Form 20-F
period 2007-12-31
Perfect World Co., Ltd.
filed 2008-05-16
CIK 1403849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-33587

PERFECT WORLD CO., LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

8th Floor, Huakong Building

No. 1 Shangdi East Road, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Kelvin Wing Kee Lau

8th Floor, Huakong Building

No. 1 Shangdi East Road, Haidian District

Beijing 100085, People’s Republic of China

Phone: (86 10) 5885-8555

Facsimile: (86 10) 5885-1012

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Class B ordinary shares, par value US$0.0001 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

279,285,720 ordinary shares, par value US$0.0001 per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐ Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our company,” “our” and “Perfect World” refer to Perfect World Co., Ltd., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include PW Network, a variable interest entity of our company; see “Corporate History and Structure;”

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“Perfect Hong Kong” refers to Perfect Online Holding Limited;

•	“PW Software” refers to Beijing Perfect World Software Co., Ltd.;

•	“PW Network” refers to Beijing Perfect World Network Technology Co., Ltd.;

•	“PW USA” refers to Perfect World Entertainment Inc.;

•	“SAIF” refers to SB Asia Investment Fund II L.P., a holder of our Class A and Class B ordinary shares, and its affiliates;

•

monthly “average concurrent users,” or “ACU,” of any of our games operated in China is determined as follows: we first determine the number of users logged on to the game at 5-minute intervals, then average that data over the course of a day to derive the daily average; the daily average data are averaged over the monthly period to derive the monthly average concurrent users;

•	quarterly “average concurrent users,” or “ACU,” of any of our games operated in China is the average of monthly average concurrent users of such game during the quarterly period;

•

quarterly “active paying customers,” or “APC,” is the aggregate number of accounts for our games operated in China under the item-based revenue model that have been charged at least once during the quarterly period;

•

quarterly “average revenue per user,” or “ARPU,” is our total online game operation revenues derived from operating in China our online games that use the item-based revenue model during the quarterly period divided by the quarterly active paying customers of these games during the quarterly period; our definition of ARPU may not be comparable to similarly titled measures presented by other online game companies;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents five Class B ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States;

•	all share and per share data have been adjusted to reflect a 10-for-1 share split that became effective on June 19, 2007; and

•

the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007, and consolidated balance sheet data as of December 31, 2006 and 2007.

We and certain selling shareholders of our company completed the initial public offering of 13,570,000 ADSs, each representing five Class B ordinary shares, par value US$0.0001 per share, on July 31, 2007. On July 26, 2007, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “PWRD.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development and launch of additional three-dimensional, or 3D, massively multiplayer online role playing games, or MMORPGs, online casual games or other online games;

•	our various initiatives to implement our business strategies;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China and other countries; and

•	the regulatory environment in China and other countries relating to the Internet and Internet content providers, including online game developers and operators.

These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the period from March 10, 2004 (date of inception) to December 31, 2004 and our consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,
		2005	2006	2007
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Online game operation revenues	—	—	98,392	615,741	84,410
Overseas licensing revenues	—	—	1,014	73,383	10,060
Total revenues	—	—	99,406	689,124	94,470
Cost of revenues	—	—	(24,604)	(118,983)	(16,311)
Gross profit	—	—	74,802	570,141	78,159
Operating expenses	(6,875)	(29,563)	(102,253)	(219,892)	(30,144)
Operating (loss) income	(6,875)	(29,563)	(27,451)	350,249	48,015
Total other income (expenses)	63	129	(291)	23,287	3,192
(Loss) income before tax	(6,812)	(29,434)	(27,742)	373,536	51,207
Net (loss) income	(6,812)	(29,434)	(27,945)	361,949	49,619
Series A convertible preferred shares accretion	—	—	(1,834)	—	—
Cumulative unearned dividends of Series A convertible preferred shares	—	—	(1,019)	(1,740)	(239)
Net (loss) income attributable to ordinary shareholders	(6,812)	(29,434)	(30,798)	360,209	49,380
Net (loss) income per ordinary share
Basic	(0.05)	(0.20)	(0.21)	1.73	0.24
Diluted	(0.05)	(0.20)	(0.21)	1.35	0.19
Net (loss) income per ADS
Basic	(0.23)	(0.99)	(1.02)	8.63	1.18
Diluted	(0.23)	(0.99)	(1.02)	6.77	0.93
Weighted average number of ordinary shares used in per share calculations:
Basic	148,571,430	148,571,430	150,403,134	208,737,775	208,737,775
Diluted	148,571,430	148,571,430	150,403,134	267,224,171	267,224,171

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,
		2005	2006	2007
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation cost included in:
Cost of revenues	—	—	(9)	(128)	(18)
Research and development expenses	—	—	(312)	(1,703)	(233)
Sales and marketing expenses	—	—	(31)	(876)	(120)
General and administrative expenses(1)	—	—	(37,828)	(5,638)	(773)

(1)	Includes a RMB30,300,487 one-time share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of these restrictions in 2006 and a RMB7,508,775 one-time share-based compensation charge in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in 2006.

	As of December 31,
	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,871	4,272	101,357	1,496,033	205,088
Total assets	9,577	8,489	127,530	1,665,741	228,353
Total liabilities	1,389	29,735	84,030	275,365	37,749
Series A convertible preferred shares	—	—	61,797	—	—
Total shareholders’ equity	8,188	(21,246)	43,500	1,390,376	190,604
Total liabilities and shareholders’ equity	9,577	8,489	127,530	1,665,741	228,353

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On May 15, 2008, the noon buying rate was RMB6.9943 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
November 2007	7.3850	7.4212	7.4582	7.3800
December 2007	7.2946	7.3682	7.4120	7.2946
January 2008	7.1818	7.2405	7.2946	7.1818
February 2008	7.1115	7.1644	7.1973	7.1100
March 2008	7.0120	7.0722	7.1110	7.0105
April 2008	6.9870	6.9997	7.0185	6.9840
May 2008 (through May 15)	6.9943	6.9896	7.0000	6.9815

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

We have a limited operating history and the long-term potential of our online games is unproven, which makes it difficult to evaluate our business and prospects.

We commenced our game development business in 2004 and launched our first MMORPG, “Perfect World,” in January 2006. We launched four additional MMORPGs, Legend of Martial Arts, Perfect World II, Zhu Xian and Chi Bi, and one online casual game, Hot Dance Party, in September 2006, November 2006, May 2007, January 2008 and March 2008, respectively. As such, we have a limited relevant operating history for you to evaluate our business, financial performance and prospects. We may not be able to achieve similar results or growth in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects, because we may not have sufficient experience to address the risks frequently encountered by early stage companies entering new and rapidly evolving markets, including the online game market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have adopted an item-based revenue model for most of our games, and we intend to apply this revenue model to most of our new games. This relatively new revenue model may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for four of our MMORPGs, Legend of Martial Arts, Perfect World II, Zhu Xian and Chi Bi. For our first MMORPG, Perfect World, we use a time-based model whereby players are charged for their playing time. Going forward, we intend to apply the item-based model to most of the new games that we operate.

Under the item-based revenue model, players are able to play the online game free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. While several other online game companies have adopted the item-based model, it is still relatively new compared to the more proven time-based model and results in new risks and uncertainties for us and other online game companies. The item-based model will require us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items will require us to track even more closely consumer tastes and preferences, especially in-game spending trends. In addition, the item-based model may cause additional concerns with the PRC regulators, who have recently been trying to implement ways to reduce the amount of time that Chinese youths spend on online games. A model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will be successful, or that it will not have a negative impact on our financial condition and results of operations.

Our revenue recognition policy for the item-based games entails our best estimates of the lives of various items associated with each of our item-based games. As we adopted the item-based revenue model only in September 2006, we have a limited operating history and data for our item-based games on which to base our revenue recognition policy for such games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated lives of such items. We consider the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these permanent ownership items, which, in some cases, may be as long as the estimated life of the related game. However, given the relatively short operating history of our item-based games, our estimate of the period that players typically play our games may not accurately reflect the actual lives of the items. We have been revising our estimates as we continue to gain operating data, and refine our estimation process and results accordingly. Any future revisions to estimates could adversely affect the time period during which we recognize revenues from these items. For example, an increase in the estimated lives of these items would increase the period over which the revenues from the items are recognized. See Item 5, “Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition.”

If we are unable to successfully develop, launch and/or operate additional online games that grow our player base and increase our revenues, our future results of operations will be adversely affected.

In order for our business strategy to succeed over time, we will need to continually develop, launch and operate new online games or license or acquire new games that are commercially successful. We will need to do this to both replace our existing online games as they reach the end of their useful economic lives, which we believe are typically two to three years for most online games, and to meet our growth strategy of operating a larger number of online games that grow our overall player base and increase our revenues.

We are currently in the process of developing four new MMORPGs. We plan to invest a significant amount of financial and personnel resources in developing, launching and operating these and other new online games in the future. We launched our first online casual game, Hot Dance Party, in March 2008 using an item-based revenue model, but since April 2008, we have offered this game to users free of charge for all in-game items in order to attract more users to play the game. We are still considering when and how to charge users of this game. We cannot assure you that we will charge users of this game in the future or the operation of this game will be a commercial success. The success of our new online games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences and technological advances in a timely manner. We cannot assure you that the games we develop will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to players, able to compete with games operated by our competitors or commercially successful. In addition, as we introduce new games, some of our existing customers may switch to the new games. If this transfer of players from our existing games does not grow our overall player base and revenues, our growth and profitability may be materially and adversely affected. In the future, we may also license or acquire new games from other game developers. However, we have no track record in operating games licensed or acquired from other developers, and we may not be able to identify appropriate games or enter into arrangements with those developers to offer these games in China, on terms acceptable to us. If we are not able to develop, license or acquire additional online games that are commercially successful and have continuing appeal to players, our future profitability and growth prospects will decline.

We face the risks of uncertainties regarding the growth of the online game industry and market acceptance of our online games and in-game items.

The online game industry, from which we derive all of our revenues, is a relatively new and evolving industry and concept. The growth of the online game industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the growth of personal computer, Internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•

the availability and popularity of other forms of entertainment, particularly games of console systems, such as those made by Sony, Nintendo and Microsoft, which are already popular in developed countries and may gain popularity in China and other countries in which we market our games;

•	changes in consumer demographics and public tastes and preferences;

•	the popularity and price of new online games and in-game items that we and our competitors launch and distribute; and

•	our ability to timely upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the online game market.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, MMORPGs are popular in China. However, there is no assurance that MMORPGs will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that we operate, will likely adversely affect our business and prospects. We must be able to track and respond to these changes in consumer preferences in a timely and effective manner. Furthermore, given that the item-based revenue model relies on in-game purchases, we must be able to track and respond quickly to changes in game preferences and consumer spending trends.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement a variety of new and upgraded operational and financial systems, including online payment systems and related security systems, procedures and controls, and the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, customers, overseas licensees and third-party service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies.

We believe that there are over 100 online game operators in China. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our principal competitors in China include Shanda Interactive Entertainment Limited, or Shanda, The9 Limited, or The9, Netease.com, Inc., or Netease, Sohu.com Inc., or Sohu, Giant Interactive Group Inc., or Giant Interactive, and Shanghai Everstar Online Entertainment Co. Ltd., or Nineyou. Our potential competitors also include major Internet portal operators, other domestic and foreign game developers and publishers, and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we have. Some of our competitors or potential competitors, especially major foreign online game developers, have greater game development resources than we have. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of MMORPGs and other online game offerings than we do. As a result, they may be able to take greater risks and endure lower than expected performances from some of their games.

In addition, our competitors may introduce new business models, and if these new business models are more attractive to customers than the business models we currently use, our customers may switch to our competitors’ games, and we may lose market share. We believe that competition in the online game market in China may become more intense as increasing numbers of online games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our players or growth rate of our player base, or cause us to reduce usage fees or the prices of certain in-game items. All of these competitive factors could have a material adverse effect on our revenues and profitability.

We have incurred net losses in the past and may experience net losses or earnings declines in the future.

We incurred net losses of RMB6.8 million, RMB29.4 million and RMB27.9 million for the period from inception to December 31, 2004 and for the years ended December 31, 2005 and 2006, respectively. We cannot assure you that we will not incur net losses in the future or that there will not be any earnings or revenue declines in any future periods. Without taking into account share-based compensation expenses, we expect that our total operating expenses will increase as we experience anticipated growth. We incur significant costs and operating expenses to develop, market and operate a game and may not collect revenues in connection therewith for some time or at all. As a result, any decrease or delay in generating more revenues could result in material operating losses and harm our financial condition.

As we currently depend on five MMORPGs for substantially all of our revenues, any adverse developments relating to these games may adversely affect our future results of operations.

In the first three quarters of 2006, substantially all of our revenues were derived from just one MMORPG, Perfect World, which was launched in January 2006. We launched Legend of Martial Arts, Perfect World II, Zhu Xian and Chi Bi in September 2006, November 2006, May 2007 and January 2008, respectively. We anticipate that these existing games will continue to account for a significant percentage of our revenues in 2008. Although we are currently developing four new MMORPGs, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	failure by us to make quality upgrades, enhancements or improvements to the existing games in a timely manner;

•	any reduction in or failure to grow the player base of these existing games, any decrease in their popularity in the market due to intensifying competition or other factors;

•	any decrease in or failure to grow the amount of revenues generated from the existing games; or

•	any breach of game-related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to our games.

Our failure to anticipate or successfully implement new technologies could render our game engine, game development platform or games uncompetitive or obsolete, and reduce our revenues and market share.

Our proprietary Angelica 3D game engine, game development platform and anti-cheating expertise are critical to our success. The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant financial resources in research and development to keep pace with technological advances in order to make our development capabilities and our games competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which online game technology has been and will continue to be developed, we may not be able to timely upgrade our game engine or our game development platform in an efficient and cost-effective manner, or at all. New technologies in online game programming or operations could render our technologies, our existing online games or the games that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this report, we have licensed Perfect World II, Legend of Martial Arts and Zhu Xian to game operators in 13, eight and eight countries and regions, respectively. We plan to further license our existing and new games in more countries and regions. The offering of our games in the international markets exposes us to a number of risks, including:

•	difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our games in, overseas markets;

•	difficulties in developing games and expansion packs catering to overseas markets and in renewing our license agreements with licensees upon their expiration;

•	difficulties in maintaining the reputation of our company and our games, given that our games are operated by licensees in the overseas markets pursuant to their own standards;

•	difficulties and costs in protecting our intellectual property rights overseas;

•

difficulties and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our games, such as game import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

Certain countries in Europe are considering banning the distribution of violent games. Korea also requires online game companies to obtain a ratings classification for online games and implement procedures to restrict the distribution of online games to minors. As a result, our international expansion may also be adversely affected by public opinion or government policies overseas.

Unauthorized character enhancements and other hacking or cheating activities could harm our business and reputation and materially and adversely affect our results of operations.

With the increase in the number of online game players in China, online game operators have increasingly encountered problems arising from the use of unauthorized character enhancements and other hacking or cheating activities. We have from time to time detected a number of players who have gained an unfair in-game advantage by installing hacking or cheating tools to facilitate character progression. In response to these activities, we have installed built-in detection mechanisms in our games to identify various hacking and cheating activities, and have expanded our technical team dedicated to detecting unauthorized character enhancements and resolving other hacking issues. Continued occurrences of unauthorized character enhancements and other manipulations may negatively impact the image of our online games and players’ perception of their reliability, decrease the number of players, reduce the players’ interest in purchasing in-game items, shorten the life span of the games and adversely affect our results of operations. Furthermore, once we detect the players who have engaged in hacking or cheating activities, we generally suspend their access to their respective accounts, which may result in significant user dissatisfaction and cause some of these players to cease to play the game altogether.

In addition, our games may be affected by other hacking or cheating activities in China and other countries and regions. For example, on June 11 and June 12, 2007, all four online games that we operated in China at that time encountered a large-scale denial of service attack by a third party, which resulted in constraints in our network capacity. Many players could not get access to our servers during that period to play our games. We cannot assure you that we or our overseas licensees will be able to defend against these attacks promptly and effectively in the future. Furthermore, we cannot assure you that we will be able to identify and eliminate new unauthorized character enhancements or other hacking or cheating activities in a timely manner, or at all. Unauthorized character enhancements and other hacking or cheating activities could harm our business and reputation and adversely affect our results of operations. Furthermore, a constant recurrence of these activities may require us to shift our management’s and personnel’s attention from research and development and other operations to focus instead primarily on anti-hacking programs and activities, which could hurt our ability to develop and launch new games and grow our business.

We may not be able to prevent others from infringing upon our intellectual property rights, which may harm our business and expose us to litigation.

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to our success. In particular, we have spent significant amounts of time and resources in developing our Angelica 3D game engine and must continue to protect the technology. We do not hold any patents in China or elsewhere, and intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. We have taken steps to prevent the misappropriation of our proprietary technology, including registration of our existing online games and our Angelica 3D game engine for copyright protection, registration of our domain names and entering into non-competition and confidentiality agreements with our key employees. However, these steps may be inadequate. Any misappropriation by our employees, licensees or other third parties of intellectual property used in our business, whether licensed to us or owned by us, could have an adverse effect on our business and operating results. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

We may be subject to future intellectual property rights claims or other claims which could result in substantial costs and diversion of our financial and management resources away from our business.

We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in July 2007, a certain China-based online game company claimed that it owned certain trademarks of “Chibi” in four key categories, including “online game” and “game” in China. However, we filed a trademark application for the Chinese name of Chi Bi under Category 41, which includes online game in China in October 2006. According to our trademark search of publicly available sources and our PRC counsel’s trademark search with the Trademark Office of the State Administration for Industry and Commerce in China in July 2007, we were not aware that the Chinese name of Chi Bi had been preliminarily approved as a registered trademark relating to online game under Category 41 in China. We believe that our Chi Bi game and the proposed trademark related to the game do not infringe upon any third party’s rights.

Some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees are involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. We may also become subject to claims from our customers from time to time. Although we are not aware of any significant pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative technologies or games and be forced to pay fines and damages, any of which may materially and adversely affect our business and results of operations.

Moreover, our results of operations may be materially and adversely affected if our licensors cannot prevail on future intellectual property rights claims brought against them by third parties. We currently derive, and expect to continue to derive, substantial revenues and profits from online games based on intellectual property licensed to us exclusively by third parties. See Item 4, “Information on the Company—Business Overview— Intellectual Property.” Any of our licensors may be subject to intellectual property rights claims with respect to those aspects of the online game licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we might lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the intellectual property, and our results of operations could be materially and adversely affected.

Undetected programming errors or flaws in our games or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

Our games may contain errors or flaws, which may only become apparent after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. From time to time, our players informed us of programming flaws affecting their game play experience, which we were generally able to resolve promptly. Furthermore, customer service, including in-game masters, is critical for retaining customers, and we may not be able to maintain and continuously improve the quality of our services to meet customers’ expectations. If our games contain programming errors or other flaws, or if we inadvertently delete our customers’ records or otherwise fail to provide effective customer service, our customers may be less inclined to continue or resume playing our games or recommend our games to other potential customers, and may switch to our competitors’ games. Undetected programming errors, game defects and unsatisfactory customer service can disrupt our operations, adversely affect the game experience of our customers, harm our reputation, cause our customers to stop playing our games, and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

Network interruptions or loss of critical customer data caused by system failures or other internal or external factors may lead to player attrition and revenue reduction and harm our business and reputation.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. From time to time, our customers in certain locations could not gain access to our online game services for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, Internet connection problems or other reasons. Any server interruptions, break-downs, design deficiencies, or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our services or loss of critical customer data, could adversely impact our ability to service our players and lead to player attrition and revenue reduction.

Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

If our system and network infrastructure fails to operate effectively, our business may be harmed.

We use internally developed software systems that support nearly all aspects of our billing and payment transactions. Our business may be harmed if we are unable to upgrade our systems fast enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or acquired technology with our existing systems. Furthermore, our network capacity depends on our owned and leased network servers and the communication bandwidth that we lease. Constraints in network capacity could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers, which could, in turn, materially and adversely affect our business and results of operations.

We rely on services from third parties to carry out our businesses, and if there is any interruption or deterioration in the quality of these services, our customers may cease playing our games.

We rely on a network of distributors throughout China for sales of our online game services to our customers. As a result, a substantial portion of our sales are carried out via a distribution network composed of non-exclusive third party distributors which also distribute games for our competitors. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. In addition, we rely on various Internet data centers to host our servers. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our service. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution or services on a timely basis or on terms favorable to us or at all.

We could be liable for breaches of security of our website and third party online payment channels, which may have a material adverse effect on our reputation and business.

Currently, a portion of our online game operation revenues are generated from sales through third-party online payment platforms. In such transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks, in some cases including our website as well, is essential to maintain consumer confidence. While we have not experienced any breach of our security measures to date, we cannot assure you that our current security measures are adequate. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems over time. In the meantime, the associated online crime will likely increase as well and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third party online payment vendors and we cannot assure you that these vendors’ security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items.

We have experienced and may continue to experience fluctuations in quarterly operating results.

Our quarterly operating results have experienced fluctuations and may continue to fluctuate in the future due to a variety of factors, including the demand for our products and services and our competitors’ products and services, the launch of our new games, changes in estimation of the average period that players typically play our games, the quality of the expansion packs for our existing games, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems. As an online game operator, our revenues in any quarter are substantially dependent on the amount of the game playing time spent by our players in that quarter and, in connection with our item-based revenue model, the amount of in-game items purchased, which is influenced by the overall game playing time and price of the items. To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage and purchases. Failure to meet our expectations or our inability to accurately estimate customer usage and purchases, could disproportionately and adversely affect our operating results in any given quarter. Given the relative newness of our online games and adoption of the item-based model, it may be difficult to estimate customer usage and purchases. As a result, we believe that period-to-period comparisons of operating results are not necessarily indicative of our future results.

Future acquisitions or alliances may have an adverse effect on our business.

Selective acquisitions of online game development and operating companies and alliances with key players in the online game industry and other related industry sectors form part of our strategy to further expand our business. For example, in April 2008, we acquired a 20% equity interest in Chengdu Seasky Digital Entertainment Co., Ltd., a developer of MMORPGs. However, our ability to grow through future acquisitions or alliances, such as joint ventures, will depend on the availability of suitable acquisition targets or joint venture partners at reasonable terms, our ability to compete effectively to attract these targets or partners, the availability of financing to complete larger acquisitions or joint ventures, and our ability to obtain any required governmental approvals.

Future acquisitions could also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations. We lack experience in identifying, financing or completing large acquisitions or joint venture transactions. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions or alliances or in the process of integration could have an adverse effect on our ability to manage our business.

Our business and growth are substantially dependent on the continuing efforts of our senior executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our senior executive officers and key employees, especially Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Kelvin Wing Kee Lau, our chief financial officer, Mr. Di He, our chief technology officer, Mr. Qing Li, our chief design officer, Mr. Qi Zhu, our senior vice president who is in charge of operations, and Mr. Alan Ming Chen, our senior vice president and chief executive officer of PW USA. We do not maintain key-man life insurance for any of our key executives. If one or more of our executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all. Our business may be severely disrupted and our financial conditions and results of operations may be materially and adversely affected. If any of our executive officers joins a competitor or forms a competing company, we may lose distributors, customers, service providers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain key employees, our business may be adversely affected.

We will need to hire and retain additional qualified employees, particularly experienced game development personnel with expertise in the online game industry. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

We will become subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act as of the end of our fiscal year ending December 31, 2008; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to the reporting obligations under the U.S. securities laws following our initial public offering in July 2007. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. During the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We also anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

In the past, we had certain material weakness and deficiencies in our internal controls. For example, during the course of the preparation and external audit of our consolidated financial statements for the period ended December 31, 2004 and the years ended December 31, 2005 and 2006, we and our independent registered public accounting firm noted a material weakness and a significant deficiency in our internal control over financial reporting, as defined in the applicable rules of the Public Company Accounting Oversight Board. The material weakness observed was our lack of sufficient competent staff to perform period end reporting procedures, to address complex U.S. GAAP accounting issues, and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness resulted in material audit adjustments to our financial statements and corrections to the footnote disclosures. The significant deficiency observed was that we lacked adequate control over program development and program change within our revenue billing and recognition systems. As a result, it would be possible for erroneous code to be distributed to the revenue billing and recognition systems, which could negatively impact management’s ability to properly initiate and record basic transactional data that are relied upon in generating revenue figures. As more fully described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal Control over Financial Reporting,” following the identification of this significant deficiency and other weaknesses, we adopted certain steps to improve our internal control over financial reporting. During the course of the preparation and external audit of our consolidated financial statements for the year ended December 31, 2007, we and our independent registered public accounting firm noted a significant deficiency, i.e., as our business continues to expand, we will need to hire additional competent staff to address the increasing period end reporting requirements and to prepare and review financial statements and related disclosures under U.S. GAAP, and we should ensure our accounting and financial reporting staff have adequate training to keep up with the rapid changes of our business and to keep up with our reporting requirement. We plan to implement additional steps, to address the significant deficiency and to improve our internal control over financial reporting generally. However, the implementation of these measures may not fully address the material weakness and the significant deficiency in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We may face execution risk with respect to our proposed purchase of office premises.

We entered into an agreement for the purchase of the office premises and garage parking with an area of approximately 55,000 square meters in Chaoyang District, Beijing, in the first quarter of 2008. The aggregate purchase consideration is approximately RMB700 million, and we have paid approximately RMB580 million as of the date of this report. However, the premises have not been handed over to us and we have not been registered as the owner of the premises yet. If the seller fails to timely deliver us the premises or the delivered premises have defects, we may not timely use the premises as planned and our operations may be adversely affected. Furthermore, although we and the seller have registered the pre-sale of the premises with the local construction commission, such registration provided us with limited protection compared with title certificate of the premises. Accordingly, the seller’s breach of the purchase agreement may expose us to the seller’s credit risk, and we may not be able to recover our advance payment and may suffer loss should the seller fail to fulfill its obligation under the purchase agreement.

We plan to move the majority of our operations to the new office premises in the future. Due to the concentration of our operations, any future problem in our facilities such as loss of power or earthquake may limit our ability to operate our games, conduct research and development and provide customer service. In addition, if our operations do not need to occupy all the purchased premises for, we may lease out certain purchased office premises. We have no experience in leasing out office premises and may not be able to find appropriate lessees or timely collect rents or other payment from them, which may adversely affect our results of operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to 2007, there have been reports on the occurrences of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

If tax benefits currently available to PW Software and PW Network are reduced or repealed, our business and results of operations could suffer.

Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under the PRC tax rules and policies then effective, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential EIT rate of 15% and was further entitled to a two-year EIT exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. PW Network was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 would be the first two years during which PW Network would have cumulative taxable income. Accordingly, PW Network was expected to be exempted from EIT in 2007 and 2008 and be entitled to a 50% reduction of its applicable EIT rate from 2009 to 2011. PW Software was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from EIT from 2007 to 2009 and would be entitled to a 50% reduction of its applicable EIT rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, which has taken into effect from January 1, 2008. The implementing rules of the New EIT Law, or the Implementing Rules, were adopted on December 6, 2007 and have taken into effect from January 1, 2008. Under the New EIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, PW Software, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies. Furthermore, enterprises that were established and already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term. Therefore, we believe

•

PW Network will continue to enjoy the above-mentioned tax exemption in 2008 and a 50% reduction of its applicable EIT rate from 2009 to 2011 so long as PW Network is qualified as a “software enterprise.” However, qualification as a “software enterprise” is subject to an annual assessment by the relevant government authority in China. There is no assurance that PW Network will continue to meet the qualifications or that the relevant government authority will not revoke its “software enterprise” status. If PW Network is qualified as a “high and new technology enterprise strongly supported by the State,” then PW Network’s applicable EIT rate will be 15%; and

•

PW Software will continue to enjoy the above-mentioned tax exemption in 2008 and 2009 and a 50% reduction of its applicable EIT rate from 2010 to 2012. If PW Software is qualified as a “high and new technology enterprise strongly supported by the State,” then PW Software’s applicable EIT rate will be 15%.

Since the New EIT Law and relevant rules were recently promulgated, there is still uncertainty with respect to their interpretation and implementation. The tax authorities may determine that PW Network’s and/or PW Software’s entitlement to the above preferential tax treatment is contingent upon their qualifications as “high and new technology enterprises strongly supported by the State.” Furthermore, certain qualification requirements for “high and new technology enterprises strongly supported by the State” are not available yet, pending the issuance of additional implementing rules. Therefore, we cannot assure you that PW Network and PW Software will be classified as a “high and new technology enterprises strongly supported by the State,” and continue to be entitled to the above preferential tax treatments.

In addition, as determined and approved by the relevant tax authority, the sales proceeds that PW Network collects from our online game operations are subject to value-added tax, or VAT, which is at a rate of 17% of such proceeds. Pursuant to relevant tax rules, prior to the end of 2010, PW Network is entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds. When such refund policy expires at the end of 2010, PW Network would be subject to the regular 17% VAT rate, which would substantially increase our cost of revenues and materially affect our results of operation.

Furthermore, according to a circular recently issued by local tax authorities, PW Network may be subject to a 5% business tax on its online game operation revenues in lieu of VAT. In the event PW Network is required to pay such business tax instead of VAT on its online game operation revenues before the expiration of the 14% VAT refund policy at the end of 2010, our cost of revenues will further increase, which will have a material adverse effect on our results of operation.

Moreover, PW Software is entitled to an exemption from business tax with respect to the game development business and related technology consultancy services that it engages in, which falls within the definition of technology development business. Any expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

Our global income and the dividends we receive from our PRC subsidiary may be subject to PRC tax under the New EIT Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, PW Software, are exempt from PRC withholding tax. Pursuant to the New EIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Perfect Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the

Implementing Rules, if Perfect Hong Kong is regarded as a resident enterprise, the dividends payable to Perfect Hong Kong from PW Software will be exempt from the PRC income tax. If Perfect Hong Kong is regarded as a non-resident enterprise and therefore is subject to a 5% withholding tax for any dividends payable to it from PW Software, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability, loss of data or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to 10 votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Many of our major shareholders who acquired our shares prior to our initial public offering hold our Class A ordinary shares. As of the date of this report, holders of our outstanding Class A ordinary shares represent 79.7% of our aggregate voting power, and holders of our outstanding Class B ordinary shares represented 20.3% of our aggregate voting power. We continue to maintain the dual-class ordinary share structure. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

Our principal shareholders and their affiliated entities own more than a majority of our voting power due to our dual-class ordinary share structure. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of these restrictions, we rely on PW Network to hold and maintain the licenses necessary to operate our online games in China. PW Network is a Chinese company controlled by Beijing Shiji Xiangshu Technology Co., Ltd., a PRC company controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer. PW Network and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Network. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. For a description of these contractual arrangements, see Item 4, “Information on the Company—History and Development of the Company” and Item 7, “Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners.”

Under the equity pledge agreement, the shareholders of PW Network pledged their equity interests in PW Network to PW Software. According to the PRC Property Rights Law which has taken into effect as of October 1, 2007, such pledge has to be registered with the relevant administration for industry and commerce. PW Software applied for such registration, but the application was denied as no registration procedures were available. PW Software will continue to endeavor to register such pledge when the administration for industry and commerce implements registration procedures in accordance with PRC Property Rights Law in the future. We cannot assure you that PW Software will be able to register the pledge in the near future, and if PW Software is unable to do so, the effectiveness of such pledge may be affected.

A circular issued by the Ministry of Information Industry (which has been reorganized into the Ministry of Industry and Information), or MII, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. The circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours. We have made verbal inquiries with the officials at the MII, but have not been able to get a definitive answer as to the applicability of the above circular to our corporate structure and to the enforcement and performance of the contractual arrangements between PW Software, PW Network and its shareholders.

In the opinion of King & Wood, our PRC counsel, (i) the ownership structure and the business and operation model of each of PW Software and PW Network are in compliance with all existing PRC laws and regulations, and (ii) each contract under PW Software’s contractual arrangements with PW Network and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the above MII circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the MII circular, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking PW Software’s business license or PW Network’s business or operating license, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

PW Software’s contractual arrangements with PW Network may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that PW Software’s contractual arrangements with PW Network were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by PW Network, which could adversely affect us by (i) increasing PW Network’s tax liability without reducing PW Software’s tax liability, which could further result in late payment fees and other penalties to PW Network for underpaid taxes; or (ii) limiting the ability of PW Software or PW Network to maintain preferential tax treatments and other financial incentives.

PW Software’s contractual arrangements with PW Network and its equity owners may not be as effective in providing control over PW Network as direct ownership of PW Network.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with PW Network and its equity owners that provide us with effective control over PW Network. We depend on PW Network to hold and maintain certain licenses necessary for our online game business. PW Network also owns all of the intellectual property, facilities and other assets relating to the operation of our online games in China, and employs the personnel for our online game operation and distribution. We have no ownership interest in PW Network. Although we have been advised by King & Wood, our PRC legal counsel, that each contract under PW Software’s contractual arrangements with PW Network is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over PW Network as direct ownership of PW Network. In addition, PW Network or its equity owners may breach the contractual arrangements. For example, PW Network may distribute dividends to its equity owners who may decide not to remit these dividends to us in accordance with the existing contractual arrangements.

PW Network is wholly-owned by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd., which are companies controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, and several other beneficial owners of our ordinary shares. Conflicts of interest between their duties to our company and to PW Network may arise. We cannot assure you that when conflicts of interest arise, the ultimate equity owners of PW Network will act completely in our interests or that conflicts of interest will be resolved in our favor. These ultimate equity owners could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others.

In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Risks Related to Doing Business in China

Our business may be adversely affected by public opinions and government policies and regulations in China.

Due to the high degree of user loyalty to MMORPGs or other online games, easy access to personal computers and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of Internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and increased the punishment for Internet cafés admitting minors. This notice also tightened the administration of in-game currency, and its impact on us and other operators of item-based online games is uncertain. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our customer base or customer purchases of in-game items, thus adversely affecting our business and results of operations. Given the relatively limited use of personal computers in China and the relatively high cost of high-speed Internet access, closures or reduction in business hours of these cafés would significantly reduce the number of game players in China.

In April 2007, the General Administration of Press and Publication of China, or GAPP, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. The item-based model that we adopted for most of our MMORPGs, including Legend of Martial Arts, Perfect World II, Zhu Xian and Chi Bi, may raise additional concerns with the PRC regulators who may find that a model that does not charge for time is inconsistent with the goal of reducing the overall playing time of young game players. As this is a relatively new revenue model for online games in China, it is uncertain how the PRC government authorities will react to the model and its effect on overall playing time. The PRC regulators may also have concerns about our casual game Hot Dance Party, which we offer in-game users free of charge.

The implementation of the aforementioned systems and regulations may discourage or otherwise prevent or restrict our young and other customers from playing our online games, which could limit the growth of or reduce our revenues, thus adversely affecting our business and results of operations. If we fail to implement these systems timely and successfully, the relevant government authorities may have broad discretion in dealing with our noncompliance, including rejecting our application for the operation of new games, suspending our online game operations and revoking our relevant licenses. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is significantly lower than in the United States and other developed countries. Furthermore, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access still remains relatively high. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, this will create serious challenges for our business and growth if the Chinese government authorities continue to more stringently regulate Internet cafés, including possibly closing a significant number of Internet cafés or reducing the hours that they are allowed to operate. See “—Our business may be adversely affected by public opinions and government policies and regulations in China.” In addition, there is no assurance that there will not be any increase in Internet access or telecommunication fees in China. If that happens, the number of our players may decrease and the growth of our player base may be materially impeded.

The continued growth of China’s Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MII. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and most of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. Rapid economic growth has led to growth in the supply of money and rising inflation which China is experiencing now. Rising inflation is eroding disposable incomes and consumer spending in China, and it may have an adverse effect on our profitability. In order to control inflation in the past, China has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending, which may lead to a slowing of economic growth. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the online game industry. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MII, the GAPP, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games. For example, an Internet content provider, or ICP, such as PW Network, must obtain an ICP license in order to engage in any commercial ICP operations within China. An online game operator must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games through the Internet. Before May 2008, we did not hold an Internet publishing license as the issuance of such licenses had been suspended by the GAPP. PW Network obtained an Internet publishing license in May 2008, which allows PW Network to distribute and publish online games on the Internet. Before PW Network obtained such an Internet publishing license, the online games we currently offer were published by an unrelated publisher which holds an electronic publishing license. The term of our agreements with that publisher in connection with the publication of our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi and Hot Dance Party, will expire on April 29, 2009, September 5, 2009, November 2, 2009, April 6, 2010, August 30, 2010 and January 8, 2011, respectively. The current PRC rules are not clear as to whether this practice is permissible, or whether any penalties shall be imposed on this practice. We have made verbal inquiries with the officials at the GAPP and been informed that the GAPP is aware of and does not object to such practice, where an online game operator publishes its online games through a holder of electronic publishing license, so long as the Internet publication of such online games has been filed with the GAPP. The Internet publication of all of our existing online games has been filed with the GAPP. If this practice is challenged by the GAPP, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. While we believe that we are in compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when Internet content providers and Internet publishers find that information falling within the above scope is transmitted on their website or is stored in its electronic bulletin service system, they shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content in our online games and on our websites, and keep records and report to relevant authorities, which may reduce our player base, the amount of time our games are played or the purchases of in-game items. This would have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our online games and websites, including a suspension or shutdown of our operations.

Recent PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games.

On December 12, 2007, the State Administration on Radio, Film and Television, or SARFT, and MII promulgated the Administrative Measures on Internet Video/Audio Program Services, or the SARFT Rule, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services.

On May 1, 2007, PW Network and Shanghai Feifahong Network Technology Co., Ltd., or Shanghai Feifahong Network, entered into an agreement under which Shanghai Feifahong Network provides PW Network with Internet video/audio program services on Shanghai Feifahong Network’s website for our online games Perfect World, Legend of Martial Arts, Perfect World II and Zhu Xian. Shanghai Feifahong Network also covenants in the agreement that it shall obtain all necessary permits/licenses to perform this agreement. As of the date of this report, Shanghai Feifahong Network has not obtained the license on Internet video/audio service from SARFT and therefore Shanghai Feifahong Network’s website may be suspended or closed under the SARFT Rule, which may adversely affect the operation of the above online games.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006.

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary or PW Network, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC citizens who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78 because we are an overseas listed company. If we or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

We completed the initial listing and trading of our ADSs on the Nasdaq Global Market in July 2007. We did not seek CSRC approval in connection with our initial public offering. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this new procedure;

•

In spite of the above, given that we had completed our restructuring before September 8, 2006, the effective date of the new regulation, and that our holding company, Perfect World, was formed for the sole purpose of facilitating private equity investment, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of the ADSs and the Class B ordinary shares, or the listing and trading of our ADSs on the Nasdaq Global Market; and

•	The issuance and sale of the ADSs and the Class B ordinary shares and the listing and trading of the ADSs on the Nasdaq Global Market do not conflict with or violate this new PRC regulation.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiary and affiliated entity incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. In addition, we depend on PW Network to honor its agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We partly rely on dividends paid by our operating subsidiary in China for our cash needs.

We partly rely on dividends paid by our PRC subsidiary, PW Software, for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. PW Software is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. PW Software is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if PW Software incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and result of operations.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 18.0% appreciation of the RMB against the U.S. dollar by March 31, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Substantially all of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, PW Software is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiary and affiliated entity in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our subsidiary or affiliated entity in China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Risks Related to Our Shares and ADSs

The market price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from July 26, 2007, the first day on which our ADSs were listed on Nasdaq Global Market, until May 15, 2008, the trading price of our ADSs has ranged from US$17.40 to US$37.00 per ADS and the closing sale price on May 15, 2008 was US$30.31 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online game industry;

•	changes in the economic performance or market valuations of other online game companies;

•	announcements by us or our competitors of new products or services, new revenue models, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this report, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. The depositary may, but is not required to, sell such undistributed rights to third parties in this situation. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You would also find it difficult to enforce a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws, in the United States, the Cayman Islands or China, against us or our officers and directors.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably given that market prices of technology companies have been especially volatile. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operations through Beijing Perfect World Network Technology Co., Ltd., or PW Network, a limited liability company established in China in 2004. To enable us to raise equity capital from international investors, our holding company, Perfect World Co., Ltd., or Perfect World, was incorporated under the laws of the Cayman Islands in June 2006. In August 2006, we formed Beijing Perfect World Software Co., Ltd., or PW Software, our wholly-owned subsidiary in China. In September 2006, PW Software entered into contractual agreements with PW Network and its equity owners, pursuant to which PW Network transferred certain fixed assets and certain personnel to PW Software and PW Software provides technical support and research and development services to PW Network. Through these contractual arrangements, as amended and restated in April 2007, we have the ability to effectively control PW Network’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Network and PW Network is a variable interest entity, or VIE, of our company under generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, we consolidate PW Network’s results of operations, assets and liabilities in our financial statements. PW Network is considered as our predecessor company. Since both we and PW Network are under common control, our consolidated financial statements reflect this reorganization as a transaction between entities under common control and have been prepared as if the reorganized corporate structure had been in existence throughout all the periods presented. See Item 7, “Related Party Transactions” for a description of the contractual arrangements among PW Software, PW Network and its equity owners.

In July 2007, we completed our initial public offering, in which we issued and sold 9,000,000 ADSs, representing 45,000,000 of our Class B ordinary shares, and certain of our then shareholders sold 4,570,000 ADSs, representing 22,850,000 of our Class B ordinary shares, in each case at a public offering price of US$16.00 per ADS.

In December 2007, we incorporated Perfect Online Holding Limited, or Perfect Hong Kong, a wholly owned subsidiary, in Hong Kong, and transferred all our equity interest in PW Software to Perfect Hong Kong in January 2008.

In March 2008, we opened a research and development center in Shanghai to take advantage of the skilled workforce in the game development industry. The research and development center is currently developing one MMORPG.

In April 2008, we entered into a capital increase and share transfer agreement with Chengdu Seasky Digital Entertainment Co., Ltd., a limited liability company in China, or Chengdu Seasky, and its equity holders, to acquire a 20% equity interest in Chengdu Seasky for consideration of US$3.0 million in cash. Chengdu Seasky is principally engaged in the design and development of online games in China.

In April 2008, we established Perfect World Entertainment Inc., or PW USA, a Delaware corporation and our wholly owned subsidiary, to capture potential business opportunities in North America. PW USA is expected to primarily focus on executing our international expansion strategy.

Our principal executive offices are located at 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is (8610) 5885-8555. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2007, according to a report published by International Data Corporation, or IDC, a leading market research firm. We primarily develop three-dimensional, or 3D, online games based on our proprietary Angelica 3D game engine and game development platform. Our strong technology and creative game design capabilities, combined with our extensive local knowledge and experience, enable us to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China. In 2006 and 2007 and the first quarter of 2008, we launched our five self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian and Chi Bi, and our first online casual game, Hot Dance Party. In the first quarter of 2008, these games recorded approximately 660,000 average concurrent users in China. We plan to develop more online games, including two-dimensional, or 2D games, with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

Our core technology capabilities consist of our proprietary 3D game engine, game development platform and real-time anti-cheating expertise, all developed and built by our experienced development team. In particular, our game engine enables us to create superior 3D graphics with impressive visual effects and provides the technical foundation for realizing innovative features in the game environment. Our game development platform is built on modularized functions which allow us to have the ability to develop our 3D MMORPGs within approximately six to 12 months and to update our games frequently through expansion packs.

We have achieved an impressive game development track record. According to IDC, Zhu Xian was recognized as the most popular online game and the most popular domestically developed online game, Legend of Martial Arts was ranked among the top ten most popular online games, and Legend of Martial Arts and Perfect World II were ranked among the top ten most popular domestically developed online games in China in 2007. Chi Bi was recognized as the second most anticipated online game in China in 2008 according to IDC. Both Legend of Martial Arts and Zhu Xian were ranked among the “Top 10 Most Popular Online Games,” and each of Perfect World II, Legend of Martial Arts and Zhu Xian was ranked among the “Top 10 Most Popular Domestically Developed Online Games” at the 2007 China Game Industry Conference. Zhu Xian was a winner of the “Best Self-developed Online Games” award and was ranked among the “Top 10 Most Favorite Online Games among Game Players,” and Chi Bi was ranked among the “Top 10 Most Anticipated Online Games by Game Players” at the China Digital Entertainment Exposition and Conference, or ChinaJoy, in 2007. Zhu Xian was the winner of the “Best Domestically Developed Online Game” award at the 2007 Annual Conference of Chinese e-Game Industry.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for Legend of Martial Arts, Perfect World II, Zhu Xian and Chi Bi under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2006 and 2007, 46.9% and 93.7%, respectively, of our online game operation revenues were generated through this item-based model. Hot Dance Party previously used an item-based revenue model, but since early April 2008, we have offered this game to users free of charge for all in-game items in order to attract users to play the game. We will continue to explore new and innovative business models to maximize our revenues and profit. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 28 third-party distributors of our physical cards and two national distributors of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although most of our revenues are generated in China, we have licensed our games, Perfect World II, Legend of Martial Arts and Zhu Xian, to leading game operators in 13, eight and eight countries and regions, respectively, and we plan to license our games to more countries and regions.

We have grown substantially since our inception, and generated revenues of RMB99.4 million and RMB689.1 million (US$94.5 million) in 2006 and in 2007, respectively. Our net loss of RMB27.9 million in 2006 included one-time share-based compensation charges in the amount of RMB37.8 million incurred in the year. We achieved net income of RMB361.9 million (US$49.6 million) in the year ended December 31, 2007.

Products and Services

Since our inception in March 2004, we have developed, operated and distributed five 3D MMORPGs, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian and Chi Bi, and one 3D casual game, Hot Dance Party. All of our games are developed by using our Angelica 3D game engine and offer “anytime play,” meaning users can play the games 24 hours a day, seven days a week.

Our games offer significant opportunities for social interaction in cyberspace. Life-like features in some of our games include marriages among online characters and martial arts apprenticeships, which are historical associations formed by martial arts masters according to Chinese legends. In addition, characters in our games may visually express feelings by their actions or by using emotive icons that appear within a character’s dialogue box. We believe that these features significantly expand the interface for player interaction, allow players to express their own personalities or virtual personalities through their virtual characters and create a certain level of social reality in the game.

Although each game character may be unique, groups of players may, and often must, form teams or alliances to achieve certain collective game objectives, such as battles and missions. Our games also incorporate instant messaging systems and chat rooms, which allow players to communicate and interact with each other in real-time groups or in one-on-one discussions. The bulletin boards in our games allow players to post notes or inquiries and respond to other players’ notes or inquires.

The following table summarizes the launch date, number of expansion packs releases since the launch of the game and the minimum hardware configuration requirements for each of the MMORPGs and the one casual game that we are currently operating. Our games are designed to be flexible to present an effective game experience even for players who may not have state-of-the-art hardware.

Game	Date of Launch	Number of Expansion Packs Released Since Date of Launch	Minimum Hardware Configuration Requirements
Perfect World	January 2006	9	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2.5 GB hard drive

Legend of Martial Arts	September 2006	5	Pentium III 600 Mhz CPU, 256 MB RAM, TNT DX8.0 display card and 1 GB hard drive

Perfect World II	November 2006	6	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2.5 GB hard drive

Zhu Xian	May 2007	4	Celeron 800 Mhz CPU, 256 MB RAM, TNT DX8.0 display card and 700 MB hard drive

Chi Bi	January 2008	1	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 1.5 GB hard drive

Hot Dance Party	March 2008	nil	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2.5 GB hard drive

Perfect World. Perfect World is an adventure and fantasy game with traditional Chinese settings. Players can take on various roles, including swordsmen, magicians, archers, priests and magical creatures. Characters develop skills over time, use magical weapons and team up with other players to fight against monsters and various creatures and to conquer and govern territories.

Players can design and customize the appearance and characteristics of their characters and roles. This includes customization of skin color, facial features and expressions, body types and hair styles. The player can model the game character after her own image or the image of a star or create a new image. Perfect World also offers a variety of features that were once innovative in China, such as day-and-night shifting and weather effects and changes. The game allows characters to fly freely and move in a continuous and changing terrain and environment seamlessly without having to wait for scenery changes as is often the case in many other online games.

Perfect World offers sophisticated 3D graphics that realistically represent real-life characters and items moving in captivating scenes. The game can be displayed on a 16:9 widescreen to provide a movie-like visual effect. The in-game online radio broadcasts live game commentary and enables players to select the background music. In addition to the intense fighting scenes and game play and sense of adventure offered by the game, players can build virtual homelands and customize the background settings, including creating mountains and rivers in the game environment.

We launched Perfect World in January 2006. We adopted a time-based revenue model for this game, i.e., charging players based on the time they spend playing the game. We conducted the open beta testing of Perfect World from November 2005 to January 2006, during which period we allowed our registered users to play without charge in open market conditions to test performance consistency and stability of operation systems.

Legend of Martial Arts. We developed Legend of Martial Arts based on a popular TV drama series with the same Chinese name, “ ”. Legend of Martial Arts is an adventure story of Chinese swordsmen set in an ancient kingdom. It is designed to provide a more light-hearted and less intense game environment than Perfect World. The game attempts to capture the look and feel that has made the TV series a hit with the Chinese public.

In addition, although based on the original TV series, we have enriched the game content by creating stories developed specifically for the game. We engage a team of writers, including the playwright of the TV series. The game characters develop skills over time, gain experience and collect other game features and items upon completion of various story–related missions. In addition to employing many of the customization features found in Perfect World, Legend of Martial Arts contains several features designed to provide players a flavor of traditional oriental culture. These include an apprentice system, which is formed by martial arts masters according to Chinese legends, and a nick name/title system, which assigns interesting nick names and titles to players based on their respective game experience. The game has also added a marriage system, whereby game characters can get married to other game characters to add a sense of social reality to the experience.

Legend of Martial Arts is the first game for which we adopted an item-based revenue model. Unlike the time-based revenue model that we currently use in Perfect World, users can play the basic functions of Legend of Martial Arts free of charge for as long as they want. Players are charged when they purchase in-game items, such as performance-enhancing items, clothing, accessories and pets. This allows players to further express their own or virtual personalities and enhance the game experience.

We have designed this game to encourage player purchases. This requires us to maintain and improve the attractiveness of in-game items and respond even more quickly to user trends in game play, fashion and overall lifestyle. Players can purchase a variety of fashionable and personalized virtual clothes, including traditional Chinese wedding dresses for characters’ in-game marriages. The game also provides a range of choices among virtual riding animals, such as horses, leopards, tigers, polar bears and dinosaurs. To maintain and boost our sales, we offer new in-game items periodically, in particular around public holidays. We also continually improve the screen display of these items to attract player purchases.

We launched the Legend of Martial Arts game in September 2006, when we sold in-game items during the open beta testing.

Perfect World II. We launched our third MMORPG, Perfect World II, in November 2006. The storyline of Perfect World II is set in a similar content and graphic background as Perfect World.

Like Legend of Martial Arts, Perfect World II also uses an item-based revenue model. Compared to Perfect World, we further improved the playing methods and game environment. We provided more user-friendly guidance on the classification and ranking of in-game weapons, and players can purchase virtual raw materials to manufacture their weapons. We also optimized the visual effects of our in-game items to enhance the attraction to players and transaction volumes. As Perfect World II offers more appealing play experience and operates under a different model compared to Perfect World, we have noted that some users play these two games concurrently, particularly those players who have already achieved advanced game attributes in Perfect World and try to enjoy a more personalized experience.

Zhu Xian. We launched our fourth MMORPG, Zhu Xian, in May 2007. Zhu Xian ( ) also uses an item-based revenue model. Zhu Xian was developed based on a popular Internet novel with the same name. The Internet novel was ranked the No. 1 most read Internet novel in 2005 and was among the top five most read Internet novels in 2006 according to the click statistics of Baidu.com, Inc. The basic story concept of Zhu Xian is a martial arts focused adventure set in a fantasy world. The game players are able to experience the various fantastic scenes and plots that have made the Internet novel popular, such as martial arts training, use of magical weapons, upgrading of special capabilities and contests to obtain magical treasure, from the perspectives of the novel characters that they choose to play. We also add a time dimension, so that the player can enter into any game scenario based on the time parameter that they select without having to wait for the plot development like a novel reader. We believe that this feature diversifies the game content and increases players’ interests in the game environment.

Chi Bi. We launched our fifth MMORPG, Chi Bi, in January 2008. Chi Bi ( ) also uses an item-based revenue model. Chi Bi is a war story developed based on the well-known period in ancient Chinese history known as the Three Kingdoms. This game is designed to include various in-game weapons and large-scale map of the game environment in a historical cultural setting. Even before the launch, Chi Bi was named one of the “Top 10 Most Anticipated Online Games by Game Players” in China in 2007 at ChinaJoy. We have co-promoted “Chi Bi” alongside the movie “Red Cliff,” which has the same Chinese names as “Chi Bi”, in China, according to an agreement signed with China Film Group Corporation, which owns the copyright to the movie in China.

Hot Dance Party. We launched Hot Dance Party in March 2008. Hot Dance Party ( ) is our first 3D online casual game. Hot Dance Party previously used an item-based revenue model, but since early April 2008, we have offered this game to users free of charge for all in-game items in order to attract users to play the game. We also returned all fees we previously collected from users with respect to their purchases of in-game items in this game. Hot Dance Party allows players to enjoy dancing game play in a captivating 3D game environment with a variety of background music choices. Furthermore, we have incorporated certain community features such as establishing a virtual family, into this game. Game players can also raise virtual pets in the game environment and improve game characters’ appearance by using cosmetics.

Online Games Under Development. We are in the process of developing four new MMORPGs, including a 3D MMORPG named “Pocketpet Journey West ( ),” developed based on “Journey to the West ( )”, one of the four classical novels of Chinese literature. We plan to adopt the item-based revenue model for these games. We are also developing a 3D online virtual community, Second World. This virtual online community will comprise user-created characters and content, ranging from various styles of houses to shopping malls, cinemas, office buildings and fortresses, modeled after real-life items or created by players based on their own imagination. A user of Second World will be represented by his “avatar,” a virtual identity expressed through a human-like image and used to interact with other avatars in a virtual environment.

Our Proprietary Technologies

3D Game Engine

Anticipating the potential growth of 3D online games in China and recognizing the importance of possessing our own game engine, we have focused on the development of our proprietary Angelica 3D game engine. Our Angelica 3D game engine enables us to create superior 3D graphics with impressive visual effects, realistically representing real-life characters moving in captivating scenes. Our Angelica 3D game engine employs the latest technology to realize 3D features, including shadow mapping, light reflection and refraction on water surfaces. It also enables characters to fly freely in the game environment, to embrace and thus enhance interaction between players, and enables our game players to create, customize and personalize virtual content and characters.

The Angelica 3D game engine is designed to be flexible to allow for effective game play on both high-end and lower-end computers. Many of the international game operators that license games to China use game engines that require players to have the newest and most advanced computers to play the game or enjoy the game experience. We believe these engines may not be suitable to the hardware environment in China, because a large number of game players in China play online games using hardware that may be generations behind the most advanced computers. In comparison, the games developed on our Angelica 3D game engine are compatible with a variety of hardware platforms by simplifying certain computation requirements for low-end hardware. This allows us to access a broad range of players in China.

The logic part of the Angelica 3D game engine provides the framework for the continuous evolution of the game story and game episodes. Under the logic engine, all game elements including characters, weapons, skills, game plots and scenes, are defined as abstract parameters and assigned with relative probabilities. Based on the complicated algorithms, formulas and computation processes supported by the logic engine, our program developers optimize and maintain the systematic balance and evolution of the various game elements to create a consistently challenging and exciting game experience and a game environment that is perceived as fair by the players.

The network part of the Angelica 3D game engine provides a platform to streamline the online data transmission, game operation and user control. Our network engine is able to support up to 160 concurrent players on the same scene, thus facilitating in-game events, such as battles on a massive scale.

Our Angelica 3D game engine can support the development of a range of styles of games under various game environments. We have employed this engine to develop all of our existing MMORPGs and our online casual game, and are using it in connection with the development of new 3D online games.

Game Development Platform

Our game development platform has been designed with modularized functions to allow our game designers and graphic artists to quickly enhance and expand on the game play, design and settings without getting bogged down by technical computer programming language. Designers and graphic artists can program by going through a series of user-friendly menus. This significantly shortens our game development process and allows us to quickly add content and features to our games even after their launch. Furthermore, as the same program development team supports the programming of each of our games via the same development platform, any programming improvement originated from one game can be readily introduced to other games. We believe that our various game development platforms provide us with a solid foundation to rapidly and frequently develop and introduce new games and to update our existing games.

Anti-cheating Technology

Our game engine also provides the technological foundation for the real-time detection and resolution of unauthorized character enhancements and other attacks from hacking and cheating activities. Our games have built-in detection mechanisms, which include a verification process between the user end hardware and our operation servers and the rapid detection of cheating activities. We believe this is important to ensure players’ confidence in the fairness and reliability of our games, in particular given the propensity of hacking and cheating activities in online games in China and in other parts of the Asia Pacific region.

Game Development

We believe that rapid and high-quality game development is critical to our success. Our game development team consists of our programming department, design department and graphics department. In January 2008 we opened a research and development center in Shanghai to take advantage of the skilled workforce in the game development industry. The research and development center is currently developing one MMORPG. As of March 31, 2008, we had 603 game development personnel. Several core members of our development team have worked together for nearly a decade.

Unlike many of our competitors that operate MMORPGs licensed from foreign game developers, we have in-house capabilities that allow us to develop games rapidly and in response to constantly changing market demands and trends. Our game development cycle from initial design concept to launch has been approximately six to 12 months for some of our 3D games.

Our systematic game development process includes the following key steps:

•

Concept generation. Our design department takes the lead in generating game development ideas based on the latest trends in player preferences. We recruit game players into our design team to closely track the hot topics among our players and on the Internet. We also encourage all of our employees to provide creative ideas and concepts for game development.

•

Detailed proposal. Upon management’s approval of the new game concept, the design department will prepare a detailed proposal that sets preliminary storylines and game characters, estimates of costs and target markets.

•

Development plan. After the completion of the technical review of the proposal, a project team consisting of our programming staff, design staff and graphics artists work together to set the technical criteria for the game development, and then formulate a game development plan with development milestones.

•

Design, style and story concepts. Based on the game development plan, our graphics artists will determine the style of the new game and design game characters, our game designers will develop the game story and define game environments, and our program developers will develop both the server-end software and the user-end software modules.

•

Internal reviews. Mid-term management reviews will take place upon the completion of each milestone of the development plan. Concurrently, our testing department tests the accuracy and completeness of the development, and our marketing department initiates marketing campaigns according to the development milestones.

•

Closed beta testing and open beta testing. We conduct closed beta testing to work out technical issues and eliminate technical problems. Thereafter, we conduct open beta testing to test the operation of new games under open market conditions and introduce new games to players.

Our games are realized through coordination among teams of program developers, game designers and graphic artists. Our in-house development team also supports our frequent game upgrades and updates to accommodate the latest user tastes and preferences and evolving market trends. We also try to design each of our games to cater to distinct market segments to grow our overall player base rather than merely shifting players from one game to another. Furthermore, our games are developed with built-in multiple-language capability to support our timely expansion into international markets through a convenient localization process.

Membership Management and Payment System

Perfect Pass is our integrated membership management system. It is designed to provide our customers with an integrated user-friendly platform to log in, pay and purchase any products and services that we offer. To play our online games, a customer must register an account with our Perfect Pass system. Once registered, the customer may log into our network, select and activate the desired games that the customer wishes to play, and then charge his account with prepaid game cards or online points that enable the customer to play for a specified period of time or purchase in-game items. Each customer needs to maintain only one Perfect Pass account, which provides information regarding the customer’s available prepaid online points, profile and payment history of the last three months. As of March 31, 2008, we had over 18.7 million active accounts. An account is deemed active if a player has logged in such account at least once over the last three months.

A customer can purchase the prepaid game cards through our various distribution channels both online and offline. Each prepaid game card contains a unique access code and password that enables a player to add online points to his account. Our prepaid game cards are offered in a variety of denominations to provide players with flexibility, and each prepaid game card may be used to play any of our online games. To avoid third parties’ misuse of our customers’ accounts, we offer a series of security measures by linking the account with our customer’s mobile phones, such as the lock-up of account and lock-up of IP addresses via short message instructions.

Pricing and Distribution

Pricing. We have two different pricing models: (1) time-based, which we have adopted for Perfect World; and (2) item-based, which we have adopted for our other games operated in China, except for Hot Dance Party, which game we currently offer to users free of charge for all in-game items to attract more players to play this game. Under the time-based model, players pay for game playing time. The pricing was determined near the end of the open beta testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Under the item-based model, players can play the basic functions of the game free of charge for as long as they want. We generate revenues when players purchase in-game items such as performance-enhancing items, clothing, accessories and pets that enhance the game play. We determine the price of each in-game item before its introduction, generally based on an analysis of a series of benchmarks, such as the price of similar items offered in other online games, the market price of the real-life item represented by the in-game item, and pricing of other popular forms of entertainment.

Distribution. We established our distribution network by leveraging our management team’s extensive connections accumulated from their previous software distribution experience. We distribute our physical and virtual prepaid game cards and online points through various channels.

Physical card distribution. We generally sell physical cards through a network of third-party distributors. We have entered into agreements with 28 distributors across China. These distributors resell the cards to sub-distributors who, in turn, distribute the cards directly to approximately 4,000 Internet cafés, newsstands, convenience stores and other retail outlets throughout China.

Online point distribution. We sell our online points through the following channels:

•

Online payment platforms: We sell our online points directly to players for charging their accounts via our own website without any discount. Payments for purchases are processed by banks and other third-party online payment platform service providers. These online payment platform service providers receive transaction fees, which reduce the net payment we receive from them.

•

E-sales system: Each of our E-sales regional distributors has a sales account in our E-sales system. Upon receipt of their payment, we allocate to the distributor a number of online points and record on the central E-sales computer system operated and monitored by us. The distributors can electronically transfer the online points in their sales accounts to the accounts of their sub-distributors, retailers or players on our central E-sales computer system. This system of electronic sales simplifies logistics by eliminating the need for, and the cost of, physical game cards, and allows us to centrally monitor transfers by the distributors.

Virtual card distribution. Our virtual prepaid game cards are sold via various platforms as follows:

•	National distributor: Currently, we distribute our virtual cards primarily through two national distributors.

•

Telecommunication operators: Our virtual cards are also sold across China through audio response phone and mobile services provided by telecommunication operators. These telecommunication operators bundle the collection of fees for our games with the fees for their services to users.

Overseas Licensing

As of the date of this report, we have licensed Perfect World II, Legend of Martial Arts and Zhu Xian to operators in 13, eight and eight countries and regions, respectively. Under our license agreements, we allow our overseas licensees to exclusively operate, promote, service and distribute our games in specified territories. In return, we are generally entitled to an initial fee and ongoing royalties, the latter of which is generally determined based on the amount of money charged to players’ accounts or the services fees payable by the players to the licensee in a specific country or region. The licensees are responsible for the sales and marketing of our games in the specified territories, including setting the price of our games and virtual items, and usually there are minimum requirements on promotion expenditures. The licensees are also generally in charge of maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of our games, including providing technical tools for the localization of our games. We generally agree to provide our licensees with updates or upgrades to the licensed games, usually every three to six months or on a when-and-if-available basis. We also usually assist the licensee in preventing, detecting and resolving hacking and cheating activities.

We plan to further license Perfect World II, Legend of Martial Arts, Zhu Xian , Chi Bi and other games to leading online game operators in additional countries and regions to expand the geographical presence of our games, including Southeast Asia, Europe and South America. All of Perfect World II, Legend of Martial Arts, Zhu Xian and Chi Bi use an item-based revenue model. Our games offer differentiated in-game items in different territories, e.g., kimonos offered in Japan. The licensees determine the pricing of in-game items based on the local market conditions as well as our input.

The following table lists certain information with respect to the licenses that we have entered into for Perfect World II.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Soft-World International Corporation	June 15, 2006	December 2006	December 2009

Japan	C&C Media Co., Ltd.	July 29, 2006	April 2007	April 2012

Vietnam	Quang Minh DEC	August 25, 2006	February 2007	February 2010

Malaysia and Singapore	Cubinet Interactive Sdn Bhd	December 28, 2006	March 2007	March 2012

Korea	CJ Internet Corporation	December 12, 2006	October 2007	October 2012

The Philippines	Level Up! Inc.	December 12, 2006	July 2007	July 2012

Thailand	Cubinet Interactive Sdn Bhd	June 20, 2007	January 2008	January 2011

Brazil	Level Up! Interactive S.A.	December 14, 2006	second half of 2008	Five years from commercial launch

Indonesia	PT. LYTO Datarindo Fortuna. of Indonesia	August 31, 2007	second half of 2008	Three years from commercial launch

Russia Federation and other Russian speaking territories	Nival Online LLC	August 31, 2007	second half of 2008	April 30, 2011 plus the difference between the date of commercial launch and March 1, 2008

The following table lists certain information with respect to the licenses that we have entered into for Legend of Martial Arts.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Soft-World International Corporation	June 25, 2007	November 2007	November 2010

Japan	C&C Media Co., Ltd.	June 29, 2007	February 2008	February 2011

Malaysia and Singapore	Cubinet Interactive(s) Pte. Ltd.	June 29, 2007	March 2008	March 2011

Thailand	Cubinet Interactive(s) Pte. Ltd.	June 29, 2007	second half of 2008	Three years from commercial launch

Vietnam	Cubinet Interactive(s) Pte. Ltd.	January 30, 2008	second half of 2008	Three years from commercial launch

The following table lists certain information with respect to the licenses that we have entered into for Zhu Xian.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Malaysia and Singapore	Cubinet Interactive(s) Pte. Ltd.	January 30, 2008	second half of 2008	Three years from commercial launch

Thailand	Cubinet Interactive(s) Pte. Ltd.	January 30, 2008	second half of 2008	Three years from commercial launch

Vietnam	Cubinet Interactive(s) Pte. Ltd.	January 30, 2008	second half of 2008	Three years from commercial launch

Taiwan, Hong Kong and Macau	Soft-World International Corporation	April 5, 2008	second half of 2008	Three years from commercial launch

Japan	C&C Media Co., Ltd.	April 5, 2008	second half of 2008	Three years from commercial launch

Marketing and Promotion

We aim to rapidly attract game players and increase revenues from existing players by introducing innovative marketing and promotion strategies that are specifically designed for each of our games. Based on our extensive local knowledge and experience, we also combine entertainment and fashion elements into our marketing activities.

For Perfect World, a popular Chinese folk-rock band, Shui Mu Nian Hua, recorded the theme song, which is ranked among the top five most popular songs by several national charts in China. We sponsored the production of the MTV album featuring such song. This album was awarded the “Best Album in Mainland China” by Annual CCTV-MTV Music Awards in 2006. In addition, we supported the presentation of the theme song in one of China’s most important annual cultural events, Spring Festival Soiree. We also organized Shui Mu Nian Hua’s tour show in more than 40 universities across China, which was named as “Most Popular Offline Events” by a game players survey organized by Interactive Games in 2006. Furthermore, Crystal Liu, a popular TV star in China, was appointed as our “Miss Perfect” ambassadress for Perfect World. Our Miss Perfect was named as “Most Popular Game Ambassadress” by the same Interactive Games survey in 2006.

To promote Legend of Martial Arts, we engaged the TV playwright of the original TV series to participate in writing stories and missions for our game. When we announced the public testing of the game, we invited guests from the media, game industry and the public to visit the set of the TV series. After launching the game, to generate more enthusiasm and continued interest in the game, we have created Internet-based video stories to flesh out our game characters and story lines, with one of the most popular Chinese Internet celebrities, Ding Beili ( ), acting as the heroine.

Richie Jen, a well-known pop singer, was appointed as an ambassador for our game, Zhu Xian. He has also recorded two MTV theme songs featuring various scenes in the game.

We also entered into a cooperation agreement with China Film Group Corporation, or CFGC, the owner of the copyright to the movie “Red Cliff” in China, to co-promote our game, Chi Bi and this movie. The movie has the same Chinese name as our game. According to the agreement, we are the exclusive sponsor of this movie in the game industry, and we are entitled to use the materials of the movie, including video, posters and stills, to promote our game from September 2007 to August 2008 in China. In April 2008, we launched a co-promotion marketing campaign with Intel and Haier. Under the program, our Chi Bi game was displayed on Haier’s latest notebook computers featuring the latest Intel processor to demonstrate the visual effects. Since March 2008, we also have co-promoted our Chi Bi game with Nestlé through provision of Nestlé-branded in-game items and distribution of free in-game items via Nestlé’s promotion activities.

We employ other marketing programs and promotional activities to promote our games, including:

Live Promotions. We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as Internet café gatherings, player clubs, product press conferences, college marketing teams, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. We have promotion personnel to organize cooperative promotion campaigns with local distributors and Internet cafés throughout China.

In-Game Marketing. We conduct in-game marketing programs for our players from time to time, including player unions and game tournaments. We also frequently post announcements in the game environment to promote new items and features, usually linking with in-game events. Leveraging our in-house development capability, we offer new in-game items periodically, especially around the holidays and certain special events, such as the offering of in-game pig pets during the Chinese lunar new year of 2007, “the year of the boar.”

Advertising and Online Promotions. We advertise in many game magazines and online game sites that are updated regularly. To enhance our market penetration, especially among working professionals, we also advertise through flat-panel television displays placed in high-traffic areas of commercial office buildings, such as in lobbies and near elevators.

We launched our Perfect Storm and Perfect Festival marketing campaigns in the last quarter of 2007 and the first quarter of 2008, respectively. For each of our games, we have a dedicated product management team responsible for marketing activities, managing player community and setting operational plans. We believe that our multi-channel marketing activities help build up a players community and satisfy our players’ need for social outlets and social interaction. We believe this in turn helps to generate and improve players’ loyalty to our games.

Customer Service

We have focused on providing excellent customer service in order to retain our existing customers and to attract new game players.

Our players can access our customer service center via phone, online in-game chats or e-mail at any time 24 hours a day, seven days a week. As of March 31, 2008, we had 414 dedicated customer service representatives, many of whom are online game fans with deep understanding of game play and players. All of our customer service representatives are required to participate in a formal training program before commencing work. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. In addition, we also operate online bulletin boards that enable players to post questions to, and receive responses from, other players. In addition to providing customer service to our players, our customer service representatives also collect player comments and complaints about our games and generate periodic reports for our management and operations personnel that summarize important issues raised by players and our responses to those issues.

We have in-game masters that are responsible for organizing in-game events, troubleshooting and responding to players’ inquiries. Our in-game masters work together with our dedicated engineering team to detect and remove bugs and viruses. They are also actively involved in identifying and resolving any issues arising from unauthorized character enhancements and other hacking or cheating activities.

We also have a service center in Beijing, which is open to walk-in customers during normal business hours. All of our representatives at our service center are trained to address our customers’ questions and concerns and resolve any problems they may have with our products and services. Our customer service has obtained the ISO 9001:2000 certification in August 2007. In January 2008, we upgraded our customer service system by installing Avaya call center hardware system and Elite call center solution software to improve our customer service capabilities.

Network Infrastructure

We aim to build a reliable and secure network infrastructure to fully support our operations. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers. As of March 31, 2008, 63% of the approximately 3,300 servers we used were owned by us.

As of March 31, 2008, we employed 92 technical support staff to maintain and improve our current technology infrastructure. We have a network operation team responsible for stability and security of our network. The team follows a workflow plan of problem detection, recording, analyzing and solving. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce risks of hacking. Our streamlined server groups support a large number of concurrent users. For example, a standard server group for our game, Legend of Martial Arts, allows for up to 15,000 concurrent players.

Competition

Competition in the online game market in China and the overseas markets where we offer our games is intense. We believe that the key competitive factors include the design, quality, popularity and price of online games and in-game items, the ability to rapidly update and upgrade games, marketing activities, sales and distribution network and customer service. We compete principally with the following groups of competitors:

•	online game developers in China, including Giant Interactive, NetEase and Sohu;

•	online game operators in China, including Nineyou, Shanda and The9; and

•	other competitors, including major Internet portal operators in China, and game developers and operators in the overseas markets where we offer our games.

Some of our existing and potential competitors have significantly greater financial and marketing resources and a larger portfolio of game offerings than we do. For a discussion of risks relating to competition, see Item 3D, “Key Information—Risk Factors—Risks Related to Our Company—We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies.”

Intellectual Property

Our intellectual property rights include trademarks, trade secrets and domain names in China and copyright and other rights associated with our websites, game engine, technology platform, self-developed software and other aspects of our business. We regard our intellectual property rights as critical to our business. We rely on trade secret protection, trademark and copyright law, non-competition and confidentiality agreements with our employees, and license agreements with our partners, to protect our intellectual property rights. We require our key employees to enter into agreements requiring them to keep confidential all information relating to our software, technology, business and trade secrets during and after their employment with us. These agreements also require our employees to assign to us all of their inventions and other intellectual property rights developed by them primarily in connection with our business.

We have registered our domain names www.pwrd.com and www.wanmei.com, and have registered a series of domain names in connection with each of games, including www.chibi.com, www.rwpd.com, www.world2.cn, www.world2.com.cn, www.wulin2.com.cn, www.wulin2.cn, www.wulin2.com, www.w2i.com.cn, www.zhuxian.com, www.zhuxian.com.cn, www.zhuxian2.com.cn, www.chibigame.com.cn, www.chibi2.com.cn, www.chibi2.cn, www.chibiol.cn, www.chibiol.com.cn, www.chibigame.com, www.hotdanceparty.cn and www.hotdanceparty.com.cn with China Internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of all of our existing online games with the Trademark Office of the State Administration for Industry and Commerce in China. As of the date of this annual report, the trademark has been registered in classes 9, 16 and 35 in China, and the trademark has been registered in classes 9 and 16 in China. We have registered all of our existing online games, and our Angelica 3D game engine with the State Copyright Bureau Beijing Branch for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company’s intellectual property to the same extent as the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date.

PW Network has obtained an exclusive license to use the name, background music, storyline, characters and scenes of the TV drama series “ ” for the production and commercial operation of its Legend of Martial Arts game. We have fully paid the license fees with respect to our existing Legend of Martial Arts game under the license agreement. We launched our game Legend of Martial Arts developed based on the TV series in September 2006. Under the license agreement, if we use the sequel of the existing TV drama series for the production and commercial operation of online games, we are required to pay a royalty of 15% of the profits. Currently we have no plan to use such sequel.

PW Network also obtained a worldwide exclusive license to use the name, storyline and characters of the Internet novel “Zhu Xian” for the development and commercial operation of an online game and its updates, including the right to translate the game to any foreign language, with a term of 20 years from October 2006. Under the license agreement, PW Network is permitted to develop only one game based on the novel. We have fully paid the license fees under the license agreement. We launched our game Zhu Xian, which was developed based on the Internet novel, in late May 2007.

Government Regulations

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online games, and regulated by various government authorities, including:

•	the Ministry of Information Industry;

•	the General Administration of Press and Publications;

•	the State Administration for Industry and Commerce;

•	the Ministry of Culture; and

•	the National Copyright Administration.

The principal PRC regulations governing the Internet content provision industry as well as the online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Culture (2003 and as amended in 2004);

•	the Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Foreign Investment Industrial Guidance Catalogue (2007);

•	the Administrative Measures on Electronic Publications (2008);

•	the Administrative Measures on Software Products (2000);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006);

•	the Circular on Implementing Online Game Anti-fatigue System to Protect the Health of the Minors (2007); and

•	the Administrative Measures on Internet Video/Audio Program Services (2007).

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game industry. See Item 3, “Key Information—Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Restrictions on Foreign Investment

Under the above regulations, a foreign investor is currently prohibited from owning more than 50.0% of the equity interest in a Chinese entity that provides value-added telecommunications services, including online game and Internet content provision. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

A circular issued by the Ministry of Information Industry, or MII, in July 2006, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, in order to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

We conduct our online game and Internet content provision businesses in China through contractual arrangements with PW Network, our VIE. PW Network is ultimately owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Tongyan Wang, a holder of our ordinary shares, Mr. Di He, our chief technology officer and a holder of our ordinary shares, and Mr. Huan Su and Mr. Furui Chen. Mr. Huan Su and Mr. Furui Chen are shareholders of Prosperous World Company Limited and Worldwide Billionaire (BVI) Limited respectively, both of which are our shareholders. In the opinion of our PRC legal counsel, King & Wood, the ownership structure and the business and the operation model of each of PW Software and PW Network, comply with all existing Chinese laws and regulations.

Regulation of Licenses

Online game operators are required to hold a variety of permits and licenses, which, among others, include:

ICP License. Under current Chinese laws and regulations, a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license for Internet content provision from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China.

Internet Culture Operation License. With respect to the online game industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games.

Internet Publishing License. The General Administration of Press and Publications, or GAPP, and the MII jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in China. Historically, we did not hold such a license as issuances of such licenses were temporarily suspended by the GAPP. The online games we currently offer in China are published by an unrelated publisher which holds an electronic publishing license. The term of our agreements with that publisher in connection with the publication of our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi and Hot Dance Party, will expire on April 29, 2009, September 5, 2009, November 2, 2009, April 6, 2010, August 30, 2010 and January 8, 2011, respectively. The current PRC rules are not clear as to whether this practice is permissible, or whether any penalties shall be imposed on this practice. We have made verbal inquiries with the officials at the GAPP and been informed that the GAPP is aware of and does not object to such practice, where an online game operator publishes its online games through a holder of electronic publishing license, so long as the Internet publication of such online games has been filed with the GAPP. The Internet publication of all of our existing online games has been filed with the GAPP. If this practice is challenged by the GAPP, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. PW Network obtained an Internet publishing license in May 2008.

Online Bulletin Board Service Approval. The MII has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

In addition to the aforementioned permits and licenses that are required for online game operators, for each online game that an operator operates, additional permits or licenses are required, which include, among others, those set forth below in “Regulation of Internet Content” and “Regulation of Information Security.”

In the opinion of our PRC legal counsel, King & Wood, except as described above with respect to the Internet publishing license and as described below with respect to our failure to file three of our online games with the Ministry of Culture, no consent, approval or license other than those already obtained by PW Software and PW Network is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the Ministry of Culture, the MII and some other governmental authorities in June 2005, online games shall be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the Ministry of Culture, imported online games are subject to a content review by the Ministry of Culture prior to operation of the same in China. In addition, imported and domestic online games should be filed with the Ministry of Culture before the operation of each game. Our online game Perfect World was filed with the Ministry of Culture in October 2006, and two other online games, Legend of Martial Arts and Perfect World II, were filed in July 2007. The application for the filing of Zhu Xian and Chi Bi was submitted in July 2007 and March 2008, respectively, but have not been successfully filed yet. We will submit the filing application of Hot Dance Party soon, as this game was recently launched. Except as described above with respect to the filing of Zhu Xian, Chi Bi and Hot Dance Party with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

Regulation of Information Security

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. We have registered all of our existing online games and our Angelica 3D game engine with the State Copyright Bureau Beijing Branch. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

Internet Café Regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. In 2004, the Ministry of Culture, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of any intensified Internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MII or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Anti-fatigue System and Real-name Registration System

In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires online game players to register their real identity information before they play online games. We have developed our own anti-fatigue system and real-name registration system, and have implemented them since July 2007.

Regulation of Internet Video/Audio Program Services

On December 12, 2007, SARFT and MII promulgated the Administrative Measures on Internet Video/Audio Program Services, or the SARFT Rule, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services.

Shanghai Feifahong Network provides PW Network with Internet video/audio program services on Shanghai Feifahong Network’s website for our online games Perfect World, Legend of Martial Arts, Perfect World II and Zhu Xian. Shanghai Feifahong Network covenants in its agreement with us that it shall obtain all necessary permits/licenses to perform this agreement. As of the date of this prospectus, Shanghai Feifahong Network has not obtained the license on Internet video/audio service from SARFT and therefore Shanghai Feifahong Network’s website may be suspended or closed under the SARFT Rule, which may adversely affect the operation of the above online games.

Tax

PRC EIT

Prior to January 1, 2008, PRC EIT was generally assessed at the rate of 33% of taxable income. Under the PRC rules and policies then effective, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential EIT rate of 15% and was further entitled to a two-year EIT exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years.

PW Network was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 would be the first two years during which PW Network would have cumulative taxable income. Accordingly, PW Network was expected to be exempted from EIT in 2007 and 2008 and be entitled to a 50% reduction of its applicable EIT rate from 2009 to 2011. PW Software was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from EIT from 2007 to 2009 and would be entitled to a 50% reduction of its applicable EIT rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, which has taken into effect from January 1, 2008. The implementing rules of the New EIT Law, or the Implementing Rules, were adopted on December 6, 2007 and have taken into effect from January 1, 2008. Under the New EIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, PW Software, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State,” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies. Furthermore, enterprises that were established and already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term. Therefore, we believe

•

PW Network will continue to enjoy the above-mentioned tax exemption in 2008 and a 50% reduction of its applicable EIT rate from 2009 to 2011 so long as PW Network is qualified as a “software enterprise.” However, qualification as a “software enterprise” is subject to an annual assessment by the relevant government authority in China. There is no assurance that PW Network will continue to meet the qualifications or that the relevant government authority will not revoke its “software enterprise” status. If PW Network is qualified as a “high and new technology enterprise strongly supported by the State,” then PW Network’s applicable EIT rate will be 15%; and

•

PW Software will continue to enjoy the above-mentioned tax exemption in 2008 and 2009 and a 50% reduction of its applicable EIT rate from 2010 to 2012. If PW Software is qualified as a “high and new technology enterprise strongly supported by the State,” then PW Software’s applicable EIT rate will be 15%.

Since the New EIT Law and relevant rules were recently promulgated, there is still uncertainty with respect to their interpretation and implementation. The tax authorities may determine that PW Network’s and/or PW Software’s entitlement to the above preferential tax treatment is contingent upon their qualifications as “high and new technology enterprises strongly supported by the State.” Furthermore, certain qualification requirements for “high and new technology enterprises strongly supported by the State” are not available yet, pending the issuance of additional implementing rules. Therefore, we cannot assure you that PW Network and PW Software will be classified as a “high and new technology enterprises strongly supported by the State,” and continue to be entitled to the above preferential tax treatment.

PRC VAT and Business Tax

We operate and distribute our online games via PW Network in China. As determined and approved by the relevant tax authority, the sales proceeds that PW Network collects from our online game operations are subject to VAT, which is at a rate of 17% of such proceeds. Pursuant to relevant tax rules, prior to the end of 2010, PW Network is entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds. After 2010, if we are not entitled to VAT refund, we would be subject to a higher VAT rate, and our gross margin would decline.

Furthermore, according to a circular recently issued by local tax authorities, PW Network may be subject to a 5% business tax on its online game operation revenues in lieu of VAT. In the event PW Network is required to pay such business tax instead of VAT on its online game operation revenues before the expiration of the 14% VAT refund policy at the end of 2010, our cost of revenues will further increase, which will have a material adverse effect on our results of operation.

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax. However, PW Software’s revenues generated by the provision of technology consultancy services which are independent of its software development services and other consultancy services are subject to the business tax.

According to a circular recently issued by local tax authorities, we may be subject to a 5% business tax on our online game operation revenues in lieu of VAT. In the event we are required to pay such business tax, our cost of revenues will further increase.

PRC withholding tax on undistributed dividends

Pursuant to the New EIT Law and the Implementing Rules which are effective as of January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Perfect Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the Implementing Rules, if we and Perfect Hong Kong is regarded as a resident enterprise, the dividends payable to Perfect Hong Kong from PW Software will be exempt from the PRC income tax. If Perfect Hong Kong is regarded as a non-resident enterprise and therefore is required to pay a 5% withholding tax for any dividends payable to it from PW Software, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced.

Our Board of Directors has determined that we have no present plan to declare and pay any dividend on our shares in the foreseeable future. Moreover, our PRC subsidiary and our VIE have decided not to distribute any dividends from the undistributed earnings for the year ended December 31, 2007. We plan to continue to reinvest our undistributed earnings in our operations in China and overseas markets in the foreseeable future.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended. Under the Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the SAFE is obtained.

The dividends paid by the subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, the SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in connection with their investments in us.

Notice 78. In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules to the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters under the Stock Option Plan upon the examination by, and approval of, SAFE. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees and their local employer may be subject to fines and legal sanctions. Currently, we have complied with the requirements of the above rules in all material aspects.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this new procedure;

•

In spite of the above, given that we had completed our restructuring before September 8, 2006, the effective date of the new regulation, and that our holding company, Perfect World Co., Ltd., was formed for the sole purpose of facilitating private equity investment, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of the ADSs and the Class B ordinary shares, or the listing and trading of our ADSs on the Nasdaq Global Market; and

•	The issuance and sale of the ADSs and the Class B ordinary shares and the listing and trading of the ADSs on the Nasdaq Global Market do not conflict with or violate this new PRC regulation.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Beneficial Interest

Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see Item 7, “Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners.”

Contractual arrangements including a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see Item 7, “Related Party Transactions— Contractual Arrangements with PW Network and its Equity Owners.”

*	Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, the founder, chairman and chief executive officer of our company and an ultimate owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, who is a holder of our ordinary shares, and 5.59% owned by Mr. Di He, our chief technology officer and a holder of our ordinary shares.

**	Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su and 35.72% owned by Mr. Furui Chen, both of whom are ultimate owners of our ordinary shares, and 4.28% owned by Mr. Di He, our chief technology officer and a holder of our ordinary shares. See Item 6, “Directors, Senior Management and Employees—Share Ownership.”

D.	Property, Plants and Equipment

Our principal executive offices as well as all our operating departments are located on leased premises comprising approximately 7,500 square meters in an office building in Beijing, China. Our Shanghai office lease is for an aggregate of approximately 1,400 square meters. Until November 2007, we leased all of our premises from unrelated third parties, and most of our leases are renewable at our option. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers. As of March 31, 2008, 63% of the approximately 3,300 servers we used were owned by us.

In anticipation of the continuing business growth trend and the demand arising from staff expansion, we purchased office premises with an area of approximately 4,500 square meters in November 2007, which is still used by a third party under a pre-existing lease. We also purchased additional office premises with an area of approximately 2,700 square meters in January 2008. Both premises are located in Beijing, China, and the total purchase price is approximately RMB73.7 million (US$10.1 million).

In March 2008, we entered into agreements for the purchase of the premises with an area of approximately 55,000 square meters in Beijing. The aggregate purchase consideration is approximately RMB700.0 million (US$96.0 million), and we have paid RMB135.0 million (US$18.5 million) as of March 31, 2008, with most of the remaining consideration expected to be paid in the second quarter of 2008. The newly purchased premises will be used as our principal executive offices to meet the demand arising from our recent business expansion and headcount increase.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction—Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2007, according to a report published by IDC. We primarily develop 3D online games based on our proprietary Angelica 3D game engine and game development platform. Our strong technology and creative game design capabilities, combined with our extensive local knowledge and experience, enable us to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China.

In 2006 and 2007 and the first quarter of 2008, we launched our five self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian Chi Bi, and our first casual game, Hot Dance Party. In the first quarter of 2008, these games recorded approximately 660,000 average concurrent users in China.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for Legend of Martial Arts, Perfect World II, Zhu Xian and Chi Bi, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. We have offered Hot Dance Party to users free of charge for all in-game items since early April 2008 in order to attract users to play the game. In 2006 and 2007, 46.9% and 93.7% of our online game operation revenues were generated through this item-based model, respectively. We will continue to explore new and innovative business models to maximize our revenues and profit. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 28 third-party distributors of our physical cards and three national distributors of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although most of our revenues are generated in China, we have licensed Perfect World II, Legend of Martial Arts and Zhu Xian to leading game operators in 13, eight and eight countries and regions, respectively, and we plan to license these games and our new games to more countries and regions. We have grown substantially since our inception, and generated revenues of RMB99.4 million and RMB689.1 million (US$94.5 million) in 2006 and in 2007, respectively. We achieved net income of RMB361.9 million (US$49.6 million) in the year ended December 31, 2007.

We will account for our investment in Chengdu Seasky under the equity method of accounting.

Factors Affecting Our Results of Operations

We have benefited from general conditions typically affecting the online game industry in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending; the increasing use of the Internet with the growth of PC and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the population in the age groups more inclined to play online games.

Our operating results are more directly affected by company-specific factors, including the number of online games available in the market, the popularity of our games and in-game items compared with those of our competitors, the pricing of our games and in-game items, the speed at which we develop and launch new online games and related in-game items, the amount of our overseas licensing revenues, and our cost of developing, operating and marketing online games. Our future growth will depend significantly upon our ability to continually and successfully develop, market and operate additional online games that are attractive to players, to increase monetization of our existing and future games and to expand internationally by licensing our games and sales through PW USA.

Revenues

For the years ended December 31, 2006 and 2007, we generated revenues of RMB99.4 million and RMB689.1 million (US$94.5 million), respectively. We expect that our revenues will further increase in the near future, driven by our launch of additional games, increasing monetization of our existing games, and expansion of our overseas licensing. Our online game operation revenues are net of sales discounts and rebates to our distributors, which historically averaged approximately 15.3% of the face value of our prepaid game cards sold to our distributors before we decreased the discount ratio in April 2008. The following table sets forth the revenues generated from our online game operations in China and overseas licensing, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31, 2006		For the Year Ended December 31, 2007
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation	98,392	99.0	615,741	84,410	89.4
Overseas licensing	1,014	1.0	73,383	10,060	10.6

Total revenues	99,406	100.0	689,124	94,470	100

Online Game Operation Revenues

In 2006 and 2007, substantially all of our revenues were generated from our online game operations in China. We launched our first game, Perfect World, in January 2006, using the time-based revenue model, and 53.1%, or RMB52.3 million, of our online game operation revenues in 2006 were derived from this game. In 2007, 6.3%, or RMB38.8 million (US$5.3 million), of our online game operation revenues were derived from this game. With respect to games operated under the time-based model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based model will decrease as a percentage of our online game operation revenues as we began to use the item-based model in September 2006 and plan to continue to use this model for our new games in the future.

We launched our second, third and fourth games, Legend of Martial Arts, Perfect World II and Zhu Xian, in September 2006, November 2006 and May 2007, respectively, using the item-based revenue model. 46.9%, or RMB46.1 million, and 93.7%, or RMB576.9 million (US$79.1 million), of our online game operation revenues were derived from our games using the item-based revenue model, in 2006 and 2007, respectively. We have adopted the item-based revenue model for Chi Bi, launched in January 2008. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the average spending of each player. We expect that revenues derived from our games operated under the item-based model will continue to increase as a percentage of our total revenues in the foreseeable future.

We believe that our proprietary 3D game engine, powerful game development platform and creative game design will facilitate our successful development of games that cater to changing customer preferences and market trends in China. Furthermore, our creative utilization of extensive local knowledge and experience and strong and consistent operations will help increase the monetization of our existing and future games. We are currently developing four new MMORPGSs, including a 3D MMORPG named “Pocketpet Journey West,” developed based on “Journey to the West,” one of the four great classical novels of Chinese literature. We intend to continue to develop new games, including MMORPGs, casual games and a 3D online virtual community, to expand our game portfolio and replace our existing games as they reach the end of their useful economic lives. We expect that the percentage of our online game operation revenues derived from particular games to change from period to period over the life span of each individual game.

Overseas Licensing Revenues

In 2006 and 2007, we recorded revenues of RMB1.0 million and RMB73.4 million (US$10.1 million), respectively, for the initial fees and usage-based royalties we earned from overseas licensees of our online games. Overseas licensing revenues represented 1.0% and 10.6% of our total revenues in 2006 and 2007, respectively. As of the date of this annual report, we have licensed Perfect World II, Legend of Martial Arts and Zhu Xian to leading game operators in 13, eight and eight countries and regions, respectively. All of these licensed games are operated under the item-based revenue model by the respective operators.

Under our license agreements with overseas licensees, we are generally entitled to receive from the licensees an initial fee and ongoing usage-based royalties. The usage-based royalties are generally determined based on the amount of money charged to players’ accounts or service fees payable by players in a given country or region. We plan to further expand the geographical reach of our games by licensing our existing games and new games we develop in the future to leading online game operators in additional countries and regions, including Southeast Asia, Europe and South America. We expect that license fees and usage-based royalties earned from overseas licensees will increase in the future.

Revenue Collections

Online game operations. We collect our online game operation revenues through sales of (i) physical and virtual prepaid game cards, which record entitlements to certain numbers of our online points, and (ii) online points, which entitle players to play our games for a specified period of time or to purchase our in-game items. We generally sell physical prepaid game cards through an offline network of third-party distributors, which in turn distribute our cards to retailers, including Internet cafés, newsstands and convenience stores. Our virtual prepaid game cards are sold via third-party online distributors and audio response phone and mobile operators who bundle the collection of fees for our games with the fees for their services to users. We sell online points via online payment platform service providers or our E-sales system. Through our E-sales system, we electronically sell online points to distributors and our distributors electronically sell the online points in their accounts to the accounts of their sub-distributors, retailers or players.

In most cases, we receive cash payments from distributors upon or before delivering our prepaid game cards to them. In other cases, the online payment platform service providers or other third parties generally pay us within several days after they collect the payments or after our monthly or weekly settlement with them. As a result, we generally do not have substantial accounts receivable relating to our online game operation revenues.

We offer a discount to the face value of our game cards to most of our third-party distributors. We also offer a volume rebate equal to 3% of the face value of our physical game cards to our major distributors if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. Therefore, we estimate that the average total discount rate we have offered to all of our distributors was approximately 15.3% of the face value of our game cards before we decreased the discount ratio in April 2008.

Overseas licensing. Under our license agreements with overseas licensees, we are generally entitled to receive, from the licensees, an initial fee and ongoing usage-based royalties. The ongoing usage-based royalties are generally determined based on the amount of money charged to players’ accounts or service fees payable by players in a given country or region. We generally receive ongoing usage-based royalties on a monthly basis. We generally receive our initial fees in installments, usually within several days of the signing of the license agreements, the closed beta testing, the open beta testing and/or the commercial launch of our games, respectively. In some cases, in consideration of the initial fees, we are required to provide a combination of licenses to use the software, training and post contract services, or PCS, such as provision of when-and-if-available or periodic upgrades to the games, during the license period. In other cases, we are required to provide free PCS in the first year of the licensing period to the licensees who have the option to acquire the PCS at a substantive rate after the first year of the licensing period.

Revenue Recognition

Online game operations. To use the online points on a prepaid game card, a player must “activate” the card by using an access code and password to transfer the online points on the card to such player’s personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to parties other than players and sales of prepaid game cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2006 and December 31, 2007, our advances from customers amounted to RMB20.4 million and RMB49.7 million (US$6.8 million), respectively, and our deferred revenues amounted to RMB30.4 million and RMB127.1 million (US$17.4 million), respectively. As our player base and overall sales volume grows, we expect that advances from customers and deferred revenues will increase correspondingly.

The timing of recognizing deferred revenues as revenues depends on whether the game is using the time-based model or the item-based model. For our games that use the time-based model, we recognize revenues when the activated prepaid game cards or the charged online points representing the playing time are actually used by the players to play our games. For our games that use the item-based model, we recognize revenues over the life of the purchased in-game items or as these items are consumed. See Item 5, “Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition.”

Overseas licensing. We enter into licensing arrangements with overseas licensees to operate our games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

In certain licensing arrangements, we provide free upgrades, maintenance support and training (i.e., PCS) for the first year, and the licensee has the option to purchase PCS in subsequent years at a substantive rate. In these arrangements, we allocate the initial fee into two parts. One part, representing the license of the game, is recognized as revenue upon commercial launch. The second part, representing PCS, is recognized ratably over the one-year PCS period.

In other licensing arrangements, we provide PCS over the full licensing period and there is no substantive PCS renewal rate. In those cases, the total amount of the initial fee is recognized ratably over the licensing period.

According to the license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

Cost of Revenues

Our cost of revenues consists primarily of server and bandwidth leasing fees, salary and benefits expenses related to the operation of our online games, depreciation and amortization expenses, and other direct costs of providing online game services. Our cost of revenues includes the amount of VAT to which we are actually subject in China after deducting the amount of VAT refunds we are entitled to receive. Other direct costs of providing online game services primarily comprise rental cost for the premises used in relation to the operation of our online games and manufacturing costs of physical game cards. We expect that our cost of revenues will increase as our revenues increase.

Server and Bandwidth Leasing Fees

Server and bandwidth leasing fees accounted for 14.7% and 10.1% of our revenues in 2006 and 2007, respectively. We rent communication bandwidth to connect our game operating networks to the Internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. Beginning in July 2007, we began purchasing our own servers. As of December 31, 2007, approximately 60% of the servers we used were owned by ourselves. We expect our payments for server and bandwidth leasing fees will increase in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. Moreover, to ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

Salary and Benefits Expenses

Salary and benefits expenses accounted for 3.4% and 1.9% of our revenues in 2006 and 2007, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

VAT

The amount of net VAT included in our cost of revenues for the years ended December 31, 2006 and December 31, 2007 was RMB2.5 million and RMB15.8 million (US$2.2 million), respectively, accounting for 2.5% and 2.3% of our revenues in 2006 and 2007, respectively. It was determined and approved by the tax authority that our online game revenues are subject to 17% VAT and that we are entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we are only subject to 3% VAT. The VAT refund is recorded as a reduction of cost of revenues. After 2010, if we are not entitled to VAT refund, we would be subject to a higher VAT rate, and our gross margin would decline. In addition, according to a circular recently issued by local tax authorities, we may be subject to a 5% business tax on our online game operation revenues in lieu of VAT. In the event we are required to pay such business tax, our cost of revenues will further increase. See “Risk Factors—Risks Related to Our Business—If tax benefits currently available to PW Software and PW Network are reduced or repealed, our business and results of operations could suffer.”

Depreciation and Amortization Expenses

The amount of depreciation and amortization expenses included in our cost of revenues for the years ended December 31, 2006 and December 31, 2007 was RMB0.7 million and RMB3.7 million (US$0.5 million), respectively, accounting for 0.7% and 0.5% of our revenues in 2006 and 2007, respectively. Depreciation and amortization expenses comprise primarily of depreciation and amortization expenses of servers, computer equipment and copyrights that are directly related to our business operation. We expect our depreciation and amortization expense to increase as we purchase additional servers, computer equipment and office premises to meet the needs of our business expansion.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses, each of which include share-based compensation. We expect that our operating expenses will increase in the future as we further expand our game portfolio, enhance our research and development and sales and marketing activities and as we move into our new office premises which we purchased recently.

Research and Development Expenses

Research and development expenses accounted for 19.0% and 7.9% of our revenues in 2006 and 2007, respectively. Our research and development expenses consist primarily of salary and benefits expenses of personnel engaged in the research and development of our game engine, game development platform and online games, and rental cost for the premises used in our development of online game products. We expect that our research and development expenses will increase in the near future, as we plan to increase research and development expenditures to develop more MMORPGs, online casual games and other online games, including a 3D virtual community, and upgrade our proprietary Angelica 3D game engine and game development platform. We expect research and development expenses to increase, partly as a result of the establishment of our research and development center in Shanghai.

Sales and Marketing Expenses

Sales and marketing expenses accounted for 37.7% and 18.9% of our revenues in 2006 and 2007, respectively. Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits of our sales and marketing personnel. Our advertisement and promotion expenses include advertising payments to various game magazines and online game sites and other advertising service providers as well as expenses for sponsoring media events. We incurred more sales and marketing expenses in 2006 and 2007, as compared to prior years, as we launched our first four games in January, September and November 2006, and May 2007. Even though we did not launch any game in 2005, we incurred sales and marketing expenses in 2005 primarily relating to our marketing and promotion activities in preparation for the launch of our first game, Perfect World, in January 2006. We plan to intensify our marketing and promotional efforts and thus increase our sales and marketing expenses when we launch new games in the future.

General and Administrative Expenses

General and administrative expenses accounted for 46.1% and 5.2% of our revenues in 2006 and 2007, respectively. Of our general and administrative expenses in 2006, RMB37.8 million, or 38.0% of our revenues in 2006, were one-time share-based compensation charges in connection with the ordinary shares held by our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, becoming subject to restrictions and the subsequent elimination of these restrictions and our issuance of Series A convertible preferred shares to one of our founding shareholders controlled by Mr. Chi at par value in 2006.

Other than the above one-time share-based compensation charge, our general and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel and professional service fees for services rendered in connection with our reorganization, audit and tax consultation. We expect that our general and administrative expenses, excluding the one-time share-based compensation charge in connection with our founder’s ordinary shares subject to restrictions and the elimination of such restrictions, will increase due to, among other things, the additional expenses for compliance with legal, accounting and other requirements associated with being a public company.

Share-based Compensation Expenses

In 2006, our board of directors and shareholders adopted a share incentive plan and supplemented and amended the plan in January and June 2007, respectively. Up to 32,145,000 Class B ordinary shares have been reserved under the plan for future issuances upon exercise of the options and other equity incentives granted under the plan. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” As of December 31, 2007, there are outstanding options to purchase a total of 18,543,120 Class B ordinary shares and as a result, we recorded share-based compensation expenses in 2006 and 2007 in connection with the options granted. In 2006, we also recorded share-based compensation expenses in connection with (i) a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of such restrictions, (ii) restricted shares awarded by two principal shareholders to an employee, and (iii) our issuance of Series A preferred shares to a founding shareholder at par value. The amounts of these share-based compensation charges are set forth below:

	For the Year Ended December 31,
	2006	2007
	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Founder’s shares	30,300	—	—
Series A convertible preferred share issued to a founding shareholder	7,509	—	—
Restricted shares awarded to an employee	216	724	99
Options granted to employees	155	7,620	1,045

As of December 31, 2007, the unamortized compensation expenses in connection with our outstanding options were RMB57.9 million (US$7.9 million), and the unamortized compensation expenses in connection with restricted shares awarded to an employee were RMB1.9 million (US$0.3 million). These amounts do not include share-based compensation expenses with respect to our options granted after December 31, 2007.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Under the current Hong Kong Inland Revenue Ordinance, Perfect Hong Kong is subject to 17.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Perfect Hong Kong to us are not subject to any Hong Kong withholding tax. Perfect Hong Kong, which was established on December 7, 2007 in Hong Kong, has not started its operation as of December 31, 2007.

PRC Enterprise Income Tax, or EIT

Prior to January 1, 2008, PRC EIT was generally assessed at the rate of 33% of taxable income. Under the PRC rules and policies then effective, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential EIT rate of 15% and was further entitled to a two-year EIT exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years.

PW Network was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 would be the first two years during which PW Network would have cumulative taxable income. Accordingly, PW Network was expected to be exempted from EIT in 2007 and 2008 and be entitled to a 50% reduction of its applicable EIT rate from 2009 to 2011. PW Software was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from EIT from 2007 to 2009 and would be entitled to a 50% reduction of its applicable EIT rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, which has taken into effect from January 1, 2008. The implementing rules of the New EIT Law, or the Implementing Rules, were adopted on December 6, 2007 and have taken into effect from January 1, 2008. Under the New EIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, PW Software, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State,” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies. Furthermore, enterprises that were established and already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term. Therefore, we believe

•

PW Network will continue to enjoy the above-mentioned tax exemption in 2008 and a 50% reduction of its applicable EIT rate from 2009 to 2011 so long as PW Network is qualified as a “software enterprise.” However, qualification as a “software enterprise” is subject to an annual assessment by the relevant government authority in China. There is no assurance that PW Network will continue to meet the qualifications or that the relevant government authority will not revoke its “software enterprise” status. If PW Network is qualified as a “high and new technology enterprise strongly supported by the State,” then PW Network’s applicable EIT rate will be 15%; and

•

PW Software will continue to enjoy the above-mentioned tax exemption in 2008 and 2009 and a 50% reduction of its applicable EIT rate from 2010 to 2012. If PW Software is qualified as a “high and new technology enterprise strongly supported by the State,” then PW Software’s applicable EIT rate will be 15%.

Since the New EIT Law and relevant rules were recently promulgated, there is still uncertainty with respect to their interpretation and implementation. The tax authorities may determine that PW Network’s and/or PW Software’s entitlement to the above preferential tax treatment is contingent upon their qualifications as “high and new technology enterprises strongly supported by the State.” Furthermore, certain qualification requirements for “high and new technology enterprises strongly supported by the State” are not available yet, pending the issuance of additional implementing rules. Therefore, we cannot assure you that PW Network and PW Software will be classified as a “high and new technology enterprises strongly supported by the State,” and continue to be entitled to the above preferential tax treatment.

Furthermore, under the New EIT Law, a “PRC resident enterprise,” which includes an enterprise established outside of China with its “defacto management body” located in China, is subject to PRC enterprise income tax. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, our global income, including overseas licensing fees directly payable to Perfect World, will be subject to PRC enterprise income tax at a rate of 25%.

PRC VAT and Business Tax

We operate and distribute our online games via PW Network in China. As determined and approved by the relevant tax authority, the sales proceeds that PW Network collects from our online game operations are subject to VAT, which is at a rate of 17% of such proceeds. Pursuant to relevant tax rules, prior to the end of 2010, PW Network is entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds. After 2010, if we are not entitled to VAT refund, we would be subject to a higher VAT rate, and our gross margin would decline.

Furthermore, according to a circular recently issued by local tax authorities, PW Network may be subject to a 5% business tax on its online game operation revenues in lieu of VAT. In the event PW Network is required to pay such business tax instead of VAT on its online game operation revenues before the expiration of the 14% VAT refund policy at the end of 2010, our cost of revenues will further increase, which will have a material adverse effect on our results of operation.

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax. However, PW Software’s revenues generated by the provision of technology consultancy services which are independent of its software development services and other consultancy services are subject to the business tax.

According to a circular recently issued by local tax authorities, we may be subject to a 5% business tax on our online game operation revenues in lieu of VAT. In the event we are required to pay such business tax, our cost of revenues will further increase.

Withholding Taxes

PW Network and/or PW Software are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. Upon approval by the relevant PRC tax authorities, the amount of withholding taxes that our licensees pay on behalf of PW Network or PW Software in foreign jurisdictions may be treated as a foreign tax credit which may be used to offset their respective EITs otherwise payable in China. However, as PW Network and PW Software are currently entitled to an exemption from EIT, neither of them is entitled to such foreign tax credit during the period of EIT exemption. RMB0.2 million and RMB11.6 million (US$1.6 million) were recognized as income tax expense related to withholding taxes for the year ended December 31, 2006 and December 31, 2007, respectively.

Pursuant to the New EIT Law and the Implementing Rules which are effective as of January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Perfect Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the Implementing Rules, if Perfect Hong Kong is regarded as a resident enterprise, the dividends payable to Perfect Hong Kong from PW Software will be exempt from the PRC income tax. If Perfect Hong Kong is regarded as a non-resident enterprise and therefore is subject to a 5% withholding tax for any dividends payable to it from PW Software, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced.

Our Board of Directors has determined that we have no present plan to declare and pay any dividend on our shares in the foreseeable future. Moreover, our PRC subsidiary and VIE have decided not to distribute any dividends from the undistributed earnings for the year ended December 31, 2007. We plan to continue to reinvest our undistributed earnings in our operations in China and overseas markets in the foreseeable future.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Online game operation revenues. Substantially all of our revenues are earned through providing online game services to players. We have been providing online game services to our players pursuant to a time-based revenue model and an item-based revenue model. For online games using the time-based model, we charge players based on the time they spend playing our games. Under the item-based model, the basic game play functions are free of charge, and we charge users for purchases of in-game items.

Under both the time-based and the item-based revenue models, net proceeds received from sales of online points to players are recorded as deferred revenues, while net proceeds received from sales of online points to parties other than players and sales of prepaid game cards are initially recorded as advances from customers. As we do not control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues.

Revenue recognition policies adopted for time-based and item-based models are as follows:

Time-based revenue model. We recognize revenues when the online points representing the playing time are actually used by the players to play our games.

Item-based revenue model. Under this model, the players can access our games free of charge, but may utilize their activated prepaid game cards or online points charged to their accounts to purchase the following categories of in-game items: (1) consumable items, including those with predetermined expiration time, such as facial expressions and fireworks; or (2) permanent ownership items, such as mine stones, materials, clothing and riding pets.

Revenues in relation to consumable items are recognized when they have been consumed or expired (i.e., the actual lives of the in-game items), as our services in connection with such these items have been fully rendered to our players as of that time. Revenues in relation to permanent ownership items are recognized over their estimated lives. We will provide continuous online game services in connection with these permanent ownership items until they are no longer used by our players (i.e., the estimated lives of the in-game items). We have considered the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these in-game items, which, in some cases, may be as long as the estimated life of the related game. We have also considered that the estimated lives of in-game items may be affected by various factors including the acceptance and popularity of expansion packs, promotional events launched and market conditions. However, given the relatively short operation history of our online games, our estimate of the period that players typically play our games may not accurately depict such period and hence the lives of the in-game items. We have adopted the policy of assessing the estimated lives of in-game items on a quarterly basis. All paying users’ data since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of those paying users during the period between their first log-on date and last log-on date are applied to estimate the lives of in-game items. While we believe our estimates to be reasonable in view of actual player information available, we may revise such estimates in the future as our games’ operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate. If the estimated lives of the in-game items increase by 10% or 15%, our online game operation revenues for the year ended December 31, 2007 would have decreased by approximately 0.6% or 0.9%, respectively.

According to our published expiration policy, prepaid game cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards.

It was determined and approved by the PRC tax authority that our online game revenues are subject to 17% VAT and that prior to the end of 2010, we are entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we are only subject to 3% VAT. We have adopted the gross presentation for VAT pursuant to EITF 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements,” i.e., VAT is included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT included in our cost of revenues for the year ended December 31, 2005, 2006 and 2007 were Nil, RMB2.5 million and RMB15.8 million (US$2.2 million), respectively.

Alternatively, we could adopt the net presentation allowed under EITF 06-3 and present our revenue net of the 17% VAT while recording the 14% VAT refund as other operating income. However, we believe that the gross presentation better reflects our results of operations, as we consider our VAT obligation and VAT refund entitlement as one integrated preferential VAT policy and we are only obligated to pay net 3% VAT under this preferential VAT policy.

Overseas licensing revenues. We enter into licensing arrangements with overseas licensees to operate our games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

In certain licensing arrangements, we provide free upgrades, maintenance support and training (i.e., post-sale customer support or PCS) for the first year, and the licensee has the option to purchase PCS in subsequent years at a substantive rate. In these arrangements, we allocate the initial fee into two parts. One part, representing the license of the game, is recognized as revenue upon commercial launch. The second part, representing PCS, is recognized ratably over the one-year PCS period.

In other licensing arrangements, we provide PCS over the full licensing period, and there is no substantive PCS renewal rate. In those cases, the total amount of the initial fee is recognized ratably over the licensing period.

According to the license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit or restrict foreign invested companies from providing Internet content services, which include operating online games. In order to comply with these foreign ownership restrictions, we operate our online game business in China through PW Network. We have entered into a series of contractual arrangements with PW Network and its equity owners. As a result of these contractual arrangements, we have the ability to effectively control PW Network and we are considered the primary beneficiary of PW Network and accordingly PW Network is a VIE of our company under U.S. GAAP and we consolidate its results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control PW Network through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control PW Network might preclude us from consolidating PW Network in the future.

Software Development Costs

We account for software development costs in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” as described in note 2(i) in our consolidated financial statements as all of our self-developed online games are marketed and licensed to game players and overseas licensees, respectively. Costs incurred in the development of online games prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once a game has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility requires significant judgment and is evaluated on a product-by-product basis, but typically includes both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the market. After the online game is released, the capitalized product development costs are amortized as a component of cost of services over the estimated life of the game.

With respect to our existing online games, due to the fact that the period between the date of technological feasibility and the game release date is very short and the development costs incurred during this period were insignificant, all online game development costs have been expensed when incurred.

Long-Lived Assets—Property, Equipment and Intangible Assets

Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and between five and six years for all other property and equipment. Amortization of intangible assets is computed using a straight-line method over the estimated useful lines of the assets, which are generally three years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We assess impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable net book value of these assets may not be recoverable. Recoverability of the long-lived assets is assessed by comparing the net book value of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. During the period from March 10, 2004 (date of inception) to December 31, 2004, for the years ended December 31, 2005, 2006 and 2007, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. We have signed lease arrangements for servers and offices premises. We have assessed these arrangements to be operating leases because (1) the lease does not transfer the ownership to us by the end of the lease term, (2) the lease does not contain any bargain purchase option, (3) the lease term is less than 75% of the estimated economic life of the servers and (4) the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value to the lessor less any investment credit retained by the lessor. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the lease periods as specified in the lease agreements. Judgment is required to determine the estimated economic lives or the fair values of the servers. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Share-Based Compensation Expenses

We have accounted for share-based compensation in accordance with SFAS No.123 (revised 2004) “Share-Based Payment” (“SFAS 123R”). Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Share incentive plan

We have a share incentive plan, which allows for the granting of stock options to certain senior executives, management, employees and directors.

As of December 31, 2007, we have granted options to purchase an aggregate of 18,543,120 Class B ordinary shares to some of our senior executives and employees. Prior to the completion of our initial public offering, we engaged an independent appraiser to assess the fair value of our ordinary shares and stock options on the grant dates.

We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. As we were historically a private company, the sources utilized to determine the fair value of the underlying shares at the date of measurement are subjective in nature. For our September 2006, December 2006, March 2007 and April 2007 option grants, the estimated fair value of our ordinary shares was based on, among other factors, our (1) financial condition as of the date of grant, (2) operating history and (3) financial and operating prospects at that time with reference to our issuance of Series A convertible preferred shares in September 2006. Furthermore, we are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The guidance provided in SFAS 123R, Staff Accounting Bulletin No. 107 and Staff Accounting Bulletin No.110 is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Restricted shares granted to an employee

In September 2006, Perfect Human Holding Company Limited and Prosperous World Company Limited transferred to Mr. Di He, one of our executives, 4,591,350 and 2,337,220 Class A ordinary shares, respectively. These ordinary shares were granted to Mr. Di He for his contributions of certain management and technological expertise since the inception of the Company. These ordinary shares are subject to transfer restrictions with a vesting period of four years from the grant date and were valued at their estimated fair value on the date of the award. We recorded share-based compensation expenses in respect of these restricted shares awarded in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expenses on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Series A convertible preferred shares issued to a founding shareholder

In September 2006, in conjunction with our plan to issue a total of 80,000,000 Series A convertible preferred shares to SB Asia Investment Fund II L.P., or SAIF, we issued and sold 70,000,000 Series A convertible preferred shares to SAIF directly at a price of US$0.1 per share, and issued 10,000,000 Series A convertible preferred shares to the two founding shareholders of our company at par value of US$0.0001 per share, who in turn sold these shares to SAIF at a price of US$0.1 per share. We structured the above transactions in order to allow our founding shareholders to monetize part of their earlier investment in our company. One of our founding shareholders is owned by our chairman and chief executive officer, Mr. Michael Yufeng Chi. Accordingly, we accounted for the issuance of the 5,000,000 Series A convertible preferred shares to the founding shareholder controlled by Mr. Chi as share-based compensation under SFAS 123R, and recorded a related share-based compensation charge. Such charge was computed based on the difference between the fair value of Series A convertible preferred shares of US$0.19 per share at that time and the issuance price paid by such founding shareholder to us.

Founder’s shares

In accordance with a shareholders agreement entered into in September 2006, 75% of the 92,397,140 ordinary shares ultimately owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer would become subject to monthly vesting thereafter in thirty-six equal monthly installments. We accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions. Accordingly, compensation cost is measured based on the fair value of the ordinary shares at the grant date and recognized over the requisite service period.

According to the amendment to the above shareholders agreement in December 2006, all parties agreed that the abovementioned ordinary shares were no longer subject to vesting. Consequently, we recognize all remaining compensation cost for unvested founder shares at that time when the vesting was accelerated.

Change of Rights of Series A Convertible Preferred shares

SAIF, the holder of our Series A convertible preferred shares, waived its rights with regard to the contingent conversion for performance-based adjustment, redemption and liquidation preferences in December 2006.

The changes to the rights were made because we found out from a subsequent valuation exercise performed by an independent appraiser that the Series A convertible preferred shares were inadvertently issued at a significant discount as compared with the estimated fair value of the shares, and there were significant values associated with the rights being waived, which were not given accounting recognition at issuance as the convertible preferred shares were recorded at the amount of cash consideration received. Accordingly, we consider the waiver of these rights to be a modification of the terms of the Series A convertible preferred shares, which normally would result in a transfer of wealth to the common shareholders, computed as the difference between the fair value of the Series A convertible preferred shares immediately before and after the modifications. However, due to the original issuance of the Series A convertible preferred shares at an amount significant lower than their then fair value, the fair value of the Series A convertible preferred shares immediately after the modification still exceeded the accreted carrying value of the shares. As such, we consider it appropriate that no accounting recognition be given to the modification, except as described below.

Prior to the modification, due to the redemption features of the Series A convertible preferred shares, the Series A convertible preferred shares were accounted for as mandatorily redeemable preferred stock in accordance with SEC’s Accounting Series Release No. 268—“Presentation in Financial Statements of Redeemable Preferred Stock” (ASR 268), as interpreted by EITF Topic D-98 “Classification and Measurement of Redeemable Securities,” and were accreted to its redemption value and recorded outside of permanent equity. After the modification, the accreted carrying value of the shares was reclassified into permanent equity and the accretion ceased due to the waiving of the redemption rights by the holder of the Series A convertible preferred shares.

Earnings Per Share

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” or SFAS No. 128, and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No.128”, basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights.

The holder of our Series A convertible preferred shares had the right to redeem the Series A convertible preferred shares at a redemption price equal to 150% of the original issuance price, and is also entitled to receive cumulative dividends at the rate of 5% of the original issuance price per annum when and if declared by our board of directors. The redemption right was waived in December 2006. The carrying value of the Series A convertible preferred shares was accreted from the original issuance price to the redemption value on a straight line basis over the redemption period, up to the date the redemption right was waived. In accordance with SFAS No. 128, we deducted the accretion and cumulative dividends from net loss before arriving at net loss attributable to holders of ordinary shares when computing the earnings per share.

Income Taxes

We account for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes”, with the required disclosures as described in note 2(p) and note 14 to our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets if and when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. When there is no clarity in the change of the New EIT Law, we would accrue based on tax law requirements and then subsequently evaluate whether there is any new information that would change the accrual. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could make our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

When we sell our online game operation licenses to certain overseas licensees through PW Network or PW Software, approximately 10% to 20% of the overseas licensing revenues are withheld and paid by the overseas licensees to the local tax authorities as the income tax on our behalf. Upon approval by the relevant PRC tax authorities, the amount of withholding taxes that our licensees pay on behalf of PW Network or PW Software in foreign jurisdictions may be treated as a foreign tax credit which may be used to offset their respective EITs otherwise payable in China. During the period that PW Network or PW Software is entitled to exemption from the PRC EIT, it does not need to pay PRC EIT with respect to such overseas licensing income, and the paid foreign income taxes cannot be used to set off our PRC EIT in the future. Accordingly, we recognized the foreign income tax of approximately RMB0.2 million and RMB11.6 million (US$1.6 million) in our consolidated financial statements as income tax expense in 2006 and 2007, respectively. If, however, events were to occur in the future which are not currently contemplated or there is any change in the relevant PRC tax laws and regulations or the PRC tax authority’s judgment, as a result of which we may be allowed to set off these foreign income tax payments against our future income tax, an adjustment would result by way of a reversal of the income tax expense in the period in which such determination was made.

Furthermore, under the New EIT Law which has taken into effect from January 1, 2008, dividends payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Perfect Hong Kong, which holds 100% equity interest of PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In accordance with APB Opinion No.23, “Accounting for Income Taxes—Special Areas”, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. Our Board of Directors has determined that we have no present plan to declare and pay any dividend in USD on our shares in the foreseeable future. We plan to continue to reinvest our undistributed earnings in our operations in China and overseas markets in the foreseeable future. Therefore, no withholding income taxes for undistributed earnings of our PRC Subsidiary and VIE have been accrued as of December 31, 2007.

Foreign Currency Translation

Our reporting currency is RMB. Our holding company’s functional currency was RMB before January 1, 2007 and changed to U.S. dollar starting from January 1, 2007, when it started to enter into transactions that were denominated in U.S. dollars and received cash in U.S. dollars in these transactions. The functional currency of PW Software, PW Network and Perfect Hong Kong is RMB. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales and marketing expenses, financing and inter-company transactions and arrangements.

We are incorporated in the Cayman Islands. Prior to 2007, our holding company did not participate in any operating activities. Hence, RMB was considered as the functional currency of our holding company as it held substantial investment in China. In 2007, our holding company started to enter into transactions that were denominated in U.S. dollars and received cash in U.S. dollars in these transactions. As such, we have evaluated which currency, the RMB or the U.S. dollar, was best suited to be used as the functional currency of our holding company. On the basis of this evaluation, management determined that the functional currency of our holding company should be changed from RMB to U.S. dollar. The change was adopted retroactively beginning January 1, 2007 in accordance with SFAS No. 52. No restatement of comparative amounts was made for the change in functional currency. For the year ended December 31, 2007, we have recorded RMB31,771,062 of foreign exchange translation loss in other comprehensive income. If this change had not been made, we would have recorded an additional RMB31,771,062 in foreign exchange transaction losses in the income statement for the year ended December 31, 2007. Exchange gains and losses resulting from transactions recorded by our holding company denominated in a currency other than U.S. dollar are included in the consolidated statements of operations. The financial statements of our holding company are translated from its functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. The resulting translation adjustments are recorded in “Accumulated Other Comprehensive Income or Loss” in the consolidated statements of shareholders’ equity.

All of PW Software and PW Network’s operations are carried out in China and most of their revenues and expenses are collected and expensed in RMB. Therefore, their functional currency is RMB. Transactions recorded by PW Software and PW Network denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations.

If our operational strategies change in the future, there may be changes in our functional currency.

Internal Control Over Financial Reporting

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the period from March 10, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, noted a material weakness and a significant deficiency in our internal control over financial reporting. The material weakness observed was our lack of sufficient competent staff to perform period end reporting procedures, to address complex U.S. GAAP accounting issues, and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness resulted in material audit adjustments to our financial statements and corrections to the footnote disclosures. The significant deficiency observed was that we lacked adequate control over program development and program change within our revenue billing and recognition systems. As a result, it was possible for erroneous code to be distributed to the revenue billing and recognition systems, which could have negatively impacted management’s ability to properly initiate and record basic transactional data that are relied upon in generating revenue figures.

Following the identification of the material weakness and the significant deficiency, we have already undertaken certain remedial steps to address them:

•

we have significantly expanded our accounting and finance team. In March 2007, we appointed a new chief financial officer, who has extensive financial reporting experience, to lead our company’s accounting and financial reporting department. We also hired new accounting staff, including a financial controller with U.S. GAAP expertise and an internal audit director with relevant knowledge and experience in compliance with Section 404 of the Sarbanes-Oxley Act. Our general plan for hiring and training of accounting and finance personnel is intended to ensure that we will have sufficient personnel with knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements;

•

we have appointed two independent directors to our board and have established an audit committee and a compensation committee within our board in July 2007. Our audit committee consists of two independent directors and one non-management director. The audit committee is responsible for overseeing the accounting and financial reporting processes as well as audits of the financial statements of our company. The audit committee has reviewed and approved the “Internal Audit Charter” in November 2007;

•

we have engaged an external internal control consultant other than our independent registered public accounting firm, to supplement our existing internal control team to provide us Section 404 readiness service. We have formed a steering committee composed of our senior management to monitor and control the Section 404 compliance process. The on-going initiatives that have been taken include: a preliminary risk assessment with regard to the requirements of Section 404 of the Sarbanes-Oxley Act; a root cause analysis of identified internal control deficiencies; establishment and updating a set of standardized internal control policies and procedures in all business cycles;

•

We have established formal policies and procedures in relation to program development and program change to manage the whole system development life cycle for all applicable IT systems. Based on risk analysis and assessment, we have implemented a set of system controls and application controls within the program development and change processes including initialization, design, coding, testing, and data conversion. To effectively monitor the source code of all programs including those critical programs related to revenue billing and recognition, we introduced the process that requires any significant program changes must be approved by the system owner and end-users after appropriate user tests. For those scripts that may have significant financial impact, specific facilities are used to track the change trails while the system logs must be regularly reviewed by separate management personnel; and

•	additionally, we have performed proper communication and training to ensure policies and procedures are consistently implemented and can be monitored effectively.

We cannot yet conclude that the implementation of above measures can fully address the deficiencies in our internal control over financial reporting. However, in connection with our preparation of the financial statements for the year ended December 31, 2007, and based on our assessment results, we did not note any material weakness in internal control over financial reporting, but we and our independent registered public accounting firm noted a significant deficiency, i.e., as our business continues to expand, we will need to hire additional competent staff to address the increasing period end reporting requirements and to prepare and review financial statements and related disclosures under U.S. GAAP, and we should ensure our accounting and financial reporting staff have adequate training to keep up with the rapid changes of our business and to keep up with our reporting requirement. Furthermore, we and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statement for the year ended December 31, 2007, identified certain adjustments, which were not material, to our consolidated financial statements and certain modifications that were needed to be made to the footnote disclosures. As our business continues to expand, we will need to hire additional competent staff to address the increasing period end reporting requirements, and to prepare and review financial statements and related disclosures under US GAAP. In addition, we should ensure our accounting and financial reporting staff have adequate training to keep up with the rapid growth and expansion of our business and to keep up with our reporting requirements. Additional measures still need to be taken to improve our internal control over financial reporting. However, the implementation of these measures may not fully address the material weakness and significant deficiency in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See Item 3, “Key Information—Risk Factors—Risks Related to Our Company—We will become subject to the management report and independent registered public accounting firm attestation report requirements of Section 404 of the Sarbanes-Oxley Act as of the end of our fiscal year ending December 31, 2008; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.”

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,
		2005	2006		2007
	RMB	RMB	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Online game operation revenues	—	—	98,392	99.0	615,741	84,410	89.4
Overseas licensing revenues	—	—	1,014	1.0	73,383	10,060	10.6
Total revenues	—	—	99,406	100	689,124	94,470	100.0
Cost of revenues	—	—	(24,604)	(24.8)	(118,983)	(16,311)	(17.3)
Gross profit	—	—	74,802	75.2	570,141	78,159	82.7
Research and development expenses	(6,043)	(15,151)	(18,889)	(19.0)	(54,167)	(7,426)	(7.9)
Sales and marketing expenses	(176)	(12,904)	(37,496)	(37.7)	(129,941)	(17,813)	(18.9)
General and administrative expenses	(656)	(1,508)	(45,868)	(46.1)	(35,784)	(4,906)	(5.2)
Operating expenses(1)	(6,875)	(29,563)	(102,253)	(102.8)	(219,892)	(30,144)	(31.9)
Operating (loss) income	(6,875)	(29,563)	(27,451)	(27.6)	350,249	48,015	50.8
Other income (expense), net	63	129	(291)	(0.3)	23,287	3,192	3.4
(Loss) income before tax	(6,812)	(29,434)	(27,742)	(27.9)	373,536	51,207	54.2
Net (loss) income	(6,812)	(29,434)	(27,945)	(28.1)	361,949	49,619	52.5
Series A convertible preferred shares accretion	—	—	(1,834)	(1.8)	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	—	—	(1,019)	(1.0)	(1,740)	(239)	(0.3)
Net (loss) income attributable to ordinary shareholders	(6,812)	(29,434)	(30,798)	(30.9)	360,209	49,380	52.2

(1)	Includes share-based compensation expenses of RMB38,180,653 for the year ended December 31, 2006, of which RMB30,300,487 was a one-time share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of these restrictions in 2006, and RMB7,508,775 was a one-time share-based compensation charge in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in 2006. Includes share-based compensation of RMB8,344,127 (US$1,143,877) for the year ended December 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues. In 2007, we generated revenues of RMB689.1 million (US$94.5 million), a substantial increase of RMB589.7 million from RMB99.4 million in 2006. This increase was primarily due to an increase in our online game operation revenues, and to a lesser extent due to an increase in our overseas licensing revenues. In 2007, we generated online game operation revenues of RMB615.7 million (US$84.4 million), a substantial increase of RMB517.3 million from RMB98.4 million in 2006, primarily due to an increase in the aggregate revenues from the operations of our existing games and our launch of Zhu Xian in May 2007. In 2007, we generated overseas licensing revenues of RMB73.4 million (US$10.1 million), a substantial increase of RMB72.4 million, from RMB1.0 million in 2006. The increase was primarily due to the further expansion of our overseas licensing after we began to recognize overseas licensing revenues in the last quarter of 2006.

Cost of Revenues. In 2007, our cost of revenues amounted to RMB119.0 million (US$16.3 million), or 17.3% of our revenues. This represented a substantial increase from RMB24.6 million, or 24.8% of our revenues in 2006. This increase was primarily due to a substantial increase in our servers and bandwidth leasing fees, particularly in connection with our new games launched in late September 2006 and thereafter. In 2007, servers and bandwidth leasing fees increased to RMB69.7 million (US$9.5 million) from RMB14.6 million in 2006. Servers and bandwidth leasing fees decreased as a percentage of our revenues, from 14.7% of our revenues in 2006, to 10.1% of our revenues in 2007, primarily due to our using a greater number of self-owned servers, particularly in the third quarter of 2007 and thereafter. VAT increased to RMB15.8 million (US$2.2 million) in 2007 from RMB2.5 million in 2006 as a result of an increase in our online game operation revenues. Salary and benefits expenses increased to RMB13.3 million (US$1.8 million) in 2007 from RMB3.4 million in 2006 as we hired additional employees. In 2007, depreciation of servers and other computer equipment and amortization of copyrights increased to RMB3.7 million (US$0.5 million) from RMB0.7 million in 2006.

Gross Profit. In 2007, our gross profit was RMB570.1 million (US$78.2 million), a substantial increase from RMB74.8 million in 2006. Our gross margin increased to 82.7% in 2007 from 75.2% in 2006, primarily due to greater economies of scale that we achieved after launching and operating additional games, a rapid revenue growth, a cost saving from using more self-owned servers and less leased servers, and a better utilization of servers and Internet data center resources.

Operating Expenses. In 2007, our operating expenses were RMB219.9 million (US$30.1 million), a 115.0% increase from RMB102.3 million in 2006. This increase was primarily attributable to a substantial increase in our sales and marketing expenses relating to the promotions of our two new games launched at the end of November 2006 and in late May 2007, respectively, and increases in our research and development expenses and general and administrative expenses offset by a decrease in share-based compensation for which there was a one-time share-based compensation charge incurred in 2006.

Research and development expenses. In 2007, our research and development expenses increased by 186.8% to RMB54.2 million (US$7.4 million) from RMB18.9 million in 2006. The increase was primarily attributable to an increase in salary and benefits expenses from RMB15.7 million in 2006 to RMB42.7 million (US$5.9 million) in 2007, as we hired additional research and development personnel.

Sales and marketing expenses. In 2007, our sales and marketing expenses increased by 246.5 % to RMB129.9 million (US$17.8 million) from RMB37.5 million in 2006. The increase was primarily attributable to our introduction of more marketing activities, particularly advertisements placed to various game magazines and online game sites to promote our two new games. Our advertisement and promotion expenses were RMB106.5 million (US$14.6 million) in 2007, a 267.5% increase from RMB29.0 million in 2006. This increase was also due to increases in salaries and benefits for sales and marketing personnel from RMB5.0 million in 2006 to RMB12.1 million (US$1.7 million) in 2007, as we hired more sales and marketing personnel in connection with the expansion of our game operations.

General and administrative expenses. In 2007, our general and administrative expenses decreased by 22.0% to RMB35.8 million (US$4.9 million) from RMB45.9 million in 2006. Our general and administrative expenses in 2006 included a one-time non-cash share-based compensation charge in the amount of RMB30.3 million in connection with a founder’s ordinary shares becoming subject to restrictions and the elimination of such restrictions in 2006 and a one time share-based compensation charge in the amount of RMB7.5 million in connection with our issuance of Series A convertible preferred shares to a founding shareholder controlled by Mr. Chi at par value in 2006. Excluding these one-time share-based compensation expenses recorded in 2006, our general and administrative expenses increased by 344.1% in 2007 compared to 2006. The increase was primarily attributable to an increase in professional expenses we incurred, from RMB4.9 million in 2006 to RMB10.8 million (US$1.5 million) in 2007, primarily in connection with compliance with legal, accounting and other requirements associated with being a public company. The increase was also due to an increase in salary and benefits expenses for administrative personnel from RMB1.4 million in 2006 to RMB8.1 million (US$1.1 million) in 2007, as we hired additional general and administrative personnel to manage our growing business. The increase was also related to the expenses associated with the share-based compensation expenses incurred for share options granted to two independent directors and some other employees in 2007.

Income Tax Expense. We incurred income tax expense of RMB11.6 million (US$1.6 million) in 2007, representing the withholding taxes we incurred on the license fees and royalties earned from our overseas licensees in the period. Our income tax expense in 2006 was RMB0.2 million as we started licensing Perfect World II to overseas license only in December 2006.

Total other income (expenses). In 2007, our total other income was RMB23.3 million (US$3.2 million) compared to total other expenses of RMB0.3 million in 2006. The difference was primarily due to an increase in interest income as a result of an increase in our cash balances and an increase in government grant subsidy income, partly offset by an increase in exchange loss due to RMB appreciation.

Net (Loss) Income. As a result of the foregoing, we had a net income of RMB361.9 million (US$49.6 million) in 2007, compared to a net loss of RMB27.9 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. We generated revenues of RMB99.4 million in 2006, of which RMB98.4 million was generated from our online game operations. We launched our first three MMORPGs, namely Perfect World, Legend of Martial Arts and Perfect World II in January, September and November 2006, respectively. We recorded RMB52.3 million, RMB43.1 million and RMB3.0 million in revenues from the operation of our games, Perfect World, Legend of Martial Arts and Perfect World II, respectively, in 2006. We also generated overseas licensing revenues of RMB1.0 million in 2006.

We were in the process of developing our game engine, game development platform and our first MMORPG, Perfect World, in 2005. Accordingly, we did not generate any revenues in 2005.

Cost of Revenues. Our cost of revenues amounted to RMB24.6 million, or 24.8% of our revenues, in 2006. Server and bandwidth leasing fees amounted to RMB14.6 million, or 14.7% of our revenues, in 2006. Salary and benefits expenses amounted to RMB3.4 million, or 3.4% of our revenues, in 2006, and depreciation of computer equipment and amortization of copyrights amounted to RMB0.7 million, or 0.7% of our revenues, in 2006. As of December 31, 2006, we had 147 employees involved in the operation of our online games, including network operation and customer service. Our cost of revenues in 2006 also included VAT in the amount of RMB2.5 million, representing the amount that we actually paid in 2006 after deducting the amount of VAT refunds we were entitled to receive.

Gross Profit. In 2006, our gross profit amounted to RMB74.8 million, and our gross margin was 75.2%.

Operating Expenses. Our operating expenses increased substantially to RMB102.3 million in 2006 from RMB29.6 million in 2005. The increase in our operating expenses was due primarily to a one-time non-cash share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of such restrictions, a one-time non-cash share-based compensation in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value, and a significant increase in sales and marketing expenses in connection with the launch of our first three games in 2006.

Research and development expenses. Our research and development expenses increased by 24.7% to RMB18.9 million in 2006 from RMB15.2 million in 2005. We incurred more research and development expenses in 2006 as we hired additional research and development personnel, from 105 as of December 31, 2005 to 172 as of December 31, 2006, which resulted in the increase in salaries and benefits of our research and development personnel from RMB11.8 million in 2005 to RMB15.7 million in 2006. The increase in our research and development expenses was also due to increased expenditures in the research and development of our game engine, game development platform and new online games. As we did not operate any online games in 2005, our server and bandwidth leasing fees in the amount of RMB1.2 million were classified into our research and development expenses. Beginning in 2006, all server and bandwidth leasing fees have been classified into our cost of revenues in 2006.

Sales and marketing expenses. Our sales and marketing expenses increased by 190.6% to RMB37.5 million in 2006 from RMB12.9 million in 2005. The significant increase in our sales and marketing expenses was primarily due to our introduction of more marketing and promotion activities, particularly advertising payments to various game magazines and online game sites, in connection with the launch of our first three games in 2006. The increase was also attributable to the increases in salaries and benefits for sales and marketing personnel from RMB3.3 million in 2005 to RMB5.0 million in 2006 as we hired more sales and marketing personnel in connection with the expansion of our game operations, from 50 as of December 31, 2005 to 95 as of December 31, 2006. Even though we did not launch any game in 2005, we incurred sales and marketing expenses in 2005 primarily relating to our marketing and promotion activities in preparation for the launch of our first game, Perfect World, in January 2006.

General and administrative expenses. General and administrative expenses increased significantly to RMB45.9 million in 2006 from RMB1.5 million in 2005. The increase in our general and administrative expenses was due primarily to a one-time share-based compensation charge in the amount of RMB30.3 million in connection with a founder’s ordinary shares becoming subject to restrictions and the elimination of such restrictions. In connection with our Series A convertible preferred shares private placement in September 2006, we and our shareholders entered into a shareholders agreement, under which 75% of the ordinary shares held by our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, were subjected to a 36-month vesting period. We originally recognized compensation expenses over the requisite vesting period based on the fair value of the ordinary shares. The shareholders agreement was subsequently amended in December 2006 to eliminate the vesting restrictions on the ordinary shares held by Mr. Chi. As a result, all remaining compensation cost for the unvested shares were recognized at that time when the vesting was accelerated. In addition, the increase in our general and administrative expenses was attributable to a one time share-based compensation charge in the amount of RMB7.5 million in connection with our issuance of Series A convertible preferred shares to a founding shareholder controlled by Mr. Chi at par value. The increase in our general and administrative expenses was also due to an increase in audit and other professional fees in connection with our private placement, and to a lesser extent, due to increases in salaries and benefits for our administrative personnel from RMB0.3 million in 2005 to RMB1.4 million in 2006 as we hired more administrative personnel in connection with the expansion of our business, from four as of December 31, 2005 to 16 as of December 31, 2006.

Net Loss. As a result of the cumulative effect of the foregoing factors, we had a net loss of RMB27.9 million in 2006, compared to a net loss of RMB29.4 million in 2005.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from equity contributions by our shareholders, cash flows from operations beginning in 2006, loans from related parties as well as the proceeds from our initial public offering. We received RMB15.0 million proceeds from our issuance and sale of ordinary shares in 2004 and RMB54.5 million from our issuance and sale of Series A convertible preferred shares in 2006. We received loans in a total amount of RMB15.5 million from certain shareholders in 2005 and 2006. We also received net proceeds of US$133.1 million from our initial public offering in July 2007.

As we were in a start-up phase in 2004 and 2005 and did not generate any revenues until 2006, our principal use of cash through 2006 was to fund our research and development and other expenses. Historically, our related parties provided loans for us to meet some of our temporary liquidity needs. We had fully repaid such loans by the end of 2006. As of December 31, 2007, we had RMB1,496.0 million (US$205.1 million) in cash and cash equivalents. Our current cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. We do not expect to experience an increase in our net working capital requirements in the foreseeable future due to our current liquidity and expected positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid game cards to them and therefore do not have significant accounts receivable.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Net cash (used in) provided by operating activities	(8,054)	66,950	536,934	73,607
Net cash used in investing activities	(2,545)	(11,577)	(112,006)	(15,355)
Net cash provided by financing activities	12,000	42,511	1,008,355	138,233
Effect of exchange rate changes on cash and cash equivalent	—	(799)	(38,607)	(5,292)
Net increase in cash and cash equivalents	1,401	97,085	1,394,676	191,193
Cash and cash equivalents at the beginning of the year	2,871	4,272	101,357	13,895
Cash and cash equivalents at the end of the year	4,272	101,357	1,496,033	205,088

Operating Activities

Net cash provided by operating activities in the year ended December 31, 2007 was RMB536.9 million (US$73.6 million). Net cash provided by operating activities in 2007 was primarily attributable to the following factors: (i) a net income of RMB361.9 million (US$49.6 million), (ii) an increase in deferred revenues of RMB109.7 million (US$15.0 million), (iii) an increase in advances from customers of RMB29.2 million (US$4.0 million), and (iv) an increase in salary and welfare payable of RMB20.7 million (US$2.8 million), all primarily as a result of our launch of additional games and an increase in revenues from operating our existing games in China. As our player base and overall sales volume grow, we expect that advances from customers and deferred revenues will increase correspondingly and continue to be a significant factor affecting our operating cash flow.

Net cash provided by operating activities in 2006 was RMB67.0 million. Net cash provided by operating activities in 2006 was primarily attributable to the following factors: (i) increases in deferred revenues of RMB33.0 million and advances from customers of RMB14.7 million as a result of our launch of our first three games in 2006, and (ii) an add-back of the non-cash share-based compensation expenses, in the amount of RMB38.2 million.

Net cash used in operating activities in 2005 was RMB8.1 million. Net cash used in operating activities in 2005 was primarily attributable to a net loss of RMB29.4 million, partly offset by (i) an increase in advances from customers of RMB6.6 million as we received payment from distributors immediately before our launch of our first game in January 2006, (ii) a decrease in amount due from related parties of RMB5.9 million, (iii) an increase in salary and welfare payable of RMB3.4 million, (iv) an increase in amount due to related parties of RMB2.3 million, and (v) an increase in accrued liabilities of RMB2.4 million.

Investing Activities

Net cash used in investing activities in 2007 was RMB112.0 million (US$15.4 million), compared to RMB11.6 million in 2006 and RMB2.5 million in 2005. Net cash used in investing activities in 2007 primarily related to purchases of servers, computer equipment and office premises to support our expanded operations. Net cash used in investing activities in 2006 primarily related to (i) purchases of servers, computer equipment and other equipment in the amount of RMB8.5 million to support our expanded operations; and (ii) obtaining licenses of copyrights on which the contents of our online games are based and obtaining a license of a database software in the amount of approximately RMB3.1 million. Net cash used in investing activities in 2005 was primarily attributable to purchases of servers, computer equipment and other equipment. We expect to purchase additional servers and other computer equipment to support the anticipated growth of our operations in the near future. Our net cash used in investing activities will increase in 2008 due to our purchase of additional new office premises, as disclosed below under “Capital Expenditures.”

Financing Activities

Net cash provided by financing activities was RMB1,008.4 million (US$138.2 million) in 2007, compared to RMB42.5 million in 2006 and RMB12.0 million in 2005. Net cash provided by financing activities in 2007 was primarily related to the net proceeds received from our initial public offering. Net cash provided by financing activities in 2006 was primarily attributable to the net proceeds from the sale of our Series A convertible preferred shares in the amount of RMB54.5 million in September 2006, partly offset by repayment of loans from related parties in the amount of RMB13.0 million. In addition, in 2006, we issued 10,000,000 shares of our Series A convertible preferred shares to two founding shareholders for nominal consideration, and these shareholders immediately sold all of these shares at a price of US$0.1 per share. One of the founding shareholders is controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer. With respect to the shares issued to such shareholder, we recorded a one-time share-based compensation charge. See “—Share-based Compensation Expenses.” With respect to shares issued to the other shareholder, whose shareholders have never had any employment or business relationship with us, the transaction has been accounted for as a return of capital to this shareholder in the amount of RMB4.0 million. This transaction is reflected in our consolidated statement of cash flows for the year ended December 31, 2006 as a non-cash financing activity. Net cash provided by financing activities in 2005 was primarily attributable to loans from related parties.

Capital Expenditures

We incurred capital expenditures of RMB112.0 million (US$15.4 million) in 2007. Our capital expenditures in 2007 were used primarily to purchase servers, computer equipment and office premises for the further expansion of our operations. We purchased office premises with an area of approximately 2,700 square meters in January 2008 at a purchase price of approximately RMB31.6 million (US$4.3 million). In March 2008, we entered into an agreement for the purchase of the premises with an area of approximately 55,000 square meters in Beijing at the aggregate purchase consideration of approximately RMB700.0 million (US$96.0 million). We have used our existing cash to pay RMB135.0 million (US$18.5 million) of the consideration as of March 31, 2008, and plan to use our current cash and cash equivalents to pay the remaining consideration. We believe that our current cash and cash equivalents, of which RMB1,008.2 million was net proceeds from our initial public offering, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

We incurred capital expenditures of RMB2.5 million and RMB11.6 million in 2005 and 2006, respectively. Our capital expenditures have been used primarily to purchase servers and other computer equipment for the operation of our online games and to obtain licenses of copyrights of the TV drama series “ ,” on which our game Legend of Martial Arts is based, and the Internet novel “Zhu Xian,” based on which we developed a game with the same name.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. We intend to maintain and strengthen our internal game development capabilities and license more of our games to leading game operators in more countries and regions.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or off-balance arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangement and Aggregate Contractual Obligations”, except for PW Network’s guarantee of the obligations of an unrelated party, Beijing Aoshi Lianheng Technology Co., Ltd., or Beijing Aoshi, for an aggregate rental fee of RMB1.8 million (US$0.2 million) under a server lease agreement for the benefit of the lessor, Shanghai Mengchi Network Technology Co., Ltd. PW Network provided the guarantee with respect to the rental payment as the servers rented by Beijing Aoshi were subleased to PW Network. This guarantee has been terminated. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Operating lease obligations	73,115	58,023	10,212	4,880	—
Other long-term liabilities	19,366	—	19,366	—	—
Total	92,481	58,023	29,578	4,880	—

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2007.

G.	Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development and launch of additional 3D MMORPGs, online casual games or other online games;

•	our various initiatives to implement our business strategies;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the regulatory environment in China relating to the Internet and Internet content providers, including online game developers and operators.

These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information—Risk Factors.” We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

H.	Recent Accounting Pronouncements

Standards Implemented

In July 2006, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation No.48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which became effective on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 did not result in any adjustment to our opening balance of the retained earnings as of January 1, 2007. The adoption of FIN 48 did not have any impact on our financial statements for the year ended December 31, 2007.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, codified as SAB Topic 1.N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 describes the approach that should be used to quantify the materiality of a misstatement and provides guidance for correcting prior-year errors. We early adopted SAB No. 108 in the third quarter of 2006 and, accordingly, follow SAB No. 108 requirements when quantifying financial statement misstatements. The adoption of SAB No. 108 did not require any adjustments to our consolidated financial statements.

In the first quarter of 2006, we adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this statement did not affect our consolidated financial statements in fiscal year 2006. Its effects on future periods will depend on the nature and significance of any future accounting changes subject to this statement.

We have early adopted the provisions of EITF 06-3 in 2006 and presented value-added taxes on a gross basis. In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (“EITF 06-3”). EITF 06-3 includes any tax assessed by a government authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company is required to disclose the amounts of such taxes in its interim and annual financial statements for each period for which an income statement is presented, if the amounts are significant.

Recently Issued Accounting Standards

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110, codified as SAB Topic 14, “Share-based payment.” SAB No. 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004 and SAB No. 107 beyond December 31, 2007). The adoption of SAB No. 110 did not require any adjustments to our consolidated financial statements for the year ended 2007.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any new equity investments subject to this statement.

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any new equity investments subject to this statement.

In February 2007, the FASB issued FAS 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. FAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using fair value option. FAS 159 is effective for financial statements issued for fiscal year beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 159 on our financial position or results of operations.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 157 on our financial position or results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	36	Founder, Chairman and Chief Executive Officer
Ge Song	40	Director
Daniel Dong Yang	36	Director
Louis T. Hsieh	43	Independent Director
Bing Xiang	45	Independent Director
Kelvin Wing Kee Lau	43	Chief Financial Officer
Di He	34	Chief Technology Officer
Qing Li	34	Chief Design Officer
Qi Zhu	35	Senior Vice President
Davis Jian Li	38	Senior Vice President
Alan Ming Chen	47	Senior Vice President
Bill Weizheng Wang	38	Vice President
Robert Hong Xiao	42	Vice President

Biographical Information

Mr. Michael Yufeng Chi is our founder, chairman and chief executive officer. Prior to founding our company, Mr. Chi founded Beijing Golden Human Co., Ltd., a leading Chinese education software company in 1996, and has served as the chairman since its inception. From 2003 to 2004, Mr. Chi also served as a vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology company listed on the Shenzhen Stock Exchange. In 2008, Mr. Chi was named one of the “Most Influential Individuals in the Chinese Game Industry in 2007” at the 2007 China Game Industry Conference. In 2007, Mr. Chi was named one of the “Outstanding Entrepreneurs of the Chinese e-Game Industry” at the 2007 Annual Conference of Chinese e-Game Industry. In 2002, Mr. Chi was also named one of the “Outstanding Young Entrepreneurs in Beijing” by the Beijing Youth Federation and the Beijing Young Entrepreneur Association, and one of the “Outstanding Private Entrepreneurs” by the All-China Association of Industry & Commerce and the China Non-Governmental Science Technology Entrepreneurs Association. In 2001, Mr. Chi was named one of the “Outstanding Young Persons of China’s Software Industry” by the Ministry of Information Industry and the All-China Youth Federation. Mr. Chi received his bachelor’s degree in chemistry from Tsinghua University in 1993 and his MBA degree from China-Europe International Business School in 2004.

Mr. Ge Song has been a director of our company since September 2006. Mr. Song has been the president of Unisplendour Communication Co., Ltd., an electronic product development and sales company, since 2002. Mr. Song has served as the president of Unismedia Co., Ltd., a media company, since 2006 and served as a director and the general manager of that company from 2004 to 2006. He also served as a director of NetStar Technology and Development Co., Ltd., a mobile phone sales company, from 2001 to 2005. From 2001 to 2002, Mr. Song was the general manager of another mobile phone sales company. Mr. Song received his bachelor’s degree in thermal engineering from Tsinghua University in 1990 and his EMBA degree from Tsinghua University in 2005.

Mr. Daniel Dong Yang has been appointed by SAIF Partners, a holder of Class A and Class B ordinary shares, as a director of our company since September 2006. Mr. Yang has been a partner of SAIF Partners, an Asian private equity firm, since 2004 and served as a director from 2001 to 2004. He currently serves as a director of several companies, such as MainOne Information Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd. From 2000 to 2001, he served as an investment officer and director of Softbank China Venture Capital, a venture capital firm in China. Mr. Yang received his bachelor’s degree in computer science from Tsinghua University in 1995, and his master degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

Mr. Louis T. Hsieh has served as our independent director since July 25, 2007. Since 2005, Mr. Hsieh has served as the chief financial officer of New Oriental Education & Technology Group Inc., a China-based private education company listed on the New York Stock Exchange, and has served as a director of this company since 2007. Mr. Hsieh has also served as an independent director of China Digital TV Holding Co., Ltd., a company listed on the New York Stock Exchange, and LDK Solar Co., Ltd., a company listed on the New York Stock Exchange, since October 2007 and May 2007, respectively. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was a managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh holds a B.S. degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Dr. Bing Xiang has served as our independent director since July 25, 2007. Dr. Xiang has served as an independent director of Huicong International Information since 2002, and has served as an independent director of Dan Form Holdings Company Limited and E Fund Management Co., Ltd. since 2001. Dr. Xiang is a professor of accounting and Dean at the Cheung Kong Graduate School of Business since 2002. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He has also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China-Europe International Business School. Dr. Xiang received his bachelor’s degree from Xi’an University of Transportation in 1983 and a Ph.D. degree in accounting from University of Alberta in 1991.

Mr. Kelvin Wing Kee Lau has been our chief financial officer since March 2007. Prior to joining us, Mr. Lau was the chief financial officer of Beijing Media Corporation Limited, a company listed on the Stock Exchange of Hong Kong Limited, from 2004 to 2007. From 2000 to 2004, Mr. Lau was a group finance director of Shanghai Ogilvy & Mather Advertising Limited Beijing Branch. He worked for PricewaterhouseCoopers Beijing office as an audit senior manager in 2000 and an audit manager from 1996 to 1999. Mr. Lau received his bachelor’s degree in business administration from Hong Kong Baptist University in 1990. He is a member of Association of Chartered Certified Public Accountants and Hong Kong Institution of Certified Public Accountants.

Mr. Di He has been our chief technology officer since February 2006 and he has been in charge of research and development of our Angelica 3D game engine and our game development. Prior to joining us, Mr. He served as the chief technology officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was involved in the programming of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma”. From 2004 to 2006, he was seconded to our company and was involved in the development of our game engine and online games. From 1998 to 2001, Mr. He worked part-time with Beijing Golden Human Co., Ltd. and was in charge of development of PC games such as “Honor & Freedom I” and “Honor & Freedom II.” Mr. He received his bachelor’s and master’s degrees in automation from Tsinghua University in 1998 and 2001, respectively.

Mr. Qing Li has been our chief design officer since February 2006. Prior to joining us, Mr. Li served as the chief design officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the design of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” From 2004 to 2006, he was seconded to our company and in charge of game design. When working with Beijing Golden Human Co., Ltd. from 1998 to 2001, Mr. Li was in charge of design of several PC games such as “Honor & Freedom I” and “Honor & Freedom II”. Mr. Li received his bachelor’s degree in engineering physics and master’s degree of Institute of Nuclear Technology from Tsinghua University in 1998 and 2000, respectively.

Mr. Qi Zhu is our senior vice president in charge of operations and has been with us since November 2004. Prior to joining us, he served as the vice president of Beijing Qianxiang Tiancheng Technology Co. Ltd., a company engaged in development and services of Internet products in 2004. From 2003 to 2004, Mr. Zhu was the deputy general manager of Beijing CIMO Technology Co. Ltd., an Internet entertainment company. Before that, he was a marketing director of Beijing Globallink Computer Technology Co., Ltd., a Chinese online game developer and operator, from 2000 to 2003. Mr. Zhu was a branch manager of Lenovo (Beijing) Co. Ltd., a computer company in China, from 1998 to 2000. Mr. Zhu received his bachelor’s degree in metal forming from University of Science and Technology Beijing in 1995 and his master’s degree in business economics from University of Science & Technology Beijing in 1998. He is pursuing his EMBA degree from Cheung Kong Graduate School of Business in China.

Mr. Davis Jian Li is our senior vice president in charge of our business development and general manager of our Shanghai office, and has been with us since June 2006. Prior to joining us, Mr. Li served as the president of Beijing Unismobile Communication Technology Co., Ltd., a Chinese company specialized in developing mobile phone technology, from 2003 to 2006. Mr. Li studied in Seneca College in Canada from 2001 to 2002. From 1996 to 2001, Mr. Li held various management positions with Motorola (China) Electronics Ltd., first as a technical supervisor responsible for the service center and the paging subscriber division, subsequently as a project supervisor in charge of the retail marketing department, and finally as a manager in the personal communication sector. Mr. Li received his bachelor’s degree in Electronic Engineering from Harbin Engineering University in China in 1992 and is pursuing his EMBA degree from Cheung Kong Graduate School of Business in China.

Mr. Alan Ming Chen is our senior vice president and chief executive officer of PW USA and has been with us since January 2008. Prior to joining us, Mr. Chen served as chief technology officer of The9 Limited, a leading online game operator in China, where he led game development and technical operations, from 2006 to 2007. Prior to that, Mr. Chen was executive vice president of Hewlett-Packard (China) Ltd., where he was in charge of the company’s server and storage business. He also served as vice president of professional services, greater China, at Lucent Technologies (China) Ltd., and general manager of carrier packet solutions at Nortel Networks (China) Ltd. Mr. Chen received both his Bachelor’s degree and Master’s degree in telecommunications engineering from the Beijing University of Posts and Telecommunications in 1982 and 1987, respectively. He received his Ph.D. degree in 1992 in electrical engineering from the University of Ottawa.

Mr. Bill Weizheng Wang has been our vice president in charge of our overseas business since April 2007. Prior to joining us, Mr. Wang served as a business development executive at Turbine, Inc., a publisher and developer of interactive entertainment from 2005 until he joined us. From 2004 to 2005, Mr. Wang served as a senior analyst in the business development department of Avery Dennison Corporation, a company listed on the New York Stock Exchange primarily engaging in the office automation and self-adhesive materials business. From 2001 to 2002, Mr. Wang served as a product manager in Teradyne Inc., a company listed on the New York Stock Exchange primarily engaging in automatic test equipment business. Mr. Wang received his bachelor’s degree in automation from Beijing University of Technology in China in 1993. Mr. Wang received his MBA degree from Pennsylvania State University in 2001 and received his master’s degree in finance from Boston College in 2004.

Mr. Robert Hong Xiao has been our vice president in charge of our human resources since May 2008. Prior to joining us, Mr. Xiao worked with Dell (China) Company Limited from 2005 to 2008, first serving as the director of the learning and development department and then as the director of the talent management department. From 2003 to 2005, Mr. Xiao served as the director of people and organizational development department in Philips (China) Investment Co., Ltd. From 2001 to 2003, Mr. Xiao worked with Cisco Systems Hong Kong Ltd., first as the manager of the career and leadership development and then as the manager of the leadership and human resources development department. Prior to that, Mr. Xiao served as the manager of the organizational effectiveness department in Cisco Systems (China) Networking Technologies Co., Ltd. from 2000 to 2001. Mr. Xiao received his bachelor’s degree in physics in 1989 from Tsinghua University, and received his master’s degree in science and his Ph.D. degree in engineering from University of Southern Californian, in 1991 and 1995, respectively.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2007, we paid an aggregate of approximately RMB9.6 million (US$1.3 million) and approximately RMB0.1 million (US$16.6 thousand) in cash compensation to our senior executive officers and non-executive directors, respectively. For the fiscal year ended December 31, 2007, we paid an aggregate of approximately RMB197,000 (approximately US$27,000) for pension and other social insurance contribution for our senior executive officers. For option grants to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that cause material damage to us, or a conviction of a crime. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if we terminate his or her employment without any of the above causes.

Share Incentive Plan

We have adopted a share incentive plan, to motivate, attract and retain employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 32,145,000 Class B ordinary shares upon exercise of awards granted under our share incentive plan. As of the date of this annual report, options to purchase 18,560,920 Class B ordinary shares and 3,364,975 restricted shares are granted. The following table summarizes, as of date of this annual report, the outstanding options and restricted shares that we granted to several of our directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Qing Li	1,607,000		0.1	September 6, 2006	*
	165,000	(1)	—	February 21, 2008	—

Kelvin Wing Kee Lau	1,800,665		0.1	March 1, 2007	*
	150,000	(1)	—	February 21, 2008	—

Qi Zhu	1,200,000		0.1	September 6, 2006	*
	300,000		0.6	April 20, 2007	*
	150,000	(1)	—	February 21, 2008	—

Davis Jian Li	400,000		0.1	September 6, 2006	*
	200,000		0.6	April 20, 2007	*
	800,000		3.2	October 22, 2007	*
	150,000	(1)	—	February 21, 2008	—

Bill Weizheng Wang	542,860		0.6	April 20, 2007	*
	35,000	(1)	—	February 21, 2008	—

Louis T. Hsieh	235,000		0.90	July 25, 2007	*

Bing Xiang	150,000		0.90	July 25, 2007	*

Daniel Dong Yang	75,000		3.6	January 17, 2008	*

Ge Song	75,000		3.6	January 17, 2008	*

Alan Ming Chen	315,000		4.0	February 21, 2008	*

Di He	165,000	(1)	—	February 21, 2008	—

Other individuals as a group	7,022,755		0.1	September and December 6, 2006, March 1, 2007	* *
	1,028,140		0.6	April 20, 2007	*
	900,000		2.0	July 10, 2007	*
	383,500		3.2	October 22, 2007	*
	1,526,000		3.6	January 17, 2008	*
	2,549,975	(1)	—	February 21, 2008	—

(1)	Restricted shares.

*	Earlier of the fifth anniversary of our initial public offering or the termination of the optionee’s services.

Plan Administration. Our board of directors or our compensation committee will administer the share incentive plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under our share incentive plan.

•

Options. Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid in cash, by check, our ordinary shares which have been held by the option holder for such time as may be required to avoid adverse accounting treatment, other property with value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our plan administrator may approve from time to time.

•

Restricted Shares. A restricted share award is the grant of our ordinary shares at a price determined by our plan administrator. A restricted share is nontransferable, unless otherwise determined by our plan administrator at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our plan administrator shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

Termination of the Share Incentive Plan. Unless terminated earlier, the share incentive plan will expire in 2016. Our board of directors has the authority to amend or terminate the share incentive plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

C.	Board Practices

In 2007, our directors met in person or via telecommunication devices three times and passed resolutions by unanimous written consent for 20 times. Every director attended all of the meetings of our board of directors and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 4350 of the Nasdaq Stock Market Marketplace Rules, a majority of the members of each of our board committees will be independent directors during the one-year transition period after our ADSs are listed on the Nasdaq Global Market and all of the committee members will be independent directors thereafter. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.

Audit Committee. Our audit committee consists of Louis T. Hsieh, Bing Xiang and Ge Song. We have determined that Louis T. Hsieh and Bing Xiang satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of Nasdaq Stock Market Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls;

•	annually reviewing and reassessing our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

In 2007, our audit committee held meetings and passed resolutions by unanimous written consent twice.

Compensation Committee. Our compensation committee consists of Louis T. Hsieh and Bing Xiang. We have determined that Louis T. Hsieh and Bing Xiang satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market Marketplace Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2007, our compensation committee did not hold any meeting or passed any resolutions.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D.	Employees

We had 76, 206 and 430 employees as of December 31, 2004, 2005 and 2006, respectively. As of March 31, 2008, we had 1,401 employees, including 603 in research and development, 414 in customer service, 188 in sales and marketing, 92 in network operation, 65 in management and administration and 39 in game website maintenance. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming each share is entitled to one vote, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Yufeng Chi(3)	66,466,870	23.1
Daniel Dong Yang(4)	1,142,858	0.4
Di He(5)	6,603,570	2.3
Qing Li(6)	*	*
Kelvin Wing Kee Lau(6)	*	*
Qi Zhu(6)	*	*
Davis Jian Li(6)	*	*
Bill Weizheng Wang(6)	*	*
Ge Song	—	—
Alan Ming Chen	—	—
Louise T. Hsieh	—	—
Bing Xiang	—	—
Robert Hong Xiao(7)	*	*
All Directors and Executive Officers as a Group(6)	76,014,652	26.3

Principal Shareholders:
SB Asia Investment Fund II L.P.(8)	81,350,003	28.3
Perfect Human Holding Company Limited(9)	66,466,870	23.1
Prosperous World Company Limited(10)	23,302,242	8.1

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 287,688,545 being the number of ordinary shares outstanding as of the date of this annual report, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(3)	Represents 55,042,620 Class A ordinary shares and 11,424,250 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Michael Yufeng Chi. In March 2008, Perfect Human Holding Company Limited deposited 11,424,250 Class B ordinary shares with Citigroup Global Markets Inc. in accordance with a Rule 10b5-1 share trading plan. The business address for Mr. Chi is 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District Beijing 100085, People’s Republic of China.

(4)	Represents 1,142,858 Class A ordinary shares held by Mr. Yang on behalf of the management of SAIF. Mr. Yang disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The mailing address for Mr. Yang is 57C, Tower 2, 14 Tregunter Road, Mid-levels, Hong Kong.

(5)	Represents 4,478,570 Class A ordinary shares and 2,125,000 Class B ordinary shares held by Mr. He. In March 2008, Mr. He entered into a variable prepaid forward contract with Credit Suisse Securities (USA) LLC, pursuant to which he pledged and monetized 2,125,000 Class B ordinary shares held by him. The mailing address for Mr. He is No. 20011201, Human Resource Service Center, B29 Suzhoujie Street, Haidian District, Beijing, People’s Republic of China.

(6)	Represents ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after the date of this annul report.

(7)	Represents ADSs held by Mr. Xiao. The business address for Mr. Xiao is 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 10085, People’s Republic of China.

(8)	Represents 18,857,145 Class A ordinary shares and 61,350,000 Class B ordinary shares held by SAIF and 1,142,858 Class A ordinary shares held by Mr. Daniel Dong Yang on behalf of the management of SAIF. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder.

(9)	Represents 55,042,620 Class A ordinary shares and 11,424,250 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and its sole shareholder is Mr. Michael Yufeng Chi. In March 2008, Perfect Human Holding Company Limited deposited 11,424,250 Class B ordinary shares with Citigroup Global Markets Inc. in accordance with a Rule 10b5-1 sales plan. The address for Perfect Human Holding Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(10)	Represents 23,302,242 Class B ordinary shares held by Prosperous World Company Limited. Prosperous World Company Limited is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Huan Su. The address for Prosperous World Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The mailing address for Mr. Su is 10-1-301 Hejinli, Daqiao Road, Hedong District, Tianjin, People’s Republic of China.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class B ordinary shares are entitled to one vote per share, while holders of Class A ordinary shares are entitled to 10 votes per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Holders of our Class A ordinary shares may choose to convert their Class A ordinary shares into the same number of Class B ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 3D, “Key Information—Risk Factors—Risks Relating to Our ADSs—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6, “Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with PW Network and its Equity Owners

Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games, including Internet content provision, Internet culture operation and Internet publishing licenses. We conduct our online game and Internet content provision businesses in China through PW Software’s contractual arrangements with PW Network, our VIE. PW Software’s relationships with PW Network and its equity owners are governed by the following contractual arrangements entered into in September 2006, as amended and restated in April 2007.

Exclusive Technology Support and Service Agreement. Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network’s online game operations. PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement. PW Network pays to PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until March 9, 2024 or the early termination by PW Software or by either party due to the other party’s insolvency or similar circumstances.

Development Cooperation Agreement. Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network’s operation. PW Network and PW Software jointly owns the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays to PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

Business Operation Agreement. Under the business operation agreement among PW Software, PW Network and the shareholders of PW Network, PW Software provides guidance and advice on PW Network’s daily operations and financial management systems. The shareholders of PW Network must elect the candidates recommended by PW Software as PW Network’s directors, and procure the appointment of PW Network’s senior executives as per PW Software’s designation. Moreover, PW Network and its shareholders agree that without the prior consent of PW Software, PW Network will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of PW Network, including incurrence or assumption of any indebtedness of more than RMB400,000, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. The agreement also provides that if any of the agreements between PW Software and PW Network is terminated, PW Software is entitled to terminate all of the other agreements between itself and PW Network. This agreement is effective until March 9, 2024 or the early termination by PW Software.

Call Option Agreement. Under the call option agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Network’s equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Network for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until March 9, 2024 or the early termination by all parties thereto.

Equity Pledge Agreement. Under the equity pledge agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network pledged all of their equity interests in PW Network to PW Software to guarantee PW Network’s performance of its obligations under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If PW Network or either of its equity owners breaches its respective contractual obligations, PW Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of PW Network agreed not to take any actions that would prejudice PW Software’s interest. This agreement is effective until March 9, 2024.

Power of Attorney. Each equity owner of PW Network has executed a power of attorney to appoint PW Software as its attorney-in-fact to exercise all of its rights as equity owner of PW Network, including voting rights and the rights to transfer any or all of its equity interest in PW Network. The appointment of PW Software as attorney-in-fact will remain effective until the termination of the above business operation agreement or the dissolution of PW Software.

Other Transactions with PW Network

In September 2006, PW Software and PW Network entered into a technology development contract with respect to the cooperative development of Angelica 3D game engine. Under the contract, PW Software made an aggregate payment of RMB9.8 million to PW Network in 2007, and PW Software has obtained all the intellectual property rights developed under the contract.

In September 2006, PW Software and PW Network entered into an asset transfer agreement, pursuant to which PW Network transferred certain fixed assets to PW Software for an aggregate consideration of RMB1.7 million.

In May 2007, Perfect World and PW Network entered into a copyright transfer agreement, as supplemented in May 2007, pursuant to which PW Network transferred to Perfect World the copyright to the Japanese, traditional Chinese, Malaysian, English, Indonesian and Thai versions of Perfect World II game at a price of US$0.2 million.

In June 2007, Perfect World and PW Network entered into a copyright transfer agreement, as supplemented in July 2007, pursuant to which PW Network transferred to Perfect World the copyright to the Vietnamese, Thai, Indonesian, Japanese, traditional Chinese and English versions of Legend of Martial Arts game, and the game’s simplified Chinese version for use in Malaysia and Singapore, at a price of US$0.1 million. This agreement was terminated in August 2007.

Private Placements

In connection with the establishment of Perfect World in June 2006, Perfect World issued 99,097,140 Class A ordinary shares and 49,474,290 Class A ordinary shares at the price of US$0.0001 per share to Perfect Human Holding Company Limited and Prosperous World Company Limited, respectively, through a private placement. The total consideration of US$15,000 was paid in January 2007.

In September 2006, we issued 5,000,000 Series A convertible preferred shares for nominal consideration to each of Perfect Human Holding Company Limited and Prosperous World Company Limited, respectively. Perfect Human Holding Company Limited and Prosperous World Company Limited immediately sold all of their Series A convertible preferred shares to SAIF at a price of US$0.1 per share. With respect to the shares issued to Perfect Human Holding Company Limited, which is controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, we recorded a one-time share-based compensation charge. See Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Operating Expenses—Share-based Compensation Expenses.” With respect to shares issued to Prosperous World Company Limited, whose shareholders have never had any employment or business relationship with us, the transaction has been accounted for as a return of capital to such shareholder in the amount of RMB4.0 million.

In September 2006, we issued and sold 70,000,000 Series A convertible preferred shares to SAIF at a price of US$0.1 per share for an aggregate of US$7,000,000, through a private placement. In connection with this private placement, our then effective memorandum and articles of association provided for performance-related adjustment to conversion ratio, redemption and liquidation preferences with respect to Series A convertible preferred shares. In December 2006, SAIF waived their rights with respect to the above provisions.

In September 2006, in consideration of SAIF’s investment into our company, we issued, to Mr. Daniel Dong Yang, 5,714,290 Class A ordinary shares, which he holds on behalf of the management of SAIF.

Other Transactions with Certain Directors, Shareholders and Affiliates

In 2005 and 2006, we leased from Human Edu-Tech Co., Ltd., a company controlled by Mr. Michael Yufeng Chi, company office premises of 1,200 square meters for two years. We made installment rental payments in the aggregate of RMB2.6 million. We leased additional office premises of 660.34 square meters from Human Edu-Tech Co., Ltd. from April to December 2006, and made installment rental payments in the aggregate of RMB0.3 million.

We used the services of the employees of Human Edu-Tech Co., Ltd. in 2005 and 2006, and paid Human Edu-Tech Co., Ltd. RMB0.6 million for the reimbursement of salary and benefit expenses.

In 2005, Beijing Human Online Co., Ltd., a company controlled by Mr. Michael Yufeng Chi, and Beijing Jiuzhou Tianyuan Investment Management Co. Ltd., a shareholder of our company, made certain cash advances to us, in the amounts of RMB2.0 million, and RMB7.0 million, respectively. These unsecured and interest-free cash advances were made to meet our temporary liquidity needs, and were fully repaid in 2006.

In 2006, Unisplendour Communication Co., Ltd., a company in which one of our directors, Mr. Ge Song, is the general manager, made certain cash advances to us, in the amount of RMB1.0 million. These unsecured and interest-free cash advances were made to meet our temporary liquidity needs, and were fully repaid in 2006.

From 2004 to 2006, we entered into three technology development contracts with E-Pie Entertainment and Technology Co., Ltd., or E-Pie, a company, of which Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer is a principal equity owner. Under these contracts, E-Pie seconded its game development employees to us, and we made installment payments in the aggregate of RMB5.8 million from 2004 to 2006.

In September 2006, Perfect Human Holding Company Limited and Prosperous World Company Limited transferred to Mr. Di He, one of our executives, 4,591,350 Class A ordinary shares and 2,337,220 Class A ordinary shares, respectively. These ordinary shares are subject to transfer restrictions with a four-year vesting period from the date of the transfer.

Shareholders Agreement

In connection with our Series A convertible preferred shares private placement in September 2006, we and our shareholders entered into a shareholders agreement, amended by a supplementary agreement in December 2006. Under the shareholders agreement, our board of directors comprises of three directors, including one director designated by the holders of our Series A convertible preferred shares so long as SAIF holds any Series A convertible preferred shares. The holders of Series A convertible preferred shares have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions including our issuance of securities in connection with our initial public offering. Under this shareholders agreement, holders of our Series A convertible preferred shares and ordinary shares converted from our Series A convertible preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. Except for the registration rights, the shareholders rights under the shareholders agreement will terminate automatically upon the closing of our initial public offering.

Under the shareholders agreement, 75% of the ordinary shares held by our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, were subjected to restrictions with a 36-month vesting period, which restrictions were eliminated when the shareholders agreement was amended in December 2006.

Employment Agreements

See Item 6, “Directors, Senior Management and Employees—Directors and Senior Management.” for a description of the employment agreements we have entered into with our senior executive officers.

Stock Option Grants

See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

From November 15, 2004 to February 28, 2007, our chief financial officer, Kelvin Wing Kee Lau, previously was the chief financial officer of Beijing Media Corporation Limited, or BYDM, a PRC company listed on the Hong Kong Stock Exchange. In October 2005, BYDM publicly announced that PRC governmental authorities had detained six of its employees and made formal allegations of bribery against four of the employees, who were employees in BYDM’s advertising department, and formal allegations of bribery and corruption against the remaining two employees, who were vice presidents of BYDM. The allegations against the two vice presidents related to their conduct while acting as officers of two subsidiaries of BYDM’s parent company, which were among the agents of BYDM to and through which BYDM sold advertising spaces. The six employees did not include Mr. Lau and Mr. Lau’s name was not mentioned in any of BYDM’s public announcements relating to this matter. According to publicly available information, three of the six individuals were subsequently convicted of bribery, and we are not aware of any publicly available information regarding the status of the charges against the remaining three individuals. BYDM also announced that it had appointed an independent consultant to conduct an investigation of this matter. In December 2006, BYDM announced the results of the independent investigation, which included the following: the relevant incidents had no material impact on BYDM’s financial statements during the relevant periods; the independent consultant made recommendations to the BYDM audit committee regarding improvements in BYDM’s internal controls and certain other matters; and BYDM’s management and audit committee established a comprehensive internal control system and implemented various improvements in BYDM’s internal controls. Mr. Lau was not and is not subject to any legal or regulatory charges or proceedings in connection with this matter. Based on publicly available information, no legal or regulatory charges or proceedings were initiated against BYDM in connection with this matter.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from PW Software, our subsidiary in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Pursuant to the New EIT Law and the Implementing Rules which are effective as of January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Perfect Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New EIT Law and the Implementing Rules, if Perfect Hong Kong is regarded as a resident enterprise, the dividends payable to Perfect Hong Kong from PW Software will be exempt from the PRC income tax. If Perfect Hong Kong is regarded as a non-resident enterprise and therefore is subject to a 5% withholding tax for any dividends payable to it from PW Software, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced. Under the New EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income and the dividends paid to our shareholders by us may be subject to PRC witholding tax. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and ability to pay dividends.

Our Board of Directors has determined that we have no present plan to declare and pay any dividend on our shares in the foreseeable future. Moreover, our PRC subsidiary and VIE have decided not to distribute any dividends from the undistributed earnings for the year ended December 31, 2007. We plan to continue to reinvest our undistributed earnings in our operations in China and overseas markets in the foreseeable future; accordingly, no provision for PRC foreign withholding taxes has been made.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing five of our Class B ordinary shares, have been listed on the Nasdaq Global Market since July 26, 2007. Our ADSs trade under the symbol “PWRD.”

For the period from July 26, 2007 to May 15, 2008 the trading price of our ADSs on the Nasdaq Global Market has ranged from US$17.40 to US$37.00 per ADS. For the year ended December 31, 2007, the trading price ranged from US$17.40 to US$37.00 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the third quarter of 2007 from July 26, 2007 through September 30, 2007, the last quarter of 2007 and the first quarter of 2008, and (2) each of the past six months of our ADSs’ trading history since our initial public offering.

	Trading Price
	High	Low
	US$	US$
Quarterly High and Low
Third Quarter 2007 (from July 26)	30.50	17.40
Fourth Quarter 2007	37.00	19.13
First Quarter 2008	31.34	18.81
Monthly Highs and Lows
November 2007	34.99	19.13
December 2007	31.99	23.81
January 2008	31.34	18.81
February 2008	30.00	21.80
March 2008	27.97	21.01
April 2008	29.00	23.06
May 2008 (through May 15)	31.85	29.69

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing five of our Class B ordinary shares, have been listed on the Nasdaq Global Market since July 26, 2007 and have been trading under the symbol “PWRD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-144282) originally filed with the SEC on July 2, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on June 29, 2007.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar by the end of 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below. The gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, under the currently law, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a “passive foreign investment company” (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market (but not our ordinary shares), are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, such as an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2007, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2008 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status may be determined in large part based on the market price of our ADSs and shares, which price is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Moreover, it is not entirely clear how our contractual arrangements between us and PW Network will be treated for purposes of the PFIC rules because there are uncertainties in U.S. tax law regarding the treatment of VIEs for such purposes. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election (as discussed below) with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us except that the lower applicable capital gains rate discussed above under “Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on Nasdaq Global Market and, consequently, if you are a U.S. Holder of ADSs and the ADSs are regularly traded on the NASDAQ Global Market, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a U.S. Holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC.

However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-144282, as amended) and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-144296) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4, “Information on the Company—Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. In 2007, we generated more revenues in foreign currency from licensing our games to overseas licensees. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. We recorded a net foreign currency transaction loss of approximately RMB6.8 million (US$0.9million) in 2007 principally due to a foreign currency loss on the U.S. dollar proceeds from our initial public offering in July 2007 resulting from the RMB appreciation. We recorded a net foreign currency transaction loss of approximately RMB0.8 million in 2006 principally due to a foreign currency loss on the U.S. dollar proceeds from the issuance of our Series A convertible preferred shares resulting from the RMB appreciation. We may experience additional foreign exchange losses in the future to the extent we hold the proceeds of our initial public offering in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar by the end of 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from the initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. For the year ended December 31, 2007, we have recorded RMB31.8 million of foreign translation losses in other comprehensive income. If the exchange rate of RMB against the U.S. dollar is 10% higher than those we used in our financial statements, our foreign currency translation loss in our comprehensive income would have been increased by approximately RMB70.3 million.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be different from expectations due to changes in market interest rates.

Inflation

In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index, or CPI in China was 3.9%, 1.8%, 1.5% and 4.8% in 2004, 2005, 2006 and 2007, respectively. According to figures released by the National Bureau of Statistics recently, China’s CPI rose 7.1 % in January 2008 compared to the same period in 2007.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

Internal Control over Financial Reporting

Prior to our initial public offering in July 2007, we were a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. During the course of the preparation and external audit of our consolidated financial statements for the period ended December 31, 2004 and the years ended December 31, 2005 and 2006, we and our independent registered public accounting firm noted a material weakness and a significant deficiency in our internal control over financial reporting. The material weakness observed was our lack of sufficient competent staff to perform period end reporting procedures, to address complex U.S. GAAP accounting issues, and to prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness resulted in material audit adjustments to our financial statements and corrections to the footnote disclosures. The significant deficiency observed is that we lacked adequate control over program development and program change within our revenue billing and recognition systems. As a result, it was possible for erroneous code to be distributed to the revenue billing and recognition systems, which could have negatively impacted management’s ability to properly initiate and record basic transactional data that are relied upon in generating revenue figures.

Following the identification of the material weakness and the significant deficiency, we have undertaken certain remedial steps to address them:

•

we have significantly expanded our accounting and finance team. In March 2007, we appointed a new chief financial officer, who has extensive financial reporting experience, to lead our company’s accounting and financial reporting department. We also hired new accounting staff, including a financial controller with U.S. GAAP expertise and an internal audit director with relevant knowledge and experience in compliance with Section 404 of the Sarbanes-Oxley Act. Our general plan for hiring and training of accounting and finance personnel is intended to ensure that we will have sufficient personnel with knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements;

•

we have appointed two independent directors to our board and have established an audit committee and a compensation committee within our board in July 2007. Our audit committee consists of two independent directors and one non-management director. The audit committee is responsible for overseeing the accounting and financial reporting processes as well as audits of the financial statements of our company. The audit committee has reviewed and approved the “Internal Audit Charter” in November 2007;

•

we have engaged an external internal control consultant other than our independent registered public accounting firm, to supplement our existing internal control team to provide us Section 404 readiness service. We have formed a steering committee that composed of our senior management to monitor and control the Section 404 compliance process. The on-going initiatives that have been taken include: a preliminary risk assessment with regard to the requirements of Section 404 of the Sarbanes-Oxley Act; a root cause analysis of identified internal control deficiencies; establishment and updating a set of standardized internal control policies and procedures in all business cycles;

•

We have established formal policies and procedures in relation to program development and program change to manage the whole system development life cycle for all applicable IT system. Based on risk analysis and assessment, we have implemented a set of system controls and application controls within the program development and change processes including initialization, design, coding, testing, and data conversion. To effectively monitor the source code of all programs including those critical programs related to revenue billing and recognition, we introduced the process that requires any significant program changes must be approved by the system owner and end-users after appropriate user test. For those scripts that may have significant financial impact, specific facilities are used to track the change trails while the change logs must be regularly reviewed by separate management personnel;

•	additionally, we have performed proper communication and training to ensure policies and procedures are consistently implemented and can be monitored effectively.

We cannot yet conclude that the implementation of above measures can fully address the deficiencies in our internal control over financial reporting. However, in connection with our preparation of the financial statements for the year ended December 31, 2007, we have not noted any material weakness in internal control over financial reporting.

However, additional measures still need to be taken to improve our internal control over financial reporting. We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statement for the year ended December 31, 2007, identified certain adjustments, which were not material, to our consolidated financial statements and certain modification that were needed to be made to the footnote disclosures. As our business continues to expand rapidly, we will need to hire additional competent staff to address the increasing period end reporting requirements, and to prepare and review financial statements and related disclosures under US GAAP. In addition, we should ensure our accounting and financial reporting staff have adequate training to keep up with the rapid growth and expansion of our business and to keep up with our reporting requirements.

The process of implementing effective controls over financial reporting on various processes is a continuous effort that requires us to anticipate and react to changes in our business and regulatory environments and to expend related resources to maintain control effectiveness that is adequate to support our financial reporting. In 2008, we will continue improvement of our internal controls and prepare for compliance with Section 404 of the Sarbanes-Oxley Act in time. We believe that as we prepare for compliance with Section 404 of the Sarbanes-Oxley Act and after the effectiveness of the same, we may identify additional deficiencies in our system of internal control over financial reporting, and, if so, will take correcting actions accordingly.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control

Except for the matters described above to improve our internal control over financial reporting, there were no further changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Louis T. Hsieh, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, and any other persons who perform similar functions for us. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2006	2007
Audit fees(1)	US$430,639	US$816,537
Audit-related fees(2)	Nil	US$563,041
Tax fees	Nil	Nil
All other fees	Nil	Nil

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2004, 2005, 2006 and 2007.

We engaged PricewaterhouseCoopers Zhong Tian CPAs Limited Company in 2006. Accordingly, there were no fees billed to us by PricewaterhouseCoopers Zhong Tian CPAs Limited Company prior to 2006.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Perfect World and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 11, 2007).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

4.1	Shareholders Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.2	Supplementary Agreement to Shareholders Agreement among the Registrant and other parties thereto dated as of December 4, 2006 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.3	Series A Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.4	Right of First Refusal and Co-sale Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.5	Share Incentive Plan dated as of September 6, 2006 (English Translation), as supplemented on January 15, 2007 and amended on June 19, 2007, including form of Share Option Award Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.6	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.7	English Translation of Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.8	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Network and its Founders (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.9	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Software and a Senior Executive Officer (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.10	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Network dated as of April 4, 2007 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.11	English Translation of Development Cooperation Agreement between PW Network and PW Software dated as of April 4, 2007 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.12	English Translation of Business Operation Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.13	English Translation of Call Option Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.14	English Translation of Equity Pledge Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.15	English Translation of Power of Attorney signed by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.16	English Translation of Asset Transfer Agreement between PW Software and PW Network dated as of September 26, 2006 (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.17	English Translation of Technology Development Contract between PW Software and PW Network dated as of September 10, 2006 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.18	English Translation of Copyright Transfer Agreement between the Registrant and PW Network dated as of May 24, 2007, as supplemented May 30, 2007(incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.19	English Translation of Technology Development Contract between PW Network and E-Pie Entertainment and Technology Co., Ltd. dated as of April 20, 2004 (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.20	English Translation Technology Development Contract between PW Network and E-Pie Entertainment and Technology Co., Ltd. dated as of July 15, 2005 (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.21	English Translation of Technology Development Contract between PW Network and E-Pie Entertainment and Technology Co., Ltd. dated as of January 1, 2006, as supplemented on April 4, 2007 (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.22	English Translation of Premises Lease Contract between PW Network and Beijing Human Edu-Tech Co., Ltd. dated as of January 1, 2005 (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.23	English Translation of Premises Lease Contract between PW Network and Beijing Human Edu-Tech Co., Ltd. dated as of January 1, 2006, as supplemented on April 13, 2006 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.24	English Translation of Premise Lease Contract Termination Agreement between PW Network and Beijing Human Edu. Tech Co., Ltd. dated as of August 31, 2006 (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.25	English Translation of Premises Lease Contract between PW Software and Beijing Human Edu-Tech Co., Ltd. dated as of September 1, 2006 (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.26	English Translation of Premise Lease Contract Termination Agreement between PW Software and Beijing Human Edu-Tech Co., Ltd. dated as of December 31, 2006 (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.27	English Translation of Huakong Building Lease Agreement between PW Software and Beijing Huakong Technology Co., Ltd. dated as of October 25, 2006 (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.28	English Translation of Huakong Building Lease Agreement between PW Network and Beijing Huakong Technology Co., Ltd. dated as of October 25, 2006 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.29	English Translation of Copyright Transfer Agreement between the Registrant and PW Network dated as of June 1, 2007, as supplemented on July 2, 2007 (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.30*	English Translation of Copyright Transfer Agreement Termination Agreement between the Registrant and PW Network dated as of August 26, 2007.

4.31*	English Translation of Supplementary Agreement to the Development Cooperation Agreement between PW Network and PW Software dated as of April 1, 2008.

4.32*	English Translation of Letter of Intent about the Transfer of No. 6-9 Buildings and No. 1 Garage of Area F of Jiaming Park as a Whole between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software dated as of February 29, 2008 and its Supplementary Agreement dated as of March 19, 2008.

4.33*	English Translation of Use Agreement of Civil Air Defense Parking Spaces of No. 1 Garage of Area F of Jiaming Tongcheng between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software dated as of March 25, 2008.

4.34*	English Translation of Transfer Agreement of Several Houses of No. 1 Garage and Non-flammable Goods Storeroom of No. 8 Building of Area F of Jiaming Tongcheng between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software dated as of March 25, 2008.

4.35*	English Translation of Form of Beijing Municipal Purchase & Sale Contract for Completed Commercial Housing between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software and its Supplementary Agreement.

4.36*	English Translation of Form of Beijing Municipal Presale Contract for Commercial Housing between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software and its Supplementary Agreement.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of King & Wood.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFECT WORLD CO., LTD.

By	/s/ Michael Yufeng Chi
Name:	Michael Yufeng Chi
Title:	Chairman and Chief Executive Officer

Date: May 16, 2008

Perfect World Co., Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders:

of Perfect World Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

May 16, 2008

Perfect World Co., Ltd.

Consolidated Balance Sheets as of December 31, 2006 and December 31, 2007

	Notes	December 31, 2006	December 31, 2007	December 31, 2007
		RMB	RMB	USD(Note 2(e))
Assets
Current assets
Cash and cash equivalents	2(f)	101,356,892	1,496,032,993	205,087,735
Accounts receivable	4, 2(g)	5,570,756	16,796,527	2,302,597
Prepayments and other assets	5	6,700,732	22,112,949	3,031,413
Deferred tax assets	14(d)	237,639	731,142	100,231

Total current assets		113,866,019	1,535,673,611	210,521,976

Non current assets
Property, equipment, and software, net	6, 2(h)	10,578,722	107,331,206	14,713,787
Intangible assets, net	7, 2(i)	2,740,165	1,723,048	236,209
Prepayments and other assets	8	344,955	20,283,302	2,780,592
Deferred tax assets	14(d)	—	730,180	100,099

Total assets		127,529,861	1,665,741,347	228,352,663

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		6,746,791	23,464,378	3,216,678
Advances from customers	2(k)	20,449,444	49,672,384	6,809,473
Salary and welfare payable		10,175,358	30,901,115	4,236,163
Taxes payable		5,330,698	13,374,892	1,833,533
Accrued expenses and other liabilities	9	7,224,240	14,175,638	1,943,306
Due to related parties	19	126,900	—	—
Deferred revenues	2(l)	32,976,470	123,310,935	16,904,414
Deferred government grants	2(n)	1,000,000	1,100,000	150,796

Total current liabilities		84,029,901	255,999,342	35,094,363
Deferred revenues	2(l)	—	19,365,787	2,654,811

Total liabilities		84,029,901	275,365,129	37,749,174

Commitments	20
Shareholders’ Equity
Series A convertible preferred shares (US$0.0001 par value, 80,000,000 shares authorized, issued and outstanding as of December 31, 2006; none authorized, issued and outstanding as of December 31, 2007)	12	61,796,533	—	—
Ordinary shares (US$0.0001 par value, 9,920,000,000 shares authorized, 154,285,720 Class A ordinary shares issued and outstanding as of December 31, 2006; 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007)	11	123,400	221,081	30,307
Additional paid-in capital		45,898,257	1,124,169,036	154,109,757
Receivables from shareholders		(126,808)	—	—
Statutory reserves	2(r)	160,698	29,919,175	4,101,551
Accumulated other comprehensive loss	2(y)	—	(31,771,062)	(4,355,422)
(Accumulated deficit)/retained earnings		(64,352,120)	267,837,988	36,717,296

Total Shareholders’ Equity		43,499,960	1,390,376,218	190,603,489

Total Liabilities and Shareholders’ Equity		127,529,861	1,665,741,347	228,352,663

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007

		For the years ended December 31,
	Notes	2005	2006	2007	2007
		RMB	RMB	RMB	USD(Note 2(e))
Revenues
Online game operation revenues		—	98,391,877	615,740,988	84,410,521
Overseas licensing revenues		—	1,013,592	73,382,626	10,059,856

Total Revenues	2(k)	—	99,405,469	689,123,614	94,470,377
Cost of revenues	2(m)	—	(24,603,593)	(118,982,981)	(16,311,104)

Gross profit		—	74,801,876	570,140,633	78,159,273
Operating expenses
Research and development expenses		(15,151,143)	(18,889,338)	(54,167,063)	(7,425,639)
Sales and marketing expenses	2(s)	(12,903,910)	(37,496,069)	(129,940,811)	(17,813,288)
General and administrative expenses		(1,508,323)	(45,867,344)	(35,783,802)	(4,905,519)

Total operating expenses		(29,563,376)	(102,252,751)	(219,891,676)	(30,144,446)

Operating (loss) / profit		(29,563,376)	(27,450,875)	350,248,957	48,014,827

Other income/(expenses)
Interest income		13,578	320,525	24,968,787	3,422,914
Others, net	10	115,175	(611,945)	(1,681,718)	(230,543)

Total other income/(expenses)		128,753	(291,420)	23,287,069	3,192,371

(Loss) / profit before tax		(29,434,623)	(27,742,295)	373,536,026	51,207,198
Income tax expense		—	(202,718)	(11,587,441)	(1,588,496)

Net (loss) / profit		(29,434,623)	(27,945,013)	361,948,585	49,618,702

Series A convertible preferred shares accretion	12	—	(1,834,377)	—	—
Cumulative unearned dividends of Series A convertible preferred shares	12	—	(1,019,049)	(1,739,759)	(238,500)

Net (loss) / profit attributable to ordinary shareholders		(29,434,623)	(30,798,439)	360,208,826	49,380,202

Net (loss) / earnings per share, basic		(0.20)	(0.21)	1.73	0.24
Net (loss) / earnings per share, diluted		(0.20)	(0.21)	1.35	0.19
Net (loss) / earnings per ADS, basic		(0.99)	(1.02)	8.63	1.18
Net (loss) / earnings per ADS, diluted		(0.99)	(1.02)	6.77	0.93

Shares used in calculating basic net earnings per share		148,571,430	150,403,134	208,737,775	208,737,775
Shares used in calculating diluted net earnings per share		148,571,430	150,403,134	267,224,171	267,224,171

Total share-based compensation cost included in:
Cost of revenues		—	(9,080)	(127,929)	(17,537)
Research and development expenses		—	(312,370)	(1,702,600)	(233,406)
Sales and marketing expenses		—	(31,217)	(875,711)	(120,049)
General and administrative expenses		—	(37,827,986)	(5,637,887)	(772,885)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007

	Series A convertible preferred shares		Ordinary shares		Additional paid-in capital	Receivables from shareholders	Statutory reserve	Accumulated other comprehensive loss	(Accumulated deficit)/retained earnings	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2004	—	—	—	—	15,000,000	—	—	—	(6,811,786)	8,188,214
Net loss	—	—	—	—	—	—	—	—	(29,434,623)	(29,434,623)

Balance as of December 31, 2005	—	—	—	—	15,000,000	—	—	—	(36,246,409)	(21,246,409)

Ordinary shares issued to form the Company	—	—	148,571,430	118,858	—	—	—	—	—	118,858
Due from ordinary shareholders	—	—	—	—	—	(118,858)	—	—	—	(118,858)
Issuance of Series A convertible preferred shares, net of issuance costs	80,000,000	59,962,156	—	—	—	—	—	—	—	59,962,156
Due from Series A convertible preferred shareholders	—	—	—	—	—	(7,950)	—	—	—	(7,950)
Return of capital to shareholders	—	—	—	—	(3,971,025)	—	—	—	—	(3,971,025)
Ordinary shares issued to SAIF in connection with issuance of Series A convertible preferred shares	—	—	5,714,290	4,542	2,494,031	—	—	—	—	2,498,573
Series A convertible preferred shares accretion	—	1,834,377	—	—	(1,834,377)	—	—	—	—	—
Share-based compensation	—	—	—	—	34,209,628	—	—	—	—	34,209,628
Net loss	—	—	—	—	—	—	—	—	(27,945,013)	(27,945,013)
Appropriation to statutory reserves	—	—	—	—	—	—	160,698	—	(160,698)	—

Balance as of December 31, 2006	80,000,000	61,796,533	154,285,720	123,400	45,898,257	(126,808)	160,698	—	(64,352,120)	43,499,960

Comprehensive income:
Net profit	—	—	—	—	—	—	—	—	361,948,585	361,948,585
Foreign currency translation	—	—	—	—	—	—	—	(31,771,062)	—	(31,771,062)

Total comprehensive income										330,177,523

Conversion of Series A preferred shares into common shares	(80,000,000)	(61,796,533)	80,000,000	63,600	61,732,933	—	—	—	—	—
Payments made by shareholders	—	—	—	—	—	126,808	—	—	—	126,808
Issuance of ordinary shares	—	—	45,000,000	34,081	1,014,235,822	—	—	—	—	1,014,269,903
IPO expenses	—	—	—	—	(6,042,103)	—	—	—	—	(6,042,103)
Share-based compensation	—	—	—	—	8,344,127	—	—	—	—	8,344,127
Appropriation to statutory reserves	—	—	—	—	—	—	29,758,477	—	(29,758,477)	—

Balance as of December 31, 2007	—	—	279,285,720	221,081	1,124,169,036	—	29,919,175	(31,771,062)	267,837,988	1,390,376,218

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and, 2007

	For the years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	USD(Note 2(e))
Cash flows from operating activities:
Net (loss)/profit	(29,434,623)	(27,945,013)	361,948,585	49,618,702
Adjustments for:
Share-based compensation cost	—	38,180,653	8,344,127	1,143,877
Depreciation and amortization expense	308,264	1,300,144	7,162,045	981,828
Exchange loss	—	798,611	6,834,819	936,970
Changes in assets and liabilities:
Accounts receivable	—	(5,570,756)	(11,225,771)	(1,538,915)
Current prepayments and other assets	(1,123,875)	(5,327,230)	(15,412,217)	(2,112,826)
Deferred tax assets	—	(237,639)	(1,223,683)	(167,752)
Due from/to related parties	8,192,600	(2,215,700)	(126,900)	(17,396)
Non-current prepayments and other assets	—	(344,955)	(1,245,047)	(170,681)
Accounts payable	1,555,064	4,992,695	7,133,260	977,882
Advances from customers	6,612,860	14,745,455	29,222,940	4,006,106
Salary and welfare payable	3,442,887	6,031,165	20,725,757	2,841,247
Taxes payable	(24,998)	5,320,037	8,044,194	1,102,760
Accrued expenses and other liabilities	2,418,130	3,245,583	6,951,398	952,951
Deferred revenues	—	32,976,470	109,700,252	15,038,556
Deferred government grants	—	1,000,000	100,000	13,709

Net cash (used in) provided by operating activities	(8,053,691)	66,949,520	536,933,759	73,607,018

Cash flows from investing activities:
Purchase of property, equipment, and software	(2,545,430)	(8,525,422)	(112,006,385)	(15,354,699)
Purchase of copyrights	—	(3,051,351)	—	—

Net cash used in investing activities	(2,545,430)	(11,576,773)	(112,006,385)	(15,354,699)

Cash flows from financing activities:
Proceeds from issuance of Series A convertible preferred shares, net of issuance costs	—	54,510,729	—	—
Borrowing from shareholder	14,500,000	1,000,000	—	—
Repayments of shareholder loans	(2,500,000)	(13,000,000)	—	—
Payments made by shareholders for Shareholders’ receivable	—	—	126,808	17,384
Proceeds from IPO, net of issuance costs	—	—	1,008,227,800	138,215,640

Net cash provided by financing activities	12,000,000	42,510,729	1,008,354,608	138,233,024

Effect of exchange rate changes on cash and cash equivalents	—	(798,611)	(38,605,881)	(5,292,392)

Net increase in cash	1,400,879	97,084,865	1,394,676,101	191,192,951

Cash and cash equivalents, beginning of the period	2,871,148	4,272,027	101,356,892	13,894,784

Cash and cash equivalents, end of the period	4,272,027	101,356,892	1,496,032,993	205,087,735

Supplemental schedule of non-cash financing activities:
Issuance of 5,714,290 ordinary shares to SAIF	—	2,498,573	—	—
Issuance of 5,000,000 Series A convertible preferred shares to existing shareholders	—	3,971,025	—	—
Conversion of Series A convertible preferred shares into common shares	—	—	61,796,533	8,471,545
Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	—	(440,358)	(10,439,931)	(1,431,186)

The accompanying notes are an integral part of these consolidated financial statements

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi Yuan unless otherwise stated)

1. Organization and Principal Activities

The accompanying consolidated financial statements include the financial statements of Perfect World Co., Ltd. (the “Company”), Beijing Perfect World Software Co., Ltd. (the “Subsidiary”), a wholly-owned subsidiary of the Company, Perfect Hongkong Holding Limited, a wholly-owned subsidiary in Hong Kong (the “Perfect Hongkong”), and Beijing Perfect World Network Technology Co., Ltd. (the “Variable interest entity”, or the “VIE”), a variable interest entity of the Company. The Company, all the subsidiaries and the VIE are collectively referred to as the “Group”.

The Company was incorporated under the laws of Cayman Islands on June 28, 2006 as an exempted company with limited liability. The Subsidiary and the VIE were incorporated in the People’s Republic of China(“PRC”) on August 21, 2006 and March 10, 2004, respectively. The Perfect Hongkong was incorporated in Hong Kong on December 7, 2007.

The Group is principally engaged in research, development, operation and licensing of online games. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”) and the Cayman Islands. The VIE was the predecessor of the Group and operated all of the business of the Group prior to September 2006. The VIE is ultimately owned by Mr. Michael Yufeng Chi, the Company’s director and chief executive officer, and three other PRC citizens who are non-management shareholders of the Company.

In September 2006, the Group undertook a restructuring and reorganization (the “Reorganization”) immediately prior to the issuance of Series A convertible preferred shares to SB Asia Investment Fund II, L.P (“SAIF”). The Reorganization was necessary to comply with the PRC law and regulations which prohibit or restrict foreign ownership of companies to provide Internet content services, which include operating online games. As part of the Reorganization, the Company established the Subsidiary, a wholly foreign owned enterprise, and the Subsidiary entered into a series of agreements with the VIE and its equity owners, including agreements to acquire the online game development business and related assets from the VIE. The Company is able to substantially control the VIE through the Subsidiary’s contractual arrangements with the VIE and its equity owners. Accordingly, the Company has consolidated the VIE’s financial statements in its consolidated financial statements as a variable interest entity pursuant to FIN 46(R) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”.

On July 31, 2007, the Company completed its initial public offering (“IPO”) where 13,570,000 American Depositary Shares (“ADSs”), representing 67,850,000 ordinary shares, were sold at a price US$16.00 per ADS (or US$3.2 per ordinary share). Of these, 9,000,000 ADSs, representing 45,000,000 ordinary shares, were sold to the public by the Company; and 4,570,000 ADSs, representing 22,850,000 ordinary shares, were sold to the public by the Company’s selling shareholders. The net proceeds from the IPO after deducting commissions and IPO expense payments are approximately RMB1,008.2 million.

On December 7, 2007, the Company established Perfect Hongkong, a wholly-owned subsidiary, in Hong Kong. Perfect Hongkong had not started its operation as of December 31, 2007.

2. Summary of Significant Accounting Policies

a. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Group’s consolidated financial statements include the financial statements of the Company, the Subsidiary, Perfect Hongkong and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, the Subsidiary, the Perfect Hongkong and the VIE have been eliminated upon consolidation.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

With respect to the Reorganization described in Note 1, because the Company, the Subsidiary and the VIE were all under the common control before and after the Reorganization, it has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the accompanying consolidated financial statements of the Group include the assets and liabilities of the VIE at their historical carrying amounts. In addition, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been existence throughout the periods presented.

The Group was in development stage during the year ended December 31, 2005, and commenced its principal operation during the year ended December 31, 2006.

b. Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled entities including its subsidiaries and variable interest entity.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entities, and therefore the Company is the primary beneficiaries of these entities.

All inter-company balances and transactions within the Group have been eliminated upon consolidation.

c. Use of estimate

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those entities.

Significant accounting estimates in the Group’s consolidated financial statements mainly include the useful life of in-game items, game life, useful life of property, equipment and intangible assets, realization of deferred taxes and share-based compensations expenses.

d. Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company changed from RMB to US dollar starting from January 1, 2007 when the Company began signing significant license agreements denominated in US dollars and received significant royalty payments in US dollars. The functional currency of the Subsidiary and VIE is RMB and the functional currency of the Perfect Hongkong is the RMB.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in consolidated statements of operations. Total exchange losses, which was included in Other income, net, were RMB798,611 and RMB6,834,819 for the years ended December 31, 2006 and 2007, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The financial statements of the Company and the Perfect Hongkong are translated from its functional currency into RMB. The methodology described in FAS 52 paragraphs 12 and 13 was used. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rate. The resulting translation adjustments are recorded as comprehensive income in the consolidated Statements of Shareholders’ Equity. Total translation adjustments were Nil, Nil and RMB31,771,062 for the years ended December 31, 2005, 2006 and 2007, respectively.

e. Convenience translation

Translations of balances in the statement of operations, balance sheet and statement of cash flow from RMB into United States dollar (“US$”) as of and for the year ended December 31, 2007 are solely for the convenience of the reader and were calculated at the rate of US$1.00=RMB7.2946, representing the noon buying rate in the City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2007. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2007, or at any other rate.

f. Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

g. Accounts receivable, net

An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable.

h. Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment less residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful life
Office Space	40 years
Office Furniture	5 years
Computers & Office equipment	5 years
Game Servers	5 years
Motor Vehicle	6 years
Leasehold Improvement	Lesser of term of the lease or the estimated useful lives of the assets
Software	5 years

Expenditure for maintenance and repairs is expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

i. Intangible assets

Online game product development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS 86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically includes both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the market. As the period between the date of technological feasibility and the game release date is very short historically and the development costs incurred during this period were insignificant, all online game development costs have been expensed when incurred.

Copyrights

Copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated useful lives, which are three years.

j. Impairment of Long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flows associated with the related assets. The Group recognizes impairment of long-lived assets and intangible assets in the event that the book value of such assets exceeds the estimated future discounted cash flows attributable to such assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

k. Revenue recognition

Online Game

The Group earns revenue through providing online game services to players pursuant to two types of revenue models: a time-based revenue model and an item-based revenue model. For online games using the time-based model, players are charged based on the time they spend playing games. Under the item-based model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. For games which use the time-based revenue model, revenue is recognized based upon the actual usage of the game playing time by the players. For games which use the item-based revenue model, revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the items. The average period that players typically play the games and other player behavior patterns, which are determined by various factors such as acceptance and popularity of expansion packs, promotional events launched and market conditions, are utilized to arrive at the best estimates for lives of these in-game items.

The Group assesses the estimated lives of in-game items for all the item-based games on a quarterly basis. Adjustments arising from the change of estimated lives of in-game items estimate are applied prospectively.

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to parties

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

other than players and sales of prepaid game cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation or charge of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues.

Prepaid game cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. As of December 31, 2007, the group has not had any expired game cards that have never been activated. No other incomes in relation to the expired game cards have been recognized.

In the case of prepaid online points obtained through prepaid game cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The Group published a policy on January 17, 2007, under which the Group will suspend and close a player’s personal game account if it has been inactive for a period of 180 consecutive days. The unused online points in an inactive personal game account are recognized as revenues when the player is no longer entitled to access our online games, or when the likelihood that we would provide further online game service to such player is remote. As of December 31, 2007, we have not permanently closed any player’s personal game account. No unused online points in an inactive account had been recognized as revenues.

Overseas Licensing Revenue

The Group enters into licensing arrangements with overseas licensees to operate the Group’s games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

In certain licensing arrangements, the Group provides free upgrades, maintenance support and training (i.e., post-sale customer support or PCS) for the first year, and the licensee has the option to purchase PCS in subsequent years at a substantive rate. In these arrangements, the Group allocates the initial fee into two parts. One part, representing the license of the game, is recognized as revenue immediately. The second part, representing PCS, is recognized rateably over the one-year PCS period.

In other licensing arrangements, the Group provides PCS over the full licensing period, and there is no substantive PCS renewal rate. In those cases, the total amount of the initial fee is recognized rateably over the licensing period.

According to the license agreements, the Group is also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

l. Deferred revenue

For online game revenue, deferred revenue represents online point fees received from customers, but which have not been consumed by the end customer or expired. For overseas licensing revenues, deferred revenue represents the unamortized balance of initial license fee paid by overseas licensees. The balances of current

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

deferred revenues as of December 31, 2006 and 2007 were RMB32,976,470 and RMB123,310,935, respectively. The balance of non-current deferred revenues as of December 31, 2006 and 2007 were Nil and RMB19,365,787, respectively. Non-current deferred revenues are primarily comprised of unamortized initial license fees to be amortized beyond the next 12 months.

m. Cost of revenue

Costs of online game services consist primarily of server and bandwidth leasing fees, staff costs involved in the operation of online games including network operation and customer services, VAT and other direct costs of providing these services.

The Group has adopted the gross presentation for VAT pursuant to EITF 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements”, i.e., VAT is included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT recognized in costs of revenue for the years ended December 31, 2005,2006, and 2007 were Nil, RMB2,522,869 and RMB15,788,230. See note 14 for more detail regarding VAT.

n. Government grants

Government grants are recognized when the grant is received and the relevant requirements have been complied with. When the grant relates to an expense item, it is recognized as a reduction of the related expenses when the expenses are incurred and once the Company has the approval from the government upon completion of the project. The Group applied for government grants for game software development and has received government grants in cash in the amount of RMB1,000,000 in 2006 and 2,600,000 in 2007. In addition, the Group received RMB2,000,000 government grants in relation to the successful completion of IPO in NASDAQ in 2007. A total amount of RMB4,500,000 was recognized as “Other income” in the statement of operations for the year ended December 31, 2007. The remaining balance of RMB1,100,000 was included in Deferred government grants.

o. Share-based compensation expense

The Group has accounted for share-based compensation in accordance with SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”) for share-based payment transactions with employees, such as share options, founder’s shares and restricted shares. Under the fair value recognition provisions of SFAS 123R, share based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Black-Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of the ordinary shares, both internal and external sources of information are reviewed.

p. Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method in

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

accordance with SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Withholding tax on undistributed dividends

The new China Enterprise Income Tax imposes a withholding tax for any dividends to be distributed. The withholding tax rate is 5% for the parent company in Hong Kong and 10% for the parent company in other countries. Under APB Opinion No.23, “Accounting for Income Taxes—Special Areas”, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

The Board of Directors of the Company has determined that the Company has no present plan to declare and pay any dividend in USD on its shares in the foreseeable future. Moreover, the Company’s Subsidiary and VIE have decided not to distribute any dividends in RMB from the undistributed earnings for the year ended December 31, 2007. The Group plans to continue to reinvest its undistributed earnings in its operations in PRC and overseas markets in the foreseeable future. Therefore, no withholding income taxes for undistributed earnings of the Company’s Subsidiary and VIE have been accrued as of December 31, 2007.

q. Employee Benefits

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed.

r. Statutory reserves

The Subsidiary and the VIE of the Group are required to make appropriations to reserves, comprising the statutory surplus reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. For the years ended December 31, 2005, 2006 and 2007, profit appropriation to statutory surplus reserve was approximately Nil, RMB160,698, RMB29,758,477, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

s. Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expenses were RMB3,895,784, RMB19,946,692 and RMB76,352,158 for the years ended December 31, 2005, 2006 and 2007, respectively, and have been recorded in Sales and marketing expenses.

t. Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no capital leases for any of the periods presented.

u. Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the Costs of Start-up Activities”, the Group expensed all costs incurred in connection with start-up activities.

v. Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No.128”, basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common shares equivalent consist of the common shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible preference shares (using the if-converted method). Common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

w. Dividends

The Board of Directors of the Company may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available.

Under PRC regulations, the Company’s Subsidiary and VIE may pay dividends only out of their accumulated profits, if any , determined in accordance with PRC accounting standards and regulations. In addition, the Company’s Subsidiary and VIE are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 2r) prior to payment of any dividends, unless such reserve fund has reached 50% of its respective registered capital. The reserve fund is not distributable in the form of cash dividends to the Company.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

On January 31, 2008, the Board of Directors of the Company has approved the dividend policy and determined that the Company has no present plan to declare and pay any dividend in USD on its shares in the foreseeable future. Moreover, the Company’s Subsidiary and VIE have decided not to distribute any dividends in RMB from the undistributed earnings for the year ended December 31, 2007. The Group plans to continue to reinvest its undistributed earnings in its operations in PRC and overseas markets in the foreseeable future.

x. Segment Reporting

The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

y. Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Company has recognized the translation adjustments as comprehensive loss in the consolidated Statements of Shareholder’s equity. See note 2d for more detail concerning the translation adjustments.

z. Accounting standard issued

Standards implemented

In July 2006, the FASB issued FASB Interpretation No.48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which became effective on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 did not result in any adjustment to our opening balance of the retained earnings as of January 1, 2007. The adoption of FIN 48 did not have any impact on our financial statements for the year ended December 31, 2007.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, codified as SAB Topic 1.N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 describes the approach that should be used to quantify the materiality of a misstatement and provides guidance for correcting prior-year errors. The Group early adopted SAB No. 108 in the third quarter of 2006 and, accordingly, follow SAB No. 108 requirements when quantifying financial statement misstatements. The adoption of SAB No. 108 did not require any adjustments to our consolidated financial statements.

In the first quarter of 2006, we adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this statement did not affect our consolidated financial statements in fiscal year 2006. Its effects on future periods will depend on the nature and significance of any future accounting changes subject to this statement.

The Group early adopted the provisions of EITF 06-3 in 2006 and presented value-added taxes on a gross basis. In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, How Taxes

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (“EITF 06-3”). EITF 06-3 includes any tax assessed by a government authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company is required to disclose the amounts of such taxes in its interim and annual financial statements for each period for which an income statement is presented, if the amounts are significant. Please see Note 2(m) for more details.

Recent accounting pronouncement

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110, codified as SAB Topic 14, “Share-based payment”. SAB No. 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004 and SAB NO. 107 beyond December 31, 2007). The adoption of SAB No. 110 did not require any adjustments to our consolidated financial statements for the year ended 2007.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any new equity investments subject to this statement.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any acquisitions subject to this statement.

In February 2007, the FASB issued FAS 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. FAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. FAS 159 defines the financial instruments that can be measured using fair value option. FAS 159 is effective for financial statements issued for fiscal year beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 159 on our financial position or results of operations.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 157 on our financial position or results of operations.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Concentration and risks

There are no customers whose revenues individually represent greater than 10% of the total revenues for the years ended December 31, 2006 and 2007.

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalent. As of December 31, 2007, substantially all of the Group’s cash and cash equivalent were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4. Accounts receivable, net

	December 31, 2006	December 31, 2007
	RMB	RMB
Accounts receivable, gross	5,570,756	16,796,527
Provision for doubtful accounts receivable	—	—

Accounts receivable, net	5,570,756	16,796,527

Accounts receivable relate to the sale of game cards to distributors and usage based royalty fees due from overseas licensees.

5. Prepayments and other assets

	December 31, 2006	December 31, 2007
	RMB	RMB
Staff advance	748,808	248,941
Advances to suppliers	2,099,424	1,853,270
VAT refund receivables	3,397,226	8,986,381
Prepaid expenses	422,420	5,960,593
Interests receivable	—	4,689,894
Others	32,854	373,870

Total	6,700,732	22,112,949

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

6. Property, equipment and software, net

	December 31, 2006	December 31, 2007
	RMB	RMB
Office Space	—	42,042,257
Office Furniture	622,100	1,206,940
Computers & Office equipment	4,493,521	12,434,274
Game servers	3,955,267	44,532,573
Motor Vehicles	144,150	2,984,418
Leasehold Improvement	2,197,481	3,959,095
Software	499,400	7,398,485

Total	11,911,919	114,558,042
Less: Accumulated depreciation	(1,333,197)	(7,226,836)

Net book value	10,578,722	107,331,206

The depreciation expenses for property and equipment were RMB308,264, RMB988,958 and RMB6,144,928 for the years ended December 31, 2005, 2006 and 2007, respectively.

7. Intangible assets, net

	December 31, 2006	December 31, 2007
	RMB	RMB
Copyrights	3,051,351	3,051,351
Less: Accumulated amortization	(311,186)	(1,328,303)

Net book value	2,740,165	1,723,048

Amortization expenses for the purchased copyrights were Nil, RMB311,186 and RMB1,017,117 for the years ended December 31, 2005, 2006 and 2007, respectively. Amortization for the year ended December 31, 2007 was included under Cost of revenues.

The estimated amortization expenses for the above intangible assets for each of the following five periods are:

	For the years ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	1,017,117	705,931	—	—	—

8. Non-current prepayments and other assets

	December 31, 2006	December 31, 2007
	RMB	RMB
Rental deposit	344,955	550,803
Advances to suppliers	—	18,693,300
D&O liability insurance	—	1,039,199

Total	344,955	20,283,302

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The long-term rental deposit reported as the Long-term deposit in prior year financial statements was reclassified to the non-current Prepayments and other assets in the financial statement for the year ended December 31, 2007 to conform with current year presentation.

The advance to suppliers mainly consisted of prepayments made for the acquisition of game servers and new office premises.

9. Accrued expenses and other liabilities

	December 31, 2006	December 31, 2007
	RMB	RMB
Professional fee accruals	5,356,048	5,812,791
Accrued expenses	751,641	2,266,177
Sales rebates	908,871	5,160,009
Others	207,680	936,661

Total	7,224,240	14,175,638

The professional fee accruals mainly consisted of amounts due to the accounting and legal consulting firms.

10. Other income/(expenses), net

The following table summarizes the Company’s other income or expenses:

	For the years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Government grants	—	—	4,500,000
Exchange loss	—	(798,611)	(6,834,819)
Bank charges	(3,762)	(21,409)	(112,400)
Others	118,937	208,075	765,501

Total	115,175	(611,945)	(1,681,718)

11. Ordinary Shares

Effective immediately prior to the closing of the IPO of the Company, the authorized share capital of the Company is US$1,000,000 divided into: (i) 2,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) 8,000,000,000 Class B ordinary shares of a par value of US$0.0001 each. “Class A ordinary shares” are entitled to ten votes on all matters subject to Members’ vote. “Class B ordinary shares” are entitled to one vote on all matters subject to Members’ votes.

As at December 31, 2007, there were 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding.

Share split

On June 19, 2007, the Company’s shareholders approved and executed a 10-for-one split of the Company’s share capital. Each ordinary share and Series A convertible preferred shares of the Company is subdivided into

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10 shares at a par value of US$0.0001. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 10-for-one share split.

New shares issued

On July 31, 2007, the Company completed its initial public offering (“IPO”) where 13,570,000 American Depositary Shares (“ADSs”), representing 67,850,000 ordinary shares, were sold at a price US$16.00 per ADS (or US$3.2 per ordinary share). Of these, 9,000,000 ADSs, representing 45,000,000 ordinary shares, were sold to the public by the Company; and 4,570,000 ADSs, representing 22,850,000 ordinary shares, were sold to the public by the Company’s selling shareholders.

Upon completion of IPO on July 31, 2007, all outstanding Series A convertible preferred shares were automatically converted into 64,000,000 Class B ordinary shares and 16,000,000 Class A ordinary shares.

12. Series A convertible preferred shares

On July 31, 2007, all outstanding preferred shares were automatically converted into 64,000,000 Class B ordinary shares and 16,000,000 Class A ordinary shares upon the closing of the Company’s IPO.

In September 2006, SAIF agreed to purchase 80,000,000 Series A convertible preferred shares issued by the Company at a price of US$0.10 per share. The Company issued 70,000,000 Series A convertible preferred shares directly to SAIF at a price of US$0.10 per share. As part of the same transaction, the Company issued 10,000,000 Series A convertible preferred shares to two existing shareholders at a price of US$0.0001 per share, which the shareholders immediately sold to SAIF at a price of US$0.10 per share. One of the shareholders is owned by Mr. Yufeng Chi, the Company’s founder, chairman and chief executive officer. With respect to the shares issued, see Share-based compensation on Note 13. With respect to shares issued to the other shareholder, who never had any employment or business relationship with the Company, the transaction has been accounted for as a return of capital to this shareholder in the amount of RMB3, 971,025.

In consideration of SAIF management’s contribution to the issuance of the Series A convertible preferred shares on September 6, 2006, the Company also issued 5,714,290 ordinary shares to the management of SAIF, to be held by Dong Yang on behalf of the management of SAIF. As these ordinary shares were issued for purposes of compensating SAIF’s services provided in connection with issuing the Series A convertible preferred shares, their fair value was considered as part of the issuance cost of the Series A convertible preferred shares and accounted for accordingly (i.e., netted against the proceeds received from the issuance of the Series A convertible preferred shares).

The significant terms of Series A convertible preferred shares are defined in the Company’s Restated and Amended Memorandum of Association dated September 4, 2006. Certain terms were later waived by the holders of the Series A convertible preferred shares via the SAIF waiver letter dated December 4, 2006, as further described below.

a. Dividends

The holders of the Series A convertible preferred shares were entitled to receive cumulative dividends in preference to any dividend on the ordinary shares or any other class or series of shares at the rate of 5% of the original issue price per annum, when and as declared by the Board of Directors. In the event dividends are paid

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

on any ordinary shares, the Company shall pay an additional dividend on all outstanding Series A convertible preferred shares in a per share amount equal (on an as-if-converted to ordinary share basis) to the amount paid or set aside for each share of ordinary share.

b. Liquidation preference

The holders of the Series A convertible preferred shares would be entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 150% the Purchase Price and any declared but unpaid dividends. After such payment has been paid to holders of the Series A convertible preferred shares, any remaining assets or proceeds of the Company shall be distributed to the holders of ordinary shares and the Series A convertible preferred shares pro rata on an as-converted basis. This term relating to liquidation preference was subsequently waived by SAIF in December 2006.

c. Voting rights

All common shares have one vote each. Each Series A convertible preferred share carried a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such manners.

d. Conversion

Each holder of Series A convertible preferred shares will have the right, at its sole discretion, to convert all or any portion of its Series A convertible preferred shares into ordinary shares at any time after the Closing Date. The initial conversion price will be the Purchase Price of US$0.10, resulting in an initial conversion ratio of 1-for-1.

All of the Series A convertible preferred shares will automatically be converted into Class A ordinary shares at the applicable conversion price upon (i) the closing of a firm commitment underwritten registered public offering of ordinary shares in the United States or in Hong Kong at a pre-offering Company valuation of at least $200 million and raising at least $50 million (a “Qualified IPO”), or an offering or listing substantially equivalent to the foregoing in another jurisdiction acceptable to Investors; or (ii) the written consent of holders of a majority of the outstanding Series A convertible preferred shares (voting together as a single class).

The conversion price and ratio will be proportionally adjusted for share splits, share dividends, recapitalizations and similar transactions.

In the event that the Company issues additional equity securities at a price less than the then-applicable conversion price for the Series A convertible preferred shares, the conversion price of the Series A convertible preferred shares shall be reduced to a price equal to the issue price per share of the new issue, except for issuances (i) pursuant to the employee share incentive plan; (ii) upon conversion of Series A convertible preferred shares or upon exercise of outstanding options or warrants; (iii) as a dividend or distribution on Series A convertible preferred shares; or (iv) in connection with any stock split, stock dividend, recapitalization or similar transaction for which proportional adjustments are made.

e. Performance-based Adjustment of Series A convertible preferred shares

If conversion of the Series A convertible preferred shares does not occur by the time the Company’s audited financial statements for the year ending May 31, 2007 are issued and the Group’s actual U.S. GAAP consolidated

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

after-tax net income for the year ending May 31, 2007 is less than US$5.71 million, then the conversion ratio into ordinary shares of the Company will be adjusted based on the percentage of the shortfall between the actual profit after tax and US$ 5.71 million.

This term relating to the Performance-based Adjustment of Series A convertible preferred shares was subsequently waived by SAIF in December 2006.

f. Redemption

At any time commencing on the fourth anniversary of the Series A convertible preferred shares issue date, provided that a qualified IPO has not occurred, and subject to the Statute, which is defined as the Companies Law (2007 Revision) of the Cayman Islands, at the option of the holders of a majority of the outstanding Series A convertible preferred shares, the Company shall redeem up to all the outstanding Series A convertible preferred shares held by such holder out of the funds legally available including capital, at a redemption price per Series A convertible preferred share equal to 150% of the original issue price per Series A convertible preferred share, plus all declared but unpaid dividends up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

This term relating to Redemption was subsequently waived by SAIF in December 2006.

g. Change of Series A convertible preferred shares rights

The shareholder of Series A convertible preferred shares issued two letters to waive their rights with regard to the contingent conversion for performance-based adjustment, redemption and liquidation preferences on December 4, 2006.

The changes to the rights were made because the Company found out from a subsequent valuation exercise performed by an independent appraiser that the Series A convertible preferred shares were inadvertently issued at a significant discount as compared with the estimated fair value of the shares, and there were significant values associated with the rights being waived, which were not given accounting recognition at issuance as the Series A convertible preferred shares were recorded at the amount of cash consideration received. Accordingly, the Company considers the waiver of these rights to be a modification of the terms of the Series A convertible preferred shares, which normally would result in a transfer of wealth to the common shareholders, computed as the difference between the fair value of the Series A convertible preferred shares immediately before and after the modifications. However, due to the original issuance of the Series A convertible preferred shares at an amount significantly lower than their then fair value, the fair value of the Series A convertible preferred shares immediately after the modification still exceeded the accreted carrying value of the shares. As such, the Company considers it appropriate that no accounting recognition be given to the modification, except as described below.

Prior to the modification, due to its redemption features described above, the Series A convertible preferred shares were accounted for as mandatorily redeemable preferred stock in accordance with Securities and Exchange Commission’s Accounting Series Release No. 268—“Presentation in Financial Statements of Redeemable Preferred Stock” (ASR 268), as interpreted by EITF Topic D-98 “Classification and Measurement of Redeemable Securities”, and were accreted to its redemption value and recorded outside of permanent equity. After the modification, the accreted carrying value of the shares was reclassified into permanent equity and the accretion ceased due to the waiver of the redemption rights by holders of the Series A convertible preferred shares.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

h. Registration Rights

The holders of Series A convertible preferred shares have preemptive rights with respect to any issuance of securities by the Company, subject to certain exceptions including the Company’s issuance of securities in connection with the initial public offering. Holders of our Series A convertible preferred shares and ordinary shares converted from the Series A convertible preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. Except for the registration rights, the shareholders’ rights under the shareholders’ agreement have terminated automatically upon the closing of the initial public offering.

The Company determined that both redemption and conversion features do not meet the SFAS 133 criteria for bifurcation and therefore are not accounted for as an embedded derivative.

No beneficial conversion feature charge was recognized for the issuance of Series A convertible preferred shares as the estimated fair value of the ordinary shares was equal to or less than the conversion price on the date of issuance.

13. Share-based Compensation

Share Incentive Plan

On September 6, 2006, the Board of Directors of the Company approved the Pre-IPO Share Incentive Plan, which was subsequently supplemented and revised by obtaining the approval from the Board of Directors of the Company on June 19, 2007. According to the revised Share Incentive Plan, 32,145,000 Class B ordinary shares have been reserved to be issued to any qualified employees, as determined by the Board.

Share Options

These awards vest over a four year period, with 25% of the options to vest on the first anniversary of the date of grant, and the remaining 75% of the options to vest on a pro-rata basis of the calendar quarter-end of each of the 12 quarters after the first anniversary of the date of grant, as stipulated in the share option agreement. The option must be exercised by the option holder prior to the earlier of (i) termination of service with the Company, (ii) the fifth anniversary of the Company’s initial public offering, or (iii) the tenth anniversary of the grant date. The Company granted 12,243,200 and 6,654,920 options to the employees for the years ended December 31, 2006 and 2007, respectively. These options are accounted for in accordance with SFAS No. 123 (revised 2004) “Share-based Payment” (SFAS 123R).

Accordingly, share-based compensation expenses related to granted stock options of Nil, RMB155,546 and RMB7,619,788 were recognized in the consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB57,915,606 as of December 31, 2007 and weighted average period over which it would be recognized was 2.92 years. No income tax benefit was recognized in the statements of operations for share-based compensation arrangements for the years ended December 31, 2005, 2006 and 2007 as no tax deduction was claimed. There was no compensation cost capitalized as part of fixed assets for the years ended December 31, 2005, 2006 and 2007.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The summary of option activities under the Share Incentive Plan as of December 31, 2006 and 2007, and changes during the years then ended, are presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value
		US$		US$
Outstanding at January 1, 2006	—	—
Granted	12,243,200	0.10
Exercised	—	—
Forfeited or expired	—	—
Outstanding at December 31, 2006	12,243,200	0.10	3.75	477,485

Exercisable at December 31, 2006	—	—	—	—

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value
		US$		US$
Outstanding at January 1, 2007	12,243,200	0.10
Granted	6,654,920	1.11
Exercised	—	—
Forfeited or expired	(355,000)	0.10
Outstanding at December 31, 2007	18,543,120	0.46	2.92	94,819,775

Exercisable at December 31, 2007	3,513,850	0.10	2.74	19,241,843

The weighted-average grant date fair value of options granted during the years ended December 31, 2006 and 2007 were RMB0.27 (USD$0.03) per option and RMB10.23 (USD$1.35) per option, respectively. No options had been granted in 2005. The Company expects to issue new ordinary shares to satisfy share option exercises. No options expired during 2006 and 2007. The total fair values of options vested were Nil and RMB801,908 for the year ended December 31, 2007 and 2008, respectively.

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	2007	2006	2005
Risk-free interest rates (%)(1)	3.94%-5.05%	4.86%-5.33%	—
Expected life (in years)(2)	3.35-4.92	3.53-5.16	—
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	44.58%-62.50%	55.90%-63.70%	—

1.	The risk-free interest rate is based on the implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available. Otherwise, the risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2.	The simplified method allowed under SFAS 123R is used to estimate the expected life of stock options granted under the Plan which is based on the average between the vesting period and the contractual term for each grant.

3.	The Company has no history or expectation of paying dividends on its common stock.

4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

Restricted Shares

Share-based compensation expenses arose from 6,928,570 restricted shares awarded by principal shareholders in September 2006 to the Chief Technology Officer. For purposes of recording compensation expense, this grant was treated as if it was awarded by the Company. The ordinary shares were awarded to the Chief Technology Officer for his contributions of certain management, technology and technological expertise since the inception of the Company. These ordinary shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award. These ordinary shares were not included in the Company’s revised share incentive plan.

Activities and changes with respect to restricted shares for the year ended December 31, 2006 are summarized below.

	Number of shares	Fair value per share at grant date
		RMB
Unvested at January 1, 2006	—	—
Granted	6,928,570	0.44
Vested	—	—
Forfeited	—	—

Unvested at December 31, 2006	6,928,570	0.44

Activities and changes with respect to restricted shares for the year ended December 31, 2007 are summarized below.

	Number of shares	Fair value per share at grant date
		RMB
Unvested at January 1, 2007	6,928,570	0.44
Granted	—	—
Vested	(2,165,178)	0.44
Forfeited	—	—

Unvested at December 31, 2007	4,763,392	0.44

Accordingly, share-based compensation expenses related to restricted shares of Nil, RMB215,845 and RMB724,339 were recognized in Research and development expenses in the consolidated statement of operations in for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, there was RMB1,887,490 of total unrecognized compensation costs related to restricted shares. That cost is expected to be recognized over a weighted-average period of 2.71 years.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Founder’s Shares

In accordance with the shareholders agreement dated as of September 6, 2006, 75% of the 92,397,140 ordinary shares, ultimately owned by Mr. Michael Yufeng Chi, the Company’s founder, chairman and chief executive officer, would become subject to monthly vesting thereafter in thirty-six equal monthly installments. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions. Accordingly, compensation cost is measured based on the fair value of the ordinary shares at the grant date and recognized over the requisite service period.

In December 2006, all parties to shareholders agreement agreed that the above mentioned ordinary shares would no longer be subject to vesting. Consequently, all remaining compensation cost for these unvested ordinary shares were recognized at the time when the vesting was accelerated. Share-based compensation expenses related to founder shares of RMB30,300,487 was recognized in General and administrative expenses in the consolidated statements of operations for the year ended December 31, 2006.

Preferred shares received by the founder

In September 2006, the Company issued 5,000,000 Series A convertible preferred shares to a shareholder owned by Mr. Michael Yufeng Chi, the Company’s founder, chairman and chief executive officer at a price of US$0.0001 per share, which he immediately sold to SAIF at a price of US$0.10 per share. Given that he is the Company’s chief executive officer, the Company recorded this as compensation under SFAS 123R and recorded compensation expense computed as the difference between the nominal consideration of US$0.0001 and US$0.19 which represents the fair value of those preferred shares. Share-based compensation expense of RMB7,508,775 was recognized in General and administrative expenses in the consolidated statement of operations for the year ended December 31, 2006.

14. Taxation

a. VAT

The Group is subject to a 17% VAT for the revenues from online game business in the PRC. Companies that fulfill certain criteria set by the relevant authorities and develop their own software products or online games and have the software product or online game registered with the relevant authorities in the PRC are entitled to a refund of 14% VAT. For relevant periods presented, the Group has met these criteria and therefore is entitled to the 14% refund. As the Group includes VAT both in its online game revenues and related cost of revenues, the net VAT amount included in cost of revenues amount to only 3% of the related revenues.

The Group is also subject to 10% surcharge of VAT payables according to PRC tax law.

b. Business Tax

In 2006, the Subsidiary entered into an agreement with the VIE to provide it with technical support. As a result, the Subsidiary is subject to a 5% business tax.

c. Income Taxes

The Company was incorporated in Cayman Islands in 2006 and began operations in 2007.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The VIE granted the overseas operation, promotion, sales, production, usage and provision of services rights in connection with Perfect World II (“PWII”), one of the online games developed by the VIE, to the Company with effect from December 1, 2006. The Company has licensed the overseas operation rights of PWII to five licensees in Taiwan, Japan, Malaysia, Thailand, and Indonesia by the end of year 2007.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Perfect Hongkong is subject to 17.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Perfect Hongkong to the Company are not subject to any Hong Kong withholding tax.

Perfect Hongkong, which was established on December 7, 2007 in Hong Kong, has not started its operation as of December 31, 2007.

China

PRC enterprise income tax, or EIT, is generally assessed at the rate of 33% of taxable income. Under current PRC rules and policies, an enterprise qualified as both a “software enterprise” and a “high and new technology enterprise” is entitled to a preferential EIT rate of 15% and is further entitled to a two-year EIT exemption for their first two years during which they have taxable income after offsetting against their historic cumulative losses carried forward, and a 50% reduction of their applicable EIT rates for the succeeding three years. In addition, enterprises qualified as “high and new technology enterprises” are entitled to a preferential EIT rate of 15% and are further entitled to a three-year EIT exemption for their first three years of operation and a 50% reduction of their applicable EIT rates for the succeeding three years.

Prior to the new tax law enacted on March 16, 2007, the VIE was qualified as a “software enterprise” and a “high and new technology enterprise” in the PRC and enjoying preferential tax treatments as a result of this status. The VIE did not have any cumulative profits for the years ended December 31, 2005 and 2006. The VIE has a cumulative taxable income for the year ended December 31, 2007, the EIT exemption periods to which the VIE is entitled started from 2007. The VIE would be exempted from EIT in 2007 and 2008 and would be subject to a 50% reduction of applicable EIT rates from 2009 to 2011.

Prior to the new tax law enacted on March 16, 2007, the Subsidiary was qualified as a “high and new technology enterprise” in the PRC and enjoys preferential tax treatments as a result of this status. However, as the Subsidiary did not operate for a full year in 2006, the Subsidiary has elected to start its preferential tax treatment in 2007 as permitted by PRC tax rules. The Subsidiary is exempted from EIT in 2007, 2008 and 2009 and would be subject to a 50% reduction of applicable EIT rates from 2010 to 2012.

On March 16, 2007, the National People’s Congress of PRC enacted a new tax law, under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “software enterprises” and/or “high and new technology enterprises”, whether FIEs or domestic companies. The new tax law became effective on January 1, 2008.

Under the new tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Therefore, the Subsidiary and the VIE will continue to be entitled to the tax preferential treatments currently enjoyed by them on the condition that the Subsidiary and VIE are able to be qualified as high and new technology enterprises during such transition period.

The new tax law, however, does not define “high and new technology enterprises strongly supported by the State”, nor does it specify which encouraged sectors will be eligible for preferential tax treatments. Because the detailed implementing rules for the new tax law have not yet been promulgated, it is not certain, and the Company will continue to assess, whether the Subsidiary or the VIE will be classified as “high and new technology enterprises strongly supported by the State” or an enterprise that conducts business in encouraged sectors, and be entitled to the preferential EIT rate of 15% after the transition period expires. The Group will continue to assess the tax implication of the new Tax Law.

The license fees and royalties received from our licensees in various jurisdictions outside of the PRC are subject to withholding taxes. The Company recognized Nil, RMB202,718 and RMB11,587,441 as income tax expense related to withholding taxes during the years ended December 31, 2005, 2006 and 2007, respectively.

Components of income or losses before income taxes

	For the years ended December 31
	2005		2006		2007
	Overseas Operations	PRC operation	Overseas Operations	PRC operation	Overseas Operations	PRC operation
	RMB	RMB	RMB	RMB	RMB	RMB
(Loss) /Income before taxes	—	(29,434,623)	(42,413,038)	14,670,743	52,186,492	321,349,534

Income tax expenses	—	—	—	(202,718)	(9,761,761)	(1,825,680)

Effective tax rate	0%	0%	0%	1.4%	18.7%	0.6%

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses of the Group:

	For the years ended December 31
	2005		2006		2007
	Overseas Operations	PRC operation	Overseas Operations	PRC operation	Overseas Operations	PRC operation
	RMB	RMB	RMB	RMB	RMB	RMB
Income tax provision	—	—	—	—	—	—
Foreign withholding tax expense	—	—	—	202,718	9,761,761	1,825,680

Total income tax expenses	—	—	—	202,718	9,761,761	1,825,680

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the years ended December 31, 2005, 2006 and 2007 is as follows:

	For the years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Statutory income tax rate	33%	33%	33%
Preferential incentive tax rate applicable to the subsidiary and the VIE in the PRC	(18)%	(18)%	(18)%
Effect of tax holidays applicable to the VIE and subsidiary in the PRC	(15)%	(15)%	(15)%
Effect of the withholding taxes	0%	1.4%	0.6%

Effect EIT rate	0%	1.4%	0.6%

Reconciliation of the difference between the statutory tax rate and the effective tax rate for the overseas operations are directly related to the licensing of games in various foreign jurisdictions by the Company for years ended December 31, 2005, 2006 and 2007 is as follows:

	For the years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Statutory income tax rate	0%	0%	0%
Effect of the withholding taxes	0%	0%	18.7%

Effective EIT rate	0%	0%	18.7%

The following table sets forth the computation of the effects of the tax incentive and holidays granted to the entities of the Company for the years ended December 31, 2005, 2006 and 2007, respectively:

	For the years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Effect of tax incentive and holiday	—	4,841,344	106,045,346
Basic net income per share effect	—	0.03	0.51

d. Deferred Taxes

	December 31, 2006	December 31, 2007
	RMB	RMB
Deferred tax assets, current	237,639	731,142
Deferred tax assets, non-current	—	730,180
Less: Valuation allowance	—	—

Deferred tax assets	237,639	1,461,322

The deferred tax assets as of December 31, 2006 and 2007 consist primarily of deferred withholding taxes on the license fees received from our licensees in various jurisdictions outside of the Cayman Islands and PRC. The deferred tax assets will be expensed as he corresponding deferred license revenue are recognized.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

15. Employee Benefits

The full-time employees of the Company’s subsidiary and VIE that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations for such employee benefits amounted to approximately RMB1,836,907, RMB3,669,180 and RMB8,608,488 for the years ended December 31, 2005, 2006 and 2007, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Company’s obligation is limited to the amounts contributed.

16. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2005, 2006 and 2007:

	December 31, 2005	December 31, 2006	December 31, 2007
	RMB	RMB	RMB
Numerator:
Net (loss)/profit	(29,434,623)	(27,945,013)	361,948,585
Accretion of Series A convertible preferred shares	—	(1,834,377)	—
Cumulative unearned dividends of Series A convertible preferred shares	—	(1,019,049)	(1,739,759)
Numerator for basic (loss) / earning per share	(29,434,623)	(30,798,439)	360,208,826

Numerator for diluted (loss) / earning per share	(29,434,623)	(30,798,439)	361,948,585

Denominator:
Weighted-average number of ordinary shares outstanding, basic	148,571,430	150,403,134	208,737,775
Effect of Series A convertible preferred shares	—	—	45,150,685
Effect of dilutive share options	—	—	13,335,711

Weighted-average number of ordinary shares outstanding, diluted	148,571,430	150,403,134	267,224,171

Basic (loss)/earnings per ordinary share	(0.20)	(0.21)	1.73
Diluted (loss)/earnings per ordinary share	(0.20)	(0.21)	1.35

17. Dividends

There were no dividends declared, made or paid by the Company or any subsidiaries comprising the Group for the years ended December 31, 2005, 2006 and 2007. See note 2w for details concerning the dividends.

18. Financial Instruments

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximate their fair value based on their short-term maturities.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Related Party Transaction

The table below sets forth the major related parties and their relationships with the Group:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd.	Equity owner of the VIE
Human Edu-Tech Co., Ltd.	Under the control of Mr. Michael Yufeng Chi
Beijing Golden Human Co., Ltd.	Under the control of Mr. Michael Yufeng Chi
Beijing Human Online Co., Ltd.	Under the control of Mr. Michael Yufeng Chi
Unisplendour Communication Co., Ltd.	One of the Company’s Directors is the General Manager of Unisplendour Communication
E-Pie Entertainment and Technology Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

During the years ended December 31, 2005, 2006 and 2007, significant related party transactions were as follows:

	For the years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Office rental fee and outsourced staff fee to Human Edu-Tech Co., Ltd	1,542,600	1,960,665	—
Outsourced staff fee to E-Pie Entertainment and Technology Co., Ltd	2,650,000	555,302	—

Total	4,192,600	2,515,967	—

As of December 31, 2006 and 2007, the amounts due to related parties were as follows:

	December 31, 2006	December 31, 2007
	RMB	RMB
Due to Human Edu-Tech Co. Ltd	(126,900)	—
Total	(126,900)	—

20. Commitments

The Group has future commitments related to its office rental, leases signed for co-location services and server rentals as of December 31, 2007.

	Office rental	Co-location & Server rental	Total
	RMB	RMB	RMB
2008	6,397,471	51,625,600	58,023,071
2009	2,957,117	4,264,957	7,222,074
2010	2,989,938	—	2,989,938
2011	2,996,218	—	2,996,218
2012 and thereafter	1,883,689	—	1,883,689

	17,224,433	55,890,557	73,114,990

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The rental expenses including server leasing rental and office rental were approximately RMB2,832,642, RMB17,085,493 and RMB74,365,202 for the years ended December 31, 2005, 2006 and 2007, respectively, and were charged to the statement of operations when incurred.

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2007.

The Group is not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. The Group did not record any legal contingencies as of December 31, 2007.

21. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Subsidiary and the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s Subsidiary and VIE are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 2r) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Subsidiary and the VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets as of December 31, 2007. Even though we currently do not require any such dividends, loans or advances from the Subsidiary and the VIE for working capital and other funding purposes, we may in the future require additional cash resources from the Subsidiary and the VIE due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to our shareholders.

22. Subsequent Event

a. Options and restricted shares grants

On January 17, 2008, the Company issued additional options to purchase 1,676,000 ordinary shares, at an exercise price of US$3.6 to certain employees of the Company.

On February 21, 2008, the Company issued additional options to purchase 315,000 ordinary shares, at an exercise price of US$4.0 to certain employees of the Company.

On February 21, 2008, the Company granted 3,378,325 restricted shares to certain employees of the Company. These restricted shares are subject to the vesting period as well as certain performance criteria restrictions.

b. Significant purchase

In January 2008, the Group purchased approximately 2,700 square meters premises in an office building located in Beijing from an unrelated third party. The purchase price was approximately RMB32 million.

On March 19, 2008, the Group signed an agreement with an unrelated third party to purchase an office building with approximately 55,000 square meters of office space in Chaoyang District, Beijing for approximately RMB700 million.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

c. Investment in Chengdu Seasky Digital Entertainment Co., Ltd.

In April 2008, the Group entered into a strategic investment to invest USD 3,000,000 for a 20% interest in Chengdu Seasky Digital Entertainment Co., Ltd. (“Seasky”). Seasky is principally engaged in design and development of online games and its principal operations are in the PRC.

d. U.S. Subsidiary

On April 28, 2008, the Company established a wholly-owned subsidiary in the United States of America. The US subsidiary is incorporated in Delaware under the name of Perfect World Entertainment Inc.

23. Additional information—Condensed Financial Statements

The separate condensed financial statements of Perfect World Co., Ltd (the “Company”) as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on the separate condensed balance sheets of the Company as “Long term investments”.

The Company was incorporated in the Cayman Islands as a limited liability company on June 28, 2006. The Company’s wholly-owned subsidiary, Beijing Perfect World Software Co., Ltd. (the “Subsidiary”) and the variable interest entity of the Company, Beijing Perfect World Network Technology Co., Ltd. (the “VIE) were both incorporated in PRC on August 21, 2006 and March 10, 2004, respectively. Following the signing of the contractual arrangements on September 6, 2006, the Company became the parent of both the Subsidiary and the VIE. Therefore the condensed financial statements have been prepared since September 6, 2006. On December 7, 2007, the Company established Perfect Hongkong, a wholly-owned subsidiary in Hong Kong. Perfect Hongkong has not started its operation as of December 31, 2007. Results of the Subsidiary, the VIE and the Perfect Hongkong for the year ended December 31, 2007 are included as the Company’s “Equity in profit of subsidiaries and VIE” on the statement of operations.

Prior to the Reorganization described in Note 1, both the Subsidiary and the VIE were domestic Chinese companies. Therefore, there were no restrictions over the net assets of the Subsidiary. The Subsidiary and the VIE did not pay any dividend to the Company for the period presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long term obligations, or guarantees as of December 31, 2007. Operating expense for the Company for the year ended December 31, 2007 include share-based compensation expenses as a result of the options granted to employees in 2007. Total share-based compensation for the year ended December 31, 2006 and 2007 were RMB38,180,653 and RMB8,344,127 respectively, which were recorded in the Company’s financial statements

The related party transactions between the Company and the VIE and the Subsidiary include the professional fees paid by the Company on behalf of the VIE and the overseas licensing fees received by the Company on behalf of the VIE and the Subsidiary. As of December 31, 2006 and 2007, the net amounts due from the VIE were RMB430,637 and RMB656,299 respectively, and the amounts due to the Subsidiary were nil and RMB2,483,564 respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

23. Additional information—Condensed Financial Statements (Continued)

Financial information of parent company

Condensed Balance Sheets

	Notes	December 31, 2006	December 31, 2007	December 31, 2007
		RMB	RMB	USD(Note 2(e))
Assets
Current assets
Cash and cash equivalents	2(f)	7,452,481	706,019,295	96,786,567
Accounts receivable		—	6,071,109	832,274
Prepayments and other assets		—	3,899,177	534,529
Due from VIE		430,637	—	—
Deferred tax assets		—	292,387	40,083

Total current assets		7,883,118	716,281,968	98,193,453

Non current assets
Long term investments		40,618,616	687,363,271	94,229,056
Prepayments and other assets		—	1,039,199	142,461
Deferred tax assets		—	360,933	49,479

Total assets		48,501,734	1,405,045,371	192,614,449

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other liabilities		5,001,774	8,861,180	1,214,758
Deferred revenues		—	2,144,657	294,006

Total current liabilities		5,001,774	11,005,837	1,508,764

Deferred revenues		—	3,663,316	502,196

Total liabilities		5,001,774	14,669,153	2,010,960

Shareholders’ Equity
Series A convertible preferred shares (US$0.0001 par value, 80,000,000 shares authorized, issued and outstanding as of December 31, 2006; none authorized, issued and outstanding as of December 31, 2007)	12	61,796,533	—	—
Ordinary shares (US$0.0001 par value, 9,920,000,000 shares authorized, 154,285,720 Class A ordinary shares issued and outstanding as of December 31, 2006; 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007)	11	123,400	221,081	30,307
Additional paid-in capital		45,898,257	1,124,169,036	154,109,757
Due from shareholders		(126,808)	—	—
Statutory reserves		160,698	29,919,175	4,101,551
Retained earnings/(Accumulated deficit)		(64,352,120)	267,837,988	36,717,296
Accumulated other comprehensive loss	2(d)	—	(31,771,062)	(4,355,422)

Total Shareholders’ Equity		43,499,960	1,390,376,218	190,603,489

Total Liabilities and Shareholders’ Equity		48,501,734	1,405,045,371	192,614,449

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

23. Additional information—Condensed Financial Statements (Continued)

Financial information of parent company

Condensed Statements of Operations

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2007
	RMB	RMB	USD(Note 2(e))
Revenues
Overseas licensing revenues	—	59,550,994	8,163,709

Total Revenues	—	59,550,994	8,163,709
Cost of revenues	—	(127,928)	(17,537)

Gross profit	—	59,423,066	8,146,172
Operating expenses
Research and development expenses	(312,370)	(4,247,767)	(582,317)
Sales and marketing expenses	(31,217)	(3,213,512)	(440,533)
General and administrative expenses	(41,863,164)	(18,412,720)	(2,524,158)

Total operating expenses	(42,206,751)	(25,873,999)	(3,547,008)

Operating profit/(loss)	(42,206,751)	33,549,067	4,599,164

Other income/(expenses)
Interest income	209,963	18,742,163	2,569,320
Others, net	(416,250)	(104,737)	(14,357)

Profit/(loss) before tax	(42,413,038)	52,186,493	7,154,127
Income tax expense	—	(9,761,762)	(1,338,218)
Equity in profit of subsidiary &VIE	16,100,515	319,523,854	43,802,793

Net profit/(loss)	(26,312,523)	361,948,585	49,618,702

Series A convertible preferred shares accretion	(1,834,377)	—	—
Cumulative unearned dividends of Series A Preferred Shares	(1,019,049)	(1,739,759)	(238,500)

Net profit attributable to ordinary shareholders	(29,165,949)	360,208,826	49,380,202

Condensed Statements of Cash Flows

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2007
	RMB	RMB	USD(Note 2(e))
Net cash provided by(used in) operating activities	(9,487)	49,204,069	6,745,271
Net cash used in investing activities	(47,397,000)	(327,220,801)	(44,857,950)
Net cash provided by financing activities	55,273,729	1,008,354,608	138,233,024
Effect of exchange rate changes on cash and cash equivalents	(414,761)	(31,771,062)	(4,355,422)

Net increase in cash	7,452,481	698,566,814	95,764,923
Cash and cash equivalents, beginning of the period	—	7,452,481	1,021,644

Cash and cash equivalents, end of the period	7,452,481	706,019,295	96,786,567