Form 20-F
period 2008-12-31
Perfect World Co., Ltd.
filed 2009-06-19
CIK 1403849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008.

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

Phone: (86 10) 5885-8555

Facsimile: (86 10) 5885-1012

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Class B ordinary shares, par value US$0.0001 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

284,653,570 ordinary shares, par value US$0.0001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP  ☒            International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐            Other  ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our company,” “our” and “Perfect World” refer to Perfect World Co., Ltd., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our consolidated variable interest entities;

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

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“SAIF” refers to SB Asia Investment Fund II L.P., a holder of our Class A and Class B ordinary shares, and its affiliates;

•	“MMORPGs” refers to massively multiplayer online role playing games, which are interactive online games that may be played simultaneously by hundreds of thousands of game players;

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

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents five Class B ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States;

•	all share and per share data have been adjusted to reflect a 10-for-1 share split that became effective on June 19, 2007; and

•	the “MIIT” refers to the PRC Ministry of Industry and Information Technology and its predecessor, the Ministry of Information Industry before June 2008.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008, and consolidated balance sheet data as of December 31, 2007 and 2008.

We and certain selling shareholders of our company completed the initial public offering of 13,570,000 ADSs, each representing five Class B ordinary shares, par value US$0.0001 per share, on July 31, 2007. On July 26, 2007, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “PWRD.” Our ADSs currently trade on The Nasdaq Global Select Market, a segment of the Nasdaq Global Market.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development and launch of additional MMORPGs, online casual games or other online games;

•	our various initiatives to implement our business strategies;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China and other countries; and

•	the regulatory environment in China and other countries relating to the Internet and Internet content providers, including online game developers and operators.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the period from March 10, 2004 (date of inception) to December 31, 2004 and the year ended December 31, 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,
		2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Online game operation revenues	—	—	98,392	615,741	1,250,960	183,358
Overseas licensing revenues	—	—	1,014	73,383	186,218	27,295
Total revenues	—	—	99,406	689,124	1,437,178	210,653
Cost of revenues	—	—	(24,604)	(118,983)	(175,264)	(25,689)
Gross profit	—	—	74,802	570,141	1,261,914	184,964
Operating expenses	(6,875)	(29,563)	(102,253)	(219,892)	(584,813)	(85,719)
Operating (loss) income	(6,875)	(29,563)	(27,451)	350,249	677,101	99,245
Total other income (expenses), net	63	129	(291)	23,287	22,659	3,321
(Loss) income before tax	(6,812)	(29,434)	(27,742)	373,536	699,760	102,566
Net (loss) income	(6,812)	(29,434)	(27,945)	361,949	646,456	94,754
Series A convertible preferred shares accretion	—	—	(1,834)	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	—	—	(1,019)	(1,740)	—	—
Net (loss) income attributable to ordinary shareholders	(6,812)	(29,434)	(30,798)	360,209	646,456	94,754
Net (loss) income per ordinary share
Basic	(0.05)	(0.20)	(0.21)	1.73	2.30	0.34
Diluted	(0.05)	(0.20)	(0.21)	1.35	2.18	0.32
Net (loss) income per ADS
Basic	(0.23)	(0.99)	(1.02)	8.63	11.50	1.69
Diluted	(0.23)	(0.99)	(1.02)	6.77	10.91	1.60

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,
		2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations:
Basic	148,571,430	148,571,430	150,403,134	208,737,775	280,987,729	280,987,729
Diluted	148,571,430	148,571,430	150,403,134	267,224,171	296,238,151	296,238,151
Share-based compensation cost included in:
Cost of revenues	—	—	(9)	(128)	(3,000)	(440)
Research and development expenses	—	—	(312)	(1,703)	(22,366)	(3,278)
Sales and marketing expenses	—	—	(31)	(876)	(4,733)	(694)
General and administrative expenses(1)	—	—	(37,828)	(5,638)	(19,801)	(2,902)

(1)	Includes a RMB30,300,487 one-time share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of these restrictions in 2006 and a RMB7,508,775 one-time share-based compensation charge in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in 2006.

	As of December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,871	4,272	101,357	1,496,033	1,333,076	195,394
Total assets	9,577	8,489	127,530	1,665,741	2,562,288	375,564
Total liabilities	1,389	29,735	84,030	275,365	896,686	131,431
Series A convertible preferred shares	—	—	61,797	—	—	—
Total shareholders’ equity	8,188	(21,246)	43,500	1,390,376	1,665,602	244,133
Total liabilities and shareholders’ equity	9,577	8,489	127,530	1,665,741	2,562,288	375,564

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On June 12, 2009, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8352 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008
December	6.8225	6.8539	6.8842	6.8225
Full year	6.8225	6.9193	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 12, 2009)	6.8352	6.8328	6.8371	6.8264

(1)	For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Company

We have a limited operating history and the long-term potential of our online games is unproven, which makes it difficult to evaluate our business and prospects.

We commenced our game development business in 2004 and launched our first MMORPG, Perfect World, in China in January 2006. We launched six additional MMORPGs and one online casual game in China during the period from September 2006 to April 2009, while our revenues increased from RMB99.4 million in 2006 to RMB1.4 billion (US$210.7 million) in 2008. In September 2008, March 2009 and June 2009, we launched localized versions of Perfect World II, Pocketpet Journey West and Zhu Xian, respectively, in North America through our subsidiary, Perfect World Entertainment Inc., or PW USA. As such, we have a limited relevant operating history for you to evaluate our business, financial performance and prospects. We may not be able to achieve similar growth rate or game development pace in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects, because we may not have sufficient experience to address the risks frequently encountered by early stage companies entering rapidly evolving markets, including the online game market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have adopted an item-based revenue model for all but one of our games, and we intend to apply this revenue model to most of our new games. This relatively new revenue model may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for all of our games except for our first MMORPG, Perfect World, for which we use a time-based model whereby players are charged for their playing time. Going forward, we intend to apply the item-based model to most of the new games that we operate.

Under the item-based revenue model, players are able to play the online game free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. While several other online game companies have adopted the item-based model, it is still relatively new compared to the more proven time-based model and results in new risks and uncertainties for us. The item-based model will require us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items will require us to track even more closely consumer tastes and preferences, especially in-game spending trends. In addition, the item-based model may cause additional concerns with the PRC regulators, who have been trying to implement ways to reduce the amount of time that Chinese youths spend on online games. A model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will be successful, or that it will not have a negative impact on our financial condition and results of operations.

Our revenue recognition policy for the item-based games entails our best estimates of the lives of various items associated with each of our item-based games. As we adopted the item-based revenue model beginning in September 2006, we have a limited operating history and data for our item-based games on which to base our revenue recognition policy for such games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated lives of such items. We consider the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these permanent ownership items, which, in some cases, may be as long as the estimated life of the related game. However, given the relatively short operating history of our item-based games, our estimate of the period that players typically play our games may not accurately reflect the actual lives of the items. We have been revising our estimates as we continue to gain operating data, and refine our estimation process and results accordingly. Any future revisions to estimates could adversely affect the time period during which we recognize revenues from these items. For example, an increase in the estimated lives of these items would increase the period over which the revenues from the items are recognized. See Item 5, “Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition.”

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

We plan to invest a significant amount of financial and personnel resources in developing, launching and operating new online games. The success of our new online games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences and technological advances in a timely manner. We cannot assure you that the games we develop will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to players, able to compete with games operated by our competitors or commercially successful. In addition, as we introduce new games, some of our existing customers may switch to the new games. If this transfer of players from our existing games does not grow our overall player base and revenues, our growth and profitability may be materially and adversely affected.

Runic Games, Inc., or Runic Games, a specialized developer of personal computer-based entertainment software in the United States, has licensed us to operate one MMORPG under development. In the future, we may also license or acquire additional new games from other game developers. However, we have no track record in operating games licensed or acquired from other developers, and we may not be able to identify appropriate games or enter into arrangements with those developers to offer these games in China or elsewhere, on terms acceptable to us. If we are not able to develop, license or acquire additional online games that are commercially successful and have continuing appeal to players, our future profitability and growth prospects will decline.

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

The global financial and economic crisis, particularly the slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. The Chinese economy has also slowed down significantly since the second half of 2008 and this trend may continue for the rest of 2009 and beyond. Since we derive most of our revenues from China, any prolonged slowdown in the Chinese economy may have negative impact on our business, operating results and financial condition in a number of ways. For example, our game players may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing game players. Furthermore, the economic recession in other countries where our games are operated may reduce game players’ level of disposable income, perceived future earnings capabilities and willingness to spend, and may thus result in a decline in our revenues and profit.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, including online payment systems and related security systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, customers, overseas licensees and third-party service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies.

We believe that there are over 100 online game operators in China. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our principal competitors in China include Shanda Interactive Entertainment Limited, or Shanda, The9 Limited, or The9, Netease.com, Inc., or Netease, Changyou.com Limited, or Changyou, Giant Interactive Group Inc., or Giant Interactive, Tencent Holdings Limited, or Tencent, and Shanghai Everstar Online Entertainment Co. Ltd., or Nineyou. Our potential competitors also include major Internet portal operators, other domestic and foreign game developers and publishers, and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we have. Some of our competitors or potential competitors, especially major foreign online game developers, have greater game development resources than we have. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of MMORPGs and other online game offerings than we do. As a result, they may be able to take greater risks and endure lower than expected performances from some of their games.

In addition, our competitors may introduce new business models, and if these new business models are more attractive to customers than the business models we currently use, our customers may switch to our competitors’ games. We believe that competition in the online game market in China may become more intense as increasing numbers of online games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our players or growth rate of our player base, or cause us to reduce usage fees or the prices of certain in-game items. All of these competitive factors could have a material adverse effect on our revenues and profitability.

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

As we currently depend on a limited number of online games for substantially all of our revenues, any adverse developments relating to these games may adversely affect our future results of operations.

We anticipate that our existing seven MMORPGs and one online casual game in operation will continue to account for a substantial percentage of our revenues in 2009. Although we currently have seven new games in pipeline, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	failure by us to make quality upgrades, expansion packs, enhancements or improvements to the existing games in a timely manner;

•	any reduction in or failure to grow the player base of these existing games, any decrease in their popularity in the market due to intensifying competition or other factors;

•	any decrease in or failure to grow the amount of revenues generated from the existing games; or

•	any breach of game-related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to our games.

Our failure to anticipate or successfully implement new technologies could render our game engines, game development platforms or games uncompetitive or obsolete, and reduce our revenues and market share.

Our proprietary game engines, game development platforms and anti-cheating expertise are critical to our success. The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant financial resources in research and development to keep pace with technological advances in order to make our development capabilities and our games competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which online game technology has been and will continue to be developed, we may not be able to timely upgrade our game engines or our game development platforms in an efficient and cost-effective manner, or at all. New technologies in online game programming or operations could render our technologies, our existing online games or the games that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this report, we have licensed seven of our games to game operators overseas. We plan to further license our existing and new games in more countries and regions. The offering of our games in the international markets exposes us to a number of risks, including:

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

Certain countries in Europe are considering banning the distribution of violent games. Korea also requires online game companies to obtain a ratings classification for online games and implement procedures to restrict the distribution of online games to minors. Furthermore, Vietnam strictly implements an anti-addiction system throughout the country and under such system, online game operators are required to reduce the value of in-game benefits to a player by half after three hours’ continuous play and further to zero after five hours’ continuous play. As a result, our international expansion may also be adversely affected by public opinion or government policies overseas.

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

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to our success. In particular, we have spent significant amount of time and resources in developing our game engines and must continue to protect the technology. We do not hold any patents in China or elsewhere and intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. We have taken steps to prevent the misappropriation of our proprietary technology, including registration of our existing online games and our Angelica 3D game engine for copyright protection, registration of our domain names and entering into non-competition and confidentiality agreements with our key employees. However, these steps may be inadequate. Any misappropriation by our employees, licensees or other third parties of intellectual property used in our business, whether licensed to us or owned by us, could have an adverse effect on our business and operating results. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

We may be subject to intellectual property infringement claims which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing certain of our existing games.

We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or other intellectual property rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations and prospects.

In July 2007, a China-based online game company claimed that it owned certain trademarks of “Chibi” in four key categories, including “online game” and “game” in China, despite the fact that we filed a trademark application in China in October 2006 for the Chinese name of Chi Bi under Category 41, which includes online game. According to our trademark search of publicly available sources and our PRC counsel’s trademark search with the Trademark Office of the State Administration for Industry and Commerce in China in July 2007, we were not aware that the Chinese name of Chi Bi had been preliminarily approved as a registered trademark relating to online game under Category 41 in China. We believe that our Chi Bi game and the proposed trademark related to the game do not infringe upon any third party’s rights.

On May 27, 2009, IQ Biometrix, Inc., a Delaware corporation, filed a complaint against us in the United States District Court, Northern District of Illinois, Eastern Division (Case No.: 09CV3180), alleging that we and our products, including our Perfect World game, have been and are infringing upon one or more claims of the two U.S. patents entitled “Method and Apparatus for Creating Facial Images” and “System and Method for Creating and Displaying a Composite Facial Image” that have been issued to the plaintiff, and seeking damages and a permanent injunction against our alleged infringement of the two patents. We intend to vigorously defend ourselves against the claims made in this case. If the court finds that we have infringed upon one or more claims of the two patents, we may no longer be able to operate the affected game(s) with respect to the United States, and we may also have to pay damages and legal fees and related costs, which could be significant. These outcomes may have a material adverse effect on our business, financial condition and results of operations.

Some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees are involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. We may also become subject to claims from our customers from time to time. If any such claim arises, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative technologies or games and be forced to pay fines and damages, any of which may materially and adversely affect our business and results of operations.

Moreover, we currently derive, and expect to continue to derive, substantial revenues and profits from online games based on intellectual property licensed to us exclusively by third parties. Any of our licensors may be subject to intellectual property rights claims with respect to those aspects of the online game licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we might lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the intellectual property, and our results of operations could be materially and adversely affected.

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

The financial soundness of our licensees, distributors and vendors could affect our business and results of operations.

As a result of the disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, our licensees, distributors, service or product suppliers and other vendors may experience cash flow concerns. As a result, licensees and distributors may delay their payment to us and vendors may increase their prices, reduce their output or change terms of sales. Additionally, if the operating and financial performance of our licensees, distributors and/or vendors deteriorates, or if they are unable to make scheduled payments or obtain credit, licensees or distributors may not be able to pay, or may delay payment of, accounts receivable owed to us and vendors may restrict credit or impose different payment terms. Any inability of current or potential licensees to pay us or any demands by vendors for different payment terms may adversely affect our earnings and cash flow.

We need a substantial amount of cash to fund our operations; if we fail to obtain additional capital when we require it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. In particular, we will also need capital to fund the expansion of our business and our research and development activities in order to remain competitive in this market. Future expansions, changes in market conditions or other developments may also cause us to require additional funds. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, operations and reputation;

•	general market conditions in our industry; and

•	economic, political and other conditions in China and elsewhere.

The current financial market disruption may make it difficult for us to raise additional capital, when needed, on acceptable terms or at all. If we are unable to obtain necessary capital in a timely manner or on commercially acceptable terms, our operation, results of operations and growth prospects may be materially and adversely affected.

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

Our quarterly operating results have experienced fluctuations and may continue to fluctuate in the future due to a variety of factors, including the demand for our products and services and our competitors’ products and services, the launch of our new games, changes in estimation of the average period that players typically play our games, the quality of the expansion packs for our existing games, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems. As an online game operator, our revenues in any quarter are substantially dependent on the amount of the game playing time spent by our players in that quarter and, in connection with our item-based revenue model, the amount of in-game items purchased, which is influenced by the overall game playing time and price of the items. To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage and purchases. Failure to meet our expectations or our inability to accurately estimate customer usage and purchases, could disproportionately and adversely affect our operating results in any given quarter. Given the relative newness of our online games and adoption of the item-based revenue model, it may be difficult to estimate customer usage and purchases. As a result, we believe that period-to-period comparisons of operating results are not necessarily indicative of our future results.

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

We lack experience in identifying, financing or completing large acquisitions or joint venture transactions. Our most recent acquisition happened in February 2009 when we acquired a 100% equity interest in Global InterServ (Caymans) Inc., or InterServ Caymans, from Global InterServ (B.V.I.) Inc., or InterServ, a subsidiary of a Taiwan-based game developer, for an aggregate purchase price of approximately US$23.2 million. Upon consummation of the transaction, InterServ Caymans and its two PRC subsidiaries, InterServ Information and Technology (Shanghai) Co., Ltd., or InterServ Shanghai, and Chengdu InterServ Information and Technology Co., Ltd., or InterServ Chengdu, became our wholly owned subsidiaries. This acquisition and our future similar transactions could also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions or alliances or in the process of integration could have an adverse effect on our ability to manage our business.

Our business and growth are substantially dependent on the continuing efforts of our senior executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our senior executive officers and key employees, especially Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Kelvin Wing Kee Lau, our chief financial officer, Mr. Di He, our chief technology officer, Mr. Qing Li, our chief design officer, Mr. Qi Zhu, our senior vice president in charge of operations, Mr. Davis Jian Li, our senior vice president in charge of our business development and the general manager of our Shanghai office and Mr. Alan Ming Chen, our senior vice president and chief executive officer of PW USA. If one or more of our senior executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all. Our business may be severely disrupted and our financial conditions and results of operations may be materially and adversely affected. If any of our executive officers joins a competitor or forms a competing company, we may lose distributors, customers, service providers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain key employees, our business may be adversely affected.

We will need to hire and retain additional qualified employees, particularly experienced game development personnel with expertise in the online game industry. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements first apply to this annual report on Form 20-F for the fiscal year ended December 31, 2008.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2008. During the course of evaluating our internal controls over financial reporting as of December 31, 2008, we noted a significant deficiency, i.e., we will need to further improve our resources to address complex U.S. GAAP accounting issues in a timely manner. We plan to hire additional accounting staff with sufficient US GAAP expertise and further train our existing accounting staff to address the significant deficiency and to improve our internal control over financial reporting generally.

However, if we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the Nasdaq or other regulatory authorities. Any such action could adversely affect our financial results and the market price of our ADSs.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of H1N1, or swine influenza, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. A recent outbreak of swine influenza in Mexico could spread to China and there have been confirmed cases of swine influenza in China. Any prolonged recurrence of swine influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities. For example, after the Sichuan earthquake in May 2008, we suspended our game service during a three-day national mourning period.

If tax benefits currently available to our PRC subsidiaries and PW Network are reduced or repealed, our business and results of operations could suffer.

Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under the PRC tax rules and policies then effective, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential EIT rate of 15% and was further entitled to a two-year EIT exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. Under the previous income tax laws and rules, Beijing Perfect World Network Technology Co., Ltd., or PW Network, was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 were the first two years during which PW Network had cumulative taxable income. Accordingly, PW Network was exempted from EIT in 2007 and 2008 and would be entitled to a 50% reduction of its applicable EIT rate from 2009 to 2011. Beijing Perfect World Software Co., Ltd., or PW Software, was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from EIT from 2007 to 2009 and would be entitled to a 50% reduction of its applicable EIT rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted a new corporate income tax law, or the New CIT Law, which has taken into effect from January 1, 2008. The implementing rules of the New CIT Law, or the Implementing Rules, were adopted on December 6, 2007 and have taken into effect from January 1, 2008. Under the New CIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, PW Software, and domestic companies would be subject to CIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies. The preferential tax rate for “high and new technology enterprises” is 15%. Furthermore, enterprises that were established and already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term.

PW Network has been qualified as “high and new technology enterprise” from 2008 to 2010 and maintained its “software enterprise” status in 2008. Since PW Network elected to enjoy the preferential tax treatment as a “software enterprise,” PW Network was entitled to the tax exemption in 2008 and will continue to be entitled to a 50% reduction of its applicable CIT rate from 2009 to 2011. The reduced applicable CIT rate of PW Network will be 12.5% from 2009 to 2011. However, the qualification as “software enterprise” status is subject to an annual assessment by the government authority in China. There is no assurance that PW Network will continue to meet the qualification or that the relevant government authority will not revoke its “software enterprise” status. PW Software has also been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable CIT rate in 2010. The reduced applicable CIT rate of PW Software in 2010 will be 7.5%. If PW Software would also be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable CIT rate, with a reduced applicable CIT rate of 7.5% from 2011 to 2012.

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

Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the New CIT Law, which would have a material adverse effect on our results of operations.

Under the New CIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, we may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiaries, PW Software and InterServ Shanghai, are exempt from PRC withholding tax. Pursuant to the New CIT Law and the Implementing Rules which are effective as of January 1, 2008, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans, are incorporated, does not have such a tax treaty with China. Under the New CIT Law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. Perfect Online Holding Limited, or PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, or the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New CIT Law and the Implementing Rules, if PW Hong Kong is regarded as a non-resident enterprise and therefore is subject to a 5% withholding tax for any dividends payable to it from PW Software, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the New CIT Law and its implementation rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or ADS holders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the New CIT Law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to 10 votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Some of our major shareholders who acquired our shares prior to our initial public offering hold our Class A ordinary shares. As of the date of this annual report, holders of our outstanding Class A ordinary shares represent 72.3% of our aggregate voting power, and holders of our outstanding Class B ordinary shares represent 27.7% of our aggregate voting power. We continue to maintain the dual-class ordinary share structure. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the online game and online reading industries, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of these restrictions, we rely on PW Network and Beijing Huanxiang Zongheng Network Technology Co., Ltd., or PW Literature, to hold and maintain the licenses necessary to operate our online games and online reading services in China respectively. PW Network is a Chinese company controlled by Beijing Shiji Xiangshu Technology Co., Ltd., a PRC company controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer. PW Network and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Network. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. PW Literature is a Chinese company owned by Mr. Michael Yufeng Chi, and Mr. Qi Zhu, our senior vice president who is in charge of operations. PW Literature and its equity owners have also entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Literature. These include two loan agreements, an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. For a description of these contractual arrangements with PW Network and PW Literature, see Item 4, “Information on the Company—History and Development of the Company” and Item 7, “Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners” and “Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

Under the equity pledge agreements, the shareholders of PW Network and PW Literature pledged their respective equity interests in PW Network and PW Literature to PW Software. According to the PRC Property Rights Law which has taken into effect as of October 1, 2007, such pledge has to be registered with the relevant administration for industry and commerce. Before October 1, 2008, PW Software applied for registration of the pledge of PW Network’s equity interests, but the application was denied as no registration procedures were available. In September 2008, the State Administration for Industry and Commerce of China issued the Administrative Measure of Share Pledge Registration, which has taken into effect as of October 1, 2008, and stipulated the registration procedures for equity pledge in accordance with PRC Property Rights Law. We are currently in process of applying for registration of the pledge of PW Network and PW Literature’s equity interests with Beijing Administration for Industry and Commerce. We cannot assure you that PW Software will be able to register the pledge in the near future, and if PW Software is unable to do so, the effectiveness of such pledge may be affected.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours. We have made verbal inquiries with the officials at the MIIT, but have not been able to get a definitive answer as to the applicability of the Circular to our corporate structure and to the enforcement and performance of the contractual arrangements between PW Software on the one hand, and PW Network, PW Literature and their respective shareholders on the other.

In the opinion of King & Wood, our PRC counsel, (i) the ownership structure and the business and operation model of each of PW Software, PW Network and PW Literature are in compliance with all existing PRC laws and regulations, and (ii) each contract under PW Software’s contractual arrangements with PW Network, PW Literature and their respective shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking PW Software’s business license or PW Network or PW Literature’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game or online reading operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

PW Software’s contractual arrangements with PW Network and PW Literature may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that PW Software’s contractual arrangements with PW Network and PW Literature were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by PW Network and PW Literature, which could adversely affect us by (i) increasing PW Network or PW Literature’s tax liability without reducing PW Software’s tax liability, which could further result in late payment fees and other penalties to PW Network and PW Literature for underpaid taxes; or (ii) limiting the ability of PW Software or PW Network or PW Literature to maintain preferential tax treatments and other financial incentives.

PW Software’s contractual arrangements with PW Network and PW Literature and their respective equity owners may not be as effective in providing control over PW Network and PW Literature as direct ownership of PW Network and PW Literature.

We conduct substantially all of our operations, and generate substantially all of our revenues, through contractual arrangements with PW Network and PW Literature and their respective equity owners that provide us with effective control over PW Network and PW Literature. We depend on PW Network to hold and maintain certain licenses necessary for our online game business. PW Network also owns all of the intellectual property, facilities and other assets relating to the operation of our online games in China, and employs the personnel for our online game operation and distribution. We will depend on PW Literature to provide online reading and related services. We have no ownership interest in PW Network and PW Literature. Although we have been advised by King & Wood, our PRC legal counsel, that each contract under PW Software’s contractual arrangements with each of PW Network and PW Literature is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over PW Network and PW Literature as direct ownership of PW Network and PW Literature. In addition, PW Network and PW Literature or their respective equity owners may breach the contractual arrangements. For example, PW Network and PW Literature may distribute dividends to their respective equity owners who may decide not to remit these dividends to us in accordance with the existing contractual arrangements.

PW Network is wholly-owned by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd., which are companies controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, and several other beneficial owners of our ordinary shares. PW Literature is wholly-owned by Mr. Michael Yufeng Chi, and Mr. Qi Zhu, our senior vice president who is in charge of operations. Conflicts of interest between their duties to our company and to each of PW Network and PW Literature may arise. We cannot assure you that when conflicts of interest arise, the ultimate equity owners of PW Network and PW Literature will act completely in our interests or that conflicts of interest will be resolved in our favor. These ultimate equity owners could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others.

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

Due to the high degree of user loyalty to MMORPGs or other online games, easy access to personal computers and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of Internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés for the year of 2007 and increased the punishment for Internet cafés admitting minors. This notice also tightened the administration of in-game currency, and its impact on us and other operators of item-based online games is uncertain. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As many of our customers access our games and our online reading website from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games and our online reading or a reduction in or slowdown in the growth of our customer base or customer purchases of in-game items, thus adversely affecting our business and results of operations. Given the relatively limited use of personal computers in China and the relatively high cost of high-speed Internet access, closures or reduction in business hours of these cafés would significantly reduce the number of game players and online readers in China.

In April 2007, the General Administration of Press and Publication of China, or GAPP, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real- name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. The item-based revenue model that we adopted for most of our MMORPGs, including Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Battle of the Immortals, may raise additional concerns with the PRC regulators who may find that a model that does not charge for time is inconsistent with the goal of reducing the overall playing time of young game players. As this is a relatively new revenue model for online games in China, it is uncertain how the PRC government authorities will react to the model and its effect on overall playing time.

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

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Most of our operations are conducted in China and most of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Future actions and policies of the PRC government could materially affect our liquidity and access to capital and our ability to operate our business.

The laws and regulations governing the online game and online reading industries in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game and online reading industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game and online reading industries.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games and online reading services. For example, an Internet content provider, or ICP, such as PW Network and PW Literature, must obtain an ICP license in order to engage in any commercial ICP operations within China. Online game and online reading operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games and reading services through the Internet. Before May 2008, we did not hold an Internet publishing license as the issuance of such licenses had been suspended by the GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Battle of the Immortals was published by PW Network. Perfect World will be published by PW Network after completing the relevant governmental procedures. Other online games we currently offer were published by an unrelated publisher which holds an electronic publishing license. The term of our agreements with that publisher in connection with the publication of our online games, namely, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Hot Dance Party, will expire on September 5, 2009, November 2, 2009, April 6, 2010, August 29, 2010, April 24, 2011 and January 7, 2011, respectively. The current PRC rules are not clear as to whether this practice is permissible, or whether any penalties shall be imposed on this practice. We have made verbal inquiries with the officials at the GAPP and been informed that the GAPP is aware of and does not object to such practice, where an online game operator publishes its online games through a holder of electronic publishing license, so long as the Internet publication of such online games has been filed with the GAPP. The Internet publication of all of our existing online games, other than Perfect World, has been filed with the GAPP. If this practice is challenged by the GAPP, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. PW Network is applying to publish the online games that are published by the unrelated publisher, including Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Hot Dance Party, and we will terminate our agreements with that publisher as soon as PW Network gets the approvals to publish these online games by itself. In order to operate the online reading business, PW Literature has applied to the GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

As both the online game industry and the online reading industry are at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game and online reading industries. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. While we believe that we are in compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

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

In addition, the MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content in our online games and online reading services and on our websites, and keep records and report to relevant authorities, which may reduce our player and reader base, the amount of time our games are played or the purchases of in-game items. This would have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our online games, online reading services and websites, including a suspension or shutdown of our operations.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our game players.

In the course of playing our games, some virtual assets, such as performance-enhancing items, clothing, accessories, pets and other in-game items, are acquired and accumulated. Such virtual assets can be highly valued by game players. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

Restrictions on virtual currency may adversely affect our game operations revenues.

Our game operations revenues are collected through the sale of our prepaid game cards or sale of our online points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by the Ministry of Culture on February 15, 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items. These restrictions may result in lower sales of our prepaid game cards or game points, and could have an adverse effect on our game operations revenues.

Recent PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games.

On December 12, 2007, the State Administration on Radio, Film and Television, or SARFT, and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, or the SARFT Rule, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services.

On May 1, 2007, PW Network and Shanghai Feifahong Network Technology Co., Ltd., or Shanghai Feifahong Network, entered into an agreement under which Shanghai Feifahong Network provides PW Network with Internet video/audio program services on Shanghai Feifahong Network’s website for our online games Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, ChiBi, Pocketpet Journey West and Battle of the Immortals. Shanghai Feifahong Network also covenants in the agreement that it shall obtain all necessary permits/licenses to perform this agreement. As of the date of this report, Shanghai Feifahong Network has not obtained the license on Internet video/audio service from SARFT and therefore Shanghai Feifahong Network’s website may be suspended or closed under the SARFT Rule, which may adversely affect the operation of the above online games.

Noncompliance with offshore investment regulations in China may result in potential administrative penalties and other adverse impact to us.

PRC regulations on offshore investment require a PRC domestic company to go through certain examination and approval procedures before its offshore investment. PW Software incorporated Perfect Sky Online Co., Limited, or PW Sky, in May 2009 in Hong Kong without completing the above procedures. As of the date of this annual report, we have not been imposed any administrative penalties in respect of such non-compliance. We are in the process of applying for the approval from the Beijing Municipal Commission of Commerce for PW Software’s investing in PW Sky. If we are not able to obtain such approval, we may be subject to certain penalties, including without limitation to, fines and restriction on PW Sky’s access to foreign exchange.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. In May 2007, SAFE issued the Notice of the State Administration of Foreign Exchange on Operating Procedures Concerning Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. According to Notice 75 and Notice 106, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 and Notice 106 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch.

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75, Notice 106 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75, Notice 106 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries or PW Network or PW Literature, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

The new M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, set forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We made some acquisitions and investments in the past and we may grow our business in part by acquiring complementary businesses in the future. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, if any PRC regulatory agency determines that any of our past acquisitions was not in compliance with the requirements of the New M&A Rule, the regulatory agency may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries and affiliated entities incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. In addition, we depend on PW Network and PW Literature to honor their agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We partly rely on dividends paid by our operating subsidiaries in China for our cash needs.

We partly rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50% of their registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiaries are also required to allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and result of operations.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.3% against the U.S. dollar between July 21, 2005 and December 31, 2008. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. As substantially all of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Substantially all of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiaries and affiliated entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our subsidiaries or affiliated entities in China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Risks Related to Our Shares and ADSs

The market price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from July 26, 2007, the first day on which our ADSs were listed on Nasdaq, until June 18, 2009, the trading price of our ADSs has ranged from US$8.78 to US$37.00 per ADS and the closing sale price on June 18, 2009 was US$26.68 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online game industry;

•	changes in the economic performance or market valuations of other online game companies;

•	announcements by us or our competitors of new products or services, new revenue models, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations; and

•	general economic or political conditions in China or any other country where one or more of our games are operated.

Volatility in global capital markets, such as impact from recent global financial services and economic crises, could also have an effect on the market price of our ADS. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

Based on the market price of the ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

In December 2007, we incorporated Perfect Online Holding Limited, or PW Hong Kong, a wholly owned subsidiary, in Hong Kong, and obtained approval from Beijing Commercial Bureau for transferring all our equity interest in PW Software to PW Hong Kong. The new business license of PW software after such transfer was obtained in January 2008.

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

In April 2008, we established PW USA, a Delaware corporation and our wholly owned subsidiary, to capture potential business opportunities in North America. PW USA is currently operating three of our games in North America.

In June 2008, PW Software entered into contractual agreements with PW Literature, an online reading service provider in China and its equity owners, namely Mr. Michael Yufeng Chi and Mr. Qi Zhu, pursuant to which PW Software provides technical support and research and development services to PW Literature. Through these contractual arrangements, we have the ability to effectively control PW Literature’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Literature and PW Literature is a VIE of our company under U.S. GAAP. Accordingly, we consolidate PW Literature’s results of operations, assets and liabilities in our financial statements. See Item 7, “Related Party Transactions” for a description of the contractual arrangements among PW Software, PW Literature and its equity owners.

In August 2008, PW Network invested RMB3.0 million (US$0.4 million) for a minority stake in Beijing Perfect World Cultural Communication Co., Ltd., or PW Cultural, a newly established Chinese media and entertainment company. In April 2009, PW Network further entered into a capital increase and share transfer agreement with PW Cultural and the other equity holder of PW Cultural, to invest an aggregate of RMB70.0 million (US$10.3 million) in PW Cultural to acquire additional equity in and increase the registered capital of PW Cultural. PW Network holds 89% equity in PW Cultural after the completion of this transaction. PW Cultural is principally engaged in film and television program production and advertising services in China.

In October 2008, we incorporated Perfect Game Holding Limited, or PW BVI, a wholly owned subsidiary, in British Virgin Islands. In the same month, PW BVI entered into an agreement with InterServ regarding the acquisition of an online game named Meteor Online, an exclusive license of the sales and publishing rights to an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine for a total purchase price of approximately US$15.0 million in cash. In February 2009, PW BVI acquired a 100% equity interest in InterServ Caymans from InterServ for an aggregate purchase price of approximately US$23.2 million. Upon consummation of the transaction, InterServ Caymans and its two PRC subsidiaries InterServ Shanghai and InterServ Chengdu became our wholly owned subsidiaries.

In November 2008, PW Network established Shanghai Perfect World Network Technology Co., Ltd., or Shanghai PW Network, to expand our game operation and development.

In January 2009, we established Perfect Star Co., Ltd., or PW Malaysia, a Malaysia corporation and our wholly owned subsidiary, to capture potential business opportunities in Southeast Asia region.

In February 2009, PW Network established Chengdu Perfect World Network Technology Co., Ltd., or Chengdu PW Network, to expand our game operation and development.

In March 2009, we established Perfect World Interactive Entertainment Co., Ltd., or PW Interactive, a wholly owned subsidiary, in Cayman Islands.

In April 2009, Chengdu PW Network invested RMB15.0 million (US$2.2 million) to acquire a 30% equity interest in Chengdu Ye Net Science and Technology Development Co., Ltd., or Ye Net. This Chinese company is principally engaged in web game development and operation. Chengdu PW Network also has the option to acquire additional equity in Ye Net.

In April 2009, PW BVI established Perfect Pictures Co., Ltd., or PW Pictures, a wholly owned subsidiary of PW BVI in British Virgin Islands.

In May 2009, PW Software incorporated Perfect Sky, a wholly owned subsidiary of PW Software, in Hong Kong.

Our principal executive offices are located at 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is (8610) 5885-8555. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2008, according to a report published by IDC, a premier global provider of market intelligence and advisory services for the information technology, telecommunications, and consumer technology markets. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive local knowledge and experience, enable us to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China. From 2006 to the date of this annual report, we launched, in China, seven self-developed MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Battle of the Immortals, and our first online casual game, Hot Dance Party. In the first quarter of 2009, our games recorded approximately 615,000 average concurrent users in China. In April 2008, we established our wholly owned U.S. subsidiary, PW USA, to capture potential business opportunities in North America. In September 2008, March 2009 and June 2009, we launched localized versions of Perfect World II, Pocketpet Journey West and Zhu Xian, respectively, in North America through PW USA. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

Our core technology capabilities consist of our proprietary game engines, game development platforms and real-time anti-cheating expertise, all developed and built by our experienced development team. In particular, our Angelica 3D game engine enables us to create superior 3D graphics with impressive visual effects and provides the technical foundation for realizing innovative features in the game environment. Our game development platforms are built on modularized functions which allow us to have the ability to develop our online games within approximately 6 to 24 months and to update our games frequently through expansion packs.

We have achieved an impressive game development track record. According to IDC, Zhu Xian was ranked among the “Top 10 Popular Online Games” and the “Top 10 Popular Domestic Online Games” in China in 2008. Each of Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi and Pocketpet Journey West was ranked among the top ten of the “3D MMORPG” in China in 2008 according to IDC. Chi Bi was a winner of one of the “Best Self-Developed Online Games” award, and Zhu Xian was ranked among the “Top 10 Most Favorite Online Games among Game Players” at the China Digital Entertainment Exposition and Conference, or ChinaJoy, in

2008. Pocketpet Journey West was a winner of one of the “Best Q-version Online Games” award at ChinaJoy in 2008. Zhu Xian was named one of the “2008 Top 10 Most Popular Online Games” and was recognized as one of the “2008 Top 10 Most Popular Domestically Developed Online Games” at the 2008 China Game Industry Annual Conference. Hot Dance Party was ranked among the “2008 Top 10 Most Popular Online Casual Games,” and Battle of the Immortals was recognized as one of the “2009 Top 10 Most Anticipated Online Games” at the 2008 China Game Industry Annual Conference.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, and Battle of the Immortals under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2006, 2007 and 2008, 46.9%, 93.7% and 97.2%, respectively, of our online game operation revenues were generated through this item-based revenue model. Hot Dance Party previously used an item-based revenue model, but from early April 2008 to early September 2008, we have offered this game to users free of charge for all in-game items in order to attract users to play the game. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 35 third-party distributors of our physical cards and two national distributors of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although a substantial portion of our revenues are generated in China, we have licensed our games, Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals to leading game operators overseas, and we plan to license our games to more countries and regions.

We have grown substantially since our inception, and generated revenues of RMB99.4 million, RMB689.1 million and RMB1.4 billion (US$210.7 million) in 2006, 2007 and 2008, respectively. Our net loss of RMB27.9 million in 2006 included one-time share-based compensation charges in the amount of RMB37.8 million incurred in the year. We achieved net income of RMB361.9 million and RMB646.5 million (US$94.8 million) in 2007 and 2008, respectively.

Products and Services

Since our inception in March 2004, we have developed, operated and distributed six 3D MMORPGs, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, one 3D online casual game, Hot Dance Party, and one 2.5D MMORPG, Battle of the Immortals. 2.5D games are generally in between 2D and 3D games in terms of hardware requirements as well as overall graphics. All of our games are developed by using our Angelica 3D game engine except that Battle of the Immortals is developed by using our 2.5D game engine, or Cube engine. Our games offer “anytime play,” meaning users can play the games 24 hours a day, seven days a week.

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

The following table summarizes the launch date, number of expansion packs releases since the launch of the game and the minimum hardware configuration requirements for each of the MMORPGs and the one online casual game that we are currently operating in China. Our games are designed to be flexible to present an effective game experience even for players who may not have state-of-the-art hardware.

Game	Date of Launch	Number of Expansion Packs Released Since Date of Launch	Minimum Hardware Configuration Requirements
Perfect World	January 2006	10	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 3 GB hard drive

Legend of Martial Arts	September 2006	6	Pentium III 600 Mhz CPU, 256 MB RAM, TNT DX8.0 display card and 1 GB hard drive

Perfect World II	November 2006	8	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 3 GB hard drive

Zhu Xian	May 2007	7	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2 GB hard drive

Chi Bi	January 2008	4	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 1.5 GB hard drive

Hot Dance Party	March 2008	4	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2.5 GB hard drive

Pocketpet Journey West	October 2008	nil	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2 GB hard drive

Battle of the Immortals	April 2009	1	Celeron 800 Mhz CPU, 256 MB RAM, Geforce2 MX 400/32M display card and 3.5 GB hard drive

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

In addition, although based on the original TV series, we have enriched the game content by creating stories developed specifically for the game. We engage a team of writers, including the playwright of the TV series. The game characters develop skills over time, gain experience and collect other game features and items upon completion of various story-related missions. In addition to employing many of the customization features found in Perfect World, Legend of Martial Arts contains several features designed to provide players a flavor of traditional oriental culture. These include an apprentice system, which is formed by martial arts masters according to Chinese legends, and a nick name/title system, which assigns interesting nick names and titles to players based on their respective game experience. The game has also added a marriage system, whereby game characters can get married to other game characters to add a sense of social reality to the experience.

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

In-game items can be “purchased” at virtual stores within the game using one of two kinds of currencies: either with an in-game virtual currency known as “yuanbao,” which game players obtain by purchasing prepaid game cards or game points with real money, or with another in-game virtual currency known as “gold coins,” which game players can obtain for free by completing certain missions and activities within the game.

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

Chi Bi. We launched our fifth MMORPG, Chi Bi, in January 2008. Chi Bi ( ) also uses an item-based revenue model. Chi Bi is a war story developed based on the well-known period in ancient Chinese history known as the Three Kingdoms. This game is designed to include various in-game weapons and large-scale map of the game environment in a historical cultural setting. Game players can freely choose to join any of the Three Kingdoms, i.e., Wei, Shu, or Wu, and are provided with full experience of the historical battles of the Three Kingdoms period. In addition, Chi Bi also features motion fighting system, allowing players to attack their opponents as they move, which we believe enhances appeal to game players. We co-promoted “Chi Bi” alongside the movie “Red Cliff,” which has the same Chinese names as “Chi Bi”, in China, according to an agreement signed with China Film Group Corporation, which owns the copyright to the movie in China.

Hot Dance Party. We launched Hot Dance Party in March 2008 using an item-based revenue model. Hot Dance Party ( ) is our first 3D online casual game. Hot Dance Party currently uses an item-based revenue model, but from early April 2008 to early September 2008, we have offered this game to users free of charge for all in-game items in order to attract users to play the game. We also returned all fees we previously collected from users with respect to their purchases of in-game items in this game. Hot Dance Party allows players to enjoy dancing game play in a captivating 3D game environment with a variety of background music choices. Furthermore, we have incorporated certain community features such as establishing a virtual family, into this game. Game players can also raise virtual pets in the game environment and improve game characters’ appearance by using cosmetics.

Pocketpet Journey West. We launched our sixth MMORPG, Pocketpet Journey West, in October 2008. Pocketpet Journey West ( ) is a pet-themed 3D MMORPG and also uses an item-based revenue model. Pocketpet Journey West is developed based on “Journey to the West ( )”, one of the four classical novels of Chinese literature. The game is designed to include distinctive adventurers adapted from the novel. The game features innovative diversified pet systems, which will not only allow users to catch monsters as their pets, raise pets, and enhance attributes of pets, but also have many creative features which enable online game players to exchange pets, obtain particular skills and attributes by collecting special items, and combine two separate pets to create customized or enhanced attributes. The diversified pet systems are designed to bring an entirely new interactive pet raising experience to online game players.

Battle of the Immortals. We launched our seventh MMORPG, Battle of the Immortals, in April 2009. Battle of the Immortals, our first mysterious adventure 2.5D MMORPG, is developed based on our Cube engine. Battle of the Immortals enables game players to travel between Eastern and Western cultures, featuring themes ranging from Norse mythology to the history of China’s Qin Dynasty, catering to game players with different interests. This game also includes adventures in historic sites and turf wars.

Online Games Under Development. We currently have seven new games in pipeline, including six self-developed MMORPGs and one MMORPG under development licensed to us by Runic Games.

Our Proprietary Technologies

Game Engines

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

Our Angelica 3D game engine can support the development of a range of styles of games under various game environments. We have employed this engine to develop all of our existing 3D MMORPGs and our 3D online casual game, and are using it in connection with the development of new 3D online games.

We have developed our Cube engine, a 2.5D game engine, which was used to develop Battle of the Immortals. Our 2.5D Cube engine balances graphics quality and hardware requirements: it can generate high-quality graphics with 3D depiction of the background, in-game items and characters, while the games developed by Cube engine have relatively low hardware requirements compared to 3D games. Our 2.5D Cube engine adopts angle locking technique and manages to reduce the technical difficulty of graphics display by shielding sky and distant objects in the game scenes.

Game Development Platforms

Our game development platforms have been designed with modularized functions to allow our game designers and graphic artists to quickly enhance and expand on the game play, design and settings without getting bogged down by technical computer programming language. Designers and graphic artists can program by going through a series of user-friendly menus. This significantly shortens our game development process and allows us to quickly add content and features to our games even after their launch. Furthermore, as the same program development team supports the programming of each of our games via the same development platform, any programming improvement originated from one game can be readily introduced to other games. We believe that our various game development platforms provide us with a solid foundation to rapidly and frequently develop and introduce new games and to update our existing games.

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

Game Development

We believe that rapid and high-quality game development is critical to our success. Our game development team mainly consists of our programming department, design department and graphics department. In March 2008 we opened a research and development center in Shanghai to take advantage of the skilled workforce in the game development industry. In October 2008 we acquired a license to use InterServ’s cross-platform game development engine, and in February 2009 we acquired InterServ Caymans and its two PRC subsidiaries in Shanghai and Chengdu, both of which have further strengthened our research and development capability. We are working to integrate the newly acquired InterServ Shanghai and InterServ Chengdu, with the existing game development team. As of March 31, 2009, we had 1,132 game development personnel. Several core members of our development team have worked together for nearly a decade.

Unlike many of our competitors that operate MMORPGs licensed from foreign game developers, we have in-house capabilities that allow us to develop games rapidly and in response to constantly changing market demands and trends. Our game development cycle from initial design concept to launch has been approximately 6 to 24 months for some of our 3D games.

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

Membership Management and Payment System

Perfect Pass is our integrated membership management system. It is designed to provide our customers with an integrated user-friendly platform to log in, pay and purchase any products and services that we offer. To play our online games, a customer must register an account with our Perfect Pass system. Once registered, the customer may log into our network, select and activate the desired games that the customer wishes to play, and then charge his account with prepaid game cards or online points that enable the customer to play for a specified period of time or purchase in-game items. Each customer needs to maintain only one Perfect Pass account, which provides information regarding the customer’s available prepaid online points, profile and payment history of the last three months. As of March 31, 2009, we had approximately 18 million active accounts. An account is deemed active if a player has logged in such account at least once over the last three months.

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

Pricing and Distribution

Pricing. We have two different pricing models: (1) time-based, which we have adopted for Perfect World; and (2) item-based, which we have adopted for our other games operated in China. Under the time-based model, players pay for game playing time. The pricing was determined near the end of the open beta testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Under the item-based model, players can play the basic functions of the game free of charge for as long as they want. We generate revenues when players purchase in-game items such as performance-enhancing items, clothing, accessories and pets that enhance the game play. We determine the price of each in-game item before its introduction, generally based on an analysis of a series of benchmarks, such as the price of similar items offered in other online games, the market price of the real-life item represented by the in-game item, and pricing of other popular forms of entertainment.

Distribution. We established our distribution network by leveraging our management team’s extensive connections accumulated from their previous software distribution experience. We distribute our physical and virtual prepaid game cards and online points through various channels.

Physical card distribution. We generally sell physical cards through a network of third-party distributors. We have entered into agreements with 35 provincial distributors across China. These distributors resell the cards to sub-distributors who, in turn, distribute the cards to approximately 70,000 Internet cafés, newsstands, convenience stores and other retail outlets throughout China.

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

Overseas Licensing

As of the date of this report, we have licensed Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals to operators overseas. Under our license agreements, we allow our overseas licensees to exclusively operate, promote, service and distribute our games in specified territories. In return, we are generally entitled to an initial fee and ongoing royalties, the latter of which is generally determined based on the amount of money charged to players’ accounts or the services fees payable by the players to the licensee in a specific country or region. The licensees are responsible for the sales and marketing of our games in the specified territories, including setting the price of our games and virtual items, and usually there are minimum requirements on promotion expenditures. The licensees are also generally in charge of maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of our games, including providing technical tools for the localization of our games. We generally agree to provide our licensees with updates or upgrades to the licensed games, usually every three to six months or on a when-and-if-available basis. We also usually assist the licensee in preventing, detecting and resolving hacking and cheating activities.

We plan to further license our games to leading online game operators in additional countries and regions to expand the geographical presence of our games, including Southeast Asia, Europe and South America. All of Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals use an item-based revenue model. Our games offer differentiated in-game items in different territories, e.g., kimonos offered in Japan. The licensees determine the pricing of in-game items based on the local market conditions as well as our input.

The following table lists certain information with respect to the licenses that we have entered into for Perfect World II.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Soft-World International Corporation	June 15, 2006	December 2006	December 2009

Japan	C&C Media Co., Ltd.	July 29, 2006	April 2007	April 2012

Vietnam	Quang Minh DEC	August 25, 2006	February 2007	February 2010

Malaysia and Singapore	Cubinet Interactive Sdn Bhd	December 28, 2006	March 2007	March 2012

Korea	CJ Internet Corporation	December 12, 2006	October 2007	October 2012

The Philippines	Level Up! Inc.	December 12, 2006	July 2007	July 2012

Thailand	Cubinet Interactive Sdn Bhd	June 20, 2007	January 2008	January 2011

Brazil	Level Up! Interactive S.A.	December 14, 2006	May 2008	May 2013

Indonesia	PT. LYTO Datarindo Fortuna of Indonesia	August 31, 2007	August 2008	August 2011

Russia Federation and other Russian speaking territories	Nival Online LLC	August 31, 2007	June 2008	August 2011

Around forty European countries	Games-Masters.com Ltd.	July 24, 2008	Launched an English version of “Perfect World II” in Europe in December 2008	Three years from commercial launch of each language version, respectively

The following table lists certain information with respect to the licenses that we have entered into for Legend of Martial Arts.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Soft-World International Corporation	June 25, 2007	November 2007	November 2010

Japan	C&C Media Co., Ltd.	June 29, 2007	February 2008	February 2011

Malaysia and Singapore	Cubinet Interactive(s) Pte. Ltd.	June 29, 2007	March 2008	March 2011

Thailand	Cubinet Interactive(s) Pte. Ltd.	June 29, 2007	October 2008	October 2011

Vietnam	Cubinet Interactive(s) Pte. Ltd.	January 30, 2008	November 2008	November 2011

Korea	EYA Interactive Co. Ltd.	September 18, 2008	June 2009	June 2012

The following table lists certain information with respect to the licenses that we have entered into for Zhu Xian.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Malaysia and Singapore	Cubinet Interactive(s) Pte. Ltd.	January 30, 2008	November 2008	November 2011

Thailand	Cubinet Interactive(s) Pte. Ltd.	January 30, 2008	January 2009	January 2012

Vietnam	Cubinet Interactive(s) Pte. Ltd.	January 30, 2008	February 2009	February 2012

Taiwan, Hong Kong and Macau	Soft-World International Corporation	April 5, 2008	June 2008	June 2011

Japan	C&C Media Co., Ltd.	April 5, 2008	November 2008	November 2011

The Philippines	IP E-Game Ventures Inc.	June 12, 2008	December 2008	December 2012

Korea	CJ Internet Corporation	December 30, 2008	Second half of 2009 (expected)	Five years from commercial launch

The following table lists certain information with respect to the licenses that we have entered into for Chi Bi.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Malaysia, Singapore, Vietnam and Thailand	Cubinet Interactive(s) Pte. Ltd.	May 30, 2008	Launched in Malaysia and Singapore in August 2008	August 2011

Taiwan	Taiwan Index Corporation Ltd.	June 4, 2008	September 2008	September 2011

Hong Kong and Macau	Gamania Digital Entertainment (H.K.) Co., Ltd.	June 4, 2008	September 2008	September 2011

Japan	C&C Media Co., Ltd.	October 27, 2008	Second quarter of 2009 (expected)	Three years from commercial launch

Korea	KTHitel Co., Ltd.	December 30, 2008	Second half of 2009 (expected)	Five years from commercial launch

The following table lists certain information with respect to the licenses that we have entered into for Hot Dance Party.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Malaysia, Singapore, Vietnam and Thailand	Cubinet Interactive(s) Pte. Ltd.	August 10, 2008	Launched in Malaysia and Singapore in April 2009	April 2012

The following table lists certain information with respect to the licenses that we have entered into for Pocketpet Journey West.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Korea	HI-WIN Co., Ltd.	January 21, 2009	Second half of 2009 (expected)	Three years from commercial launch

The following table lists certain information with respect to the licenses that we have entered into for Battle of the Immortals.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Game Flier International Corporation	June 6, 2009	Second half of 2009 (expected)	Three years from commercial launch

Marketing and Promotion

We aim to rapidly attract game players and increase revenues from existing players by introducing innovative marketing and promotion strategies that are specifically designed for each of our games. Based on our extensive local knowledge and experience, we also combine entertainment and fashion elements into our marketing activities.

For Perfect World, a popular Chinese folk-rock band, Shui Mu Nian Hua, recorded the theme song, which was ranked among the top five most popular songs by several national charts in China. We sponsored the production of the MTV album featuring such song. This album was awarded the “Best Album in Mainland China” by Annual CCTV-MTV Music Awards in 2006. In addition, we supported the presentation of the theme song in one of China’s most important annual cultural events, Spring Festival Soiree. We also organized Shui Mu Nian Hua’s tour show in more than 40 universities across China, which was named as “Most Popular Offline Events” by a game players survey organized by Interactive Games in 2006. Furthermore, Crystal Liu, a popular TV star in China, was appointed as our “Miss Perfect” ambassadress for Perfect World. Our Miss Perfect was named as “Most Popular Game Ambassadress” by the same Interactive Games survey in 2006.

To promote Legend of Martial Arts, we engaged the TV playwright of the original TV series to participate in writing stories and missions for our game. When we announced the open beta testing of the game, we invited guests from the media, game industry and the public to visit the set of the TV series. After launching the game, to generate more enthusiasm and continued interest in the game, we have created Internet-based video stories to flesh out our game characters and story lines, with one of the most popular Chinese Internet celebrities, Ding Beili ( ), acting as the heroine.

Richie Jen, a well-known pop singer, was appointed as an ambassador for our game, Zhu Xian. He has also recorded two MTV theme songs featuring various scenes in the game.

We also entered into a cooperation agreement with China Film Group Corporation, or CFGC, the owner of the copyright to the movie “Red Cliff” in China, to co-promote our game, Chi Bi and this movie. The movie has the same Chinese name as our game. According to the agreement, we are the exclusive sponsor of this movie in the game industry, and we are entitled to use the materials of the movie, including video, posters and stills, to promote our game from September 2007 to April 2009 in China. In April 2008, we launched a co-promotion marketing campaign with Intel and Haier. Under the program, our Chi Bi game was displayed on Haier’s latest notebook computers featuring the latest Intel processor to demonstrate the visual effects. We also co-promoted our Chi Bi game with Nestlé through provision of Nestlé-branded in-game items and distribution of free in-game items via Nestlé’s promotion activities.

Jimmy Lin, a well-known pop singer, was appointed as spokesperson for our game, Pocketpet Journey West. Jimmy has also played two characters in the promotional video for this game and his image is used as non-playing character in this game. Louis Liu, a famous Chinese magician, was appointed as spokesperson for our game, Battle of the Immortals. In addition, we launched a series of co-promotion marketing campaigns for Pocketpet Journey West and Battle of the Immortals with Suning Appliance Co., Ltd., a leading electronics retail chain in China to increase our visibility to game players.

We employ other marketing programs and promotional activities to promote our games, including:

Live Promotions. We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as Internet café gatherings, player clubs, product press conferences, college marketing teams, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. We have promotion personnel to organize cooperative promotion campaigns with local distributors and Internet cafés throughout China. For example, in the second quarter of 2008, we held the “Innovation and Intelligence College Tour,” a series of promotions at various colleges in a number of big cities in China, to provide innovative and interactive experience to online game players at college. In the fourth quarter of 2008, we conducted “2008 Gratitude to Gamers” marketing campaign in 26 provinces and 166 cities.

In-Game Marketing. We conduct in-game marketing programs for our players from time to time, including player unions and game tournaments. We also frequently post announcements in the game environment to promote new items and features, usually linking with in-game events. Leveraging our in-house development capability, we offer new in-game items periodically, especially around the holidays and certain special events, such as the offering of in-game moon cake during the Chinese Moon Festival in 2008.

Advertising and Online Promotions. We advertise in many online game sites and game magazines that are updated regularly. To enhance our market penetration, especially among working professionals, we also advertise through flat-panel television displays placed in high-traffic areas of commercial office buildings, such as in lobbies and near elevators.

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

Our players can access our customer service center via phone, online in-game chats or e-mail at any time 24 hours a day, seven days a week. As of March 31, 2009, we had approximately 479 dedicated customer service representatives, many of whom are online game fans with deep understanding of game play and players. All of our customer service representatives are required to participate in a formal training program before commencing work. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. In addition, we also operate online bulletin boards that enable players to post questions to, and receive responses from, other players. In addition to providing customer service to our players, our customer service representatives also collect player comments and complaints about our games and generate periodic reports for our management and operations personnel that summarize important issues raised by players and our responses to those issues.

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

We also have a service center in Beijing, which is open to walk-in customers during normal business hours. All of our representatives at our service center are trained to address our customers’ questions and concerns and resolve any problems they may have with our products and services. Our customer service has obtained the ISO 9001:2000 certification since August 2007. In January 2008, we upgraded our customer service system by installing Avaya call center hardware system and Elite call center solution software to improve our customer service capabilities.

Network Infrastructure

We aim to build a reliable and secure network infrastructure to fully support our operations. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers. As of March 31, 2009, 70.0% of the approximately 3,720 servers we used were owned by us.

As of March 31, 2009, we employed approximately 135 technical support staff to maintain and improve our current technology infrastructure. We have a network operation team responsible for stability and security of our network. The team follows a workflow plan of problem detection, recording, analyzing and solving. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce risks of hacking. Our streamlined server groups support a large number of concurrent users. For example, a standard server group for our game, Legend of Martial Arts, allows for up to 15,000 concurrent players.

Competition

Competition in the online game market in China and the overseas markets where we offer our games is intense. We believe that the key competitive factors include the design, quality, popularity and price of online games and in-game items, the ability to rapidly update and upgrade games, marketing activities, sales and distribution network and customer service. We compete principally with the following groups of competitors:

•	online game developers and operators in China, including Shanda, NetEase, Changyou, Giant Interactive, Nineyou, and The9; and

•	other competitors, including major Internet portal operators in China, and game developers and operators in the overseas markets where we offer our games.

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

Seasonality

Our quarterly operating results may fluctuate due to seasonality and other reasons. Based on our recent experience, our revenues may be relatively low in the first and second quarters of the year. This is mainly a result of the “golden” holidays, such as the Chinese New Year holiday in January or February when many of our game players may go back to home town and have less access to the Internet, and national college admission exams in the second quarter when our game players spent less time playing online game. Our quarterly operating results are also affected by certain special events such as the Beijing Olympics in August 2008 and related government measures such as three-day national mourning for the Sichuan earthquake victims in May 2008. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the online game industry in China, which are discussed elsewhere in this annual report.

Intellectual Property

Our intellectual property rights include trademarks, trade secrets and domain names in China and copyright and other rights associated with our websites, game engines, technology platforms, self-developed software and other aspects of our business. We regard our intellectual property rights as critical to our business. We rely on trade secret protection, trademark and copyright law, non-competition and confidentiality agreements with our employees, and license agreements with our partners, to protect our intellectual property rights. We require our key employees to enter into agreements requiring them to keep confidential all information relating to our software, technology, business and trade secrets during and after their employment with us. These agreements also require our employees to assign to us all of their inventions and other intellectual property rights developed by them primarily in connection with our business.

We have registered our domain names www.pwrd.com, www.wanmei.com and www.perfectworld.com, and have registered a series of domain names in connection with each of games, including without limitation to, www.world2.com.cn, www.wulin2.com, www.w2i.com.cn, www.zhuxian.com, www.chibi.com, www.rwpd.com, www.kdxy.com, www.sgcq.com.cn with China Internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of all of our existing online games with the Trademark Office of the State Administration for Industry and Commerce in China. As of the date of this annual report, the trademark has been registered in classes 9, 16 and 35 in China, and the trademark has been registered in classes 9 and 16 in China. We have registered all of our existing online games, and our Angelica 3D game engine with the State Copyright Bureau Beijing Branch for copyright protection. We have also submitted the application for our 2.5D Cube engine with the State Copyright Bureau Shanghai Branch for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company’s intellectual property to the same extent as the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date.

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

PW Network also obtained a worldwide exclusive license to use the name, storyline and characters of the Internet novel “Zhu Xian” for the development and commercial operation of an online game and its updates, including the right to translate the game to any foreign language, with a term of 20 years from October 2006. Under the license agreement, PW Network is permitted to develop only one game based on the novel. We have fully paid the license fees under the license agreement. We launched our game Zhu Xian, which was developed based on the Internet novel, in late May 2007. In October 2008, we signed a separate agreement to obtain a worldwide exclusive license to use the name, storyline and characters of the Internet novel “Zhu Xian” for the development and commercial operation of another online game.

We have also been licensed, by third parties, certain other intellectual property, based on which we are entitled to develop online games.

Government Regulations

Our provision of online game and online reading services and related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online games, and regulated by various government authorities, including:

•	the Ministry of Industry and Information Technology and, before its formal establishment in 2008, its predecessor, the Ministry of Information Industry;

•	the General Administration of Press and Publications (the National Copyright Administration);

•	the State Administration for Industry and Commerce;

•	the Ministry of Culture;

•	the Ministry of Public Security; and

•	the State Administration on Radio, Film and Television.

The principal PRC regulations governing the Internet content provision industry as well as the online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001, and as amended in 2008);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2009);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Culture (2003, and as amended in 2004);

•	the Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Foreign Investment Industrial Guidance Catalogue (2007);

•	the Administrative Measures on Electronic Publications (2008);

•	the Administrative Measures on Software Products (2009);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Content Review Work of Online Game Products (2004);

•	some Opinions of the Ministry of Culture and the MIIT on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006);

•	the Circular on Implementing Online Game Anti-fatigue System to Protect the Health of the Minors (2007);

•	the Administrative Measures on Internet Video/Audio Program Services (2007); and

•	the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games (2007).

As both the online game industry and the online reading industry are at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game and online reading industries. See Item 3, “Key Information—Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game and online reading industries in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Restrictions on Foreign Investment

Under the above regulations, a foreign investor is currently prohibited from owning more than 50.0% of the equity interest in a Chinese entity that provides value-added telecommunications services, including online game, online reading and other Internet content provision. In addition, foreign and foreign invested enterprises are currently not able to apply for certain required licenses for operating online games or online reading in China.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, in order to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the Circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

We conduct our online game and related Internet content provision businesses in China through contractual arrangements with PW Network, one of our VIEs. PW Network is ultimately owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Tongyan Wang, a Chinese citizen, Mr. Di He, our chief technology officer and a holder of our ordinary shares, and Mr. Huan Su and Mr. Furui Chen. Mr. Huan Su and Mr. Furui Chen are shareholders of Prosperous World Company Limited and Worldwide Billionaire (BVI) Limited respectively, both of which are our shareholders. In addition, we conduct our online reading business in China through contractual arrangements with PW Literature, another of our VIEs. PW Literature is owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, and Mr. Qi Zhu, our senior vice president who is in charge of operations. In the opinion of our PRC legal counsel, King & Wood, the ownership structure and the business and the operation model of each of PW Software, PW Network and PW Literature, comply with all existing Chinese laws and regulations.

Regulation of Licenses

Online game and online reading operators are required to hold a variety of permits and licenses, which, among others, include:

ICP License. Under current Chinese laws and regulations, a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license for Internet content provision from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China. Each of PW Network and PW Literature has obtained the ICP Licenses.

Internet Culture Operation License. Each ICP License holder that engages in the supply of Internet culture products and related services, including provision of online games and online reading services, must obtain an additional Internet culture operation license from the appropriate culture administrative authorities pursuant to the Tentative Measures for Administration of Internet Culture (2003, and as amended in 2004). PW Network obtained an Internet culture operation license for the operation of online games in May 2008. As of the date of this annual report, PW Literature is in the process of applying for an Internet culture operation license for its operation of online reading business. We believe that PW Literature has satisfied all qualifications required to obtain such license. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it.

Internet Publishing License. The General Administration of Press and Publications, or GAPP, and the MIIT jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games or online reading services is deemed an Internet publication activity. Therefore, online game and online reading operators need to obtain an Internet publishing license in order to directly make their online games or online reading services publicly available in China. Historically, we did not hold such a license as issuances of such licenses were temporarily suspended by the GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Battle of the Immortals was published by PW Network. Perfect World will be published by PW Network after completing the relevant governmental procedures. The other online games we currently offer in China are published by an unrelated publisher which holds an electronic publishing license. The term of our agreements with that publisher in connection with the publication of our online games, namely, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Hot Dance Party, will expire on September 5, 2009, November 2, 2009, April 6, 2010, August 29, 2010, April 24, 2011 and January 7, 2011, respectively. The current PRC rules are not clear as to whether this practice is permissible, or whether any penalties shall be imposed on this practice. We have made verbal inquiries with the officials at the GAPP and been informed that the GAPP is aware of and does not object to such practice, where an online game operator publishes its online games through a holder of electronic publishing license, so long as the Internet publication of such online games has been filed with the GAPP. The Internet publication of all of our existing online games, other than Perfect World, has been filed with the GAPP. If this practice is challenged by the GAPP, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. PW Network is applying to publish the online games that are published by the unrelated publisher, including Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Hot Dance Party, and we will terminate our agreements with that publisher as soon as PW Network gets the approvals to publish these online games by itself. In order to operate the online reading business, PW Literature has applied to the GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

Online Bulletin Board Service Approval. The MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

In addition to the aforementioned permits and licenses that are required for online game operators, for each online game that an operator operates, additional permits or licenses are required, which include, among others, those set forth below in “Regulation of Internet Content” and “Regulation of Information Security.”

In the opinion of our PRC legal counsel, King & Wood, except as described above with respect to the Internet culture operation license and Internet publishing license and as described below with respect to our failure to file two of our online games with the Ministry of Culture, no consent, approval or license other than those already obtained by PW Software, PW Network and PW Literature is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games and online reading, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the Ministry of Culture, the MIIT and some other governmental authorities in June 2005, online games shall be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the Ministry of Culture, imported online games are subject to a content review by the Ministry of Culture prior to operation of the same in China. In addition, imported and domestic online games should be filed with the Ministry of Culture before the operation of each game. Our online game Perfect World was filed with the Ministry of Culture in October 2006, and two other online games, Legend of Martial Arts and Perfect World II, were filed in July 2007. Zhu Xian, Chi Bi and Hot Dance Party were filed in July 2007, March 2008 and January 2009, respectively. The application for the filing of Pocketpet Journey West and Battle of the Immortals was submitted in August 2008 and in May 2009, respectively, but has not been successfully filed yet. We believe that we have satisfied all qualifications required for the filing. However, we cannot assure you that Pocketpet Journey West and Battle of the Immortals may be successfully filed. Except as described above with respect to the filing of Pocketpet Journey West and Battle of the Immortals with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

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

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. We have registered all of our existing online games and our Angelica 3D game engine with the State Copyright Bureau Beijing Branch. We have also submitted the application for our 2.5D Cube engine with the State Copyright Bureau Shanghai Branch for copyright protection. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

Internet Café Regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. In 2004, the Ministry of Culture, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafés. As many of our customers access our games and our online reading website from Internet cafés, any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of any intensified Internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés for the year of 2007 and enhanced the punishment for Internet cafés admitting minors.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Anti-fatigue System and Real-identification Registration System

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

To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires online game players to register their real identity information before they play online games. We have developed our own anti-fatigue system and real identification number registration system, and have implemented them since July 2007.

Virtual Currency

On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Internet Cafés Notice. Under the Internet Cafés Notice, the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items.

Regulation of Internet Video/Audio Program Services

On December 12, 2007, SARFT and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, or the SARFT Rule, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services.

Shanghai Feifahong Network provides PW Network with Internet video/audio program services on Shanghai Feifahong Network’s website for our online games Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Battle of the Immortals. Shanghai Feifahong Network covenants in its agreement with us that it shall obtain all necessary permits/licenses to perform this agreement. As of the date of this annual report, Shanghai Feifahong Network has not obtained the license on Internet video/audio service from SARFT and therefore Shanghai Feifahong Network’s website may be suspended or closed under the SARFT Rule, which may adversely affect the operation of the above online games.

Tax

PRC CIT

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

Under the previous income tax laws and rules, PW Network was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 would be the first two years during which PW Network would have cumulative taxable income. Accordingly, PW Network was expected to be exempted from EIT in 2007 and 2008 and be entitled to a 50% reduction of its applicable EIT rate from 2009 to 2011. PW Software was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from EIT from 2007 to 2009 and would be entitled to a 50% reduction of its applicable EIT rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted the New CIT Law, which has taken into effect from January 1, 2008. The Implementing Rules were adopted on December 6, 2007 and have taken into effect from January 1, 2008. Under the New CIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, PW Software, and domestic companies would be subject to CIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State,” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies. Furthermore, enterprises that were established and already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term.

PW Network has been qualified as “high and new technology enterprise” from 2008 to 2010 and maintained its “software enterprise” status in 2008. Since PW Network elected to enjoy the preferential tax treatment as a “software enterprise,” PW Network was entitled to the tax exemption in 2008 and will continue to be entitled to a 50% reduction of its applicable CIT rate from 2009 to 2011, provided that it continues to be qualified as a “software enterprise” during such period. The reduced applicable CIT rate of PW Network will be 12.5% from 2009 to 2011. PW Software has also been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable

CIT rate in 2010. The reduced applicable CIT rate of PW Software will be 7.5%. If PW Software would also be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable CIT rate from 2011 to 2012. The reduced applicable CIT rate is expected to be 7.5%.

PRC VAT and Business Tax

We operate and distribute our online games via PW Network in China. As determined and approved by the relevant tax authority, the sales proceeds that PW Network collects from our online game operations are subject to VAT, which is at a rate of 17% of such proceeds. Pursuant to relevant tax rules, prior to the end of 2010, PW Network is entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds. PW Network is also subject to 10% surcharge of VAT payables according to PRC tax laws. After 2010, if we are not entitled to VAT refund, we would be subject to a higher VAT rate, and our gross margin would decline.

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

PRC withholding tax on undistributed dividends

Pursuant to the New CIT Law and the Implementing Rules which are effective as of January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans are incorporated, does not have such a tax treaty with China. Under the New CIT Law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New CIT Law and the Implementing Rules, if PW Hong Kong is regarded as a non-resident enterprise and therefore is required to pay a 5% withholding tax for any dividends payable to it from PW Software, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced.

Our Board of Directors has determined that we have no present plan to declare and pay any dividend on our shares in the foreseeable future. In the fourth quarter of 2008, to fund the share repurchase program, our Board of Directors determined to distribute RMB207.5 million (US$30.4 million) dividend for the earnings generated in 2007 of PW Software to its direct parent, PW Hong Kong. Under the New CIT law and relevant rules, such dividend for earnings generated before January 1, 2008 is not subject to withholding tax. Furthermore, our Board of Directors has decided to declare RMB520.0 million (US$76.2 million) earnings of PW Software generated in 2008 to PW Hong Kong. As such, a withholding tax of RMB26.0 million (US$3.8 million) was accrued and recorded as deferred tax liabilities as of December 31, 2008. Except for PW Software, our other subsidiaries and VIEs do not intend to declare dividends to their immediate holding companies, and these entities plan to continue to reinvest their undistributed earnings in their operations in PRC and overseas markets in the foreseeable future.

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

Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see Item 7, “Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see Item 7, “Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

*	Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, the founder, chairman and chief executive officer of our company and an ultimate owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, a Chinese citizen, and 5.59% owned by Mr. Di He, our chief technology officer and a holder of our ordinary shares.

**	Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su and 35.72% owned by Mr. Furui Chen, and 4.28% owned by Mr. Di He, our chief technology officer and a holder of our ordinary shares. See Item 6, “Directors, Senior Management and Employees—Share Ownership.”

D. Property, Plants and Equipment

Our principal executive offices as well as most of our operating departments are located on leased premises comprising approximately 8,200 square meters in an office building in Beijing, China. Our Shanghai office lease is for an aggregate of approximately 3,300 square meters. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers. As of March 31, 2009, 70.0% of the approximately 3,720 servers we used were owned by us. Our US office lease is for an aggregate of approximately 420 square meters.

In anticipation of the continuing business growth trend and the demand arising from staff expansion, we purchased office premises with an area of approximately 4,500 square meters in November 2007. We also purchased additional office premises with an area of approximately 2,700 square meters in January 2008. Both premises are located in Beijing, China, and the total purchase price is approximately RMB73.7 million (US$10.8 million). These premises are currently used by for customer service and game operation purposes.

In March 2008, we entered into agreements for the purchase of the office buildings with an area of approximately 55,000 square meters in Beijing. The aggregate purchase consideration is approximately RMB700.0 million (US$102.6 million), and we have paid RMB672.0 million (US$98.3 million) as of March 31, 2009, with the remaining consideration expected to be paid in 2010. The purchased office buildings will be used as our principal executive offices to meet the demand arising from our recent business expansion and headcount increase.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable

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

A. Operating Results

Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2008, according to a report published by IDC. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive local knowledge and experience, enable us to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China.

In 2006, 2007 and 2008, we launched our six self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, and Pocketpet Journey West, and our first online casual game, Hot Dance Party. In the first quarter of 2009, these games recorded approximately 615,000 average concurrent users in China.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. From early April 2008 to early September 2008, we offered Hot Dance Party to users free of charge for all in-game items in order to attract users to play the game. In 2006, 2007 and 2008, 46.9%, 93.7% and 97.2% of our online game operation revenues were generated through this item-based revenue model, respectively. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 35 third-party distributors of our physical cards and two national distributors of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although a substantial portion of our revenues are generated in China, we have licensed Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals to leading game operators overseas, and we plan to license these games and our new games to more countries and regions. We have grown substantially since our inception, and generated revenues of RMB99.4 million, RMB689.1 million and RMB1.4 billion (US$210.7 million) in 2006, 2007 and 2008, respectively. We incurred net loss of RMB27.9 million for the year ended December 31, 2006, including one-time share-based compensation charges in the amount of RMB37.8 million. We achieved net income of RMB361.9 million and RMB646.5 million (US$94.8 million) in the years ended December 31, 2007 and 2008, respectively.

We account for our investment in Chengdu Seasky and Ye Net under the equity method of accounting and the investment in PW Cultural under the cost method of accounting before our proposed capital increase to PW Cultural. After the completion of the proposed capital increase, we will consolidate PW Cultural.

Factors Affecting Our Results of Operations

We are affected by general conditions typically affecting the online game industry in China. For example, we benefited from the overall economic growth in China in the past several years, which resulted in increases in disposable income and discretionary consumer spending. However, the recent economic slowdown in China and other countries and regions where our games are operated may adversely affect our operating results. We have also benefited from other general conditions in China, including the increasing use of the Internet with the growth of PC and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the population in the age groups more inclined to play online games.

Our operating results are more directly affected by company-specific factors, including the number of online games available in the market, the popularity of our games and in-game items compared with those of our competitors, the pricing of our games and in-game items, the speed at which we develop and launch new online games and related in-game items, the amount of our overseas licensing revenues, and our cost of developing, operating and marketing online games. Our future growth will depend significantly upon our ability to continually and successfully develop, market and operate additional online games that are attractive to players, to increase monetization of our existing and future games and to expand internationally by licensing our games to various countries and regions and by operating our own games through PW USA.

Revenues

For the years ended December 31, 2006, 2007 and 2008, we generated revenues of RMB99.4 million, RMB689.1 million and RMB1.4 billion (US$210.7 million), respectively. We expect that our revenues will further increase in the near future, driven by our launch of additional games, increasing monetization of our existing games, and expansion of our overseas business. Our online game operation revenues are net of sales discounts and rebates to our distributors, which before April 2008, averaged approximately 14.7% of the face value of our prepaid game cards sold to our distributors. After we decreased the discount ratio in April 2008, the discounts and rebates to our distributors averaged 12.5% of the face value of our prepaid game cards sold to our distributors. The following table sets forth the revenues generated from our online game operations in China and overseas licensing, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31, 2006		For the Year Ended December 31, 2007		For the Year Ended December 31, 2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation	98,392	99.0	615,741	89.4	1,250,960	183,358	87.0
Overseas licensing	1,014	1.0	73,383	10.6	186,218	27,295	13.0

Total revenues	99,406	100.0	689,124	100.0	1,437,178	210,653	100.0

Online Game Operation Revenues

In 2006, 2007 and 2008, a substantial portion of our revenues were generated from our online game operations in China. We launched our first game, Perfect World, in January 2006, using the time-based revenue model, and 53.1%, or RMB52.3 million, of our online game operation revenues in 2006 were derived from this game. In 2007 and 2008, 6.3%, or RMB38.8 million and 2.8%, or RMB35.0 million (US$5.1 million), of our online game operation revenues were derived from this game, respectively. With respect to games operated under the time-based revenue model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based revenue model will decrease as a percentage of our online game operation revenues as we began to use the item-based revenue model in September 2006 and plan to continue to use this model for our new games in the future.

We launched our additional six games, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party and Pocketpet Journey West in September 2006, November 2006, May 2007, January 2008, March 2008 and October 2008, respectively, using the item-based revenue model. In April, 2008, we established our wholly owned U.S. subsidiary, Perfect World Entertainment Inc, or PW USA, to capture potential business opportunities in North America. In September 2008, we launched localized versions of Perfect World II in North America through PW USA. In 2006, 2007 and 2008, 46.9%, or RMB46.1 million, 93.7%, or RMB576.9 million, and 97.2%, or RMB1.2 billion (US$178.2 million), respectively, of our online game operation revenues were derived from our games using the item-based revenue model. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the average spending of each player. We expect that revenues derived from our games operated under the item-based revenue model will continue to increase as a percentage of our total revenues in the foreseeable future.

We believe that our proprietary game engines, powerful game development platforms and creative game design will facilitate our successful development of games that cater to changing customer preferences and market trends in China. Furthermore, our creative utilization of extensive local knowledge and experience and strong and consistent operations will help increase the monetization of our existing and future games. We currently have seven new games in pipeline. We intend to continue to develop new games, including MMORPGs and online casual games, to expand our game portfolio and replace our existing games as they reach the end of their useful economic lives. We expect that the percentage of our online game operation revenues derived from particular games to change from period to period over the life span of each individual game.

Overseas Licensing Revenues

In 2006, 2007 and 2008, we recorded revenues of RMB1.0 million, RMB73.4 million and RMB186.2 million (US$27.3 million), respectively, for the initial fees and usage-based royalties we earned from overseas licensees of our online games. Overseas licensing revenues represented 1.0%, 10.6% and 13.0% of our total revenues in 2006, 2007 and 2008, respectively. As of the date of this annual report, we have licensed Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals to leading game operators overseas. All of these licensed games are operated under the item-based revenue model by the respective operators.

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

We offer a discount to the face value of our game cards to most of our third-party distributors. We also offer a volume rebate equal to 3% of the face value of our physical game cards to our major distributors if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. Therefore, we estimate that the average total discount rate we have offered to all of our distributors was approximately 14.7% and 12.5%, respectively, of the face value of our game cards before and after we decreased our discount ratio in April 2008.

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

Revenue Recognition

Online game operations. To use the online points on a prepaid game card, a player must “activate” the card by using an access code and password to transfer the online points on the card to such player’s personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to parties other than players and sales of prepaid game cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2006, 2007 and 2008, our advances from customers amounted to RMB20.4 million, RMB49.7 million and RMB78.4 million (US$11.5 million), respectively, and our deferred revenues related to online game operations amounted to RMB30.4 million, RMB127.1 million and RMB233.2 million (US$34.2 million), respectively.

The timing of recognizing deferred revenues as revenues depends on whether the game is using the time-based revenue model or the item-based revenue model. For our games that use the time-based revenue model, we recognize revenues when the activated prepaid game cards or the charged online points representing the playing time are actually used by the players to play our games. For our games that use the item-based revenue model, we recognize revenues over the life of the purchased in-game items or as these items are consumed. See Item 5, “Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition.”

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

Server and Bandwidth Leasing Fees

Server and bandwidth leasing fees accounted for 14.7%, 10.1% and 4.3% of our revenues in 2006, 2007 and 2008, respectively. We rent communication bandwidth to connect our game operating networks to the Internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. Beginning in July 2007, we began purchasing our own servers. As of December 31, 2008, approximately 69.4% of the servers we used were owned by ourselves. We expect our payments for bandwidth leasing fees will increase slightly in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. Moreover, to ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

Salary and Benefits Expenses

Salary and benefits expenses accounted for 3.4%, 1.9% and 2.1% of our revenues in 2006, 2007 and 2008, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

VAT

The amount of net VAT included in our cost of revenues for the years ended December 31, 2006, 2007 and 2008 was RMB2.5 million, RMB15.8 million and RMB31.9 million (US$4.7 million), respectively, accounting for 2.5%, 2.3% and 2.2% of our revenues in 2006, 2007 and 2008, respectively. It was determined and approved by the tax authority that our online game revenues are subject to 17% VAT and that we are entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we are only subject to 3% VAT. The VAT refund is recorded as a reduction of cost of revenues. After 2010, if we are not entitled to VAT refund, we would be subject to a higher VAT rate, and our gross margin would decline.

Depreciation and Amortization Expenses

The amount of depreciation and amortization expenses included in our cost of revenues for the years ended December 31, 2006, 2007 and 2008 was RMB0.7 million, RMB3.7 million and RMB12.9 million (US$1.9 million), respectively, accounting for 0.7%, 0.5% and 0.9% of our revenues in 2006, 2007 and 2008, respectively. Depreciation and amortization expenses comprise primarily of depreciation and amortization expenses of servers, computer equipment and copyrights that are directly related to our business operation. We expect our depreciation and amortization expense to increase as we purchase additional servers, computer equipment and office premises to meet the needs of our business expansion.

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

Research and Development Expenses

Research and development expenses accounted for 19.0%, 7.9% and 15.9% of our revenues in 2006, 2007 and 2008, respectively. Of our research and development expenses in 2008, RMB78.4 million (US$11.5 million), or 5.5% of our revenues in 2008, was related to a non-recurring charge resulting from transaction with InterServ in October 2008 which was related to two online games under development, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha. Based upon certain recognized valuation principles, the two games under development were valued at approximately RMB78.4 million (US$11.5 million) and were expensed as in-process research and development under U.S. GAAP.

Other than the above in-process research and development charge, our research and development expenses consist primarily of salary and benefits expenses of personnel engaged in the research and development of our game engines, game development platforms and online games, share-based compensation expenses, and rental cost for the premises used in our development of online game products. We expect that our research and development expenses will increase in the near future, as we plan to increase research and development expenditures to develop more MMORPGs, online casual games and other online games, and upgrade our proprietary game engines and game development platforms. We expect research and development expenses to increase, partly as a result of the establishment of our research and development center in Shanghai.

Sales and Marketing Expenses

Sales and marketing expenses accounted for 37.7%, 18.9% and 17.7% of our revenues in 2006, 2007 and 2008, respectively. Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits of our sales and marketing personnel. Our advertisement and promotion expenses include advertising payments to various online game sites and game magazines and other advertising service providers as well as expenses for sponsoring media events. We incurred more sales and marketing expenses from 2006 to 2008, as compared to prior years, as we launched our seven games in January 2006, September 2006, November 2006, May 2007, January 2008, March 2008 and October 2008. We plan to intensify our marketing and promotional efforts and thus increase our sales and marketing expenses when we launch new games in the future.

General and Administrative Expenses

General and administrative expenses accounted for 46.1%, 5.2% and 7.1% of our revenues in 2006, 2007 and 2008, respectively. Of our general and administrative expenses in 2006, RMB37.8 million, or 38.0% of our revenues in 2006, were one-time share-based compensation charges in connection with the ordinary shares held by our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, becoming subject to restrictions and the subsequent elimination of these restrictions and our issuance of Series A convertible preferred shares to one of our founding shareholders controlled by Mr. Chi at par value in 2006.

Other than the above one-time share-based compensation charge, our general and administrative expenses consist primarily of salary and benefits and share-based compensation expenses for general management, finance and administrative personnel and professional service fees for services rendered in connection with our reorganization, audit and tax consultation. We expect that our general and administrative expenses, excluding the one-time share-based compensation charge in connection with our founder’s ordinary shares subject to restrictions and the elimination of such restrictions, will increase due to, among other things, our overall operational expansion and the additional expenses for compliance with legal, accounting and other requirements associated with being a public company.

Share-based Compensation Expenses

In 2006, our board of directors and shareholders adopted a share incentive plan and supplemented and amended the plan in January and June 2007 and July 2008, respectively. In February 2009, we further amended the plan, under which the maximum number of ordinary shares reserved for future issuances upon exercise of the options and other equity incentives granted under the plan has been increased from 32,145,000 to 42,145,000 Class B ordinary shares. See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” As of December 31, 2008, there are outstanding options to purchase a total of 24,210,716 Class B ordinary shares and as a result, we recorded share-based compensation expenses in 2006, 2007 and 2008 in connection with the options granted. In addition to options, we also used restricted shares as another type of share-based awards to officers and employees in 2008. We granted 3,378,325 restricted shares to our officers and employees during the year ended December 31, 2008. Subsequently, we replaced these restricted shares, which were repurchased, with share option awards in December 2008. In 2006, we also recorded share-based compensation expenses in connection with (i) a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of such restrictions, (ii) restricted shares awarded by two principal shareholders to an employee, and (iii) our issuance of Series A preferred shares to a founding shareholder at par value. The amounts of these share-based compensation charges are set forth below:

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Founder’s shares	30,300	—	—	—
Series A convertible preferred share issued to a founding shareholder	7,509	—	—	—
Restricted shares awarded to officers, directors and employees	216	724	20,665	3,029
Options granted to officers, directors and employees	155	7,620	29,235	4,285

As of December 31, 2008, the unamortized compensation expenses in connection with our outstanding options were RMB164.2 million (US$24.1 million), and the unamortized compensation expenses in connection with restricted shares awarded to an employee were RMB1.1 million (US$0.2 million). These amounts do not include share-based compensation expenses with respect to our options granted after December 31, 2008.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, payments of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, PW BVI is not subject to tax on income or capital gain. In addition, payments of dividends by PW BVI to its shareholders is not subject to withholding tax in the British Virgin Islands.

United States

PW USA is subject to the corporate income taxes in the United States. The tax rate depends upon taxable income levels. As of December 31, 2008, there was no taxable income for PW USA’s operations.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, PW Hong Kong is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. In addition, payments of dividends by PW Hong Kong to the Company are not subject to any Hong Kong withholding tax. PW Hong Kong has no operations in Hong Kong since its inception.

PRC

PRC Corporate Income Tax, or CIT

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

Under the previous income tax laws and rules, PW Network was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 would be the first two years during which PW Network would have cumulative taxable income. Accordingly, PW Network was expected to be exempted from EIT in 2007 and 2008 and be entitled to a 50% reduction of its applicable EIT rate from 2009 to 2011. PW Software was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from EIT from 2007 to 2009 and would be entitled to a 50% reduction of its applicable EIT rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted the New CIT Law, which has taken into effect from January 1, 2008. The Implementing Rules were adopted on December 6, 2007 and have taken into effect from January 1, 2008. Under the New CIT Law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, PW Software, and domestic companies would be subject to CIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State,” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies. Furthermore, enterprises that were established and already enjoyed preferential tax exemption or reduction for a specified term will continue to enjoy them until the expiration of such term.

PW Network has been qualified as “high and new technology enterprise” from 2008 to 2010 and maintained its “software enterprise” status in 2008. Since PW Network elected to enjoy the preferential tax treatment as a “software enterprise,” PW Network was entitled to the tax exemption in 2008 and will continue to be entitled to a 50% reduction of its applicable CIT rate from 2009 to 2011, provided that it continues to be qualified as a

“software enterprise” during such period. The reduced applicable CIT rate of PW Network will be 12.5% from 2009 to 2011. PW Software has also been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable CIT rate in 2010. The reduced applicable CIT rate of PW Software will be 7.5%. If PW Software would also be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable CIT rate from 2011 to 2012. The reduced applicable CIT rate is expected to be 7.5%.

PW Literature is subject to a 25% CIT rate.

Furthermore, under the New CIT Law, a “PRC resident enterprise,” which includes an enterprise established outside of China with its “de facto management body” located in China, is subject to PRC corporate income tax. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, our global income, including overseas licensing fees directly payable to Perfect World, will be subject to PRC corporate income tax at a rate of 25%.

PRC VAT and Business Tax

We operate and distribute our online games via PW Network in China. As determined and approved by the relevant tax authority, the sales proceeds that PW Network collects from our online game operations are subject to VAT, which is at a rate of 17% of such proceeds. Pursuant to relevant tax rules, prior to the end of 2010, PW Network is entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds. PW Network is also subject to 10% surcharge of VAT payables according to PRC tax laws. After 2010, if we are not entitled to VAT refund, we would be subject to a higher VAT rate, and our gross margin would decline.

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

PW Literature, which was established in 2008 in China, is subject to a 5% business tax and 10% surcharge of business tax payables.

Shanghai PW Network, which was established on November 2008 in China, did not start the operation during 2008. It is subject to a 5% business tax and 10% surcharge of business tax payables.

Withholding Taxes

PW Network and PW Software are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. The withholding taxes are not deductible under the New CIT Law. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. RMB0.2 million, RMB11.6 million and RMB27.3 million (US$4.0 million) were recognized as income tax expense related to withholding taxes for the years ended December 31, 2006, 2007 and 2008, respectively.

Pursuant to the New CIT Law and the Implementing Rules which are effective as of January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans are incorporated, does not have such a tax treaty with China. Under the New CIT Law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Under the New CIT Law and the Implementing Rules, if PW Hong Kong is regarded as a non-resident enterprise and therefore is subject to a 5% withholding tax for any dividends payable to it from PW Software, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced. In the fourth quarter of 2008, to fund our share repurchase program, our Board of Directors determined to distribute RMB207.5 million (US$30.4 million) dividend for the earnings generated in 2007 of PW Software to its direct parent, PW Hong Kong. Under the New CIT law and relevant rules, such dividend for earnings generated before January 1, 2008 is not subject to withholding tax. Furthermore, our Board of Directors has decided to declare RMB520.0 million (US$76.2 million) earnings of PW Software generated in 2008 to PW Hong Kong. As such, a withholding tax of RMB26.0 million (US$3.8 million) was accrued and recorded as deferred tax liabilities as of December 31, 2008. Except for PW Software, our other subsidiaries and VIEs do not intend to declare dividends to their immediate holding companies, and these entities plan to continue to reinvest their undistributed earnings in their operations in PRC and overseas markets in the foreseeable future.

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

Revenue Recognition

Online game operation revenues. Substantially all of our revenues are earned through providing online game services to players. We have been providing online game services to our players pursuant to a time-based revenue model and an item-based revenue model. For online games using the time-based revenue model, we charge players based on the time they spend playing our games. Under the item-based revenue model, the basic game play functions are free of charge, and we charge users for purchases of in-game items.

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

Revenue recognition policies adopted for time-based and item-based revenue models are as follows:

Time-based revenue model. We recognize revenues when the online points representing the playing time are actually used by the players to play our games.

Item-based revenue model. Under this model, the players can access our games free of charge, but may utilize their activated prepaid game cards or online points charged to their accounts to purchase the following categories of in-game items: (1) consumable items, including those with predetermined expiration time, such as facial expressions and fireworks; or (2) permanent ownership items, such as mine stones, materials, clothing and riding mounts.

Revenues in relation to consumable items are recognized when they have been consumed or expired (i.e., the actual lives of the in-game items), as our services in connection with such these items have been fully rendered to our players as of that time. Revenues in relation to permanent ownership items are recognized over their estimated lives. We will provide continuous online game services in connection with these permanent ownership items until they are no longer used by our players (i.e., the estimated lives of the in-game items). We have considered the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these in-game items, which, in some cases, may be as long as the estimated life of the related game. We have also considered that the estimated lives of in-game items may be affected by various factors including the acceptance and popularity of expansion packs, promotional events launched and market conditions. However, given the relatively short operation history of our online games, our estimate of the period that players typically play our games may not accurately depict such period and hence the lives of the in-game items. We have adopted the policy of assessing the estimated lives of in-game items on a quarterly basis. All paying users’ data since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of those paying users during the period between their first log-on date and last log-on date are applied to estimate the lives of in-game items. While we believe our estimates to be reasonable in view of actual player information available, we may revise such estimates in the future as our games’ operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate. If the estimated lives of the in-game items increase by 10% or 15%, our online game operation revenues for the year ended December 31, 2008 would have decreased by approximately 0.7% or 1.0%, respectively.

According to our published expiration policy, prepaid game cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2006, 2007 and 2008, we did not recognize any income in connection with any expired prepaid game cards.

In the case of prepaid online points obtained through prepaid game cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. We published a policy in January 2007, under which we will suspend a player’s personal game account if it has been inactive for a period of 180 consecutive days. In the second quarter of 2008, we further amended the policy to suspend a player’s personal game account if it has been inactive for a period of 360 consecutive days. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that we would provide further online game service with respect to such online points is remote. During 2008, we enforced such policy and started to suspend player accounts that have been inactive greater than 360 days. For the year ended December 31, 2008, we recognized RMB20.4 million as revenue from the unused online points in the suspended inactive accounts greater than 360 days.

It was determined and approved by the PRC tax authority that our online game revenues are subject to 17% VAT and that prior to the end of 2010, we are entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we are only subject to 3% VAT. We have adopted the gross presentation for VAT pursuant to EITF 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements,” i.e., VAT is included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT included in our cost of revenues for the years ended December 31, 2006, 2007 and 2008 were RMB2.5 million, RMB15.8 million and RMB31.9 million (US$4.7 million), respectively.

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

In certain licensing arrangements, we provide free upgrades, maintenance support and training (i.e., post-sale customer support or PCS) for the first year, and the licensee has the option to purchase PCS in subsequent years at a specified renewal rate. In these arrangements, we allocate the initial fee into two parts. The first part represents the license of the game and is recognized as revenue upon commercial launch. The second part represents PCS and is recognized ratably over the one-year PCS period.

In other licensing arrangements, we provide PCS over the full licensing period for no additional charge. In those cases, the total amount of the initial fee is recognized ratably over the full contractual licensing period.

According to the license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

Consolidation of Variable Interest Entities

PRC laws and regulations currently prohibit or restrict foreign invested companies from providing Internet content services, which include operating online games and providing online reading and related services. In order to comply with these foreign ownership restrictions, we operate our online game and online reading businesses in China through PW Network and PW Literature. We have entered into a series of contractual arrangements with PW Network and its equity owners, and PW Literature and its equity owners, respectively. As a result of these contractual arrangements, we have the ability to effectively control PW Network and PW Literature, and we are considered the primary beneficiary of PW Network and PW Literature, and accordingly PW Network and PW Literature are VIEs of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control PW Network and PW Literature through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control PW Network and PW Literature might preclude us from consolidating PW Network and PW Literature in the future.

Software Development Costs

We account for software development costs in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” as described in note 2(12) in our consolidated financial statements as all of our self-developed online games are marketed and licensed to game players and overseas licensees, respectively. Costs incurred in the development of online games prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once a game has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility requires significant judgment and is evaluated on a product-by-product basis, but typically includes both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the market. After the online game is released, the capitalized product development costs are amortized as a component of cost of services over the estimated life of the game.

With respect to our existing online games, due to the fact that the period between the date of technological feasibility and the game release date is very short and the development costs incurred during this period were insignificant, all online game development costs have been expensed when incurred.

Long-Lived Assets—Property, Equipment and Intangible Assets

Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and between five and six years for all other property and equipment. Amortization of intangible assets is computed using a straight-line method over the estimated useful lines of the assets, which are generally three to five years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Intangible assets, such as purchased game engine and non-compete agreements, arising from the assets acquisition are recognized and measured at fair value upon acquisition. Intangible assets from such transactions are amortized using the straight-line method over three to five years. In-process research and development costs are expensed immediately upon acquisition in accordance with SFAS No. 2, “Accounting for Research and Development Costs”.

We assess impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable net book value of these assets may not be recoverable. Recoverability of the long-lived assets is assessed by comparing the net book value of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. For the years ended December 31, 2006, 2007 and 2008, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

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

Share-Based Compensation Expenses

We have accounted for share-based compensation in accordance with SFAS No.123 (revised 2004) “Share-Based Payment” (“SFAS 123R”).

Share incentive plan

In September 2006, we adopted a share incentive plan, which was subsequently supplemented and amended. Prior to the latest amendment to the plan in February 2009, 32,145,000 Class B ordinary shares have been reserved for future issuance under the share incentive plan. In July 2008, our shareholders approved an amendment to the share incentive plan by changing the option expiry date to the earlier of (i) termination of service with us, (ii) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement. The amendment applies to share options granted after July 4, 2008.

Share Options

As of December 31, 2008, we have granted options to purchase an aggregate of 28,127,950 Class B ordinary shares to some of our senior executives and employees. In addition to service-based share options, we granted performance-based share options to our officers and employees.

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

For our service-based share option awards, share-based compensation cost is measured at the grant date based on the fair value of the awards and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For our performance-based share option awards, the performance goals and vesting schedule of these awards are determined by the Board of Directors. For the performance-based awards, an evaluation is made each quarter as to the likelihood of performance criteria being met. Share-based compensation expenses are then recorded for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

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

Restricted shares granted to officers and employees

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

In addition, we granted 3,378,325 restricted shares to our officers and employees during the year ended December 31, 2008. Subsequently, we replaced these restricted shares, which were repurchased, with share option awards in December 2008.

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

Income Taxes

We account for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes”, with the required disclosures as described in note 2(19) and note 18 to our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets if and when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. When there is no clarity in the change of the New CIT Law, we would accrue based on tax law requirements and then subsequently evaluate whether there is any new information that would change the accrual. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could make our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

When we sell our online game operation licenses to certain overseas licensees through PW Network or PW Software, approximately 10% to 20% of the overseas licensing revenues are withheld and paid by the overseas licensees to the local tax authorities as the income tax on our behalf. The withholding taxes are not deductible under the New CIT Law, and the paid foreign income taxes cannot be used to set off our PRC CIT in the future. Accordingly, we recognized the foreign income tax of approximately RMB0.2 million, RMB11.6 million and RMB27.3 million (US$4.0 million) in our consolidated financial statements as income tax expense in 2006, 2007 and 2008, respectively. If, however, events were to occur in the future which are not currently contemplated or there is any change in the relevant PRC tax laws and regulations or the PRC tax authority’s judgment, as a result of which we may be allowed to set off these foreign income tax payments against our future income tax, an adjustment would result by way of a reversal of the income tax expense in the period in which such determination was made.

Furthermore, under the New CIT Law which has taken into effect from January 1, 2008, dividends payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. PW Hong Kong, which holds 100% equity interest of PW Software, is incorporated in

Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In accordance with APB Opinion No.23, “Accounting for Income Taxes—Special Areas”, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. In the fourth quarter of 2008, to fund our share repurchase program, our Board of Directors determined to distribute RMB207.5 million (US$30.4 million) dividend for the earnings generated in 2007 of PW Software to its direct parent, PW Hong Kong. Under the New CIT law and relevant rules, such dividend for earnings generated before January 1, 2008 is not subject to withholding tax. Furthermore, our Board of Directors has decided to declare RMB520.0 million (US$76.2 million) earnings of PW Software generated in 2008 to PW Hong Kong. As such, a withholding tax of RMB26.0 million (US$3.8 million) was accrued and recorded as deferred tax liabilities as of December 31, 2008.

Foreign Currency Translation

Our reporting currency is RMB. Our holding company’s functional currency was RMB before January 1, 2007 and changed to U.S. dollar starting from January 1, 2007, when it started to enter into transactions that were denominated in U.S. dollars and received cash in U.S. dollars in these transactions. The functional currency of PW Software, PW Network, PW Hong Kong, PW Literature and Shanghai PW Network is RMB. PW USA and PW BVI use US dollar as the functional currency. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales and marketing expenses, financing and inter-company transactions and arrangements.

We are incorporated in the Cayman Islands. Prior to 2007, our holding company did not participate in any operating activities. Hence, RMB was considered as the functional currency of our holding company as it held substantial investment in China. In 2007, our holding company started to enter into transactions that were denominated in U.S. dollars and received cash in U.S. dollars in these transactions. As such, we have evaluated which currency, the RMB or the U.S. dollar, was best suited to be used as the functional currency of our holding company. On the basis of this evaluation, management determined that the functional currency of our holding company should be changed from RMB to U.S. dollar. The change was adopted retroactively beginning January 1, 2007 in accordance with SFAS No. 52. No restatement of comparative amounts was made for the change in functional currency. For the year ended December 31, 2008, we have recorded RMB33.8 million of foreign exchange translation loss in other comprehensive income. If this change had not been made, we would have recorded an additional RMB33.8 million in foreign exchange transaction losses in the income statement for the year ended December 31, 2008. Exchange gains and losses resulting from transactions recorded by our holding company denominated in a currency other than U.S. dollar are included in the consolidated statements of operations. The financial statements of our holding company, PW USA and PW BVI are translated from their functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. The resulting translation adjustments are recorded in “Accumulated Other Comprehensive Income or Loss” in the consolidated statements of shareholders’ equity.

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

Equity investment

Our equity investments are comprised of investments in privately held companies. We account for an equity investment over which we have significantly influence but do not own a majority equity interest or otherwise control using the equity method in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock”. For equity investment over which we do not have significant influence, the cost method accounting is used. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information including recent financing rounds. No impairment losses were recorded for the years ended December 31, 2006, 2007 and 2008.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	For the Period From March 10, 2004 (Date of Inception) to December 31, 2004	For the Year Ended December 31,
		2005	2006		2007		2008
	RMB	RMB	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Online game operation revenues	—	—	98,392	99.0	615,741	89.4	1,250,960	183,358	87.0
Overseas licensing revenues	—	—	1,014	1.0	73,383	10.6	186,218	27,295	13.0
Total revenues	—	—	99,406	100	689,124	100.0	1,437,178	210,653	100.0
Cost of revenues	—	—	(24,604)	(24.8)	(118,983)	(17.3)	(175,264)	(25,689)	(12.2)
Gross profit	—	—	74,802	75.2	570,141	82.7	1,261,914	184,964	87.8
Research and development expenses	(6,043)	(15,151)	(18,889)	(19.0)	(54,167)	(7.9)	(227,837)	(33,395)	(15.9)
Sales and marketing expenses	(176)	(12,904)	(37,496)	(37.7)	(129,941)	(18.9)	(254,484)	(37,301)	(17.7)
General and administrative expenses	(656)	(1,508)	(45,868)	(46.1)	(35,784)	(5.2)	(102,492)	(15,023)	(7.1)
Operating expenses(1)	(6,875)	(29,563)	(102,253)	(102.8)	(219,892)	(31.9)	(584,813)	(85,719)	(40.7)
Operating (loss) income	(6,875)	(29,563)	(27,451)	(27.6)	350,249	50.8	677,101	99,245	47.1
Total other income (expense), net	63	129	(291)	(0.3)	23,287	3.4	22,659	3,321	1.6
(Loss) income before tax	(6,812)	(29,434)	(27,742)	(27.9)	373,536	54.2	699,760	102,566	48.7
Net (loss) income	(6,812)	(29,434)	(27,945)	(28.1)	361,949	52.5	646,456	94,754	45.0
Series A convertible preferred shares accretion	—	—	(1,834)	(1.8)	—	—	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	—	—	(1,019)	(1.0)	(1,740)	(0.3)	—	—	—
Net (loss) income attributable to ordinary shareholders	(6,812)	(29,434)	(30,798)	(30.9)	360,209	52.2	646,456	94,754	45.0

(1)	Includes share-based compensation expenses of RMB38,180,653 for the year ended December 31, 2006, of which RMB30,300,487 was a one-time share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of these restrictions in 2006, and RMB7,508,775 was a one-time share-based compensation charge in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in 2006. Includes share-based compensation of RMB8,344,127 and RMB49,899,831 (US$7,314,010) for the years ended December 31, 2007 and December 31, 2008, respectively.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues. In 2008, we generated revenues of RMB1.4 billion (US$210.7 million), a substantial increase of RMB748.1 million from RMB689.1 million in 2007. This increase was primarily due to the expansion of our game portfolio, the successful launch of series of expansion packs and marketing campaigns, and a significant expansion in overseas licensing business. In 2008, we generated online game operation revenues of RMB1.3 billion (US$183.4 million), a substantial increase of RMB635.2 million from RMB615.7 million in 2007, primarily due to an increase in the aggregate revenues from the operations of our existing games and our launch of Chi Bi, Hot Dance Party and Pocketpet Journey West in January 2008, March 2008 and October 2008, respectively. In 2008, we generated overseas licensing revenues of RMB186.2 million (US$27.3 million), a substantial increase of RMB112.8 million from RMB73.4 million in 2007. The increase was primarily due to the further expansion of our overseas licensing.

Cost of Revenues. In 2008, our cost of revenues amounted to RMB175.3 million (US$25.7 million), or 12.2% of our revenues. This represented an increase from RMB119.0 million, or 17.3 % of our revenues in 2007. This increase was primarily due to a substantial increase in salary and benefits expenses from RMB13.3 million in 2007 to RMB30.9 million (US$4.5 million) in 2008 as we hired additional employees. The increase was also due to an increase in VAT and VAT related surcharge from RMB24.4 million in 2007 to RMB49.7 million (US$7.3 million) in 2008 as a result of an increase in our online game operation revenues. The increase was also due to an increase in depreciation of servers and other computer equipment and amortization of copyrights from RMB3.7 million in 2007 to RMB12.9 million (US$1.9 million) in 2008.

Gross Profit. In 2008, our gross profit was RMB1.3 billion (US$185.0 million), a 121.3% increase from RMB570.1 million in 2007. Our gross margin increased to 87.8% in 2008 from 82.7% in 2007, primarily due to greater economies of scale that we achieved after launching and operating additional games, a rapid revenue growth, a cost saving from using more self-owned servers and less leased servers, and a better utilization of servers and Internet data center resources.

Operating Expenses. In 2008, our operating expenses were RMB584.8 million (US$85.7 million), a 166.0% increase from RMB219.9 million in 2007. This increase was primarily attributable to a substantial increase in our research and development expenses, and increases in our sales and marketing expenses and general and administrative expenses.

Research and development expenses. In 2008, our research and development expenses increased by 320.6% to RMB227.8 million (US$33.4 million) from RMB54.2 million in 2007. The increase was primarily attributable to the non-recurring in-process research and development charge of approximately RMB78.4 million (US$11.5 million) resulting from the transaction with InterServ in October 2008 which was related to two online games under development, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha. Based upon certain recognized valuation principles, the two games under development were valued at approximately RMB78.4 million (US$11.5 million) and were expensed as in-process research and development. The increase in research and development expenses was also attributable to an increase in salary and benefits expenses from RMB42.7 million in 2007 to RMB105.8 million (US$15.5 million) in 2008, as we hired additional research and development personnel. This increase was also attributable to an increase in share-based compensation expenses allocated to research and development expenses from RMB1.7 million in 2007 to RMB22.4 million (US$3.3 million) in 2008, primarily due to share-based awards granted to the research and development personnel in 2008.

Sales and marketing expenses. In 2008, our sales and marketing expenses increased by 95.8% to RMB254.5 million (US$37.3 million) from RMB129.9 million in 2007. The increase was primarily attributable to our introduction of more marketing activities, particularly advertisements placed to various online game sites and game magazines to promote our three new games launched in January 2008, March 2008 and October 2008, respectively. Our advertisement and promotion expenses were RMB196.5 million (US$28.8 million) in 2008, a

84.5% increase from RMB106.5 million in 2007. This increase was also due to increases in salaries and benefits for sales and marketing personnel from RMB12.1 million in 2007 to RMB30.8 million (US$4.5 million) in 2008, as we hired more sales and marketing personnel in connection with the expansion of our game operations.

General and administrative expenses. In 2008, our general and administrative expenses increased by 186.4% to RMB102.5 million (US$15.0 million) from RMB35.8 million in 2007. The increase was primarily attributable to an increase in salary and benefits expenses for administrative personnel from RMB8.1 million in 2007 to RMB31.5 million (US$4.6 million) in 2008, as we hired additional general and administrative personnel to manage our growing business. The increase was also due to an increase in professional expenses we incurred, from RMB10.8 million in 2007 to RMB27.1 million (US$4.0 million) in 2008, primarily in connection with compliance with legal, accounting and other requirements associated with being a public company. The increase was also related to the expenses associated with the share-based compensation expenses incurred for share options granted to some employees in 2008.

Total Other Income. In 2008, our total other income was RMB22.7 million (US$3.3 million) compared to total other income of RMB23.3 million in 2007.

Income Tax Expense. Our income tax expense was RMB53.3 million (US$7.8 million) in 2008, an increase of 360.0%, or RMB41.7 million, from RMB11.6 million in 2007. The increase was primarily due to a withholding tax of RMB26.0 million (US$3.8 million) we incurred on RMB520.0 million (US$76.2 million) earnings of PW Software which we decided to declare to its direct parent, PW Hong Kong, and partly due to an increase in withholding tax we incurred on the license fees and royalties earned from our overseas licensees from RMB11.6 million in 2007 to RMB27.3 million (US$4.0 million) in 2008.

Net Income. As a result of the foregoing, we had a net income of RMB646.5 million (US$94.8 million) in 2008, an increase of 78.6%, or RMB284.6 million, from RMB361.9 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues. In 2007, we generated revenues of RMB689.1 million, a substantial increase of RMB589.7 million from RMB99.4 million in 2006. This increase was primarily due to an increase in our online game operation revenues, and to a lesser extent due to an increase in our overseas licensing revenues. In 2007, we generated online game operation revenues of RMB615.7 million, a substantial increase of RMB517.3 million from RMB98.4 million in 2006, primarily due to an increase in the aggregate revenues from the operations of our existing games and our launch of Zhu Xian in May 2007. In 2007, we generated overseas licensing revenues of RMB73.4 million, a substantial increase of RMB72.4 million, from RMB1.0 million in 2006. The increase was primarily due to the further expansion of our overseas licensing after we began to recognize overseas licensing revenues in the last quarter of 2006.

Cost of Revenues. In 2007, our cost of revenues amounted to RMB119.0 million, or 17.3% of our revenues. This represented a substantial increase from RMB24.6 million, or 24.8% of our revenues in 2006. This increase was primarily due to a substantial increase in our servers and bandwidth leasing fees, particularly in connection with our new games launched in late September 2006 and thereafter. In 2007, servers and bandwidth leasing fees increased to RMB69.7 million from RMB14.6 million in 2006. Servers and bandwidth leasing fees decreased as a percentage of our revenues, from 14.7% of our revenues in 2006, to 10.1% of our revenues in 2007, primarily due to our using a greater number of self-owned servers, particularly in the third quarter of 2007 and thereafter. VAT increased to RMB15.8 million in 2007 from RMB2.5 million in 2006 as a result of an increase in our online game operation revenues. Salary and benefits expenses increased to RMB13.3 million in 2007 from RMB3.4 million in 2006 as we hired additional employees. In 2007, depreciation of servers and other computer equipment and amortization of copyrights increased to RMB3.7 million from RMB0.7 million in 2006.

Gross Profit. In 2007, our gross profit was RMB570.1 million, a substantial increase from RMB74.8 million in 2006. Our gross margin increased to 82.7% in 2007 from 75.2% in 2006, primarily due to greater economies of scale that we achieved after launching and operating additional games, a rapid revenue growth, a cost saving from using more self-owned servers and less leased servers, and a better utilization of servers and Internet data center resources.

Operating Expenses. In 2007, our operating expenses were RMB219.9 million, a 115.0% increase from RMB102.3 million in 2006. This increase was primarily attributable to a substantial increase in our sales and marketing expenses relating to the promotions of our two new games launched at the end of November 2006 and in late May 2007, respectively, and increases in our research and development expenses and general and administrative expenses offset by a decrease in share-based compensation for which there was a one-time share-based compensation charge incurred in 2006.

Research and development expenses. In 2007, our research and development expenses increased by 186.8% to RMB54.2 million from RMB18.9 million in 2006. The increase was primarily attributable to an increase in salary and benefits expenses from RMB15.7 million in 2006 to RMB42.7 million in 2007, as we hired additional research and development personnel.

Sales and marketing expenses. In 2007, our sales and marketing expenses increased by 246.5 % to RMB129.9 million from RMB37.5 million in 2006. The increase was primarily attributable to our introduction of more marketing activities, particularly advertisements placed to various game magazines and online game sites to promote our two new games. Our advertisement and promotion expenses were RMB106.5 million in 2007, a 267.5% increase from RMB29.0 million in 2006. This increase was also due to increases in salaries and benefits for sales and marketing personnel from RMB5.0 million in 2006 to RMB12.1 million in 2007, as we hired more sales and marketing personnel in connection with the expansion of our game operations.

General and administrative expenses. In 2007, our general and administrative expenses decreased by 22.0% to RMB35.8 million from RMB45.9 million in 2006. Our general and administrative expenses in 2006 included a one-time non-cash share-based compensation charge in the amount of RMB30.3 million in connection with a founder’s ordinary shares becoming subject to restrictions and the elimination of such restrictions in 2006 and a one time share-based compensation charge in the amount of RMB7.5 million in connection with our issuance of Series A convertible preferred shares to a founding shareholder controlled by Mr. Chi at par value in 2006. Excluding these one-time share-based compensation expenses recorded in 2006, our general and administrative expenses increased by 344.1% in 2007 compared to 2006. The increase was primarily attributable to an increase in professional expenses we incurred, from RMB4.9 million in 2006 to RMB10.8 million in 2007, primarily in connection with compliance with legal, accounting and other requirements associated with being a public company. The increase was also due to an increase in salary and benefits expenses for administrative personnel from RMB1.4 million in 2006 to RMB8.1 million in 2007, as we hired additional general and administrative personnel to manage our growing business. The increase was also related to the expenses associated with the share-based compensation expenses incurred for share options granted to two independent directors and some other employees in 2007.

Total Other Income (Expenses). In 2007, our total other income was RMB23.3 million compared to total other expenses of RMB0.3 million in 2006. The difference was primarily due to an increase in interest income as a result of an increase in our cash balances and an increase in government grant subsidy income, partly offset by an increase in exchange loss due to RMB appreciation.

Income Tax Expense. We incurred income tax expense of RMB11.6 million in 2007, representing the withholding taxes we incurred on the license fees and royalties earned from our overseas licensees in the period. Our income tax expense in 2006 was RMB0.2 million as we started licensing Perfect World II to overseas license only in December 2006.

Net Income (Loss). As a result of the foregoing, we had a net income of RMB361.9 million in 2007, compared to a net loss of RMB27.9 million in 2006.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from equity contributions by our shareholders, cash flows from operations beginning in 2006, loans from related parties as well as the proceeds from our initial public offering. We received RMB54.5 million from our issuance and sale of Series A convertible preferred shares in 2006. We received loans in a total amount of RMB15.5 million from certain shareholders in 2005 and 2006. We also received net proceeds of US$133.1 million from our initial public offering in July 2007.

As we were in a start-up phase in 2004 and 2005 and did not generate any revenues until 2006, our principal use of cash through 2006 was to fund our research and development and other expenses. Historically, our related parties provided loans for us to meet some of our temporary liquidity needs. We had fully repaid such loans by the end of 2006. As of December 31, 2008, we had RMB1.3 billion (US$195.4 million) in cash and cash equivalents. Our current cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. We do not expect to experience an increase in our net working capital requirements in the foreseeable future due to our current liquidity and expected positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid game cards to them and therefore do not have significant accounts receivable.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Net cash provided by operating activities	66,950	536,934	971,820	142,443
Net cash used in investing activities	(11,577)	(112,006)	(1,087,912)	(159,459)
Net cash provided by (used in) financing activities	42,511	1,008,355	(739)	(108)
Effect of exchange rate changes on cash and cash equivalents	(799)	(38,607)	(46,126)	(6,761)
Net increase (decrease) in cash and cash equivalents	97,085	1,394,676	(162,957)	(23,885)
Cash and cash equivalents at the beginning of the year	4,272	101,357	1,496,033	219,279
Cash and cash equivalents at the end of the year	101,357	1,496,033	1,333,076	195,394

Operating Activities

Net cash provided by operating activities in the year ended December 31, 2008 was RMB971.8 million (US$142.4 million). Net cash provided by operating activities in 2008 was primarily attributable to the following factors: (i) a net income of RMB646.5 million (US$94.8 million), (ii) an increase in deferred revenues of RMB113.3 million (US$16.6 million) and an increase in advances from customers of RMB28.7 million (US$4.2 million), primarily as a result of our launch of additional three games and an increase in revenues from operating our existing games in China, (iii) an add-back of the non-recurring in-process research and development charge of RMB78.4 million (US$11.5 million) related to the InterServ transaction, (iv) an add-back of the non-cash share-based compensation expenses, in the amount of RMB49.9 million (US$7.3 million), (v) an increase of RMB31.0 million (US$4.5 million) in salary and welfare payable, (vi) a deferred tax liabilities of RMB26.0 million (US$3.8 million) primarily related to a 5% withholding tax on RMB520.0 million (US$76.2 million) earnings of PW Software which we decided to declare to its direct parent, PW Hong Kong, and (vii) an increase of RMB22.1 million (US$3.2 million) in accounts receivable as a result of our business expansion.

Net cash provided by operating activities in the year ended December 31, 2007 was RMB536.9 million. Net cash provided by operating activities in 2007 was primarily attributable to the following factors: (i) a net income of RMB361.9 million, (ii) an increase in deferred revenues of RMB109.7 million, (iii) an increase in advances from customers of RMB29.2 million, and (iv) an increase in salary and welfare payable of RMB20.7 million, all primarily as a result of our launch of additional games and an increase in revenues from operating our existing games in China.

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

Investing Activities

Net cash used in investing activities in 2008 was RMB1.1 billion (US$159.5 million), compared to RMB112.0 million in 2007 and RMB11.6 million in 2006. Net cash used in investing activities in 2008 primarily related to (i) purchases of property, equipment and software in the amount of RMB759.6 million (US$111.3 million) to support our expanded operations; (ii) restricted cash of RMB150.4 million (US$22.0 million) deposited into an escrow account related to our business acquisition of InterServ Caymans, and (iii) RMB102.9 million (US$15.1 million) net cash paid for our transaction with InterServ in October 2008.

Net cash used in investing activities in 2007 primarily related to purchases of servers, computer equipment and office premises in the amount of RMB112.0 million to support our expanded operations.

Net cash used in investing activities in 2006 primarily related to (i) purchases of servers, computer equipment and other equipment in the amount of RMB8.5 million to support our expanded operations; and (ii) obtaining licenses of copyrights on which the contents of our online games are based and obtaining a license of a database software in the amount of approximately RMB3.1 million.

Financing Activities

Net cash used in financing activities was RMB0.7 million (US$0.1 million) in 2008, compared to net cash provided by financing activities of RMB1.0 billion in 2007 and RMB42.5 million in 2006. Net cash used in financing activities in 2008 was primarily related to approximately RMB4.6 million (US$0.7 million) used to repurchase our ADSs in the open market under our share repurchase program, offset by RMB3.8 million (US$0.6 million) proceeds from the exercise of share options in the period.

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

Capital Expenditures

We incurred capital expenditures of RMB863.8 million (US$126.6 million) in 2008. Our capital expenditures in 2008 were used primarily to purchase servers, computer equipment and office premises for the further expansion of our operations, and for our acquisitions. We purchased office premises with an area of approximately 2,700 square meters in January 2008 at a purchase price of approximately RMB31.6 million (US$4.6 million). In March 2008, we entered into an agreement for the purchase of the premises with an area of approximately 55,000 square meters in Beijing at the aggregate purchase consideration of approximately RMB700.0 million (US$102.6 million). We have used our existing cash to pay RMB672.0 million (US$98.3 million) of the consideration as of March 31, 2009, and plan to use our current cash and cash equivalents to pay the remaining consideration. In October 2008, we acquire rights related to two online games, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine for a total purchase price of approximately US$15.0 million in cash, which was paid off in October 2008. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

We incurred capital expenditures of RMB112.0 million in 2007. Our capital expenditures in 2007 were used primarily to purchase servers, computer equipment and office premises for the further expansion of our operations.

We incurred capital expenditures of RMB11.6 million in 2006. Our capital expenditures have been used primarily to purchase servers and other computer equipment for the operation of our online games and to obtain licenses of copyrights of the TV drama series “ ,” on which our game Legend of Martial Arts is based, and the Internet novel “Zhu Xian,” based on which we developed a game with the same name.

C. Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. We intend to maintain and strengthen our internal game development capabilities and license more games to leading game operators in more countries and regions.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or off-balance arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangement and Aggregate Contractual Obligations”, except for PW Network’s guarantee of the obligations of an unrelated party, Beijing Aoshi Lianheng Technology Co., Ltd., or Beijing Aoshi, for an aggregate rental fee of RMB1.8 million (US$0.3 million) under a server lease agreement for the benefit of the lessor, Shanghai Mengchi Network Technology Co., Ltd. PW Network provided the guarantee with respect to the rental payment as the servers rented by Beijing Aoshi were subleased to PW Network. This guarantee was terminated in December 2008. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Non current deferred revenues	32,555	—	32,555	—	—
Other long-term payable	28,000	—	28,000	—	—
Operating lease obligations	76,486	53,430	21,311	1,745	—
Payable under the transaction with InterServ entered into in December 2008	158,786	158,786	—	—	—
Payable under the share repurchase transaction with SAIF	386,649	386,649	—	—	—
Total	682,476	598,865	81,866	1,745	—

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2008.

G. Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development and launch of additional MMORPGs, online casual games or other online games;

•	our various initiatives to implement our business strategies;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online game industry in China; and

•	the regulatory environment in China relating to the Internet and Internet content providers, including online game developers and operators.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	37	Founder, Chairman and Chief Executive Officer
Ge Song	41	Director
Louis T. Hsieh	44	Independent Director
Bing Xiang	47	Independent Director
Han Zhang	45	Independent Director
Kelvin Wing Kee Lau	44	Chief Financial Officer
Di He	35	Chief Technology Officer
Qing Li	35	Chief Design Officer
Qi Zhu	36	Senior Vice President
Davis Jian Li	39	Senior Vice President
Alan Ming Chen	48	Senior Vice President
Bill Weizheng Wang	39	Vice President
Robert Hong Xiao	43	Vice President

Biographical Information

Mr. Michael Yufeng Chi is our founder, chairman and chief executive officer. Prior to founding our company, Mr. Chi founded Beijing Golden Human Co., Ltd., a leading Chinese education software company in 1996, and has served as the chairman since its inception. From 2003 to 2004, Mr. Chi also served as a vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology company listed on the Shenzhen Stock Exchange. In 2009, Mr. Chi was named one of the “Most Influential Individuals in the Chinese Game Industry in 2008” at the 2008 China Game Industry Annual Conference. In 2007, Mr. Chi was named one of the “Outstanding Entrepreneurs of the Chinese e-Game Industry” at the 2007 Annual Conference of Chinese e-Game Industry. In 2002, Mr. Chi was also named one of the “Outstanding Young Entrepreneurs in Beijing” by the Beijing Youth Federation and the Beijing Young Entrepreneur Association, and one of the “Outstanding Private Entrepreneurs” by the All-China Association of Industry & Commerce and the China Non-Governmental Science Technology Entrepreneurs Association. In 2001, Mr. Chi was named one of the “Outstanding Young Persons of China’s Software Industry” by the MIIT and the All-China Youth Federation. Mr. Chi received his bachelor’s degree in chemistry from Tsinghua University in 1993 and his MBA degree from China Europe International Business School in 2004.

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

Dr. Bing Xiang has served as our independent director since July 25, 2007. Dr. Xiang has served as an independent director of Huicong International Information since 2002, and has served as an independent director of Dan Form Holdings Company Limited and E Fund Management Co., Ltd. since 2001. Dr. Xiang is a professor of accounting and Dean at the Cheung Kong Graduate School of Business since 2002. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He has also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China Europe International Business School. Dr. Xiang received his bachelor’s degree from Xi’an University of Transportation in 1983 and a Ph.D. degree in accounting from University of Alberta in 1991.

Mr. Han Zhang has served as our independent director since July 2008. Since 2007, Mr. Zhang has served as a partner of Share Capital Partners Ltd., a Chinese venture capital firm. Mr. Zhang served as the general manager of Greatwall Fund Management Co., Ltd., a fund management company in China, from 2004 to 2005. He also served as the deputy general manager of Rongtong Fund Management Co., Ltd., a fund management company in China, from 2001 to 2003. From 1999 to 2000, Mr. Zhang was the general manager assistant and the investment director of Penghua Fund Management Co., Ltd., a fund management company in China. He was the deputy manager of the Finance Department of China National Technical Import & Export Corporation and also the general manager of CNTIC Shanghai Investment Advisory Co., Ltd. from 1994 to 1998. Mr. Zhang received his bachelor’s degree in chemistry from the Peking University in 1985 and his EMBA degree from China Europe International Business School in 2004.

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

Mr. Qi Zhu is our senior vice president in charge of operations and has been with us since November 2004. Prior to joining us, he served as the vice president of Beijing Qianxiang Tiancheng Technology Co. Ltd., a company engaged in development and services of Internet products in 2004. From 2003 to 2004, Mr. Zhu was the deputy general manager of Beijing CIMO Technology Co. Ltd., an Internet entertainment company. Before that, he was a marketing director of Beijing Globallink Computer Technology Co., Ltd., a Chinese online game developer and operator, from 2000 to 2003. Mr. Zhu was a branch manager of Lenovo (Beijing) Co. Ltd., a computer company in China, from 1998 to 2000. Mr. Zhu received his bachelor’s degree in metal forming from University of Science and Technology Beijing in 1995 and his master’s degree in business economics from Chinese Academy of Social Sciences in 1998. He is pursuing his EMBA degree from Cheung Kong Graduate School of Business in China.

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

Mr. Bill Weizheng Wang is our vice president in charge of our overseas business development and has been with us since April 2007. Prior to joining us, Mr. Wang served as a business development executive at Turbine, Inc., a publisher and developer of interactive entertainment from 2005 until he joined us. From 2004 to 2005, Mr. Wang served as a senior analyst in the business development department of Avery Dennison Corporation, a company listed on the New York Stock Exchange primarily engaging in the office automation and self-adhesive materials business. From 2001 to 2002, Mr. Wang served as a product manager in Teradyne Inc., a company listed on the New York Stock Exchange primarily engaging in automatic test equipment business. Mr. Wang received his bachelor’s degree in automation from Beijing University of Technology in China in 1993. Mr. Wang received his MBA degree from Pennsylvania State University in 2001 and received his master’s degree in finance from Boston College in 2004.

Mr. Robert Hong Xiao has been our vice president in charge of our human resources since May 2008. Prior to joining us, Mr. Xiao worked with Dell (China) Company Limited from 2005 to 2008, first serving as the director of the learning and development department and then as the director of the talent management department. From 2003 to 2005, Mr. Xiao served as the director of people and organizational development department in Philips (China) Investment Co., Ltd. From 2001 to 2003, Mr. Xiao worked with Cisco Systems Hong Kong Ltd., first as the manager of the career and leadership development and then as the manager of the leadership and human resources development department. Prior to that, Mr. Xiao served as the manager of the organizational effectiveness department in Cisco Systems (China) Networking Technologies Co., Ltd. from 2000 to 2001. Mr. Xiao received his bachelor’s degree in physics in 1989 from Tsinghua University, and received his master’s and Ph.D. degrees in engineering from University of Southern California, in 1991 and 1995, respectively.

There is no family relationship between any of our executive officers or directors.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2008, we paid an aggregate of approximately RMB12.5 million (US$1.8 million) and approximately RMB341.1 thousand (US$50.0 thousand) in cash compensation to our senior executive officers and non-executive directors, respectively. For the fiscal year ended December 31, 2008, we paid an aggregate of approximately RMB279.4 thousand (approximately US$40.9 thousand) for pension and other social insurance contribution for our senior executive officers. For options granted to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

We have adopted a share incentive plan, to motivate, attract and retain employees, directors and consultants, and promote the success of our business. In February 2009, we amended and restated the share incentive plan, under which the maximum number of ordinary shares reserved for future issuances upon exercise of the options and other equity incentives granted under the plan has been increased to 42,145,000 Class B ordinary shares. In February 2008, we issued 5,367,850 Class B ordinary shares to our depositary bank, representing 1,073,570 ADSs to be issued to employees upon the exercise of their vested share options. As of December 31, 2008, 3,450,325 shares out of these 5,367,850 Class B ordinary shares had been transferred to the employees upon exercise of their share options. 1,917,525 Class B ordinary shares remained available for future exercises of vested share options. The following table summarizes, as of March 31, 2009, the outstanding options that we granted to several of our directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Qing Li	1,600,000	0.1	September 6, 2006		*
	165,000	0.02	December 1, 2008	*	*
	283,200	1.782	March 3, 2009	*	*
Kelvin Wing Kee Lau	1,800,665	0.1	March 1, 2007		*
	150,000	0.02	December 1, 2008	*	*
	189,600	1.782	March 3, 2009	*	*
Qi Zhu	700,000	0.1	September 6, 2006		*
	300,000	0.6	April 20, 2007		*
	150,000	0.02	December 1, 2008	*	*
	258,600	1.782	March 3, 2009	*	*
Davis Jian Li	400,000	0.1	September 6, 2006		*
	200,000	0.6	April 20, 2007		*
	800,000	1.782	October 22, 2007		*
	150,000	0.02	December 1, 2008	*	*
	257,400	1.782	March 3, 2009	*	*
Bill Weizheng Wang	542,860	0.6	April 20, 2007		*
	35,000	0.02	December 1, 2008	*	*
	48,000	1.782	March 3, 2009	*	*
Louis T. Hsieh	235,000	0.9	July 25, 2007		*
Bing Xiang	150,000	0.9	July 25, 2007		*
Han Zhang	60,000	1.782	July 28, 2008	*	*
Ge Song	75,000	1.782	January 17, 2008		*
Alan Ming Chen	315,000	1.782	February 21, 2008		*
	157,500	1.782	July 28, 2008	*	*
	90,000	1.782	March 3, 2009	*	*
Di He	165,000	0.02	December 1, 2008	*	*
	270,600	1.782	March 3, 2009	*	*
Robert Hong Xiao	500,000	1.782	May 26, 2008		*
Other individuals as a group	6,244,735	0.1	September and December 6, 2006, March 1, 2007		*
	738,830	0.6	April 20, 2007		*
	845,000	1.782	July 10, 2007		*
	368,500	1.782	October 22, 2007		*
	1,446,750	1.782	January 17, 2008		*
	1,228,275	1.782	May 26, 2008		*
	1,194,471	1.782	October 28, 2008	*	*
	2,487,080	0.02	December 1, 2008	*	*
	6,268,660	1.782	March 3, 2009	*	*

*	Earlier of the fifth anniversary of our initial public offering or the termination of the optionee’s services.

**	Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or the termination of the optionee’s services (applicable to share options granted after July 4, 2008).

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

C. Board Practices

Every director attended all of the meetings of our board of directors and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. In 2008, our board of directors held meetings with unanimous written resolutions four times.

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

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with

Rule 5605 of the Nasdaq Stock Market Marketplace Rules, all of the members of each of our board committees are independent directors. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.

Audit Committee. Our audit committee consists of Louis T. Hsieh, Bing Xiang and Han Zhang. We have determined that Louis T. Hsieh, Bing Xiang and Han Zhang satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of the Nasdaq Stock Market Marketplace Rules. Our board of directors has determined that Louis T. Hsieh is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

In 2008, our audit committee held meetings with unanimous written resolutions five times.

Compensation Committee. Our compensation committee consists of Louis T. Hsieh and Bing Xiang. We have determined that Louis T. Hsieh and Bing Xiang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Marketplace Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2008, our compensation committee passed unanimous written resolutions in lieu of meeting one time.

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

D. Employees

We had 430, 1,043 and 2,096 employees as of December 31, 2006, 2007 and 2008, respectively. As of March 31, 2009, we had 2,504 employees, including 1,132 in research and development, 479 in customer service, 284 in sales and marketing, 135 in network operation, 223 in management and administration, 52 in game website maintenance and 199 in outsourcing services. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming each share is entitled to one vote, as of March 31, 2009, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Yufeng Chi(3)	64,592,620	25.1%
Daniel Dong Yang(4)	*	*
Di He(5)	4,053,570	1.6%
Qing Li(6)	*	*
Kelvin Wing Kee Lau(6)	*	*
Qi Zhu(6)	*	*
Davis Jian Li(6)	*	*
Bill Weizheng Wang(6)	*	*
Ge Song(6)	*	*
Alan Ming Chen(6)	*	*
Louis T. Hsieh(6)	*	*
Bing Xiang(6)	*	*
Robert Hong Xiao(7)	*	*
Han Zhang	—	—
All Directors and Executive Officers as a Group(8)	71,824,062	27.6%

Principal Shareholders:
Perfect Human Holding Company Limited(9)	64,592,620	25.1%
SB Asia Investment Fund II L.P.(10)	36,000,853	14.0%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 257,487,610 being the number of ordinary shares outstanding as of March 31, 2009, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2009.

(3)

Represents 47,042,620 Class A ordinary shares and 17,550,000 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Michael Yufeng Chi. In March 2008, Perfect Human Holding Company Limited deposited 11,424,250

Class B ordinary shares with Citigroup Global Markets Inc. in accordance with a Rule 10b5-1 share trading plan, and there were 9,550,000 Class B ordinary shares deposited under such plan as of March 31, 2009. In June 2008, Perfect Human Holding Company Limited entered into a 10b5-1 plan in the form of variable prepaid forward contract with an unaffiliated securities brokerage firm for an aggregate of 3,000,000 Class B ordinary shares. In December, 2008, Perfect Human Holding Company Limited entered into a 10b5-1 plan in the form of variable prepaid forward contract with an unaffiliated securities brokerage firm for an aggregate of 5,000,000 Class B ordinary shares. The business address for Mr. Chi is 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District Beijing 100085, People’s Republic of China.

(4)	Represents Class A ordinary shares held by Mr. Yang on behalf of the management of SAIF. Mr. Yang disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. Daniel Dong Yang has resigned from his position as a member of the board of directors of our company since July 2008. The mailing address for Mr. Yang is 57C, Tower 2, 14 Tregunter Road, Mid-levels, Hong Kong.

(5)	Represents 3,628,570 Class A ordinary shares and 425,000 Class B ordinary shares held by Mr. He. In September 2008, Mr. He entered into a variable prepaid forward contract with Credit Suisse Securities (USA) LLC, pursuant to which he pledged and monetized 425,000 Class B ordinary shares held by him. The mailing address for Mr. He is No. 20011201, Human Resource Service Center, B29 Suzhoujie Street, Haidian District, Beijing, People’s Republic of China.

(6)	Represents ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2009.

(7)	Represents ADSs held by Mr. Xiao and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2009. The business address for Mr. Xiao is 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China.

(8)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2009 held by all of our directors and senior executive officers as a group.

(9)	Represents 47,042,620 Class A ordinary shares and 17,550,000 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and its sole shareholder is Mr. Michael Yufeng Chi. See also note (3) to this table above. The address for Perfect Human Holding Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(10)	Represents 1,203,812 Class A ordinary shares and 34,750,850 Class B ordinary shares held by SAIF and 46,191 Class A ordinary shares held by Mr. Daniel Dong Yang on behalf of the management of SAIF. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class B ordinary shares are entitled to one vote per share, while holders of Class A ordinary shares are entitled to 10 votes per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Holders of our Class A ordinary shares may choose to convert their Class A ordinary shares into the same number of Class B ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 3D, “Key Information—Risk Factors—Risks Related to Our Company—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.”

As of March 31, 2009, 257,487,610 of our ordinary shares were issued and outstanding. To our knowledge, approximately 170,712,340 ordinary shares, or 66.3% of our total outstanding ordinary shares, were held by a record shareholder in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holder of our ordinary shares in the United States.

For options granted to our officers and directors, see Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Item 6, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with PW Network and its Equity Owners

Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games, including Internet content provision, Internet culture operation and Internet publishing licenses. We conduct our online game and Internet content provision businesses in China through PW Software’s contractual arrangements with PW Network, one of our VIEs. PW Software’s relationships with PW Network and its equity owners are governed by the following contractual arrangements entered into in September 2006, as amended and restated in April 2007.

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

Contractual Arrangements with PW Literature and its Equity Owners

Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online reading business, including Internet content provision, Internet culture operation and Internet publishing licenses. We conduct our online reading business in China through PW Software’s contractual arrangements with PW Literature, another of our VIEs. PW Software’s relationships with PW Literature and its equity owners are governed by the following contractual arrangements.

Exclusive Technology Support and Service Agreement. Under the exclusive technology support and service agreement between PW Software and PW Literature dated as of June 25, 2008, PW Software has the exclusive right to provide to PW Literature technical support and services related to PW Literature’s business operations of telecommunications value-added service platform. PW Software owns the intellectual property rights developed by either PW Software or PW Literature in the performance of this agreement. PW Literature pays to PW Software quarterly service fees, the amount of which is determined by PW Software and PW Literature based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until June 24, 2028 or the early termination by PW Software or by either party due to the other party’s insolvency or similar circumstances.

Development Cooperation Agreement. Under the development cooperation agreement between PW Literature and PW Software dated as of June 25, 2008, PW Literature exclusively engages PW Software to develop software for PW Literature’s operation. PW Literature and PW Software jointly owns the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Literature pays to PW Software monthly service fees, the amount of which is determined by PW Software and PW Literature based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until June 24, 2028 or the early termination by both parties thereto.

Business Operation Agreement. Under the business operation agreement among PW Software, PW Literature and the shareholders of PW Literature dated as of June 25, 2008, PW Software provides guidance and advice on PW Literature’s daily operations and financial management systems. The shareholders of PW

Literature must elect the candidates recommended by PW Software as PW Literature’s directors, and procure the appointment of PW Literature’s senior executives as per PW Software’s designation. Moreover, PW Literature and its shareholders agree that without the prior consent of PW Software, PW Literature will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of PW Literature, including incurrence or assumption of any indebtedness of more than RMB400,000, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. The agreement also provides that if any of the agreements between PW Software and PW Literature is terminated, PW Software is entitled to terminate all of the other agreements between itself and PW Literature. This agreement is effective until June 24, 2028 or the early termination by PW Software.

Call Option Agreement. Under the call option agreement among the equity owners of PW Literature, PW Literature and PW Software dated as of June 25, 2008, the equity owners of PW Literature irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Literature’s equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Literature for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until June 24, 2028 or the early termination by all parties thereto.

Equity Pledge Agreement. Under the equity pledge agreement among the equity owners of PW Literature, PW Literature and PW Software dated as of April 24, 2009, the equity owners of PW Literature pledged all of their equity interests in PW Literature to PW Software to guarantee PW Literature’s performance of its obligations under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If PW Literature or either of its equity owners breaches its respective contractual obligations, PW Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of PW Literature agreed not to take any actions that would prejudice PW Software’s interest. This agreement is effective until June 24, 2028.

Loan Agreements. Each equity owner of PW Literature has respectively entered into a loan agreement with PW Software as of May 20, 2008, under which PW Software agreed to make an RMB500,000 interest-free loan to each equity owner of PW Literature respectively solely for the latter to fund the capitalization of PW Literature. The term of the loans are twenty years and may be extended as agreed by both parties thereto.

Power of Attorney. Each equity owner of PW Literature has executed a power of attorney to appoint PW Software as its attorney-in-fact to exercise all of its rights as equity owner of PW Literature, including voting rights and the rights to transfer any or all of its equity interest in PW Literature. The appointment of PW Software as attorney-in-fact will remain effective until the termination of the above business operation agreement or the dissolution of PW Software.

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

In August 2008, PW Network invested RMB3.0 million (US$0.4 million) for a minority stake in PW Cultural, a newly established Chinese media and entertainment company controlled by Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd., a company controlled by Mr. Ge Song, one of our directors. In April 2009, PW Network further entered into a capital increase and share transfer agreement with PW Cultural and its majority equity holder, to invest an aggregate of RMB70.0 million (US$10.3 million) in PW Cultural to acquire additional equity in and increase the registered capital of PW Cultural. Upon consummation of the transaction, PW Network holds 89% equity in PW Cultural.

In December 2008, we entered into an agreement to repurchase a total of 18,750,000 shares of our Class A ordinary shares for approximately US$56.6 million from SAIF and Mr. Daniel Dong Yang. The transaction was completed in January 2009.

In June 2009, we further repurchased a total of 1,203,812 shares of our Class A ordinary shares and 11,296,188 shares of our Class B ordinary shares for approximately US$52.4 million from SAIF.

Shareholders Agreement

In connection with our Series A convertible preferred shares private placement in September 2006, we and our shareholders entered into a shareholders agreement, amended by a supplementary agreement in December 2006. Under the shareholders agreement, holders of our ordinary shares converted from our Series A convertible preferred shares are entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration.

Employment Agreements

See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” for a description of the employment agreements we have entered into with our senior executive officers.

Stock Option Grants

See Item 6, “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

On May 27, 2009, IQ Biometrix, Inc., a Delaware corporation, filed a complaint against us in the United States District Court, Northern District of Illinois, Eastern Division (Case No.: 09CV3180), alleging that we and our products, including our Perfect World game, have been and are infringing upon one or more claims of the two U.S. patents entitled “Method and Apparatus for Creating Facial Images” and “System and Method for Creating and Displaying a Composite Facial Image” that have been issued to the plaintiff, and seeking damages and permanent injunction of our alleged infringement of the two patents. We intend to vigorously defend ourselves against the claims made in this case. For potential risks relating to third-party intellectual property rights, please see “Item 3.D. Risk Factors—Risks Relating to Our Company—We may be subject to intellectual property infringement claims which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing certain of our existing games.”

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

In the fourth quarter of 2008, to fund our share repurchase program, our Board of Directors determined to distribute RMB207.5 million (US$30.4 million) dividend for the earnings generated in 2007 of PW Software to its direct parent, PW Hong Kong. Under the New CIT law and relevant rules, such dividend for earnings generated before January 1, 2008 is not subject to withholding tax. Furthermore, our Board of Directors has decided to declare RMB520.0 million (US$76.2 million) earnings of PW Software generated in 2008 to PW Hong Kong. As such, a withholding tax of RMB26.0 million (US$3.8 million) was accrued and recorded as deferred tax liabilities as of December 31, 2008. Except for PW Software, our other subsidiaries and VIEs do not intend to declare dividends to their immediate holding companies, and these entities plan to continue to reinvest their undistributed earnings in their operations in PRC and overseas markets in the foreseeable future.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs, each representing five of our Class B ordinary shares, have been listed on the Nasdaq since July 26, 2007 under the symbol “PWRD.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2007 (from July 26) and 2008, (2) the third and fourth quarters of 2007, each of the four quarters of 2008 and the first quarter of 2009 and (3) each of the past six months.

	Trading Price ($)
	High	Low
2007 (from July 26)
Full Year	37.00	17.40
Third Quarter	30.50	17.40
Fourth Quarter	37.00	19.13
2008
Full Year	33.52	13.88
First Quarter	31.34	18.81
Second Quarter	33.52	21.40
Third Quarter	28.09	20.82
Fourth Quarter	23.47	13.88
December	19.10	15.46
2009
First Quarter	18.80	8.78
January	18.80	14.32
February	16.08	11.32
March	14.54	8.78
April	18.50	13.73
May	21.52	16.75
June (through June 18, 2009)	26.94	21.25

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing five of our Class B ordinary shares, have been listed on the Nasdaq under the symbol “PWRD.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-144282) originally filed with the SEC on July 2, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary general meeting on October 7, 2008, which are included as Exhibit 1.1 to this annual report.

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2007 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2007 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our memorandum and articles of association), such Class A ordinary shares shall be automatically and immediately converted into the equal number of Class B ordinary shares. In addition, if at any time our founder, chairman and chief executive officer, Mr. Michael Yufeng Chi, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class A ordinary shares, each issued and outstanding Class A ordinary share shall be automatically and immediately converted into one Class B ordinary share, and we shall not issue any Class A ordinary shares thereafter.

Voting Rights. All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to 10 votes, and each Class B ordinary share is entitled to one vote. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. At any shareholders’ meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of a poll is required or demanded accordingly.

A quorum for a shareholders’ meeting consists of one or more shareholders holding at least one third of the outstanding voting share capital of the Company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We shall, if required by the Companies Law, hold a general meeting of shareholders as our annual general meeting and shall specify the meeting as such in the notices calling it. Our board of directors may call extraordinary general meetings, and they must on shareholders’ requisition convene an extraordinary general meeting. A shareholder requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than 20% of the then voting power represented by the issued shares of our company as at that date carries the right of voting at general meetings of our company. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital and canceling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and executed by or on behalf of the transferor.

Our board of directors may, in their absolute discretion (except with respect to a transfer from a shareholder to its affiliate(s)), decline to register any transfer of shares without assigning any reason therefor. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law (including but not limited to U.S. securities law provisions related to insider trading) and our articles of association, our board of directors shall promptly register such transfer. Further, any director is authorized to confirm in writing addressed to the registered office to authorize a share transfer and to instruct that the register of members be updated accordingly, provided that the transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law and our articles of association and such holder is not the director who authorizes the transfer or an entity affiliated with such director. Any director is authorized to execute a share certificate in respect of such shares for and on behalf of our company.

The registration of transfers may be suspended at such time and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended for more than 45 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, our board of directors may authorize repurchase of our shares in accordance with the manner of purchase specified in our articles of association without seeking shareholder approval.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of at least a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10.H. Documents on Display.”

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.3% against the U.S. dollar between July 21, 2005 and December 31, 2008. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008 respectively) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. The State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

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

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not and do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a “passive foreign investment company” nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a “resident enterprise” for PRC tax purposes under the New CIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. For more information regarding the New CIT Law, see Item 3, “Key Information—Risk Factors—Risks Related to Our Company—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the New CIT Law, which would have a material adverse effect on our results of operations.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information, see Item 3, “Key Information—Risk Factors—Risks Related to Our Company—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the New CIT Law, which would have a material adverse effect on our results of operations.” The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, such as an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information, see Item 3, “Key Information—Risk Factors—Risks Related to Our Company—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the New CIT Law, which would have a material adverse effect on our results of operations.” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our VIEs will be treated as ownership of stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC.

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-144282, as amended) and the prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-144296) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

In accordance with Nasdaq Stock Market Marketplace Rules 4350(b), we will post this annual report on Form 20-F on our website at http://www.pwrd.com.

I. Subsidiary Information

For a listing of our subsidiaries, see Item 4, “Information on the Company—Organizational Structure.”

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. In 2008, we generated more revenues in foreign currency from licensing our games to overseas licensees. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. We recorded a net foreign currency transaction loss of approximately RMB12.2 million (US$1.8 million) in 2008 principally due to a foreign currency loss on the U.S. dollar proceeds from our initial public offering in July 2007 and overseas licensing revenues in foreign currency resulting from the RMB appreciation. We recorded a net foreign currency transaction loss of approximately RMB6.8 million in 2007 principally due to a foreign currency loss on the U.S. dollar proceeds from our initial public offering in July 2007 resulting from the RMB appreciation. We recorded a net foreign currency transaction loss of approximately RMB0.8 million in 2006 principally due to a foreign currency loss on the U.S. dollar proceeds from the issuance of our Series A convertible preferred shares resulting from the RMB appreciation. We may experience additional foreign exchange losses in the future to the extent we hold the proceeds of our initial public offering in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.3% against the U.S. dollar between July 21, 2005 and December 31, 2008. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. For the year ended December 31, 2008, we have recorded RMB33.8 million of foreign translation losses in other comprehensive income. If the exchange rate of RMB against the U.S. dollar is 10% higher than those we used in our financial statements, our foreign currency translation loss in our comprehensive income would have been increased by approximately RMB21.7 million.

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

Inflation

In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index, or CPI in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders.

The effective date of the registration statement on Form F-1 (File number: 333-144282) for which use of proceeds information is being disclosed was July 25, 2007. We offered our Class B ordinary shares, in the form of ADSs, in our initial public offering on July 26 2007. We registered and sold 9,000,000 ADSs, representing 45,000,000 Class B ordinary shares, for an aggregate price of US$144.0 million and the selling shareholders in the offering registered and sold 4,570,000 ADSs, representing 22,850,000 Class B ordinary shares, for an aggregate price of US$73.1 million, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. For the period from the effective date to December 31, 2008, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$10.9 million (after deducting amounts reimbursed by our depositary bank), which included US$10.1 million for underwriting discounts and commissions and US$3.0 million for other expenses. None of these amounts was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owing ten percent or more of any class of our equity securities, or to any of our affiliates. We received net proceeds of approximately US$133.1 million from our initial public offering after deducting expenses.

We used the net proceeds received from our initial public offering as follows:

•	approximately US$109.3 million to purchase new office buildings to expand our operation; and

•	approximately US$15.0 million to fund our transaction with InterServ in October 2008.

As of December 31, 2008, proceeds from our initial public offering that have yet to be applied have been invested in money market funds or bank deposits. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC, Credit Suisse (Hong Kong) Limited, CIBC World Markets Corp., and Susquehanna Financial Group, LLLP. were the managing underwriters for our initial public offering.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, they have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, was recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act of 1934, as amended. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During 2008, we implemented a number of measures to strengthen our controls over the preparation and review of our financial statements and disclosures. Specifically, we formalized an enhanced financial statement close process, and made other improvements as we deemed necessary to improve our internal control over financial reporting.

Excepted changes disclosed above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Louis T. Hsieh, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16B.    CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://www.pwrd.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated.

	2007		2008
Audit fees(1)	US$	816,537	US$	1,729,571
Audit-related fees(2)	US$	563,041	US$	150,000
Tax fees(3)		Nil	US$	10,000
All other fees(4)		Nil	US$	85,013

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2007 involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services in connection with our initial public offering.

(3)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning. In 2008, the tax fees refer to fees paid to our principal auditors to render tax due diligence services in connection with InterServ acquisitions.

(4)	“All other fees” means the aggregate fees billed in 2008 for financial due diligence services rendered by our principal auditors in connection with InterServ acquisitions.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(1)
December 1 – December 31, 2008	40,545	$16.51	40,545	$99,330,517
Total	40,545	$16.51	40,545	$99,330,517

(1)	Each of our ADSs represents five Class B ordinary shares.

(2)	We publicly announced a share repurchase plan on October 13, 2008, pursuant to which we are authorized to repurchase of up to US$100.0 million of our ADSs from October 13, 2008 (the plan’s approval date) to October 13, 2009.

In addition to and separate from the above ADS repurchase program, in December 2008, we entered into an agreement to repurchase a total of 18,750,000 shares of our Class A ordinary shares for approximately US$56.6 million from SAIF and Mr. Daniel Dong Yang. The transaction was completed in January 2009. In June 2009, we further repurchased a total of 1,203,812 shares of our Class A ordinary shares and 11,296,188 shares of our Class B ordinary shares for approximately US$52.4 million from SAIF.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Stock Market Marketplace Rules.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of Perfect World and its subsidiaries are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document
1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 11, 2007).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

4.1	Shareholders Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.2	Supplementary Agreement to Shareholders Agreement among the Registrant and other parties thereto dated as of December 4, 2006 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.3	Series A Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.4	Right of First Refusal and Co-sale Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.5*	Amended and Restated Share Incentive Plan adopted on February 28, 2009.

4.6	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.7	English Translation of Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.8	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Network and its Founders (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.9	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Software and a Senior Executive Officer (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.10	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Network dated as of April 4, 2007 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.11	English Translation of Development Cooperation Agreement between PW Network and PW Software dated as of April 4, 2007 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.12	English Translation of Business Operation Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.13	English Translation of Call Option Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.14	English Translation of Equity Pledge Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.15	English Translation of Power of Attorney signed by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.16	English Translation of Asset Transfer Agreement between PW Software and PW Network dated as of September 26, 2006 (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.17	English Translation of Technology Development Contract between PW Software and PW Network dated as of September 10, 2006 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.18	English Translation of Copyright Transfer Agreement between the Registrant and PW Network dated as of May 24, 2007, as supplemented May 30, 2007 (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.19	English Translation of Technology Development Contract between PW Network and E-Pie Entertainment and Technology Co., Ltd. dated as of April 20, 2004 (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.20	English Translation of Technology Development Contract between PW Network and E-Pie Entertainment and Technology Co., Ltd. dated as of July 15, 2005 (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.21	English Translation of Technology Development Contract between PW Network and E-Pie Entertainment and Technology Co., Ltd. dated as of January 1, 2006, as supplemented on April 4, 2007 (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.22	English Translation of Premises Lease Contract between PW Network and Beijing Human Edu-Tech Co., Ltd. dated as of January 1, 2005 (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.23	English Translation of Premises Lease Contract between PW Network and Beijing Human Edu-Tech Co., Ltd. dated as of January 1, 2006, as supplemented on April 13, 2006 (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.24	English Translation of Premise Lease Contract Termination Agreement between PW Network and Beijing Human Edu. Tech Co., Ltd. dated as of August 31, 2006 (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.25	English Translation of Premises Lease Contract between PW Software and Beijing Human Edu-Tech Co., Ltd. dated as of September 1, 2006 (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.26	English Translation of Premise Lease Contract Termination Agreement between PW Software and Beijing Human Edu-Tech Co., Ltd. dated as of December 31, 2006 (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.27	English Translation of Huakong Building Lease Agreement between PW Software and Beijing Huakong Technology Co., Ltd. dated as of October 25, 2006 (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.28	English Translation of Huakong Building Lease Agreement between PW Network and Beijing Huakong Technology Co., Ltd. dated as of October 25, 2006 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.29	English Translation of Copyright Transfer Agreement between the Registrant and PW Network dated as of June 1, 2007, as supplemented on July 2, 2007 (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.30	English Translation of Copyright Transfer Agreement Termination Agreement between the Registrant and PW Network dated as of August 26, 2007 (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.31	English Translation of Supplementary Agreement to the Development Cooperation Agreement between PW Network and PW Software dated as of April 1, 2008 (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.32	English Translation of Letter of Intent about the Transfer of No. 6-9 Buildings and No. 1 Garage of Area F of Jiaming Park as a Whole between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software dated as of February 29, 2008 and its Supplementary Agreement dated as of March 19, 2008 (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.33	English Translation of Use Agreement of Civil Air Defense Parking Spaces of No. 1 Garage of Area F of Jiaming Tongcheng between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software dated as of March 25, 2008 (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.34	English Translation of Transfer Agreement of Several Houses of No. 1 Garage and Non-flammable Goods Storeroom of No. 8 Building of Area F of Jiaming Tongcheng between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software dated as of March 25, 2008 (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.35	English Translation of Form of Beijing Municipal Purchase & Sale Contract for Completed Commercial Housing between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software and its Supplementary Agreement (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.36	English Translation of Form of Beijing Municipal Presale Contract for Commercial Housing between Beijing Jiaming Real Estate Development Co., Ltd. and PW Software and its Supplementary Agreement (incorporated by reference to Exhibit 4.36 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.37*	English Translation of Loan Agreement between PW Software and Mr. Michael Yufeng Chi dated as of May 20, 2008, including a Commitment Letter issued by Mr. Michael Yufeng Chi dated as of April 10, 2009.

4.38*	English Translation of Loan Agreement between PW Software and Mr. Qi Zhu dated as of May 20, 2008, including a Commitment Letter issued by Mr. Qi Zhu dated as of April 10, 2009.

4.39*	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Literature dated as of June 25, 2008.

4.40*	English Translation of Development Cooperation Agreement between PW Software and PW Literature dated as of June 25, 2008.

Exhibit Number	Description of Document
4.41*	English Translation of Business Operation Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008.

4.42*	English Translation of Call Option Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008.

4.43*	English Translation of Equity Pledge Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of April 24, 2009.

4.44*	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008.

4.45*	Share Purchase Agreement among Perfect Game Holding Limited, Global InterServ (B.V.I.) Inc. and Global InterServ (Caymans) Inc. dated as of December 8, 2008.

4.46*	Share Repurchase Agreement among the Registrant, SB Asia Investment Fund II L.P. and Mr. Daniel Dong Yang dated as of December 29, 2008.

4.47*	English Translation of Capital Increase and Share Transfer Agreement among PW Network, Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd. and Beijing Perfect World Cultural Communication Co., Ltd. dated as of April 20, 2009.

4.48*	Share Repurchase Agreement between the Registrant and SB Asia Investment Fund II L.P. dated as of June 1, 2009.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of King & Wood.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFECT WORLD CO., LTD.

By	/s/ Michael Yufeng Chi
Name:	Michael Yufeng Chi
Title:	Chairman and Chief Executive Officer

Date: June 19, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders:

             of Perfect World Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express an opinion on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2008). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/    PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

June 19, 2009

Perfect World Co., Ltd.

Consolidated Balance Sheets as of December 31, 2007 and December 31, 2008

		December 31,	December 31,	December 31,
	Notes	2007	2008	2008
		RMB	RMB	USD(Note 2(5))
Assets
Current assets
Cash and cash equivalents	2(6),5	1,496,032,993	1,333,075,731	195,394,024
Restricted cash	4	—	150,361,200	22,039,018
Short-term investment	2(7),5	—	50,000,000	7,328,692
Accounts receivable, net	2(8),6	16,796,527	38,822,355	5,690,342
Prepayments and other assets	7	22,112,949	36,269,524	5,316,163
Deferred tax assets	18(d)	731,142	1,734,207	254,189

Total current assets		1,535,673,611	1,610,263,017	236,022,428

Non current assets
Equity investments	2(9),8	—	22,559,975	3,306,702
Property, equipment, and software, net	2(10),10	107,331,206	169,399,817	24,829,581
Construction in progress	2(11)	—	714,083,386	104,665,942
Intangible assets, net	2(12),11	1,723,048	26,188,873	3,838,604
Prepayments and other assets		20,283,302	18,702,700	2,741,326
Deferred tax assets	18(d)	730,180	1,090,526	159,843

Total assets		1,665,741,347	2,562,288,294	375,564,426

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		23,464,378	13,629,262	1,997,693
Advances from customers	2(14)	49,672,384	78,388,312	11,489,676
Salary and welfare payable		30,901,115	61,907,164	9,073,971
Taxes payable		13,374,892	20,771,786	3,044,600
Accrued expenses and other liabilities	12	14,175,638	24,813,169	3,636,961
Share repurchase liability	13	—	386,648,554	56,672,562
Deferred revenues	2(15)	123,310,935	223,352,994	32,737,705
Deferred tax liabilities	18(d)	—	26,000,000	3,810,920
Deferred government grants	2(17)	1,100,000	620,000	90,876

Total current liabilities		255,999,342	836,131,241	122,554,964
Deferred revenues	2(15)	19,365,787	32,554,670	4,771,663
Other long-term payable		—	28,000,000	4,104,067

Total liabilities		275,365,129	896,685,911	131,430,694

Commitments	22

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007; 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008)	15	221,081	223,481	32,756
Additional paid-in capital	15	1,124,169,036	1,177,967,483	172,659,213
Treasury stock	13,15	—	(391,224,203)	(57,343,232)
Statutory reserves	2(21)	29,919,175	94,945,533	13,916,531
Accumulated other comprehensive loss	2(27)	(31,771,062)	(65,577,655)	(9,611,968)
Retained earnings		267,837,988	849,267,744	124,480,432

Total Shareholders’ Equity		1,390,376,218	1,665,602,383	244,133,732

Total Liabilities and Shareholders’ Equity		1,665,741,347	2,562,288,294	375,564,426

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Operations for the years ended December 31, 2006, 2007 and 2008

		For the years ended December 31,
	Notes	2006	2007	2008	2008
		RMB	RMB	RMB	USD(Note 2(5))
Revenues
Online game operation revenues		98,391,877	615,740,988	1,250,959,689	183,357,961
Overseas licensing revenues		1,013,592	73,382,626	186,218,677	27,294,786

Total Revenues	2(14)	99,405,469	689,123,614	1,437,178,366	210,652,747
Cost of revenues	2(16)	(24,603,593)	(118,982,981)	(175,264,350)	(25,689,168)

Gross profit		74,801,876	570,140,633	1,261,914,016	184,963,579
Operating expenses
Research and development expenses	9	(18,889,338)	(54,167,063)	(227,836,657)	(33,394,893)
Sales and marketing expenses	2(22)	(37,496,069)	(129,940,811)	(254,484,542)	(37,300,776)
General and administrative expenses		(45,867,344)	(35,783,802)	(102,492,121)	(15,022,663)

Total operating expenses		(102,252,751)	(219,891,676)	(584,813,320)	(85,718,332)

Operating (loss)/profit		(27,450,875)	350,248,957	677,100,696	99,245,247

Other income/(expenses)
Investment loss		—	—	(1,175,025)	(172,228)
Interest income		320,525	24,968,787	35,369,600	5,184,258
Others, net	14	(611,945)	(1,681,718)	(11,535,587)	(1,690,815)

Total other (expenses)/income, net		(291,420)	23,287,069	22,658,988	3,321,215

(Loss)/profit before tax		(27,742,295)	373,536,026	699,759,684	102,566,462
Income tax expense	2(19),18(c)	(202,718)	(11,587,441)	(53,303,570)	(7,812,909)

Net (loss)/profit		(27,945,013)	361,948,585	646,456,114	94,753,553

Series A convertible preferred shares accretion	16	(1,834,377)	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	16	(1,019,049)	(1,739,759)	—	—

Net (loss)/profit attributable to ordinary shareholders		(30,798,439)	360,208,826	646,456,114	94,753,553

Net (loss)/earnings per share, basic		(0.21)	1.73	2.30	0.34
Net (loss)/earnings per share, diluted		(0.21)	1.35	2.18	0.32
Net (loss)/earnings per ADS, basic		(1.02)	8.63	11.50	1.69
Net (loss)/earnings per ADS, diluted		(1.02)	6.77	10.91	1.60

Shares used in calculating basic net earnings per share		150,403,134	208,737,775	280,987,729	280,987,729
Shares used in calculating diluted net earnings per share		150,403,134	267,224,171	296,238,151	296,238,151

Total share-based compensation cost included in:	2(18),17
Cost of revenues		(9,080)	(127,929)	(3,000,334)	(439,771)
Research and development expenses		(312,370)	(1,702,600)	(22,365,703)	(3,278,227)
Sales and marketing expenses		(31,217)	(875,711)	(4,733,152)	(693,756)
General and administrative expenses		(37,827,986)	(5,637,887)	(19,800,642)	(2,902,256)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006, 2007 and 2008

	Series A convertible preferred shares		Ordinary shares		Treasury stock		Additional paid-in capital	Receivables from shareholders	Statutory reserve	Accumulated other comprehensive loss	(Accumulated deficit)/ retained earnings	Total shareholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006	—	—	—	—	—	—	15,000,000	—	—	—	(36,246,409)	(21,246,409)
Ordinary shares issued to form the Company	—	—	148,571,430	118,858	—	—	—	—	—	—	—	118,858
Due from ordinary shareholders	—	—	—	—	—	—	—	(118,858)	—	—	—	(118,858)
Issuance of Series A convertible preferred shares, net of issuance costs	80,000,000	59,962,156	—	—	—	—	—	—	—	—	—	59,962,156
Due from Series A convertible preferred shareholders	—	—	—	—	—	—	—	(7,950)	—	—	—	(7,950)
Return of capital to shareholders	—	—	—	—	—	—	(3,971,025)	—	—	—	—	(3,971,025)
Ordinary shares issued to SAIF in connection with issuance of Series A convertible preferred shares	—	—	5,714,290	4,542	—	—	2,494,031	—	—	—	—	2,498,573
Series A convertible preferred shares accretion	—	1,834,377	—	—	—	—	(1,834,377)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	34,209,628	—	—	—	—	34,209,628
Net loss	—	—	—	—	—	—	—	—	—	—	(27,945,013)	(27,945,013)
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	160,698	—	(160,698)	—

Balance as of December 31, 2006	80,000,000	61,796,533	154,285,720	123,400	—	—	45,898,257	(126,808)	160,698	—	(64,352,120)	43,499,960

Comprehensive income:
Net profit	—	—	—	—	—	—	—	—	—	—	361,948,585	361,948,585

Foreign currency translation	—	—	—	—	—	—	—	—	—	(31,771,062)		(31,771,062)

Total comprehensive income												330,177,523
Conversion of Series A preferred shares into common shares	(80,000,000)	(61,796,533)	80,000,000	63,600	—	—	61,732,933	—	—	—	—	—
Payments made by shareholders	—	—	—	—	—	—	—	126,808	—	—	—	126,808
Issuance of ordinary shares	—	—	45,000,000	34,081	—	—	1,014,235,822	—	—	—	—	1,014,269,903
IPO expenses	—	—	—	—	—	—	(6,042,103)	—	—	—	—	(6,042,103)
Share-based compensation	—	—	—	—	—	—	8,344,127	—	—	—	—	8,344,127
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	29,758,477	—	(29,758,477)	—

Balance as of December 31, 2007	—	—	279,285,720	221,081	—	—	1,124,169,036	—	29,919,175	(31,771,062)	267,837,988	1,390,376,218

Comprehensive income:
Net profit	—	—	—	—	—	—		—	—	—	646,456,114	646,456,114
Foreign currency translation	—	—	—	—	—	—		—	—	(33,806,593)	—	(33,806,593)

Total comprehensive income												612,649,521

Share-based compensation	—	—	—	—	—	—	49,899,831	—	—	—	—	49,899,831
Appropriation to statutory reserves	—	—	—	—	—	—		—	65,026,358	—	(65,026,358)	—
Ordinary shares issued upon exercise of employee stock options	—	—	3,450,325	2,400	—	—	3,898,616	—	—	—	—	3,901,016
Repurchase of shares	—	—	—	—	(18,952,795)	(391,224,203)		—	—	—	—	(391,224,203)

Balance as of December 31, 2008	—	—	282,736,045	223,481	(18,952,795)	(391,224,203)	1,177,967,483	—	94,945,533	(65,577,655)	849,267,744	1,665,602,383

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008

	For the years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	USD(Note 2(5))
Cash flows from operating activities:
Net (loss)/profit	(27,945,013)	361,948,585	646,456,114	94,753,553
Adjustments for:
Share-based compensation cost	38,180,653	8,344,127	49,899,831	7,314,010
Depreciation and amortization expense	1,300,144	7,162,045	22,130,217	3,243,711
In-process research and development acquired from InterServ	—	—	78,417,506	11,493,957
Exchange loss	798,611	6,834,819	12,187,231	1,786,329
Investment loss	—	—	1,175,025	172,228
Loss from disposal of property, equipment, and software	—	—	176,354	25,849
Changes in assets and liabilities:
Accounts receivable	(5,570,756)	(11,225,771)	(22,103,425)	(3,239,784)
Current prepayments and other assets	(5,327,230)	(15,412,217)	(11,922,267)	(1,747,492)
Deferred tax assets	(237,639)	(1,223,683)	(1,365,895)	(200,204)
Due from/to related parties	(2,215,700)	(126,900)	—	—
Non-current prepayments and other assets	(344,955)	(1,245,047)	(16,858,536)	(2,471,020)
Accounts payable	4,992,695	7,133,260	(831,337)	(121,852)
Advances from customers	14,745,455	29,222,940	28,715,928	4,209,004
Salary and welfare payable	6,031,165	20,725,757	30,996,508	4,543,277
Taxes payable	5,320,037	8,044,194	7,396,894	1,084,191
Accrued expenses and other liabilities	3,245,583	6,951,398	8,517,394	1,248,427
Deferred revenues	32,976,470	109,700,252	113,312,411	16,608,629
Deferred tax liabilities	—	—	26,000,000	3,810,920
Deferred government grants	1,000,000	100,000	(480,000)	(70,355)

Net cash provided by operating activities	66,949,520	536,933,759	971,819,953	142,443,378

Cash flows from investing activities:
Purchase of property, equipment, and software	(8,525,422)	(112,006,385)	(759,612,288)	(111,339,287)
Purchase of intangible assets	(3,051,351)	—	(1,351,351)	(198,073)
Cash paid for the assets acquired from InterServ	—	—	(102,852,002)	(15,075,412)
Cash held in escrow account for InterServ business acquisition	—	—	(150,361,200)	(22,039,018)
Purchase of short-term investment	—	—	(50,000,000)	(7,328,692)
Cash paid for equity investments	—	—	(23,735,000)	(3,478,930)

Net cash used in investing activities	(11,576,773)	(112,006,385)	(1,087,911,841)	(159,459,412)

Cash flows from financing activities:
Proceeds from issuance of Series A convertible preferred shares, net of issuance costs	54,510,729	—	—	—
Borrowing from shareholder	1,000,000	—	—	—
Repayments of shareholder loans	(13,000,000)	—	—	—
Payments made by shareholders for Shareholders’ receivable	—	126,808	—	—
Proceeds from IPO, net of issuance costs	—	1,008,227,800	—	—
Proceeds from exercises of share options	—	—	3,836,884	562,387
Repurchase of Company shares	—	—	(4,575,649)	(670,670)

Net cash provided by/(used in) financing activities	42,510,729	1,008,354,608	(738,765)	(108,283)

Effect of exchange rate changes on cash and cash equivalents	(798,611)	(38,605,881)	(46,126,609)	(6,760,954)

Net increase/(decrease) in cash	97,084,865	1,394,676,101	(162,957,262)	(23,885,271)

Cash and cash equivalents, beginning of the period	4,272,027	101,356,892	1,496,032,993	219,279,295

Cash and cash equivalents, end of the period	101,356,892	1,496,032,993	1,333,075,731	195,394,024

Supplemental schedule of non-cash financing activities:
Issuance of 5,714,290 ordinary shares to SAIF	2,498,573	—	—	—
Issuance of 5,000,000 Series A convertible preferred shares to existing shareholders	3,971,025	—	—	—
Conversion of Series A convertible preferred shares into common shares	—	61,796,533	—	—
Share repurchase from SAIF	—	—	(386,648,554)	(56,672,562)
Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(440,358)	(10,439,931)	(23,288,291)	(3,413,454)

The accompanying notes are an integral part of these consolidated financial statements

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi Yuan unless otherwise stated)

1. Organization and principal activities

The accompanying consolidated financial statements include the financial statements of Perfect World Co., Ltd. (the “Company”) and its subsidiaries and variable interest entities (“VIEs”). The Company was incorporated in the Cayman Islands on June 28, 2006. The Company has been listed on the NASDAQ in the United States of America since July 26, 2007. As of December 31, 2008, the Company had four subsidiaries and three VIEs for which the Company is the primary beneficiary. The Company, all the subsidiaries and the VIEs are collectively referred to as the “Group”.

Details of the controlled entities and VIEs as of December 31, 2008 are described below:

Name	Effective interest held	Place and Date of incorporation
Controlled entities
Beijing Perfect World Software Co., Ltd. (“PW Software”)	100%	Beijing, China August 2006
Perfect Online Holding Limited (“PW Hong Kong”)	100%	Hong Kong, China December 2007
Perfect World Entertainment Inc. (“PW USA”)	100%	Delaware, USA April 2008
Perfect Game Holdings Limited (“PW BVI”)	100%	British Virgin Islands October 2008

VIEs
Beijing Perfect World Network Technology Co., Ltd. (“PW Network”)	100%	Beijing, China March 2004
Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (“PW Literature”)	100%	Beijing, China June 2008
Shanghai Perfect World Network Technology Co., Ltd. (“Shanghai PW Network”)	100%	Shanghai, China November 2008

The Group is principally engaged in research, development, operation and licensing of online games. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”), United States of America and the Cayman Islands. PW Network was the predecessor of the Group and operated all of the business of the Group prior to September 2006. PW Network is ultimately owned by Mr. Michael Yufeng Chi, the Company’s director and chief executive officer, and four other PRC citizens who are non-management shareholders of the Company.

In September 2006, the Group undertook a restructure and reorganization (the “Reorganization”) immediately prior to the issuance of Series A convertible preferred shares to SB Asia Investment Fund II L.P. (“SAIF”). The Reorganization was necessary to comply with the PRC law and regulations which prohibit or restrict foreign ownership of companies to provide Internet content services, which include operating online games. As part of the Reorganization, the Company established PW Software, a wholly foreign owned enterprise, and PW Software entered into a series of agreements with PW Network and its equity owners, including agreements to acquire the online game development business and related assets from PW Network. The Company is able to substantially control PW Network through PW Software’s contractual arrangements with PW Network and its equity owners.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In April 2008, the Company established PW USA, a wholly owned subsidiary incorporated in Delaware USA, to expand and invest in new business opportunities in North America. PW USA is operating the Group’s games in North America.

In June 2008, PW Software entered into contractual agreements with PW Literature, an online reading service provider in China and its equity owners, namely Mr. Michael Yufeng Chi and Mr. Qi Zhu pursuant to which PW Software provides technical support and research and development services to PW Literature. Through these contractual arrangements, PW Software has the ability to effectively control PW Literature’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, PW Software is considered to be the primary beneficiary of PW Literature and PW Literature is a VIE of PW Software under generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, PW Literature is consolidated its results of operations, assets and liabilities in the Group’s financial statements.

In October 2008, the Company established PW BVI, a wholly owned subsidiary, in British Virgin Islands. PW BVI is an intermediate investment holding company of the Company.

In November 2008, PW Network established a wholly owned subsidiary, Shanghai PW Network, to further expand game operation and development. Shanghai PW Network did not have any activities for the year ended December 31, 2008.

2. Summary of significant accounting policies

(1) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(2) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled entities including its subsidiaries and variable interest entities.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entities, and therefore the Company is the primary beneficiary of these entities. Accordingly, the Company has consolidated the VIE’s financial statements in its consolidated financial statements as a variable interest entity pursuant to FIN 46(R) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.”

All inter-company balances and transactions within the Group have been eliminated upon consolidation.

(3) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those entities.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Significant accounting estimates in the Group’s consolidated financial statements mainly include the useful life of in-game items, game life, useful life of property, equipment and intangible assets, realization of deferred tax assets and share-based compensation expenses.

(4) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company changed from RMB to US dollar beginning January 1, 2007 when the Company began signing significant license agreements denominated in US dollars and received significant royalty payments in US dollars. The functional currency of the PW Network, PW Software, PW Hong Kong, PW Literature and Shanghai PW Network is RMB. PW USA and PW BVI use US dollar as the functional currency.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in consolidated statements of operations. Total exchange losses, which was included in Others, net, were RMB798,611, RMB6,834,819 and RMB12,187,231 for the years ended December 31, 2006, 2007 and 2008, respectively.

The financial statements of the Company, PW USA and PW BVI are translated from their functional currency into RMB. The methodology described in FAS 52 paragraphs 12 and 13 was used. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rate. The resulting translation adjustments are recorded as comprehensive income in the consolidated Statements of Shareholders’ Equity. Total translation adjustments were Nil, RMB31,771,062 and RMB33,806,593 for the years ended December 31, 2006, 2007 and 2008, respectively.

(5) Convenience translation

Translations of balances in the balance sheet, statement of operations and statement of cash flow from RMB into United States dollar (“US$”) as of and for the year ended December 31, 2008 are solely for the convenience of the reader and were calculated at the rate of US$1.00=RMB6.8225, representing the noon buying rate in the City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2008, or at any other rate.

(6) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

(7) Short-term investment

The Group classifies the short-term investment in debt and equity securities as “available-for-sale”. The Company made an RMB50,000,000 short-term structure deposit investment with certain financial institution. The structured deposit has a short-term stated maturity date, and the issuer has guaranteed the return of the principal. In addition, the structured deposit may be terminated prior to maturity with the issuer’s consent, while

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

there may be risk of losing part of the value of the original investment. In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the investment was classified as available-for-sale and recorded at fair market values with the unrealized gains or losses recorded as accumulated other comprehensive income in shareholders’ equity. As of December 31, 2008, the fair market value of the structure deposit was approximate RMB50,000,000 and was due within one year.

The Company assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment loss in the consolidated statements of operations. There was no other-than-temporary decline to this short-term investment.

(8) Accounts receivable, net

Accounts receivables are recorded net of allowance for bad debts. An allowance for doubtful accounts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be unrecoverable.

(9) Equity investments

Equity investments are investments in privately held companies. The Group accounts for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method, in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). For equity investments which the Group does not have significant influence, the cost method accounting is applied.

The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information including recent financing rounds. No impairment losses were recorded for the years ended December 31, 2006, 2007 and 2008.

(10) Property, equipment, and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful life
Office Space	40 years
Office Furniture	5 years
Computers & Office equipment	5 years
Game Servers	5 years
Motor Vehicle	6 years
Leasehold Improvement	Lesser of term of the lease or the estimated useful lives of the assets
Software	5 years

Repairs and maintenance costs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(11) Construction in progress

Direct costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when ready for their intended use. As of December 31, 2008, the balance of Construction in progress was RMB714,083,386 which was related to the new office buildings acquired but not ready for use.

(12) Intangible assets

Online game product development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS 86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically includes both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the market. As the period between the date of technological feasibility and the game release date is historically very short and the development costs incurred during this period were insignificant, all online game development costs have been expensed when incurred.

Copyrights

Copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated useful economic life of approximately three to five years.

Intangible assets arising from assets acquisition

In November 2008, the Group acquired certain intangible assets from Global InterServ (B.V.I) for approximately RMB102,852,002. The Group performed a valuation of the acquired assets to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets, consisting of a game engine, two online games under development, and non-compete agreements, are recognized and measured at fair value. Intangible assets from such transactions are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated useful life
Game Engine	5 years
Non-compete Agreement	3 – 5 years
In-process game development costs	Expensed immediately

(13) Impairment of long-lived assets and intangible assets

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(14) Revenue recognition

Online game operation revenues

The Group earns revenue through providing online game services to players pursuant to two types of revenue models: a time-based revenue model and an item-based revenue model. For online games using the time-based revenue model, players are charged based on the time they spend playing games. Under the item-based revenue model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. For games which use the time-based revenue model, revenue is recognized based upon the actual usage of the game playing time by the players. For games which use the item-based revenue model, revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the items. The average period that players typically play the games and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events launched and market conditions, are utilized to arrive at the best estimates for lives of these in-game items.

The Group assesses the estimated lives of in-game items for all the item-based games on a quarterly basis. If there are indications of any significant changes to the estimated lives of the in-game items, it would be applied in the period of change prospectively.

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to parties other than players and sales of prepaid game cards are initially recorded as advances from customers. As the Group does not have the control and generally does not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation or charge of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues.

Prepaid game cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2006, 2007 and 2008, the Group did not recognize any income in connection with any expired prepaid game cards.

In the case of prepaid online points obtained through prepaid game cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The Group published a policy in January 2007, under which the Group will suspend a player’s personal game account if it has been inactive for a period of 180 consecutive days. In the second quarter of 2008, the Group further amended the policy to suspend a player’s personal game account if it has been inactive for a period of 360 consecutive days. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that the Group would provide further online game service with respect to such online points is remote. During 2008, the Group enforced such policy and started to suspend player accounts that have been inactive greater than 360 days. For the year ended December 31, 2008, the Group recognized RMB20,428,956 as revenue from the unused online points in the suspended inactive accounts greater than 360 days.

Overseas licensing revenues

The Group enters into licensing arrangements with overseas licensees to operate the Group’s games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In certain licensing arrangements, the Group provides free upgrades, maintenance support and training (i.e., post-sale customer support or PCS) for the first year, and the licensee has the option to purchase PCS in subsequent years at a specified renewal rate. In these arrangements, the Group allocates the initial fee into two parts. The first part represents the license of the game and is recognized as license revenue immediately once the games are launched. The second part represents PCS and is recognized ratably over the PCS contractual period.

In other licensing arrangements, the Group provides PCS over the full licensing period for no additional charge. In those cases, the total amount of the initial fee is recognized ratably over the full contractual licensing period.

According to the license agreements, the Group is also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

(15) Deferred revenue

For online game revenue, deferred revenue represents online point fees received from customers, but which have not been consumed by the end customer or expired. For overseas licensing revenues, deferred revenue represents the unamortized balance of the initial license fee paid by overseas licensees. Non-current deferred revenues are primarily comprised of unamortized initial license fees and unamortized online game revenues from the exchangeable in-game items to be amortized beyond the next 12 months.

The deferred revenue related to online game operation as of December 31, 2007 and 2008 were RMB127,101,101 and RMB233,246,162, respectively. The deferred revenue related to overseas licensing as of December 31, 2007 and 2008 were RMB15,575,621 and RMB22,661,502, respectively.

(16) Cost of revenue

Costs of online game services consist primarily of server and bandwidth leasing fees, staff costs involved in the operation of online games including network operation and customer services, VAT and other direct costs of providing these services.

The Group has adopted the gross presentation for VAT pursuant to EITF 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements,” i.e., VAT is included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT recognized in costs of revenue for the years ended December 31, 2006, 2007 and 2008 were RMB2,552,869, RMB15,788,230 and RMB31,873,732. See note 18 for more detail regarding VAT.

(17) Government grants

Government grants are recognized when the grant is received and the relevant requirements have been completed. The Group applied for government grants for game software development and has received government grants in cash for the years ended December 31, 2006, 2007 and 2008 in the amount of RMB1,000,000, RMB2,600,000 and RMB820,000, respectively. In addition, the Group received RMB2,000,000 government grants in relation to the successful completion of IPO in NASDAQ in 2007. A total amount of Nil, RMB4,500,000 and RMB1,300,000 was recognized as “Other income” in the statement of operations for the years ended December 31, 2006, 2007 and 2008. The remaining balance of RMB1,100,000 and RMB620,000 were included in Deferred government grants as of December 31, 2007 and 2008, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(18) Share-based compensation expense

The Group has accounted for share-based compensation in accordance with SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”) for share-based payment transactions with employees, such as share options, founder’s shares and restricted shares. For service-based share options awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For performance-based share options awards, the performance goals and vesting schedule of these awards are determined by the Board of Directors. For the performance-based awards, an evaluation is made each quarter as to the likelihood of the performance criteria being met. Share-based compensation costs are then recorded for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Black-Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of the ordinary shares, both internal and external sources of information are reviewed.

(19) Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Withholding tax on undistributed dividends

The new China Corporate Income Tax Law (or “new CIT law”) imposes a withholding tax for any dividends to be distributed. The withholding tax rate is 5% for the parent company in Hong Kong and 10% for the parent company in other countries. Under APB Opinion No.23, “Accounting for Income Taxes—Special Areas”, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. All the foreign invested enterprises will be subject to the withholding tax on January 1, 2008.

(20) Employee benefits

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(21) Statutory reserves

The Group’s Subsidiaries and the VIEs incorporated in China are required to make appropriations to reserves, comprising the statutory general reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. For the years ended December 31, 2006, 2007 and 2008, profit appropriation to statutory general reserve was approximately RMB160,698, RMB29,758,477 and RMB65,026,358, respectively.

(22) Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expenses were RMB19,946,692, RMB76,352,158 and RMB132,272,754 for the years ended December 31, 2006, 2007 and 2008, respectively, and was recorded in Sales and marketing expenses.

(23) Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no capital leases for any of the periods presented.

(24) Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No.128”, basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common shares equivalent consist of the common shares issuable upon the exercise of share options (using the treasury stock method), vest of restricted share units and the conversion of the convertible preference shares (using the if-converted method). Common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(25) Dividends

The Board of Directors of the Company may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available.

Under PRC regulations, the Group’s Subsidiaries and VIEs incorporated in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the Company’s Subsidiaries and VIEs are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 2(21)) prior to payment of any dividends, unless such reserve fund has reached 50% of its respective registered capital. The reserve fund is not distributable in the form of cash dividends to the Company.

(26) Segment reporting

The Group operates and manages its business as a single segment. The Group primarily generates online game operation revenues from customers in the PRC, while all the overseas licensing revenues are generated from licensees out of PRC.

(27) Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group has recognized the translation adjustments as comprehensive loss in the Consolidated Statements of Shareholder’s Equity. See Note 2(4) for more detail concerning the translation adjustments.

(28) Uncertain tax positions

The Group adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. For the year ended December 31, 2008, the Group did not have any interest and penalties associated with tax positions. As of December 31, 2008, the Group did not have any significant unrecognized uncertain tax positions.

(29) Fair value measurements

On January 1, 2008, the Group adopted the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”) for financial assets and liabilities. As permitted by FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No 157,” (“FSP FAS 157-2”) the Group elected to defer the

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The carrying amount of the Group’s cash and cash equivalents, restricted cash, and short-term investment approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. As of December 31, 2008, the initial adoption of SFAS 157 had no effect on the consolidated results of operations and financial condition.

(30) Recent accounting pronouncement

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The adoption of FASB 162 is not expected to have a material impact on the Group’s consolidated financial position and results of operations.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Group believes there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”), codified as SAB Topic 14, “Share-based payment”. SAB No. 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004 and SAB NO. 107 beyond December 31, 2007). The Group believes there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any new equity investments subject to this statement.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any acquisitions subject to this statement.

3. Concentration and risks

There are no customers whose revenues individually represent greater than 10% of the total revenues for the years ended December 31, 2006, 2007 and 2008.

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents and short-term investment. As of December 31, 2008, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investment were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

4. Restricted cash

The Company deposited RMB150,361,200 into an escrow account to serve as a deposit for the InterServ business acquisition and recorded this amount as restricted cash as of December 31, 2008. (See Note 24(1)).

5. Fair value measurement

Effective January 1, 2008, the Group adopted SFAS 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with SFAS 157, the Group measures its cash equivalents and structure deposit at fair value. The Group’s cash equivalents and structure deposit are classified within Level 1 or Level 2. This is because its cash equivalents and structure deposit are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at reporting date using
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	972,612,168	—	972,612,168	—
Money market fund	75,081,870	75,081,870	—	—

Available-for-sale securities:
Structure deposit	50,000,000	—	50,000,000	—

Total assets	1,097,694,038	75,081,870	1,022,612,168	—

6. Accounts receivable, net

	December 31, 2007	December 31, 2008
	RMB	RMB
Accounts receivable, gross	16,796,527	38,822,355
Provision for doubtful accounts receivable	—	—

Accounts receivable, net	16,796,527	38,822,355

Accounts receivable relate to the sale of game cards to distributors, initial license fees and usage based royalty fees due from overseas licensees.

7. Prepayment and other assets

	December 31, 2007	December 31, 2008
	RMB	RMB
Staff advance	248,941	755,310
Advances to suppliers	1,853,270	996,104
VAT refund receivables	8,986,381	13,349,978
Prepaid expenses	5,960,593	17,322,222
Interests receivable	4,689,894	2,791,942
Others	373,870	1,053,968

Total	22,112,949	36,269,524

8. Equity investments

In April 2008, the Group made an investment of RMB20,735,000 in Chengdu Seasky Digital Entertainment Co. Ltd (“Chengdu Seasky”) to acquire 20% of its equity interest. The Group has the right to appoint two of five members of the Chengdu Seasky Board of Directors, who have the right to vote any significant decisions that are expected to be made in the ordinary course of business of Chengdu Seasky. The Group has the ability to influence decisions made at Chengdu Seasky, however, does not have the ability to exert control over that company. As a result, the investment in Chengdu Seasky is accounted under the equity method of accounting in accordance with APB No. 18. During the year ended December 31, 2008, the Group recorded RMB1,175,025, which is the Group’s share of post-acquisition losses of Chengdu Seasky in the consolidated statement of operations.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In August 2008, the Group made an investment of RMB3.0 million for 10% interest in Beijing Perfect World Cultural Communication Co., Ltd. (“PW Cultural”), a newly established Chinese media and entertainment company. The Group accounted for the RMB3.0 million using the cost method of accounting. As of December 31, 2008, there was no other-than-temporary impairment to this investment.

9. Assets acquisition

In October 2008, the Group entered into an agreement with Global InterServ (B.V.I.) Inc., (“InterServ”), a Taiwan-based game developer, to acquire rights related to two online games, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine for a total purchase consideration of approximately RMB102.9 million in cash. The assets acquired were accounted for in accordance with SFAS 142 “Goodwill and Other Intangible Assets”, which requires the intangible assets acquired to be initially recognized and measured based on its fair value. The fair value of the assets acquired was as follows:

Games under development	78,417,506
Other intangible assets	24,434,496

Total in RMB	102,852,002

As the games under development have not reached technical feasibility and are considered in-process research and development costs (“IPR&D”). In accordance with SFAS No. 2, “Accounting for Research and Development Costs” (“SFAS 2”), acquired IPR&D were expensed immediately upon acquisition.

Other intangible assets acquired include the game engine and the non-compete agreements. In accordance with SFAS 142, these intangible assets that met capitalization criteria have been capitalized and are amortized over their estimated economic useful lives.

10. Property, equipment and software, net

	December 31, 2007	December 31, 2008
	RMB	RMB
Office Space	42,042,257	81,672,831
Office Furniture	1,206,940	3,186,461
Computers & Office equipment	12,434,274	24,511,955
Game servers	44,532,573	66,826,114
Motor Vehicles	2,984,418	3,376,224
Leasehold Improvement	3,959,095	6,620,236
Software	7,398,485	10,661,745

Total	114,558,042	196,855,566
Less: Accumulated depreciation	(7,226,836)	(27,455,749)

Net book value	107,331,206	169,399,817

The depreciation expenses for property and equipment were RMB988,958, RMB6,144,928 and RMB20,810,195 for the years ended December 31, 2006, 2007 and 2008, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

11. Intangible assets, net

	As of December 31, 2007			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	RMB	RMB	RMB	RMB	RMB	RMB
Copyrights	3,051,351	(1,328,303)	1,723,048	4,402,702	(2,239,942)	2,162,760
Game Engine	—	—	—	15,614,496	(261,383)	15,353,113
Non-compete agreements	—	—	—	8,820,000	(147,000)	8,673,000

Total	3,051,351	(1,328,303)	1,723,048	28,837,198	(2,648,325)	26,188,873

Amortization expenses for the intangible assets were RMB311,186, RMB1,017,117 and RMB1,320,022 for the years ended December 31, 2006, 2007 and 2008, respectively.

The estimated amortization expenses for the above intangible assets for each of the following five periods are:

	For the years ending December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	5,730,818	5,730,818	5,584,163	4,795,885	4,347,189

12. Accrued expenses and other liabilities

	December 31, 2007	December 31, 2008
	RMB	RMB
Professional fee accruals	5,812,791	13,390,091
Accrued expenses	2,266,177	3,043,357
Sales rebates	5,160,009	4,215,270
Others	936,661	4,164,451

Total	14,175,638	24,813,169

The professional fee accruals mainly consisted of unpaid accounting and legal expenses.

13. Shares repurchase liability

On December 29, 2008, the Company entered into an agreement to repurchase a total of 18,750,000 class A ordinary shares for approximately RMB386,648,554 cash consideration from SAIF and an affiliate of SAIF. The closing date for the agreement was set at January 15, 2009. The agreement was irrevocable because there were no closing conditions that cannot be met by relevant parties. Both the amount to be paid and the settlement date were fixed. The Company treated the agreement similar to an already-executed treasury stock transaction and accounted for as share repurchase liability in the financial statement as of December 31, 2008 in accordance with SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities”.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

14. Others, net

The following table summarizes the Company’s other income or expenses:

	For the years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Government grants	—	4,500,000	1,300,000
Exchange loss	(798,611)	(6,834,819)	(12,187,231)
Bank charges	(21,409)	(112,400)	(198,025)
Others	208,075	765,501	(450,331)

Total	(611,945)	(1,681,718)	(11,535,587)

15. Ordinary shares

Effective immediately prior to the closing of the IPO of the Company, the authorized share capital of the Company is US$1,000,000 divided into: (i)2,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) 8,000,000,000 Class B ordinary shares of a par value of US$0.0001 each. “Class A ordinary shares” are entitled to ten votes on all matters subject to Members’ vote. “Class B ordinary shares” are entitled to one vote on all matters subject to Members’ votes.

Shares Repurchase Program

In October 2008, the Group’s Board authorized an ADS repurchase program to repurchase up to US$100 million of the Company’s ADSs from October 2008 to October 2009. The following is a summary of the Company’s repurchase activity during 2008:

Total number of shares repurchased	Cost	Average price paid per share
	US$	US$
202,725	669,483	3.30

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity.

As of December 31, 2008, there were 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding. 202,725 Class B ordinary shares were repurchased but pending cancellation. These shares were reported at a carrying cost of RMB4,575,649 determined on a specific cost basis.

Refer to Note 13 for additional information related to the shares repurchase liability recorded as of December 31, 2008.

16. Series A convertible preferred shares

In September 2006, the Group issued an aggregate of 80,000,000 shares of Series A convertible preferred shares (“Preferred Shares”) in a private placement at a price of US$0.1 per share to a group of institutional and private investors (collectively, the “Preferred Shareholders”). The preferred shareholders were entitled certain preference, such as liquidation, redemption and dividend preferences over Ordinary Shareholders. All preferred shares were converted automatically into equal number of ordinary shares on July 31, 2007 upon the initial public offering of the ADS of the Company. As of December 31, 2007 and 2008, there were no preferred shares issued and outstanding.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

17. Share-based compensation

Share Incentive Plan

On September 6, 2006, the Board of Directors of the Company approved the Pre-IPO Share Incentive Plan, which was subsequently supplemented and revised by obtaining the approval from the Board of Directors of the Company on June 19, 2007. According to the revised Share Incentive Plan, 32,145,000 Class B ordinary shares have been reserved to be issued to any qualified employees, as determined by the Board. On July 4, 2008, the Company’s shareholders approved the amendment to the Share Incentive Plan by changing the option expiry date to the earlier of (i) termination of service with the Company, (ii) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement. The amendment applies to share options granted after July 4, 2008. As of December 31, 2008, the expiry date of the share options agreements signed with employees were set at the fifth anniversary from the date of grant.

Share Options

(1) Service-based share options

The Company granted 12,243,200, 6,654,920 and 3,884,725 serviced-based share options to its officers (including directors) and employees for the years ended December 31, 2006, 2007 and 2008, respectively. These awards are generally vest over a four year term, the vesting schedule of each share options awards are determined by the Board. These awards are accounted for in accordance with SFAS No. 123 (revised 2004) “Share-based Payment” (SFAS 123R).

Share-based compensation expenses related to service-based share options of RMB155,546, RMB7,619,788 and RMB20,032,193 were recognized in the consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB116,636,414 as of December 31, 2008, adjusted for estimated forfeitures, and weighted average period over which it would be recognized was 3.11 years. No income tax benefit was recognized in the statements of operations for share-based compensation arrangements for the years ended December 31, 2006, 2007 and 2008 as no tax deduction was claimed. There was no compensation cost capitalized as part of fixed assets for the years ended December 31, 2006, 2007 and 2008.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2008, and changes during the year ended, is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value
		US$		US$
Outstanding at January 1, 2008	18,543,120	0.46	4.49	94,819,775
Granted	3,884,725	1.50
Exercised	(3,450,325)	0.16
Forfeited or expired	(60,625)	0.87

Outstanding at December 31, 2008	18,916,895	0.73	3.59	51,483,386

Vested and expected to vest at December 31, 2008	18,511,891	0.74	3.59	50,170,838
Exercisable at December 31, 2008	5,416,765	0.41	3.57	16,440,216

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

No options expired during years ended December 31, 2006, 2007 and 2008.

The weighted-average grant date fair value of options granted during the years ended December 31, 2006, 2007 and 2008 were RMB0.27 (US$0.03) per option, RMB10.23 (US$1.35) per option and RMB22.20 (US$3.14) per option, respectively.

The total intrinsic value of options exercised during 2006, 2007 and 2008 were Nil, Nil and RMB114,194,367. The intrinsic value is calculated as the difference between the Company’s closing stock price on the date of exercise and the exercise price of the shares. The Company expects to issue new ordinary shares to satisfy share option exercises.

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2006	2007	2008
Risk-free interest rates (%)(1)	4.86%-5.33%	3.94%-5.05%	2.22%-3.11%
Expected life (in years)(2)	3.53-5.16	3.35-4.92	3.33-3.96
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	55.90%-63.70%	44.58%-62.50%	46.81%-53.80%

1.	The risk-free interest rate is based on the implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available. Otherwise, the risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

2.	The Company had limited relevant historical information to support the expected exercise behavior of our employees who had been granted options. Therefore, the simplified method allowed under SFAS 123R and Staff Accounting Bulleting No. 107 is used to estimate the expected life of stock options granted under the Plan which is based on the average between the vesting period and the contractual term for each grant.

3.	The Company has no history or expectation of paying dividends on its common stock.

4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

(2) Performance-based share options

The Company granted 5,345,105 performance-based share options to its officers and employees for the year ended December 31, 2008. There were no performance-based share options granted during the years ended December 31, 2006 and 2007. These awards are generally vested over a four year term. The performance goals and vesting schedule of these awards are determined by the Board of Directors. For those awards, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date. These awards are accounted for in accordance with SFAS 123R.

Share-based compensation expenses related to performance-based share options of RMB9,202,811 were recognized in the consolidated statements of operations for the year ended December 31, 2008. The unamortized compensation costs related to unvested awards not yet recognized were RMB47,597,019 as of December 31, 2008, adjusted for estimated forfeitures and expected to vest performance-based options, and weighted average

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

period over which it would be recognized was 3.35 years. No income tax benefit was recognized in the statements of operations for share-based compensation arrangements for the year ended December 31, 2008 as no tax deduction was claimed. There was no compensation cost capitalized as part of fixed assets for the year ended December 31, 2008.

The summary of performance-based share options activities under the Share Incentive Plan as of December 31, 2008, and changes during the year ended, is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value
		US$		US$
Outstanding at January 1, 2008	—
Granted	5,345,105	3.09
Exercised	—
Forfeited	(51,284)	3.62

Outstanding at December 31, 2008	5,293,821	3.09	3.91	1,921,901

Vested and expected to vest at December 31, 2008	3,377,575	2.84	3.88	2,056,326
Exercisable at December 31, 2008	—

The weighted-average grant date fair value of options granted during the years ended December 31, 2008 was RMB15.76 (US$2.23) per option. The Company expects to issue new ordinary shares to satisfy share option exercises. There were no performance-based share options that vested nor expired during the year ended December 31, 2008.

There were no performance-based shares exercised during the year ended December 31, 2008.

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2006	2007	2008
Risk-free interest rates (%)(1)	—	—	2.22%-3.11%
Expected life (in years)(2)	—	—	3.33-3.96
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	—	—	47.45%-53.80%

1.	The risk-free interest rate is based on the implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available. Otherwise, the risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

2.	The expected life of share options granted with performance condition is based on the Company’s estimation considering historical exercise patterns, which the Company believes are representative of future behavior.

3.	The Company has no history or expectation of paying dividends on its common stock.

4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

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

The Company granted 2,448,325 services-based restricted shares and 930,000 performance-based restricted shares to aggregate 619 of its officers and employees for the year ended December 31, 2008. Subsequently, the Company replaced these restricted shares with stock options in December 2008. No incremental cost had to be recorded for this modification.

Accordingly, share-based compensation expenses related to services-based restricted shares of RMB215,845, RMB724,339 and RMB15,167,940 were recognized in the consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008, respectively. Share-based compensation related to performance-based restricted shares of RMB5,496,887 was recognized in the consolidated statements of operation for the year ended December 31, 2008. There were no performance-based restricted shares granted in 2006 and 2007.

The summary of restricted share activities as of December 31, 2008, and changes during the year ended, is presented below:

	Number of shares	Fair value per share at grant date
		US$
Unvested at January 1, 2008	4,763,392	0.06
Granted	3,378,325	4.63
Vested	(1,732,143)	0.06
Forfeited or cancelled	(3,378,325)	4.63

Unvested at December 31, 2008	3,031,249	0.06

Expected to vest thereafter	3,031,249	0.06

As of December 31, 2008, there was RMB1,127,308 of total unrecognized compensation costs related to restricted shares. That cost is expected to be recognized over a weighted-average period of 1.75 years.

The total fair value of shares vested and released for the years ended December 31, 2006, 2007 and 2008 were Nil, RMB81,453,376 and RMB55,168,226, respectively.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

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

18. Taxation

a. VAT

PW Network is subject to a 17% VAT for the revenues from online game business in the PRC. Companies that fulfill certain criteria set by the relevant authorities and develop their own software products or online games and have the software product or online game registered with the relevant authorities in the PRC are entitled to a refund of 14% VAT. For relevant periods presented, PW Network has met these criteria and therefore is entitled to the 14% refund. As PW Network includes VAT both in its online game revenues and related cost of revenues, the net VAT amount included in cost of revenues amount to only 3% of the related revenues. PW Network is also subject to 10% surcharge of VAT payables according to PRC tax law.

b. Business tax

According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax.

PW Literature, which was established in June 2008 in China, is subject to a 5% business tax and 10% surcharge of business tax payables.

Shanghai PW Network, which was established in November 2008 in China, had not started the operation in 2008. It is subject to a 5% business tax and 10% surcharge of business tax payables.

c. Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The Company was incorporated in Cayman Islands in 2006. Since December 2006, PW Network has granted the Company the overseas operation, promotion, sales, production, usage and provision of services rights in connection with certain online games developed by PW Network. The Company has licensed the overseas operation rights of these online games to six licensees in Taiwan, Japan, Malaysia, Thailand, Indonesia and Hong Kong by the end of year 2008.

British Virgin Islands

Under the current laws of the British Virgin Islands, PW BVI is not subject to tax on income or capital gain. Additionally, upon payments of dividends by PW BVI to its shareholders, no British Virgin Islands withholding tax will be imposed. PW BVI is an intermediate investment holding company of the Company. PW BVI entered into assets acquisition agreement with InterServ in October 2008 and acquired 100% equity interest in InterServ Caymans from InterServ in February 2009. (See Note 9 and Note 24(1))

United States

PW USA is subject to the corporate income taxes in the United States. The tax rate is depending upon taxable income levels. As of December 31, 2008, there was no taxable income for PW USA operation. The deferred tax assets for the PW USA subsidiary at December 31, 2008 consists mainly of net operating loss carry forwards and for which a full valuation allowance has been provided as PW USA had no ability to carry back its losses and had a limited earnings history in the United States.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, PW Hong Kong is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by PW Hong Kong to the Company are not subject to any Hong Kong withholding tax. PW Hong Kong, has no operations in Hong Kong since its inception.

China

Prior to January 1, 2008, PRC enterprise income tax, or EIT, was generally assessed at the rate of 33% taxable income. Pursuant to the income tax laws and rules then effective, an enterprise qualified as both a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential EIT rate of 15% and was further entitled to a two-year EIT exemption for the first two years during which it has cumulative taxable income after offsetting against their historic cumulative losses carried forward, and a 50% reduction of its applicable EIT rates for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rates for the succeeding three years.

Under the previous income tax laws and rules, PW Network was qualified both as a “software enterprise” and a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income for the years ended December 31, 2005 and 2006. PW Network achieved cumulative taxable income for the year ended December 31, 2007 and the EIT exemption periods to which PW Network is entitled started from 2007. Therefore, PW Network was exempted from EIT in 2007 and 2008 and would be subject to a 50% reduction of applicable EIT rates from 2009 to 2011.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Under the previous income tax laws and rules, PW Software was qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone in the PRC and enjoyed preferential tax treatments as a result of this status. However, as PW Software was incorporated in the second half year of 2006 and elected to start its preferential tax treatment in 2007 as permitted by PRC tax rules. PW Software is exempted from EIT in 2007, 2008 and 2009 and is subject to a 50% reduction of applicable EIT rates from 2010 to 2012.

On March 16, 2007, the National People’s Congress of PRC enacted a new tax law Corporate Income Tax Law (“CIT” or “new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “software enterprises” and/or “high and new technology enterprises,” whether FIEs or domestic companies. The new tax law became effective on January 1, 2008.

Under the new tax law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

PW Network has been qualified as “high and new technology enterprise” under the new CIT Law from 2008 to 2010 and maintained its “software enterprise” status in 2008. PW Network elected to enjoy the preferential tax treatment as the “software enterprise”. Therefore, PW Network was entitled to the tax exemption in 2008 and will continue to be entitled to a 50% reduction of its applicable CIT rate from 2009 to 2011, provided that it continues to be qualified as a “software enterprise” during such period. The reduced applicable CIT rate of PW Network will be 12.5%.

PW Software has also been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable CIT rate in 2010. The reduced applicable CIT rate of PW Software will be 7.5%. If PW Software will continue to be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable CIT rate from 2011 to 2012. The reduced applicable CIT rate is expected to be 7.5%.

PW Literature, which was established in June 2008 in China, is subject to a 25% CIT rate.

Shanghai PW Network was established in November 2008 and has not started operation in 2008. The applicable CIT rate will be 25%.

Pursuant to the New CIT Law and the Implementing Rules which are effective as of January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises. A lower withholding tax rate will be applied if there is a tax treaty arrangement between China and the jurisdiction of the foreign holding companies, such as Hong Kong, which will be taxed at 5%. PW Software is invested by immediate foreign holding companies in Hong Kong. So dividend declared by PW Software is subjected to the withholding tax. In the fourth quarter of 2008, PW Software decided to declare RMB520,000,000 dividend for the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, a withholding tax of RMB26,000,000 was accrued and recorded as deferred tax liabilities as of December 31, 2008.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The license fees and royalties received from our licensees in various jurisdictions outside of the PRC are subject to withholding taxes. The Group recognized RMB202,718, RMB11,587,441 and RMB27,303,570 as income tax expense related to withholding taxes during the years ended December 31, 2006, 2007 and 2008, respectively.

Components of income taxes

	For the years ended December 31
	2006		2007		2008
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB	RMB	RMB
(Loss) /Income before taxes	(42,413,038)	14,670,743	52,186,492	321,349,534	(64,273,709)	764,033,393

Current Income tax expense	—	—	—	—	—	—
Foreign withholding tax expense	—	202,718	9,761,761	1,825,680	15,194,185	12,109,385
PRC withholding tax on dividend distribution	—	—	—	—	26,000,000	—

Income tax expense	—	202,718	9,761,761	1,825,680	41,194,185	12,109,385

Reconciliation of the difference between statutory tax rate and the Group’s effective tax rate for the years ended December 31, 2006, 2007 and 2008 is as follows:

	For the years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Statutory income tax rate	(33)%	33%	25%
Effect on tax incentive and holiday	(17.5)%	(28.4)%	(27.1)%
Effect due to tax-exempt entities	50.5%	(4.6)%	1.7%
Change in valuation allowance	—	—	0.4%
Effect of the overseas withholding taxes	(0.7)%	3.1%	3.9%
Effect of the PRC withholding tax for dividend distribution	—	—	3.7%

Effect tax rate	(0.7)%	3.1%	7.6%

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC entities for the years ended December 31, 2006, 2007 and 2008 is as follows:

	For the years ended December 31,
	2006	2007	2008
Statutory income tax rate	33%	33%	25%
Effect on tax incentive and holiday	(33%)	(33%)	(25)%
Effect of the overseas withholding taxes	1.4%	0.6%	1.6%

Effect tax rate	1.4%	0.6%	1.6%

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Reconciliation of the difference between statutory tax rate and the effective tax rate for the Cayman entity for the years ended December 31, 2006, 2007 and 2008 is as follows:

	For the years ended December 31,
	2006	2007	2008
Statutory income tax rate	—	0%	0%
Effect of the overseas withholding taxes	—	18.7%	44.4%

Effect tax rate	—	18.7%	44.4%

The following table sets forth the computation of the effects of the tax incentive and holidays granted to the entities of the Company for the years ended December 31, 2006, 2007 and 2008, respectively:

	For the years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Effect of tax incentive and holiday	4,841,344	106,045,346	189,760,732
Basic net income per share effect	0.03	0.51	0.68

d. Deferred tax assets and deferred tax liabilities

	December 31, 2007	December 31, 2008
	RMB	RMB
Deferred tax assets:
Foreign withholding tax, current	731,142	1,734,207
Foreign withholding tax, non-current	730,180	1,090,526
Net operating loss carryforwards	—	3,100,439

Total deferred tax assets	1,461,322	5,925,172
Less: Valuation allowance	—	(3,100,439)

Net deferred tax assets	1,461,322	2,824,733

Deferred tax liabilities:
Withholding income tax on dividend	—	26,000,000

Total deferred tax liabilities	—	26,000,000

The deferred tax assets as of December 31, 2007 and 2008 consist primarily of deferred withholding taxes on the license fees received from our licensees in various jurisdictions outside of the Cayman Islands and PRC. The deferred tax assets will be expensed as the corresponding deferred license revenue are recognized.

The Group has made a valuation allowance against its deferred tax assets as of December 31, 2008. As of December 31, 2008, there was no taxable income for certain subsidiaries and VIEs. The deferred tax assets consist mainly of net operating loss carry forwards and for which a full valuation allowance has been provided as the Group expected these subsidiaries and VIEs had no ability to carryback their losses and had limited earnings history.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The deferred tax liabilities as of December 31, 2008 consist primarily of withholding income tax on dividend that PW Software decided to declare for the earnings of RMB520,000,000 generated in 2008 to its direct parent, PW Hong Kong.

19. Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations for such employee benefits amounted to approximately RMB3,669,180, RMB8,608,488 and RMB25,862,197 for the years ended December 31, 2006, 2007 and 2008, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Company’s obligation is limited to the amounts contributed.

20. Earnings per share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2006, 2007 and 2008:

	December 31, 2006	December 31, 2007	December 31, 2008
	RMB	RMB	RMB
Numerator:
Net (loss)/profit	(27,945,013)	361,948,585	646,456,114
Accretion of Series A convertible preferred shares	(1,834,377)	—	—
Cumulative unearned dividends of Series A convertible preferred shares	(1,019,049)	(1,739,759)	—
Numerator for basic (loss)/earning per share	(30,798,439)	360,208,826	646,456,114

Numerator for diluted (loss)/earning per share	(30,798,439)	361,948,585	646,456,114

Denominator:
Weighted-average number of ordinary shares outstanding, basic	150,403,134	208,737,775	280,987,729
Effect of Series A convertible preferred shares	—	45,150,685	—
Effect of dilutive share options	—	13,335,711	15,250,422

Weighted-average number of ordinary shares outstanding, diluted	150,403,134	267,224,171	296,238,151

Basic (loss)/earnings per ordinary share	(0.21)	1.73	2.30
Diluted (loss)/earnings per ordinary share	(0.21)	1.35	2.18

For the years ended December 31, 2006, 2007 and 2008, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 12,243,200, Nil and 2,789,243, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

21. Related party transaction

The table below sets forth the major related parties and their relationships with the Group:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd.	Equity owner of PW Network

Human Edu-Tech Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

Beijing Golden Human Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

Beijing Human Online Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

Unisplendour Communication Co., Ltd.	One of the Company’s Directors is the President of Unisplendour Communication

Unisplendour Yihai Technology Co., Ltd.	One of the Company’s Directors is the President of Unisplendour Communication

E-Pie Entertainment and Technology Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd.	Equity owner of PW Cultural and under the control of one of the Company’s Directors

Chengdu Seasky Digital Entertainment Co., Ltd.	An investee of the Company

Beijing Perfect World Cultural Communication Co., Ltd.	An investee of the Company and under the control of one of the Company’s Directors

During the years ended December 31, 2006, 2007 and 2008, significant related party transactions were as follows:

	For the years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Office rental fee and outsourced staff fee to Human Edu-Tech Co., Ltd.	1,960,665	—	—
Outsourced staff fee to E-Pie Entertainment and Technology Co., Ltd.	555,302	—	—

Total	2,515,967	—	—

As of December 31, 2007 and 2008, there was no related party balance.

22. Commitments

The Group has future commitments related to its office rental, leases signed for co-location services and server rentals as of December 31, 2008.

	Office rental	Co-location & Server rental	Total
	RMB	RMB	RMB
2009	16,581,356	36,848,864	53,430,220
2010	13,716,191	199,000	13,915,191
2011	7,395,477	—	7,395,477
2012	1,744,672	—	1,744,672
2013 and thereafter	—	—	—

	39,437,696	37,047,864	76,485,560

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The rental expenses including server leasing rental and office rental were approximately RMB17,085,493, RMB74,365,202 and RMB73,654,524 for the years ended December 31, 2006, 2007 and 2008, respectively, and were charged to the statement of operations when incurred.

Other commitments related to the InterServ business acquisition as of December 31, 2008 was approximately RMB158,786,000. The commitment was expected to be settled in February 2009. (See Note 24(1)).

The Group did not record any legal contingencies as of December 31, 2008.

23. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 2(21)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets as of December 31, 2008.

24. Subsequent events

(1) InterServ business acquisition

In December 2008, the Company entered into an agreement with Global InterServ (B.V.I.) Inc., (the “InterServ”) to acquire InterServ Cayman and its subsidiaries in China with established game development capabilities for approximately US$23.2 million. US$22.0 million related to this InterServ business acquisition had been deposited into an escrow account and recorded as restricted cash as of December 31, 2008. This InterServ business acquisition was completed in February 2009.

(2) Restated and amended Share Incentive Plan

In February 2009, the Group’s proposals related to the amendments of the Share Incentive Plan (“Plan”) were approved at the extraordinary general meeting. Under the restated and amended Share Incentive Plan, the maximum number of ordinary shares reserved for issuance pursuant to the Plan increased from 32,145,000 to 42,145,000. In addition, the Board (as defined in the Plan) was expressly authorized to adjust the exercise prices per share subject to an option granted under the Plan when necessary.

(3) Options grants and options modification

On March 3, 2009, the Company granted 6,883,320 share options to certain employees of the Company. These shares options are subject to the vesting period as well as certain performance criteria restrictions. In addition, the Company modified the option exercise price and vesting schedule for certain options granted in 2007 and 2008.

On May 27, 2009, the Company granted 1,639,620 share options to certain employees of the Company. These shares options are subject to the vesting period as well as certain performance criteria restrictions. In addition, the Company modified the vesting schedule for certain options granted in 2008 and 2009.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(4) Investment in Chengdu Ye Net Science and Technology Development Co., Ltd.

In April 2009, Chengdu Perfect World Network Technology Co., Ltd. (“Chengdu PW Network”), a newly established subsidiary of PW Network invested RMB15.0 million (US$2.2 million) to acquire a 30% equity interest in Chengdu Ye Net Science and Technology Development Co., Ltd. (“Ye Net”). Ye Net is principally engaged in web game development and operation. Chengdu PW Network also has the option to acquire additional equity in Ye Net.

(5) Capital increase and share transfer agreement with PW Cultural

In April 2009, PW Network entered into a capital increase and share transfer agreement with PW Cultural and the majority equity holder of PW Cultural, to invest an aggregate of RMB70.0 million (US$10.3 million) in PW Cultural to acquire additional equity in and increase the registered capital of PW Cultural. After the completion of the transaction, PW Network holds 89% equity in PW Cultural.

(6) Share repurchase transaction with SB Asia Investment Fund II L.P. (“SAIF”)

In addition to the Group’s ADS repurchase plan, in June 2009, the Company repurchased a total of 1,203,812 shares of the Company’s Class A ordinary shares and 11,296,188 shares of the Company’s Class B ordinary shares for approximately US$52.4 million from SB Asia Investment Fund II L.P. (“SAIF”).

(7) IQ Biometrix litigation

On May 27, 2009, IQ Biometrix, Inc., a Delaware corporation, filed a complaint against the Group, alleging that the Group and its products, including the Group’s Perfect World game operating in the United States, have been and are infringing upon one or more claims of the two U.S. patents that have been issued to the plaintiff, and seeking damages and a permanent injunction against the alleged infringement of the two patents. Based on currently available information, the Group does not believe that the ultimate outcome of this litigation is likely to have a material adverse effect on the Group’s financial position or results of operations. However, litigation is subject to inherent uncertainties and the Group’s view may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods.

25. Additional information—Condensed Financial Statements

The separate condensed financial statements of Perfect World Co., Ltd. (the “Company”) as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on the separate condensed balance sheets of the Company as “Long-term investments.”

The Company was incorporated in the Cayman Islands as a limited liability company on June 28, 2006. The Company’s wholly-owned subsidiary, PW Software, and the variable interest entity of the Company, PW Network, were both incorporated in PRC on August 21, 2006 and March 10, 2004, respectively. Following the signing of the contractual arrangements on September 6, 2006, the Company became the parent of both the PW Software and PW Network. Therefore the condensed financial statements have been prepared since September 6, 2006. During the years of 2007 and 2008, the Company established PW Hong Kong, PW USA, PW Literature, PW BVI and Shanghai PW Network in the form of wholly-owned subsidiary or variable interest entity. Results of the subsidiaries and VIEs for the years ended December 31, 2007 and 2008 are included as the Company’s “Equity in profit of subsidiaries and VIEs” on the statement of operations.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long term obligations, or guarantees as of December 31, 2008. Operating expense for the Company for the year ended December 31, 2008 include share-based compensation expenses as a result of the options granted to employees in 2008. Total share-based compensation for the years ended December 31, 2006, 2007 and 2008 were RMB38,180,653, RMB8,344,127 and RMB48,713,139, respectively, which were recorded in the Company’s financial statements.

The related party transactions between the Company and the VIEs and the subsidiaries include the inter-company loans, professional fees paid by the Company on behalf of the VIEs, and the overseas licensing fees received by the Company on behalf of the VIEs and the subsidiaries. As of December 31, 2007 and 2008, the net amounts due from the VIEs and the subsidiaries were RMB656,299 and RMB650,204,434, respectively, and the amounts due to the subsidiary were RMB2,483,564 and RMB14,323,160, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

25. Additional information—Condensed Financial Statements

Financial information of parent company

Condensed Balance Sheets

		December 31,	December 31,	December 31,
	Notes	2007	2008	2008
		RMB	RMB	USD(Note 2(5))
Assets
Current assets
Cash and cash equivalents	2(6)	706,019,295	87,037,943	12,757,485
Accounts receivable, net		6,071,109	13,474,163	1,974,960
Prepayments and other assets		3,899,177	84,392,488	12,369,731
Deferred tax assets		292,387	808,178	118,458

Total current assets		716,281,968	185,712,772	27,220,634

Non current assets
Long-term investments		687,363,271	1,318,631,597	193,276,892
Prepayments and other assets		1,039,199	795,545	116,606
Deferred tax assets		360,933	138,228	20,261
Other long term assets		—	570,120,546	83,564,756

Total assets		1,405,045,371	2,075,398,688	304,199,149

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other liabilities		8,861,180	15,843,678	2,322,269
Share repurchase liability	13	—	386,648,554	56,672,562
Deferred revenues		2,144,657	5,053,581	740,723

Total current liabilities		11,005,837	407,545,813	59,735,554

Deferred revenues		3,663,316	2,250,492	329,863

Total liabilities		14,669,153	409,796,305	60,065,417

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007; 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008)	15	221,081	223,481	32,756
Additional paid-in capital	15	1,124,169,036	1,177,967,483	172,659,213
Treasury stock	13,15	—	(391,224,203)	(57,343,232)
Statutory reserves	2(21)	29,919,175	94,945,533	13,916,531
Accumulated other comprehensive loss	2(27)	(31,771,062)	(65,577,655)	(9,611,968)
Retained earnings		267,837,988	849,267,744	124,480,432

Total Shareholders’ Equity		1,390,376,218	1,665,602,383	244,133,732

Total Liabilities and Shareholders’ Equity		1,405,045,371	2,075,398,688	304,199,149

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

25. Additional information—Condensed Financial Statements

Financial information of parent company

Condensed Statements of Operations

	For the years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	USD(Note 2(5))
Revenues
Overseas licensing revenues	—	59,550,994	96,719,972	14,176,617

Total Revenues	—	59,550,994	96,719,972	14,176,617
Cost of revenues	—	(127,928)	(2,386,498)	(349,798)

Gross profit	—	59,423,066	94,333,474	13,826,819
Operating expenses
Research and development expenses	(312,370)	(4,247,767)	(22,684,164)	(3,324,905)
Sales and marketing expenses	(31,217)	(3,213,512)	(7,038,182)	(1,031,613)
General and administrative expenses	(41,863,164)	(18,412,720)	(38,767,936)	(5,682,365)

Total operating expenses	(42,206,751)	(25,873,999)	(68,490,282)	(10,038,883)

Operating profit/(loss)	(42,206,751)	33,549,067	25,843,192	3,787,936

Other income/(expenses)
Interest income	209,963	18,742,163	8,386,868	1,229,295
Others, net	(416,250)	(104,737)	7,589	1,113

Profit/(loss) before tax	(42,413,038)	52,186,493	34,237,649	5,018,344
Income tax expense	—	(9,761,762)	(15,194,185)	(2,227,070)
Equity in profit of Subsidiaries &VIEs	16,100,515	319,523,854	627,412,650	91,962,279

Net profit/(loss)	(26,312,523)	361,948,585	646,456,114	94,753,553

Series A convertible preferred shares accretion	(1,834,377)	—	—	—
Cumulative unearned dividends of Series A Preferred Shares	(1,019,049)	(1,739,759)	—	—

Net profit attributable to ordinary shareholders	(29,165,949)	360,208,826	646,456,114	94,753,553

Condensed Statements of Cash Flows

	For the years ended December 31
	2006	2007	2008	2008
	RMB	RMB	RMB	USD(Note 2(5))
Net cash (used in)/provided by operating activities	(9,487)	49,204,069	(28,668,288)	(4,202,021)
Net cash used in investing activities	(47,397,000)	(327,220,801)	(570,120,549)	(83,564,757)
Net cash provided by financing activities	55,273,729	1,008,354,608	(738,762)	(108,283)
Effect of exchange rate changes on cash and cash equivalents	(414,761)	(31,771,062)	(19,453,753)	(2,851,411)

Net increase/(decrease) in cash	7,452,481	698,566,814	(618,981,352)	(90,726,472)
Cash and cash equivalents, beginning of the period	—	7,452,481	706,019,295	103,483,957

Cash and cash equivalents, end of the period	7,452,481	706,019,295	87,037,943	12,757,485