Form 20-F
period 2009-12-31
Perfect World Co., Ltd.
filed 2010-06-14
CIK 1403849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009.

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

Phone: (86 10) 5885-8555

Facsimile: (86 10) 5885-1012

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Class B ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC* (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing five Class B ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

49,171,190 Class A ordinary shares, par value US$0.0001 per share, and 199,957,195 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

•	quarterly “average concurrent users” of any of our games operated in China is the average of monthly average concurrent users of such game during the quarterly period;

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

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents five Class B ordinary shares; the ADSs are evidenced by American depositary receipts, or “ADRs.”

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States;

•	all share and per share data have been adjusted to reflect a 10-for-1 share split that became effective on June 19, 2007; and

•	the “MIIT” refers to the PRC Ministry of Industry and Information Technology and its predecessor, the Ministry of Information Industry before June 2008.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

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

These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results of this annual report to differ materially from those contained in any forward-looking statement.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3 Key Information—D. Risk Factors” of this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2005 and 2006 and our consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Online game operation revenues	—	98,392	615,741	1,250,960	1,879,933	275,412
Overseas licensing revenues	—	1,014	73,383	186,218	214,626	31,443
Film, television and other revenues	—	—	—	—	49,804	7,296
Total revenues	—	99,406	689,124	1,437,178	2,144,363	314,151
Online game related cost	—	(24,604)	(118,983)	(175,264)	(271,043)	(39,708)
Film, television and other cost	—	—	—	—	(28,718)	(4,207)
Cost of revenues	—	(24,604)	(118,983)	(175,264)	(299,761)	(43,915)
Gross profit	—	74,802	570,141	1,261,914	1,844,602	270,236
Operating expenses	(29,563)	(102,253)	(219,892)	(584,813)	(760,356)	(111,393)
Operating (loss) income	(29,563)	(27,451)	350,249	677,101	1,084,246	158,843
Total other income (expenses), net	129	(291)	23,287	22,659	21,738	3,185
(Loss) income before tax	(29,434)	(27,742)	373,536	699,760	1,105,984	162,028
Net (loss) income	(29,434)	(27,945)	361,949	646,456	1,037,701	152,024
Less: Net income attributable to non-controlling interests	—	—	—	—	500	73
Net (loss) income attributable to the Company’s shareholders	(29,434)	(27,945)	361,949	646,456	1,037,201	151,951
Series A convertible preferred shares accretion	—	(1,834)	—	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	—	(1,019)	(1,740)	—	—	—
Net (loss) income attributable to ordinary shareholders	(29,434)	(30,798)	360,209	646,456	1,037,201	151,951

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net (loss) income per ordinary share
Basic	(0.20)	(0.21)	1.73	2.30	4.11	0.60
Diluted	(0.20)	(0.21)	1.35	2.18	3.86	0.56
Net (loss) income per ADS
Basic	(0.99)	(1.02)	8.63	11.50	20.57	3.01
Diluted	(0.99)	(1.02)	6.77	10.91	19.28	2.82
Weighted average number of ordinary shares used in per share calculations:
Basic	148,571,430	150,403,134	208,737,775	280,987,729	252,138,828	252,138,828
Diluted	148,571,430	150,403,134	267,224,171	296,238,151	269,004,366	269,004,366
Share-based compensation cost included in:
Cost of revenues	—	(9)	(128)	(3,000)	(4,984)	(730)
Research and development expenses	—	(312)	(1,703)	(22,366)	(36,730)	(5,381)
Sales and marketing expenses	—	(31)	(876)	(4,733)	(7,291)	(1,068)
General and administrative expenses(1)	—	(37,828)	(5,638)	(19,801)	(28,884)	(4,231)

(1)	General and administrative expenses in 2006 include a RMB30,300,487 one-time share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of these restrictions in 2006 and a RMB7,508,775 one-time share-based compensation charge in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in 2006.

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	4,272	101,357	1,496,033	1,333,076	1,567,165	229,591
Total assets	8,489	127,530	1,665,741	2,562,288	3,009,017	440,824
Total liabilities	29,735	84,030	275,365	896,686	693,467	101,594
Series A convertible preferred shares	—	61,797	—	—	—	—
Total shareholders’ (deficit) / equity	(21,246)	43,500	1,390,376	1,665,602	2,315,550	339,230
Total liabilities and shareholders’ equity	8,489	127,530	1,665,741	2,562,288	3,009,017	440,824

Exchange Rate Information

Our business is primarily conducted in China and most of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On June 4, 2010, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8268 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
December	6.8259	6.8274	6.8299	6.8244
Full year	6.8259	6.8294	6.8395	6.8180
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June (through June 4)	6.8268	6.8281	6.8296	6.8268

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

We have a limited operating history and the long-term potential of our online games is unproven, which makes it difficult to evaluate our business and prospects.

We commenced our game development business in 2004 and launched our first MMORPG, Perfect World, in China in January 2006. We have launched seven additional MMORPGs and one online casual game in China since September 2006. In addition, we have launched localized versions of four MMORPGs in North America through our subsidiary, Perfect World Entertainment Inc., or PW USA. In Japan, we operate four of our own games and two games licensed from other developers through C&C Media Co., Ltd., or C&C Media, a Japanese online game operator acquired by us in April 2010. As such, we have a limited relevant operating history for you to evaluate our business, financial performance and prospects. We may not be able to achieve similar growth rate or game development pace in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks and difficulties frequently encountered by companies entering rapidly evolving markets, including the online game market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have adopted an item-based revenue model for all but one of our games and intend to apply this revenue model to most of our new games. This revenue model may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for all of our games except for our first MMORPG, Perfect World, for which we use a time-based model whereby players are charged for their playing time. Going forward, we intend to apply the item-based model to most of the new games that we operate.

Under the item-based revenue model, players are able to play the online game free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. While several other online game companies have adopted the item-based model, it is still relatively new compared to the more proven time-based model and results in new risks and uncertainties for us. The item-based model requires us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items requires us to track closely consumer tastes and preferences, especially in-game spending trends. In addition, the item-based model may cause additional concerns with the PRC regulators, who have been trying to implement ways to reduce the amount of time that Chinese youths spend on online games. A model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will continue to be successful, or that it will not have a negative impact on our future financial condition and results of operations.

Our revenue recognition policy for the item-based games entails our best estimates of the lives of various items associated with each of our item-based games. As we adopted the item-based revenue model beginning in September 2006, we have a limited operating history and data for our item-based games on which to base our revenue recognition policy for such games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated lives of such items. We consider the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these permanent ownership items, which, in some cases, may be as long as the estimated life of the related game. However, given the relatively short operating history of our item-based games, our estimate of the period that players typically play our games may not accurately reflect the actual lives of the items. We have been revising our estimates as we continue to gain operating data and refine our estimation process and results accordingly. Any future revisions to these estimates could adversely affect the time period during which we recognize revenues from these items. For example, an increase in the estimated lives of these items would increase the period over which revenues from these items are recognized. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition.”

If we are unable to successfully develop, launch and/or operate additional online games that grow our player base and increase our revenues, our future results of operations will be adversely affected.

In order for our business strategy to succeed over time, we will need to continually develop, launch and operate new online games or license or acquire new games that are commercially successful. We will need to do this to both replace our existing online games as they reach the end of their useful economic lives, which we believe are typically three to five years for most of our online games, and to meet our growth strategy of operating a larger number of online games that grow our overall player base and increase our revenues.

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

We may license or acquire new games from other game developers from time to time. However, we have limited track record in operating games licensed or acquired from other developers, and we may not be able to identify appropriate games or enter into arrangements with those developers to offer these games in China or elsewhere, on terms acceptable to us. If we are not able to develop, license or acquire additional online games that are commercially successful and have continuing appeal to players, our future profitability and growth prospects will decline.

We face risks and uncertainties regarding the growth of the online game industry and market acceptance of our online games and in-game items.

The online game industry, from which we derive all of our revenues, is a relatively new and evolving industry and concept. The growth of the online game industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, many of which are beyond our control. These factors include:

•	the growth of personal computer, Internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether the online game industry, particularly in China, the rest of the Asia-Pacific region and North America, continues to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•

the availability and popularity of other forms of entertainment, particularly games of console systems, such as those made by Sony, Nintendo and Microsoft, which are already popular in developed countries and may gain popularity in China and other countries in which we market our games;

•	changes in consumer demographics and consumer tastes and preferences;

•	the popularity and price of new online games and in-game items that we and our competitors launch and distribute; and

•	our ability to timely upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the online game market.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, MMORPGs are popular in China. However, there is no assurance that MMORPGs will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that we operate, will likely adversely affect our business and prospects. We must be able to track and respond to changes in consumer preferences in a timely and effective manner, especially changes in game preferences and consumer spending trends relating to in-game item purchases.

A severe and prolonged global economic recession and the related slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The effect of the recent global financial crisis has persisted, with most of the world’s major economies remaining in recession in 2009. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not avert an economic downturn amid a severe and prolonged global economic recession. Since we derive most of our revenues from China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our game players may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing game players. Furthermore, the economic recession in other countries where our games are operated may reduce game players’ level of disposable income, perceived future earnings capabilities and willingness to spend, and may thus result in a decline in their spending on our games and a corresponding decrease in our revenues and profit.

Our business could suffer if we do not successfully manage our growth.

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

Our recent acquisitions and strategic investment and any future acquisitions, investments or alliances may have an adverse effect on our ability to manage our business and may subject us to unforeseen liabilities.

Selective acquisitions of online game development and operating companies and alliances with key players in the online game industry and other related industry sectors form part of our strategy to further expand our business. However, our ability to grow through future acquisitions or alliances, such as joint ventures, will depend on the availability of suitable acquisition targets or joint venture partners at reasonable terms, our ability to compete effectively to attract these targets or partners, the availability of financing to complete large acquisitions or joint ventures, and our ability to obtain any required governmental approvals.

We lack experience in identifying, financing and completing large acquisitions or joint venture transactions. In April 2010, we acquired a 100% equity interest in C&C Media from Atlus Co., Ltd., a Japanese computer and video game developer, publisher, and distributor and other shareholders of C&C Media. Upon consummation of the transaction, C&C media became our wholly owned subsidiary. In May 2010, we acquired a majority stake in Runic Games, Inc, or Runic Games, a specialized developer of PC-based entertainment software in the United States. These acquisitions and our future similar transactions could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions or alliances or in the process of integration could have an adverse effect on our ability to manage our business.

We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies.

We believe that there are over 100 online game operators in China. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our principal competitors in China include Shanda Games Limited, or Shanda Games, The9 Limited, or The9, NetEase.com, Inc., or NetEase, Changyou.com Limited, or Changyou, Giant Interactive Group Inc., or Giant Interactive, Tencent Holdings Limited, or Tencent, Shanghai

Everstar Online Entertainment Co. Ltd., or Nineyou, Kingsoft Corporation Limited, or Kingsoft, and NetDragon Websoft Inc., or NetDragon. Our potential competitors also include major Internet portal operators, other domestic and foreign game developers and publishers, and alliances between our existing and new competitors. Some of our competitors have significantly greater financial and marketing resources and name recognition than we have. Some of our competitors or potential competitors, especially major foreign online game developers, have greater game development resources than we have. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of MMORPGs and other online game offerings than we do. As a result, they may be able to take greater risks and endure lower than expected performances from some of their games than we are able to do.

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

We incurred net losses of RMB29.4 million and RMB27.9 million for the years ended December 31, 2005 and 2006, respectively. We cannot assure you that we will not incur net losses in the future or that there will not be any earnings or revenue declines in any future periods. We expect that our total operating expenses will increase as we further grow our business. We incur significant costs and operating expenses to develop, market and operate a game and may not collect revenues in connection with the game for some time or at all. Any failure or delay in generating revenues could result in material operating losses and harm our financial condition.

As we currently depend on a limited number of online games for substantially all of our revenues, any adverse developments relating to these games may adversely affect our future results of operations.

We anticipate that our existing eight MMORPGs and one online casual game in operation will continue to account for a substantial majority of our revenues in 2010. Although we currently have a number of new games in pipeline, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

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

•

any breach of game-related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to our existing games.

Our failure to anticipate or successfully implement new technologies could render our game engines, game development platforms or games uncompetitive or obsolete, and reduce our revenues and market share.

Our proprietary game engines, game development platforms and anti-cheating expertise are critical to our success. The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources in research and development to keep pace with technological advances in order to make our development capabilities and our games competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which online game technology has been and will continue to be developed, we may not be able to timely upgrade our game engines or our game development platforms in an efficient and cost-effective manner, or at all. New technologies in online game programming or operations could render our technologies, our existing online games or the games that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this annual report, we have licensed eight of our games to game operators overseas. We plan to further license our existing and new games in more countries and regions. The offering of our games in the international markets exposes us to a number of risks, including:

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

The countries and regions where we license our games impose various restrictions on online games. For example, Korea requires online game companies to obtain a ratings classification for online games and implement procedures to restrict the distribution of online games to minors. Vietnam strictly implements an anti-addiction system throughout the country and under such system, online game operators are required to reduce the value of in-game benefits to a player by half after three hours’ continuous play and further to zero after five hours’ continuous play. If we are unable to effectively manage these and other risks associated with the licensing of our games overseas, our ability to expand our business internationally and our growth prospect could be impaired.

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

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to our success. In particular, we have spent significant amount of time and resources in developing our game engines and must continue to protect the technology. We do not hold any patents in China or elsewhere and intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. We have taken steps to prevent the misappropriation of our proprietary technology, including registration of our existing online games and our Angelica 3D game engine and our Cube 2.5D game engine for copyright protection, registration of our domain names and entering into non-competition and confidentiality agreements with our key employees. However, these steps may be inadequate. Any misappropriation by our employees, licensees or other third parties of intellectual property used in our business, whether licensed to us or owned by us, could have an adverse effect on our business and operating results. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

We may be subject to intellectual property infringement claims which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing certain of our existing games.

We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, be forced to pay fines and damages, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third party infringement claims, regardless of their merit. Successful infringement or other intellectual property rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations and prospects.

On May 27, 2009, IQ Biometrix, Inc., a Delaware corporation, filed a complaint against us in the United States District Court, Northern District of Illinois, Eastern Division, alleging that we and our products, including our Perfect World game, infringed upon one or more claims of the two U.S. patents entitled “Method and Apparatus for Creating Facial Images” and “System and Method for Creating and Displaying a Composite Facial Image” that have been issued to the plaintiff, and seeking damages and a permanent injunction against our alleged infringement of the two patents. We settled the case in the third quarter of 2009.

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

Moreover, we currently derive, and expect to continue to derive, substantial revenues and profits from online games based on intellectual property licensed to us by third parties. Any of our licensors may be subject to intellectual property rights claims with respect to those aspects of the online game licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we might lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the intellectual property, and our results of operations could be materially and adversely affected.

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

We use internally developed software systems that support nearly all aspects of our billing transactions. Our business may be harmed if we are unable to upgrade our systems fast enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or acquired technology with our existing systems. Furthermore, our network capacity depends on our owned and leased network servers and the communication bandwidth that we lease. Constraints in network capacity could cause unanticipated system disruptions and slower response time, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers, which could, in turn, materially and adversely affect our business and results of operations.

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

As a result of the recent disruptions in the financial markets and other macro-economic challenges affecting the economy of the United States and other parts of the world, our licensees, distributors, service or product suppliers and other vendors may experience cash flow concerns. As a result, licensees and distributors may delay their payment to us and vendors may increase their prices, reduce their output or change terms of sales. Additionally, if the operating and financial performance of our licensees, distributors and/or vendors deteriorates, or if they are unable to make scheduled payments or obtain credit, licensees or distributors may not be able to pay, or may delay payment of, accounts receivable owed to us and vendors may restrict credit or impose different payment terms. Any inability of current or potential licensees or distributors to pay us or any demands by vendors for different payment terms may adversely affect our earnings and cash flow.

We need a substantial amount of cash to fund our operations; if we fail to obtain additional capital when we require it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. In particular, we will need capital to fund the expansion of our business and our research and development activities in order to remain competitive in this market. Future expansions, changes in market conditions or other developments may also cause us to require additional funds. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, operations and reputation;

•	general market conditions in our industry; and

•	economic, political and other conditions in China and elsewhere.

The recent global financial crisis may make it difficult for us to raise additional capital, when needed, on acceptable terms or at all. If we are unable to obtain necessary capital in a timely manner or on commercially acceptable terms, our operation, results of operations and growth prospects may be materially and adversely affected.

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

If our expansion into the film and television business is not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we have entered into the film and television business to generate synergies with our game business through content generation and co-promotion and to capture the growth of the broader entertainment industry. Expansion into the film and television business may present operating and marketing challenges that are different from those that we currently encounter. We face competition from existing leading players within the film and television industry. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the film and television industry, we may not be able to attract a sufficiently large number of audience, recover costs incurred for developing and marketing new films or televisions, and eventually achieve profitability from the film and television business, and our future results of operations and growth prospects may be materially and adversely affected.

Our business and growth are substantially dependent on the continuing efforts of our senior executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our senior executive officers and key employees, especially Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Kelvin Wing Kee Lau, our chief financial officer, Mr. Di He, our chief technology officer, Mr. Qing Li, our chief design officer, Mr. Qi Zhu, our senior vice president in charge of operations, Mr. Davis Jian Li, our senior vice president in charge of our business development and the general manager of our Shanghai office, Mr. Alan Ming Chen, our senior vice president and chief executive officer of our U.S. and European subsidiaries, Mr. Robert Hong Xiao, our senior vice president in charge of human resources and administration and Mr. Xiaoyin Lu, our senior vice president in charge of art management. If one or more of our senior executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all, and our business may be severely disrupted and our financial conditions and results of operations may be materially and adversely affected. If any of our senior executive officers joins a competitor or forms a competing company, we may lose distributors, customers, service providers, know-how and key professionals and staff members. Each of our senior executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our senior executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties relating to China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting.

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

Our business could be adversely affected by the effects of H1N1 influenza, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. There have been a number of confirmed cases of deaths caused by H1N1 influenza in China. Any prolonged recurrence of H1N1 influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities. For example, after the earthquake in Yushu, Qinghai Province in April 2010, we suspended our game service during a one-day national mourning period.

If PRC tax benefits currently available to our PRC subsidiaries and our PRC affiliated entities are reduced or repealed, our business and results of operations could suffer.

Prior to January 1, 2008, PRC corporate income tax was generally assessed at the rate of 33% of taxable income. Under the PRC rules and policies then effective, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential corporate income tax rate of 15% and was further entitled to a two-year corporate income tax exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable corporate income tax rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential corporate income tax rate of 15% and was further entitled to a three-year corporate income tax exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable corporate income tax rate for the succeeding three years.

Under the previous income tax laws and rules, Beijing Perfect World Network Technology Co., Ltd., or PW Network, was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 would be the first two years during which PW Network would have cumulative taxable income. Accordingly, PW Network was expected to be exempted from corporate income tax in 2007 and 2008 and be entitled to a 50% reduction of its applicable corporate income tax rate from 2009 to 2011. Beijing Perfect World Software Co., Ltd., or PW Software, was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from corporate income tax from 2007 to 2009 and would be entitled to a 50% reduction of its applicable corporate income tax rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted a new corporate income tax law, which took effect on January 1, 2008. The implementing rules of the new corporate income tax law, or the Implementing Rules, were adopted on December 6, 2007 and took effect on January 1, 2008. Under the new corporate income tax law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, Beijing Perfect World Software Co., Ltd., or PW Software, and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as “software enterprises” and/or “high and new technology enterprises.” Under the new corporate income tax law, enterprises that were established and already enjoyed preferential tax rates or tax exemption or reduction before March 16, 2007 will continue to enjoy the preferential tax treatment for a period of five years from January 1, 2008 or until the expiration of the preferential tax exemption or reduction term. See “Item 5. Operating and Financial Review and Prospects—Taxation—PRC—PRC Corporate Income Tax.”

In addition, the Beijing Perfect World Cultural Communication Co., Ltd., or PW Cultural, is entitled to an exemption from business tax with respect to the revenue of film distribution and licensing arrangement. PW Software is entitled to an exemption from business tax with respect to the game development business and related technology consultancy services that it engages in, which falls within the definition of technology development business.

Any expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations.

Under the new corporate income tax law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the corporate income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, we may be considered a resident enterprise and may therefore be subject to the corporate income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the new corporate income tax law and the Implementing Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and Global InterServ (Caymans) Inc., or InterServ Caymans, are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Information and Technology (Shanghai) Co., Ltd., or InterServ Shanghai, will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. Perfect Online Holding Limited, or PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to a tax arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor directly owns at least 25% of the shares of the foreign-invested enterprise. However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by PW Software under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%.

In addition, because there remains uncertainty regarding the interpretation and implementation of the new corporate income tax law and its implementation rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or ADS holders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the new corporate income tax law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of these restrictions, we rely on PW Network and Beijing Huanxiang Zongheng Network Technology Co., Ltd., or PW Literature, to hold and maintain the licenses necessary to operate our online games and online reading services in China respectively. PW Network is a Chinese company controlled by Beijing Shiji Xiangshu Technology Co., Ltd., a PRC company controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer. PW Network and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Network. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. PW Literature is a Chinese company owned by Mr. Michael Yufeng Chi and Mr. Qi Zhu, our senior vice president in charge of operations. PW Literature and its equity owners have also entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Literature. These include two loan agreements, an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. For a description of these contractual arrangements with PW Network and PW Literature, see “Item 4. Information on the Company—History and Development of the Company” and “Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners” and “ Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

Under the equity pledge agreements, the shareholders of PW Network and PW Literature pledged their respective equity interests in PW Network and PW Literature to PW Software. According to the PRC Property Rights Law which took effect on October 1, 2007, such pledge has to be registered with the relevant administration for industry and commerce. Before October 1, 2008, PW Software applied for registration of the pledge of PW Network’s equity interests, but the application was denied as no registration procedures were available. In September 2008, the State Administration for Industry and Commerce of China issued the Administrative Measure of Share Pledge Registration, which took effect as of October 1, 2008, and stipulated the registration procedures for equity pledge in accordance with PRC Property Rights Law. We are currently in process of applying for registration of the pledge of PW Network and PW Literature’s equity interests with Beijing Administration for Industry and Commerce. We cannot assure you that PW Software will be able to register the pledge in the near future, and if PW Software is unable to do so, the effectiveness of such pledge may be affected.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours. We have made verbal inquiries with the officials at the MIIT, but have not been able to get a definitive answer as to the applicability of this circular to our corporate structure and to the enforcement and performance of the contractual arrangements between PW Software on the one hand, and PW Network, PW Literature and their respective shareholders on the other.

Pursuant to certain PRC regulations promulgated in September 2009, foreign investors are prohibited from directly providing online game services in China or indirectly doing so through establishing joint ventures, contracting with other entities, providing technical supports, or providing account management or payment service.

In the opinion of King & Wood, our PRC counsel, each of the above agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular and the regulations promulgated in September 2009 described above. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

PW Software’s contractual arrangements with PW Network and PW Literature may result in adverse PRC tax consequences to us.

We could face material and adverse PRC tax consequences if the PRC tax authorities determine that PW Software’s contractual arrangements with PW Network and PW Literature were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by PW Network and PW Literature, which could adversely affect us by (i) increasing PW Network and PW Literature’s tax liability without reducing PW Software’s tax liability, which could further result in late payment fees and other penalties to PW Network and PW Literature for underpaid taxes; or (ii) limiting the ability of PW Software, PW Network and PW Literature to maintain preferential tax treatments and other financial incentives.

PW Software’s contractual arrangements with PW Network and PW Literature and their respective equity owners may not be as effective in providing control over PW Network and PW Literature as direct ownership of PW Network and PW Literature.

We conduct substantially all of our operations, and generate substantially all of our revenues, in China through contractual arrangements with PW Network and PW Literature and their respective equity owners that provide us with effective control over PW Network and PW Literature. We depend on PW Network to hold and maintain certain licenses necessary for our online game business. PW Network also owns all of the intellectual property, facilities and other assets relating to the operation of our online games in China, and employs the personnel for our online game operation and distribution. We will depend on PW Literature to provide online reading and related services. We have no ownership interest in PW Network and PW Literature. Although we have been advised by King & Wood, our PRC legal counsel, that each contract under PW Software’s contractual arrangements with each of PW Network and PW Literature is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over PW Network and PW Literature as direct ownership of PW Network and PW Literature. In addition, PW Network and PW Literature or their respective equity owners may breach the contractual arrangements. For example, PW Network and PW Literature may distribute dividends to their respective equity owners who may decide not to remit these dividends to us in accordance with the existing contractual arrangements.

PW Network is wholly-owned by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd., which are companies controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Di He, our chief technology officer, Mr. Tongyan Wang, a Chinese citizen, and several other beneficial owners of our ordinary shares. PW Literature is wholly-owned by Mr. Michael Yufeng Chi and Mr. Qi Zhu, our senior vice president in charge of operations. Conflicts of interest between their duties to our company and to each of PW Network and PW Literature may arise. We cannot assure you that when conflicts of interest arise, the ultimate equity owners of PW Network and PW Literature will act completely in our interests or that conflicts of interest will be resolved in our favor. These ultimate equity owners could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others.

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

Due to the high degree of user loyalty to MMORPGs and other online games, easy access to personal computers and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of Internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide approval for the establishment of new Internet cafés for the year of 2007 and increased the punishment for Internet cafés admitting minors. This notice also tightened the administration of in-game currency, and its impact on us and other operators of item-based online games is uncertain. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As many of our customers access our games and our online reading website from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games and our online reading or a reduction in or slowdown in the growth of our customer base or customer purchases of in-game items, thus adversely affecting our business and results of operations. Given the relatively limited use of personal computers at home in China and the relatively high cost of high-speed Internet access in China, closures or reduction in business hours of Internet cafés would significantly reduce the number of game players and online readers in China.

In April 2007, the General Administration of Press and Publication of China, or GAPP, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-

name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen. The item-based revenue model that we adopted for most of our MMORPGs may raise additional concerns with the PRC regulators who may find that a model that does not charge for time is inconsistent with the goal of reducing the overall playing time of young game players. As this is a relatively new revenue model for online games in China, it is uncertain how the PRC government authorities will react to the model and its effect on overall playing time.

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

The continued growth of China’s Internet market as well as our growth may be adversely affected by an inadequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage and in our business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Most of our operations are conducted in China and most of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Future actions and policies of the PRC government could materially affect our liquidity and access to capital and our ability to operate our business.

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

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games and online reading services. For example, an Internet content provider, or ICP, such as PW Network and PW Literature, must obtain an ICP license in order to engage in any commercial ICP operations within China. Online game and online reading operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games and reading services through the Internet. Before May 2008, we did not hold an Internet publishing license as the issuance of such licenses had been suspended by the GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Hot Dance Party, Battle of the Immortals and Fantasy Zhu Xian are published by PW Network currently. The Internet publication of all of our existing online games has been filed with the GAPP. In order to operate the online reading business, PW Literature has applied to the GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

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

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when Internet content providers and Internet publishers find that information falling within the above scope is transmitted on their websites or is stored in their electronic bulletin service systems, they shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

In addition, the MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

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

In the course of playing our games, players acquire and accumulate some virtual assets, such as performance-enhancing items, clothing, accessories, pets and other in-game items. Such virtual assets can be highly valued by game players. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

Restrictions on virtual currency may adversely affect our game operations revenues.

Our game operations revenues are collected through the sale of our prepaid game cards or sale of our online points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games issued by the Ministry of Culture on February 15, 2007, directs the People’s Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items. On June 4, 2009, Ministry of Commerce jointly issued Notice on the Reinforcement of the Administration of Virtual Currency in Online Games, which defines what is virtual currency and requires that entities shall obtain the approval from the Ministry of Commerce before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. Entities are prohibited from using virtual currency to carry out gambling business.

These restrictions may result in lower sales of our prepaid game cards or game points, and could have an adverse effect on our game operations revenues.

PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games.

On December 12, 2007, the State Administration on Radio, Film and Television, or SARFT, and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services. On April 1, 2010, SARFT issues the Tentative Catalogue of Internet Video/Audio Program Services, which classifies the internet video and audio services into three categories and provides detailed description on each category. On May 1, 2007, PW Network and Shanghai Feifahong Network Technology Co., Ltd., or Shanghai Feifahong Network, entered into an agreement under which Shanghai Feifahong Network provides PW Network with Internet video/audio program services on Shanghai Feifahong Network’s website for our online games Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, ChiBi, Pocketpet Journey West and Battle of the Immortals. Shanghai Feifahong Network also covenants in the agreement that it shall obtain all necessary licenses to perform this agreement. In addition, we have applied for the SARFT license to provide internet video and audio services through our website wanmei.com.

As of the date of this report, neither Shanghai Feifahong Network nor us have obtained the license from SARFT to provide Internet video and audio service. Therefore Shanghai Feifahong Networks website or our website may be suspended or closed under the SARFT Rule, which may adversely affect the operation of the above online games.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. In May 2007, SAFE issued the Notice of the State Administration of Foreign Exchange on Operating Procedures Concerning Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. According to Notice 75 and Notice 106, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 and Notice 106 apply retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch.

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75, Notice 106 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurance that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75, Notice 106 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries or PW Network or PW Literature, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On March 28, 2007, SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies. Under this notice, PRC citizens who participate in an employee stock holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to this notice because we are an overseas listed company. If we or our Chinese employees fail to comply with the provisions of this notice, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other PRC government authorities.

A PRC regulation promulgated in August 2006 sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” which became effective on September 8, 2006. This regulation, among other things, sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We made some acquisitions and investments in the past and we may grow our business in part by acquiring complementary businesses in the future. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, if any PRC regulatory agency determines that any of our past acquisitions was not in compliance with the requirements of this regulation, the regulatory agency may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries and affiliated entities incorporated in China. These entities are subject to PRC laws and regulations including, in the case of our wholly owned subsidiaries, laws applicable to wholly-foreign owned enterprises. In addition, we depend on PW Network and PW Literature to honor their agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We may partly rely on dividends paid by our operating subsidiaries in China for our cash needs.

We may partly rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50% of their registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiaries are also required to allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and result of operations.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.2% against the U.S. dollar between July 21, 2005 and December 31, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi has fluctuated since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. As most of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiaries and affiliated entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our subsidiaries or affiliated entities in China borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Risks Related to Our Shares and ADSs

The market price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from July 26, 2007, the first day on which our ADSs were listed on Nasdaq, until June 11, 2010, the trading price of our ADSs has ranged from US$8.78 to US$50.49 per ADS and the closing sale price on June 11, 2010 was US$25.63 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Volatility in global capital markets, such as the impact from the recent global financial crisis, could also have an effect on the market price of our ADS. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Substantial future sales of our ADSs or ordinary shares, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to 10 votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Some of our major shareholders who acquired our shares prior to our initial public offering hold our Class A ordinary shares. Holders of our outstanding Class A ordinary shares currently hold over 60% of our aggregate voting power. We continue to maintain the dual-class ordinary share structure. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial and therefore might have a negative impact on the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the market price of the ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status, and there can be no assurance the IRS or a court will agree with our determination. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We urge investors in our ADS to consult their tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares if we are, or become, a PFIC.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations through PW Network, a limited liability company established in China in 2004. To enable us to raise equity capital from international investors, our holding company, Perfect World Co., Ltd. was incorporated under the laws of the Cayman Islands in June 2006. In August 2006, we formed PW Software, our wholly-owned subsidiary in China. In September 2006, PW Software entered into contractual agreements with PW Network and its equity owners, pursuant to which PW Network transferred certain fixed assets and certain personnel to PW Software and PW Software provides technical support and research and development services to PW Network. Through these contractual arrangements, as amended and restated in April 2007, we have the ability to effectively control PW Network’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Network and PW Network is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate PW Network’s results of operations, assets and liabilities in our financial statements. See “Item 7. Related Party Transactions” for a description of the contractual arrangements among PW Software, PW Network and its equity owners.

In July 2007, we completed our initial public offering, in which we issued and sold 9,000,000 ADSs, representing 45,000,000 of our Class B ordinary shares, and certain of our then shareholders sold 4,570,000 ADSs, representing 22,850,000 of our Class B ordinary shares, in each case at a public offering price of US$16.00 per ADS.

In March 2008, we opened a research and development center in Shanghai to take advantage of the skilled workforce in the game development industry in Shanghai.

In April 2008, we entered into a capital increase and share transfer agreement with Chengdu Seasky Digital Entertainment Co., Ltd., a limited liability company in China, or Chengdu Seasky, and its equity holders, to acquire a 20% equity interest in Chengdu Seasky. We increased our equity interest in Chengdu Seasky to 40% in the first quarter of 2010. Chengdu Seasky is principally engaged in the design and development of online games in China.

In April 2008, we established PW USA, a Delaware corporation and our wholly owned subsidiary, to capture potential business opportunities in North America. PW USA is currently operating four of our games in North America.

In June 2008, PW Software entered into contractual agreements with PW Literature, an online reading service provider in China and its equity owners, namely Mr. Michael Yufeng Chi and Mr. Qi Zhu, pursuant to which PW Software provides technical support and research and development services to PW Literature. Through these contractual arrangements, we have the ability to effectively control PW Literature’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Literature and PW Literature is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate PW Literature’s results of operations, assets and liabilities in our financial statements. See “Item 7. Related Party Transactions” for a description of the contractual arrangements among PW Software, PW Literature and its equity owners.

In August 2008, PW Network invested in a minority stake in PW Cultural, a newly established Chinese media and entertainment company principally engaged in film and television program production and advertising services in China. Through a series of transactions, PW Network holds 80% equity interest in PW Cultural.

In October 2008, we entered into an agreement with Global InterServ (B.V.I.) Inc., or InterServ, regarding the acquisition of an online game named Meteor Online, an exclusive license of the sales and publishing rights to an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine for a total purchase price of approximately US$15.0 million in cash. In February 2009, we acquired a 100% equity interest in InterServ Caymans from InterServ for an aggregate purchase price of approximately US$23.2 million. Upon consummation of the transaction, InterServ Caymans and its two PRC subsidiaries InterServ Shanghai and Chengdu InterServ Information and Technology Co., Ltd., or InterServ Chengdu, became our wholly owned subsidiaries.

In November 2008, PW Network established Shanghai Perfect World Network Technology Co., Ltd., or Shanghai PW Network, to expand our game operation and development.

In January 2009, we established Perfect Star Co., Ltd., or PW Malaysia, a Malaysia corporation and our wholly owned subsidiary, to capture potential business opportunities in Southeast Asia region.

In February 2009, PW Network established Chengdu Perfect World Network Technology Co., Ltd., or Chengdu PW Network, to expand our game operation and development. In April 2009, Chengdu PW Network invested in a 30% equity interest in Chengdu Ye Net Science and Technology Development Co., Ltd., or Ye Net. Ye net is a Chinese company principally engaged in web game development and operation. Chengdu PW Network also has the option to acquire additional equity in Ye Net. In April 2010, Chengdu PW Network exercised its option to acquire an additional stake in Ye Net. Upon the completion of the transaction, our effective equity stake in Ye Net will be increased to 80%.

In December 2009 and January 2010, we established Perfect World Universal Cooperatieve U.A. and Perfect World Europe B.V., respectively, both in Netherlands, to capture potential business opportunities in Europe.

In April 2010, we acquired a 100% equity interest in C&C Media from Atlus Co., Ltd., a Japanese computer and video game developer, publisher, and distributor and other shareholders of C&C Media. Upon consummation of the transaction, C&C media became our wholly owned subsidiary.

In April 2010, PW Network entered into an agreement with Beijing Zhizhu Network Technology Co., Ltd. to acquire 20% of its equity interest. This strategic investment is expected to allow us to leverage Zhizhu Network’s large user base to further grow our online gaming community.

In May 2010, we acquired a majority stake in Runic Games, a specialized developer of PC-based entertainment software in the United States.

Our principal executive offices are located at 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is (8610) 5885-8555. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B. Business Overview

We are a leading online game developer and operator in China. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Since 2006, we have launched, in China, eight self-developed MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Battle of the Immortals and Fantasy Zhu Xian, and our first online casual game, Hot Dance Party. In the first quarter of 2010, our games recorded approximately 993,000 average concurrent users in China. In April 2008, we established our wholly owned U.S. subsidiary, PW USA, to capture potential business opportunities in North America. In September 2008, March 2009, June 2009 and May 2010, we launched localized versions of Perfect World II, Pocketpet

Journey West, Zhu Xian and Battle of the Immortals, respectively, in North America through PW USA. In April 2010, we acquired C&C Media to operate in Japan four of our own games and two games licensed from other developers. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

Our core technology capabilities consist of our proprietary game engines, game development platforms and real-time anti-cheating expertise, all developed and built by our experienced development team. In particular, our Angelica 3D game engine enables us to create superior 3D graphics with impressive visual effects and provides the technical foundation for realizing innovative features in the game environment. Our game development platforms are built on modularized functions which allow us to have the ability to develop our online games with relatively short development cycle and to update our games frequently through expansion packs.

We have achieved an impressive game development track record. Zhu Xian was ranked the third place among the “Top 10 Popular Online Games” and the first place among the “Top 10 Popular Domestic Online Games” in China in 2009 according to International Data Corporation, or IDC, a premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications and consumer technology markets. Each of Zhu Xian, Chi Bi, Perfect World and Perfect World II was ranked among the top ten “China Domestic 3D MMORPGs” and Battle of the Immortals and Fantasy Zhu Xian were ranked among the top ten “China Domestic 2D & 2.5D MMORPGs” in 2009 according to IDC. Perfect World was ranked among the “Top 10 Most Popular Self-Developed Online Games for the Past Decade of Chinese Online Gaming Industry” according to the 2009 Chinese Online Gaming Industry Survey for the Past Decade conducted in the China Digital Entertainment Exposition and Conference. Zhu Xian and Chi Bi won the award of “2009 Top 10 Most Popular Online Games” and “2009 Top 10 Most Popular Domestically-Developed Online Games,” respectively, in the 2009 China Game Industry Annual Conference. Fantasy Zhu Xian was awarded the “2009 Best Light-hearted Online Game—Golden Finger Award” at the 2009 Annual Conference of Chinese e-Game Industry. Dragon Excalibur received the “Most Anticipated Online Games—Golden Finger Award” from the 2009 Annual Conference of Chinese e-Game Industry and was ranked among the “2009 Top 10 Most Anticipated Online Games” by the 2009 China Game Industry Annual Conference.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2007, 2008 and 2009, 93.7%, 97.2% and 98.5%, respectively, of our online game operation revenues were generated through this item-based revenue model. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 35 third-party distributors of our physical cards and two national distributors of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although a substantial portion of our revenues are generated in China, we have licensed our games, Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals and Fantasy Zhu Xian to leading game operators overseas, and we plan to license our games to more countries and regions.

We have grown substantially since our inception, and generated revenues of RMB689.1 million, RMB1.4 billion and RMB2.1 billion (US$314.2 million) in 2007, 2008 and 2009, respectively. We achieved net income of RMB361.9 million, RMB646.5 million and RMB1.0 billion (US$152.0 million) in 2007, 2008 and 2009, respectively.

Products and Services

Online Games

Since our inception in March 2004, we have developed, operated and distributed six 3D MMORPGs, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi and Pocketpet Journey West, one 3D online casual game, Hot Dance Party, one 2.5D MMORPG, Battle of the Immortals, and one 2D MMORPG, Fantasy

Zhu Xian. Hardware requirements and overall graphics for 2.5D games are generally in between 2D and 3D games. All of our 3D games are developed by using our proprietary Angelica 3D game engine. Battle of the Immortals is developed by using our proprietary Cube 2.5D game engine. Fantasy Zhu Xian is developed using our proprietary EPARCH 2D game engine. Our games offer “anytime play,” meaning users can play the games 24 hours a day, seven days a week.

Our games offer significant opportunities for social interaction in cyberspace. Life-like features in some of our games include marriages among online characters and martial arts apprenticeships, which are historical associations formed by martial arts masters according to Chinese legends. In addition, characters in our games may visually express feelings by their actions or by using emotive icons that appear within a character’s dialogue box. We believe that these features significantly expand the interface for player interaction, allow players to express their own personalities or virtual personalities through their virtual characters and create a certain level of social reality in the game. Although each game character may be unique, groups of players may, and often must, form teams or alliances to achieve certain collective game objectives, such as battles and missions. Our games also incorporate instant messaging systems and chat rooms, which allow players to communicate and interact with each other in real-time groups or in one-on-one discussions. The bulletin boards in our games allow players to post notes or inquiries and respond to other players’ notes or inquires. The following table summarizes the launch date, number of expansion pack releases since the launch of the game and the minimum hardware configuration requirements for each of the MMORPGs and the one online casual game that we are currently operating in China. Our games are designed to be flexible to present an effective game experience even for players who may not have state-of-the-art hardware.

Game	Date of Launch	Number of Expansion Packs Released Since Date of Launch	Minimum Hardware Configuration Requirements
Perfect World	January 2006	10	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 4 GB hard drive

Legend of Martial Arts	September 2006	7	Pentium III 600 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 1.5 GB hard drive

Perfect World II	November 2006	10	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 4 GB hard drive

Zhu Xian	May 2007	9	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2 GB hard drive

Chi Bi	January 2008	6	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 4 GB hard drive

Hot Dance Party	March 2008	6	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2.5 GB hard drive

Pocketpet Journey West	October 2008	nil	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 2.5 GB hard drive

Battle of the Immortals	April 2009	3	Celeron 800 Mhz CPU, 256 MB RAM, Geforce2 MX 400/32M display card and 1.5 GB hard drive

Fantasy Zhu Xian	October 2009	2	Celeron 800 Mhz CPU, 256 MB RAM, TNT 2/32M display card and 2.5 GB hard drive

Perfect World. We launched Perfect World in January 2006. We adopted a time-based revenue model for this game, i.e., charging players based on the time they spend playing the game. Perfect World is an adventure and fantasy game with traditional Chinese settings. Players can take on various roles, including swordsmen, magicians, archers, priests and magical creatures. Players can also design and customize the appearance and characteristics of their characters and roles. Perfect World offers a variety of features that were once innovative in China, such as day-and-night shifting and weather effects and changes. The game allows characters to fly freely and move in a continuous and changing terrain and environment seamlessly without having to wait for scenery changes as is often the case in many other online games. Perfect World offers sophisticated 3D graphics that realistically represent real-life characters and items moving in captivating scenes. The game can be displayed on a 16:9 widescreen to provide a movie-like visual effect.

Legend of Martial Arts. We launched the Legend of Martial Arts game in September 2006, when we sold in-game items during the open beta testing. We developed Legend of Martial Arts based on a popular TV drama series with the same Chinese name, “ ”. Legend of Martial Arts is an adventure story of Chinese swordsmen set in an ancient kingdom. It is designed to provide a more light-hearted and less intense game environment than Perfect World. The game attempts to capture the look and feel that has made the TV series a hit with the Chinese audience. We have enriched the game content by creating stories developed specifically for the game. We engage a team of writers, including the playwright of the TV series. In addition to employing many of the customization features found in Perfect World, Legend of Martial Arts contains several features designed to provide players a flavor of traditional oriental culture. Legend of Martial Arts is the first game for which we adopted an item-based revenue model. Unlike the time-based revenue model, users can play the basic functions of Legend of Martial Arts free of charge for as long as they want. Players are charged when they purchase in-game items, such as performance-enhancing items, clothing, accessories and pets. This allows players to further express their own or virtual personalities and enhance the game experience. In-game items can be “purchased” at virtual stores within the game using one of two kinds of currencies: either with an in-game virtual currency known as “yuanbao,” which game players obtain by purchasing prepaid game cards or game points with real money, or with another in-game virtual currency known as “gold coins,” which game players can obtain for free by completing certain missions and activities within the game.

Perfect World II. We launched our third MMORPG, Perfect World II, in November 2006. The storyline of Perfect World II is set in a similar content and graphic background as Perfect World. Compared to Perfect World, we adopted an item-based revenue model for Perfect World II, and further improved the playing methods and game environment. We provide more user-friendly guidance on the classification and ranking of in-game weapons, and players can purchase virtual raw materials to manufacture their weapons. We have also optimized the visual effects of our in-game items to enhance the attraction to players and transaction volumes. As Perfect World II offers more appealing play experience and operates under a different model compared to Perfect World, we have noted that some users play these two games concurrently, particularly those players who have already achieved advanced game attributes in Perfect World and are trying to enjoy a more personalized experience.

Zhu Xian. We launched our fourth MMORPG, Zhu Xian, in May 2007 and adopted an item-based revenue model for this game. Zhu Xian was developed based on a popular Internet novel with the same name. The Internet novel was ranked the No. 1 most read Internet novel in 2005 and was among the top five most read Internet novels in 2006 according to the click statistics of Baidu, Inc. The basic story concept of Zhu Xian is a martial arts focused adventure set in a fantasy world. The game players are able to experience the various fantastic scenes and plots that have made the Internet novel popular, such as martial arts training, use of magical weapons, upgrading of special capabilities and contests to obtain magical treasure, from the perspectives of the novel characters that they choose to play. We also add a time dimension, so that the player can enter into any game scenario based on the time parameter that they select without having to wait for the plot development like a novel reader. We believe that this feature diversifies the game content and increases players’ interests in the game environment.

Chi Bi. We launched our fifth MMORPG, Chi Bi, in January 2008 and adopted an item-based revenue model for this game. Chi Bi is a war story developed based on the well-known period in ancient Chinese history known as the Three Kingdoms. This game is designed to include various in-game weapons and large-scale map of the game environment in a historical cultural setting. Game players can freely choose to join any of the Three Kingdoms, i.e., Wei, Shu, or Wu, and are provided with full experience of the historical battles of the Three Kingdoms period. In addition, Chi Bi also features motion fighting system, allowing players to attack their opponents as they move, which we believe enhances appeal to game players. We co-promoted “Chi Bi” alongside the movie “Red Cliff,” which has the same Chinese names as “Chi Bi”, in China, according to an agreement signed with China Film Group Corporation, which owns the copyright to the movie in China.

Hot Dance Party. We launched Hot Dance Party, our first 3D online casual game, in March 2008 and adopted an item-based revenue model for this game. Hot Dance Party allows players to enjoy dancing game play in a captivating 3D game environment with a variety of background music choices. Furthermore, we have incorporated certain community features such as establishing a virtual family, into this game. Game players can also raise virtual pets in the game environment and improve game characters’ appearance by using cosmetics.

Pocketpet Journey West. We launched our sixth MMORPG, Pocketpet Journey West, in October 2008 and adopted an item-based revenue model for this game. Pocketpet Journey West ( ) is a pet-themed 3D MMORPG and is developed based on “Journey to the West ( )”, one of the four classical novels of Chinese literature. The game is designed to include distinctive adventurers adapted from the novel. The game features innovative diversified pet systems, which not only allow users to catch monsters as their pets, raise pets, and enhance attributes of pets, but also have many creative features which enable online game players to exchange pets, obtain particular skills and attributes by collecting special items, and combine two separate pets to create customized or enhanced attributes. The diversified pet systems are designed to bring an entirely new interactive pet raising experience to online game players.

Battle of the Immortals. We launched our seventh MMORPG, Battle of the Immortals, in April 2009 and adopted an item-based revenue model for this game. Battle of the Immortals, our first mysterious adventure 2.5D MMORPG, is developed based on our proprietary Cube engine. Battle of the Immortals enables game players to travel between Eastern and Western cultures, featuring themes ranging from Norse mythology to the history of China’s Qin Dynasty, catering to game players with different interests. This game also includes adventures in historic sites and turf wars.

Fantasy Zhu Xian. We launched our eighth MMORPG, Fantasy Zhu Xian, in October 2009 and adopted an item-based revenue model for this game. Fantasy Zhu Xian is our first 2D turn-based MMORPG, which is based on the same popular Internet fantasy novel Zhu Xian as our 3D MMORPG Zhu Xian. The game represents the world of Zhu Xian in a refreshing cartoon style. The game is developed based on our proprietary EPARCH 2D engine and can exhibit special visual effects such as reflections, particle effects and translucency effects. In addition, it introduces the concept of altitude into a 2D game and creates a realistic flying visual effect within a 2D game environment.

Online Games Under Development. We currently have a number of new games in pipeline that span the 3D, 2.5D and 2D market segments.

Other Products and Services

We are involved in film, TV and other related businesses. These businesses are likely to allow us to generate synergies with our game business through content generation and co-promotion and to capture the growth of the broader entertainment industry.

Our Proprietary Technologies

Game Engines

Anticipating the potential growth of 3D online games in China and recognizing the importance of possessing our own game engine, we have developed our proprietary Angelica 3D game engine. Our Angelica

3D game engine enables us to create superior 3D graphics with impressive visual effects, realistically representing real-life characters moving in captivating scenes. Our Angelica 3D game engine employs the latest technology to realize 3D features, including shadow mapping, light reflection and refraction on water surfaces. It also enables characters to fly freely in the game environment, to embrace and thus enhance interaction between players, and enables our game players to create, customize and personalize virtual content and characters.

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

The network part of the Angelica 3D game engine provides a platform to streamline online data transmission, game operation and user control. Our network engine is able to support up to 160 concurrent players on the same scene, thus facilitating in-game events, such as battles on a massive scale.

Our Angelica 3D game engine can support the development of a range of styles of games under various game environments. We have employed this engine to develop all of our existing 3D MMORPGs and our 3D online casual game, and are using it in connection with the development of new 3D online games.

We have developed our Cube 2.5D game engine which was used to develop Battle of the Immortals. Our Cube 2.5D engine balances graphics quality and hardware requirements: it can generate high-quality graphics with 3D depiction of the background, in-game items and characters, while the games developed by Cube engine have relatively low hardware requirements compared to 3D games. Our Cube 2.5D engine adopts angle locking technique and manages to reduce the technical difficulty of graphics display by shielding sky and distant objects in the game scenes.

We have developed our EPARCH 2D game engine, which was used to develop Fantasy Zhu Xian. Our EPARCH 2D engine has the advantages of typical 2D game engines such as highly-refined image quality, compatibility with both high and low end computers and user friendly interface for new game development. In addition, it adopts technologies used in 3D game engines to enable our games to fully utilize hardware potentials. For example, it introduces the concept of altitude into 2D games and creates a realistic flying visual effect within 2D game environment. It can also create various light effects that alter in real time following the change of game environment.

Game Development Platforms

Our game development platforms have been designed with modularized functions to allow our game designers and graphic artists to quickly enhance and expand on the game play, design and settings without getting bogged down by technical computer programming language. Designers and graphic artists can program by going through a series of user-friendly menus. This significantly shortens our game development process and allows us to quickly add content and features to our games even after their launch. Furthermore, as the same program development team supports the programming of multiple games via the same development platform, any programming improvement originated from one game can be readily introduced to other games. We believe that our various game development platforms provide us with a solid foundation to rapidly and frequently develop and introduce new games and to update our existing games.

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

Game Development

We believe that rapid and high-quality game development is critical to our success. Our game development team mainly consists of our programming personnel, design personnel and graphics personnel. Several core members of our development team have worked together for nearly a decade. In March 2008 we opened a research and development center in Shanghai to take advantage of the skilled workforce in the game development industry there. In October 2008 we acquired a license to use InterServ’s cross-platform game development engine, and in February 2009 we acquired InterServ Caymans and its two PRC subsidiaries in Shanghai and Chengdu, both of which have further strengthened our research and development capability. In May 2010, we acquired a majority stake in Runic Games, which allowed us to further enhance our strong research and development capabilities, and to leverage Runic Games’ creative and professional development team to create global titles.

Unlike many of our competitors that operate MMORPGs licensed from foreign game developers, we have in-house capabilities that allow us to develop games rapidly and in response to constantly changing market demands and trends.

Our systematic game development process includes the following key steps:

•

Concept generation. Our design team takes the lead in generating game development ideas based on the latest trends in player preferences. We recruit game players into our design team to closely track the hot topics among our players and on the Internet. We also encourage all of our employees to provide creative ideas and concepts for game development.

•

Detailed proposal. Upon management’s approval of the new game concept, the design team will prepare a detailed proposal that sets preliminary storylines and game characters, estimates of costs and target markets.

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

Membership Management and Payment System

Perfect Pass is our integrated membership management system. It is designed to provide our customers with an integrated user-friendly platform to log in, play and purchase any products and services that we offer. To play our online games, a customer must register an account with our Perfect Pass system. Once registered, the customer may log into our network, select and activate the desired games that the customer wishes to play, and then charge his account with prepaid game cards or online points that enable the customer to play for a specified period of time or purchase in-game items. Each customer needs to maintain only one Perfect Pass account, which provides information regarding the customer’s available prepaid online points, profile and payment history of the last three months.

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

Pricing and Distribution

Pricing. We have two different pricing models: (1) time-based, which we have adopted for Perfect World; and (2) item-based, which we have adopted for our other games operated in China. Under the time-based model, players pay for game playing time. The pricing was determined near the end of the open beta testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Under the item-based model, players can play the basic functions of the game free of charge for as long as they want. We generate revenues when players purchase in-game items such as performance-enhancing items, clothing, accessories and pets that enhance the game play experience. We determine the price of each in-game item before its introduction, generally based on an analysis of a series of benchmarks, such as the price of similar items offered in other online games, the market price of the real-life item represented by the in-game item, and pricing of other popular forms of entertainment.

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

Overseas Licensing

As of the date of this annual report, we have licensed Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals and Fantasy Zhu Xian to overseas operators. Under our license agreements, we allow our overseas licensees to exclusively operate, promote, service and distribute our games in specified territories. In return, we are generally entitled to an initial fee and ongoing royalties, the latter of which is generally determined based on the amount of money charged to players’ accounts or the services fees payable by the players to the licensee in a specific country or region. The licensees are responsible for the sales and marketing of our games in the specified territories, including setting the price of our games and virtual items, and usually there are minimum requirements on promotion expenditures. The licensees are also generally in charge of maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of our games, including providing technical tools for the localization of our games. We generally agree to provide our licensees with updates or upgrades to the licensed games, usually every three to six months or on a when-and-if-available basis. We also usually assist the licensees in preventing, detecting, and resolving hacking and cheating activities.

We plan to further license our games to leading online game operators in additional countries and regions to expand the geographical reach of our games, including Asia, South America and the Russian Federation and other Russian speaking territories. All of the games we license to overseas operators use an item-based revenue model. Our games offer differentiated in-game items in different territories, e.g., Baek Ream Sword in Korea. The licensees determine the pricing of in-game items based on the local market conditions as well as our input.

The following table lists certain information with respect to the licenses that we have entered into for Perfect World II.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Game Flier International Corporation [1]	June 15, 2006	December 2006	December 2011

Japan	C&C Media [2]	July 29, 2006	April 2007	—

Vietnam	Quang Minh DEC [3]	August 25, 2006	February 2007	February 2012

Malaysia and Singapore	Cubinet Interactive INT’L Co., Ltd [4]	December 28, 2006	March 2007	March 2012

Korea	CJ Internet Corporation	December 12, 2006	October 2007	October 2012

The Philippines	Level Up! Inc.	December 12, 2006	July 2007	July 2012

Thailand	Cubinet Interactive INT’L Co., Ltd [4]	June 20, 2007	January 2008	January 2011

Brazil	Level Up! Interactive S.A.	December 14, 2006	May 2008	May 2013

Indonesia	PT. LYTO Datarindo Fortuna of Indonesia	August 31, 2007	August 2008	August 2011

The Russia Federation and other Russian speaking territories	Astrum Nival, LLC[5]	August 31, 2007	June 2008	August 2011

Around forty European countries	Games-Masters.com Ltd.	July 24, 2008	Launched an English version of Perfect World II in Europe in December 2008	Three years from commercial launch of each language version, respectively

The following table lists certain information with respect to the licenses that we have entered into for Legend of Martial Arts.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Soft-World International Corporation	June 25, 2007	November 2007	November 2010

Japan	C&C Media [2]	June 29, 2007	February 2008	—

Malaysia and Singapore	Cubinet Interactive INT’L Co., Ltd. [6]	June 29, 2007	March 2008	March 2011

Thailand	Cubinet Interactive INT’L Co., Ltd. [6]	June 29, 2007	October 2008	October 2011

Vietnam	Cubinet Interactive INT’L Co., Ltd. [6]	January 30, 2008	November 2008	November 2011

Korea	EYA Soft Co., Ltd. [7]	September 18, 2008	June 2009	June 2012

The following table lists certain information with respect to the licenses that we have entered into for Zhu Xian.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Malaysia and Singapore	Cubinet Interactive INT’L Co., Ltd. [6]	January 30, 2008	November 2008	November 2011

Thailand	Cubinet Interactive INT’L Co., Ltd. [6]	January 30, 2008	January 2009	January 2012

Vietnam	Cubinet Interactive INT’L Co., Ltd. [6]	January 30, 2008	February 2009	February 2012

Taiwan, Hong Kong and Macau	Soft-World International Corporation	April 5, 2008	June 2008	June 2011

Japan	C&C Media [2]	April 5, 2008	November 2008	—

The Philippines	IP E-Game Ventures Inc.	June 12, 2008	December 2008	December 2012

Korea	CJ Internet Corporation	December 30, 2008	June 2010	June 2015

The Russian Federation and other Russian speaking territories	Astrum Nival, LLC	October 20, 2009	May 2010	May 2013

The following table lists certain information with respect to the licenses that we have entered into for Chi Bi.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Malaysia, Singapore, Vietnam and Thailand	Cubinet Interactive INT’L Co., Ltd. [6]	May 30, 2008	Launched in Malaysia and Singapore in August 2008, Thailand in October 2009 and Vietnam in December 2009	August 2011

Taiwan	Taiwan Index Corporation Ltd.	June 4, 2008	September 2008	September 2011

Hong Kong and Macau	Gamania Digital Entertainment (Hong Kong) Co., Ltd.	June 4, 2008	September 2008	September 2011

Japan	C&C Media [2]	October 27, 2008	June 2009	—

Korea	KTHitel Co., Ltd.	December 30, 2008	December 2009	December 2014

The following table lists certain information with respect to the licenses that we have entered into for Hot Dance Party.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Malaysia, Singapore, Vietnam and Thailand	Cubinet Interactive INT’L Co., Ltd. [6]	August 10, 2008	Launched in Malaysia and Singapore in April 2009 and Thailand in July 2009	April 2012

Taiwan	Taiwan Index Corporation Ltd.	July 24, 2009	August 2009	August 2012

Hong Kong and Macau	Gamania Digital Entertainment (Hong Kong) Co., Ltd.	July 24, 2009	September 2009	September 2012

The Russian Federation and other Russian speaking territories	Astrum Nival, LLC	April 12, 2010	Second half of 2010 (expected)	Three years from commercial launch

The following table lists certain information with respect to the licenses that we have entered into for Pocketpet Journey West.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Korea	Synopex Greentech Co., Ltd. [8]	January 21, 2009	May 2010	May 2013

Taiwan	Taiwan Index Corporation Ltd.	June 22, 2009	August 2009	August 2012

Hong Kong and Macau	Gamania Digital Entertainment (Hong Kong) Co., Ltd.	June 22, 2009	August 2009	August 2012

The following table lists certain information with respect to the licenses that we have entered into for Battle of the Immortals.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Game Flier International Corporation	June 6, 2009	September 2009	September 2012

Vietnam	Vina Group Corporation[9]	October 23,2009	May 2010	May 2013

Korea	NDOORS Corporation	January 25, 2010	Second half of 2010 (expected)	Three years from commercial launch

The Russian Federation and other Russian speaking territories	Astrum Nival, LLC	April 12, 2010	Second half of 2010 (expected)	Three years from commercial launch

The following table lists certain information with respect to the licenses that we have entered into for Fantasy Zhu Xian.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan	Taiwan Index Corporation Ltd.	May 18, 2010	Second half of 2010 (expected)	Three years from commercial launch

1.	The license agreement was entered with Soft-World International Corporation on June 15, 2006 with expiration date in December 2009. At the end of the agreement term, it was renewed with Game Flier International Corporation, a subsidiary of Soft-World International Corporation with an additional two-year term.

2.	C&C Media was acquired by us in April 2010.

3.	The license agreement had an initial term of three years and was renewed for another two years.

4.	The license agreement was initially entered with Cubinet Interactive Sdn Bhd and later assigned to Cubinet Interactive INT’L Co., Ltd.

5.	The license agreement was initially entered with Nival Online, LLC, which was later renamed to Astrum Nival, LLC.

6.	The license agreement was initially entered with Cubinet Interactive(s) Pte. Ltd. and later assigned to Cubinet Interactive INT’L Co., Ltd.

7.	The license agreement was initially entered with EYA Interactive Co., Ltd., which was later renamed to EYA Soft Co., Ltd.

8.	The license agreement was originally entered with HI-WIN Co., Ltd. and then assigned to Synopex Greentech Co., Ltd. after HI-WIN Co., Ltd. was acquired by Synopex Greentech Co., Ltd.

9.	The License agreement was initially entered with VinaGame Software Service Joint Stock Company, which was later renamed to Vina Group Corporation.

Marketing and Promotion

We aim to rapidly attract game players and increase revenues from existing players by introducing innovative marketing and promotion strategies that are specifically designed for each of our games. Based on our extensive local knowledge and experience, we also combine entertainment and fashion elements into our marketing activities.

For Perfect World, a popular Chinese folk-rock band, Shui Mu Nian Hua, recorded the theme song, which was ranked among the top five most popular songs by several national charts in China in 2006 and 2007. We sponsored the production of the MTV album featuring such song. This album was awarded the “Best Album in Mainland China” by Annual CCTV-MTV Music Awards in 2006. In addition, we supported the presentation of the theme song in one of China’s most important annual cultural events, the CCTV Spring Festival Gala in 2006. We also organized Shui Mu Nian Hua’s tour show in more than 40 universities across China, which was named as “Most Popular Offline Events” by a game players survey organized by Interactive Games in 2006. Furthermore, Crystal Liu, a popular TV star in China, was appointed as our “Miss Perfect” ambassadress for Perfect World. Our Miss Perfect was named as “Most Popular Game Ambassadress” by the same Interactive Games survey in 2006.

To promote Legend of Martial Arts, we engaged the TV playwright of the original TV series to participate in writing stories and missions for our game. When we announced the open beta testing of the game, we invited guests from the media, game industry and the public to visit the set of the TV series. After launching the game, to generate more enthusiasm and continued interest in the game, we created Internet-based video stories to flesh out our game characters and story lines, with one of the most popular Chinese Internet celebrities, Ding Beili, acting as the heroine.

Richie Jen, a well-known pop singer, was appointed as an ambassador for our game, Zhu Xian. He also recorded two MTV theme songs featuring various scenes in the game. Jue Zhou, a well-known Chinese actress, was later appointed as spokesperson for Zhu Xian.

We entered into a cooperation agreement with China Film Group Corporation, or CFGC, the owner of the copyright to the movie “Red Cliff” in China, to co-promote our game Chi Bi and this movie. The movie has the same Chinese name as our game. According to the agreement, we are the exclusive sponsor of this movie in the game industry, and we are entitled to use the materials of the movie, including video, posters and stills, to promote our game from September 2007 to April 2009 in China. In April 2008, we launched a co-promotion marketing campaign with Intel (China) Co., Ltd., or Intel, and Suzhou Haier Information Technology Co., Ltd., or Haier. Under the program, our Chi Bi game was displayed on Haier’s latest notebook computers featuring the latest Intel processor to demonstrate the visual effects. We also co-promoted our Chi Bi game with Nestlé (China) Co., Ltd., or Nestlé, in summer 2008, through provision of Nestlé-branded in-game items and distribution of free in-game items via Nestlé’s promotion activities. Ada Liu, a popular Chinese actress, was also appointed as the ambassadress of Chi Bi.

Jimmy Lin, a well-known pop singer, was appointed as spokesperson for our game Pocketpet Journey West. Jimmy Lin has also played two characters in the promotional video for this game and his image was used as non-playing character in this game. Louis Liu, a famous Chinese magician, was appointed as spokesperson for our game Battle of the Immortals. In addition, we launched a series of co-promotion marketing campaigns for Pocketpet Journey West and Battle of the Immortals with Suning Appliance Co., Ltd., a leading electronics retail chain in China, in the fourth quarter of 2008 and second quarter of 2009, respectively, to increase our visibility to game players.

Mainland China celebrities Hu Ge and Tang Yan, the rising movie stars Liu Shishi, Yuan Hong and Guo Xiaoting, popular singer Jason Zhang and famous hostess Nana Xie were appointed as the ambassadors of our game Fantasy Zhu Xian.

We employ other marketing programs and promotional activities to promote our games, including:

Live Promotions. We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as Internet café gatherings, player clubs, product press conferences, college marketing, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. We have promotion personnel to organize cooperative promotion campaigns with local distributors and Internet cafés throughout China. For example, in January 2010, we held a one-month promotion campaign providing live interactions with our players, distributing gifts and offering free trials of our new games to express our appreciation of the support from our players. This promotional event covered 201 cities and involves approximately 5000 Internet cafés.

In-Game Marketing. We conduct in-game marketing programs for our players from time to time, including player unions and game tournaments. We also frequently post announcements in the game environment to promote new items and features, usually linking with in-game events. Leveraging our in-house development capability, we offer new in-game items periodically, especially around the holidays and certain special events, such as the offering of Christmas stockings during the 2009 Christmas season.

Advertising and Online Promotions. We advertise in many online game sites and game magazines that are updated regularly. To enhance our market penetration, especially among working professionals, we also advertise through flat-panel television displays placed in high-traffic areas of commercial office buildings, such as in lobbies and near elevators.

For each of our games, we have a dedicated product management team responsible for marketing activities, managing player community and developing operational plans. We believe that our multi-channel marketing activities help build up a players community and satisfy our players’ need for social outlets and social interaction. We believe this in turn helps to generate and improve players’ loyalty to our games.

Customer Service

We have focused on providing excellent customer service in order to retain our existing customers and to attract new game players.

Our players can access our customer service center via phone, online in-game chats or e-mail at any time 24 hours a day, seven days a week. Many of our dedicated customer service representatives are online game fans with deep understanding of game play and players. All of our customer service representatives are required to participate in a formal training program before commencing work. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. We have implemented detailed performance measures to monitor our calls to ensure that our customers will receive quality service. In addition, we also operate online bulletin boards that enable players to post questions to, and receive responses from, other players. In addition to providing customer service to our players, our customer service representatives also collect player comments and complaints about our games and generate periodic reports for our management and operations personnel that summarize important issues raised by players and our responses to those issues.

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

We have a service center in Beijing, which is open to walk-in customers during normal business hours. All of our representatives at our service center are trained to address our customers’ questions and concerns and resolve any problems they may have with our products and services. Our customer service has maintained the ISO 9001:2000 certification since August 2007. In January 2008, we upgraded our customer service system by installing Avaya call center hardware system and Elite call center solution software to improve our customer service capabilities.

Network Infrastructure

We aim to build a reliable and secure network infrastructure to fully support our operations. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers. As of March 31, 2010, 83.8% of the approximately 5,941 servers we used were owned by us.

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

Competition

Competition in the online game market in China and the overseas markets where we offer our games is intense. We believe that the key competitive factors include the design, quality, popularity and price of online games and in-game items, the ability to rapidly update and upgrade games, marketing activities, sales and distribution network and customer service. We compete principally with the following groups of competitors:

•	online game developers and operators in China, including Shanda Games, NetEase, Changyou, Giant Interactive, Nineyou, The9, Tencent, Kingsoft and NetDragon; and

•	other competitors, including major Internet portal operators in China, and game developers and operators in the overseas markets where we offer our games.

Some of our existing and potential competitors have significantly greater financial and marketing resources and a larger portfolio of game offerings than we do. For a discussion of risks relating to competition, see “Item 3 Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies.”

Seasonality

Our quarterly operating results may fluctuate due to seasonality and other reasons. Based on our recent experience, our revenues may be relatively low in the first and second quarters of the year. This is mainly a result of the “golden” holidays, such as the Chinese New Year holiday in January or February when many of our game players may go back to home town and have less access to the Internet, and national college admission exams in the second quarter when our game players spent less time playing online game. Other factors that may cause our operating results to fluctuate include the recent global financial crisis, a deterioration of economic conditions in China and potential changes to the regulation of the online game industry in China, which are discussed elsewhere in this annual report.

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

We have registered our domain names www.pwrd.com, www.wanmei.com and www.perfectworld.com, and have registered a series of domain names in connection with each of games, including without limitation, www.world2.com.cn, www.wulin2.com, www.w2i.com.cn, www.zhuxian.com, www.chibi.com, www.rwpd.com, www.kdxy.com, www.sgcq.com.cn, www.mhzx.com.cn with China Internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of all of our existing online games with the Trademark Office of the State Administration for Industry and Commerce in China. As of the date of this annual report, the trademark has been registered in classes 9, 16 and 35 in China, the trademark has been registered in classes 9 and 16 in China and the trademark has been registered in class 41 in China. We have registered all of our existing online games and our Angelica 3D game engine and our Cube 2.5D game engine with the National Copyright Administration for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company’s intellectual property to the same extent as the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date.

PW Network has obtained an exclusive license to use the name, background music, storyline, characters and scenes of the TV drama series “ “ for the production and commercial operation of its Legend of Martial Arts game. We have fully paid the license fees with respect to our existing Legend of Martial Arts game under the license agreement. We launched our game Legend of Martial Arts developed based on the TV series in September 2006.

PW Network also obtained a worldwide exclusive license to use the name, storyline and characters of the Internet novel “Zhu Xian” for the development and commercial operation of an online game and its updates, including the right to translate the game to any foreign language. Under the license agreement, PW Network is permitted to develop only one game based on the novel. We have fully paid the license fees under the license agreement. We launched our game Zhu Xian, which was developed based on the Internet novel, in late May 2007. In October 2008, we signed a separate agreement to obtain a worldwide exclusive license to use the name, storyline and characters of the Internet novel “Zhu Xian” for the development and commercial operation of another online game and its updates. We have fully paid the license fees under the license agreement. We launched our game Fantasy Zhu Xian, which was developed based on the Internet novel, in October 2009.

We have also licensed from third parties certain other intellectual property, based on which we are entitled to develop online games.

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

•

the Notice of Implementing the State Council’s “Regulation ‘Sanding’” and Relevant Interpretation Issued by State Commission Office for Public Sector Reform (“SCOPSR”) and Further Strengthen the Administration and Approval of the Pre-approval and Import of Online Games (2009);

•	the Foreign Investment Industrial Guidance Catalogue (2007);

•	the Administrative Measures on Electronic Publications (2008);

•	the Administrative Measures on Software Products (2009);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the MIIT on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006);

•	the Circular on Implementing Online Game Anti-fatigue System to Protect the Health of the Minors (2007);

•	the Administrative Measures on Internet Video/Audio Program Services (2007);

•	the Tentative Catalogue of Internet Video/Audio Program Services (2009); and

•	the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games (2007).

As both the online game industry and the online reading industry are at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game and online reading industries. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game and online reading industries in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Restrictions on Foreign Investment

Under the above regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a Chinese entity that provides value-added telecommunications services, including online game, online reading and other Internet content provision. In addition, foreign and foreign invested enterprises are currently not able to apply for certain required licenses for operating online games or online reading in China.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license in order to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In addition, pursuant to certain PRC regulations promulgated in September 2009, foreign investors are prohibited from directly providing online game services in China or indirectly doing so through establishing joint ventures, contracting with other entities, providing technical supports, or providing account management or payment service.

We conduct our online game and related Internet content provision businesses in China through contractual arrangements with PW Network, one of our variable interest entities. PW Network is ultimately owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Tongyan Wang, a Chinese citizen, Mr. Di He, our chief technology officer, and several other beneficial owners of our ordinary shares. In addition, we conduct our online reading business in China through contractual arrangements with PW Literature, another of our variable interest entities. PW Literature is owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, and Mr. Qi Zhu, our senior vice president in charge of operations. In the opinion of our PRC legal counsel, King & Wood, each of the agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws.

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

Internet Culture Operation License. Each ICP license holder that engages in the supply of Internet culture products and related services, including provision of online games and online reading services, must obtain an additional Internet culture operation license from the appropriate culture administrative authorities pursuant to the Tentative Measures for Administration of Internet Culture (2003, and as amended in 2004). PW Network obtained an Internet culture operation license for the operation of online games in May 2008. PW Literature obtained an Internet culture operation license for the operation of online reading business in July 2009.

Internet Publishing License. The GAPP and the MIIT jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games or online reading services is deemed an Internet publication activity. Therefore, online game and online reading operators need to obtain an Internet publishing license in order to directly make their online games or online reading services publicly available in China. Historically, we did not hold such a license as issuances of such licenses were temporarily suspended by the GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Hot Dance Party, Battle of the Immortals and Fantasy Zhu Xian are currently published by PW Network. The Internet publication of all of our existing online games has been filed with the GAPP. In order to operate the online reading business, PW Literature has applied to the GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

Online Bulletin Board Service Approval. The MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

In addition to the aforementioned permits and licenses that are required for online game operators, for each online game that an operator operates, additional permits or licenses are required, which include, among others, those set forth below in “—Regulation of Internet Content” and “—Regulation of Information Security.”

In the opinion of our PRC legal counsel, King & Wood, except as described above with respect to the Internet publishing license, no consent, approval or license other than those already obtained by PW Software, PW Network and PW Literature is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games and online reading, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the Ministry of Culture, the MIIT and some other governmental authorities in June 2005, online games shall be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the Ministry of Culture, imported and domestic online games should be filed with the Ministry of Culture before the operation of each game. Our online game Perfect World was filed with the Ministry of Culture in October 2006, and two other online games, Legend of Martial Arts and Perfect World II, were filed in July 2007. Zhu Xian, Chi Bi and Hot Dance Party were filed in July 2007, March 2008 and January 2009, respectively. Pocketpet Journey West and Battle of the Immortals were filed in April 2010. The application for the filing of Fantasy Zhu Xian was submitted in October 2009, but has not been successfully filed yet. We believe that we have satisfied all qualifications required for the filing. However, we cannot assure you that Fantasy Zhu Xian may be successfully filed. Except as described above with respect to the filing of Fantasy Zhu Xian with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

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

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leak of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local public security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Intellectual Property Rights

The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. We have registered all of our existing online games, our Angelica 3D game engine and our Cube 2.5D game engine with the National Copyright Administration. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

Anti-fatigue System and Real Identification Registration System

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

Virtual Currency

On February 15, 2007, the Ministry of Commerce, the People’s Bank of China and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, or the Internet Cafés Notice. Under this notice, the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items.

On June 4, 2009, Ministry of Commerce jointly issued Notice on the Reinforcement of the Administration of Virtual Currency in Online Games, which defines what is virtual currency and requires that entities shall obtain the approval from the Ministry of Commerce before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. Entities are prohibited from using virtual currency to carry out gambling business.

Regulation of Internet Video/Audio Program Services

On December 12, 2007, SARFT and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services. See “Item 4. Information on the Company— Risks Related to Doing Business in China —PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games.”

Tax

PRC Corporate Income Tax

Prior to January 1, 2008, PRC corporate income tax was generally assessed at the rate of 33% of taxable income. Under the PRC rules and policies then effective, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential corporate income tax rate of 15% and was further entitled to a two-year corporate income tax exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable corporate income tax rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential corporate income tax rate of 15% and was further entitled to a three-year corporate income tax exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable corporate income tax rate for the succeeding three years.

Under the previous income tax laws and rules, PW Network was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 would be the first two years during which PW Network would have cumulative taxable income. Accordingly, PW Network was expected to be exempted from corporate income tax in 2007 and 2008 and be entitled to a 50% reduction of its applicable corporate income tax rate from 2009 to 2011. PW Software was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from corporate income tax from 2007 to 2009 and would be entitled to a 50% reduction of its applicable corporate income tax rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted the new corporate income tax law, which took effect on January 1, 2008. The Implementing Rules were adopted on December 6, 2007 and took effect on January 1, 2008. Under the new corporate income tax law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, PW Software, and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as “software enterprises” and/or “high and new technology enterprises.” Under the new corporate income tax law, enterprises that were established and already enjoyed preferential tax rates or tax exemption or reduction before March 16, 2007 will continue to enjoy the preferential tax treatment for a period of five years from January 1, 2008 or until the expiration of the preferential tax exemption or reduction term.

PW Network has been qualified as “high and new technology enterprise” from 2008 to 2010 and maintained its “software enterprise” status in 2008 and 2009. Since PW Network elected to enjoy the preferential tax treatment as a “software enterprise,” PW Network was entitled to the tax exemption in 2008 and will continue to be entitled to a 50% reduction of its applicable corporate income tax rate from 2009 to 2011, provided that it continues to be qualified as a “software enterprise” during such period. The reduced applicable corporate income tax rate of PW Network will be 12.5% from 2009 to 2011.

PW Software has also been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate in 2010. The reduced applicable corporate income tax rate of PW Software will be 12.5%. If PW Software would also be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable corporate income tax rate, with a reduced applicable corporate income tax rate of 12.5% from 2011 to 2012.

Shanghai PW Network has been qualified as a “software enterprise” in 2009 and is entitled to an exemption of the corporate income tax in 2009 and 2010 and a 50% reduction of its applicable corporate income tax rate from 2011 to 2013. The resulting corporate income tax rate will be 12.5% from 2011 to 2013 subject to annual reconfirmation. Shanghai PW Network will lose the preferential tax treatment if it fails to be reconfirmed as a “software enterprise.”

In addition, PW Cultural is entitled to an exemption from corporate income tax in 2009 and 2010.

PRC Value Added Tax and Business Tax

We operate and distribute our online games via PW Network in China. As determined and approved by the relevant tax authority, the sales proceeds that PW Network collects from our online game operations were subject to value added tax, or VAT, which is at a rate of 17% of such proceeds. Pursuant to relevant tax rules, prior to the end of 2010, PW Network would be entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds. PW Network would also be subject to 10% surcharge on VAT payables according to PRC tax laws. Starting from August 2009, the state and local tax authorities approved PW Network to convert from VAT payer to a business tax payer.

Our subsidiaries and consolidated variable interest entities incorporated in China are subject to a 5% business tax on revenues generated from our online game business in the PRC. In addition, our consolidated variable interest entities incorporated in China are also subject to a 0.5% related surcharges on revenues for city construction and education.

Revenues generated from PW Cultural’s film advertising are subject to a 5% business tax and a 3% cultural development fee. According to an applicable governmental policy, revenues generated from PW Cultural’s film distribution and licensing arrangement are exempt from the business tax.

According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax. However, PW Software’s revenues generated by the provision of other consulting services and technology consulting services which are independent of its software development services are subject to the business tax.

PRC Withholding Tax on Undistributed Dividends

Pursuant to the new corporate income tax law and the Implementing Rules, dividends out of profits generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to a tax arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor directly owns at least 25% of the shares of the foreign-invested enterprise. However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by PW Software under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%.

In the fourth quarter of 2008, to fund our share repurchase program, our board of directors determined to cause PW Software to declare and distribute a cash dividend out of PW Software’s earnings generated in 2007 and 2008 to its direct parent, PW Hong Kong. Under the new corporate income tax law and relevant rules, such dividend out of earnings generated before January 1, 2008 is not subject to withholding tax and any dividend out of the earnings generated after January 1, 2008 is subject to a 5% withholding tax. Therefore, withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008 for the dividend out of 2008 earnings, and was paid in 2009. We continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors approved a change of our dividend policy that we will not distribute any profit out of PW Software generated in the third quarter of 2009 and beyond upon the expiration of the share repurchase program and will retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax has been accrued afterwards.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended. Under this regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE is obtained.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who had established or acquired control of offshore companies that had made onshore investments in the PRC before Notice 75’s adoption are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us.

Notice 78. In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or Notice 78, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules to Notice 78, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters under the Stock Option Rule upon the examination by, and approval of, SAFE. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees and their local employer may be subject to fines and legal sanctions. Currently, we have complied with the requirements of the above rules in all material aspects.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Beneficial Interest

Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners.”

Contractual arrangements including a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions— Contractual Arrangements with PW Network and its Equity Owners.”

Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

*	Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, the founder, chairman and chief executive officer of our company and an ultimate owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, a Chinese citizen, and 5.59% owned by Mr. Di He, our chief technology officer.

**	Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su, 35.72% owned by Mr. Furui Chen, and 4.28% owned by Mr. Di He, our chief technology officer. See “Item 6. Directors, Senior Management and Employees—Share Ownership.”

D. Property, Plants and Equipment

Our principal executive offices as well as most of our operating departments are currently located on leased premises comprising approximately 11,500 square meters in an office building in Beijing, China. To expand our operation, we have entered into a lease for another premise in Beijing comprising approximately 7,500 square meters office space. Our Shanghai office lease is for an aggregate area of approximately 4,000 square meters. We have entered into a new lease in Shanghai for approximately 9,300 square meters office space and plan to move into that facility upon the completion of its renovation. Our U.S. office lease is for an aggregate of approximately 3,100 square meters. Our Chengdu office lease is for an aggregate of approximately 1,550 square meters. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers. As of March 31, 2010, 83.8% of the approximately 5,941 servers we used were owned by us.

We purchased office premises with an area of approximately 4,500 square meters in November 2007. We also purchased additional office premises with an area of approximately 2,700 square meters in January 2008. Both premises are located in Beijing, China, and the total purchase price is approximately RMB73.7 million. These premises are currently used for customer service and game operation purposes.

In March 2008, we entered into agreements for the purchase of office buildings with an area of approximately 55,000 square meters in Beijing. The aggregate purchase consideration is approximately RMB700.0 million, and we have paid RMB672.0 million as of March 31, 2010, with the remaining consideration expected to be paid in 2010. The purchased office buildings will be used as our principal executive offices to meet the demand arising from our recent business expansion and headcount increase. The renovation of the new office building is expected to be completed in the second half of 2010.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2009, according to a report published by IDC. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater to changing customer preferences and market trends.

We currently operate our six self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi and Pocketpet Journey West, one 2.5D MMORPG, Battle of Immortals, one 2D MMORPG, Fantasy Zhu Xian, and one online casual game, Hot Dance Party. In the first quarter of 2010, these games recorded approximately 993,000 average concurrent users in China.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other games, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. From early April 2008 to early September 2008, we offered Hot Dance Party to users free of charge for all in-game items in order to attract users to play the game. In 2007, 2008 and 2009, 93.7%, 97.2% and 98.5% of our online game operation revenues were generated through this item-based revenue model, respectively. We distribute our physical and virtual prepaid game cards to players in China through a variety of channels, consisting primarily of a network of 35 third-party distributors of our physical cards and two national distributors of our virtual cards. We also sell online points through our proprietary E-sales system and our own website. Although a substantial portion of our revenues are generated in China, we have licensed Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals and Fantasy Zhu Xian to leading game operators overseas, and we plan to license these games and our new games to more countries and regions. We have grown substantially since our inception, and generated revenues of RMB689.1 million, RMB1.4 billion and RMB2.1 billion (US$314.2 million) in 2007, 2008 and 2009, respectively. We achieved net income of RMB361.9 million, RMB646.5 million and RMB1.0 billion (US$152.0 million) in the years ended December 31, 2007, 2008 and 2009, respectively.

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

Our operating results are more directly affected by company-specific factors, including the number of online games available in the market, the popularity of our games and in-game items compared with those of our competitors, the pricing of our games and in-game items, the speed at which we develop and launch new online games and related in-game items, the amount of our overseas licensing revenues, and our cost of developing, operating and marketing online games. Our future growth will depend significantly upon our ability to continually and successfully develop, market and operate additional online games that are attractive to players, to increase monetization of our existing and future games and to expand internationally by licensing our games to various countries and regions and by operating our own games through our overseas subsidiaries.

Revenues

For the years ended December 31, 2007, 2008 and 2009, we generated revenues of RMB689.1 million, RMB1.4 billion and RMB2.1 billion (US$314.2 million), respectively. We expect that our future revenue growth will be primarily driven by our launch of additional games, increasing monetization of our existing games, and expansion of our overseas business. Our online game operation revenues are net of sales discounts and rebates to our distributors, which averaged approximately 14.7% and 12.0%, respectively, of the face value of our prepaid game cards sold to our distributors before and after April 2008. In 2009, we expanded into film and television business and released the movie Sophie’s Revenge. The following table sets forth the revenues generated from our online game operations and overseas licensing, and from other sources, primarily movie production, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31, 2007		For the Year Ended December 31, 2008		For the Year Ended December 31, 2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation	615,741	89.4	1,250,960	87.0	1,879,933	275,412	87.7
Overseas licensing	73,383	10.6	186,218	13.0	214,626	31,443	10.0
Film, television and other revenues	—	—	—	—	49,804	7,296	2.3

Total revenues	689,124	100.0	1,437,178	100.0	2,144,363	314,151	100.0

Online Game Operation Revenues

In 2007, 2008 and 2009, the majority of our revenues were generated from our online game operations. We launched our first game, Perfect World, in China in January 2006, using the time based revenue model. In 2007, 2008 and 2009, 6.3%, or RMB38.8 million, 2.8%, or RMB35.0 million, and 1.5%, or RMB27.3 million (US$4.0 million), of our online game operation revenues were derived from this game, respectively. With respect to games operated under the time-based revenue model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based revenue model will continue to decrease as a percentage of our online game operation revenues as we began to use the item-based revenue model in September 2006 and plan to continue to use this model for our new games in the future.

We launched our additional eight games, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals and Fantasy Zhu Xian in China in September 2006, November 2006, May 2007, January 2008, March 2008, October 2008, April 2009 and October 2009, respectively, using the item-based revenue model. In September 2008, March 2009, June 2009 and May 2010, we

launched localized versions of Perfect World II, Pocketpet Journey West, Zhu Xian and Battle of the Immortals, respectively, in North America through PW USA using the item-based revenue model. In 2007, 2008 and 2009, 93.7%, or RMB576.9 million, 97.2%, or RMB1.2 billion, and 98.5%, or RMB1.9 billion (US$271.4 million), respectively, of our online game operation revenues were derived from our games using the item-based revenue model. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the average spending of each player. We expect that revenues derived from our games operated under the item-based revenue model will continue to increase as a percentage of our total revenues in the foreseeable future.

We believe that our proprietary game engines, powerful game development platforms and creative game design will facilitate our successful development of games that cater to changing customer preferences and market trends. Furthermore, our creative utilization of extensive knowledge and experience in the online game market and strong and consistent operations will help increase the monetization of our existing and future games. We currently have a number of new games under development. We intend to continue to develop new games to expand our game portfolio and replace our existing games as they reach the end of their useful economic lives. We expect that the percentage of our online game operation revenues derived from particular games to change from period to period over the life span of each individual game.

Overseas Licensing Revenues

In 2007, 2008 and 2009, we recorded revenues of RMB73.4 million, RMB186.2 million and RMB214.6 million (US$31.4 million), respectively, for the initial fees and usage-based royalties we earned from overseas licensees of our online games. Overseas licensing revenues represented 10.6%, 13.0% and 10.0% of our total revenues in 2007, 2008 and 2009, respectively. As of the date of this annual report, we have licensed Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals and Fantasy Zhu Xian to leading game operators overseas. All of these licensed games are operated under the item-based revenue model by the respective operators.

Under our license agreements with overseas licensees, we are generally entitled to receive from the licensees an initial fee and ongoing usage-based royalties. The usage-based royalties are generally determined based on the amount of money charged to players’ accounts or service fees payable by players in a given country or region. We plan to further expand the geographical reach of our games by licensing our existing games and new games we develop in the future to leading online game operators in additional countries and regions, including Asia, South America and The Russian Federation and other Russian speaking territories.

Film, television and other revenues

In 2009, we recorded film, television and other revenues in the amount of RMB49.8 million (US$7.3 million), which represented 2.3% of our total revenues. Most of film, television and others revenues recognized in 2009 were related to the film Sophie’s Revenge that was released in August 2009.

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

We offer a discount to the face value of our game cards to most of our third-party distributors. We also offer a volume rebate equal to 3% of the face value of our game cards to our major distributors in China if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. Therefore, we estimate that the average total discount rate we have offered to all of our distributors was approximately 14.7% and 12.0%, respectively, of the face value of our game cards before and after April 2008.

Overseas licensing. Under our license agreements with overseas licensees, we are generally entitled to receive, from the licensees, an initial fee and ongoing usage-based royalties. The ongoing usage-based royalties are generally determined based on the amount of money charged to players’ accounts or service fees payable by players in a given country or region. We generally receive ongoing usage-based royalties on a monthly basis. We generally receive our initial fees in installments, usually within several days after the signing of the license agreements or the commencement of the closed beta testing, the open beta testing and/or the commercial launch of our games, respectively. In some cases, in consideration of the initial fees, we are required to provide a combination of licenses to use the software, training and post contract services, such as provision of when-and-if-available or periodic upgrades to the games, during the license period. In other cases, we are required to provide free post contract services in the first year of the licensing period to the licensees who have the option to acquire the post contract services at certain percentage of the initial fees after the first year of the licensing period.

Revenue Recognition

Online game operations. To use the online points on a prepaid game card, a player must “activate” the card by using an access code and password to transfer the online points on the card to such player’s personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to distributors and sales of prepaid game cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2007, 2008 and 2009, our advances from customers amounted to RMB49.7 million, RMB78.4 million and RMB88.9 million (US$13.0 million), respectively, and our deferred revenues related to online game operations amounted to RMB127.1 million, RMB233.2 million and RMB290.6 million (US$42.6 million), respectively.

The timing of recognizing deferred revenues as revenues depends on whether the game is using the time-based revenue model or the item-based revenue model. For our game that uses the time-based revenue model, we recognize revenues when the activated prepaid game cards or the charged online points representing the playing time are actually used by the players to play our games. For our games that use the item-based revenue model, we recognize revenues over the expected lives of the purchased in-game items or as these items are consumed.

Overseas licensing. We enter into licensing arrangements with overseas licensees to operate our games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

In certain licensing arrangements, we provide post-sale customer services, or PCS, for the first year, which include free upgrades, maintenance support and training. The licensee has the option to purchase PCS in subsequent years at a specified renewal rate. In these arrangements, we allocate the initial fee into two parts. The first part represents the license of the game and is recognized as revenue upon commercial launch. The second part represents PCS and is recognized ratably over the one-year PCS period.

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

For more details of our revenue recognition policies for our revenues from online game operations, overseas licensing and other sources, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition.”

Cost of Revenues

Online game related cost

Our online game related cost consists primarily of server and bandwidth leasing fees, salary and benefits expenses related to the operation of our online games, depreciation and amortization expenses, VAT and business tax and other direct costs of providing online game services. Other direct costs of providing online game services primarily comprise rental cost for the premises used in relation to the operation of our online games and manufacturing costs of physical game cards. We expect that our online game related cost will increase as our revenues increase.

Server and bandwidth leasing fees were equal to 10.1%, 4.3% and 3.0% of our revenues in 2007, 2008 and 2009, respectively. We rent communication bandwidth to connect our game operating networks to the Internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. Beginning in July 2007, we began purchasing our own servers. As of December 31, 2009, approximately 83.8% of the servers we used were owned by ourselves. We expect our payments for bandwidth leasing fees will increase in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. Moreover, to ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

Salary and benefits expenses were equal to 1.9%, 2.1% and 2.9% of our revenues in 2007, 2008 and 2009, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

The amount of net VAT and business tax included in our online game related cost for the years ended December 31, 2007, 2008 and 2009 was RMB15.8 million, RMB31.9 million and RMB70.6 million (US$10.3 million), respectively, equal to 2.3%, 2.2% and 3.3% of our revenues in 2007, 2008 and 2009, respectively. It was determined and approved by the tax authority that our online game revenues were subject to 17% VAT and that we were entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we were only subject to 3% VAT. The VAT refund was recorded as a reduction of cost of revenues. Starting from August 2009, the state and local tax authorities approved us to convert from a VAT payer to a business tax payer.

The amount of depreciation and amortization expenses included in our online game related cost for the years ended December 31, 2007, 2008 and 2009 was RMB3.7 million, RMB12.9 million and RMB24.9 million (US$3.7 million), respectively, equal to 0.5%, 0.9% and 1.2% of our revenues in 2007, 2008 and 2009, respectively. Depreciation and amortization expenses comprise primarily of depreciation and amortization expenses of servers, computer equipment and copyrights that are directly related to our business operation. We expect our depreciation and amortization expense to increase as we purchase additional servers, computer equipment and office premises to meet the needs of our business expansion.

Film, television and other cost

Our film, television and other cost primarily related to production and participation cost associated with the movie Sophie’s Revenge released in August 2009. For the year ended December 31, 2009, film, television and other cost was RMB28.7 million (US$4.2 million), accounting for 1.3% of our revenues in 2009.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses, each of which include share-based compensation. We expect that our operating expenses will increase in the future as we further expand our game portfolio, enhance our research and development and sales and marketing activities and as we move into our new office premises which we purchased in 2008.

Research and Development Expenses

Research and development expenses were equal to 7.9%, 15.9% and 12.6% of our revenues in 2007, 2008 and 2009, respectively. Of our research and development expenses in 2008, RMB78.4 million, or 5.5% of our revenues in 2008, was related to a non-recurring charge resulting from transaction with InterServ in October 2008 which was related to two online games under development, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha. Based upon certain recognized valuation principles, the two games under development were valued at approximately RMB78.4 million and were expensed as in-process research and development under U.S. GAAP.

Other than the above in-process research and development charge, our research and development expenses consist primarily of salary and benefits expenses of personnel engaged in the research and development of our game engines, game development platforms and online games, share-based compensation expenses, and rental cost for the premises used in our development of online game products. We expect that our research and development expenses will increase in the near future as we plan to increase research and development expenditures to develop more MMORPGs and other online games, and upgrade our proprietary game engines and game development platforms.

Sales and Marketing Expenses

Sales and marketing expenses were equal to 18.9%, 17.7% and 15.7% of our revenues in 2007, 2008 and 2009, respectively. Of our sales and marketing expenses in 2009, RMB17.5 million (US$2.6 million) was associated with a change in the estimated useful lives of certain intangible assets acquired from InterServ due to the inter-group resource re-allocation to support new game development.

Other than the above item, our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits of our sales and marketing personnel. Our advertisement and promotion expenses include advertising payments to various online game sites and game magazines and other advertising service providers as well as expenses for sponsoring media events. We plan to intensify our marketing and promotional efforts and thus increase our sales and marketing expenses when we launch new games in the future.

General and Administrative Expenses

General and administrative expenses were equal to 5.2%, 7.1% and 7.2% of our revenues in 2007, 2008 and 2009, respectively. Our general and administrative expenses consist primarily of salary and benefits and share-based compensation expenses for general management, finance and administrative personnel and professional service fees for services rendered in connection with our acquisition, audit and tax consultation. We expect that our general and administrative expenses will increase due to, among other things, our overall operational expansion and the additional expenses for compliance with legal, accounting and other requirements associated with being a public company.

Share-based Compensation Expenses

We have adopted a share incentive plan, to motivate, attract and retain employees, directors and consultants, and promote the success of our business. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” As of December 31, 2009, there were outstanding options to purchase a total of 25,203,150 Class B ordinary shares. In addition to options, we also used restricted shares as another type of share-based awards to officers and employees in 2008. We granted 3,378,325 restricted shares to our officers and employees during the year ended December 31, 2008. Subsequently, we replaced these restricted shares, which were repurchased, with share option awards in December 2008. The amounts of these share-based compensation charges are set forth below:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Restricted shares awarded to officers, directors and employees	724	20,665	645	94
Options granted to officers, directors, employees and consultants	7,620	29,235	77,244	11,316

As of December 31, 2009, the unamortized compensation expenses in connection with our outstanding options were RMB156.0 million (US$22.9 million), and the unamortized compensation expenses in connection with restricted shares awarded to an employee were RMB0.5 million (US$0.07 million). These amounts do not include share-based compensation expenses with respect to our options granted after December 31, 2009.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain in the Cayman Islands. In addition, payments of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gain in the British Virgin Islands. In addition, dividend payments by our subsidiaries in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

United States

PW USA is subject to a 34% corporate income tax rate in the United States.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, PW Hong Kong and Perfect Sky Online Co., Limited, or PW Sky, are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. In addition, payments of dividends by PW Hong Kong to us are not subject to any Hong Kong withholding tax. PW Hong Kong has had no significant operations in Hong Kong since its inception.

Malaysia, Taiwan and Netherlands

Our subsidiaries established in Malaysia, Taiwan and Netherlands do not have significant operations since their inception during the year ended December 31, 2009.

PRC

PRC Corporate Income Tax

Our PRC subsidiaries and consolidated variable interest entities are subject to PRC corporate income tax. Prior to January 1, 2008, PRC corporate income tax was generally assessed at the rate of 33% of taxable income. Under the PRC rules and policies then effective, an enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential corporate income tax rate of 15% and was further entitled to a two-year corporate income tax exemption for the first two years during which it has cumulative taxable income, and a 50% reduction of its applicable corporate income tax rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential corporate income tax rate of 15% and was further entitled to a three-year corporate income tax exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable corporate income tax rate for the succeeding three years.

Under the previous income tax laws and rules, PW Network was then qualified both as a “software enterprise” and a “high and new technology enterprise” in China and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income during the period from March 10, 2004 (date of inception) to December 2004 and for the years ended December 31, 2005 and 2006. Therefore, 2007 and 2008 would be the first two years during which PW Network would have cumulative taxable income. Accordingly, PW Network was expected to be exempted from corporate income tax in 2007 and 2008 and be entitled to a 50% reduction of its applicable corporate income tax rate from 2009 to 2011. PW Software was then qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone and enjoyed preferential tax treatments as a result of this status. PW Software was incorporated in the second half of 2006, and elected to be exempted from corporate income tax from 2007 to 2009 and would be entitled to a 50% reduction of its applicable corporate income tax rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted the new corporate income tax law, which took effect on January 1, 2008. The Implementing Rules were adopted on December 6, 2007 and took effect on January 1, 2008. Under the new corporate income tax law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as “software enterprises” and/or “high and new technology enterprises.” Under the new corporate income tax law, enterprises that were established and already enjoyed preferential tax rates or tax exemption or reduction before March 16, 2007 will continue to enjoy the preferential tax treatment for a period of five years from January 1, 2008 or until the expiration of the preferential tax exemption or reduction term.

PW Network has been qualified as “high and new technology enterprise” from 2008 to 2010 and maintained its “software enterprise” status in 2008 and 2009. Since PW Network elected to enjoy the preferential tax treatment as a “software enterprise,” PW Network was entitled to the tax exemption in 2008 and a 50% reduction of its applicable corporate income tax rate in 2009 and will continue to be entitled to such reduction till 2011, provided that it continues to be qualified as a “software enterprise” during such period. The reduced applicable corporate income tax rate of PW Network is 12.5% from 2009 to 2011. PW Software has also been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate in 2010. The reduced applicable corporate income tax rate of PW Software will be 12.5%. If PW Software would also be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable corporate income tax rate from 2011 to 2012. The reduced applicable corporate income tax rate is expected to be 12.5%.

Shanghai PW Network has been qualified as a “software enterprise” in 2009 and is entitled to an exemption of the corporate income tax in 2009 and 2010 and a 50% reduction of its applicable corporate income tax rate from 2011 to 2013. The resulting corporate income tax rate will be 12.5% from 2011 to 2013 subject to annual reconfirmation. Shanghai PW Network will lose the preferential tax treatment if it fails to be reconfirmed as a “software enterprise.”

According to applicable rules issued by State Administration of Taxation, PW Cultural is entitled to an exemption from corporate income tax in 2009 and 2010.

Except for PW Network, PW Software, Shanghai PW Network and PW Cultural, our other China-based subsidiaries and variable interest entities are subject to a 25% corporate income tax rate.

Furthermore, under the new corporate income tax law, a “PRC resident enterprise,” which includes an enterprise established outside of China with its “de facto management body” located in China, is subject to PRC corporate income tax. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, our global income, including overseas licensing fees directly payable to Perfect World, will be subject to PRC corporate income tax at a rate of 25%.

PRC VAT and Business Tax

PW Network was subject to a 17% VAT for the revenues generated from online game business in the PRC before August 2009. Companies that meet certain criteria set by relevant authorities, develop their own software products or online games and register these software products or online games with the relevant authorities in the PRC are entitled to a 14% VAT refund. PW Network met these criteria and therefore was entitled to the 14% refund. As PW Network included VAT both in its online game revenues and related cost of revenues, the net VAT amount included in cost of revenues amounted to only 3% of the related revenues. PW Network was also subject to a 10% surcharge of VAT payables according to PRC tax law. Starting from August 2009, the state and local tax authorities approved PW Network to convert from a VAT payer to a business tax payer.

Our subsidiaries and consolidated variable interest entities incorporated in China are subject to a 5% business tax on revenues generated from our online game business in the PRC. In addition, our consolidated variable interest entities incorporated in China are also subject to a 0.5% related surcharges on revenues for city construction and education. Business tax and the related surcharges are recognized when the revenue is earned.

Revenues generated from PW Cultural’s film advertising are subject to a 5% business tax and a 3% cultural development fee. According to an applicable governmental policy, revenues generated from PW Cultural’s film distribution and licensing arrangement are exempt from the business tax.

According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax. However, PW Software’s revenues generated by the provision of other consulting services and technology consulting services which are independent of its software development services are subject to the business tax.

Withholding Taxes

PW Network and PW Software are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. The withholding taxes are not deductible under the new corporate income tax law. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. RMB11.6 million, RMB27.3 million and RMB34.6 million (US$5.1 million) were recognized as income tax expense related to withholding taxes for the years ended December 31, 2007, 2008 and 2009, respectively.

Pursuant to the new corporate income tax and the Implementing Rules which took effect on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In the fourth quarter of 2008, to fund our share repurchase program, PW Software decided to declare dividend out of the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, 5% withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008, and we continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors approved a change of our dividend policy that we will not distribute any profit out of PW Software generated in the third quarter of 2009 and beyond upon the expiration of the share repurchase program and will retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax has been accrued afterwards.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the Consumer Price Index, or CPI in China increased by 4.8%, 5.9% in 2007 and 2008 respectively and decreased by 0.7% in 2009.

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

Revenue Recognition

Online game operation revenues. Most of our revenues are earned through providing online game services to players. We have been providing online game services to our players pursuant to a time-based revenue model and an item-based revenue model. For online games using the time-based revenue model, we charge players based on the time they spend playing our games. Under the item-based revenue model, the basic game play functions are free of charge, and we charge users for purchases of in-game items.

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid game cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. We provide sales incentives in the form of rebates to the distributors that meet or exceed the sales target, which is ultimately recognized as a reduction of revenues. Accrued rebates are settled in the form of additional free prepaid game cards.

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

Revenues in relation to consumable items are recognized when they have been consumed or expired (i.e., the actual lives of the in-game items), as our obligations in connection with such items have been fully rendered to our players as of that time. Revenues in relation to permanent ownership items are recognized over their estimated lives. We will provide continuous online game services in connection with these permanent ownership items until they are no longer used by our players (i.e., the estimated lives of the in-game items). We have considered the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these in-game items, which, in some cases, may be as long as the estimated life of the related game. We have also considered that the estimated lives of in-game items may be affected by various factors including the acceptance and popularity of expansion packs, promotional events launched and market conditions. However, given the relatively short operation history of our online games, our estimate of the period that players typically play our games may not accurately depict such period and hence the lives of the in-game items. We have adopted the policy of assessing the estimated lives of in-game items periodically. All paying users’ data since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of those paying users during the period between their first log-on date and last log-on date are applied to estimate the lives of in-game items. While we believe our estimates to be reasonable in view of actual player information available, we may revise such estimates in the future as our games’ operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate. If the estimated lives of the in-game items increase by 10% or 15%, our online game operation revenues for the year ended December 31, 2009 would have decreased by approximately 0.5% or 0.7%, respectively.

According to our published expiration policy, prepaid game cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2007, 2008 and 2009, the amount of expired prepaid game cards was not material.

In the case of prepaid online points obtained by players through prepaid game cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that we would provide further online game service with respect to such online points is remote. We recognized revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. We believe we have sufficient operating history to reliably estimate the inactive players’ churn rate. For the years ended December 31, 2007, 2008 and 2009, we recognized Nil, RMB20.4 million and RMB41.0 million (US$6.0 million), respectively, as revenue from the unused game points and items in the accounts inactive for greater than 360 consecutive days.

It was determined and approved by the PRC tax authority that our online game revenues were subject to 17% VAT and that prior to the end of 2010, we were entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we were only subject to 3% VAT. Starting from August 2009, we converted from a VAT payer to a business tax payer. We have adopted the gross presentation for VAT and business tax, therefore VAT and business tax are included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT and business tax included in our cost of revenues for the years ended December 31, 2007, 2008 and 2009 were RMB15.8 million, RMB31.9 million and RMB70.6 million (US$10.3 million), respectively.

Alternatively, we could adopt the net presentation allowed under U.S. GAAP and present our revenue net of the 17% VAT while recording the 14% VAT refund as other operating income. However, we believe that the gross presentation better reflects our results of operations, as we consider our VAT obligation and VAT refund entitlement as one integrated preferential VAT policy and we are only obligated to pay net 3% VAT under this preferential VAT policy. We also apply the same gross presentation to business tax.

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

Film, television and other revenues. We recognize revenue from the distribution of film when the film is exhibited in theaters, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated. Revenues from film licensing arrangements are recognized when the materials are available for distribution by the licensees and when other conditions are met. Revenues from film related advertising are recognized when services associated with film distribution are provided.

Consolidation of Variable Interest Entities

PRC laws and regulations currently prohibit or restrict foreign invested companies from providing Internet content services, which include operating online games and providing online reading and related services. In order to comply with these foreign ownership restrictions, we operate our online game and online reading businesses in China through PW Network and PW Literature. We have entered into a series of contractual arrangements with PW Network and its equity owners, and PW Literature and its equity owners, respectively. As a result of these contractual arrangements, we have the ability to effectively control PW Network and PW Literature, and we are considered the primary beneficiary of PW Network and PW Literature, and accordingly PW Network and PW Literature are variable interest entities of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control PW Network and PW Literature through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control PW Network and PW Literature might preclude us from consolidating PW Network and PW Literature in the future.

Software Development Costs

We account for software development costs as described in note 2(20) in our consolidated financial statements as all of our self-developed online games are marketed and licensed to game players and overseas licensees, respectively. Costs incurred in the development of online games prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once a game has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility requires significant judgment and is evaluated on a product-by-product basis, but typically includes both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the market. After the online game is released, the capitalized product development costs are amortized as a component of cost of services over the estimated life of the game.

With respect to our existing online games, due to the fact that the period between the date of technological feasibility and the game release date is very short and the development costs incurred during this period have historically been insignificant, all online game development costs to date have been expensed when incurred.

Long-Lived Assets—Property, Equipment and Intangible Assets

Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and between four and six years for all other property and equipment. Amortization of intangible assets is computed using a straight-line method over the estimated useful lives of the assets, which are generally one to five years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Intangible assets arising from the assets acquisition and business combination are recognized and measured at fair value upon acquisition. Intangible assets from such transactions are amortized using the straight-line method over one to five years.

We assess impairment for long-lived assets whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of the long-lived assets is assessed by comparing the carrying amount to the estimated undiscounted future cash flows associated with the related assets. For the years ended December 31, 2007, 2008 and 2009, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

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

Share-Based Compensation Expenses

Share incentive plan

In September 2006, we adopted a share incentive plan, which was subsequently supplemented and amended. Prior to the amendment to the plan in February 2009, 32,145,000 Class B ordinary shares have been reserved for future issuance under the share incentive plan. On February 28, 2009, our shareholders approved an amendment to the share incentive plan that effectively increased the number of Class B ordinary shares authorized for issuance under the share incentive plan by 10,000,000. The 10,000,000 additional Class B ordinary shares were registered for issuance pursuant to a registration statement on Form S-8 filed on August 10, 2009 (File No. 333-161193). On November 14, 2009, our shareholders approved a further amendment to the share incentive plan that increased the number of Class B ordinary shares authorized for issuance under the share incentive plan to 44,645,000. In addition, the option expiry date was changed to the earlier of (i) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement, (ii) three months after the termination of service with us other than for disability or death, or (iii) one year after the termination of service with us due to disability or death. The amendment applies to share options granted after November 14, 2009.

Share Options

During 2009, we granted options to purchase an aggregate of 10,207,460 Class B ordinary shares to some of our senior executives and employees. In addition to service-based share options, we granted performance-based share options to our officers and employees.

We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. As we were historically a private company, the sources utilized to determine the fair value of the underlying shares at the date of measurement are subjective in nature. Prior to the completion of our initial public offering, we engaged an independent appraiser to assess the fair value of our ordinary shares and stock options on the grant dates. For our March 2007, April 2007 option grants, the estimated fair value of our ordinary shares was based on, among other factors, our financial condition as of the date of grant and our operating history. Furthermore, we are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

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

A change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period the modification occurs and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Earnings Per Share

Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights.

Income Taxes

We account for income taxes as described in note 2(22) and note 19 in our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets if and when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. When there is no clarity in the change of the new corporate income tax, we would accrue based on tax law requirements and then subsequently evaluate whether there is any new information that would change the accrual. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could make our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

When we sell our online game operation licenses to certain overseas licensees through PW Network and PW Software, approximately 10% to 20% of the overseas licensing revenues are withheld and paid by the overseas licensees to the local tax authorities as the income tax on our behalf. Based on our current operation transactions, the withholding taxes are not deductible under the new corporate income tax, and the paid foreign income taxes cannot be used to set off our PRC corporate income tax in the future. Accordingly, we recognized the foreign income tax of approximately RMB11.6 million, RMB27.3 million and RMB34.6 million (US$5.1 million) in our consolidated financial statements as income tax expense in 2007, 2008 and 2009, respectively. If, however, events were to occur in the future which are not currently contemplated or there is any change in the relevant PRC tax laws and regulations or the PRC tax authority’s judgment, as a result of which we may be allowed to set off these foreign income tax payments against our future income tax, an adjustment would result by way of a reversal of the income tax expense in the period in which such determination was made.

Furthermore, under the new corporate income tax which has taken into effect from January 1, 2008, dividends payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. PW Hong Kong, which holds 100% equity interest of PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In accordance with U.S. GAAP, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. In the fourth quarter of 2008, to fund our share repurchase program, PW Software decided to declare dividend out of the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, 5% withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008, and was paid in 2009. We continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors approved a change of our dividend policy that we will not distribute any profit out of PW Software generated in the third quarter of 2009 and beyond upon the expiration of the share repurchase program and will retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax has been accrued afterwards.

Foreign Currency Translation

Our reporting currency is RMB. Our holding company’s functional currency was RMB before January 1, 2007 and changed to U.S. dollar starting from January 1, 2007, when it started to enter into transactions that were denominated in U.S. dollars and received cash in U.S. dollars in these transactions. The functional currency of our subsidiaries and variable interest entities in the mainland China and Hong Kong is RMB. The functional currency of our subsidiaries in U.S., Malaysia, British Virgin Islands and Cayman Islands is U.S. dollar. And the functional currencies of our subsidiaries in Taiwan and Europe are New Taiwan dollar and Euro, respectively. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales and marketing expenses, financing and inter-company transactions and arrangements.

We are incorporated in the Cayman Islands. Prior to 2007, our holding company did not participate in any operating activities. Hence, RMB was considered as the functional currency of our holding company as it held substantial investment in China. In 2007, our holding company started to enter into transactions that were denominated in U.S. dollars and received cash in U.S. dollars in these transactions. As such, we have evaluated which currency, the RMB or the U.S. dollar, was best suited to be used as the functional currency of our holding company. On the basis of this evaluation, management determined that the functional currency of our holding company should be changed from RMB to U.S. dollar. The change was adopted retroactively beginning January 1, 2007. No restatement of comparative amounts was made for the change in functional currency. For the year ended December 31, 2009, we have recorded RMB0.1 million of foreign exchange translation gain in other comprehensive income. If this change had not been made, we would have recorded an additional RMB0.1 million in foreign exchange transaction gain in the income statement for the year ended December 31, 2009. Exchange gains and losses resulting from transactions recorded by our holding company denominated in a currency other than U.S. dollar are included in the consolidated statements of operations. The financial statements of our holding company and its overseas subsidiaries are translated from their functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. The resulting translation adjustments are recorded in “Accumulated Other Comprehensive Income or Loss” in the consolidated statements of shareholders’ equity.

All of our domestic subsidiaries and variable interest entities’ operations are carried out in China and most of their revenues and expenses are collected and expensed in RMB. Therefore, their functional currency is RMB. Transactions recorded by these entities denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations.

If our operational strategies change in the future, there may be changes in our functional currency.

Equity investment

Our equity investments are comprised of investments in privately held companies. We account for an equity investment over which we have significantly influence but do not own a majority equity interest or otherwise control using the equity method. We account for our investment in Chengdu Seasky and Ye Net under the equity method of accounting. For equity investment over which we do not have significant influence, the cost method accounting is used. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information including recent financing rounds. No impairment losses were recorded for the years ended December 31, 2007, 2008 and 2009.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment at reporting unit level on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations.

Recent Accounting Pronouncements

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective at the start of our first fiscal year beginning on January 1, 2010. The adoption of this standard will have no material impact on our consolidated financial statements.

In October 2009, the FASB approved the issuance of new guidance for revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We have not adopted the new guidance and are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In December 2009, the FASB codified Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs, guidance which was issued by the FASB in June 2009. The amendments in this accounting standards update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The adoption of this standard will have no material impact on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
Consolidated Statement of Operations Data:
Revenues:
Online game operation revenues	615,741	89.4	1,250,960	87.0	1,879,933	275,412	87.7
Overseas licensing revenues	73,383	10.6	186,218	13.0	214,626	31,443	10.0
Film, television and other revenues	—	—	—	—	49,804	7,296	2.3
Total revenues	689,124	100.0	1,437,178	100.0	2,144,363	314,151	100.0
Cost of revenues
Online game related cost	(118,983)	(17.3)	(175,264)	(12.2)	(271,043)	(39,708)	(12.6)
Film, television and other cost	—	—	—	—	(28,718)	(4,207)	(1.3)
Total cost of revenues	(118,983)	(17.3)	(175,264)	(12.2)	(299,761)	(43,915)	(14.0)
Gross profit	570,141	82.7	1,261,914	87.8	1,844,602	270,236	86.0
Research and development expenses	(54,167)	(7.9)	(227,837)	(15.9)	(270,355)	(39,607)	(12.6)
Sales and marketing expenses	(129,941)	(18.9)	(254,484)	(17.7)	(336,316)	(49,271)	(15.7)
General and administrative expenses	(35,784)	(5.2)	(102,492)	(7.1)	(153,685)	(22,515)	(7.2)
Operating expenses(1)	(219,892)	(31.9)	(584,813)	(40.7)	(760,356)	(111,393)	(35.5)
Operating income	350,249	50.8	677,101	47.1	1,084,246	158,843	50.6
Total other income, net	23,287	3.4	22,659	1.6	21,738	3,185	1.0
Income before tax	373,536	54.2	699,760	48.7	1,105,984	162,028	51.6
Income tax expense	(11,587)	(1.7)	(53,304)	(3.7)	(68,283)	(10,004)	(3.2)
Net income	361,949	52.5	646,456	45.0	1,037,701	152,024	48.4
Less: Net income attributable to non-controlling interests	—	—	—	—	500	73	0.0
Net income attributable to the Company’s shareholders	361,949	52.5	646,456	—	1,037,201	151,951	48.4
Cumulative unearned dividends of Series A convertible preferred shares	(1,740)	(0.3)	—	—	—	—	—
Net income attributable to ordinary shareholders	360,209	52.2	646,456	45.0	1,037,201	151,951	48.4

(1)	Includes share-based compensation of RMB8,344,127, RMB49,899,831 and RMB77,888,793 (US$11,410,773) for the years ended December 31, 2007, 2008 and 2009, respectively.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. In 2009, we generated revenues of RMB2.1 billion (US$314.2 million), an increase of 49.2% from RMB1.4 billion in 2008. This increase was primarily due to the successful launch of a number of new games and expansion packs in China and, to a lesser extent, a significant expansion in our North American operation. Our online game operation revenues were RMB1.9 billion (US$275.4 million) in 2009, an increase of 50.3% from RMB1.3 billion in 2008. Our overseas licensing revenues were RMB214.6 million (US$31.4 million) in fiscal year 2009, an increase of 15.3% from RMB186.2 million in 2008. Film, television and other revenues were RMB49.8 million (US$7.3 million) in 2009, as compared to Nil in fiscal year 2008. Most of the film, television and other revenues recognized in 2009 were related to the movie “Sophie’s Revenge,” which was released in August 2009.

Cost of Revenues. In 2009, our cost of revenues amounted to RMB299.8 million (US$43.9 million), or 14.0% of our revenues. This represented an increase of RMB124.5 million from RMB175.3 million, or 12.2% of our revenues in 2008. This increase was mainly due to an increase in VAT, business tax and related surcharge from RMB49.7 million in 2008 to RMB86.8 million (US$12.7 million) in 2009 as a result of an increase in our online game operation revenues, and an increase in salary and benefits expenses from RMB30.9 million in 2008 to RMB62.2 million (US$9.1 million) in 2009 as we hired additional employees. This increase was also due to the cost in connection with the production of the film Sophie’s Revenge.

Gross Profit. In 2009, our gross profit was RMB1.8 billion (US$270.2 million), an increase of 46.2% from RMB1.3 billion in 2008. Our gross margin decreased slightly to 86.0% in 2009 from 87.8% in 2008 primarily due to lower profit margin for film related revenues.

Operating Expenses. In 2009, our operating expenses were RMB760.4 million (US$111.4 million), an increase of 30.0% from RMB584.8 million in 2008. The year-over-year increase in operating expenses was mainly due to the expansion of our overall business operations in 2009.

Research and development expenses. In 2009, our research and development expenses increased by 18.7% to RMB270.4 million (US$39.6 million) from RMB227.8 million in 2008, primarily due to an increase in salaries and benefits from RMB105.8 million in 2008 to RMB194.5 million (US$28.5 million) in 2009, as we hired additional research and development personnel. This increase was also attributable to an increase in share-based compensation expenses allocated to research and development expenses from RMB22.4 million in 2008 to RMB36.7 million (US$5.4 million) in 2009, primarily due to share-based awards granted to the research and development personnel in 2009. This increase was partially offset by a decrease in intangible assets amortization from RMB78.8 million in 2008 to RMB9.0 million (US$1.3 million) in 2009 because we did not incur any significant in-process research and development charge in 2009 as we did in 2008.

Sales and marketing expenses. In 2009, our sales and marketing expenses increased by 32.2% to RMB336.3 million (US$49.3 million) from RMB254.5 million in 2008, primarily due to more marketing activities conducted in 2009, particularly advertisements placed to various online game sites and game magazines to promote our two new games launched in April 2009 and October 2009, respectively. Our advertising and promotion expenses increased from RMB196.5 million in 2008 to RMB233.9 million (US$34.3 million) in 2009. This increase was also due to increases in salaries and benefits for sales and marketing personnel from RMB30.8 million in 2008 to RMB44.1 million (US$6.5 million) in 2009, as we hired more sales and marketing personnel in connection with the expansion of our game operations. In addition, in 2009, we also incurred a charge of approximately RMB17.5 million (US$2.6 million) associated with a change in the estimated useful lives of certain intangible assets acquired from InterServ due to the inter-group resource re-allocation to support new game development.

General and administrative expenses. In 2009, our general and administrative expenses increased by 49.9% to RMB153.7 million (US$22.5 million) from RMB102.5 million in 2008, primarily due to an increase in salary and benefits expenses for administrative personnel from RMB31.5 million in 2008 to RMB57.3 million (US$8.4 million) in 2009, as we hired additional general and administrative personnel to manage our growing business. This increase was also attributable to the expenses associated with the share-based compensation expenses incurred for share options granted to our employees in 2009.

Total Other Income. In 2009, our total other income was RMB21.7 million (US$3.2 million) compared to total other income of RMB22.7 million in 2008.

Income Tax Expense. Our income tax expense was RMB68.3 million (US$10.0 million) in 2009, an increase of 28.1%, from RMB53.3 million in 2008.

Net Income. As a result of the foregoing, we had a net income of RMB1.0 billion (US$152.0 million) in 2009, an increase of 60.5%, from RMB646.5 million in 2008.

Net Income Attributable to Non-controlling Shareholders. In 2009, net income attributable to non-controlling shareholders was RMB0.5 million (US$0.07 million), as compared to Nil in year 2008.

Net Income Attributable to the Company’ Shareholders. Net income attributable to our shareholders was RMB1.0 billion (US$152.0 million) in fiscal year 2009, an increase of 60.4% from RMB646.5 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues. In 2008, we generated revenues of RMB1.4 billion, a substantial increase of RMB748.1 million from RMB689.1 million in 2007. This increase was primarily due to the expansion of our game portfolio, the successful launch of series of expansion packs and marketing campaigns, and a significant expansion in overseas licensing business. In 2008, we generated online game operation revenues of RMB1.3 billion, a substantial increase of RMB635.2 million from RMB615.7 million in 2007, primarily due to an increase in the aggregate revenues from the operations of our existing games and our launch of Chi Bi, Hot Dance Party and Pocketpet Journey West in January 2008, March 2008 and October 2008, respectively. In 2008, we generated overseas licensing revenues of RMB186.2 million, a substantial increase of RMB112.8 million from RMB73.4 million in 2007. The increase was primarily due to the further expansion of our overseas licensing.

Cost of Revenues. In 2008, our cost of revenues amounted to RMB175.3 million, or 12.2% of our revenues. This represented an increase from RMB119.0 million, or 17.3 % of our revenues in 2007. This increase was primarily due to a substantial increase in salary and benefits expenses from RMB13.3 million in 2007 to RMB30.9 million in 2008 as we hired additional employees. The increase was also due to an increase in VAT and VAT related surcharge from RMB24.4 million in 2007 to RMB49.7 million in 2008 as a result of an increase in our online game operation revenues. The increase was also due to an increase in depreciation of servers and other computer equipment and amortization of copyrights from RMB3.7 million in 2007 to RMB12.9 million in 2008.

Gross Profit. In 2008, our gross profit was RMB1.3 billion, a 121.3% increase from RMB570.1 million in 2007. Our gross margin increased to 87.8% in 2008 from 82.7% in 2007, primarily due to greater economies of scale that we achieved after launching and operating additional games, a rapid revenue growth, a cost saving from using more self-owned servers and less leased servers, and a better utilization of servers and Internet data center resources.

Operating Expenses. In 2008, our operating expenses were RMB584.8 million, a 166.0% increase from RMB219.9 million in 2007. This increase was primarily attributable to a substantial increase in our research and development expenses, and increases in our sales and marketing expenses and general and administrative expenses.

Research and development expenses. In 2008, our research and development expenses increased by 320.6% to RMB227.8 million from RMB54.2 million in 2007. The increase was primarily attributable to the non-recurring in-process research and development charge of approximately RMB78.4 million resulting from the transaction with InterServ in October 2008 which was related to two online games under development, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha. Based upon certain recognized valuation principles, the two games under development were valued at approximately RMB78.4 million and were expensed as in-process research and development. The increase in research and development expenses was also attributable to an increase in salary and benefits expenses from RMB42.7 million in 2007 to RMB105.8 million in 2008, as we hired additional research and development personnel. This increase was also attributable to an increase in share-based compensation expenses allocated to research and development expenses from RMB1.7 million in 2007 to RMB22.4 million in 2008, primarily due to share-based awards granted to the research and development personnel in 2008.

Sales and marketing expenses. In 2008, our sales and marketing expenses increased by 95.8% to RMB254.5 million from RMB129.9 million in 2007. The increase was primarily attributable to our introduction of more marketing activities, particularly advertisements placed to various online game sites and game magazines to promote our three new games launched in January 2008, March 2008 and October 2008, respectively. Our advertisement and promotion expenses were RMB196.5 million in 2008, a 84.5% increase from RMB106.5 million in 2007. This increase was also due to increases in salaries and benefits for sales and marketing personnel from RMB12.1 million in 2007 to RMB30.8 million in 2008, as we hired more sales and marketing personnel in connection with the expansion of our game operations.

General and administrative expenses. In 2008, our general and administrative expenses increased by 186.4% to RMB102.5 million from RMB35.8 million in 2007. The increase was primarily attributable to an increase in salary and benefits expenses for administrative personnel from RMB8.1 million in 2007 to RMB31.5 million in 2008, as we hired additional general and administrative personnel to manage our growing business. The increase was also due to an increase in professional expenses we incurred, from RMB10.8 million in 2007 to RMB27.1 million in 2008, primarily in connection with compliance with legal, accounting and other requirements associated with being a public company. The increase was also related to the expenses associated with the share-based compensation expenses incurred for share options granted to some employees in 2008.

Total Other Income. In 2008, our total other income was RMB22.7 million compared to total other income of RMB23.3 million in 2007.

Income Tax Expense. Our income tax expense was RMB53.3 million in 2008, an increase of 360.0%, or RMB41.7 million, from RMB11.6 million in 2007. The increase was primarily due to a withholding tax of RMB26.0 million we incurred on RMB520.0 million earnings of PW Software which we decided to declare to its direct parent, PW Hong Kong, and partly due to an increase in withholding tax we incurred on the license fees and royalties earned from our overseas licensees from RMB11.6 million in 2007 to RMB27.3 million in 2008.

Net Income. As a result of the foregoing, we had a net income of RMB646.5 million in 2008, an increase of 78.6% from RMB361.9 million in 2007.

Net Income/(Loss) Attributable to Non-controlling Shareholders. We did not have net income or loss attributable to non-controlling shareholders in either 2008 or 2007.

Net Income Attributable to the Company’ Shareholders. Net income attributable to our shareholders was RMB646.5 million in 2008, an increase of 78.6% from RMB361.9 million in 2007.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Since 2006, we have financed our operations primarily through cash flows from operations. We also received net proceeds of US$133.1 million from our initial public offering in July 2007.

As of December 31, 2009, we had RMB1.6 billion (US$229.6 million) in cash and cash equivalents. Our current cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. We do not expect to experience an increase in our net working capital requirements in the foreseeable future due to our current liquidity and expect positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid game cards to them and therefore do not have significant accounts receivable.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	536,934	971,820	1,279,529	187,452
Net cash used in investing activities	(112,006)	(1,087,912)	(178,728)	(26,184)
Net cash provided by (used in) financing activities	1,008,355	(739)	(866,841)	(126,993)
Effect of exchange rate changes on cash and cash equivalents	(38,607)	(46,126)	129	19
Net increase (decrease) in cash and cash equivalents	1,394,676	(162,957)	234,089	34,294
Cash and cash equivalents at the beginning of the year	101,357	1,496,033	1,333,076	195,297
Cash and cash equivalents at the end of the year	1,496,033	1,333,076	1,567,165	229,591

Operating Activities

Net cash provided by operating activities in 2009 was RMB1.3 billion (US$187.5 million). Net cash provided by operating activities in 2009 was primarily attributable to the following factors: (i) a net income of RMB1.0 billion (US$152.0 million), (ii) an add-back of the non-cash share-based compensation expenses and depreciation and amortization expenses, in the amount of RMB77.9 million (US$11.4 million) and RMB65.1 million (US$9.5 million), respectively, (iii) an increase in deferred revenues of RMB53.7 million (US$7.9 million) primarily as a result of our launch of additional games and an increase in revenues from operating our existing games, and (iv) an increase of RMB36.6 million (US$5.4 million) in salary and welfare payable.

Net cash provided by operating activities in 2008 was RMB971.8 million. Net cash provided by operating activities in 2008 was primarily attributable to the following factors: (i) a net income of RMB646.5 million, (ii) an increase in deferred revenues of RMB113.3 million and an increase in advances from customers of RMB28.7 million, primarily as a result of our launch of additional three games and an increase in revenues from operating our existing games in China, (iii) an add-back of the non-recurring in-process research and development charge of RMB78.4 million related to the InterServ transaction, (iv) an add-back of the non-cash share-based compensation expenses, in the amount of RMB49.9 million, (v) an increase of RMB31.0 million in salary and welfare payable, (vi) a deferred tax liabilities of RMB26.0 million primarily related to a 5% withholding tax on RMB520.0 million earnings of PW Software which we decided to declare to its direct parent, PW Hong Kong, and (vii) an increase of RMB22.1 million in accounts receivable as a result of our business expansion.

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

Investing Activities

Net cash used in investing activities in 2009 was RMB178.7 million (US$26.2 million). Net cash used in investing activities in 2009 primarily related to (i) purchases of property, equipment and software in the amount of RMB164.0 million (US$24.0 million) to support our expanded operations, (ii) RMB172.2 million (US$25.2 million) net cash paid for our InterServ acquisition in February 2009, offset by a release of RMB145.4 million (US$21.3 million), which used to be restricted cash.

Net cash used in investing activities in 2008 was RMB1.1 billion. Net cash used in investing activities in 2008 primarily related to (i) purchases of property, equipment and software in the amount of RMB759.6 million to support our expanded operations; (ii) restricted cash of RMB150.4 million deposited into an escrow account related to our business acquisition of InterServ Caymans, and (iii) RMB102.9 million net cash paid for our transaction with InterServ in October 2008.

Net cash used in investing activities in 2007 primarily related to purchases of servers, computer equipment and office premises in the amount of RMB112.0 million to support our expanded operations.

Financing Activities

Net cash used in financing activities was RMB866.8 million (US$127.0 million) in 2009. Net cash used in financing activities in 2009 was primarily related to RMB881.5 million (US$129.1 million) used to repurchase our shares, within which RMB136.5 million (US$20.0 million) was used to repurchase our ADSs in the open market under our share repurchase program.

Net cash used in financing activities was RMB0.7 million in 2008. Net cash used in financing activities in 2008 was primarily related to approximately RMB4.6 million used to repurchase our ADSs in the open market under our share repurchase program, offset by RMB3.8 million proceeds from the exercise of share options in the period.

Net cash provided by financing activities in 2007 was RMB1.0 billion, primarily related to the net proceeds received from our initial public offering.

Capital Expenditures

We incurred capital expenditures of RMB168.9 million (US$24.7 million) in 2009. Our capital expenditures in 2009 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations and for the renovation of our new office building. The new office building renovation is expected to be completed in the second half of 2010. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions.

We incurred capital expenditures of RMB863.8 million in 2008. Our capital expenditures in 2008 were used primarily to purchase servers, computer equipment and office premises for the further expansion of our operations, and for our acquisitions. We purchased office premises with an area of approximately 2,700 square meters in January 2008 at a purchase price of approximately RMB31.6 million. In March 2008, we entered into an agreement for the purchase of the premises with an area of approximately 55,000 square meters in Beijing at the aggregate purchase consideration of approximately RMB700.0 million. We have used our existing cash to pay RMB672.0 million of the consideration as of March 31, 2010, and plan to use our current cash and cash equivalents to pay the remaining consideration. In October 2008, we acquired rights related to two online games, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine for a total purchase price of approximately US$15.0 million in cash, which was paid off in October 2008.

We incurred capital expenditures of RMB112.0 million in 2007. Our capital expenditures in 2007 were used primarily to purchase servers, computer equipment and office premises for the further expansion of our operations.

C. Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. We intend to maintain and strengthen our internal game development capabilities and export more games to more countries and regions. For the years ended December 31, 2007, 2008 and 2009, our research and development expenses were RMB54.2 million, RMB227.8 million and RMB270.4 million (US$39.6 million), respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We are not a party to any financial guarantees or off-balance sheet arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangement and Aggregate Contractual Obligations”. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Non current deferred revenues	28,480	—	28,480	—	—
Contractual lease obligations	206,906	196,348	10,558	—	—
Total	235,386	196,348	39,038	—	—

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2009.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	38	Founder, Chairman and Chief Executive Officer
Daniel Dong Yang	38	Independent Director
Bing Xiang	48	Independent Director
Han Zhang	46	Independent Director
Kelvin Wing Kee Lau	45	Chief Financial Officer
Di He	36	Chief Technology Officer
Qing Li	36	Chief Design Officer
Qi Zhu	37	Senior Vice President
Davis Jian Li	40	Senior Vice President
Alan Ming Chen	49	Senior Vice President
Robert Hong Xiao	44	Senior Vice President
Xiaoyin Lu	31	Senior Vice President

Biographical Information

Mr. Michael Yufeng Chi is our founder, chairman and chief executive officer. Prior to founding our company, Mr. Chi founded Beijing Golden Human Co., Ltd., a leading Chinese education software company in 1996, and has served as the chairman since its inception. From 2003 to 2004, Mr. Chi also served as a vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology company listed on the Shenzhen Stock Exchange. In 2009, Mr. Chi was named one of the “Top 10 Most Influential Individuals in Chinese Online Gaming Industry for the Past Decade” according to the 2009 Chinese Online Gaming Industry Survey for the Past Decade conducted in the China Digital Entertainment Exposition and Conference. In 2009, Mr. Chi was named one of the “Most Influential Individuals in the Chinese Game Industry in 2008” at the 2008 China Game Industry Annual Conference. In 2007, Mr. Chi was named one of the “Outstanding Entrepreneurs of the Chinese e-Game Industry” at the 2007 Annual Conference of Chinese e-Game Industry. In 2002, Mr. Chi was also named one of the “Outstanding Young Entrepreneurs in Beijing” by the Beijing Youth Federation and the Beijing Young Entrepreneur Association, and one of the “Outstanding Private Entrepreneurs” by the All-China Association of Industry & Commerce and the China Non-Governmental Science Technology Entrepreneurs Association. In 2001, Mr. Chi was named one of the “Outstanding Young Persons of China’s Software Industry” by the MIIT and the All-China Youth Federation. Mr. Chi received his bachelor’s degree in chemistry from Tsinghua University in 1994 and his MBA degree from China Europe International Business School in 2004.

Mr. Daniel Dong Yang has served as our independent director since October 31, 2009. Mr. Yang has been a partner of SAIF Partners, an Asian private equity firm, since 2004 and served as a director from 2001 to 2004. He currently serves as a director of several companies, such as MainOne Information Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd., both of which are technology companies located in China. From 2000 to 2001, he served as an investment officer and director of Softbank China Venture Capital, a venture capital firm in China. Mr. Yang received his bachelor’s degree in computer science from Tsinghua University in 1995, and his master degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

Dr. Bing Xiang has served as our independent director since July 25, 2007. Dr. Xiang has served as an independent director of Huicong International Information since 2002, and has served as an independent director of Dan Form Holdings Company Limited, a real estate holding company, and E Fund Management Co., Ltd., a fund management company, since 2001. Dr. Xiang has been a professor of accounting and Dean at the Cheung Kong Graduate School of Business since 2002. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He has also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China Europe International Business School. Dr. Xiang received his bachelor’s degree from Xi’an University of Transportation in 1983 and a Ph.D. degree in accounting from University of Alberta in 1991.

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

Mr. Di He has been our chief technology officer since February 2006 and he has been in charge of research and development of our Angelica 3D game engine and our game development. Prior to joining us, Mr. He served as the chief technology officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was involved in the programming of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” From 2004 to 2006, he was seconded to our company and was involved in the development of our game engine and online games. From 1998 to 2001, Mr. He worked part-time with Beijing Golden Human Co., Ltd. and was in charge of development of PC games such as “Honor & Freedom I” and “Honor & Freedom II.” Mr. He received his bachelor’s and master’s degrees in automation from Tsinghua University in 1998 and 2001, respectively.

Mr. Qing Li has been our chief design officer since February 2006. Prior to joining us, Mr. Li served as the chief design officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the design of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” From 2004 to 2006, he was seconded to our company and in charge of game design. When working with Beijing Golden Human Co., Ltd. from 1998 to 2001, Mr. Li was in charge of the design of several PC games such as “Honor & Freedom I” and “Honor & Freedom II.” Mr. Li received his bachelor’s degree in engineering physics and master’s degree from the Institute of Nuclear Technology at Tsinghua University in 1998 and 2000, respectively. He has completed his EMBA program in May 2010 at Cheung Kong Graduate School of Business in China and expects to receive his EMBA degree in September 2010.

Mr. Qi Zhu is our senior vice president in charge of operations and has been with us since November 2004. Prior to joining us, he served as the vice president of Beijing Qianxiang Tiancheng Technology Co. Ltd., a company engaged in development and services of Internet products in 2004. From 2003 to 2004, Mr. Zhu was the deputy general manager of Beijing CIMO Technology Co. Ltd., an Internet entertainment company. Before that, he was a marketing director of Beijing Globallink Computer Technology Co., Ltd., a Chinese online game developer and operator, from 2000 to 2003. Mr. Zhu was a branch manager of Lenovo (Beijing) Co. Ltd., a computer company in China, from 1998 to 2000. Mr. Zhu received his bachelor’s degree in metal forming from University of Science and Technology Beijing in 1995 and his master’s degree in business economics from Chinese Academy of Social Sciences in 1998 in China. In 2009, he received his EMBA degree from Cheung Kong Graduate School of Business in China.

Mr. Davis Jian Li is our senior vice president in charge of our business development and general manager of our Shanghai office, and has been with us since June 2006. Prior to joining us, Mr. Li served as the president of Beijing Unismobile Communication Technology Co., Ltd., a Chinese company specialized in developing mobile phone technology, from 2003 to 2006. Mr. Li studied in Seneca College in Canada from 2001 to 2002. From 1996 to 2001, Mr. Li held various management positions with Motorola (China) Electronics Ltd., first as a technical supervisor responsible for the service center and the paging subscriber division, subsequently as a project supervisor in charge of the retail marketing department, and finally as a manager in the personal communication sector. Mr. Li received his bachelor’s degree in Electronic Engineering from Harbin Engineering University in China in 1992 and his EMBA degree from Cheung Kong Graduate School of Business in China in 2009.

Mr. Alan Ming Chen has been with us since January 2008 and is our senior vice president and chief executive officer of our U.S. and European subsidiaries. From 2006 to 2007, Mr. Chen served as the chief technology officer of The9 Limited, where he led game development and technical operations. Prior to that, Mr. Chen was an executive vice president of Hewlett-Packard (China) Ltd., where he was in charge of the company’s server and storage business. He also served as vice president of professional services, greater China, at Lucent Technologies (China) Ltd. from 2003 to 2005, and general manager of carrier packet solutions at Nortel Networks (China) Ltd. from 1998 to 2003. Mr. Chen received both his Bachelor’s degree and Master’s degree in telecommunications engineering from the Beijing University of Posts and Telecommunications in 1982 and 1987, respectively. He received his Ph.D. degree in 1992 in electrical engineering from the University of Ottawa.

Mr. Robert Hong Xiao has been with us since May 2008 and is our senior vice president in charge of our human resources and administration. Prior to joining us, Mr. Xiao worked with Dell (China) Company Limited from 2005 to 2008, first serving as the director of the learning and development department and then as the director of the talent management department. From 2003 to 2005, Mr. Xiao served as the director of people and organizational development department in Philips (China) Investment Co., Ltd. From 2001 to 2003, Mr. Xiao worked with Cisco Systems Hong Kong Ltd., first as the manager of the career and leadership development and then as the manager of the leadership and human resources development department. Prior to that, Mr. Xiao served as the manager of the organizational effectiveness department in Cisco Systems (China) Networking Technologies Co., Ltd. from 2000 to 2001. Mr. Xiao received his bachelor’s degree in physics in 1989 from Tsinghua University, and received his master’s and Ph.D. degrees in engineering from University of Southern California, in 1991 and 1995, respectively.

Mr. Xiaoyin Lu is our senior vice president in charge of art management and has been with us since February 2006. Prior to joining us, Mr. Lu served as the art director of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the art work of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” The trailer animation of “Great Qin Warriors,” which was directed by Mr. Lu, won the “Best Visual Effects Award” and the “Best Technological Applications Award” from the Chinese Television Artists Association. From 2004 to 2006, he was seconded to our company and in charge of art management. Mr. Lu received his bachelor’s degree in fine art from Zhejiang Normal University in 2001. He has completed his EMBA program in May 2010 at Cheung Kong Graduate School of Business in China and expects to receive his EMBA degree in September 2010.

There is no family relationship between any of our executive officers or directors.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB16.9 million (US$2.5 million) and approximately RMB0.2 million (US$0.03 million) in cash compensation to our senior executive officers and non-executive directors, respectively. For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB0.3 million (US$0.04 million) for pension and other social insurance contribution for our senior executive officers pursuant to PRC statutory requirements. For options granted to our officers and directors, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

We have adopted a share incentive plan to motivate, attract and retain employees, directors and consultants and to promote the success of our business. In February 2009, we amended and restated the share incentive plan, under which the maximum number of ordinary shares reserved for future issuances upon exercise of options and other equity incentives granted under the plan was increased to 42,145,000 Class B ordinary shares. In November 2009, we further amended the plan to increase the maximum number of ordinary shares reserved for future issuances under the plan to 44,645,000 Class B ordinary shares. The following table summarizes, as of March 31, 2010, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Michael Yufeng Chi	464,000	5.528	July 30, 2009	***
	236,500	6.1	March 3, 2010	****

Qing Li	*	0.1	September 6, 2006	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	6.1	March 3, 2010	****

Kelvin Wing Kee Lau	*	0.1	March 1, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	6.1	March 3, 2010	****
Qi Zhu	*	0.1	September 6, 2006	**
	*	0.6	April 20, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	6.1	March 3, 2010	****

Davis Jian Li	*	0.1	September 6, 2006	**
	*	0.6	April 20, 2007	**
	*	1.782	October 22, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	1.782	May 27, 2009	***
	*	6.1	March 3, 2010	****

Daniel Dong Yang	*	6.472	December 30, 2009	****

Bing Xiang	*	0.9	July 25, 2007	**

Han Zhang	*	1.782	July 28, 2008	***

Alan Ming Chen	*	1.782	February 21, 2008	**
	*	1.782	July 28, 2008	***
	*	1.782	March 3, 2009	***
	*	6.1	March 3, 2010	****
Di He	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	6.1	March 3, 2010	****

Robert Hong Xiao	*	1.782	May 26, 2008	**
	*	6.1	March 3, 2010	****

Xiaoyin Lu	*	0.1	September 6, 2006	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	6.1	March 3, 2010	****

Other individuals as a group	2,963,365	0.1	September and December 6, 2006, March 1, 2007	**
	767,105	0.6	April 20, 2007	**
	425,000	1.782	July 10, 2007	**
	263,780	1.782	October 22, 2007	**
	1,222,872	1.782	January 17, 2008	**
	1,032,999	1.782	May 26, 2008	**
	980,413	1.782	October 28, 2008	***
	2,097,065	0.02	December 1, 2008	***
	5,005,600	1.782	March 3, 2009	***
	628,732	0.02 0- 2.976	May 27, 2009	***
	80,189	2.976	June 17, 2009	***
	42,385	5.484	July 8, 2009	***
	4,229	5.528	July 30, 2009	***
	5,449,275	5.0 - 7.126	March 3, 2010	****

*	The options and shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.
**	Earlier of the fifth anniversary of our initial public offering or the termination of the optionee’s services.
***	Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or the termination of the optionee’s services (applicable to share options granted after July 4, 2008).
****	Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or three months after the termination of the optionee’s services other than for disability or death (applicable to share options granted after November 14, 2009).

Plan Administration. Our board of directors or our compensation committee administers the share incentive plan. The compensation committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under our share incentive plan.

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

Termination of the Share Incentive Plan. Unless terminated earlier, the share incentive plan will expire in 2019. Our board of directors has the authority to amend or terminate the share incentive plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

C. Board Practices

Every director attended all of the meetings of our board of directors and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. In 2009, our board of directors held meetings four times.

Board of Directors

Our board of directors currently consists of four directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 5605 of the Nasdaq Stock Market Rules, all of the members of each of our board committees are independent directors. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.

Audit Committee. Our audit committee consists of Daniel Dong Yang, Bing Xiang and Han Zhang. We have determined that Daniel Dong Yang, Bing Xiang and Han Zhang satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of the Nasdaq Stock Market Rules. Our board of directors has determined that Daniel Dong Yang is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls;

•	annually reviewing and reassessing our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

In 2009, our audit committee held meetings four times.

Compensation Committee. Our compensation committee consists of Daniel Dong Yang and Bing Xiang. We have determined that Daniel Dong Yang and Bing Xiang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2009, our compensation committee passed unanimous written resolutions in lieu of meeting twice.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D. Employees

We had 1,043, 2,096 and 2,896 employees as of December 31, 2007, 2008 and 2009, respectively. As of March 31, 2010, we had 3,183 employees. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including shares represented by our ADSs), assuming each share is entitled to one vote, as of March 31, 2010, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Yufeng Chi(3)	57,491,105	22.6%
Daniel Dong Yang	—	—
Bing Xiang(4)	*	*
Han Zhang(4)	*	*
Kelvin Wing Kee Lau(4)	*	*
Di He(5)	*	*
Qing Li(4)	*	*
Qi Zhu(4)	*	*
Davis Jian Li(4)	*	*
Alan Ming Chen(4)	*	*
Robert Hong Xiao(4)	*	*
Xiaoyin Lu(4)	*	*
All Directors and Executive Officers as a Group(6)	62,364,660	24.5%

Principal Shareholders:
Perfect Human Holding Company Limited(7)	57,491,105	22.6%
FMR LLC(8)	23,853,720	9.4%
Maverick Capital, Ltd. (9)	13,406,245	5.3%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 252,744,170 being the number of ordinary shares issued as of March 31, 2010 (including shares reserved and set aside for future issuance to employees upon exercise of vested options), and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2010.

(3)	Represents 42,042,620 Class A ordinary shares and 15,448,485 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Michael Yufeng Chi. The business address for Mr. Chi is 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District Beijing 100085, People’s Republic of China.

(4)	Represents ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2010. The business address for these individuals is 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District Beijing 100085, People’s Republic of China.

(5)	Represents Class A ordinary shares held by Mr. He. The mailing address for Mr. He is No. 20011201, Human Resource Service Center, B29 Suzhoujie Street, Haidian District, Beijing, People’s Republic of China.

(6)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2010 held by all of our directors and senior executive officers as a group.

(7)	Represents 42,042,620 Class A ordinary shares and 15,448,485 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and its sole shareholder is Mr. Michael Yufeng Chi. See also note (3) to this table above. The address for Perfect Human Holding Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(8)	Based on the Schedule 13G filed with the SEC on May 10, 2010. FMR LLC’s principal business office is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 21,257,980 shares of our Class B ordinary shares in the form of ADSs as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. An investment company, Fidelity OTC Portfolio, is the beneficial owner of 16,303,105 shares of our Class B ordinary shares in the form of ADSs. Fidelity OTC Portfolio has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. FIL Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a qualified institution under Rule 13d-1(b)(1)(ii), is the beneficial owner of 2,590,240 shares of our Class B ordinary shares in the form of ADSs. Pyramis Global Advisors Trust Company (“PGATC”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 5,500 shares of our Class B ordinary shares in the form of ADSs as a result of its serving as investment manager of institutional accounts owning such shares.

(9)	Based on the Schedule 13G filed with the SEC on February 16, 2010. Maverick Capital, Ltd., an investment adviser, held 2,681,249 of our ADSs representing 13,406,245 shares of our Class B ordinary shares. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Mr. Ainslie is the manager of Maverick Capital Management, LLC and is granted sole investment discretion pursuant to Maverick Capital Management, LLC’s Regulations. The address of the principal business office of (i) Maverick Capital, Ltd. and Maverick Capital Management, LLC is 300 Crescent Court, 18th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie is 767 Fifth Avenue, 11th Floor, New York, New York 10153.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class B ordinary shares are entitled to one vote per share, while holders of Class A ordinary shares are entitled to 10 votes per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Holders of our Class A ordinary shares may choose to convert their Class A ordinary shares into the same number of Class B ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3. Key Information—D. Risk Factors—Risks

Related to Our ADSs—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.”

To our knowledge, as of March 31, 2010, approximately 82.5% of our total issued ordinary shares (including shares reserved and set aside for future issuance to employees upon exercise of vested options) were held by a record shareholder in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holder of our ordinary shares in the United States.

For options granted to our officers and directors, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with PW Network and its Equity Owners

Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games, including Internet content provision, Internet culture operation and Internet publishing licenses. We conduct our online game and Internet content provision businesses in China through PW Software’s contractual arrangements with PW Network, one of our variable interest entities. PW Software’s relationships with PW Network and its equity owners are governed by the following contractual arrangements entered into in September 2006, as amended and restated in April 2007.

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

Development Cooperation Agreement. Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network’s operation. PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays to PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

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

Contractual Arrangements with PW Literature and its Equity Owners

Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online reading business, including Internet content provision, Internet culture operation and Internet publishing licenses. We conduct our online reading business in China through PW Software’s contractual arrangements with PW Literature, another of our variable interest entities. PW Software’s relationships with PW Literature and its equity owners are governed by the following contractual arrangements.

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

Development Cooperation Agreement. Under the development cooperation agreement between PW Literature and PW Software dated as of June 25, 2008, PW Literature exclusively engages PW Software to develop software for PW Literature’s operation. PW Literature and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Literature pays to PW Software monthly service fees, the amount of which is determined by PW Software and PW Literature based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until June 24, 2028 or the early termination by both parties thereto.

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

Other Transactions with Certain Directors, Shareholders and Affiliates

In August 2008, PW Network invested RMB3.0 million (US$0.4 million) for a minority stake in PW Cultural, a newly established Chinese media and entertainment company controlled by Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd., a company controlled by Mr. Ge Song, who was a director of our company between September 2006 to May 2010. In April 2009, PW Network further entered into a capital increase and share transfer agreement with PW Cultural and its majority equity holder, to invest an aggregate of RMB70.0 million (US$10.3 million) in PW Cultural to acquire additional equity in and increase the registered capital of PW Cultural. Upon consummation of the transaction, PW Network holds 89% equity in PW Cultural. In the fourth quarter of 2009, PW Network transferred 9% equity in PW Cultural to the minority interest holder of PW Cultural without additional consideration based on the contingent contractual terms set forth in the capital increase and share transfer agreement. As of December 31, 2009, PW Network held 80% equity interest in PW Cultural.

In January 2009, we completed a repurchase of a total of 18,750,000 shares of our Class A ordinary shares for approximately US$56.6 million from SAIF and Mr. Daniel Dong Yang. The agreement for share repurchase was entered in December 2008. In June 2009, we further repurchased a total of 1,203,812 shares of our Class A ordinary shares and 11,296,188 shares of our Class B ordinary shares for approximately US$52.4 million from SAIF.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” for a description of the employment agreements we have entered into with our senior executive officers.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

On May 27, 2009, IQ Biometrix, Inc., a Delaware corporation, filed a complaint against us in the United States District Court, Northern District of Illinois, Eastern Division, alleging that we and our products, including our Perfect World game, infringed upon one or more claims of the two U.S. patents entitled “Method and Apparatus for Creating Facial Images” and “System and Method for Creating and Displaying a Composite Facial Image” that have been issued to the plaintiff, and seeking damages and permanent injunction of our alleged infringement of the two patents. We settled the case in the third quarter of 2009.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2007 (from July 26), 2008 and 2009, (2) each of the four quarters of 2008 and 2009 and the first quarter of 2010 and (3) each of the past six months.

	Trading Price ($)
	High	Low
2007 (from July 26)
Full Year	37.00	17.40
2008
Full Year	33.52	13.88
First Quarter	31.34	18.81
Second Quarter	33.52	21.40
Third Quarter	28.09	20.82
2009
Full Year	50.49	8.78
First Quarter	18.80	8.78
Second Quarter	33.90	13.73
Third Quarter	50.49	26.30
Fourth Quarter	50.40	38.85
December	45.68	38.85
2010
First Quarter	44.21	35.63
January	44.63	36.69
February	39.39	35.63
March	42.09	35.63
April	36.68	33.47
May	34.55	24.71
June (through June 11, 2010)	25.88	22.46

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2009 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2009 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

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

Inspection of Books and Records. No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See “Item 10. Additional Information—H. Documents on Display.”

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Foreign Currency Exchange and Dividend Distribution.”

E. Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under other federal, state, local and other tax laws not addressed herein.

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

PRC Taxation

If we were considered a PRC resident enterprise under the corporate income tax law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the corporate income tax at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the corporate income tax law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC enterprise shareholders and ADS holders were subject to the corporate income tax, your investment in our shares or ADSs could be materially and adversely affected.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this report and including the Code, its legislative history, U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretation, which change could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships (or other entities taxable as a partnerships for U.S. federal income tax purposes) or other pass-through entities .

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between holders of ADSs and the issuer of the underlying shares, or parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the creditability of any foreign taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury, such intermediaries or such parties to whom ADSs are pre-released.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a “passive foreign investment company” nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a “resident enterprise” for PRC tax purposes under the new PRC corporate income tax law, a U.S. Holder may be subject to withholding taxes on dividends paid on our ADSs or ordinary shares. However, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation applicable to qualified dividend income as described above. For more information regarding the new PRC corporate income tax law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding but only for the year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, such as an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations.” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the applicable of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted tax basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your tax basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. Under newly enacted legislation, certain individuals holding ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-144282) and the prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-144296) to register the ADSs.

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

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rules 5250(d), we will post this annual report on Form 20-F on our website at http://www.pwrd.com.

I. Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Most of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering and overseas revenues denominated in U.S. dollars. In 2009, we generated more revenues in foreign currency from exporting our games to overseas than in 2008. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition. Fluctuations in exchange rates, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars. We recorded a net foreign currency transaction loss of approximately RMB1.3 million (US$0.2 million) in 2009 principally due to a foreign currency loss on the U.S. dollar proceeds from our initial public offering in July 2007 and overseas licensing revenues in foreign currency resulting from the RMB appreciation and generate licensing revenues in foreign currencies. We may experience additional foreign exchange losses in the future to the extent we hold financial assets denominated in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.3% against the U.S. dollar between July 21, 2005 and December 31, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi has fluctuated since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. For the year ended December 31, 2009, we recorded RMB0.1 million of foreign translation gain in other comprehensive income. If the exchange rate of RMB against the U.S. dollar is 10% higher than those we used in our financial statements, our foreign currency translation loss in our comprehensive income would have been decreased by approximately RMB36.0 million.

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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of US$0.02 per ADS per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments: US$84,200 for our share repurchase expense, US$32,100 for our annual general meeting expense, US$223,500 currency conversion fee and US$50,000 for the expense related to our share incentive program.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of approximately US$133.1 million from our initial public offering after deducting expenses. We used the net proceeds received from our initial public offering as follows:

•	approximately US$109.3 million to purchase new office buildings to expand our operation; and

•	approximately US$15.0 million and US$8.8 million to fund our transactions with InterServ in October 2008 and February 2009, respectively.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2009.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of any of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Daniel Dong Yang, an independent director and member of our audit committee, is an audit committee financial expert.

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

	2008		2009
Audit fees(1)	US$	1,729,571	US$	1,399,083
Audit-related fees(2)	US$	150,000		—
Tax fees(3)	US$	10,000		—
All other fees(4)	US$	85,013		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning. In 2008, the tax fees refer to fees paid to our principal auditors to render tax due diligence services in connection with InterServ acquisitions.

(4)	“All other fees” means the aggregate fees billed in 2008 for financial due diligence services rendered by our principal auditors in connection with InterServ acquisitions.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
January 2009	198,852	$15.09	239,397	$96,330,520
February 2009	738,095	$12.77	977,492	$86,903,351
March 2009	705,700	$10.73	1,683,192	$79,330,771
April 2009	—	—	—	$79,330,771
May 2009	—	—	—	$79,330,771
June 2009	—	—	—	$79,330,771
July 2009	—	—	—	$79,330,771
August 2009	—	—	—	$79,330,771
September 2009	—	—	—	$79,330,771
October 2009	—	—	—	—
November 2009	—	—	—	—
December 2009	—	—	—	—
Total	1,642,647	$12.18	1,683,192	—

(1)	Each ADS represents five Class B ordinary shares.

(2)	We publicly announced a share repurchase plan on October 13, 2008, pursuant to which we are authorized to repurchase up to US$100.0 million of our ADSs from October 13, 2008 (the plan’s approval date) to October 13, 2009. The share repurchase plan expired on October 13, 2009.

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

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Stock Market Rules.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of Perfect World Co., Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on June 19, 2009).

1.2*	Amendments to the Amended and Restated Memorandum and Articles of Association adopted by the shareholders of the Registrant on November 14, 2009.

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 11, 2007).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

4.1	Shareholders Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.2	Supplementary Agreement to Shareholders Agreement among the Registrant and other parties thereto dated as of December 4, 2006 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.3	Series A Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.4	Right of First Refusal and Co-sale Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.7 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.5*	Amended and Restated Share Incentive Plan, effective November 14, 2009.

4.6	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.7	English Translation of Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.8	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Network and its Founders (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.9	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Software and a Senior Executive Officer (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.10	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Network dated as of April 4, 2007 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.11	English Translation of Development Cooperation Agreement between PW Network and PW Software dated as of April 4, 2007 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.12	English Translation of Business Operation Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.13	English Translation of Call Option Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.14	English Translation of Equity Pledge Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.15	English Translation of Power of Attorney signed by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.16	English Translation of Technology Development Contract between PW Software and PW Network dated as of September 10, 2006 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.17	English Translation of Huakong Building Lease Agreement between PW Software and Beijing Huakong Technology Co., Ltd. dated as of October 25, 2006 (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.18	English Translation of Huakong Building Lease Agreement between PW Network and Beijing Huakong Technology Co., Ltd. dated as of October 25, 2006 (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.19	English Translation of Copyright Transfer Agreement between the Registrant and PW Network dated as of June 1, 2007, as supplemented on July 2, 2007 (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.20	English Translation of Copyright Transfer Agreement Termination Agreement between the Registrant and PW Network dated as of August 26, 2007 (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.21	English Translation of Supplementary Agreement to the Development Cooperation Agreement between PW Network and PW Software dated as of April 1, 2008 (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

4.22	English Translation of Loan Agreement between PW Software and Mr. Michael Yufeng Chi dated as of May 20, 2008, including a Commitment Letter issued by Mr. Michael Yufeng Chi dated as of April 10, 2009 (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.23	English Translation of Loan Agreement between PW Software and Mr. Qi Zhu dated as of May 20, 2008, including a Commitment Letter issued by Mr. Qi Zhu dated as of April 10, 2009 (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.24	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Literature dated as of June 25, 2008 (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.25	English Translation of Development Cooperation Agreement between PW Software and PW Literature dated as of June 25, 2008 (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.26	English Translation of Business Operation Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008 (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.27	English Translation of Call Option Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008 (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

Exhibit Number	Description of Document
4.28	English Translation of Equity Pledge Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of April 24, 2009 (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.29	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008 (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.30	Share Purchase Agreement among Perfect Game Holding Limited, Global InterServ (B.V.I.) Inc. and Global InterServ (Caymans) Inc. dated as of December 8, 2008 (incorporated by reference to Exhibit 4.45 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.31	Share Repurchase Agreement among the Registrant, SB Asia Investment Fund II L.P. and Mr. Daniel Dong Yang dated as of December 29, 2008 (incorporated by reference to Exhibit 4.46 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.32	English Translation of Capital Increase and Share Transfer Agreement among PW Network, Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd. and Beijing Perfect World Cultural Communication Co., Ltd. dated as of April 20, 2009 (incorporated by reference to Exhibit 4.47 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.33	Share Repurchase Agreement between the Registrant and SB Asia Investment Fund II L.P. dated as of June 1, 2009 (incorporated by reference to Exhibit 4.48 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of King & Wood.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFECT WORLD CO., LTD.

By	/s/ Michael Yufeng Chi
Name:	Michael Yufeng Chi
Title:	Chairman and Chief Executive Officer

Date: June 14, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders: of Perfect World Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/  PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

June 14, 2010

Perfect World Co., Ltd.

Consolidated Balance Sheets as of December 31, 2008 and December 31, 2009

		December 31,	December 31,	December 31,
	Notes	2008	2009	2009
		RMB	RMB	USD(Note 2(5))
Assets
Current assets
Cash and cash equivalents	2(6),5	1,333,075,731	1,567,165,156	229,590,993
Restricted cash	4	150,361,200	5,033,996	737,485
Short-term investments	2(7),5	50,000,000	30,000,000	4,395,025
Accounts receivable, net	2(9),6	38,822,355	90,435,732	13,248,910
Due from related parties	23	—	159,100	23,308
Prepayments and other assets		36,269,524	54,262,066	7,949,438
Deferred tax assets	19(d)	1,734,207	3,048,654	446,630

Total current assets		1,610,263,017	1,750,104,704	256,391,789
Non current assets
Equity investments	2(10),7	22,559,975	30,471,237	4,464,061
Film and television cost	2(11)		14,508,195	2,125,463
Property, equipment and software, net	2(12),8	169,399,817	244,069,532	35,756,388
Construction in progress	2(13)	714,083,386	771,265,335	112,991,010
Intangible assets, net	2(14),11	26,188,873	36,930,233	5,410,310
Goodwill	2(16),12	—	116,256,000	17,031,600
Prepayments and other assets		18,702,700	42,516,514	6,228,704
Deferred tax assets	19(d)	1,090,526	2,895,739	424,228

Total assets		2,562,288,294	3,009,017,489	440,823,553

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		13,629,262	92,131,878	13,497,395
Advances from customers	2(17)	78,388,312	88,944,437	13,030,434
Salary and welfare payable		61,907,164	99,629,630	14,595,823
Taxes payable		20,771,786	35,503,484	5,201,290
Accrued expenses and other liabilities	13	24,813,169	40,055,495	5,868,163
Share repurchase liability	14	386,648,554	—	—
Due to related parties	23	—	5,650,616	827,820
Deferred revenues	2(18)	223,352,994	280,584,152	41,105,811
Deferred tax liabilities	19(d)	26,000,000	22,488,342	3,294,561
Deferred government grants		620,000	—	—

Total current liabilities		836,131,241	664,988,034	97,421,297
Deferred revenues	2(18)	32,554,670	28,479,618	4,172,288
Other long-term payable		28,000,000	—	—

Total liabilities		896,685,911	693,467,652	101,593,585

Commitments and contingencies	24
Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008; 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued and outstanding as of December 31, 2009 )	16	223,481	198,506	29,081
Additional paid-in capital	16	1,177,967,483	381,099,428	55,831,382
Treasury stock	14,16	(391,224,203)	—	—
Statutory reserves	2(23)	94,945,533	181,563,507	26,599,204
Accumulated other comprehensive loss	2(4)	(65,577,655)	(65,453,442)	(9,588,983)
Retained earnings		849,267,744	1,799,851,169	263,679,686

Total Perfect World Shareholders’ Equity		1,665,602,383	2,297,259,168	336,550,370
Non-controlling interest		—	18,290,669	2,679,598

Total Shareholders’ Equity		1,665,602,383	2,315,549,837	339,229,968

Total Liabilities and Shareholders’ Equity		2,562,288,294	3,009,017,489	440,823,553

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009

	Notes	For the years ended December 31,
		2007	2008	2009	2009
		RMB	RMB	RMB	USD(Note 2(5))
Revenues
Online game operation revenues		615,740,988	1,250,959,689	1,879,932,736	275,411,702
Overseas licensing revenues		73,382,626	186,218,677	214,625,630	31,442,832
Film, television and other revenues		—	—	49,804,306	7,296,372

Total Revenues	2(17)	689,123,614	1,437,178,366	2,144,362,672	314,150,906
Cost of revenues
Online game related cost		(118,982,981)	(175,264,350)	(271,043,328)	(39,708,072)
Film, television and other cost		—	—	(28,717,551)	(4,207,145)

Total cost of revenues	2(19)	(118,982,981)	(175,264,350)	(299,760,879)	(43,915,217)

Gross profit		570,140,633	1,261,914,016	1,844,601,793	270,235,689
Operating expenses
Research and development expenses	9	(54,167,063)	(227,836,657)	(270,355,072)	(39,607,242)
Sales and marketing expenses	2(24)	(129,940,811)	(254,484,542)	(336,316,211)	(49,270,603)
General and administrative expenses		(35,783,802)	(102,492,121)	(153,684,631)	(22,514,926)

Total operating expenses		(219,891,676)	(584,813,320)	(760,355,914)	(111,392,771)

Operating profit		350,248,957	677,100,696	1,084,245,879	158,842,918

Other income / (expenses)
Share of loss from equity investments		—	(1,175,025)	(4,088,738)	(599,004)
Interest income		24,968,787	35,369,600	15,404,786	2,256,814
Others, net	15	(1,681,718)	(11,535,587)	10,422,381	1,526,887

Total other income, net		23,287,069	22,658,988	21,738,429	3,184,697

Income before tax		373,536,026	699,759,684	1,105,984,308	162,027,615
Income tax expense	2(22),19(c)	(11,587,441)	(53,303,570)	(68,283,268)	(10,003,555)

Net income		361,948,585	646,456,114	1,037,701,040	152,024,060
Less: Net income attributable to non-controlling interests		—	—	(499,641)	(73,198)
Net income attributable to the Company’s shareholders		361,948,585	646,456,114	1,037,201,399	151,950,862
Cumulative unearned dividends of Series A convertible preferred shares		(1,739,759)	—	—	—

Net income attributable to the Company’s ordinary shareholders		360,208,826	646,456,114	1,037,201,399	151,950,862

Net earnings per share, basic	2(26), 21	1.73	2.30	4.11	0.60
Net earnings per share, diluted		1.35	2.18	3.86	0.56
Net earnings per ADS, basic		8.63	11.50	20.57	3.01
Net earnings per ADS, diluted		6.77	10.91	19.28	2.82
Shares used in calculating basic net earnings per share		208,737,775	280,987,729	252,138,828	252,138,828
Shares used in calculating diluted net earnings per share		267,224,171	296,238,151	269,004,366	269,004,366
Total share-based compensation cost included in:	2(21),18
Cost of revenues		(127,929)	(3,000,334)	(4,983,795)	(730,130)
Research and development expenses		(1,702,600)	(22,365,703)	(36,730,329)	(5,381,024)
Sales and marketing expenses		(875,711)	(4,733,152)	(7,290,958)	(1,068,131)
General and administrative expenses		(5,637,887)	(19,800,642)	(28,883,711)	(4,231,488)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

for the years ended December 31, 2007, 2008 and 2009

	Series A convertible preferred shares		Ordinary shares		Treasury stock		Additional paid-in capital	Receivables from share- holders	Statutory reserve	Accumulated other comprehensive (loss)/gain	(Accumulated deficit)/ retained earnings	Non- controlling Interest	Compre- hensive income	Total shareholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	80,000,000	61,796,533	154,285,720	123,400	—	—	45,898,257	(126,808)	160,698	—	(64,352,120)	—	—	43,499,960
Comprehensive income:
Net profit	—	—	—	—	—	—	—	—	—	—	361,948,585	—	361,948,585	361,948,585
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	(31,771,062)	—	—	(31,771,062)	(31,771,062)

Total comprehensive income													330,177,523	330,177,523

Conversion of Series A preferred shares into common shares	(80,000,000)	(61,796,533)	80,000,000	63,600	—	—	61,732,933	—	—	—	—	—	—	—
Payments made by shareholders	—	—	—	—	—	—	—	126,808	—	—	—	—	—	126,808
Issuance of ordinary shares	—	—	45,000,000	34,081	—	—	1,014,235,822	—	—	—	—	—	—	1,014,269,903
IPO expenses	—	—	—	—	—	—	(6,042,103)	—	—	—	—	—	—	(6,042,103)
Share-based compensation cost	—	—	—	—	—	—	8,344,127	—	—	—	—	—	—	8,344,127
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	29,758,477	—	(29,758,477)	—	—	—

Balance as of December 31, 2007	—	—	279,285,720	221,081	—	—	1,124,169,036	—	29,919,175	(31,771,062)	267,837,988	—	—	1,390,376,218

Comprehensive income:
Net profit	—	—	—	—	—	—	—	—	—	—	646,456,114	—	646,456,114	646,456,114
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	(33,806,593)	—	—	(33,806,593)	(33,806,593)

Total comprehensive income													612,649,521	612,649,521

Share-based compensation cost	—	—	—	—	—	—	49,899,831	—	—	—	—	—	—	49,899,831
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	65,026,358	—	(65,026,358)	—	—	—
Ordinary shares issued upon exercise of employee stock options	—	—	3,450,325	2,400	—	—	3,898,616	—	—	—	—	—	—	3,901,016
Repurchase of shares	—	—	—	—	(18,952,725)	(391,224,203)	—	—	—	—	—	—	—	(391,224,203)

Perfect World Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

for the years ended December 31, 2007, 2008 and 2009—Continued

	Series A convertible preferred shares		Ordinary shares		Treasury stock		Additional paid-in capital	Receivables from share- holders	Statutory reserve	Accumulated other comprehensive (loss)/gain	(Accumulated deficit)/ retained earnings	Non- controlling Interest	Compre- hensive income	Total shareholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2008	—	—	282,736,045	223,481	(18,952,725)	(391,224,203)	1,177,967,483	—	94,945,533	(65,577,655)	849,267,744	—	—	1,665,602,383

Comprehensive income:
Net profit	—	—	—	—	—	—	—	—	—	—	1,037,201,399	499,641	1,037,701,040	1,037,701,040
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	124,213	—	—	124,213	124,213

Total comprehensive income													1,037,825,253	1,037,825,253

Share-based compensation cost	—	—	—	—	—	—	77,888,793	—	—	—	—	—	—	77,888,793
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	86,617,974	—	(86,617,974)	—	—	—
Ordinary shares issued upon exercise of employee stock options	—	—	6,058,300	4,139	—	—	14,571,783	—	—	—	—	—	—	14,575,922
Repurchase of shares (Note 16)	—	—	—	—	(20,713,235)	(494,807,535)	—	—	—	—	—	—	—	(494,807,535)
Cancellation of repurchased shares (Note 16)	—	—	(39,665,960)	(29,114)	39,665,960	886,031,738	(886,002,624)	—	—	—	—	—	—	—
Acquisition of an affiliate (Note 10(2))	—	—	—	—	—	—	—	—	—	—	—	14,465,021	—	14,465,021
Change in the Company’s economic interests in an affiliate (Note 10(2))	—	—	—	—	—	—	(3,326,007)	—	—	—	—	3,326,007	—	—

Balance as of December 31, 2009	—	—	249,128,385	198,506	—	—	381,099,428	—	181,563,507	(65,453,442)	1,799,851,169	18,290,669	—	2,315,549,837

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD(Note 2(5))
Cash flows from operating activities:
Net income	361,948,585	646,456,114	1,037,701,040	152,024,060
Adjustments for:
Share-based compensation cost	8,344,127	49,899,831	77,888,793	11,410,773
Depreciation and amortization expense	7,162,045	22,130,217	65,059,775	9,531,311
In-process research and development acquired from InterServ	—	78,417,506	—	—
Exchange loss	6,834,819	12,187,231	758,889	111,178
Share of loss from equity investments	—	1,175,025	4,088,738	599,004
Loss from disposal of property, equipment and software	—	176,354	956,566	140,138
Deferred income tax	—	—	(1,045,509)	(153,168)
PRC withholding tax on dividend distribution	—	26,000,000	(6,255,069)	(916,373)
Changes in assets and liabilities:
Accounts receivable	(11,225,771)	(22,103,425)	(52,172,840)	(7,643,362)
Current prepayments and other assets	(15,412,217)	(11,922,267)	(15,648,807)	(2,292,563)
Foreign withholding tax	(1,223,683)	(1,365,895)	628,243	92,038
Film and television cost			1,081,731	158,474
Due from/to related parties	(126,900)	—	1,563,916	229,115
Non-current prepayments and other assets	(1,245,047)	(16,858,536)	3,629,432	531,715
Accounts payable	7,133,260	(831,337)	40,616,081	5,950,289
Advances from customers	29,222,940	28,715,928	8,599,884	1,259,890
Salary and welfare payable	20,725,757	30,996,508	36,583,927	5,359,576
Taxes payable	8,044,194	7,396,894	14,781,543	2,165,508
Accrued expenses and other liabilities	6,951,398	8,517,394	7,586,190	1,111,383
Deferred revenues	109,700,252	113,312,411	53,746,697	7,873,936
Deferred government grants	100,000	(480,000)	(620,000)	(90,831)

Net cash provided by operating activities	536,933,759	971,819,953	1,279,529,220	187,452,091

Cash flows from investing activities:
Purchase of property, equipment and software	(112,006,385)	(74,123,466)	(101,956,994)	(14,936,784)
Cash paid for construction in progress	—	(685,488,822)	(62,074,145)	(9,093,914)
Purchase of intangible assets	—	(1,351,351)	(4,829,155)	(707,475)
(Increase) / decrease of restricted cash	—	(150,361,200)	145,351,724	21,294,148
Cash paid for the assets acquired from InterServ	—	(102,852,002)	—	—
Cash paid for equity investments	—	(23,735,000)	(10,000,000)	(1,465,008)
Cash paid for business acquisitions, net of cash acquired	—	—	(172,199,707)	(25,227,400)
Purchase of short-term investment	—	(50,000,000)	(70,000,000)	(10,255,058)
Maturities of short-term investments	—	—	90,000,000	13,185,074
Increase in loan receivable	—	—	(3,000,000)	(439,502)
Decrease in loan receivable	—	—	9,980,000	1,462,078

Net cash used in investing activities	(112,006,385)	(1,087,911,841)	(178,728,277)	(26,183,841)

Cash flows from financing activities:
Payments made by shareholders	126,808	—	—	—
Proceeds from IPO, net of issuance costs	1,008,227,800	—	—	—
Exercises of share options	—	3,836,884	14,615,293	2,141,153
Repurchase of shares	—	(4,575,649)	(881,456,089)	(129,134,047)

Net cash provided by / (used in) financing activities	1,008,354,608	(738,765)	(866,840,796)	(126,992,894)

Effect of exchange rate changes on cash and cash equivalents	(38,605,881)	(46,126,609)	129,278	18,939

Net increase / (decrease) in cash	1,394,676,101	(162,957,262)	234,089,425	34,294,295

Cash and cash equivalents, beginning of the period	101,356,892	1,496,032,993	1,333,075,731	195,296,698

Cash and cash equivalents, end of the period	1,496,032,993	1,333,075,731	1,567,165,156	229,590,993

Supplemental schedule of non-cash financing activities:
Conversion of Series A convertible preferred shares into common shares	61,796,533	—	—	—
Share repurchase from SAIF	—	(386,648,554)	—	—
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	(10,439,931)	(23,288,291)	(54,963,960)	(8,052,266)

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

Details of the subsidiaries and VIEs as of December 31, 2009 are described below:

Name	Effective interest held	Place and Date of incorporation or date of acquisition
Subsidiaries
Beijing Perfect World Software Co., Ltd. (“PW Software”)	100%	Beijing, China, August 2006
Perfect Online Holding Limited (“PW Hong Kong”)	100%	Hong Kong, China, December 2007
Perfect World Entertainment Inc. (“PW USA”)	100%	Delaware, USA, April 2008
Perfect Game Holdings Limited (“PW BVI”)	100%	British Virgin Islands, October 2008
Perfect Star Co., Ltd. (“PW Malaysia”)	100%	Labuan, Malaysia, January 2009
Global InterServ (Caymans) Inc. (“InterServ Caymans”)	100%	Cayman Islands, acquired in February 2009
InterServ Information and Technology (Shanghai) Co., Ltd. (“InterServ Shanghai”)	100%	Shanghai, China, acquired in February 2009
Chengdu InterServ Information and Technology Co., Ltd. (“InterServ Chengdu”)	100%	Chengdu, China, acquired in February 2009
Perfect World Interactive Entertainment Co., Ltd. (“PW Interactive”)	100%	Cayman Islands, March 2009
Perfect Pictures Co., Ltd. (“PW Pictures”)	100%	British Virgin Islands, April 2009
Perfect Sky Online Co., Limited (“PW Sky”)	100%	Hong Kong, China, May 2009
Perfect Entertainment Zone N.V. (“PW Antilles”)	100%	Netherlands Antilles, August, 2009
Perfect World Interactive Technology Co., Ltd. (“PW Taiwan”)	100%	Taiwan, China, November 2009
Perfect World Universal Coöperatieve U.A. (“PW Universal”)	100%	Netherlands, December 2009
Shanghai Perfect World Software Co., Ltd. (“Shanghai PW Software”)	100%	Shanghai, China, December 2009

VIEs
Beijing Perfect World Network Technology Co., Ltd. (“PW Network”)	100%	Beijing, China, March 2004
Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (“PW Literature”)	100%	Beijing, China, June 2008
Shanghai Perfect World Network Technology Co., Ltd. (“Shanghai PW Network”)	100%	Shanghai, China, November 2008
Chengdu Perfect World Network Technology Co., Ltd. (“Chengdu PW Network)	100%	Chengdu, China, February 2009
Beijing Perfect World Cultural Communication Co., Ltd. (“PW Cultural)	80%	Beijing, China, acquired in April 2009
Beijing Perfect World Digital Entertainment Co., Ltd. (“PW Digital”)	100%	Beijing, China, September 2009

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The Group is principally engaged in research, development, operation and licensing of online games. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”), United States of America and Asia. PW Network was the predecessor of the Group and operated all of the business of the Group prior to September 2006. PW Network is ultimately owned by Mr. Michael Yufeng Chi, the Company’s director and chief executive officer, Mr. Di He, the Company’s chief technology officer, and three other PRC citizens.

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

(2) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors. Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with the ownership of the entities, and therefore the Company is the primary beneficiary of these entities. Accordingly, the Company has consolidated the VIEs’ financial statements in its consolidated financial statements.

All inter-company balances and transactions within the Group have been eliminated upon consolidation.

(3) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those estimates.

Significant accounting estimates in the Group’s consolidated financial statements mainly include the useful life of in-game items, game life, useful life of property, equipment and software and intangible assets, fair value

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

of assets and liabilities acquired in asset acquisition and business combination, assessment of impairment of goodwill, realization of deferred tax assets and share-based compensation expenses.

(4) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company changed from RMB to US dollar since January 1, 2007 when the Company began signing significant license agreements denominated in US dollars and received significant royalty payments in US dollars. The functional currency of the Group’s subsidiaries and the VIEs in the mainland China and Hong Kong is RMB. The functional currency of Group’s subsidiaries in U.S., Malaysia, British Virgin Islands, and Cayman Islands is U.S. dollar. The functional currency of the Group’s subsidiary in Taiwan is New Taiwan dollar. The functional currency of the Group’s subsidiaries in Netherlands Antilles and Netherlands is Euro.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in consolidated statements of operations. Total exchange losses, which were included in Others, net, were RMB6,834,819, RMB12,187,231 and RMB1,298,050 for the years ended December 31, 2007, 2008 and 2009, respectively.

The financial statements of the Group’s overseas subsidiaries are translated from their functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting translation adjustments are recorded as comprehensive income in the Consolidated Statements of Shareholders’ Equity. Total translation adjustment (loss) / gain were RMB(31,771,062), RMB(33,806,593) and RMB124,213 for the years ended December 31, 2007, 2008 and 2009, respectively.

(5) Convenience translation

Translations of balances in the balance sheet, statement of operations and statement of cash flow from RMB into United States dollar (“US$”) as of and for the year ended December 31, 2009 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8259, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2009, or at any other rate.

(6) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

(7) Short-term investment

The Group classifies the short-term investment in debt securities as “available-for-sale”. The Company made an RMB50,000,000 short-term structure deposit investment with certain financial institution in June 2008. The structured deposit has a short-term stated maturity date, and the issuer has guaranteed the return of the principal. In addition, the structured deposit may be terminated prior to maturity with the issuer’s consent, in

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

which case there may be risk of losing part of the value of the original investment. As of December 31, 2008, the investments was classified as available-for-sale and recorded at fair market value with the unrealized gains or losses recorded as accumulated other comprehensive income in shareholders’ equity. The structure deposit matured in June 2009. As of December 31, 2009, short-term investments represent the time deposits placed with banks with original maturities longer than three months and less than one year.

The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment loss in the consolidated statements of operations. There was no other-than-temporary decline to these short-term investments as of December 31, 2008 and 2009.

(8) Fair Value of Financial Instruments

The carrying value of the Group’s financial assets, such as cash and cash equivalents, restricted cash, short-term investments, accounts receivables, accounts payables and accrued liabilities approximate their fair value due to the short maturity of those instruments.

(9) Accounts receivable, net

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

(10) Equity investments

Equity investments are investments in privately held companies. The Group accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or otherwise control using the equity method. For equity investments which the Group does not have significant influence, the cost method accounting is applied.

The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds. No impairment losses were recorded for the years ended December 31, 2007, 2008 and 2009.

(11) Film and television cost

Film and television costs include capitalizable production costs, production overhead, development costs, and acquired production costs and are stated at the lower of cost, less accumulated amortization, or fair value. Marketing, distribution, and general and administrative costs are expensed as incurred.

Costs of film productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their estimated fair values is written off. Film development costs for projects that have been abandoned or have not been set for production within three years are generally written off.

Film production costs are capitalized and then expensed, together with any participation and residual costs, based on the ratio of the current period’s revenues to estimated remaining total revenues (“Ultimate Revenues”)

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

from all sources on an individual production basis. Ultimate Revenues for film productions include revenues that will be earned within ten years from the date of the initial theatrical release. These estimates are reviewed on a periodic basis.

(12) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful life
Office space	40 years
Office furniture	5 years
Computers & office equipment	5 years
Game servers	4 - 5 years
Motor vehicle	6 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the assets
Software	5 years

Repairs and maintenance costs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sale proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

(13) Construction in progress

Direct costs that are related to the construction of fixed assets and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed asset items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2008 and 2009, the balances of Construction in progress were RMB714,083,386 and RMB771,265,335, respectively, which were primarily related to the new office buildings under renovation but not ready for use.

(14) Intangible assets

Copyrights

Copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated useful economic life of approximately five years.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Intangible assets arising from assets acquisition and business combination

The Group performs valuation of the intangible assets arising from assets acquisition and business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated useful life
Game engine	5 years
Non-compete agreements	3 – 5 years
Trade mark	1 year
Customer relationship	1 year
In-process research and development costs	Expensed immediately

The estimated useful lives of trade mark and customer relationship upon InterServ acquisition were originally five years and ten years, respectively. During the year ended December 31, 2009, the Group revised their estimation of useful lives to one year as a result of the inter-group resource re-allocation to support new games development and fully amortized the remaining cost in 2009.

(15) Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets and intangible assets by comparing the carrying amount to the estimated undiscounted future cash flows associated with the related assets. The Group recognizes impairment of long-lived assets and intangible assets in the event that the carrying amount exceeds the fair value of these assets. No impairment of long-lived assets and intangible assets was recognized for any of the years presented.

(16) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Any impairment losses recorded in the future could have a material adverse impact on the Group’s financial condition and results of operations.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(17) Revenue recognition

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

The Group assesses the estimated lives of in-game items for all the item-based games periodically. If there are indications of any significant changes to the estimated lives of the in-game items, it would be applied in the period of change prospectively.

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid game cards are initially recorded as advances from customers. As the Group does not have the control over and generally does not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation or charge of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues. We provide sales incentives in the form of rebates to the distributors that meet or exceed the sales target, which is ultimately recognized as a reduction of revenues. Accrued rebates are settled in the form of additional free prepaid game cards.

Prepaid game cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2007, 2008 and 2009, the amount of expired prepaid game cards was not material.

In the case of prepaid online points obtained by players through prepaid game cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that the Group would provide further online game service with respect to such online points is remote. The Group recognizes revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. The Group believes it has a sufficiently long operating history to reliably estimate the inactive players’ churn rate. For the years ended December 31, 2007, 2008 and 2009, the Group recognized Nil, RMB20,428,956 and RMB41,027,456 as revenue from the unused game points and items in the accounts inactive for greater than 360 consecutive days, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Overseas licensing revenues

The Group enters into licensing arrangements with overseas licensees to operate the Group’s games in other countries and regions. These licensing agreements provide two revenue streams: the initial fees and the usage-based royalty fees.

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

In other licensing arrangements, the Group provides PCS over the full licensing period at no additional charge. In those cases, the total amount of the initial fee is recognized ratably over the full contractual licensing period.

According to the license agreements, the Group is also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

Film revenues

The Group recognizes revenue from the distribution of its film when the film is exhibited in theaters, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated. Revenues from film licensing arrangements are recognized when the materials are available for distribution by the licensees and when other conditions are met. Revenues from film related advertising are recognized when services associated with the film distribution are provided.

(18) Deferred revenues

For online game revenues, deferred revenues represent online point fees received from customers, which have not been consumed by the end customer or expired. For overseas licensing revenues, deferred revenues represent the unamortized balance of the initial license fee paid by overseas licensees. Non-current deferred revenues are primarily comprised of unamortized initial license fees and unrecognized online game revenues from the exchangeable in-game items to be recognized beyond the next 12 months.

The deferred revenues related to online game operation as of December 31, 2008 and 2009 were RMB233,246,162 and RMB290,585,640, respectively. The deferred revenues related to overseas licensing as of December 31, 2008 and 2009 were RMB22,661,502 and RMB18,478,130, respectively.

(19) Cost of revenues

Online game related cost

Cost of online game services consist primarily of server and bandwidth leasing fees, staff costs involved in the operation of online games including network operation and customer services, value added tax (“VAT”), business tax and other direct costs of providing these services.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Before August 2009, PW Network was subject to VAT. Starting from August 2009, PW Network is subject to business tax. The Group has adopted the gross presentation for VAT and business tax, VAT and business tax are included in revenues and cost of revenues.

Companies that fulfill certain criteria set by the relevant authorities, develop their own software products or online games and have the software product or online game registered with the relevant authorities in the PRC are entitled to a refund of 14% VAT. For relevant periods presented, PW Network met these criteria and therefore was entitled to the 14% refund. The VAT refund was recorded as a reduction of cost of revenues.

The total amount of net VAT and business tax recorded in cost of revenues for the years ended December 31, 2007, 2008 and 2009 were RMB15,788,230, RMB31,873,732 and RMB70,629,145, respectively. See Note 19 for more details regarding VAT and business tax.

Film and television cost

See Note 2(11) for more details regarding film and television cost.

(20) Online game product development costs

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically includes both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the online game environment in the market. As the period between the date of technological feasibility and the game release date has historically been very short and the development costs incurred during this period were insignificant, all online game development costs to date have been expensed when incurred.

(21) Share-based compensation expense

Share-based compensation expense is for share awards, including share options, founder’s shares and restricted shares. For service-based share options awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For performance-based share options awards, the performance goals and vesting schedule of these awards are determined by the Board of Directors. For the performance-based awards, an evaluation is made each quarter as to the likelihood of the performance criteria being met. Share-based compensation costs are then recorded for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Black-Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of the ordinary shares, both internal and external sources of information are reviewed.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

A change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share options, the Group would recognize incremental compensation cost in the period the modification occurs and for unvested share options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(22) Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. For the years ended December 31, 2007, 2008 and 2009, the Group did not have any interest and penalties associated with tax positions, and the Group did not have any significant unrecognized uncertain tax positions.

(23) Statutory reserves

The Group’s subsidiaries and the VIEs incorporated in China are required to make appropriations to reserves, comprising the statutory general reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. For the years ended December 31, 2007, 2008 and 2009, profit appropriation to statutory general reserve for the Group’s entities incorporated in China was approximately RMB29,758,477, RMB65,026,358 and RMB86,617,974, respectively. No appropriation to other reserves were made for any of the years presented.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(24) Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expenses were RMB76,352,158, RMB132,272,754 and RMB158,403,334 for the years ended December 31, 2007, 2008 and 2009, respectively, and were recorded in Sales and marketing expenses.

(25) Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no capital leases for any of the years presented.

(26) Net earnings per share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common share equivalents outstanding during the period. Common share equivalents consist of the common shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible preference shares (using the if-converted method). Common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Stock options with performance conditions are included in the computation of diluted EPS if the options are dilutive and if their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(27) Dividends

The Board of Directors of the Company may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available.

Under PRC regulations, the Group’s subsidiaries and the VIEs incorporated in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP and regulations. In addition, the Group’s subsidiaries and the VIEs are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 2(23)) prior to payment of any dividends, unless such reserve fund has reached 50% of their respective registered capital. The reserve fund is not distributable in the form of cash dividends to the Company.

(28) Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

(29) Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group has recognized the translation adjustments as comprehensive income / (loss) in the Consolidated Statements of Changes in Shareholder’s Equity and Comprehensive Income. See Note 2(4) for more details concerning the translation adjustments.

(30) Recent accounting pronouncement

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The adoption of this standard will have no material impact on the Group’s consolidated financial statements.

In October 2009, the FASB approved the issuance of new guidance for revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Group has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2009, the FASB codified Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs, guidance which was issued by the FASB in June 2009. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The adoption of this standard will have no material impact on the Group’s consolidated financial statements.

3. Concentration and risks

There are no customers whose revenues individually represent greater than 10% of the total revenues for the years ended December 31, 2007, 2008 and 2009.

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investments. As of December 31, 2008 and 2009, majority of all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong and U.S. which management believes are of high credit quality.

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

4. Restricted cash

To meet the requirements under certain business acquisition and equity investment contracts, the Group made deposits of RMB150,361,200 and RMB5,033,966, respectively, into restricted bank accounts as guarantees as of December 31, 2008 and 2009.

5. Fair value measurement

The Group measures its cash equivalents and short term investments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Level 2— Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

When available, we use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that we use to measure the fair value of assets that we measure and report on our balance sheet at fair value on a recurring basis.

Money market fund. We value our money market fund using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, we classify the valuation techniques that use these inputs as Level 1.

Available-for-sale securities. As of December 31, 2008, our available-for-sale securities consisted of a structure deposit with certain financial institution. Available-for-sale securities are valued using alternative pricing sources and models utilizing market observable inputs, and accordingly we classify the valuation techniques that use these inputs as Level 2.

Time deposits. We value our time deposits using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, we classify the valuation techniques that use these inputs as Level 2.

As of December 31, 2008 and 2009, information about inputs into the fair value measurements of our assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	972,612,168	—	972,612,168	—
Money market fund	75,081,870	75,081,870	—	—
Short-term investments:
Available-for-sale securities	50,000,000	—	50,000,000	—

Total assets	1,097,694,038	75,081,870	1,022,612,168	—

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

		Fair value measurement at reporting date using
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	979,807,505	—	979,807,505	—
Money market fund	30,559,723	30,559,723	—	—
Short-term investments:
Time deposits	30,000,000	—	30,000,000	—

Total assets	1,040,367,228	30,559,723	1,009,807,505	—

6. Accounts receivable, net

	December 31, 2008	December 31, 2009
	RMB	RMB
Accounts receivable, gross	38,822,355	90,435,732
Provision for doubtful accounts	—	—

Accounts receivable, net	38,822,355	90,435,732

Accounts receivable are mainly related to the sale of game cards to distributors, initial license fees and usage based royalty fees due from overseas licensees.

7. Equity investments

The following sets forth the changes in the Group’s equity investments:

	Chengdu Seasky	PW Cultural	Ye Net	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2007	—	—	—	—
Investment	20,735,000	3,000,000	—	23,735,000
Share of loss in equity investment	(1,175,025)	—	—	(1,175,025)

Balance as of December 31, 2008	19,559,975	3,000,000	—	22,559,975
Investment	—	—	15,000,000	15,000,000
Share of loss in equity investment	(3,142,793)	—	(945,945)	(4,088,738)
Converted to controlling interest	—	(3,000,000)	—	(3,000,000)

Balance as of December 31, 2009	16,417,182	—	14,054,055	30,471,237

Investment in Chengdu Seasky

In April 2008, the Group made an investment of RMB20,735,000 in Chengdu Seasky Digital Entertainment Co., Ltd. (“Chengdu Seasky”) to acquire 20% of its equity interest. Chengdu Seasky is principally engaged in the design and development of online games in China.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Investment in PW Cultural

In August 2008, the Group made an investment of RMB3.0 million for 10% interest in PW Cultural. In 2009, the Group additional acquired equity interest in PW Cultural and obtained unilateral control of PW Cultural. As of December 31, 2009, the Group holds 80% equity interest in PW Cultural. See Note 10(2) for more details.

Investment in Ye Net

In April 2009, the Group made an investment of RMB15.0 million in Chengdu Ye Net Science and Technology Development Co., Ltd. (“Ye Net”) to acquire 30% of its equity interest. Ye Net is principally engaged in web game development and operation. The Group also has the option to acquire additional equity in Ye Net.

8. Property, equipment and software, net

	December 31, 2008	December 31, 2009
	RMB	RMB
Office space	81,672,831	81,672,831
Office furniture	3,186,461	3,763,835
Computers & office equipment	24,511,955	42,493,133
Game servers	66,826,114	144,601,569
Motor vehicles	3,376,224	6,086,068
Leasehold improvement	6,620,236	8,682,486
Software	10,661,745	17,889,285

Total	196,855,566	305,189,207
Less: Accumulated depreciation	(27,455,749)	(61,119,675)

Net book value	169,399,817	244,069,532

The depreciation expenses for property, equipment and software were RMB6,144,928, RMB20,810,195 and RMB33,685,717 for the years ended December 31, 2007, 2008 and 2009, respectively.

9. Asset acquisition

In October 2008, the Group entered into an agreement with Global InterServ (B.V.I.) Inc., (“InterServ”), a Taiwan-based game developer, to acquire rights related to two online games, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine for a total purchase consideration of approximately RMB102.9 million in cash. As the acquired net assets does not constitute a business, the Group accounted for this acquisition as an asset acquisition, and allocated the entire purchase price to the individual assets acquired and liabilities assumed based on their relative fair values, with no goodwill recorded.

The fair value of the assets acquired was as follows:

RMB
Games under development	78,417,506
Other intangible assets	24,434,496

Total	102,852,002

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

As the games under development have not reached technical feasibility and are considered in-process research and development costs (“IPR&D”). The acquired IPR&D were expensed immediately upon acquisition.

Other intangible assets acquired include the game engine and the non-compete agreements. These intangible assets that met capitalization criteria have been capitalized and are amortized over their estimated economic useful lives.

10. Business combination

(1) InterServ Caymans and its two PRC subsidiaries

In February 2009, the Group acquired a 100% equity interest in InterServ Caymans from InterServ, for an aggregate purchase price of approximately RMB158,786,000. Upon consummation of the transaction, InterServ Caymans and its two PRC subsidiaries, InterServ Shanghai and InterServ Chengdu, became the Group’s wholly owned subsidiaries. The main purpose of the acquisition is to further diversify the Group’s game pipeline and further strengthen the Group’s solid research and development capability. The purchase price was determined based on arms’ length negotiations between the Company and InterServ.

The acquisition had been accounted for as a business combination and the results of operations of InterServ Caymans and its subsidiaries from the acquisition date have been included in the Group’s consolidated financial statements. The allocation of the purchase price is as follows:

RMB (in thousand)
Tangible assets acquired	8,020
Identifiable intangible assets	40,160
Goodwill	110,606

Total	158,786

The excess of purchase price over tangible assets and identifiable intangible assets acquired were recorded as goodwill relating to the online game segment. No measurement period adjustment has been recorded. The identifiable intangible assets are amortized on a straight line basis over economic lives of 0.2 to 10 years estimated by the Group. During the year ended December 31, 2009, the Group revised the estimation of useful lives for certain intangible assets acquired (See Note 2(14)).

Based on the assessment on all the acquired companies’ financial performance made by the Group, none of the acquired company on its own or in total is considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

(2) PW Cultural

In August 2008, the Group made an investment of RMB3.0 million for 10% interest in PW Cultural, a newly established Chinese media and entertainment company and principally engages in film and television business. The Group accounted for the RMB3.0 million using the cost method of accounting. In April 2009, the Group further entered a capital increase and share transfer agreement with the other equity holder of PW Cultural, to acquire additional equity interest from the other equity holder for a consideration of RMB17.8 million. In addition, the Group also injected RMB52.2 million capital into PW Cultural in conjunction with the agreement. The Group holds 89% equity in PW Cultural after this transaction. As the Group obtained unilateral

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

control of PW Cultural on the acquisition date, it started to consolidate PW Cultural’s financial statements thereafter. According to the agreement, the Group is required to transfer up to 19% of its equity interest in PW Cultural to the non-controlling interest holder should the profit of the existing film projects acquired achieve certain predetermined profit target. In December 2009, the Group transferred 9% equity in PW Cultural to the non-controlling interest holder of PW Cultural for free based on the performance achieved of the acquired film projects. As of December 31, 2009, the Group holds 80% equity interest in PW Cultural. The Group recognized the non-controlling interest based on their equity interest and the fair value of contingent interest transfer on the acquisition date and the subsequent settlement was accounted for within equity. No additional equity interest adjustment needs to be made under the agreement.

The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of previously held equity interest in PW Cultural over (ii) the fair value of the identifiable net assets of PW Cultural is recorded as goodwill. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

RMB (in thousand)
Current assets	89,033
Non current assets	1,880
Current liabilities	(9,098)

Fair value of net assets of PW Cultural (a)	81,815

Cumulative consideration (b)	73,000
Non-controlling interest at fair value (c)	14,465

Goodwill (b+c-a)	5,650

Goodwill primarily represents the expected synergies from combining operations of the Group and PW Cultural, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of noncontrolling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

Based on the assessment on the acquired companies’ financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

11. Intangible assets, net

	As of December 31, 2008			As of December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	RMB	RMB	RMB	RMB	RMB	RMB
Copyrights	4,402,702	(2,239,942)	2,162,760	5,715,938	(2,944,582)	2,771,356
Game engine	15,614,496	(261,383)	15,353,113	15,614,496	(3,384,330)	12,230,166
Non-compete agreements.	8,820,000	(147,000)	8,673,000	27,533,692	(6,195,996)	21,337,696
Trade mark	—	—	—	15,030,000	(15,030,000)	—
Customer relationship	—	—	—	5,380,000	(5,380,000)	—
Others	—	—	—	1,678,490	(1,087,475)	591,015

Total	28,837,198	(2,648,325)	26,188,873	70,952,616	(34,022,383)	36,930,233

Amortization expenses for the intangible assets were RMB1,017,117, RMB1,320,022 and RMB31,374,058 for the years ended December 31, 2007, 2008 and 2009, respectively. The accelerated amortization expense regarding to the change in the estimated useful life of certain intangible assets acquired from InterServ recorded during the quarter ended December 31, 2009 was RMB17,459,000 (See Note 2(14)).

The estimated amortization expenses for the above intangible assets for each of the following five years are:

	For the years ending December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	10,481,895	10,343,706	10,156,962	5,711,315	236,355

12. Goodwill

The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Group’s acquisition. The changes in the carrying value of goodwill by segment are as follows:

	Online game related operation	Film, television and others	Total
	RMB	RMB	RMB
Balance as of December 31, 2008	—	—	—
Increase in goodwill related to acquisition	110,606,000	5,650,000	116,256,000
Impairment losses	—	—	—

Balance as of December 31, 2009	110,606,000	5,650,000	116,256,000

The Group is required to perform an impairment assessment of its goodwill on an annual basis or when facts and circumstances warrant a review. The Group performed an impairment assessment relating to goodwill arising from its acquisitions as of December 31, 2009, and concluded that there was no impairment as to the carrying value of the goodwill.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

13. Accrued expenses and other liabilities

	December 31, 2008	December 31, 2009
	RMB	RMB
Professional fee accruals	13,390,091	12,794,923
Accrued expenses	3,043,357	15,519,466
Sales rebates	4,215,270	6,250,507
Others	4,164,451	5,490,599

Total	24,813,169	40,055,495

The professional fee accruals mainly consisted of unpaid accounting and legal expenses.

14. Shares repurchase liability

On December 29, 2008, the Company entered into an agreement to repurchase a total of 18,750,000 class A ordinary shares for approximately RMB386,648,554 cash consideration from SAIF and an affiliate of SAIF. The closing date for the agreement was set at January 15, 2009. The agreement was irrevocable because there were no closing conditions that cannot be met by relevant parties. Both the amount to be paid and the settlement date were fixed. The Company treated the agreement similar to an already-executed treasury stock transaction and accounted for the unpaid cash consideration as share repurchase liability in the financial statements as of December 31, 2008. All amounts related to this repurchase agreement have been paid by December 31, 2009. There was no share repurchase liability as of December 31, 2009.

15. Others, net

The following table summarizes the Group’s other income or expenses:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Government grants	4,500,000	1,300,000	9,437,000
Exchange loss	(6,834,819)	(12,187,231)	(1,298,050)
Others	653,101	(648,356)	2,283,431

Total	(1,681,718)	(11,535,587)	10,422,381

16. Ordinary shares

Shares Repurchase Program

In October 2008, the Group’s Board authorized an ADS repurchase program to repurchase up to US$100 million of the Company’s ADSs (each ADS represents five ordinary shares) from October 2008 to October 2009. The following is a summary of the Company’s repurchase activity in the open market during 2008 and 2009:

	For the years ended December 31,
	2008	2009
	US$ (except for share data)	US$ (except for share data)
Total number of shares repurchased	202,725	8,213,235
Cost	669,483	19,999,746
Average price paid per share	3.30	2.44

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In addition to and separate from the above ADS repurchase program, the Company completed a repurchase of 18,750,000 shares of its Class A ordinary shares for approximately RMB386,648,554 from SAIF and an affiliate of SAIF on January 15, 2009, and a repurchase of a total of 1,203,812 shares of its Class A ordinary shares and 11,296,188 shares of its Class B ordinary shares for approximately RMB358,290,214 from SAIF on June 1, 2009.

The Company accounts for shares repurchased but pending for cancellation under the cost method and includes such treasury stock as a component of the common shareholders’ equity.

As of December 31, 2008, 202,725 Class B ordinary shares were repurchased but pending cancellation. These shares were recorded at historical purchase cost of RMB4,575,649. All the repurchased shares were cancelled by the year ended December 31, 2009. Refer to Note 14 for additional information related to the shares repurchase liability recorded as of December 31, 2008.

17. Series A convertible preferred shares

In September 2006, the Group issued an aggregate of 80,000,000 shares of Series A convertible preferred shares (“Preferred Shares”) in a private placement at a price of US$0.1 per share to a group of institutional and private investors (collectively, the “Preferred Shareholders”). All preferred shares were converted automatically into equal number of ordinary shares on July 31, 2007 upon the initial public offering of the ADS of the Company. As of December 31, 2008 and 2009, there were no preferred shares issued and outstanding.

18. Share-based compensation

Share Incentive Plan

On September 6, 2006, the Board of Directors of the Company approved the Pre-IPO Share Incentive Plan, which was subsequently supplemented and revised by obtaining the approval from the Board of Directors of the Company on June 19, 2007. According to the revised Share Incentive Plan, 32,145,000 Class B ordinary shares were reserved to be issued to any qualified employees, as determined by the Board. On July 4, 2008, the Company’s shareholders approved the amendment to the Share Incentive Plan by changing the option expiry date to the earlier of (i) termination of service with the Company, (ii) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement. The amendment applies to share options granted after July 4, 2008.

On February 28, 2009, the Company’s shareholders approved an amendment to the share incentive plan that effectively increased the number of Class B ordinary shares authorized for issuance under the share incentive plan by 10,000,000. On November 14, 2009, the Company’s shareholders approved a further amendment to the share incentive plan that increased the number of Class B ordinary shares authorized for issuance under the share incentive plan to 44,645,000. In addition, the option expiry date was changed to the earlier of (i) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement, (ii) three months after the termination of service with us other than for disability or death, or (iii) one year after the termination of service with the Company due to disability or death. The amendment applies to share options granted after November 14, 2009.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Share Options

(1) Service-based share options

The Company granted 6,654,920, 3,884,725 and 640,800 serviced-based share options to its officers (including directors) and employees for the years ended December 31, 2007, 2008 and 2009, respectively. These awards generally vest over a four year term, the vesting schedule of each share option award is determined by the Board of Directors.

Share-based compensation expenses related to service-based share options of RMB7,619,788, RMB20,032,193 and RMB40,564,834 were recognized in the Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB85,028,396 as of December 31, 2009, adjusted for estimated forfeitures, and the weighted average period over which it would be recognized was 2.26 years. No income tax benefit was recognized in the statements of operations for share-based compensation arrangements for the years ended December 31, 2007, 2008 and 2009 as no tax deduction was claimed. No compensation cost was capitalized as part of fixed assets for the years ended December 31, 2007, 2008 and 2009.

In March 2009, our Board of Directors approved an option modification to reduce the exercise prices for certain outstanding service-based share options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of our ADSs traded on the Nasdaq as of March 2, 2009, which was the last trading day prior to the board approval. 16 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company expects to take a modification charge for the incremental compensation cost of RMB3,863,060 over the remaining vesting periods of two years to four years for the modified share options. There was no significant modification for the years ended December 31, 2007 and 2008.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2009, and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2009	18,916,895	0.73	3.59	51,483,386
Granted	640,800	2.26
Exercised	(5,992,760)	0.34
Forfeited or cancelled	(611,730)	1.28

Outstanding as of December 31, 2009	12,953,205	0.58	2.67	94,723,244

Vested and expected to vest as of December 31, 2009	12,466,282	0.57	2.67	91,195,065
Exercisable as of December 31, 2009	4,837,820	0.46	2.58	35,920,252

No option expired during years ended December 31, 2007, 2008 and 2009.

The weighted-average grant date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 were RMB10.23 (US$1.35) per option, RMB22.20 (US$3.14) per option and RMB19.59 (US$2.87) per option, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 were Nil, RMB114,194,367 and RMB262,753,218, respectively. The intrinsic value is calculated as the difference between the Company’s closing stock price on the date of exercise and the exercise price of the shares. The Company expects to issue new ordinary shares to satisfy share option exercises.

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2007	2008	2009
Risk-free interest rates (%)(1)	3.94%-5.05%	2.22%-3.11%	1.80%-1.94%
Expected life (in years)(2)	3.35-4.92	3.33-3.96	3.61-3.65
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	44.58%-62.50%	46.81%-53.80%	57.15%-57.55%

1.	The risk-free interest rate is based on the implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available. Otherwise, the risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

2.	The Company had limited relevant historical information to support the expected exercise behavior of its employees who had been granted options. Therefore, the simplified method is used to estimate the expected life of stock options granted under which is based on the average between the vesting period and the contractual term for each grant.

3.	The Company has no history or expectation of paying dividends on its common stock.

4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

(2) Performance-based share options

The Company granted 5,345,105 and 9,566,660 performance-based share options to its officers and employees for the years ended December 31, 2008 and 2009. No performance-based share option was granted during the year ended December 31, 2007. These awards are generally vested over a four year term. The performance goals and vesting schedule of these awards are determined by the Board of Directors. For those awards, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date.

Share-based compensation expenses related to performance-based share options of RMB9,202,811 and RMB36,679,268 were recognized in the Consolidated Statements of Operations for the years ended December 31, 2008 and 2009. The unamortized compensation costs related to the unvested awards not yet recognized were RMB71,010,604 as of December 31, 2009, adjusted for estimated forfeitures and expected to vest performance-based options, and weighted average period over which it would be recognized was 2.92 years. No income tax benefit was recognized in the statements of operations for share-based compensation arrangements for the years ended December 31, 2008 and 2009 as no tax deduction was claimed. No compensation cost was capitalized as part of fixed assets for the years ended December 31, 2008 and 2009.

In March 2009, our Board of Directors approved an option modification to reduce the exercise price and vesting schedules for certain outstanding performance-based share options that were granted by the Company in

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2007 and 2008 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of our ADSs traded on the Nasdaq as of March 2, 2009, which was the last trading day prior to the board approval. 141 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company expects to take a modification charge for the incremental compensation cost of RMB8,996,087 over the remaining vesting periods of threes years to four years for the modified options. There was no significant modification for the year ended December 31, 2008.

The summary of performance-based share options activities under the Share Incentive Plan as of December 31, 2009 and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2009	5,293,821	3.09	3.91	1,921,901
Granted	9,566,660	2.14
Exercised	(65,540)	1.78
Forfeited or cancelled	(2,544,996)	2.12

Outstanding as of December 31, 2009	12,249,945	1.86	3.77	73,873,716

Vested and expected to vest as of December 31, 2009	9,940,061	1.84	3.79	60,086,297
Exercisable as of December 31, 2009	157,105	1.85	3.02	948,967

No option expired during the years ended December 31, 2008 and 2009.

The weighted-average grant date fair value of options granted during the years ended December 31, 2008 and 2009 were RMB15.76 (US$2.23) per option and RMB6.06 (US$0.89) per option, respectively. The Company expects to issue new ordinary shares to satisfy share option exercises.

The total intrinsic value of options exercised during the years ended December 31, 2008 and 2009 were Nil and RMB3,138,650. The intrinsic value is calculated as the difference between the Company’s closing stock price on the date of exercise and the exercise price of the shares.

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2007	2008	2009
Risk-free interest rates (%)(1)	N/A	2.22%-3.11%	1.49%-2.05%
Expected life (in years)(2)	N/A	3.33-3.96	3.51-4.59
Expected dividend yield(3)	N/A	—	—
Expected volatility (%)(4)	N/A	47.45%-53.80%	49.87%-57.75%

1.	The risk-free interest rate is based on the implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available. Otherwise, the risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2.	The expected life of share options granted with performance condition is based on the Company’s estimation considering historical exercise patterns, which the Company believes are representative of future behavior.

3.	The Company has no history or expectation of paying dividends on its common stock.

4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

Restricted Shares

In addition to share options, share-based compensation expenses arose from 6,928,570 restricted shares awarded by principal shareholders in September 2006 to the Chief Technology Officer. For purposes of recording compensation expense, this grant was treated as if it was awarded by the Company. The ordinary shares were awarded to the Chief Technology Officer for his contributions of certain management, technology and technological expertise since the inception of the Company. These ordinary shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award. These ordinary shares were not included in the Company’s revised share incentive plan.

The Company granted 2,448,325 services-based restricted shares and 930,000 performance-based restricted shares to aggregate 619 of its officers and employees during the year ended December 31, 2008. Subsequently, the Company replaced these restricted shares with stock options in December 2008. No incremental cost had to be recorded for this modification because the fair value of the options after modification was below the fair value of the restricted shares before modification. There were no service-based or performance-based restricted shares granted in 2009.

Accordingly, share-based compensation expenses related to services-based restricted shares of RMB724,339, RMB15,167,940 and RMB644,691 were recognized in the Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009, respectively. Share-based compensation expense related to performance-based restricted shares were RMB5,496,887 and Nil recognized in the consolidated statements of operation for the years ended December 31, 2008 and 2009.

The summary of restricted share activities as of December 31, 2009 and changes during the year is presented below:

	Number of shares	Fair value per share at grant date
		US$
Unvested as of January 1, 2009	3,031,249	0.06
Granted	—	—
Vested	(1,732,143)	0.06
Forfeited or cancelled	—

Unvested as of December 31, 2009	1,299,106	0.06

Expected to vest thereafter	1,299,106	0.06

As of December 31, 2009, RMB481,923 of unrecognized compensation cost related to restricted shares. Such cost is expected to be recognized over a weighted-average period of 0.75 year.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The total fair value of shares vested for the years ended December 31, 2007, 2008 and 2009 were RMB81,453,376, RMB55,168,226 and RMB70,524,798 respectively.

19. Taxation

a. VAT

PW Network was subject to a 17% VAT for the revenues from online game business in the PRC before August 2009. The Group has adopted the gross presentation for VAT, VAT is included in revenues and cost of revenues.

Companies that fulfill certain criteria set by the relevant authorities, develop their own software products or online games and have the software product or online game registered with the relevant authorities in the PRC are entitled to a refund of 14% VAT. For relevant periods presented, PW Network met these criteria and therefore was entitled to the 14% refund. The VAT refund was recorded as a reduction of cost of revenues, hence the net VAT amount included in cost of revenues amounted to only 3% of the related revenues. PW Network was also subject to 10% surcharge of VAT payables according to PRC tax law.

Starting from August 2009, the state and local tax authorities approved PW Network to convert from a VAT payer to a business tax payer.

b. Business tax

The Group’s subsidiaries and VIEs incorporated in China are subject to a 5% business tax on revenues generated from online game business in the PRC. In addition, the Group’s VIEs incorporated in China are also subject to a 0.5% related surcharges on revenues for city construction and education. Business tax and the related surcharges are recognized when the revenue is earned.

Revenues generated from PW Cultural’s film advertising are subject to a 5% business tax and a 3% cultural development fee. According to an applicable governmental policy, revenues generated from PW Cultural’s film distribution and licensing arrangement are exempt from the business tax.

According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax.

c. Income taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries in Cayman Islands and British Virgin Islands are not subject to tax on their income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States

PW USA is subject to 34% corporate income taxes in the United States.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by PW Hong Kong to the Company are not subject to any Hong Kong withholding tax. PW Hong Kong has no significant operations in Hong Kong since its inception.

Malaysia, Taiwan and Netherlands

The Group’s subsidiaries established in Malaysia, Taiwan and Netherlands do not have significant operations since their inception during the year ended December 31, 2009.

PRC

Prior to January 1, 2008, PRC corporate income tax (“CIT”) was generally assessed at the rate of 33% taxable income. Pursuant to the income tax laws and rules then effective, an enterprise qualified as both a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential CIT rate of 15% and was further entitled to a two-year CIT exemption for the first two years during which it has cumulative taxable income after offsetting against its historic cumulative losses carried forward, and a 50% reduction of its applicable CIT rates for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential CIT rate of 15% and was further entitled to a three-year CIT exemption from either its first year of operation, or if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable CIT rates for the succeeding three years.

Under the previous income tax laws and rules, PW Network was qualified both as a “software enterprise” and a “high and new technology enterprise” in the PRC and enjoyed preferential tax treatments as a result of this status. PW Network did not have any cumulative taxable income for the years ended December 31, 2005 and 2006. PW Network achieved cumulative taxable income for the year ended December 31, 2007 and the CIT exemption periods to which PW Network is entitled started from 2007. Therefore, PW Network was exempted from CIT in 2007 and 2008 and would be subject to a 50% reduction of applicable CIT rates from 2009 to 2011.

Under the previous income tax laws and rules, PW Software was qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone in the PRC and enjoyed preferential tax treatments as a result of this status. However, as PW Software was incorporated in the second half year of 2006 and elected to start its preferential tax treatment in 2007 as permitted by PRC tax rules. PW Software was exempted from CIT in 2007, 2008 and 2009 and would be subject to a 50% reduction of applicable CIT rates from 2010 to 2012.

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to CIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “software enterprises” and/or “high and new technology enterprises,” whether FIEs or domestic companies. The new CIT law became effective on January 1, 2008.

Under the new CIT law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

PW Network has been qualified as “high and new technology enterprise” under the new CIT law from 2008 to 2010 and maintained its “software enterprise” status in 2008 and 2009. PW Network elected to enjoy the preferential tax treatment as the “software enterprise”. Therefore, PW Network was entitled to the tax exemption in 2008 and a 50% income tax reduction to a rate of 12.5% in 2009 and will continue to be entitled to such reduction till 2011, provided that it continues to be qualified as a “software enterprise” during such period.

PW Software has also been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable CIT rate in 2010. The reduced applicable CIT rate of PW Software will be 12.5%. If PW Software will continue to be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable CIT rate from 2011 to 2012. The reduced applicable CIT rate is expected to be 12.5%.

Shanghai PW Network has been qualified as “software enterprise” status in 2009. Shanghai PW Network achieved cumulative taxable income for the year ended December 31, 2009. Therefore, Shanghai PW Network is entitled to the tax exemption in 2009 and 2010 and would be subject to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013, provided that it continues to be qualified as a “software enterprise” during such period.

According to some circulars issued by State Administration of Taxation, PW Cultural is entitled to an exemption from corporate income tax in 2009 and 2010.

Except for PW Network, PW Software, Shanghai PW Network and PW Cultural, the Group’s other China-based subsidiaries and VIEs are subject to a 25% CIT rate.

Withholding tax on undistributed dividends

New CIT law imposes a withholding tax for any dividends to be distributed. All undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. All the foreign invested enterprises are subject to the withholding tax from January 1, 2008.

Pursuant to the new CIT law and the Implementing Rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises. A lower withholding tax rate will be applied if there is a tax treaty arrangement between China and the jurisdiction of the foreign holding companies, such as Hong Kong, which will be taxed at 5%. PW Software is invested by immediate foreign holding company in Hong Kong. So dividend declared by PW Software is subjected to the withholding tax at a rate of 5%. In the fourth quarter of 2008, to fund the Company’s share repurchase program, PW Software decided to declare dividend for the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, a 5% withholding tax of RMB26.0 million was accrued and recorded as deferred tax liabilities as of December 31, 2008.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The Group continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, the Board of Directors approved a change in the Group’s dividend policy and decided that the Group will not distribute any profit out of PW Software arising in the third quarter of 2009 and beyond upon the expiration of the share repurchase program and will maintain such profit onshore to reinvest in its PRC operation indefinitely. Therefore, no withholding income tax was accrued thereafter.

The license fees and royalties received from the Group’s licensees in various jurisdictions outside of the PRC are subject to withholding taxes at rates ranged from 10% to 20%. The Group recognized RMB11,587,441, RMB27,303,570 and RMB34,617,375 as income tax expense related to withholding taxes during the years ended December 31, 2007, 2008 and 2009, respectively.

Components of income taxes

	For the years ended December 31
	2007		2008		2009
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB	RMB	RMB
Current income tax expense	—	—	—	—	2,420,685	12,545,786
Deferred income tax (credit)/ expense	—	—	—	—	(3,788,920)	2,743,411
Foreign withholding tax expense	9,761,761	1,825,680	15,194,185	12,109,385	19,996,289	14,621,086
PRC withholding tax on dividend	—	—	26,000,000	—	19,744,931	—

Income tax expense	9,761,761	1,825,680	41,194,185	12,109,385	38,372,985	29,910,283

Reconciliation of the difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2007, 2008 and 2009 is as follows:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Statutory income tax rate	33%	25%	25%
Effect on tax incentive and holiday	(28.4)%	(27.1)%	(24.0)%
Effect due to tax-exempt entities	(4.6)%	1.7%	(0.2)%
Change in valuation allowance	—	0.4%	0.7%
Effect of the overseas withholding taxes	3.1%	3.9%	3.1%
Effect of the PRC withholding tax for dividend distribution	—	3.7%	1.8%
Others	—	—	(0.2)%

Effective income tax rate	3.1%	7.6%	6.2%

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The following table sets forth the computation of the effects of the tax incentive and holidays granted to the subsidiaries and VIEs of the Company for the years ended December 31, 2007, 2008 and 2009, respectively:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Effect of tax incentive and holiday	106,045,346	189,760,732	265,317,929
Basic net earnings per share effect	0.51	0.68	1.05

d. Deferred tax assets and deferred tax liabilities

	December 31, 2008	December 31, 2009
	RMB	RMB
Deferred tax assets:
Foreign withholding tax	2,824,733	2,155,473
Net operating loss carryforwards	3,100,439	11,233,212
Current reserves and accruals	—	1,243,511
Depreciation and amortization	—	1,934,204
Others	—	322,618

Total deferred tax assets	5,925,172	16,889,018
Less: Valuation allowance	(3,100,439)	(10,944,625)

Net deferred tax assets	2,824,733	5,944,393

Deferred tax liabilities:
Withholding income tax on dividend	26,000,000	19,744,931
Others	—	2,743,411

Total deferred tax liabilities	26,000,000	22,488,342

Movement of valuation allowance

	For the years ended December 31
	2008	2009
	RMB	RMB
Balance at beginning of the year	—	3,100,439
Current year addition	3,100,439	9,525,924
Current year reversal	—	(1,681,738)

Balance at end of the year	3,100,439	10,944,625

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20. Employee benefits

The full-time employees of the Company’s subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations for such employee benefits amounted to approximately RMB8,608,488, RMB25,862,197 and RMB46,012,764 for the years ended December 31, 2007, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Company’s obligation is limited to the amounts contributed.

21. Net earnings per share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2007, 2008 and 2009:

	For the years ended,
	December 31, 2007	December 31, 2008	December 31, 2009
	RMB	RMB	RMB
Numerator:
Net profit	361,948,585	646,456,114	1,037,201,399
Cumulative unearned dividends of Series A convertible preferred shares*	(1,739,759)	—	—
Numerator for basic earnings per share	360,208,826	646,456,114	1,037,201,399

Numerator for diluted earnings per share	361,948,585	646,456,114	1,037,201,399

Denominator:
Weighted-average number of ordinary shares outstanding, basic	208,737,775	280,987,729	252,138,828
Effect of Series A convertible preferred shares	45,150,685	—	—
Effect of dilutive share options	13,335,711	15,250,422	16,865,538

Weighted-average number of ordinary shares outstanding, diluted	267,224,171	296,238,151	269,004,366

Basic earnings per ordinary share	1.73	2.30	4.11
Diluted earnings per ordinary share	1.35	2.18	3.86

*	The holders of the Series A convertible preferred shares shall be entitled to receive cumulative dividends in preference to any dividend on the ordinary shares or any other class or series of shares at the rate of 5% of the original issue price per annum, when and as declared by the Board of Directors.

For the years ended December 31, 2007, 2008 and 2009, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately Nil, 2,789,243 and 584,614, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

22. Segment Information

The Group has determined that it currently operates in two principal operating segments: 1) online game related operation and 2) film, television and others. Information regarding the business segments provided to the Company’s CODM is usually at the revenue level or gross margin level. The Company currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following is a summary of revenues, cost of revenues and gross profit:

	Online game related operation	Film, television and others	Total
	RMB	RMB	RMB
Year ended December 31, 2007:
Revenues	689,123,614	—	689,123,614
Cost of revenues	118,982,981	—	118,982,981

Gross profit	570,140,633	—	570,140,633

Year ended December 31, 2008:
Revenues	1,437,178,366	—	1,437,178,366
Cost of revenues	175,264,350	—	175,264,350

Gross profit	1,261,914,016	—	1,261,914,016

Year ended December 31, 2009:
Revenues	2,094,558,366	49,804,306	2,144,362,672
Cost of revenues	271,043,328	28,717,551	299,760,879

Gross profit	1,823,515,038	21,086,755	1,844,601,793

Geographic information for the years ended December 31, 2007, 2008, and 2009 is based on the location of the customers. Revenues from external customers by geographic areas were as follows:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
China	615,740,988	1,243,075,554	1,800,440,209
International	73,382,626	194,102,812	343,922,463

Total	689,123,614	1,437,178,366	2,144,362,672

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

23. Related party transaction

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2009:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. (“Jiuzhou Tianyuan”)	Equity owner of PW Network

Human Edu-Tech Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

Beijing Golden Human Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

Beijing Human Online Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

Unisplendour Communication Co., Ltd.	One of the Company’s former Directors (between September 2006 and May 2010) is the President of Unisplendour Communication

Unisplendour Yihai Technology Co., Ltd.	One of the Company’s former Directors (between September 2006 and May 2010) is the President of Unisplendour Yihai Technology

E-Pie Entertainment and Technology Co., Ltd.	Under the control of Mr. Michael Yufeng Chi

Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd. (“Jiuzhou Kaiyuan”)	Equity owner of PW Cultural and under the control of one of the Company’s former Directors (between September 2006 and May 2010)

Chengdu Seasky	An investee of the Company

Ye Net	An investee of the Company

SAIF	One of the Company’s Directors is the Partner of SAIF

During the years ended December 31, 2007, 2008 and 2009, significant related party transactions were as follows:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cash collection on behalf of Ye Net	—	—	2,983,896
To acquire additional equity in PW Cultural from Jiuzhou Kaiyuan	—	—	17,800,000
Short-term loan to Jiuzhou Tianyuan	—	—	6,980,000

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

As of December 31, 2008 and 2009, outstanding amount due from/to related parties were as follows:

	December 31, 2008	December 31, 2009
	RMB	RMB
Due from Ye Net for service fee	—	159,100

Total	—	159,100

Due to Ye Net for cash collection on behalf of Ye Net	—	650,616
Due to Ye Net for investment fund	—	5,000,000

Total	—	5,650,616

24. Commitments and contingencies

a. Contractual commitment

Contractual commitments related to office rental, leases signed for co-location services and server rentals, leasehold improvement and building renovation and other commitments are presented in the following table:

	Office rental	Co-location & Server rental	Leasehold improvements & Building renovation	Others	Total
	RMB	RMB	RMB	RMB	RMB
2010	15,009,444	59,590,336	91,139,660	30,608,400	196,347,840
2011	8,146,546	—	—	—	8,146,546
2012	2,411,167	—	—	—	2,411,167
2013 and thereafter	—	—	—	—	—

	25,567,157	59,590,336	91,139,660	30,608,400	206,905,553

The rental expenses including server leasing rental and office rental were approximately RMB74,365,202, RMB73,654,524 and RMB83,861,093 for the years ended December 31, 2007, 2008 and 2009, respectively, and were charged to the statement of operations when incurred.

b. Contingencies

The Group did not record any legal contingencies as of December 31, 2009.

25. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund (see Note 2(23)) requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,326.0 million or 57.7% of the Company’s total consolidated net assets as of December 31, 2009. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings due to losses incurred by them.

26. Subsequent events

(1) Options grants

On March 3, 2010, the Company granted 6,954,625 share options to certain employees of the Company. These shares options are subject to the vesting period as well as certain performance criteria restrictions.

(2) Acquisition of C&C Media

In April 2010, the Company acquired a 100% equity interest in C&C Media from ATLUS Co., Ltd., a Japanese computer and video game developer, publisher, and distributor and other shareholders of C&C Media, for an aggregate purchase price of approximately US$21.0 million. Upon consummation of the transaction, C&C media became the Company’s wholly owned subsidiary. The Company is still in the process of doing valuation and purchase price allocation.

(3) Investment in Chengdu Ye Net Science and Technology Development Co., Ltd.

In April 2010, Chengdu PW Network exercised an option to acquire an additional stake in Ye Net, a web game developer and operator. Following the completion of the transaction, the Company’s effective equity stake in Ye Net will be increased to 80%. This investment provides the Company with enhanced control and greater flexibility in generating synergies between the web game business and the Company’s core business. The Company is still in the process of doing valuation and purchase price allocation.

(4) Investment in Beijing Zhizhu Network Technology Co., Ltd. (“Zhizhu Network”)

In April 2010, PW Network entered into an agreement with Zhizhu Network to acquire 20% equity interest in Zhizhu Network for a consideration of RMB27.0 million. This strategic investment is expected to allow the Company to leverage Zhizhu Network’s large user base to further grow the Company’s online gaming community.

(5) Investment in Runic Games, Inc.

In May 2010, the Company acquired 74.47% equity interest in Runic Games, a specialized developer of PC-based entertainment software in the U.S., at the consideration of approximately US$8.4 million. This strategic investment will allow the Company to further enhance its strong R&D capabilities, and leverage Runic Games’ creative and professional development team to create global titles through enhanced control and a closer collaboration. The Company is still in the process of doing valuation and purchase price allocation.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

27. Additional information – Condensed Financial Statements

The separate condensed financial statements of Perfect World Co., Ltd. (the “Company”) as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheet as “Long-term investments” and the profit of the subsidiaries is presented as “Equity in profit of subsidiaries &VIEs” on the statement of operations.

For the VIEs, where the Company is the primary beneficiary, the amount of the Company’s investment is included on the balance sheet as “Long-term investments” and profit or loss of the VIEs is included in “Equity in profit of subsidiaries &VIEs” in the statement of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long term obligations, or guarantees as of December 31, 2009. Operating expense for the Company for the year ended December 31, 2009 include share-based compensation expenses as a result of the options granted to employees. Total share-based compensation for the years ended December 31, 2007, 2008 and 2009 were RMB8,344,127, RMB48,713,139 and RMB74,958,496, respectively, which were recorded in the Company’s financial statements.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

27. Additional information—Condensed Financial Statements (Continued)

Financial information of parent company

Condensed Balance Sheets

	Notes	December 31,	December 31,	December 31,
		2008	2009	2009
		RMB	RMB	USD(Note 2(5))
Assets
Current assets
Cash and cash equivalents	2(6)	87,037,943	82,295,837	12,056,408
Accounts receivable, net		13,474,163	15,838,140	2,320,300
Due from related parties		80,083,888	65,509,319	9,597,170
Prepayments and other assets		4,308,600	3,340,638	489,406
Deferred tax assets		808,178	153,906	22,547

Total current assets		185,712,772	167,137,840	24,485,831

Non current assets
Long-term investments		1,318,631,597	2,433,812,262	356,555,512
Due from related parties		570,120,546	260,014,712	38,092,371
Prepayments and other assets		795,545	618,177	90,563
Deferred tax assets		138,228	—	—

Total assets		2,075,398,688	2,861,582,991	419,224,277

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other liabilities		1,520,518	11,061,574	1,620,530
Share repurchase liability	14	386,648,554	—	—
Due to related parties		14,323,160	27,765,997	4,067,741
Deferred revenues		5,053,581	1,327,720	194,512

Total current liabilities		407,545,813	40,155,291	5,882,783

Deferred revenues		2,250,492	524,183	76,793
Due to related parties		—	523,644,350	76,714,331

Total liabilities		409,796,305	564,323,824	82,673,907

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008; 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued and outstanding as of December 31, 2009)	16	223,481	198,506	29,081
Additional paid-in capital	16	1,177,967,483	381,099,428	55,831,382
Treasury stock	14,16	(391,224,203)	—	—
Statutory reserves	2(23)	94,945,533	181,563,507	26,599,204
Accumulated other comprehensive loss	2(4)	(65,577,655)	(65,453,443)	(9,588,983)
Retained earnings		849,267,744	1,799,851,169	263,679,686

Total Shareholders’ Equity		1,665,602,383	2,297,259,167	336,550,370

Total Liabilities and Shareholders’ Equity		2,075,398,688	2,861,582,991	419,224,277

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

27. Additional information—Condensed Financial Statements (Continued)

Financial information of parent company

Condensed Statements of Operations

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD(Note 2(5))
Revenues
Overseas licensing revenues	59,550,994	96,719,972	66,312,348	9,714,814

Total Revenues	59,550,994	96,719,972	66,312,348	9,714,814
Cost of revenues	(127,928)	(2,386,498)	(3,387,175)	(496,224)

Gross profit	59,423,066	94,333,474	62,925,173	9,218,590
Operating expenses
Research and development expenses	(4,247,767)	(22,684,164)	(36,730,329)	(5,381,025)
Sales and marketing expenses	(3,213,512)	(7,038,182)	(10,214,114)	(1,496,376)
General and administrative expenses	(18,412,720)	(38,767,936)	(44,795,378)	(6,562,560)

Total operating expenses	(25,873,999)	(68,490,282)	(91,739,821)	(13,439,961)

Operating profit / (loss)	33,549,067	25,843,192	(28,814,648)	(4,221,371)

Other income / (expenses)
Interest income	18,742,163	8,386,868	141,326	20,704
Others, net	(104,737)	7,589	(135,949)	(19,917)

Income / (loss) before tax	52,186,493	34,237,649	(29,809,271)	(4,220,584)
Income tax expense	(9,761,762)	(15,194,185)	(16,125,344)	(2,362,376)
Equity in profit of subsidiaries &VIEs	319,523,854	627,412,650	1,082,136,014	158,533,822

Net income	361,948,585	646,456,114	1,037,201,399	151,950,862

Cumulative unearned dividends of Series A Preferred Shares	(1,739,759)	—	—	—

Net income attributable to ordinary shareholders	360,208,826	646,456,114	1,037,201,399	151,950,862

Condensed Statements of Cash Flows

	For the years ended December 31
	2007	2008	2009	2009
	RMB	RMB	RMB	USD(Note 2(5))
Net cash provided / (used in) by operating activities	49,204,069	(28,668,288)	52,441,386	7,682,706
Net cash (used in) / provided by investing activities	(327,220,801)	(570,120,549)	286,124,513	41,917,478
Net cash provided by / (used in) financing activities	1,008,354,608	(738,762)	(343,196,447)	(50,278,564)
Effect of exchange rate changes on cash and cash equivalents	(31,771,062)	(19,453,753)	(111,558)	(16,343)

Net increase / (decrease) in cash	698,566,814	(618,981,352)	(4,742,106)	(694,723)
Cash and cash equivalents, beginning of the period	7,452,481	706,019,295	87,037,943	12,751,131

Cash and cash equivalents, end of the period	706,019,295	87,037,943	82,295,837	12,056,408