Form 20-F
period 2010-12-31
Perfect World Co., Ltd.
filed 2011-05-09
CIK 1403849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010.

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

Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District

Beijing 100101, Peoples’ Republic of China

(Address of principal executive offices)

Kelvin Wing Kee Lau

Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District

Beijing 100101, Peoples’ Republic of China

Phone: (86 10) 5780-5700

Facsimile: (86 10) 5780-5713

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

39,171,195 Class A ordinary shares, par value US$0.0001 per share, and 211,839,885 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2010.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

•

“outstanding Class B ordinary shares” and “Class B ordinary shares outstanding” refer to our Class B outstanding ordinary shares, excluding 1,733,090 Class B ordinary shares that have been issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, but are reserved in anticipation of the exercise of options under our share incentive plans;

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:

Online game operation revenues	98,392	615,741	1,250,960	1,879,933	2,156,258	326,706

Overseas licensing revenues	1,014	73,383	186,218	214,626	214,981	32,573

Film, television and other revenues	—	—	—	49,804	99,195	15,029
Total revenues	99,406	689,124	1,437,178	2,144,363	2,470,434	374,308
Online game related cost	(24,604)	(118,983)	(175,264)	(271,043)	(378,679)	(57,376)
Film, television and other cost	—	—	—	(28,718)	(66,018)	(10,002)
Cost of revenues	(24,604)	(118,983)	(175,264)	(299,761)	(444,697)	(67,378)
Gross profit	74,802	570,141	1,261,914	1,844,602	2,025,737	306,930
Operating expenses	(102,253)	(219,892)	(584,813)	(760,356)	(1,146,390)	(173,695)
Operating (loss) / income	(27,451)	350,249	677,101	1,084,246	879,347	133,235
Total other (expenses) / income	(291)	23,287	22,659	21,738	34,755	5,266
(Loss) / income before tax	(27,742)	373,536	699,760	1,105,984	914,102	138,501
Net (loss) / income	(27,945)	361,949	646,456	1,037,701	826,563	125,237
Net (income) / loss attributable to non-controlling interests	—	—	—	(500)	14,138	2,142
Net (loss) / income attributable to the Company’s shareholders	(27,945)	361,949	646,456	1,037,201	840,701	127,379
Series A convertible preferred shares accretion	(1,834)	—	—	—	—	—
Cumulative unearned dividends of Series A convertible preferred shares	(1,019)	(1,740)	—	—	—	—
Net (loss) / income attributable to ordinary shareholders	(30,798)	360,209	646,456	1,037,201	840,701	127,379

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net (loss) / income per ordinary share
Basic	(0.21)	1.73	2.30	4.11	3.36	0.51
Diluted	(0.21)	1.35	2.18	3.86	3.17	0.48
Net (loss) / income per ADS
Basic	(1.02)	8.63	11.50	20.57	16.80	2.55
Diluted	(1.02)	6.77	10.91	19.28	15.87	2.41
Weighted average number of ordinary shares used in per share calculations:
Basic	150,403,134	208,737,775	280,987,729	252,138,828	250,232,543	250,232,543
Diluted	150,403,134	267,224,171	296,238,151	269,004,366	264,818,376	264,818,376
Share-based compensation cost included in:
Cost of revenues	(9)	(128)	(3,000)	(4,984)	(6,938)	(1,051)
Research and development expenses	(312)	(1,703)	(22,366)	(36,730)	(37,481)	(5,679)
Sales and marketing expenses	(31)	(876)	(4,733)	(7,291)	(13,079)	(1,982)
General and administrative expenses(1)	(37,828)	(5,638)	(19,801)	(28,884)	(39,287)	(5,953)

(1)	General and administrative expenses in 2006 include a RMB30,300,487 one-time share-based compensation charge in connection with a founder’s ordinary shares becoming subject to restrictions and the subsequent elimination of these restrictions in 2006 and a RMB7,508,775 one-time share-based compensation charge in connection with our issuance of Series A convertible preferred shares to a founding shareholder at par value in 2006.

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	101,357	1,496,033	1,333,076	1,567,165	1,387,621	210,246
Total assets	127,530	1,665,741	2,562,288	3,009,017	4,405,329	667,474
Total liabilities	84,030	275,365	896,686	693,467	1,045,741	158,446
Series A convertible preferred shares	61,797	—	—	—	—	—
Total shareholders’ equity	43,500	1,390,376	1,665,602	2,315,550	3,359,588	509,028
Total liabilities and shareholders’ equity	127,530	1,665,741	2,562,288	3,009,017	4,405,329	667,474

Exchange Rate Information

Our business is primarily conducted in China and most of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 31,

2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 29, 2011, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.4900 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8294	6.8176	6.8470
2010
November	6.6670	6.6538	6.6330	6.6892
December	6.6000	6.6497	6.6000	6.6745
Full year	6.6000	6.7603	6.6000	6.8330
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

We have a limited operating history and the long-term potential of our online games is unproven, which makes it difficult to evaluate our business and prospects.

We commenced our game development business in 2004 and launched our first MMORPG, Perfect World, in China in January 2006. As of the date of this annual report, we have launched ten additional MMORPGs and one online casual game in China since September 2006. In North America, we have launched localized versions of seven MMORPGs through our subsidiary, Perfect World Entertainment Inc., or PW USA. In Japan, we operate four of our own games and one game licensed from other developer through C&C Media Co., Ltd., or C&C Media, a Japanese online game operator acquired by us in April 2010. We have launched two localized version of MMORPGs in Europe through our wholly owned European subsidiary, Perfect World Europe B.V., or

PW Europe. As such, we have a limited relevant operating history for you to evaluate our business, financial performance and prospects. We may not be able to achieve similar growth rate or game development pace in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks and difficulties frequently encountered by companies entering rapidly evolving markets, including the online game market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

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

The online game industry, from which we derive all of our revenues, is a relatively new and evolving industry and concept. The growth of the online game industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, many of which are beyond our control. These factors include:

•

the growth of personal computer, Internet and broadband users and their penetration in China and other markets in which we offer our games, the size of population within our targeted age group, and the rate of any such growth;

•	whether the online game industry, particularly in China, the rest of the Asia-Pacific region, North America and Europe, continues to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

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

The world economy is sill recovering from the recent global financial crisis. While the Chinese economy has recovered more quickly than some other major economies, it still faces challenges. The long-term effects of the stimulus plans and other measures implemented by the Chinese government since 2008 remain to be seen. Since we derive most of our revenues from China, any slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our game players may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing game players. Furthermore, the economic recession in other countries where our games are operated may reduce game players’ level of disposable income, perceived future earnings capacities and willingness to spend, and may thus result in a decline in their spending on our games and a corresponding decrease in our revenues and profit.

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

We only have limited experience in identifying, financing and completing large acquisitions or joint venture transactions. In April 2010, we acquired a 100% equity interest in C&C Media from Atlus Co., Ltd., a Japanese computer and video game developer, publisher, and distributor and other shareholders of C&C Media. Upon consummation of the transaction, C&C media became our wholly owned subsidiary. In May 2010, we acquired a majority stake in Runic Games, Inc., or Runic Games, a specialized developer of PC-based entertainment software in the United States. In July 2010, we acquired majority equity interests in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd., or Xinbaoyuan, and Shanghai Baohong Entertainment Media Co., Ltd., or Baohong, both engaged in the film and television program production and distribution. These acquisitions and our future similar transactions could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations.

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

We incurred a net loss of RMB27.9 million for the year ended December 31, 2006. We cannot assure you that we will not incur net losses in the future or that there will not be any earnings or revenue declines in any future periods. We expect that our total operating expenses will increase as we further grow our business. We incur significant costs and operating expenses to develop, market and operate a game and may not collect revenues in connection with the game for some time or at all. Any failure or delay in generating revenues could result in material operating losses and harm our financial condition.

As we currently depend on a limited number of online games for substantially all of our revenues, any adverse developments relating to these games may adversely affect our future results of operations.

We anticipate that our existing eleven MMORPGs and one online casual game in operation will continue to account for a substantial majority of our revenues in 2011. Although we currently have a number of new games in pipeline, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

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

As of the date of this annual report, we have licensed eleven of our games to game operators overseas. We plan to further license our existing and new games in more countries and regions. The offering of our games in the international markets exposes us to a number of risks, including:

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

The countries and regions where we license our games impose various restrictions on online games. For example, Korea requires online game companies to obtain a ratings classification for online games and implement procedures to restrict the distribution of online games to minors. In Vietnam, all game servers must be shut down between 10pm and 8am, no online game advertisement is permitted and no Internet Cafe can be operated within 200 meters of a school. If we are unable to effectively manage these and other risks associated with the licensing of our games overseas, our ability to expand our business internationally and our growth prospect could be impaired.

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

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to our success. In particular, we have spent significant amount of time and resources in developing our game engines and must continue to protect the technology. We do not hold any patents in China or elsewhere and intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. We have taken steps to prevent the misappropriation of our proprietary technology, including registration of our existing online games and our Angelica 3D game engine, Cube 2.5D game engine, EPARCH 2D game engine and Raider 2D game engine for copyright protection, registration of our domain names and entering into non-competition and confidentiality agreements with our key employees. However, these steps may be inadequate. Any misappropriation by our employees, licensees or other third parties of intellectual property used in our business, whether licensed to us or owned by us, could have an adverse effect on our business and operating results. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

We may be subject to intellectual property infringement claims which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing certain of our existing games.

We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, on March 17, 2011, a patent infringement lawsuit, entitled Abridge Technology v. Metropcs Communications, Inc. et al., Case No. 11-cv-00180 was filed in the United State District Court for the Eastern District of Texas against thirty parties. PW USA is one of the thirty parties in this case. The plaintiff alleges that these thirty parties infringed four of its patents related to conducting electronic commerce using electronic tokens. We believe this case is without merit and intend to vigorously defend it.

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

As a result of the disruptions in the global financial markets and other macro-economic challenges since 2008, our licensees, distributors, service or product suppliers and other vendors may experience cash flow concerns. As a result, licensees and distributors may delay their payment to us and vendors may increase their prices, reduce their output or change terms of sales. Additionally, if the operating and financial performance of our licensees, distributors and/or vendors deteriorates, or if they are unable to make scheduled payments or obtain credit, licensees or distributors may not be able to pay, or may delay payment of, accounts receivable owed to us and vendors may restrict credit or impose different payment terms. Any inability of current or potential licensees or distributors to pay us or any demands by vendors for different payment terms may adversely affect our earnings and cash flow.

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

Our business could be adversely affected by the effects of H1N1 influenza, avian flu, severe acute respiratory syndrome, or SARS, or any other epidemic or outbreak. Any prolonged recurrence of H1N1 influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities. For example, after the mudflow in Zhouqu, Gansu Province in August 2010, we suspended our game service during a one-day national mourning period. The earthquake, tsunami and nuclear crisis hitting Japan in March 2011 also caused a temporary decline in the number of game players logged on to our games in Japan and a delay of the commercial launch of our new games in Japan.

If PRC tax benefits currently available to our PRC subsidiaries and our PRC affiliated entities are reduced or repealed, our business and results of operations could suffer.

On March 16, 2007, the National People’s Congress of China enacted a new corporate income tax law, which took effect on January 1, 2008. The implementing rules of the new corporate income tax law, or the Implementing Rules, were adopted on December 6, 2007 and took effect on January 1, 2008. Under the new corporate income tax law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, Beijing Perfect World Software Co., Ltd., or PW Software, and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as “software enterprises” and/or “high and new technology enterprises.” Under the new corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax rates or tax exemption or reduction will continue to enjoy the preferential tax treatment for a period of five years from January 1, 2008 or until the expiration of the preferential tax exemption or reduction term. See “Item 5. Operating and Financial Review and Prospects—Taxation—PRC—PRC Corporate Income Tax.”

In addition, Perfect World (Beijing) Pictures Co., Ltd., or PW Pictures (formerly known as Beijing Perfect World Cultural Communication Co., Ltd., or PW Cultural) is entitled to an exemption from business tax with respect to the revenue of film distribution. PW Software is entitled to an exemption from business tax with respect to the game development business and related technology consultancy services that it engages in, which falls within the definition of technology development business.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operation and Internet publishing licenses, or engaging in the business of film and television program production and distribution. In light of these restrictions, we rely on PW Network and Beijing Huanxiang Zongheng Network Technology Co., Ltd., or PW Literature, to hold and maintain the licenses necessary to operate our online games and online reading services in China respectively. In addition, we rely on PW Pictures and Beijing Perfect Moment Pictures Co., Ltd., or Perfect Moment, a parent company of PW Pictures, to operate our film and television program production and distribution business. PW Network is a Chinese company controlled by Beijing Shiji Xiangshu Technology Co., Ltd., a PRC company controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer. PW Network and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Network. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. PW Literature is a Chinese company owned by Mr. Michael Yufeng Chi and Mr. Qi Zhu, our senior vice president in charge of operations. PW Literature and its equity owners have also entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Literature. These include two loan agreements, an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. Perfect Moment is a Chinese company controlled by Mr. Michael Yufeng Chi and Mr. Tian Liang, a Chinese citizen. PW Pictures is a Chinese company and a wholly owned subsidiary of Perfect Moment. Perfect Moment and its equity owners and Perfect Pictures have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over Perfect Moment and PW Pictures. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. For a description of these contractual arrangements with PW Network, PW Literature, Perfect Moment and PW Pictures. see “Item 4. Information on the Company—History and Development of the Company” and “Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners”, “Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners” and “Item 7. Related Party Transactions— Contractual Arrangements with Perfect Moment and its Equity Owners and PW Pictures.”

Under the equity pledge agreements, the shareholders of PW Network, PW Literature and Perfect Moment pledged their respective equity interests in PW Network, PW Literature and Perfect Moment to PW Software. According to the PRC Property Rights Law which took effect on October 1, 2007, such pledge has to be registered with the relevant administration for industry and commerce. Before October 1, 2008, PW Software applied for registration of the pledge of PW Network’s equity interests, but the application was denied as no registration procedures were available. In September 2008, the State Administration for Industry and Commerce of China issued the Administrative Measure of Share Pledge Registration, which took effect as of October 1, 2008, and stipulated the registration procedures for equity pledge in accordance with PRC Property Rights Law. We have completed the registration of the pledge of PW Literature’s equity interests in January 2011 and are currently in the process of applying for registration of the pledge of PW Network’s equity interests with Beijing Administration for Industry and Commerce. We intend to apply for registration of the pledge of Perfect Moment’s equity interests. We cannot assure you that PW Software will be able to register the pledge in the near future, and if PW Software is unable to do so, the effectiveness of such pledge may be affected.

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

On September 28, 2009, the General Administration of Press and Publication of China, or GAPP, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term “foreign investors” or make a distinction between foreign online game companies and China based companies under a similar corporate structure like ours. Thus, it is unclear whether such regulations will be applicable to us or many other China based companies that rely on similar contractual arrangements with variable interest entities to operate online games in China.

In the opinion of King & Wood, our PRC counsel, each of the above agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular and the GAPP Notice described above. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

PW Software’s contractual arrangements with PW Network, PW Literature, Perfect Moment and PW Pictures may result in adverse PRC tax consequences to us.

We could face material and adverse PRC tax consequences if the PRC tax authorities determine that PW Software’s contractual arrangements with our variable interest entities PW Network, PW Literature, Perfect Moment and PW Pictures were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by these variable interest entities which could adversely affect us by (i) increasing the tax liabilities of these variable interest entities without reducing PW Software’s tax liability, which could further result in late payment fees and other penalties to these variable interest entities for underpaid taxes; or (ii) limiting the ability of PW Software and these variable interest entities to maintain preferential tax treatments and other financial incentives.

PW Software’s contractual arrangements with PW Network, PW Literature, Perfect Moment and PW Pictures and their respective equity owners may not be as effective in providing control over these entities as direct ownership of these entities.

We conduct substantially all of our operations, and generate substantially all of our revenues, in China through contractual arrangements with PW Network, PW Literature, Perfet Moment and PW Pictures and their respective equity owners that provide us with effective control over PW Network, PW Literature, Perfet Moment and PW Pictures. We depend on PW Network to hold and maintain certain licenses necessary for our online game business. PW Network also owns all of the intellectual property, facilities and other assets relating to the operation of our online games in China, and employs the personnel for our online game operation and distribution. We depend on PW Literature to provide online reading and related services. We depend on Perfect Moment and PW Pictures to provide film and television programs production and distribution business. We have no ownership interest in PW Network, PW Literature, Perfect Moment and PW Pictures. Although we have been advised by King & Wood, our PRC legal counsel, that each contract under PW Software’s contractual arrangements with these entities is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over these entities as direct ownership. In addition, PW Network, PW Literature, Perfect Moment and PW Pictures or their respective equity owners may breach the contractual arrangements. For example, PW Network, PW Literature and Perfect Moment may distribute dividends to their respective equity owners, who may decide not to remit these dividends to us in accordance with the existing contractual arrangements.

PW Network is wholly-owned by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd., which are companies controlled by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Di He, our chief technology officer, Mr. Tongyan Wang, a Chinese citizen, and several other beneficial owners of our ordinary shares. PW Literature is wholly-owned by Mr. Michael Yufeng Chi and Mr. Qi Zhu, our senior vice president in charge of operations. Perfect Moment is wholly-owned by Mr. Michael Yufeng Chi and Mr. Tian Liang, a Chinese citizen. Conflicts of interest between their duties to our company and to each of PW Network, PW Literature, Perfect Moment and PW Pictures may arise. We cannot assure you that when conflicts of interest arise, the ultimate equity owners of these entities will act completely in our interests or that conflicts of interest will be resolved in our favor. These ultimate equity owners could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others.

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

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly among minors. In April 2007, eight PRC government authorities, including GAPP and several other governmental authorities issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined as “healthy,” three to five hours is defined as “fatiguing,” and five hours or more is defined as “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors.

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

The laws and regulations governing the online game, online reading, film and television program production and distribution industries in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game, online reading, film and television program production and distribution industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP, the Ministry of Culture, the Ministry of Public Security, and the State Administration on Radio, Film and Television, or the SARFT, are empowered to issue and implement regulations governing various aspects of these industries.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games, online reading, and film and television program production and distribution services. For example, an Internet content provider, or ICP, such as PW Network and PW Literature, must obtain an ICP license in order to engage in any commercial ICP operations within China. Online game and online reading operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games and reading services through the Internet. A film production license or a film production license (single film) issued by the SARFT is required to produce films in China and a film distribution license is required to distribute films. Television plays can only be produced by entities that hold either a film production license or a license for the production and operation of radio and television program or by qualified broadcasters. The television play producers must also obtain either a multiple television play production license or a single television play production license to produce television plays. No television play may be distributed or broadcasted without a television play distribution license.

Before May 2008, we did not hold an Internet publishing license as the issuance of such licenses had been suspended by the GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Hot Dance Party, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals are published by PW Network currently. The Internet publication of all of our existing online games has been filed with the GAPP. In order to operate the online reading business, PW Literature has applied to the GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

PW Pictures, Xinbaoyuan, Baohong and Beijing iTime Production Co., Ltd., or iTime, hold license for the production and operation of radio and television program issued by SARFT. Xinbaoyuan holds multiple television play production license issued by SARFT. PW Pictures, Baohong and iTime are required to apply for a single television play production license before producing any new television play. All these entities are required to apply for a film production license (single film) issued by the SARFT before producing any new film in China.

As the online game, online reading and film and television program production and distribution industries are at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to these industries. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

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

Our game operations revenues are collected through the sale of our prepaid cards or sale of our online points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games issued by the Ministry of Culture on February 15, 2007, directs the People’s Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items. On June 4, 2009, Ministry of Commerce jointly issued Notice on the Reinforcement of the Administration of Virtual Currency in Online Games, which defines what is virtual currency and requires that entities shall obtain the approval from the Ministry of Commerce before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. Entities are prohibited from using virtual currency to carry out gambling business.

These restrictions may result in lower sales of our prepaid cards or online points, and could have an adverse effect on our game operations revenues.

PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games.

On December 12, 2007, the SARFT, and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from the SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services. On April 1, 2010, the SARFT issued the Tentative Catalogue of Internet Video/Audio Program Services, which classifies the internet video and audio services into three categories and provides detailed description on each category. On May 1, 2007, PW Network and Shanghai Feifahong Network Technology Co., Ltd., or Shanghai Feifahong Network, entered into an agreement under which Shanghai Feifahong Network provides PW Network with Internet video/audio program services on Shanghai Feifahong Network’s website for certain of our online games. We have ceased our cooperation with Fefahong in 2010. In addition, we have obtained the SARFT license to provide internet video and audio services through our website wanmei.com in 2010.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75 and the relevant SAFE regulations, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 and the relevant SAFE regulations apply retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch.

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75 and the relevant SAFE regulations. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurance that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 and the relevant SAFE regulations. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries or PW Network or PW Literature, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

We are a holding company, and we conduct our business primarily through our subsidiaries and affiliated entities incorporated in China. These entities are subject to PRC laws and regulations including, in the case of our wholly owned subsidiaries, laws applicable to wholly-foreign owned enterprises. In addition, we depend on PW Network, PW Literature, PW Picture and Perfect Moment to honor their agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% in the following three years. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi has fluctuated since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. As most of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from July 26, 2007, the first day on which our ADSs were listed on Nasdaq, until May 6, 2011, the trading price of our ADSs has ranged from US$8.78 to US$50.49 per ADS and the closing sale price on May 6, 2011 was US$25.31 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the market price of the ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status, and there can be no assurance the IRS or a court will agree with our determination. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We urge investors in our ADSs and ordinary shares to consult their tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares if we are, or become, a PFIC.

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

In April 2008, we entered into a capital increase and share transfer agreement with Chengdu Seasky Digital Entertainment Co., Ltd., a limited liability company in China, or Chengdu Seasky, and its equity holders, to acquire a 20% equity interest in Chengdu Seasky. We increased our equity interest in Chengdu Seasky to 40% in the first quarter of 2010. Chengdu Seasky is principally engaged in the design and development of online games in China. In January 2011, we entered into an agreement to transfer the 40% equity interest to an officer of Seasky.

In April 2008, we established PW USA, a Delaware corporation and our wholly owned subsidiary, to capture potential business opportunities in North America. PW USA is currently operating seven of our MMORPG games in North America.

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

In August 2008, PW Network invested in a minority stake in PW Pictures and then acquired all the remaining equity interest through a series of transactions. PW Pictures is a Chinese media and entertainment company principally engaged in film and television program production and distribution and advertising services in China. In February 2011, PW Network completed the registration with the State Administration for Industry & Commerce, or SAIC, of the PRC on the transfer of the equity interest in PW Pictures to Perfect Moment, the company’s newly established variable interest entity controlled by PW Software through a series of contractual arrangements. PW Network is currently in the process of finalizing the transaction details with Perfect Moment. See “Item 7. Related Party Transactions” for a description of the contractual arrangements among PW Software, Perfect Moment and its equity owners, and PW Pictures.

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

In February 2009, PW Network established Chengdu Perfect World Network Technology Co., Ltd., or Chengdu PW Network, to expand our game operation and development. In April 2009, Chengdu PW Network invested in a 30% equity interest in Chengdu Ye Net Science and Technology Development Co., Ltd., or Ye Net. Ye Net is a Chinese company principally engaged in web game development and operation. Through a series of transactions, in January 2011, we increased our equity interest in Ye Net to 80%.

In December 2009 and January 2010, we established Perfect World Universal Cooperatieve U.A. and Perfect World Europe B.V., or PW Europe, respectively, both in Netherlands, to capture potential business opportunities in Europe. PW Europe is currently operating two of our games in Europe.

In April 2010, we acquired a 100% equity interest in C&C Media from Atlus Co., Ltd., a Japanese computer and video game developer, publisher, and distributor and other shareholders of C&C Media. Upon consummation of the transaction, C&C media became our wholly owned subsidiary.

In April 2010, PW Network invested a 20% equity interest in Beijing Zhizhu Network Technology Co., Ltd., or Zhizhu Network. This strategic investment is expected to allow us to leverage Zhizhu Network’s large user base to further grow our online gaming community.

In May 2010, we acquired a majority stake in Runic Games, a specialized developer of PC-based entertainment software in the United States.

In July 2010, PW Pictures acquired majority equity interests in Xinbaoyuan and Baohong. In March 2011, PW Pictures entered into an agreement to acquire a majority equity interest in Beijing Flourish Pictures Co., Ltd., or Flourish. Flourish was later renamed as Beijing Hope Century Pictures Co., Ltd., or Hope Century. These strategic investments are expected to broaden our involvement in the entertainment industry, bring new and future growth opportunities to our company, while creating synergies with our core gaming business primarily through content generation and co-promotion.

Our principal executive offices are located at Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China. Our telephone number at this address is (8610) 5780-5700. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B. Business Overview

We are a leading online game developer and operator in China. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Since 2006, we have launched, in China, eleven self-developed MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur, and Empire of the Immortals, and our first online casual game, Hot Dance Party. In the fourth quarter of 2010, our games recorded approximately 999,000 average concurrent users in China. In April 2008, we established our wholly owned U.S. subsidiary, PW USA, to capture potential business opportunities in North America. Since September 2008, we launched localized versions of Perfect World II, Pocketpet Journey West, Zhu Xian, Battle of the Immortals, Chi Bi, Legend of Martial Arts and Forsaken World, in North America through PW USA. In April 2010, we acquired C&C Media to expand our overseas operating capabilities. Currently C&C Media operates, in Japan, four of our own games and one game licensed from other developer. In January 2010, we established our wholly owned European subsidiary, PW Europe, to capture potential business opportunities in Europe. Since October 2010, we have launched, in Europe, localized version of Zhu Xian and Forsaken World in French and German through PW Europe. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

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

We have achieved an impressive game development track record. In January 2011, the Company won the “2010 Top 10 Chinese Game Developers” and “2010 Top 10 Chinese Game Operators” in the 2010 China Game Industry Annual Conference. In October 2010, the Company won the “China Online Culture Achievement Award” at the 8th China International Digital Content Expo. Zhu Xian and Swordsman Online won the awards of “2010 Top 10 Most Popular Online Games” and “2011 Top 10 Most Anticipated Online Games,” respectively, in the 2010 China Game Industry Annual Conference. In October 2010, Zhu Xian, Forsaken World and Swordsman Online won awards for the “Top 10 Most Favorite Online Games among Game Players,” the “Best Self-Developed Online Games” and the “Top 10 Most Anticipated Online Games by Game Players,” respectively, in the China Digital Entertainment Exposition and Conference. Zhu Xian was ranked among the “Top 10 Popular Online Games” and the “Top 10 Popular Domestic Online Games” in China in 2010 according to International Data Corporation, or IDC, a premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications and consumer technology markets. Each of Zhu Xian, Perfect World II and Forsaken World was ranked among the top ten “China Domestic 3D MMORPGs” in 2010 according to IDC. In addition, Swordsman Online was ranked among the “Top 10 Anticipated Online Games” in 2010 according to IDC.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2008, 2009 and 2010, 97.2%, 98.5% and 99.0%, respectively, of our online game operation revenues were generated through this item-based revenue model. We distribute our physical and virtual prepaid cards and online points to players in China through a variety of channels, consisting primarily of a network of 36 provincial distributors of our physical cards and over one thousand distributors of our virtual cards or online points through our proprietary E-sales system. We also sell online points through our own website. Although a substantial portion of our revenues are generated in China, as of the date of this annual report, we have exported our games, Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals to various countries and regions, and we plan to export our games to more countries and regions.

We have grown substantially since our inception, and generated revenues of RMB1.4 billion, RMB2.1 billion and RMB2.5 billion (US$374.3 million) in 2008, 2009 and 2010, respectively. We achieved net income of RMB646.5 million, RMB1,037.2 million and RMB840.7 million (US$127.4 million) in 2008, 2009 and 2010, respectively.

Products and Services

Online Games

Since our inception in March 2004, we have developed, operated and distributed seven 3D MMORPGs, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Forsaken World, one 3D online casual game, Hot Dance Party, two 2.5D MMORPG, Battle of the Immortals and Empire of the Immortals, one 2D turn-based MMORPG, Fantasy Zhu Xian, and one 2D real-time MMORPG, Dragon Excalibur. Hardware requirements and overall graphics for 2.5D games are generally in between 2D and 3D games. All of our 3D games are developed by using our proprietary Angelica 3D game engine. Battle of the Immortals and Empire of the Immortals are developed by using our proprietary Cube 2.5D game engine. Fantasy Zhu Xian is developed using our proprietary EPARCH 2D game engine. Dragon Excalibur is developed using our Raider 2D game engine. Our games offer “anytime play,” meaning users can play the games 24 hours a day, seven days a week.

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

Game	Date of Launch	Number of Expansion Packs Released Since Date of Launch	Minimum Hardware Configuration Requirements
Perfect World	January 2006	11	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 4 GB hard drive

Legend of Martial Arts	September 2006	8	Pentium III 600 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 1.5 GB hard drive

Perfect World II	November 2006	11	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 5 GB hard drive

Zhu Xian	May 2007	10	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 3 GB hard drive

Chi Bi	January 2008	8	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 4 GB hard drive

Hot Dance Party	March 2008	7	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 4 GB hard drive

Pocketpet Journey West	October 2008	1	Celeron 800 Mhz CPU, 256 MB RAM, 32 MB 3D Accelerator display card and 3 GB hard drive

Battle of the Immortals	April 2009	3	Celeron 800 Mhz CPU, 256 MB RAM, Geforce2 MX 400/32M display card and 1.5 GB hard drive

Fantasy Zhu Xian	October 2009	3	Celeron 800 Mhz CPU, 256 MB RAM, TNT 2/32M display card and 2.5 GB hard drive

Forsaken World	October 2010	0	Celeron 800 Mhz CPU, 256 MB RAM, Geforce2 MX 400/32M display card and 4 GB hard drive

Dragon Excalibur	October 2010	0	Celeron 800 Mhz CPU, 256 MB RAM, Geforce2 MX 400/32M display card and 2 GB hard drive

Empire of the Immortals	March 2011	0	Celeron 800 Mhz CPU, 256 MB RAM, Geforce2 MX 400/32M display card and 2 GB hard drive

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

Legend of Martial Arts. We launched the Legend of Martial Arts game in September 2006, when we sold in-game items during the open beta testing. We developed Legend of Martial Arts based on a popular TV drama series with the same Chinese name, “ .” Legend of Martial Arts is an adventure story of Chinese swordsmen set in an ancient kingdom. It is designed to provide a more light-hearted and less intense game environment than Perfect World. The game attempts to capture the look and feel that has made the TV series a hit with the Chinese audience. We have enriched the game content by creating stories developed specifically for the game. We engage a team of writers, including the playwright of the TV series. In addition to employing many of the customization features found in Perfect World, Legend of Martial Arts contains several features designed to provide players a flavor of traditional oriental culture. Legend of Martial Arts is the first game for which we adopted an item-based revenue model. Unlike the time-based revenue model, users can play the basic functions of Legend of Martial Arts free of charge for as long as they want. Players are charged when they purchase in-game items, such as performance-enhancing items, clothing, accessories and pets. This allows players to further express their own or virtual personalities and enhance the game experience. In-game items can be “purchased” at virtual stores within the game using one of two kinds of currencies: either with an in-game virtual currency known as “yuanbao,” which game players obtain by purchasing prepaid cards or online points with real money, or with another in-game virtual currency known as “gold coins,” which game players can obtain for free by completing certain missions and activities within the game.

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

Forsaken World. We launched our ninth MMORPG, Forsaken World, in October 2010 and adopted an item-based revenue model for this game. Forsaken World is a 3D MMORPG set against the backdrop of a fantasy world called Grand Mundo, where players themselves alter the fate of Grand Mundo through their individual actions in the game. The game features exciting elements such as rule of time, rule of space, magic and divinity. Forsaken World adopts a system of annalistic history, and allows players to impact core contents such as the epoch, the orbiting of constellations and the birth of deities.

Dragon Excalibur. We launched our tenth MMORPG, Dragon Excalibur, in October 2010 and adopted an item-based revenue model for this game. Dragon Excalibur is our first 2D real-time MMORPG set against a backdrop based on ancient Chinese mythology. It features lustrous visual effects, clan battles that blend Eastern and Western fighting styles, diversified pet systems, and innovative classes and skills. It also brings compatible 3D zooming in a 2D online game.

Empire of the Immortals. We launched our eleventh MMORPG, Empire of the Immortals, in March 2011. Following Battle of the Immortals, Empire of the Immortals is the second 2.5D MMORPG in our Immortals franchise. Featuring the international style of the Immortals series and running on an upgraded Cube engine, Empire of the Immortals introduces novel gaming experiences and exciting visual effects to satisfy various tastes of different players.

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

The network part of the Angelica 3D game engine provides a platform to streamline online data transmission, game operation and user control. Our network engine is able to support up to 160 concurrent charactors on the same scene, thus facilitating in-game events, such as battles on a massive scale.

Our Angelica 3D game engine can support the development of a range of styles of games under various game environments. We have employed this engine to develop all of our existing 3D MMORPGs and our 3D online casual game, and are using it in connection with the development of new 3D online games.

We have developed our Cube 2.5D game engine which was used to develop Battle of the Immortals and Empire of the Immortals. Our Cube 2.5D engine balances graphics quality and hardware requirements: it can generate high-quality graphics with 3D depiction of the background, in-game items and characters, while the games developed by Cube engine have relatively low hardware requirements compared to 3D games. Our Cube 2.5D engine adopts angle locking technique and manages to reduce the technical difficulty of graphics display by shielding sky and distant objects in the game scenes.

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

We have developed our Raider 2D game engine, which was used to develop Dragon Excalibur. Our Raider 2D engine adopts some technologies used in 3D games in order to render high-quality graphics and special effects, such as more ground layer graphics, enhanced background resolution, dynamic lighting and opaque layering effects. In addition, it adopts an innovative concept to simulate some 3D effects through lens zooming. It also utilizes the capacity of display cards more efficiently for better rendering effects as well as lower CPU usage. With our Raider 2D game engine, players can enjoy more exciting gaming experiences without sacrificing the advantage of low hardware requirements of typical 2D games.

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

Membership Management and Payment System

We offer Perfect Pass, our integrated membership management system, to our customers in China. It is designed to provide our customers with an integrated user-friendly platform to log in, play and purchase any products and services that we offer. To play our online games, a customer must register an account with our Perfect Pass system. Once registered, the customer may log into our network, select and activate the desired games that the customer wishes to play, and then charge his account with prepaid cards or online points that enable the customer to play for a specified period of time or purchase in-game items. Each customer needs to maintain only one Perfect Pass account, which provides information regarding the customer’s available prepaid online points, profile and payment history of the last three months.

A customer can purchase the prepaid cards through our various distribution channels both online and offline. Each prepaid card contains a unique access code and password that enables a player to add online points to his account. Our prepaid cards are offered in a variety of denominations to provide players with flexibility, and each prepaid card may be used to play any of our online games. To avoid third parties’ misuse of our customers’ accounts, we offer a series of security measures by linking the account with our customer’s mobile phones, such as the lock-up of account and lock-up of IP addresses via short message instructions.

Customers in North American and Europe can set up their billing profile and carry ZEN, a virtual currency, after creating their Perfect World accounts. Customers can purchase ZEN, to make payments for all games operated by PW USA and PW Europe, through various payment methods including but not limited to credit cards, prepaid cards and mobile phone payments.

Customers in Japan can create their MK accounts through MK-STYLE, our self-developed and operated online game portal site. Customers in Japan can use their MK Points, to make payments for all games operated by C&C Media. MK Points can be purchased through three major payment gateways widely available in Japan.

Pricing and Distribution

Pricing. We have two different pricing models: (1) time-based, which we have adopted for Perfect World; and (2) item-based, which we have adopted for our other games operated in China. Under the time-based model, players pay for game playing time. The pricing was determined near the end of the open beta testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Under the item-based model, players can play the basic functions of the game free of charge for as long as they want. We generate revenues when players purchase and consume the in-game items such as performance-enhancing items, clothing, accessories and pets that enhance the game play experience. We determine the price of each in-game item before its introduction, generally based on an analysis of a series of benchmarks, such as the price of similar items offered in other online games, the market price of the real-life item represented by the in-game item, and pricing of other popular forms of entertainment.

Distribution. We established our distribution network by leveraging our management team’s extensive connections accumulated from their previous software distribution experience. We distribute our physical and virtual prepaid cards and online points through various channels.

Physical card: We generally sell physical cards through a network of third-party distributors. We have entered into agreements with 36 provincial distributors across China. These distributors resell the cards to sub-distributors who, in turn, distribute the cards to approximately 70,000 Internet cafés, newsstands, convenience stores and other retail outlets throughout China.

E-sales system: Each of our E-sales regional distributors has a sales account in our E-sales system. Upon receipt of their payment, we allocate to the distributor a number of online points or virtual cards on the central E-sales computer system operated and monitored by us. The distributors can electronically transfer the online points or virtual cards in their sales accounts to the accounts of their sub-distributors, retailers or players on our central E-sales computer system. Through this system, we also cooperate with telecommunication operators and bundle the collection of fees for our games with their user services, such as their prepaid phone cards and SMS services. As a result, gamers can conveniently make payments through their mobile phones. This system of electronic sales simplifies logistics by eliminating the need for, and the cost of, physical game cards, and allows us to centrally monitor the transfers of the online points or virtual cards by the distributors.

Online payment platforms: We sell our online points directly to players for charging their accounts via our own website without any discount. Payments for purchases are processed by banks and other third-party online payment platform service providers. These online payment platform service providers receive transaction fees, which reduce the net payment we receive from them.

Overseas Licensing

As of the date of this annual report, we have licensed ten MMORPGs, namely Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Pocketpet Journey West, Battle of the Immortals, Fantasy Zhu Xian, Forsaken

World, Dragon Excalibur and Empire of the Immortals, and one online casual game, Hot Dance Party, to overseas operators. Under our license agreements, we allow our overseas licensees to exclusively operate, promote, service and distribute our games in specified territories. In return, we are generally entitled to an initial fee and ongoing royalties, the latter of which is generally determined based on the amount of money charged to players’ accounts or the services fees payable by the players to the licensee in a specific country or region. The licensees are responsible for the sales and marketing of our games in the specified territories, including setting the price of our games and virtual items, and usually there are minimum requirements on promotion expenditures. The licensees are also generally in charge of maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of our games, including providing technical tools for the localization of our games. We generally agree to provide our licensees with updates or upgrades to the licensed games, usually every three to six months or on a when-and-if-available basis. We also usually assist the licensees in preventing, detecting, and resolving hacking and cheating activities.

We plan to further license our games to leading online game operators in additional countries and regions to expand the geographical reach of our games, including Asia, Latin America and the Russian Federation and other Russian speaking territories. All of the games we license to overseas operators use an item-based revenue model. Our games offer differentiated in-game items in different territories, e.g., Baek Ream Sword in Korea. The licensees determine the pricing of in-game items based on the local market conditions as well as our input.

The following table lists certain information with respect to the licenses that we have entered into for Perfect World II.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Taiwan, Hong Kong and Macau	Game Flier International Corporation[1]	June 15, 2006	December 2006

Vietnam	Quang Minh DEC	August 25, 2006	February 2007

Korea	CJ Internet Corporation	December 12, 2006	October 2007

The Philippines	Level Up! Inc.	December 12, 2006	July 2007

Brazil	Level Up! Interactive S.A.	December 14, 2006	May 2008

Malaysia and Singapore	Cubinet Interactive INT’L Co., Ltd.[2]	December 28, 2006	March 2007

Thailand	Cubinet Interactive INT’L Co., Ltd.[2]	June 20, 2007	January 2008

Indonesia	PT. LYTO Datarindo Fortuna	August 31, 2007	August 2008

The Russian Federation and other Russian speaking territories	Astrum Nival, LLC[3]	August 31, 2007	June 2008

The Spanish-speaking countries in Latin America	Aeria Games & Entertainment Inc.	March 23, 2011	Second half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Legend of Martial Arts.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Taiwan, Hong Kong and Macau	Game Flier International Corporation[1]	June 25, 2007	November 2007

Malaysia and Singapore	Cubinet Interactive INT’L Co., Ltd.[4]	June 29, 2007	March 2008

Thailand	Cubinet Interactive INT’L Co., Ltd.[4]	June 29, 2007	October 2008

Vietnam	Cubinet Interactive INT’L Co., Ltd.[4]	January 30, 2008	November 2008

Korea	EYA Soft Co., Ltd.[5]	September 18, 2008	June 2009

The Philippines	Cubinet Interactive Philippines Corporation	November 9, 2010	March 2011

The Russian Federation and other Russian speaking territories	Inter-s Co., Ltd.	April 4, 2011	Second half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Zhu Xian.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Malaysia and Singapore	Cubinet Interactive INT’L Co., Ltd.[4]	January 30, 2008	November 2008

Thailand	Cubinet Interactive INT’L Co., Ltd.[4]	January 30, 2008	January 2009

Vietnam	Cubinet Interactive INT’L Co., Ltd.[4]	January 30, 2008	February 2009

Taiwan, Hong Kong and Macau	Soft-World International Corporation	April 5, 2008	June 2008

The Philippines	IP E-Game Ventures Inc.	June 12, 2008	December 2008

Korea	CJ Internet Corporation	December 30, 2008	June 2010

The Russian Federation and other Russian speaking territories	Astrum Nival, LLC	October 20, 2009	May 2010

Indonesia	PT. LYTO Datarindo Fortuna	October 15, 2010	First half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Chi Bi.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Malaysia, Singapore, Vietnam and Thailand	Cubinet Interactive INT’L Co., Ltd.[4]	May 30, 2008	August 2008 (Malaysia and Singapore ), October 2009 (Thailand) and December 2009 (Vietnam)

Taiwan	Gameastor Digital Entertainment Co., Ltd.[6]	June 4, 2008	September 2008

Hong Kong and Macau	Gamania Digital Entertainment (Hong Kong) Co., Ltd.	June 4, 2008	September 2008

Korea	KTHitel Co., Ltd.	December 30, 2008	December 2009

The Russian Federation and other Russian speaking territories	IT Territory, LLC	August 20, 2010	Second half of 2011 (expected)

The Philippines	Cubinet Interactive Philippines Corporation	November 9, 2010	First half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Hot Dance Party.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Malaysia, Singapore, Vietnam and Thailand	Cubinet Interactive INT’L Co., Ltd.[4]	August 10, 2008	April 2009 (Malaysia & Singapore) and July 2009 (Thailand)

Taiwan	Gameastor Digital Entertainment Co., Ltd.[6]	July 24, 2009	August 2009

Hong Kong and Macau	Gamania Digital Entertainment (Hong Kong) Co., Ltd.	July 24, 2009	September 2009

The Russian Federation and other Russian speaking territories	Astrum Nival, LLC	April 12, 2010	December 2010

The Philippines	Cubinet Interactive Philippines Corporation	November 9, 2010	May 2011

The following table lists certain information with respect to the licenses that we have entered into for Pocketpet Journey West.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Korea	Synopex Greentech Co., Ltd.[7]	January 21, 2009	May 2010

Taiwan	Gameastor Digital Entertainment Co., Ltd.[6]	June 22, 2009	August 2009

Hong Kong and Macau	Gamania Digital Entertainment (Hong Kong) Co., Ltd.	June 22, 2009	August 2009

The Russian Federation and other Russian speaking territories	IT Territory, LLC	July 20, 2010	First half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Battle of the Immortals.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Taiwan, Hong Kong and Macau	Game Flier International Corporation	June 6, 2009	September 2009

Vietnam	Vina Group Corporation[8]	October 23, 2009	May 2010

Korea	NDOORS Corporation	January 25, 2010	December 2010

The Russian Federation and other Russian speaking territories	Astrum Nival, LLC	April 12, 2010	December 2010

Thailand	i Digital Connect Co., Ltd.	August 18, 2010	December 2010

Malaysia and Singapore	AS Online Sdn Bhd	August 20, 2010	December 2010

The Philippines	Cubinet Interactive Philippines Corporation	September 28, 2010	December 2010

Indonesia	PT. Buana Online Internasional	December 24, 2010	First half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Fantasy Zhu Xian.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Taiwan	Gameastor Digital Entertainment Co., Ltd.[6]	May 18, 2010	July 2010

The Russian Federation and other Russian speaking territories	Drylander Limited	October 12, 2010	First half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Forsaken World.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Taiwan	Gameastor Digital Entertainment Co., Ltd.[6]	September 15, 2010	January 2011

Indonesia	PT. LYTO Datarindo Fortuna	December 20, 2010	Second half of 2011 (expected)

Hong Kong and Macau	Gamania Digital Entertainment (Hong Kong) Co., Ltd.	January 8, 2011	First half of 2011 (expected)

Singapore and Malaysia	Cubinet Interactive Sdn Bhd	January 11, 2011	March 2011

Thailand	Cubinet Interactive (Thailand) Co., Ltd.	January 11, 2011	First half of 2011 (expected)

The Philippines	Cubinet Interactive Philippines Corporation	January 11, 2011	First half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Dragon Excalibur.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Korea	Weaver Interactive Inc.	December 29, 2010	Second half of 2011 (expected)

Vietnam	FPT Online Service Joint Stock Company	January 24, 2011	Second half of 2011 (expected)

The following table lists certain information with respect to the licenses that we have entered into for Empire of the Immortals.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch
Taiwan	Gameastor Digital Entertainment Co., Ltd.	April 18, 2011	First half of 2011 (expected)

1.	The license agreement was entered with Soft-World International Corporation and later renewed with Game Flier International Corporation, a subsidiary of Soft-World International Corporation.

2.	The license agreement was initially entered with Cubinet Interactive Sdn Bhd and later assigned to Cubinet Interactive INT’L Co., Ltd.

3.	The license agreement was initially entered with Nival Online, LLC, which was later renamed to Astrum Nival, LLC.

4.	The license agreement was initially entered with Cubinet Interactive(s) Pte. Ltd. and later assigned to Cubinet Interactive INT’L Co., Ltd.

5.	The license agreement was initially entered with EYA Interactive Co., Ltd., which was later renamed to EYA Soft Co., Ltd.

6.	The license agreement was initially entered with Taiwan Index Corporation Ltd., which was later renamed to Gameastor Digital Entertainment Co., Ltd.

7.	The license agreement was originally entered with HI-WIN Co., Ltd. and then assigned to Synopex Greentech Co., Ltd. after HI-WIN Co., Ltd. was acquired by Synopex Greentech Co., Ltd.

8.	The license agreement was initially entered with VinaGame Software Service Joint Stock Company, which was later renamed to Vina Group Corporation.

Marketing and Promotion

We aim to rapidly attract game players and increase revenues from existing players by introducing innovative marketing and promotion strategies that are specifically designed for each of our games. Based on our extensive local knowledge and experience, we also combine entertainment and fashion elements into our marketing activities.

For Perfect World, a popular Chinese folk-rock band, Shui Mu Nian Hua, recorded the theme song, which was ranked among the top five most popular songs by several national charts in China in 2006 and 2007. We sponsored the production of the MTV album featuring such song. This album was awarded the “Best Album in Mainland China” by Annual CCTV-MTV Music Awards in 2006. In addition, we supported the presentation of the theme song in one of China’s most important annual cultural events, the CCTV Spring Festival Gala in 2006. We also organized Shui Mu Nian Hua’s tour show in more than 40 universities across China, which was named as “Most Popular Offline Events” by a game players survey organized by Interactive Games in 2006. Furthermore, Crystal Liu, a popular TV star in China, was appointed as our “Miss Perfect” ambassadress for Perfect World. Our Miss Perfect was named as “Most Popular Game Ambassadress” by the same Interactive Games survey in 2006. In 2010, JJ Lin, a well-known pop singer, was appointed as our spokersperson for Perfect World II and recorded its theme song.

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

Richie Jen, a well-known pop singer, was appointed as an ambassador for our game, Zhu Xian. He also recorded two MTV theme songs featuring various scenes in the game. Jue Zhou, a well-known Chinese actress, was later appointed as spokesperson for Zhu Xian. In June 2010, we launched a co-promotion marketing campaign with companies including AMD Products (China) Co., Ltd., or AMD, and Samsung (China) Investment Co., Ltd., or Samsung. Under the program, we displayed our game Zhu Xian on desktop computers equipped with AMD processors and Samsung monitors and Samsung laptop computers to demonstrate the visual effects. In addition, consumers bought these computers could receive discounts provided by Samsung and free game cards for Zhu Xian.

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

Shin, a rock star, was appointed as our spokersperson for Dragon Excalibur. He also recorded the theme song for Dragon Excalibur.

We employ other marketing programs and promotional activities to promote our games, including:

Live Promotions. We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as Internet café gatherings, player clubs, product press conferences, college marketing, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. For example, we organized the first Perfect World International Championship for our game Zhu Xian in September 2010. Teams of players from various countries and regions including Mainland China, Taiwan, North America, Vietnam, Russian, Malaysia, Japan and Thailand attended this competition. We also have promotion personnel to organize cooperative promotion campaigns with local distributors and Internet cafés throughout China.

In-Game Marketing. We conduct in-game marketing programs for our players from time to time, including player unions and game tournaments. We also frequently post announcements in the game environment to promote new items and features, usually linking with in-game events. Leveraging our in-house development capability, we offer new in-game items periodically, especially around the holidays and certain special events, such as the offering of in-game moon cakes during the Chinese Moon Festival in 2010.

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

Network Infrastructure

We aim to build a reliable and secure network infrastructure to fully support our operations. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers. As of December 31, 2010, 77.3% of the approximately 5,141 servers we used were owned by us.

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

We have registered our domain names www.pwrd.com, www.wanmei.com and www.perfectworld.com, and have registered a series of domain names in connection with each of games, including without limitation, www.world2.com.cn, www.wulin2.com, www.w2i.com.cn, www.zhuxian.com, www.chibi.com, www.rwpd.com, www.kdxy.com, www.sgcq.com.cn, www.mhzx.com.cn, www.smdl.com, www.xlzj.com and www.sgsj.com with China Internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of all of our existing online games with the Trademark Office of the State Administration for Industry and Commerce in China. As of the date of this annual report, the trademark has been registered in classes 9, 16 and 35 in China, the trademark has been registered in classes 9 and 16 in China, the and the trademarks have been registered in class 41 in China and the trademark has been registered in class 9 and 41 in China. We have registered all of our existing online games and our Angelica 3D game engine, Cube 2.5D game engine, EPARCH 2D game engine and Raider 2D game engine with the National Copyright Administration for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company’s intellectual property to the same extent as the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date.

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

Government Regulations

Our provision of online game and online reading services and related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online games, and regulated by various government authorities, including:

•	the Ministry of Industry and Information Technology and, before its formal establishment in 2008, its predecessor, the Ministry of Information Industry;

•	the General Administration of Press and Publications (the National Copyright Administration);

•	the State Administration for Industry and Commerce;

•	the Ministry of Culture;

•	the Ministry of Public Security; and

•	the State Administration on Radio, Film and Television.

The principal PRC regulations governing the Internet content provision industry as well as the online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001, and as amended in 2008);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2009);

•	the Internet Information Services Administrative Measures (2000);

•	the Interim Measures for the Administration of Online Games (2010);

•	the Tentative Measures for Administration of Internet Culture (2010);

•	the Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	the Tentative Measures for Administration of Internet Publication (2002);

•

the Notice of Implementing the State Council’s “Regulation ‘Sanding’“ and Relevant Interpretation Issued by State Commission Office for Public Sector Reform (“SCOPSR”) and Further Strengthen the Administration and Approval of the Pre-approval and Import of Online Games (2009);

•	the Foreign Investment Industrial Guidance Catalogue (2007);

•	the Administrative Measures on Electronic Publications (2008);

•	the Administrative Measures on Software Products (2009);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the MIIT on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006);

•	the Circular on Implementing Online Game Anti-fatigue System to Protect the Health of the Minors (2007);

•	the Administrative Measures on Internet Video/Audio Program Services (2007);

•	the Tentative Catalogue of Internet Video/Audio Program Services (2009);

•	the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games (2007);

•	the Tentative Measures for Administration of Internet Commodity Transaction and Relevant Services (2010);

•	the Notice on Strengthening the Administration of Virtual Currency of Online Games (2009); and

•	the Tentative Measures for Administration of Internet Goods and Relevant Services Transactions (2010).

The principal PRC regulations governing film and television program production and distribution industry in China include:

•	the Film Administrative Regulations (2002);

•	the Interim Provisions on the Qualifications for a Film Enterprise’s Access to Commencement of Operation (2004);

•	the Provisions on the Administration of Chinese-foreign Cooperative Production of Films (2004);

•	the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films (2006);

•	the Circular of Amending and Improving the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films (2010);

•	the Administrative Regulations on Radio and Television (1999);

•	the Administrative Regulations on the Production and Operation of Radio and Television Program (2004);

•	Administrative Regulations on Content of Television Plays (2010).

As both the online game industry and the online reading industry are at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game and online reading industries. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game, online reading, and film and television program production and distribution industries in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Restrictions on Foreign Investment

Under the above regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a Chinese entity that provides value-added telecommunications services, including online game, online reading and other Internet content provision, or film and television program production and distribution services. In addition, foreign and foreign invested enterprises are currently not able to apply for certain required licenses to provide these services .

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

On September 28, 2009, GAPP, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued the GAPP Notice, which restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments. The GAPP Notice expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term “foreign investors” or make a distinction between foreign online game companies and China based companies under a similar corporate structure like ours. Thus, it is unclear whether such regulations will be applicable to us or many other China based companies that rely on similar contractual arrangements with variable interest entities to operate online games in China. Since the promulgation of the GAPP Notice, we have applied for and obtained ISBNs from GAPP for Internet publications of several new games without encountering any problem. We are not aware that GAPP has taken any enforcement action under the GAPP Notice against any online game operators under a similar corporate structure like ours.

We conduct our online game and related Internet content provision businesses in China through contractual arrangements with PW Network, one of our variable interest entities. PW Network is ultimately owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Tongyan Wang, a Chinese citizen, Mr. Di He, our chief technology officer, and several other beneficial owners of our ordinary shares. We conduct our online reading business in China through contractual arrangements with PW Literature, one of our variable interest entities. PW Literature is owned by Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, and Mr. Qi Zhu, our senior vice president in charge of operations. In addition, we conduct our film and television programs production and distribution business in China through contractual arrangements with Perfect Moment, another of our variable interest entities, and PW Pictures, a wholly owned subsidiary of Perfect Moment. Perfect Moment is controlled by Mr. Michael Yufeng Chi and Mr. Tian Liang, a Chinese citizen. In the opinion of our PRC legal counsel, King & Wood, each of the agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws.

Regulation of Licenses for Online Games and Online Reading

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

Internet Culture Operation License. Each ICP license holder that engages in the supply of Internet culture products and related services, including provision of online games and online reading services, must obtain an additional Internet culture operation license from the appropriate culture administrative authorities pursuant to the newly issued Tentative Measures for Administration of Internet Culture (2011), which superceded the Tentative Measures for Administration of Internet Culture (2003, and as amended in 2004). PW Network obtained an Internet culture operation license for the operation of online games in May 2008. PW Literature obtained an Internet culture operation license for the operation of online reading business in July 2009.

Internet Publishing License. The GAPP and the MIIT jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games or online reading services is deemed an Internet publication activity. Therefore, online game and online reading operators need to obtain an Internet publishing license in order to directly make their online games or online reading services publicly available in China. Historically, we did not hold such a license as issuances of such licenses were temporarily suspended by the GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Hot Dance Party, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals are currently published by PW Network. The Internet publication of all of our existing online games has been filed with the GAPP. In order to operate the online reading business, PW Literature has applied to the GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

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

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games and online reading, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the Ministry of Culture, the MIIT and some other governmental authorities in June 2005, online games shall be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the Ministry of Culture, imported and domestic online games should be filed with the Ministry of Culture before the operation of each game. Our online game Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals have been successfully filed with the Ministry of Culture. The applications for the filing of Fantasy Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals were submitted, but have not been successfully filed yet. We believe that we have satisfied all qualifications required for the filing. However, we cannot assure you that Fantasy Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals may be successfully filed. Except as described above with respect to the filing of Fantasy Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

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

Regulation of Film and Television Program Production and Distribution

In accordance with the Regulations on Administration of Films which became effective on February 1, 2002 and the Interim Provisions on Business Access Qualification for Film Enterprises which became effective on November 10, 2004, production and distribution of films are subject to licenses issued by the SARFT, and/or its local counterparts. A film production license or a film production license (single Film) or an approval from SARFT is required for production of films in China. If a PRC producer cooperates with a foreign producer to produce a film, an additional license for sino-foreign cooperation in film production must be obtained. A film distribution company in China must obtain a film distribution license. In addition, other aspects of the film industry, including the contents of films and scripts, the foreign investment in the industry, and the distributions of films through the Internet or other media, are also subject to detailed and extensive regulations.

In accordance with the Administrative Regulations on Radio and Television effective on September 1, 1997, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, the Administrative Regulations on Content of Television Plays effective on July 1, 2010, and other regulations issued based on the foregoing regulations, television plays can only be produced by entities that hold either a film production license or a license for the production and operation of radio and television program or by qualified broadcasters. Licenses for the production and operation of radio and television program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of the SARFT or its provincial counterparts. In addition to the film production license or the license for the production and operation of radio and television program, television play producers must obtain either a multiple television play production license or a single television play production license for the shooting and production of television plays. The multiple television play production license has an effective term of two years and may be applied to all television plays produced by the holder during the effective term. The single television play production license only applies to the specific single television play, as indicated in such license.

Under the Administrative Regulations on Content of Television Plays effective on July 1, 2010, filing with and announcement by the SARFT or its provincial counterparts are required before production of any television play. Television plays will be subject to censorship by the SARFT or its provincial counterparts, which will issue a Television Play Distribution License for television plays passing their examination. No television play may be distributed or broadcasted without a Television Play Distribution License. However, the SARFT may, according to public interest require editing of or terminate distribution or broadcasting of television plays which have been granted with a Television Play Distribution License.

PW Picture, Xinbaoyuan, Baohong and iTime hold licenses for the production and operation of radio and television program issued by SARFT. Xinbaoyuan holds multiple television play production license issued by SARFT. PW Picture, Baohong and iTime are required to apply for a single television play production license before producing any new television play. All these entities are required to apply a film production license (single film) issued by the SARFT before producing any new film in China.

Intellectual Property Rights

The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. We have registered all of our existing online games, our Angelica 3D game engine, Cube 2.5D game engine EPARCH 2D game engine and Raider 2D game engine with the National Copyright Administration. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

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

Regulation of Internet Video/Audio Program Services

On December 12, 2007, the SARFT and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from the SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services. See “Item 4. Information on the Company— Risks Related to Doing Business in China —PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games.”

Tax

PRC Corporate Income Tax

On March 16, 2007, the National People’s Congress of China enacted the new corporate income tax law, which took effect on January 1, 2008. The Implementing Rules were adopted on December 6, 2007 and took effect on January 1, 2008. Under the new corporate income tax law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises, such as our subsidiary, PW Software, and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as “software enterprises” and/or “high and new technology enterprises.” Under the new corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax rates or tax exemption or reduction will continue to enjoy the preferential tax treatment for a period of five years from January 1, 2008 or until the expiration of the preferential tax exemption or reduction term.

PW Network has been qualified as “high and new technology enterprise” from 2008 to 2010 and maintained its “software enterprise” status from 2008 to 2010. Since PW Network elected to enjoy the preferential tax treatment as a “software enterprise,” PW Network was entitled to the tax exemption in 2008 and will continue to be entitled to a 50% reduction of the standard corporate income tax rate of 25% from 2009 to 2011, provided that it continues to be qualified as a “software enterprise” during such period. The reduced applicable corporate income tax rate of PW Network will be 12.5% from 2009 to 2011.

PW Software has been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% in 2010. If PW Software would also be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable corporate income tax rate of 15% from 2011 to 2012.

Shanghai PW Network has been qualified as a “software enterprise” in 2009 and 2010 and is entitled to an exemption of the corporate income tax in 2009 and 2010 and a 50% reduction of the standard corporate income tax rate of 25% from 2011 to 2013. The resulting corporate income tax rate will be 12.5% from 2011 to 2013 subject to annual reconfirmation. Shanghai PW Network will not qualify for the preferential tax treatment if it fails to be reconfirmed as a “software enterprise.”

PW Digital Software and PW Digital have been qualified as “software enterprises” in 2010 and are entitled to an exemption of the corporate income tax in 2010 and 2011 and a 50% reduction of their standard income tax rate of 25% from 2012 to 2014. The resulting corporate income tax rate will be 12.5% from 2012 to 2014 subject to annual reconfirmation. PW Digital Software or PW Digital will not qualify for the preferential tax treatment if it fails to be reconfirmed as a “software enterprise.”

In addition, PW Pictures is entitled to an exemption from the corporate income tax in 2009 and 2010.

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

Our subsidiaries and consolidated variable interest entities incorporated in China are subject to a 5% business tax on revenues generated from our online game, film and television businesses in the PRC. In addition, film and TV related advertising revenues are subject to a 3% cultural business construction fee.

According to an applicable governmental policy, revenues generated by PW Pictures from its film distribution are exempt from the business tax.

According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax. However, PW Software’s revenues generated by the provision of other consulting services and technology consulting services which are independent of its software development services are subject to a 5% business tax.

According to PRC tax laws, PW Network is subject to a 10% surcharge on VAT payables. In addition, our subsidiaries and consolidated variable interest entities incorporated in China are subject to certain surcharges on revenues for city construction and education.

PRC Withholding Tax on Undistributed Dividends

Pursuant to the new corporate income tax law and the Implementing Rules, dividends out of profits generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, is incorporated in Hong Kong. According to a tax arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor directly owns at least 25% of the shares of the foreign-invested enterprise. However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by PW Software according to a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%.

In the fourth quarter of 2008, to fund our share repurchase program, our board of directors determined to cause PW Software to declare and distribute a cash dividend out of PW Software’s earnings generated in 2007 and 2008 to its direct parent, PW Hong Kong. Under the new corporate income tax law and relevant rules, such dividend out of earnings generated before January 1, 2008 is not subject to withholding tax and any dividend out of the earnings generated after January 1, 2008 is subject to a 5% withholding tax. Therefore, withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008 for the dividend out of 2008 earnings, and was paid in 2009. We continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors approved a change of our dividend policy that we will not distribute any profit out of PW Software upon the expiration of the 2008 share repurchase program and will retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax has been accrued afterwards.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in August 2008. Under this regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless previously approved by and/or registered with SAFE or its authorized local branches.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Perfect World Co., Ltd.
(Cayman Islands)
100%
Perfect Game Holding Limited
(British Virgin Islands)
Perfect Pictures Co., Ltd.
(British Virgin Islands)
Global InterServ (Caymans) Inc.
(Cayman Islands)
Perfect Star Co., Ltd.
(Malaysia)
Perfect World Interactive Technology Co., Ltd.
(Taiwan)
Perfect World Interactive Entertainment Co., Ltd.
(Cayman Islands)
Perfect Entertainment Zone N.V.
(Netherlands Antilles)
1%
99%
Perfect World Universal Coöperatieve U.A.
(Netherlands)
Perfect World Europe B.V.
(Netherlands)
C&C Media Co., Ltd.
(Japan)
CCO Co., Ltd.
(Japan)
Perfect World Entertainment Inc.
(Delaware, USA)
Perfect Online Holding Limited
(Hong Kong)
Majority
Runic Games, Inc.
(Delaware, USA)
Perfect Sky Online Co., Limited
(Hong Kong)
Outside mainland China
Inside mainland China
InterServ Information and Technology (Shanghai) Co., Ltd.
(PRC)
Beijing Perfect World Software Co., Ltd.
(PRC)
Shanghai Perfect World Software Co., Ltd. (PRC)
Beijing Perfect World Game Software Co., Ltd.
(PRC)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
Beijing Shiji Xiangshu Technology Co., Ltd.*
(PRC)
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd.** (PRC)
66.7%
33.3%
Michael Yufeng Chi
Qi Zhu
50%
Tian Liang
90%
10%
Chengdu InterServ Information and Technology Co., Ltd. (PRC)
Beijing Perfect World Network Technology Co., Ltd. (PRC)
Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (PRC)
Beijing Perfect Moment Pictures Co., Ltd.
(PRC)
Beijing Perfect World Digital Entertainment Software Co., Ltd. (PRC)
Chengdu Perfect World Network Technology Co., Ltd.
(PRC)
80%
Chengdu Ye Net Science and Technology Development Co., Ltd.
(PRC)
Shanghai Perfect World Network Technology Co., Ltd.
(PRC)
Beijing Perfect World Digital Entertainment Co., Ltd. (PRC)
Hefei Perfect World Network Technology Co., Ltd. (PRC)
Perfect World (Beijing) Pictures Co., Ltd. (PRC)
Beijing iTime Production Co., Ltd.
(PRC)
Beijing Xinbaoyuan Movie & TV Investment Co., Ltd.
(PRC)
Shanghai Baohong Entertainment and Media Co., Ltd.
(PRC)
Beijing Perfect Harvest Pictures Co., Ltd.
(PRC)
Beijing Perfect Credit Pictures Co., Ltd.
(PRC)

————— ▶	Beneficial Interest

(1)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners.”

(2)	Contractual arrangements including a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners.”

(3)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

(4)	Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

(5)	Contractual arrangements including a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Pictures, Perfect Moment and its Equity Owners.”

(6)	Contractual arrangements including a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Pictures, Perfect Moment and its Equity Owners.”

(7)	Contractual arrangements including an Exclusive Technology Support and Service Agreement and a Development Cooperation Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Pictures, Perfect Moment and its Equity Owners.”

*	Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, the founder, chairman and chief executive officer of our company and an ultimate owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, a Chinese citizen, and 5.59% owned by Mr. Di He, our chief technology officer.

**	Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su, 35.72% owned by Mr. Furui Chen, and 4.28% owned by Mr. Di He, our chief technology officer. See “Item 6. Directors, Senior Management and Employees—Share Ownership.”

D. Property, Plants and Equipment

In January 2011, we moved our principal executive offices into an office building that we purchased in Beijing when it became available for occupancy. The aggregate area of the purchased building is approximately 55,000 square meters. We entered into agreements for the purchase of that office building in March 2008 and the aggregate purchase consideration is approximately RMB700.0 million. We have paid RMB672.0 million as of March 31, 2011 and expect to pay the remaining consideration in 2011. We have entered into a lease for another premise in Beijing comprising approximately 7,500 square meters office space. We have moved part of our operations into that premises in October 2010. Our Shanghai office lease is for an aggregate of approximate 10,850 square meters. Our U.S. office lease is for an aggregate of approximately 3,100 square meters. Our

Chengdu office lease is for an aggregate of approximately 1,550 square meters. Our Japan office lease is for an aggregate of approximately 860 square meters. Our Netherlands office lease is for an aggregate of approximately 660 square meters. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers. As of December 31, 2010, 77.3% of the approximately 5,141 servers we used were owned by us.

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

A. Operating Results

Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2010, according to a report published by IDC. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater to changing customer preferences and market trends.

We currently operate our seven self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Forsaken World, two 2.5D MMORPG, Battle of the Immortals and Empire of the Immortals, one 2D turn-based MMORPG, Fantasy Zhu Xian, one 2D real-time MMORPG, Dragon Excalibur, and one online casual game, Hot Dance Party. In the fourth quarter of 2010, these games recorded approximately 999,000 average concurrent users in China.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other games, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. From early April 2008 to early September 2008, we offered Hot Dance Party to users free of charge for all in-game items in order to attract users to play the game. In 2008, 2009 and 2010, 97.2%, 98.5% and 99.0% of our online game operation revenues were generated through this item-based revenue model, respectively. We distribute our physical and virtual prepaid cards and online points to players in China through a variety of channels, consisting primarily of a network of 36 provincial distributors of our physical cards and over one thousand distributors of our virtual cards or online points through our proprietary E-sales system. We also sell online points through our own website. Although a substantial portion of our revenues are generated in China as of the date of this annual report, we have exported Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals, Fantasy

Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals to a number of countries and regions, and we plan to export these games and our new games to more countries and regions. We have grown substantially since our inception, and generated revenues of RMB1.4 billion, RMB2.1 billion and RMB2.5 billion (US$374.3 million) in 2008, 2009 and 2010, respectively. We achieved net income of RMB646.5 million, RMB1,037.2 million and RMB840.7 million (US$127.4 million) in the years ended December 31, 2008, 2009 and 2010, respectively.

Factors Affecting Our Results of Operations

We are affected by general conditions typically affecting the online game industry in China. For example, we benefited from the overall economic growth in China in the past several years, which resulted in increases in disposable income and discretionary consumer spending. We have also benefited from other general conditions in China, including the increasing use of the Internet with the growth of PC and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the population in the age groups more inclined to play online games. Our results of operations may be adversely affected by economic slowdown in China and other countries and regions where our games are operated and the arrival of additional competitions into the markets of each of our businesses. The government regulation imposed on online game and film and television industries may also have significant impact on our results of operations.

Our operating results are more directly affected by company-specific factors including the following:,

•	the number of our online games available in the market;

•	the popularity of our games and in-game items compared with those of our competitors;

•	the speed at which we develop and launch new online games and related in-game items in China and other regions where we operate our games directly;

•	the amount of our overseas licensing revenues;

•	our cost of developing, operating and marketing online games;

•	the costs to purchase additional servers and equipments in anticipation of new games;

•	the capability of generating revenues from and controlling costs of our film and television business;

•	our ability to streamline our costs in response to the global economic crisis; and

•	the success of our investments and merger and acquisition activities.

Our future growth will depend significantly upon our ability to continually and successfully develop, market and operate additional online games that are attractive to players, to increase monetization of our existing and future games and to expand internationally by licensing our games to various countries and regions and by operating our own games through our overseas subsidiaries.

Revenues

For the years ended December 31, 2008, 2009 and 2010, we generated revenues of RMB1.4 billion, RMB2.1 billion and RMB2.5 billion (US$374.3 million), respectively. We expect that our future revenue growth will be primarily driven by our launch of additional games, increasing monetization of our existing games, and expansion of our overseas business. Our online game operation revenues are net of sales discounts and rebates to our distributors, which averaged approximately 14.7% and 12.2%, respectively, of the face value of our prepaid cards sold to our distributors before and after April 2008. In 2009, we expanded into film and television business. We released the movie “Sophie’s Revenge” and the TV series “Fighting for My Marriage” in 2009 and 2010, respectively. The following table sets forth the revenues generated from our online game operations and overseas licensing, and from other sources, primarily movie production, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31, 2008		For the Year Ended December 31, 2009		For the Year Ended December 31, 2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation revenues	1,250,960	87.0	1,879,933	87.7	2,156,258	326,706	87.3
Overseas licensing revenues	186,218	13.0	214,626	10.0	214,981	32,573	8.7
Film, television and other revenues	—	—	49,804	2.3	99,195	15,029	4.0

Total revenues	1,437,178	100.0	2,144,363	100.0	2,470,434	374,308	100.0

Online Game Operation Revenues

In 2008, 2009 and 2010, the majority of our revenues were generated from our online game operations. We launched our first game, Perfect World, in China in January 2006, using the time based revenue model. In 2008, 2009 and 2010, 2.8%, or RMB35.0 million, 1.5%, or RMB27.3 million, and 1.0%, or RMB21.4 million (US$3.2 million), of our online game operation revenues were derived from this game, respectively. With respect to games operated under the time-based revenue model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based revenue model will continue to decrease as a percentage of our online game operation revenues as we began to use the item-based revenue model in September 2006 and plan to continue to use this model for our new games in the future.

We launched our additional eleven games: Legend of Martial Arts in September 2006, Perfect World II in November 2006, Zhu Xian in May 2007, Chi Bi in January 2008, Hot Dance Party in March 2008, Pocketpet Journey West in October 2008, Battle of the Immortals in April 2009, Fantasy Zhu Xian in October 2009, Forsaken World in October 2010, Dragon Excalibur in October 2010 and Empires of the Immortals in March 2011 in China using the item-based revenue model. In September 2008, March 2009, June 2009, May 2010, July 2010, December 2010 and March 2011, we launched localized versions of Perfect World II, Pocketpet Journey West, Zhu Xian, Battle of the Immortals, Chi Bi, Legend of Martial Arts and Forsaken World, respectively, in North America through PW USA using the item-based revenue model. In October 2010 and March 2011, we launched localized French and Germen versions of Zhu Xian and Forsaken World, respectively, in Europe, through PW Europe using the item-based revenue model. In 2008, 2009 and 2010, 97.2%, or RMB1.2 billion, 98.5%, or RMB1.9 billion, and 99.0%, or RMB2.1 billion (US$323.5 million), respectively, of our online game operation revenues were derived from our games using the item-based revenue model. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the monetization level of our games. We expect that revenues derived from our games operated under the item-based revenue model will continue to increase as a percentage of our online game operation revenues in the foreseeable future.

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

The following table sets forth, for the periods indicated, certain operating statistics for our games under operation in Mainland China.

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2010	2010	2010	2010
Quarterly average concurrent users	993,000	886,000	733,000	999,000

Overseas Licensing Revenues

In 2008, 2009 and 2010, we recorded revenues of RMB186.2 million, RMB214.6 million and RMB215.0 million (US$32.6 million), respectively, for the initial fees and usage-based royalties we earned from overseas licensees of our online games. Overseas licensing revenues represented 13.0%, 10.0% and 8.7% of our total revenues in 2008, 2009 and 2010, respectively. As of the date of this annual report, we have licensed Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals to leading game operators overseas. All of these licensed games are operated under the item-based revenue model by the respective operators.

Under our license agreements with overseas licensees, we are generally entitled to receive from the licensees an initial fee and ongoing usage-based royalties. The usage-based royalties are generally determined based on the amount of money charged to players’ accounts or service fees payable by players in a given country or region. We plan to further expand the geographical reach of our games by licensing our existing games and new games we develop in the future to leading online game operators in additional countries and regions, including Asia, Latin America and The Russian Federation and other Russian speaking territories.

Film, television and other revenues

In 2009 and 2010, we recorded film, television and other revenues in the amount of RMB49.8 million and RMB99.2 million (US$15.0 million), which represented 2.3% and 4.0% of our total revenues. Most of our film, television and others revenues recognized in 2009 and 2010 were related to the movie “Sophie’s Revenge” and the TV series “Fighting for My Marriage,” respectively.

Revenue Collections

Online game operations. We collect our online game operation revenues through sales of (i) physical and virtual prepaid cards, which record entitlements to certain numbers of our online points, and (ii) online points, which entitle players to play our games for a specified period of time or to purchase our in-game items. We generally sell physical prepaid cards through an offline network of third-party distributors, which in turn distribute our cards to retailers, including Internet cafés, newsstands and convenience stores. Our virtual prepaid cards and online points are sold via third-party online distributors and telecommunication operators who bundle the collection of fees for our games with the fees for their services to users. Through our E-sales system, we electronically sell virtual prepaid cards or online points to distributors and our distributors electronically sell the online points in their accounts to the accounts of their sub-distributors, retailers or players. We also sell online points directly to players via online payment platform service providers.

In most cases, we receive cash payments from distributors upon or before delivering our prepaid cards or online points to them. In other cases, the online payment platform service providers or other third parties generally pay us within several days after they collect the payments or after our monthly or weekly settlement with them.

We offer a discount to the face value of our game cards to most of our third-party distributors. We also offer certain volume rebate as a percentage of the face value of our game cards to our major distributors in China if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. Therefore, we estimate that the average total discount rate we have offered to all of our distributors was approximately 14.7% and 12.2%, respectively, of the face value of our game cards before and after April 2008.

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

Revenue Recognition

Online game operations. To use the online points on a prepaid card, a player must “activate” the card by using an access code and password to transfer the online points on the card to such player’s personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2008, 2009 and 2010, our advances from customers amounted to RMB78.4 million, RMB88.9 million and RMB146.2 million (US$22.2 million), respectively, and our deferred revenues related to online game operations amounted to RMB233.2 million, RMB290.6 million and RMB396.7 million (US$60.1 million), respectively.

The timing of recognizing deferred revenues as revenues depends on whether the game is using the time-based revenue model or the item-based revenue model. For our game that uses the time-based revenue model, we recognize revenues when the activated prepaid cards or the charged online points representing the playing time are actually used by the players to play our games. For our games that use the item-based revenue model, we recognize revenues over the expected lives of the purchased in-game items or as these items are consumed.

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

Server and bandwidth leasing fees were equal to 4.3%, 3.0% and 2.9% of our revenues in 2008, 2009 and 2010, respectively. We rent communication bandwidth to connect our game operating networks to the Internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. Beginning in July 2007, we began purchasing our own servers. As of December 31, 2010, approximately 77.3% of the 5,141 servers we used were owned by us. We expect our payments for bandwidth leasing fees will increase in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. Moreover, to ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

Salary and benefits expenses were equal to 2.1%, 2.9% and 3.9% of our revenues in 2008, 2009 and 2010, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

The amount of net VAT and business tax included in our online game related cost for the years ended December 31, 2008, 2009 and 2010 was RMB31.9 million, RMB70.6 million and RMB98.3 million (US$14.9 million), respectively, equal to 2.2%, 3.3% and 4.0% of our revenues in 2008, 2009 and 2010, respectively. In PRC, it was determined and approved by the tax authority that our online game revenues were subject to 17% VAT and that we were entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we were only subject to 3% VAT. The VAT refund was recorded as a reduction of cost of revenues. Starting from August 2009, the state and local tax authorities approved us to convert from a VAT payer to a business tax payer. In Japan, our sales proceeds from online game operations are subject to consumption tax at a rate of 5%. In Netherlands, our sales proceeds from online game operations are subject to VAT at 19%.

The amount of depreciation and amortization expenses included in our online game related cost for the years ended December 31, 2008, 2009 and 2010 was RMB12.9 million, RMB24.9 million and RMB54.9 million (US$8.3 million), respectively, equal to 0.9%, 1.2% and 2.2% of our revenues in 2008, 2009 and 2010, respectively. Depreciation and amortization expenses comprise primarily of depreciation and amortization expenses of servers, computer equipment and copyrights that are directly related to our business operation. We expect our depreciation and amortization expense to increase as we purchase additional servers, computer equipment and office premises to meet the needs of our business expansion.

Film, television and other cost

Our film, television and other cost primarily related to production and participation cost associated with the movie “Sophie’s Revenge” and the TV series “Fighting for My Marriage” released in August 2009 and August 2010, respectively. For the years ended December 31, 2009 and 2010, film, television and other cost was RMB28.7 million and RMB66.0 million (US$10.0 million), respectively, equal to 1.3% and 2.7% of our revenues in 2009 and 2010, respectively.

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

Research and Development Expenses

Research and development expenses were equal to 15.9%, 12.6% and 17.0% of our revenues in 2008, 2009 and 2010, respectively. Of our research and development expenses in 2008, RMB78.4 million, or 5.5% of our revenues in 2008, was related to a non-recurring charge resulting from transaction with InterServ in October 2008 which was related to two online games under development, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha. Based upon certain recognized valuation principles, the two games under development were valued at approximately RMB78.4 million and were expensed as in-process research and development under U.S. GAAP. From April of 2010, due to the extended game development cycle and the incurrence of material research and development cost, we started to capitalize the qualified research and development costs as intangible assets.

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

Sales and Marketing Expenses

Sales and marketing expenses were equal to 17.7%, 15.7% and 19.5% of our revenues in 2008, 2009 and 2010, respectively. Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits of our sales and marketing personnel. Our advertisement and promotion expenses include advertising payments to various online game sites and game magazines and other advertising service providers as well as expenses for sponsoring media events. We plan to intensify our marketing and promotional efforts and thus increase our sales and marketing expenses when we launch new games in the future.

General and Administrative Expenses

General and administrative expenses were equal to 7.1%, 7.2% and 9.9% of our revenues in 2008, 2009 and 2010, respectively. Our general and administrative expenses consist primarily of salary and benefits and share-

based compensation expenses for general management, finance and administrative personnel and professional service fees for services rendered in connection with our acquisition, audit and tax consultation. We expect that our general and administrative expenses will increase due to, among other things, our overall operational expansion and the additional expenses for compliance with legal, accounting and other requirements associated with being a public company.

Share-based Compensation Expenses

We have adopted a share incentive plan, to motivate, attract and retain employees, directors and consultants, and promote the success of our business. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” As of December 31, 2010, there were outstanding options to purchase a total of 28,349,700 Class B ordinary shares. In addition to options, we also used restricted shares as another type of share-based awards to officers and employees in 2008. We granted 3,378,325 restricted shares to our officers and employees during the year ended December 31, 2008. Subsequently, we replaced these restricted shares, which were repurchased, with share option awards in December 2008. The amounts of these share-based compensation charges are set forth below:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Restricted shares awarded to officers, directors and employees	20,665	645	467	69
Options granted to officers, directors, employees and consultants	29,235	77,244	96,318	14,595

As of December 31, 2010, the unamortized compensation expenses in connection with our outstanding options were RMB210.0 million (US$31.8 million). These amounts do not include share-based compensation expenses with respect to our options granted after December 31, 2010. There was no unamortized compensation expenses in connection with restricted shares awarded to employees as of December 31, 2010 as the restricted shares were fully vested during the year ended on December 31, 2010. Share-based compensation expenses capitalized as part of online game product development costs for the years ended December 31, 2008, 2009 and 2010 were Nil, Nil and RMB1.9 million (US$0.3 million), respectively.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain in the Cayman Islands. In addition, payments of dividends by us to our shareholders are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gain in the British Virgin Islands. In addition, dividend payments by our subsidiaries in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

United States

PW USA and Runic are subject to a 34% federal corporate income tax rate and, in some instances, certain state corporate income taxes, in the United States.

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

Malaysia, Taiwan and Netherlands

Our subsidiaries established in Malaysia, Taiwan and Netherlands do not have significant operations since their inception till the years ended December 31, 2010.

Japan

C&C Media is subject to 40.7% income tax in Japan.

PRC

PRC Corporate Income Tax

On March 16, 2007, the National People’s Congress of China enacted the new corporate income tax law, which took effect on January 1, 2008. The Implementing Rules were adopted on December 6, 2007 and took effect on January 1, 2008. Under the new corporate income tax law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as “software enterprises” and/or “high and new technology enterprises.” Under the new corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax rates or tax exemption or reduction will continue to enjoy the preferential tax treatment for a period of five years from January 1, 2008 or until the expiration of the preferential tax exemption or reduction term.

PW Network has been qualified as “high and new technology enterprise” from 2008 to 2010 and maintained its “software enterprise” status from 2008 to 2010. Since PW Network elected to enjoy the preferential tax treatment as a “software enterprise,” PW Network was entitled to the tax exemption in 2008 and a 50% reduction off the standard corporate income tax rate of 25% in 2009 and 2010 and will continue to be entitled to such reduction till 2011, provided that it continues to be qualified as a “software enterprise” during such period. The reduced applicable corporate income tax rate of PW Network is 12.5% from 2009 to 2011.

PW Software has also been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% in 2010. If PW Software would also be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction off its applicable corporate income tax rate of 15% from 2011 to 2012.

Shanghai PW Network has been qualified as a “software enterprise” in 2009 and 2010 and is entitled to an exemption of the corporate income tax in 2009 and 2010 and a 50% reduction of the standard corporate income tax rate of 25% from 2011 to 2013. The resulting corporate income tax rate will be 12.5% from 2011 to 2013 subject to annual reconfirmation. Shanghai PW Network will not qualify for the preferential tax treatment if it fails to be reconfirmed as a “software enterprise.”

PW Digital Software and PW Digital have been qualified as “software enterprises” in 2010 and are entitled to an exemption of the corporate income tax in 2010 and 2011 and a 50% reduction of their standard income tax rate of 25% from 2012 to 2014. The resulting corporate income tax rate will be 12.5% from 2012 to 2014 subject to annual reconfirmation. PW Digital Software or PW Digital will not qualify for the preferential tax treatment if it fails to be reconfirmed as a “software enterprise.”

According to applicable rules issued by State Administration of Taxation, PW Pictures is entitled to an exemption from corporate income tax in 2009 and 2010.

Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software, PW Digital, and PW Pictures, our other major China-based subsidiaries and variable interest entities are subject to a 25% corporate income tax rate.

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

Our subsidiaries and consolidated variable interest entities incorporated in China are subject to a 5% business tax on revenues generated from our online game, film and television businesses in the PRC. In addition, revenues generated from film and TV related advertising are subject to a 3% cultural business construction fee.

According to an applicable governmental policy, revenues generated by PW Pictures from its film distribution are exempt from the business tax.

According to an applicable governmental policy, revenues generated from PW Software’s software development and relevant technology consulting services, being a technology development business, are exempt from the business tax. However, PW Software’s revenues generated by the provision of other consulting services and technology consulting services which are independent of its software development services are subject to 5% business tax.

According to PRC tax laws, PW Network is subject to a 10% surcharge on VAT payables. In addition, our subsidiaries and consolidated variable interest entities incorporated in China are subject to certain surcharges on revenues for city construction and education.

Withholding Taxes

PW Network and PW Software are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. The withholding taxes are not deductible under the new corporate income tax law. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. RMB27.3 million, RMB34.6 million and RMB26.4 million (US$4.0 million) were recognized as income tax expense related to withholding taxes for the years ended December 31, 2008, 2009 and 2010, respectively.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the Consumer Price Index, or CPI in China increased by 5.9% in 2008, decreased by 0.7% in 2009 and increased by 3.3% in 2010.

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

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. We provide sales incentives in the form of rebates to major distributors that meet or exceed the sales target, which is ultimately recognized as a reduction of revenues. Accrued rebates are settled in the form of additional free prepaid cards.

Revenue recognition policies adopted for time-based and item-based revenue models are as follows:

Time-based revenue model. We recognize revenues when the online points representing the playing time are actually used by the players to play our games.

Item-based revenue model. Under this model, the players can access our games free of charge, but may utilize their activated prepaid cards or online points charged to their accounts to purchase the following categories of in-game items: (1) consumable items, including those with predetermined expiration time, such as facial expressions and fireworks; or (2) permanent ownership items, such as mine stones, materials, clothing and riding mounts.

Revenues in relation to consumable items are recognized when they have been consumed or expired (i.e., the actual lives of the in-game items), as our obligations in connection with such items have been fully rendered to our players as of that time. Revenues in relation to permanent ownership items are recognized over their estimated lives. We will provide continuous online game services in connection with these permanent ownership items until they are no longer used by our players (i.e., the estimated lives of the in-game items). We have considered the average period that players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these in-game items, which, in some cases, may be as long as the estimated life of the related game. We have also considered that the estimated lives of in-game items may be affected by various factors including the acceptance and popularity of expansion packs, promotional events launched and market conditions. However, given the relatively short operation history of our online games, our estimate of the period that players typically play our games may not accurately depict such period and hence the lives of the in-game items. We have adopted the policy of assessing the estimated lives of in-game items periodically. All paying users’ data since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of those paying users during the period between their first log-on date and last log-on date are applied to estimate the lives of in-game items. While we believe our estimates to be reasonable in view of actual player information available, we may revise such estimates in the future as our games’ operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate. If the estimated lives of the in-game items increase by 10% or 15%, our online game operation revenues for the year ended December 31, 2010 would have decreased by approximately 0.4% or 0.6%, respectively.

According to our published expiration policy, prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired prepaid cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2008, 2009 and 2010, the amount of expired prepaid cards was not material.

In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that we would provide further online game service with respect to such online points is remote. We recognized revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. We believe we have sufficient operating history to reliably estimate the inactive players’ churn rate. For the years ended December 31, 2008, 2009 and 2010, we recognized RMB20.4 million, RMB41.0 million and RMB61.9 (US$9.4 million), respectively, as revenue from the unused game points and items in the accounts inactive for greater than 360 consecutive days.

It was determined and approved by the PRC tax authority that our online game revenues were subject to 17% VAT and that prior to the end of 2010, we were entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we were only subject to 3% VAT. Starting from August 2009, we converted from a VAT payer to a business tax payer. We have adopted the gross presentation for VAT and business tax, therefore VAT and business tax are included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT and business tax included in our cost of revenues for the years ended December 31, 2008, 2009 and 2010 were RMB31.9 million, RMB70.6 million and RMB98.3 million (US$14.9 million), respectively.

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

Film, television and other revenues. We recognize revenues from the distribution of a film when the film is shown in theaters, provided that no significant obligations remain, the amount of the receivables can be accurately estimated, and the collection of which is reasonably assured. Revenues from film licensing arrangements are recognized when the materials are available for distribution by the licensees when other contractual obligations or conditions are met. Revenues from licensing TV series are recognized when the TV series are available for broadcasting by the licensee and when other contractual obligations or conditions are met. Revenues from film and TV series related advertising are recognized when services associated with the film distribution and TV license arrangements are provided.

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

Software Development Costs

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent product development costs are capitalized until the product is available for general release to customers. Commencing the game is available for marketing use, the capitalized product development costs are amortized as online game related costs over the estimated life of the game.

The evaluation of technological feasibility establishment requires significant judgment and is carried out on a product-by-product basis. Typically the establishment of technological feasibility is featured by the completion of both technical design and game design documentation, and only occurs when the online games have a proven ability to be operated in the online game environment in the market. Online game products development costs consist primarily of salaries and benefits paid, depreciation and other expenses in relation to the development, maintenance, monitoring and management of our online gaming products.

Prior to April 1, 2010, as the period between the technological feasibility establishment and the game release had been very short, the development costs incurred in that period were insignificant. Thus, we had expensed all online game development costs as incurred. Due to the extended game development cycle and the incurrence of material research and development cost, from April 2010, we started to capitalize the qualified research and development costs as intangible assets.

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

Intangible assets arising from the assets acquisition and business combination are recognized and measured at fair value upon acquisition. Intangible assets from such transactions are amortized using the straight-line method over one to five years. Qualified research and development costs, capitalized as intangible assets, are amortized over the estimated life of the corresponding online games.

We assess impairment for long-lived assets whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of the long-lived assets is assessed by comparing the carrying amount to the estimated undiscounted future cash flows associated with the related assets. For the years ended December 31, 2008, 2009 and 2010, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

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

Share-Based Compensation Expenses

Share incentive plan

In September 2006, we adopted a share incentive plan, which was subsequently supplemented and amended. Prior to the amendment to the plan in February 2009, 32,145,000 Class B ordinary shares have been reserved for future issuance under the share incentive plan. On February 28, 2009, our shareholders approved an amendment to the share incentive plan that effectively increased the number of Class B ordinary shares authorized for issuance under the share incentive plan by 10,000,000. The 10,000,000 additional Class B ordinary shares were registered for issuance pursuant to a registration statement on Form S-8 filed on August 10, 2009 (File No. 333-161193). On November 14, 2009, our shareholders approved a further amendment to the share incentive plan that increased the number of Class B ordinary shares authorized for issuance under the share incentive plan to 44,645,000. In addition, the option expiry date was changed to the earlier of (i) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement, (ii) three months after the termination of service with us other than for disability or death, or (iii) one year after the termination of service with us due to disability or death. The amendment applies to share options granted after November 14, 2009. On August 14, 2010, our shareholders approved a 2010 Share Incentive Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance and such shares were registered on Form S-8 filed on September 13, 2010 (File No. 333-169333).

Share Options

During 2010, we granted options to purchase an aggregate of 7,408,230 Class B ordinary shares to some of our senior executives and employees. In addition to service-based share options, we granted performance-based share options to our officers and employees.

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

Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common share equivalents outstanding during the period. Common share equivalents consist of the common shares issuable upon the exercise of share options (using the treasury stock method). Common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Stock options with performance conditions are included in the computation of diluted EPS if the options are dilutive and if their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

Income Taxes

We account for income taxes as described in note 2(22) and note 16 in our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets if and when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. When there is no clarity in the change of the new corporate income tax, we would accrue based on tax law requirements and then subsequently evaluate whether there is any new information that would change the accrual. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could make our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

When we sell our online game operation licenses to certain overseas licensees through PW Network and PW Software, approximately 10% to 20% of the overseas licensing revenues are withheld and paid by the overseas licensees to the local tax authorities as the income tax on our behalf. Based on our current operation transactions, the withholding taxes are not deductible under the new corporate income tax, and the paid foreign income taxes cannot be used to set off our PRC corporate income tax in the future. Accordingly, we recognized the foreign income tax of approximately RMB27.3 million, RMB34.6 million and RMB26.4 million (US$4.0 million) in our consolidated financial statements as income tax expense in 2008, 2009 and 2010, respectively. If, however, events were to occur in the future which are not currently contemplated or there is any change in the relevant PRC tax laws, regulations or the PRC tax authority’s interpretations, as a result of which we may be allowed to set off these foreign income tax payments against our future income tax, an adjustment would result by way of a reversal of the income tax expense in the period in which such determination was made.

Furthermore, under the new corporate income tax which has taken into effect from January 1, 2008, dividends payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. PW Hong Kong, which holds 100% equity interest of PW Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In accordance with U.S. GAAP, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. In the fourth quarter of 2008, to fund our share repurchase program, PW Software decided to declare dividend out of the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, 5% withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008, and was paid in 2009. We continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors approved a change of our dividend policy that we will not distribute any profit out of PW Software generated in the third quarter of 2009 and beyond upon the expiration of the 2008 share repurchase program and will retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax has been accrued afterwards.

Foreign Currency Translation

Our reporting currency is Renminbi (“RMB”). The functional currency of our company is US dollars. The functional currency of our other international subsidiaries is evaluated on a case-by-case basis and is often the local currency.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are included in our consolidated statements of operations.

The financial statements of our overseas subsidiaries are translated from their functional currency into RMB, our reporting currency. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting translation adjustments are recorded as comprehensive income in our consolidated statements of shareholders’ equity.

If our operational strategies change in the future, there may be changes in our functional currency.

Equity investment

Our equity investments are comprised of investments in privately held companies. We account for an equity investment over which we have significantly influence but do not own a majority equity interest or otherwise control using the equity method. We account for our investment in Chengdu Seasky, Ye Net and Zhizhu Network under the equity method of accounting. For equity investment over which we do not have significant influence, the cost method accounting is used. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information including recent financing rounds. No impairment losses were recorded for the years ended December 31, 2008, 2009 and 2010.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment at reporting unit level on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations. As of December 31, 2010, the fair values of our reporting units including goodwill were significantly higher than their respective carrying amounts. No goodwill impairment losses were recorded for the years ended December 31, 2008, 2009 and 2010.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or retrospectively for materially modified arrangements. We have not adopted the new guidance via early adoption option and are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect any material impact on our consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We have not adopted the new guidance via early adoption option and are currently evaluating the impact on our consolidated financial statements disclosure of adopting this guidance.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
Consolidated Statement of Operations Data:
Revenues:

Online game operation revenues	1,250,960	87.0	1,879,933	87.7	2,156,258	326,706	87.3

Overseas licensing revenues	186,218	13.0	214,626	10.0	214,981	32,573	8.7

Film, television and other revenues	—	—	49,804	2.3	99,195	15,029	4.0
Total revenues	1,437,178	100.0	2,144,363	100.0	2,470,434	374,308	100.0
Cost of revenues
Online game related cost	(175,264)	(12.2)	(271,043)	(12.6)	(378,679)	(57,376)	(15.3)
Film, television and other cost	—	—	(28,718)	(1.3)	(66,018)	(10,002)	(2.7)
Total cost of revenues	(175,264)	(12.2)	(299,761)	(14.0)	(444,697)	(67,378)	(18.0)

Gross profit	1,261,914	87.8	1,844,602	86.0	2,025,737	306,930	82.0
Research and development expenses	(227,837)	(15.9)	(270,355)	(12.6)	(419,077)	(63,496)	(17.0)
Sales and marketing expenses	(254,484)	(17.7)	(336,316)	(15.7)	(482,162)	(73,055)	(19.5)
General and administrative expenses	(102,492)	(7.1)	(153,685)	(7.2)	(245,151)	(37,144)	(9.9)
Total operating expenses(1)	(584,813)	(40.7)	(760,356)	(35.5)	(1,146,390)	(173,695)	(46.4)
Operating income	677,101	47.1	1,084,246	50.6	879,347	133,235	35.6
Total other income	22,659	1.6	21,738	1.0	34,755	5,266	1.4
Income before tax	699,760	48.7	1,105,984	51.6	914,102	138,501	37.0
Income tax expense	(53,304)	(3.7)	(68,283)	(3.2)	(87,539)	(13,264)	(3.5)
Net income	646,456	45.0	1,037,701	48.4	826,563	125,237	33.5
Net (income) / loss attributable to non-controlling interests	—	—	(500)	0.0	14,138	2,142	(0.6)
Net income attributable to the Company’s shareholders	646,456	45.0	1,037,201	48.4	840,701	127,379	34.0

(1)	Includes share-based compensation of RMB49,899,831, RMB77,888,793 and RMB96,785,403 (US$14,664,454) for the years ended December 31, 2008, 2009 and 2010, respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. In 2010, we generated revenues of RMB2.5 billion (US$374.3 million), an increase of 15.2% from RMB2.1 billion in 2009. This increase was primarily due to the continuing expansion of our overseas operations in North American, Japan and Europe, as well as the continued popularity of some of our core existing games. Our online game operation revenues were RMB2.2 billion (US$326.7 million) in 2010, an increase of 14.7% from RMB1.9 billion in 2009. Our overseas licensing revenues were RMB215.0 million (US$32.6 million) in fiscal year 2010, compared to RMB214.6 million in 2009. In previous years we generated considerable licensing revenues from Japan through C&C Media, our Japanese operation partner. In 2Q10, we fully acquired C&C Media and began classifying its revenues as online game operation revenues. As such, although we grew our licensing revenues in various markets as we continued to strengthen our global penetration during fiscal year 2010, the overseas licensing revenues were relatively flat compared with fiscal year 2009. Film, television and other revenues were RMB99.2 million (US$15.0 million) in 2010, compared to RMB49.8 million in fiscal year 2009. Most of the film, television and other revenues recognized in 2010 were related to the popular TV series “Fighting for My Marriage” which was released in August 2010.

Cost of Revenues. In 2010, our cost of revenues amounted to RMB444.7 million (US$67.4 million), or 18.0% of our revenues. This represented an increase of RMB144.9 million from RMB299.8 million, or 14.0% of our revenues in 2009. The increase in cost of revenues was mainly due to the incorporation of the financials of C&C Media, Xinbaoyuan and Baohong in our consolidated financial statements and the expansion of our existing game operations. Sales taxes and related surcharges increased from RMB86.8 million in 2009 to RMB109.9 million (US$16.7 million) in 2010 as a result of an increase in our revenues. Salary and benefits expenses increased from RMB62.2 million in 2009 to RMB95.4 million (US$14.5 million) in 2010 as we hired additional employees. Depreciation expenses of server and computer equipment increased from RMB20.5 million in 2009 to RMB45.3 million (US$6.9 million) in 2010 due to the additional servers and computer equipments in service to meet the demand of our business expansion. Higher cost in film, television, and other expenses associated with the release of the successful TV series “Fighting for My Marriage” also contributed to the increase in cost of revenues.

Gross Profit. In 2010, our gross profit was RMB2.0 billion (US$306.9 million), an increase of 9.8% from RMB1.8 billion in 2009. Our gross margin decreased slightly to 82.0% in 2010 from 86.0% in 2009 primarily due to lower profit margin for film and TV related revenues as well as overseas operations.

Operating Expenses. In 2010, our operating expenses were RMB1.1 billion (US$173.7 million), an increase of 50.8% from RMB760.4 million in 2009. The year-over-year increase in operating expenses was mainly due to the expansion of our overall business operations and talent pool, as well as our overseas acquisitions.

Research and development expenses. In 2010, our research and development expenses increased by 55.0% to RMB419.1 million (US$63.5 million) from RMB270.4 million in 2009, primarily due to an increase in personnel costs associated with our expansion of talent pool, partially offset by the capitalization of certain game development costs during certain period of time. Salary and benefits expenses increased from RMB194.5 million in 2009 to RMB320.0 million (US$48.5 million) in 2010, as we hired additional research and development personnel. In 2010, we capitalized development cost of RMB29.5 million (US$4.5 million) for certain online games under development, as compared to Nil in year 2009.

Sales and marketing expenses. In 2010, our sales and marketing expenses increased by 43.4% to RMB482.2 million (US$73.1 million) from RMB336.3 million in 2009, primarily due to the increase in personnel costs from RMB44.1 million in 2009 to RMB97.4 million (US$14.8 million) in 2010 associated with our overseas acquisitions and overall business expansion. This increase was also due to the increased marketing activities in 2010, particularly advertisements on various online game sites and game magazines to promote our newly launched games and some large-scale expansion packages. Our advertising and promotion expenses increased from RMB233.9 million in 2009 to RMB286.3 million (US$43.4 million) in 2010.

General and administrative expenses. In 2010, our general and administrative expenses increased by 59.5% to RMB245.2 million (US$37.1 million) from RMB153.7 million in 2009, primarily due to an increase in personnel costs from RMB57.3 million in 2009 to RMB102.1 million (US$15.5 million) in 2010 associated with our overseas acquisitions and overall business expansion. The increase was also due to an increase in professional expenses we incurred, from RMB31.5 million in 2009 to RMB41.2 million (US$6.2 million) in

2010, primarily in connection with business acquisitions and professional services, including but not limited to legal and accounting services, to meet the requirement of our business expansion. This increase was also attributable to an increase in share-based compensation expenses allocated to general and administrative expenses from RMB28.9 million in 2009 to RMB39.3 million (US$6.0 million) in 2010, primarily due to share-based awards granted in 2010.

Total Other Income. In 2010, our total other income was RMB34.8 million (US$5.3 million) compared to total other income of RMB21.7 million in 2009. This increase was mainly due to the increased interest income and government financial incentives received.

Income Tax Expense. Our income tax expense was RMB87.5 million (US$13.3 million) in 2010, an increase of 28.2%, from RMB68.3 million in 2009. The increase was mainly due to an increase in the applicable income tax rate, in 2010, from 0% to 7.5% for one of our major operating subsidiaries in PRC, as a result of the expiration of its tax exemption status at the end of 2009. This increase was also due to the higher income tax rate applicable to PW USA, which contributed meaningful income to the consolidated total income before tax of our company.

Net Income. As a result of the foregoing, we had a net income of RMB826.6 million (US$125.2 million) in 2010, as compared to RMB1,037.7 million in 2009.

Net Loss /Income Attributable to Non-controlling Shareholders. In 2010, net loss attributable to non-controlling shareholders was RMB14.1 million (US$2.1 million), as compared to net income of RMB0.5 million in year 2009. The net loss was mainly generated from our operation in the PRC.

Net Income Attributable to the Company’s Shareholders. Net income attributable to our shareholders was RMB840.7 million (US$127.4 million) in fiscal year 2010, as compared to RMB1,037.2 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. In 2009, we generated revenues of RMB2.1 billion, an increase of 49.2% from RMB1.4 billion in 2008. This increase was primarily due to the successful launch of a number of new games and expansion packs in China and, to a lesser extent, a significant expansion in our North American operation. Our online game operation revenues were RMB1.9 billion in 2009, an increase of 50.3% from RMB1.3 billion in 2008. Our overseas licensing revenues were RMB214.6 million in fiscal year 2009, an increase of 15.3% from RMB186.2 million in 2008. Film, television and other revenues were RMB49.8 million in 2009, as compared to Nil in fiscal year 2008. Most of the film, television and other revenues recognized in 2009 were related to the movie “Sophie’s Revenge,” which was released in August 2009.

Cost of Revenues. In 2009, our cost of revenues amounted to RMB299.8 million, or 14.0% of our revenues. This represented an increase of RMB124.5 million from RMB175.3 million, or 12.2% of our revenues in 2008. This increase was mainly due to an increase in VAT, business tax and related surcharge from RMB49.7 million in 2008 to RMB86.8 million in 2009 as a result of an increase in our online game operation revenues, and an increase in salary and benefits expenses from RMB30.9 million in 2008 to RMB62.2 million in 2009 as we hired additional employees. This increase was also due to the cost in connection with the production of the film “Sophie’s Revenge.”

Gross Profit. In 2009, our gross profit was RMB1.8 billion, an increase of 46.2% from RMB1.3 billion in 2008. Our gross margin decreased slightly to 86.0% in 2009 from 87.8% in 2008 primarily due to lower profit margin for film related revenues.

Operating Expenses. In 2009, our operating expenses were RMB760.4 million, an increase of 30.0% from RMB584.8 million in 2008. The year-over-year increase in operating expenses was mainly due to the expansion of our overall business operations in 2009.

Research and development expenses. In 2009, our research and development expenses increased by 18.7% to RMB270.4 million from RMB227.8 million in 2008, primarily due to an increase in salaries and benefits from RMB105.8 million in 2008 to RMB194.5 million in 2009, as we hired additional research and development personnel. This increase was also attributable to an increase in share-based compensation expenses allocated to research and development expenses from RMB22.4 million in 2008 to RMB36.7 million in 2009, primarily due to share-based awards granted to the research and development personnel in 2009. This increase was partially offset by a decrease in intangible assets amortization from RMB78.8 million in 2008 to RMB9.0 million in 2009 because we did not incur any significant in-process research and development charge in 2009 as we did in 2008.

Sales and marketing expenses. In 2009, our sales and marketing expenses increased by 32.2% to RMB336.3 million from RMB254.5 million in 2008, primarily due to more marketing activities conducted in 2009, particularly advertisements placed to various online game sites and game magazines to promote our two new games launched in April 2009 and October 2009, respectively. Our advertising and promotion expenses increased from RMB196.5 million in 2008 to RMB233.9 million in 2009. This increase was also due to increases in salaries and benefits for sales and marketing personnel from RMB30.8 million in 2008 to RMB44.1 million in 2009, as we hired more sales and marketing personnel in connection with the expansion of our game operations. In addition, in 2009, we also incurred a charge of approximately RMB17.5 million associated with a change in the estimated useful lives of certain intangible assets acquired from InterServ due to the inter-group resource re-allocation to support new game development.

General and administrative expenses. In 2009, our general and administrative expenses increased by 49.9% to RMB153.7 million from RMB102.5 million in 2008, primarily due to an increase in salary and benefits expenses for administrative personnel from RMB31.5 million in 2008 to RMB57.3 million in 2009, as we hired additional general and administrative personnel to manage our growing business. This increase was also attributable to the expenses associated with the share-based compensation expenses incurred for share options granted to our employees in 2009.

Total Other Income. In 2009, our total other income was RMB21.7 million compared to total other income of RMB22.7 million in 2008.

Income Tax Expense. Our income tax expense was RMB68.3 million in 2009, an increase of 28.1%, from RMB53.3 million in 2008.

Net Income. As a result of the foregoing, we had a net income of RMB1.0 billion in 2009, an increase of 60.5%, from RMB646.5 million in 2008.

Net Income Attributable to Non-controlling Shareholders. In 2009, net income attributable to non-controlling shareholders was RMB0.5 million, as compared to Nil in year 2008.

Net Income Attributable to the Company’s Shareholders. Net income attributable to our shareholders was RMB1.0 billion in fiscal year 2009, an increase of 60.4% from RMB646.5 million in 2008.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Since 2006, we have financed our operations primarily through cash flows from operations. We also received net proceeds of US$133.1 million from our initial public offering in July 2007.

As of December 31, 2010, we had RMB1.4 billion (US$210.2 million) in cash and cash equivalents. Our current cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits with original maturities of three months or less that are placed with banks and other financial institutions. We do not expect to experience an increase in our net working capital requirements for at least the next 12 months due to our current liquidity. We expect positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid cards to them and from players when they deposit cash into their online accounts.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	971,820	1,279,529	1,138,949	172,568
Net cash used in investing activities	(1,087,912)	(178,728)	(1,323,482)	(200,527)
Net cash (used in) / provided by financing activities	(739)	(866,841)	9,636	1,460
Effect of exchange rate changes on cash and cash equivalent	(46,126)	129	(4,647)	(704)
Net (decrease) / increase in cash and cash equivalents	(162,957)	234,089	(179,544)	(27,203)
Cash and cash equivalents at the beginning of the year	1,496,033	1,333,076	1,567,165	237,449
Cash and cash equivalents at the end of the year	1,333,076	1,567,165	1,387,621	210,246

Operating Activities

Net cash provided by operating activities in 2010 was RMB1.1 billion (US$172.6 million). Net cash provided by operating activities in 2010 was primarily attributable to (i) a net income of RMB826.6 million (US$125.2 million), (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB96.8 million (US$14.7 million) and depreciation and amortization expenses in the amount of RMB96.0 million (US$14.5 million), (iii) adding back changes in certain working capital accounts that positively affected operating cash flow including an increase in deferred revenues of RMB25.9 million (US$3.9 million), an increase in advances from customers of RMB24.3 million (US$3.7 million), a decrease in film and television cost of RMB41.6 million (US$6.3 million) and an increase of RMB49.7 million (US$7.5 million) in salary and benefits payable, and (iv) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in accounts receivable of RMB13.4 million (US$2.0 million) and a decrease in tax payable of RMB10.7 million (US$1.6 million). The increase in deferred revenues, advances from customers, film and television costs and salaries and benefits payables are largely in line with the overall expansion of our business.

Net cash provided by operating activities in 2009 was RMB1.3 billion. Net cash provided by operating activities in 2009 was primarily attributable to the following factors: (i) a net income of RMB1.0 billion, (ii) an add-back of the non-cash share-based compensation expenses and depreciation and amortization expenses, in the amount of RMB77.9 million and RMB65.1 million, respectively, (iii) an increase in deferred revenues of RMB53.7 million primarily as a result of our launch of additional games and an increase in revenues from operating our existing games, and (iv) an increase of RMB36.6 million in salary and welfare payable.

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

Investing Activities

Net cash used in investing activities in 2010 was RMB1.3 billion (US$200.5 million). Net cash used in investing activities in 2010 primarily related to (i) cash paid for purchases of short-term time deposits and structured deposits and an increase in our long-term time deposits in the amount of RMB1.2 billion (US$185.8 million) and RMB280.0 million (US$42.4 million), respectively, (ii) RMB259.0 million (US$39.2 million) net cash paid for our several strategic business acquisitions and equity investments in 2010, (iii) an increase in restricted cash of RMB120.0 million (US$18.2 million) to meet balance requirements at the bank to assure future availability of US dollars credit, (iv) cash paid for our office building renovation in the amount of RMB126.4 million (US$19.1 million), (v) purchases of property, equipment and software in the amount of RMB118.3 million (US$17.9 million) to support our expanded operations; and was partially offset by the maturities of short-term time deposits and structured deposits in the amount of RMB866.0 million (US$131.2 million).

Net cash used in investing activities in 2009 was RMB178.7 million. Net cash used in investing activities in 2009 primarily related to (i) purchases of property, equipment and software in the amount of RMB164.0 million to support our expanded operations, (ii) RMB172.2 million net cash paid for our InterServ acquisition in February 2009, offset by a release of RMB145.4 million, which used to be restricted cash.

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

Financing Activities

Net cash generated from financing activities was RMB9.6 million (US$1.5 million) in 2010, primarily related to proceeds from the exercise of share options in the period in the amount of RMB9.5 million (US$1.4 million).

Net cash used in financing activities was RMB866.8 million in 2009. Net cash used in financing activities in 2009 was primarily related to RMB881.5 million used to repurchase our shares, within which RMB136.5 million was used to repurchase our ADSs in the open market under our share repurchase program.

Net cash used in financing activities was RMB0.7 million in 2008. Net cash used in financing activities in 2008 was primarily related to approximately RMB4.6 million used to repurchase our ADSs in the open market under our share repurchase program, offset by RMB3.8 million proceeds from the exercise of share options in the period.

Capital Expenditures

We incurred capital expenditures of RMB279.1 million (US$42.3 million) in 2010. Our capital expenditures in 2010 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations and for the renovation of our new office building. The new office building renovation was completed in January 2011. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We also plan to fund our capital expenditures beyond the next 12 months with cash flows from our operations. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions.

We incurred capital expenditures of RMB168.9 million in 2009. Our capital expenditures in 2009 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations and for the renovation of our new office building.

We incurred capital expenditures of RMB863.8 million in 2008. Our capital expenditures in 2008 were used primarily to purchase servers, computer equipment and office premises for the further expansion of our operations, and for our acquisitions. We purchased office premises with an area of approximately 2,700 square meters in January 2008 at a purchase price of approximately RMB31.6 million. In March 2008, we entered into an agreement for the purchase of the premises with an area of approximately 55,000 square meters in Beijing at the aggregate purchase consideration of approximately RMB700.0 million. We have used our existing cash to pay RMB672.0 million of the consideration as of March 31, 2008. In October 2008, we acquired rights related to two online games, i.e., Meteor Online and an online game developed based on the famous book XiaoAoJiangHu authored by Louis Cha, and a license to use InterServ’s cross-platform game development engine for a total purchase price of approximately US$15.0 million in cash, which was paid off in October 2008.

C. Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. We intend to maintain and strengthen our internal game development capabilities and export more games to more countries and regions. For the years ended December 31, 2008, 2009 and 2010, our research and development expenses were RMB227.8 million, RMB270.4 million and RMB419.1 million (US$63.5 million), respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We are not a party to any financial guarantees or off-balance sheet arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangement and Aggregate Contractual Obligations.” We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Non current deferred revenues	26,320	—	26,320	—	—
Contractual lease obligations	218,808	122,452	88,424	7,932	—
Total	245,128	122,452	114,744	7,932	—

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	39	Founder, Chairman and Chief Executive Officer
Daniel Dong Yang	39	Independent Director
Bing Xiang	49	Independent Director
Han Zhang	47	Independent Director
Kelvin Wing Kee Lau	46	Chief Financial Officer
Di He	37	Chief Technology Officer
Qing Li	37	Chief Design Officer
Qi Zhu	38	Senior Vice President
Davis Jian Li	41	Senior Vice President
Alan Ming Chen	50	Senior Vice President
Robert Hong Xiao	45	Senior Vice President
Xiaoyin Lu	32	Senior Vice President

Biographical Information

Mr. Michael Yufeng Chi is our founder, chairman and chief executive officer. Prior to founding our company, Mr. Chi founded Beijing Golden Human Co., Ltd., a leading Chinese education software company in 1996, and has served as the chairman since its inception. From 2003 to 2004, Mr. Chi also served as a vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology company listed on the Shenzhen Stock Exchange. In 2011, Mr. Chi was named one of the “2010 Most Influential Individuals in the Chinese Game Industry” at the 2010 China Game Industry Annual Conference. In 2009, Mr. Chi was named one of the “Top 10 Most Influential Individuals in Chinese Online Gaming Industry for the Past Decade” according to the 2009 Chinese Online Gaming Industry Survey for the Past Decade conducted in the China Digital Entertainment Exposition and Conference. In 2009, Mr. Chi was named one of the “2009 Outstanding Entrepreneurs of the Chinese e-Game Industry” at the 2009 Annual Conference of Chinese e-Game Industry. In 2007, Mr. Chi was named one of the “2007 Most Influential Individuals in Chinese Game Industry” at the China International Digital Content Expo 2007. In 2002, Mr. Chi was named one of the “Outstanding Young Entrepreneurs in Beijing” by the Beijing Youth Federation and the Beijing Young Entrepreneur Association, and one of the “Outstanding Private Entrepreneurs” by the All-China Association of Industry & Commerce and the China Non-Governmental Science Technology Entrepreneurs Association. In 2001, Mr. Chi was named one of the “Outstanding Young Persons of China’s Software Industry” by the MIIT and the All-China Youth Federation. Mr. Chi received his bachelor’s degree in chemistry from Tsinghua University in 1994 and his MBA degree from China Europe International Business School in 2004.

Mr. Daniel Dong Yang has served as our independent director since October 31, 2009. Mr. Yang has been a partner of SAIF Partners, an Asian private equity firm, since 2004 and served as a director from 2001 to 2004. He currently serves as a director of several companies, such as Vancl.com and 58.com, both of which are IT companies located in China. From 2000 to 2001, he served as an investment officer and director of Softbank China Venture Capital, a venture capital firm in China. Mr. Yang received his bachelor’s degree in computer science from Tsinghua University in 1995, and his master degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

Dr. Bing Xiang has served as our independent director since July 25, 2007. Dr. Xiang has served as an independent director of a number of public companies listed on New York Stock Exchange, Shenzhen Stock Exchange and Hong Kong Stock Exchange, respectively. For example, he is the independent director of LDK Solar Co. Ltd., Yunnan Baiyao Group Co., Ltd. and Dan Form Holdings Company Limited. Dr. Xiang has been a professor of accounting and Dean at the Cheung Kong Graduate School of Business since 2002. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He has also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China Europe International Business School. Dr. Xiang received his bachelor’s degree from Xi’an University of Transportation in 1983 and a Ph.D. degree in accounting from University of Alberta in 1991.

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

Mr. Qing Li has been our chief design officer since February 2006. Prior to joining us, Mr. Li served as the chief design officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the design of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” From 2004 to 2006, he was seconded to our company and in charge of game design. When working with Beijing Golden Human Co., Ltd. from 1998 to 2001, Mr. Li was in charge of the design of several PC games such as “Honor & Freedom I” and “Honor & Freedom II.” Mr. Li received his bachelor’s degree in engineering physics and master’s degree from the Institute of Nuclear Technology at Tsinghua University in 1998 and 2000, respectively. He received his EMBA degree in 2010 at Cheung Kong Graduate School of Business in China.

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

Mr. Xiaoyin Lu is our senior vice president in charge of art management and has been with us since February 2006. Prior to joining us, Mr. Lu served as the art director of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the art work of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” The trailer animation of “Great Qin Warriors,” which was directed by Mr. Lu, won the “Best Visual Effects Award” and the “Best Technological Applications Award” from the Chinese Television Artists Association. From 2004 to 2006, he was seconded to our company and in charge of art management. Mr. Lu received his bachelor’s degree in fine art from Zhejiang Normal University in 2001. He received his EMBA degree from Cheung Kong Graduate School of Business in China in 2010.

There is no family relationship between any of our executive officers or directors.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2010, we paid an aggregate of approximately RMB17.5 million (US$2.7 million) and approximately RMB0.4 million (US$0.06 million) in cash compensation to our senior executive officers and non-executive directors, respectively. For the fiscal year ended December 31, 2010, we paid an aggregate of approximately RMB0.3 million (US$0.04 million) for pension and other social insurance contribution for our senior executive officers pursuant to PRC statutory requirements. For options granted to our officers and directors, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

We have adopted a share incentive plan in 2006, or the 2006 Plan, to motivate, attract and retain employees, directors and consultants and to promote the success of our business. In February 2009, we amended and restated the 2006 Plan, under which the maximum number of ordinary shares reserved for future issuances upon exercise of options and other equity incentives granted under the 2006 Plan was increased to 42,145,000 Class B ordinary shares. In November 2009, we further amended the 2006 Plan to increase the maximum number of ordinary shares reserved for future issuances under the plan to 44,645,000 Class B ordinary shares. On August 14, 2010, our shareholders approved a 2010 Share Incentive Plan, or the 2010 Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance. The following table summarizes, as of March 31, 2011, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2006 Plan and 2010 Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Michael Yufeng Chi	464,000	4.852	July 30, 2009	***
	236,500	4.852	March 3, 2010	****
	160,650	4.292	March 18, 2011	****

Qing Li	*	0.1	September 6, 2006	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Kelvin Wing Kee Lau	*	0.1	March 1, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Qi Zhu	*	0.1	September 6, 2006	**
	*	0.6	April 20, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Davis Jian Li	*	0.1	September 6, 2006	**
	*	0.6	April 20, 2007	**
	*	1.782	October 22, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	1.782	May 27, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Daniel Dong Yang	*	4.852	December 30, 2009	****

Bing Xiang	*	0.9	July 25, 2007	**

Han Zhang	*	1.782	July 28, 2008	***

Alan Ming Chen	*	1.782	February 21, 2008	**
	*	1.782	July 28, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Di He	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****

Robert Hong Xiao	*	1.782	May 26, 2008	**
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Xiaoyin Lu	*	0.1	September 6, 2006	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Other individuals as a group	2,823,835	0.1	September and December 6, 2006, March 1, 2007	**
	693,285	0.6	April 20, 2007	**
	331,250	1.782	July 10, 2007	**
	263,780	1.782	October 22, 2007	**
	605,168	1.782	January 17, 2008	**
	734,290	1.782	May 26, 2008	**
	626,122	1.782	October 28, 2008	***
	2,025,280	0.02	December 1, 2008	***
	4,606,985	1.782	March 3, 2009	***
	496,224	0.02 - 2.976	May 27, 2009	***
	80,189	2.976	June 17, 2009	***
	5,306,558	4.852	July 8, 2009 July 30, 2009 March 3, 2010 May 18, 2010 August 19, 2010 September 20,2010	****
	4,430,300	4.292	March 18, 2011	****

*	The options in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

**	Earlier of the fifth anniversary of our initial public offering or the termination of the optionee’s services.

***	Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or the termination of the optionee’s services (applicable to share options granted after July 4, 2008).

****	Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or three months after the termination of the optionee’s services other than for disability or death.

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

Termination of the Share Incentive Plan. Unless terminated earlier, the amended 2006 Plan will expire in 2019 and the 2010 Plan will terminate in 2020. Our board of directors has the authority to amend or terminate these share incentive plans subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

C. Board Practices

Every director attended all of the meetings of our board of directors and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. In 2010, our board of directors held meetings four times.

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

In 2010, our audit committee held meetings four times.

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

In 2010, our compensation committee passed unanimous written resolutions in lieu of meeting once.

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

D. Employees

We had 2,096, 2,896 and 4,041 employees as of December 31, 2008, 2009 and 2010, respectively. As of March 31, 2011, we had 4,143 employees. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including shares represented by our ADSs), assuming each share is entitled to one vote, as of March 31, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Yufeng Chi(3)	57,489,840	22.9%
Daniel Dong Yang(4)	*	*
Bing Xiang(4)	*	*
Han Zhang(4)	*	*
Kelvin Wing Kee Lau(4)	*	*
Di He(5)	2,969,820	1.2%
Qing Li(4)	*	*
Qi Zhu(4)	*	*
Davis Jian Li(4)	*	*
Alan Ming Chen(4)	*	*
Robert Hong Xiao(4)	*	*
Xiaoyin Lu(4)	*	*
All Directors and Executive Officers as a Group(6)	64,089,325	25.1%
Principal Shareholders:
Perfect Human Holding Company Limited(7)	57,257,840	22.8%
FMR LLC(8)	15,892,590	6.3%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of outstanding Class A ordinary shares and outstanding Class B ordinary shares as of March 31, 2011 and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2011.

(3)	Represents 37,042,625 Class A ordinary shares and 20,215,215 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and controlled by Mr. Michael Yufeng Chi and 232,000 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng which are exercisable within 60 days after March 31, 2011. Perfect Human Holding Company Limited has pledged 15,978,485 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender. The business address for Mr. Chi is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.

(4)	Represents ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2011. The business address for these individuals is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.

(5)	Represents 2,128,570 Class A ordinary shares held by Mr. He and 841,250 Class B ordinary shares held by Mr. He or underlying the options granted to Mr. He which are exercisable within 60 days after March 31, 2011. The mailing address for Mr. He is No. 20011201, Human Resource Service Center, B29 Suzhoujie Street, Haidian District, Beijing, People’s Republic of China.

(6)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2011 held by all of our directors and senior executive officers as a group.

(7)	Represents 37,042,625 Class A ordinary shares and 20,215,215 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company wholly-owned and its sole shareholder is Mr. Michael Yufeng Chi. See also note (3) to this table above. The address for Perfect Human Holding Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(8)	Based on the Schedule 13G/A filed with the SEC on January 10, 2011. FMR LLC’s principal business office is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 11,793,000 shares of our Class B ordinary shares in the form of ADSs as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. FIL Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a qualified institution under Rule 13d-1(b)(1)(ii), is the beneficial owner of 4,084,090 shares of our Class B ordinary shares in the form of ADSs. Pyramis Global Advisors Trust Company (“PGATC”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 15,500 shares of our Class B ordinary shares in the form of ADSs as a result of its serving as investment manager of institutional accounts owning such shares.

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

To our knowledge, as of March 31, 2011, approximately 85% of our total issued ordinary shares (including shares reserved and set aside for future issuance to employees upon exercise of vested options) were held by a record shareholder in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holder of our ordinary shares in the United States.

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

Exclusive Technology Support and Service Agreement. Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network’s online game operations. PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement. PW Network pays PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until March 9, 2024 or the early termination by PW Software or by either party due to the other party’s insolvency or similar circumstances.

Development Cooperation Agreement. Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network’s operation. PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

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

Exclusive Technology Support and Service Agreement. Under the exclusive technology support and service agreement between PW Software and PW Literature dated as of June 25, 2008, PW Software has the exclusive right to provide to PW Literature technical support and services related to PW Literature’s business operations of telecommunications value-added service platform. PW Software owns the intellectual property rights developed by either PW Software or PW Literature in the performance of this agreement. PW Literature pays PW Software quarterly service fees, the amount of which is determined by PW Software and PW Literature based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until June 24, 2028 or the early termination by PW Software or by either party due to the other party’s insolvency or similar circumstances.

Development Cooperation Agreement. Under the development cooperation agreement between PW Literature and PW Software dated as of June 25, 2008, PW Literature exclusively engages PW Software to develop software for PW Literature’s operation. PW Literature and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Literature pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Literature based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until June 24, 2028 or the early termination by both parties thereto.

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

Contractual Arrangements with Perfect Moment and its Equity Owners and PW Pictures

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in film and television program production and distribution services in China. We conduct our film and television program production and distribution businesses in China through PW Software’s contractual arrangements with our variable interest entities Perfect Moment and PW Pictures entered into in February 2011. PW Pictures is a wholly owned subsidiary of Perfect Moment. These contractual arrangements include the following.

Exclusive Technology Support and Service Agreement with PW Pictures. Under the exclusive technology support and service agreement between PW Software and PW Pictures, PW Software has the exclusive right to provide to PW Pictures technical support and services related to PW Pictures’ film and television program production and distribution operations. PW Software owns the intellectual property rights developed by either PW Software or PW Pictures in the performance of this agreement. PW Pictures pays to PW Software quarterly service fees, the amount of which is determined by PW Software and PW Pictures based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until August 21, 2026 or the early termination by PW Software or by either party due to the other party’s insolvency or similar circumstances.

Development Cooperation Agreement with PW Pictures. Under the development cooperation agreement between PW Pictures and PW Software, PW Pictures exclusively engages PW Software to develop software for PW Pictures’ operation. PW Pictures and PW Software jointly own the intellectual property rights developed by PW Software and share the proceeds from such rights on an agreed percentage. PW Pictures pays to PW Software monthly service fees, the amount of which is determined by PW Software and PW Pictures based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until August 21, 2026 or the early termination by both parties thereto.

Business Operation Agreement with Perfect Moment. Under the business operation agreement among PW Software, Perfect Moment and the shareholders of Perfect Moment, PW Software provides guidance and advice on the daily operations and financial management systems of Perfect Moment and PW Pictures. Perfect Moment and the shareholders of Perfect Moment must elect the candidates recommended by PW Software as the directors of Perfect Moment and PW Pictures, and appoint the senior executives of Perfect Moment and PW Pictures as per PW Software’s designation. Moreover, Perfect Moment and its shareholders agree that without the prior consent of PW Software, Perfect Moment will not, and Perfect Moment will cause PW Pictures not to, engage in any transactions that could materially affect their assets, business, personnel, rights, liabilities or operations, including incurrence or assumption of any indebtedness of more than RMB400,000, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party, amendment of their articles of association or business scopes, change of their normal operation procedures, or transfer their equity interests in any of their subsidiaries. The agreement also provides that if any of the agreements between PW Software and Perfect Moment or PW Pictures is terminated, PW Software is entitled to terminate all of the other agreements between itself, Perfect Moment and PW Pictures. This agreement is effective until August 21, 2026 or the early termination by PW Software.

Call Option Agreement with Perfect Moment. Under the call option agreement among the equity owners of Perfect Moment, Perfect Moment and PW Software, the equity owners of Perfect Moment irrevocably granted PW Software or its designated person an exclusive option to purchase from Perfect Moment’s equity owners, to the extent permitted under PRC law, all or part of the equity interests in Perfect Moment for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until August 21, 2026 or the early termination by all parties thereto.

Equity Pledge Agreement with Perfect Moment. Under the equity pledge agreement among the equity owners of Perfect Moment, Perfect Moment and PW Software, the equity owners of Perfect Moment pledged all of their equity interests in Perfect Moment to PW Software to guarantee the performance of Perfect Moment and PW Pictures under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If Perfect Moment, its equity owners or PW Pictures breaches its respective contractual obligations, PW Software, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of Perfect Moment agreed not to take any actions that would prejudice PW Software’s interest. This agreement is effective until August 21, 2026.

Power of Attorney. Each equity owner of Perfect Moment has executed a power of attorney to appoint PW Software as its attorney-in-fact to exercise all of its rights as equity owner of Perfect Moment, including voting rights and the rights to transfer any or all of its equity interest in Perfect Moment. The appointment of PW Software as attorney-in-fact will remain effective until the termination of the above business operation agreement or the dissolution of PW Software.

Other Transactions with Certain Directors, Shareholders and Affiliates

In August 2008, PW Network invested RMB3.0 million (US$0.4 million) for a minority stake in PW Pictures, a newly established Chinese media and entertainment company controlled by Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd., a company controlled by Mr. Ge Song, who was a director of our company between September 2006 to May 2010. In April 2009, PW Network further entered into a capital increase and share transfer agreement with PW Pictures and its majority equity holder, to invest an aggregate of RMB70.0 million (US$10.3 million) in PW Pictures to acquire additional equity in and increase the registered capital of PW Pictures. Upon consummation of the transaction, PW Network holds 89% equity in PW Pictures. In the fourth quarter of 2009, PW Network transferred 9% equity in PW Pictures to the minority interest holder of PW Pictures without additional consideration based on the contingent contractual terms set forth in the capital increase and share transfer agreement. In July 2010, the minority interest holder of PW Pictures transferred the remaining 20% equity in PW Pictures to PW Network for a consideration of approximately RMB16.9 million (US$3.0 million). Upon consummation of the transaction, PW Pictures became our wholly owned subsidiary.

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

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. On March 17, 2011, a patent infringement lawsuit, entitled Abridge Technology v. Metropcs Communications, Inc. et al., Case No. 11-cv-00180 was filed in the United State District Court for the Eastern District of Texas against thirty parties. PW USA is one of the thirty parties in this case. The plaintiff alleges that these thirty parties infringed four of its patents related to conducting electronic commerce using electronic tokens. We believe this case is without merit and intend to vigorously defend it.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2007 (from July 26), 2008, 2009 and 2010 (2) each of the four quarters of 2009 and 2010 and (3) each of the past six months.

	Trading Price ($)
	High	Low
2007 (from July 26)
Full Year	37.00	17.40
2008
Full Year	33.52	13.88
2009
Full Year	50.49	8.78
First Quarter	18.80	8.78
Second Quarter	33.90	13.73
Third Quarter	50.49	26.30
Fourth Quarter	50.40	38.85
2010
Full Year	44.63	20.75
First Quarter	44.63	35.02
Second Quarter	39.17	20.75
Third Quarter	27.06	20.98
Fourth Quarter	34.40	21.72
October	32.97	25.22
November	34.40	23.60
December	24.25	21.72
2011
January	23.82	21.50
February	24.25	19.93
March	23.13	19.70
April	29.10	21.09
May (through May 6, 2011)	27.24	24.84

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2010 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Our board of directors may, in their absolute discretion (except with respect to a transfer from a shareholder to its affiliate(s)), decline to register any transfer of shares without assigning any reason thereof. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law (including but not limited to U.S. securities law provisions related to insider trading) and our articles of association, our board of directors shall promptly register such transfer. Further, any director is authorized to confirm in writing addressed to the registered office to authorize a share transfer and to instruct that the register of members be updated accordingly, provided that the transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law and our articles of association and such holder is not the director who authorizes the transfer or an entity affiliated with such director. Any director is authorized to execute a share certificate in respect of such shares for and on behalf of our company.

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

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships (or other entities treated as a partnerships for U.S. federal income tax purposes) or other pass-through entities.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between holders of ADSs and the issuer of the underlying shares, or parties to whom ADSs are pre-released, may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the creditability of any foreign taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, could be affected by future actions that may be taken by the U.S. Treasury, such intermediaries or such parties to whom ADSs are pre-released.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a “passive foreign investment company” nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a “resident enterprise” for PRC tax purposes under the new PRC corporate income tax law, a U.S. Holder may be subject to withholding taxes on dividends paid on our ADSs or ordinary shares. However, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation applicable to qualified dividend income as described above. For more information regarding the new PRC corporate income tax law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules to any of our subsidiaries.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Effective for taxable years beginning after March 18, 2010, individuals and, to the extent provided by the U.S. Secretary of Treasury in regulations or other guidance, certain domestic entities that hold an interest in a “specified foreign financial asset” will be required to attach certain information regarding such assets to their income tax return for any year in which the aggregate value of all such assets exceeds US$50,000. A “specified foreign financial asset” includes any depository or custodial accounts at foreign financial institutions, non-publicly traded debt or equity interests in a foreign financial institution, and to the extent not held in an account at a financial institution, (i) stocks or securities issued by non-U.S. persons; (ii) any financial instrument or contract held for investment that has an issuer or counterparty which is non-U.S. person; and (iii) any interest in a non-U.S. entity. Penalties may be imposed for the failure to disclosure such information regarding specified foreign financial assets. You are urged to consult your tax advisors regarding the potential reporting requirements that may be imposed by this new legislation with respect to ownership of ADSs or ordinary shares.

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

Foreign Exchange Risk

Most of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering and overseas revenues denominated in U.S. dollars. In 2010, we generated more revenues in foreign currency from exporting our games to overseas than in 2009. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition. Fluctuations in exchange rates, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars. We recorded a net foreign currency transaction loss of approximately RMB5.8 million (US$0.9 million) in 2010 principally due to overseas licensing revenues in foreign currency resulting from the RMB appreciation and generate licensing revenues in foreign currencies. We may experience additional foreign exchange losses in the future to the extent we hold financial assets denominated in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% against the U.S. dollar in the next three years. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi has fluctuated since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. For the year ended December 31, 2010, we recorded RMB0.5 million of foreign translation loss in other comprehensive income. If the exchange rate of RMB against the U.S. dollar is 10% higher than those we used in our financial statements, our foreign currency translation loss in our comprehensive income would have been decreased by approximately RMB17.8 million.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. As of December 31, 2010, the aggregate amount payable to us from our depositary was US$1.4 million, which is to reimburse our investor relations activities spending and other related expenses incurred as a result of the listing of our ADSs on the NASDAQ Global Market.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2010.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

We have excluded C&C Media and Xinbaoyuan & Baohong from the assessment of internal control over financial reporting as of December 31, 2010 because they were acquired by us in business combinations during 2010. The total assets and total revenues of these entities represent 14.1% and 9.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2009		2010
Audit fees(1)	US$	1,399,083	US$	1,479,455
All other fees(2)		—	US$	168,600

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial data.

(2)	“All other fees” means the aggregate fees billed in 2010 for financial due diligence services rendered by our principal auditors in connection with C&C Media and potencial business acquisitions.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Stock Market Rules.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Perfect World Co., Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on June 19, 2009).

1.2	Amendments to the Amended and Restated Memorandum and Articles of Association adopted by the shareholders of the Registrant on November 14, 2009 (incorporated by reference to Exhibit 1.2 of our annual report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 14, 2010).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 11, 2007).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

4.1	Shareholders Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.2	Supplementary Agreement to Shareholders Agreement among the Registrant and other parties thereto dated as of December 4, 2006 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.3	Amended and Restated Share Incentive Plan, effective November 14, 2009 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 14, 2010).

4.4*	2010 Share Incentive Plan, effective July 21, 2010

4.5	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document

4.6	English Translation of Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.7	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Network and its Founders (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.8	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Software and a Senior Executive Officer (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.9	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Network dated as of April 4, 2007 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.10	English Translation of Development Cooperation Agreement between PW Network and PW Software dated as of April 4, 2007 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.11	English Translation of Business Operation Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.12	English Translation of Call Option Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.13	English Translation of Equity Pledge Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.14	English Translation of Power of Attorney signed by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.15	English Translation of Technology Development Contract between PW Software and PW Network dated as of September 10, 2006 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.16	English Translation of Supplementary Agreement to the Development Cooperation Agreement between PW Network and PW Software dated as of April 1, 2008 (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

Exhibit Number	Description of Document

4.17	English Translation of Loan Agreement between PW Software and Mr. Michael Yufeng Chi dated as of May 20, 2008, including a Commitment Letter issued by Mr. Michael Yufeng Chi dated as of April 10, 2009 (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.18	English Translation of Loan Agreement between PW Software and Mr. Qi Zhu dated as of May 20, 2008, including a Commitment Letter issued by Mr. Qi Zhu dated as of April 10, 2009 (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.19	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Literature dated as of June 25, 2008 (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.20	English Translation of Development Cooperation Agreement between PW Software and PW Literature dated as of June 25, 2008 (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.21	English Translation of Business Operation Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008 (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.22	English Translation of Call Option Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008 (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.23	English Translation of Equity Pledge Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of April 24, 2009 (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.24	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008 (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.25	Share Repurchase Agreement between the Registrant and SB Asia Investment Fund II L.P. dated as of June 1, 2009 (incorporated by reference to Exhibit 4.48 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.26*	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Pictures dated as of February 12, 2011.

4.27*	English Translation of Development Cooperation Agreement between PW Network and PW Pictures dated as of February 12, 2011.

4.28*	English Translation of Business Operation Agreement among PW Software, Perfect Moment, and shareholders of Perfect Moment dated as of February 12, 2011.

4.29*	English Translation of Call Option Agreement among PW Software, Perfect Moment, and shareholders of Perfect Moment dated as of February 12, 2011.

4.30*	English Translation of Equity Pledge Agreement among PW Software, Perfect Moment, and shareholders of Perfect Moment dated as of February 12, 2011.

Exhibit Number	Description of Document

4.31*	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Tian Liang dated as of February 12, 2011.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of King & Wood.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFECT WORLD CO., LTD.

By:	/S/ MICHAEL YUFENG CHI
Name:	Michael Yufeng Chi
Title:	Chairman and Chief Executive Officer

Date: May 9, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders:

of Perfect World Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F, management has excluded C&C Media and Xinbaoyuan & Baohong from its assessment of internal control over financial reporting as of December 31, 2010 because they were acquired by the Company in business combinations during 2010. We have also excluded these entities from our audit of internal control over financial reporting. The total assets and total revenues of these entities represent 14.1% and 9.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

May 9, 2011

Perfect World Co., Ltd.

Consolidated Balance Sheets as of December 31, 2009 and December 31, 2010

	Notes	December 31, 2009	December 31, 2010	December 31, 2010

		RMB	RMB	USD (Note 2(5))
Assets
Current assets
Cash and cash equivalents	2(6),5	1,567,165,156	1,387,621,178	210,245,633
Restricted cash	4	5,033,996	4,849,614	734,790
Short-term investments	2(7),5	30,000,000	390,000,000	59,090,909
Accounts receivable, net	2(9),6	90,435,732	157,617,474	23,881,435
Due from related parties	20	159,100	2,127,500	322,348
Prepayments and other assets		54,262,066	83,369,296	12,631,712
Deferred tax assets	16(d)	3,048,654	9,399,978	1,424,239

Total current assets		1,750,104,704	2,034,985,040	308,331,066

Non current assets
Equity investments	2(10),7	30,471,237	49,378,909	7,481,653
Time deposit	5	—	284,568,575	43,116,451
Restricted time deposit	4,5	—	121,721,425	18,442,640
Film and television cost	2(11)	14,508,195	24,240,561	3,672,812
Property, equipment and software, net	2(12),8	244,069,532	306,248,969	46,401,359
Construction in progress	2(13)	771,265,335	911,395,229	138,090,186
Intangible assets, net	2(14),10	36,930,233	138,464,771	20,979,511
Goodwill	2(16),11	116,256,000	483,624,832	73,276,490
Prepayments and other assets		42,516,514	48,010,649	7,274,340
Deferred tax assets	16(d)	2,895,739	2,690,344	407,628

Total assets		3,009,017,489	4,405,329,304	667,474,136

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		92,131,878	121,600,949	18,424,386
Advances from customers	2(17)	88,944,437	146,203,059	22,151,979
Salary and welfare payable		99,629,630	154,136,724	23,354,049
Taxes payable		35,503,484	27,455,310	4,159,895
Accrued expenses and other liabilities	12	40,055,495	131,580,683	19,936,467
Due to related parties	20	5,650,616	4,832,000	732,121
Deferred revenues	2(18)	280,584,152	386,274,965	58,526,510
Deferred tax liabilities	16(d)	22,488,342	47,037,398	7,126,878
Deferred government grants		—	300,000	45,455

Total current liabilities		664,988,034	1,019,421,088	154,457,740
Deferred revenues	2(18)	28,479,618	26,320,224	3,987,913

Total liabilities		693,467,652	1,045,741,312	158,445,653

Commitments and contingencies	21
Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued and outstanding as of December 31, 2009; 39,171,195 Class A ordinary shares issued and outstanding, 211,839,885 Class B ordinary shares issued and outstanding as of December 31, 2010)	14	198,506	199,791	30,271
Additional paid-in capital	14	381,099,428	493,089,324	74,710,504
Statutory reserves	2(23)	181,563,507	239,264,390	36,252,180
Accumulated other comprehensive loss	2(4)	(65,453,442)	(65,956,622)	(9,993,428)
Retained earnings		1,799,851,169	2,582,851,059	391,341,070

Total Perfect World Shareholders’ Equity		2,297,259,168	3,249,447,942	492,340,597
Non-controlling interest		18,290,669	110,140,050	16,687,886

Total Shareholders’ Equity		2,315,549,837	3,359,587,992	509,028,483

Total Liabilities and Shareholders’ Equity		3,009,017,489	4,405,329,304	667,474,136

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010

	Notes	For the years ended December 31,
		2008	2009	2010	2010
		RMB	RMB	RMB	USD (Note 2(5))
Revenues
Online game operation revenues		1,250,959,689	1,879,932,736	2,156,258,192	326,705,787
Overseas licensing revenues		186,218,677	214,625,630	214,980,802	32,572,849
Film, television and other revenues		—	49,804,306	99,194,565	15,029,480

Total Revenues	2(17)	1,437,178,366	2,144,362,672	2,470,433,559	374,308,116
Cost of revenues
Online game related cost		(175,264,350)	(271,043,328)	(378,678,901)	(57,375,591)
Film, television and other cost		—	(28,717,551)	(66,018,204)	(10,002,758)

Total cost of revenues	2(19)	(175,264,350)	(299,760,879)	(444,697,105)	(67,378,349)

Gross profit		1,261,914,016	1,844,601,793	2,025,736,454	306,929,767
Operating expenses
Research and development expenses	2(20)	(227,836,657)	(270,355,072)	(419,076,642)	(63,496,461)
Sales and marketing expenses	2(24)	(254,484,542)	(336,316,211)	(482,162,083)	(73,054,861)
General and administrative expenses		(102,492,121)	(153,684,631)	(245,150,994)	(37,144,090)

Total operating expenses		(584,813,320)	(760,355,914)	(1,146,389,719)	(173,695,412)

Operating profit		677,100,696	1,084,245,879	879,346,735	133,234,355

Other income / (expenses)
Share of loss from equity investments	7	(1,175,025)	(4,088,738)	(8,092,328)	(1,226,110)
Interest income		35,369,600	15,404,786	27,000,890	4,091,044
Others, net	13	(11,535,587)	10,422,381	15,846,865	2,401,040

Total other income		22,658,988	21,738,429	34,755,427	5,265,974

Income before tax		699,759,684	1,105,984,308	914,102,162	138,500,329
Income tax expense	2(22),16(c)	(53,303,570)	(68,283,268)	(87,539,495)	(13,263,560)

Net income		646,456,114	1,037,701,040	826,562,667	125,236,769
Net (income) / loss attributable to non-controlling interests		—	(499,641)	14,138,106	2,142,137

Net income attributable to the Company’s shareholders		646,456,114	1,037,201,399	840,700,773	127,378,906

Net earnings per share, basic	2(26),18	2.30	4.11	3.36	0.51
Net earnings per share, diluted		2.18	3.86	3.17	0.48
Net earnings per ADS, basic		11.50	20.57	16.80	2.55
Net earnings per ADS, diluted		10.91	19.28	15.87	2.41

Shares used in calculating basic net earnings per share		280,987,729	252,138,828	250,232,543	250,232,543
Shares used in calculating diluted net earnings per share		296,238,151	269,004,366	264,818,376	264,818,376

Total share-based compensation cost included in:	2(21),15
Cost of revenues		(3,000,334)	(4,983,795)	(6,938,253)	(1,051,250)
Research and development expenses		(22,365,703)	(36,730,329)	(37,480,733)	(5,678,899)
Sales and marketing expenses		(4,733,152)	(7,290,958)	(13,079,432)	(1,981,732)
General and administrative expenses		(19,800,642)	(28,883,711)	(39,286,985)	(5,952,573)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010

	Class A and Class B Ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive (loss)/gain	Retained earnings	Non- controlling Interest	Comprehensive income attributable to Perfect World Co., Ltd.	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	279,285,720	221,081	—	—	1,124,169,036	29,919,175	(31,771,062)	267,837,988	—	—	1,390,376,218
Comprehensive income:
Net profit	—	—	—	—	—	—	—	646,456,114	—	646,456,114	646,456,114
Foreign currency translation loss	—	—	—	—	—	—	(33,806,593)	—	—	(33,806,593)	(33,806,593)

Total comprehensive income										612,649,521	612,649,521

Share-based compensation cost	—	—	—	—	49,899,831	—	—	—	—	—	49,899,831
Appropriation to statutory reserves	—	—	—	—	—	65,026,358	—	(65,026,358)	—	—	—
Ordinary shares issued upon exercise of employee stock options	3,450,325	2,400	—	—	3,898,616	—	—	—	—	—	3,901,016
Repurchase of shares	—	—	(18,952,725)	(391,224,203)	—	—	—	—	—	—	(391,224,203)

Balance as of December 31, 2008	282,736,045	223,481	(18,952,725)	(391,224,203)	1,177,967,483	94,945,533	(65,577,655)	849,267,744	—	—	1,665,602,383

Comprehensive income:
Net profit	—	—	—	—	—	—	—	1,037,201,399	499,641	1,037,201,399	1,037,701,040
Foreign currency translation gain	—	—	—	—	—	—	124,213	—	—	124,213	124,213

Total comprehensive income									499,641	1,037,325,612	1,037,825,253

Share-based compensation cost	—	—	—	—	77,888,793	—	—	—	—	—	77,888,793
Appropriation to statutory reserves	—	—	—	—	—	86,617,974	—	(86,617,974)	—	—	—
Ordinary shares issued upon exercise of employee stock options	6,058,300	4,139	—	—	14,571,783	—	—	—	—	—	14,575,922
Repurchase of shares	—	—	(20,713,235)	(494,807,535)	—	—	—	—	—	—	(494,807,535)
Cancellation of repurchased shares	(39,665,960)	(29,114)	39,665,960	886,031,738	(886,002,624)	—	—	—	—	—	—
Acquisition of businesses (Note 9)	—	—	—	—	—	—	—	—	14,465,021	—	14,465,021
Change in the Company’s economic interests in an affiliate (Note 9)	—	—	—	—	(3,326,007)	—	—	—	3,326,007	—	—

Balance as of December 31, 2009	249,128,385	198,506	—	—	381,099,428	181,563,507	(65,453,442)	1,799,851,169	18,290,669	—	2,315,549,837

Perfect World Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31,

2008, 2009 and 2010—Continued

	Class A and Class B Ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive (loss)/gain	Retained earnings	Non- controlling Interest	Comprehensive income attributable to Perfect World Co., Ltd.	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Comprehensive income:
Net profit	—	—	—	—	—	—	—	840,700,773	(14,138,106)	840,700,773	826,562,667
Foreign currency translation loss	—	—	—	—	—	—	(503,180)	—	—	(503,180)	(503,180)

Total comprehensive income	—	—	—	—	—	—	—	—	(14,138,106)	840,197,593	826,059,487

Share-based compensation cost	—	—	—	—	98,723,134	—	—			—	98,723,134
Appropriation to statutory reserves	—	—	—	—	—	57,700,883	—	(57,700,883)		—	—
Ordinary shares issued upon exercise of employee stock options	1,882,695	1,285	—	—	11,264,160	—	—	—	—	—	11,265,445
Excess tax benefits from share-based awards	—	—	—	—	769,168	—	—	—	—	—	769,168
Acquisition of businesses (Note 9)	—	—	—	—	—	—	—	—	123,945,972	—	123,945,972
Change in the Company’s economic interests in an affiliate (Note 9)	—	—	—	—	1,233,434	—	—	—	(18,118,485)	—	(16,885,051)
Capital contribution from non- controlling interest	—	—	—	—	—	—	—	—	160,000	—	160,000

Balance as of December 31, 2010	251,011,080	199,791	—	—	493,089,324	239,264,390	(65,956,622)	2,582,851,059	110,140,050	—	3,359,587,992

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD (Note 2(5))
Cash flows from operating activities:
Net income	646,456,114	1,037,701,040	826,562,667	125,236,769
Adjustments for:
Share-based compensation cost	49,899,831	77,888,793	96,785,403	14,664,454
Depreciation and amortization expense	22,130,217	65,059,775	95,995,702	14,544,803
In-process research and development acquired from InterServ	78,417,506	—	—	—
Exchange loss	12,187,231	758,889	5,802,680	879,194
Share of loss from equity investments	1,175,025	4,088,738	8,092,328	1,226,110
Loss from disposal of property, equipment and software	176,354	956,566	1,111,034	168,338
Deferred income tax	—	(1,045,509)	(4,146,222)	(628,215)
PRC withholding tax on dividend distribution	26,000,000	(6,255,069)	—	—
Provision for doubtful accounts	—	—	9,817,494	1,487,499
Provision for film and television cost	—	—	4,812,737	729,203
Excess tax benefits from share-based payment arrangements	—	—	769,168	116,541
Changes in assets and liabilities:
Accounts receivable	(22,103,425)	(52,172,840)	(13,430,678)	(2,034,951)
Current prepayments and other assets	(11,922,267)	(15,648,807)	(11,941,564)	(1,809,328)
Foreign withholding tax	(1,365,895)	628,243	768,138	116,385
Film and television cost	—	1,081,731	41,566,160	6,297,903
Due from/to related parties	—	1,563,916	(2,787,016)	(422,275)
Non-current prepayments and other assets	(16,858,536)	3,629,432	(11,132,139)	(1,686,688)
Accounts payable	(831,337)	40,616,081	(4,018,752)	(608,902)
Advances from customers	28,715,928	8,599,884	24,289,311	3,680,199
Salary and welfare payable	30,996,508	36,583,927	49,706,027	7,531,216
Taxes payable	7,396,894	14,781,543	(10,724,511)	(1,624,926)
Accrued expenses and other liabilities	8,517,394	7,586,190	4,887,415	740,517
Deferred revenues	113,312,411	53,746,697	25,863,964	3,918,782
Deferred government grants	(480,000)	(620,000)	300,000	45,455

Net cash provided by operating activities	971,819,953	1,279,529,220	1,138,949,346	172,568,083

Cash flows from investing activities:
Purchase of property, equipment and software	(74,123,466)	(101,956,994)	(118,261,994)	(17,918,483)
Cash paid for construction in progress	(685,488,822)	(62,074,145)	(126,364,817)	(19,146,184)
Purchase of intangible assets	(1,351,351)	(4,829,155)	(34,474,450)	(5,223,402)
Capitalized product development costs	—	—	(25,342,261)	(3,839,737)
(Increase) / decrease of restricted cash and restricted time deposit	(150,361,200)	145,351,724	(120,000,000)	(18,181,818)
Cash paid for the assets acquired from InterServ	(102,852,002)	—	—	—
Cash paid for equity investments	(23,735,000)	(10,000,000)	(27,000,000)	(4,090,909)
Cash paid for business acquisitions, net of cash acquired	—	(172,199,707)	(232,038,527)	(35,157,353)
Purchase of short-term investment	(50,000,000)	(70,000,000)	(1,226,000,000)	(185,757,576)
Maturities of short-term investments	—	90,000,000	866,000,000	131,212,121
Purchase of time deposits	—	—	(280,000,000)	(42,424,242)
Increase in loan receivable	—	(3,000,000)	—	—
Decrease in loan receivable	—	9,980,000	—	—

Net cash used in investing activities	(1,087,911,841)	(178,728,277)	(1,323,482,049)	(200,527,583)

Cash flows from financing activities:
Exercises of share options	3,836,884	14,615,293	9,475,772	1,435,723
Repurchase of shares	(4,575,649)	(881,456,089)	—	—
Capital contribution from non-controlling interest	—	—	160,000	24,242

Net cash (used in) / provided by financing activities	(738,765)	(866,840,796)	9,635,772	1,459,965

Effect of exchange rate changes on cash and cash equivalents	(46,126,609)	129,278	(4,647,047)	(704,098)

Net (decrease) / increase in cash	(162,957,262)	234,089,425	(179,543,978)	(27,203,633)

Cash and cash equivalents, beginning of the period	1,496,032,993	1,333,075,731	1,567,165,156	237,449,266

Cash and cash equivalents, end of the period	1,333,075,731	1,567,165,156	1,387,621,178	210,245,633

Supplemental schedule of non-cash financing activities:
Share repurchase from SAIF	(386,648,554)	—	—	—
Contingent liability incurred from Xinbaoyuan and Baohong acquisition	—	—	(81,729,472)	(12,383,253)
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	(23,288,291)	(54,963,960)	(93,623,886)	(14,185,437)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi Yuan unless otherwise stated)

1. Organization and principal activities

The accompanying consolidated financial statements include the financial statements of Perfect World Co., Ltd. (the “Company”) and its subsidiaries and variable interest entities (“VIEs”). The Company was incorporated in the Cayman Islands on June 28, 2006. The Company has been listed on the NASDAQ in the United States of America since July 26, 2007. The Company, all the subsidiaries and the VIEs are collectively referred to as the “Group.”

Details of the subsidiaries and major VIEs as of December 31, 2010 are described below:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Software Co., Ltd. (“PW Software”)	100%	Beijing, China, August 2006
Perfect Online Holding Limited (“PW Hong Kong”)	100%	Hong Kong, China, December 2007
Perfect World Entertainment Inc. (“PW USA”)	100%	Delaware, USA, April 2008
Perfect Game Holdings Limited (“PW BVI”)	100%	British Virgin Islands, October 2008
Perfect Star Co., Ltd. (“PW Malaysia”)	100%	Labuan, Malaysia, January 2009
Global InterServ (Caymans) Inc. (“InterServ Caymans”)	100%	Cayman Islands, acquired in February 2009
InterServ Information and Technology (Shanghai) Co., Ltd. (“InterServ Shanghai”)	100%	Shanghai, China, acquired in February 2009
Chengdu InterServ Information and Technology Co., Ltd. (“InterServ Chengdu”)	100%	Chengdu, China, acquired in February 2009
Perfect World Interactive Entertainment Co., Ltd. (“PW Interactive”)	100%	Cayman Islands, March 2009
Perfect Pictures Co., Ltd. (“Perfect Pictures BVI”)	100%	British Virgin Islands, April 2009
Perfect Sky Online Co., Limited (“PW Sky”)	100%	Hong Kong, China, May 2009
Perfect Entertainment Zone N.V. (“PW Antilles”)	100%	Netherlands Antilles, August, 2009
Perfect World Interactive Technology Co., Ltd. (“PW Taiwan”)	100%	Taiwan, China, November 2009
Perfect World Universal Coöperatieve U.A. (“PW Universal”)	100%	Netherlands, December 2009
Shanghai Perfect World Software Co., Ltd. (“Shanghai PW Software”)	100%	Shanghai, China, December 2009
Perfect World Europe B.V. (“PW Europe”)	100%	Netherlands, January 2010
C&C Media Co., Ltd. (“C&C Media”)	100%	Japan, acquired in April 2010
CCO Co., Ltd. (“CCO”)	100%	Japan, acquired in April 2010
Beijing Perfect World Digital Entertainment Software Co., Ltd. (“PW Digital Software”)	100%	Beijing, China, April 2010
Runic Games, Inc. (“Runic Games”)	74.47%	Delaware, USA, acquired in May 2010
Beijing Perfect World Game Software Co., Ltd. (“PW Game Software”)	100%	Beijing, China, August 2010

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Major VIEs	Economic interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Network Technology Co., Ltd. (“PW Network”)	100%	Beijing, China, March 2004
Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (“PW Literature”)	100%	Beijing, China, June 2008
Shanghai Perfect World Network Technology Co., Ltd. (“Shanghai PW Network”)	100%	Shanghai, China, November 2008
Chengdu Perfect World Network Technology Co., Ltd. (“Chengdu PW Network”)	100%	Chengdu, China, February 2009
Perfect World (Beijing) Pictures Co., Ltd., (“PW Pictures”), formerly known as Beijing Perfect World Cultural Communication Co., Ltd. (“PW Cultural”)*	100%	Beijing, China, acquired in April 2009
Beijing Perfect World Digital Entertainment Co., Ltd. (“PW Digital”)	100%	Beijing, China, September 2009

*	PW Pictures has majority equity interests in four subsidiaries named Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. (“Xinbaoyuan”), Shanghai Baohong Entertainment and Media Co., Ltd. (“Baohong”), Beijing iTime Production Co., Ltd. (“iTime”) and Beijing Perfect Harvest Pictures Co., Ltd. (“Perfect Harvest”).

The Group is principally engaged in research, development, operation and licensing of online games. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”), United States of America, Japan and Southeast Asia Region. PW Network was the predecessor of the Group and operated all of the business of the Group prior to September 2006. PW Network is ultimately owned by Mr. Michael Yufeng Chi, the Company’s director and chief executive officer, Mr. Di He, the Company’s chief technology officer, and three other PRC citizens.

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

In June 2008, the Group has further established PW Literature, a variable interest entity, to facilitate its investment and the development of its business.

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

(2) Principles of consolidation and recognition of non-controlling interest

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries and VIEs. VIEs are consolidated if the Company determines that it is the primary beneficiary. All intercompany transactions are eliminated.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

For majority-owned subsidiaries and VIEs, non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the controlling shareholder. Net income attributable to the non-controlling shareholders is recorded in the Group’s Consolidated Statements of Operations.

The Group has adopted the guidance of accounting for variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. The Group’s management evaluated the relationships between the Company, PW Software and PW Network, the relationships between the Company, PW Software and PW Literature and the economic benefit flow of the above contractual arrangements. In connection with such evaluation, management also took into account the fact that PW Software control 100% of the shareholders’ voting interests in the VIEs. The Group concluded that each of PW Network and PW Literature is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, PW Network and its subsidiaries and PW literature’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

As of December 31, 2010, the total assets of the consolidated VIEs were RMB1,554,529,584, mainly comprising cash and cash equivalents of RMB472,235,199, time deposits of RMB210,000,000 and goodwill of RMB227,355,604. As of December 31, 2010, the total liabilities of the consolidated VIEs were RMB738,122,389, mainly comprising receipts in advance of RMB145,263,735, deferred revenue of RMB271,959,733, accrued expenses and other liabilities of RMB127,418,693 and contingent consideration related to the acquisition of Xinbaoyuan and Baohong of RMB81,729,472. These balances are reflected in Company’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset in any of consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs in the amount of RMB36,939,088 as of December 31, 2010. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

Significant accounting estimates in the Group’s consolidated financial statements mainly include the useful life of in-game items, useful life of property, equipment and software and intangible assets, fair value of assets and liabilities acquired in asset acquisition and business combination, assessment of impairment of intangible assets and goodwill, realization of deferred tax assets, share-based compensation expenses, ultimate revenue of a film or TV that is expected to be recognized from the exploitation, exhibition, and sales in all markets and territories and assessment of impairment for allowance for doubtful accounts and impairment of film and television costs.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(4) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company is US dollars. The functional currency of the Group’s other international subsidiaries is evaluated on a case-by-case basis and is often the local currency.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are included in Consolidated Statements of Operations. Total exchange losses, which were included in Others, net, were RMB12,187,231, RMB1,298,050 and RMB5,802,680 for the years ended December 31, 2008, 2009 and 2010, respectively.

The financial statements of the Group’s overseas subsidiaries are translated from their functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting translation adjustments are recorded as comprehensive income in the Consolidated Statements of Shareholders’ Equity. Total translation adjustment (loss) / gain were RMB(33,806,593), RMB124,213 and RMB(503,180) for the years ended December 31, 2008, 2009 and 2010, respectively.

(5) Convenience translation

Translations of balances in the balance sheet, statement of operations and statement of cash flow from RMB into United States dollar (“US$”) as of and for the year ended December 31, 2010 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2010, or at any other rate.

(6) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

(7) Short-term investment

The Group classifies the short-term investment in debt securities as “available-for-sale.” The Group made certain short-term floating interest rate deposit investments with certain financial institutions in 2010. These deposits had a short-term stated maturity date, and the issuer has guaranteed the return of the principal. These investments were recorded at fair market value with the unrealized gains or losses recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains are reflected as a component of interest income.

In addition, short-term investments also comprise of the time deposits placed with banks with original maturities longer than three months and less than one year.

The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment loss in the Consolidated Statements of Operations. No impairment losses were recorded for the years ended December 31, 2008, 2009 and 2010.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(8) Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivables, long-term time deposits, accounts payables and accrued liabilities. The carrying values of the short-term financial instruments approximate their fair value due to the short maturity of those instruments. The carrying value of the long-term time deposits, including interests accrued, approximate their fair value as the agreed interest rates are close to market rate.

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

The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds. No impairment losses were recorded for the years ended December 31, 2008, 2009 and 2010.

(11) Film and television cost

Film and television costs include capitalizable production costs, production overhead, development costs, and acquired production costs and are stated at the cost, less accumulated amortization. Marketing, distribution, and general and administrative costs are expensed as incurred.

Costs of film and television productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their estimated fair values is written off. Film and television development costs for projects that have been abandoned or have not been set for production within three years are generally written off. Film and television production costs that were written off were Nil, Nil and RMB4,812,737 for the years ended December 31, 2008, 2009 and 2010, respectively.

Film and television production costs are capitalized and then expensed, together with any participation and residual costs, based on the ratio of the current period’s revenues to estimated remaining total revenues (“Ultimate Revenues”) from all sources on an individual production basis. Ultimate Revenues for film and television productions include revenues that will be earned within ten years from the date of the initial theatrical release. These estimates are reviewed on a periodic basis.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(12) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful life
Office space	40 years
Office furniture	5 years
Computers & office equipment	4 years
Game servers	4 years
Motor vehicle	6 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the assets
Software	5 years

Repairs and maintenance costs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sale proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statement of Operations.

(13) Construction in progress

Direct costs that are related to the construction of fixed assets and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed asset items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2009 and 2010, the balances of Construction in progress were RMB771,265,335 and RMB911,395,229, respectively, which were primarily related to the new office buildings under renovation but not ready for use.

(14) Intangible assets

Copyrights

Copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated useful economic life of approximately five to seven years.

Intangible assets arising from assets acquisition and business combination

The Group performs valuation of the intangible assets arising from assets acquisition and business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated useful life
Game engine	5 years
Non-compete agreements	3 – 7.4 years
Trade mark	1 year
Customer relationship	1 year
Completed game	1.6 years
Trade name acquired from C&C Media acquisition	Indefinite life

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

In-progress research and development costs

The accounting treatment for in-process research and developments (“IPR&D”) varies based on how they were acquired.

IPR&Ds acquired from an asset acquisition are expensed at the acquisition date if it has no alternate future use. For IPR&Ds acquired from a business combination, prior to January 1, 2009, they were written off immediately. Beginning from January 1, 2009, they were initially measured at fair value using market participant assumptions and were capitalized as indefinite-lived assets. Subsequent development costs which are qualified for the capitalization are continued to be cumulated in IPR&D after technological feasibility is established and until completion. Upon completion of the IPR&D, all capitalized costs are transferred to intangible assets and amortized over the estimated useful life. Capitalized research and development assets are subject to impairment testing until completed or abandoned.

Online game product development costs

The Group capitalizes the research and development costs qualified for the capitalization as intangible assets and amortized over the estimated life of the corresponding online games, commencing from these games are available for marketing use. See Note 2(20) for more details regarding online game product development costs.

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

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As the Group does not have the control over and generally does not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation or charge of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues. The Group provides sales incentives in the form of rebates to major distributors that meet or exceed the sales target, which is ultimately recognized as a reduction of revenues. Accrued rebates are settled in the form of additional free prepaid cards.

Prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2008, 2009 and 2010, the amount of expired prepaid cards was not material.

In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that the Group would provide further online game service with respect to such online points is remote. The Group recognizes revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. The Group believes it has a sufficiently long operating history to reliably estimate the inactive players’ churn rate. For the years ended December 31, 2008, 2009 and 2010, the Group recognized RMB20,428,956, RMB41,027,456 and RMB61,931,492 as revenue from the unused game points and items in the accounts inactive for more than 360 consecutive days, respectively.

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

Film and television revenues

The Group recognizes revenues from the distribution of a film when the film is shown in theaters, provided that no significant obligations remain, the amount of the receivables can be accurately estimated, and the collection of which is reasonably assured. Revenues from film licensing arrangements are recognized when the materials are available for distribution by the licensees and when other contractual obligations or conditions are met. Revenues from the licensing TV series are recognized when the TV series are available for broadcasting by the licensee and when other contractual obligations or conditions are met. Revenues from film and TV series related advertising are recognized when services associated with the film distribution and TV license arrangements are provided.

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

The deferred revenues related to online game operation as of December 31, 2009 and 2010 were RMB290,585,640 and RMB396,729,832, respectively. The deferred revenues related to overseas licensing as of December 31, 2009 and 2010 were RMB18,478,130 and RMB15,865,357, respectively.

(19) Cost of revenues

Online game related cost

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

The total amount of net VAT and business tax recorded in cost of revenues for the years ended December 31, 2008, 2009 and 2010 were RMB31,873,732, RMB70,629,145 and RMB99,702,834, respectively. See Note 16 for more details regarding VAT and business tax.

Film and television cost

See Note 2(11) for more details regarding film and television cost.

(20) Online game product development costs

Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for general release to customers. Commencing the game is available for marketing use, the capitalized product development costs are amortized as a component of online game related costs over the estimated life of the game.

The evaluation of technological feasibility establishment requires significant judgment and is carried out on a product-by-product basis. Typically the establishment of technological feasibility is featured by the completion of both technical design and game design documentation, and only occurs when the online games have a proven ability to be operated in the online game environment in the market. Online game products development costs consist primarily of salaries and benefits paid, depreciation and other expenses in relation to the development, maintenance, monitoring and management of the Group’s online gaming products.

Prior to April 1, 2010, as the period between the technological feasibility establishment and the game release had been very short, the development costs incurred in that period were insignificant. Thus, the Group had expensed all online game development costs as incurred. Due to the extended game development cycle and the incurrence of material research and development cost, from April 2010, the Group started to capitalize the qualified research and development costs as intangible assets.

For the years ended December 31, 2008, 2009 and 2010, the amount of online game development costs capitalized as intangible assets was approximately Nil, Nil and RMB29,502,827 and is being amortized over the estimated life of the corresponding online games.

(21) Share-based compensation expense

Share-based compensation expense is for share awards, including share options and restricted shares. For service-based share options awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

the requisite service period, which is generally the vesting period. For performance-based share options awards, the performance goals and vesting schedule of these awards are determined by the Board of Directors. For the performance-based awards, an evaluation is made each quarter as to the likelihood of the performance criteria being met. Share-based compensation costs are then recorded for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Black-Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of the ordinary shares, both internal and external sources of information are reviewed.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. For the years ended December 31, 2008, 2009 and 2010, the Group did not have any interest and penalties associated with tax positions, and the Group did not have any significant unrecognized uncertain tax positions.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(23) Statutory reserves

The Group’s subsidiaries and the VIEs incorporated in China are required to make appropriations to reserves, comprising the statutory general reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. For the years ended December 31, 2008, 2009 and 2010, profit appropriation to statutory general reserve for the Group’s entities incorporated in China was approximately RMB65,026,358, RMB86,617,974 and RMB57,700,883, respectively. No appropriation to other reserves were made for any of the years presented.

(24) Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expenses were RMB132,272,754, RMB158,403,334 and RMB178,102,579 for the years ended December 31, 2008, 2009 and 2010, respectively, and were recorded in sales and marketing expenses.

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

(26) Net earnings per share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common share equivalents outstanding during the period. Common share equivalents consist of the common shares issuable upon the exercise of share options (using the treasury stock method). Common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Stock options with performance conditions are included in the computation of diluted EPS if the options are dilutive and if their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

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

(28) Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

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

(30) Recent accounting pronouncement

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Group has not early adopted the new guidance and are currently evaluating the impact on the Group’s consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Group does not expect any material impact on the Group’s consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group has not early adopted the new guidance and is currently evaluating the impact on the Group’s consolidated financial statements disclosures of adopting this guidance.

3. Concentration and risks

There are no customers whose revenues individually represent greater than 10% of the total revenues for the years ended December 31, 2008, 2009 and 2010.

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and time deposits. As of December 31, 2009 and 2010, majority of all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong and U.S. which management believes are of high credit quality.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

4. Restricted cash and restricted time deposit

To meet the requirements under certain equity investment contracts, the Group has RMB5,033,966 and RMB4,849,614 cash restricted, respectively, as of December 31, 2009 and 2010. To maintain guarantee balances at the bank to assure future credit availability of US dollars, the Group has RMB121,721,425 restricted as of December 31, 2010, which was a time deposit with the original term of 3 years at certain bank. The restriction will cease in August 2011.

5. Fair value measurement

The Group measures its cash equivalents, short term investments and time deposits at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2009 and 2010, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	979,807,505	—	979,807,505	—
Money market fund	30,559,723	30,559,723	—	—
Short-term investments:
Time deposits	30,000,000	—	30,000,000	—

Total assets	1,040,367,228	30,559,723	1,009,807,505	—

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

	December 31, 2010	Fair value measurement at reporting date using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	454,428,441	—	454,428,441	—
Money market fund	664,783	664,783	—	—
Restricted cash	4,849,614	—	4,849,614	—
Short-term investments:
Available-for-sale securities	300,000,000	—	300,000,000	—
Time deposits	90,000,000	—	90,000,000	—
Long-term time deposits	284,568,575	—	284,568,575	—
Restricted time deposit	121,721,425	—	121,721,425	—

Total assets	1,256,232,838	664,783	1,255,568,055	—

Liabilities
Contingent consideration liability	81,729,472	—	—	81,729,472

Total liabilities	81,729,472	—	—	81,729,472

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports on its balance sheet at fair value on a recurring basis.

Money market fund. The Group values its money market fund using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Available-for-sale securities. As of December 31, 2010, the Group’s available-for-sale securities consisted of structure deposits with certain financial institutions. Available-for-sale securities are valued using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

Time deposits. The Group values its time deposits put in certain bank account using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Restricted cash. Restricted cash represents deposits put in an escrow account in relation to the investment in Ye Net. Restricted cash are valued based on the pervasive interest rate in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Restricted time deposits. Restricted time deposits represent a time deposit with the original term of 3 years put in certain bank account which is restricted as collateral for a line of credit of US dollars provided by that bank. The restriction will cease in August 2011. Restricted time deposits are valued based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the bank. The Group classifies the valuation techniques that use these inputs as Level 2.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Contingent consideration payable. Contingent consideration payable was resulted from the acquisition of Xinbaoyuan and Baohong (Refer to Note 9(5)), and was valued based on estimated outcomes of the contingency and their probabilities. The Group classifies the valuation techniques that use these inputs as Level 3.

6. Accounts receivable, net

	December 31, 2009	December 31, 2010
	RMB	RMB
Accounts receivable, gross	90,435,732	167,434,968
Allowance for doubtful accounts:
Balance at beginning of year	—	—
Additional provision for bad debt	—	(9,817,494)
Write-offs	—	—

Balance at end of year	—	(9,817,494)

Accounts receivable, net	90,435,732	157,617,474

Accounts receivable are mainly related to the sale of game cards to distributors, initial license fees, usage based royalty fees due from overseas licensees and film and TV distribution. There were no charges to expenses and write-offs for the years ended December 31, 2008 and 2009.

7. Equity investments

The following sets forth the changes in the Group’s equity investments:

	Chengdu Seasky	PW Pictures	Ye Net	Zhizhu Network	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2008	19,559,975	3,000,000	—	—	22,559,975
Investment	—	—	15,000,000	—	15,000,000
Share of loss in equity investment	(3,142,793)	—	(945,945)	—	(4,088,738)
Converted to controlling interest	—	(3,000,000)	—	—	(3,000,000)

Balance as of December 31, 2009	16,417,182	—	14,054,055	—	30,471,237
Investment	—	—	—	27,000,000	27,000,000
Share of (loss) / income in equity investment	(5,850,789)	—	226,239	(2,467,778)	(8,092,328)

Balance as of December 31, 2010	10,566,393	—	14,280,294	24,532,222	49,378,909

Investment in Chengdu Seasky

In April 2008, the Group made an investment of RMB20,735,000 in Chengdu Seasky Digital Entertainment Co., Ltd. (“Chengdu Seasky”) to acquire 20% of its equity interest. Chengdu Seasky is principally engaged in the design and development of online games in China. In January 2010, the Group received another 20% equity interest of Chengdu Seasky from its other equity holders based on certain performances target preset in the original agreement. As of December 31, 2010, the equity interest owned by the Group in Chengdu Seasky was 40%.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Investment in PW Pictures

In August 2008, the Group made an investment of RMB3.0 million for 10% interest in PW Pictures. In 2009, the Group started to consolidate PW Pictures as it acquired additional equity interest in PW Pictures and obtained unilateral control of PW Pictures. See Note 9(2) for more details.

Investment in Ye Net

In April 2009, the Group made an investment of approximately RMB15.0 million in Chengdu Ye Net Science and Technology Development Co., Ltd. (“Ye Net”) to acquire 30% of its equity interest. The Group paid approximately RMB10.0 million in 2009 and the remaining approximately RMB5.0 million was deposited in an escrow account as of December 31, 2009 and 2010, which would be released subject to certain conditions. Ye Net is principally engaged in web game development and operation. The equity interest of the Group in Ye Net was increased to 37.5% in 2010 triggered by certain key performance indicator set in the original agreement.

Investment in Zhizhu Network

In April 2010, the Group made an investment of RMB27.0 million in Beijing Zhizhu Network Technology Co., Ltd. (“Zhizhu Network”) to acquire 20% of its equity interest.

8. Property, equipment and software, net

	December 31, 2009	December 31, 2010
	RMB	RMB
Office space	81,672,831	83,103,505
Office furniture	3,763,835	14,141,806
Computers & office equipment	42,493,133	73,891,161
Game servers	144,601,569	187,738,102
Motor vehicles	6,086,068	11,699,697
Leasehold improvement	8,682,486	40,405,050
Software	17,889,285	41,640,017

Total	305,189,207	452,619,338
Less: Accumulated depreciation	(61,119,675)	(146,370,369)

Net book value	244,069,532	306,248,969

The depreciation expenses for property, equipment and software were RMB20,810,195, RMB33,685,717 and RMB70,948,008 for the years ended December 31, 2008, 2009 and 2010, respectively.

9. Business combination

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

The acquisition had been accounted for as a business combination and the results of operations of InterServ Caymans and its subsidiaries from the acquisition date have been included in the Group’s consolidated financial statements. The allocation of the purchase price is as follows:

	RMB (in thousand)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	8,020
Identifiable intangible assets	40,160	5.17
Goodwill	110,606

Total	158,786

The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill relating to the online game segment. The goodwill is not expected to be deductible for tax purposes. No measurement period adjustment has been recorded.

Based on the assessment on all the acquired companies’ financial performance made by the Group, none of the acquired company on its own or in total is considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

(2) PW Pictures

In August 2008, the Group made an investment of RMB3,000,000 for 10% interest in PW Pictures, a newly established Chinese media and entertainment company and principally engages in film and television business. The Group accounted for the RMB3,000,000 using the cost method of accounting. In April 2009, the Group further entered a capital increase and share transfer agreement with the other equity holder of PW Pictures, to acquire additional equity interest from the other equity holder for a consideration of RMB17,800,000. In addition, the Group also injected RMB52,200,000 capital into PW Pictures in conjunction with the agreement. The Group holds 89% equity in PW Pictures after this transaction. As the Group obtained unilateral control of PW Pictures on the acquisition date, it started to consolidate PW Pictures’ financial statements thereafter. According to the agreement, the Group is required to transfer up to 19% of its equity interest in PW Pictures to the non-controlling interest holder should the profit of the existing film projects acquired achieve certain predetermined profit target. In December 2009, the Group transferred 9% equity in PW Pictures to the non-controlling interest holder of PW Pictures for free based on the performance achieved of the acquired film projects. As of December 31, 2009, the Group held 80% equity interest in PW Pictures. The Group recognized the non-controlling interest based on their equity interest and the fair value of contingent interest transfer on the acquisition date and the subsequent settlement was accounted for within equity. No additional equity interest adjustment needs to be made under the agreement.

The excess of the (i) the total of the value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of previously held equity interest in PW Pictures over (ii) the fair value of the identifiable net assets of PW Pictures was recorded as goodwill relating to film, television and others

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

RMB (in thousand)
Current assets	89,033
Non current assets	1,880
Current liabilities	(9,098)

Fair value of net assets of PW Pictures (a)	81,815

Cumulative consideration (b)	73,000
Non-controlling interest at fair value (c)	14,465

Goodwill (b+c-a)	5,650

Goodwill primarily represents the expected synergies from combining operations of the Group and PW Pictures, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of noncontrolling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

Based on the assessment on the acquired company’s financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

In July 2010, the Group further entered into a share transfer agreement with the other equity holder of PW Pictures, to acquire remaining 20% equity interest held by the other equity holder for a consideration of approximately RMB16,900,000. The Group holds 100% equity in PW Pictures after this transaction. As the Group had controlling financial interest before and after the acquisition, such change in ownership interest was accounted for as an equity transaction and no gain or loss shall be recognized. Hence, the difference between the purchase consideration and the carrying amount was recorded in additional paid-in capital of the Group.

(3) C&C Media

In April 2010, the Group invested approximately RMB143,490,000 to acquire 100% equity interest of C&C Media Co., Ltd. (“C&C Media”) and its subsidiary CCO Co., Ltd. (“CCO”). Upon consummation of the transaction, C&C media became the Company’s wholly owned subsidiary. The main purpose of the acquisition is to capture the online game growth opportunities in Japan. The purchase price was determined based on arms’ length negotiations between the Group and the equity holders of C&C Media.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The acquisition had been accounted for as a business combination and the results of operations of C&C Media from the acquisition date have been included in the Group’s consolidated financial statements. The allocation of the purchase price is as follows:

	RMB (in thousand)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	(11,186)
Identifiable intangible assets:
Trade name	11,875	Indefinite
Game licenses	12,240	2.16
Others	2,918	1.74
Goodwill	133,824
Liability assumed	(6,181)

Total	143,490

The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill relating to the online game segment. The goodwill is not expected to be deductible for tax purposes. No measurement period adjustment has been recorded.

Based on the assessment on the acquired companies’ financial performance made by the Group, none of the acquired company on its own or in total is considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

(4) Runic Games

In May 2010, the Group invested approximately RMB57,349,000 to acquire 74.47% equity interest in Runic Games Inc. (“Runic Games”). As the Group obtained unilateral control of Runic Games on the acquisition date, it started to consolidate Runic Games’ financial statements thereafter. The main purpose of the acquisition is to further enhance the Group’s strong R&D capabilities, and leverage Runic Games’ creative and professional development team to create global titles through enhanced control and a closer collaboration. The purchase price was determined based on arms’ length negotiations between the Group and the equity holders of Runic Games.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The excess of the (i) the total of the value of consideration transferred and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of Runic Games was recorded as goodwill related to online game segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousand)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	49,696
Identifiable intangible assets:
IPR&D	17,205	Note 2	(14)
Others	6,144	1.6
Liability assumed	(7,939)

Identifiable net assets acquired (a)	65,106

Cash consideration (b)	57,349
Non-controlling interest at fair value (c)	19,596

Goodwill (b+c-a)	11,839

Goodwill primarily represents the expected synergies from combining operations of the Group and Runic Game, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of noncontrolling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

Based on the assessment on the acquired company’s financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

(5) Xinbaoyuan and Baohong

In July, 2010, the Group invested approximately RMB192,300,000 in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. (“Xinbaoyuan”) and Shanghai Baohong Entertainment and Media Co., Ltd. (“Baohong”) and took 55% equity interest in both entities. Total consideration of RMB192,300,000 comprised (i) RMB110,000,000 in cash and (ii) up to RMB82,300,000 contingent consideration will be paid in 2011. Based on the investment agreement, the original shareholders shall be responsible for collection of certain receivables, and the contingent consideration will be paid by four installments according to the percentage of receivable collected. Contingent consideration will be adjusted if the receivables cannot be fully collected and is assessed at fair value as of the acquisition date based on the probability and timing of collection. As the Group obtained unilateral control of Xinbaoyuan and Baohong on the acquisition date, it started to consolidate Xinbaoyuan and Baohong’s financial statements thereafter. The main purpose of the acquisition is to further diversify the Group’s film and television business. The purchase price was determined based on arms’ length negotiations between the Group and the equity holders of the acquired entities.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The excess of the (i) the total of the value of consideration transferred, fair value of contingent consideration and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of Xinbaoyuan and Baohong was recorded as goodwill related to film, television and others segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousand)	Weighted average amortization period at the acquisition date (in years)
TV series right	51,609
Other identifiable tangible assets and liabilities	10,785
Identifiable intangible assets	10,060	5.25

Identifiable net assets acquired (a)	72,454

Cash consideration (b)	110,000
Contingent consideration (c)	79,810
Non-controlling interest (d)	104,350

Goodwill (b+c+d-a)	221,706

Goodwill primarily represents the expected synergies from combining operations of the Group, Xinbaoyuan and Baohong, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of noncontrolling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

Based on the assessment on the acquired companies’ financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

10. Intangible assets, net

	As of December 31, 2009			As of December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	RMB	RMB	RMB	RMB	RMB	RMB
Copyrights	5,715,938	(2,944,582)	2,771,356	55,192,452	(12,974,987)	42,217,465
Game engine	15,614,496	(3,384,330)	12,230,166	15,149,890	(6,312,453)	8,837,437
Non-compete agreements	27,533,692	(6,195,996)	21,337,696	34,675,400	(13,130,016)	21,545,384
Trade mark	15,030,000	(15,030,000)	—	27,058,383	(15,034,710)	12,023,673
Customer relationship	5,380,000	(5,380,000)	—	7,213,530	(6,755,147)	458,383
Completed game	—	—	—	6,144,570	(2,400,223)	3,744,347
IPR&D	—	—	—	17,204,796	—	17,204,796
Online game product development costs	—	—	—	29,502,827	(985,233)	28,517,594
Others	1,678,490	(1,087,475)	591,015	5,393,000	(1,477,308)	3,915,692

Total	70,952,616	(34,022,383)	36,930,233	197,534,848	(59,070,077)	138,464,771

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Amortization expenses for the intangible assets were RMB1,320,022, RMB31,374,058 and RMB25,047,694 for the years ended December 31, 2008, 2009 and 2010, respectively. The accelerated amortization expense resulting from the change in the estimated useful life of certain intangible assets acquired from InterServ recorded during the quarter ended December 31, 2009 was RMB17,459,000 (See Note 2(14)).

The estimated amortization expenses for the above intangible assets for future annual periods:

	For the years ended December 31,
	2011	2012	2013	2014	2015 and thereafter
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	33,852,687	25,973,376	18,892,614	13,478,962	34,452,187

11. Goodwill

The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Group’s acquisition. The changes in the carrying value of goodwill by segment are as follows:

	Online game related operation	Film, television and others	Total
	RMB	RMB	RMB
Balance as of December 31, 2008	—	—	—
Increase in goodwill related to acquisition	110,606,000	5,650,000	116,256,000
Impairment losses	—	—	—

Balance as of December 31, 2009	110,606,000	5,650,000	116,256,000
Increase in goodwill related to acquisition	145,663,228	221,705,604	367,368,832
Impairment losses	—	—	—

Balance as of December 31, 2010	256,269,228	227,355,604	483,624,832

The Group is required to perform an impairment assessment of its goodwill on an annual basis or when facts and circumstances warrant a review. The Group performed annual impairment assessment relating to goodwill arising from its acquisitions as of December 31, 2010, and concluded that there was no impairment as to the carrying value of the goodwill.

12. Accrued expenses and other liabilities

	December 31, 2009	December 31,2010
	RMB	RMB
Professional fee accruals	12,794,923	10,380,231
Accrued expenses	15,519,466	20,548,257
Sales rebates	6,250,507	5,608,626
Contingent consideration for acquisition (Note 9(5))	—	81,729,472
Payables to employees relating to exercise of options	—	4,700,100
Others	5,490,599	8,613,997

Total	40,055,495	131,580,683

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

13. Others, net

The following table summarizes the Group’s other income or expenses:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Government financial incentives	1,300,000	9,437,000	25,083,207
Exchange loss	(12,187,231)	(1,298,050)	(5,802,680)
Others	(648,356)	2,283,431	(3,433,662)

Total	(11,535,587)	10,422,381	15,846,865

Government financial incentives are financial benefit granted to certain enterprises by the municipal government to encourage business development in local area. These government financial incentives are calculated with reference to either the group companies’ taxable income or revenue, as the case may be. In order to be eligible for certain government financial incentives, the Group must meet a number of criteria, both financial and non-financial. In addition, the Group’s qualification is further subject to the discretion of the municipal government to immediately eliminate or reduce these financial incentives. As there is no further obligation for the Group to perform to encourage companies’ business development, they are recognized as other income when received.

14. Ordinary shares

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

15. Share-based compensation

Share Incentive Plan

On September 6, 2006, the Board of Directors of the Company approved the Pre-IPO Share Incentive Plan, which was subsequently supplemented and revised by obtaining the approval from the Board of Directors of the Company on June 19, 2007. According to the revised Share Incentive Plan, 32,145,000 Class B ordinary shares were reserved to be issued to any qualified employees, as determined by the Board. On July 4, 2008, the Company’s shareholders approved the amendment to the Share Incentive Plan by changing the option expiry date to the earlier of (i) termination of service with the Company, or (ii) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement. The amendment applies to share options granted after July 4, 2008.

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

On August 14, 2010, the Company’s shareholders approved a 2010 Share Incentive Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance.

Share Options

(1) Service-based share options

The Company granted 3,884,725, 640,800 and 6,569,700 serviced-based share options to its officers (including directors) and employees for the years ended December 31, 2008, 2009 and 2010, respectively. These awards generally vest over a four year term, the vesting schedule of each share option award is determined by the Board of Directors.

Share-based compensation expenses related to service-based share options of RMB20,032,193, RMB40,564,834 and RMB66,217,308 were recognized in the Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010, respectively, net of capitalized service-based compensation expenses. The unamortized compensation costs related to unvested awards not yet recognized were RMB166,143,193 as of December 31, 2010, adjusted for estimated forfeitures, and the weighted average period over which it would be recognized was 2.75 years. Tax benefit realized from tax deductions associated with the Group’s US employees’ service-based option exercises for the years ended December 31, 2008, 2009 and 2010 were Nil, Nil and RMB1,184,528, respectively. Service-based compensation expenses capitalized as part of online game product development costs for the years ended December 31, 2008, 2009 and 2010 were Nil, Nil and RMB1,413,056, respectively

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In March 2009, the Company’s Board of Directors approved an option modification to adjust the exercise prices for certain outstanding service-based share options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company’s ADSs traded on the Nasdaq as of March 2, 2009, which was the last trading day prior to the board approval. 16 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company would recognize a modification charge for the incremental compensation cost of RMB3,863,060 over the remaining vesting periods of two years to four years for the modified share options.

In August 2010, the Company’s Board of Directors approved an option modification to adjust the exercise prices for certain outstanding service-based share options that were granted by the Company in 2009 and 2010 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company’s ADSs traded on the Nasdaq as of August 19, 2010, which was the last trading day prior to the board approval. 1,989 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company would recognize a modification charge for the incremental compensation cost of RMB13,552,762 over the remaining vesting periods of three years to four years for the modified share options.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2010, and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2010	12,953,205	0.58	2.67	94,723,244
Granted	6,569,700	4.85
Exercised	(1,294,595)	0.46
Forfeited or cancelled	(566,005)	3.84

Outstanding as of December 31, 2010	17,662,305	2.06	2.54	47,105,880

Vested and expected to vest as of December 31, 2010	17,040,936	2.01	2.51	46,274,400
Exercisable as of December 31, 2010	8,102,787	0.50	1.62	34,313,868

No option expired during years ended December 31, 2008, 2009 and 2010.

The weighted-average grant date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 were RMB22.20 (US$3.14) per option, RMB19.59 (US$2.87) per option and RMB25.67 (US$3.79), respectively.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 were RMB114,194,367, RMB262,753,218 and RMB58,397,921, respectively. The intrinsic value is calculated as the difference between the Company’s closing stock price on the date of exercise and the exercise price of the shares. The Company expects to issue new ordinary shares to satisfy share option exercises.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2008	2009	2010
Risk-free interest rates (%)(1)	2.22%-3.11%	1.80%-1.94%	0.96%-1.93%
Expected life (in years)(2)	3.33-3.96	3.61-3.65	3.51-4.26
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	46.81%-53.80%	57.15%-57.55%	56.01%-57.59%

1.	The risk-free interest rate is based on the implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available. Otherwise, the risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.
2.	The expected life of share options granted with service condition is based on the Company’s estimation considering historical exercise patterns, which the Company believes are representative of future behavior.
3.	The Company has no history or expectation of paying dividends on its common stock.
4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

(2) Performance-based share options

The Company granted 5,345,105, 9,566,660 and 838,530 performance-based share options to its officers and employees for the years ended December 31, 2008, 2009 and 2010. These awards are generally vested over a four year term. The performance goals and vesting schedule of these awards are determined by the Board of Directors. For those awards, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date.

Share-based compensation expenses related to performance-based share options of RMB9,202,811, RMB36,679,268 and RMB30,101,115 were recognized in the Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010, respectively, net of capitalized performance-based compensation expenses The unamortized compensation costs related to the unvested awards not yet recognized were RMB43,903,196 as of December 31, 2010, adjusted for estimated forfeitures and expected to vest performance-based options, and weighted average period over which it would be recognized was 2.32 years. Tax benefit realized from tax deductions associated with the Group’s US employees’ performance-based option exercises for the years ended December 31, 2008, 2009 and 2010 were Nil, Nil and RMB1,477,538 respectively. Performance-based compensation expenses capitalized as part of online game product development costs for the years ended December 31, 2008, 2009 and 2010 were Nil, Nil and RMB524,675, respectively.

In March 2009, the Company’s Board of Directors approved an option modification to adjust the exercise price and vesting schedules for certain outstanding performance-based share options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company’s ADSs traded on the Nasdaq as of March 2, 2009, which was the last trading day prior to the board approval. 141 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company would recognize a modification charge for the incremental compensation cost of RMB8,996,087 over the remaining vesting periods of three years to four years for the modified options.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In August 2010, the Company’s Board of Directors approved an option modification to adjust the exercise prices for certain outstanding performance-based share options that were granted by the Company in 2009 and 2010 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company’s ADSs traded on the Nasdaq as of August 19, 2010, which was the last trading day prior to the board approval. 24 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company would recognize a modification charge for the incremental compensation cost of RMB1,761,299 over the remaining vesting periods of three years to four years for the modified share options.

The summary of performance-based share options activities under the Share Incentive Plan as of December 31, 2010 and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term(years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2010	12,249,945	1.86	3.77	73,873,716
Granted	838,530	4.85
Exercised	(588,100)	1.82
Forfeited or cancelled	(1,812,980)	2.21

Outstanding as of December 31, 2010	10,687,395	2.03	2.90	28,821,035

Vested and expected to vest as of December 31, 2010	9,205,474	2.05	2.93	24,705,222
Exercisable as of December 31, 2010	1,683,368	2.19	2.80	4,272,520

No option expired during the years ended December 31, 2008, 2009 and 2010.

The weighted-average grant date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 were RMB15.76 (US$2.23) per option, RMB6.06 (US$0.89) per option and RMB20.23 (US$2.99) per option, respectively. The Company expects to issue new ordinary shares to satisfy share option exercises.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 were Nil, RMB3,138,650 and RMB16,194,011. The intrinsic value is calculated as the difference between the Company’s closing stock price on the date of exercise and the exercise price of the shares.

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2008	2009	2010
Risk-free interest rates (%)(1)	2.22%-3.11%	1.49%-2.05%	0.96%-1.93%
Expected life (in years)(2)	3.33-3.96	3.51-4.59	3.64-4.26
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	47.45%-53.80%	49.87%-57.75%	56.01%-57.18%

1.	The risk-free interest rate is based on the implied yield rates of China international bonds denominated in USD for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available. Otherwise, the risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2.	The expected life of share options granted with performance condition is based on the Company’s estimation considering historical exercise patterns, which the Company believes are representative of future behavior.
3.	The Company has no history or expectation of paying dividends on its common stock.
4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

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

The Company granted 2,448,325 services-based restricted shares and 930,000 performance-based restricted shares to aggregate 619 of its officers and employees during the year ended December 31, 2008. Subsequently, the Company replaced these 3,378,325 restricted shares with stock options in December 2008. No incremental cost had to be recorded for this modification because the fair value of the options after modification was below the fair value of the restricted shares before modification. There were no service-based or performance-based restricted shares granted in 2009 and 2010.

Accordingly, share-based compensation expenses related to services-based restricted shares of RMB15,167,940, RMB644,691 and RMB466,980 were recognized in the Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010, respectively. Share-based compensation expense related to performance-based restricted shares were RMB5,496,887, Nil and Nil recognized in the Consolidated Statements of Operation for the years ended December 31, 2008, 2009 and 2010.

The summary of restricted share activities as of December 31, 2010 and changes during the year is presented below:

	Number of shares	Fair value per share at grant date
US$
Unvested as of January 1, 2010	1,299,106	0.06
Granted	—	—
Vested	(1,299,106)	0.06
Forfeited or cancelled	—	—

Unvested as of December 31, 2010	—	—

Expected to vest thereafter	—	—

As of December 31, 2010, there was no unrecognized compensation cost related to restricted shares.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The total fair value of shares vested for the years ended December 31, 2008, 2009 and 2010 were RMB55,168,226, RMB70,524,798 and RMB51,465,591, respectively.

16. Taxation

a. VAT

PW Network was subject to a 17% VAT for the revenues from online game business in the PRC before August 2009. The Group has adopted the gross presentation for VAT, which is included in revenues and cost of revenues.

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

The Group’s sales proceeds to be collected from its online game operation in Japan were subject to consumption tax at a rate of 5%.

b. Business tax

The Group’s subsidiaries and VIEs incorporated in China are subject to a 5% business tax on revenues generated from online game, film and television businesses in the PRC. Revenues generated from film and television advertising are also subject to a 3% cultural business construction fee. In addition, the Group’s subsidiaries and VIEs incorporated in China are also subject to certain surcharges on revenues for city construction and education. Business tax and the related surcharges are recognized when the revenue is earned.

According to an applicable governmental policy, revenues generated from PW Pictures’ film distribution are exempt from the business tax.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

United States

PW USA and Runic are subject to a 34% federal corporate income tax rate and, in some instance, certain states income tax in the United States.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by PW Hong Kong to the Company are not subject to any Hong Kong withholding tax. PW Hong Kong has no significant operations in Hong Kong since its inception.

Malaysia, Taiwan and Netherlands

The Group’s subsidiaries established in Malaysia, Taiwan and Netherlands do not have significant operations since their inception during the years ended December 31, 2009 and 2010.

Japan

C&C Media is subject to 40.7% income tax in Japan.

PRC

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

Under the new CIT law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

PW Network has been qualified as “high and new technology enterprise” under the new CIT law from 2008 to 2010 and maintained its “software enterprise” status from 2008 to 2010. PW Network elected to enjoy the preferential tax treatment as the “software enterprise.” Therefore, PW Network was entitled to the tax exemption in 2008 and a 50% income tax reduction to a rate of 12.5% in 2009 and 2010, and will continue to be entitled to such reduction till 2011, provided that it continues to be qualified as a “software enterprise” during such period.

PW Software has been qualified as “high and new technology enterprise” from 2008 to 2010. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable CIT rate of 15% in 2010. If PW Software will continue to be qualified as “high and new technology enterprise” from 2011 to 2012, PW Software will continue to be entitled to a 50% reduction of its applicable CIT rate of 15% from 2011 to 2012.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Shanghai PW Network has been qualified as “software enterprise” status in 2009 and 2010. Shanghai PW Network achieved cumulative taxable income for the year ended December 31, 2009. Shanghai PW Network is entitled to the tax exemption in 2009 and 2010 and would be subject to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013, provided that it continues to be qualified as a “software enterprise” during such period.

PW Digital Software and PW Digital have been qualified as “software enterprise” status in 2010. PW Digital Software and PW Digital achieved cumulative taxable income for the year ended December 31, 2010. Therefore, PW Digital Software and PW Digital are entitled to the tax exemption in 2010 and 2011 and would be subject to a 50% income tax reduction to a rate of 12.5% from 2012 to 2014, provided that it continues to be qualified as a “software enterprise” during such period.

According to some circulars issued by State Administration of Taxation, PW Pictures is entitled to an exemption from corporate income tax in 2009 and 2010.

Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software, PW Digital and PW Pictures, the Group’s other major China-based subsidiaries and VIEs are subject to a 25% CIT rate.

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

The Group continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, the Board of Directors approved a change in the Group’s dividend policy and decided that the Group will not distribute any profit out of PW Software arising in the third quarter of 2009 and beyond upon the expiration of the 2008 share repurchase program and will maintain such profit onshore to reinvest in its PRC operation indefinitely. Therefore, no withholding income tax was accrued thereafter.

The license fees and royalties received from the Group’s licensees in various jurisdictions outside of the PRC are subject to withholding taxes at rates ranged from 0% to 20%. The Group recognized RMB27,303,570, RMB34,617,375 and RMB26,380,188 as income tax expense related to withholding taxes during the years ended December 31, 2008, 2009 and 2010, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Components of income taxes

	For the years ended December 31
	2008		2009		2010
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB	RMB	RMB
Current income tax expense	—	—	2,420,685	12,545,786	23,177,519	42,128,010
Deferred income tax (credit) / expense	—	—	(3,788,920)	2,743,411	(6,335,583)	2,189,361
Foreign withholding tax expense	15,194,185	12,109,385	19,996,289	14,621,086	14,055,414	12,324,774
PRC withholding tax on dividend	26,000,000	—	19,744,931	—	—	—

Income tax expense	41,194,185	12,109,385	38,372,985	29,910,283	30,897,350	56,642,145

Reconciliation of the difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2008, 2009 and 2010 is as follows:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Effect on tax incentive and holiday	(27.2)%	(24.0)%	(18.2)%
Effect due to tax-exempt entities	1.7%	(0.2)%	0.1%
Change in valuation allowance	0.4%	0.7%	2.5%
Effect of the overseas withholding taxes	3.9%	3.1%	2.9%
Effect of the PRC withholding tax for dividend distribution	3.7%	1.8%	0%
Effective on permanent difference	0.1%	(1.3)%	(2.0)%
Others	—	1.1%	(0.7)%

Effective income tax rate	7.6%	6.2%	9.6%

The following table sets forth the computation of the effects of the tax incentive and holidays granted to the subsidiaries and VIEs of the Company for the years ended December 31, 2008, 2009 and 2010, respectively:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Effect of tax incentive and holiday	189,760,732	265,317,929	166,723,066
Basic net earnings per share effect	0.68	1.05	0.67

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

d. Deferred tax assets and deferred tax liabilities

	December 31, 2009	December 31, 2010
	RMB	RMB
Deferred tax assets:
Foreign withholding tax	2,155,473	1,309,990
Net operating loss carryforwards	11,233,212	32,744,011
Current reserves and accruals	1,243,511	8,897,918
Depreciation and amortization	1,934,204	668,776
Others	322,618	2,824,941

Total deferred tax assets	16,889,018	46,445,636
Less: Valuation allowance	(10,944,625)	(34,355,314)

Net deferred tax assets	5,944,393	12,090,322

Deferred tax liabilities:
Withholding income tax on dividend	19,744,931	19,637,071
Intangible assets arisen from business combination	—	14,140,077
Others	2,743,411	13,260,250

Total deferred tax liabilities	22,488,342	47,037,398

Movement of valuation allowance

	For the years ended December 31
	2009	2010
	RMB	RMB
Balance at beginning of the year	3,100,439	10,944,625
Current year addition	9,525,924	23,829,975
Current year reversal	(1,681,738)	(419,286)

Balance at end of the year	10,944,625	34,355,314

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

17. Employee benefits

The full-time employees of the Company’s subsidiaries and the VIEs that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations for such employee benefits amounted to approximately RMB25,862,197, RMB46,012,764 and RMB86,753,359 for the years ended December 31, 2008, 2009 and 2010, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Company’s obligation is limited to the amounts contributed.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Net earnings per share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2008, 2009 and 2010:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net profit	646,456,114	1,037,201,399	840,700,773
Numerator for basic earnings per share	646,456,114	1,037,201,399	840,700,773

Numerator for diluted earnings per share	646,456,114	1,037,201,399	840,700,773

Denominator:
Weighted-average number of ordinary shares outstanding, basic	280,987,729	252,138,828	250,232,543
Effect of dilutive share options	15,250,422	16,865,538	14,585,833

Weighted-average number of ordinary shares outstanding, diluted.	296,238,151	269,004,366	264,818,376

Basic earnings per ordinary share	2.30	4.11	3.36
Diluted earnings per ordinary share	2.18	3.86	3.17

For the years ended December 31, 2008, 2009 and 2010, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 2,789,243, 584,614 and 7,385,903, respectively.

19. Segment Information

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

The following is a summary of revenues, cost of revenues and gross profit:

	Online game related operation	Film, television and others	Total
	RMB	RMB	RMB
Year ended December 31, 2008:
Revenues	1,437,178,366	—	1,437,178,366
Cost of revenues	175,264,350	—	175,264,350

Gross profit	1,261,914,016	—	1,261,914,016

Year ended December 31, 2009:
Revenues	2,094,558,366	49,804,306	2,144,362,672
Cost of revenues	271,043,328	28,717,551	299,760,879

Gross profit	1,823,515,038	21,086,755	1,844,601,793

Year ended December 31, 2010:
Revenues	2,371,238,994	99,194,565	2,470,433,559
Cost of revenues	378,678,901	66,018,204	444,697,105

Gross profit	1,992,560,093	31,176,361	2,025,736,454

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Geographic information for the years ended December 31, 2008, 2009, and 2010 is based on the location of the customers. Revenues from external customers by geographic areas were as follows:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
China	1,243,075,554	1,800,440,209	1,837,108,108
North America	7,884,135	129,296,833	266,168,245
Other international regions………	186,218,677	214,625,630	367,157,206

Total	1,437,178,366	2,144,362,672	2,470,433,559

20. Related party transaction

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2010:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. (“Jiuzhou Tianyuan”)	Equity owner of PW Network
Chengdu Seasky	An investee of the Company
Ye Net	An investee of the Company
SAIF	One of the Company’s Independent Directors is the Partner of SAIF
Zhizhu Network	An investee of the Company

During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Share repurchase from SAIF	386,648,554	358,290,214	—
Cash collection on behalf of Ye Net	—	2,983,896	1,073,284
To acquire additional equity in PW Pictures from Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd. (“Jiuzhou Kaiyuan”)*	—	17,800,000	16,885,051
Short-term loan to Jiuzhou Tianyuan	—	6,980,000	—
Marketing services provided by Zhizhu	—	—	170,000

*	Jiuzhou Kaiyuan ceased to be a related party of the Group starting May 2010, as Jiuzhou Kaiyuan is under the control of one of the Company’s former Directors who has resigned from Board during May 2010.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

As of December 31, 2009 and 2010, outstanding amount due from/to related parties were as follows:

	December 31, 2009	December 31, 2010
	RMB	RMB
Due from Ye Net for service fee	159,100	—
Prepayment to Zhizhu Network for marketing service	—	2,127,500

Total	159,100	2,127,500

Due to Ye Net for cash collection on behalf of Ye Net	650,616	—
Due to Ye Net for investment fund	5,000,000	4,832,000

Total	5,650,616	4,832,000

21. Commitments and contingencies

a. Contractual commitment

Contractual commitments related to office rental, leases signed for co-location services and server rentals and leasehold improvement and building renovation are presented in the following table:

	Office rental	Co-location & Server rental	Leasehold improvements & Building renovation	Total

	RMB	RMB	RMB	RMB
2011	50,849,024	39,406,210	32,196,333	122,451,567
2012	47,096,833	—	—	47,096,833
2013	32,182,304	—	9,144,764	41,327,068
2014	5,934,948	—	—	5,934,948
2015	1,998,050	—	—	1,998,050

	138,061,159	39,406,210	41,341,097	218,808,466

The rental expenses including server leasing rental and office rental were approximately RMB73,654,524, RMB83,861,093 and RMB112,619,877 for the years ended December 31, 2008, 2009 and 2010, respectively, and were charged to the statement of operations when incurred.

b. Contingencies

The Group did not record any legal contingencies as of December 31, 2010.

22. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund (see Note 2(23)) requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,032.4 million or 30.7% of the Company’s total consolidated net assets as of December 31, 2010. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings due to losses incurred by them.

23. Subsequent events

(1) Investment in Ye Net

In January 2011, the Group increased the equity interest in Ye Net to 80%. As the Group obtained unilateral control of Ye Net in January 2011, it started to consolidate Ye Net’s financial statements thereafter.

(2) Transfer of equity interest in Chengdu Seasky

In January 2011, the Group entered into an agreement to transfer 40% equity interest in Chengdu Seasky to an officer of Chengdu Seasky.

(3) Share repurchase program

In March, 2011, the board authorized the Company to repurchase up to US$100.0 million of its own American Depositary Shares (“ADSs”) during the period from March 2011 to March 2012. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The Company expects to implement this share repurchase program in a manner consistent with market condition and the interest of the shareholders.

(4) Abridge Technology litigation

On March 17, 2011, a patent infringement lawsuit, entitled Abridge Technology v. Metropcs Communications, Inc. et al., Case No. 11-cv-00180 was filed in the United State District Court for the Eastern District of Texas against thirty parties. PW USA is one of the thirty parties in this case. The plaintiff alleges that these thirty parties infringed four of its patents related to conducting electronic commerce using electronic tokens. The Group believes this case is without merit and intends to vigorously defend it.

(5) Option grants

On March 18, 2011, the Company granted 5,692,200 share options to certain employees of the Company. These shares options are subject to the vesting period as well as certain performance criteria restrictions.

(6) Investment in Beijing Flourish Pictures Co., Ltd. (“Flourish”)

In March 2011, the Group entered into an agreement to acquire a majority equity interest in Beijing Flourish Pictures Co., Ltd., or Flourish. Flourish was later renamed as Beijing Hope Century Pictures Co., Ltd., or Hope Century.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

24. Additional information—Condensed Financial Statements

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

The Company did not have significant capital and other commitments, long term obligations, or guarantees as of December 31, 2010. Operating expense for the Company for the year ended December 31, 2010 include share-based compensation expenses as a result of the options granted to employees. Total share-based compensation for the years ended December 31, 2008, 2009 and 2010 were RMB48,713,139, RMB74,958,496 and RMB93,159,912, respectively, which were recorded in the Company’s financial statements.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

24. Additional information—Condensed Financial Statements (Continued)

Financial information of parent company

Condensed Balance Sheets

		December 31, 2009	December 31, 2010	December 31, 2010
	Notes
		RMB	RMB	USD (Note 2(5))
Assets
Current assets
Cash and cash equivalents	2(6)	82,295,837	30,801,046	4,666,825
Accounts receivable, net		15,838,140	5,355,298	811,409
Due from related parties		65,509,319	43,495,643	6,590,249
Prepayments and other assets		3,340,638	14,699,704	2,227,228
Deferred tax assets		153,906	214,828	32,550

Total current assets		167,137,840	94,566,519	14,328,261

Non current assets
Interest in subsidiaries and VIEs		2,433,812,262	3,566,714,940	540,411,352
Intangible assets, net		—	1,931,695	292,681
Due from related parties		260,014,712	244,877,633	37,102,672
Prepayments and other assets		618,177	428,266	64,890
Deferred tax assets		—	8,564	1,298

Total assets		2,861,582,991	3,908,527,617	592,201,154

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other liabilities		11,061,574	9,318,803	1,411,940
Due to related parties		27,765,997	138,897,196	21,045,030
Deferred revenues		1,327,720	2,782,126	421,534

Total current liabilities		40,155,291	150,998,125	22,878,504

Deferred revenues		524,182	196,685	29,801
Due to related parties		523,644,350	507,884,865	76,952,252

Total liabilities		564,323,823	659, 079,675	99,860,557

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued and outstanding as of December 31, 2009; 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 211,839,885 Class B ordinary shares issued and outstanding as of December 31, 2010)	14	198,506	199,791	30,271
Additional paid-in capital	14	381,099,428	493,089,324	74,710,504
Statutory reserves	2(23)	181,563,507	239,264,390	36,252,180
Accumulated other comprehensive loss	2(4)	(65,453,442)	(65,956,622)	(9,993,428)
Retained earnings		1,799,851,169	2,582,851,059	391,341,070

Total Shareholders’ Equity		2,297,259,168	3,249,447,942	492,340,597

Total Liabilities and Shareholders’ Equity		2,861,582,991	3,908,527,617	592,201,154

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

24. Additional information—Condensed Financial Statements (Continued)

Financial information of parent company

Condensed Statements of Operations

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD (Note 2(5))
Revenues
Overseas licensing revenues	96,719,972	66,312,348	43,822,382	6,639,755

Total Revenues	96,719,972	66,312,348	43,822,382	6,639,755
Cost of revenues	(2,386,498)	(3,387,175)	(5,404,260)	(818,827)

Gross profit	94,333,474	62,925,173	38,418,122	5,820,928
Operating expenses
Research and development expenses	(22,684,164)	(36,730,329)	(37,540,626)	(5,687,974)
Sales and marketing expenses	(7,038,182)	(10,214,114)	(17,981,008)	(2,724,395)
General and administrative expenses	(38,767,936)	(44,795,378)	(42,812,952)	(6,486,811)

Total operating expenses	(68,490,282)	(91,739,821)	(98,334,586)	(14,899,180)

Operating profit / (loss)	25,843,192	(28,814,648)	(59,916,464)	(9,078,252)

Other income / (expenses)
Interest income	8,386,868	141,326	13,003	1,970
Others, net	7,589	(135,949)	(110,866)	(16,797)

Income / (loss) before tax	34,237,649	(29,809,271)	(60,014,327)	(9,093,079)
Income tax expense	(15,194,185)	(16,125,344)	(6,527,910)	(989,077)
Equity in profit of subsidiaries &VIEs	627,412,650	1,082,136,014	907,243,010	137,461,062

Net income	646,456,114	1,037,201,399	840,700,773	127,378,906

Condensed Statements of Cash Flows

	For the years ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	USD (Note 2(5))
Net cash (used in) / provided by operating activities	(28,668,288)	52,441,386	31,956,937	4,841,960
Net cash (used in) / provided by investing activities	(570,120,549)	286,124,513	(204,134,480)	(30,929,467)
Net cash (used in) / provided by financing activities	(738,762)	(343,196,447)	121,370,269	18,389,435
Effect of exchange rate changes on cash and cash equivalents	(19,453,753)	(111,558)	(687,517)	(104,169)

Net decrease in cash	(618,981,352)	(4,742,106)	(51,494,791)	(7,802,241)
Cash and cash equivalents, beginning of the period	706,019,295	87,037,943	82,295,837	12,469,066

Cash and cash equivalents, end of the period	87,037,943	82,295,837	30,801,046	4,666,825