Form 20-F
period 2011-12-31
Perfect World Co., Ltd.
filed 2012-05-11
CIK 1403849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

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

Kelvin Wing Kee Lau, Chief Financial Officer

Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District

Beijing 100101, Peoples’ Republic of China

Phone: (86 10) 5780-5700

Facsimile: (86 10) 5780-5713

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Class B ordinary shares, par value US$0.0001 per share Class B ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market) The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing five Class B ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

29,671,195 Class A ordinary shares, par value US$0.0001 per share, and 201,238,020 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2011.

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

INTRODUCTION		1
FORWARD-LOOKING INFORMATION		2
PART I.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON THE COMPANY	33
ITEM 4A.	UNRESOLVED STAFF COMMENTS	60
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	60
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	89
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	98
ITEM 8.	FINANCIAL INFORMATION	102
ITEM 9.	THE OFFER AND LISTING	104
ITEM 10.	ADDITIONAL INFORMATION	105
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	114
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	115
PART II.
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	118
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	118
ITEM 15.	CONTROLS AND PROCEDURES	118
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	119
ITEM 16B.	CODE OF ETHICS	119
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	120
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	120
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	120
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	120
ITEM 16G.	CORPORATE GOVERNANCE	120
ITEM 16H.	MINE SAFETY DISCLOSURE	120
PART III.
ITEM 17.	FINANCIAL STATEMENTS	121
ITEM 18.	FINANCIAL STATEMENTS	121
ITEM 19.	EXHIBITS	121

Exhibit 1.3
Exhibit 4.22
Exhibit 4.23
Exhibit 4.24
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 4.38
Exhibit 4.39
Exhibit 4.40
Exhibit 4.41
Exhibit 4.42
Exhibit 4.43
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3

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

•

“outstanding Class B ordinary shares” and “Class B ordinary shares outstanding” refer to our Class B outstanding ordinary shares, excluding 6,002,210 Class B ordinary shares that have been issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, but are reserved in anticipation of the exercise of options under our share incentive plans;

•	“ADSs” refers to our American depositary shares, each of which represents five Class B ordinary shares; the ADSs are evidenced by American depositary receipts, or “ADRs.”

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; and

•	all share and per share data have been adjusted to reflect a 10-for-1 share split that became effective on June 19, 2007.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:

Online game operation revenues	615,741	1,250,960	1,879,933	2,156,258	2,708,507	430,338

Licensing revenues	73,383	186,218	214,625	214,981	246,823	39,216

Other revenues	—	—	—	12,402	28,107	4,466
Total revenues	689,124	1,437,178	2,094,558	2,383,641	2,983,437	474,020
Cost of revenues	(118,983)	(175,264)	(271,227)	(379,417)	(479,930)	(76,253)
Gross profit	570,141	1,261,914	1,823,331	2,004,224	2,503,507	397,767
Operating expenses	(219,892)	(584,813)	(744,049)	(1,125,830)	(1,480,221)	(235,183)
Operating income	350,249	677,101	1,079,282	878,394	1,023,286	162,584
Total other income	23,287	22,659	21,381	35,740	118,517	18,831
Income before tax	373,536	699,760	1,100,663	914,134	1,141,803	181,415
Income from continuing operations, net of tax	361,949	646,456	1,033,606	825,138	980,099	155,723
Income / (loss) from discontinued operations, net of tax(1)	—	—	4,095	1,425	(37)	(6)
Net Income	—	—	1,037,701	826,563	980,062	155,717
Net (income) / loss attributable to non-controlling interests	—	—	(500)	14,138	3,924	623
Net income attributable to the Company’s shareholders	361,949	646,456	1,037,201	840,701	983,986	156,340
Cumulative unearned dividends of Series A convertible preferred shares	(1,740)	—	—	—	—	—
Net income attributable to ordinary shareholders	360,209	646,456	1,037,201	840,701	983,986	156,340

(1)	In August 2011, we sold our film and television business to a related party to sharpen our focus on our core online game development and operation business. As a result, the film and television business is accounted for as a discontinued operations and our statement of operations in this annual report separates the discontinued operations from our remaining business operations for all years presented.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net income per ordinary share, basic
Continuing operations	1.73	2.30	4.10	3.31	4.04	0.64
Discontinued operations	—	—	0.01	0.05	0.00	0.00

Total income per share, basic	1.73	2.30	4.11	3.36	4.04	0.64

Net income per ordinary share, diluted
Continuing operations	1.35	2.18	3.85	3.12	3.85	0.61
Discontinued operations	—	—	0.01	0.05	0.00	0.00

Total income per share, dilutive	1.35	2.18	3.86	3.17	3.85	0.61

Net income per ADS, basic
Continuing operations	8.63	11.50	20.50	16.54	20.17	3.21
Discontinued operations	—	—	0.07	0.26	0.01	0.00

Net income per ADS, basic	8.63	11.50	20.57	16.80	20.18	3.21

Net income per ADS, diluted
Continuing operations	6.77	10.91	19.21	15.63	19.26	3.06
Discontinued operations	—	—	0.07	0.24	0.01	0.00

Net income per ADS, diluted	6.77	10.91	19.28	15.87	19.27	3.06

Weighted average number of ordinary shares used in per share calculations:
Basic	208,737,775	280,987,729	252,138,828	250,232,543	243,765,093	243,765,093
Diluted	267,224,171	296,238,151	269,004,366	264,818,376	255,380,327	255,380,327

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	360,209	646,456	1,033,606	827,870	983,672	156,290
Income from discontinued operations, net of tax	—	—	3,595	12,831	314	50

Net income	360,209	646,456	1,037,201	840,701	983,986	156,340

Share-based compensation cost included in:
Cost of revenues	(128)	(3,000)	(4,984)	(6,938)	(6,362)	(1,011)
Research and development expenses	(1,703)	(22,366)	(36,730)	(37,481)	(47,533)	(7,552)
Sales and marketing expenses	(876)	(4,733)	(7,291)	(13,079)	(15,228)	(2,420)
General and administrative expenses	(5,638)	(19,801)	(28,884)	(39,287)	(35,613)	(5,658)

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,496,033	1,333,076	1,567,165	1,387,621	2,150,213	341,635
Total assets	1,665,741	2,562,288	3,009,017	4,405,329	5,651,989	898,011
Total liabilities	275,365	896,686	693,467	1,045,741	1,666,580	264,793
Total shareholders’ equity	1,390,376	1,665,602	2,315,550	3,359,588	3,985,409	633,218
Total liabilities and shareholders’ equity	1,665,741	2,562,288	3,009,017	4,405,329	5,651,989	898,011

Exchange Rate Information

Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the exchange rate on December 30, 2011 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On May 4, 2012, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.3059 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8294	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
Full year	6.2939	6.3849	6.6364	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April	6.2790	6.3043	6.3150	6.2790
May (through May 4, 2012)	6.3059	6.3068	6.3089	6.3052

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

We have a limited operating history and the long-term potential of our online games is unproven, which makes it difficult to evaluate our business and prospects.

We commenced our game development business in 2004 and launched our first MMORPG, Perfect World, in China in January 2006. As of the date of this annual report, we have launched a number of MMORPGs and one online casual game in China since September 2006. In North America and Europe, through our subsidiaries, Perfect World Entertainment Inc., or PW USA, and Perfect World Europe B.V., or PW Europe, we operate a number of our own games including two games developed by our wholly owned U.S. based subsidiary Cryptic Studios, Inc., or Cryptic Studios, as well as two games that we licensed from other developers. In Japan, we operate a number of our own games and one game licensed from another developer, all of which through C&C Media Co., Ltd., or C&C Media, our wholly owned subsidiary in Japan. We have a limited relevant operating history for you to evaluate our business, financial performance and prospects. We may not be able to achieve similar growth rate or game development pace in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks and difficulties frequently encountered by companies entering rapidly evolving markets, including the online game market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have adopted an item-based revenue model for all but one of our self-developed games and intend to apply this revenue model to most of our new games. This revenue model may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for all of our self-developed games except for our first MMORPG, Perfect World, for which we use a time-based model whereby players are charged for their playing time. Going forward, we intend to continue applying the item-based model to most of the new games that we operate.

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

The online game industry, from which we derive all of our revenues, is an evolving industry and concept. The growth of the online game industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, many of which are beyond our control. These factors include:

•

the growth of personal computer, Internet and broadband users and their penetration in China and other markets in which we offer our games, the size of population within our targeted age group, and the rate of any such growth;

•	whether the online game industry, particularly in China, the rest of the Asia-Pacific region, North America and Europe, continues to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	the popularity of other forms of entertainment, including games of console systems such as those made by Sony, Nintendo and Microsoft, web games and social games;

•	changes in consumer demographics and consumer tastes and preferences;

•	the popularity and price of new online games and in-game items that we and our competitors launch and distribute; and

•	our ability to timely upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the online game market.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Since we derive a majority of our revenues from China, any slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our game players may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing game players. Furthermore, the economic recession in other countries where our games are operated may reduce game players’ level of disposable income, perceived future earnings capacities and willingness to spend, and may thus result in a decline in their spending on our games and a corresponding decrease in our revenues and profit.

Our business could suffer if we do not successfully manage our growth.

We have experienced a period of significant growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, including online payment systems and related security systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, customers, overseas licensees and third-party service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Our recent acquisitions and strategic investments and any future acquisitions, investments or alliances may have an adverse effect on our ability to manage our business and may subject us to unforeseen liabilities.

Selective acquisitions of and investments in online game development and operating companies and alliances with key players in the online game industry and other related industry sectors form part of our strategy to further expand our business. However, our ability to grow through future acquisitions, investments or alliances, such as joint ventures, will depend on the availability of suitable acquisition or investment targets or joint venture partners at reasonable terms, our ability to compete effectively to attract these targets or partners, the availability of financing to complete large acquisitions, investments or joint ventures, and our ability to obtain any required governmental approvals.

We only have limited experience in identifying, financing and completing large acquisitions, investments or joint venture transactions. We acquired 40% equity interest in Unknown Worlds Entertainment, Inc., or Unknown Worlds and 100% equity interest in Cryptic Studios, both online game developers in the United States, in August 2011. In September 2011, we entered into a definitive agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we will use Tianjin Trendsters Investment Co., Ltd., or Trendsters Investment, a consolidated variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. In November 2011, we established NGL Co., Ltd. jointly with Nexon Korea Corporation, or Nexon, to manage and operate online games in Korea. These acquisitions and investments and our future similar transactions could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, significant loss of investments, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions or alliances or in the process of integration could have an adverse effect on our ability to manage our business.

We may not be able to maintain our revenue growth and profitability as we operate in a highly competitive industry and compete against many companies.

We believe that there are over 100 online game operators in China. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our principal competitors in China include Shanda Games Limited, or Shanda Games, The9 Limited, or The9, NetEase.com, Inc., or NetEase, Changyou.com Limited, or Changyou, Giant Interactive Group Inc., or Giant Interactive, Tencent Holdings Limited, or Tencent, Shanghai Everstar Online Entertainment Co. Ltd., or Nineyou, Kingsoft Corporation Limited, or Kingsoft, and NetDragon Websoft Inc., or NetDragon. Our potential competitors also include major Internet portal operators, other domestic and foreign game developers and publishers, and alliances between our existing and new competitors. Some of our competitors have significantly greater financial and marketing resources, name recognition and game development resources than we have. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of online game offerings than we do. As a result, they may be able to take greater risks and endure lower than expected performances from some of their games than we are able to do.

Our competitors may introduce new business models, and if these new business models are more attractive to customers than the business models we currently use, our customers may switch to our competitors’ games. We believe that competition in the online game market in China may become more intense as increasing numbers of online games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, web-based role playing games and social games have gained increasing popularity and user base along with the emergence of SNS, online games and other online platforms. The increased competition we have experienced and anticipate in the online game industry may reduce the number of our players or growth rate of our player base, or cause us to reduce usage fees or the prices of certain in-game items. All of these competitive factors could have a material adverse effect on our revenue growth and profitability.

As we currently depend on a limited number of online games for substantially all of our revenues, any adverse developments relating to these games may adversely affect our future results of operations.

We anticipate that our existing MMORPGs and online casual game in operation will continue to account for a substantial majority of our revenues in 2012. Although we currently have a number of new games in pipeline, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

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

As of the date of this annual report, we have licensed a number of our games to game operators overseas. We plan to further license our existing and new games in more countries and regions. The offering of our games in the international markets exposes us to a number of risks, including:

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

The countries and regions where we license our games impose various restrictions on online games. For example, Korea requires online game companies to obtain a rating classification for online games and implement procedures to restrict the distribution of online games to minors. In particular, online game operators in Korea are required to screen minors from accessing the online games between midnight and 6 a.m. In Vietnam, all Internet Cafés must be shut down between 10 p.m. and 8 a.m., no online game advertisement is permitted and no Internet Café can be operated within 200 meters of a school. If we are unable to effectively manage these and other risks associated with the licensing of our games overseas, our ability to expand our business internationally and our growth prospect could be impaired.

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

We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, on March 17, 2011, a patent infringement lawsuit, Abridge Technology v. Metropcs Communications, Inc. et al., Case No. 11-cv-00180 was filed in the United State District Court for the Eastern District of Texas against thirty parties. PW USA is one of the thirty parties in this case. The plaintiff alleges that these thirty parties infringed four of its patents related to conducting electronic commerce using electronic tokens. We settled this case in August 2011.

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

We may be the target of harassing or other detrimental conducts by third parties including defamatory and malicious internet postings and allegations reported to government authorities that could harm our reputation and adversely affect the price of our ADSs.

We have been, and in the future may be, the target of harassing or other detrimental conducts by third parties. For example, in January 2012, there were anonymous allegations posted on certain Chinese language websites regarding the corporate governance and business ethics of our company and our management. To our knowledge, some of these defamatory and malicious allegations were also reported to certain government authorities. We have been, and in the future may continue to be, subject to government or regulatory inquiries or investigation as a result of such third-party conducts. We may need to spend significant time and incur substantial costs to respond to such third-party conducts, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation and the price of our ADSs may also be negatively affected as a result of such detrimental third-party conducts.

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

If our licensees, distributors, service or product suppliers and other vendors experience cash flow concerns, licensees and distributors may delay their payment to us and vendors may increase their prices, reduce their output or change terms of sales. Additionally, if the operating and financial performance of our licensees, distributors and/or vendors deteriorates, or if they are unable to make scheduled payments or obtain credit, licensees or distributors may not be able to pay, or may delay payment of, accounts receivable owed to us and vendors may restrict credit or impose different payment terms. Any inability of current or potential licensees or distributors to pay us or any demands by vendors for different payment terms may adversely affect our earnings and cash flow.

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

Although our entire game portfolio does not exhibit clear cyclic characteristics, our quarterly operating results have experienced fluctuations and may continue to fluctuate in the future. Such fluctuations are due to a variety of factors, including the demand for our products and services and our competitors’ products and services, the launch of our new games, changes in estimation of the average period that players typically play our games, the quality of the expansion packs for our existing games, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems. As an online game operator, our revenues in any quarter depend on various factors that can cause significant fluctuations, including timing and strength of the expansion packs release and in-game promotions, the amount and mixture of in-game items purchased by players, the game playing time spent by our players and evolving market conditions. To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage and purchases. Failure to meet our expectations or our inability to accurately estimate customer usage and purchases, could disproportionately and adversely affect our operating results in any given quarter. Given the relative newness of our online games and adoption of the item-based revenue model, it may be difficult to estimate customer usage and purchases. As a result, we believe that period-to-period comparisons of operating results are not necessarily indicative of our future results.

Our business and growth are substantially dependent on the continuing efforts of our senior executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our senior executive officers and key employees, especially Mr. Michael Yufeng Chi, our founder, chairman and chief executive officer, Mr. Kelvin Wing Kee Lau, our chief financial officer, Mr. Rober Hong Xiao, our chief operating officer, Mr. Di He, our chief technology officer, Mr. Qing Li, our chief development officer, Mr. Qi Zhu, our senior vice president in charge of marketing and operations, Mr. Davis Jian Li, our senior vice president and the general manager of our Shanghai office, Mr. Alan Ming Chen, our senior vice president and chief executive officer of our U.S. and European subsidiaries and Mr. Xiaoyin Lu, our chief artist. If one or more of our senior executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all, and our business may be severely disrupted and our financial conditions and results of operations may be materially and adversely affected. If any of our senior executive officers joins a competitor or forms a competing company, we may lose distributors, customers, service providers, know-how and key professionals and staff members. Each of our senior executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our senior executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties relating to China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

In preparing our financial statements, we and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting and have concluded that our internal control over financial reporting were not effective for the year ended December 31, 2011. If we fail to remediate this material weakness and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to the reporting obligations under the U.S. securities laws. Under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to include a report of management on the effectiveness of our internal control over financial reporting in our annual report. In addition, our independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting.

We and our independent registered public accounting firm conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. In connection with this assessment, we and our independent registered public accounting firm identified a material weakness as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We did not establish an effective process over the identification and disclosure of related parties and related party transactions. Specifically, controls necessary to identify, evaluate and monitor related parties and related party transactions were not designed effectively to ensure our related party disclosures are complete and accurate. This control deficiency resulted in our management’s failure to identify, evaluate and disclose our 2010 minority investment in Beijing Zhizhu Network Technology Co., Ltd., or Zhizhu Network, and other transactions around the 2010 investment between our company and Zhizhu Network as related party transactions in our financial statements and annual report for the year ended December 31, 2010. As a result of an internal investigation authorized by the independent audit committee of our board of directors, we re-evaluated the transactions and concluded that Zhizhu Network was a related party of our company prior to our 2010 investment due to interest free personal loans provided by our chief executive officer, Mr. Michael Yufeng Chi, to the shareholders of Zhizhu Network which were largely used to fund Zhizhu Network’s operations between 2008 and 2010. Our management has determined that this control deficiency constitutes a material weakness. Because of this material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2011.

We plan to take a number of measures to remediate the material weakness identified, including but not limited to the following: (a) we intend to hire external internal control experts to review and recommend changes to the design of the process to identify, communicate, evaluate and report related parties and related party transactions so as to implement necessary and effective controls based on best practices, (b) we intend to provide additional training to senior management and other relevant personnel on the definition of related parties and the requirements to report related parties and related party transactions, particularly for complex and judgmental areas, (c) we intend to implement a required related party checklist for each acquisition or investment transaction and vendor selection before such transactions are conducted, and (d) we intend to have our finance department update the related party list on a quarterly basis rather than on an annual basis. However, we cannot assure you that we will be able to complete such remediation plan in a timely and effective manner.

If we fail to remediate the material weakness and maintain effective internal control over financial reporting in the future, a material misstatement of our financial statements may not be prevented or detected on a timely basis. In addition, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by the SEC or other regulatory authorities. Any such action could adversely affect our financial results and the market price of our ADSs.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of H1N1 influenza, avian flu, severe acute respiratory syndrome, or SARS, or any other epidemic or outbreak. Any prolonged recurrence of H1N1 influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities. For example, the earthquake, tsunami and nuclear crisis hitting Japan in March 2011 caused a temporary decline in the number of game players logged on to our games in Japan and a delay of the commercial launch of our new games in Japan.

If PRC tax benefits currently available to our PRC subsidiaries and our PRC affiliated entities are reduced or repealed, our business and results of operations could suffer.

Under the new corporate income tax law that took effect on January 1, 2008, foreign invested enterprises, such as our subsidiary, Beijing Perfect World Software Co., Ltd., or PW Software, and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as “software enterprises” and/or “high and new technology enterprises.” Under the new corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax rates or tax exemption or reduction will continue to enjoy the preferential tax treatment for a period of five years from January 1, 2008 or enjoy the tax exemption or reduction until the expiration of the preferential tax exemption or reduction term. See “Item 5. Operating and Financial Review and Prospects—Taxation—PRC—PRC Corporate Income Tax.” In addition, according to tax rules and regulations that are favorable to technology development businesses, revenues generated from software development and relevant technology consulting services may enjoy business tax exemption. Any expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

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

Pursuant to the new corporate income tax law and the Implementing Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax if the foreign investors are considered non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and Global InterServ (Caymans) Inc., or InterServ Caymans, are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Information and Technology (Shanghai) Co., Ltd., or InterServ Shanghai, will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. Perfect Online Holding Limited, or PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, Shanghai Perfect World Software Co., Ltd., or Shanghai PW Software and Beijing Perfect World Game Software Co., Ltd., or PW Game Software, is incorporated in Hong Kong. According to a tax arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor directly owns at least 25% of the shares of the foreign-invested enterprise. However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of these restrictions, we rely on PW Network and Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (previously known as Beijing Huanxiang Zongheng Network Technologies Co., Ltd.), or PW Literature, to hold and maintain the licenses necessary to operate our online games and online reading services in China respectively. In September 2011, we entered into a definitive agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we will use Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. We previously operated our film and television business through Beijing Perfect Moment Network Technology Co., Ltd. (previously known as Beijing Perfect Moment Pictures Co., Ltd.), or Perfect Moment, in China, which no longer has material business operations after we sold the film and television business in August 2011. We treat PW Network, PW Literature, Perfect Moment and Trendsters Investment as our consolidated variable interest entities.

PW Network’s equity holders are Beijing Shiji Xiangshu Technology Co., Ltd., or Shiji Xiangshu, and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd., or Jiuzhou Tianyuan. Shiji Xiangshu is a company owned by Mr. Michael Yufeng Chi, Mr. Di He, our chief technology officer, and a pre-IPO beneficial owner of our company. Jiuzhou Tianyuan is owned by two other pre-IPO beneficial owners of our company and Mr. Di He. PW Network is controlled by Shiji Xiangshu, which is in turn controlled by Mr. Michael Yufeng Chi. PW Network and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Network. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. PW Literature is a PRC company owned by Mr. Michael Yufeng Chi, Mr. Yunfan Zhang, a Chinese citizen and Mr. Qi Zhu. PW Literature and its equity owners have also entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Literature. These include two loan agreements, an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. Perfect Moment is a PRC company owned by Mr. Michael Yufeng Chi and Mr. Qi Zhu. Perfect Moment and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over Perfect Moment. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. Trendsters Investment is a PRC company owned by Mr. Qing Li and Mr. Qi Zhu. Trendsters Investment and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over Trendsters Investment. These include two loan agreements, an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. For a description of these contractual arrangements with PW Network, PW Literature, Perfect Moment and Trendsters Investment, see “Item 4. Information on the Company—History and Development of the Company,” “Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners,” “—Contractual

Arrangements with PW Literature and its Equity Owners,” “—Contractual Arrangements with Perfect Moment and its Equity Owners” and “—Contractual Arrangements with Trendsters Investment and its Equity Owners.”

Under the equity pledge agreements, the equity holders of our variable interest entities pledged their respective equity interests in our variable interest entities to PW Software. According to the PRC Property Rights Law which took effect on October 1, 2007, such equity pledge has to be registered with the relevant administration for industry and commerce. Before October 1, 2008, PW Software applied for registration of the equity pledge of PW Network’s equity interests, but the application was denied as no registration procedures were available. In September 2008, the State Administration for Industry and Commerce of China issued the Administrative Measure of Share Pledge Registration, which took effect as of October 1, 2008, and stipulated the registration procedures for equity pledge in accordance with PRC Property Rights Law. We have completed the registration of the pledge of PW Literature’s equity interests before the change of equity owners of PW Literature in January 2011. We have completed the registration of the pledge of Perfect Moment’s and Trendsters Investment’s equity interests in January 2012 and March 2012, respectively. We are in the process of applying for registration of the pledge of PW Network’s equity interests and updating the registration of the pledge of PW Literature’s equity interests with Beijing Administration for Industry and Commerce. We believe that the equity pledge agreement between PW Software, PW Network and its equity holders and between PW Software, PW Literature and its equity holders, as a contract between the parties thereto, became effective and valid on the date when the agreement was duly executed. Therefore, lack of registration does not limit the ability of PW Software to enforce its contractual rights against the equity holders of PW Network or PW Literature under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to sell the equity interests being pledged in the event of default under contracts secured by the equity pledge. For the same reason, lack of registration does not limit PW Software to exercise control over PW Network and PW Literature. However, in order to perfect an equity pledge, registration with the relevant local Administration for Industry and Commerce is required under the PRC Property Rights Law. If a third party acquires property right interests in PW Network’s or PW Literature’s equity interests in good faith prior to the registration of PW Network's or PW Literature’s equity pledge, respectively, we cannot assure you that PW Software will be able to enforce the equity pledge against that third party.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology (previously known as the Ministry of Information Industry), or the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours. We have made verbal inquiries with the officials at the MIIT, but have not been able to get a definitive answer as to the applicability of this circular to our corporate structure and to the enforcement and performance of the contractual arrangements between PW Software on the one hand, and PW Network, PW Literature and their respective equity holders on the other.

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

In the opinion of King & Wood Mallesons, our PRC counsel, each of the above agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, King & Wood Mallesons is of the view that the interpretation and implementation of the laws and regulations in the PRC and their application to and effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the opinion of King & Wood Mallesons herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us to enforce the contractual arrangements should our variable interest entities or their equity holders fail to perform their obligation under those arrangements.

If we are found to be in violation of any existing or future PRC laws or regulations, including the circular issued by the MIIT, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking PW Software’s business license or the business or operating licenses of our variable interest entities, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game or online reading operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

PW Software’s contractual arrangements with PW Network, PW Literature, Perfect Moment and Trendsters Investment may result in adverse PRC tax consequences to us.

We could face material and adverse PRC tax consequences if the PRC tax authorities determine that PW Software’s contractual arrangements with our variable interest entities PW Network, PW Literature, Perfect Moment and Trendsters Investment were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by these variable interest entities which could adversely affect us by (i) increasing the tax liabilities of these variable interest entities without reducing PW Software’s tax liability, which could further result in late payment fees and other penalties to these variable interest entities for underpaid taxes; or (ii) limiting the ability of PW Software and these variable interest entities to maintain preferential tax treatments and other financial incentives.

PW Software’s contractual arrangements with our PRC variable interest entities and their respective equity owners may not be as effective in providing control over these entities as direct ownership of these entities.

We conduct substantially all of our operations, and generate substantially all of our revenues, in China through contractual arrangements with our PRC variable interest entities, namely, PW Network, PW Literature, Perfect Moment and Trendsters Investment and their respective equity owners that provide us with effective control over these variable interest entities. We have no direct ownership interest in our PRC variable interest entities, which are directly owned by Jiuzhou Tianyuan, Shiji Xiangshu, members of our senior management including our chief executive officer, Mr. Michael Yufeng Chi, our senior vice president in charge of marketing and operations, Mr. Qi Zhu, our chief development officer, Mr. Qing Li and an individual PRC citizen. PW

Network holds and maintains certain licenses necessary for our online game business, owns all of the intellectual property, facilities and other assets relating to the operation of our online games in China, and employs the personnel for our online game operation and distribution. PW Literature and Trendsters Investment provide online reading and related services and hold our investment in a venture capital fund, respectively. Perfect Moment does not currently have material business operations.

The contractual arrangements among our wholly-owned subsidiary, PW Software, and our PRC variable interest entities and their respective equity owners may not be as effective in providing us with control over these variable interest entities as direct ownership subject to the discretion of competent PRC authorities. Our PRC variable interest entities or their respective equity owners may breach their contractual arrangements. The equity owners of these variable interest entities may bring claims against us to demand their economic and other rights in these entities by virtue of the fact that they are registered equity holders of these entities. They may also refuse to transfer their equity interests in our PRC variable interest entities to us or our designee when and if we request so. There is no assurance that the equity owners of our variable interest entities will act in our interests in the event of conflicts of interest between their own interests and those of our company.

On February 2, 2012, a Chinese company unrelated to our company sought a court order of attachment against the assets of Jiuzhou Tianyuan, with an aggregate value of RMB500,000 (US$0.08 million) in connection with a purported loan dispute case it brought in a local court in Beijing against Jiuzhou Tianyuan. Jiuzhou Tianyuan holds 33.3% equity interest in PW Network, our major variable interest entity, and is owned by two pre-IPO beneficial owners of our company and Mr. Di He. Since Jiuzhou Tianyuan’s equity interest in PW Network is deemed a material asset of Jiuzhou Tianyuan, such equity interest in PW Network has been subject to a freezing order by the court pending resolution of the case. We engaged a PRC counsel to represent our interests in this case after we were made aware of the case. In April 2012, subordinating to the arbitration we initiated as referred to in the following, we obtained a freezing order from the First Intermediate People’s Court in Beijing against any other party’s disposal of the equity interests in PW Network held by Jiuzhou Tianyuan.

On March 20, 2012, Jiuzhou Tianyuan filed a case in the same Beijing local court against PW Network seeking access to financial and other information of PW Network as an equity holder of PW Network, notwithstanding that it has entered into an equity pledge agreement to pledge all its equity interests in PW Network to PW Software. As of the date of this report, we have provided a written notice to Jiuzhou Tianyuan to exercise our call option and have one of our variable interest entities to purchase the 33.3% equity interests in PW Network held by Jiuzhou Tianyuan pursuant to the call option agreement entered into by and among PW Software, PW Network and its two equity holders in April 2007. In addition, we have sought arbitration at the Beijing Arbitration Commission pursuant to the equity pledge agreement entered into by and among PW Software, PW Network and its two equity holders in April 2007 with respect to our rights and interests in PW Network, including demanding Jiuzhou Tianyuan to complete the registration with the relevant administration for industry and commerce of the equity pledge agreement, which has not been completed yet. We cannot assure you that the court and the arbitration panel will ultimately rule in our favor in these cases.

While our effective control over our variable interest entities has not been materially adversely affected, we may consider taking additional actions to maximize the protection of our interests in these entities, including restructuring our operations. Any of these actions may be time consuming, divert our management’s attention, result in substantial costs on our part and cause unintended adverse consequences that may materially and adversely affect our business, financial condition and reputation. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” In addition, PRC laws and regulations governing the validity of our contractual arrangements are uncertain and the government authorities, including courts, have broad discretion in interpreting these laws and regulations. See “—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the online game and online reading industries, we could be subject to severe penalties.”

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

The online game and online reading industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP, the Ministry of Culture and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of these industries. We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games and online reading services. For example, an Internet content provider, or ICP, such as PW Network and PW Literature, must obtain an ICP license in order to engage in any commercial ICP operations within China. Online game and online reading operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games and reading services through the Internet.

Before May 2008, we did not hold an Internet publishing license as the issuance of such licenses had been suspended by the GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Hot Dance Party, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur, Empire of the Immortals and Heaven Sword and Dragon Saber (under unlimited closed beta testing) are published by PW Network currently. The Internet publication of all of our existing online games has been filed with the GAPP. In order to operate the online reading business, PW Literature has applied to the GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

As the online game and online reading industries are at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to these industries. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

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

In the course of playing our games, players acquire and accumulate some virtual assets, such as performance-enhancing items, clothing, accessories, pets and other in-game items. Such virtual assets can be highly valued by game players. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service, by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

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

On December 12, 2007, the SARFT, and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from the SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services. On April 1, 2010, the SARFT issued the Tentative Catalog of Internet Video/Audio Program Services, which classifies the internet video and audio services into three categories and provides detailed description on each category. We obtained the SARFT license to provide internet video and audio services through our website wanmei.com in 2010. If any PRC regulatory agency determines that our operation of Internet video/audio program not in compliance with the requirements of this regulation, the regulatory agency may impose fines and penalties or take actions to prevent us from providing Internet video and audio services through our online games websites, which may adversely affect the operation of our online games.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. SAFE later issued a series of implementation guidance, including the most recent Notice of SAFE for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect on July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC resident individuals or entities ultimately owned by PRC residents and may apply to any of our potential offshore acquisitions in the future.

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

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75 and the relevant SAFE regulations and guidance. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurance that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 and the relevant SAFE regulations and guidance. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries or PW Network or PW Literature, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

In February 2012, SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, which replaced an earlier SAFE notice promulgated in 2007. Under SAFE Notice 7, PRC individuals and foreign citizens having resided in the PRC for one year or more who participate in a stock incentive plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to this notice because we are an overseas listed company. If we or our Chinese employees fail to comply with the provisions of this notice, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other PRC government authorities.

A PRC regulation promulgated in August 2006 sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” which became effective on September 8, 2006, and were amended on June 22, 2009. This regulation, among other things, sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We made some acquisitions and investments in the past and we may grow our business in part by acquiring complementary businesses in the future. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, if any PRC regulatory agency determines that any of our past acquisitions was not in compliance with the requirements of this regulation, the regulatory agency may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries and consolidated variable interest entities incorporated in China. These entities are subject to PRC laws and regulations including, in the case of our wholly owned subsidiaries, laws applicable to wholly-foreign owned enterprises. In addition, we depend on PW Network, PW Literature, Perfect Moment and Trendsters Investment and their equity holders to honor their agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, in the United States and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards in connection with their audits of financial statements filed with the SEC. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and result of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. As most of our costs and expenses are denominated in Renminbi, any appreciation in the Renminbi against the U.S. dollar could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from July 26, 2007, the first day on which our ADSs were listed on Nasdaq, until May 10, 2012, the trading price of our ADSs has ranged from US$8.44 to US$50.49 per ADS and the closing sale price on May 10, 2012 was US$12.11 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online game industry;

•	changes in the economic performance or market valuations of other online game companies;

•	announcements by us or our competitors of new products or services, new revenue models, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	actual or potential litigation or administrative investigations;

•

negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or matters of other Chinese companies that negatively affect the attitudes of investors towards Chinese companies in general;

•	harassing or other detrimental conducts by third parties that harm our reputation; and

•	general economic or political conditions in China or any other country where one or more of our games are operated.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to 10 votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Some of our major shareholders who acquired our shares prior to our initial public offering hold our Class A ordinary shares. As of March 31, 2012, holders of our outstanding Class A ordinary shares hold approximately 58% of our aggregate voting power. We continue to maintain the dual-class ordinary share structure. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the market price of the ADSs, the value of our assets, and the composition of our income and assets, although the matter is not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. Based on our income and assets for our taxable year ended December 31, 2011, greater uncertainty exists regarding our classification as a PFIC than existed in previous years. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status, and there can be no assurance the IRS or a court will agree with our determination. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We urge investors in our ADSs and ordinary shares to consult their tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares if we are, or become, a PFIC.

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

In June 2008, PW Software entered into contractual agreements with PW Literature, an online reading service provider in China and its equity owners, namely Mr. Michael Yufeng Chi and Mr. Qi Zhu, pursuant to which PW Software provides technical support and research and development services to PW Literature. In July 2011, with the consent of PW Software, each of Messers Chi and Zhu transferred part of their equity interests in PW Literature to Mr. Yunfan Zhang who assumed all the rights and obligations as a party to the original contractual agreements. The parties also entered into a new equity pledge agreement, which is in the process of applying for registration of the pledge with the local Administration for Industry and Commerce, and a new power of attorney. Through these contractual arrangements, we have the ability to effectively control PW Literature’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Literature and PW Literature is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate PW Literature’s results of operations, assets and liabilities in our financial statements. See “Item 7. Related Party Transactions” for a description of the contractual arrangements among PW Software, PW Literature and its equity owners.

In August 2008, PW Network invested in a minority stake in Perfect World (Beijing) Pictures Co., Ltd. (previously known as Beijing Perfect World Cultural Communication Co., Ltd.), or PW Pictures, and then acquired all the remaining equity interest through a series of transactions. PW Pictures is a PRC media and entertainment company principally engaged in film and television program production and distribution and advertising services in China. In February 2011, PW Network transferred its equity interest in PW Pictures through a series of contractual arrangements to Perfect Moment, which then was a newly established variable interest entity controlled by PW Software and known as Beijing Perfect Moment Pictures Co., Ltd. In order to sharpen our focus on our core online game development and operation business, in August 2011, we sold PW Pictures for a total consideration of RMB360.0 million (US$57.2 million) to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, our chairman of the board and chief executive officer. The transaction was approved by the board of directors and a special committee consisting of all independent members of our board of directors. Perfect Moment no longer had material business operations after the transaction and changed its name to Beijing Perfect Moment Network Technology Co., Ltd. See “Item 7. Related Party Transactions” for a description of the contractual arrangements among PW Software, Perfect Moment and its equity owners.

In February 2009, we acquired a 100% equity interest in InterServ Caymans from Global InterServ (B.V.I.) Inc., or InterServ. Upon consummation of the transaction, InterServ Caymans and its two PRC subsidiaries, InterServ Shanghai and Chengdu Perfect World Software Co., Ltd. (previously known as Chengdu InterServ Information and Technology Co., Ltd.), became our wholly owned subsidiaries.

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

In December 2009 and January 2010, we established Perfect World Universal Cooperative U.A. and Perfect World Europe B.V., or PW Europe, respectively, both in Netherlands, to capture potential business opportunities in Europe.

In April 2010, we acquired a 100% equity interest in C&C Media from Atlus Co., Ltd., a Japanese computer and video game developer, publisher, and distributor and other shareholders of C&C Media. Upon consummation of the transaction, C&C media became our wholly owned subsidiary.

In April 2010, PW Network invested a 20% equity interest in Zhizhu Network. This strategic investment is expected to allow us to leverage Zhizhu Network’s large user base to further grow our online gaming community. There were certain transactions between us and Zhizhu Network and between our chief executive officer, Mr. Michael Yufeng Chi, and the shareholders of Zhizhu Network in the past. For a description of these transactions, see “Item 7B—Related Party Transactions” in this report.

In May 2010, we acquired a majority stake in Runic Games, Inc., or Runic Games, a specialized developer of PC-based entertainment software in the United States. In addition, we acquired 40% equity interest in Unknown Worlds and 100% equity interest in Cryptic Studios, both online game developers in the United States, in August 2011.

In November 2011, we established NGL Co., Ltd. jointly with Nexon, to manage and operate online games in Korea. We expect this strategic alliance to help us further expand our user base and provide enhanced quality services to local players in Korea.

In September 2011, we entered into a definitive agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we will use Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. PW Software has entered into a series of contractual agreements with Trendsters Investment and its equity owners, namely Mr. Qing Li and Mr. Qi Zhu, pursuant to which PW Software provides technical support and consulting services to Trendsters Investment. Through these contractual arrangements, we have the ability to effectively control Trendsters Investment’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. Thus, Trendsters Investment is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate Trendsters Investment’s results of operations, assets and liabilities in our financial statements. See “Item 7. Related Party Transactions” for a description of the contractual arrangements among PW Software, Trendsters Investment and its equity owners.

Our principal executive offices are located at Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China. Our telephone number at this address is (8610) 5780-5700. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B. Business Overview

We are a leading online game developer and operator in China. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Since 2006, we have launched, in China, a number of self-developed MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur and Empire of the Immortals, as well as an online casual game, Hot Dance Party. In the fourth quarter of 2011, the aggregate average concurrent users for games under operation in mainland China was approximately 873,000. In April 2008, we established our wholly owned U.S. subsidiary, PW USA, to capture potential business opportunities in North America. In January 2010, we established our wholly owned European subsidiary, PW Europe, to capture potential business opportunities and operate our localized games in Europe. Currently, PW USA and PW Europe operate a number of our own games including two games developed by our wholly owned U.S. based subsidiary, Cryptic Studios, as well as two games licensed from other developers. In April 2010, we acquired C&C Media to expand our overseas operating capabilities. Currently C&C Media operates, in Japan, a number of our own games and one game licensed from another developer. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

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

We have achieved an impressive game development track record. In January 2012, we won the “2011 Top 10 Chinese Game Companies” and “2011 Overseas Development Awards for Chinese Game Companies” in the 2011 China Game Industry Annual Conference. In October 2011, we won the “China Online Culture Social Responsibility Award” at the China International Digital Content Expo 2011. Zhu Xian won the awards of “2011 Top 10 Most Popular Domestically-Developed Online Games” and “2011 Top 10 Most Popular Online Games,” and Swordsman Online won the award of “2012 Top 10 Most Anticipated Games,” respectively, in the 2011 China Game Industry Annual Conference. In November 2011, Zhu Xian, Perfect World II, Forsaken World and Heaven Sword and Dragon Saber won awards for the “Top 10 Most Favorite Online Games among Game Players,” the “Best Self-Developed Online Games,” the “Best 3D Online Games” and the “Top 10 Most Anticipated Online Games by Game Players,” respectively, in the China Digital Entertainment Exposition and Conference. Zhu Xian was ranked among the “Top 10 Popular Online Games” and the “Top 10 Popular Domestic Online Games” in China in 2011 according to International Data Corporation, or IDC, a premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications and consumer technology markets. In addition, Zhu Xian and Forsaken World were ranked among the top ten “China Domestic 3D MMORPGs” and Swordsman Online was ranked among the “2012 Top 10 Most Anticipated Online Games” in 2011 according to IDC.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other self-developed games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2009, 2010 and 2011, a substantial majority of our online game operation revenues were generated through this item-based revenue model. We distribute our physical and virtual prepaid cards and online points to players in China through a variety of channels, consisting primarily of a network of 37 provincial distributors of our physical cards and over one thousand distributors of our virtual cards or online points through our proprietary E-sales system. We also sell online points through our own website. Although a substantial portion of our revenues are generated in China, as of the date of this annual report, we have exported a number of our games to various countries and regions, and we plan to export our games to more countries and regions.

We have grown substantially since our inception, and generated revenues of RMB2.1 billion, RMB2.4 billion and RMB3.0 billion (US$474.0 million) in 2009, 2010 and 2011, respectively. We achieved net income of RMB1,037.2 million, RMB840.7 million and RMB984.0 million (US$156.3 million) in 2009, 2010 and 2011, respectively.

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

Our games offer significant opportunities for social interaction in cyberspace. Life-like features in some of our games include marriages among online characters and martial arts apprenticeships, which are historical associations formed by martial arts masters according to Chinese legends. In addition, characters in our games may visually express feelings by their actions or by using emotive icons that appear within a character’s dialogue box. We believe that these features significantly expand the interface for player interaction, allow players to express their own personalities or virtual personalities through their virtual characters and create a certain level of social reality in the game. Although each game character may be unique, groups of players may, and often must, form teams or alliances to achieve certain collective game objectives, such as battles and missions. Our games also incorporate instant messaging systems and chat rooms, which allow players to communicate and interact with each other in real-time groups or in one-on-one discussions. The bulletin boards in our games allow players to post notes or inquiries and respond to other players’ notes or inquiries. The following table summarizes the launch date of the games and the number of expansion pack releases since the respective launch for each of the MMORPGs and the online casual game that we are currently operating in China. Our games are designed to be flexible to present an effective game experience even for players who may not have state-of-the-art hardware.

Game	Date of Launch	Number of Expansion Packs Released Since Date of Launch
Perfect World	January 2006	12

Legend of Martial Arts	September 2006	9

Perfect World II	November 2006	12

Zhu Xian	May 2007	12

Chi Bi	January 2008	10

Hot Dance Party	March 2008	9

Pocketpet Journey West	October 2008	1

Battle of the Immortals	April 2009	4

Fantasy Zhu Xian	October 2009	4

Forsaken World	October 2010	1

Dragon Excalibur	October 2010	2

Empire of the Immortals	March 2011	1

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

Legend of Martial Arts. We launched the Legend of Martial Arts game in September 2006, when we sold in-game items during the open beta testing. We developed Legend of Martial Arts based on a popular TV drama series with the same Chinese name, “ ..” Legend of Martial Arts is an adventure story of Chinese swordsmen set in an ancient kingdom. It is designed to provide a more light-hearted and less intense game environment than Perfect World. The game attempts to capture the look and feel that has made the TV series a hit with the Chinese audience. We have enriched the game content by creating stories developed specifically for the game. We engage a team of writers, including the playwright of the TV series. In addition to employing many of the customization features found in Perfect World, Legend of Martial Arts contains several features designed to provide players a flavor of traditional oriental culture. Legend of Martial Arts is the first game for which we adopted an item-based revenue model. Unlike the time-based revenue model, users can play the basic functions of Legend of Martial Arts free of charge for as long as they want. Players are charged when they purchase in-game items, such as performance-enhancing items, clothing, accessories and pets. This allows players to further express their own or virtual personalities and enhance the game experience. In-game items can be “purchased” at virtual stores within the game using one of two kinds of currencies: either with an in-game virtual currency known as “yuanbao,” which game players obtain by purchasing prepaid cards or online points with real money, or with another in-game virtual currency known as “gold coins,” which game players can obtain for free by completing certain missions and activities within the game.

Perfect World II. We launched 3D MMORPG Perfect World II in November 2006. The storyline of Perfect World II is set in a similar content and graphic background as Perfect World. Compared to Perfect World, we adopted an item-based revenue model for Perfect World II, and further improved the playing methods and game environment. We provide more user-friendly guidance on the classification and ranking of in-game weapons, and players can purchase virtual raw materials to manufacture their weapons. We have also optimized the visual effects of our in-game items to enhance the attraction to players and transaction volumes. As Perfect World II offers more appealing play experience and operates under a different model compared to Perfect World, we have noted that some users play these two games concurrently, particularly those players who have already achieved advanced game attributes in Perfect World and are trying to enjoy a more personalized experience.

Zhu Xian. We launched 3D MMORPG Zhu Xian in May 2007 and adopted an item-based revenue model for this game. Zhu Xian was developed based on a popular Internet novel with the same name. The Internet novel was ranked the No. 1 most read Internet novel in 2005 and was among the top five most read Internet novels in 2006 according to the click statistics of Baidu, Inc. The basic story concept of Zhu Xian is a martial arts focused adventure set in a fantasy world. The game players are able to experience the various fantastic scenes and plots that have made the Internet novel popular, such as martial arts training, use of magical weapons, upgrading of special capabilities and contests to obtain magical treasure, from the perspectives of the novel characters that they choose to play. We also add a time dimension, so that the player can enter into any game scenario based on the time parameter that they select without having to wait for the plot development like a novel reader. We believe that this feature diversifies the game content and increases players’ interests in the game environment.

Chi Bi. We launched 3D MMORPG Chi Bi in January 2008 and adopted an item-based revenue model for this game. Chi Bi is a war story developed based on the well-known period in ancient Chinese history known as the Three Kingdoms. This game is designed to include various in-game weapons and large-scale map of the game environment in a historical cultural setting. Game players can freely choose to join any of the Three Kingdoms, i.e., Wei, Shu, or Wu, and are provided with full experience of the historical battles of the Three Kingdoms period. In addition, Chi Bi also features motion fighting system, allowing players to attack their opponents as they move, which we believe enhances appeal to game players. We co-promoted “Chi Bi” alongside the movie “Red Cliff,” which has the same Chinese names as “Chi Bi”, in China, according to an agreement signed with China Film Group Corporation, which owns the copyright to the movie in China.

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

Pocketpet Journey West. We launched Pocketpet Journey West, in October 2008 and adopted an item-based revenue model for this game. Pocketpet Journey West ( ) is a pet-themed 3D MMORPG and is developed based on “Journey to the West ( )”, one of the four classical novels of Chinese literature. The game is designed to include distinctive adventurers adapted from the novel. The game features innovative diversified pet systems, which not only allow users to catch monsters as their pets, raise pets, and enhance attributes of pets, but also have many creative features which enable online game players to exchange pets, obtain particular skills and attributes by collecting special items, and combine two separate pets to create customized or enhanced attributes. The diversified pet systems are designed to bring an entirely new interactive pet raising experience to online game players.

Battle of the Immortals. We launched Battle of the Immortals, in April 2009 and adopted an item-based revenue model for this game. Battle of the Immortals, our first mysterious adventure 2.5D MMORPG, is developed based on our proprietary Cube engine. Battle of the Immortals enables game players to travel between Eastern and Western cultures, featuring themes ranging from Norse mythology to the history of China’s Qin Dynasty, catering to game players with different interests. This game also includes adventures in historic sites and turf wars.

Fantasy Zhu Xian. We launched Fantasy Zhu Xian in October 2009 and adopted an item-based revenue model for this game. Fantasy Zhu Xian is our first 2D turn-based MMORPG, which is based on the same popular Internet fantasy novel Zhu Xian as our 3D MMORPG Zhu Xian. The game represents the world of Zhu Xian in a refreshing cartoon style. The game is developed based on our proprietary EPARCH 2D engine and can exhibit special visual effects such as reflections, particle effects and translucency effects. In addition, it introduces the concept of altitude into a 2D game and creates a realistic flying visual effect within a 2D game environment.

Forsaken World. We launched Forsaken World in October 2010 and adopted an item-based revenue model for this game. Forsaken World is a 3D MMORPG set against the backdrop of a fantasy world called Grand Mundo, where players themselves alter the fate of Grand Mundo through their individual actions in the game. The game features exciting elements such as rule of time, rule of space, magic and divinity. Forsaken World adopts a system of annalistic history, and allows players to impact core contents such as the epoch, the orbiting of constellations and the birth of deities.

Dragon Excalibur. We launched Dragon Excalibur in October 2010 and adopted an item-based revenue model for this game. Dragon Excalibur is our first 2D real-time MMORPG set against a backdrop based on ancient Chinese mythology. It features lustrous visual effects, clan battles that blend Eastern and Western fighting styles, diversified pet systems, and innovative classes and skills. It also brings compatible 3D zooming in a 2D online game.

Empire of the Immortals. We launched Empire of the Immortals in March 2011. Following Battle of the Immortals, Empire of the Immortals is the second 2.5D MMORPG in our Immortals franchise. Featuring the international style of the Immortals series and running on an upgraded Cube engine, Empire of the Immortals introduces novel gaming experiences and exciting visual effects to satisfy various tastes of different players.

In North America, Europe and Japan, besides localizing and operating some of the above games through our wholly-owned subsidiaries, we also operate some games developed by our U.S.-based subsidiary, Cryptic Studios, as well as some games licensed from other developers.

In addition to the above client-based online games, we also developed and operate several web games and social networking games.

Online Games Under Development. We currently have a number of new games in pipeline, ranging from MMORPGs to web games and social networking games. One of the MMORPGs in our pipeline, Heaven Sword and Dragon Saber, is currently under unlimited closed beta testing.

Other Products and Services

We were involved in film, television and other related businesses. We sold the film and television businesses in August 2011 to sharpen our focus on our core online games businesses and maximize shareholder value. See “Item 4. History and Development of the Company.”

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

We have developed our EPARCH 2D game engine which was used to develop Fantasy Zhu Xian. Our EPARCH 2D engine has the advantages of typical 2D game engines such as highly-refined image quality, compatibility with both high and low end computers and user friendly interface for new game development. In addition, it adopts technologies used in 3D game engines to enable our games to fully utilize hardware potentials. For example, it introduces the concept of altitude into 2D games and creates a realistic flying visual effect within 2D game environment. It can also create various light effects that alter in real time following the change of game environment.

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

Game Development

We believe that rapid and high-quality game development is critical to our success. Our game development team mainly consists of our programming personnel, design personnel and graphics personnel. Several core members of our development team have worked together for nearly a decade. In March 2008 we opened a research and development center in Shanghai to take advantage of the skilled workforce in the game development industry there. In February 2009 we acquired InterServ Caymans and its two PRC subsidiaries in Shanghai and Chengdu, both of which have further strengthened our research and development capability. We acquired a majority stake in Runic Games in May 2010 and 100% equity interests in Cryptic Studios in August 2011, respectively, which allowed us to further enhance our strong research and development capabilities and to leverage their creative and professional development teams to create global titles.

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

Customers in Japan can create their MK accounts through MK-STYLE, our self-developed and operated online game portal site. Customers in Japan can use their MK Points, to make payments for all games operated by C&C Media. MK Points can be purchased through major payment gateways widely available in Japan.

Pricing and Distribution

Pricing. We have two different pricing models: (1) time-based, which we have adopted for Perfect World; and (2) item-based, which we have adopted for our other MMORPGs operated in China. Under the time-based model, players pay for game playing time. The pricing was determined near the end of the open beta testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Under the item-based model, players can play the basic functions of the game free of charge for as long as they want. We generate revenues when players purchase and consume the in-game items such as performance-enhancing items, clothing, accessories and pets that enhance the game play experience. We determine the price of each in-game item before its introduction, generally based on an analysis of a series of benchmarks, such as the price of similar items offered in other online games, the market price of the real-life item represented by the in-game item, and pricing of other popular forms of entertainment.

Distribution. We established our distribution network by leveraging our management team’s extensive connections accumulated from their previous software distribution experience. We distribute our physical and virtual prepaid cards and online points through various channels.

Physical card: We generally sell physical cards through a network of third-party distributors. We have entered into agreements with 37 provincial distributors across China. These distributors resell the cards to sub-distributors who, in turn, distribute the cards to approximately 70,000 Internet cafés, newsstands, convenience stores and other retail outlets throughout China.

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

Overseas Licensing

In order to extend our reach in the overseas markets, we license our games to overseas operators. Under our license agreements, we allow our overseas licensees to exclusively operate, promote, service and distribute our games in specified territories. In return, we are generally entitled to an initial fee and ongoing royalties, the latter of which is generally determined based on the amount of money charged to players’ accounts or the services fees payable by the players to the licensee in a specific country or region. The licensees are responsible for the sales and marketing of our games in the specified territories, including setting the price of our games and virtual items, and usually there are minimum requirements on promotion expenditures. The licensees are also generally in charge of maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of our games, including providing technical tools for the localization of our games. We generally agree to provide our licensees with updates or upgrades to the licensed games, usually every three to six months or on a when-and-if-available basis. We also usually assist the licensees in preventing, detecting, and resolving hacking and cheating activities.

We plan to further license our games to leading online game operators in additional countries and regions to expand the geographical reach of our games, including Asia, Latin America, Australia, New Zealand and the Russian Federation and other Russian speaking territories. All of the games we license to overseas operators use an item-based revenue model. We work with the licensees to determine the pricing of in-game items based on the local market conditions as well as our input.

The following table lists the countries or regions where we have licensed our games.

Game	Country/Region
Perfect World II	Taiwan, Hong Kong, Macau, Vietnam, Korea, The Philippines, Brazil, Malaysia, Singapore, Thailand, Indonesia, The Russian Federation and other Russian speaking territories, New Zealand and Australia

Legend of Martial Arts	Taiwan, Hong Kong, Macau, Malaysia, Singapore, Thailand, Korea, The Philippines and The Russian Federation and other Russian speaking territories

Zhu Xian	Malaysia, Singapore, Thailand, Vietnam, Taiwan, Hong Kong, Macau, Korea, The Russian Federation and other Russian speaking territories and Indonesia

Chi Bi	Malaysia, Singapore, Thailand, Vietnam, Taiwan, Hong Kong, Macau, Korea, The Philippines and Indonesia

Hot Dance Party	Malaysia, Singapore, Vietnam, Thailand, Taiwan, Hong Kong, Macau, The Russian Federation and other Russian speaking territories and Philippines

Pocketpet Journey West	Hong Kong and Macau

Battle of the Immortals	Taiwan, Hong Kong, Macau, Vietnam, Korea, The Russian Federation and other Russian speaking territories, Thailand, Malaysia, Singapore, The Philippines, Indonesia and Brazil

Fantasy Zhu Xian	Taiwan and The Russian Federation and other Russian speaking territories

Forsaken World	Taiwan, Indonesia, Hong Kong, Macau, Singapore, Malaysia, The Philippines, Thailand, The Russian Federation and other Russian speaking territories, Brazil and The Spanish-speaking countries in Latin America

Dragon Excalibur	Korea, Vietnam, Taiwan, Hong Kong and Macau

Empire of the Immortals	Taiwan

Marketing and Promotion

We aim to rapidly attract game players and increase revenues from existing players by introducing innovative marketing and promotion strategies that are specifically designed for each of our games. Based on our extensive local knowledge and experience, we also combine entertainment and fashion elements into our marketing activities.

For Perfect World, a popular Chinese folk-rock band, Shui Mu Nian Hua, recorded the theme song, which was ranked among the top five most popular songs by several national charts in China. In addition, we supported the presentation of the theme song in one of China’s most important annual cultural events, the CCTV Spring Festival Gala and organized Shui Mu Nian Hua’s tour show in more than 40 universities across China. Furthermore, Crystal Liu, a popular TV star in China, was appointed as our “Miss Perfect” ambassadress for Perfect World. JJ Lin, a well-known pop singer, was appointed as our spokesperson for Perfect World II and recorded its theme song.

To promote Legend of Martial Arts, we engaged the TV playwright of the original TV series to participate in writing stories and missions for our game. We invited guests from the media, game industry and the public to visit the set of the TV series and created Internet-based video stories to flesh out our game characters and story lines, with one of the most popular Chinese Internet celebrities, Ding Beili, acting as the heroine.

Richie Jen, a well-known pop singer, was appointed as an ambassador for our game, Zhu Xian. He also recorded two MTV theme songs featuring various scenes in the game. Jue Zhou, a well-known Chinese actress, was later appointed as spokesperson for Zhu Xian.

We cooperated with China Film Group Corporation, or CFGC, the owner of the copyright to the movie “Red Cliff” in China, to co-promote our game Chi Bi and this movie. The movie has the same Chinese name as our game. We were the exclusive sponsor of this movie in the game industry, and were entitled to use the materials of the movie, including video, posters and stills, to promote our game from September 2007 to April 2009 in China. Ada Liu, a popular Chinese actress, was also appointed as the ambassadress of Chi Bi.

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

Shin, a rock star, was appointed as our spokesperson for Dragon Excalibur. He also recorded the theme song for Dragon Excalibur.

Richie Jen, a well-known pop singer, recorded a MTV theme song and acted two characters in this MTV for Forsaken World.

We employ other marketing programs and promotional activities to promote our games, including:

Live Promotions. We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as Internet café gatherings, player clubs, product press conferences, college marketing, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. For example, we organized Perfect World International Championship (“PWIC”) for our game Zhu Xian in August 2011. This is the second PWIC we organized since its first successful debut in September 2010. Teams of players from various countries and regions including Mainland China, Taiwan, Korea, Malaysia, Singapore, Vietnam, the Philippines, Russian, Japan, Brazil, Indonesia and North America attended this competition. We also have promotion personnel to organize cooperative promotion campaigns with local distributors and Internet cafés throughout China.

In-Game Marketing. We conduct in-game marketing programs for our players from time to time, including player unions and game tournaments. We also frequently post announcements in the game environment to promote new items and features, usually linking with in-game events. Leveraging our in-house development capability, we offer new in-game items periodically, especially around the holidays and certain special events, such as the offering of in-game moon cakes during the Chinese Moon Festival in 2011.

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

We have service centers which are open to walk-in customers during normal business hours. All of our representatives at our service centers are trained to address our customers’ questions and concerns and resolve any problems they may have with our products and services. Our customer service has maintained the ISO 9001:2000 certification since August 2007.

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

Seasonality

Our quarterly operating results may fluctuate due to various factors and reasons. For example, as part of our normal product cycle, our revenues may be relatively low when we decelerate promotional activities for some time in order to lengthen the life cycle of existing games and maintain long-term sustainable growth. Based on our recent experience, our user traffic may also be relatively low as result of the “golden” holidays in China, such as the Chinese New Year holiday in January or February when many of our game players may go back to home town and have less access to the Internet, and national college admission exams in the second quarter when our game players spent less time playing online game. Other factors that may cause our operating results to fluctuate include the recent global financial crisis, a deterioration of economic conditions in China and potential changes to the regulation of the online game industry in China, which are discussed elsewhere in this annual report.

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

We have registered our domain names www.pwrd.com, www.wanmei.com and www.perfectworld.com, and have registered a series of domain names in connection with each of games, including without limitation, www.world2.com.cn, www.wulin2.com, www.w2i.com.cn, www.zhuxian.com, www.chibi.com, www.rwpd.com, www.kdxy.com, www.sgcq.com.cn, www.mhzx.com.cn, www.smdl.com, www.xlzj.com,

www.sgsj.com and www.yt.wanmei.com with China Internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of all of our existing online games with the Trademark Office of the State Administration for Industry and Commerce in China. As of the date of this annual report, the trademark has been registered in classes 9, 16 and 35 in China, the trademark has been registered in classes 9, 16 and 41 in China, the and the trademarks have been registered in class 41 in China, the trademark has been registered in class 9 and 41 in China and the trademark has been registered in class 9 in China. We have registered all of our existing online games and our Angelica 3D game engine, Cube 2.5D game engine, EPARCH 2D game engine and Raider 2D game engine with the National Copyright Administration for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company’s intellectual property to the same extent as the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date.

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

Government Regulations

Our provision of online game and online reading services and related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online games, and regulated by various government authorities, including:

•	the Ministry of Industry and Information Technology and, before its formal establishment in 2008, its predecessor, the Ministry of Information Industry;

•	the General Administration of Press and Publications (the National Copyright Administration);

•	the State Administration for Industry and Commerce;

•	the Ministry of Culture; and

•	the Ministry of Public Security.

The principal PRC regulations governing the Internet content provision industry as well as the online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001, and as amended in 2008);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2009);

•	the Internet Information Services Administrative Measures (2000);

•	the Interim Measures for the Administration of Online Games (2010);

•	the Tentative Measures for Administration of Internet Culture (2010);

•	the Tentative Measures for Administration of Internet Publication (2002);

•

the Notice of Implementing the State Council’s “Regulation ‘Sanding’” and Relevant Interpretation Issued by State Commission Office for Public Sector Reform (“SCOPSR”) and Further Strengthen the Administration and Approval of the Pre-approval and Import of Online Games (2009);

•	the Foreign Investment Industrial Guidance Catalog (2011);

•	the Administrative Measures on Electronic Publications (2008);

•	the Administrative Measures on Software Products (2009);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the MIIT on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006);

•	the Circular on Implementing Online Game Anti-fatigue System to Protect the Health of the Minors (2007);

•	the Administrative Measures on Internet Video/Audio Program Services (2007);

•	Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games (or the Real-name Registration Notice) (2011);

•	the Tentative Catalog of Internet Video/Audio Program Services (2010);

•	the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games (2007);

•	the Tentative Measures for Administration of Internet Commodity Transaction and Relevant Services (2010);

•	the Notice on Strengthening the Administration of Virtual Currency of Online Games (2009); and

•	the Tentative Measures for Administration of Internet Goods and Relevant Services Transactions (2010).

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

Restrictions on Foreign Investment

Under the above regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a Chinese entity that provides value-added telecommunications services, including online game, online reading and other Internet content provision services. In addition, foreign and foreign invested enterprises are currently not able to apply for certain required licenses to provide these services.

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

We conduct our online game and related Internet content provision businesses and online reading business in China through contractual arrangements with PW Network and PW Literature, respectively. In addition, we use Trendsters Investment as an investment vehicle to hold our investment in a venture capital fund. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. In the opinion of our PRC legal counsel, King & Wood Mallesons, each of the agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, King & Wood Mallesons is of the view that the interpretation and implementation of the laws and regulations in the PRC and their application to and effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the opinion of King & Wood Mallesons herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us to enforce the contractual arrangements should our variable interest entities or their equity holders fail to perform their obligation under those arrangements.

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

Internet Publishing License. The GAPP and the MIIT jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games or online reading services is deemed an Internet publication activity. Therefore, online game and online reading operators need to obtain an Internet publishing license in order to directly make their online games or online reading services publicly available in China. Historically, we did not hold such a license as issuances of such licenses were temporarily suspended by the GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Our online games, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Hot Dance Party, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur, Empire of the Immortals and Heaven Sword and Dragon Saber (under unlimited closed beta testing) are currently published by PW Network. The Internet publication of all of our existing online games has been filed with the GAPP. In order to operate the online reading business, PW Literature has applied to the GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

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

In the opinion of our PRC legal counsel, King & Wood Mallesons, except as described above with respect to the Internet publishing license, no consent, approval or license other than those already obtained by PW Software, PW Network and PW Literature is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games and online reading, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the Ministry of Culture, imported and domestic online games should be filed with the Ministry of Culture before the operation of each game. Our online game Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals have been successfully filed with the Ministry of Culture. The applications for the filing of Fantasy Zhu Xian, Forsaken World, Dragon Excalibur, Empire of the Immortals and Heaven Sword and Dragon Saber (under unlimited closed beta testing) were submitted, but have not been successfully filed yet. We believe that we have satisfied all qualifications required for the filing. However, we cannot assure you that Fantasy Zhu Xian, Forsaken World, Dragon Excalibur, Empire of the Immortals and Heaven Sword and Dragon Saber (under unlimited closed beta testing) may be successfully filed. Except as described above with respect to the filing of Fantasy Zhu Xian, Forsaken World, Dragon Excalibur, Empire of the Immortals and Heaven Sword and Dragon Saber (under unlimited closed beta testing) with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

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

On July 1, 2011, the GAPP and several other government authorities jointly promulgated a notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the

Real-name Registration Notice, which took effect on October 1, 2011. Pursuant to the Real-name Registration Notice, the authority may terminate the operation of an online game if its operator violates the anti-fatigue and real-name registration requirements.

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

Regulation of Internet Video/Audio Program Services

On December 12, 2007, the SARFT and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from the SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services. See “Item 4. Information on the Company—Risks Related to Doing Business in China—PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games.”

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

PW Network has been qualified as “high and new technology enterprise” from 2008 to 2013 and maintained its “software enterprise” status from 2008 to 2011. Since PW Network elected to enjoy the preferential tax treatment as a “software enterprise,” PW Network was entitled to an exemption of the corporate income tax in 2008 and a 50% reduction of the standard corporate income tax rate of 25% from 2009 to 2011. PW Network will enjoy a preferential tax rate of 15% from 2012 to 2013 as a “high and new technology enterprise.”

PW Software has been qualified as “high and new technology enterprise” from 2008 to 2013. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% from 2010 to 2012. PW Software will enjoy a preferential tax rate of 15% in 2013 as a “high and new technology enterprise.”

Shanghai PW Network has been qualified as “software enterprise” status from 2009 to 2011. Shanghai PW Network achieved cumulative taxable income for the year ended December 31, 2009. Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and would be entitled to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013, provided that it continues to be qualified as a “software enterprise” during such period.

Beijing Perfect World Digital Entertainment Software Co., Ltd., or PW Digital Software, and Beijing Perfect World Digital Entertainment Co., Ltd., or PW Digital, have been qualified as “software enterprise” status in 2010 and 2011. PW Digital Software and PW Digital achieved cumulative taxable income for the year ended December 31, 2010. Therefore, PW Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and would be entitled to a 50% income tax reduction to a rate of 12.5% from 2012 to 2014, provided that they continue to be qualified as a “software enterprise” during such period.

Chengdu PW Network has been qualified as “software enterprise” status in 2010 and 2011. It achieved cumulative taxable income for the year 2011. It is entitled to tax exemption for 2011 and 2012 followed by 50% income tax reduction to a rate of 12.5% from 2013 to 2015, provided that it continues to be qualified as a “software enterprise” during such period.

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

Our subsidiaries and consolidated variable interest entities incorporated in China are subject to a 5% business tax on revenues generated from our online game businesses in the PRC. According to the applicable tax rules and regulations, revenues generated from software development and relevant technology consulting services, being a technology development business, may enjoy business tax exemption. However, the revenues generated by the provision of other consulting services and technology consulting services which are independent of its software development services are subject to 5% business tax. In addition, our subsidiaries and consolidated variable interest entities incorporated in China are subject to certain surcharges on business tax or VAT paid for city construction and education.

PRC Withholding Tax on Undistributed Dividends

Pursuant to the new corporate income tax law and the Implementing Rules, dividends out of profits generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ

Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, Shanghai PW Software and PW Game Software, is incorporated in Hong Kong. According to a tax arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor directly owns at least 25% of the shares of the foreign-invested enterprise. However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries according to a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%.

In the fourth quarter of 2008, to fund our share repurchase program, our board of directors determined to cause PW Software to declare and distribute a cash dividend out of PW Software’s earnings generated in 2007 and 2008 to its direct parent, PW Hong Kong. Under the new corporate income tax law and relevant rules, such dividend out of earnings generated before January 1, 2008 is not subject to withholding tax and any dividend out of the earnings generated after January 1, 2008 is subject to a 5% withholding tax. Therefore, withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008 for the dividend out of 2008 earnings, and was paid in 2009. We continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors decided that we would not distribute any profit out of PW Software upon the expiration of the 2008 share repurchase program and would retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax has been accrued afterwards. In the third quarter of 2011, our board of directors approved a change in our dividend policy to reflect our intention to distribute part of the earnings of our PRC subsidiaries to PW Hong Kong, from time to time, for eventual dividend payments to our shareholders. As such, a withholding tax of RMB76.4 million (US$12.1 million) was accrued and recorded as deferred tax liabilities as of December 31, 2011 for all undistributed earnings of our PRC subsidiaries from July 1, 2009 to December 31, 2011. We will continue to accrue and record the withholding income tax for all undistributed earnings earned in the future years under this adjusted dividend policy.

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

Notice 75 and Circular 19. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. SAFE issued a series of implementation guidance, including the most recent Notice of SAFE for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect on July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 and the relevant guidance may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us.

Notice 7. In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or Notice 78, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In February 2012, SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, which replaced an earlier SAFE notice issued in 2007. SAFE Notice 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company (“Domestic Company”), including PRC citizens and foreign citizens who have resided in the PRC for one year or more (“Domestic Individuals”). Under SAFE Notice 7, Domestic Individuals who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly listed company are required, through the Domestic Company or a PRC agent (“Domestic Agent”), to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; and the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE. If we or our PRC optionees fail to comply with the Notice 7, we or our PRC optionees and their local employer may be subject to fines and legal sanctions.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Perfect World Co., Ltd.
(Cayman Islands)
100%
Global InterServ (Caymans) Inc. (Cayman Islands)
Perfect Game Holding Limited (British Virgin Islands)
Perfect Management Holding Limited (British Virgin Islands)
Happy Moment Holding Limited (British Virgin Islands)
Perfect Star Co., Ltd. (Malaysia)
Perfect World Interactive Technology Co., Ltd. (Taiwan)
Perfect World Interactive Entertainment Co., Ltd. (Cayman Islands)
Perfect Entertainment Zone N.V. (Netherlands Antilles)
1%
99%
Perfect World Universal Coöperatieve U.A. (Netherlands)
Perfect World Europe B.V. (Netherlands)
Majority
C&C Media Co., Ltd. (Japan)
Perfect World Entertainment Inc. (Delaware, USA)
NGL Co., Ltd. (Korea)
CCO Co., Ltd. (Japan)
Cryptic Studios, Inc. (California, USA)
Perfect Online Holding Limited (Hong Kong)
Runic Games, Inc. (Delaware, USA)
Perfect Sky Online Co., Limited (Hong Kong)
Happy Fantasy Limited (British Virgin Islands)
Zongheng Limited (Cayman Island)
Zongheng Online LIMITED (Hong Kong)
Outside mainland China
Inside mainland China
InterServ Information and Technology (Shanghai) Co., Ltd. (PRC)
Beijing Perfect World Software Co., Ltd. (PRC)
Shanghai Perfect World Software Co., Ltd. (PRC)
Huanxiang Zongheng Software Technology Co., Ltd. (PRC)
Beijing Perfect World Game Software Co., Ltd. (PRC)
Beijing Perfect World Digital Entertainment Software Co., Ltd. (PRC)
Chengdu Perfect World Software Co., Ltd. (PRC)
(6)
(5)
Michael Yufeng Chi
Qi Zhu
90%
10%
Beijing Perfect Moment Network Technology Co., Ltd. (PRC)
(1)
(2)
Beijing Shiji Xiangshu Technology Co., Ltd.* (PRC)
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd.** (PRC)
66.7%
33.3%
Beijing Perfect World Network Technology Co., Ltd. (PRC)
(3)
Michael Yufeng Chi
Yunfan Zhang
Qi Zhu
35%
30%
35%
Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (PRC)
(4)
(8)
Qing Li
Qi Zhu
50%
50%
Tianjin Trendsters Investment Co., Ltd.
(7)
Hefei Perfect World Network Technology Co., Ltd. (PRC)
Shanghai Perfect World Network Technology Co., Ltd. (PRC)
Beijing Perfect World Digital Entertainment Co., Ltd. (PRC)
Chengdu Perfect World Network Technology Co., Ltd. (PRC)
80%
Chengdu Ye Net Science and Technology Development Co., Ltd. (PRC)

————— ▶	Beneficial Interest

(1)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners.”

(2)	Contractual arrangements including a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners.”

(3)	Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

(4)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners.”

(5)	Contractual arrangements including a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with Perfect Moment and its Equity Owners.”

(6)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with Perfect Moment and its Equity Owners.”

(7)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners.”

(8)	Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see “Item 7. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners.”

*	Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, the founder, chairman and chief executive officer of our company and an owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, a Chinese citizen, and 5.59% owned by Mr. Di He, our chief technology officer.

**	Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su, a Chinese Citizen, 35.72% owned by Mr. Furui Chen, a Chinese citizen, and 4.28% owned by Mr. Di He, our chief technology officer.

D. Property, Plants and Equipment

In the first quarter of 2011, we moved our principal executive offices into an office building of approximately 55,000 square meters that we purchased in Beijing when it became available for occupancy. We also have two office premises of approximately 4,500 square meters and approximately 2,700 square meters located in Beijing, which we purchased in November 2007 and January 2008, respectively. Our major leased properties in China include approximately 9,200 square meters of office in Beijing, approximate 9,300 square meters of office space in Shanghai, approximately 10,500 square meters of office space in Chengdu and approximately 2,100 square meters of office space in Hefei. Our U.S. subsidiaries’ office lease is for an aggregate of approximately 9,700 square meters. Our Japan office lease is for an aggregate of approximately 860 square meters. Our Netherlands office lease is for an aggregate of approximately 660 square meters. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. Operating Results

Overview

We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2011, according to a report published by IDC. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater to changing customer preferences and market trends.

We currently operate our seven self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Forsaken World, two 2.5D MMORPG, Battle of the Immortals and Empire of the Immortals, one 2D turn-based MMORPG, Fantasy Zhu Xian, one 2D real-time MMORPG, Dragon Excalibur, and one online casual game, Hot Dance Party. In the fourth quarter of 2011, these games recorded approximately 873,000 average concurrent users in Mainland China.

We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other self-developed games, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2009, 2010 and 2011, a substantial majority of our online game operation revenues were generated through this item-based revenue model. We distribute our physical and virtual prepaid cards and online points to players in China through a variety of channels, consisting primarily of a network of 37 provincial distributors of our physical cards and over one thousand distributors of our virtual cards or online points through our proprietary E-sales system. We also sell online points through our own website. Although a substantial portion of our revenues are generated in China, as of the date of this annual report, we have exported a number of our games to various countries and regions, and we plan to export these games and our new games to more countries and regions. We have grown substantially since our inception, and generated revenues of RMB2.1 billion, RMB2.4 billion and RMB3.0 billion (US$474.0 million) in 2009, 2010 and 2011, respectively. We achieved net income of RMB1,037.2 million, RMB840.7 million and RMB984.0 million (US$156.3 million) in the years ended December 31, 2009, 2010 and 2011, respectively.

In August 2011, we sold our film and television business to a related party to sharpen our focus on our core online game development and operation business. As a result, the film and television business is accounted for as a discontinued operations and our statement of operations in this annual report separates the discontinued operations from our remaining business operations for all years presented.

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

Our operating results are more directly affected by company-specific factors including the following:

•	the number of our online games available in the market;

•	the popularity of our games and in-game items compared with those of our competitors;

•	the speed at which we develop and launch new online games and related in-game items in China and other regions where we operate our games directly;

•	the cost of developing, operating and marketing online games;

•	the costs to purchase additional servers and equipments in anticipation of new games;

•	our ability to streamline our costs in response to the global economic crisis; and

•	the success of our investments and merger and acquisition activities.

Our future growth will depend significantly upon our ability to continually and successfully develop, market and operate additional online games that are attractive to players, to increase monetization of our existing and future games and to expand internationally by licensing our games to various countries and regions and by operating our own games through our overseas subsidiaries. Our acquisitions and expansion in foreign markets may increase our capital expenditure, create downward pressure on our liquidity and depress margins in the short term. However, we believes that our acquisitions and expansion in foreign markets will in the long run increase revenues, diversify our user base and enhance our research and development and operating capability, which in turn will help improve our liquidity, capital resources, results of operation and key performance measures such as average concurrent users and maintain and improve our profit margin as well.

Revenues

For the years ended December 31, 2009, 2010 and 2011, we generated revenues of RMB2.1 billion, RMB2.4 billion and RMB3.0 billion (US$474.0 million), respectively. We expect that our future revenue growth will be primarily driven by our launch of additional games, increasing monetization of our existing games, and expansion of our overseas business. For the years ended December 31, 2009, 2010 and 2011, our online game operation revenues are net of sales discounts and rebates to our distributors, which averaged approximately 12.7%, 14.0% and 10.5%, respectively, of the face value of our prepaid cards sold to our distributors. The following table sets forth the revenues generated from our online game operations and licensing, and from other sources, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31, 2009		For the Year Ended December 31, 2010		For the Year Ended December 31, 2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation revenues	1,879,933	89.8	2,156,258	90.5	2,708,507	430,338	90.8
Licensing revenues	214,625	10.2	214,981	9.0	246,823	39,216	8.3
Other revenues	—	—	12,402	0.5	28,107	4,466	0.9

Total revenues	2,094,558	100.0	2,383,641	100.0	2,983,437	474,020	100.0

Online Game Operation Revenues

In 2009, 2010 and 2011, the majority of our revenues were generated from our online game operations. We launched our first game, Perfect World, in China in January 2006, using the time based revenue model. In 2009, 2010 and 2011, 1.5%, or RMB27.3 million, 1.0%, or RMB21.4 million, and 0.9%, or RMB23.4 million (US$3.7 million), of our online game operation revenues were derived from this game, respectively. With respect to games operated under the time-based revenue model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based revenue model will remain a small portion of our online game operation revenues as we began to use the item-based revenue model in September 2006 and plan to continue to use that model for our new games in the future.

We launched additional self-development games using the item-based model in China: Legend of Martial Arts in September 2006, Perfect World II in November 2006, Zhu Xian in May 2007, Chi Bi in January 2008, Hot Dance Party in March 2008, Pocketpet Journey West in October 2008, Battle of the Immortals in April 2009, Fantasy Zhu Xian in October 2009, Forsaken World in October 2010, Dragon Excalibur in October 2010 and Empires of the Immortals in March 2011. In North America and Europe, we launched localized versions of Perfect World II, Pocketpet Journey West, Zhu Xian, Battle of the Immortals, Forsaken World and Empire of the Immortals, through PW USA and PW Europe. In Japan, we launched localized version of Perfect World II, Legend of Martial Arts, Zhu Xian, Chi Bi, Forsaken World and Empire of the Immortals in through C&C Media. In 2009, 2010 and 2011, a substantial majority of our online game operation revenues were derived from our games using the item-based revenue model. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the monetization level of our games. We expect that revenues derived from our games operated under the item-based revenue model will remain a dominant source of our online game operation revenues in the foreseeable future.

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

The following table sets forth, for the periods indicated, certain operating statistics for our games under operation in Mainland China.

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2011	2011	2011	2011
Quarterly average concurrent users	905,000	890,000	828,000	873,000

Average concurrent users, or ACU, for any of our games operated in China is the number of users logged on to that game at 5-minute intervals. The daily average concurrent users for that game is determined by averaging the data over the course of a day. The daily average data are then averaged over monthly periods to derive the monthly average concurrent users of the game. Quarterly average concurrent users for a game is the average of monthly average concurrent users of such game during the relevant quarterly period. Although ACU does not always correlate with changes in our domestic online game revenues, we believe that ACU reflects the popularity and health of our games in the long run.

Licensing Revenues

In 2009, 2010 and 2011, we recorded revenues of RMB214.6 million, RMB215.0 million and RMB246.8 million (US$39.2 million), respectively, for the initial fees and usage-based royalties we earned from licensees of our online games. Licensing revenues represented 10.2%, 9.0% and 8.3% of our total revenues in 2009, 2010 and 2011, respectively. Majority of our licensing revenues were generated from overseas. As of the date of this annual report, we have licensed a number of our games to leading game operators overseas. All of these licensed games are operated under the item-based revenue model by the respective operators.

Under our license agreements with licensees, we are generally entitled to receive from the licensees an initial fee and ongoing usage-based royalties. The usage-based royalties are generally determined based on the amount of money charged to players’ accounts or service fees payable by players in a given country or region. We plan to further expand the geographical reach of our games by licensing our existing games and new games we develop in the future to leading online game operators in additional countries and regions, including Asia, Latin America, Australia, New Zealand and The Russian Federation and other Russian speaking territories.

Other revenues

In 2009, 2010 and 2011, we recorded other revenues in the amount of Nil, RMB12.4 million and RMB28.1 million (US$4.5 million), which represented Nil, 0.5% and 0.9% of our total revenues.

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

We offer a discount to the face value of our game cards to most of our third-party distributors. We also offer certain volume rebate as a percentage of the face value of our game cards to our major distributors in China if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. Therefore, we estimate that the average total discount rate we have offered to all of our distributors was approximately 12.7%, 14.0% and 10.5% for the years ended December 31, 2009, 2010 and 2011, respectively, of the face value of our game cards.

Licensing. Under our license agreements with licensees, we are generally entitled to receive, from the licensees, an initial fee and ongoing usage-based royalties. The ongoing usage-based royalties are generally determined based on the amount of money charged to players’ accounts or service fees payable by players in a given country or region. We generally receive ongoing usage-based royalties on a monthly basis. We generally receive our initial fees in installments, usually within several days after the signing of the license agreements or the commencement of the closed beta testing, the open beta testing and/or the commercial launch of our games, respectively. In some cases, in consideration of the initial fees, we are required to provide a combination of licenses to use the software, training and post contract services, such as provision of when-and-if-available or periodic upgrades to the games, during the license period. In other cases, we are required to provide free post contract services in the first year of the licensing period to the licensees who have the option to acquire the post contract services at certain percentage of the initial fees after the first year of the licensing period.

Revenue Recognition

Online game operations. To use the online points on a prepaid card, a player must “activate” the card by using an access code and password to transfer the online points on the card to such player’s personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2009, 2010 and 2011, our advances from customers amounted to RMB88.9 million, RMB146.2 million and RMB95.9 million (US$15.2 million), respectively, and our deferred revenues related to online game operations amounted to RMB290.6 million, RMB396.7 million and RMB463.8 million (US$73.7 million), respectively.

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

Licensing. We enter into licensing arrangements with licensees to operate our games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

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

For more details of our revenue recognition policies for our revenues from online game operations and licensing, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition.”

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

Server and bandwidth leasing fees were equal to 3.1%, 3.0% and 2.4% of our revenues in 2009, 2010 and 2011, respectively. We rent communication bandwidth to connect our game operating networks to the Internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. We expect our payments for bandwidth leasing fees will increase in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. Beginning in July 2007, we began purchasing our own servers. To ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

Salary and benefits expenses were equal to 3.0%, 4.0% and 4.4% of our revenues in 2009, 2010 and 2011, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

The amount of net VAT and business tax included in cost of revenues for the years ended December 31, 2009, 2010 and 2011 was RMB69.7 million, RMB98.3 million and RMB114.3 million (US$18.2 million), respectively, equal to 3.3%, 4.1% and 3.8% of our revenues in 2009, 2010 and 2011, respectively. In PRC, it was determined and approved by the tax authority that our online game revenues were subject to 17% VAT and that we were entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we were only subject to 3% VAT. The VAT refund was recorded as a reduction of cost of revenues. Starting from August 2009, the state and local tax authorities approved us to convert from a VAT payer to a business tax payer. In Japan, our sales proceeds from online game operations are subject to consumption tax at a rate of 5%. In Netherlands, our sales proceeds from online game operations are subject to VAT at 19%.

The amount of depreciation and amortization expenses included in cost of revenues for the years ended December 31, 2009, 2010 and 2011 was RMB24.9 million, RMB53.9 million and RMB84.3 million (US$13.4 million), respectively, equal to 1.2%, 2.3% and 2.8% of our revenues in 2009, 2010 and 2011, respectively. Depreciation and amortization expenses comprise primarily of depreciation and amortization expenses of servers, computer equipment and copyrights that are directly related to our business operation. We expect our depreciation and amortization expense to increase as we purchase additional servers, computer equipment and office premises to meet the needs of our business expansion.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses, each of which include share-based compensation. We expect that our operating expenses will increase in the future as we further expand our game portfolio, enhance our research and development and sales and marketing activities.

Research and Development Expenses

Research and development expenses were equal to 12.9%, 17.6% and 22.3% of our revenues in 2009, 2010 and 2011, respectively. From April of 2010, due to the extended game development cycle and the incurrence of material research and development cost, we started to capitalize the qualified research and development costs as intangible assets. Other than the above in-process research and development charge, our research and development expenses consist primarily of salary and benefits expenses of personnel engaged in the research and development of our game engines, game development platforms and online games, share-based compensation expenses, and rental cost for the premises used in our development of online game products. We expect that our research and development expenses will increase in the near future as we plan to increase research and development expenditures to develop more MMORPGs and other online games, and upgrade our proprietary game engines and game development platforms.

Sales and Marketing Expenses

Sales and marketing expenses were equal to 15.4%, 20.0% and 17.2% of our revenues in 2009, 2010 and 2011, respectively. Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits of our sales and marketing personnel. Our advertisement and promotion expenses include advertising payments to various online game sites and game magazines and other advertising service providers as well as expenses for sponsoring media events. We plan to intensify our marketing and promotional efforts and thus increase our sales and marketing expenses when we launch new games in the future.

General and Administrative Expenses

General and administrative expenses were equal to 7.3%, 9.6% and 10.1% of our revenues in 2009, 2010 and 2011, respectively. Our general and administrative expenses consist primarily of salary and benefits and share-based compensation expenses for general management, finance and administrative personnel and professional service fees for services rendered in connection with our acquisition, audit and tax consultation. We expect that our general and administrative expenses will increase due to, among other things, our overall operational expansion and the additional expenses for compliance with legal, accounting and other requirements associated with being a public company.

Share-based Compensation Expenses

We have adopted a share incentive plan, to motivate, attract and retain employees, directors and consultants, and promote the success of our business. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.” As of December 31, 2011, there were outstanding options to purchase a total of 30,634,795 Class B ordinary shares. In addition to options, we also used restricted shares as another type of share-based awards to officers and employees in 2008. We granted 3,378,325 restricted shares to our officers and employees during the year ended December 31, 2008. Subsequently, we replaced these restricted shares, which were repurchased, with share option awards in December 2008. The amounts of these share-based compensation charges are set forth below:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Restricted shares awarded to officers, directors and employees	645	467	—	—
Options granted to officers, directors, employees and consultants	77,244	96,318	104,736	16,641

As of December 31, 2011, the unamortized compensation expenses in connection with our outstanding options were RMB162.3 million (US$25.8 million). These amounts do not include share-based compensation expenses with respect to our options granted after December 31, 2011. There was no unamortized compensation expenses in connection with restricted shares awarded to employees as of December 31, 2011 as the restricted shares were fully vested during the year ended on December 31, 2010. Share-based compensation expenses capitalized as part of online game product development costs for the years ended December 31, 2009, 2010 and 2011 were Nil, RMB1.9 million and RMB0.6 million (US$0.1 million), respectively.

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

United States

PW USA, Runic Games and Cryptic Studios are subject to a corporate income tax rate ranging from 15% to 35% at federal level and, in some instance, subject to tax at state level. State tax rates vary by jurisdiction.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, PW Hong Kong and Perfect Sky Online Co., Limited, or PW Sky, are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. In addition, payments of dividends by PW Hong Kong to us are not subject to any Hong Kong withholding tax.

Malaysia

PW Malaysia engages in offshore licensing activity. It is subject to a fix amount corporate income tax of MRT 20,000 a year.

Taiwan

Our subsidiary established in Taiwan is subject to 17% corporate income tax rate (taxable income up to TWD120,000 is exempt).

Netherlands

PW Europe in Netherlands engages in intra-group licensing and local sales and marketing. As of January 1, 2011, the standard corporate income tax rate is 25%. A lower rate of 20% applies to up to EUR 200,000 of taxable income.

Japan

The total corporate income tax burden (i.e. effective tax rate) is 40.7% for C&C Media and CCO Co., Ltd. in Japan.

PRC

PRC Corporate Income Tax

On March 16, 2007, the National People’s Congress of China enacted the new corporate income tax law, which took effect on January 1, 2008. The Implementing Rules were adopted on December 6, 2007 and took effect on January 1, 2008. Under the new corporate income tax law, the Implementing Rules, the State Council circulars on implementation of enterprise tax transition preferential policy and relevant rules, foreign invested enterprises and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as “software enterprises” and/or “high and new technology enterprises.” Under the new corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax rates or tax exemption or reduction will continue to enjoy the preferential tax treatment for a period of five years from January 1, 2008 or enjoy the tax exemption or reduction until the expiration of the preferential tax exemption or reduction term.

PW Network has been qualified as “high and new technology enterprise” under the new CIT law from 2008 to 2013 and maintained its “software enterprise” status from 2008 to 2011. PW Network elected to enjoy the preferential tax treatment as the “software enterprise”. Therefore, PW Network was entitled to the tax exemption in 2008 and a 50% income tax reduction to a rate of 12.5% from 2009 to 2011. PW Network will enjoy a preferential tax rate of 15% from 2012 to 2013 as a “high and new technology enterprise.”

PW Software has been qualified as “high and new technology enterprise” from 2008 to 2013. Therefore, PW Software is entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% from 2010 to 2012. PW Software will enjoy a preferential tax rate of 15% in 2013 as a “high and new technology enterprise.”

Shanghai PW Network has been qualified as “software enterprise” status from 2009 to 2011. Shanghai PW Network achieved cumulative taxable income for the year ended December 31, 2009. Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and would be subject to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013, provided that it continues to be qualified as a “software enterprise” during such period.

PW Digital Software and PW Digital have been qualified as “software enterprise” status in 2010 and 2011. PW Digital Software and PW Digital achieved cumulative taxable income for the year ended December 31, 2010. Therefore, PW Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and would be subject to a 50% income tax reduction to a rate of 12.5% from 2012 to 2014, provided that they continue to be qualified as a “software enterprise” during such period.

Chengdu PW Network has been qualified as “software enterprise” status in 2010 and 2011. It achieved cumulative taxable income for the year 2011. It is entitled tax exemption for 2011 and 2012 followed by 50% income tax reduction to a rate of 12.5% from 2013 to 2015, provided that it continues to be qualified as a “software enterprise” during such period.

Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software, PW Digital and Chengdu PW Network, our other major China-based subsidiaries and variable interest entities are subject to a 25% CIT rate.

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

Our subsidiaries and consolidated variable interest entities incorporated in China are subject to a 5% business tax on revenues generated from our online game. According to the applicable tax rules and regulations, revenues generated from software development and relevant technology consulting services, being a technology development business, may enjoy business tax exemption. However, the revenues generated by the provision of other consulting services and technology consulting services which are independent of its software development services are subject to 5% business tax. In addition, our subsidiaries and consolidated variable interest entities incorporated in China are subject to certain surcharges on business tax or VAT paid for city construction and education.

Withholding Taxes

PW Network and PW Software are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. The withholding taxes are not deductible under the new corporate income tax law. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. RMB34.6 million, RMB26.4 million and RMB20.3 million (US$3.2 million) were recognized as income tax expense related to withholding taxes for the years ended December 31, 2009, 2010 and 2011, respectively.

Pursuant to the new corporate income tax and the Implementing Rules which took effect on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, Shanghai PW Software and PW Game Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In the fourth quarter of 2008, to fund our share repurchase program, PW Software decided to declare dividend out of the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, 5% withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008, and we continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors decided that we would not distribute any profit out of PW Software upon the expiration of the 2008 share repurchase program and would retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax has been accrued afterwards. In the third quarter of 2011, our board of directors approved a change in our dividend policy to reflect our intention to distribute part of the earnings of our PRC subsidiaries to PW Hong Kong, from time to time, for eventual dividend payments to our shareholders. As such, a withholding tax of RMB76.4 million (US$12.1 million) was accrued and recorded as deferred tax liabilities as of December 31, 2011 for all undistributed earnings of our PRC subsidiaries from July 1, 2009 to December 31, 2011. We will continue to accrue and record the withholding income tax for all undistributed earnings earned in the future years under this adjusted dividend policy.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Item-based revenue model. Under this model, the players can access our games free of charge, but may utilize their activated prepaid cards or online points credited to their accounts to purchase in-game items. We categorize our in-game items as either consumable items or permanent ownership items. Management determines whether a virtual item is permanent or consumable by such item’s real functions and features in the game, which does not require any estimate or assumption.

Consumable items, such as facial expressions and fireworks, represent in-game items that can be consumed by a specific player action or expire over a pre-determined expiration time. We keep track of the consumption or expiration of all the consumable items in the game. The common characteristics of the consumable items include (a) items will be no longer displayed on the player’s game account after a specified period of time ranging from several days to several months or after a player consumes the items through performing in-game actions, and (b) once the items are consumed or expired, we do not have further obligations in connection with such items. Revenues in relation to consumable items are recognized over the period that they are expiring or after they are consumed, as our obligations in connection with such items have been fully rendered to our players after their consumption or expiration.

Permanent ownership items, such as mine stones, materials, clothing and riding mounts, represent in-game items that are accessible to the players who purchased the items, or “paying players,” as long as such players play the game. We will provide continuous online game services in connection with these permanent ownership items until they are no longer used by our players. Since we cannot determine the actual lives of these permanent ownership items without considering the player’s future activities in that game, revenues in relation to the permanent ownership items are recognized over their estimated lives. We consider player behavior patterns in estimating the lives of permanent ownership items, including period that the paying players typically play our games, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events launched and market conditions. We believe that the estimated player life of all paying players, or “estimated player life,” which is the average period between the first date the paying players charge their activated prepaid cards or online points to their accounts and the last date these paying players would play the game, represents our best estimate for the lives of the in-game permanent ownership items purchased by the paying players.

A paying player’s estimated player life represents the player’s existing life in the game plus the player’s estimated future life. The existing life is the period from the first date the player charged the activated prepaid cards or online points to his/her account in the game to the date of the player’s last log-off from the game. We use actual data for all paying players in the game since the game’s launch to determine the paying players’ existing life.

The key assumptions and estimates used to determine the estimated player life is to estimate the game’s paying players’ future playing life which is based on the probability of the game’s paying players returning to the game after a given period of inactivity. We use a statistical model to estimate such probability for each of our games based on historical log-on patterns of all of its paying players over years of game operations starting from the launch of the games. Below are the major steps employed by us to estimate the game’s paying players’ future life:

1.	Collect paying player’s log-on data. We keep records of each paying player’s daily log on activities in the games. All paying players’ log-on data for a game is used as data samples for the statistical model to estimate the probability;

2.	Calculate paying players’ log on probabilities. We perform statistical analysis on the collected paying players’ historical log on data to calculate probabilities of the players returning to the game after logging off from the game for a specified period; and

3.	Estimate each of the paying players’ future life. The probability rates are applied to each paying players’ historical log on pattern to estimate future playing life of the player since the date of the player’s last log-off from the game, i.e. “future life.”

The “estimated player life” of a game is the average of all paying player’s estimated player life.

We determine the estimated player life separately for each of its individual games. For games with less than 3-year operating history, we also consider other factors such as acceptance and popularity of the games, the future operating strategies for the games and estimated player life for our other games with similar characteristics to determine the estimated player life of the games. Those factors are subjective and require judgment.

In addition, we have adopted the policy of performing the reassessment of the estimated player life of each game twice a year in various quarters on a rotating basis and will keep revising such estimates in the future as its games’ operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

For the years ended December 31, 2009, 2010 and 2011, the estimated player life of our different games that generated more than 90% of our revenues ranged from 215 days to 244 days, 226 days to 369 days and 265 days to 410 days, respectively. The increase of the upper end of the estimated player life is primarily due to the longer estimated player life in foreign countries based on the analysis of the overseas player behavior patterns as a result of our continuous expansion in overseas online gaming markets. There were reassessments made during the subsequent periods. If the estimated lives of the in-game items increase by 10% or 15%, our online game operation revenues for the year ended December 31, 2011 would have decreased by approximately 0.63% or 0.90%, respectively.

We believe our estimates to be reasonable in view of actual player information available. However, given the relatively short operation history of our online games, the estimate of player life may not accurately depict such period and hence the lives of the in-game items.

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. We provide sales incentives in the form of rebates to major distributors that meet or exceed the sales target. Accrued rebates, which are settled in the form of additional free prepaid cards, will result in higher average discount rate on in-game points, and may partially delay the revenue recognition until the consumption of free prepaid cards. According to our published expiration policy, prepaid cards will expire on the expiration date printed thereon. The proceeds from the expired prepaid cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2009, 2010 and 2011, we recognized Nil, Nil and RMB10.6 million (US$1.7 million) as other income from expired cards.

In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that we would provide further online game service with respect to such online points is remote. We recognized revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. We believe we have sufficient operating history to reliably estimate the inactive players’ churn rate. We have adopted the policy of performing the reassessment of the estimated churn rate annually and considered its estimates to be reasonable. For the years ended December 31, 2009, 2010 and 2011, we recognized RMB41.0 million, RMB61.9 million and RMB103.9 million (US$16.5 million), respectively, as revenue from the unused game points and items in the accounts inactive for greater than 360 consecutive days.

For the years ended December 31, 2009, 2010 and 2011, the amount of revenues attributable to consumable virtual goods were RMB1,526.8 million, RMB1,690.4 million and RMB2,064.6 million (US$328.0 million), respectively, and the amount of revenues attributable to permanent virtual goods were RMB312.9 million, RMB376.0 million and RMB469.2 million (US$74.6 million), respectively.

It was determined and approved by the PRC tax authority that our online game revenues were subject to 17% VAT and that prior to the end of 2010, we were entitled to a 14% VAT refund immediately upon filing the VAT returns. Effectively, we were only subject to 3% VAT. Starting from August 2009, we converted from a VAT payer to a business tax payer. We have adopted the gross presentation for VAT and business tax, therefore VAT and business tax are included in revenues and cost of revenues. The VAT refund is recorded as a reduction of cost of revenues. The amount of net VAT and business tax included in our cost of revenues for the years ended December 31, 2009, 2010 and 2011 were RMB69.7 million, RMB98.3 million and RMB114.3 million (US$18.2 million), respectively.

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

Licensing revenues. We enter into licensing arrangements with licensees to operate our games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

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

Consolidation of Variable Interest Entities

PRC laws and regulations currently prohibit or restrict foreign invested companies from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operation and Internet publishing licenses, or engaging in the investment in certain technology, media and telecommunications sectors. In light of these restrictions, we rely on our variable interest entities to hold and maintain the licenses necessary to operate the online games, online reading services, or investment in certain technology, media and telecommunications companies in China. We have entered into a series of contractual arrangements with PW Network and its equity owners, PW Literature and its equity owners, Perfect Moment and its equity owners and Trendsters Investment and its equity owners, respectively. As a result of these contractual arrangements, we have the ability to effectively control PW Network, PW Literature, Perfect Moment and Trendsters Investment, and we are considered the primary beneficiary of these entities, and accordingly these entities are variable interest entities of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control PW Network, PW Literature, Perfect Moment and Trendsters Investment through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

On February 2, 2012, a Chinese company unrelated to our company sought a court order of attachment against the assets of Jiuzhou Tianyuan, with an aggregate value of RMB500,000 (US$0.08 million) in connection with a purported loan dispute case it brought in a local court in Beijing against Jiuzhou Tianyuan. Jiuzhou Tianyuan holds 33.3% equity interest in PW Network, our major variable interest entity, and is owned by two pre-IPO beneficial owners of our company and Mr. Di He. Since Jiuzhou Tianyuan’s equity interest in PW Network is deemed a material asset of Jiuzhou Tianyuan, such equity interest in PW Network has been subject to a freezing order by the court pending resolution of the case. We engaged a PRC counsel to represent our interests in this case after we were made aware of the case. In April 2012, following the arbitration we initiated as discussed below, we obtained a freezing order from the First Intermediate People’s Court in Beijing against any other party’s disposal of the equity interests in PW Network held by Jiuzhou Tianyuan.

On March 20, 2012, Jiuzhou Tianyuan filed a case in the same Beijing local court against PW Network seeking access to financial and other information of PW Network as an equity holder of PW Network, notwithstanding that it has entered into an equity pledge agreement to pledge all its equity interests in PW Network to PW Software. As of the date of this report, we have provided a written notice to Jiuzhou Tianyuan to exercise our call option and have one of our variable interest entities to purchase the 33.3% equity interests in PW Network held by Jiuzhou Tianyuan pursuant to the call option agreement entered into by and among PW Software, PW Network and its two equity holders in April 2007. In addition, we have sought arbitration at the Beijing Arbitration Commission pursuant to the equity pledge agreement entered into by and among PW Software, PW Network and its two equity holders in April 2007 with respect to our rights and interests in PW Network, including demanding Jiuzhou Tianyuan to complete the registration with the relevant administration for industry and commerce of the equity pledge agreement, which has not been completed yet.

While we currently believes that resolving these claims against us, individually or in aggregate, will not have a material adverse impact on our ability to 100% consolidate the financial statements of PW Network since we can fully exercise effective control over PW Network, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. Were an unfavorable final outcome to occur, there exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the effect becomes reasonably estimable.

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

For the years ended December 31, 2009, 2010 and 2011, the amount of online game development costs capitalized as intangible assets was approximately Nil, RMB29.5 million and RMB12.5 million (US$2.0 million), respectively.

Long-Lived Assets—Property, Equipment and Intangible Assets

Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, generally 33 to 40 years for buildings, 20 years for office improvements and between four and six years for all other property and equipment. Amortization of intangible assets is computed using a straight-line method over the estimated useful lives of the assets, which are generally one to five years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Intangible assets arising from the asset acquisitions and business combinations are recognized and measured at fair value upon acquisition. Intangible assets from such transactions are amortized using the straight-line method over the assets estimated economic useful lives. Qualified research and development costs, capitalized as intangible assets, are amortized over the estimated life of the corresponding online games.

We assess impairment for long-lived assets whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of the long-lived assets is assessed by comparing the carrying amount to the estimated undiscounted future cash flows associated with the related assets. For the years ended December 31, 2009, 2010 and 2011, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of any impairment charge and the related depreciation and amortization charges.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. We have signed lease arrangements for servers and offices premises. We have assessed these arrangements to be operating leases because (i) the lease does not transfer the ownership to us by the end of the lease term, (ii) the lease does not contain any bargain purchase option, (iii) the lease term is less than 75% of the estimated economic life of the servers and (iv) the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value to the lessor less any investment credit retained by the lessor. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the lease periods as specified in the lease agreements. Judgment is required to determine the estimated economic lives or the fair values of the servers. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

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

Share Options

During 2011, we granted options to purchase an aggregate of 6,237,650 Class B ordinary shares to some of our senior executives and employees. In addition to service-based share options, we granted performance-based share options to our officers and employees.

We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, the expected term of the awards, risk-free interest rates and expected dividends. When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. Furthermore, we are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

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

Income Taxes

We account for income taxes as described in note 3(22) and note 19 in our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets if and when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. When there is no clarity in the change of the new corporate income tax, we would accrue based on tax law requirements and then subsequently evaluate whether there is any new information that would change the accrual. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could make our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

When we sell our online game operation licenses to certain overseas licensees through PW Network and PW Software, approximately 10% to 20% of the overseas licensing revenues are withheld and paid by the overseas licensees to the local tax authorities as the income tax on our behalf. Based on our current operation transactions, the withholding taxes are not deductible under the new corporate income tax, and the paid foreign income taxes cannot be used to set off our PRC corporate income tax in the future. Accordingly, we recognized the foreign income tax of approximately RMB34.6 million, RMB26.4 million and RMB20.3 million (US$3.2 million) in our consolidated financial statements as income tax expense in 2009, 2010 and 2011, respectively. If, however, events were to occur in the future which are not currently contemplated or there is any change in the relevant PRC tax laws, regulations or the PRC tax authority’s interpretations, as a result of which we may be allowed to set off these foreign income tax payments against our future income tax, an adjustment would result by way of a reversal of the income tax expense in the period in which such determination was made.

Furthermore, under the new corporate income tax law which has taken into effect from January 1, 2008, dividends payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. PW Hong Kong, which holds 100% equity interest of PW Software, Shanghai PW Software and PW Game Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In accordance with U.S. GAAP, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. In the fourth quarter of 2008, to fund our share repurchase program, PW Software decided to declare dividend out of the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, 5% withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008, and was paid in 2009. We continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors decided that we would not distribute any profit out of PW Software upon the expiration of the 2008 share repurchase program and would retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax has been accrued afterwards. In the third quarter of 2011, our board of directors approved a change in our dividend policy to reflect our intention to distribute part of the earnings of our PRC subsidiaries to PW Hong Kong, from time to time, for eventual dividend payments to our shareholders. As such, a withholding tax of RMB76.4 million (US$12.1 million) was accrued and recorded as deferred tax liabilities as of December 31, 2011 for all undistributed earnings of our PRC subsidiaries from July 1, 2009 to December 31, 2011. We will continue to accrue and record the withholding income tax for all undistributed earnings earned in the future years under this adjusted dividend policy.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not have any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2011, we did not have any significant unrecognized uncertain tax positions.

Foreign Currency Translation

Our reporting currency is Renminbi (“RMB”). The functional currency of Perfect World Co., Ltd., our Cayman Island holding company, is US dollars. The functional currency of our international subsidiaries is evaluated on a case-by-case basis and is often the local currency.

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

The financial statements of our overseas subsidiaries are translated from their functional currency into RMB, our reporting currency. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting translation adjustments are recorded as accumulated other comprehensive income / (loss) in our consolidated balance sheets.

If our operational strategies change in the future, there may be changes in our functional currency.

Equity investment

Our equity investments are comprised of investments in privately held companies. We account for an equity investment over which we have significantly influence but do not own a majority equity interest or lack of control using the equity method. For equity investment over which we do not have significant influence, the cost method accounting is used. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information including recent financing rounds. No impairment losses were recorded for the years ended December 31, 2009, 2010 and 2011.

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

Subsequent to the sale of our film and television business, we have determined that we operate in two principal operating segments: (i) PRC operations and (ii) International operation. Under PRC segment, we identified two reporting units for goodwill impairment testing, including client-based online games and lighter games. Under international segment, we identified the following three reporting units for goodwill impairment testing: Runic Games, C&C Media and PW USA including Cryptic Studios. We performed annual impairment assessment relating to goodwill arising from our acquisitions as of December 31, 2009, 2010 and 2011, and concluded that there was no impairment as to the carrying value of the goodwill.

Recent Accounting Pronouncements

In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment.” The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
Consolidated Statement of Operations Data:
Revenues:

Online game operation revenues	1,879,933	89.8	2,156,258	90.5	2,708,507	430,338	90.8

Licensing revenues	214,625	10.2	214,981	9.0	246,823	39,216	8.3

Other revenues	—	—	12,402	0.5	28,107	4,466	0.9
Total revenues	2,094,558	100.0	2,383,641	100.0	2,983,437	474,020	100.0
Cost of revenues	(271,227)	(12.9)	(379,417)	(15.9)	(479,930)	(76,253)	(16.1)

Gross profit	1,823,331	87.1	2,004,224	84.1	2,503,507	397,767	83.9
Research and development expenses	(270,355)	(12.9)	(419,077)	(17.6)	(664,355)	(105,555)	(22.3)
Sales and marketing expenses	(321,689)	(15.4)	(477,786)	(20.0)	(513,915)	(81,653)	(17.2)
General and administrative expenses	(152,005)	(7.3)	(228,967)	(9.6)	(301,951)	(47,975)	(10.1)
Total operating expenses(1)	(744,049)	(35.5)	(1,125,830)	(47.2)	(1,480,221)	(235,183)	(49.6)
Operating income	1,079,282	51.5	878,394	36.9	1,023,286	162,584	34.3
Total other income	21,381	1.0	35,740	1.5	118,517	18,831	4.0
Income before tax	1,100,663	52.5	914,134	38.4	1,141,803	181,415	38.3
Income tax expense	(67,057)	(3.2)	(88,996)	(3.7)	(161,704)	(25,692)	(5.4)
Net income from continuing operations, net of tax	1,033,606	49.3	825,138	34.6	980,099	155,723	32.9
Income / (loss) from discontinued operations, net of tax(2)	4,095	0.2	1,425	0.1	(37)	(6)	—
Net Income	1,037,701	49.5	826,563	34.7	980,062	155,717	32.9
Net (income) / loss attributable to non-controlling interests	(500)	—	14,138	0.6	3,924	623	0.1
Net income attributable to the Company’s shareholders	1,037,201	49.5	840,701	35.3	983,986	156,340	33.0

(1)	Includes share-based compensation of RMB77,888,793, RMB96,785,403 and RMB104,736,527 (US$16,640,958) for the years ended December 31, 2009, 2010 and 2011, respectively.

(2)	In August 2011, we sold our film and television business to a related party to sharpen our focus on our core online game development and operation business and to maximize our shareholder value. As a result of the business discontinuation, we accounted for the film and television as a discontinued operations. Accordingly, our statements of operation separate the discontinued operations for all years presented.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. In 2011, we generated revenues of RMB3.0 billion (US$474.0 million), an increase of 25.2% from RMB2.4 billion in 2010. This increase was primarily due to the contribution from our recently launched new games such as “Forsaken World,” the continued popularity of some of our core existing games including “Zhu Xian” and “Perfect World II” in the domestic market, as well as the successful expansion of our overseas operations in North America, Europe and Japan. Our online game operation revenues were RMB2.7 billion (US$430.3 million) in 2011, an increase of 25.6% from RMB2.2 billion in 2010. Our licensing revenues were RMB246.8 million (US$39.2 million) in fiscal year 2011, compared to RMB215.0 million in 2010.

Cost of Revenues. In 2011, our cost of revenues amounted to RMB479.9 million (US$76.3 million), or 16.1% of our revenues. This represented an increase of RMB100.5 million from RMB379.4 million, or 15.9% of our revenues in 2010. The increase in cost of revenues was mainly due to salary and benefits expenses increased from RMB95.4 million in 2010 to RMB131.9 million (US$21.0 million) as we hired additional employees. Sales taxes and related surcharges increased from RMB105.4 million in 2010 to RMB126.1 million (US$20.0 million) in 2011 as a result of an increase in our revenues. Depreciation expenses of server and computer equipment increased from RMB45.3 million in 2010 to RMB56.7 million (US$9.0 million) in 2011 due to the additional servers and computer equipments in service to meet the demand of our business expansion.

Gross Profit. In 2011, our gross profit was RMB2.5 billion (US$397.8 million), an increase of 24.9% from RMB2.0 billion in 2010. Our gross margin decreased slightly to 83.9% in 2011 from 84.1% in 2010.

Operating Expenses. In 2011, our operating expenses were RMB1.5 billion (US$235.2 million), an increase of 31.5% from RMB1.1 billion in 2010. The year-over-year increase in operating expenses was mainly due to the expansion of our overall business operations and talent pool, our overseas acquisitions and the relocation to a new office building in fiscal year 2011.

Research and development expenses. In 2011, our research and development expenses increased by 58.5% to RMB664.4 million (US$105.6 million) from RMB419.1 million in 2010, primarily due to an increase in personnel costs associated with our expansion of talent pool. Salary and benefits expenses increased from RMB320.0 million in 2010 to RMB499.2 million (US$79.3 million) in 2011, as we hired additional research and development personnel. This increase was also due to the increase in depreciation expenses increased from RMB12.5 million in 2010 to RMB38.4 million (US$6.1 million) in 2011 as a result of our relocation to our own new office building.

Sales and marketing expenses. In 2011, our sales and marketing expenses increased by 7.6% to RMB513.9 million (US$81.7 million) from RMB477.8 million in 2010, primarily due to the increase in personnel costs from RMB95.4 million in 2010 to RMB132.1 million (US$21.0 million) in 2011 associated with our overseas acquisitions and overall business expansion.

General and administrative expenses. In 2011, our general and administrative expenses increased by 31.9% to RMB302.0 million (US$48.0 million) from RMB229.0 million in 2010, primarily due to an increase in personnel costs from RMB100.4 million in 2010 to RMB128.3 million (US$20.4 million) in 2011 associated with our overseas acquisitions and overall business expansion. This increase was also due to the increase in depreciation expenses from RMB9.7 million in 2010 to RMB21.4 million (US$3.4 million) in 2011 as a result of our relocation to our own new office building.

Total Other Income. In 2011, our total other income was RMB118.5 million (US$18.8 million) compared to total other income of RMB35.7 million in 2010, primarily due to an increase in interest income from RMB28.7 million in 2010 to RMB72.5 million (US$11.5 million) in 2011. This increase was also due to an increase in government grant from RMB25.1 million in 2010 to RMB41.0 million (US$6.5 million) in 2011.

Income Tax Expense. Our income tax expense was RMB161.7 million (US$25.7 million) in 2011, an increase of 81.7%, from RMB89.0 million in 2010. The increase was mainly due to RMB76.4 million (US$12.1 million) withholding tax for undistributed earnings accrued in 2011 as we changed our dividend policy to reflect our intention to distribute part of the earnings of our wholly-owned PRC subsidiaries to our shareholders from time to time since the third quarter of 2011.

Net Income from Continuing Operations. As a result of the foregoing, we had a net income from continuing operations of RMB980.1 million (US$155.7 million) in 2011, as compared to RMB825.1 million in 2010.

(Loss) / Income from Discontinued Operations, net of tax. In August 2011, we sold our film and television business to a related party, the related gain of RMB48.8 million (US$7.8 million) was recorded in the “additional paid-in capital” account in the consolidated balance sheets according to accounting guidance applicable to common control transactions. For the year ended December 31, 2011, loss from discontinued operations was RMB0.04 million (US$0.006 million), as compared to income of RMB1.4 million from discontinued operations in 2010.

Net Loss Attributable to Non-controlling Shareholders. In 2011, net loss attributable to non-controlling shareholders was RMB3.9 million (US$0.6 million), as compared to net loss of RMB14.1 million in year 2010. While we generated significant net income on the consolidated basis for the years ended December 31, 2010 and 2011, certain of our wholly-owned or majority owned subsidiaries or their variable interest entities in the PRC had net losses in that year mainly resulting from operating losses and/or amortization expenses of intangible assets arising from business acquisitions. The net loss attributable to non-controlling shareholders is the portion of those net losses that have been allocated to non-controlling interests of these majority owned subsidiaries or their variable interest entities in the PRC.

Net Income Attributable to the Company’s Shareholders. Net income attributable to our shareholders was RMB984.0 million (US$156.3 million) in fiscal year 2011, as compared to RMB840.7 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. In 2010, we generated revenues of RMB2.4 billion, an increase of 13.8% from RMB2.1 billion in 2009. This increase was primarily due to the continuing expansion of our overseas operations in North American, Japan and Europe, as well as the continued popularity of some of our core existing games. Our online game operation revenues were RMB2.2 billion in 2010, an increase of 14.7% from RMB1.9 billion in 2009. Our licensing revenues were RMB215.0 million in fiscal year 2010, compared to RMB214.6 million in 2009. In previous years we generated considerable licensing revenues from Japan through C&C Media, our Japanese operation partner. In 2Q10, we fully acquired C&C Media and began classifying its revenues as online game operation revenues. As such, although we grew our licensing revenues in various markets as we continued to strengthen our global penetration during fiscal year 2010, the licensing revenues were relatively flat compared with fiscal year 2009.

Cost of Revenues. In 2010, our cost of revenues amounted to RMB379.4 million, or 15.9% of our revenues. This represented an increase of RMB108.2 million from RMB271.2 million, or 12.9% of our revenues in 2009. The increase in cost of revenues was mainly due to the incorporation of the financials of C&C Media in our consolidated financial statements and the expansion of our existing game operations. Sales taxes and related surcharges increased from RMB85.8 million in 2009 to RMB105.4 million in 2010 as a result of an increase in our revenues. Salary and benefits expenses increased from RMB62.2 million in 2009 to RMB95.4 million in 2010 as we hired additional employees. Depreciation expenses of server and computer equipment increased from RMB20.5 million in 2009 to RMB45.3 million in 2010 due to the additional servers and computer equipments in service to meet the demand of our business expansion.

Gross Profit. In 2010, our gross profit was RMB2.0 billion, an increase of 9.9% from RMB1.8 billion in 2009. Our gross margin decreased slightly to 84.1% in 2010 from 87.1% in 2009 primarily due to lower profit margin for overseas operations.

Operating Expenses. In 2010, our operating expenses were RMB1.1 billion, an increase of 51.3% from RMB744.0 million in 2009. The year-over-year increase in operating expenses was mainly due to the expansion of our overall business operations and talent pool, as well as our overseas acquisitions.

Research and development expenses. In 2010, our research and development expenses increased by 55.0% to RMB419.1 million from RMB270.4 million in 2009, primarily due to an increase in personnel costs associated with our expansion of talent pool, partially offset by the capitalization of certain game development costs during certain period of time. Salary and benefits expenses increased from RMB194.5 million in 2009 to RMB320.0 million in 2010, as we hired additional research and development personnel. In 2010, we capitalized development cost of RMB29.5 million for certain online games under development, as compared to Nil in year 2009.

Sales and marketing expenses. In 2010, our sales and marketing expenses increased by 48.5% to RMB477.8 million from RMB321.7 million in 2009, primarily due to the increase in personnel costs from RMB43.0 million in 2009 to RMB95.4 million in 2010 associated with our overseas acquisitions and overall business expansion. This increase was also due to the increased marketing activities in 2010, particularly advertisements on various online game sites and game magazines to promote our newly launched games and some large-scale expansion packages. Our advertising and promotion expenses increased from RMB223.4 million in 2009 to RMB285.8 million in 2010.

General and administrative expenses. In 2010, our general and administrative expenses increased by 50.6% to RMB229.0 million from RMB152.0 million in 2009, primarily due to an increase in personnel costs from RMB57.1 million in 2009 to RMB100.4 million in 2010 associated with our overseas acquisitions and overall business expansion. The increase was also due to an increase in professional expenses we incurred, from RMB31.4 million in 2009 to RMB40.4 million in 2010, primarily in connection with business acquisitions and professional services, including but not limited to legal and accounting services, to meet the requirement of our business expansion. This increase was also attributable to an increase in share-based compensation expenses allocated to general and administrative expenses from RMB28.9 million in 2009 to RMB39.3 million in 2010, primarily due to share-based awards granted in 2010.

Total Other Income. In 2010, our total other income was RMB35.7 million compared to total other income of RMB21.4 million in 2009. This increase was mainly due to the increased interest income and government financial incentives received.

Income Tax Expense. Our income tax expense was RMB89.0 million in 2010, an increase of 32.7%, from RMB67.1 million in 2009. The increase was mainly due to an increase in the applicable income tax rate, in 2010, from 0% to 7.5% for one of our major operating subsidiaries in PRC, as a result of the expiration of its tax exemption status at the end of 2009. This increase was also due to the higher income tax rate applicable to PW USA, which contributed meaningful income to the consolidated total income before tax of our company.

Net Income from continuing operations. As a result of the foregoing, we had a net income of RMB825.1 million in 2010, as compared to RMB1,033.6 million in 2009.

Income from discontinued operations, net of tax. In August 2011, we sold our film and television business to a related party. For the year ended December 31, 2010, income from discontinued operation was RMB1.4 million, as compared to RMB4.1 million in 2009.

Net Loss / (Income) Attributable to Non-controlling Shareholders. In 2010, net loss attributable to non-controlling shareholders was RMB14.1 million, as compared to net income of RMB0.5 million in year 2009. The net loss was mainly generated from our operation in the PRC. While we generated significant net income on the consolidated basis for the year ended December 31, 2010, certain of our wholly-owned or majority owned subsidiaries or their variable interest entities in the PRC had net losses in that year mainly resulting from operating losses and/or amortization expenses of intangible assets arising from business acquisitions. The net loss attributable to non-controlling shareholders is the portion of those net losses that have been allocated to non-controlling interests of these majority owned subsidiaries or their variable interest entities in the PRC.

Net Income Attributable to the Company’s Shareholders. Net income attributable to our shareholders was RMB840.7 million in fiscal year 2010, as compared to RMB1,037.2 million in 2009.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

We are a holding company that conducts our operations primarily through our PRC wholly owned subsidiaries and their consolidated variable interest entities in China and through our overseas subsidiaries. The flow of earnings from our PRC wholly owned subsidiaries and their variable interest entities is as follows:

•

Pursuant to the relevant equity pledge agreements, our variable interest entities are required not to distribute any dividends, bonus or profits to their respective nominal equity holders. Where these nominal equity holders are entitled to any kind of interests other than dividends, bonuses or profit distributions from the pledged equity interests, such interests shall be directly remit to the relevant PRC wholly-owned subsidiaries of our Company.

•

Part of the earnings and cash of our variable interest entities are used to pay service fees and consulting fees to the relevant PRC wholly owned subsidiaries of ours in a manner and amount as specified in the exclusive technology support and service agreements, development cooperation agreements and business operating agreements between these entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The rest of earnings and cash are reinvested in our variable interest entities. The total amount of fees paid by our variable interest entities to our PRC wholly-owned subsidiaries since the entering of the VIE contractual arrangements ranged from 45% to 66% of the revenues generated by respective games operated by these variable interest entities. For the year ended December 31, 2011, the total amount of fees paid by our variable interest entities to our PRC wholly-owned subsidiaries amounted to approximately RMB1.2 billion (US$195.4 million).

•

After paying the business tax, enterprise income tax and other PRC taxes applicable to the revenues and earnings of these PRC wholly owned subsidiaries and appropriating the statutory reserves and any earnings to be retained from accumulated profits, the net profits of these PRC wholly owned subsidiaries may be distributable to their intermediate holding companies outside the PRC, subject to dividend withholding tax.

•

Any net profits of these intermediate holding companies may then be distributable to Perfect World Co., Ltd., our Cayman Island holding company, through dividend or other distributions, and may also be distributed to our shareholders directly as dividend upon authorization by our board of directors.

The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The differences between our retained earnings as calculated pursuant to PRC accounting standards and regulations and retained earnings presented in our financial statements as of December 31, 2011 were not material. Such differences were mainly attributable to the timing differences in recognizing overseas licensing revenues.

Our PRC subsidiaries and variable interest entities are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, if our PRC subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

In addition, we are required to accrue monthly for staff welfare benefits for the full-time employees of our subsidiaries and the consolidated variable interest entities incorporated in the PRC and make contributions to the government and relevant state sponsored pension and medical plans with all the amounts accrued. Such staff welfare benefits include medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund and are determined based on certain percentages of the employees’ respective salaries in accordance with relevant regulations. The amount of such cash contributions may increase due to our expanding workforce as we grow our business or increase wage levels. However, we do not expect that such increase will have a material effect on our liquidity.

Furthermore, our wholly-owned PRC subsidiaries and consolidated variable interest entities are subject to the PRC government controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

On the other hand, foreign exchange transactions by our subsidiaries and affiliated entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our subsidiaries or affiliated entities in China borrow foreign currency loans from their holding companies outside the PRC or other foreign lenders, these loans must be registered with SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect the business operations and liquidity of these entities.

Since 2006, we have financed our operations primarily through cash flows from operations.

As of December 31, 2011, we had RMB2.2 billion (US$341.6 million) in cash and cash equivalents, 84.4% of which were denominated in Renminbi. Our current cash and cash equivalents primarily consist of cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less. We do not expect to experience an increase in our net working capital requirements for at least the next 12 months due to our current liquidity. We expect positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid cards to them and from players when they deposit cash into their online accounts.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,279,529	1,138,949	1,151,765	182,997
Net cash used in investing activities	(178,728)	(1,323,482)	(502,549)	(79,847)
Net cash (used in) / provided by financing activities	(866,841)	9,636	130,483	20,732
Effect of exchange rate changes on cash and cash equivalent	129	(4,647)	(17,107)	(2,718)
Net increase / (decrease) in cash and cash equivalents	234,089	(179,544)	762,592	121,164
Cash and cash equivalents at the beginning of the year	1,333,076	1,567,165	1,387,621	220,471
Cash and cash equivalents at the end of the year	1,567,165	1,387,621	2,150,213	341,635

Operating Activities

Net cash provided by operating activities in 2011 was RMB1.2 billion (US$183.0 million). Net cash provided by operating activities in 2011 was primarily attributable to (i) a net income of RMB980.1 million (US$155.7 million), (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB104.7 million (US$16.6 million) and depreciation and amortization expenses in the amount of RMB170.0 million (US$27.0 million), (iii) adding back deferred income tax in the amount of RMB57.6 million (US$9.2 million), (iv) adding back change in working capital account including an increase of RMB40.9 million (US$6.5 million) in salary and benefits payable, and (v) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in prepayments and other assets of RMB148.8 million (US$23.6 million), an increase in film and television cost of RMB28.8 million

(US$4.6 million) and a decrease in accrued expenses and other liabilities of RMB26.4 million (US$4.2 million). The increase in salaries and benefits payables, deferred tax and prepayments and other assets are largely in line with the overall expansion of our business.

Net cash provided by operating activities in 2010 was RMB1.1 billion. Net cash provided by operating activities in 2010 was primarily attributable to (i) a net income of RMB826.6 million, (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB96.8 million and depreciation and amortization expenses in the amount of RMB96.0 million, (iii) adding back changes in certain working capital accounts that positively affected operating cash flow including an increase in deferred revenues of RMB25.9 million, an increase in advances from customers of RMB24.3 million, a decrease in film and television cost of RMB41.6 million and an increase of RMB49.7 million in salary and benefits payable, and (iv) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in accounts receivable of RMB13.4 million and a decrease in tax payable of RMB10.7 million. The increase in deferred revenues, advances from customers, film and television costs and salaries and benefits payables are largely in line with the overall expansion of our business.

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

Investing Activities

Net cash used in investing activities in 2011 was RMB502.5 million (US$79.8 million). Net cash used in investing activities in 2011 primarily related to (i) cash paid for purchases of short-term investments in the amount of RMB788.8 million (US$125.3 million), (ii) RMB319.7 million (US$50.8 million) net cash paid for our several strategic business acquisitions and equity investment in 2011, (iii) an increase in restricted cash of RMB530.7 million (US$84.3 million) to maintain guarantee balance at the bank as a collateral for the US dollar short-term bank loans, (iv) cash paid for our office building renovation in the amount of RMB88.5 million (US$14.1 million), (v) purchases of property, equipment and software in the amount of RMB72.9 million (US$11.6 million) to support our expanded operations; and was partially offset by (i) the maturities of short-term investments in the amount of RMB1.0 billion (US$165.1 million) and (ii) RMB293.8 million (US$46.7 million) cash received related to our disposal of our film and television business net of cash disposed and disposal of certain equity investment in 2011.

Net cash used in investing activities in 2010 was RMB1.3 billion. Net cash used in investing activities in 2010 primarily related to (i) cash paid for purchases of short-term time deposits and structured deposits and an increase in our long-term time deposits in the amount of RMB1.2 billion and RMB280.0 million, respectively, (ii) RMB259.0 million net cash paid for our several strategic business acquisitions and an equity investment in a related party in 2010, (iii) an increase in restricted cash of RMB120.0 million to meet balance requirements at the bank to assure future availability of US dollars credit, (iv) cash paid for our office building renovation in the amount of RMB126.4 million, (v) purchases of property, equipment and software in the amount of RMB118.3 million to support our expanded operations; and was partially offset by the maturities of short-term time deposits and structured deposits in the amount of RMB866.0 million.

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

Financing Activities

Net cash generated from financing activities was RMB130.5 million (US$20.7 million) in 2011, primarily related to RMB560.8 million (US$89.1 million) cash received from short-term bank loans, offset by RMB444.3 million (US$70.6 million) used to repurchase our ADSs in the open market under our share repurchase program.

Net cash generated from financing activities was RMB9.6 million in 2010, primarily related to proceeds from the exercise of share options in the period in the amount of RMB9.5 million.

Net cash used in financing activities was RMB866.8 million in 2009. Net cash used in financing activities in 2009 was primarily related to RMB881.5 million used to repurchase our shares, within which RMB136.5 million was used to repurchase our ADSs in the open market under our share repurchase program.

Capital Expenditures

We incurred capital expenditures of RMB177.8 million (US$28.3 million) in 2011. Our capital expenditures in 2011were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations and for the renovation of our new office building. The new office building renovation was completed in the first quarter of 2011. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We also plan to fund our capital expenditures beyond the next 12 months with cash flows from our operations. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions.

We incurred capital expenditures of RMB279.1 million in 2010. Our capital expenditures in 2010 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations and for the renovation of our new office building.

We incurred capital expenditures of RMB168.9 million in 2009. Our capital expenditures in 2009 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations and for the renovation of our new office building.

C. Research and Development, Patents and Licenses

Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. We intend to maintain and strengthen our internal game development capabilities and export more games to more countries and regions. For the years ended December 31, 2009, 2010 and 2011, our research and development expenses were RMB270.4 million, RMB419.1 million and RMB664.4 million (US$105.6 million), respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Non current deferred revenues	17,481	17,481	—	—	—
Contractual lease obligations	330,848	88,134	102,243	75,015	65,456
Investment in venture capital fund	643,500	200,000	—	—	443,500
Total	991,829	305,615	102,243	75,015	508,956

In September 2011, we entered into a definitive agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors.

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2011.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	40	Founder, Chairman and Chief Executive Officer
Daniel Dong Yang	40	Independent Director
Bing Xiang	49	Independent Director
Han Zhang	49	Independent Director
Kelvin Wing Kee Lau	47	Chief Financial Officer
Robert Hong Xiao	46	Chief Operating Officer
Di He	38	Chief Technology Officer
Qing Li	38	Chief Development Officer
Qi Zhu	39	Senior Vice President
Davis Jian Li	42	Senior Vice President
Alan Ming Chen	51	Senior Vice President
Xiaoyin Lu	33	Chief Artist

Biographical Information

Mr. Michael Yufeng Chi is our founder, chairman and chief executive officer. Prior to founding our company, Mr. Chi founded Beijing Golden Human Co., Ltd. in 1996, the predecessor of Human Education and Technology Co., Ltd., or Human Education, a leading Chinese education software and education solution provider in China. Mr. Chi has served as the chairman of Human Education since its inception. From 2003 to 2004, Mr. Chi also served as a vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology company listed on the Shenzhen Stock Exchange. In 2011, Mr. Chi was named one of the “2010 Most Influential Individuals in the Chinese Game Industry” at the 2010 China Game Industry Annual Conference. In 2009, Mr. Chi was named one of the “Top 10 Most Influential Individuals in Chinese Online Gaming Industry for the Past Decade” according to the 2009 Chinese Online Gaming Industry Survey for the Past Decade conducted in the China Digital Entertainment Exposition and Conference. In 2009, Mr. Chi was named one of the “2009 Outstanding Entrepreneurs of the Chinese e-Game Industry” at the 2009 Annual Conference of Chinese e-Game Industry. In 2007, Mr. Chi was named one of the “2007 Most Influential Individuals in Chinese Game Industry” at the China International Digital Content Expo 2007. In 2002, Mr. Chi was named one of the “Outstanding Young Entrepreneurs in Beijing” by the Beijing Youth Federation and the Beijing Young Entrepreneur Association, and one of the “Outstanding Private Entrepreneurs” by the All-China Association of Industry & Commerce and the China Non-Governmental Science Technology Entrepreneurs Association. In 2001, Mr. Chi was named one of the “Outstanding Young Persons of China’s Software Industry” by the MIIT and the All-China Youth Federation. Mr. Chi received his bachelor’s degree in chemistry from Tsinghua University in 1994 and his MBA degree from China Europe International Business School in 2004.

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

Mr. Kelvin Wing Kee Lau has been our chief financial officer since March 2007. Prior to joining us, Mr. Lau was the chief financial officer of Beijing Media Corporation Limited, a company listed on the Stock Exchange of Hong Kong Limited, from 2004 to 2007. From 2000 to 2004, Mr. Lau was a group finance director of Shanghai Ogilvy & Mather Advertising Limited Beijing Branch. He worked for PricewaterhouseCoopers Beijing office as an audit senior manager in 2000 and an audit manager from 1996 to 1999. Mr. Lau received his bachelor’s degree in business administration from Hong Kong Baptist University in 1990. He is a member of Association of Chartered Certified Public Accountants and Hong Kong Institution of Certified Public Accountants. Mr. Lau received his EMBA degree in 2011 at Cheung Kong Graduate School of Business in China.

Mr. Robert Hong Xiao has been our chief operating officer since March 2012. Mr. Xiao has been with us since May 2008 as our senior vice president in charge of our human resources and administration. Prior to joining us, Mr. Xiao was at Dell (China) Company Limited from 2005 to 2008, first serving as the director of the learning and development department and then as the director of the talent management department. From 2003 to 2005, Mr. Xiao served as the director of people and organizational development department in Philips (China) Investment Co., Ltd. From 2001 to 2003, Mr. Xiao was at Cisco Systems Hong Kong Ltd., first as the manager of the career and leadership development and then as the manager of the leadership and human resources development department. Prior to that, Mr. Xiao served as the manager of the organizational effectiveness department in Cisco Systems (China) Networking Technologies Co., Ltd. from 2000 to 2001. Mr. Xiao received his bachelor’s degree in physics from Tsinghua University in 1989, and received his master’s and Ph.D. degrees in engineering from University of Southern California, in 1991 and 1995, respectively.

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

Mr. Qing Li has been our chief development officer since March 2012. Mr. Li has been with us since February 2006 as our chief design officer. Prior to joining us, Mr. Li served as the chief design officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the design of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” From 2004 to 2006, he was seconded to our company and in charge of game design. When working with Beijing Golden Human Co., Ltd. from 1998 to 2001, Mr. Li was in charge of the design of several PC games such as “Honor & Freedom I” and “Honor & Freedom II.” Mr. Li received his bachelor’s degree in engineering physics and master’s degree from the Institute of Nuclear Technology at Tsinghua University in 1998 and 2000, respectively. He received his EMBA degree in 2010 at Cheung Kong Graduate School of Business in China.

Mr. Qi Zhu is our senior vice president in charge of marketing and operations and has been with us since November 2004. Prior to joining us, he served as the vice president of Beijing Qianxiang Tiancheng Technology Co. Ltd., a company engaged in development and services of Internet products in 2004. From 2003 to 2004, Mr. Zhu was the deputy general manager of Beijing CIMO Technology Co. Ltd., an Internet entertainment company. Before that, he was a marketing director of Beijing Globallink Computer Technology Co., Ltd., a Chinese online game developer and operator, from 2000 to 2003. Mr. Zhu was a branch manager of Lenovo (Beijing) Co. Ltd., a computer company in China, from 1998 to 2000. Mr. Zhu received his bachelor’s degree in metal forming from University of Science and Technology Beijing in 1995 and his master’s degree in business economics from Chinese Academy of Social Sciences in 1998 in China. In 2009, he received his EMBA degree from Cheung Kong Graduate School of Business in China.

Mr. Davis Jian Li is our senior vice president and the general manager of our Shanghai office, and has been with us since June 2006. Prior to joining us, Mr. Li served as the president of Beijing Unismobile Communication Technology Co., Ltd., a Chinese company specialized in developing mobile phone technology, from 2003 to 2006. Mr. Li studied in Seneca College in Canada from 2001 to 2002. From 1996 to 2001, Mr. Li held various management positions with Motorola (China) Electronics Ltd., first as a technical supervisor responsible for the service center and the paging subscriber division, subsequently as a project supervisor in charge of the retail marketing department, and finally as a manager in the personal communication sector. Mr. Li received his bachelor’s degree in Electronic Engineering from Harbin Engineering University in China in 1992 and his EMBA degree from Cheung Kong Graduate School of Business in China in 2009.

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

Mr. Xiaoyin Lu has been our chief artist since January 2012. Mr. Lu has been in charge of our art management since February 2006. Prior to joining us, Mr. Lu served as the art director of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the art work of several PC games such as “Great Qin Warriors,” “Shanghai Dragon” and “War in Burma.” The trailer animation of “Great Qin Warriors,” which was directed by Mr. Lu, won the “Best Visual Effects Award” and the “Best Technological Applications Award” from the Chinese Television Artists Association. From 2004 to 2006, he was seconded to our company and in charge of art management. Mr. Lu received his bachelor’s degree in fine art from Zhejiang Normal University in 2001. He received his EMBA degree from Cheung Kong Graduate School of Business in China in 2010.

There is no family relationship between any of our executive officers or directors.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB20.5 million (US$3.3 million) and approximately RMB0.4 million (US$0.06 million) in cash compensation to our senior executive officers and non-executive directors, respectively. For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB0.4 million (US$0.06 million) for pension and other social insurance contribution for our senior executive officers pursuant to PRC statutory requirements. For options granted to our officers and directors, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

Share Incentive Plan

We have adopted a share incentive plan in 2006, or the 2006 Plan, to motivate, attract and retain employees, directors and consultants and to promote the success of our business. In February 2009, we amended and restated the 2006 Plan, under which the maximum number of ordinary shares reserved for future issuances upon exercise of options and other equity incentives granted under the 2006 Plan was increased to 42,145,000 Class B ordinary shares. In November 2009, we further amended the 2006 Plan to increase the maximum number of ordinary shares reserved for future issuances under the plan to 44,645,000 Class B ordinary shares. On August 14, 2010, our shareholders approved a 2010 Share Incentive Plan, or the 2010 Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance. The following table summarizes, as of March 31, 2012, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2006 Plan and 2010 Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Michael Yufeng Chi	464,000	4.852	July 30, 2009	***
	236,500	4.852	March 3, 2010	****
	160,650	4.292	March 18, 2011	****

Qing Li	*	0.1	September 6, 2006	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Kelvin Wing Kee Lau	*	0.1	March 1, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Qi Zhu	*	0.1	September 6, 2006	**
	*	0.6	April 20, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Davis Jian Li	*	0.1	September 6, 2006	**
	*	0.6	April 20, 2007	**
	*	1.782	October 22, 2007	**
	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Daniel Dong Yang	*	4.852	December 30, 2009	****

Bing Xiang	*	0.9	July 25, 2007	**

Han Zhang	*	1.782	July 28, 2008	***

Alan Ming Chen	*	1.782	February 21, 2008	**
	*	1.782	July 28, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Di He	*	0.02	December 1, 2008	***
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****

Robert Hong Xiao	*	1.782	May 26, 2008	**
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Xiaoyin Lu	*	0.1	September 6, 2006	**
	*	1.782	March 3, 2009	***
	*	4.852	March 3, 2010	****
	*	4.292	March 18, 2011	****

Other individuals as a group	177,610	0.1	December 6, 2006	**
	4,805	0.6	April 20, 2007	**
	243,424	1.782	October 22, 2007 January 17, 2008 May 26, 2008	**
	339,392	1.782	October 28, 2008	***
	886,565	0.02	December 1, 2008	***
	3,741,800	1.782	March 3, 2009	***
	323,374	0.02 - 2.976	May 27, 2009	***
	4,659,597	4.852	July 8, 2009 March 3, 2010 May 18, 2010 August 19, 2010 September 20,2010	****
	4,122,150	4.292	March 18, 2011 June 7, 2011	****
	175,000	3.488	August 5, 2011	****
	22,750	1.844	November 24, 2011	****
	191,250	0.02	December 30, 2011	****

*	The options in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

**	Earlier of the fifth anniversary of our initial public offering or the termination of the optionee’s services.

***	Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or the termination of the optionee’s services (applicable to share options granted after July 4, 2008).

****	Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or three months after the termination of the optionee’s services other than for disability or death.

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

C. Board Practices

Every director attended all of the meetings of our board of directors and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. In 2011, our board of directors held meetings four times.

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

In 2011, our audit committee held meetings four times.

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

In 2011, our compensation committee passed unanimous written resolutions in lieu of meeting once.

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

D. Employees

We had 2,896, 4,041 and 4,967 employees as of December 31, 2009, 2010 and 2011, respectively. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including shares represented by our ADSs), assuming each share is entitled to one vote, as of March 31, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Yufeng Chi(3)	41,807,425	17.6%
Daniel Dong Yang(4)	*	*
Bing Xiang(4)	*	*
Han Zhang(4)	*	*
Kelvin Wing Kee Lau(4)	*	*
Di He(5)	3,606,901	1.5%
Qing Li(8)	*	*
Qi Zhu(4)	*	*
Davis Jian Li(4)	*	*
Alan Ming Chen(4)	*	*
Robert Hong Xiao(8)	*	*
Xiaoyin Lu(4)	*	*
All Directors and Executive Officers as a Group(6)	50,387,794	20.8%
Principal Shareholders:
Perfect Human Holding Company Limited(7)	41,459,425	17.5%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of outstanding Class A ordinary shares and outstanding Class B ordinary shares as of March 31, 2012 and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2012

(3)	Represents 27,542,625 Class A ordinary shares and 13,916,800 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi and 348,000 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng which are exercisable within 60 days after March 31, 2012. Perfect Human Holding Company Limited has pledged 13,478,485 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender. The business address for Mr. Chi is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.

(4)	Represents ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2012. The business address for these individuals is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.

(5)	Represents 2,128,570 Class A ordinary shares held by Mr. He and 1,478,331 Class B ordinary shares held by Mr. He or underlying the options granted to Mr. He which are exercisable within 60 days after March 31, 2012. The mailing address for Mr. He is No. 20011201, Human Resource Service Center, B29 Suzhoujie Street, Haidian District, Beijing, People’s Republic of China.

(6)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2012 held by all of our directors and senior executive officers as a group.

(7)	Represents 27,542,625 Class A ordinary shares and 13,916,800 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi. Mr. Michael Yufeng Chi is the sole director of Perfect Human Holding Company Limited. See also note (3) to this table above. The address for Perfect Human Holding Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(8)	Represents Class B ordinary shares held or issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2012. The business address for these individuals is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.

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

To our knowledge, as of March 31, 2012, approximately 87% of our total issued ordinary shares (including shares reserved and set aside for future issuance to employees upon exercise of vested options) were held by a record shareholder in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holder of our ordinary shares in the United States.

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

Contractual Arrangements with PW Literature and its Equity Owners

Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online reading business, including Internet content provision, Internet culture operation and Internet publishing licenses. We conduct our online reading business in China through PW Software’s contractual arrangements with PW Literature, another of our variable interest entities. In July 2011, with the consent of PW Software, each of Messers Chi and Zhu, the then equity holders of PW Literature, transferred part of their equity interests in PW Literature to Mr. Yunfan Zhang who assumed all the rights and obligations as a party to the original contractual agreements. The parties also entered into a new equity pledge agreement, which is in the process of applying equity pledge with the local Administration for Industry and Commerce, and a new power of attorney.

The contractual agreements between PW Software and PW Literature and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners and will remain effective until June 2028. In addition, each of Messrs Chi and Zhu has respectively entered into a loan agreement with PW Software in May 2008, under which PW Software agreed to make an RMB500,000 interest-free loan to each of Messrs Chi and Zhu solely for them to fund the capitalization of PW Literature. The term of the loans are twenty years.

Contractual Arrangements with Perfect Moment and its Equity Owners

Various regulations in China restrict or prevent foreign-invested entities from engaging in film and television program production and distribution services in China. Before we sold our film and television program production and distribution business in China in August 2011, we conducted these businesses through PW Software’s contractual arrangements with our variable interest entities Perfect Moment and PW Pictures. PW Pictures was a wholly owned subsidiary of Perfect Moment.

The Business Operation Agreement, Call Option Agreement, Equity Pledge Agreement and Power of Attorney between PW Software and Perfect Moment and its equity owners and the Exclusive Technology Support and Service Agreement and Development Cooperation Agreement between PW Software and PW Pictures are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in February 2011 and the term will end on August 21, 2026.

In August 2011, Perfect Moment and PW Pictures terminated their contractual agreements with PW Software and subsequently Perfect Moment sold PW Pictures to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, our chairman of the board and chief executive officer. Upon the completion of the sale, PW Software entered into a new series of contractual arrangements with Perfect Moment to take effective control of Perfect Moment. In September 2011, with the consent of PW Software, one of the equity holders of Perfect Moment, Mr. Tian Liang, transferred his equity interests in Perfect Moment to Mr. Qi Zhu without consideration. Thereafter, Perfect Moment and its new equity holders, namely Mr. Michael Yufeng Chi and Mr. Qi Zhu, entered into a new set of contractual arrangements with PW Software, including a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. Perfect Moment, then known as Beijing Perfect Moment Pictures Co., Ltd., no longer had material business operations and changed its name to Beijing Perfect Moment Network Technology Co., Ltd. These contractual arrangements are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners and will remain effective until March 2024. As a result of these contractual arrangements, we are considered to be the primary beneficiary of Perfect Moment and Perfect Moment is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate Perfect Moment’s results of operations, assets and liabilities in our financial statements.

Contractual Arrangements with Trendsters Investment and its Equity Owners

In September 2011, we entered into a definitive agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we will use Trendsters Investment, a consolidated variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. PW Software has entered into a series of contractual agreements with Trendsters Investment and its equity owners, namely Mr. Qing Li and Mr. Qi Zhu, in November 2011. Such contractual arrangements are substantially the same as the contractual arrangements between PW Software and PW Network and its equity owners and will remain effective until August 2026. In addition, each of Messrs Li and Zhu has respectively entered into a loan agreement with PW Software in October 2011, under which PW Software agreed to make an RMB0.5 million (US$0.1 million) interest-free loan to each of Messrs Li and Zhu solely for them to fund the capitalization of Trendsters Investment. The term of the loans is twenty years.

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

In August 2011, we sold PW Pictures for a total consideration of RMB360.0 million (US$57.2 million) to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, our chairman of the board and chief executive officer. The transaction was approved by the board of directors and a special committee consisting of all independent members of our board of directors. The special committee considered a variety of factors, including a valuation report and a fairness opinion letter provided by an international third-party appraisal firm. The transaction is expected to sharpen our focus on our core online game development and operation business. Perfect Moment no longer had material business operations and changed its name to Beijing Perfect Moment Network Technology Co., Ltd.

In April 2010, we invested RMB27.0 million for a 20% equity interest in Zhizhu Network. Shortly before the investment, we made a loan of RMB1.5 million to Zhizhu Network in April 2010 and later made another loan of RMB1.0 million to Zhizhu Network in June 2010. Both of the loans were repaid by Zhizhu Network in July 2010. We also transferred a domain name 178.com, which was owned by us but unused at the time, to Zhizhu Network for no consideration in June 2010. That domain name is currently used by Zhizhu Network for its online game portal services. In early 2010, we entered into a framework agreement for placing RMB5.0 million worth of advertisements on Zhizhu Network and prepaid RMB3.0 million to Zhizhu Network in February 2010. We started to make payments for advertising fees to Zhizhu Network on a project by project basis in late 2011. In 2011, the marketing services provided by Zhizhu Network amounted to RMB2.2 million (US$0.4 million), compared with our total marketing budget of RMB513.9 million (US$81.7 million) in the same period. Prior to Perfect World’s investment in Zhizhu Network, Mr. Michael Yufeng Chi provided interest free personal loans to shareholders of Zhizhu Networks which were largely used by the shareholders of Zhizhu Network to fund Zhizhu Network’s operations and were settled by the end of February 2012. The total amount of cash that Mr. Michael Yufeng Chi remitted to the shareholders of Zhizhu Network between 2008 and 2010 was RMB20.98 million.

In 2011, we extended a RMB7.6 million (US$1.2 million) 1.5 year loan with annual interest rate of 6% to Unknown Worlds. We hold 40% of equity interest in Unknown Worlds.

In 2011, we received office rental income amounted to RMB0.1 million (US$0.02 million) from PW Pictures.

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

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. On March 17, 2011, a patent infringement lawsuit, entitled Abridge Technology v. Metropcs Communications, Inc. et al., Case No. 11-cv-00180 was filed in the United State District Court for the Eastern District of Texas against thirty parties. PW USA is one of the thirty parties in this case. The plaintiff alleges that these thirty parties infringed four of its patents related to conducting electronic commerce using electronic tokens. We settled this case in August 2011.

On February 2, 2012, a Chinese company unrelated to our company sought a court order of attachment against the assets of Jiuzhou Tianyuan with an aggregate value of RMB500,000 (US$0.08 million) in connection with a purported loan dispute case it brought in a local court in Beijing against Jiuzhou Tianyuan. Jiuzhou Tianyuan holds 33.3% equity interest in PW Network, our major variable interest entity, and is owned by two pre-IPO beneficial owners of our company and Mr. Di He. Since Jiuzhou Tianyuan’s equity interest in PW Network is deemed a material asset of Jiuzhou Tianyuan, such equity interest in PW Network has been subject to a freezing order by the court pending resolution of the case. We engaged a PRC counsel to represent our interests in this case after we were made aware of the case. In April 2012, subordinating to the arbitration we initiated as referred to in the following, we obtained a freezing order from the First Intermediate People’s Court in Beijing against any other party’s disposal of the equity interests in PW Network held by Jiuzhou Tianyuan.

On March 20, 2012, Jiuzhou Tianyuan filed a case in the same Beijing local court against PW Network seeking access to financial and other information of PW Network as an equity holder of PW Network, notwithstanding that it has entered into an equity pledge agreement to pledge all its equity interests in PW Network to PW Software. As of the date of this report, we have provided a written notice to Jiuzhou Tianyuan to exercise our call option and have one of our variable interest entities to purchase the 33.3% equity interests in PW Network held by Jiuzhou Tianyuan pursuant to the call option agreement entered into by and among PW Software, PW Network and its two equity holders in April 2007. In addition, we have sought arbitration at the Beijing Arbitration Commission pursuant to the equity pledge agreement entered into by and among PW Software, PW Network and its two equity holders in April 2007 with respect to our rights and interests in PW Network, including demanding Jiuzhou Tianyuan to complete the registration with the relevant administration for industry and commerce of the equity pledge agreement, which has not been completed yet.

We cannot assure you that the court and the arbitration panel will ultimately rule in our favor in these cases. Nor can we assure you that shareholders of our PRC variable interest entities will act in our interests or that conflicts of interest will be resolved in our favor. See “Risk Factors— PW Software’s contractual arrangements with our PRC variable interest entities and their respective equity owners may not be as effective in providing control over these entities as direct ownership of these entities.”

On or around January 8, 2012, a number of anonymous allegations against our company and Mr. Yufeng Chi were posted on certain Chinese language websites. The independent audit committee of the board of directors of our company engaged an international legal counsel to conduct an internal investigation into these allegations. In the process of the investigation, the independent legal counsel consulted with independent forensic accountants and reported its findings directly to the audit committee. The independent legal counsel had no prior relationship with our company. The major findings of the internal investigation include the following:

•

Perfect World did not overpay for Zhizhu Network’s advertising services or equity. While Mr. Michael Yufeng Chi provided interest free personal loans to shareholders of Zhizhu Network to assist Zhizhu Network between 2008 and 2010, which caused Zhizhu Network to be a related party to Perfect World prior to Perfect World’s investment in Zhizhu Network, the audit committee did not find any evidence to suggest that Perfect World overpaid for any services provided by Zhizhu Network or Perfect World’s investment in 20% of the equity interest in Zhizhu Network.

•

No evidence suggests any member of Mr. Chi’s family received any monetary benefit, improper or otherwise, from Perfect World’s office building renovation project. The audit committee did not uncover any evidence that Mr. Chi’s family was connected to the contractors retained by Perfect World for the office building renovation project. Additionally, the contractor vetting process by Perfect World was reasonable, including evaluations by independent third parties.

•

The sale of the film and television business to a company majority owned by Mr. Michael Yufeng Chi was properly conducted and the price was reasonable and fair. Mr. Chi provided proper disclosure of his intentions to acquire the film and television business and conducted himself in accordance with the requirements by the special committee consisted of independent members of Perfect World’s board of directors for purposes of reviewing and approving the divestiture of the film and television business. The sale price was determined in a fair and reasonable manner, including a valuation and a fairness opinion by a reputable third-party expert.

•

No evidence suggests that Mr. Chi improperly evaded taxes. Based on a review of Mr. Chi’s tax returns and bank account statements, the audit committee has determined that Mr. Chi disclosed the past sales of Perfect World shares and paid taxes thereon.

To our knowledge, a civil case entitled Li Hong v. Perfect World Co., Ltd., et al., Case No. 12-Cv-3741, was filed on May 10, 2012 in the United States District Court for the Southern District of New York against us and Mr. Michael Yufeng Chi alleging, among other things, federal securities law violations arising from alleged lack of disclosure relating to the transactions with Zhizhu Network and the sale of our film and television business to a company majority owned by Mr. Michael Yufeng Chi referenced above. The plaintiff is seeking compensatory damages and injunctive relief in the complaint filed in the court. Neither the Company nor Mr. Chi has been served. We will vigorously defend ourselves if the lawsuit is initiated.

Dividend Policy

In March 2012, our board of directors approved a change in our dividend policy to reflect our intention to distribute part of the earnings of our wholly-owned PRC subsidiaries to our shareholders from time to time. On March 14, 2012, our board of directors declared special cash dividends in the aggregate amount of approximately US$95 million to our shareholders of record as of the close of business on April 6, 2012, at US$0.40 per Class A or Class B ordinary share, or US$2.00 per ADS, each representing five Class B ordinary shares of the Company. The dividends were distributed in cash on April 13, 2012. We intend to distribute dividends annually in the future. However, the distribution of any future dividends will be at the full discretion of our board of directors and will be dependent upon our financial position, results of operations, available cash, capital requirements and other factors. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2007 (from July 26), 2008, 2009, 2010, 2011 and 2012, (2) each of the four quarters of 2010 and 2011 and (3) each of the past six months.

	Trading Price ($)
	High	Low
2007 (from July 26)
Full Year	37.00	17.40
2008
Full Year	33.52	13.88
2009
Full Year	50.49	8.78
2010
Full Year	44.63	20.75
First Quarter	44.63	35.02
Second Quarter	39.17	20.75
Third Quarter	27.06	20.98
Fourth Quarter	34.40	21.72
2011
Full Year	29.10	9.00
First Quarter	24.42	19.70
Second Quarter	29.10	17.35
Third Quarter	23.00	11.16
Fourth Quarter	14.75	9.00
November	13.50	9.00
December	12.50	10.30
2012
January	12.21	8.44
February	13.24	10.46
March	17.46	11.42
April	16.70	12.16
May (through May 10, 2012)	12.73	11.88

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and including the Code, its legislative history, U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretation, which change could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedge, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships (or other entities treated as a partnerships for U.S. federal income tax purposes) or other pass-through entities.

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, such as an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations.” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, although the matter is not free from doubt, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2011. Based on our income and assets for our taxable year ended December 31, 2011, greater uncertainty exists regarding our classification as a PFIC than existed in previous years. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

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

Effective for taxable years beginning after March 18, 2010, individuals and, to the extent provided by the U.S. Secretary of Treasury in regulations or other guidance, certain domestic entities that hold an interest in a “specified foreign financial asset” will be required to attach certain information regarding such assets to their income tax return for any year in which the aggregate value of all such assets exceeds US$50,000. A “specified foreign financial asset” includes any depository or custodial account at a foreign financial institution, any non-publicly traded debt or equity interest in a foreign financial institution, and to the extent not held in an account at a financial institution, (i) any stock or security issued by a non-U.S. person; (ii) any financial instrument or contract held for investment that has an issuer or counterparty which is a non-U.S. person; and (iii) any interest in a non-U.S. entity. Penalties may be imposed for the failure to disclosure such information regarding specified foreign financial assets. You are urged to consult your tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of ADSs or ordinary shares.

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

Foreign Exchange Risk

Most of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering and overseas revenues denominated in U.S. dollars. In 2010, we generated more revenues in foreign currency from exporting our games to overseas than in 2009. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition. Fluctuations in exchange rates, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars. We recorded a net foreign currency exchange loss of approximately RMB8.0 million (US$1.3 million) in 2011 principally due to overseas operations in foreign currency resulting from the RMB appreciation and generate licensing revenues in foreign currencies. We may experience additional foreign exchange losses in the future to the extent we hold financial assets denominated in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. For the year ended December 31, 2011, we recorded RMB5.5 million of foreign translation gain in other comprehensive income. If the exchange rate of RMB against the U.S. dollar is 10% higher than those we used in our financial statements, our foreign currency translation gain in our comprehensive income would have been increased by approximately RMB6.3 million.

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

•	a fee of up to US$0.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$0.05 per ADS per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. As of December 31, 2011, the aggregate amount payable to us from our depositary was US$1.5 million, which is to reimburse our investor relations activities spending and other related expenses incurred as a result of the listing of our ADSs on the NASDAQ Global Market.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2011 solely because of the material weakness in internal control over financial reporting set forth below.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with this assessment, management identified a material weakness as described below.

We did not establish an effective process over the identification and disclosure of related parties and related party transactions. Specifically, controls necessary to identify, evaluate and monitor related parties and related party transactions were not designed effectively to ensure our related party disclosures are complete and accurate.

This control deficiency resulted in our management’s failure to properly identify, evaluate and disclose our 2010 minority investment in Zhizhu Network and other transactions around the 2010 investment between our company and Zhizhu Network as related party transactions in our financial statements and our annual report for the year ended December 31, 2010. As a result of an internal investigation authorized by the independent audit committee of our board of directors, we re-evaluated the transactions and concluded that Zhizhu Network was a related party of our company prior to our 2010 investment due to interest free personal loans provided by our chief executive officer, Mr. Michael Yufeng Chi, to the shareholders of Zhizhu Network which were largely used to fund Zhizhu Network’s operations between 2008 and 2010. This control deficiency could result in misstatements in the accounting and disclosure of related party transactions that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected. Our management has determined that this control deficiency constitutes a material weakness. Because of this material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2011.

We have excluded Cryptic Studios, Inc. from the assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by us in a business combination during 2011. The total assets and total revenues of Cryptic Studios, Inc. represent 7.1% and 2.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this annual report.

Management’s Plan for Remediation of Material Weakness

Our management evaluated remediation measures during 2012 to address this material weakness. This remediation plan includes but is not limited to the following: (a) we intend to hire external internal control experts to review and recommend changes to the design of the process to identify, communicate, evaluate and report related parties and related party transactions so as to implement necessary and effective controls based on best practices, (b) we intend to provide additional training to senior management and other relevant personnel on the definition of related parties and the requirements to report related parties and related party transactions, particularly for complex and judgmental areas, (c) we intend to implement a required related party checklist for each acquisition or investment transaction and vendor selection before such transactions are conducted, and (d) we intend to have our finance department update the related party list on a quarterly basis rather than on an annual basis.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2010		2011
Audit fees(1)	US$	1,479,455	US$	1,705,607
All other fees(2)	US$	168,600	US$	120,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial data.

(2)	“All other fees” means the aggregate fees billed for financial due diligence services rendered by our principal auditors in connection with C&C Media and potential business acquisitions in 2010, and Cryptic Studios acquisitions in 2011, respectively.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
June 2011	632,749	US$	18.53	632,749	US$	88,277,940
July 2011	368,700	US$	19.76	1,001,449	US$	80,992,598
August 2011	1,365,100	US$	17.85	2,366,549	US$	56,630,766
September 2011	2,000,000	US$	12.97	4,366,549	US$	30,698,346

Total	4,366,549

(1)	Each of our ADSs represents five Class B ordinary shares.

(2)	We publicly announced a share repurchase program on March 7, 2011, pursuant to which we are authorized to repurchase up to US$100.0 million of our ADSs from March 2011 to March 2012. The share repurchase program expired in March 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Stock Market Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Perfect World Co., Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on June 19, 2009).

1.2	Amendments to the Amended and Restated Memorandum and Articles of Association adopted by the shareholders of the Registrant on November 14, 2009 (incorporated by reference to Exhibit 1.2 of our annual report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 14, 2010).

1.3*	Amendments to the Amended and Restated Memorandum and Articles of Association adopted by the shareholders of the Registrant on August 21, 2011

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 11, 2007).

2.3	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 3.a (1) from our Registration Statement on Form F-6 Amendment No. 1 (file no. 333-144282) filed with the Securities and Exchange Commission on August 23, 2011).

4.1	Shareholders Agreement among the Registrant and other parties thereto dated as of September 6, 2006 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.2	Supplementary Agreement to Shareholders Agreement among the Registrant and other parties thereto dated as of December 4, 2006 (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.3	Amended and Restated Share Incentive Plan, effective November 14, 2009 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 14, 2010).

4.4	2010 Share Incentive Plan, effective July 21, 2010 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).

Exhibit Number	Description of Document

4.5	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.6	English Translation of Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.7	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Network and its Founders (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.8	English Translation of Form of Intellectual Property Right Transfer, Non-Competition and Confidentiality Agreement between PW Software and a Senior Executive Officer (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.9	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Network dated as of April 4, 2007 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.10	English Translation of Development Cooperation Agreement between PW Network and PW Software dated as of April 4, 2007 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.11	English Translation of Business Operation Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.12	English Translation of Call Option Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.13	English Translation of Equity Pledge Agreement among PW Software, PW Network, Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.14	English Translation of Power of Attorney signed by Beijing Shiji Xiangshu Technology Co., Ltd. and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. dated as of April 4, 2007 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

4.15	English Translation of Supplementary Agreement to the Development Cooperation Agreement between PW Network and PW Software dated as of April 1, 2008 (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).

Exhibit Number	Description of Document

4.16	English Translation of Loan Agreement between PW Software and Mr. Michael Yufeng Chi dated as of May 20, 2008, including a Commitment Letter issued by Mr. Michael Yufeng Chi dated as of April 10, 2009 (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.17	English Translation of Loan Agreement between PW Software and Mr. Qi Zhu dated as of May 20, 2008, including a Commitment Letter issued by Mr. Qi Zhu dated as of April 10, 2009 (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.18	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Literature dated as of June 25, 2008 (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.19	English Translation of Development Cooperation Agreement between PW Software and PW Literature dated as of June 25, 2008 (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.20	English Translation of Business Operation Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008 (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.21	English Translation of Call Option Agreement among PW Software, PW Literature, Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of June 25, 2008 (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).

4.22*	English Translation of Equity Transfer Agreement among Mr. Michael Yufeng Chi, Mr. Qi Zhu and Mr. Yunfan Zhang dated as of July 25, 2011.

4.23*	English Translation of the Equity Pledge Agreement among PW Software, PW Literature and shareholders of PW Literature effective as of July 25, 2011.

4.24*	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi, Mr. Qi Zhu and Mr. Yunfan Zhang effective as of July 25, 2011

4.25	English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Pictures dated as of February 12, 2011 (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).

4.26	English Translation of Development Cooperation Agreement between PW Software and PW Pictures dated as of February 12, 2011 (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).

4.27	English Translation of Business Operation Agreement among PW Software, Beijing Perfect Moment Pictures Co. Ltd., and shareholders of Beijing Perfect Moment Pictures Co. Ltd., dated as of February 12, 2011 (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).

Exhibit Number	Description of Document

4.28	English Translation of Call Option Agreement among PW Software, Beijing Perfect Moment Pictures Co. Ltd., and shareholders of Beijing Perfect Moment Pictures Co. Ltd. dated as of February 12, 2011 (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).

4.29	English Translation of Equity Pledge Agreement among PW Software, Beijing Perfect Moment Pictures Co. Ltd., and shareholders of Beijing Perfect Moment Pictures Co. Ltd. dated as of February 12, 2011 (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).

4.30	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Tian Liang dated as of February 12, 2011 (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).

4.31*	English Translation of Exclusive Technology Support and Service Agreement between PW Software and Perfect Moment dated as of August 1, 2011.

4.32*	English Translation of Development Cooperation Agreement between PW Software and Perfect Moment dated as of August 1, 2011.

4.33*	English Translation of Business Operation Agreement among PW Software, Perfect Moment and shareholders of Perfect Moment, dated as of December 2, 2011.

4.34*	English Translation of Call Option Agreement among PW Software, Perfect Moment and shareholders of Perfect Moment dated as of December 2, 2011.

4.35*	English Translation of Equity Pledge Agreement among PW Software, Perfect Moment and shareholders of Perfect Moment dated as of December 3, 2011.

4.36*	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of December 2, 2011.

4.37*	English Translation of Exclusive Technology Support and Service Agreement between PW Software and Trendsters Investment dated as of November 4, 2011.

4.38*	English Translation of Development Cooperation Agreement between PW Software and Trendsters Investment dated as of November 4, 2011.

4.39*	English Translation of Business Operation Agreement among PW Software, Trendsters Investment and shareholders of Trendsters Investment, dated as of November 4, 2011.

4.40*	English Translation of Call Option Agreement among PW Software, Trendsters Investment and shareholders of Trendsters Investment dated as of November 4, 2011.

4.41*	English Translation of Equity Pledge Agreement among PW Software, Trendsters Investment and shareholders of Trendsters Investment dated as of November 4, 2011.

4.42*	English Translation of Power of Attorney signed by Mr. Qing Li and Mr. Qi Zhu dated as of November 4, 2011.

4.43*	English Translation of Loan Agreement between PW Software and Mr. Qing Li and Mr. Qi Zhu dated as of November 4, 2011.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of King & Wood Mallesons.

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFECT WORLD CO., LTD.

By:	/S/ MICHAEL YUFENG CHI
Name:	Michael Yufeng Chi
Title:	Chairman and Chief Executive Officer

Date: May 11, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Perfect World Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), because a material weakness in internal control over financial reporting related to the lack of an effective process to identify, evaluate and monitor related parties and related party transactions and ensure the related party disclosures are complete and accurate existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Cryptic Studios, Inc. from its assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by the Company in a purchase business combination during 2011. We have also excluded Cryptic Studios, Inc. from our audit of internal control over financial reporting. Cryptic Studios, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 7.1% and 2.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

May 11, 2012

Perfect World Co., Ltd.

Consolidated Balance Sheets as of December 31, 2010 and December 31, 2011

	Notes	December 31, 2010	December 31, 2011	December 31, 2011
		RMB	RMB	US$ (Note 3(5))
Assets
Current assets
Cash and cash equivalents	3(6),6	1,387,621,178	2,150,213,495	341,634,518
Restricted cash	3(6),5,6	4,849,614	535,500,431	85,082,450
Short-term investments	3(7),6	390,000,000	139,517,875	22,167,158
Accounts receivable, net	3(9),7	157,617,474	142,543,972	22,647,956
Due from related parties	23	2,127,500	40,000	6,355
Prepayments and other assets		83,369,296	94,628,466	15,034,949
Deferred tax assets	19(d)	9,399,978	27,130,068	4,310,534

Total current assets		2,034,985,040	3,089,574,307	490,883,920

Non current assets
Equity investments	3(10),8	49,378,909	33,384,729	5,304,299
Time deposits	6	284,568,575	293,892,575	46,694,828
Restricted time deposit	5,6	121,721,425	125,717,425	19,974,487
Film and television cost	3(11)	24,240,561	—	—
Property, equipment and software, net	3(12),9	306,248,969	1,259,850,498	200,170,085
Construction in progress	3(13)	911,395,229	4,793,214	761,565
Intangible assets, net	3(14),12	138,464,771	273,193,489	43,406,074
Goodwill	3(16),13	483,624,832	466,328,513	74,092,139
Due from related parties	23	—	7,561,080	1,201,335
Prepayments and other assets		48,010,649	62,457,484	9,923,495
Deferred tax assets	19(d)	2,690,344	35,235,313	5,598,327

Total assets		4,405,329,304	5,651,988,627	898,010,554

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		121,600,949	89,123,596	14,160,312
Short-term bank loans	14	—	560,780,100	89,098,985
Advances from customers	3(17)	146,203,059	95,921,079	15,240,325
Salary and welfare payable		154,136,724	204,976,567	32,567,497
Taxes payable		27,455,310	43,236,335	6,869,562
Accrued expenses and other liabilities	15	131,580,683	68,663,124	10,909,472
Due to related parties	23	4,832,000	155,000	24,627
Deferred revenues	3(18)	386,274,965	461,921,174	73,391,883
Deferred tax liabilities	19(d)	47,037,398	106,933,061	16,989,952
Deferred government grants		300,000	579,526	92,077

Total current liabilities		1,019,421,088	1,632,289,562	259,344,692
Deferred revenues	3(18)	26,320,224	17,481,338	2,777,505
Deferred tax liabilities	19(d)	—	8,005,954	1,272,018
Other long-term liabilities		—	8,803,103	1,398,672

Total liabilities		1,045,741,312	1,666,579,957	264,792,887

Commitments and contingencies	24
Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 211,839,885 Class B ordinary shares issued and outstanding as of December 31, 2010; 29,671,195 Class A ordinary shares issued and outstanding, 201,238,020 Class B ordinary shares issued and outstanding as of December 31, 2011)	17	199,791	186,948	29,703
Additional paid-in capital	17	493,089,324	212,421,037	33,750,304
Statutory reserves	3(23)	239,264,390	268,014,793	42,583,262
Accumulated other comprehensive loss	3(4)	(65,956,622)	(60,430,695)	(9,601,470)
Retained earnings		2,582,851,059	3,538,087,071	562,145,422

Total Perfect World Shareholders’ Equity		3,249,447,942	3,958,279,154	628,907,221
Non-controlling interests		110,140,050	27,129,516	4,310,446

Total Shareholders’ Equity		3,359,587,992	3,985,408,670	633,217,667

Total Liabilities and Shareholders’ Equity		4,405,329,304	5,651,988,627	898,010,554

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011

		For the years ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$ (Note 3(5))
Revenues
Online game operation revenues		1,879,932,736	2,156,258,192	2,708,506,602	430,338,360
Licensing revenues		214,625,630	214,980,802	246,823,270	39,216,268
Other revenues		—	12,401,545	28,106,785	4,465,718

Total Revenues	3(17)	2,094,558,366	2,383,640,539	2,983,436,657	474,020,346
Cost of revenues	3(19)	(271,226,715)	(379,416,458)	(479,929,333)	(76,253,092)

Gross profit		1,823,331,651	2,004,224,081	2,503,507,324	397,767,254
Operating expenses
Research and development expenses	3(20)	(270,355,072)	(419,076,642)	(664,354,758)	(105,555,341)
Sales and marketing expenses	3(24)	(321,688,711)	(477,785,759)	(513,914,847)	(81,652,846)
General and administrative expenses		(152,005,173)	(228,967,096)	(301,951,176)	(47,975,210)

Total operating expenses		(744,048,956)	(1,125,829,497)	(1,480,220,781)	(235,183,397)

Operating profit		1,079,282,695	878,394,584	1,023,286,543	162,583,857

Other income / (expenses)
Share of loss from equity investments		(4,088,738)	(8,092,328)	(1,574,506)	(250,164)
Interest income		15,043,658	28,650,469	72,527,888	11,523,521
Interest expense		—	—	(6,606,336)	(1,049,641)
Others, net	16	10,426,174	15,181,510	54,171,038	8,606,911

Total other income		21,381,094	35,739,651	118,518,084	18,830,627

Income before tax		1,100,663,789	914,134,235	1,141,804,627	181,414,484
Income tax expense	3(22),19(c)	(67,057,343)	(88,996,332)	(161,704,455)	(25,692,250)

Income from continuing operations, net of tax		1,033,606,446	825,137,903	980,100,172	155,722,234

Income / (loss) from discontinued operations, net of tax	3(30),11	4,094,594	1,424,764	(37,492)	(5,957)

Net Income		1,037,701,040	826,562,667	980,062,680	155,716,277

Net (income) / loss attributable to the non-controlling interests		(499,641)	14,138,106	3,923,735	623,419

Net income attributable to the Company’s shareholders		1,037,201,399	840,700,773	983,986,415	156,339,696

Net earnings per share, basic
Continuing operations		4.10	3.31	4.04	0.64
Discontinued operations		0.01	0.05	0.00	0.00

Total earnings per share, basic		4.11	3.36	4.04	0.64

Net earnings per share, diluted
Continuing operations		3.85	3.12	3.85	0.61
Discontinued operations		0.01	0.05	0.00	0.00

Total earnings per share, diluted		3.86	3.17	3.85	0.61

Net earnings per ADS, basic
Continuing operations		20.50	16.54	20.17	3.21
Discontinued operations		0.07	0.26	0.01	0.00

Total earnings per ADS, basic		20.57	16.80	20.18	3.21

Net earnings per ADS, diluted
Continuing operations		19.21	15.63	19.26	3.06
Discontinued operations		0.07	0.24	0.01	0.00

Total earnings per ADS, diluted		19.28	15.87	19.27	3.06

Shares used in calculating basic net earnings per share		252,138,828	250,232,543	243,765,093	243,765,093
Shares used in calculating diluted net earnings per share		269,004,366	264,818,376	255,380,327	255,380,327
Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax		1,033,606,446	827,869,318	983,672.251	156,289,780
Income from discontinued operations, net of tax		3,594,953	12,831,455	314,164	49,916

Net income		1,037,201,399	840,700,773	983,986,415	156,339,696

Total share-based compensation cost included in:	3(21),18
Cost of revenues		(4,983,795)	(6,938,253)	(6,362,169)	(1,010,847)
Research and development expenses		(36,730,329)	(37,480,733)	(47,533,344)	(7,552,288)
Sales and marketing expenses		(7,290,958)	(13,079,432)	(15,228,350)	(2,419,541)
General and administrative expenses		(28,883,711)	(39,286,985)	(35,612,664)	(5,658,282)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2009, 2010 and 2011

	Class A and Class B Ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income/(loss)	Retained earnings	Non- controlling Interest	Comprehensive income attributable to Perfect World Co., Ltd.	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	282,736,045	223,481	(18,952,725)	(391,224,203)	1,177,967,483	94,945,533	(65,577,655)	849,267,744	—	—	1,665,602,383
Comprehensive income:
Net profit	—	—	—	—	—	—	—	1,037,201,399	499,641	1,037,201,399	1,037,701,040
Foreign currency translation gain	—	—	—	—	—	—	124,213	—	—	124,213	124,213

Total comprehensive income									499,641	1,037,325,612	1,037,825,253

Share-based compensation cost	—	—	—	—	77,888,793	—	—	—	—	—	77,888,793
Appropriation to statutory reserves	—	—	—	—	—	86,617,974	—	(86,617,974)	—	—	—
Ordinary shares issued upon exercise of employee stock options	6,058,300	4,139	—	—	14,571,783	—	—	—	—	—	14,575,922
Repurchase of shares	—	—	(20,713,235)	(494,807,535)	—	—	—	—	—	—	(494,807,535)
Cancellation of repurchased shares	(39,665,960)	(29,114)	39,665,960	886,031,738	(886,002,624)	—	—	—	—	—	—
Acquisition of businesses (Note 10)	—	—	—	—	—	—	—	—	14,465,021	—	14,465,021
Change in the Company’s economic interests in an affiliate (Note 10)	—	—	—	—	(3,326,007)	—	—	—	3,326,007	—	—

Balance as of December 31, 2009	249,128,385	198,506	—	—	381,099,428	181,563,507	(65,453,442)	1,799,851,169	18,290,669	—	2,315,549,837

Comprehensive income:
Net profit	—	—	—	—	—	—	—	840,700,773	(14,138,106)	840,700,773	826,562,667
Foreign currency translation loss	—	—	—	—	—	—	(503,180)	—	—	(503,180)	(503,180)

Total comprehensive income	—	—	—	—	—	—	—	—	(14,138,106)	840,197,593	826,059,487

Share-based compensation cost	—	—	—	—	98,723,134	—	—			—	98,723,134
Appropriation to statutory reserves	—	—	—	—	—	57,700,883	—	(57,700,883)		—	—
Ordinary shares issued upon exercise of employee stock options	1,882,695	1,285	—	—	11,264,160	—	—	—	—	—	11,265,445
Excess tax benefits from share-based awards	—	—	—	—	769,168	—	—	—	—	—	769,168
Acquisition of businesses (Note 10)	—	—	—	—	—	—	—	—	123,945,972	—	123,945,972
Change in the Company’s economic interests in an affiliate (Note 10)	—	—	—	—	1,233,434	—	—	—	(18,118,485)	—	(16,885,051)
Capital contribution from non- controlling interest	—	—	—	—	—	—	—	—	160,000	—	160,000

Balance as of December 31, 2010	251,011,080	199,791	—	—	493,089,324	239,264,390	(65,956,622)	2,582,851,059	110,140,050	—	3,359,587,992

Perfect World Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2009, 2010 and 2011—(Continued)

	Class A and Class B Ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income/(loss)	Retained earnings	Non- controlling Interest	Comprehensive income attributable to Perfect World Co., Ltd.	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Comprehensive income:
Net profit	—	—	—	—	—	—	—	983,986,415	(3,923,735)	983,986,415	980,062,680
Foreign currency translation gain	—	—	—	—	—	—	5,525,927	—	—	5,525,927	5,525,927

Total comprehensive income	—	—	—	—	—	—	—	—	(3,923,735)	989,512,342	985,588,607

Share-based compensation cost	—	—	—	—	105,298,256	—	—	—	—	—	105,298,256
Appropriation to statutory reserves	—	—	—	—	—	31,541,131	—	(31,541,131)	—	—	—
Ordinary shares issued upon exercise of employee stock options	1,730,880	1,104	—	—	8,989,416	—	—	—	—	—	8,990,520
Repurchase of shares	—	—	(21,832,745)	(444,283,323)	—	—	—	—	—	—	(444,283,323)
Cancellation of repurchased shares	(21,832,745)	(13,947)	21,832,745	444,283,323	(444,269,376)	—	—	—	—	—	—
Change in the Company’s economic interests in an affiliate (Note 10)	—	—	—	—	—	—	—	—	8,090,000	—	8,090,000
Disposal of film and television business (Note 11)	—	—	—	—	48,813,417	(2,790,728)	—	2,790,728	(92,860,964)	—	(44,047,547)
Capital contribution from non- controlling interest and VIE shareholders	—	—	—	—	500,000	—	—	—	5,684,165	—	6,184,165

Balance as of December 31, 2011	230,909,215	186,948	—	—	212,421,037	268,014,793	(60,430,695)	3,538,087,071	27,129,516	—	3,985,408,670

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$ (Note 3(5))
Cash flows from operating activities:
Net income	1,037,701,040	826,562,667	980,062,680	155,716,277
Adjustments for:
Share-based compensation cost	77,888,793	96,785,403	104,736,527	16,640,958
Depreciation and amortization expense	65,059,775	95,995,702	170,029,747	27,015,006
Exchange loss	758,889	5,802,680	7,994,077	1,270,131
Share of loss from equity investments	4,088,738	8,092,328	1,574,506	250,164
Loss from disposal of property, equipment and software	956,566	1,111,034	2,037,189	323,677
Deferred income tax	(6,672,335)	(3,378,084)	57,648,595	9,159,439
Provision for doubtful accounts	—	9,817,494	—	—
Provision for film and television cost	—	4,812,737	—	—
Excess tax benefits from share-based payment arrangements	—	769,168	—	—
Changes in assets and liabilities:
Accounts receivable	(52,172,840)	(13,430,678)	(832,797)	(132,320)
Current prepayments and other assets	(15,648,807)	(11,941,564)	(115,445,371)	(18,342,422)
Film and television cost	1,081,731	41,566,160	(28,837,856)	(4,581,874)
Due from/to related parties	1,563,916	(2,787,016)	(2,549,500)	(405,075)
Non-current prepayments and other assets	3,629,432	(11,132,139)	(33,337,565)	(5,296,806)
Accounts payable	40,616,081	(4,018,752)	(15,980,321)	(2,539,017)
Advances from customers	8,599,884	24,289,311	3,270,821	519,681
Salary and welfare payable	36,583,927	49,706,027	40,896,232	6,497,757
Taxes payable	14,781,543	(10,724,511)	4,687,895	744,832
Accrued expenses and other liabilities	6,966,190	5,187,415	(26,398,249)	(4,194,259)
Deferred revenues	53,746,697	25,863,964	2,207,949	350,808

Net cash provided by operating activities	1,279,529,220	1,138,949,346	1,151,764,559	182,996,957

Cash flows from investing activities:
Purchase of property, equipment and software	(101,956,994)	(118,261,994)	(72,898,685)	(11,582,435)
Cash paid for construction in progress	(62,074,145)	(126,364,817)	(88,532,375)	(14,066,378)
Purchase of intangible assets	(4,829,155)	(34,474,450)	(16,394,162)	(2,604,770)
Payment for product development costs	—	(25,342,261)	(11,049,635)	(1,755,610)
Decrease / (increase) of restricted cash and restricted time deposit	145,351,724	(120,000,000)	(530,650,817)	(84,311,924)
Cash paid for equity investments	(10,000,000)	—	(10,803,330)	(1,716,476)
Cash paid for equity investment in a related party	—	(27,000,000)	—	—
Cash received from disposal of equity investment	—	—	9,934,500	1,578,433
Cash paid for business acquisitions, net of cash acquired	(172,199,707)	(232,038,527)	(308,912,346)	(49,081,229)
Cash received from disposal of business to a related party, net of cash disposed	—	—	283,901,605	45,107,422
Purchase of short-term investments	(70,000,000)	(1,226,000,000)	(788,762,275)	(125,321,704)
Maturities of short-term investments	90,000,000	866,000,000	1,039,244,400	165,119,306
Purchase of time deposits	—	(280,000,000)	—	—
Increase in loan receivable	(3,000,000)	—	(7,625,880)	(1,211,630)
Decrease in loan receivable	9,980,000	—	—	—

Net cash used in investing activities	(178,728,277)	(1,323,482,049)	(502,549,000)	(79,846,995)

Cash flows from financing activities:
Exercises of share options	14,615,293	9,475,772	7,810,709	1,240,997
Repurchase of shares	(881,456,089)	—	(444,283,323)	(70,589,511)
Capital contribution from non-controlling interest and VIE shareholders	—	160,000	6,176,000	981,268
Short-term bank loans	—	—	560,780,100	89,098,985

Net cash (used in) / provided by financing activities	(866,840,796)	9,635,772	130,483,486	20,731,739

Effect of exchange rate changes on cash and cash equivalents	129,278	(4,647,047)	(17,106,728)	(2,717,985)

Net increase / (decrease) in cash	234,089,425	(179,543,978)	762,592,317	121,163,716

Cash and cash equivalents, beginning of the period	1,333,075,731	1,567,165,156	1,387,621,178	220,470,802

Cash and cash equivalents, end of the period	1,567,165,156	1,387,621,178	2,150,213,495	341,634,518

Supplemental schedule of non-cash financing activities:
Contingent liability incurred from Xinbaoyuan and Baohong acquisition	—	(81,729,472)	—	—
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	(54,963,960)	(93,623,886)	(94,389,925)	(14,997,049)

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

Details of the subsidiaries and VIEs as of December 31, 2011 are described below:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Software Co., Ltd. (“PW Software”)	100%	Beijing, China, August 2006
Perfect Online Holding Limited (“PW Hong Kong”)	100%	Hong Kong, China, December 2007
Perfect World Entertainment Inc. (“PW USA”)	100%	Delaware, USA, April 2008
Perfect Game Holdings Limited (“PW BVI”)	100%	British Virgin Islands, October 2008
Perfect Star Co., Ltd. (“PW Malaysia”)	100%	Labuan, Malaysia, January 2009
Global InterServ (Caymans) Inc. (“InterServ Caymans”)	100%	Cayman Islands, acquired in February 2009
InterServ Information and Technology (Shanghai) Co., Ltd. (“InterServ Shanghai”)	100%	Shanghai, China, acquired in February 2009
Chengdu Perfect World Software Co., Ltd. (“Chengdu PW Software”), formerly known as Chengdu InterServ Information and Technology Co., Ltd. (“InterServ Chengdu”)	100%	Chengdu, China, acquired in February 2009
Perfect World Interactive Entertainment Co., Ltd. (“PW Interactive”)	100%	Cayman Islands, March 2009
Perfect Pictures Co., Ltd. (“Perfect Pictures BVI”)	100%	British Virgin Islands, April 2009
Perfect Sky Online Co., Limited (“PW Sky”)	100%	Hong Kong, China, May 2009
Perfect Entertainment Zone N.V. (“PW Antilles”)	100%	Netherlands Antilles, August 2009
Perfect World Interactive Technology Co., Ltd. (“PW Taiwan”)	100%	Taiwan, China, November 2009
Perfect World Universal Coöperatieve U.A. (“PW Universal”)	100%	Netherlands, December 2009
Shanghai Perfect World Software Co., Ltd. (“Shanghai PW Software”)	100%	Shanghai, China, December 2009
Perfect World Europe B.V. (“PW Europe”)	100%	Netherlands, January 2010
C&C Media Co., Ltd. (“C&C Media”)	100%	Japan, acquired in April 2010
CCO Co., Ltd. (“CCO”)	100%	Japan, acquired in April 2010
Beijing Perfect World Digital Entertainment Software Co., Ltd. (“PW Digital Software”)	100%	Beijing, China, April 2010
Runic Games, Inc. (“Runic Games”)	74.47%	Delaware, USA, acquired in May 2010
Beijing Perfect World Game Software Co., Ltd. (“PW Game Software”)	100%	Beijing, China, August 2010
Cryptic Studios, Inc. (“Cryptic Studios”)	100%	California, USA, acquired in August 2011
Happy Moment Holding Limited (“Happy Moment”)	100%	British Virgin Islands, August 2011
Happy Fantasy Limited (“Happy Fantasy”)	100%	British Virgin Islands, August 2011
Perfect Management Holding Limited (“Perfect Management”)	100%	British Virgin Islands, October 2011
NGL Co., Ltd. (“NGL”)	51%	Korea, November 2011

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Major VIEs	Economic interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Network Technology Co., Ltd. (“PW Network”)	100%	Beijing, China, March 2004
Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (“PW Literature”)	100%	Beijing, China, June 2008
Shanghai Perfect World Network Technology Co., Ltd. (“Shanghai PW Network”)	100%	Shanghai, China, November 2008
Chengdu Perfect World Network Technology Co., Ltd. (“Chengdu PW Network”)	100%	Chengdu, China, February 2009
Beijing Perfect World Digital Entertainment Co., Ltd. (“PW Digital”)	100%	Beijing, China, September 2009
Chengdu Ye Net Science and Technology Development Co., Ltd. (“Ye Net”)	80%	Chengdu, China, acquired in January 2011
Hefei Perfect World Network Technology Co., Ltd. (“Hefei PW Network”)	100%	Hefei, China, January 2011
Beijing Perfect Moment Network Technology Co., Ltd. (“Perfect Moment”), formerly known as Beijing Perfect Moment Picture Co., Ltd.	100%	Beijing, China, February 2011
Tianjin Trendsters Investment Co., Ltd. (“Trendsters Investment”)	100%	Tianjin, China, November 2011

The Group is principally engaged in research, development, operation and licensing of online games. The Group’s principal operations and geographic markets are in the People’s Republic of China (the “PRC”), United States of America, Europe, Japan and Southeast Asia Region.

2. Variable interest entities

(1) Risk in relation to the VIE structure

The Company is a Cayman Islands company and, as such, it is classified as a foreign enterprise under Chinese laws, and the Company’s wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operations and Internet publishing licenses, or engaging in the investment in certain technology, media and telecommunications sectors. In light of these restrictions, the Company relies on its VIEs to hold and maintain the licenses necessary to operate the online games, online reading services, or investment in certain technology, media and telecommunication companies in China. The Company through its wholly-owned PRC subsidiaries entered into a series of contractual arrangements with its VIEs and their respective equity owners to provide the Company with effective control over the VIEs. These include exclusive technology support and service agreements, development cooperation agreements, business operation agreements, call option agreements, equity pledge agreements and power of attorneys.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the Group’s VIE contractual arrangements. In the opinion of management, it is currently unclear what impact the PRC government actions would have on the Group and on its ability to consolidate the financial results of these VIEs in the Group’s consolidated financial statements, if the PRC government authorities were to find the Group’s legal structure and the contractual arrangements with its VIEs to be in violation of PRC laws and regulations. The relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking business or operating

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

licenses, requiring the Company to restructure the relevant ownership structure or operations, and requiring the Company to discontinue all or any portion of the online game, online reading operations or investment in certain technology, media and telecommunications sectors. Any of these actions could cause significant disruption to the Company’s business operations and may materially and adversely affect the Company’s business, financial condition and results of operations.

If the imposition of any of these government actions causes the Company no longer able to conclude that these entities are VIEs of the Company, of which the Company is the primary beneficiary, the Group would no longer be able to consolidate the financial results of these entities in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. The Company’s operations depend on the VIEs to honor their contractual agreements with the Company. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the contractual agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIEs or their shareholders fail to perform their obligation under those arrangements.

The following consolidated financial statement balances and amounts of the Group’s VIEs and their subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2010 and December 31, 2011, and for the years ended December 31, 2009, 2010 and 2011:

	December 31, 2010	December 31, 2011
	RMB	RMB
Current assets	857,414,210	1,319,777,876
Non-current assets	697,115,374	400,773,821

Total assets	1,554,529,584	1,720,551,697

Current liabilities	638,446,280	637,643,480
Non-current liabilities	99,676,109	10,828,587

Total liabilities	738,122,389	648,472,067

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Total revenues	1,859,418,055	1,908,947,839	2,182,477,147
Net income	322,329,211	213,169,508	291,401,686

On February 2, 2012, a Chinese company unrelated to the Company sought a court order of attachment against the assets of Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. (“Jiuzhou Tianyuan”) with an aggregate value of RMB500,000 in connection with a purported loan dispute case it brought in a local court in Beijing against Jiuzhou Tianyuan. Jiuzhou Tianyuan holds 33.3% equity interest in PW Network. Since Jiuzhou

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Tianyuan’s equity interest in PW Network is deemed a material asset of Jiuzhou Tianyuan, such equity interest in PW Network has been subject to a freezing order by the court pending resolution of the case. The Company has been vigorously taking legal actions to protect its rights and interest in PW Network, including having obtained a freezing order from the First Intermediate People’s Court in Beijing against any other party’s disposal of the equity interests in PW Network held by Jiuzhou Tianyuan. See Note 24(b) for more details regarding this matter.

(2) Summary of the VIE contractual arrangements

The following is a summary of the contractual agreements between PW Software and PW Network and its equity owners entered into in September 2006, as amended and restated in April 2007.

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

Development Cooperation Agreement. Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network’s operations. PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

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

The contractual agreements between PW Software and PW Literature and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in June 2008 and will remain effective until June 24, 2028. In addition, each equity owner of PW Literature has respectively entered into a loan agreement with PW Software as of May 20, 2008, under which PW Software agreed to make an RMB500,000 interest-free loan to each equity owner of PW Literature respectively solely for the latter to fund the capitalization of PW Literature. The term of the loans are twenty years.

The contractual agreements between PW Software and Perfect Moment and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in February 2011, as amended and restated in August 2011 and December 2011, respectively, and will remain effective until March 9, 2024.

The contractual agreements between PW Software and Trendsters Investment and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in November 2011 and will remain effective until August 21, 2026. In addition, each equity owner of Trendsters Investment has respectively entered into a loan agreement with PW Software as of October 25, 2011, under which PW Software agreed to make an RMB500,000 interest-free loan to each equity owner of Trendsters Investment respectively solely for the latter to fund the capitalization of Trendsters Investment. The term of the loans are twenty years.

(3) Amount of fees paid by VIEs

Various fees are billed to the relevant VIEs on a monthly or quarterly basis and are due within 10 business days after receipt of the invoices by the VIEs. The total amount of fees paid by the VIEs to the Group’s PRC wholly-owned subsidiaries since the entering of the VIE contractual arrangements ranged from 45% to 66% of the revenues generated by respective games operated by these VIEs. For the year ended December 31, 2011, the total amount of fees paid by VIEs to the Group’s PRC wholly-owned subsidiaries amounted to approximately RMB1,229,855,500.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(4) Renewals of the VIE contractual agreements

The contractual arrangements between the VIEs and the relevant wholly-owned subsidiaries of the Company are silent regarding renewals of these contractual arrangements. However, as the VIEs are controlled by the Company through the power of attorney granted to the Company by each nominee shareholder of the VIEs, the contractual arrangements will be renewed at the request of the Company.

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

3. Summary of significant accounting policies

(1) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Amount in the consolidated financial statements for the years ended December 31, 2009 and 2010 were reclassified to conform to the presentation for the year ended December 31, 2011 as a result of the sale of film and television business. See Note 11, Discontinued Operations, for a discussion relating to these reclassifications.

(2) Principles of consolidation and recognition of non-controlling interest

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries and VIEs. VIEs are consolidated if the Company determines that it is the primary beneficiary. All intercompany transactions are eliminated.

Net income or losses of the Company’s majority-owned subsidiaries and VIEs and amortization expenses of intangible assets arising from related business acquisitions are attributed to their parents and non-controlling interests based on the proportional economic interests of the respective parents and non-controlling interests in such entities. Net income or losses attributable to the non-controlling shareholders are recorded in the Group’s Consolidated Statements of Operations.

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

Significant accounting estimates in the Group’s consolidated financial statements mainly include the useful life of in-game items, useful life of property, equipment and software and intangible assets, fair value of assets and liabilities acquired in asset acquisition and business combinations, assessment for impairment of intangible assets and goodwill, realization of deferred tax assets, share-based compensation expenses, ultimate revenue of a film or TV that is expected to be recognized from the exploitation, exhibition, and sales in all markets and territories and assessment of impairment for allowance for doubtful accounts and impairment of film and television costs.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(4) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of Perfect World Co., Ltd., the listing entity incorporated in the Cayman Islands, is US dollars. The functional currency of the Group’s other international subsidiaries is evaluated on a case-by-case basis and is often the local currency.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are included in Consolidated Statements of Operations. Total exchange losses, which were included in Others, net, were RMB1,298,050, RMB5,802,680 and RMB7,994,077 for the years ended December 31, 2009, 2010 and 2011, respectively.

The financial statements of the Group’s overseas subsidiaries are translated from their functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting translation adjustments are recorded as Accumulated other comprehensive income / (loss) in the Consolidated Balance Sheets. Total translation adjustment gain / (loss) were RMB124,213, RMB(503,180) and RMB5,525,927 for the years ended December 31, 2009, 2010 and 2011, respectively.

(5) Convenience translation

Translations of balances in the balance sheet, statement of operations and statement of cash flow from RMB into United States dollar (“US$”) as of and for the year ended December 31, 2011 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.2939, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2011. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2011, or at any other rate.

(6) Cash and cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

Restricted cash is reported separately in the Consolidated Balance Sheets. Cash that is restricted as to withdrawal or use for other than current operations is classified as non-current. The Group’s restricted cash mainly represents (a) cash held in a designated bank account for the sole purpose of business operation; and (b) cash that is pledged for short-term loans.

(7) Short-term investments

The Group classifies the short-term investments in debt securities as “available-for-sale.” The Group made certain short-term floating interest rate deposit investments with certain financial institutions in 2011. These deposits had a short-term stated maturity date, and the issuer has guaranteed the return of the principal. These investments were recorded at fair market value with the unrealized gains or losses recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains are reflected as a component of interest income.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In addition, short-term investments also comprise of the time deposits placed with banks with original maturities longer than three months but less than one year.

The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment loss in the Consolidated Statements of Operations. No impairment losses were recorded for the years ended December 31, 2009, 2010 and 2011.

(8) Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivables, long-term time deposits, restricted long-term deposit, accounts payables, short-term bank loans and accrued liabilities. The carrying values of the short-term financial instruments approximate their fair value due to the short maturity of those instruments. The carrying value of the long-term time deposits, including interests accrued, approximates their fair value as the agreed interest rates are close to market rate.

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

(10) Equity investments

Equity investments are investments in privately held companies. The Group accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For equity investments which the Group does not have significant influence, the cost method accounting is applied.

The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds. No impairment losses were recorded for the years ended December 31, 2009, 2010 and 2011.

(11) Film and television cost (discontinued operations)

Film and television costs include capitalizable production costs, production overhead, development costs, and acquired production costs and are stated at the cost, less accumulated amortization. Marketing, distribution, and general and administrative costs are expensed as incurred.

Costs of film and television productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their estimated fair values is written off. Film and television development costs for projects that have been abandoned or have not been set for production within three years are generally written off. Film and television production costs that were written off were Nil, RMB4,812,737 and Nil for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful life
Office building	33 – 40 years
Office furniture	5 years
Computers & office equipment	4 years
Game servers	4 years
Motor vehicle	6 years
Office improvement	20 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the assets
Software	5 years

Repairs and maintenance costs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sale proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statement of Operations.

(13) Construction in progress

Direct costs that are related to the construction of fixed assets and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed asset items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2010 and 2011, the balances of Construction in progress were RMB911,395,229 and RMB4,793,214, respectively. The balance as of December 31, 2010 was primarily related to the new office buildings under renovation but not ready for use. Most of the balances of Construction in progress as of December 31, 2010 have been transferred into fixed assets in 2011 since the new office building became available for occupancy in the first quarter of 2011.

(14) Intangible assets

Copyrights

Copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated useful economic life of approximately five to seven years.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Intangible assets arising from assets acquisition and business combinations

The Group performs valuation of the intangible assets arising from assets acquisition and business combinations to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated useful life
Game engine	5 years
Non-compete agreements	3 – 7.4 years
Trade mark	1 year
Customer relationship	1 year
Completed game	1.6 – 4 years
Trade name and domain name acquired from business combinations	Indefinite life

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

In-progress research and development costs

The accounting treatment for in-process research and developments (“IPR&D”) varies based on how they were acquired. IPR&Ds acquired from an asset acquisition are expensed at the acquisition date if it has no alternate future use. For IPR&Ds acquired from a business combination, beginning from January 1, 2009, they were initially measured at fair value using market participant assumptions and were capitalized as indefinite-lived assets until the abandonment or completion of the associated research and development efforts. After initial recognition, those assets shall be considered indefinite-lived and tested for impairment until the associated research and development activities are either completed, at which point a determination of the assets’ useful lives and methods of amortization should be made, or are abandoned. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities related to the acquired intangible research and development assets, are generally expensed as incurred.

Online game product development costs

The Group capitalizes the research and development costs qualified for the capitalization as intangible assets and amortized over the estimated life of the corresponding online games, commencing from these games are available for marketing use. See Note 3(20) for more details regarding online game product development costs.

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

(17) Revenue recognition

Online game operation revenues

The Group earns majority of its revenue through providing online game services to players pursuant to two types of revenue models: a time-based revenue model and an item-based revenue model. For online games using the time based revenue model, players are charged based on the time they spend playing games. Under the item-based revenue model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. For games which use the time-based revenue model, revenue is recognized based upon the actual usage of the game playing time by the players. For games which use the item-based revenue model, revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the items. The average period that players typically play the games and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events launched and market conditions, are utilized to arrive at the best estimates for lives of these in-game items.

The Group assesses the estimated lives of in-game items for all the item-based games periodically. If there are indications of any significant changes to the estimated lives of the in-game items, it would be applied in the period of change prospectively.

Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As the Group does not have the control over and generally does not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation or charge of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues. The Group provides sales incentives in the form of rebates to major distributors that meet or exceed the sales target. Accrued rebates, which are settled in the form of additional free prepaid cards, will result in higher average discount rate on in-game points, and may partially delay the revenue recognition until the consumption of free prepaid cards.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Prepaid cards will expire on the expiration date printed thereon. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2009, 2010 and 2011, the Group recognized Nil, Nil and RMB10,647,183 as other income from expired game cards.

In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player’s personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that the Group would provide further online game service with respect to such online points is remote. The Group recognizes revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. The Group believes it has a sufficiently long operating history to reliably estimate the inactive players’ churn rate. The Group has adopted the policy of performing the reassessment of the estimated churn rate annually and considered its estimates to be reasonable. For the years ended December 31, 2009, 2010 and 2011, the Group recognized RMB41,027,456, RMB61,931,492 and RMB103,939,999 as revenue from the unused game points and items in the accounts inactive for more than 360 consecutive days, respectively.

Licensing revenues

The Group enters into licensing arrangements with licensees to operate the Group’s games in other countries and regions. These licensing agreements provide two revenue streams: the initial fees and the usage-based royalty fees.

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

Film and television revenues (discontinued operations)

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(18) Deferred revenues

For online game revenues, deferred revenues represent (a) online point fees received from customers which are activated or charged to the respective player game accounts by players, but have not been consumed by the players or expired; and (b) in-game virtual items purchased by players but not consumed or expired. For licensing revenues, deferred revenues represent the unamortized balance of the initial license fee paid by licensees. Non-current deferred revenues are primarily comprised of unamortized initial license fees and unrecognized online game revenues from the in-game virtual items to be recognized beyond the next 12 months.

The deferred revenues related to online game operation as of December 31, 2010 and 2011 were RMB396,729,832 and RMB463,828,951, respectively. The deferred revenues related to licensing as of December 31, 2010 and 2011 were RMB15,865,357 and RMB15,573,561, respectively.

(19) Cost of revenues

Costs of revenues consist primarily of server and bandwidth leasing fees, staff costs involved in the operation of online games including network operation and customer services, value added tax (“VAT”), business tax and other direct costs of providing these services.

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

The total amount of net VAT and business tax recorded in cost of revenues for the years ended December 31, 2009, 2010 and 2011 were RMB70,629,145, RMB99,702,834 and RMB114,665,467, respectively.

See Note 19 for more details regarding VAT and business tax.

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

For the years ended December 31, 2009, 2010 and 2011, the amount of online game development costs capitalized as intangible assets was approximately Nil, RMB29,502,827 and RMB12,516,776, respectively.

(21) Share-based compensation expense

Share-based compensation expense is for share awards, including share options and restricted shares. For service-based share options awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For performance-based share options awards, the performance goals and vesting schedule of these awards are determined by the Board of Directors. For the performance-based awards, an evaluation is made each quarter as to the likelihood of the performance criteria being met. Share-based compensation costs are then recorded for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Black-Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility over the expected term of the awards, the expected term of the awards, risk-free interest rates and expected dividends. When estimating the fair value of the ordinary shares, both internal and external sources of information are reviewed.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. For the years ended December 31, 2009, 2010 and 2011, the Group did not have any interest and penalties associated with tax positions, and the Group did not have any significant unrecognized uncertain tax positions.

(23) Statutory reserves

The Group’s subsidiaries and the VIEs incorporated in China are required to make appropriations to reserves, comprising the statutory general reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. For the years ended December 31, 2009, 2010 and 2011, profit appropriation to statutory general reserve for the Group’s entities incorporated in China was approximately RMB86,617,974, RMB57,700,883 and RMB31,541,131, respectively. No appropriation to other reserves were made for any of the years presented.

(24) Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expenses were RMB158,403,334, RMB178,102,579 and RMB173,454,641 for the years ended December 31, 2009, 2010 and 2011, respectively, and were recorded in sales and marketing expenses.

(25) Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no capital leases for any of the years presented.

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

Under PRC regulations, the Group’s subsidiaries and the VIEs incorporated in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP and regulations. In addition, the Group’s subsidiaries and the VIEs are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 3(23)) prior to payment of any dividends, unless such reserve fund has reached 50% of their respective registered capital. The reserve fund is not distributable in the form of cash dividends to the Company.

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

(29) Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group has recognized the translation adjustments as comprehensive income / (loss) in the Consolidated Statements of Changes in Shareholder’s Equity and Comprehensive Income. See Note 3(4) for more details concerning the translation adjustments.

(30) Discontinued operations

A discontinued operation is a component of the Group that may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group that has been disposed or is held for sale. The results of that component are separately reported as “discontinued operations” in the Consolidated Statements of

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Operations. The comparative Consolidated Statements of Operations are restated as if the operation had been discontinued from the start of the comparative period. The assets and liabilities of such component classified as “discontinued operations” or “assets/liabilities held for sale” are presented separately in the assets and liabilities, respectively, of the Consolidated Balance Sheets upon such classification being made.

(31) Recent accounting pronouncement

In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment.” The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

4. Concentration and risks

There are no customers whose revenues individually represent greater than 10% of the total revenues for the years ended December 31, 2009, 2010 and 2011.

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, time deposits and restricted time deposit. As of December 31, 2010 and 2011, majority of all of the Group’s cash and cash equivalents, restricted cash, short-term investments, time deposits and restricted time deposit were held by major financial institutions located in the PRC, Hong Kong and U.S. which management believes are of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash, cash equivalents, short-term investments and long term time deposit are financially sound based on public available information.

A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

5. Restricted cash and restricted time deposit

To meet the requirements under certain equity investment contracts or business operations, the Group has RMB4,849,614 and RMB158,077 cash restricted, respectively, as of December 31, 2010 and 2011. To maintain guarantee balances at the bank as a collateral for the short term loans of US dollars (see Note 14), as of December 31, 2010 and December 31, 2011, the Group has Nil and RMB535,342,354 cash restricted and RMB121,721,425 and RMB125,717,425 time deposit restricted, respectively, which were bank deposits with the original term of one to three years at certain banks. The restriction will cease in the third quarter of 2012, and such bank deposit with original term of three years continues to be recorded in non-current assets as the company intends to hold the fixed term deposits till maturity which at December 31, 2011, exceeds 12 months.

6. Fair value measurement

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

As of December 31, 2010 and 2011, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	454,428,441	—	454,428,441	—
Money market fund	664,783	664,783	—	—
Restricted cash	4,849,614	—	4,849,614	—
Short-term investments:
Available-for-sale securities	300,000,000	—	300,000,000	—
Time deposits	90,000,000	—	90,000,000	—
Long-term time deposits	284,568,575	—	284,568,575	—
Restricted time deposit	121,721,425	—	121,721,425	—

Total assets	1,256,232,838	664,783	1,255,568,055	—

Liabilities
Contingent consideration liability	81,729,472	—	—	81,729,472

Total liabilities	81,729,472	—	—	81,729,472

		Fair value measurement at reporting date using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	312,772,838	—	312,772,838	—
Money market fund	896,416	896,416	—	—
Restricted cash	535,500,431	—	535,500,431	—
Short-term investments:
Available-for-sale securities	40,000,000	—	40,000,000	—
Time deposits	99,517,875	—	99,517,875	—
Long-term time deposits	293,892,575	—	293,892,575	—
Restricted time deposit	125,717,425	—	125,717,425	—

Total assets	1,408,297,560	896,416	1,407,401,144	—

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

Available-for-sale securities. As of December 31, 2010, the Group’s available-for-sale securities consisted of structured deposits with certain financial institutions. Available-for-sale securities are valued using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

Time deposits. The Group values its time deposits put in certain bank account using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Restricted cash. Restricted cash represents deposits put in an escrow account in relation to the investment or business operation and deposits as collateral for the loans of US dollars provided by various banks. Restricted cash are valued based on the pervasive interest rate in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Restricted time deposit. Restricted time deposits represent a time deposit with the original term of three years put in certain bank account which is restricted as collateral for the loan of US dollars provided by that bank. The restriction will cease in August 2012. Restricted time deposit is valued based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the bank. The Group classifies the valuation techniques that use these inputs as Level 2.

Contingent consideration payable. Contingent consideration payable was resulted from the acquisition of Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. and Shanghai Baohong Entertainment and Media Co., Ltd. (Refer to Note 10(5)), and was valued based on estimated outcomes of the contingency and their probabilities. The Group classifies the valuation techniques that use these inputs as Level 3.

7. Accounts receivable, net

	December 31, 2010	December 31, 2011
	RMB	RMB
Accounts receivable, gross	167,434,968	142,543,972
Allowance for doubtful accounts:
Balance at beginning of year	—	(9,817,494)
Additional provision for bad debt	(9,817,494)	—
Write-offs	—	—
Disposal of film and television business	—	9,817,494

Balance at end of year	(9,817,494)	—

Accounts receivable, net	157,617,474	142,543,972

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Accounts receivable are mainly related to the sale of game cards to distributors, initial license fees, usage based royalty fees due from licensees and film and TV distribution.

8. Equity investments

The following sets forth the changes in the Group’s equity investments:

	Chengdu Seasky	Ye Net	Zhizhu Network	Unknown Worlds	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2009	16,417,182	14,054,055	—	—	30,471,237
Investment	—	—	27,000,000	—	27,000,000
Share of (loss) / income in equity investment	(5,850,789)	226,239	(2,467,778)	—	(8,092,328)

Balance as of December 31, 2010	10,566,393	14,280,294	24,532,222	—	49,378,909
Investment	—	—	—	10,803,330	10,803,330
Share of (loss) / income in equity investment	(513,232)	889,549	(952,474)	(998,349)	(1,574,506)
Converted to controlling interest	—	(15,169,843)	—	—	(15,169,843)
Disposal of equity investment	(10,053,161)	—	—	—	(10,053,161)

Balance as of December 31, 2011	—	—	23,579,748	9,804,981	33,384,729

Investment in Chengdu Seasky

In April 2008, the Group made an investment of RMB20,735,000 in Chengdu Seasky Digital Entertainment Co., Ltd. (“Chengdu Seasky”) to acquire 20% of its equity interest. Chengdu Seasky is principally engaged in the design and development of online games in China. In January 2010, the Group received another 20% equity interest of Chengdu Seasky from its other equity holders based on certain performances target preset in the original agreement at zero consideration. As of December 31, 2010, the equity interest owned by the Group in Chengdu Seasky was 40%. In January 2011, the Group transferred the 40% equity interest to an officer of Chengdu Seasky, for a total consideration of RMB9,934,500.

Investment in Ye Net

In April 2009, the Group made an investment of approximately RMB15.0 million in Ye Net to acquire 30% of its equity interest. In January 2011, the Group started to consolidate Ye Net as it acquired additional equity interest in Ye Net and obtained unilateral control of Ye Net. See Note 10(6) for more details.

Investment in Zhizhu Network

In April 2010, the Group made an investment of RMB27.0 million in Beijing Zhizhu Network Technology Co., Ltd. (“Zhizhu Network”), a related party, to acquire 20% of its equity interest.

Investment in Unknown Worlds

In August 2011, the Group made an investment of RMB10,803,330 in Unknown Worlds Entertainment, Inc. (“Unknown Worlds”) to acquire 40% of its equity interest.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

9. Property, equipment and software, net

	December 31, 2010	December 31, 2011
	RMB	RMB
Office building	83,103,505	933,344,157
Office furniture	14,141,806	16,380,361
Computers & office equipment	73,891,161	109,621,774
Game servers	187,738,102	222,998,741
Motor vehicles	11,699,697	4,893,510
Office improvement	—	120,578,379
Leasehold improvement	40,405,050	49,466,562
Software	41,640,017	46,944,492

Total	452,619,338	1,504,227,976
Less: Accumulated depreciation	(146,370,369)	(244,377,478)

Net book value	306,248,969	1,259,850,498

The depreciation expenses for property, equipment and software were RMB33,685,717, RMB70,948,008 and RMB122,235,919 for the years ended December 31, 2009, 2010 and 2011, respectively.

10. Business combination

(1) InterServ Caymans and its two PRC subsidiaries

In February 2009, the Group acquired a 100% equity interest in InterServ Caymans from InterServ, for an aggregate purchase price of approximately RMB158,786,000. Upon consummation of the transaction, InterServ Caymans and its two PRC subsidiaries, InterServ Shanghai and Chengdu PW Software, became the Group’s wholly owned subsidiaries. The main purpose of the acquisition is to further diversify the Group’s game pipeline and further strengthen the Group’s solid research and development capability. The purchase price was determined based on arms’ length negotiations between the Company and InterServ.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Based on the assessment on all the acquired companies’ financial performance made by the Group, none of the acquired company on its own or in total is considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

(2) PW Pictures

In August 2008, the Group made an investment of RMB3,000,000 for 10% interest in Perfect World (Beijing) Pictures Co., Ltd., or PW Pictures, formerly known as Beijing Perfect World Cultural Communication Co., Ltd., or PW Cultural, a newly established Chinese media and entertainment company and principally engages in film and television business. The Group accounted for the RMB3,000,000 using the cost method of accounting. In April 2009, the Group further entered a capital increase and share transfer agreement with the other equity holder of PW Pictures, to acquire additional equity interest from the other equity holder for a consideration of RMB17,800,000. In addition, the Group also injected RMB52,200,000 capital into PW Pictures in conjunction with the agreement. The Group holds 89% equity in PW Pictures after this transaction. As the Group obtained unilateral control of PW Pictures on the acquisition date, it started to consolidate PW Pictures’ financial statements thereafter. According to the agreement, the Group is required to transfer up to 19% of its equity interest in PW Pictures to the non-controlling interest holder should the profit of the existing film projects acquired achieve certain predetermined profit target. In December 2009, the Group transferred 9% equity in PW Pictures to the non-controlling interest holder of PW Pictures for free based on the performance achieved of the acquired film projects. As of December 31, 2009, the Group held 80% equity interest in PW Pictures. The Group recognized the non-controlling interest based on their equity interest and the fair value of contingent interest transfer on the acquisition date and the subsequent settlement was accounted for within equity. No additional equity interest adjustment needs to be made under the agreement.

The excess of (i) the total of the value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of previously held equity interest in PW Pictures over (ii) the fair value of the identifiable net assets of PW Pictures was recorded as goodwill relating to film, television and others segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Based on the assessment on the acquired company’s financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

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

In August 2011, the Group sold its film and television business to a related party, for detail of this transaction, please see Note 11.

(3) C&C Media

In April 2010, the Group invested approximately RMB143,490,000 to acquire 100% equity interest of C&C Media Co., Ltd. (“C&C Media”) and its subsidiary CCO Co., Ltd. (“CCO”). Upon consummation of the transaction, C&C media became the Group’s wholly owned subsidiary. The main purpose of the acquisition is to capture the online game growth opportunities in Japan. The purchase price was determined based on arms’ length negotiations between the Group and the equity holders of C&C Media.

The acquisition had been accounted for as a business combination and the results of operations of C&C Media from the acquisition date have been included in the Group’s consolidated financial statements. The allocation of the purchase price is as follows:

	RMB (in thousand)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	(11,186)
Identifiable intangible assets:
Trade name	11,875	Indefinite
Game licenses	12,240	2.16
Others	2,918	1.74

Identifiable net assets acquired (a)	15,847

Cash consideration (b)	143,490
Goodwill (b-a)	127,643
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	6,181

Goodwill	133,824

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Based on the assessment on the acquired companies’ financial performance made by the Group, none of the acquired company on its own or in total is considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

(4) Runic Games

In May 2010, the Group invested approximately RMB57,349,000 to acquire 74.47% equity interest in Runic Games Inc. (“Runic Games”). As the Group obtained unilateral control of Runic Games on the acquisition date, it started to consolidate Runic Games’ financial statements thereafter. The main purpose of the acquisition is to further enhance the Group’s strong R&D capabilities, and leverage Runic Games’ creative and professional development team to create global titles through enhanced control and a closer collaboration. The purchase price was determined based on arms’ length negotiations between the Group and Runic Games.

The excess of (i) the total of the value of consideration transferred and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of Runic Games was recorded as goodwill related to online game segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousand)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	49,696
Identifiable intangible assets:
IPR&D	17,205	Note 3	(14)
Others	6,144	1.6

Identifiable net assets acquired (a)	73,045

Cash consideration (b)	57,349
Non-controlling interest at fair value (c)	19,596

Goodwill (b+c-a)	3,900
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	7,939

Goodwill	11,839

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

Based on the assessment on the acquired company’s financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(5) Xinbaoyuan and Baohong

In July 2010, the Group invested approximately RMB192,300,000 in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. (“Xinbaoyuan”) and Shanghai Baohong Entertainment and Media Co., Ltd. (“Baohong”) and took 55% equity interest in both entities. Total consideration of RMB192,300,000 comprised (i) RMB110,000,000 in cash and (ii) up to RMB82,300,000 contingent consideration would be paid in 2011. Based on the investment agreement, the original shareholders shall be responsible for collection of certain receivables, and the contingent consideration would be paid by four installments according to the percentage of receivable collected. Contingent consideration would be adjusted if the receivables cannot be fully collected and is assessed at fair value as of the acquisition date based on the probability and timing of collection. As the Group obtained unilateral control of Xinbaoyuan and Baohong on the acquisition date, it started to consolidate Xinbaoyuan and Baohong’s financial statements thereafter. The main purpose of the acquisition is to further diversify the Group’s film and television business. The purchase price was determined based on arms’ length negotiations between the Group and the equity holders of the acquired entities.

The excess of (i) the total of the value of consideration transferred, fair value of contingent consideration and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of Xinbaoyuan and Baohong was recorded as goodwill related to film, television and others segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

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

Based on the assessment on the acquired companies’ financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

As of July 31, 2011, the Group has paid contingent consideration of RMB54,750,000 to the original shareholders of Xinbaoyuan and Baohong. In August 2011, the Group sold its film and television business to a related party, for detail of this transaction, please see Note 11.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

(6)Ye Net

In April 2009, the Group made an investment of approximately RMB15,000,000 in Ye Net to acquire 30% of its equity interest. Ye Net is principally engaged in web game development and operation. The equity interest of the Group in Ye Net was increased to 37.5% in 2010 triggered by certain key performance indicator set in the original agreement with no additional consideration paid. In January 2011, the Group acquired additional 42.5% equity interests of Ye Net triggered by certain key performance indicator set in the original agreement, for a total consideration of RMB3,000,000.

As of December 31, 2011, the Group held 80% equity interest in Ye Net. The non-controlling interest was recognized based on its acquisition date fair value, and was subsequently adjusted by attribution of net income or loss and other comprehensive income or loss based on its relative ownership interests in Ye Net. No additional equity interest adjustment needs to be made under the agreement.

In a business combination achieved in stages, the Group re-measured its previously held equity interests in Ye Net at its acquisition-date fair value using the discounted cash flow method. The excess of (i) the total of the value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of previously held equity interest in Ye Net over (ii) the fair value of the identifiable net assets of Ye Net was recorded as goodwill relating to the PRC operation segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousand)	Weighted average amortization period at the acquisition date (in years)
Intangible assets
Completed game	2,860	2.75
IPR&D	2,120	Note 3(14)
Trade name and domain name	1,380	Indefinite
Other identifiable tangible assets and liabilities	19,672

Identifiable net assets acquired (a)	26,032

Cash consideration (b)	3,000
Previous held equity interest on acquisition date (c)	15,170
Non-controlling interest (d)	8,090

Goodwill (b+c+d-a)	228
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	1,591

Goodwill	1,819

Goodwill primarily represents the expected synergies from combining operations of the Group and Ye Net, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of noncontrolling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Based on the assessment on the acquired company’s financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

(7) Cryptic Studios

In August 2011, the Group invested approximately RMB323,079,967 to acquire 100% equity interest of Cryptic Studios. Upon consummation of the transaction, Cryptic Studios became the Group’s wholly owned subsidiary. The main purpose of the acquisition is to further penetrate into the U.S. and European markets and further strengthen the Group’s well established R&D and operational capabilities globally. The purchase price was determined based on arms’ length negotiations between the Group and the equity holders of Cryptic Studios.

The acquisition had been accounted for as a business combination and the results of operations of Cryptic Studios from the acquisition date have been included in the Group’s consolidated financial statements. The allocation of the purchase price is as follows:

	RMB (in thousand)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	(1,328)
Identifiable intangible assets:
Game engine	21,717	5
Trade name and domain name	30,803	Indefinite
Complete games	55,485	4
IPR&D	47,172	Note 3(14)

Identifiable net assets acquired (a)	153,849
Cash consideration (b)	323,080

Goodwill (b)-(a)	169,231
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	28,806

Goodwill	198,037

The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill relating to the international operation segment. The goodwill is not expected to be deductible for tax purposes. No measurement period adjustment has been recorded.

Based on the assessment on the acquired companies’ financial performance made by the Group, none of the acquired company on its own or in total is considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

11. Discontinued operations

In August 2011, the Company entered into a definitive agreement to sell PW Pictures, the entity that operates the Company’s film business, to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, the Company’s Chairman and Chief Executive Officer, for a total consideration of

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

RMB360,000,000. The transaction was authorized and approved by the Board of Directors and a special committee consisting of all independent directors of the board. The Committee considered a variety of factors, including a valuation report and a fairness opinion letter provided by an international third-party appraisal firm. The transaction is expected to sharpen the Company’s focus on its core online game development and operation business and maximize shareholder value over time.

As of September 30, 2011, the Company has completed this transaction with all consideration received in cash and recorded the related gain of RMB48,813,417 in the “additional paid-in capital” account in the Consolidated Balance Sheets according to accounting guidance applicable to common control transactions. The film and television business was previously presented in the Film, television and other segment.

The Consolidated Balance Sheets as of December 31, 2010 and 2011 do not reflect the assets held for sale due to the fact that the decision to dispose of the assets occurred after December 31, 2010, and the sale was completed prior to December 31, 2011. As there was no continuing cash flow from the disposed film and television business expected to be generated by the ongoing entity and the Group will not have any significant continuing involvement in the operations of the disposed film and television business after September 30, 2011, the revenues and expenses related to the operations of film and television business have been segregated from continuing operations and reported as discontinued operations for all periods. Following are revenues and pretax income / (loss) from the discontinued operations:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Revenues	49,804,306	86,793,020	13,009,388
Pretax income / (loss) of discontinued operations	5,320,519	(32,073)	1,720,926

Following are the carrying amounts of the major classes of assets and liabilities included as part of a disposal group as of disposal day:

July 31, 2011
RMB
Cash and cash equivalents	66,898,895
Prepayment and other assets	117,627,699
Film and television cost	53,078,416
Other current assets	22,754,008
Goodwill	227,355,604
Other non-current assets	12,427,865

Total assets	500,142,487

Received in advance	53,696,800
Accrued expenses and other liabilities	44,643,844
Other current liabilities	6,965,694

Total liabilities	105,306,338

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

12. Intangible assets, net

	As of December 31, 2010			As of December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	RMB	RMB	RMB	RMB	RMB	RMB
Copyrights	55,192,452	(12,974,987)	42,217,465	71,586,613	(24,213,208)	47,373,405
Game engine	15,149,890	(6,312,453)	8,837,437	35,649,330	(10,703,646)	24,945,684
Non-compete agreements.	34,675,400	(13,130,016)	21,545,384	27,919,584	(18,983,614)	8,935,970
Trade mark	27,058,383	(15,034,710)	12,023,673	58,981,805	(15,341,378)	43,640,427
Customer relationship	7,213,530	(6,755,147)	458,383	7,213,530	(7,213,530)	—
Completed game	6,144,570	(2,400,223)	3,744,347	65,239,189	(14,209,978)	51,029,211
IPR&D	17,204,796	—	17,204,796	62,600,828	—	62,600,828
Online game product development costs	29,502,827	(985,233)	28,517,594	42,019,604	(7,810,565)	34,209,039
Others	5,393,000	(1,477,308)	3,915,692	1,673,000	(1,214,075)	458,925

Total	197,534,848	(59,070,077)	138,464,771	372,883,483	(99,689,994)	273,193,489

Amortization expenses for the intangible assets were RMB31,374,058, RMB25,047,694 and RMB47,793,828 for the years ended December 31, 2009, 2010 and 2011, respectively. The accelerated amortization expense resulting from the change in the estimated useful life of certain intangible assets acquired from InterServ recorded during the year ended December 31, 2009 was RMB17,459,000 (See Note 3(14)).

The estimated amortization expenses for the above intangible assets for future annual periods:

	For the years ended December 31,
	2012	2013	2014	2015	2016 and thereafter
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	50,546,782	57,654,443	50,240,067	37,211,256	34,225,498

13. Goodwill

The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Group’s acquisition. The changes in the carrying value of goodwill by segment are as follows:

	Online Game Related Operation		Film, Television and Others	Total
	PRC	International
	RMB	RMB	RMB	RMB
Balance as of December 31, 2009	110,606,000	—	5,650,000	116,256,000
Increase in goodwill related to acquisition	—	145,663,228	221,705,604	367,368,832
Impairment losses	—	—	—	—

Balance as of December 31, 2010	110,606,000	145,663,228	227,355,604	483,624,832

Increase in goodwill related to acquisition	1,818,861	198,036,541	—	199,855,402
Disposal	—	—	(227,355,604)	(227,355,604)
Impairment losses	—	—	—	—
Currency translation adjustment	—	10,203,883	—	10,203,883

Balance as of December 31, 2011	112,424,861	353,903,652	—	466,328,513

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Under PRC segment, the Group identified two reporting units for goodwill impairment testing, including client-based online games and lighter games. Under international segment, the Group identified the following three reporting units for goodwill impairment testing: Runic Games, C&C Media and PW USA including Cryptic Studios. The Group engaged an independent valuation firm to perform goodwill impairment tests of the client-based online games, C&C Media and PW USA reporting units, and independently performed impairment tests for the remaining reporting units. As a result of impairment tests conducted, the Group concluded that the goodwill in the reporting units was not impaired as of December 31, 2011.

14. Short-term bank loans

In August 2011, the Group entered into a loan agreement with a bank whereby on August 19, 2011 the Group effectively pledged certain time deposits with a total amount of RMB177,688,627 to secure a bank loan, totaling US$24,000,000 and bearing interest at 2.65% per annum over 3-month London Inter-Bank Offered Rate (“LIBOR”). The bank loan will be repaid on or before August 19, 2012.

In August 2011, the Group entered into a loan agreement with a bank whereby on August 5, 2011 the Group effectively pledged certain time deposits with a total amount of RMB355,000,000 to secure a bank loan, totaling US$50,000,000 and bearing interest at 2.32% per annum over 3-month LIBOR. The bank loan will be repaid on or before August 5, 2012.

In August 2011, the Group entered into a standby letter of credit with a bank whereby on August 17, 2011, the Group effectively pledged certain time deposits with a total amount of RMB120,000,000 to secure a bank loan, totaling US$15,000,000 and bearing interest at 3.5% per annum over 3-month LIBOR. The bank loan will be repaid on or before August 17, 2012.

15. Accrued expenses and other liabilities

	December 31, 2010	December 31,2011
	RMB	RMB
Professional fee accruals	10,380,231	17,212,271
Accrued expenses	20,548,257	37,748,816
Sales rebates	5,608,626	3,334,081
Contingent consideration for acquisition (Note 10(5))	81,729,472	—
Payables to employees relating to exercise of options	4,700,100	2,422,823
Others	8,613,997	7,945,133

Total	131,580,683	68,663,124

16. Others, net

The following table summarizes the Group’s other income or expenses:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Government financial incentives	9,437,000	25,083,207	41,019,039
Exchange loss	(1,298,050)	(5,802,680)	(7,994,077)
Expired game prepaid cards	—	—	10,647,183
Others	2,287,224	(4,099,017)	10,498,893

Total	10,426,174	15,181,510	54,171,038

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Government financial incentives are financial benefit granted to certain enterprises by the municipal government to encourage business development in local area. These government financial incentives are calculated with reference to either the group companies’ taxable income or revenue, as the case may be. In order to be eligible for certain government financial incentives, the Group must meet a number of criteria, both financial and non-financial. In addition, the Group’s qualification is further subject to the discretion of the municipal government to immediately eliminate or reduce these financial incentives. As there is no further obligation for the Group to perform to encourage companies’ business development, government financial incentives are recognized as other income when received.

17. Ordinary shares

Shares Repurchase Program

In October 2008, the Group’s Board authorized an ADS repurchase program to repurchase up to US$100 million of the Company’s ADSs (each ADS represents five ordinary shares) from October 2008 to October 2009. The following is a summary of the Company’s repurchase activity in the open market during 2008 and 2009:

	For the years ended December 31,
	2008	2009
	US$ (except for share data)	US$ (except for share data)
Total number of shares repurchased	202,725	8,213,235
Cost	669,483	19,999,746
Average price paid per ordinary share	3.30	2.44

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

In March 2011, the Group’s Board authorized an ADS repurchase program to repurchase up to US$100 million of the Company’s ADSs from March 2011 to March 2012. The following is a summary of the Company’s repurchase activity in the open market during 2011:

For the year ended December 31, 2011
US$ (except for share data)
Total number of shares repurchased	21,832,745
Cost	69,301,654
Average price paid per ordinary share	3.17

All the repurchased shares were cancelled by the year ended December 31, 2011.

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

Share Options

(1) Service-based share options

The Company granted 640,800, 6,569,700 and 6,075,650 serviced-based share options to its officers (including directors) and employees for the years ended December 31, 2009, 2010 and 2011, respectively. These awards generally vest over a four year term, the vesting schedule of each share option award is determined by the Board of Directors.

Share-based compensation expenses related to service-based share options of RMB40,564,834, RMB66,217,308 and RMB80,939,792 were recognized in the Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, respectively, net of capitalized service-based compensation expenses. The unamortized compensation costs related to unvested awards not yet recognized were RMB143,480,593 as of December 31, 2011, adjusted for estimated forfeitures, and the weighted average period over which it would be recognized was 2.54 years. Tax benefit realized from tax deductions associated with the Group’s US employees’ service-based option exercises for the years ended December 31, 2009, 2010 and 2011 were Nil, RMB1,184,528, and RMB102,940, respectively. Service-based compensation expenses capitalized as part of online game product development costs for the years ended December 31, 2009, 2010 and 2011 were Nil, RMB1,413,056 and RMB561,729, respectively.

In March 2009, the Company’s Board of Directors approved an option modification to adjust the exercise prices for certain outstanding service-based share options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

the closing price of the Company’s ADSs traded on the Nasdaq as of March 2, 2009, which was the last trading day prior to the board approval. 16 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company would recognize a modification charge for the incremental compensation cost of RMB3,863,060 over the remaining vesting periods of two years to four years for the modified share options.

In August 2010, the Company’s Board of Directors approved an option modification to adjust the exercise prices for certain outstanding service-based share options that were granted by the Company in 2009 and 2010 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company’s ADSs traded on the Nasdaq as of August 19, 2010, which was the last trading day prior to the board approval. 1,989 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company would recognize a modification charge for the incremental compensation cost of RMB13,552,762 over the remaining vesting periods of three years to four years for the modified share options.

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2011, and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2011	17,662,305	2.06	2.54	47,105,880
Granted	6,075,650	4.09
Exercised	(1,337,440)	0.48
Forfeited or cancelled	(848,935)	4.53

Outstanding as of December 31, 2011	21,551,580	2.63	2.29	16,124,205

Vested and expected to vest as of December 31, 2011	20,791,475	2.57	2.24	16,057,556
Exercisable as of December 31, 2011	10,692,935	0.95	0.88	15,172,076

No option expired during years ended December 31, 2009, 2010 and 2011.

The weighted-average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 were RMB19.59 (US$2.87) per option, RMB25.67 (US$3.79) per option and RMB12.13 (US$1.88), respectively.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 were RMB262,753,218, RMB58,397,921 and RMB21,207,817, respectively. The intrinsic value is calculated as the difference between the Company’s closing stock price on the date of exercise and the exercise price of the shares. The Company expects to issue new ordinary shares to satisfy share option exercises.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2009	2010	2011
Risk-free interest rates (%)(1)	1.80%-1.94%	0.96%-1.93%	0.41%-1.62%
Expected life (in years)(2)	3.61-3.65	3.51-4.26	3.20-4.25
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	57.15%-57.55%	56.01%-57.59%	54.62%-63.18%

1.	The risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.
2.	The expected life of share options granted with service condition is based on the Company’s estimation considering historical exercise patterns, which the Company believes are representative of future behavior.
3.	The Company has no history or a precise expectation of paying dividends on its common stock.
4.	Before the third quarter of 2011, the Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date. Starting from the third quarter of 2011, the Company estimates the volatility of its common stock at the date of grant based on the historical volatility of the Company’s ordinary shares over the respective expected term preceding the grant date.

(2) Performance-based share options

The Company granted 9,566,660, 838,530 and 162,000 performance-based share options to its officers and employees for the years ended December 31, 2009, 2010 and 2011. These awards are generally vested over a four year term. The performance goals and vesting schedule of these awards are determined by the Board of Directors. For those awards, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date.

Share-based compensation expenses related to performance-based share options of RMB36,679,268, RMB30,101,115 and RMB23,796,735 were recognized in the Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, respectively, net of capitalized performance-based compensation expenses. The unamortized compensation costs related to the unvested awards not yet recognized were RMB18,831,066 as of December 31, 2011, adjusted for estimated forfeitures and expected to vest performance-based options, and weighted average period over which it would be recognized was 1.78 years. Tax benefit realized from tax deductions associated with the Group’s US employees’ performance-based option exercises for the years ended December 31, 2009, 2010 and 2011 were Nil, RMB1,477,538 and RMB113,663, respectively. Performance-based compensation expenses capitalized as part of online game product development costs for the years ended December 31, 2009, 2010 and 2011 were Nil, RMB524,675 and Nil, respectively.

In March 2009, the Company’s Board of Directors approved an option modification to adjust the exercise price and vesting schedules for certain outstanding performance-based share options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company’s ADSs traded on the Nasdaq as of March 2, 2009, which was the last trading day prior to the board approval. 141 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company would recognize a modification charge for the incremental compensation cost of RMB8,996,087 over the remaining vesting periods of three years to four years for the modified options.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In August 2010, the Company’s Board of Directors approved an option modification to adjust the exercise prices for certain outstanding performance-based share options that were granted by the Company in 2009 and 2010 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company’s ADSs traded on the Nasdaq as of August 19, 2010, which was the last trading day prior to the board approval. 24 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company would recognize a modification charge for the incremental compensation cost of RMB1,761,299 over the remaining vesting periods of three years to four years for the modified share options.

The summary of performance-based share options activities under the Share Incentive Plan as of December 31, 2011 and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2011	10,687,395	2.03	2.90	28,821,035
Granted	162,000	4.11
Exercised	(393,440)	1.93
Forfeited or cancelled	(1,372,740)	2.01

Outstanding as of December 31, 2011	9,083,215	2.00	1.91	4,026,742

Vested and expected to vest as of December 31, 2011	8,688,021	2.07	1.98	3,918,445
Exercisable as of December 31, 2011	3,502,350	1.80	1.54	2,499,846

No option expired during the years ended December 31, 2009, 2010 and 2011.

The weighted-average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 were RMB6.06 (US$0.89) per option, RMB20.23 (US$2.99) per option and RMB11.82 (US$1.83) per option, respectively. The Company expects to issue new ordinary shares to satisfy share option exercises.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 were RMB3,138,650, RMB16,194,011 and RMB5,598,671. The intrinsic value is calculated as the difference between the Company’s closing stock price on the date of exercise and the exercise price of the shares.

The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2009	2010	2011
Risk-free interest rates (%)(1)	1.49%-2.05%	0.96%-1.93%	0.56%-1.62%
Expected life (in years)(2)	3.51-4.59	3.64-4.26	3.65-4.25
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	49.87%-57.75%	56.01%-57.18%	54.62%-63.18%

1.	The risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2.	The expected life of share options granted with performance condition is based on the Company’s estimation considering historical exercise patterns, which the Company believes are representative of future behavior.
3.	The Company has no history or a precise expectation of paying dividends on its common stock.
4.	Before the third quarter of 2011, the Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date. Starting from the third quarter of 2011, the Company estimates the volatility of its common stock at the date of grant based on the historical volatility of the Company’s ordinary shares over the respective expected term preceding the grant date.

Restricted Shares

In addition to share options, share-based compensation expenses arose from 6,928,570 restricted shares awarded by principal shareholders in September 2006 to the Chief Technology Officer which were vested over four years term. For purposes of recording compensation expense, this grant was treated as if it was awarded by the Company. The ordinary shares were awarded to the Chief Technology Officer for his contributions of certain management, technology and technological expertise since the inception of the Company. These ordinary shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award. These ordinary shares were not included in the Company’s revised share incentive plan.

There were no service-based or performance-based restricted shares granted in 2009, 2010 and 2011.

Accordingly, share-based compensation expenses related to services-based restricted shares of RMB644,691, RMB466,980 and Nil were recognized in the Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, respectively. There was no share-based compensation expense related to performance-based restricted shares recognized in the Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011.

As of December 31, 2011, all restricted shares were fully vested.

The total fair value of shares vested for the years ended December 31, 2009, 2010 and 2011 were RMB70,524,798, RMB51,465,591 and Nil, respectively.

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

The Group’s sales proceeds to be collected from its online game operation in Japan are subject to consumption tax at a rate of 5%.

b. Business tax

The Group’s subsidiaries and VIEs incorporated in China are subject to a 5% business tax on revenues generated from online game. In addition, the Group’s subsidiaries and VIEs incorporated in China are also subject to certain surcharges on revenues for city construction and education. Business tax and the related surcharges are recognized when the revenue is earned.

According to the applicable tax rules and regulations, revenues generated from software development and relevant technology consulting services, being a technology development business may enjoy business tax exemption.

c. Income taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries in Cayman Islands and British Virgin Islands are not subject to tax on their income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States

PW USA, Runic Games and Cryptic Studios are subject to a corporate income tax rate ranging from 15% to 35% at federal level and, in some instance, subject to tax at state level. State tax rates vary by jurisdiction.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by PW Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Malaysia

PW Malaysia engages in offshore licensing activity. It is subject to a fix amount corporate income tax MRT20,000 a year.

Taiwan

The Group’s subsidiary established in Taiwan is subject to 17% corporate income tax rate (taxable income up to TWD120,000 is exempt).

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Netherlands

PW Europe in Netherlands engages in intra-group licensing and local sales and marketing. As of January 1, 2011, the standard CIT rate is 25%. A lower rate of 20% applies to up to EUR200,000 of taxable income.

Japan

The total corporate income tax burden (i.e. effective tax rate) is 40.7% for C&C Media and CCO in Japan.

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

PW Network has been qualified as “high and new technology enterprise” under the new CIT law from 2008 to 2013 and maintained its “software enterprise” status from 2008 to 2011. PW Network elected to enjoy the preferential tax treatment as the “software enterprise.” Therefore, PW Network was entitled to the tax exemption in 2008 and a 50% income tax reduction to a rate of 12.5% from 2009 to 2011. PW Network will enjoy a preferential tax rate of 15% from 2012 to 2013 as a “high and new technology enterprise.”

PW Software has been qualified as “high and new technology enterprise” from 2008 to 2013. Therefore, PW Software was entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable CIT rate of 15% from 2010 to 2012. PW Software will enjoy a preferential tax rate of 15% in 2013 as a “high and new technology enterprise.”

Shanghai PW Network has been qualified as “software enterprise” status from 2009 to 2011. Shanghai PW Network achieved cumulative taxable income for the year ended December 31, 2009. Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and would be subject to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013, provided that it continues to be qualified as a “software enterprise” during such period.

PW Digital Software and PW Digital have been qualified as “software enterprise” status in 2010 and 2011. PW Digital Software and PW Digital achieved cumulative taxable income for the year ended December 31, 2010. Therefore, PW Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and would be subject to a 50% income tax reduction to a rate of 12.5% from 2012 to 2014, provided that they continue to be qualified as a “software enterprise” during such period.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Chengdu PW Network has been qualified as “software enterprise” status in 2010 and 2011. It achieved cumulative taxable income for the year 2011. It is entitled tax exemption for 2011 and 2012 followed by 50% income tax reduction to a rate of 12.5% from 2013 to 2015, provided that it continues to be qualified as a “software enterprise” during such period.

Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software, PW Digital and Chengdu PW Network, the Group’s other major China-based subsidiaries and VIEs are subject to a 25% CIT rate.

Withholding tax on undistributed dividends

New CIT law imposes a withholding tax for any dividends to be distributed. All the foreign invested enterprises are subject to the withholding tax from January 1, 2008. According to accounting guidance applicable to undistributed earnings, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

Pursuant to the new CIT law and the Implementing Rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises. A lower withholding tax rate will be applied if there is a tax treaty arrangement between China and the jurisdiction of the foreign holding companies, such as Hong Kong, which will be taxed at 5%. PW Software, Shanghai PW Software and PW Game Software are invested by immediate foreign holding company in Hong Kong. As a result, dividend declared by the Group’s PRC subsidiaries is subjected to the withholding tax at a rate of 5%. In the fourth quarter of 2008, to fund the Company’s share repurchase program, PW Software decided to declare dividend for the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, a 5% withholding tax of RMB26.0 million was accrued and recorded as deferred tax liabilities as of December 31, 2008.

The Group continued to accrue withholding tax of RMB19,744,931 in the first two quarters of 2009. In the third quarter of 2009, the Board of Directors decided that the Group would not distribute any profit out of PW Software upon the expiration of the 2008 share repurchase program and would retain such profit within PRC to reinvest in its PRC operations indefinitely. Therefore, no withholding income tax was accrued thereafter.

In the third quarter of 2011, the Board of Directors approved a change in the Group’s dividend policy to reflect the Group’s intention to distribute part of the earnings of the Group’s PRC subsidiaries to PW Hong Kong, from time to time, for eventual dividend payments to the Company’s shareholders. As such, a withholding tax of RMB76,380,924 was accrued and recorded as deferred tax liabilities as of December 31, 2011 for all undistributed earnings of the Group’s PRC subsidiaries from July 1, 2009 to December 31, 2011. The Company will continue to accrue and record the withholding income tax for all undistributed earnings earned in the future years under this adjusted dividend policy.

The license fees and royalties received from the Group’s licensees in various jurisdictions outside of the PRC are subject to withholding taxes at rates ranged from 0% to 20%. The Group recognized RMB34,617,375, RMB26,380,188 and RMB20,321,733 as income tax expense related to withholding taxes during the years ended December 31, 2009, 2010 and 2011, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Components of income taxes

	For the years ended December 31,
	2009		2010		2011
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB	RMB	RMB
Current income tax expense	2,420,685	11,319,861	23,177,519	38,222,762	8,905,442	68,669,388
Deferred income tax (credit) / expense	(3,788,920)	2,743,411	(6,335,583)	7,551,446	(12,408,199)	(164,833)
Foreign withholding tax expense	19,996,289	14,621,086	14,055,414	12,324,774	11,297,575	9,024,158
PRC withholding tax on undistributed earnings	19,744,931	—	—	—	76,380,924	—

Income tax expense	38,372,985	28,684,358	30,897,350	58,098,982	84,175,742	77,528,713

Reconciliation of the difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Effect on tax incentive and holiday	(24.1)%	(17.9)%	(16.0)%
Effect due to tax-exempt entities	(0.2)%	0.1%	0.4%
Change in valuation allowance	0.7%	2.5%	1.3%
Effect of the overseas withholding taxes	3.2%	2.9%	1.8%
Effect of the PRC withholding tax on undistributed earnings	1.8%	0%	6.7%
Effective on permanent difference	(1.3)%	(2.1)%	(0.9)%
Others	1.0%	(0.8)%	(4.1)%

Effective income tax rate	6.1%	9.7%	14.2%

The following table sets forth the computation of the effects of the tax incentive and holidays granted to the subsidiaries and VIEs of the Company for the years ended December 31, 2009, 2010 and 2011, respectively:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Effect of tax incentive and holiday	265,317,929	164,043,428	182,757,137
Basic net earnings per ordinary share effect	1.05	0.66	0.75

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

d. Deferred tax assets and deferred tax liabilities

	December 31, 2010	December 31, 2011
	RMB	RMB
Deferred tax assets:
Foreign withholding tax	1,309,990	1,242,505
Net operating loss carryforwards	32,744,011	75,807,559
Current reserves and accruals	8,897,918	9,257,387
Depreciation and amortization	668,776	4,684,389
R&D Credit	—	15,626,769
Others	2,824,941	38,689,870

Total deferred tax assets	46,445,636	145,308,479
Less: Valuation allowance	(34,355,314)	(51,217,697)

Total deferred tax assets net off valuation allowance	12,090,322	94,090,782
Deferred tax liabilities:
PRC withholding tax on undistributed earnings	19,637,071	96,017,995
Intangible assets arisen from business combination	14,140,077	39,851,028
Others	13,260,250	10,795,393

Total deferred tax liabilities	47,037,398	146,664,416

Net deferred tax assets (liabilities)	(34,947,076)	(52,573,634)

The net operating loss carryforwards are resulting from operating losses of some subsidiaries and VIEs of the Group that had losses at their individual entity level.

As of December 31, 2011, the Group’s U.S. subsidiaries, primary Cryptic Studios acquired in August 2011, had federal and state net operating loss carryforwards of approximately RMB61,730,245 and RMB106,696,031, respectively, to offset future taxable income. The federal and state net operating loss carryforwards, if not utilized, will expire beginning in 2030 and 2031, respectively. The Group’s U.S. subsidiaries, primary Cryptic Studios acquired in August 2011, had federal and state R&D credit carryforwards of RMB7,239,051 and RMB9,891,577, respectively, to offset future tax liability. The federal R&D credit, if not utilized, will expire beginning 2030. Federal and California tax laws impose restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined in Section 382 of the Internal Revenue Code. The Company’s ability to utilize its net operating loss carryforwards are subject to limitations under these provisions.

Movement of valuation allowance

	For the years ended December 31,
	2010	2011
	RMB	RMB
Balance at beginning of the year	10,944,625	34,355,314
Current year addition	23,829,975	19,768,409
Current year reversal	(419,286)	(2,906,026)

Balance at end of the year	34,355,314	51,217,697

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

20. Employee benefits

The Group is required to accrue monthly for staff welfare benefits for the full-time employees of its subsidiaries and the consolidated variable interest entities incorporated in the PRC and make contributions to the government and relevant state sponsored pension and medical plans with all the amounts accrued. Such staff welfare benefits include medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund and are determined based on certain percentages of the employees’ respective salaries in accordance with relevant regulations. The amount of such cash contributions may increase due to the Group’s expanding workforce as the Group grows its business or increase wage levels. However, the Group does not expect that such increase will have a material effect on its liquidity. The total amounts charged to the statements of operations for such employee benefits amounted to approximately RMB46,012,764, RMB86,753,359 and RMB118,050,608 for the years ended December 31, 2009, 2010 and 2011, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Group’s obligation is limited to the amounts contributed.

21. Net earnings per share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2009, 2010 and 2011:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Numerator:
Income from continuing operations, net of tax	1,033,606,446	827,869,318	983,672,251
Income from discontinued operations, net of tax	3,594,953	12,831,455	314,164

Net income attributable to ordinary shareholders	1,037,201,399	840,700,773	983,986,415

Denominator:
Weighted-average number of ordinary shares outstanding, basic	252,138,828	250,232,543	243,765,093
Effect of dilutive share options	16,865,538	14,585,833	11,615,234

Weighted-average number of ordinary shares outstanding, diluted	269,004,366	264,818,376	255,380,327

Net earnings per ordinary share, basic
Continuing operations	4.10	3.31	4.04
Discontinued operations	0.01	0.05	0.00

Total earnings per ordinary share, basic	4.11	3.36	4.04

Net earnings per ordinary share, diluted
Continuing operations	3.85	3.12	3.85
Discontinued operations	0.01	0.05	0.00

Total earnings per ordinary share, diluted	3.86	3.17	3.85

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

For the years ended December 31, 2009, 2010 and 2011, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 584,614, 7,385,903, and 11,553,019, respectively.

22. Segment Information

In August 2011, the Group sold its film and television business segment to a related party. Accordingly, the results of operations for film and television business have been reclassified as discontinued operations for all periods presented. Subsequent to the sale of film and television business, the Group focused on its core online game development and operation business. Along with the expansion of the Group’s overseas online game operations and continuous growth of revenues and profits in foreign countries during 2011, the Group has determined that it operates in two principal operating segments: 1) PRC operations and 2) International operations. Information regarding the business segments provided to the Company’s CODM is usually at the revenue level or segment cost and operating expenses level. The Group currently does not allocate assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following table presents summary information by segments for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31, 2009
	PRC	International	Intercompany Eliminations	Consolidated
	RMB	RMB	RMB	RMB
Revenues	2,019,633,888	129,296,831	(54,372,353)	2,094,558,366
Segment cost and operating expenses	(804,695,603)	(265,352,080)	54,772,012	(1,015,275,671)

Segment operating profit	1,214,938,285	(136,055,249)	399,659	1,079,282,695
Total other income				21,381,094

Income before tax				1,100,663,789

	For the year ended December 31, 2010
	PRC	International	Intercompany Eliminations	Consolidated
	RMB	RMB	RMB	RMB
Revenues	1,996,724,811	420,735,761	(33,820,033)	2,383,640,539
Segment cost and operating expenses	(1,098,951,450)	(428,316,410)	22,021,905	(1,505,245,955)

Segment operating profit	897,773,361	(7,580,649)	(11,798,128)	878,394,584
Total other income				35,739,651

Income before tax				914,134,235

	For the year ended December 31, 2011
	PRC	International	Intercompany Eliminations	Consolidated
	RMB	RMB	RMB	RMB
Revenues	2,370,344,808	613,625,868	(534,019)	2,983,436,657
Segment cost and operating expenses	(1,382,409,050)	(583,704,012)	5,962,948	(1,960,150,114)

Segment operating profit	987,935,758	29,921,856	5,428,929	1,023,286,543
Total other income				118,518,084

Income before tax				1,141,804,627

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

Geographic information for the years ended December 31, 2009, 2010, and 2011 is based on the location of the customers. Revenues from external customers by geographic areas were as follows:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Domestic	1,750,635,902	1,750,315,088	2,123,070,915
North America	129,296,834	266,168,245	372,860,848
Other international regions	214,625,630	367,157,206	487,504,894

Total	2,094,558,366	2,383,640,539	2,983,436,657

The Group’s majority long-lived assets are located in the PRC, no geographic information are presented.

23. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2011:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. (“Jiuzhou Tianyuan”)	Equity owner of PW Network
Beijing Ever Joy Pictures Co., Ltd.	Under the control of Mr. Michael Yufeng Chi
PW Pictures	Under the control of Mr. Michael Yufeng Chi
SB Asia Investment Fund II L.P. (“SAIF”)	One of the Company’s Independent Directors is the Partner of SAIF
Zhizhu Network	An investee of the Company
Unknown Worlds	An investee of the Company

During the years ended December 31, 2009, 2010 and 2011, significant related party transactions were as follows:

	For the years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Share repurchase from SAIF	358,290,214	—	—
Cash collection on behalf of Ye Net*	2,983,896	1,073,284	—
To acquire additional equity in PW Pictures from Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd. (“Jiuzhou Kaiyuan”)**	17,800,000	16,885,051	—
Short-term loan to Jiuzhou Tianyuan	6,980,000	—	—
Equity investment in Zhizhu Network***	—	27,000,000	—
Short-term loan to Zhizhu Network***	—	2,500,000	—
Transfer domain name of 178.com to Zhizhu Network***	—	—	—
Marketing services provided by Zhizhu Network***	—	1,422,500	2,242,500
Proceeds on disposal of PW Pictures to Beijing Ever Joy Pictures Co., Ltd.****	—	—	360,000,000
Long-term loan to Unknown Worlds	—	—	7,561,080
Office rental income from PW Pictures	—	—	138,074

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

As of December 31, 2010 and 2011, outstanding amount due from/to related parties were as follows:

	December 31, 2010	December 31, 2011
	RMB	RMB
Prepayment to Zhizhu Network for marketing service***	2,127,500	40,000
Long-term loan to Unknown Worlds	—	7,561,080

Total	2,127,500	7,601,080

Due to Ye Net for investment fund*	4,832,000	—
Due to Zhizhu Network for marketing service***	—	155,000

Total	4,832,000	155,000

*	Ye Net ceased to be a related party of the Group as it became the Group’s majority-owned VIE starting January 2011. See Note 10(6) for details.
**	Jiuzhou Kaiyuan ceased to be a related party of the Group starting May 2010, as Jiuzhou Kaiyuan is under the control of one of the Company’s former Directors who has resigned from Board during May 2010.
***	The Company has re-evaluated its pre-acquisition relationship with Zhizhu Network as a result of an internal investigation authorized by the independent audit committee of the board of directors and considered Zhizhu Network was a related party at the time these transactions were consummated. Zhizhu Network was a related party due to the interest free personal loans to the shareholders of Zhizhu Network which was later used to fund the operations of Zhizhu Network provided by the Group’s CEO prior to the Group’s investments in Zhizhu Networks. The investments in, and loans and transfer of domain name to, Zhizhu Network were not previously identified and disclosed as related party transactions in the consolidated financial statements as of December 31, 2010 and for the year then ended.
****	For details of this transaction, please see Note 11.

24. Commitments and contingencies

a. Contractual commitment

Contractual commitments related to office rental, leases signed for co-location services and server rentals and leasehold improvement and building renovation are presented in the following table:

	Office Rental	Co-location & Server Rental	Leasehold Improvements & Building Renovation	Investment in Venture Capital Fund	Total
	RMB	RMB	RMB	RMB	RMB
2012	55,851,987	32,281,709	—	200,000,000	288,133,696
2013	53,300,290	—	2,027,656	—	55,327,946
2014	46,914,999	—	—	—	46,914,999
2015	46,132,072	—	—	—	46,132,072
2016	28,882,724	—	—	—	28,882,724
Thereafter	65,456,563	—	—	443,500,000	508,956,563

	296,538,635	32,281,709	2,027,656	643,500,000	974,348,000

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

In September 2011, the Group entered into a definitive agreement to invest up to RMB643.5 million in a venture capital fund over a nine-year period as a limited partner. The venture capital fund will be managed by one or several general partners unrelated to the Group and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors.

The rental expenses including server leasing rental and office rental were approximately RMB83,861,093, RMB112,619,877 and RMB142,073,341 for the years ended December 31, 2009, 2010 and 2011, respectively, and were charged to the statement of operations when incurred.

b. Contingencies

The Group is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business.

On February 2, 2012, a Chinese company unrelated to the Group sought a court order of attachment against the assets of Jiuzhou Tianyuan with an aggregate value of RMB500,000 in connection with a purported loan dispute case it brought in a local court in Beijing against Jiuzhou Tianyuan. Jiuzhou Tianyuan holds 33.3% equity interest in PW Network, our major variable interest entity, and is owned by two pre-IPO beneficial owners of the Company and Mr. Di He. Since Jiuzhou Tianyuan’s equity interest in PW Network is deemed a material asset of Jiuzhou Tianyuan, such equity interest in PW Network has been subject to a freezing order by the court pending resolution of the case. The Company engaged a PRC counsel to represent the Group’s interests in this case after the Company was made aware of the case. In April 2012, subordinating to the arbitration the Company initiated as referred to in the following, the Company obtained a freezing order from the First Intermediate People’s Court in Beijing against any other party’s disposal of the equity interests in PW Network held by Jiuzhou Tianyuan.

On March 20, 2012, Jiuzhou Tianyuan filed a case in the same Beijing local court against PW Network seeking access to financial and other information of PW Network as an equity holder of PW Network, notwithstanding that it has entered into an equity pledge agreement to pledge all its equity interests in PW Network to PW Software. As of the date of this report, the Company has provided a written notice to Jiuzhou Tianyuan to exercise call option and have one of the Group’s variable interest entities to purchase the 33.3% equity interests in PW Network held by Jiuzhou Tianyuan pursuant to the call option agreement entered into by and among PW Software, PW Network and its two equity holders in April 2007. In addition, the Company has sought arbitration at the Beijing Arbitration Commission pursuant to the equity pledge agreement entered into by and among PW Software, PW Network and its two equity holders in April 2007 with respect to the Group’s rights and interests in PW Network, including demanding Jiuzhou Tianyuan to complete the registration with the relevant administration for industry and commerce of the equity pledge agreement, which has not been completed yet.

While management currently believes that the validity of each of the VIE agreements should not be affected and resolving these claims against the Group, individually or in aggregate, will not have a material adverse impact on the Group’s ability to 100% consolidate the financial statements of PW Network since the Group can fully exercise effective control over PW Network, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. Were an unfavorable final outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the effect becomes reasonably estimable.

To the Company’s knowledge, a civil case entitled Li Hong v. Perfect World Co., Ltd., et al., Case No. 12-Cv-3741, was filed on May 10, 2012 in the United States District Court for the Southern District of New

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements—Continued

(Amounts expressed in Renminbi Yuan unless otherwise stated)

York against the Company and Mr. Michael Yufeng Chi alleging, among other things, federal securities law violations arising from alleged lack of disclosure relating to the transactions with Zhizhu Network and the sale of the Group’s film and television business to a company majority owned by Mr. Michael Yufeng Chi. The plaintiff is seeking compensatory damages and injunctive relief in the complaint filed in the court. Neither the Company nor Mr. Chi has been served. The Company will vigorously defend itself if the lawsuit is initiated. Because of the inherent uncertainties of this matter, including the early stage and lack of specific damage claims, the Company cannot estimate the range of possible losses from the case.

The Group did not record any legal contingencies as of December 31, 2011.

25. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund (see Note 3(23)) requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to approximately RMB831.3 million or 20.9% of the Company’s total consolidated net assets as of December 31, 2011. The Company requires cash resources from its PRC subsidiaries and VIEs to pay dividends to the Company’s shareholders. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings due to losses incurred by them.

26. Subsequent events

(1) Investment in a venture capital fund

In September 2011, the Group entered a definitive agreement to invest up to RMB643.5 million in a venture capital fund over a nine-year period as a limited partner. The venture capital fund will be managed by one or several general partners unrelated to the Group and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. The Group holds majorities stake in the venture capital fund and can exercise significant influence over the venture capital funds but does not obtain unilateral control over it, therefore the Group accounts its investment under the equity method of accounting. In January 2012, the Group has contributed RMB200.0 million to the venture capital fund.

(2) Dividend distribution

On March 14, 2012, the Company’s board of directors declared cash dividends in the aggregate amount of approximately US$95 million to the Company’s shareholders of record as of the close of business on April 6, 2012, at US$0.40 per Class A or Class B ordinary share, or US$2.00 per ADS, each representing five Class B ordinary shares of the Company. The dividends were distributed in cash on April 13, 2012.

(3) Short-term bank loan

In March 2012, the Group entered into a loan agreement with a bank whereby on March 30, 2012 the Group effectively pledged certain time deposits with a total amount of RMB658,715,750 to secure a bank loan, totaling US$95.0 million and bearing interest at 2.19% per annum. The bank loan will be repaid on or before March 15, 2013.