Form 20-F
period 2012-12-31
Perfect World Co., Ltd.
filed 2013-04-26
CIK 1403849

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33587

PERFECT WORLD CO., LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District
Beijing 100101, Peoples' Republic of China

(Address of principal executive offices)

Kelvin Wing Kee Lau, Chief Financial Officer
Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District
Beijing 100101, Peoples' Republic of China
Phone: (86 10) 5780-5700
Facsimile: (86 10) 5780-5713

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Class B ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Class B ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)*
*
Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing five Class B ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

29,671,195 Class A ordinary shares, par value US$0.0001 per share, and 212,376,660 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

i

INTRODUCTION

        In this annual report, except where the context otherwise requires and for purposes of this annual report only:

  •
  "we," "us," "our company," "our" and "Perfect World" refer to Perfect World Co., Ltd., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our consolidated variable interest entities;

  •
  "MMORPGs" refers to massively multiplayer online role playing games, which are interactive online games that may be played simultaneously by hundreds of thousands of game players;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

  •
  "shares" or "ordinary shares" refers to our ordinary shares, par value US$0.0001 per share, which include both Class A ordinary shares and Class B ordinary shares;

  •
  "outstanding Class B ordinary shares" and "Class B ordinary shares outstanding" refer to our Class B outstanding ordinary shares, excluding 3,426,050 Class B ordinary shares that have been issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, but are reserved in anticipation of the exercise of options under our share incentive plans;

  •
  "ADSs" refers to our American depositary shares, each of which represents five Class B ordinary shares; the ADSs are evidenced by American depositary receipts, or "ADRs;"

  •
  all references to "RMB" or "Renminbi" refer to the legal currency of China; all references to "US$," "dollars" and "U.S. dollars" refer to the legal currency of the United States; and

  •
  all share and per share data have been adjusted to reflect a 10-for-1 share split that became effective on June 19, 2007.

FORWARD-LOOKING INFORMATION

        This annual report on Form 20-F contains statements of a forward-looking nature. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "anticipates," "future," "intend," "plan," "believe," "estimate," "is/are likely to" or other similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

  •
  our ability to maintain and strengthen our position as a leading online game developer and operator in China;

  •
  our expected development and launch of additional online games;

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

        We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in "Item 3 Key Information—D. Risk Factors" of this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

        The following table presents our selected consolidated financial information. The selected consolidated statements of income and comprehensive income data for the three years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2008 and 2009 and our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues:
Online game operation revenues	1,250,960	1,879,933	2,156,258	2,708,507	2,499,419	401,184
Licensing revenues	186,218	214,625	214,981	246,823	171,564	27,538
Other revenues	—	—	12,402	28,107	99,604	15,987
Total revenues	1,437,178	2,094,558	2,383,641	2,983,437	2,770,587	444,709
Cost of revenues	(175,264)	(271,227)	(379,417)	(479,930)	(539,936)	(86,666)
Gross profit	1,261,914	1,823,331	2,004,224	2,503,507	2,230,651	358,043
Operating expenses	(584,813)	(744,049)	(1,125,830)	(1,480,221)	(1,718,871)	(275,898)
Operating profit	677,101	1,079,282	878,394	1,023,286	511,780	82,145
Total other income	22,659	21,381	35,740	118,517	151,584	24,331
Income before tax	699,760	1,100,663	914,134	1,141,803	663,364	106,476
Income from continuing operations, net of tax	646,456	1,033,606	825,138	980,099	547,245	87,838
Income / (loss) from discontinued operations, net of tax(1)	—	4,095	1,425	(37)	—	—
Net Income	646,456	1,037,701	826,563	980,062	547,245	87,838
Net (income) / loss attributable to non-controlling interests	—	(500)	14,138	3,924	(6,594)	(1,058)
Net income attributable to the Company's shareholders	646,456	1,037,201	840,701	983,986	540,651	86,780
Net Income	646,456	1,037,701	826,563	980,062	547,245	87,838
Other comprehensive (loss) / income: Foreign currency translation adjustment	(33,806)	124	(503)	5,526	(20,112)	(3,228)
Comprehensive income	612,650	1,037,825	826,060	985,588	527,133	84,610
Comprehensive (income) / loss attributable to non-controlling interests	—	(500)	14,138	3,924	(6,594)	(1,058)
Comprehensive income attributable to the Company's shareholders	612,650	1,037,325	840,198	989,512	520,539	83,552

(1)
In August 2011, we sold our film and television business to a related party to sharpen our focus on our core online game development and operation business. As a result, the film and television business is accounted for as a discontinued operations and our consolidated statements of income and comprehensive income in this annual report separates the discontinued operations from our remaining business operations for all years presented.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Cash dividend per ordinary share	—	—	—	—	2.49	0.40
Net earnings per ordinary share, basic
Continuing operations	2.30	4.10	3.31	4.04	2.26	0.36
Discontinued operations	—	0.01	0.05	0.00	—	—

Total earnings per share, basic	2.30	4.11	3.36	4.04	2.26	0.36

Net earnings per ordinary share, diluted
Continuing operations	2.18	3.85	3.12	3.85	2.23	0.36
Discontinued operations	—	0.01	0.05	0.00	—	—

Total earnings per share, diluted	2.18	3.86	3.17	3.85	2.23	0.36

Net earnings per ADS, basic
Continuing operations	11.50	20.50	16.54	20.17	11.31	1.81
Discontinued operations	—	0.07	0.26	0.01	—	—

Total earnings per ADS, basic	11.50	20.57	16.80	20.18	11.31	1.81

Net earnings per ADS, diluted
Continuing operations	10.91	19.21	15.63	19.26	11.15	1.79
Discontinued operations	—	0.07	0.24	0.01	—	—

Total earnings per ADS, diluted	10.91	19.28	15.87	19.27	11.15	1.79

Weighted average number of ordinary shares used in per share calculations:
Basic	280,987,729	252,138,828	250,232,543	243,765,093	239,119,233	239,119,233
Diluted	296,238,151	269,004,366	264,818,376	255,380,327	242,495,660	242,495,660
Amount attributable to the Company's shareholders:
Income from continuing operations, net of tax	646,456	1,033,606	827,870	983,672	540,651	86,780
Income from discontinued operations, net of tax	—	3,595	12,831	314	—	—

Net income	646,456	1,037,201	840,701	983,986	540,651	86,780

Share-based compensation cost included in:
Cost of revenues	(3,000)	(4,984)	(6,938)	(6,362)	(4,570)	(734)
Research and development expenses	(22,366)	(36,730)	(37,481)	(47,533)	(34,819)	(5,589)
Sales and marketing expenses	(4,733)	(7,291)	(13,079)	(15,228)	(10,112)	(1,623)
General and administrative expenses	(19,801)	(28,884)	(39,287)	(35,613)	(21,644)	(3,474)

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,333,076	1,567,165	1,387,621	2,150,213	799,633	128,350
Total assets	2,562,288	3,009,017	4,405,329	5,651,989	5,797,006	930,483
Total liabilities	896,686	693,467	1,045,741	1,666,580	1,785,206	286,545
Total shareholders' equity	1,665,602	2,315,550	3,359,588	3,985,409	4,011,800	643,938
Total liabilities and shareholders' equity	2,562,288	3,009,017	4,405,329	5,651,989	5,797,006	930,483

Exchange Rate Information

        Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the exchange rate on December 31, 2012 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 19, 2013, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.1772 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8294	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.3849	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
Full year	6.2301	6.2990	6.3879	6.2221
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1926	6.2078	6.1720

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

        We commenced our game development business in 2004 and launched our first MMORPG, Perfect World, in China in January 2006. As of the date of this annual report, we have launched a number of MMORPGs and one online casual game in China since September 2006. In North America and Europe, through our subsidiaries, Perfect World Entertainment Inc., or PW USA, and Perfect World Europe B.V., or PW Europe, we operate a number of our own games including some games developed by our wholly owned U.S. based subsidiary Cryptic Studios, Inc., or Cryptic Studios, as well as several games that we licensed from other developers. In Japan, we operate a number of our own games and some games licensed from other developers, all of which through C&C Media Co., Ltd., or C&C Media, our wholly owned subsidiary in Japan. In Southeast Asia, through our subsidiary Perfect Online Holding Limited, or PW Hong Kong, we operate several of our own games. In Korea, we operate one of our own games through our wholly owned subsidiary NGL Co., Ltd., or NGL. We have a limited relevant operating history for you to evaluate our global business, financial performance and prospects. We may not be able to achieve similar growth rate or game development pace in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks and difficulties frequently encountered by companies entering rapidly evolving markets, including the online game market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have adopted an item-based revenue model for all but one of our self-developed online games and intend to apply this revenue model to most of our new online games. This revenue model may have a negative impact on our financial condition and results of operations.

        We have adopted an item-based revenue model for all of our self-developed online games except for our first MMORPG, Perfect World, for which we use a time-based model whereby players are charged for their playing time. Going forward, we intend to continue applying the item-based model to most of the new online games that we operate.

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

        Our revenue recognition policy for the item-based online games entails our best estimates of the lives of various items associated with each of our item-based games. As we adopted the item-based revenue model beginning in September 2006, we have a limited operating history and data for our item-based online games on which to base our revenue recognition policy for such games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated lives of such items. We consider the average period that paying players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these permanent ownership items, which, in some cases, may be as long as the estimated life of the related game. However, given the relatively short operating history of our item-based online games, our estimate of the period that players typically play our games may not accurately reflect the actual lives of the items. We have been revising our estimates as we continue to gain operating data and refine our estimation process and results accordingly. Any future revisions to these estimates could adversely affect the time period during which we recognize revenues from these items. For example, an increase in the estimated lives of these items would increase the period over which revenues from these items are recognized. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition."

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

  •
  the popularity of other forms of entertainment, including games of console systems such as those made by Sony, Nintendo and Microsoft, games played on tablet computers and mobile phones, other web games and social games;

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

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China's. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Since we derive a majority of our revenues from China, any slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our game players may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing game players. Furthermore, the economic recession in other countries where our games are operated may reduce game players' level of disposable income, perceived future earnings capacities and willingness to spend, and may thus result in a decline in their spending on our games and a corresponding decrease in our revenues and profit.

Our business could suffer if we do not successfully manage our business expansion.

        We have experienced a period of significant business expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our business expansion pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, including online payment systems and related security systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, customers, overseas licensees and third-party service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our business expansion strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

        We only have limited experience in identifying, financing and completing large acquisitions, investments or joint venture transactions. These acquisitions and investments and our future similar transactions could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, significant loss of investments, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with our future alliances, which could adversely affect our business and results of operations. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management's attention and any difficulties encountered with respect to the acquisitions or alliances or in the process of integration could have an adverse effect on our ability to manage our business.

We may suffer material loss on our venture capital investments if the fund we invested does not achieve the performance we expected.

        In 2011, we entered into a limited partnership agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. This venture capital fund is expected to invest in high growth companies in the technology, media and telecommunication, or TMT, industries. In early 2013, we increased our committed capital for an additional RMB396.0 million and the investment term has been changed to 12 years. The venture capital fund intends to invest the additional capital received as a limited partner into another private equity fund, which focuses on investment into mature companies in the consumer and retail, financial services, health care, TMT, energy and natural resources, and high value-added manufacturing industries in China. The venture capital fund is managed by a general partner unrelated to us. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain TMT industries which are the targeted industries of the venture capital fund, we use Tianjin Trendsters Investment Co., Ltd., or Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund and is not involved in the management of the fund. These investments have inherent risks. We may suffer material loss in our venture capital investments if the fund we invested does not achieve the performance we expected.

We operate in a highly competitive industry and compete against many companies.

        We believe that there are over 100 online game operators in China. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our principal competitors in China include Tencent Holdings Limited, or Tencent, NetEase.com, Inc., or NetEase, Shanda Games Limited, or Shanda Games, Changyou.com Limited, or Changyou, Giant Interactive Group Inc., or Giant Interactive, Beijing Guangyu Huaxia Sci-Tech Co., Ltd., or Guangyu Huaxia, NetDragon Websoft Inc., or NetDragon, Kingsoft Corporation Limited, or Kingsoft, Shanghai Posts & Telecommunications Technology Co., Ltd., or Tiancity, Beijng Kylin Network Information Science and Technology Co., Ltd., or Kylin, and The9 Limited, or The9. Our potential competitors also include major Internet portal operators, other domestic and foreign game developers and publishers, and alliances between our existing and new competitors. Some of our competitors have significantly greater financial and marketing resources, name recognition and game development resources than we have. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of online game offerings than we do. As a result, they may be able to take greater risks and endure lower than expected performances from some of their games than we are able to do.

        Our competitors may introduce new business models, and if these new business models are more attractive to customers than the business models we currently use, our customers may switch to our competitors' games. We believe that competition in the online game market in China may become more intense as increasing numbers of online games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, web-based role playing games and social games have gained increasing popularity and user base along with the emergence of SNS, online games and other online platforms. The increased competition we have experienced and anticipate in the online game industry may reduce the number of our players or growth rate of our player base, or cause us to reduce usage fees or the prices of certain in-game items. All of these competitive factors could have a material adverse effect on our revenue growth and profitability.

As we currently depend on a limited number of online games for substantially all of our revenues, any adverse developments relating to these games may adversely affect our future results of operations.

        We anticipate that our existing MMORPGs and online casual game in operation will continue to account for a substantial majority of our revenues in 2013. Online game operation revenues from our top two games operated in China, namely Zhu Xian and Perfect World II, in aggregate contributed 47%, 42% and 42% of our total revenues in 2010, 2011 and 2012, respectively. Except for Zhu Xian and Perfect World II, none of the rest of our games operated in any single country individually contributed more than 10% of our total revenues in 2010, 2011 or 2012. Although we currently have a number of new games in pipeline, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Neither can we guarantee you that we will be able to maintain the popularity of our top games or that our new games would generate sufficient revenues to replace these top games should they approach the end of their respective life cycles.

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

We face risks associated with the licensing and operation of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

        As of the date of this annual report, we have licensed a number of our games to game operators overseas and have been operating a number of games in overseas markets by ourselves. We plan to further license and operate our existing and new games in more countries and regions. The offering of our games in the international markets through self-operation exposes us to a number of risks, including:

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

        The offering of our games in the international markets through licensing exposes us to a number of additional risks, including:

  •
  difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our games in, overseas markets;

  •
  difficulties in developing games and expansion packs catering to overseas markets and in renewing our license agreements with licensees upon their expiration; and

  •
  difficulties in maintaining the reputation of our company and our games, given that our games are operated by licensees in the overseas markets pursuant to their own standards;

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

        With the increase in the number of online game players in China, online game operators have increasingly encountered problems arising from the use of unauthorized character enhancements and other hacking or cheating activities. We have from time to time detected a number of players who have gained an unfair in-game advantage by installing hacking or cheating tools to facilitate character progression. In response to these activities, we have installed built-in detection mechanisms in our games to identify various hacking and cheating activities, and have expanded our technical team dedicated to detecting unauthorized character enhancements and resolving other hacking issues. Continued occurrences of unauthorized character enhancements and other manipulations may negatively impact the image of our online games and players' perception of their reliability, decrease the number of players, reduce the players' interest in purchasing in-game items, shorten the life span of the games and adversely affect our results of operations. Furthermore, once we detect the players who have engaged in hacking or cheating activities, we generally suspend their access to their respective accounts, which may result in significant user dissatisfaction and cause some of these players to cease to play the game altogether.

        In addition, our games may be affected by other hacking or cheating activities in China and other countries and regions. We cannot assure you that we or our overseas licensees will be able to defend against these attacks promptly and effectively in the future. Furthermore, we cannot assure you that we will be able to identify and eliminate new unauthorized character enhancements or other hacking or cheating activities in a timely manner, or at all. Unauthorized character enhancements and other hacking or cheating activities could harm our business and reputation and adversely affect our results of operations. Furthermore, a constant recurrence of these activities may require us to shift our management's and personnel's attention from research and development and other operations to focus instead primarily on anti-hacking programs and activities, which could hurt our ability to develop and launch new games and grow our business.

We may not be able to prevent others from infringing upon our intellectual property rights, which may harm our business and expose us to litigation.

        We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to our success. In particular, we have spent significant amount of time and resources in developing our game engines and must continue to protect the technology. We do not hold any patents in China or elsewhere and intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. We have taken steps to prevent the misappropriation of our proprietary technology, including registration of our existing online games and our Angelica 3D game engine, Cube 2.5D game engine, EPARCH 2D game engine and Raider 2D game engine for copyright protection, registration of our domain names and entering into non-competition and confidentiality agreements with our key employees. However, these steps may be inadequate. Any misappropriation by our employees, licensees or other third parties of intellectual property used in our business, whether licensed to us or owned by us, could have an adverse effect on our business and operating results. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

We may be subject to intellectual property infringement claims which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing certain of our existing games.

        We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, on February 1, 2013, a Delaware company sued PW USA (Parallel Networks, LLC v. Perfect World Entertainment, Inc., Case No. 13-cv-00182) and ten other companies in related actions for patent infringement in the United State District Court for the District of Delaware. The plaintiff alleged that PW USA's installers, downloaders and/or launchers, which are downloaded by users from our websites in connection with the distribution of our games, infringed two of its patents. We believe this case is without merit and intend to vigorously defend it.

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

        Our games may contain errors or flaws, which may only become apparent after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. From time to time, our players informed us of programming flaws affecting their game play experience, which we were generally able to resolve promptly. Furthermore, customer service, including in-game masters, is critical for retaining customers, and we may not be able to maintain and continuously improve the quality of our services to meet customers' expectations. If our games contain programming errors or other flaws, or if we inadvertently delete our customers' records or otherwise fail to provide effective customer service, our customers may be less inclined to continue or resume playing our games or recommend our games to other potential customers, and may switch to our competitors' games. Undetected programming errors, game defects and unsatisfactory customer service can disrupt our operations, adversely affect the game experience of our customers, harm our reputation, cause our customers to stop playing our games, and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

Network interruptions or loss of critical customer data caused by system failures or other internal or external factors may lead to player attrition and revenue reduction and harm our business and reputation.

        Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. From time to time, our customers in certain locations could not gain access to our online game services for a period of time lasting from several minutes to several hours due to server interruptions, power shutdowns, Internet connection problems or other reasons. Any server interruptions, break-downs, design deficiencies, or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our services or loss of critical customer data, could adversely impact our ability to service our players and lead to player attrition and revenue reduction.

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

        We rely on a network of distributors throughout China for sales of our online game services to our customers. As a result, a majority of our sales are carried out via a distribution network composed of non-exclusive third party distributors which also distribute games for our competitors. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. In addition, we rely on various Internet data centers to host our servers. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our service. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution or services on a timely basis or on terms favorable to us or at all.

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

        Currently, a portion of our online game operation revenues are generated from sales through third-party online payment platforms. In such transactions, secured transmission of confidential information, such as customers' credit card numbers and expiration dates, personal information and billing addresses, over public networks, in some cases including our website as well, is essential to maintain consumer confidence. While we have not experienced any breach of our security measures to date, we cannot assure you that our current security measures are adequate. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems over time. In the meantime, the associated online crime will likely increase as well and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third party online payment vendors and we cannot assure you that these vendors' security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items.

We have experienced and may continue to experience fluctuations in quarterly operating results.

        Although our entire game portfolio does not exhibit clear cyclic characteristics, our quarterly operating results have experienced fluctuations and may continue to fluctuate in the future. Such fluctuations are due to a variety of factors, including the demand for our products and services and our competitors' products and services, the launch of our new games, changes in estimation of the average period that players typically play our games, the quality of the expansion packs for our existing games, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems. As an online game operator, our revenues in any quarter depend on various factors that can cause significant fluctuations, including timing and strength of the expansion packs release and in-game promotions, the amount and mixture of in-game items purchased by players, the game playing time spent by our players and evolving market conditions. To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage and purchases. Failure to meet our expectations or our inability to accurately estimate customer usage and purchases, could disproportionately and adversely affect our operating results in any given quarter. Given the relative newness of our online games and adoption of the item-based revenue model, it may be difficult to estimate customer usage and purchases. As a result, we believe that period-to-period comparisons of operating results are not necessarily indicative of our future results.

Our business and growth are substantially dependent on the continuing efforts of our senior executive officers, and our business may be severely disrupted if we lose their services.

        Our future success depends substantially on the continued services of our senior executive officers and key employees, especially Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, Mr. Robert Hong Xiao, our chief executive officer, Mr. Kelvin Wing Kee Lau, our chief financial officer, Mr. Di He, our chief technology officer, Mr. Qing Li, our chief development officer,

Mr. Qi Zhu, our chief publishing officer, Aisa, Mr. Alan Ming Chen, our chief publishing officer, U.S. & Europe and chief executive officer of our U.S. and European subsidiaries, Mr. Xiaoyin Lu, our chief artist and Mr. Alex Yiran Xu, our senior vice president of business development and investment. If one or more of our senior executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all, and our business may be severely disrupted and our financial conditions and results of operations may be materially and adversely affected. If any of our senior executive officers joins a competitor or forms a competing company, we may lose distributors, customers, service providers, know-how and key professionals and staff members. Each of our senior executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our senior executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties relating to China's legal system. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

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

        In the year ended December 31, 2011, we and our independent registered public accounting firm had identified a material weakness in our internal control over financial reporting that we did not establish an effective process over the identification and disclosure of related parties and related party transactions, and had concluded that our internal control over financial reporting was not effective for the year ended December 31, 2011. We had taken a number of measures to remediate this material weakness during the year ended December 31, 2012. We and our independent registered public accounting firm conducted an assessment in accordance with the criteria established in the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concluded that the material weakness was effectively remediated as of December 31, 2012. However, there is no assurance that we will not have any material weakness in the future. If we fail to maintain effective internal control over financial reporting in the future, a material misstatement of our financial statements may not be prevented or detected on a timely basis. In addition, we and our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting at a reasonable assurance level in accordance with Section 404. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our

ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by the SEC or other regulatory authorities. Any such action could adversely affect our financial results and the market price of our ADSs.

We face risks related to health epidemics and other natural disasters.

        Our business could be adversely affected by the effects of influenza, avian flu, severe acute respiratory syndrome, or SARS, or any other epidemic or outbreak. Any prolonged recurrence of influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities. For example, the earthquake, tsunami and nuclear crisis hitting Japan in March 2011 caused a temporary decline in the number of game players logged on to our games in Japan and a delay of the commercial launch of our new games in Japan.

If PRC tax benefits currently available to our PRC subsidiaries and our PRC affiliated entities are reduced or repealed, our business and results of operations could suffer.

        Under the new corporate income tax law that took effect on January 1, 2008, foreign invested enterprises, such as our subsidiary, Beijing Perfect World Software Co., Ltd., or PW Software, and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as "software enterprises" and/or "high and new technology enterprises." See "Item 5. Operating and Financial Review and Prospects—Taxation—PRC—PRC Corporate Income Tax." In addition, according to tax rules and regulations that are favorable to technology development businesses, revenues generated from software development and relevant technology consulting services may enjoy business tax exemption. Any expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations.

        Under the new corporate income tax law and the Implementing Rules, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will be subject to the corporate income tax on its global income. According to the Implementing Rules, "de facto management bodies" refer to "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." Accordingly, we may be considered a resident enterprise and may therefore be subject to the corporate income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

        Pursuant to the new corporate income tax law and the Implementing Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax if the foreign investors are considered non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and Global InterServ (Caymans) Inc., or InterServ Caymans, are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Information and Technology (Shanghai) Co., Ltd., or InterServ Shanghai, will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, Shanghai Perfect World Software Co., Ltd., or Shanghai PW Software and Beijing Perfect World Game Software Co., Ltd., or PW Game Software, is incorporated in Hong Kong. According to a tax arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor directly owns at least 25% of the shares of the foreign-invested enterprise. However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%.

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

Risks Related to Our Corporate Structure

        If the PRC government finds that the arrangements that establish the structure for operating our business and investing in a venture capital fund do not comply with PRC government restrictions on foreign investment in the online game and online reading industries and certain other TMT industries, we could be subject to severe penalties.

        We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of these restrictions, we rely on Beijing Perfect World Network Technology Co., Ltd., or PW Network and Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (previously known as Beijing Huanxiang Zongheng Network Technologies Co., Ltd.), or PW Literature, to hold and maintain the licenses necessary to operate our online games and online reading services in China respectively. In addition, because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain TMT industries, we use Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in a venture capital fund. We previously operated our film and television business through Beijing Perfect Moment Network Technology Co., Ltd. (previously known as Beijing Perfect Moment Pictures Co., Ltd.), or Perfect Moment, in China, which no longer has material business operations after we sold the film and television business in August 2011. We treat PW Network, PW Literature, Perfect Moment and Trendsters Investment as our consolidated variable interest entities.

        PW Network's equity holders are Beijing Shiji Xiangshu Technology Co., Ltd., or Shiji Xiangshu, and Beijing Jiuzhou Tianyuan Investment Management Co., Ltd., or Jiuzhou Tianyuan. Shiji Xiangshu is a company owned by Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, Mr. Di He, our chief technology officer, and a pre-IPO beneficial owner of our company. Jiuzhou Tianyuan is owned by two other pre-IPO beneficial owners of our company and Mr. Di He. PW Network is controlled by Shiji Xiangshu, which is in turn controlled by Mr. Michael Yufeng Chi. PW Network and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Network. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. PW Literature is a PRC company owned by Mr. Michael Yufeng Chi, Mr.Yunfan Zhang and Mr. Qi Zhu. PW Literature and its equity owners have also entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over PW Literature. These include two loan agreements, an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. Perfect Moment is a PRC company owned by Mr. Michael Yufeng Chi and Mr. Qi Zhu. Perfect Moment and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over Perfect Moment. These include an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. Trendsters Investment is a PRC company owned by Mr. Qing Li and Mr. Qi Zhu. Trendsters Investment and its equity owners have entered into a series of contractual arrangements with PW Software to provide PW Software with effective control over Trendsters Investment. These include two loan agreements, an exclusive technology support and service agreement, a development cooperation agreement, a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. For a description of these contractual arrangements with PW Network, PW Literature, Perfect Moment and Trendsters Investment, see "Item 4. Information on the Company—History and Development of the Company," "Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners," "—Contractual Arrangements with PW Literature and its Equity Owners," "—Contractual Arrangements with Perfect Moment and its Equity Owners" and "—Contractual Arrangements with Trendsters Investment and its Equity Owners."

        Under the equity pledge agreements, the equity holders of our variable interest entities pledged their respective equity interests in our variable interest entities to PW Software. According to the PRC Property Rights Law which took effect on October 1, 2007, such equity pledge has to be registered with the relevant administration for industry and commerce. Before October 1, 2008, PW Software applied for registration of the equity pledge of PW Network's equity interests, but the application was denied as no registration procedures were available. In September 2008, the State Administration for Industry and Commerce of China issued the Administrative Measure of Share Pledge Registration, which took effect as of October 1, 2008, and stipulated the registration procedures for equity pledge in accordance with PRC Property Rights Law. We completed the registration of the pledge of PW Literature's equity interests in early 2011 and again in 2012 after the change of PW Literature's equity owners in July 2011. We completed the registration of the pledge of the equity interests of PW Network, Perfect Moment and Trendsters Investment in 2012.

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

        On September 28, 2009, the General Administration of Press and Publication of China, or GAPP, which was reorganized as the General Administration of Press, Publication, Radio, Film, and Television, or GAPPRFT, in 2013, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term "foreign investors" or make a distinction between foreign online game companies and China based companies under a similar corporate structure like ours. Thus, it is unclear whether such regulations will be applicable to us or many other China based companies that rely on similar contractual arrangements with variable interest entities to operate online games in China.

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

        If we are found to be in violation of any existing or future PRC laws or regulations, including the circular issued by the MIIT, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking PW Software's business license or the business or operating licenses of our variable interest entities, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game or online reading operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

PW Software's contractual arrangements with PW Network, PW Literature, Perfect Moment and Trendsters Investment may result in adverse PRC tax consequences to us.

        We could face material and adverse PRC tax consequences if the PRC tax authorities determine that PW Software's contractual arrangements with our variable interest entities PW Network, PW Literature, Perfect Moment and Trendsters Investment were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by these variable interest entities which could adversely affect us by (i) increasing the tax liabilities of these variable interest entities without reducing PW Software's tax liability, which could further result in late payment fees and other penalties to these variable interest entities for underpaid taxes; or (ii) limiting the ability of PW Software and these variable interest entities to maintain preferential tax treatments and other financial incentives.

PW Software's contractual arrangements with our PRC variable interest entities and their respective equity owners may not be as effective in providing control over these entities as direct ownership of these entities.

        We conduct substantially all of our operations, and generate substantially all of our revenues, in China through contractual arrangements with our PRC variable interest entities, namely, PW Network, PW Literature, Perfect Moment and Trendsters Investment and their respective equity owners that provide us with effective control over these variable interest entities. We have no direct ownership interest in our PRC variable interest entities, which are directly owned by Jiuzhou Tianyuan, Shiji Xiangshu, members of our senior management including our founder and chairman of the board of directors, Mr. Michael Yufeng Chi, our chief publishing officer, Asia, Mr. Qi Zhu, our chief development officer, Mr. Qing Li and Mr. Yunfan Zhang. PW Network holds and maintains certain licenses necessary for our online game business, owns all of the intellectual property, facilities and other assets relating to the operation of our online games in China, and employs the personnel for our online game operation and distribution. PW Literature and Trendsters Investment provide online reading and related services and hold our investment in a venture capital fund, respectively. Perfect Moment does not currently have material business operations.

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

        In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us." In addition, PRC laws and regulations governing the validity of our contractual arrangements are uncertain and the government authorities, including courts, have broad discretion in interpreting these laws and regulations. See "—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the online game and online reading industries, we could be subject to severe penalties."

        On February 2, 2012, a Chinese company unrelated to our company sought a court order of attachment against the assets of Jiuzhou Tianyuan, which was later withdrawn in July 2012 according to a court record.

        On March 20, 2012, Jiuzhou Tianyuan filed a case against PW Network seeking access to financial and other information of PW Network as an equity holder of PW Network, notwithstanding that it has entered into an equity pledge agreement to pledge all its equity interests in PW Network to PW Software. Jiuzhou Tianyuan withdrew its case in June 2012 and the registration of the equity pledge of Jiuzhou Tianyuan with the relevant administration for industry and commerce was completed in July 2012.

        While our effective control over our variable interest entities has not been materially adversely affected, we may consider taking additional actions to maximize the protection of our interests in these entities, including restructuring our operations. Any of these actions may be time consuming, divert our management's attention, result in substantial costs on our part and cause unintended adverse consequences that may materially and adversely affect our business, financial condition and reputation.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinions and government policies and regulations in China.

        Due to the high degree of user loyalty to MMORPGs and other online games, easy access to personal computers and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of Internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide approval for the establishment of new Internet cafés for the year of 2007 and increased the punishment for Internet cafés admitting minors. This notice also tightened the administration of in-game currency, and its impact on us and other operators of item-based online games is uncertain. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers' age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As many of our customers access our games and our online reading website from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games and our online reading or a reduction in or slowdown in the growth of our customer base or customer purchases of in-game items, thus adversely affecting our business and results of operations. Given the relatively limited use of personal computers at home in China and the relatively high cost of high-speed Internet access in China, closures or reduction in business hours of Internet cafés would significantly reduce the number of game players and online readers in China.

        The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly among minors. In April 2007, eight PRC government authorities, including GAPP and several other governmental authorities issued a notice requiring all Chinese online game operators to adopt an "anti-fatigue system" in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined as "healthy," three to five hours is defined as "fatiguing," and five hours or more is defined as "unhealthy." Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the "fatigue"

level, and to zero when they reach the "unhealthy" level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors.

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

The continued growth of China's Internet market as well as our growth may be adversely affected by an inadequate telecommunications infrastructure.

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

        Most of our operations are conducted in China and most of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Future actions and policies of the PRC government could materially affect our liquidity and access to capital and our ability to operate our business.

The laws and regulations governing the online game and online reading industries in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

        The online game and online reading industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP that was reorganized as the GAPPRFT in 2013, the Ministry of Culture and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of these industries. We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games and online reading services. For example, an

Internet content provider, or ICP, such as PW Network and PW Literature, must obtain an ICP license in order to engage in any commercial ICP operations within China. Online game and online reading operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP that was reorganized as the GAPPRFT in 2013 in order to distribute games and reading services through the Internet.

        Before May 2008, we did not hold an Internet publishing license as the issuance of such licenses had been suspended by the GAPP that was reorganized as the GAPPRFT in 2013. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Our self-operated client-based online games and web games are published in China by PW Network currently, and the Internet publication has been filed with the then GAPP. In order to operate the online reading business, PW Literature has applied to the then GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

        As the online game and online reading industries are at a relatively early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to these industries. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

        The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when Internet content providers and Internet publishers find that information falling within the above scope is transmitted on their websites or is stored in their electronic bulletin service systems, they should terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

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

Restrictions on virtual currency may adversely affect our revenues from game operations in China.

        Our revenues from game operations in China are collected through the sale of our prepaid cards or sale of our online points. The Notice on the Reinforcement of the Administration of Internet Cafés and Online Games issued by the Ministry of Culture on February 15, 2007 directs the People's Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of ecommerce. This notice also provides that virtual currency should only be used to purchase in-game items. On June 4, 2009, the Ministry of Commerce and the Ministry of Culture jointly issued Notice on the Reinforcement of the Administration of Virtual Currency in Online Games, which defines what is virtual currency and requires that entities should obtain the approval from the Ministry of Commerce before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. Entities are prohibited from using virtual currency to carry out gambling business.

        These restrictions may result in lower sales of our prepaid cards or online points, and could have an adverse effect on our game operations revenues.

PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games.

        On December 12, 2007, the Ministry of Public Security, and the State Administration on Radio, Film and Television, or the SARFT, and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of Internet video/audio program should obtain a license from the SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services. On April 1, 2010, the

SARFT issued the Tentative Catalogue of Internet Video/Audio Program Services, which classifies the internet video and audio services into three categories and provides detailed description on each category. We obtained the SARFT license to provide internet video and audio services through our website wanmei.com in 2010. If any PRC regulatory agency determines that our operation of Internet video/audio program is not in compliance with the requirements of this regulation, the regulatory agency may impose fines and penalties or take actions to prevent us from providing Internet video and audio services through our online games websites, which may adversely affect the operation of our online games.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries' ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

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

        We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75 and the relevant SAFE regulations and guidance. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurance that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 and the relevant SAFE regulations and guidance. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries or PW Network or PW Literature, limit our PRC subsidiaries' ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

        On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled "Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors," which became effective on September 8, 2006, and were amended on June 22, 2009. This regulation, among other things, sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We made some acquisitions and investments in the past and we may grow our business in part by acquiring complementary businesses in the future. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, if any PRC regulatory agency determines that any of our past acquisitions was not in compliance with the requirements of this regulation, the regulatory agency may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

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

        Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, in the United States and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards in connection with their audits of financial statements filed with the SEC. Because our auditors are located in the People's Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

        In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC's Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC's proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NASDAQ Global Select Market, which event would effectively terminate the trading market for our ordinary shares in the United States, and/or to the SEC's revoking the registration of our ordinary shares under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ordinary shares in the United States.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and result of operations.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. As most of our costs and expenses are denominated in Renminbi, any appreciation in the Renminbi against the U.S. dollar could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

        Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China's existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

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

        The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from January 1, 2008 until April 25, 2013, the trading price of our ADSs has ranged from US$8.44 to US$50.49 per ADS and the closing sale price on April 25, 2013 was US$11.63 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

        Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to 10 votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Some of our major shareholders who acquired our shares prior to our initial public offering hold our Class A ordinary shares. As of March 31, 2013, holders of our outstanding Class A ordinary shares hold approximately 58.0% of our aggregate voting power. We continue to maintain the dual-class ordinary share structure. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a majority of our operations in China and most of our officers and directors reside outside the United States.

        We are incorporated in the Cayman Islands, and conduct a majority of our operations in China through our wholly-owned subsidiaries in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You would also find it difficult to enforce a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws, in the United States, the Cayman Islands or China, against us or our officers and directors.

        Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We expect to be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

        A non-U.S. corporation, such as our company, will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the market price of the ADSs and ordinary shares, the value of our assets, and the composition of our income and assets, we believe that we were a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. Therefore, a U.S. Holder (as defined in "Item 10. Additional Information—Taxation—United States Federal Income Taxation") will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares.

        We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013 or for any future taxable year. Further, although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities' operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we were not the owner of our variable interest entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC even if we would not otherwise have been treated as a PFIC for that particular year. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status. In the event that we determine that we are not a PFIC in 2013 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

        Provided we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a deemed sale election with respect to our ADSs or ordinary shares. Further, unless the market price of our ADSs and ordinary shares increases substantially or our asset composition becomes substantially less passive, we are likely to be a PFIC for the current taxable year.

        For more information, see Item 10, "Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company." We urge investors in our ADSs and ordinary shares to consult their tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        We commenced operations through PW Network, a limited liability company established in China in 2004. To enable us to raise equity capital from international investors, our holding company, Perfect World Co., Ltd. was incorporated under the laws of the Cayman Islands in June 2006. In August 2006, we formed PW Software, our wholly-owned subsidiary in China. In September 2006, PW Software entered into contractual agreements with PW Network and its equity owners, pursuant to which PW Network transferred certain fixed assets and certain personnel to PW Software and PW Software provides technical support and research and development services to PW Network. Through these contractual arrangements, as amended and restated in April 2007, we have the ability to effectively control PW Network's daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders' approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Network and PW Network is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate PW Network's results of operations, assets and liabilities in our financial statements. See "Item 7. Related Party Transactions" for a description of the contractual arrangements among PW Software, PW Network and its equity owners.

        In July 2007, we completed our initial public offering, in which we issued and sold 9,000,000 ADSs, representing 45,000,000 of our Class B ordinary shares, and certain of our then shareholders sold 4,570,000 ADSs, representing 22,850,000 of our Class B ordinary shares, in each case at a public offering price of US$16.00 per ADS.

        In December 2007, we established PW Hong Kong, our wholly owned subsidiary, to capture potential business opportunities in Southeast Asian region.

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

        In June 2008, PW Software entered into contractual agreements with PW Literature, an online reading service provider in China and its equity owners, namely Mr. Michael Yufeng Chi and Mr. Qi Zhu, pursuant to which PW Software provides technical support and research and development services to PW Literature. In July 2011, with the consent of PW Software, each of Messers Chi and Zhu transferred part of their equity interests in PW Literature to Mr. Yunfan Zhang who assumed all the rights and obligations as a party to the original contractual agreements. The parties also entered into a new equity pledge agreement and a new power of attorney. The registration of the new equity pledge has been completed in 2012. Through these contractual arrangements, we have the ability to effectively control PW Literature's daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders' approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Literature and PW Literature is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate PW Literature's results of operations, assets and liabilities in our financial statements. See "Item 7. Related Party Transactions" for a description of the contractual arrangements among PW Software, PW Literature and its equity owners.

        In August 2008, PW Network invested in a minority stake in Perfect World (Beijing) Pictures Co., Ltd. (previously known as Beijing Perfect World Cultural Communication Co., Ltd.), or PW Pictures, and then acquired all the remaining equity interest through a series of transactions. PW Pictures is a PRC media and entertainment company principally engaged in film and television program production and distribution and advertising services in China. In February 2011, PW Network transferred its equity interest in PW Pictures through a series of contractual arrangements to Perfect Moment, which then was a newly established variable interest entity controlled by PW Software and known as Beijing Perfect Moment Pictures Co., Ltd. In order to sharpen our focus on our core online game development and operation business, in August 2011, we sold PW Pictures for a total consideration of RMB360.0 million to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, our founder and chairman of the board of directors. The transaction was approved by the board of directors and a special committee consisting of all independent members of our board of directors. Perfect Moment no longer had material business operations after the transaction and changed its name to Beijing Perfect Moment Network Technology Co., Ltd. See "Item 7. Related Party Transactions" for a description of the contractual arrangements among PW Software, Perfect Moment and its equity owners.

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

        In February 2009, PW Network established Chengdu Perfect World Network Technology Co., Ltd., or Chengdu PW Network, to expand our game operation and development. In April 2009, Chengdu PW Network invested in a 30% equity interest in Chengdu Ye Net Science and Technology Development Co., Ltd., or Ye Net. Ye Net is a Chinese company principally engaged in web game development and operation. Through a series of transactions, in January 2011, we increased our equity interest in Ye Net to 80%, and in July 2012, we acquired the remaining 20% of equity interest in Ye Net.

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

        In April 2010, PW Network invested a 20% equity interest in Zhizhu Network. This strategic investment is expected to allow us to leverage Zhizhu Network's large user base to further grow our online gaming community. There were certain transactions between us and Zhizhu Network and between our founder and chairman of the board of directors, Mr. Michael Yufeng Chi, and the shareholders of Zhizhu Network in the past. For a description of these transactions, see "Item 7B—Related Party Transactions" in this report.

        In May 2010, we acquired a majority stake in Runic Games, Inc., or Runic Games, a specialized developer of PC-based entertainment software in the United States. In addition, we acquired 40% equity interest in Unknown Worlds and 100% equity interest in Cryptic Studios, both online game developers in the United States, in August 2011. In February 2013, we increased our equity interest in Unknown Worlds to a majority stake.

        In November 2011, we established NGL jointly with Nexon, to manage and operate online games in Korea. In October 2012, we acquired the entire equity interest in NGL held by Nexon, as a result, NGL became our wholly owned subsidiary.

        In 2011, we entered into a limited partnership agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will invest in high growth companies in the TMT industries. In early 2013, we increased our committed capital for an additional RMB396.0 million and the investment term has been changed to 12 years. The venture capital fund intends to invest the additional capital received as a limited partner into another private equity fund, which focuses on investment into mature companies in the consumer and retail, financial services, health care, TMT, energy and natural resources, and high value-added manufacturing industries in China. Under the amended limited partnership agreement, the total investment of the venture capital fund will be RMB1,050 million and one percent of which will be contributed by the general partner. The partners will first receive the return of capital contribution when exit investments and will share the remaining cash proceeds, if any, in proportions to be agreed between the partners. The general partner is also entitled to an annual management fee to be agreed upon annually between the partners.

        The venture capital fund is managed by a general partner unrelated to us. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we use Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. PW Software has entered into a series of contractual agreements with Trendsters Investment and its equity owners, namely Mr. Qing Li and Mr. Qi Zhu, pursuant to which PW Software provides technical support and consulting services to Trendsters Investment. Through these contractual arrangements, we have the ability to effectively control Trendsters Investment's daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders' approval. Thus, Trendsters Investment is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate Trendsters Investment's results of operations, assets and liabilities in our financial statements. See "Item 7. Related Party Transactions" for a description of the contractual arrangements among PW Software, Trendsters Investment and its equity owners.

        Our principal executive offices are located at Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People's Republic of China. Our telephone number at this address is (8610) 5780-5700. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.    Business Overview

        We are a leading online game developer and operator in China. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Since 2006, we have launched in China a number of self-developed MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur, Empire of the Immortals, Heaven Sword and Dragon Saber (under unlimited closed beta testing) and Return of the Condor Heroes, an online casual game, Hot Dance Party, as well as several web games. To expand our reach in the U.S. and European market to capture potential business opportunities, we established our wholly owned U.S. and European subsidiaries, PW USA and PW Europe, in April 2008 and January 2010, respectively. Currently, PW USA and PW Europe operate a number of our own online games including some games developed by our wholly owned U.S. based subsidiary, Cryptic Studios, as well as several games licensed from other developers. To further expand our overseas operating capabilities in Asia, we acquired C&C Media in Japan, established NGL in Korea, and extended our coverage to Southeast Asia through PW Hong Kong. Currently, we operate, in Japan, a number of our own games and some games licensed from other developers through C&C Media, in Southeast Asia region, several of our own games through PW Hong Kong and in Korea, one of our own games through NGL. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

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

        We have achieved an impressive game development track record. In December 2012, we won the "China Online Culture Achievement Award" at the China International Digital Content Expo 2012. In December 2012, Zhu Xian, Swordsman Online, Saint Seiya Online and Fantasy Zhu Xian, won awards for the "Top 10 Most Favorite Online Games among Game Players," the "Top 10 Most Anticipated Online Games by Game Players," the "Best 3D Online Games" and the "Best Cartoon-style Online Games, respectively, in the ChinaJoy Expo, also known as the China Digital Entertainment Exposition and Conference. In January 2013, we won the "2012 Top 10 Chinese Game Companies" and "2012 Top 10 Overseas Development Awards for Chinese Game Companies" in the 2012 China Game Industry Annual Conference. Perfect World won the awards of "2012 Top 10 Most Popular Self-Developed Online Games" and "2012 Top 10 Most Popular Online Games," and Dota 2 won the award of "2013 Top 10 Most Anticipated Client-based Online Games," respectively, in the 2012 China Game Industry Annual Conference. Zhu Xian was ranked among the "Top 10 Popular Online Games" and the "Top 10 Popular Domestic Online Games" in China in 2012 according to International Data Corporation, or IDC, a premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications and consumer technology markets. In addition, Zhu Xian and Perfect World II were ranked among the top ten "China Domestic 3D MMORPGs" and Dota 2 was ranked among the "2013 Top 10 Anticipated Client-based Online Games" in 2012 according to IDC.

        We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other self-developed online games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2010, 2011 and 2012, a substantial majority of our online game operation revenues were generated through this item-based revenue model. Although a majority of our revenues are generated in China, as of the date of this annual report, we have exported a number of our games to various countries and regions, and we plan to export our games to more countries and regions.

Products and Services

  Online Games

        Since our inception in March 2004, we have developed, operated and distributed seven 3D MMORPGs, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Forsaken World, one 3D online casual game, Hot Dance Party, two 2.5D MMORPGs, Battle of the Immortals and Empire of the Immortals, two 2D turn-based MMORPG,

Fantasy Zhu Xian and Return of the Condor Heroes, and two 2D real-time MMORPGs, Dragon Excalibur and Heaven Sword and Dragon Saber (under unlimited closed beta testing). Hardware requirements and overall graphics for 2.5D games are generally in between 2D and 3D games. All of our 3D games are developed by using our proprietary Angelica 3D game engine. Battle of the Immortals and Empire of the Immortals are developed by using our proprietary Cube 2.5D game engine. Fantasy Zhu Xian is developed using our proprietary EPARCH 2D game engine. Dragon Excalibur is developed using our Raider 2D game engine. Our games offer "anytime play," meaning users can play the games 24 hours a day, seven days a week.

        Our games offer significant opportunities for social interaction in cyberspace. Life-like features in some of our games include marriages among online characters and martial arts apprenticeships, which are historical associations formed by martial arts masters according to Chinese legends. In addition, characters in our games may visually express feelings by their actions or by using emotive icons that appear within a character's dialogue box. We believe that these features significantly expand the interface for player interaction, allow players to express their own personalities or virtual personalities through their virtual characters and create a certain level of social reality in the game. Although each game character may be unique, groups of players may, and often must, form teams or alliances to achieve certain collective game objectives, such as battles and missions. Our games also incorporate instant messaging systems and chat rooms, which allow players to communicate and interact with each other in real-time groups or in one-on-one discussions. The bulletin boards in our games allow players to post notes or inquiries and respond to other players' notes or inquiries. The following table summarizes the launch date of the games and the number of expansion pack releases since the respective launch for each of the MMORPGs and the online casual game that we are currently operating in China. Our games are designed to be flexible to present an effective game experience even for players who may not have state-of-the-art hardware.

Game	Date of Launch	Number of Expansion Packs Released Since Date of Launch
Perfect World	January 2006	13
Legend of Martial Arts	September 2006	10
Perfect World II	November 2006	13
Zhu Xian	May 2007	14
Chi Bi	January 2008	12
Hot Dance Party	March 2008	9
Pocketpet Journey West	October 2008	1
Battle of the Immortals	April 2009	6
Fantasy Zhu Xian	October 2009	6
Forsaken World	October 2010	3
Dragon Excalibur	October 2010	3
Empire of the Immortals	March 2011	2
Return of the Condor Heroes	September 2012	—

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

        Legend of Martial Arts.    We launched the Legend of Martial Arts game in September 2006, when we sold in-game items during the open beta testing. We developed Legend of Martial Arts based on a popular TV drama series with the same Chinese name, " ." Legend of Martial Arts is an adventure story of Chinese swordsmen set in an ancient kingdom. It is designed to provide a more light-hearted and less intense game environment than Perfect World. The game attempts to capture the look and feel that has made the TV series a hit with the Chinese audience. We have enriched the game content by creating stories developed specifically for the game. We engage a team of writers, including the playwright of the TV series. In addition to employing many of the customization features found in Perfect World, Legend of Martial Arts contains several features designed to provide players a flavor of traditional oriental culture. Legend of Martial Arts is the first game for which we adopted an item-based revenue model. Unlike the time-based revenue model, users can play the basic functions of Legend of Martial Arts free of charge for as long as they want. Players are charged when they purchase in-game items, such as performance-enhancing items, clothing, accessories and pets. This allows players to further express their own or virtual personalities and enhance the game experience. In-game items can be "purchased" at virtual stores within the game using one of two kinds of currencies: either with an in-game virtual currency known as "yuanbao," which game players obtain by purchasing prepaid cards or online points with real money, or with another in-game virtual currency known as "gold coins," which game players can obtain for free by completing certain missions and activities within the game.

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

        Zhu Xian.    We launched 3D MMORPG Zhu Xian in May 2007 and adopted an item-based revenue model for this game. Zhu Xian was developed based on a popular Internet novel with the same name. The Internet novel was ranked the No. 1 most read Internet novel in 2005 and was among the top five most read Internet novels in 2006 according to the click statistics of Baidu, Inc. The basic story concept of Zhu Xian is a martial arts focused adventure set in a fantasy world. The game players are able to experience the various fantastic scenes and plots that have made the Internet novel popular, such as martial arts training, use of magical weapons, upgrading of special capabilities and contests to obtain magical treasure, from the perspectives of the novel characters that they choose to play. We also add a time dimension, so that the player can enter into any game scenario based on the time parameter that they select without having to wait for the plot development like a novel reader. We believe that this feature diversifies the game content and increases players' interests in the game environment.

        Chi Bi.    We launched 3D MMORPG Chi Bi in January 2008 and adopted an item-based revenue model for this game. Chi Bi is a war story developed based on the well-known period in ancient Chinese history known as the Three Kingdoms. This game is designed to include various in-game weapons and large-scale map of the game environment in a historical cultural setting. Game players can freely choose to join any of the Three Kingdoms, i.e., Wei, Shu, or Wu, and are provided with full experience of the historical battles of the Three Kingdoms period. In addition, Chi Bi also features motion fighting system, allowing players to attack their opponents as they move, which we believe enhances appeal to game players. We co-promoted "Chi Bi" alongside the movie "Red Cliff," which has the same Chinese names as "Chi Bi", in China, according to an agreement signed with China Film Group Corporation, which owns the copyright to the movie in China.

        Hot Dance Party.    We launched Hot Dance Party, our first 3D online casual game, in March 2008 and adopted an item-based revenue model for this game. Hot Dance Party allows players to enjoy dancing game play in a captivating 3D game environment with a variety of background music choices. Furthermore, we have incorporated certain community features such as establishing a virtual family, into this game. Game players can also raise virtual pets in the game environment and improve game characters' appearance by using cosmetics.

        Pocketpet Journey West.    We launched Pocketpet Journey West, in October 2008 and adopted an item-based revenue model for this game. Pocketpet Journey West ( ) is a pet-themed 3D MMORPG and is developed based on "Journey to the West ( )", one of the four classical novels of Chinese literature. The game is designed to include distinctive adventurers adapted from the novel. The game features innovative diversified pet systems, which not only allow users to catch monsters as their pets, raise pets, and enhance attributes of pets, but also have many creative features which enable online game players to exchange pets, obtain particular skills and attributes by collecting special items, and combine two separate pets to create customized or enhanced attributes. The diversified pet systems are designed to bring an entirely new interactive pet raising experience to online game players.

        Battle of the Immortals.    We launched Battle of the Immortals, in April 2009 and adopted an item-based revenue model for this game. Battle of the Immortals, our first mysterious adventure 2.5D MMORPG, is developed based on our proprietary Cube engine. Battle of the Immortals enables game players to travel between Eastern and Western cultures, featuring themes ranging from Norse mythology to the history of China's Qin Dynasty, catering to game players with different interests. This game also includes adventures in historic sites and turf wars.

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

        Return of the Condor Heroes.    We launched Return of the Condor Heroes in September 2012 and adopted an item-based revenue model for this game. The game is adapted from Louis Cha's acclaimed martial arts novel of the same name. In a traditional 2D turn-based online gaming environment, the game adopts some advanced 3D technologies to render delicate visual effects and various fun options to players, providing a refreshing gaming experience for fans of traditional 2D games. It also introduces a series of new exciting features, including "Qinggong," a gameplay that adopts a style of martial arts with gravity-defying moves, and a powerful pet system.

        In North America, Europe, Japan, Korea and Southeast Asia, besides localizing and operating some of the above games through our wholly-owned subsidiaries, we also operate some games developed by our U.S.-based subsidiary, Cryptic Studios, as well as some games licensed from other developers.

        In addition to the above client-based online games, we also developed and operate several web games.

        Online Games Under Development.    We currently have a number of new games in pipeline, ranging from client-based MMORPGs to web games and mobile games.

  Other Products and Services

        In addition to operating online games, we also generated revenues from selling our pay-per-install games, Torchlight and Torchlight 2, developed by our majority-owned subsidiary Runic Games based in the U.S.

        We were involved in film, television and other related businesses. We sold the film and television businesses in August 2011 to sharpen our focus on our core online games businesses and maximize shareholder value. See "Item 4. History and Development of the Company."

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

Anti-cheating Technology

        Our game engine also provides the technological foundation for the real-time detection and resolution of unauthorized character enhancements and other attacks from hacking and cheating activities. Our games have built-in detection mechanisms, which include a verification process between the user end hardware and our operation servers and the rapid detection of cheating activities. We believe this is important to ensure players' confidence in the fairness and reliability of our games, in particular given the propensity of hacking and cheating activities in online games in China and in other parts of the Asia Pacific region.

Game Development

        We believe that rapid and high-quality game development is critical to our success. Our game development team mainly consists of our programming personnel, design personnel and graphics personnel. Several core members of our development team have worked together for more than a decade. In March 2008 we opened a research and development center in Shanghai to take advantage of the skilled workforce in the game development industry there. In February 2009 we acquired InterServ Caymans and its two PRC subsidiaries in Shanghai and Chengdu, both of which have further strengthened our research and development capability. We acquired a majority stake in Runic Games in May 2010 and 100% equity interests in Cryptic Studios in August 2011, respectively, which allowed us to further enhance our strong research and development capabilities and to leverage their creative and professional development teams to create global titles.

        Unlike many of our competitors in China that operate MMORPGs licensed from foreign game developers, we have in-house capabilities that allow us to develop games rapidly and in response to constantly changing market demands and trends.

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

  •
  Detailed proposal.  Upon management's approval of the new game concept, the design team will prepare a detailed proposal that sets preliminary storylines and game characters, estimates of costs and target markets.

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

Membership Management and Payment System

        We offer Perfect Pass, our integrated membership management system, to our customers in China. It is designed to provide our customers with an integrated user-friendly platform to log in, play and purchase any products and services that we offer. To play our online games, a customer must register an account with our Perfect Pass system. Once registered, the customer may log into our network, select and activate the desired games that the customer wishes to play, and then charge his account with prepaid cards or online points that enable the customer to play for a specified period of time or purchase in-game items. Each customer needs to maintain only one Perfect Pass account, which provides information regarding the customer's available prepaid online points, profile and payment history of the last three months.

        A customer can purchase the prepaid cards through our various distribution channels both online and offline. Each prepaid card contains a unique access code and password that enables a player to add online points to his account. Our prepaid cards are offered in a variety of denominations to provide players with flexibility, and each prepaid card may be used to play any of our online games. To avoid third parties' misuse of our customers' accounts, we offer a series of security measures by linking the account with our customer's mobile phones, such as the lock-up of account and lock-up of IP addresses via short message instructions.

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

Pricing and Distribution

        Pricing.    We mainly have two different pricing models: (1) time-based, which we have adopted for Perfect World; and (2) item-based, which we have adopted for our other online games. Under the time-based model, players pay for game playing time. The pricing was determined near the end of the open beta testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Under the item-based model, players can play the basic functions of the game free of charge for as long as they want. We generate revenues when players purchase and consume the in-game items such as performance-enhancing items, clothing, accessories and pets that enhance the game play experience. We determine the price of each in-game item before its introduction, generally based on an analysis of a series of benchmarks, such as the price of similar items offered in other online games, the market price of the real-life item represented by the in-game item, and pricing of other popular forms of entertainment.

        Distribution.    We established our distribution network by leveraging our management team's extensive connections accumulated from their previous game and software distribution experience. We distribute our physical and virtual prepaid cards and online points through various channels.

        Physical cards:    We generally sell physical cards through a network of third-party distributors. We have entered into agreements with 37 provincial distributors across China. These distributors resell the cards to sub-distributors who, in turn, distribute the cards to numerous Internet cafés, newsstands, convenience stores and other retail outlets throughout China.

        Electronic distribution system:    Each of our regional distributors in our electronic distribution network has a sales account in our E-sales system. Upon receipt of their payment, we allocate to the distributor a number of online points or virtual cards on the central E-sales computer system operated and monitored by us. The distributors can electronically transfer the online points or virtual cards in their sales accounts to the accounts of their sub-distributors, retailers or players on our central E-sales computer system. Through this system, we also cooperate with telecommunication operators and bundle the collection of fees for our games with their user services, such as their prepaid phone cards and SMS services. As a result, gamers can conveniently make payments through their mobile phones. This system of electronic sales simplifies logistics by eliminating the need for, and the cost of, physical game cards, and allows us to centrally monitor the transfers of the online points or virtual cards by the distributors.

        Online payment platforms:    We sell our online points directly to players for charging their accounts via our own website. Payments for purchases are processed by banks and other third-party online payment platform service providers. These online payment platform service providers receive transaction fees, which reduce the net payment we receive from them.

Overseas Licensing

        In order to extend our reach in the overseas markets, we license our games to overseas operators. Under our license agreements, we allow our overseas licensees to exclusively operate, promote, service and distribute our games in specified territories. In return, we are generally entitled to an initial fee and ongoing royalties, the latter of which is generally determined based on the amount of money charged to players' accounts or the services fees payable by the players to the licensee in a specific country or region. The licensees are responsible for the sales and marketing of our games in the specified territories, including setting the price of our games and virtual items, and usually there are minimum requirements on promotion expenditures. The licensees are also generally in charge of maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of our games, including providing technical tools for the localization of our games. We generally agree to provide our licensees with updates or upgrades to the licensed games, usually every three to six months or on a when-and-if-available basis. We also usually assist the licensees in preventing, detecting, and resolving hacking and cheating activities.

        We plan to further license our games to leading online game operators in additional countries and regions to expand the geographical reach of our games. All of the games we license to overseas operators use an item-based revenue model. We work with the licensees to determine the pricing of in-game items based on the local market conditions as well as our input.

        The following table lists the countries or regions where we have licensed our client-based online games.

Game	Country/Region
Perfect World II	Taiwan, Hong Kong, Macau, Vietnam, The Philippines, Brazil, Malaysia, Singapore, Thailand, Indonesia, The Russian Federation and other Russian speaking territories, New Zealand and Australia
Legend of Martial Arts	Malaysia, Singapore, Thailand and The Russian Federation and other Russian speaking territories
Zhu Xian	Thailand, Vietnam, Taiwan, Hong Kong, Macau, Korea, The Russian Federation and other Russian speaking territories and Indonesia
Chi Bi	Thailand, Taiwan, Hong Kong, Macau, The Philippines and Indonesia
Hot Dance Party	Malaysia, Singapore, Vietnam, Thailand and The Philippines
Pocketpet Journey West	Taiwan
Battle of the Immortals	Taiwan, Vietnam, The Russian Federation and other Russian speaking territories, Thailand, The Philippines, Indonesia, Brazil, Turkey and Azerbaijan
Forsaken World	Taiwan, Indonesia, Hong Kong, Macau, The Philippines, Thailand, The Russian Federation and other Russian speaking territories, Brazil, The Spanish-speaking countries in Latin America and Vietnam
Dragon Excalibur	Korea, Vietnam, Taiwan, Hong Kong and Macau
Empire of the Immortals	Taiwan, Turkey, Azerbaijan and Indonesia

Marketing and Promotion

        We aim to rapidly attract game players and increase revenues from existing players by introducing innovative marketing and promotion strategies that are specifically designed for each of our games. Based on our extensive local knowledge and experience, we also combine entertainment and fashion elements into our marketing activities.

        For Perfect World, a popular Chinese folk-rock band, Shui Mu Nian Hua, recorded the theme song, which was ranked among the top five most popular songs by several national charts in China. In addition, we supported the presentation of the theme song in one of China's most important annual cultural events, the CCTV Spring Festival Gala and organized Shui Mu Nian Hua's tour show in more than 40 universities across China. Furthermore, Crystal Liu, a popular TV star in China, was appointed as our "Miss Perfect" ambassadress for Perfect World. JJ Lin, a well-known pop singer, was appointed as our spokesperson for Perfect World II and recorded its theme song.

        To promote Legend of Martial Arts, we engaged the TV playwright of the original TV series to participate in writing stories and missions for our game. We invited guests from the media, game industry and the public to visit the set of the TV series and created Internet-based video stories to flesh out our game characters and story lines, with one of the most popular Chinese Internet celebrities, Ding Beili, acting as the heroine. Mainland China celebrity, Peer Zixiao Zhu, was also appointed as the ambassador of Legend of Martial Arts.

        Richie Jen, a well-known pop singer, was appointed as an ambassador for our game, Zhu Xian. He also recorded two MTV theme songs featuring various scenes in the game. Jue Zhou, a well-known Chinese actress, was later appointed as spokesperson for Zhu Xian.

        We cooperated with China Film Group Corporation, or CFGC, the owner of the copyright to the movie "Red Cliff" in China, to co-promote our game Chi Bi and this movie. The movie has the same Chinese name as our game. We were the exclusive sponsor of this movie in the game industry, and were entitled to use the materials of the movie, including video, posters and stills, to promote our game from September 2007 to April 2009 in China. Ada Liu, a popular Chinese actress, was also appointed as the ambassadress of Chi Bi.

        Jimmy Lin, a well-known pop singer, was appointed as spokesperson for our game Pocketpet Journey West. Jimmy Lin has also played two characters in the promotional video for this game and his image was used as non-playing character in this game. Louis Liu, a famous Chinese magician, was appointed as spokesperson for our game Battle of the Immortals.

        Mainland China celebrities Hu Ge and Tang Yan, the rising movie stars Liu Shishi, Yuan Hong and Guo Xiaoting, popular singer Jason Zhang and famous hostess Nana Xie were appointed as the ambassadors of our game Fantasy Zhu Xian. We also engaged William Shaofeng Feng, a popular actor in Mainland China, in our promotional campaign for our game Fantasy Zhu Xian.

        Shin, a rock star, was appointed as our spokesperson for Dragon Excalibur. He also recorded the theme song for Dragon Excalibur.

        Richie Jen, a well-known pop singer, recorded a MTV theme song and acted two characters in this MTV for Forsaken World.

        We employ other marketing programs and promotional activities to promote our games, including:

        Live Promotions.    We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as Internet café gatherings, player clubs, product press conferences, college marketing, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. For example, we organized Perfect World International Championship ("PWIC") for our flagship games in 2012. This is the third PWIC we organized since its first successful debut in September 2010. We have promotion personnel to organize cooperative promotion campaigns with local distributors and Internet cafés throughout China. We also promote Perfect World's brand and our games by attending various industrial exhibitions, including ChinaJoy Expo gaming exhibition in China and E3 industrial exhibition in the U.S.

        In-Game Marketing.    We conduct in-game marketing programs for our players from time to time, including player unions and game tournaments. We also frequently post announcements in the game environment to promote new items and features, usually linking with in-game events. Leveraging our in-house development capability, we offer new in-game items periodically, especially around the holidays and certain special events, such as the offering of in-game moon cakes and in-game pets "Jade Rabbit" during the Chinese Moon Festival in 2012.

        Advertising and Online Promotions.    We advertise in many online game sites and game magazines that are updated regularly. To enhance our market penetration, especially among working professionals, we also advertise through flat-panel television displays placed in high-traffic areas of commercial office buildings, such as in lobbies and near elevators.

        For each of our games, we have a dedicated product management team responsible for marketing activities, managing player community and developing operational plans. We believe that our multi-channel marketing activities help build up a players' community and satisfy our players' need for social outlets and social interaction. We believe this in turn helps to generate and improve players' loyalty to our games.

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

        We have in-game masters that are responsible for organizing in-game events, troubleshooting and responding to players' inquiries. Our in-game masters work together with our dedicated engineering team to detect and remove bugs and viruses. They are also actively involved in identifying and resolving any issues arising from unauthorized character enhancements and other hacking or cheating activities.

        We have service centers which are open to walk-in customers during normal business hours in China. Our customers in North America, Europe and Japan can reach our customer service support via phone or online service channels. All of our representatives at our service centers are trained to address our customers' questions and concerns and resolve any problems they may have with our products and services. Our customer service in China has maintained the ISO 9001:2000 certification since August 2007.

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

  •
  online game developers and operators in China, including Tencent, NetEase, Shanda Games, Changyou, Giant Interactive, Guangyu Huaxia, NetDragon, Kingsoft, Tiancity, Kylin and The9; and

  •
  other competitors, including major Internet portal operators in China, and game developers and operators in the overseas markets where we offer our games.

        Some of our existing and potential competitors have significantly greater financial and marketing resources and a larger portfolio of game offerings than we do. For a discussion of risks relating to competition, see "Item 3 Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies."

Seasonality

        Our quarterly operating results may fluctuate due to various factors and reasons. For example, as part of our normal product cycle, our revenues may be relatively low when we decelerate promotional activities for some time in order to lengthen the life cycle of existing games and maintain long-term sustainable growth. Based on our recent experience, our user traffic may also be relatively low as result of the "golden" holidays in China, such as the Chinese New Year holiday in January or February when many of our game players may go back to home town and have less access to the Internet, and national college admission exams in the second quarter when our game players spent less time playing online game. Other factors that may cause our operating results to fluctuate include the recent global financial crisis, a deterioration of economic conditions in China and potential changes to the regulation of the online game industry in China, which are discussed elsewhere in this annual report.

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

        We have registered our domain names www.pwrd.com, www.wanmei.com and www.perfectworld.com, and have registered a series of domain names in connection with each of games, including without limitation, www.world2.com.cn, www.wulin2.com, www.w2i.com.cn, www.zhuxian.com, www.chibi.com, www.rwpd.com, www.kdxy.com, www.sgcq.com.cn, www.mhzx.com.cn, www.smdl.com, www.xlzj.com, www.sgsj.com, www.yttlj.com.cn and www.sdxlol.com with China Internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of all of our existing online games with the Trademark Office of the

State Administration for Industry and Commerce in China. As of the date of this annual report, the trademark has been registered in classes 9, 16 and 35 in China, the trademark has been registered in classes 9, 16 and 41 in China, the and the trademarks have been registered in class 41 in China, the and the trademarks have been registered in class 9 and 41 in China and the trademark has been registered in class 9 in China. We have registered all of our existing client-based online games and web games and our Angelica 3D game engine, Cube 2.5D game engine, EPARCH 2D game engine and Raider 2D game engine with the National Copyright Administration for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company's intellectual property to the same extent as the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date.

        We have licensed from third parties certain intellectual property, based on which we are entitled to develop online games. For examples, PW Network obtained exclusive licenses to use certain intellectual property of the TV drama series " " and the Internet novel "Zhu Xian" for the production and commercial operation of Legend of Martial Arts, Zhu Xian and Fantasy Zhu Xian, respectively. We have fully paid the license fees under these license agreements.

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

  •
  the Notice of Implementing the State Council's "Regulation 'Sanding"'and Relevant Interpretation Issued by State Commission Office for Public Sector Reform ("SCOPSR") and Further Strengthen the Administration and Approval of the Pre-approval and Import of Online Games (2009);

  •
  the Foreign Investment Industrial Guidance Catalogue (2011);

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

  •
  the Tentative Catalogue of Internet Video/Audio Program Services (2010);

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

        As both the online game industry and the online reading industry are at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game and online reading industries. See "Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game and online reading industries in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected."

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

        On September 28, 2009, GAPP, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued the GAPP Notice, which restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments. The GAPP Notice expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term "foreign investors" or make a distinction between foreign online game companies and China based companies under a similar corporate structure like ours. Thus, it is unclear whether such regulations will be applicable to us or many other China based companies that rely on similar contractual arrangements with variable interest entities to operate online games in China. Since the promulgation of the GAPP Notice, we have applied for and obtained ISBNs from the then GAPP for Internet publications of several new games without encountering any problem. We are not aware that either the GAPP or the GAPPRFT has taken any enforcement action under the GAPP Notice against any online game operators under a similar corporate structure like ours.

        We conduct our online game and related Internet content provision businesses and online reading business in China through contractual arrangements with PW Network and PW Literature, respectively. In addition, we use Trendsters Investment as an investment vehicle to hold our investment in a venture capital fund. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. See "Item 4. Information on the Company—History and Development of the Company." In the opinion of our PRC legal counsel, King & Wood Mallesons, each of the agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, King & Wood Mallesons is of the view that the interpretation and implementation of the laws and regulations in the PRC and their application to and effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the opinion of King & Wood Mallesons herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us to enforce the contractual arrangements should our variable interest entities or their equity holders fail to perform their obligation under those arrangements.

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

        Internet Culture Operation License.    Each ICP license holder that engages in the supply of Internet culture products and related services, including provision of online games and online reading services, must obtain an additional Internet culture operation license from the appropriate culture administrative authorities pursuant to the newly issued Tentative Measures for Administration of Internet Culture (2011), which superseded the Tentative Measures for Administration of Internet Culture (2003, and as amended in 2004). PW Network obtained an Internet culture operation license for the operation of online games in May 2008, which was renewed in December 2011. PW Literature obtained an Internet culture operation license for the operation of online reading business in July 2009, which was renewed in December 2012.

        Internet Publishing License.    The GAPP that was reorganized as the GAPPRFT in 2013 and the MIIT jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games or online reading services is deemed an Internet publication activity. Therefore, online game and online reading operators need to obtain an Internet publishing license in order to directly make their online games or online reading services publicly available in China. Historically, we did not hold such a license as issuances of such licenses were temporarily suspended by the then GAPP. PW Network obtained an Internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the Internet. Our self-operated client-based online games and web games are published in China by PW Network currently, and the Internet publication has been filed with the then GAPP. In order to operate the online reading business, PW Literature has applied to the then GAPP for an Internet publishing license for publishing online reading materials. However, we cannot assure you that it will obtain such license or that the administrative authority will not take any action against it. If PW Literature engages in the online reading publishing without an Internet publishing license, it may be subject to various penalties, including fines and the discontinuation or restriction of its operations.

        Online Bulletin Board Service Approval.    The MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

        In addition to the aforementioned permits and licenses that are required for online game operators, for each online game that an operator operates, additional permits or licenses are required, which include, among others, those set forth below in "—Regulation of Internet Content" and "—Regulation of Information Security."

        In the opinion of our PRC legal counsel, King & Wood Mallesons, except as described above with respect to the Internet publishing license, no consent, approval or license other than those already obtained by PW Software, PW Network and PW Literature is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of Internet Content

        The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the GAPP that was reorganized as the GAPPRFT in 2013. These measures specifically prohibit Internet activities, which includes the operation of online games and online reading, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, in accordance with the Provisional Measures for the Regulation of Online Games promulgated by the Ministry of Culture in June 2010, imported online games should be filed with the Ministry of Culture before the operation of the games and domestic online games should be filed with the Ministry of Culture within one month of their operations. We have successfully completed the filings with the Ministry of Culture for our client-based online games Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West and Battle of the Immortals. We have submitted to the Ministry of Culture the relevant filing documents for our other self-operated client-based online games. We believe that our submissions met all filing requirements. However, we cannot assure you that these submissions will be deemed successfully filed by the Ministry of Culture. Except as described above with respect to the filing of certain online games with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

Regulation of Information Security

        Internet content in China is also regulated and restricted from a State security standpoint. The National People's Congress, China's national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

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

Regulation on Intellectual Property Rights

        The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. We have registered all of our existing client-based online games and web games and our Angelica 3D game engine, Cube 2.5D game engine, EPARCH 2D game engine and Raider 2D game engine with the National Copyright Administration. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

        The PRC Trademark Law together with its implementation rules protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

Anti-fatigue System and Real Identification Registration System

        In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an "anti-fatigue system" and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be "healthy," three to five hours to be "fatiguing," and five hours or more to be "unhealthy." Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached "fatiguing" level, and to zero in the case of "unhealthy" level.

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

Virtual Currency

        On February 15, 2007, the Ministry of Commerce, the People's Bank of China and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, or the Internet Cafés Notice. Under this notice, the People's Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items.

        On June 4, 2009, the Ministry of Commerce and the Ministry of Culture jointly issued Notice on the Reinforcement of the Administration of Virtual Currency in Online Games, which defines what is virtual currency and requires that entities shall obtain the approval from the Ministry of Commerce before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. Entities are prohibited from using virtual currency to carry out gambling business.

Regulation of Internet Video/Audio Program Services

        On December 12, 2007, the SARFT and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of Internet video/audio program shall obtain a license from the SARFT, failure of which may result in the suspension or close of the website providing the Internet video/audio program services. See "Item 4. Information on the Company—Risks Related to Doing Business in China—PRC regulations relating to Internet video/audio program services may adversely affect the operation of our online games."

Regulation on Taxation

        For a discussion of applicable PRC tax regulations, see "Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation."

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

        Notice 7.    In December 2006, the People's Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or Notice 78, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In February 2012, SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, which replaced an earlier SAFE notice issued in 2007. SAFE Notice 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company ("Domestic Company"), including PRC citizens and foreign citizens who have resided in the PRC for one year or more ("Domestic Individuals"). Under SAFE Notice 7, Domestic Individuals who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly listed company are required, through the Domestic Company or a PRC agent ("Domestic Agent"), to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; and the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE. If we or our PRC optionees fail to comply with the Notice 7, we or our PRC optionees and their local employer may be subject to fines and legal sanctions.

Regulation of Investment into Equity Investment Enterprise

        The National Development and Reform Commission (the "NDRC") issued the Circular on Promoting and Standardize the Development of Equity Investment Enterprises on November 23, 2011, which regulates (1) the establishment, fundraising and investment of equity investment enterprises, (2) risk-control mechanisms of equity investment enterprises, (3) responsibilities of equity investment management entities as entrusted management entities of the equity investment enterprises,

(4) information disclosure systems of the equity investment enterprises, and (5) the record filings and industry self-regulation of the equity investment enterprises. The NDRC also issued a series of implementation guidance for the operation and management of capital equity investment enterprises. This circular and the corresponding guidance set out the requirements for an investor in an equity investment enterprise, including the investor's risk profile and fund contribution requirements, including that subscription in an equity investment enterprise by each investor shall not be less than RMB10 million. In addition, an investor shall invest with one's lawful equity funds and hold the investment in an equity investment enterprise directly instead of by way of trust or any other similar measures.

        Trendsters Investment, our variable interest entity, is an investor and a limited partner in a venture capital fund, which falls in the category of equity investment enterprises under this circular. We believe that we are in compliance with all the requirements for an investor set forth in this circular and the series of guidance.

C.    Organizational Structure

        The following diagram illustrates our corporate structure as of the date of this annual report:

Beneficial Interest
(1)
Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners."

(2)	Contractual arrangements including a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners."
(3)
Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners."
(4)
Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners."
(5)
Contractual arrangements including a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with Perfect Moment and its Equity Owners."
(6)
Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with Perfect Moment and its Equity Owners."
(7)
Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners."
(8)
Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners."
*
Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, the founder and chairman of the board of directors and an owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, a Chinese citizen, and 5.59% owned by Mr. Di He, our chief technology officer.
**
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su, a Chinese Citizen, 35.72% owned by Mr. Furui Chen, a Chinese citizen, and 4.28% owned by Mr. Di He, our chief technology officer.

D.    Property, Plants and Equipment

        In the first quarter of 2011, we moved our principal executive offices into an office building of approximately 55,000 square meters that we purchased in Beijing when it became available for occupancy. We also have two office premises of approximately 4,500 square meters and approximately 2,700 square meters located in Beijing, which we purchased in November 2007 and January 2008, respectively. Our major leased properties in China include approximately 11,900 square meters of office in Beijing, approximate 8,100 square meters of office space in Shanghai, approximately 10,500 square meters of office space in Chengdu and approximately 1,300 square meters of office space in Hefei. Our

U.S. subsidiaries' office lease is for an aggregate of approximately 12,000 square meters. Our Japan office lease is for an aggregate of approximately 480 square meters. Our Netherlands office lease is for an aggregate of approximately 1,160 square meters. Our Korea office lease is for an aggregate of approximately 570 square meters. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not Applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See "Forward-Looking Information." In evaluating our business, you should carefully consider the information provided under the caption "Item 3. Key Information—D. Risk Factors" in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.    Operating Results

Overview

        We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2012, according to a report published by IDC. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater to changing customer preferences and market trends.

        We currently operate in China our seven self-developed 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West and Forsaken World, two 2.5D MMORPGs, Battle of the Immortals and Empire of the Immortals, two 2D turn-based MMORPG, Fantasy Zhu Xian and Return of the Condor Heroes, two 2D real-time MMORPGs, Dragon Excalibur and Heaven Sword and Dragon Saber (under unlimited closed beta testing), and one online casual game, Hot Dance Party.

        We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other self-developed online games, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2010, 2011 and 2012, a substantial majority of our online game operation revenues were generated through this item-based revenue model. Although a majority of our revenues are generated in China, as of the date of this annual report, we have exported a number of our games to various countries and regions, and we plan to export these games and our new games to more countries and regions. We generated revenues of RMB2.4 billion, RMB3.0 billion and RMB2.8 billion (US$444.7 million) in 2010, 2011 and 2012, respectively. We achieved net income of RMB840.7 million, RMB984.0 million and RMB540.7 million (US$86.8 million) in the years ended December 31, 2010, 2011 and 2012, respectively.

        In August 2011, we sold our film and television business to a related party to sharpen our focus on our core online game development and operation business. As a result, the film and television business is accounted for as a discontinued operations and our consolidated statements of income and comprehensive income in this annual report separates the discontinued operations from our remaining business operations for all years presented.

Factors Affecting Our Results of Operations

        We are affected by general conditions typically affecting the online game industry in China. For example, we benefited from the overall economic growth in China in the past several years, which resulted in increases in disposable income and discretionary consumer spending. We have also benefited from other general conditions in China, including the increasing use of the Internet with the growth of PC and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the population in the age groups more inclined to play online games. Our results of operations may be adversely affected by economic slowdown in China and other countries and regions where our games are operated and the arrival of additional competitions into the markets of each of our businesses. The government regulation imposed on online game industry may also have significant impact on our results of operations.

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

  •
  the costs to purchase additional servers and equipment in anticipation of new games;

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

Revenues

        For the years ended December 31, 2010, 2011 and 2012, we generated revenues of RMB2.4 billion, RMB3.0 billion and RMB2.8 billion (US$444.7 million), respectively. We expect that our future revenue growth will be primarily driven by our launch of additional games, increasing monetization of our existing games, and expansion of our overseas business. For the years ended December 31, 2010, 2011 and 2012, our online game operation revenues are net of sales discounts and rebates to our distributors, which averaged approximately 14.0%, 10.5% and 10.3%, respectively, of the face value of our prepaid cards sold to our distributors. The following table sets forth the revenues generated from our online game operations and licensing, and from other sources, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31, 2010		For the Year Ended December 31, 2011		For the Year Ended December 31, 2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation revenues	2,156,258	90.5	2,708,507	90.8	2,499,419	401,184	90.2
Licensing revenues	214,981	9.0	246,823	8.3	171,564	27,538	6.2
Other revenues	12,402	0.5	28,107	0.9	99,604	15,987	3.6

Total revenues	2,383,641	100.0	2,983,437	100.0	2,770,587	444,709	100.0

  Online Game Operation Revenues

        In 2010, 2011 and 2012, the majority of our revenues were generated from our online game operations. We launched our first game, Perfect World, in China in January 2006, using the time based revenue model. In 2010, 2011 and 2012, 1.0%, or RMB21.4 million, 0.9%, or RMB23.4 million and 1.1%, or RMB27.4 million (US$4.4 million), of our online game operation revenues were derived from this game, respectively. With respect to games operated under the time-based revenue model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based revenue model will remain a small portion of our online game operation revenues as we began to use the item-based revenue model in September 2006 and plan to continue to use that model for our new online games in the future.

        We launched additional self-developed online games using the item-based model in China: Legend of Martial Arts in September 2006, Perfect World II in November 2006, Zhu Xian in May 2007, Chi Bi in January 2008, Hot Dance Party in March 2008, Pocketpet Journey West in October 2008, Battle of the Immortals in April 2009, Fantasy Zhu Xian in October 2009, Forsaken World in October 2010, Dragon Excalibur in October 2010, Empires of the Immortals in March 2011, Heaven Sword and Dragon Saber (under unlimited closed beta testing) in August 2011 and Return of the Condor Heroes in September 2012, as well as a number of web games. In North America and Europe, through PW USA and PW Europe, we operate a number of our own games including some games developed by our wholly owned U.S. based subsidiary Cryptic Studios, as well as several games that we licensed from other developers. In Japan, through C&C Media, we operate a number of our own games and some games licensed from other developers. In Southeast Asia, through PW Hong Kong, we operate several of our own games.

        In 2010, 2011 and 2012, a substantial majority of our online game operation revenues were derived from our games using the item-based revenue model. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the monetization level of our games. We expect that revenues derived from our games operated under the item-based revenue model will remain a dominant source of our online game operation revenues in the foreseeable future.

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

        The following table sets forth, for the periods indicated, certain operating statistics for our client-based online games under operation in Mainland China.

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2012	2012	2012	2012
Quarterly average concurrent users	804,000	739,000	601,000	620,000

        Average concurrent users, or ACU, for any of our online games operated in China is the number of users logged on to that game at particular points of time with 5-minute intervals. The daily average concurrent users for that game is determined by averaging the 5-minute interval data over the course of a day. The daily average data are then averaged over the course of a month to derive the monthly average concurrent users of the game. Quarterly average concurrent users for a game is the average of monthly average concurrent users of such game during the relevant quarter. The decrease of ACU during the fiscal year 2012 was mainly due to more stringent anti-cheating efforts adopted by us to our core online games in order to maintain a healthy and fun gaming environment for our players.

        The following table sets forth, for the periods indicated, certain operating statistics for our client-based online games under the item-based revenue model.

	For the Year Ended December 31,
	2010	2011	2012
Annual active charging accounts (in thousands)(1)	4,280	3,605	3,009
Annual average revenue per active charging accounts (in RMB)(2)	499	741	817

(1)
Annual active charging accounts is defined as the aggregate number of accounts for our client-based online games under the item-based revenue model which have received deposit at least once during a calendar year.

(2)
Annual average revenue per active charging accounts is calculated by dividing the revenues derived from our client-based online games under the item-based revenue model in a year by the number of annual active charging accounts in that year.

        The active charging accounts and the average revenue per active charging account may fluctuate significantly from period to period due to a number of factors, including our promotional activities and unpredictable player deposit and spending patterns.

  Licensing Revenues

        In 2010, 2011 and 2012, we recorded revenues of RMB215.0 million, RMB246.8 million and RMB171.6 million (US$27.5 million), respectively, for the initial fees and usage-based royalties we earned from licensees of our online games. Licensing revenues represented 9.0%, 8.3% and 6.2% of our total revenues in 2010, 2011 and 2012, respectively. Majority of our licensing revenues were generated from overseas. As of the date of this annual report, we have licensed a number of our games to leading game operators overseas. All of these licensed games are operated under the item-based revenue model by the respective operators.

        Under our license agreements with licensees, we are generally entitled to receive from the licensees an initial fee and ongoing usage-based royalties. The usage-based royalties are generally determined based on the amount of money charged to players' accounts or service fees payable by players in a given country or region. We plan to further expand the geographical reach of our games by licensing our existing games and new games we develop in the future to leading online game operators in additional countries and regions.

  Other revenues

        In 2010, 2011 and 2012, we recorded other revenues in the amount of RMB12.4 million, RMB28.1 million and RMB99.6 million (US$16.0 million), which represented 0.5%, 0.9% and 3.6% of our total revenues. Other revenues included, among others, revenues generated from Torchlight series, our pay-per-install games developed by our majority owned subsidiary Runic Games, launched in North America in 2012.

  Revenue Collections

        Online game operations.    We collect our online game operation revenues through sales of (i) physical and virtual prepaid cards, which record entitlements to certain numbers of our online points, and (ii) online points, which entitle players to play our games for a specified period of time or to purchase our in-game items. We generally sell physical prepaid cards through an offline network of third-party distributors, which in turn distribute our cards to retailers, including Internet cafés, newsstands and convenience stores. Our virtual prepaid cards and online points are sold via third-party online distributors and telecommunication operators who bundle the collection of fees for our games with the fees for their services to users. Through our electronic distribution system, we electronically sell virtual prepaid cards or online points to distributors and our distributors electronically sell the online points in their accounts to the accounts of their sub-distributors, retailers or players. We also sell online points directly to players via online payment platform service providers.

        In most cases, we receive cash payments from distributors upon or before delivering our prepaid cards or online points to them. In other cases, the online payment platform service providers or other third parties generally pay us within several days after they collect the payments or after our monthly or weekly settlement with them.

        We offer a discount to the face value of our game cards to our customers. We also offer certain volume rebate as a percentage of the face value of our game cards to our major distributors in China if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. Therefore, we estimate that the average total discount rate we have offered to all of our distributors in China was approximately 14.0%, 10.5% and 10.3% for the years ended December 31, 2010, 2011 and 2012, respectively, of the face value of our game cards.

        Licensing.    Under our license agreements with licensees, we are generally entitled to receive, from the licensees, an initial fee and ongoing usage-based royalties. The ongoing usage-based royalties are generally determined based on the amount of money charged to players' accounts or service fees payable by players in a given country or region. We generally receive ongoing usage-based royalties on a monthly basis. We generally receive our initial fees in installments, usually within several days after the signing of the license agreements or the commencement of the closed beta testing, the open beta testing and/or the commercial launch of our games, respectively. In some cases, in consideration of the initial fees, we are required to provide a combination of licenses to use the software, training and post contract services, such as provision of when-and-if-available or periodic upgrades to the games, during the license period. In other cases, we are required to provide free post contract services in the first year of the licensing period to the licensees who have the option to acquire the post contract services at certain percentage of the initial fees after the first year of the licensing period.

  Revenue Recognition

        Online game operations.    To use the online points on a prepaid card, a player must "activate" the card by using an access code and password to transfer the online points on the card to such player's personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2011 and 2012, our advances from customers amounted to RMB95.9 million and RMB133.9 million (US$21.5 million), respectively, and our deferred revenues related to online game operations amounted to RMB463.8 million and RMB411.0 million (US$66.0 million), respectively.

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

        According to the license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players' accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

        For more details of our revenue recognition policies for our revenues from online game operations and licensing, see "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition."

Cost of Revenues

        Our cost of revenues consists primarily of server and bandwidth leasing fees, salary and benefits expenses related to the operation of our online games, depreciation and amortization expenses, revenue-sharing cost or royalties paid to third parties, value added tax ("VAT") and business tax and other direct costs of providing online game services. Other direct costs of providing online game services primarily comprise rental cost for the premises used in relation to the operation of our online games and manufacturing costs of physical game cards. We expect that our online game related cost will increase as our revenues increase.

        Server and bandwidth leasing fees were equal to 3.0%, 2.4% and 2.8% of our revenues in 2010, 2011 and 2012, respectively. We rent communication bandwidth to connect our game operating networks to the Internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. We expect our payments for bandwidth leasing fees will increase in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. Beginning in July 2007, we began purchasing our own servers. To ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

        Salary and benefits expenses were equal to 4.0%, 4.4% and 5.2% of our revenues in 2010, 2011 and 2012, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

        The amount of net VAT and business tax included in cost of revenues for the years ended December 31, 2010, 2011 and 2012 was RMB98.3 million, RMB114.3 million and RMB105.1 million (US$16.9 million), respectively, equal to 4.1%, 3.8% and 3.8% of our revenues in 2010, 2011 and 2012, respectively. Our subsidiaries and consolidated variable interest entities incorporated in China are subject to a 5% business tax on revenues generated from our online game businesses in the PRC. Starting from September 1, 2012, our subsidiaries and consolidated variable interest entities incorporated in China are subject to VAT at an effective rate of 6% for revenues derived from overseas licensing. In addition, according to the applicable tax rules and regulations, being a technology development business and technology export enterprise, an entity may enjoy VAT exemption for revenues generated from software development and relevant technology consulting services, and oversea licensing, respectively. In Japan, our sales proceeds from online game operations are subject to consumption tax at a rate of 5%.

        The amount of depreciation and amortization expenses included in cost of revenues for the years ended December 31, 2010, 2011 and 2012 was RMB53.9 million, RMB84.3 million and RMB88.7 million (US$14.2 million), respectively, equal to 2.3%, 2.8% and 3.2% of our revenues in 2010, 2011 and 2012, respectively. Depreciation and amortization expenses comprise primarily of depreciation and amortization expenses of servers, computer equipment and copyrights that are directly related to our business operation. We expect our depreciation and amortization expense to increase as we purchase additional servers, computer equipment and office premises to meet the needs of our business expansion.

Operating Expenses

        Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses, each of which include share-based compensation. We expect that our operating expenses will increase in the future as we further expand our game portfolio, enhance our research and development and sales and marketing activities.

  Research and Development Expenses

        Research and development expenses were equal to 17.6%, 22.3% and 28.8% of our revenues in 2010, 2011 and 2012, respectively. From April of 2010, due to the extended game development cycle and the incurrence of material online game development costs, we started to capitalize the qualified online game development costs as intangible assets. For the years ended December 31, 2010, 2011 and 2012, the amount of online game development costs capitalized as intangible assets was approximately RMB29.5 million, RMB12.5 million and RMB5.9 million (US$0.9 million), respectively. Our research and development expenses consist primarily of salary and benefits expenses of personnel engaged in the research and development of our game engines, game development platforms and online games, share-based compensation expenses, and rental cost for the premises used in our development of online game products. We expect that our research and development expenses will increase in the near future as we plan to increase research and development expenditures to develop more MMORPGs and other online games, and upgrade our proprietary game engines and game development platforms.

  Sales and Marketing Expenses

        Sales and marketing expenses were equal to 20.0%, 17.2% and 20.2% of our revenues in 2010, 2011 and 2012, respectively. Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits of our sales and marketing personnel. Our advertisement and promotion expenses include advertising payments to various online game sites and game magazines and other advertising service providers as well as expenses for sponsoring media events. We plan to intensify our marketing and promotional efforts and thus increase our sales and marketing expenses when we launch new games in the future.

  General and Administrative Expenses

        General and administrative expenses were equal to 9.6%, 10.1% and 11.6% of our revenues in 2010, 2011 and 2012, respectively. Our general and administrative expenses consist primarily of salary and benefits and share-based compensation expenses for general management, finance and administrative personnel and professional service fees for services rendered in connection with our acquisition, audit and tax consultation. We expect that our general and administrative expenses will increase due to, among other things, our overall operational expansion.

  Goodwill impairment

        Goodwill impairment was RMB40.8 million (US$6.5 million) for the year ended December 31, 2012, which primarily comprised impairment associated with our Japanese subsidiary. We did not incur any goodwill impairment for the years ended December 31, 2010 and 2011. For goodwill impairment, see "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill."

  Share-based Compensation Expenses

        We have adopted share incentive plans to motivate, attract and retain employees, directors and consultants, and promote the success of our business. See "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan." As of December 31, 2012, there were outstanding options to purchase a total of 21,752,295 Class B ordinary shares. In addition to options, we also used restricted shares as another type of share-based awards to officers and employees in 2008. We granted 3,378,325 restricted shares to our officers and employees during the year ended December 31, 2008. Subsequently, we replaced these restricted shares, which were repurchased, with share option awards in December 2008. The amounts of these share-based compensation charges are set forth below:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Restricted shares awarded to officers, directors and employees	467	—	—	—
Options granted to officers, directors, employees and consultants	96,318	104,736	71,145	11,419

        As of December 31, 2012, the unamortized compensation expenses in connection with our outstanding options were RMB105.1 million (US$16.9 million). These amounts do not include share-based compensation expenses with respect to our options granted after December 31, 2012. There was no unamortized compensation expenses in connection with restricted shares awarded to employees as of December 31, 2011 and 2012 as the restricted shares were fully vested during the year ended December 31, 2010. Share-based compensation expenses capitalized as part of online game development costs for the years ended December 31, 2010, 2011 and 2012 were RMB1.9 million, RMB0.6 million and nil, respectively.

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

United States

        PW USA, Runic Games and Cryptic Studios are generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, are also subject to tax at the state level. State tax rates vary by jurisdiction.

Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. In addition, payments of dividends by PW Hong Kong to us are not subject to any Hong Kong withholding tax.

Malaysia

        Perfect Star Co., Ltd., or PW Malaysia engages in offshore licensing activity. It is subject to a fix amount corporate income tax of MRT20,000 a year. Perfect Play SDN. BHD., or Perfect Play engages in onshore business activities, and is subject to a 25% corporate income tax rate.

Taiwan

        Our subsidiary established in Taiwan is subject to a 17% corporate income tax rate (taxable income up to TWD120,000 is exempt).

Netherlands

        The fiscal unity Perfect World Universal Coöperatieve U.A. or PW Universal in Netherlands engages in intra-group licensing and local sales and marketing. The standard corporate income tax rate is 25%. A lower rate of 20% applies to the first EUR200,000 of taxable income.

Japan

        The total corporate income tax burden (i.e. effective tax rate) is 40.7% for C&C Media and CCO Co., Ltd. in Japan.

PRC

  PRC Corporate Income Tax

        On March 16, 2007, the National People's Congress of PRC enacted a new corporate income tax law, under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to corporate income tax at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "software enterprises" and/or "high and new technology enterprises," whether FIEs or domestic companies. The new corporate income tax law became effective on January 1, 2008.

        Under the new corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008 to December 31, 2012, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

        PW Network has been qualified as "high and new technology enterprise" under the new corporate income tax law from 2008 to 2013 and maintained its "software enterprise" status from 2008 to 2012. PW Network elected to enjoy the preferential tax treatment as the "software enterprise". Therefore, PW Network was entitled to the tax exemption in 2008 and a 50% income tax reduction to a rate of 12.5% from 2009 to 2011. PW Network enjoyed a preferential tax rate of 15% in 2012 and will continue to enjoy this preferential tax rate in 2013 as a "high and new technology enterprise."

        PW Software has been qualified as "high and new technology enterprise" from 2008 to 2013. Therefore, PW Software was entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% from 2010 to 2012. PW Software will enjoy a preferential tax rate of 15% in 2013 as a "high and new technology enterprise."

        Shanghai PW Network has been qualified as "software enterprise" status from 2009 to 2012. Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and was subject to a 50% income tax reduction to a rate of 12.5% in 2011 and 2012. Shanghai PW Network will continue to enjoy the same tax reduction in 2013, provided that it continues to be qualified as a "software enterprise" during such period.

        Beijing Perfect World Digital Entertainment Software Co., Ltd. or PW Digital Software, and PW Digital have been qualified as "software enterprise" status from 2010 to 2012. PW Digital Software and PW Digital achieved cumulative taxable income for the year ended December 31, 2010. Therefore, PW

Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and were subject to a 50% income tax reduction to a rate of 12.5% in 2012. PW Digital Software and PW Digital will continue to enjoy the same tax reduction from 2013 to 2014, provided that they continue to be qualified as a "software enterprise" during such period.

        Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software and PW Digital, our other major China-based subsidiaries and variable interest entities are subject to a 25% corporate income tax rate.

        Furthermore, under the new corporate income tax law, a "PRC resident enterprise," which includes an enterprise established outside of China with its "de facto management body" located in China, is subject to PRC corporate income tax. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, our global income, including overseas licensing fees directly payable to Perfect World, will be subject to PRC corporate income tax at a rate of 25%.

  PRC Business Tax and VAT

        We have adopted the gross presentation for VAT and business tax, therefore VAT and business tax are included in revenues and cost of revenues.

  Transition from PRC Business Tax to PRC Value Added Tax

        A pilot program for transition from Business Tax to VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the pilot program was expanded from Shanghai to eight other cities and provinces in China, including Beijing and Hefei.

  VAT

        Prior to the pilot program, our subsidiaries and VIEs incorporated in China were subject to Business Tax. After the launch, our subsidiaries and VIEs incorporated in China are subject to VAT at an effective rate of 6% for revenues derived from overseas licensing, software development and relevant technology consulting services. In addition, according to the applicable tax rules and regulations, being a technology development business and technology export enterprise, an entity may enjoy VAT exemption for revenues generated from software development and relevant technology consulting services, and oversea licensing, respectively.

        Our sales proceeds from online game operation in Japan are subject to consumption tax at a rate of 5%.

  Business tax

        Revenues generated from online game operations are not affected by the pilot program. Our VIEs incorporated in China are subject to a 5% Business Tax and related surcharges on revenues from online game operations. Business tax and the related surcharges are recognized when the revenue is earned.

  Withholding Taxes

        PW Network and PW Software are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. RMB26.4 million RMB20.3 million and RMB9.9 million (US$1.6 million) were recognized as income tax expense related to withholding taxes for the years ended December 31, 2010, 2011 and 2012, respectively.

        Pursuant to the new corporate income tax and the Implementing Rules which took effect on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we and InterServ Caymans are incorporated, does not have such a tax treaty with China. Under the new corporate income tax law and the Implementing Rules, if InterServ Caymans is regarded as a resident enterprise, the dividends payable to InterServ Caymans from InterServ Shanghai will be exempt from the PRC income tax. If InterServ Caymans is regarded as a non-resident enterprise, it will be subject to a 10% withholding tax for any dividends payable to it from InterServ Shanghai. PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, Shanghai PW Software and PW Game Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries according to a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%.

        In the fourth quarter of 2008, to fund our share repurchase program, PW Software decided to declare dividend out of the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, 5% withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008, and we continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors decided that we would not distribute any profit out of PW Software upon the expiration of a 2008 share repurchase program and would retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax had been accrued until the third quarter of 2011 when our board of directors approved a change in our dividend policy to reflect our intention to distribute part of the earnings of our PRC subsidiaries to PW Hong Kong, from time to time, for eventual dividend payments to our shareholders. As such, a withholding tax of RMB76.4 million was accrued and recorded as deferred tax liabilities as of December 31, 2011 for all undistributed earnings of our PRC subsidiaries from July 1, 2009 to December 31, 2011. In addition, a withholding tax of RMB19.6 million (US$3.2 million) was accrued and recorded as deferred tax liabilities as of December 31, 2012 for all undistributed earnings of our PRC subsidiaries during the year ended December 31, 2012. We will continue to accrue and record the withholding income tax for all undistributed earnings earned in the future years under this adjusted dividend policy.

Inflation

        Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Revenue Recognition

        Online game operation revenues.    Most of our revenues are earned through providing online game operation services to players. We have been providing online game services to our players pursuant to a time-based revenue model and an item-based revenue model. For online games using the time-based revenue model, we charge players based on the time they spend playing our games. Under the item-based revenue model, the basic game play functions are free of charge, and we charge users for purchases of in-game items.

        Revenue recognition policies adopted for time-based and item-based revenue models are as follows:

        Time-based revenue model.    We recognize revenues when the online points representing the playing time are actually used by the players to play our games.

        Item-based revenue model.    Under this model, the players can access our games free of charge, but may utilize their activated prepaid cards or online points credited to their accounts to purchase in-game items. We categorize our in-game items as either consumable items or permanent ownership items. Management determines whether a virtual item is permanent or consumable by such item's real functions and features in the game, which does not require any estimate or assumption.

        Consumable items, such as facial expressions and fireworks, represent in-game items that can be consumed by a specific player action or expire over a pre-determined expiration time. We keep track of the consumption or expiration of all the consumable items in the game. The common characteristics of the consumable items include (a) items will be no longer displayed on the player's game account after a specified period of time ranging from several days to several months or after a player consumes the items through performing in-game actions, and (b) once the items are consumed or expired, we do not have further obligations in connection with such items. Revenues in relation to consumable items are recognized over the period that they are expiring or after they are consumed, as our obligations in connection with such items have been fully rendered to our players after their consumption or expiration.

        Permanent ownership items, such as mine stones, materials, clothing and riding mounts, represent in-game items that are accessible to the players who purchased the items, or "paying players," as long as such players play the game. We will provide continuous online game services in connection with these permanent ownership items until they are no longer used by our players. Since we cannot determine the actual lives of these permanent ownership items without considering the player's future activities in that game, revenues in relation to the permanent ownership items are recognized over their estimated lives. We consider player behavior patterns in estimating the lives of permanent ownership items, including period that the paying players typically play our games, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events launched and market conditions. We believe that the estimated player life of all paying players, or "estimated player life,"

which is the average period between the first date the paying players charge their activated prepaid cards or online points to their accounts and the last date these paying players would play the game, represents our best estimate for the lives of the in-game permanent ownership items purchased by the paying players.

        A paying player's estimated player life represents the player's existing life in the game plus the player's estimated future life. The existing life is the period from the first date the player charged the activated prepaid cards or online points to his/her account in the game to the date of the player's last log-off from the game. We use actual data for all paying players in the game since the game's launch to determine the paying players' existing life.

        The key assumptions and estimates used to determine the estimated player life is to estimate the game's paying players' future playing life which is based on the probability of the game's paying players returning to the game after a given period of inactivity. We use a statistical model to estimate such probability for each of our games based on historical log-on patterns of all of its paying players over years of game operations starting from the launch of the games. Below are the major steps employed by us to estimate the game's paying players' future life:

1.
Collect paying player's log-on data. We keep records of each paying player's daily log on activities in the games. All paying players' log-on data for a game is used as data samples for the statistical model to estimate the probability;

2.
Calculate paying players' log on probabilities. We perform statistical analysis on the collected paying players' historical log on data to calculate probabilities of the players returning to the game after logging off from the game for a specified period; and

3.
Estimate each of the paying players' future life. The probability rates are applied to each paying players' historical log on pattern to estimate future playing life of the player since the date of the player's last log-off from the game, i.e. "future life."

        The "estimated player life" of a game is the average of all paying player's estimated player life.

        For games with more than 3-year operating history, we determine the estimated player life separately for each of our individual games. For games with less than 3-year operating history, we consider estimated player life for our other games with similar characteristics, as well as other factors such as acceptance and popularity of the games and the future operating strategies for the games to determine the estimated player life of the games. Those factors are subjective and require judgment.

        In addition, we have adopted the policy of performing the reassessment of the estimated player life of each game twice a year in various quarters on a rotating basis and will keep revising such estimates in the future as the games' operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of lives of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

        For the years ended December 31, 2010, 2011 and 2012, the estimated player life of our different games that generated more than 90% of our revenues ranged from 226 days to 369 days, 265 days to 410 days and 155 days to 491 days, respectively. The increase in the upper end of the estimated player life is primarily due to the longer estimated player life in foreign countries based on the analysis of the overseas player behavior patterns as a result of our continuous expansion in overseas online gaming markets. The operating history and data collected for certain games have exceeded 3 years and we adopted the estimated player life for each of these individual games in 2012, which resulted in the decrease in the lower end of the estimated player life.

        There were reassessments made during the subsequent periods. If the estimated lives of the in-game items increase by 10% or 15%, our online game operation revenues for the year ended December 31, 2012 would have decreased by approximately 0.48% or 0.71%, respectively.

        We believe our estimates to be reasonable in view of actual player information available. However, given the relatively short operation history of our online games, the estimate of player life may not accurately depict such period and hence the lives of the in-game items.

        Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. We provide sales incentives in the form of rebates to major distributors that meet or exceed the sales target. Accrued rebates, which are settled in the form of additional free prepaid cards, will result in higher average discount rate on in-game points, and will partially delay the revenue recognition until the consumption of free prepaid cards. According to our published expiration policy, prepaid cards will expire on the expiration date printed thereon. The proceeds from the expired prepaid cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2010, 2011 and 2012, we recognized nil, RMB10.6 million and RMB4.4 million (US$0.7 million) as other income from expired cards.

        In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player's personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that we would provide further online game service with respect to such online points is remote. We recognized revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. We believe we have sufficient operating history to reliably estimate the inactive players' churn rate. We have adopted the policy of performing the reassessment of the estimated churn rate annually and considered its estimates to be reasonable. For the years ended December 31, 2010, 2011 and 2012, we recognized RMB61.9 million, RMB103.9 million and RMB98.4 million (US$15.8 million), respectively, as revenue from the unused game points and items in the accounts inactive for greater than 360 consecutive days.

        For the years ended December 31, 2010, 2011 and 2012, the amount of revenues attributable to consumable virtual goods were RMB1,690.4 million, RMB2,064.6 million and RMB1,799.7 million (US$288.9 million), respectively, and the amount of revenues attributable to permanent virtual goods were RMB376.0 million, RMB469.2 million and RMB424.7 million (US$68.2 million), respectively.

        We have adopted the gross presentation for VAT and business tax, therefore VAT and business tax are included in revenues and cost of revenues. The amount of net VAT and business tax included in our cost of revenues for the years ended December 31, 2010, 2011 and 2012 were RMB98.3 million, RMB114.3 million and RMB105.1 million (US$16.9 million), respectively.

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

        According to the license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players' accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

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

        On February 2, 2012, a Chinese company unrelated to our company sought a court order of attachment against the assets of Jiuzhou Tianyuan, which was later withdrawn in July 2012 according to a court record.

        On March 20, 2012, Jiuzhou Tianyuan filed a case against PW Network seeking access to financial and other information of PW Network as an equity holder of PW Network, notwithstanding that it has entered into an equity pledge agreement to pledge all its equity interests in PW Network to PW Software. Jiuzhou Tianyuan withdrew its case in June 2012 and the registration of the equity pledge of Jiuzhou Tianyuan with the relevant administration for industry and commerce was completed in July 2012.

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

        Prior to April 1, 2010, as the period between the technological feasibility establishment and the game release had been very short, the development costs incurred in that period were insignificant. Thus, we had expensed all online game development costs as incurred. Due to the extended game development cycle and the incurrence of material online game development cost post feasibility, from April 2010, we started to capitalize the qualified online game development costs as intangible assets.

        For the years ended December 31, 2010, 2011 and 2012, the amount of online game development costs capitalized as intangible assets was approximately RMB29.5 million, RMB12.5 million and RMB5.9 million (US$0.9 million), respectively.

Long-Lived Assets—Property, Equipment and Intangible Assets

        Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, generally 33 to 40 years for buildings, 20 years for office improvements and between four and six years for all other property and equipment. Amortization of intangible assets is computed using a straight-line method over the estimated useful lives of the assets, which are generally one to seven years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

        Intangible assets arising from the asset acquisitions and business combinations are recognized and measured at fair value upon acquisition. Intangible assets from such transactions are amortized using the straight-line method over the assets estimated economic useful lives. Qualified online game development costs, capitalized as intangible assets, are amortized over the estimated life of the corresponding online games.

        Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than we had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment charge for long-lived assets including certain identifiable intangible assets that we expect to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized equal in amount to that excess.

        The impairment charges of intangible assets recorded in cost of revenue for the years ended December 31, 2010, 2011 and 2012 amounted to nil, nil and RMB11.2 million (US$1.8 million), respectively. The impairment charges of intangible assets recorded in general administration expenses for the years ended December 31, 2010, 2011 and 2012 amounted to nil, nil and RMB1.6 million (US$0.3 million), respectively. The impairment charge of long-lived assets recorded in cost of revenue for the years ended December 31, 2010, 2011 and 2012 amounted to nil, nil and RMB8.1 million (US$1.3 million), respectively.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment at reporting unit level on an annual basis every November 30, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on "Testing of Goodwill for Impairment," a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment charge equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        Subsequent to the sale of our film and television business, we have determined that we operate in two principal operating segments: (i) PRC operations and (ii) International operation. Under PRC segment, we identified the PRC online games business as the only reporting unit for goodwill impairment testing. Lighter game reporting unit, previously identified as a separate reporting unit, was aggregated into PRC online game reporting unit in the 2012 assessment as a result of our business integration in China. Goodwill previously associated with lighter games reporting unit, amounting to RMB1.8 million (US$0.3 million), was fully impaired in 2012.

        Under international segment, we identified the following three reporting units for goodwill impairment testing: Runic Games, C&C Media and US online game business. During our annual impairment assessment, in view of C&C Media's less-than-satisfactory performance during 2012 and near-term business outlook, we performed an assessment of C&C Media's goodwill and recognized an impairment charge of RMB39.0 million (US$6.3 million).

        We recorded goodwill impairment charges amounted to nil, nil and RMB40.8 million (US$6.5 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

Operating Leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. We have signed lease arrangements for servers and offices premises. We have assessed these arrangements to be operating leases because (i) the lease does not transfer the ownership to us by the end of the lease term, (ii) the lease does not contain any bargain purchase option, (iii) the lease term is less than 75% of the estimated economic life of the assets and (iv) the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value to the lessor less any investment credit retained by the lessor. Payments made under operating leases are charged to the consolidated statements of income and comprehensive income on a straight-line basis over the lease periods as specified in the lease agreements. Judgment is required to determine the estimated economic lives or the fair values of the servers. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

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

  Share Options

        During 2012, we granted options to purchase an aggregate of 4,615,000 Class B ordinary shares to some of our senior executives and employees. In addition to service-based share options, we granted performance-based share options to our officers and employees.

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

        A change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period the modification occurs. For unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Income Taxes

        We account for income taxes as described in note 3(22) and note 19 in our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets if and when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. When there is no clarity in the change of the new corporate income tax, we would accrue based on tax law requirements and then subsequently evaluate whether there is any new information that would change the accrual. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could make our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

        When we sell our online game operation licenses to certain overseas licensees through PW Network and PW Software, approximately 10% to 20% of the overseas licensing revenues are withheld and paid by the overseas licensees to the local tax authorities as the income tax on our behalf. Accordingly, we recognized the foreign income tax of approximately RMB26.4 million, RMB20.3 million and RMB9.9 million (US$1.6 million) in our consolidated financial statements as income tax expense in 2010, 2011 and 2012, respectively.

        Furthermore, under the new corporate income tax law which went into effect on January 1, 2008, dividends payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. PW Hong Kong, which holds 100% equity interest of PW Software, Shanghai PW Software and PW Game Software, is incorporated in Hong Kong. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. In accordance with U.S. GAAP, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. In the fourth quarter of 2008, to fund our share repurchase program, PW Software decided to declare dividend out of the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, 5% withholding tax was accrued and recorded as deferred tax liabilities as of December 31, 2008, and we continued to accrue withholding tax in the first two quarters of 2009. In the third quarter of 2009, our board of directors decided that we would not distribute any profit out of PW Software upon the expiration of a 2008 share repurchase program and would retain such profit within PRC to reinvest in our PRC operations indefinitely. Therefore, no withholding income tax had been accrued until the third quarter of 2011 when our board of directors approved a change in our dividend policy to reflect our intention to distribute part of the earnings of our PRC subsidiaries to PW Hong Kong, from time to time, for eventual dividend payments to our shareholders. As such, a withholding tax of RMB76.4 million was accrued and recorded as deferred tax liabilities as of December 31, 2011 for all undistributed earnings of our PRC subsidiaries from July 1, 2009 to December 31, 2011. In addition, a withholding tax of RMB19.6 million (US$3.2 million) was accrued and recorded as deferred tax liabilities as of December 31, 2012 for all undistributed earnings of our PRC subsidiaries during the year ended December 31, 2012. We will continue to accrue and record the withholding income tax for all undistributed earnings earned in the future years under this adjusted dividend policy.

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

Foreign Currency Translation

        Our reporting currency is Renminbi ("RMB"). The functional currency of Perfect World Co., Ltd., our Cayman Island holding company, is US dollars. The functional currency of our international subsidiaries is evaluated on a case-by-case basis and is often the local currency.

        Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Others, net in the consolidated statements of income and comprehensive income.

        The financial statements of our overseas subsidiaries are translated from their functional currency into RMB, our reporting currency. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet dates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting foreign currency translation adjustments are recorded as accumulated other comprehensive income / (loss) in shareholders' equity.

        If our operational strategies change in the future, there may be changes in our functional currency.

Equity investment

        Our equity investments are comprised of investments in privately held companies. We account for an equity investment over which we have significantly influence but do not own a majority equity interest or lack of control using the equity method. For equity investment over which we do not have significant influence, the cost method accounting is used. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information including recent financing rounds. No impairment charges were recorded for the years ended December 31, 2010, 2011 and 2012.

Recent Accounting Pronouncements

        In July 2012, the FASB issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with U.S. GAAP. The revised guidance is effective for our company for annual and interim impairment tests performed for the fiscal year beginning on January 1, 2013. This amendment will not have a material effect on our financial position, results of operations or liquidity.

        In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for our company for the reporting periods beginning on January 1, 2013. The revised guidance will not have a material effect on our financial position, results of operations or liquidity.

Results of Operations

        The following table sets forth a summary of our consolidated statements of income and comprehensive income as a percentage of net revenues for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues:
Online game operation revenues	2,156,258	90.5	2,708,507	90.8	2,499,419	401,184	90.2
Licensing revenues	214,981	9.0	246,823	8.3	171,564	27,538	6.2
Other revenues	12,402	0.5	28,107	0.9	99,604	15,987	3.6
Total revenues	2,383,641	100.0	2,983,437	100.0	2,770,587	444,709	100.0
Cost of revenues(1)	(379,417)	(15.9)	(479,930)	(16.1)	(539,936)	(86,666)	(19.5)
Gross profit	2,004,224	84.1	2,503,507	83.9	2,230,651	358,043	80.5
Research and development expenses	(419,077)	(17.6)	(664,355)	(22.3)	(797,067)	(127,938)	(28.8)
Sales and marketing expenses	(477,786)	(20.0)	(513,915)	(17.2)	(559,974)	(89,882)	(20.2)
General and administrative expenses	(228,967)	(9.6)	(301,951)	(10.1)	(321,060)	(51,534)	(11.6)
Goodwill impairment	—	—	—	—	(40,770)	(6,544)	(1.5)
Total operating expenses(1)	(1,125,830)	(47.2)	(1,480,221)	(49.6)	(1,718,871)	(275,898)	(62.1)
Operating profit	878,394	36.9	1,023,286	34.3	511,780	82,145	18.4
Total other income	35,740	1.5	118,517	4.0	151,584	24,331	5.5
Income before tax	914,134	38.4	1,141,803	38.3	663,364	106,476	23.9
Income tax expense	(88,996)	(3.7)	(161,704)	(5.4)	(116,119)	(18,638)	(4.2)
Net income from continuing operations, net of tax	825,138	34.6	980,099	32.9	547,245	87,838	19.7
Income / (loss) from discontinued operations, net of tax(2)	1,425	0.1	(37)	—	—	—	—
Net Income	826,563	34.7	980,062	32.9	547,245	87,838	19.7
Net loss / (income) attributable to non-controlling interests	14,138	0.6	3,924	0.1	(6,594)	(1,058)	(0.2)
Net income attributable to the Company's shareholders	840,701	35.3	983,986	33.0	540,651	86,780	19.5
Net Income	826,563	34.7	980,062	32.9	547,245	87,838	19.7
Other comprehensive (loss) / income: Foreign currency translation adjustment	(503)	—	5,526	0.2	(20,112)	(3,228)	(0.7)
Comprehensive income	826,060	34.7	985,588	33.1	527,133	84,610	19.0
Comprehensive loss / (income) attributable to non-controlling interests	14,138	0.6	3,924	0.1	(6,594)	(1,058)	(0.2)
Comprehensive income attributable to the Company's shareholders	840,198	35.3	989,512	33.2	520,539	83,552	18.8

(1)
Total share-based compensation charges included in cost of revenues and operating expenses were amounting to RMB96,785,403, RMB104,736,527 and RMB71,144,592 (US$11,419,494) for the years ended December 31, 2010, 2011 and 2012, respectively.

(2)
In August 2011, we sold our film and television business to a related party to sharpen our focus on our core online game development and operation business and to maximize our shareholder value. As a result of the business discontinuation, we accounted for the film and television as a discontinued operations. Accordingly, our consolidated statements of income and comprehensive income separate the discontinued operations for all years presented.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Revenues.    In 2012, we generated revenues of RMB2.8 billion (US$444.7 million), a decrease of 7.1% from RMB3.0 billion in 2011.

        Online game operation revenues were RMB2.5 billion (US$401.2 million) in 2012, a decrease of 7.7% from RMB2.7 billion in 2011. Online game operation revenues generated from PRC operations were RMB1.9 billion (US$308.0 million) in 2012 as compared to RMB2.1 billion in 2011. The decrease in online game operation revenues generated from PRC operations was primarily due to lower monetization of some of our existing games, partially offset by the additional revenues from our recently-launched new game "Return of the Condor Heroes" in China.

        Online game operation revenues generated from international operations were RMB580.2 million (US$93.1 million) in 2012 as compared to RMB590.0 million in 2011. The slight decrease was primarily due to under performance of some of the existing games in the Japanese market, partially offset by the continued strengthening of our operations in the United States and Europe.

        Licensing revenues were RMB171.6 million (US$27.5 million) in 2012, representing a 30.5% decrease from RMB246.8 million in 2011. The decrease was primarily due to the lack of new game launch in the domestic market until the end of third quarter of 2012, which in turn led to fewer new games available for exporting to the overseas markets in 2012.

        Other revenues were RMB99.6 million (US$16.0 million) in 2012, compared to RMB28.1 million in 2011. The increase was primarily due to the revenue contribution from "Torchlight 2," our popular pay-per-install game released in 2012.

        Cost of Revenues.    In 2012, our cost of revenues amounted to RMB539.9 million (US$86.7 million), or 19.5% of our revenues, representing an increase of RMB60.0 million from RMB479.9 million, or 16.1% of our revenues in 2011.

        Cost of PRC operations.    In 2012, our cost of PRC operations was RMB314.7 million (US$50.5 million), representing a slight increase from RMB313.5 million in 2011. The increase was primarily due to an impairment charge of RMB11.2 million (US$1.8 million) associated with certain of our smaller games and an increase in staff cost by RMB10.2 million (US$1.6 million) in 2012, partially offset by a decrease in sales-related tax by RMB9.5 million (US$1.5 million) and a decrease in server depreciation cost by RMB6.7 million (US$1.1 million).

        Cost of international operations.    In 2012, our cost of International operations was RMB225.3 million (US$36.2 million), representing an increase of 35.3% from RMB166.5 million in 2011. The increase was mainly due to an increase in revenue sharing paid to third parties by RMB23.6 million (US$3.8 million), an increase in bandwidth leasing and communication cost by RMB9.1 million (US$1.5 million) and an impairment charge of RMB8.1 million (US$1.3 million) associated with prepaid license fee for certain of our smaller games in 2012.

        Gross Profit.    In 2012, our gross profit was RMB2.2 billion (US$358.0 million), a decrease of 10.9% from RMB2.5 billion in 2011. Our gross margin was 80.5% in 2012 as compared to 83.9% in 2011.

        Operating Expenses.    In 2012, our operating expenses were RMB1.7 billion (US$275.9 million), an increase of 16.1% from RMB1.5 billion in 2011. The year-over-year increase in operating expenses was mainly due to an increase in personnel cost and the goodwill impairment associated with our Japanese subsidiary.

        Research and development expenses.    In 2012, our research and development expenses increased by 20.0% to RMB797.1 million (US$127.9 million) from RMB664.4 million in 2011, primarily due to the increase in personnel costs from RMB499.2 million in 2011 to RMB619.1 million (US$99.4 million) in 2012 and full year impact of the consolidation of Cryptic Studios in 2012.

        Sales and marketing expenses.    In 2012, our sales and marketing expenses increased by 9.0% to RMB560.0 million (US$89.9 million) from RMB513.9 million in 2011, primarily due to (1) an increase in personnel costs from RMB132.1 million in 2011 to RMB157.1 million (US$25.2 million) in 2012 and (2) an increase in content acquisition expenses from RMB19.0 million in 2011 to RMB34.9 million (US$5.6 million) in 2012.

        General and administrative expenses.    In 2012, our general and administrative expenses increased by 6.3% to RMB321.1 million (US$51.5 million) from RMB302.0 million in 2011, primarily due to an increase in personnel costs from RMB128.3 million in 2011 to RMB150.3 million (US$24.1 million) in 2012.

        Goodwill impairment.    In 2012, our goodwill impairment amounted to RMB40.8 million (USD6.5 million), as compared to nil in 2011. The increase was primarily due to the goodwill impairment associated with our Japanese subsidiary.

        Total Other Income.    In 2012, our total other income was RMB151.6 million (US$24.3 million) compared to total other income of RMB118.5 million in 2011. The increase was primarily due to an increase in interest income from RMB72.5 million in 2011 to RMB94.6 million (US$15.2 million) in 2012. The increase was also due to that a foreign currency exchange gain of RMB3.3 million (US$0.5 million) was recorded in 2012, as compared to a foreign currency exchange loss of RMB8.0 million in 2011. This was partially offset by an increase in interest expense from RMB6.6 million in 2011 to RMB21.9 million (US$3.5 million) in 2012.

        Income Tax Expense.    Our income tax expense was RMB116.1 million (US$18.6 million) in 2012, a decrease of 28.2%, from RMB161.7 million in 2011. The decrease was primarily due to a decrease of RMB56.7 million (US$9.1 million) in PRC withholding tax on undistributed earnings. A withholding tax of RMB76.4 million was accrued as of December 31, 2011 for all undistributed earnings of our PRC subsidiaries from July 1, 2009 to December 31, 2011, as a result of our change in dividend policy in the third quarter of 2011. As of December 31, 2012, a withholding tax of RMB19.6 million (US$3.2 million) was accrued for undistributed earnings of our PRC subsidiaries generated during the year ended December 31, 2012.

        Net Income from Continuing Operations.    As a result of the foregoing, we had a net income from continuing operations of RMB547.2 million (US$87.8 million) in 2012, as compared to RMB980.1 million in 2011.

        (Loss) / Income from Discontinued Operations, net of tax.    We had no income or loss from discontinued operations in 2012.

        Net Income / (loss) Attributable to Non-controlling Shareholders.    In 2012, net income attributable to non-controlling shareholders was RMB6.6 million (US$1.1 million), as compared to net loss of RMB3.9 million in year 2011. While we generated significant net income on the consolidated basis for the years ended December 31, 2011, certain of our majority owned subsidiaries or their variable interest entities in the PRC had net losses in that year mainly resulting from operating losses and/or amortization expenses of intangible assets arising from business acquisitions.

        Net Income Attributable to the Company's Shareholders.    Net income attributable to our shareholders was RMB540.7 million (US$86.8 million) in 2012, as compared to RMB984.0 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Revenues.    In 2011, we generated revenues of RMB3.0 billion, an increase of 25.2% from RMB2.4 billion in 2010.

        Online game operation revenues were RMB2.7 billion in 2011, an increase of 25.6% from RMB2.2 billion in 2010. Online game operation revenues generated from PRC operations increased from RMB1.7 billion in 2010 to RMB2.1 billion in 2011. The increase was primarily due to the contribution from our new games launched in late 2010 such as "Forsaken World," and the continued popularity of some of our core existing game including "Zhu Xian" and "Perfect World II." Online game operation revenues generated from international operation increased from RMB408.3 million in 2010 to RMB590.0 million in 2011. The increase was primarily due to the successful expansion of our overseas operations in North America, Europe and Japan.

        Licensing revenues were RMB246.8 million in 2011, an increase of 14.8% from RMB215.0 million in 2010. The increase was primarily attributable to the continued growth from our overseas licensing activities in various overseas markets as we continued to strengthen our global penetration.

        Other revenues were RMB28.1 million in 2011, as compared to RMB12.4 million in fiscal year 2010. The increase was primarily due to the revenue contribution from our pay-per-install game "Torchlight."

        Cost of Revenues.    In 2011, our cost of revenues amounted to RMB479.9 million, or 16.1% of our revenues. This represented an increase of RMB100.5 million from RMB379.4 million, or 15.9% of our revenues in 2010.

        Cost of PRC operations.    In 2011, our cost of PRC operations was RMB313.5 million, an increase of 14.8% from RMB273.0 million in 2010. The increase was mainly due to an increase in sales taxes and related surcharges by RMB20.9 million, an increase in salary and benefits expenses by RMB8.5 million, and an increase in intangible assets amortization and server depreciation by RMB13.5 million.

        Cost of international operations.    In 2011, our cost of International operations was RMB166.5 million, an increase of 56.5% from RMB106.4 million in 2010. The increase was mainly due to an increase in salary and benefit expenses by RMB28.1 million as a result of the acquisition of Cryptic Studios and an increase in intangible assets amortization and server depreciation by RMB16.9 million.

        Gross Profit.    In 2011, our gross profit was RMB2.5 billion, an increase of 24.9% from RMB2.0 billion in 2010. Our gross margin decreased slightly to 83.9% in 2011 from 84.1% in 2010.

        Operating Expenses.    In 2011, our operating expenses were RMB1.5 billion, an increase of 31.5% from RMB1.1 billion in 2010. The year-over-year increase in operating expenses was mainly due to the expansion of our overall business operations and talent pool, our overseas acquisitions and the relocation to a new office building in 2011.

        Research and development expenses.    In 2011, our research and development expenses increased by 58.5% to RMB664.4 million from RMB419.1 million in 2010, primarily due to an increase in personnel costs associated with our expansion of talent pool. Salary and benefits expenses increased from

RMB320.0 million in 2010 to RMB499.2 million in 2011, as we hired additional research and development personnel. This increase was also due to the increase in depreciation expenses increased from RMB12.5 million in 2010 to RMB38.4 million in 2011 as a result of our relocation to our own new office building.

        Sales and marketing expenses.    In 2011, our sales and marketing expenses increased by 7.6% to RMB513.9 million from RMB477.8 million in 2010, primarily due to the increase in personnel costs from RMB95.4 million in 2010 to RMB132.1 million in 2011 associated with our overseas acquisitions and overall business expansion.

        General and administrative expenses.    In 2011, our general and administrative expenses increased by 31.9% to RMB302.0 million from RMB229.0 million in 2010, primarily due to an increase in personnel costs from RMB100.4 million in 2010 to RMB128.3 million in 2011 associated with our overseas acquisitions and overall business expansion. This increase was also due to the increase in depreciation expenses from RMB9.7 million in 2010 to RMB21.4 million in 2011 as a result of our relocation to our own new office building.

        Total Other Income.    In 2011, our total other income was RMB118.5 million compared to total other income of RMB35.7 million in 2010, primarily due to an increase in interest income from RMB28.7 million in 2010 to RMB72.5 million in 2011. This increase was also due to an increase in government grant from RMB25.1 million in 2010 to RMB41.0 million in 2011.

        Income Tax Expense.    Our income tax expense was RMB161.7 million in 2011, an increase of 81.7%, from RMB89.0 million in 2010. The increase was mainly due to RMB76.4 million withholding tax for undistributed earnings accrued in 2011 as we changed our dividend policy to reflect our intention to distribute part of the earnings of our wholly-owned PRC subsidiaries to our shareholders from time to time since the third quarter of 2011.

        Net Income from Continuing Operations.    As a result of the foregoing, we had a net income from continuing operations of RMB980.1 million in 2011, as compared to RMB825.1 million in 2010.

        (Loss) / Income from Discontinued Operations, net of tax.    In August 2011, we sold our film and television business to a related party, the related gain of RMB48.8 million was recorded in the "additional paid-in capital" account in the consolidated balance sheets according to accounting guidance applicable to common control transactions. For the year ended December 31, 2011, loss from discontinued operations was RMB0.04 million, as compared to income of RMB1.4 million from discontinued operations in 2010.

        Net Loss Attributable to Non-controlling Shareholders.    In 2011, net loss attributable to non-controlling shareholders was RMB3.9 million, as compared to net loss of RMB14.1 million in year 2010. While we generated significant net income on the consolidated basis for the years ended December 31, 2010 and 2011, certain of our majority owned subsidiaries or their variable interest entities in the PRC had net losses in that year mainly resulting from operating losses and/or amortization expenses of intangible assets arising from business acquisitions. The net loss attributable to non-controlling shareholders is the portion of those net losses that have been allocated to non-controlling interests of these majority owned subsidiaries or their variable interest entities in the PRC.

        Net Income Attributable to the Company's Shareholders.    Net income attributable to our shareholders was RMB984.0 million in 2011, as compared to RMB840.7 million in 2010.

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

  •
  Part of the earnings and cash of our variable interest entities are used to pay service fees and consulting fees to the relevant PRC wholly owned subsidiaries of ours in a manner and amount as specified in the exclusive technology support and service agreements, development cooperation agreements and business operating agreements between these entities. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." The rest of earnings and cash are reinvested in our variable interest entities. The total amount of fees paid by our variable interest entities to our PRC wholly-owned subsidiaries since the entering of the VIE contractual arrangements ranged approximately from 45% to 66% of the revenues generated by respective games operated by these variable interest entities. For the years ended December 31, 2010, 2011 and 2012, the total amount of fees paid by our variable interest entities to our PRC wholly-owned subsidiaries amounted to approximately RMB1.0 billion, RMB1.2 billion and RMB1.1 billion (US$169.9 million), respectively.

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

        The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The differences between our retained earnings as calculated pursuant to PRC accounting standards and regulations and retained earnings presented in our financial statements as of December 31, 2012 were not material. Such differences were mainly attributable to the timing differences in recognizing overseas licensing revenues.

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

        In addition, we are required to accrue monthly for staff welfare benefits for the full-time employees of our subsidiaries and the consolidated variable interest entities incorporated in the PRC and make contributions to the government and relevant state sponsored pension and medical plans with all the amounts accrued. Such staff welfare benefits include medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund and are determined based on certain percentages of the employees' respective salaries in accordance with relevant regulations. The amount of such cash contributions may increase due to our expanding workforce as we grow our business or increase wage levels. However, we do not expect that such increase will have a material effect on our liquidity.

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

        As of December 31, 2012, we had RMB799.6 million (US$128.3 million) in cash and cash equivalents, 56.8% of which were denominated in Renminbi. Our current cash and cash equivalents primarily consist of cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less. We believe our cash and cash equivalents and short-term investments are sufficient to fund our operations, commitments, capital expenditures etc for at least the next 12 months. We expect positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid cards to them and from players when they deposit cash into their online accounts.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,138,949	1,151,765	739,489	118,696
Net cash used in investing activities	(1,323,482)	(502,549)	(1,712,163)	(274,821)
Net cash provided by / (used in) financing activities	9,636	130,483	(375,244)	(60,231)
Effect of exchange rate changes on cash and cash equivalent	(4,647)	(17,107)	(2,663)	(427)
Net (decrease) / increase in cash and cash equivalents	(179,544)	762,592	(1,350,581)	(216,783)
Cash and cash equivalents at the beginning of the year	1,567,165	1,387,621	2,150,213	345,133
Cash and cash equivalents at the end of the year	1,387,621	2,150,213	799,632	128,350

Operating Activities

        Net cash provided by operating activities in 2012 was RMB739.5 million (US$118.7 million), decreased by 35.8% from RMB1.2 billion in 2011, which is primarily due to the decrease of our profits as a result of a decrease in our online game operation revenues and licensing revenues and an increase in cost and expenses. Net cash provided by operating activities in 2012 was primarily attributable to (i) a net income of RMB547.2 million (US$87.8 million), (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB71.1 million (US$11.4 million), depreciation and amortization expenses in the amount of RMB183.1 million (US$29.4 million), goodwill impairment in the amount of RMB40.8 million (US$6.5 million) and impairment of intangible assets and other long-lived assets in the amount of RMB21.0 million (US$3.4 million), (iii) adding back changes in working capital account that positively affected operating cash flow including a decrease of RMB32.4 million (US$5.2 million) in accounts receivable and an increase of RMB38.0 million (US$6.1 million) in advances from customer and (iv) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in current and non-current prepayments and other assets of RMB92.2 million (US$14.8 million), a decrease in deferred revenue of RMB57.0 million (US$9.1 million) and a decrease in taxes payable of RMB48.2 million (US$7.7 million).

        Net cash provided by operating activities in 2011 was RMB1.2 billion. Net cash provided by operating activities in 2011 was primarily attributable to (i) a net income of RMB980.1 million, (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB104.7 million and depreciation and amortization expenses in the amount of RMB170.0 million, (iii) adding back deferred income taxes in the amount of RMB57.6 million, (iv) adding back changes in working capital account that positively affected operating cash flow including an increase of RMB40.9 million in salary and benefits payable, and (v) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in prepayments and other assets of RMB148.8 million, an increase in film and television cost of RMB28.8 million and a decrease in accrued expenses and other liabilities of RMB26.4 million.

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

Investing Activities

        Net cash used in investing activities in 2012 was RMB1.7 billion (US$274.8 million). Net cash used in investing activities in 2012 primarily related to (i) cash paid for purchases of short-term investments in the amount of RMB1.4 billion (US$230.7 million), (ii) an increase in restricted cash and restricted time deposit of RMB363.8 million (US$58.4 million) to maintain guarantee balance at bank as a collateral for the US dollar short-term bank loans or to meet the requirement of specific business operations, (iii) cash paid for capital contribution of the venture capital fund in the amount of RMB200.0 million (US$32.1 million), (iv) purchases of property, equipment and software in the amount of RMB108.8 million (US$17.5 million) to support our expanded operations, (v) cash paid for purchases of long-term time deposits in the amount of RMB50.0 million (US$8.0 million); and was partially offset by the maturities of short-term investments in the amount of RMB470.0 million (US$75.4 million).

        Net cash used in investing activities in 2011 was RMB502.5 million. Net cash used in investing activities in 2011 primarily related to (i) cash paid for purchases of short-term investments in the amount of RMB788.8 million, (ii) RMB319.7 million net cash paid for our several strategic business acquisitions and equity investment in 2011, (iii) an increase in restricted cash of RMB530.7 million to maintain guarantee balance at the bank as a collateral for the US dollar short-term bank loans, (iv) cash paid for our office building renovation in the amount of RMB88.5 million, (v) purchases of property, equipment and software in the amount of RMB72.9 million to support our expanded operations; and was partially offset by (i) the maturities of short-term investments in the amount of RMB1.0 billion and (ii) RMB293.8 million cash received related to our disposal of our film and television business net of cash disposed and disposal of certain equity investment in 2011.

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

Financing Activities

        Net cash used in financing activities was RMB375.2 million (US$60.2 million) in 2012, primarily related to RMB409.6 million (US$65.7 million) used to repay short-term bank loans and RMB607.6 million (US$97.5 million) used to pay dividends to our shareholders, partially offset by RMB596.8 million (US$95.8 million) cash received from short-term bank loans.

        Net cash generated from financing activities was RMB130.5 million in 2011, primarily related to RMB560.8 million cash received from short-term bank loans, offset by RMB444.3 million used to repurchase our ADSs in the open market under our share repurchase program.

        Net cash generated from financing activities was RMB9.6 million in 2010, primarily related to proceeds from the exercise of share options in the period in the amount of RMB9.5 million.

Capital Expenditures

        We incurred capital expenditures of RMB115.4 million (US$18.5 million) in 2012. Our capital expenditures in 2012 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We also plan to fund our capital expenditures beyond the next 12 months with cash flows from our operations. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions.

        We incurred capital expenditures of RMB177.8 million in 2011. Our capital expenditures in 2011 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations and for the renovation of our new office building. The new office building renovation was completed in the first quarter of 2011.

        We incurred capital expenditures of RMB279.1 million in 2010. Our capital expenditures in 2010 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations and for the renovation of our new office building.

C.    Research and Development, Patents and Licenses

        Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. We intend to maintain and strengthen our internal game development capabilities and export more games to more countries and regions. For the years ended December 31, 2010, 2011 and 2012, our research and development expenses were RMB419.1 million, RMB664.4 million and RMB797.1 million (US$127.9 million), respectively.

D.    Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

        We are not a party to any financial guarantees or off-balance sheet arrangements as defined by the SEC Financial Reporting Release 67 (FRR-67), "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangement and Aggregate Contractual Obligations." We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.     Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Non current deferred revenues	56,504	—	56,504	—	—
Contractual lease obligations	334,103	114,547	109,375	69,166	41,015
Other purchase obligation	75,426	75,426	—	—	—
Total	466,033	189,973	165,879	69,166	41,015

        In 2011, we entered into a limited partnership agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. As of December 31, 2012, we have contributed RMB200.0 million to the venture capital fund. We will contribute the remaining committed capital of RMB443.5 million over the investment term upon the capital call by the general partner. In early 2013, we increased our committed capital for an additional RMB396.0 million and the investment term was changed to a 12-year period. The venture capital fund is managed by one general partner unrelated to us. See "Item 4. Information on the Company—History and Development of the Company."

        Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2012.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Yufeng Chi	41	Founder and Chairman of the Board of Directors
Daniel Dong Yang	41	Independent Director
Bing Xiang	50	Independent Director
Han Zhang	50	Independent Director
Robert Hong Xiao	47	Chief Executive Officer
Kelvin Wing Kee Lau	48	Chief Financial Officer
Di He	39	Chief Technology Officer
Qing Li	39	Chief Development Officer
Qi Zhu	40	Chief Publishing Officer, Asia
Alan Ming Chen	52	Chief Publishing Officer, U.S. & Europe
Xiaoyin Lu	34	Chief Artist
Alex Yiran Xu	40	Senior Vice President

Biographical Information

        Mr. Michael Yufeng Chi is our founder and chairman of the board of directors. Mr. Chi was also our chief executive officer since the inception of our company and then co-CEO until March 2013. Prior to founding our company, Mr. Chi founded Beijing Golden Human Co., Ltd. in 1996, the predecessor of Human Education and Technology Co., Ltd., or Human Education, a leading Chinese education software and education solution provider in China. Mr. Chi has served as the chairman of Human Education since its inception. From 2003 to 2004, Mr. Chi also served as a vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology company listed on the Shenzhen Stock Exchange. In 2013, Mr. Chi was named one of the "2012 Outstanding Entrepreneurs of the Chinese Animation and Game Industry" at the 2012 Annual Conference of Chinese e-Game Industry. In 2011, Mr. Chi was named one of the "2010 Most Influential Individuals in the Chinese Game Industry" at the 2010 China Game Industry Annual Conference. In 2009, Mr. Chi was named one of the "Top 10 Most Influential Individuals in Chinese Online Gaming Industry for the Past Decade" according to the 2009 Chinese Online Gaming Industry Survey for the Past Decade conducted in the China Digital Entertainment Exposition and Conference. In 2007, Mr. Chi was named one of the "2007 Most Influential Individuals in Chinese Game Industry" at the China International Digital Content Expo 2007. In 2002, Mr. Chi was named one of the "Outstanding Young Entrepreneurs in Beijing" by the Beijing Youth Federation and the Beijing Young

Entrepreneur Association, and one of the "Outstanding Private Entrepreneurs" by the All-China Association of Industry & Commerce and the China Non-Governmental Science Technology Entrepreneurs Association. In 2001, Mr. Chi was named one of the "Outstanding Young Persons of China's Software Industry" by the MIIT and the All-China Youth Federation. Mr. Chi received his bachelor's degree in chemistry from Tsinghua University in 1994 and his MBA degree from China Europe International Business School in 2004.

        Mr. Daniel Dong Yang has served as our independent director since October 31, 2009. Mr. Yang has been a partner of SAIF Partners, an Asian private equity firm, since 2004 and served as a director from 2001 to 2004. He currently serves as a director of several companies, such as Vancl.com and 58.com, both of which are IT companies located in China. From 2000 to 2001, he served as an investment officer and director of Softbank China Venture Capital, a venture capital firm in China. Mr. Yang received his bachelor's degree in computer science from Tsinghua University in 1995, and his master degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

        Dr. Bing Xiang has served as our independent director since July 25, 2007. Dr. Xiang has served as an independent director of a number of public companies listed on New York Stock Exchange, Shenzhen Stock Exchange and Hong Kong Stock Exchange, respectively. For example, he is the independent director of LDK Solar Co. Ltd., Yunnan Baiyao Group Co., Ltd. and Dan Form Holdings Company Limited. Dr. Xiang has been a professor of accounting and Dean at the Cheung Kong Graduate School of Business since 2002. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He has also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China Europe International Business School. Dr. Xiang received his bachelor's degree from Xi'an University of Transportation in 1983 and a Ph.D. degree in accounting from University of Alberta in 1991.

        Mr. Han Zhang has served as our independent director since July 2008. Since 2007, Mr. Zhang has served as a partner of Share Capital Partners Ltd., a Chinese venture capital firm. Mr. Zhang served as the general manager of Greatwall Fund Management Co., Ltd., a fund management company in China, from 2004 to 2005. He also served as the deputy general manager of Rongtong Fund Management Co., Ltd., a fund management company in China, from 2001 to 2003. From 1999 to 2000, Mr. Zhang was the general manager assistant and the investment director of Penghua Fund Management Co., Ltd., a fund management company in China. He was the deputy manager of the Finance Department of China National Technical Import & Export Corporation and also the general manager of CNTIC Shanghai Investment Advisory Co., Ltd. from 1994 to 1998. Mr. Zhang received his bachelor's degree in chemistry from the Peking University in 1985 and his EMBA degree from China Europe International Business School in 2004.

        Mr. Robert Hong Xiao has been with us since May 2008 and has served as our chief executive officer since March 2013. Previously, Mr. Xiao served as our senior vice president in charge of our human resources and administration, later our chief operating officer, and then our co-CEO. Prior to joining us, Mr. Xiao was at Dell (China) Company Limited from 2005 to 2008, first serving as the director of the learning and development department and then as the director of the talent management department. From 2003 to 2005, Mr. Xiao served as the director of people and organizational development department in Philips (China) Investment Co., Ltd. From 2001 to 2003, Mr. Xiao was at Cisco Systems Hong Kong Ltd., first as the manager of the career and leadership development and then as the manager of the leadership and human resources development department. Prior to that, Mr. Xiao served as the manager of the organizational effectiveness department in Cisco Systems (China) Networking Technologies Co., Ltd. from 2000 to 2001. Mr. Xiao received his bachelor's degree in physics from Tsinghua University in 1989, and received his master's and Ph.D. degrees in engineering from University of Southern California, in 1991 and 1995, respectively.

        Mr. Kelvin Wing Kee Lau has been our chief financial officer since March 2007. Prior to joining us, Mr. Lau was the chief financial officer of Beijing Media Corporation Limited, a company listed on the Stock Exchange of Hong Kong Limited, from 2004 to 2007. From 2000 to 2004, Mr. Lau was a group finance director of Shanghai Ogilvy & Mather Advertising Limited Beijing Branch. He worked for PricewaterhouseCoopers Beijing office as an audit senior manager in 2000 and an audit manager from 1996 to 1999. Mr. Lau received his bachelor's degree in business administration from Hong Kong Baptist University in 1990. He received his EMBA degree in 2011 from Cheung Kong Graduate School of Business in China. Mr. Lau is a member of Association of Chartered Certified Accountants and Hong Kong Institute of Certified Public Accountants.

        Mr. Di He has been our chief technology officer since February 2006 in charge of research and development of our Angelica 3D game engine and our game development. Prior to joining us, Mr. He served as the chief technology officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was involved in the programming of several PC games such as "Great Qin Warriors," "Shanghai Dragon" and "War in Burma." From 2004 to 2006, he was seconded to our company and was involved in the development of our game engine and online games. From 1998 to 2001, Mr. He worked part-time with Beijing Golden Human Co., Ltd. and was in charge of development of PC games such as "Honor & Freedom I" and "Honor & Freedom II." Mr. He received his bachelor's and master's degrees in automation from Tsinghua University in 1998 and 2001, respectively.

        Mr. Qing Li has been with us since February 2006 and is our chief development officer. Prior to joining us, Mr. Li served as the chief design officer of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the design of several PC games such as "Great Qin Warriors," "Shanghai Dragon" and "War in Burma." From 2004 to 2006, he was seconded to our company and in charge of game design. When working with Beijing Golden Human Co., Ltd. from 1998 to 2001, Mr. Li was in charge of the design of several PC games such as "Honor & Freedom I" and "Honor & Freedom II." Mr. Li received his bachelor's degree in engineering physics and master's degree from the Institute of Nuclear Technology at Tsinghua University in 1997 and 2000, respectively. He received his EMBA degree in 2010 from Cheung Kong Graduate School of Business in China.

        Mr. Qi Zhu has been with us since November 2004 and is our chief publishing officer, Asia, in charge of our game operations and publishing in Asia. Prior to joining us, he served as the vice president of Beijing Qianxiang Tiancheng Technology Co. Ltd., a company engaged in development and services of Internet products in 2004. From 2003 to 2004, Mr. Zhu was the deputy general manager of Beijing CIMO Technology Co. Ltd., an Internet entertainment company. Before that, he was a marketing director of Beijing Globallink Computer Technology Co., Ltd., a Chinese online game developer and operator, from 2000 to 2003. Mr. Zhu was a branch manager of Lenovo (Beijing) Co. Ltd., a computer company in China, from 1998 to 2000. Mr. Zhu received his bachelor's degree in metal forming from University of Science and Technology Beijing in 1995 and his master's degree in business economics from Chinese Academy of Social Sciences in 1998 in China. In 2009, he received his EMBA degree from Cheung Kong Graduate School of Business in China.

        Mr. Alan Ming Chen has been with us since January 2008 and is our chief publishing officer, U.S. & Europe, in charge of our game operations and publishing in the U.S. and Europe. He is also the chief executive officer of our U.S. and European subsidiaries. From 2006 to 2007, Mr. Chen served as the chief technology officer of The9 Limited, where he led game development and technical operations. Prior to that, Mr. Chen was an executive vice president of Hewlett-Packard (China) Ltd., where he was in charge of the company's server and storage business. He also served as vice president of professional services, greater China, at Lucent Technologies (China) Ltd. from 2003 to 2005, and general manager of carrier packet solutions at Nortel Networks (China) Ltd. from 1998 to 2003. Mr. Chen received both his Bachelor's degree and Master's degree in telecommunications engineering from the Beijing University of Posts and Telecommunications in 1982 and 1987, respectively. He received his Ph.D. degree in 1994 in electrical engineering from the University of Ottawa.

        Mr. Xiaoyin Lu has been with us since February 2006 and is our chief artist. Prior to joining us, Mr. Lu served as the art director of E-Pie Entertainment and Technology Co., Ltd, a game development company, from 2001 to 2006 and was in charge of the art work of several PC games such as "Great Qin Warriors," "Shanghai Dragon" and "War in Burma." The trailer animation of "Great Qin Warriors," which was directed by Mr. Lu, won the "Best Visual Effects Award" and the "Best Technological Applications Award" from the Chinese Television Artists Association. From 2004 to 2006, he was seconded to our company and in charge of art management. Mr. Lu received his bachelor's degree in fine art from Zhejiang Normal University in 2001 and EMBA degree from Cheung Kong Graduate School of Business in China in 2010.

        Mr. Alex Yiran Xu has been with us since March 2010 and is our senior vice president of business development and investment since November 2012. Previously, Mr. Xu served as our vice president of strategy. Prior to joining us, Mr. Xu served as a director for strategic investment at Giant Interactive Group Inc from 2008 to 2010. He was one of the founders and served as a director for game development and operations at RealNetworks China from 2005 to 2007, and led business development, investment and new game development at Sohu.com Inc. from 2003 and 2005. Prior to that, Mr. Xu founded multiple startup companies in the internet and gaming industries and led the development of one of the earliest 3D gaming engines and 3D games in China. Mr. Xu received his dual bachelor's degree in automation and precision instrument design in 1996 and master's degree in precision science design in 1999, both from Tsinghua University, and MBA degree in 2007 from a joint program offered by Tsinghua University and the Chinese University of Hong Kong.

        There is no family relationship between any of our executive officers or directors.

B.    Compensation of Directors and Executive Officers

        For the year ended December 31, 2012, we paid an aggregate of approximately RMB36.8 million (US$5.9 million) and approximately RMB1.2 million (US$0.2 million) in cash compensation to our senior executive officers and non-executive directors, respectively. For the year ended December 31, 2012, we paid an aggregate of approximately RMB0.5 million (US$0.08 million) for pension and other social insurance contribution for our senior executive officers pursuant to PRC statutory requirements. For options granted to our officers and directors, see "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan."

Employment Agreements

        We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer's employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our internal policies, failure to perform agreed duties or embezzlement that cause material damage to us, or a conviction of a crime. A senior executive officer may terminate his or her employment at any time by a 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the employment agreement or if his or her employment was terminated without causes.

Share Incentive Plan

        We have adopted a share incentive plan in 2006, or the 2006 Plan, to motivate, attract and retain employees, directors and consultants and to promote the success of our business. In February 2009, we amended and restated the 2006 Plan, under which the maximum number of ordinary shares reserved for future issuances upon exercise of options and other equity incentives granted under the 2006 Plan was increased to 42,145,000 Class B ordinary shares. In November 2009, we further amended the 2006

Plan to increase the maximum number of ordinary shares reserved for future issuances under the plan to 44,645,000 Class B ordinary shares. On August 14, 2010, our shareholders approved a 2010 Share Incentive Plan, or the 2010 Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance. The following table summarizes, as of March 31, 2013, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2006 Plan and 2010 Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Michael Yufeng Chi	464,000	4.852	July 30, 2009	**
	236,500	4.852	March 3, 2010	***
	160,650	4.292	March 18, 2011	***
	500,000	2.076	August 29, 2012	***
Daniel Dong Yang	*	4.852	December 30, 2009	***
Han Zhang	*	1.782	July 28, 2008	**
Robert Hong Xiao	*	1.782	May 26, 2008	**
	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
Kelvin Wing Kee Lau	*	0.02	December 1, 2008	**
	*	1.782	March 3, 2009	**
	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
Di He	*	0.02	December 1, 2008	**
	*	1.782	March 3, 2009	**
	*	4.852	March 3, 2010	***
	*	2.076	August 29, 2012	***
Qing Li	*	1.782	March 3, 2009	**
	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
Qi Zhu	*	1.782	March 3, 2009	**
	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
Alan Ming Chen	*	1.782	February 21, 2008	**
	*	1.782	July 28, 2008	**
	*	1.782	March 3, 2009	**
	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
Xiaoyin Lu	*	1.782	March 3, 2009	**
	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
Alex Yiran Xu	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Other individuals as a group	15,005	0.1	December 6, 2006	**
	125,930	1.782	October 22, 2007 January 17, 2008 May 26, 2008	**
	268,710	1.782	October 28, 2008	**
	574,565	0.02	December 1, 2008	**
	3,108,035	1.782	March 3, 2009	**
	253,245	0.02 - 2.976	May 27, 2009	**
	4,230	4.852	July 30, 2009	**
	3,427,980	4.852	March 3, 2010 May 18, 2010 August 19, 2010 September 20, 2010	***
	3,291,835	4.292	March 18, 2011 June 7, 2011	***
	175,000	3.488	August 5, 2011	***
	18,215	1.844	November 24, 2011	***
	127,500	0.02	December 30, 2011	***
	2,232,500	2.076	August 29, 2012	***
	200,000	2.102	March 14, 2013	***

*
The options in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

**
Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or the termination of the optionee's services.

***
Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) or three months after the termination of the optionee's services other than for disability or death.

        Plan Administration.    Our board of directors or our compensation committee administers the share incentive plans. The compensation committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of our awards.

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

C.    Board Practices

        Every director attended all of the meetings of our board of directors and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. In 2012, our board of directors held meetings five times.

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

Committees of the Board of Directors

        We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 5605 of the Nasdaq Stock Market Rules, all of the members of each of our board committees are independent directors. We have adopted a charter for each of the board committees. Each committee's members and responsibilities are described below.

        Audit Committee.    Our audit committee consists of Daniel Dong Yang, Bing Xiang and Han Zhang. We have determined that Daniel Dong Yang, Bing Xiang and Han Zhang satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605 of the Nasdaq Stock Market Rules. Our board of directors has determined that Daniel Dong Yang is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing major issues as to the adequacy of our internal controls;

  •
  annually reviewing and reassessing our audit committee charter;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  reporting regularly to the board of directors.

        In 2012, our audit committee held meetings six times.

        Compensation Committee.    Our compensation committee consists of Daniel Dong Yang and Bing Xiang. We have determined that Daniel Dong Yang and Bing Xiang satisfy the "independence" requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer or co-chief executive officers may not be present at any committee meeting during which their compensation is deliberated. The compensation committee is responsible for, among other things:

  •
  reviewing and approving, or recommend to the board of directors for its approval, the total compensation package for our senior executives;

  •
  evaluating the appropriate level of compensation for board and committee services by non-employee directors; and

  •
  reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

        In 2012, our compensation committee passed unanimous written resolutions in lieu of meeting twice.

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

D.    Employees

        We had 4,041, 4,967 and 4,568 employees as of December 31, 2010, 2011 and 2012, respectively. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including shares represented by our ADSs), assuming each share is entitled to one vote, as of March 31, 2013, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Yufeng Chi(3)	41,924,550	17.3%
Daniel Dong Yang(4)	*	*
Bing Xiang(4)	*	*
Han Zhang(4)	*	*
Robert Hong Xiao(4)	*	*
Kelvin Wing Kee Lau(4)	*	*
Di He(5)	3,804,020	1.6%
Qing Li(4)	*	*
Qi Zhu(4)	*	*
Alan Ming Chen(4)	*	*
Xiaoyin Lu(4)	*	*
Alex Yiran Xu(4)	*	*
All Directors and Executive Officers as a Group(6)	51,762,735	21.1%
Principal Shareholders:
Perfect Human Holding Company Limited(7)	41,459,425	17.1%
Fosun International Limited(8)	31,880,160	13.2%

*
Less than 1% of our total outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of outstanding Class A ordinary shares and outstanding Class B ordinary shares as of March 31, 2013 and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2013

(3)
Represents 27,542,625 Class A ordinary shares and 13,916,800 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi and 465,125 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng which are exercisable within 60 days after March 31, 2013. Perfect Human Holding Company Limited has pledged 13,478,485 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender. The business address for Mr. Chi is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China.

(4)
Represents Class B ordinary shares held and/or issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2013. The business address for these individuals is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China.

(5)
Represents 2,128,570 Class A ordinary shares held by Mr. He and 1,675,450 Class B ordinary shares held by Mr. He or underlying the options granted to Mr. He which are exercisable within 60 days after March 31, 2013. The mailing address for Mr. He is No. 20011201, Human Resource Service Center, B29 Suzhoujie Street, Haidian District, Beijing, People's Republic of China.

(6)
Includes ordinary shares held and issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2013 held by all of our directors and senior executive officers as a group.

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

(8)
Based on the Schedule 13D/A filed with the SEC on April 19, 2013. Fosun International Limited is the beneficial owner of 31,880,160 shares of our Class B ordinary shares in the form of ADSs. Fosun International Limited is a company organized under the laws of the Hong Kong Special Administrative Region of China and its principal business address is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

        Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class B ordinary shares are entitled to one vote per share, while holders of Class A ordinary shares are entitled to 10 votes per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Holders of our Class A ordinary shares may choose to convert their Class A ordinary shares into the same number of Class B ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial."

        To our knowledge, as of March 31, 2013, approximately 88% of our total issued ordinary shares (including shares reserved and set aside for future issuance to employees upon exercise of vested options) were held by a record shareholder in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holder of our ordinary shares in the United States.

        For options granted to our officers and directors, see "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        See "Item 6. Directors, Senior Management and Employees—Share Ownership."

B.    Related Party Transactions

Contractual Arrangements with PW Network and its Equity Owners

        Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games, including Internet content provision, Internet culture operation and Internet publishing licenses. We conduct our online game and Internet content provision businesses in China through PW Software's contractual arrangements with PW Network, one of our variable interest entities. PW Software's relationships with PW Network and its equity owners are governed by the following contractual arrangements entered into in September 2006, as amended and restated in April 2007.

        Exclusive Technology Support and Service Agreement.    Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network's online game operations. PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement. PW Network pays PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until March 9, 2024 or the early termination by PW Software or by either party due to the other party's insolvency or similar circumstances.

        Development Cooperation Agreement.    Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network's operation. PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

        Business Operation Agreement.    Under the business operation agreement among PW Software, PW Network and the shareholders of PW Network, PW Software provides guidance and advice on PW Network's daily operations and financial management systems. The shareholders of PW Network must elect the candidates recommended by PW Software as PW Network's directors, and procure the appointment of PW Network's senior executives as per PW Software's designation. Moreover, PW Network and its shareholders agree that without the prior consent of PW Software, PW Network will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of PW Network, including incurrence or assumption of any indebtedness of more than RMB400,000, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. The agreement also provides that if any of the agreements between PW Software and PW Network is terminated, PW Software is entitled to terminate all of the other agreements between itself and PW Network. This agreement is effective until March 9, 2024 or the early termination by PW Software.

        Call Option Agreement.    Under the call option agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Network's equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Network for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until March 9, 2024 or the early termination by all parties thereto.

        Equity Pledge Agreement.    Under the equity pledge agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network pledged all of their equity interests in PW Network to PW Software to guarantee PW Network's performance of its obligations under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If PW Network or either of its equity owners breaches its respective contractual obligations, PW Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of PW Network agreed not to take any actions that would prejudice PW Software's interest. This agreement is effective until March 9, 2024.

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

Contractual Arrangements with PW Literature and its Equity Owners

        Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online reading business, including Internet content provision, Internet culture operation and Internet publishing licenses. We conduct our online reading business in China through PW Software's contractual arrangements with PW Literature, another of our variable interest entities. In July 2011, with the consent of PW Software, each of Messers Chi and Zhu, the then equity holders of PW Literature, transferred part of their equity interests in PW Literature to Mr. Yunfan Zhang who assumed all the rights and obligations as a party to the original contractual agreements. The parties also entered into a new equity pledge agreement and a new power of attorney. The registration of the new equity pledge has been completed in 2012.

        The contractual agreements between PW Software and PW Literature and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners and will remain effective until June 2028. In addition, each of Messrs Chi and Zhu has respectively entered into a loan agreement with PW Software in May 2008, under which PW Software agreed to make an RMB500,000 interest-free loan to each of Messrs Chi and Zhu solely for them to fund the capitalization of PW Literature. The term of the loans is twenty years.

Contractual Arrangements with Perfect Moment and its Equity Owners

        Various regulations in China restrict or prevent foreign-invested entities from engaging in film and television program production and distribution services in China. Before we sold our film and television program production and distribution business in China in August 2011, we conducted these businesses through PW Software's contractual arrangements with our variable interest entities Perfect Moment and PW Pictures. PW Pictures was a wholly owned subsidiary of Perfect Moment.

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

        In August 2011, Perfect Moment and PW Pictures terminated their contractual agreements with PW Software and subsequently Perfect Moment sold PW Pictures to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, our founder and chairman of the board of directors. Upon the completion of the sale, PW Software entered into a new series of contractual arrangements with Perfect Moment to take effective control of Perfect Moment. In September 2011, with the consent of PW Software, one of the equity holders of Perfect Moment, Mr. Tian Liang, transferred his equity interests in Perfect Moment to Mr. Qi Zhu without consideration. Thereafter, Perfect Moment and its new equity holders, namely Mr. Michael Yufeng Chi and Mr. Qi Zhu, entered into a new set of contractual arrangements with PW Software, including a business operation agreement, a call option agreement, an equity pledge agreement and a power of attorney. Perfect Moment, then known as Beijing Perfect Moment Pictures Co., Ltd., no longer had material business operations and changed its name to Beijing Perfect Moment Network Technology Co., Ltd. These contractual arrangements are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners and will remain effective until March 2024. As a result of these contractual arrangements, we are considered to be the primary beneficiary of Perfect Moment and Perfect Moment is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate Perfect Moment's results of operations, assets and liabilities in our financial statements.

Contractual Arrangements with Trendsters Investment and its Equity Owners

        In 2011, we entered into a limited partnership agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will invest in high growth companies in the technology, media and telecommunication industries. In early 2013, we increased our committed capital for an additional RMB396.0 million and the investment term was changed to 12 years. The venture capital fund intends to invest the additional capital received as a limited partner into another private equity fund, which focuses on investment into mature companies in the consumer and retail, financial services, health care, TMT, energy and natural resources, and high value-added manufacturing industries in China. The venture capital fund is managed by a general partner unrelated to us. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we will use Trendsters Investment, a consolidated variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. PW Software has entered into a series of contractual agreements with Trendsters Investment and its equity owners, namely Mr. Qing Li and Mr. Qi Zhu, in November 2011. Such contractual arrangements are substantially the same as the contractual arrangements between PW Software and PW Network and its equity owners and will remain effective until August 2026. In addition, each of Messrs Li and Zhu has respectively entered into a loan agreement with PW Software in October 2011, under which PW Software agreed to make an RMB0.5 million (US$0.1 million) interest-free loan to each of Messrs Li and Zhu solely for them to fund the capitalization of Trendsters Investment. The term of the loans is twenty years.

Other Transactions with Certain Directors, Shareholders and Affiliates

        In August 2008, PW Network invested RMB3.0 million for a minority stake in PW Pictures, a newly established Chinese media and entertainment company controlled by Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd., a company controlled by Mr. Ge Song, who was a director of our company between September 2006 to May 2010. In April 2009, PW Network further entered into a capital increase and share transfer agreement with PW Pictures and its majority equity holder, to invest an aggregate of RMB70.0 million in PW Pictures to acquire additional equity in and increase the registered capital of PW Pictures. Upon consummation of the transaction, PW Network holds 89% equity in PW Pictures. In the fourth quarter of 2009, PW Network transferred 9% equity in PW Pictures to the minority interest holder of PW Pictures without additional consideration based on the contingent contractual terms set forth in the capital increase and share transfer agreement. In July 2010, the minority interest holder of PW Pictures transferred the remaining 20% equity in PW Pictures to PW Network for a consideration of approximately RMB16.9 million. Upon consummation of the transaction, PW Pictures became our wholly owned subsidiary.

        In August 2011, we sold PW Pictures for a total consideration of RMB360.0 million to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, our founder and chairman of the board of directors. The transaction was approved by the board of directors and a special committee consisting of all independent members of our board of directors. The special committee considered a variety of factors, including a valuation report and a fairness opinion letter provided by an international third-party appraisal firm. The transaction is expected to sharpen our focus on our core online game development and operation business. Perfect Moment no longer had material business operations and changed its name to Beijing Perfect Moment Network Technology Co., Ltd.

        In April 2010, we invested RMB27.0 million for a 20% equity interest in Zhizhu Network. Shortly before the investment, we made a loan of RMB1.5 million to Zhizhu Network in April 2010 and later made another loan of RMB1.0 million to Zhizhu Network in June 2010. Both of the loans were repaid by Zhizhu Network in July 2010. We also transferred a domain name 178.com, which was owned by us but unused at the time, to Zhizhu Network for no consideration in June 2010. That domain name is currently used by Zhizhu Network for its online game portal services. In early 2010, we entered into a framework agreement for placing RMB5.0 million worth of advertisements on Zhizhu Network and prepaid RMB3.0 million to Zhizhu Network in February 2010. We started to make payments for advertising fees to Zhizhu Network on a project by project basis in late 2011. In 2012, the marketing services provided by Zhizhu Network amounted to RMB0.9 million (US$0.1 million), compared with our total marketing budget of RMB560.0 million (US$89.9 million) in the same period. Prior to Perfect World's investment in Zhizhu Network, Mr. Michael Yufeng Chi provided interest free personal loans to shareholders of Zhizhu Networks which were largely used by the shareholders of Zhizhu Network to fund Zhizhu Network's operations and were settled by the end of February 2012. The total amount of cash that Mr. Michael Yufeng Chi remitted to the shareholders of Zhizhu Network between 2008 and 2010 was RMB20.98 million, with a substantial majority of them remitted to Mr. Yunfan Zhang, a then shareholder of Zhizhu Network, and the remaining to Mr. Liang Tian, a then shareholder of Zhizhu Network who no longer holds any equity interest in Zhizhu Network, and to Zhizhu Network directly as instructed by Mr. Yunfan Zhang. Mr. Yunfan Zhang transferred all his equity interest in Zhizhu to another shareholder of Zhizhu in December 2012.

        In 2011, we extended a RMB7.6 million (US$1.2 million) 1.5 year loan with annual interest rate of 6% to Unknown Worlds, in which we held minority equity interest. In February 2013, we increased our equity interest in Unknown Worlds to a majority stake.

        In 2011 and 2012, we received office rental income amounted to RMB0.1 million and RMB0.7 million (US$0.1 million) from PW Pictures, respectively.

Employment Agreements

        See "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers." for a description of the employment agreements we have entered into with our senior executive officers.

Stock Option Grants

        See "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan."

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

        On February 2, 2012, a Chinese company unrelated to our company sought a court order of attachment against the assets of Jiuzhou Tianyuan, which was later withdrawn in July 2012 according to a court record.

        On March 20, 2012, Jiuzhou Tianyuan filed a case against PW Network seeking access to financial and other information of PW Network as an equity holder of PW Network, notwithstanding that it has entered into an equity pledge agreement to pledge all its equity interests in PW Network to PW Software. Jiuzhou Tianyuan withdrew its case in June 2012 and the registration of the equity pledge of Jiuzhou Tianyuan with the relevant administration for industry and commerce was completed in July 2012.

        On or around January 8, 2012, a number of anonymous allegations against our company and Mr. Yufeng Chi were posted on certain Chinese language websites. The independent audit committee of the board of directors of our company engaged an international legal counsel to conduct an internal investigation into these allegations. In the process of the investigation, the independent legal counsel consulted with independent forensic accountants and reported its findings directly to the audit committee. The independent legal counsel had no prior relationship with our company. The major findings of the internal investigation include the following:

  •
  Perfect World did not overpay for Zhizhu Network's advertising services or equity. While Mr. Michael Yufeng Chi provided interest free personal loans to shareholders of Zhizhu Network to assist Zhizhu Network between 2008 and 2010, which caused Zhizhu Network to be a related party to Perfect World prior to Perfect World's investment in Zhizhu Network, the audit committee did not find any evidence to suggest that Perfect World overpaid for any services provided by Zhizhu Network or Perfect World's investment in 20% of the equity interest in Zhizhu Network.

  •
  No evidence suggests any member of Mr. Chi's family received any monetary benefit, improper or otherwise, from Perfect World's office building renovation project. The audit committee did not uncover any evidence that Mr. Chi's family was connected to the contractors retained by Perfect World for the office building renovation project. Additionally, the contractor vetting process by Perfect World was reasonable, including evaluations by independent third parties.

  •
  The sale of the film and television business to a company majority owned by Mr. Michael Yufeng Chi was properly conducted and the price was reasonable and fair. Mr. Chi provided proper disclosure of his intentions to acquire the film and television business and conducted himself in accordance with the requirements by the special committee consisted of independent members of Perfect World's board of directors for purposes of reviewing and approving the divestiture of the film and television business. The sale price was determined in a fair and reasonable manner, including a valuation and a fairness opinion by a reputable third-party expert.

  •
  No evidence suggests that Mr. Chi improperly evaded taxes. Based on a review of Mr. Chi's tax returns and bank account statements, the audit committee has determined that Mr. Chi disclosed the past sales of Perfect World shares and paid taxes thereon.

        On May 10, 2012, a civil case entitled Li Hong v. Perfect World Co., Ltd., et al., Case No. 12-Cv-3741, was filed in the United States District Court for the Southern District of New York against us and Mr. Michael Yufeng Chi alleging, among other things, federal securities law violations arising from alleged lack of disclosure relating to the transactions with Zhizhu Network and the sale of our film and television business to a company majority owned by Mr. Michael Yufeng Chi referenced above. The plaintiff sought compensatory damages and injunctive relief in the complaint filed in the court. The case was dismissed with prejudice by the court in August 2012.

        On February 1, 2013, a Delaware company sued PW USA (Parallel Networks, LLC v. Perfect World Entertainment, Inc., Case No. 13-cv-00182) and ten other companies in related actions for patent infringement in the United State District Court for the District of Delaware. The plaintiff alleged that PW USA's installers, downloaders and/or launchers, which are downloaded by users from our websites in connection with the distribution of our games, infringed two of its patents. We believe this case is without merit and intend to vigorously defend it.

Dividend Policy

        In March 2012, our board of directors approved a change in our dividend policy to reflect our intention to distribute part of the earnings of our wholly-owned PRC subsidiaries to our shareholders from time to time. On March 14, 2012, our board of directors declared special cash dividends to our shareholders of record as of the close of business on April 6, 2012, at US$0.40 per Class A or Class B ordinary share, or US$2.00 per ADS, each representing five Class B ordinary shares. On April 13, 2012, we distributed the dividends which amounted to RMB607.6 million (US$97.5 million).

        On March 10, 2013, the board of directors declared an annual cash dividends in the aggregate amount of approximately US$22 million to our shareholders of record as of the close of business on April 8, 2013, at US$0.09 per Class A or Class B ordinary share, or US$0.45 per ADS, each representing five Class B ordinary shares. The dividends were distributed in cash on April 15, 2013.

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

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details.

        Our ADSs, each representing five of our Class B ordinary shares, have been listed on the Nasdaq since July 26, 2007 under the symbol "PWRD."

        The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2008, 2009, 2010, 2011 and 2012, (2) each of the four quarters of 2011 and 2012 and (3) each of the past six months.

	Trading Price ($)
	High	Low
2008
Full Year	33.52	13.88
2009
Full Year	50.49	8.78
2010
Full Year	44.63	20.75
2011
Full Year	29.10	9.00
First Quarter	24.42	19.70
Second Quarter	29.10	17.35
Third Quarter	23.00	11.16
Fourth Quarter	14.75	9.00
2012
Full Year	17.46	8.44
First Quarter	17.46	8.44
Second Quarter	16.7	8.92
Third Quarter	11.8	9.06
Fourth Quarter	11.89	10.00
October	10.97	10.13
November	11.89	10.00
December	11.32	10.15
2013
January	12.73	10.69
February	12.22	11.00
March	11.72	10.29
April (through April 25, 2013)	11.85	9.72

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our ADSs, each representing five of our Class B ordinary shares, have been listed on the Nasdaq under the symbol "PWRD."

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2012 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

        The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

        See "Item 6. Directors, Senior Management and Employees."

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

        Conversion.    Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our memorandum and articles of association), such Class A ordinary shares shall be automatically and immediately converted into the equal number of Class B ordinary shares. In addition, if at any time our founder and chairman of the board of directors, Mr. Michael Yufeng Chi, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class A ordinary shares, each issued and outstanding Class A ordinary share shall be automatically and immediately converted into one Class B ordinary share, and we shall not issue any Class A ordinary shares thereafter.

        Voting Rights.    All of our shareholders have the right to receive notice of shareholders' meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders' vote, each Class A ordinary share is entitled to 10 votes, and each Class B ordinary share is entitled to one vote. A shareholder may participate at a shareholders' meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. At any shareholders' meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of a poll is required or demanded accordingly.

        A quorum for a shareholders' meeting consists of one or more shareholders holding at least one third of the outstanding voting share capital of the Company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We shall, if required by the Companies Law, hold a general meeting of shareholders as our annual general meeting and shall specify the meeting as such in the notices calling it. Our board of directors may call extraordinary general meetings, and they must on shareholders' requisition convene an extraordinary general meeting. A shareholder requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than 20% of the then voting power represented by the issued shares of our company as at that date carries the right of voting at general meetings of our company. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders' meetings.

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

        Our board of directors may, in their absolute discretion (except with respect to a transfer from a shareholder to its affiliate(s)), decline to register any transfer of shares without assigning any reason thereof. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal. Notwithstanding the foregoing, if a transfer complies with the holder's transfer obligations and restrictions set forth under applicable law (including but not limited to U.S. securities law provisions related to insider trading) and our articles of association, our board of directors shall promptly register such transfer. Further, any director is authorized to confirm in writing addressed to the registered office to authorize a share transfer and to instruct that the register of members be updated accordingly, provided that the transfer complies with the holder's transfer obligations and restrictions set forth under applicable law and our articles of association and such holder is not the director who authorizes the transfer or an entity affiliated with such director. Any director is authorized to execute a share certificate in respect of such shares for and on behalf of our company.

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

        Inspection of Books and Records.    No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders. See "Item 10. Additional Information—H. Documents on Display."

C.    Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, "Information on the Company" or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

        See "Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution."

E.    Taxation

        The following summary of certain Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under other federal, state, local and other tax laws not addressed herein.

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

United States Federal Income Taxation

        The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (defined below) under present law of the acquisition, ownership and disposition of the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and including the Code, its legislative history, U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretation, which change could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

  •
  an individual who is a citizen or resident of the United States;

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

        The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company

        Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012.

        A non-U.S. corporation, such as our company, will be a PFIC for any taxable year if either

  (1)
  at least 75% of its gross income for such year is passive income, or

  (2)
  at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets.

        We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities' operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we were not the owner of our variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC even if we would not otherwise have been treated as a PFIC for that particular year.

        We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013 or for any future taxable years. In light of the composition of our income and assets, when taken together with the recent decline in the market price of our ADSs and ordinary shares, we believe that we were a PFIC for the 2012 taxable year. Whether we are or will be classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, the market price of our ADSs or ordinary shares (which may fluctuate considerably), our asset values (including, among other items, the level of cash, cash equivalents, and securities held for investment purposes), and gross income (including whether such income is active versus passive income) for such taxable year, all of which are subject to change. Unless the market price of our ADSs and ordinary shares increases substantially or our asset composition becomes substantially less passive, we are likely to be a PFIC for the current taxable year. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status. In the event that we determine that we are not a PFIC in 2013 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

        Provided we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be taxed as an "excess distribution" as described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor regarding our status as a PFIC as well as the consequences of making the deemed sale election.

        For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless with respect to the ADSs, you make a "mark-to-market" election, as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

        The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

        If we are a PFIC for any taxable year during which you hold the ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules to any of our subsidiaries. U.S. Holders are urged to consult their tax advisors regarding the applicability of the PFIC rules to any of our subsidiaries.

        A U.S. Holder of "marketable stock" (defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted tax basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your tax basis in the ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed below under "—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares") would not apply. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder generally will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

        The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election will be available to you, but no assurances may be given in this regard.

        Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

        In the case of a U.S. Holder that has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election and who later considers making a mark-to-market election, special tax rules may apply relating to "purging the PFIC taint" of such ADSs.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF, elections, which, if available, would result in tax treatment different from, and generally less adverse than, the general tax treatment of PFICs described above. If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs.

        You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

        The discussion below under "Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares" and "Taxation of Disposition of ADSs or Ordinary Shares" applies only in the event that we are not classified as a PFIC, nor treated as such with respect to you, for United States federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

        Subject to the passive foreign investment company rules discussed above, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we currently do not and do not intend to calculate our earnings and profits under United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be "qualified dividend income" that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a "passive foreign investment company" nor treated as such with respect to you (as discussed above) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a "resident enterprise" for PRC tax purposes under the new PRC corporate income tax law, a U.S. Holder may be subject to withholding taxes on dividends paid on our ADSs or ordinary shares. However, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation applicable to qualified dividend income as described above. For more information regarding the new PRC corporate income tax law, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations." You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and in light of our belief that we were a PFIC for our taxable year ended December 31, 2012.

        Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on your particular facts and circumstances, you may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding but only for a year in which the

U.S. Holder elects to do so for all creditable foreign income taxes. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

        Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference, if any, between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, such as an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits, subject to exceptions and limitations. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income and the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new corporate income tax law, which would have a material adverse effect on our results of operations." You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

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

Additional Tax Reporting Requirements

        Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain domestic entities may be required to submit certain information to the IRS with respect to his, her or its beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his, her or its behalf by a financial institution. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. You are urged to consult your tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of ADSs or ordinary shares.

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

        We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

        In accordance with Nasdaq Stock Market Rules 5250(d), we will post this annual report on Form 20-F on our website at http://www.pwrd.com.

I.     Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        Most of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering and overseas revenues denominated in U.S. dollars. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition. Fluctuations in exchange rates, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars. We recorded a net foreign currency exchange gain of approximately RMB3.3 million (US$0.5 million) in 2012 principally due to overseas operations in foreign currency resulting from the RMB depreciation and generate licensing revenues in foreign currencies. We may experience additional foreign exchange gain or loss in the future to the extent we hold financial assets denominated in U.S. dollars.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. For the year ended December 31, 2012, we recorded RMB20.1 million of foreign currency translation loss in other comprehensive income. If the exchange rate of RMB against the U.S. dollar is 10% higher than those we used in our financial statements, our foreign currency translation loss in other comprehensive income would have been increased by approximately RMB40.4 million.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any significant derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be different from expectations due to changes in market interest rates.

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

  •
  any other charge payable by any of the depositary, any of the depositary's agents, including, without limitation, the custodian, or the agents of the depositary's agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

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

  •
  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

  •
  such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable laws, rules or regulations.

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

Fees and Other Payments Made by the Depositary to Us

        Our depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. As of December 31, 2012, the aggregate amount payable to us from our depositary was US$0.8 million, which is to reimburse our investor relations activities spending and other related expenses incurred as a result of the listing of our ADSs on the NASDAQ Global Select Market.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Annual Report on Internal Control over Financial Reporting

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

        Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

        PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-2 of this annual report.

Remediation of Material Weakness in Internal Control over Financial Reporting Reported in 2011

        As described in "Management's Report on Internal Controls over Financial Reporting" for the year ended December 31, 2011, we had identified a material weakness that we did not establish an effective process over the identification and disclosure of related parties and related party transactions. Specifically, controls necessary to identify, evaluate and monitor related parties and related party transactions were not designed effectively to ensure that our related party disclosures are complete and accurate. During the year ended December 31, 2012, our management had taken a numbers of measures to remediate this material weakness. Our management hired external internal control experts to review and recommend changes to the process to identify, communicate, evaluate and report related parties and related party transactions so as to implement necessary and effective controls based on best practices, and provided additional training to senior management and other relevant personnel on the definition of related parties and the requirements to report related parties and related party transactions, particularly for complex and judgmental areas.

        Our management made the following changes to our internal controls over financial reporting, taking into consideration of the recommendations from the external internal control experts:

  •
  Designed and implemented a semi-annual process that requires all affiliates of our company to submit a conflict of interest declaration form to the compliance officer of our company. The declaration includes shareholdings and employment relationships that the affiliate or his/her immediate family members had with any third parties, as well as directorships that the affiliate had with any third parties, and any other potential related party relationship arising from such affiliate's significant influence over any person or third parties;

  •
  Increased the frequency of updating our company's related party list by our finance department from annually to quarterly; and

  •
  Designed and implemented a procedure to identify related party before each acquisition, investment transaction and vendor selection. Any transactions with related parties identified are required to be reported to and reviewed by our compliance officer.

        Management has conducted an assessment, including testing, of the effectiveness of our remediated internal control processes over financial reporting described above under "Remediation of Material Weakness in Internal Control over Financial Reporting Reported in 2011" as of December 31, 2012. In making the assessment, management used the criteria established in "Internal Control—Integrated Framework" issued by COSO. Management believes that internal control processes described above have operated effectively for a sufficient period of time to reduce to a remote likelihood the possibility of a material misstatement. As a result, management has concluded that the material weakness described above was effectively remediated as of December 31, 2012.

Changes in Internal Control over Financial Reporting

        Other than the changes disclosed above, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Daniel Dong Yang, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16B.    CODE OF ETHICS

        Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer and co-chief executive officers, chief financial officer, and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://www.pwrd.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person's written request.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated.

	2011		2012
Audit fees(1)	US$	1,705,607	US$	1,757,596
All other fees(2)	US$	120,000	US$	22,231

(1)
"Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial data.

(2)
"All other fees" means the aggregate fees billed in relation to the Cryptic Studios acquisitions in 2011 and training service in 2012, respectively.

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

        Not Applicable.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        We have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Stock Market Rules.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART II.

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
1.3
Amendments to the Amended and Restated Memorandum and Articles of Association adopted by the shareholders of the Registrant on August 21, 2011 (incorporated by reference to Exhibit 1.3 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
2.1
Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 4.3 from our Registration Statement on Form F-1 Amendment No. 2 (file no. 333-144282) filed with the Securities and Exchange Commission on July 23, 2007).
2.2
Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 11, 2007).
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
4.2
2010 Share Incentive Plan, effective July 21, 2010 (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).
4.3
Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).

Exhibit Number	Description of Document
4.4	English Translation of Form of Employment Contract between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).
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

Exhibit Number	Description of Document
4.14	English Translation of Loan Agreement between PW Software and Mr. Michael Yufeng Chi dated as of May 20, 2008, including a Commitment Letter issued by Mr. Michael Yufeng Chi dated as of April 10, 2009 (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).
4.15
English Translation of Loan Agreement between PW Software and Mr. Qi Zhu dated as of May 20, 2008, including a Commitment Letter issued by Mr. Qi Zhu dated as of April 10, 2009 (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on June 19, 2009).
4.16
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
4.20
English Translation of Equity Transfer Agreement among Mr. Michael Yufeng Chi, Mr. Qi Zhu and Mr. Yunfan Zhang dated as of July 25, 2011 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.21
English Translation of the Equity Pledge Agreement among PW Software, PW Literature and shareholders of PW Literature effective as of July 25, 2011 (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.22
English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi, Mr. Qi Zhu and Mr. Yunfan Zhang effective as of July 25, 2011 (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.23
English Translation of Exclusive Technology Support and Service Agreement between PW Software and PW Pictures dated as of February 12, 2011 (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).

Exhibit Number	Description of Document
4.24	English Translation of Development Cooperation Agreement between PW Software and PW Pictures dated as of February 12, 2011 (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).
4.25
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
4.28
English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Tian Liang dated as of February 12, 2011 (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).
4.29
English Translation of Exclusive Technology Support and Service Agreement between PW Software and Perfect Moment dated as of August 1, 2011 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.30
English Translation of Development Cooperation Agreement between PW Software and Perfect Moment dated as of August 1, 2011 (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.31
English Translation of Business Operation Agreement among PW Software, Perfect Moment and shareholders of Perfect Moment, dated as of December 2, 2011 (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.32
English Translation of Call Option Agreement among PW Software, Perfect Moment and shareholders of Perfect Moment dated as of December 2, 2011 (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.33
English Translation of Equity Pledge Agreement among PW Software, Perfect Moment and shareholders of Perfect Moment dated as of December 3, 2011 (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).

Exhibit Number	Description of Document
4.34	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Qi Zhu dated as of December 2, 2011 (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.35
English Translation of Exclusive Technology Support and Service Agreement between PW Software and Trendsters Investment dated as of November 4, 2011 (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.36
English Translation of Development Cooperation Agreement between PW Software and Trendsters Investment dated as of November 4, 2011 (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.37
English Translation of Business Operation Agreement among PW Software, Trendsters Investment and shareholders of Trendsters Investment, dated as of November 4, 2011 (incorporated by reference to Exhibit 4.39 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.38
English Translation of Call Option Agreement among PW Software, Trendsters Investment and shareholders of Trendsters Investment dated as of November 4, 2011 (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.39
English Translation of Equity Pledge Agreement among PW Software, Trendsters Investment and shareholders of Trendsters Investment dated as of November 4, 2011 (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.40
English Translation of Power of Attorney signed by Mr. Qing Li and Mr. Qi Zhu dated as of November 4, 2011 (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.41
English Translation of Loan Agreement between PW Software and Mr. Qing Li and Mr. Qi Zhu dated as of November 4, 2011 (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.42*	English Translation of Limited Partnership Agreement for Tianjin Trendsters Venture Capital Limited Partnership dated as of December 2, 2011.
4.43*	English Translation of Amendment to Limited Partnership Agreement for Tianjin Trendsters Venture Capital Limited Partnership dated as of March 5, 2013.
8.1*	Subsidiaries of the Registrant.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Maples and Calder.
15.2*	Consent of King & Wood Mallesons.
15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith.

**
Furnished herewith.

***
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

PERFECT WORLD CO., LTD.

By:	/s/ ROBERT HONG XIAO
Name:	Robert Hong Xiao
Title:	Chief Executive Officer

Date: April 26, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders:
of Perfect World Co., Ltd.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People's Republic of China
April 26, 2013

PERFECT WORLD CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2012

		December 31,	December 31,	December 31,
	Notes	2011	2012	2012
		RMB	RMB	US$(Note 3(5))
Assets
Current assets
Cash and cash equivalents	3(6),6	2,150,213,495	799,632,647	128,349,890
Restricted cash	3(6),5,6	535,500,431	891,462,180	143,089,546
Short-term investments	3(7),6	139,517,875	1,508,884,886	242,192,723
Accounts receivable, net	3(9),7	142,543,972	110,286,428	17,702,192
Due from related parties	24	40,000	7,542,600	1,210,671
Prepayments and other assets		94,628,466	156,083,903	25,053,194
Deferred tax assets	19(e)	27,130,068	41,585,847	6,674,989

Total current assets		3,089,574,307	3,515,478,491	564,273,205

Non current assets
Equity investments	3(10),8	33,384,729	227,832,057	36,569,567
Time deposits	6	293,892,575	51,465,395	8,260,765
Restricted time deposits	5,6	125,717,425	7,814,450	1,254,306
Property, equipment and software, net	3(12),9	1,259,850,498	1,206,485,419	193,654,262
Construction in progress	3(13)	4,793,214	20,326,428	3,262,617
Intangible assets, net	3(14),12	273,193,489	229,013,555	36,759,210
Goodwill	3(16),13	466,328,513	408,829,417	65,621,646
Due from related parties	24	7,561,080	—	—
Prepayments and other assets		62,457,484	87,332,624	14,017,853
Deferred tax assets	19(e)	35,235,313	42,427,797	6,810,131

Total assets		5,651,988,627	5,797,005,633	930,483,562

Liabilities and Shareholders' Equity

Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB514,723,988 and RMB469,782,646 (US$75,405,314) as of December 31, 2011 and 2012, respectively. Note 2(1))

Accounts payable		89,123,596	70,696,803	11,347,618
Short-term bank loans	14	560,780,100	747,974,500	120,058,185
Advances from customers	3(17)	95,921,079	133,949,512	21,500,379
Salary and welfare payable		204,976,567	232,137,936	37,260,708
Taxes payable		43,236,335	49,898,625	8,009,282
Accrued expenses and other liabilities	15	68,663,124	58,016,741	9,312,329
Due to related parties	24	155,000	150,000	24,077
Deferred revenues	3(18)	461,921,174	365,705,044	58,699,707
Deferred tax liabilities	19(e)	106,933,061	61,219,290	9,826,374
Deferred government grants		579,526	458,287	73,560

Total current liabilities		1,632,289,562	1,720,206,738	276,112,219

Non current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB10,828,587 and RMB29,211,730 (US$4,688,806) as of December 31, 2011 and 2012, respectively. Note 2(1))

Deferred revenues	3(18)	17,481,338	56,503,584	9,069,451
Deferred tax liabilities	19(e)	8,005,954	6,875,864	1,103,652
Other long-term liabilities		8,803,103	1,619,438	259,938

Total liabilities		1,666,579,957	1,785,205,624	286,545,260

Commitments and contingencies	25
Shareholders' Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 201,238,020 Class B ordinary shares issued and outstanding as of December 31, 2011; 29,671,195 Class A ordinary shares issued and outstanding, 212,376,660 Class B ordinary shares issued and outstanding as of December 31, 2012)	17	186,948	193,960	31,133
Additional paid-in capital	17	212,421,037	329,804,508	52,937,274
Statutory reserves	3(23)	268,014,793	272,938,726	43,809,686
Accumulated other comprehensive loss	3(4)	(60,430,695)	(80,543,186)	(12,928,073)
Retained earnings		3,538,087,071	3,466,189,747	556,361,816

Total Perfect World Shareholders' Equity		3,958,279,154	3,988,583,755	640,211,836
Non-controlling interests		27,129,516	23,216,254	3,726,466

Total Shareholders' Equity		3,985,408,670	4,011,800,009	643,938,302

Total Liabilities and Shareholders' Equity		5,651,988,627	5,797,005,633	930,483,562

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT WORLD CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

		For the years ended December 31,
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	US$(Note 3(5))
Revenues
Online game operation revenues		2,156,258,192	2,708,506,602	2,499,418,794	401,184,378
Licensing revenues		214,980,802	246,823,270	171,563,574	27,537,852
Other revenues		12,401,545	28,106,785	99,603,687	15,987,494

Total Revenues	3(17)	2,383,640,539	2,983,436,657	2,770,586,055	444,709,724
Cost of revenues	3(19)	(379,416,458)	(479,929,333)	(539,935,810)	(86,665,673)

Gross profit		2,004,224,081	2,503,507,324	2,230,650,245	358,044,051
Operating expenses
Research and development expenses	3(20)	(419,076,642)	(664,354,758)	(797,067,359)	(127,938,132)
Sales and marketing expenses	3(24)	(477,785,759)	(513,914,847)	(559,973,706)	(89,881,977)
General and administrative expenses		(228,967,096)	(301,951,176)	(321,059,742)	(51,533,642)
Goodwill impairment		—	—	(40,769,946)	(6,544,028)

Total operating expenses		(1,125,829,497)	(1,480,220,781)	(1,718,870,753)	(275,897,779)

Operating profit		878,394,584	1,023,286,543	511,779,492	82,146,272

Other income / (expenses)
Share of loss from equity investments		(8,092,328)	(1,574,506)	(5,334,495)	(856,245)
Interest income		28,650,469	72,527,888	94,572,292	15,179,900
Interest expense		—	(6,606,336)	(21,866,732)	(3,509,852)
Others, net	16	15,181,510	54,171,038	84,212,576	13,517,050

Total other income		35,739,651	118,518,084	151,583,641	24,330,853

Income before tax		914,134,235	1,141,804,627	663,363,133	106,477,125
Income tax expense	3(22),19(d)	(88,996,332)	(161,704,455)	(116,119,365)	(18,638,443)

Income from continuing operations, net of tax		825,137,903	980,100,172	547,243,768	87,838,682

Income / (loss) from discontinued operations, net of tax	3(30),11	1,424,764	(37,492)	—	—

Net Income		826,562,667	980,062,680	547,243,768	87,838,682

Net loss / (income) attributable to the non-controlling interests		14,138,106	3,923,735	(6,593,580)	(1,058,343)

Net income attributable to the Company's shareholders		840,700,773	983,986,415	540,650,188	86,780,339

Net Income		826,562,667	980,062,680	547,243,768	87,838,682
Other comprehensive (loss) / income: Foreign currency translation adjustment	3(4)	(503,180)	5,525,927	(20,112,491)	(3,228,277)

Comprehensive income	3(29)	826,059,487	985,588,607	527,131,277	84,610,405

Comprehensive loss / (income) attributable to non-controlling interests		14,138,106	3,923,735	(6,593,580)	(1,058,343)

Comprehensive income attributable to the Company's shareholders		840,197,593	989,512,342	520,537,697	83,552,062

Net earnings per share, basic
Continuing operations		3.31	4.04	2.26	0.36
Discontinued operations		0.05	0.00	—	—

Total earnings per share, basic		3.36	4.04	2.26	0.36

Net earnings per share, diluted
Continuing operations		3.12	3.85	2.23	0.36
Discontinued operations		0.05	0.00	—	—

Total earnings per share, diluted		3.17	3.85	2.23	0.36

Net earnings per ADS, basic
Continuing operations		16.54	20.17	11.31	1.81
Discontinued operations		0.26	0.01	—	—

Total earnings per ADS, basic		16.80	20.18	11.31	1.81

Net earnings per ADS, diluted
Continuing operations		15.63	19.26	11.15	1.79
Discontinued operations		0.24	0.01	—	—

Total earnings per ADS, diluted		15.87	19.27	11.15	1.79

Shares used in calculating basic net earnings per share		250,232,543	243,765,093	239,119,233	239,119,233
Shares used in calculating diluted net earnings per share		264,818,376	255,380,327	242,495,660	242,495,660
Amount attributable to the Company's shareholders:
Income from continuing operations, net of tax		827,869,318	983,672,251	540,650,188	86,780,339
Income from discontinued operations, net of tax		12,831,455	314,164	—	—

Net income		840,700,773	983,986,415	540,650,188	86,780,339

Total share-based compensation cost included in:	3(21),18
Cost of revenues		(6,938,253)	(6,362,169)	(4,570,357)	(733,593)
Research and development expenses		(37,480,733)	(47,533,344)	(34,818,684)	(5,588,784)
Sales and marketing expenses		(13,079,432)	(15,228,350)	(10,111,863)	(1,623,066)
General and administrative expenses		(39,286,985)	(35,612,664)	(21,643,688)	(3,474,051)

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT WORLD CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Class A and Class B ordinary shares
			Treasury stock				Accumulated other comprehensive (loss)/income
					Additional paid-in capital	Statutory reserve		Retained earnings	Non- controlling interest	Total shareholders' equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	249,128,385	198,506	—	—	381,099,428	181,563,507	(65,453,442)	1,799,851,169	18,290,669	2,315,549,837
Net profit	—	—	—	—	—	—	—	840,700,773	(14,138,106)	826,562,667
Foreign currency translation loss	—	—	—	—	—	—	(503,180)	—	—	(503,180)
Share-based compensation cost	—	—	—	—	98,723,134	—	—	—	—	98,723,134
Appropriation to statutory reserves	—	—	—	—	—	57,700,883	—	(57,700,883)	—	—
Ordinary shares issued upon exercise of employee stock options	1,882,695	1,285	—	—	11,264,160	—	—	—	—	11,265,445
Excess tax benefits from share-based awards	—	—	—	—	769,168	—	—	—	—	769,168
Acquisition of businesses (Note 10)	—	—	—	—	—	—	—	—	123,945,972	123,945,972
Change in the Company's economic interests in an affiliate (Note 10)	—	—	—	—	1,233,434	—	—	—	(18,118,485)	(16,885,051)
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	160,000	160,000

Balance as of December 31, 2010	251,011,080	199,791	—	—	493,089,324	239,264,390	(65,956,622)	2,582,851,059	110,140,050	3,359,587,992

Net profit	—	—	—	—	—	—	—	983,986,415	(3,923,735)	980,062,680
Foreign currency translation gain	—	—	—	—	—	—	5,525,927	—	—	5,525,927
Share-based compensation cost	—	—	—	—	105,298,256	—	—	—	—	105,298,256
Appropriation to statutory reserves	—	—	—	—	—	31,541,131	—	(31,541,131)	—	—
Ordinary shares issued upon exercise of employee stock options	1,730,880	1,104	—	—	8,989,416	—	—	—	—	8,990,520
Repurchase of shares	—	—	(21,832,745)	(444,283,323)	—	—	—	—	—	(444,283,323)
Cancellation of repurchased shares	(21,832,745)	(13,947)	21,832,745	444,283,323	(444,269,376)	—	—	—	—	—
Change in the Company's economic interests in an affiliate (Note 10)	—	—	—	—	—	—	—	—	8,090,000	8,090,000
Disposal of film and television business (Note 11)	—	—	—	—	48,813,417	(2,790,728)	—	2,790,728	(92,860,964)	(44,047,547)
Capital contribution from non-controlling interest and VIE shareholders	—	—	—	—	500,000	—	—	—	5,684,165	6,184,165

Balance as of December 31, 2011	230,909,215	186,948	—	—	212,421,037	268,014,793	(60,430,695)	3,538,087,071	27,129,516	3,985,408,670

Net profit	—	—	—	—	—	—	—	540,650,188	6,593,580	547,243,768
Foreign currency translation loss	—	—	—	—	—	—	(20,112,491)	—	—	(20,112,491)
Share-based compensation cost	—	—	—	—	71,144,592	—	—	—	—	71,144,592
Appropriation to statutory reserves	—	—	—	—	—	4,923,933	—	(4,923,933)	—	—
Ordinary shares issued upon exercise of employee stock options	11,138,640	7,012	—	—	45,849,541	—	—	—	—	45,856,553
Dividends to shareholders (Note 23)	—	—	—	—	—	—	—	(607,623,579)	—	(607,623,579)
Change in the Company's economic interests in an affiliate (Note 1, Note 10-(5))	—	—	—	—	389,338	—	—	—	(10,509,842)	(10,120,504)
Capital contribution from VIE shareholders	—	—	—	—	—	—	—	—	3,000	3,000

Balance as of December 31, 2012	242,047,855	193,960	—	—	329,804,508	272,938,726	(80,543,186)	3,466,189,747	23,216,254	4,011,800,009

        The accompanying notes are an integral part of these consolidated financial statements.

PERFECT WORLD CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$ (Note 3(5))
Cash flows from operating activities:
Net income	826,562,667	980,062,680	547,243,768	87,838,682
Adjustments for:
Share-based compensation cost	96,785,403	104,736,527	71,144,592	11,419,494
Depreciation and amortization expense	95,995,702	170,029,747	183,116,153	29,392,169
Exchange loss / (gain)	5,802,680	7,994,077	(3,334,352)	(535,200)
Share of loss from equity investments	8,092,328	1,574,506	5,334,495	856,245
Goodwill impairment	—	—	40,769,946	6,544,028
Impairment of intangible assets and other long-lived assets	—	—	20,969,607	3,365,854
Loss from disposal of property, equipment and software	1,111,034	2,037,189	1,717,286	275,643
Deferred income tax	(3,378,084)	57,648,595	(11,042,445)	(1,772,435)
Provision for doubtful accounts	9,817,494	—	—	—
Provision for film and television cost	4,812,737	—	—	—
Excess tax benefits from share-based payment arrangements	769,168	—	—	—
Changes in assets and liabilities:
Accounts receivable	(13,430,678)	(832,797)	32,371,438	5,195,974
Current prepayments and other assets	(11,941,564)	(115,445,371)	(51,451,855)	(8,258,592)
Film and television cost	41,566,160	(28,837,856)	—	—
Due from/to related parties	(2,787,016)	(2,549,500)	35,000	5,618
Non-current prepayments and other assets	(11,132,139)	(33,337,565)	(40,737,629)	(6,538,840)
Accounts payable	(4,018,752)	(15,980,321)	(5,892,676)	(945,840)
Advances from customers	24,289,311	3,270,821	38,031,835	6,104,530
Salary and welfare payable	49,706,027	40,896,232	27,187,649	4,363,919
Taxes payable	(10,724,511)	4,687,895	(48,243,256)	(7,743,577)
Accrued expenses and other liabilities	5,187,415	(26,398,249)	(10,774,994)	(1,729,506)
Deferred revenues	25,863,964	2,207,949	(56,955,712)	(9,142,022)

Net cash provided by operating activities	1,138,949,346	1,151,764,559	739,488,850	118,696,144

Cash flows from investing activities:
Purchase of property, equipment and software	(118,261,994)	(72,898,685)	(83,664,515)	(13,429,081)
Cash paid for construction in progress	(126,364,817)	(88,532,375)	(25,136,551)	(4,034,695)
Purchase of intangible assets	(34,474,450)	(16,394,162)	(6,602,754)	(1,059,815)
Payment for capitalized product development costs	(25,342,261)	(11,049,635)	(5,651,100)	(907,064)
Decrease / (increase) of restricted cash and restricted time deposit	(120,000,000)	(530,650,817)	(363,776,200)	(58,390,106)
Cash paid for equity investments	—	(10,803,330)	(200,000,000)	(32,102,213)
Cash paid for equity investment in a related party	(27,000,000)	—	—	—
Cash received from disposal of equity investment	—	9,934,500	—	—
Cash paid for business acquisitions, net of cash acquired	(232,038,527)	(308,912,346)	—	—
Cash paid for purchase of additional ownership interests in subsidiaries	—	—	(10,120,504)	(1,624,453)
Cash received from disposal of business to a related party, net of cash disposed	—	283,901,605	—	—
Purchase of short-term investments	(1,226,000,000)	(788,762,275)	(1,437,228,875)	(230,691,141)
Maturities of short-term investments	866,000,000	1,039,244,400	470,017,875	75,443,071
Purchase of time deposits	(280,000,000)	—	(50,000,000)	(8,025,553)
Increase in loan receivable	—	(7,625,880)	—	—

Net cash used in investing activities	(1,323,482,049)	(502,549,000)	(1,712,162,624)	(274,821,050)

Cash flows from financing activities:
Exercises of share options	9,475,772	7,810,709	45,182,450	7,252,283
Repurchase of shares	—	(444,283,323)	—	—
Capital contribution from non-controlling interest and VIE shareholders	160,000	6,176,000	3,000	482
Short-term bank loans	—	560,780,100	596,752,900	95,785,445
Repayment of bank loans	—	—	(409,558,500)	(65,738,672)
Dividends to shareholders	—	—	(607,623,579)	(97,530,309)

Net cash provided by / (used in) financing activities	9,635,772	130,483,486	(375,243,729)	(60,230,771)

Effect of exchange rate changes on cash and cash equivalents	(4,647,047)	(17,106,728)	(2,663,345)	(427,496)

Net (decrease) / increase in cash	(179,543,978)	762,592,317	(1,350,580,848)	(216,783,173)

Cash and cash equivalents, beginning of the period	1,567,165,156	1,387,621,178	2,150,213,495	345,133,063

Cash and cash equivalents, end of the period	1,387,621,178	2,150,213,495	799,632,647	128,349,890

Supplemental schedule of non-cash investing activities:
Reclassification of time deposits to short-term investments	—	—	(280,000,000)	(44,943,099)
Release of restricted time deposits to short-term investments	—	—	(120,000,000)	(19,261,328)
Supplemental schedule of non-cash financing activities:
Contingent liability incurred from Xinbaoyuan and Baohong acquisition	(81,729,472)	—	—	—
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	(93,623,886)	(94,389,925)	(171,912,187)	(27,593,809)
Cash paid during the year for interest expense	—	(4,347,988)	(23,147,135)	(3,715,371)

The accompanying notes are an integral part of these consolidated financial statements

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi Yuan unless otherwise stated)

1. Organization and principal activities

        The accompanying consolidated financial statements include the financial statements of Perfect World Co., Ltd. (the "Company") and its subsidiaries and variable interest entities ("VIEs"). The Company was incorporated in the Cayman Islands on June 28, 2006. The Company has been listed on the NASDAQ in the United States of America since July 26, 2007. The Company, all the subsidiaries and the VIEs are collectively referred to as the "Group."

        Details of the subsidiaries and VIEs as of December 31, 2012 are described below:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Software Co., Ltd. ("PW Software")	100%	Beijing, China, August 2006
Perfect Online Holding Limited ("PW Hong Kong")	100%	Hong Kong, China, December 2007
Perfect World Entertainment Inc. ("PW USA")	100%	Delaware, USA, April 2008
Perfect Game Holding Limited ("PW BVI")	100%	British Virgin Islands, October 2008
Perfect Star Co., Ltd. ("PW Malaysia")	100%	Labuan, Malaysia, January 2009
Global InterServ (Caymans) Inc. ("InterServ Caymans")	100%	Cayman Islands, acquired in February 2009
InterServ Information and Technology (Shanghai) Co., Ltd. ("InterServ Shanghai")	100%	Shanghai, China, acquired in February 2009
Chengdu Perfect World Software Co., Ltd. ("Chengdu PW Software"), formerly known as Chengdu InterServ Information and Technology Co., Ltd. ("InterServ Chengdu")	100%	Chengdu, China, acquired in February 2009
Perfect World Interactive Entertainment Co., Ltd. ("PW Interactive")	100%	Cayman Islands, March 2009
Perfect Sky Online Co., Limited ("PW Sky")	100%	Hong Kong, China, May 2009
Perfect Entertainment Zone N.V. ("PW Antilles")	100%	Netherlands Antilles, August 2009
Perfect World Interactive Technology Co., Ltd. ("PW Taiwan")	100%	Taiwan, China, November 2009
Perfect World Universal Coöperatieve U.A. ("PW Universal")	100%	Netherlands, December 2009
Shanghai Perfect World Software Co., Ltd. ("Shanghai PW Software")	100%	Shanghai, China, December 2009
Perfect World Europe B.V. ("PW Europe")	100%	Netherlands, January 2010
C&C Media Co., Ltd. ("C&C Media")	100%	Japan, acquired in April 2010
CCO Co., Ltd. ("CCO")	100%	Japan, acquired in April 2010
Beijing Perfect World Digital Entertainment Software Co., Ltd. ("PW Digital Software")	100%	Beijing, China, April 2010
Runic Games, Inc. ("Runic Games")	74.47%	Delaware, USA, acquired in May 2010
Beijing Perfect World Game Software Co., Ltd. ("PW Game Software")	100%	Beijing, China, August 2010
Cryptic Studios, Inc. ("Cryptic Studios")	100%	California, USA, acquired in August 2011
Happy Moment Holding Limited ("Happy Moment")	100%	British Virgin Islands, August 2011
Happy Fantasy Limited ("Happy Fantasy")	100%	British Virgin Islands, August 2011
Perfect Management Holding Limited ("Perfect Management")	100%	British Virgin Islands, October 2011
NGL Co., Ltd. ("NGL")	100%	Korea, November 2011 *
Zongheng Limited ("Zongheng Cayman")	70%	Cayman Islands, acquired in January 2012
Zongheng Online LIMITED ("Zongheng Hong Kong")	70%	Hong Kong, China, acquired in January 2012
Huanxiang Zongheng Software Technology Co., Ltd. ("Zongheng Software")	70%	Beijing, China, acquired in January 2012
Perfect Play SDN. BHD. ("Perfect Play")	100%	Labuan, Malaysia, November 2012

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

1. Organization and principal activities (Continued)

VIEs	Equity interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Network Technology Co., Ltd. ("PW Network")	100%	Beijing, China, March 2004
Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. ("PW Literature")	100%	Beijing, China, June 2008
Shanghai Perfect World Network Technology Co., Ltd. ("Shanghai PW Network")	100%	Shanghai, China, November 2008
Chengdu Perfect World Network Technology Co., Ltd. ("Chengdu PW Network")	100%	Chengdu, China, February 2009
Beijing Perfect World Digital Entertainment Co., Ltd. ("PW Digital")	100%	Beijing, China, September 2009
Chengdu Ye Net Science and Technology Development Co., Ltd. ("Ye Net")	100%	Chengdu, China, acquired in January 2011
Hefei Perfect World Network Technology Co., Ltd. ("Hefei PW Network")	100%	Hefei, China, January 2011
Beijing Perfect Moment Network Technology Co., Ltd. ("Perfect Moment"), formerly known as Beijing Perfect Moment Picture Co., Ltd.	100%	Beijing, China, February 2011
Tianjin Trendsters Investment Co., Ltd. ("Trendsters Investment")	100%	Tianjin, China, November 2011
Beijing Neon Culture Communication Co., Ltd. ("Neon Culture")	90%	Beijing, China, August 2012

*
NGL was incorporated in November 2011 in Korea in accordance with joint venture agreement between the Group and Nexon, in which the Group held 51% equity interest. In October 2012, the Group further entered into a share transfer agreement with Nexon, to acquire the remaining 49% equity interest for a consideration of approximately RMB5,676,060. The Group holds 100% equity in NGL after this transaction. As the Group maintained controlling financial interest before and after the acquisition, such change in ownership interest was accounted for as an equity transaction and no gain or loss shall be recognized. Hence, the difference between the purchase consideration and the carrying amount of the non-controlling interest, amounting to RMB(522,914), was recorded in additional paid-in capital of the Group.

        The Group is principally engaged in research, development, operation and licensing of online games. The Group's principal operations and geographic markets are in the People's Republic of China (the "PRC"), United States of America, Europe, Japan and Southeast Asia Region.

2. Variable interest entities

(1)   Risk in relation to the VIE structure

        The Company is a Cayman Islands company and, as such, it is classified as a foreign enterprise under Chinese laws, and the Company's wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operations and Internet publishing licenses, or engaging in the investment in certain technology, media and telecommunications sectors. In light of these restrictions, the Company relies on its VIEs to hold and maintain the licenses necessary to operate the online games, online reading services, or investment in certain technology, media and telecommunication companies in China. The Company through its wholly-owned PRC subsidiaries entered into a series of contractual arrangements with its VIEs and their respective equity owners to provide the Company with effective control over the VIEs. These include exclusive technology support and service agreements, development cooperation agreements, business operation agreements, call option agreements, equity pledge agreements and power of attorneys.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

        There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the Group's VIE contractual arrangements. In the opinion of management, it is currently unclear what impact the PRC government actions would have on the Group and on its ability to consolidate the financial results of these VIEs in the Group's consolidated financial statements, if the PRC government authorities were to find the Group's legal structure and the contractual arrangements with its VIEs to be in violation of PRC laws and regulations. The relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking business or operating licenses, requiring the Company to restructure the relevant ownership structure or operations, and requiring the Company to discontinue all or any portion of the online game, online reading operations or investment in certain technology, media and telecommunications sectors. Any of these actions could cause significant disruption to the Company's business operations and may materially and adversely affect the Company's business, financial condition and results of operations.

        If the imposition of any of these government actions causes the Company no longer able to conclude that these entities are VIEs of the Company, of which the Company is the primary beneficiary, the Group would no longer be able to consolidate the financial results of these entities in the Group's consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. The Company's operations depend on the VIEs to honor their contractual agreements with the Company. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the contractual agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIEs or their shareholders fail to perform their obligation under those arrangements.

        The following consolidated financial statement balances and amounts of the Group's VIEs and their subsidiaries were included in the accompanying consolidated financial statements as of

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

December 31, 2011 and December 31, 2012, and for the years ended December 31, 2010, 2011 and 2012:

	December 31, 2011	December 31, 2012
	RMB	RMB
Current assets	1,319,777,876	1,881,651,904
Non-current assets	400,773,821	345,087,386

Total assets	1,720,551,697	2,226,739,290

Current liabilities	637,643,480	892,021,422
Non-current liabilities	10,828,587	29,211,730

Total liabilities	648,472,067	921,233,152

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Total revenues	1,908,947,839	2,182,477,147	1,946,345,171
Net income	213,169,508	291,401,686	239,972,495

(2)   Summary of the VIE contractual arrangements

        The following is a summary of the contractual agreements between PW Software and PW Network and its equity owners entered into in September 2006, as amended and restated in April 2007.

        Exclusive Technology Support and Service Agreement.    Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network's online game operations. PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement. PW Network pays PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until March 9, 2024 or the early termination by PW Software or by either party due to the other party's insolvency or similar circumstances.

        Development Cooperation Agreement.    Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network's operations. PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

        Business Operation Agreement.    Under the business operation agreement among PW Software, PW Network and the shareholders of PW Network, PW Software provides guidance and advice on PW

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

Network's daily operations and financial management systems. The shareholders of PW Network must elect the candidates recommended by PW Software as PW Network's directors, and procure the appointment of PW Network's senior executives as per PW Software's designation. Moreover, PW Network and its shareholders agree that without the prior consent of PW Software, PW Network will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of PW Network, including incurrence or assumption of any indebtedness of more than RMB400,000, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. The agreement also provides that if any of the agreements between PW Software and PW Network is terminated, PW Software is entitled to terminate all of the other agreements between itself and PW Network. This agreement is effective until March 9, 2024 or the early termination by PW Software.

        Call Option Agreement.    Under the call option agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Network's equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Network for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until March 9, 2024 or the early termination by all parties thereto.

        Equity Pledge Agreement.    Under the equity pledge agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network pledged all of their equity interests in PW Network to PW Software to guarantee PW Network's performance of its obligations under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If PW Network or either of its equity owners breaches its respective contractual obligations, PW Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of PW Network agreed not to take any actions that would prejudice PW Software's interest. This agreement is effective until March 9, 2024.

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

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

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

        The Company completed the registration of the pledge of PW Literature's equity interest in early 2011 and again in 2012 after the change of PW Literature's equity owners in July 2011 with local Administration for Industry and Commerce. The Company completed the registration of the pledge of the equity interests of Perfect Network, Perfect Moment and Trendsters Investment in 2012 with local Administration for Industry and Commerce.

(3)   Amount of fees paid by VIEs

        Various fees are billed to the relevant VIEs on a monthly or quarterly basis and are due within 10 business days after receipt of the invoices by the VIEs. The total amount of fees paid by the VIEs to the Group's PRC wholly-owned subsidiaries since the entering of the VIE contractual arrangements ranged approximately from 45% to 66% of the revenues generated by respective games operated by these VIEs. For the years ended December 31, 2010, 2011 and 2012, the total amount of fees paid by VIEs to the Group's PRC wholly-owned subsidiaries amounted to approximately RMB1,025,924,677, RMB1,229,855,500 and RMB1,058,328,538, respectively.

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

        Currently, there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

3. Summary of significant accounting policies

(1)   Basis of presentation

        The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

        Amounts in the consolidated financial statements for the years ended December 31, 2010 and 2011 presented the film and television business as a discontinued operations as a result of the sale of film and television business in 2011. See Note 11, Discontinued Operations.

(2)   Principles of consolidation and recognition of non-controlling interest

        The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries and VIEs. VIEs are consolidated if the Company determines that it is the primary beneficiary. All intercompany transactions are eliminated.

        Net income or losses of the Company's majority-owned subsidiaries and VIEs and amortization expenses of intangible assets arising from related business acquisitions are attributed to their parents and non-controlling interests based on the proportional economic interests of the respective parents and non-controlling interests in such entities. Net income or losses attributable to the non-controlling shareholders are recorded in the Group's Consolidated Statements of Income and Comprehensive Income.

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

        Significant accounting estimates in the Group's consolidated financial statements mainly include the useful life of in-game items, churn rate of the inactive players, useful life of property, equipment and software and intangible assets, fair value of assets and liabilities acquired in asset acquisition and business combinations, assessment for impairment of long-lived assets, intangible assets and goodwill, realization of deferred tax assets, and share-based compensation expenses.

(4)   Foreign currency translation

        The Group's reporting currency is Renminbi ("RMB"). The functional currency of Perfect World Co., Ltd., the listing entity incorporated in the Cayman Islands, is United States dollars ("US dollars" or "US$"). The functional currency of the Group's other international subsidiaries is evaluated on a case-by-case basis and is often the local currency.

        Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Others, net in the Consolidated Statements of Income and Comprehensive Income. Total exchange (loss) / gain, were RMB(5,802,680), RMB(7,994,077) and RMB3,334,352 for the years ended December 31, 2010, 2011 and 2012, respectively.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

        The financial statements of the Group's overseas subsidiaries are translated from their functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet dates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting foreign currency translation adjustments are recorded as Accumulated other comprehensive income / (loss) in shareholders' equity. Total foreign currency translation adjustment (loss) / income were RMB(503,180), RMB5,525,927 and RMB(20,112,491) for the years ended December 31, 2010, 2011 and 2012, respectively.

(5)   Convenience translation

        Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flow from RMB into US$ as of and for the year ended December 31, 2012 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.2301, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2012, or at any other rate.

(6)   Cash and cash equivalents, restricted cash and restricted time deposit

        Cash and cash equivalents represent cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

        Restricted cash is reported separately in the Consolidated Balance Sheets. Cash and time deposit that are restricted as to withdrawal or use for current operations is classified as restricted cash. Cash and time deposit that are restricted as to withdrawal or use for other than current operations is classified as non-current. The Group's restricted cash and non-current restricted time deposit mainly represents (a) cash and time deposit held in a designated bank account for the sole purpose of business operation including guarantees for office rental and royalty fee of a licensed game; and (b) cash and time deposit that are pledged for short-term loans.

(7)   Short-term investments

        The Group invested in certain financial instruments with a variable interest rate indexed to the performance of underlying assets. These financial instruments had maturity dates within one year and are classified as short-term investments. In addition, short-term investments also comprise of the time deposits placed with banks with original maturities longer than three months but less than one year. These investments were recorded at fair value with the unrealized gains or losses recorded as accumulated other comprehensive income in shareholders' equity. Realized gains are reflected as a component of interest income.

        The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment charge in the Consolidated Statements

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

of Income and Comprehensive Income. No impairment charges were recorded for the years ended December 31, 2010, 2011 and 2012.

(8)   Fair value of financial instruments

        Financial instruments of the Group primarily comprise cash and cash equivalents, restricted cash, short-term investments, accounts receivable, current and non-current prepayments and other assets, long-term time deposits, restricted time deposits, accounts payable, short-term bank loans, advances from customers, accrued expenses and other liabilities, current and non-current deferred revenues and other long-term liabilities. The carrying values of the short-term financial instruments approximate their fair value due to the short maturity of those instruments. The carrying value of the long-term time deposits, including interests accrued, approximates their fair value as the agreed interest rates are close to market rate at each period end.

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

(9)   Accounts receivable, net

        Accounts receivable are recorded net of allowance for bad debts. An allowance for doubtful accounts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be unrecoverable.

(10) Equity investments

        Equity investments are investments in privately held companies. The Group accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For equity investments which the Group does not have significant influence, the cost method accounting is applied.

        The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

and other company-specific information such as financing rounds. No impairment charges were recorded for the years ended December 31, 2010, 2011 and 2012.

(11) Film and television cost (discontinued operations)

        Film and television costs include capitalizable production costs, production overhead, development costs, and acquired production costs and are stated at the cost, less accumulated amortization. Marketing, distribution, and general and administrative costs are expensed as incurred.

        Costs of film and television productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their estimated fair values is written off. Film and television development costs for projects that have been abandoned or have not been set for production within three years are generally written off. Film and television production costs that were written off were RMB4,812,737, Nil and Nil for the years ended December 31, 2010, 2011 and 2012, respectively.

        Film and television production costs are capitalized and then expensed, together with any participation and residual costs, based on the ratio of the current period's revenues to estimated remaining total revenues ("Ultimate Revenues") from all sources on an individual production basis. Ultimate Revenues for film and television productions include revenues that will be earned within ten years from the date of the initial theatrical release. These estimates are reviewed on a periodic basis.

(12) Property, equipment and software, net

        Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful life
Office building	33 - 40 years
Office furniture	5 years
Computers & office equipment	4 years
Game servers	4 years
Motor vehicle	6 years
Office improvement	20 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the assets
Software	5 years

        Repairs and maintenance costs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sale proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statements of Income and Comprehensive Income.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

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

Intangible assets arising from assets acquisition and business combinations

        The Group performs valuation of the intangible assets arising from assets acquisition and business combinations to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated useful life
Game engine	5 years
Non-compete agreements	3 - 7.4 years
Completed game	1.6 - 4 years
Trade name and domain name acquired from business combinations	Indefinite life

In-progress research and development costs

        The accounting treatment for in-process research and developments ("IPR&D") varies based on how they were acquired. IPR&Ds acquired from an asset acquisition are expensed at the acquisition date if it has no alternate future use. For IPR&Ds acquired from a business combination, beginning from January 1, 2009, they were initially measured at fair value using market participant assumptions and were capitalized as indefinite-lived assets until the abandonment or completion of the associated research and development efforts. After initial recognition, those assets shall be considered indefinite-lived and tested for impairment until the associated research and development activities are either completed, at which point a determination of the assets' useful lives and methods of amortization should be made, or are abandoned. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities related to the acquired intangible research and development assets, are generally expensed as incurred.

Online game product development costs

        The Group capitalizes the research and development costs qualified for the capitalization as intangible assets and amortized over the estimated life of the corresponding online games, commencing from these games are available for marketing use. See Note 3(20) for more details regarding online game product development costs.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

(15) Impairment of long-lived assets and intangible assets

        Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Group had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment charge for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized equal in amount to that excess. The impairment charges of intangible assets recorded in cost of revenue for the years ended December 31, 2010, 2011 and 2012 were amounting to Nil, Nil and RMB11,201,856, respectively. The impairment charges of intangible assets recorded in general administration expenses for the years ended December 31, 2010, 2011 and 2012 were amounting to Nil, Nil and RMB1,649,923, respectively. The impairment charge of long-lived assets recorded in cost of revenue for the years ended December 31, 2010, 2011 and 2012 were amounting to Nil, Nil and RMB8,117,828, respectively. The impairment of above mentioned intangible assets and long-lived assets was primarily caused by unsatisfactory performance of the Group's certain smaller games in 2012.

(16) Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment on an annual basis every November 30, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on "Testing of Goodwill for Impairment," a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment charge equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The goodwill impairment charges for the years

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

ended December 31, 2010, 2011 and 2012 were Nil, Nil and RMB40,769,946, respectively. See Note 13 for more details regarding goodwill.

(17) Revenue recognition

Online game operation revenues

        The Group earns majority of its revenue through providing online game operation services to players pursuant to two types of revenue models: a time-based revenue model and an item-based revenue model. For online games using the time based revenue model, players are charged based on the time they spend playing games. Under the item-based revenue model, the basic game play functions are free of charge, and players are charged for purchases of in-game items. For games which use the time-based revenue model, revenue is recognized based upon the actual usage of the game playing time by the players. For games which use the item-based revenue model, revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the items. The average period that players typically play the games and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events launched and market conditions, are utilized to arrive at the best estimates for lives of these in-game items.

        The Group assesses the estimated lives of in-game items for all the item-based online games periodically. If there are indications of any significant changes to the estimated lives of the in-game items, it would be applied in the period of change prospectively.

        Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As the Group does not have the control over and generally does not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation or charge of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues. The Group provides sales incentives in the form of rebates to major distributors that meet or exceed the sales target. Accrued rebates, which are settled in the form of additional free prepaid cards, will result in higher average discount rate on in-game points, and will partially delay the revenue recognition until the consumption of free prepaid cards.

        Prepaid cards will expire on the expiration date printed thereon. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2010, 2011 and 2012, the Group recognized Nil, RMB10,647,183 and RMB4,428,309 as other income from expired game cards.

        In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player's personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that the Group would provide further online game service with respect to such online points is remote. The Group recognizes revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. The Group believes it has a

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

sufficiently long operating history to reliably estimate the inactive players' churn rate. The Group has adopted the policy of performing the reassessment of the estimated churn rate annually and considered its estimates to be reasonable. For the years ended December 31, 2010, 2011 and 2012, the Group recognized RMB61,931,492, RMB103,939,999 and RMB98,367,393 as revenue from the unused game points and items in the accounts inactive for more than 360 consecutive days, respectively.

Licensing revenues

        The Group enters into licensing arrangements with licensees to operate the Group's games in other countries and regions. These licensing agreements provide two revenue streams: the initial fees and the usage-based royalty fees.

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

        According to the license agreements, the Group is also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players' accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

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

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

unamortized initial license fees and unrecognized online game revenues from the in-game virtual items to be recognized beyond the next 12 months.

        The deferred revenues related to online game operation as of December 31, 2011 and 2012 were RMB463,828,951 and RMB410,983,447, respectively. The deferred revenues related to licensing as of December 31, 2011 and 2012 were RMB15,573,561 and RMB11,225,181, respectively.

(19) Cost of revenues

        Costs of revenues consist primarily of server and bandwidth leasing fees, staff costs involved in the operation of online games including network operation and customer services, revenue-sharing cost or royalties paid to third parties, value added tax ("VAT"), business tax and other direct costs of providing these services.

        The Group has adopted the gross presentation for VAT and business tax, VAT and business tax are included in revenues and cost of revenues.

        The total amount of net VAT and business tax recorded in cost of revenues for the years ended December 31, 2010, 2011 and 2012 were RMB99,702,834, RMB114,665,467 and RMB105,107,074, respectively.

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

        The evaluation of technological feasibility establishment requires significant judgment and is carried out on a product-by-product basis. Typically the establishment of technological feasibility is featured by the completion of both technical design and game design documentation, and only occurs when the online games have a proven ability to be operated in the online game environment in the market. Online game products development costs consist primarily of salaries and benefits paid, depreciation and other expenses in relation to the development, maintenance, monitoring and management of the Group's online gaming products.

        Prior to April 1, 2010, as the period between the technological feasibility establishment and the game release had been very short, the development costs incurred in that period were insignificant. Thus, the Group had expensed all online game development costs as incurred. Due to the extended game development cycle and the incurrence of material online game development cost post feasibility, from April 2010, the Group started to capitalize the qualified online game development costs as intangible assets.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

        For the years ended December 31, 2010, 2011 and 2012, the amount of online game development costs capitalized as intangible assets was approximately RMB29,502,827, RMB12,516,776 and RMB5,875,774, respectively.

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

        A change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share options, the Group would recognize incremental compensation cost in the period the modification occurs. For unvested share options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(22) Income taxes

        Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Income and Comprehensive Income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

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

(23) Statutory reserves

        The Group's subsidiaries and the VIEs incorporated in China are required to make appropriations to reserves, comprising the statutory general reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People's Republic of China (the "PRC GAAP"). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities' registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. For the years ended December 31, 2010, 2011 and 2012, profit appropriation to statutory general reserve for the Group's entities incorporated in China was approximately RMB57,700,883, RMB31,541,131 and RMB4,923,933, respectively. No appropriation to other reserves were made for any of the years presented.

(24) Advertising expenses

        The Group expenses advertising costs as incurred. Total advertising expenses were RMB178,102,579, RMB173,454,641 and RMB160,279,673 for the years ended December 31, 2010, 2011 and 2012, respectively, and were recorded in sales and marketing expenses.

(25) Leases

        Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property's estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no capital leases for any of the years presented.

(26) Net earnings per share

        Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

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

        Under PRC regulations, the Group's subsidiaries incorporated in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP and relevant regulations. In addition, the Group's subsidiaries are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 3(23)) prior to payment of any dividends, unless such reserve fund has reached 50% of their respective registered capital. The reserve fund is not distributable in the form of cash dividends to the Company.

(28) Segment reporting

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision making group, in deciding how to allocate resources and in assessing performance. The Group's CODM is the Chief Executive Officer.

        The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

(29) Comprehensive income

        Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group has recognized the foreign currency translation adjustments as other comprehensive income / (loss) in the Consolidated Statements of Income and Comprehensive Income. See Note 3(4) for more details concerning the foreign currency translation adjustments.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

(30) Discontinued operations

        A discontinued operation is a component of the Group that may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group that has been disposed or is held for sale. The results of that component are separately reported as "discontinued operations" in the Consolidated Statements of Income and Comprehensive Income. The comparative Consolidated Statements of Income and Comprehensive Income are restated as if the operation had been discontinued from the start of the comparative period. The assets and liabilities of such component classified as "discontinued operations" or "assets/liabilities held for sale" are presented separately in the assets and liabilities, respectively, of the Consolidated Balance Sheets upon such classification being made.

(31) Recent accounting pronouncement

        In July 2012, the FASB issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with U.S. GAAP. The revised guidance is effective for the Company for annual and interim impairment tests performed for the fiscal year beginning on January 1, 2013. This amendment will not have a material effect on the Group's financial position, results of operations or liquidity.

        In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for the Company for the reporting periods beginning on January 1, 2013. The revised guidance will not have a material effect on the Group's financial position, results of operations or liquidity.

4. Concentration and risks

        There are no customers whose revenues individually represent greater than 10% of the total revenues for the years ended December 31, 2010, 2011 and 2012.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

4. Concentration and risks (Continued)

        Online game operation revenues from the Group's top two games operated in China, namely Zhu Xian and Perfect World II, in aggregate contributed 47%, 42% and 42% of the Group's total revenues in 2010, 2011 and 2012, respectively. Except for Zhu Xian and Perfect World II, none of the rest of the Group's games operated in any single country individually contributed more than 10% of the Group's total revenues in 2010, 2011 or 2012.

        Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, time deposits and restricted time deposit. As of December 31, 2011 and 2012, majority of all of the Group's cash and cash equivalents, restricted cash, short-term investments, time deposits and restricted time deposit were held by major financial institutions located in the PRC, Hong Kong and U.S. which management believes are of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those PRC banks that hold the Company's cash, cash equivalents, short-term investments and long term time deposit are financially sound based on public available information.

        A majority of the Group's operating transactions are denominated in RMB and a significant portion of the Group's assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China ("PBOC"). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

5. Restricted cash and restricted time deposit

        To meet the requirements of specific business operations, including guarantees for office rental and royalty fee of a licensed game, the Group has RMB158,077 and RMB55,044,000 restricted cash, and Nil and RMB7,814,450 non-current restricted time deposit, respectively, as of December 31, 2011 and 2012. To maintain guarantee balances at the bank as a collateral for the short term loans of US dollars (see Note 14), as of December 31, 2011 and December 31, 2012, the Group has RMB535,342,354 and RMB836,418,180 restricted cash, and RMB125,717,425 and Nil non-current restricted time deposit, respectively, which were bank deposits with the original term of one to three years at certain banks.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

6. Fair value measurement

        As of December 31, 2011 and 2012, information about inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	312,772,838	—	312,772,838	—
Money market fund	896,416	896,416	—	—
Restricted cash	535,500,431	—	535,500,431	—
Short-term investments:
Available-for-sale securities	40,000,000	—	40,000,000	—
Time deposits	99,517,875	—	99,517,875	—
Long-term time deposits	293,892,575	—	293,892,575	—
Restricted time deposit	125,717,425	—	125,717,425	—

Total assets	1,408,297,560	896,416	1,407,401,144	—

		Fair value measurement at reporting date using
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Cash equivalents:
Time deposits	136,987,337	—	136,987,337	—
Money market fund	629,374	629,374	—	—
Restricted cash	891,462,180	—	891,462,180	—
Short-term investments:
Available-for-sale securities	967,792,000	—	967,792,000	—
Time deposits	541,092,886	—	541,092,886	—
Long-term time deposits	51,465,395	—	51,465,395	—
Restricted time deposit	7,814,450	—	7,814,450	—

Total assets	2,597,243,622	629,374	2,596,614,248	—

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

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

6. Fair value measurement (Continued)

        Money market fund. The Group values its money market fund using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

        Available-for-sale securities. The Group's available-for-sale securities consisted of structured deposits with certain financial institutions. Available-for-sale securities are valued using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

        Time deposits. The Group values its time deposits put in certain bank account using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

        Restricted cash and restricted time deposit. Restricted cash and restricted time deposits are valued based on the pervasive interest rate in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

        Short-term receivables and payables. Accounts receivable and prepayments and other assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, short-term bank loans, advance from customers, accrued expenses and other liabilities and deferred revenue are financial liabilities with carrying values that approximate fair value due to their short term nature. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. The Group estimated fair values of other short-term receivables and payables using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

        Prepayments and other assets in non-current assets and long-term payables. Prepayments and other assets in non-current assets are financial assets with carrying values that approximate fair value due to the change in fair value after considering the discount rate. Long-term deferred revenues and other long-term liabilities are financial liabilities with carrying values that approximate fair value due to the change in fair value after considering the discount rate. The Group estimated fair values of prepayments and other assets, long-term deferred revenues and other long-term liabilities using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

7. Accounts receivable, net

	December 31, 2011	December 31, 2012
	RMB	RMB
Accounts receivable, gross	142,543,972	110,286,428
Allowance for doubtful accounts:
Balance at beginning of year	(9,817,494)	—
Additional provision for bad debt	—	—
Write-offs	—	—
Disposal of film and television business	9,817,494	—

Balance at end of year	—	—

Accounts receivable, net	142,543,972	110,286,428

        Accounts receivable are mainly related to the sale of game cards to distributors, initial license fees and usage based royalty fees due from licensees.

8. Equity investments

        The following sets forth the changes in the Group's equity investments:

	Chengdu Seasky	Ye Net	Zhizhu Network	Unknown Worlds	Venture Capital Fund	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010	10,566,393	14,280,294	24,532,222	—	—	49,378,909
Investment	—	—	—	10,803,330	—	10,803,330
Share of (loss) / income in equity investment	(513,232)	889,549	(952,474)	(998,349)	—	(1,574,506)
Converted to controlling interest	—	(15,169,843)	—	—	—	(15,169,843)
Disposal of equity investment	(10,053,161)	—	—	—	—	(10,053,161)

Balance as of December 31, 2011	—	—	23,579,748	9,804,981	—	33,384,729
Investment	—	—	—	—	200,000,000	200,000,000
Share of (loss) / income in equity investment	—	—	(2,634,842)	6,638,070	(9,337,723)	(5,334,495)
Foreign currency translation adjustments	—	—	—	(43,034)	(175,143)	(218,177)

Balance as of December 31, 2012	—	—	20,944,906	16,400,017	190,487,134	227,832,057

Investment in Chengdu Seasky

        In April 2008, the Group made an investment of RMB20,735,000 in Chengdu Seasky Digital Entertainment Co., Ltd. ("Chengdu Seasky") to acquire 20% of its equity interest. Chengdu Seasky is principally engaged in the design and development of online games in China. In January 2010, the Group received another 20% equity interest of Chengdu Seasky from its other equity holders based on certain performances target preset in the original agreement at zero consideration. As of December 31, 2010, the equity interest owned by the Group in Chengdu Seasky was 40%. In January 2011, the Group transferred the 40% equity interest to an officer of Chengdu Seasky, for a total consideration of RMB9,934,500. Loss on disposal of Chengdu Seasky was not material.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

8. Equity investments (Continued)

Investment in Ye Net

        In April 2009, the Group made an investment of approximately RMB15.0 million in Ye Net to acquire 30% of its equity interest. In January 2011, the Group started to consolidate Ye Net as it acquired additional equity interest in Ye Net and obtained unilateral control of Ye Net. See Note 10(5) for more details.

Investment in Zhizhu Network

        In April 2010, the Group made an investment of RMB27.0 million in Beijing Zhizhu Network Technology Co., Ltd. ("Zhizhu Network"), a related party, to acquire 20% of its equity interest.

Investment in Unknown Worlds

        In August 2011, the Group made an investment of RMB10,803,330 in Unknown Worlds Entertainment, Inc. ("Unknown Worlds") to acquire 40% of its equity interest.

Investment in a venture capital fund

        In 2011, the Group entered into a limited partnership agreement to invest up to RMB643.5 million in a venture capital fund ("VC Fund") over a nine-year period as a limited partner. The VC Fund is managed by one general partner unrelated to the Group and is focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. The Group holds 99% equity interest in the VC Fund and can exercise significant influence over the VC Fund but does not obtain unilateral control over it, therefore the Group accounts for this investment using the equity method of accounting. As of December 31, 2012, the Group has contributed RMB200.0 million to the VC Fund.

9. Property, equipment and software, net

	December 31, 2011	December 31, 2012
	RMB	RMB
Office building	933,344,157	935,256,692
Office furniture	16,380,361	16,437,212
Computers & office equipment	109,621,774	127,977,849
Game servers	222,998,741	239,477,774
Motor vehicles	4,893,510	10,741,240
Office improvement	120,578,379	121,803,397
Leasehold improvement	49,466,562	68,731,096
Software	46,944,492	55,176,727

Total	1,504,227,976	1,575,601,987
Less: Accumulated depreciation	(244,377,478)	(369,116,568)

Net book value	1,259,850,498	1,206,485,419

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

9. Property, equipment and software, net (Continued)

        The depreciation expenses for property, equipment and software were RMB70,948,008, RMB122,235,919 and RMB123,749,329 for the years ended December 31, 2010, 2011 and 2012, respectively.

10. Business combination

  (1)
  PW Pictures

        In August 2008, the Group made an investment of RMB3,000,000 for 10% interest in Perfect World (Beijing) Pictures Co., Ltd., or PW Pictures, formerly known as Beijing Perfect World Cultural Communication Co., Ltd., or PW Cultural, a newly established Chinese media and entertainment company and principally engages in film and television business. The Group accounted for the RMB3,000,000 using the cost method of accounting. In April 2009, the Group further entered a capital increase and share transfer agreement with the other equity holder of PW Pictures, to acquire additional equity interest from the other equity holder for a consideration of RMB17,800,000. In addition, the Group also injected RMB52,200,000 capital into PW Pictures in conjunction with the agreement. The Group holds 89% equity in PW Pictures after this transaction. As the Group obtained unilateral control of PW Pictures on the acquisition date, it started to consolidate PW Pictures' financial statements thereafter. According to the agreement, the Group is required to transfer up to 19% of its equity interest in PW Pictures to the non-controlling interest holder should the profit of the existing film projects acquired achieve certain predetermined profit target. In December 2009, the Group transferred 9% equity in PW Pictures to the non-controlling interest holder of PW Pictures for free based on the performance achieved of the acquired film projects. As of December 31, 2009, the Group held 80% equity interest in PW Pictures. The Group recognized the non-controlling interest based on their equity interest and the fair value of contingent interest transfer on the acquisition date and the subsequent settlement was accounted for within equity. No additional equity interest adjustment needs to be made under the agreement.

        The excess of (i) the total of the value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of previously held equity interest in PW Pictures over (ii) the fair value of the identifiable net assets of PW Pictures was recorded as goodwill relating to film, television and others segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management's experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

RMB (in thousands)
Current assets	89,033
Non current assets	1,880
Current liabilities	(9,098)

Fair value of net assets of PW Pictures (a)	81,815

Cumulative consideration (b)	73,000
Non-controlling interest at fair value (c)	14,465

Goodwill (b+c-a)	5,650

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10. Business combination (Continued)

        Goodwill primarily represents the expected synergies from combining operations of the Group and PW Pictures, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of non-controlling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

        In July 2010, the Group further entered into a share transfer agreement with the other equity holder of PW Pictures, to acquire the remaining 20% equity interest held by the other equity holder for a consideration of approximately RMB16,900,000. The Group holds 100% equity in PW Pictures after this transaction. As the Group had controlling financial interest before and after the acquisition, such change in ownership interest was accounted for as an equity transaction and no gain or loss shall be recognized. Hence, the difference between the purchase consideration and the carrying amount was recorded in additional paid-in capital of the Group.

        In August 2011, the Group sold its film and television business to a related party, for detail of this transaction, please see Note 11.

  (2)
  C&C Media

        In April 2010, the Group invested approximately RMB143,490,000 to acquire 100% equity interest of C&C Media Co., Ltd. ("C&C Media") and its subsidiary CCO Co., Ltd. ("CCO"). Upon consummation of the transaction, C&C media became the Group's wholly owned subsidiary. The main purpose of the acquisition is to capture the online game growth opportunities in Japan. The purchase price was determined based on arms' length negotiations between the Group and the equity holders of C&C Media.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10. Business combination (Continued)

        The acquisition had been accounted for as a business combination and the results of operations of C&C Media from the acquisition date have been included in the Group's consolidated financial statements. The allocation of the purchase price is as follows:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	(11,186)
Identifiable intangible assets:
Trade name	11,875	Indefinite
Game licenses	12,240	2.16
Others	2,918	1.74

Identifiable net assets acquired (a)	15,847

Cash consideration (b)	143,490
Goodwill (b-a)	127,643
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	6,181

Goodwill	133,824

        The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill relating to the international operation segment. The goodwill is not expected to be deductible for tax purposes. No measurement period adjustment has been recorded.

        Based on the assessment on the acquired companies' financial performance made by the Group, none of the acquired company on its own or in total is considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

  (3)
  Runic Games

        In May 2010, the Group invested approximately RMB57,349,000 to acquire 74.47% equity interest in Runic Games Inc. ("Runic Games"). As the Group obtained unilateral control of Runic Games on the acquisition date, it started to consolidate Runic Games' financial statements thereafter. The main purpose of the acquisition is to further enhance the Group's strong R&D capabilities, and leverage Runic Games' creative and professional development team to create global titles through enhanced control and a closer collaboration. The purchase price was determined based on arms' length negotiations between the Group and Runic Games.

        The excess of (i) the total of the value of consideration transferred and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of Runic Games was recorded as goodwill related to the international operation segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management's experience

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10. Business combination (Continued)

with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	49,696
Identifiable intangible assets:
IPR&D	17,205	Note 3	(14)
Others	6,144	1.6

Identifiable net assets acquired (a)	73,045

Cash consideration (b)	57,349
Non-controlling interest at fair value (c)	19,596

Goodwill (b+c-a)	3,900
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	7,939

Goodwill	11,839

        Goodwill primarily represents the expected synergies from combining operations of the Group and Runic Game, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of non-controlling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

  (4)
  Xinbaoyuan and Baohong

        In July 2010, the Group invested approximately RMB192,300,000 in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. ("Xinbaoyuan") and Shanghai Baohong Entertainment and Media Co., Ltd. ("Baohong") and took 55% equity interest in both entities. Total consideration of RMB192,300,000 comprised (i) RMB110,000,000 in cash and (ii) up to RMB82,300,000 contingent consideration would be paid in 2011. Based on the investment agreement, the original shareholders shall be responsible for collection of certain receivables, and the contingent consideration would be paid by four installments according to the percentage of receivable collected. Contingent consideration would be adjusted if the receivables cannot be fully collected and is assessed at fair value as of the acquisition date based on the probability and timing of collection. As the Group obtained unilateral control of Xinbaoyuan and Baohong on the acquisition date, it started to consolidate Xinbaoyuan and Baohong's financial statements thereafter. The main purpose of the acquisition is to further diversify

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10. Business combination (Continued)

the Group's film and television business. The purchase price was determined based on arms' length negotiations between the Group and the equity holders of the acquired entities.

        The excess of (i) the total of the value of consideration transferred, fair value of contingent consideration and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of Xinbaoyuan and Baohong was recorded as goodwill related to film, television and others segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management's experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
TV series right	51,609
Other identifiable tangible assets and liabilities	10,785
Identifiable intangible assets	10,060	5.25

Identifiable net assets acquired (a)	72,454

Cash consideration (b)	110,000
Contingent consideration (c)	79,810
Non-controlling interest (d)	104,350

Goodwill (b+c+d-a)	221,706

        Goodwill primarily represents the expected synergies from combining operations of the Group, Xinbaoyuan and Baohong, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of non-controlling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

        Based on the assessment on the acquired companies' financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

        As of July 31, 2011, the Group has paid contingent consideration of RMB54,750,000 to the original shareholders of Xinbaoyuan and Baohong. In August 2011, the Group sold its film and television business to a related party, for detail of this transaction, please see Note 11.

  (5)
  Ye Net

        In April 2009, the Group made an investment of approximately RMB15,000,000 in Ye Net to acquire 30% of its equity interest. Ye Net is principally engaged in web game development and operation. The equity interest of the Group in Ye Net was increased to 37.5% in 2010 triggered by certain key performance indicator set in the original agreement with no additional consideration paid. In January 2011, the Group acquired additional 42.5% equity interest of Ye Net triggered by certain

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10. Business combination (Continued)

key performance indicator set in the original agreement, for a total consideration of RMB3,000,000. The gain recognized on revaluation of the previously held equity method investment in Ye Net was not material.

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

        In a business combination achieved in stages, the Group re-measured its previously held equity interest in Ye Net at its acquisition-date fair value using the discounted cash flow method. The excess of (i) the total of the value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of previously held equity interest in Ye Net over (ii) the fair value of the identifiable net assets of Ye Net was recorded as goodwill relating to the PRC operation segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management's experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Intangible assets
Completed game	2,860	2.75
IPR&D	2,120	Note 3(14)
Trade name and domain name	1,380	Indefinite
Other identifiable tangible assets and liabilities	19,672

Identifiable net assets acquired (a)	26,032

Cash consideration (b)	3,000
Previous held equity interest on acquisition date (c)	15,170
Non-controlling interest (d)	8,090

Goodwill (b+c+d-a)	228
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	1,591

Goodwill	1,819

        Goodwill primarily represents the expected synergies from combining operations of the Group and Ye Net, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The fair value of non-controlling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10. Business combination (Continued)

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

        In July 2012, the Group further entered into a share transfer agreement with the other equity holders of Ye Net, to acquire the remaining 20% equity interest held by the other equity holders for a consideration of approximately RMB4,444,444. The Group holds 100% equity in Ye Net after this transaction. As the Group maintained controlling financial interest before and after the acquisition, such change in ownership interest was accounted for as an equity transaction and no gain or loss shall be recognized. Hence, the difference between the purchase consideration and the carrying amount of the non-controlling interest, amounting to RMB912,252, was recorded in additional paid-in capital of the Group.

  (6)
  Cryptic Studios

        In August 2011, the Group invested approximately RMB323,079,967 to acquire 100% equity interest of Cryptic Studios. Upon consummation of the transaction, Cryptic Studios became the Group's wholly owned subsidiary. The main purpose of the acquisition is to further penetrate into the U.S. and European markets and further strengthen the Group's well established R&D and operational capabilities globally. The purchase price was determined based on arms' length negotiations between the Group and the equity holders of Cryptic Studios.

        The acquisition had been accounted for as a business combination and the results of operations of Cryptic Studios from the acquisition date have been included in the Group's consolidated financial statements. The allocation of the purchase price is as follows:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	(1,328)
Identifiable intangible assets:
Game engine	21,717	5
Trade name and domain name	30,803	Indefinite
Complete games	55,485	4
IPR&D	47,172	Note 3 (14)

Identifiable net assets acquired (a)	153,849
Cash consideration (b)	323,080

Goodwill (b)-(a)	169,231
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	28,806

Goodwill	198,037

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10. Business combination (Continued)

        The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill relating to the international operation segment. The goodwill is not expected to be deductible for tax purposes. No significant measurement period adjustment has been recorded.

        Based on the assessment on the acquired companies' financial performance made by the Group, none of the acquired company on its own or in total is considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

11. Discontinued operations

        In August 2011, the Company entered into a definitive agreement to sell PW Pictures, the entity that operates the Company's film and television business, to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, the Company's Chairman of the Board of Directors, for a total consideration of RMB360,000,000. The transaction was authorized and approved by the Board of Directors and a special committee consisting of all independent directors of the board. The Committee considered a variety of factors, including a valuation report and a fairness opinion letter provided by an international third-party appraisal firm. The transaction is expected to sharpen the Company's focus on its core online game development and operation business and maximize shareholder value over time.

        As of September 30, 2011, the Company had completed this transaction with all consideration received in cash and recorded the related gain of RMB48,813,417 in the "additional paid-in capital" account in the Consolidated Balance Sheets according to accounting guidance applicable to common control transactions. The film and television business was previously presented in the Film, television and other segment.

        As there was no continuing cash flow from the disposed film and television business expected to be generated by the ongoing entity and the Group did not have any significant continuing involvement in the operations of the disposed film and television business after September 30, 2011, the revenues and expenses related to the operations of film and television business were segregated from continuing operations and reported as discontinued operations for all periods. Revenues and pretax (loss) / income from the discontinued operations were RMB86,793,020 and RMB(32,073) for the year ended December 31, 2010, and RMB13,009,388 and RMB1,720,926 for the year ended December 31, 2011.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

11. Discontinued operations (Continued)

        Following are the carrying amounts of the major classes of assets and liabilities included as part of a disposal group as of disposal day:

July 31, 2011
RMB
Cash and cash equivalents	66,898,895
Prepayment and other assets	117,627,699
Film and television cost	53,078,416
Other current assets	22,754,008
Goodwill	227,355,604
Other non-current assets	12,427,865

Total assets	500,142,487

Received in advance	53,696,800
Accrued expenses and other liabilities	44,643,844
Other current liabilities	6,965,694

Total liabilities	105,306,338

12. Intangible assets, net

	As of December 31, 2011			As of December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Copyrights	71,586,613	(24,213,208)	47,373,405	89,661,251	(41,138,545)	—	48,522,706
Game engine	35,649,330	(10,703,646)	24,945,684	36,817,757	(17,854,089)	—	18,963,668
Non-compete agreements	27,919,584	(18,983,614)	8,935,970	27,899,685	(25,270,010)	—	2,629,675
Trade mark	58,981,805	(15,341,378)	43,640,427	58,937,020	(15,341,378)	(1,649,923)	41,945,719
Customer relationship	7,213,530	(7,213,530)	—	7,213,530	(7,213,530)	—	—
Completed game	65,239,189	(14,209,978)	51,029,211	79,392,785	(31,166,571)	(2,122,400)	46,103,814
IPR&D	62,600,828	—	62,600,828	48,194,596	—	—	48,194,596
Online game development costs	42,019,604	(7,810,565)	34,209,039	47,895,378	(16,558,170)	(9,079,456)	22,257,752
Others	1,673,000	(1,214,075)	458,925	1,673,000	(1,277,375)	—	395,625

Total	372,883,483	(99,689,994)	273,193,489	397,685,002	(155,819,668)	(12,851,779)	229,013,555

        Amortization expenses for the intangible assets were RMB25,047,694, RMB47,793,828 and RMB59,366,824 for the years ended December 31, 2010, 2011 and 2012, respectively.

        The estimated amortization expenses for the above intangible assets for future annual periods:

	For the years ended December 31,
	2013	2014	2015	2016	2017 and thereafter
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	55,407,160	50,310,279	37,898,519	22,465,535	21,243,991

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

13. Goodwill

        The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Group's acquisition. The changes in the carrying value of goodwill and accumulated impairment charges by segment are as follows:

	Online Game Related Operation
			Film, Television and Others
	PRC	International		Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2010
Goodwill	110,606,000	145,663,228	227,355,604	483,624,832
Accumulated impairment charges	—	—	—	—

	110,606,000	145,663,228	227,355,604	483,624,832

Transaction in 2011
Increase in goodwill related to acquisition	1,818,861	198,036,541	—	199,855,402
Disposal	—	—	(227,355,604)	(227,355,604)
Foreign currency translation adjustment	—	10,203,883	—	10,203,883
Balance as of December 31, 2011
Goodwill	112,424,861	353,903,652	—	466,328,513
Accumulated impairment charges	—	—	—	—

	112,424,861	353,903,652	—	466,328,513

Transaction in 2012
Impairment charges	(1,818,861)	(38,951,085)	—	(40,769,946)
Foreign currency translation adjustment	—	(16,729,150)	—	(16,729,150)
Balance as of December 31, 2012
Goodwill	112,424,861	337,174,502	—	449,599,363
Accumulated impairment charges	(1,818,861)	(38,951,085)	—	(40,769,946)

	110,606,000	298,223,417	—	408,829,417

        The Group performed annual impairment assessment of its goodwill on November 30, 2012.

        Under PRC segment, the Group identified one reporting unit as PRC online game business for 2012 goodwill impairment testing. Lighter game reporting unit, previously identified as a separate reporting unit in 2011 annual impairment assessment, was aggregated into PRC online game reporting unit in 2012 assessment as a result of the Group's business integration in China. Goodwill previously associated with lighter game reporting unit, amounting to RMB1,818,861, was fully impaired in 2012 because of the underperformance of such reporting unit. Under international segment, the Group identified the following three reporting units for goodwill impairment testing: Runic Games, C&C Media and US online game business.

        During the Group's annual impairment assessment, in view of C&C Media's less-than-satisfactory performance during 2012 and near-term business outlook, the Group performed an assessment of C&C Media's goodwill and recognized an impairment charge of RMB38,951,085. The impairment assessment on C&C Media goodwill weighted the results from the income approach and considered a combination of factors, included but not limited to, market conditions, expected future cash flows, growth rates, and discount rates, which requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of the business.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

13. Goodwill (Continued)

        For the remaining reporting units, namely PRC online game business, Runic Games and US online game business, as a result of impairment test conducted on November 30, 2012, the Group concluded that the fair value of the reporting units, estimated using income approach, substantially exceeded their carrying values, and determined that no adjustment to the carrying value of goodwill for these reporting units was necessary. As of December 31, 2012, the Group determined that no events or circumstances from November 30, 2012 through December 31, 2012 indicated that a further assessment was necessary.

14. Short-term bank loans

        In August 2011, the Group entered into a loan agreement with a bank whereby on August 19, 2011 the Group effectively pledged certain time deposits with a total amount of RMB177,688,627 to secure a bank loan, totaling US$24,000,000 and bearing interest at 2.65% per annum over 3-month London Inter-Bank Offered Rate ("LIBOR") with the maturity date of August 19, 2012. Pursuant to the supplementary agreement to the loan agreement dated on August 19, 2012, the maturity date has been extended to August 19, 2013, with interest at 2.35% per annum over 3-month LIBOR.

        In August 2011, the Group entered into a loan agreement with a bank whereby on August 5, 2011 the Group effectively pledged certain time deposits with a total amount of RMB355,000,000 to secure a bank loan, totaling US$50,000,000 and bearing interest at 2.32% per annum over 3-month LIBOR. The bank loan was fully repaid in July 2012.

        In August 2011, the Group entered into a standby letter of credit with a bank whereby on August 17, 2011, the Group effectively pledged certain time deposits with a total amount of RMB120,000,000 to secure a bank loan, totaling US$15,000,000 and bearing interest at 3.5% per annum over 3-month LIBOR. The bank loan was fully repaid in August 2012.

        In March 2012, the Group entered into a loan agreement with a bank whereby on March 30, 2012, the Group effectively pledged certain time deposits with a total amount of RMB658,715,750 to secure a bank loan, totaling US$95,000,000 and bearing interest at 2.19% per annum. The bank loan was fully repaid on April 3, 2013.

15. Accrued expenses and other liabilities

	December 31, 2011	December 31, 2012
	RMB	RMB
Professional fee accruals	17,212,271	12,348,315
Accrued expenses	37,748,816	31,633,546
Sales rebates	3,334,081	2,836,052
Payables to employees relating to exercise of options	2,422,823	1,113,452
Other taxes and surcharges	1,285,066	3,867,203
Others	6,660,067	6,218,173

Total	68,663,124	58,016,741

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

16. Others, net

        The following table summarizes the Group's other income or expenses:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Government financial incentives	25,083,207	41,019,039	39,993,581
Exchange (loss) / gain	(5,802,680)	(7,994,077)	3,334,352
Expired game prepaid cards	—	10,647,183	4,428,309
Online reading income	216,994	8,759,252	21,200,829
PRC IIT refund	—	3,542,642	6,373,716
Rental income	—	2,419,411	5,230,480
Others	(4,316,011)	(4,222,412)	3,651,309

Total	15,181,510	54,171,038	84,212,576

        Government financial incentives are financial benefit granted to certain enterprises by the municipal government to encourage business development in local area. These government financial incentives are calculated with reference to either the group companies' taxable income or revenue, as the case may be. In order to be eligible for certain government financial incentives, the Group must meet a number of criteria, both financial and non-financial. In addition, the Group's qualification is further subject to the discretion of the municipal government to immediately eliminate or reduce these financial incentives. As there is no further obligation for the Group to perform to encourage companies' business development, government financial incentives are recognized as other income when received.

17. Ordinary shares

Shares Repurchase Program

        In March 2011, the Group's Board authorized an ADS repurchase program to repurchase up to US$100 million of the Company's ADSs from March 2011 to March 2012. The following is a summary of the Company's repurchase activity in the open market during 2011:

For the year ended December 31, 2011
US$ (except for share data)
Total number of shares repurchased	21,832,745
Cost	69,301,654
Average price paid per ordinary share	3.17

        All the repurchased shares were cancelled by the year ended December 31, 2011. There were no share repurchases during 2012.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Share-based compensation

Share Incentive Plan

        On September 6, 2006, the Board of Directors of the Company approved the Pre-IPO Share Incentive Plan, which was subsequently supplemented and revised by obtaining the approval from the Board of Directors of the Company on June 19, 2007. According to the revised Share Incentive Plan, 32,145,000 Class B ordinary shares were reserved to be issued to any qualified employees, as determined by the Board. On July 4, 2008, the Company's shareholders approved the amendment to the Share Incentive Plan by changing the option expiry date to the earlier of (i) termination of service with the Company, or (ii) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement. The amendment applies to share options granted after July 4, 2008.

        On February 28, 2009, the Company's shareholders approved an amendment to the share incentive plan that effectively increased the number of Class B ordinary shares authorized for issuance under the share incentive plan by 10,000,000. On November 14, 2009, the Company's shareholders approved a further amendment to the share incentive plan that increased the number of Class B ordinary shares authorized for issuance under the share incentive plan to 44,645,000. In addition, the option expiry date was changed to the earlier of (i) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement, (ii) three months after the termination of service with us other than for disability or death, or (iii) one year after the termination of service with the Company due to disability or death. The amendment applies to share options granted after November 14, 2009.

        On August 14, 2010, the Company's shareholders approved a 2010 Share Incentive Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance.

Share Options

(1)   Service-based share options

        The Company granted 6,569,700, 6,075,650 and 4,615,000 serviced-based share options to its officers (including directors) and employees for the years ended December 31, 2010, 2011 and 2012, respectively. These awards generally vest over a four year term, the vesting schedule of each share option award is determined by the Board of Directors.

        Share-based compensation expenses related to service-based share options of RMB66,217,308, RMB80,939,792 and RMB60,985,488 were recognized in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2010, 2011 and 2012, respectively, net of capitalized service-based compensation expenses. The unamortized compensation costs related to unvested awards not yet recognized were RMB99,615,334 as of December 31, 2012, adjusted for estimated forfeitures, and the weighted average period over which it would be recognized was 2.08 years. Tax benefit realized from tax deductions associated with the Group's US employees' service-based option exercises for the years ended December 31, 2010, 2011 and 2012 were RMB1,184,528, RMB102,940, and RMB441,619, respectively. Service-based compensation expenses capitalized as part of online game product development costs for the years ended December 31, 2010, 2011 and 2012 were RMB1,413,056, RMB561,729 and Nil, respectively.

        In March 2009, the Company's Board of Directors approved an option modification to adjust the exercise prices for certain outstanding service-based share options that were granted by the Company in

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Share-based compensation (Continued)

2007 and 2008 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company's ADSs traded on the Nasdaq as of March 2, 2009, which was the last trading day prior to the board approval. 16 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company would recognize a modification charge for the incremental compensation cost of RMB3,863,060 over the remaining vesting periods of two years to four years for the modified share options.

        In August 2010, the Company's Board of Directors approved an option modification to adjust the exercise prices for certain outstanding service-based share options that were granted by the Company in 2009 and 2010 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company's ADSs traded on the Nasdaq as of August 19, 2010, which was the last trading day prior to the board approval. 1,989 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company would recognize a modification charge for the incremental compensation cost of RMB13,552,762 over the remaining vesting periods of three years to four years for the modified share options.

        In July 2012, the Company's Board of Directors approved an option modification to extend the expiration date for certain outstanding service-based share options that were granted by the Company from 2006 to 2008, and fully vested as of the modification day. 11 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company recognized a modification charge for the incremental compensation cost of RMB519,346.

        The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2012, and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2012	21,551,580	2.63	2.29	16,124,205
Granted	4,615,000
Exercised	(8,696,370)
Forfeited or cancelled	(1,599,210)

Outstanding as of December 31, 2012	15,871,000	3.48	3.12	2,295,193

Vested and expected to vest as of December 31, 2012	14,837,823	3.50	3.11	2,247,413
Exercisable as of December 31, 2012	3,380,355	3.19	1.97	1,697,942

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Share-based compensation (Continued)

        No option expired during years ended December 31, 2010, 2011 and 2012.

        The weighted-average grant date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 were RMB25.67 (US$3.79) per option, RMB12.13 (US$1.88) per option and RMB4.80 (US$0.76) per option, respectively.

        The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 were RMB58,397,921, RMB21,207,817 and RMB133,116,835, respectively. The intrinsic value is calculated as the difference between the Company's closing stock price on the date of exercise and the exercise price of the shares. The Company expects to issue new ordinary shares to satisfy share option exercises.

        The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the years ended December 31,
	2010	2011	2012
Risk-free interest rates (%)(1)	0.96%-1.93%	0.41%-1.62%	0.47%
Expected life (in years)(2)	3.51-4.26	3.20-4.25	3.64
Expected dividend yield(3)	—	—	3.64%
Expected volatility (%)(4)	56.01%-57.59%	54.62%-63.18%	62.61%

(1)
The risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

(2)
The expected life of share options granted with service condition is based on the Company's estimation considering historical exercise patterns, which the Company believes are representative of future behavior.

(3)
The dividend yield rate is based on historical dividend yield adjusted for management's expectations on future dividend yields.

(4)
Before the third quarter of 2011, the Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date. Starting from the third quarter of 2011, the Company estimates the volatility of its common stock at the date of grant based on the historical volatility of the Company's ordinary shares over the respective expected term preceding the grant date.

(2)   Performance-based share options

        The Company granted 838,530, 162,000 and Nil performance-based share options to its officers and employees for the years ended December 31, 2010, 2011 and 2012. These awards are generally vested over a four year term. The performance goals and vesting schedule of these awards are determined by the Board of Directors. For those awards, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date.

        Share-based compensation expenses related to performance-based share options of RMB30,101,115, RMB23,796,735 and RMB10,159,104 were recognized in the Consolidated Statements

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Share-based compensation (Continued)

of Income and Comprehensive Income for the years ended December 31, 2010, 2011 and 2012, respectively, net of capitalized performance-based compensation expenses. The unamortized compensation costs related to the unvested awards not yet recognized were RMB5,437,356 as of December 31, 2012, adjusted for estimated forfeitures and expected to vest performance-based options, and weighted average period over which it would be recognized was 1.13 years. Tax benefit realized from tax deductions associated with the Group's US employees' performance-based option exercises for the years ended December 31, 2010, 2011 and 2012 were RMB1,477,538, RMB113,663 and RMB381,609, respectively. Performance-based compensation expenses capitalized as part of online game product development costs for the years ended December 31, 2010, 2011 and 2012 were RMB524,675, Nil and Nil, respectively.

        In March 2009, the Company's Board of Directors approved an option modification to adjust the exercise price and vesting schedules for certain outstanding performance-based share options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company's ADSs traded on the Nasdaq as of March 2, 2009, which was the last trading day prior to the board approval. 141 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company would recognize a modification charge for the incremental compensation cost of RMB8,996,087 over the remaining vesting periods of three years to four years for the modified options.

        In August 2010, the Company's Board of Directors approved an option modification to adjust the exercise prices for certain outstanding performance-based share options that were granted by the Company in 2009 and 2010 to the then fair market value of ordinary shares underlying such options. The then fair market value was based on the closing price of the Company's ADSs traded on the Nasdaq as of August 19, 2010, which was the last trading day prior to the board approval. 24 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company would recognize a modification charge for the incremental compensation cost of RMB1,761,299 over the remaining vesting periods of three years to four years for the modified share options.

        In July 2012, the Company's Board of Directors approved an option modification to extend the expiration date for certain outstanding performance-based share options that were granted by the Company in 2008, and fully vested as of the modification day. 20 employees were affected by this modification. All eligible share option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. On the modification day, the Company recognized a modification charge for the incremental compensation cost of RMB304,024.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Share-based compensation (Continued)

        The summary of performance-based share options activities under the Share Incentive Plan as of December 31, 2012 and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2012	9,083,215	2.00	1.91	4,026,742
Granted	—
Exercised	(2,442,270)
Forfeited or cancelled	(759,650)

Outstanding as of December 31, 2012	5,881,295	2.33	1.33	2,002,889

Vested and expected to vest as of December 31, 2012	5,822,033	2.32	1.32	1,981,518
Exercisable as of December 31, 2012	4,716,455	2.19	1.24	1,735,758

        No option expired during the years ended December 31, 2010, 2011 and 2012.

        The weighted-average grant date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 were RMB20.23 (US$2.99) per option, RMB11.82 (US$1.83) per option and Nil, respectively. The Company expects to issue new ordinary shares to satisfy share option exercises.

        The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 were RMB16,194,011, RMB5,598,671 and RMB26,389,075. The intrinsic value is calculated as the difference between the Company's closing stock price on the date of exercise and the exercise price of the shares.

        The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2010	2011	2012
Risk-free interest rates (%)(1)	0.96%-1.93%	0.56%-1.62%	—
Expected life (in years)(2)	3.64-4.26	3.65-4.25	—
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	56.01%-57.18%	54.62%-63.18%	—

(1)
The risk-free interest rate is based on the US treasury yield for a term consistent with the expected life of the awards.

(2)
The expected life of share options granted with performance condition is based on the Company's estimation considering historical exercise patterns, which the Company believes are representative of future behavior.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Share-based compensation (Continued)

(3)
The dividend yield rate is based on historical dividend yield adjusted for management's expectations on future dividend yields.

(4)
Before the third quarter of 2011, the Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date. Starting from the third quarter of 2011, the Company estimates the volatility of its common stock at the date of grant based on the historical volatility of the Company's ordinary shares over the respective expected term preceding the grant date.

  Restricted Shares

        In addition to share options, share-based compensation expenses arose from 6,928,570 restricted shares awarded by principal shareholders in September 2006 to the Chief Technology Officer which were vested over four years term. For purposes of recording compensation expense, this grant was treated as if it was awarded by the Company. The ordinary shares were awarded to the Chief Technology Officer for his contributions of certain management, technology and technological expertise since the inception of the Company. These ordinary shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award. These ordinary shares were not included in the Company's revised share incentive plan.

        There were no service-based or performance-based restricted shares granted in 2010, 2011 and 2012.

        Accordingly, share-based compensation expenses related to services-based restricted shares of RMB466,980, Nil and Nil were recognized in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2010, 2011 and 2012, respectively. There was no share-based compensation expense related to performance-based restricted shares recognized in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2010, 2011 and 2012.

        As of December 31, 2012, all restricted shares were fully vested.

        The total fair value of shares vested for the years ended December 31, 2010, 2011 and 2012 were RMB51,465,591, Nil and Nil, respectively.

19. Taxation

  a.     Transition from PRC Business Tax to PRC Value Added Tax

        A Pilot Program for transition from Business Tax to VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. Starting from September 1, 2012, the pilot program was expanded from Shanghai to eight other cities and provinces in China, including Beijing and Hefei.

  b.     VAT

        Prior to the pilot program, the Group's subsidiaries and VIEs incorporated in China were subject to Business Tax.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

        After the launch of the pilot program, the Group's subsidiaries and VIEs incorporated in China are subject to VAT at an effective rate of 6% for revenues from oversea licensing, software development and relevant technology consulting services. In addition, according to the applicable tax rules and regulations, being a technology development business and technology export enterprise, an entity may enjoy VAT exemption for revenues generated from software development and relevant technology consulting services, and oversea licensing, respectively.

        The Group's sales proceeds to be collected from its online game operation in Japan are subject to consumption tax at a rate of 5%.

  c.     Business tax

        Not affected by the pilot program, for the revenues generated from online game operations, the Group's VIEs incorporated in China are still subject to a 5% Business Tax and related surcharges on revenues from online game operations. Business tax and the related surcharges are recognized when the revenue is earned.

  d.     Income taxes

Cayman Islands and British Virgin Islands

        Under the current laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries in Cayman Islands and British Virgin Islands are not subject to tax on their income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States

        PW USA, Runic Games and Cryptic Studios are generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, are also subject to tax at the state level. State tax rates vary by jurisdiction.

Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by PW Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Malaysia

        PW Malaysia engages in offshore licensing activity. It is subject to a fix amount corporate income tax of MRT20,000 a year. Perfect Play engages in onshore business activities, and is subject to a 25% corporate income tax rate.

Taiwan

        The Group's subsidiary established in Taiwan is subject to 17% corporate income tax rate (taxable income up to TWD120,000 is exempt).

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

Netherlands

        The fiscal unity PW Universal in Netherlands engages in intra-group licensing and local sales and marketing. The standard corporate income tax rate is 25%. A lower rate of 20% applies to the first EUR200,000 of taxable income.

Japan

        The total corporate income tax burden (i.e. effective tax rate) is 40.7% for C&C Media and CCO in Japan.

PRC

        On March 16, 2007, the National People's Congress of PRC enacted a new corporate income tax law, under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to corporate income tax at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "software enterprises" and/or "high and new technology enterprises," whether FIEs or domestic companies. The new corporate income tax law became effective on January 1, 2008.

        Under the new corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008 to December 31, 2012, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

        PW Network has been qualified as "high and new technology enterprise" under the new corporate income tax law from 2008 to 2013 and maintained its "software enterprise" status from 2008 to 2012. PW Network elected to enjoy the preferential tax treatment as the "software enterprise." Therefore, PW Network was entitled to the tax exemption in 2008 and a 50% income tax reduction to a rate of 12.5% from 2009 to 2011. PW Network enjoyed a preferential tax rate of 15% in 2012, and will continue to enjoy the same tax rate in 2013 as a "high and new technology enterprise."

        PW Software has been qualified as "high and new technology enterprise" from 2008 to 2013. Therefore, PW Software was entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% from 2010 to 2012. PW Software will enjoy a preferential tax rate of 15% in 2013 as a "high and new technology enterprise."

        Shanghai PW Network has been qualified as "software enterprise" status from 2009 to 2012. Shanghai PW Network achieved cumulative taxable income for the year ended December 31, 2009. Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and was subject to a 50% income tax reduction to a rate of 12.5% in 2011 and 2012. Shanghai PW Network will continue to enjoy the same tax reduction in 2013, provided that it continues to be qualified as a "software enterprise" during such period.

        PW Digital Software and PW Digital have been qualified as "software enterprise" status from 2010 to 2012. PW Digital Software and PW Digital achieved cumulative taxable income for the year ended

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

December 31, 2010. Therefore, PW Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and were subject to a 50% income tax reduction to a rate of 12.5% in 2012. PW Digital Software and PW Digital will continue to enjoy the same tax reduction from 2013 to 2014, provided that they continue to be qualified as a "software enterprise" during such period.

        Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software and PW Digital, the Group's other major China-based subsidiaries and VIEs are subject to a 25% corporate income tax rate.

Withholding tax on undistributed dividends

        New corporate income tax law imposes a withholding tax for any dividends to be distributed. All the foreign invested enterprises are subject to the withholding tax from January 1, 2008. According to accounting guidance applicable to undistributed earnings, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

        Pursuant to the new corporate income tax law and the Implementing Rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises. A lower withholding tax rate will be applied if there is a tax treaty arrangement between China and the jurisdiction of the foreign holding companies, such as Hong Kong, which will be taxed at 5%. PW Software, Shanghai PW Software and PW Game Software are invested by immediate foreign holding company in Hong Kong. As a result, dividend declared by the Group's PRC subsidiaries is subjected to the withholding tax at a rate of 5%. In the fourth quarter of 2008, to fund the Company's share repurchase program, PW Software decided to declare dividend for the earnings generated in 2008 to its direct parent, PW Hong Kong. As such, a 5% withholding tax of RMB26.0 million was accrued and recorded as deferred tax liabilities as of December 31, 2008.

        The Group continued to accrue withholding tax of RMB19,744,931 in the first two quarters of 2009. In the third quarter of 2009, the Board of Directors decided that the Group would not distribute any profit out of PW Software upon the expiration of the 2008 share repurchase program and would retain such profit within PRC to reinvest in its PRC operations indefinitely. Therefore, no withholding income tax had been accrued until the third quarter of 2011 that the Board of Directors approved a change in the Group's dividend policy to reflect the Group's intention to distribute part of the earnings of the Group's PRC subsidiaries to PW Hong Kong, from time to time, for eventual dividend payments to the Company's shareholders. As such, a withholding tax of RMB76,380,924 was accrued and recorded as deferred tax liabilities as of December 31, 2011 for all undistributed earnings of the Group's PRC subsidiaries from July 1, 2009 to December 31, 2011. As of December 31, 2012, a withholding tax of RMB19,645,562 was accrued and recorded as deferred tax liabilities for all undistributed earnings of the Group's PRC subsidiaries from January 1, 2012 to December 31, 2012. The Company will continue to accrue and record the withholding income tax for all undistributed earnings earned in the future years under this adjusted dividend policy.

        The license fees and royalties received from the Group's licensees in various jurisdictions outside of the PRC are subject to withholding taxes at rates ranged from 0% to 20%. The Group recognized

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

RMB26,380,188, RMB20,321,733 and RMB9,888,633 as income tax expense related to withholding taxes during the years ended December 31, 2010, 2011 and 2012, respectively.

Components of income taxes

	For the years ended December 31,
	2010		2011		2012
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB	RMB	RMB
Current income tax expense	23,177,519	38,222,762	8,905,442	68,669,388	21,940,668	95,772,411
Deferred income tax (credit) / expense	(6,335,583)	7,551,446	(12,408,199)	(164,833)	(4,623,738)	(26,504,171)
Foreign withholding tax expense	14,055,414	12,324,774	11,297,575	9,024,158	5,520,677	4,367,956
PRC withholding tax on undistributed earnings	—	—	76,380,924	—	19,645,562	—

Income tax expense	30,897,350	58,098,982	84,175,742	77,528,713	42,483,169	73,636,196

        Reconciliation of the difference between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Effect of tax incentive and holiday	(17.9)%	(16.0)%	(15.9)%
Effect of tax-exempt entities	0.1%	0.4%	0.3%
Change in valuation allowance	2.5%	1.3%	6.5%
Effect of the overseas withholding taxes	2.9%	1.8%	1.5%
Effect of the PRC withholding tax on undistributed earnings	0%	6.7%	3.0%
Effect of permanent difference	(2.1)%	(0.9)%	(1.0)%
Others	(0.8)%	(4.1)%	(1.9)%

Effective income tax rate	9.7%	14.2%	17.5%

        The following table sets forth the computation of the effects of the tax incentive and holidays granted to the subsidiaries and VIEs of the Company for the years ended December 31, 2010, 2011 and 2012, respectively:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Effect of tax incentive and holiday	164,043,428	182,757,137	105,263,201
Basic net earnings per ordinary share effect	0.66	0.75	0.44

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

  e.     Deferred tax assets and deferred tax liabilities

	December 31, 2011	December 31, 2012
	RMB	RMB
Deferred tax assets:
Foreign withholding tax	1,242,505	802,603
Net operating loss carryforwards	75,807,559	122,629,225
Current reserves and accruals	9,257,387	33,060,825
Depreciation and amortization	4,684,389	1,528,100
R&D Credit	15,626,769	19,609,277
Others	38,689,870	25,555,355

Total deferred tax assets	145,308,479	203,185,385
Less: Valuation allowance	(51,217,697)	(86,793,131)

Total deferred tax assets net off valuation allowance	94,090,782	116,392,254
Deferred tax liabilities:
PRC withholding tax on undistributed earnings	96,017,995	60,112,309
Intangible assets arisen from business combination	39,851,028	33,182,557
Others	10,795,393	7,178,898

Total deferred tax liabilities	146,664,416	100,473,764

Net deferred tax (liabilities) / assets	(52,573,634)	15,918,490

        The net operating loss carryforwards are resulting from operating losses of some subsidiaries and VIEs of the Group that had losses at their individual entity level.

        As of December 31, 2012, the Group's U.S. subsidiaries had federal and state net operating loss carryforwards of approximately RMB149,659,561 and RMB147,092,360, respectively, to offset future taxable income. The federal and state net operating loss carryforwards, if not utilized, will expire beginning in 2030 and 2031, respectively. Federal and California tax laws impose restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined in Section 382 of the Internal Revenue Code. The Company's ability to utilize its net operating loss carryforwards are subject to limitations under these provisions.

        The Group's U.S. subsidiaries, primary Cryptic Studios acquired in August 2011, had federal and state R&D credit carryforwards of RMB16,832,447 and RMB18,195,724, respectively, to offset future tax liability. The federal R&D credit, if not utilized, will expire beginning 2031.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

  Movement of valuation allowance

	For the years ended December 31,
	2011	2012
	RMB	RMB
Balance at beginning of the year	34,355,314	51,217,697
Current year addition	19,768,409	45,108,417
Current year reversal	(2,906,026)	(9,532,983)

Balance at end of the year	51,217,697	86,793,131

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

  f.      Uncertain tax positions

        The following table summarizes the activity related to the Group's uncertain tax benefits from January 1, 2010 to December 31, 2012:

	For the years ended December 31,
	2010	2011	2012
		RMB	RMB
Balance at January 1	—	—	10,517,130
Tax positions related to current year:
Additions	—	1,481,443	798,075
Tax positions related to prior year:
Additions	—	9,297,799	878,919
Reductions	—	—	—
Settlements	—	—	—
Foreign currency translation adjustment	—	(262,112)	(32,602)

Balance at December 31	—	10,517,130	12,161,522

        The Group did not have any unrecognized uncertain tax positions as of December 31, 2010. As of December 31, 2011 and 2012, the Group's US subsidiaries, primary Cryptic Studios, recorded unrecognized tax benefits related to R&D credits. The Group does not anticipate the uncertain tax positions to significantly increase or decrease within twelve months of December 31, 2012.

20. Employee benefits

        The Group is required to accrue monthly for staff welfare benefits for the full-time employees of its subsidiaries and the consolidated variable interest entities incorporated in the PRC and make contributions to the government and relevant state sponsored pension and medical plans with all the amounts accrued. Such staff welfare benefits include medical care, welfare subsidies, unemployment

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20. Employee benefits (Continued)

insurance, pension benefits and housing fund and are determined based on certain percentages of the employees' respective salaries in accordance with relevant regulations. The amount of such cash contributions may increase due to the Group's expanding workforce as the Group grows its business or increase wage levels. However, the Group does not expect that such increase will have a material effect on its liquidity. The total amounts charged to the Consolidated Statements of Income and Comprehensive Income for such employee benefits amounted to approximately RMB86,753,359, RMB118,050,608 and RMB140,611,985 for the years ended December 31, 2010, 2011 and 2012, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Group's obligation is limited to the amounts contributed.

21. Net earnings per share

        The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2010, 2011 and 2012:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Numerator:
Income from continuing operations, net of tax	827,869,318	983,672,251	540,650,188
Income from discontinued operations, net of tax	12,831,455	314,164	—

Net income attributable to ordinary shareholders	840,700,773	983,986,415	540,650,188

Denominator:
Weighted-average number of ordinary shares outstanding, basic	250,232,543	243,765,093	239,119,233
Effect of dilutive share options	14,585,833	11,615,234	3,376,427

Weighted-average number of ordinary shares outstanding, diluted	264,818,376	255,380,327	242,495,660

Net earnings per ordinary share, basic
Continuing operations	3.31	4.04	2.26
Discontinued operations	0.05	0.00	—

Total earnings per ordinary share, basic	3.36	4.04	2.26

Net earnings per ordinary share, diluted
Continuing operations	3.12	3.85	2.23
Discontinued operations	0.05	0.00	—

Total earnings per ordinary share, diluted	3.17	3.85	2.23

        For the years ended December 31, 2010, 2011 and 2012, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 7,385,903, 11,553,019, and 13,602,359, respectively.

22. Segment Information

        In August 2011, the Group sold its film and television business segment to a related party. Accordingly, the results of operations for film and television business have been reclassified as discontinued operations for all periods presented. Subsequent to the sale of film and television

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

22. Segment Information (Continued)

business, the Group focused on its core online game development and operation business. Along with the expansion of the Group's overseas online game operations and continuous growth of revenues and profits in foreign countries during 2011 and 2012, the Group has determined that it operates in two principal operating segments: 1) PRC operations and 2) International operations. Information regarding the business segments provided to the Group's CODM on regular basis is at the revenue level or segment cost and operating expenses level. In 2012, the Group slightly adjusted the profit measure used by our CODM to evaluate the performance of our operating segments. The Group's CODM currently does not considers: (1) revenues arising from intercompany transactions between different segments, primarily the intercompany intellectual property rights transfers, or (2) share-based compensation charges, in measuring profit or loss of the operating segments. This has been reflected in the accompanying segment disclosures and the prior years' presentation has been updated to conform to the current year presentation. The Group currently does not allocate assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

        The following table presents summary information by segments for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31, 2010
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	1,962,904,778	420,735,761	2,383,640,539
Segment cost and operating expenses	(1,098,951,451)	(309,509,101)	(1,408,460,552)

Segment operating profit	863,953,327	111,226,660	975,179,987
Share-based compensation cost			(96,785,403)
Total other income			35,739,651

Income before tax			914,134,235

	For the year ended December 31, 2011
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	2,369,810,789	613,625,868	2,983,436,657
Segment cost and operating expenses	(1,382,409,050)	(473,004,537)	(1,855,413,587)

Segment operating profit	987,401,739	140,621,331	1,128,023,070
Share-based compensation cost			(104,736,527)
Total other income			118,518,084

Income before tax			1,141,804,627

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

22. Segment Information (Continued)

	For the year ended December 31, 2012
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	2,093,057,299	677,528,756	2,770,586,055
Segment cost and operating expenses	(1,526,935,021)	(660,726,950)	(2,187,661,971)

Segment operating profit	566,122,278	16,801,806	582,924,084
Share-based compensation cost			(71,144,592)
Total other income			151,583,641

Income before tax			663,363,133

        Geographic information for the years ended December 31, 2010, 2011, and 2012 is based on the location of the customers. Revenues from external customers by geographic areas were as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Domestic	1,750,315,088	2,123,070,915	1,925,177,127
North America	266,168,245	372,860,848	445,908,814
Other international regions	367,157,206	487,504,894	399,500,114

Total	2,383,640,539	2,983,436,657	2,770,586,055

        The Group's majority long-lived assets are located in the PRC, no geographic information are presented.

23. Dividend

        On March 14, 2012, the Company's board of directors declared special cash dividends to the Company's shareholders of record as of the close of business on April 6, 2012, at US$0.40 per Class A or Class B ordinary share, or US$2.00 per ADS, each representing five Class B ordinary shares of the Company. On April 13, 2012, the Company distributed the dividends which amounted to RMB607,623,579.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

24. Related party transactions

        The table below sets forth the major related parties and their relationships with the Group as of December 31, 2012:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. ("Jiuzhou Tianyuan")	Equity owner of PW Network
Beijing Ever Joy Pictures Co., Ltd.	Under the control of Mr. Michael Yufeng Chi
PW Pictures	Under the control of Mr. Michael Yufeng Chi
SB Asia Investment Fund II L.P. ("SAIF")	One of the Company's Independent Directors is the Partner of SAIF
Zhizhu Network	An investee of the Company
Unknown Worlds	An investee of the Company

        During the years ended December 31, 2010, 2011 and 2012, significant related party transactions were as follows:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Cash collection on behalf of Ye Net*	1,073,284	—	—
To acquire additional equity in PW Pictures from Beijing Jiuzhou Kaiyuan Investment Management Co., Ltd. ("Jiuzhou Kaiyuan")**	16,885,051	—	—
Equity investment in Zhizhu Network***	27,000,000	—	—
Short-term loan to Zhizhu Network***	2,500,000	—	—
Transfer domain name of 178.com to Zhizhu Network***	—	—	—
Marketing services provided by Zhizhu Network***	1,422,500	2,242,500	925,000
Proceeds on disposal of PW Pictures to Beijing Ever Joy Pictures Co., Ltd.****	—	360,000,000	—
Loan to Unknown Worlds	—	7,561,080	—
Office rental income from PW Pictures	—	138,074	680,970

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

24. Related party transactions (Continued)

        As of December 31, 2011 and 2012, outstanding amount due from/to related parties were as follows:

	December 31, 2011	December 31, 2012
	RMB	RMB
Prepayment to Zhizhu Network for marketing service***	40,000	—
Loan to Unknown Worlds	7,561,080	7,542,600

Total	7,601,080	7,542,600

Due to Zhizhu Network for marketing service***	155,000	—
Due to PW Pictures for office rental deposit	—	150,000

Total	155,000	150,000

*
Ye Net ceased to be a related party of the Group as it became the Group's majority-owned VIE starting January 2011. See Note 10(5) for details.

**
Jiuzhou Kaiyuan ceased to be a related party of the Group starting May 2010, as Jiuzhou Kaiyuan is under the control of one of the Company's former Directors who has resigned from Board during May 2010.

***
Zhizhu Network was a related party due to the interest free personal loans to the then shareholders of Zhizhu Network, which was later used to fund the operations of Zhizhu Network provided by Mr. Michael Yufeng Chi prior to the Group's investments in Zhizhu Networks.

****
For details of this transaction, please see Note 11.

25. Commitments and contingencies

  a.
  Contractual commitment

        Contractual commitments related to office rental, leases signed for co-location services and server rentals, leasehold improvement, building renovation and other purchase obligation are presented in the following table:

	Office Rental	Co-location & Server Rental	Leasehold Improvements & Building Renovation	Other Purchase Obligation	Total
	RMB	RMB	RMB	RMB	RMB
2013	61,169,556	40,803,902	12,573,486	75,426,000	189,972,944
2014	58,202,652	—	—	—	58,202,652
2015	51,172,719	—	—	—	51,172,719
2016	34,166,950	—	—	—	34,166,950
2017	34,999,357	—	—	—	34,999,357
Thereafter	41,015,392	—	—	—	41,015,392

	280,726,626	40,803,902	12,573,486	75,426,000	409,530,014

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

25. Commitments and contingencies (Continued)

        The rental expenses including server leasing rental and office rental were approximately RMB112,619,877, RMB142,073,341 and RMB158,841,427 for the years ended December 31, 2010, 2011 and 2012, respectively, and were charged to the Consolidated Statements of Income and Comprehensive Income when incurred.

        In 2011, the Group entered into a limited partnership agreement to invest up to RMB643.5 million in the VC Fund over a nine-year period as a limited partner. The VC Fund is managed by one general partner unrelated to the Group and is focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. As of December 31, 2012, the Group has contributed RMB200.0 million to the VC Fund. The remaining committed capital of RMB443.5 million will be contributed over the investment term upon the capital call by the general partner. Subsequently, in early 2013, the Group entered into a supplemental contract to increase its committed capital of an additional RMB396.0 million (See Note 27).

  b.
  Contingencies

        The Group is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business.

        On February 2, 2012, a Chinese company unrelated to the Group sought a court order of attachment against the assets of Jiuzhou Tianyuan which was later withdrawn in July 2012 according to a count record.

        On March 20, 2012, Jiuzhou Tianyuan filed a case against PW Network seeking access to financial and other information of PW Network as an equity holder of PW Network, notwithstanding that it has entered into an equity pledge agreement to pledge all its equity interests in PW Network to PW Software. Jiuzhou Tianyuan withdrew its case in June 2012 and the registration of the equity pledge of Jiuzhou Tianyuan with the relevant administration for industry and commerce was completed in July 2012.

        A civil case entitled Li Hong v. Perfect World Co., Ltd., et al., Case No. 12-Cv-3741, was filed on May 10, 2012 in the United States District Court for the Southern District of New York against the Company and Mr. Michael Yufeng Chi alleging, among other things, federal securities law violations arising from alleged lack of disclosure relating to the transactions with Zhizhu Network and the sale of the Group's film and television business to a company majority owned by Mr. Michael Yufeng Chi referenced above. The plaintiff sought compensatory damages and injunctive relief in the complaint filed in the court. The case was dismissed with prejudice by the court in August 2012.

        On February 1, 2013, a Delaware company sued PW USA (Parallel Networks, LLC v. Perfect World Entertainment, Inc., Case No. 13-cv-00182) and ten other companies in related actions for patent infringement in the United State District Court for the District of Delaware. The plaintiff alleged that PW USA's installers, downloaders and/or launchers, which are downloaded by users from our websites in connection with the distribution of our games, infringed two of its patents. The Group believes this case is without merit and intend to vigorously defend it.

        The Group did not record any other legal contingencies as of December 31, 2012.

PERFECT WORLD CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

26. Restricted net assets

        Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund (see Note 3(23)) requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to approximately RMB811.0 million or 20.2% of the Company's total consolidated net assets as of December 31, 2012. The Company requires cash resources from its PRC subsidiaries and VIEs to pay dividends to the Company's shareholders. There were immaterial undistributed retained earnings by the equity accounted investees in the consolidated retained earnings because majority of them have been loss making.

27. Subsequent events

(1)   Investment in Unknown Worlds

        In February 2013, the Group increased the equity interest in Unknown Worlds from 40% to 60%. Due to the timing of the closing, the Company has not completed the purchase accounting for this transaction as of the date the financial statements were issued.

(2)   Increase investment in venture capital fund

        In March 2013, the Group increased its committed capital for an additional RMB396.0 million into the VC Fund, and the investment term was changed to 12 years. The VC Fund intends to invest the additional capital received into another private equity fund (the "PE Fund") as one of its limited partners. To the knowledge of the Group, the PE Fund will primarily focus on investing in mature companies in the consumer and retail, financial services, health care, TMT, energy and natural resources, and high value-added manufacturing industries in China.

(3)   Dividend distribution

        On March 10, 2013, the Company's board of directors declared an annual cash dividends in the aggregate amount of approximately US$22 million to its shareholders of record as of the close of business on April 8, 2013, at US$0.09 per Class A or Class B ordinary share, or US$0.45 per ADS, each representing five Class B ordinary shares of the Company. The dividends were distributed in cash on April 15, 2013.

(4)   Repayment of short-term bank loan

        On April 3, 2013, the Group repaid in full amount US$95,000,000 short-term bank loan obtained in March 2012 (see Note 14). RMB658,715,750 pledged to secure this bank loan was released accordingly.

(5)   Short-term bank loan

        On April 8, 2013, the Group entered into a loan agreement with a bank whereby the Group effectively pledged certain time deposits with a total amount of RMB161.0 million to secure a bank loan, totaling US$25.0 million carrying a floating rate of interest based on 3-month LIBOR plus 1%. The bank loan will be repaid on or before April 8, 2014.