Form 20-F
period 2013-12-31
Perfect World Co., Ltd.
filed 2014-04-29
CIK 1403849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33587

PERFECT WORLD CO., LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District
Beijing 100101, People's Republic of China

(Address of principal executive offices)

Kelvin Wing Kee Lau, Chief Financial Officer
Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District
Beijing 100101, People's Republic of China
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

29,671,195 Class A ordinary shares, par value US$0.0001 per share, and 217,308,865 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2013.

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

☐ Yes    ☐ No

		Page
INTRODUCTION		1
FORWARD-LOOKING INFORMATION		2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON THE COMPANY	35
ITEM 4A.	UNRESOLVED STAFF COMMENTS	61
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	62
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	96
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	106
ITEM 8.	FINANCIAL INFORMATION	110
ITEM 9.	THE OFFER AND LISTING	113
ITEM 10.	ADDITIONAL INFORMATION	114
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	124
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	125
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	126
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	126
ITEM 15.	CONTROLS AND PROCEDURES	127
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	127
ITEM 16B.	CODE OF ETHICS	128
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	128
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	128
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	128
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	128
ITEM 16G.	CORPORATE GOVERNANCE	128
ITEM 16H.	MINE SAFETY DISCLOSURE	128
ITEM 17.	FINANCIAL STATEMENTS	129
ITEM 18.	FINANCIAL STATEMENTS	129
ITEM 19.	EXHIBITS	129
Exhibit 4.45
Exhibit 4.46
Exhibit 4.47
Exhibit 4.48
Exhibit 4.49
Exhibit 4.50
Exhibit 4.51
Exhibit 4.52
Exhibit 4.53
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
101.INS
101.SCH
101.CAL
101.DEF
101.LAB
101.PRE

i

INTRODUCTION

        In this annual report, except where the context otherwise requires and for purposes of this annual report only:

  •
  "we," "us," "our company," "our" and "Perfect World" refer to Perfect World Co., Ltd., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our variable interest entities;

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

  •
  "outstanding Class B ordinary shares" and "Class B ordinary shares outstanding" refer to our Class B outstanding ordinary shares, excluding 4,454,185 Class B ordinary shares that have been issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, but are reserved in anticipation of the exercise of options under our share incentive plans;

  •
  "ADSs" refers to our American depositary shares, each of which represents five Class B ordinary shares; the ADSs are evidenced by American depositary receipts, or "ADRs";

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

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

        The following table presents our selected consolidated financial information. The selected consolidated statements of income and comprehensive income data for the three years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues:
Online game operation revenues	1,879,933	2,156,258	2,708,507	2,499,419	2,800,321	462,580
Licensing revenues	214,625	214,981	246,823	171,564	149,318	24,665
Other revenues	—	12,402	28,107	99,604	103,024	17,018
Total revenues	2,094,558	2,383,641	2,983,437	2,770,587	3,052,663	504,263
Cost of revenues	(271,163)	(379,417)	(479,878)	(539,936)	(711,648)	(117,556)
Gross profit	1,823,395	2,004,224	2,503,559	2,230,651	2,341,015	386,707
Operating expenses	(735,366)	(1,109,197)	(1,449,290)	(1,664,713)	(2,003,075)	(330,885)
Operating profit	1,088,029	895,027	1,054,269	565,938	337,940	55,822
Total other income	21,139	35,529	109,840	127,641	154,021	25,443
Income before tax	1,109,168	930,556	1,164,109	693,579	491,961	81,265
Income from continuing operations, net of tax	1,042,111	841,560	1,002,405	577,460	421,963	69,702
Discontinued operations(1)
Loss from discontinued operations, net of tax	(4,410)	(14,997)	(22,343)	(30,215)	(44,322)	(7,321)
Gain from disposal of discontinued operations, net of tax	—	—	—	—	166,288	27,469
(Loss)/income from discontinued operations, net of tax	(4,410)	(14,997)	(22,343)	(30,215)	121,966	20,148

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net Income	1,037,701	826,563	980,062	547,245	543,929	89,850
Net (income)/loss attributable to non-controlling interests	(500)	14,138	3,924	(6,594)	(1,515)	(250)
Net income attributable to the Company's shareholders	1,037,201	840,701	983,986	540,651	542,414	89,600
Net Income	1,037,701	826,563	980,062	547,245	543,929	89,850
Other comprehensive income/(loss): Foreign currency translation adjustment	124	(503)	5,526	(20,112)	(45,994)	(7,598)
Comprehensive income	1,037,825	826,060	985,588	527,133	497,935	82,252
Comprehensive (income)/loss attributable to non-controlling interests	(500)	14,138	3,924	(6,594)	(1,515)	(250)
Comprehensive income attributable to the Company's shareholders	1,037,325	840,198	989,512	520,539	496,420	82,002
Cash dividend per ordinary share	—	—	—	2.49	0.54	0.09
Net earnings per ordinary share, basic
Continuing operations	4.13	3.37	4.13	2.39	1.72	0.28
Discontinued operations	(0.02)	(0.01)	(0.09)	(0.13)	0.50	0.08
Total earnings per share, basic	4.11	3.36	4.04	2.26	2.22	0.36
Net earnings per ordinary share, diluted
Continuing operations	3.88	3.18	3.94	2.35	1.70	0.28
Discontinued operations	(0.02)	(0.01)	(0.09)	(0.12)	0.49	0.08
Total earnings per share, diluted	3.86	3.17	3.85	2.23	2.19	0.36
Net earnings per ADS, basic
Continuing operations	20.67	16.87	20.63	11.94	8.62	1.42
Discontinued operations	(0.10)	(0.07)	(0.45)	(0.63)	2.50	0.41
Total earnings per ADS, basic	20.57	16.80	20.18	11.31	11.12	1.83
Net earnings per ADS, diluted
Continuing operations	19.37	15.94	19.70	11.77	8.49	1.40
Discontinued operations	(0.09)	(0.07)	(0.43)	(0.62)	2.46	0.41
Total earnings per ADS, diluted	19.28	15.87	19.27	11.15	10.95	1.81
Weighted average number of ordinary shares used in per share calculations:
Basic	252,138,828	250,232,543	243,765,093	239,119,233	243,958,465	243,958,465
Diluted	269,004,366	264,818,376	255,380,327	242,495,660	247,712,898	247,712,898
Amount attributable to the Company's shareholders:
Income from continuing operations, net of tax	1,042,111	844,291	1,005,977	570,866	420,448	69,452
(Loss)/income from discontinued operations, net of tax	(4,910)	(3,590)	(21,991)	(30,215)	121,966	20,148
Net income	1,037,201	840,701	983,986	540,651	542,414	89,600
Share-based compensation cost included in:
Cost of revenues	(4,984)	(6,938)	(6,362)	(4,570)	(3,671)	(606)

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Research and development expenses	(36,730)	(37,481)	(47,533)	(34,819)	(34,243)	(5,657)
Sales and marketing expenses	(7,291)	(13,079)	(15,228)	(10,112)	(12,351)	(2,040)
General and administrative expenses	(28,884)	(39,287)	(35,613)	(21,644)	(25,627)	(4,233)
(Loss)/income from discontinued operations, net of tax	—	—	—	—	(21,450)	(3,543)

(1)
To sharpen our focus on our core online game development and operation business, we sold the film and television business to a related party in August 2011 and the online reading business to an unrelated party in December 2013. As a result, the film and television business and the online reading business are accounted for as discontinued operations and our consolidated statements of income and comprehensive income in this annual report separates the discontinued operations from our remaining business operations for all years presented.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,567,165	1,387,621	2,150,213	799,633	1,212,157	200,234
Total assets	3,009,017	4,405,329	5,651,989	5,797,006	6,345,027	1,048,124
Total liabilities	693,467	1,045,741	1,666,580	1,785,206	1,836,822	303,421
Total shareholders' equity	2,315,550	3,359,588	3,985,409	4,011,800	4,508,205	744,703
Total liabilities and shareholders' equity	3,009,017	4,405,329	5,651,989	5,797,006	6,345,027	1,048,124

Exchange Rate Information

        Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate on December 31, 2013 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 18, 2014, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.2240 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
Period
2009	6.8259	6.8294	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.3849	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18), 2014	6.2240	6.2121	6.2240	6.1966

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

        Our revenue recognition policy for the item-based online games entails our best estimates of the lives of various items associated with each of our item-based games. We adopted the item-based revenue model beginning in September 2006. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated lives of such items. We consider the average period that paying players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these permanent ownership items, which, in some cases, may be as long as the estimated life of the related game. However, given the fast-evolving nature of the game industry and various types of online games we offer to players with different tastes and preferences, our estimate of the period that players typically play our games may not accurately reflect the actual lives of the items. We have been revising our estimates as we continue to gain operating data and refine our estimation process and results accordingly. Any future revisions to these estimates could adversely affect the time period during which we recognize revenues from these items. For example, an increase in the estimated lives of these items would increase the period over which revenues from these items are recognized. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Revenue Recognition."

If we are unable to successfully develop, launch and/or operate additional online games that grow our player base and increase our revenues, our future results of operations will be adversely affected.

        In order for our business strategy to succeed over time, we will need to continually develop, launch and operate new online games or license or acquire new games that are commercially successful. We will need to do this to both replace our existing online games as they reach the end of their useful economic lives and to meet our growth strategy of operating a larger number of online games that grow our overall player base and increase our revenues.

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

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China's. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Since we derive a majority of our revenues from China, any slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our game players may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing game players. Furthermore, the economic recession in other countries where our games are operated may reduce game players' level of disposable income, perceived future earnings capacities and willingness to spend, and may thus result in a decline in their spending on our games and a corresponding decrease in our revenues and profit.

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

        Our competitors may introduce new business models, and if these new business models are more attractive to customers than the business models we currently use, our customers may switch to our competitors' games. We believe that competition in the online game market in China may become more intense as increasing numbers of online games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, mobile games have gained increasing popularity and user base along with the online games and other online platforms. The increased competition we have experienced and anticipate in the online game industry may reduce the number of our players or growth rate of our player base, or cause us to reduce usage fees or the prices of certain in-game items. All of these competitive factors could have a material adverse effect on our revenue growth and profitability.

As we currently depend on a limited number of online games for substantially all of our revenues, any adverse developments relating to these games may adversely affect our future results of operations.

        We anticipate that our existing MMORPGs and online casual game in operation will continue to account for a substantial majority of our revenues in 2014. Online game operation revenues from our top two games operated in China, namely Zhu Xian and Perfect World II, in aggregate contributed 42%, 42% and 29% of our total revenues in 2011, 2012 and 2013, respectively. Except for Zhu Xian and Perfect World II, none of the rest of our games operated in any single country individually contributed more than 10% of our total revenues in 2011, 2012 or 2013. Although we currently have a number of new games in pipeline, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Neither can we guarantee you that we will be able to maintain the popularity of our top games or that our new games would generate sufficient revenues to replace these top games should they approach the end of their respective life cycles.

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

        We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to our success. In particular, we have spent significant amount of time and resources in developing our game engines and must continue to protect the technology. We do not hold any patents in China or elsewhere and intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. We have taken steps to prevent the misappropriation of our proprietary technology, including registration of our existing online games and a number of our game engines for copyright protection, registration of our domain names and entering into non-competition and confidentiality agreements with our key employees. However, these steps may be inadequate. Any misappropriation by our employees, licensees or other third parties of intellectual property used in our business, whether licensed to us or owned by us, could have an adverse effect on our business and operating results. The validity, enforceability and scope of protection of intellectual property in internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

We may be subject to intellectual property infringement claims which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing certain of our existing games.

        We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, on February 1, 2013, a Delaware company sued Perfect World Entertainment Inc., or PW USA (Parallel Networks, LLC v. Perfect World Entertainment, Inc., Case No. 13-cv-00182) and ten other companies in related actions for patent infringement in the United State District Court for the District of Delaware. The plaintiff alleged that PW USA's installers, downloaders and/or launchers, which are downloaded by users from our websites in connection with the distribution of our games, infringed two of its patents. Although we settled this case in June 2013 without having any material adverse effect on our business, we cannot assure you that we will not face similar claims in the future. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, be forced to pay fines and damages, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third party infringement claims, regardless of their merit. Successful infringement or other intellectual property rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations and prospects.

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

        Currently, a portion of our online game operation revenues are generated from sales through third-party online payment platforms. In such transactions, secured transmission of confidential information, such as customers' credit card numbers and expiration dates, personal information and billing addresses, over public networks, in some cases including our website as well, is essential to maintain consumer confidence. While we have not experienced any material breach of our security measures to date, we cannot assure you that our current security measures are adequate. In addition, we expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems over time. In the meantime, the associated online crime will likely increase as well and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third party online payment vendors and we cannot assure you that these vendors' security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items.

We have experienced and may continue to experience fluctuations in quarterly operating results.

        Although our entire game portfolio does not exhibit clear cyclic characteristics, our quarterly operating results have experienced fluctuations and may continue to fluctuate in the future. Such fluctuations are due to a variety of factors, including the demand for our products and services and our competitors' products and services, the launch of our new games, changes in estimation of the average period that players typically play our games, the quality of the expansion packs for our existing games, the level of usage of illegal game servers, the level of usage of the internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems. As an online game operator, our revenues in any quarter depend on various factors that can cause significant fluctuations, including timing and strength of the expansion packs release and in-game promotions, the amount and mixture of in-game items purchased by players, the game playing time spent by our players and evolving market conditions. To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage and purchases. Failure to meet our expectations or our inability to accurately estimate customer usage and purchases, could disproportionately and adversely affect our operating results in any given quarter. Given the adoption of the item-based revenue model, it may be difficult to estimate customer usage and purchases. As a result, we believe that period-to-period comparisons of operating results are not necessarily indicative of our future results.

Our business and growth are substantially dependent on the continuing efforts of our senior executive officers, and our business may be severely disrupted if we lose their services.

        Our future success depends substantially on the continued services of our senior executive officers and key employees, especially Mr. Michael Yufeng Chi, our founder and chairman of the board of directors, Mr. Robert Hong Xiao, our chief executive officer, Mr. Kelvin Wing Kee Lau, our chief financial officer, Mr. Di He, our chief technology officer, Mr. Qing Li, our chief development officer, Mr. Qi Zhu, our chief publishing officer, Aisa, Mr. Alan Chen, our chief publishing officer, U.S. & Europe and chief executive officer of our U.S. and European subsidiaries, Mr. Xiaoyin Lu, our chief artist and Mr. Alex Yiran Xu, our chief business officer. If one or more of our senior executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all, and our business may be severely disrupted and our financial conditions and results of operations may be materially and adversely affected. If any of our senior executive officers joins a competitor or forms a competing company, we may lose distributors, customers, service providers, know-how and key professionals and staff members. Each of our senior executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our senior executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties relating to China's legal system. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

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

        Under the corporate income tax law that took effect on January 1, 2008, foreign invested enterprises, such as our subsidiary, Beijing Perfect World Software Co., Ltd., or PW Software, and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as "software enterprises" and/or "high and new technology enterprises." See "Item 5. Operating and Financial Review and Prospects—Taxation—PRC—PRC Corporate Income Tax." In addition, according to tax rules and regulations that are favorable to technology development businesses, revenues generated from software development and relevant technology consulting services may enjoy business tax exemption. Any expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

Our global income may be subject to PRC tax under the corporate income tax law, which would have a material adverse effect on our results of operations.

        Under the corporate income tax law and the Implementing Rules, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will be subject to the corporate income tax on its global income. According to the Implementing Rules, "de facto management bodies" refer to "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." Accordingly, Perfect World Co., Ltd. and its subsidiaries outside the PRC may be considered a resident enterprise and may therefore be subject to PRC corporate income tax on our global income. If Perfect World Co., Ltd. and its subsidiaries outside the PRC are considered a resident enterprise and earn income other than the dividends from our PRC subsidiaries, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

        In addition, with the uncertainty regarding the interpretation and implementation of the corporate income tax law and its implementation rules, if we are regarded as a PRC resident enterprise, then any dividends to be distributed by us to our non-PRC shareholders or ADS holders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC withholding tax. If we are required under the corporate income tax law to withhold PRC income tax on the above dividends or gains, the investment in our shares or ADSs may be materially and adversely affected.

The PRC withholding tax rate on dividends that PW Hong Kong receives from our PRC subsidiaries may rise under the corporate income tax law, which would have a material adverse effect on our results of operations.

        Pursuant to the corporate income tax law and the Implementing Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax if the foreign investors are considered non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Perfect Online Holding Limited, or PW Hong Kong, our wholly owned subsidiary and the direct holder of 100% equity interest in PW Software, Shanghai Perfect World Software Co., Ltd., or Shanghai PW Software and Beijing Perfect World Game Software Co., Ltd., or PW Game Software, is incorporated in Hong Kong. According to a tax arrangement between Mainland China and Hong Kong, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong are subject to withholding tax at a rate of no more than 5% if the foreign investor directly owns at least 25% of the shares of the foreign-invested enterprise. However, if PW Hong Kong is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009, such dividends should be subject to withholding tax at a rate of 10%.

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

        We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly owned PRC subsidiaries are foreign-invested enterprises. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including internet content provision, internet culture operation and internet publishing licenses. In light of these restrictions, we rely on Beijing Perfect World Network Technology Co., Ltd., or PW Network, and Beijing Perfect World Digital Technology Co., Ltd., or PW Digital Technology, to hold and maintain the licenses necessary to operate our online games in China. PW Network owns all of the intellectual property, facilities and other assets relating to the operation of our online game businesses in China. PW Digital Technology is a variable interest entity we established in 2013 and is in the process of applying for the licenses relating to operation of online game business in China. In addition, because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain TMT industries, we use Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in a venture capital fund. We previously operated our film and television business through Beijing Perfect Moment Network Technology Co., Ltd. (previously known as Beijing Perfect Moment Pictures Co., Ltd.), or Perfect Moment, in China, which no longer has material business operations after we sold the film and television business in August 2011. We had operated our online reading business through Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (previously known as Beijing Huanxiang Zongheng Network Technologies Co., Ltd.), or PW Literature, before we sold PW Literature to an unrelated party in December 2013. We treat PW Network, PW Digital Technology, Trendsters Investment, Perfect Moment, and PW Literature, for the period before we sold it in December 2013, as our variable interest entities.

        Each of our variable interest entities and their respective equity owners have entered into a series of contractual arrangements with PW Software, or in the case of PW Digital Technology, with PW Game Software, through which we have effective control over each of our variable interest entities. The agreements between PW Literature, its equity owners and PW Software were terminated when we sold PW Literature to an unrelated party in December 2013. For a description of these contractual arrangements with PW Network, PW Digital Technology, Trendsters Investment, Perfect Moment and PW Literature, see "Item 4. Information on the Company—History and Development of the Company," "Item 7. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners," "—Contractual Arrangements with PW Digital Technology and its Equity Owners," "—Contractual Arrangements with Trendsters Investment and its Equity Owners," "—Contractual Arrangements with Perfect Moment and its Equity Owners" and "—Contractual Arrangements with PW Literature and its Equity Owners."

        Under the equity pledge agreements, the equity holders of our variable interest entities pledged their respective equity interests in our variable interest entities to PW Software or to PW Game Software in the case of PW Digital Technology. According to the PRC Property Rights Law which took effect on October 1, 2007, such equity pledge has to be registered with the relevant administration for industry and commerce. Before October 1, 2008, PW Software applied for registration of the equity pledge of PW Network's equity interests, but the application was denied as no registration procedures were available. In September 2008, the State Administration for Industry and Commerce of China issued the Administrative Measure of Share Pledge Registration, which took effect as of October 1, 2008, and stipulated the registration procedures for equity pledge in accordance with PRC Property Rights Law. We completed the registration of the pledge of PW Literature's equity interests in early 2011 and again in 2012 after the change of PW Literature's equity owners in July 2011. We completed the registration of the pledge of the equity interests of PW Network, Perfect Moment and Trendsters Investment in 2012 and the registration of the pledge of the equity interest of PW Digital Technology in 2014.

        The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology (previously known as the Ministry of Information Industry), or the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for internet content provision, or ICP license, to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact this circular will have on us or the other Chinese internet companies that have adopted the same or similar corporate and contractual structures as ours. We have made verbal inquiries with the officials at the MIIT, but have not been able to get a definitive answer as to the applicability of this circular to our corporate structure and to the enforcement and performance of the contractual arrangements between our wholly owned PRC subsidiaries on the one hand, and PW Network, PW Literature and PW Digital Technology and their respective equity holders on the other.

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

        If we are found to be in violation of any existing or future PRC laws or regulations, including the circular issued by the MIIT, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking business licenses of PW Software and PW Game Software or the business or operating licenses of our variable interest entities, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game or online reading operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our variable interest entities may result in adverse PRC tax consequences to us.

        We could face material and adverse PRC tax consequences if the PRC tax authorities determine that PW Software's and PW Game Software's contractual arrangements with our variable interest entities were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by these variable interest entities which could adversely affect us by (i) increasing the tax liabilities of these variable interest entities without reducing the tax liability of PW Software and PW Game Software, which could further result in late payment fees and other penalties to these variable interest entities for underpaid taxes; or (ii) limiting the ability of PW Software, PW Game Software and these variable interest entities to maintain preferential tax treatments and other financial incentives.

Our contractual arrangements with our PRC variable interest entities and their respective equity owners may not be as effective in providing control over these entities as direct ownership of these entities.

        We conduct substantially all of our operations, and generate substantially all of our revenues, in China through contractual arrangements with our PRC variable interest entities and their respective equity owners that provide us with effective control over these variable interest entities. We have no direct ownership interest in our PRC variable interest entities. The contractual arrangements among our wholly owned subsidiaries, PW Software and PW Game Software, and our PRC variable interest entities and their respective equity owners may not be as effective in providing us with control over these variable interest entities as direct ownership subject to the discretion of competent PRC authorities. Our PRC variable interest entities or their respective equity owners may breach their contractual arrangements. The equity owners of these variable interest entities may bring claims against us to demand their economic and other rights in these entities by virtue of the fact that they are registered equity holders of these entities. They may also refuse to transfer their equity interests in our PRC variable interest entities to us or our designee when and if we request so. There is no assurance that the equity owners of our variable interest entities will act in our interests in the event of conflicts of interest between their own interests and those of our company.

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

        On February 2, 2012, a Chinese company unrelated to our company sought a court order of attachment against the assets of Beijing Jiuzhou Tianyuan Investment Management Co., Ltd., or Jiuzhou Tianyuan, an equity owner of PW Network. The law suit was later withdrawn in July 2012 according to a court record.

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

        Due to the high degree of user loyalty to MMORPGs and other online games, easy access to personal computers and internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players. internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide approval for the establishment of new internet cafés for the year of 2007 and increased the punishment for internet cafés admitting minors. This notice also tightened the administration of in-game currency, and its impact on us and other operators of item-based online games is uncertain. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers' age limit and other requirements relating to internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to internet cafés. As many of our customers access our games website from internet cafés, any restrictions on internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our customer base or customer purchases of in-game items, thus adversely affecting our business and results of operations. Given the relatively limited use of personal computers at home in China and the relatively high cost of high-speed internet access in China, closures or reduction in business hours of internet cafés would significantly reduce the number of game players and online readers in China.

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

        The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP that was reorganized as the GAPPRFT in 2013, the Ministry of Culture and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of these industries. We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online game services. For example, an internet content provider, or ICP, such as PW Network, must obtain an ICP license in order to engage in any commercial ICP operations within China. Online game operators must also obtain a license from the Ministry of Culture and an internet publishing license from the GAPP that was reorganized as the GAPPRFT in 2013 in order to distribute games and reading services through the internet.

        Before May 2008, we did not hold an internet publishing license as the issuance of such licenses had been suspended by the GAPP that was reorganized as the GAPPRFT in 2013. PW Network obtained an internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the internet. Hefei Perfect World Network Technology Co., Ltd, or PW Hefei, a wholly owned subsidiary of PW Digital Technology, obtained an internet publishing license for online game and mobile game publishing in June 2012, which allows PW Hefei to distribute and publish online games and mobile games on the internet. Currently, our self-operated online games are published in China by PW Network or PW Hefei. We have filed internet publications of our client-based online games and self-developed web games with GAPP, and we are in the process of filing internet publications of our self-developed mobile games.

        As the online game industry is at a relatively early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to these industries. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

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

        On December 12, 2007, the Ministry of Public Security, and the State Administration of Radio, Film and Television, or the SARFT, and MIIT promulgated the Administrative Measures on internet Video/Audio Program Services, which requires that, among others, a service provider of internet video/audio program should obtain a license from the SARFT, failure of which may result in the suspension or close of the website providing the internet video/audio program services. On April 1, 2010, the SARFT issued the Tentative Catalogue of internet Video/Audio Program Services, which classifies the internet video and audio services into three categories and provides detailed description on each category. We obtained the SARFT license to provide internet video and audio services through our website wanmei.com in 2010. If any PRC regulatory agency determines that our operation of internet video/audio program is not in compliance with the requirements of this regulation, the regulatory agency may impose fines and penalties or take actions to prevent us from providing internet video and audio services through our online games websites, which may adversely affect the operation of our online games.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries' ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

        On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. SAFE later issued a series of implementation guidance. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC resident individuals or entities ultimately owned by PRC residents and may apply to any of our potential offshore acquisitions in the future.

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

        We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Notice 75 and the relevant SAFE regulations and guidance. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurance that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 and the relevant SAFE regulations and guidance. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries or variable interest entities, limit our PRC subsidiaries' ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

A PRC regulation promulgated in August 2006 and certain other PRC regulations sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

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

        Also, other recently adopted regulations and rules concerning mergers and acquisitions set forth additional procedures and requirements that could make merger and acquisition activities of foreign investors more time consuming and complex. For example, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially establishes a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises with "national security" concerns.

        In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises "national defense and security" or "national security" concerns. If MOFCOM or other government agencies determines in the future that our business is in an industry subject to the security review, our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

        We are a holding company, and we conduct our business primarily through our subsidiaries and variable interest entities incorporated in China. These entities are subject to PRC laws and regulations including, in the case of our wholly owned subsidiaries, laws applicable to wholly-foreign owned enterprises. In addition, we depend on our variable interest entities and their equity holders to honor their agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

The outcome of the administrative proceedings brought by the SEC against the "big four" PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC's Rules of Practice against the "big four" PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) authorizes the SEC to deny any person, temporarily or permanently, the ability to practice before the SEC if found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, the administrative law judge presiding over the matter reached an initial decision that the firms had each violated the SEC's rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The "big four" PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not take effect until and unless it is endorsed by the SEC. The "big four" PRC-based accounting firms can then further appeal the final decision of the SEC through the federal appellate courts. While we cannot predict the outcome of the SEC's review nor that of any subsequent appeal process, if the "big four" PRC-based accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

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

Our non-PRC resident enterprise investors face PRC tax uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, which is issued by the PRC State Administration of Taxation and became effective retroactively from January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing equity interests in an overseas holding company, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise investor should report such indirect transfer to the relevant tax authority of the PRC resident enterprise. The PRC tax authorities will then adopt the "substance over form" principle to review the transaction and may disregard the existence of the overseas holding company if they consider the establishment of the holding company to be lack of a reasonable commercial purpose and is mainly for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

        However, there are uncertainties related to the application of Circular 698. For example, while the term "Indirect Transfer" is not clearly defined, it appears that the PRC tax authorities are authorized to request information from a wide range of foreign entities that have no direct link to China. Moreover, there are uncertainties regarding the interpretation and implementation of the related regulations. In addition, there is lack of regulations regarding how to determine whether an indirect share transfer is arranged mainly for the purpose of reducing, avoiding or deferring PRC tax. In our case, although it appears that Circular 698 is not intended to apply to transfers of publicly traded shares, it remains unclear whether such exemption will be applicable to the ordinary shares or ADSs transfer of our company. If Circular 698 is determined by the tax authorities to be applicable to the disposal of our ordinary shares or ADSs, our investors who are non-PRC resident enterprises may be subject to additional PRC reporting obligations or tax burdens. Further, in the case that our non-PRC resident enterprise investors are required but fail to comply with Circular 698 requirements, the PRC tax authorities may take actions including requesting us to provide assistance for their investigation, which could lead to additional obligations to be fulfilled by the company.

Risks Related to Our Shares and ADSs

The market price of our ADSs has been and may continue to be volatile.

        The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from January 1, 2009 until April 17, 2014, the trading price of our ADSs has ranged from US$8.44 to US$50.49 per ADS and the closing sale price on April 28, 2014 was US$17.89 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

        Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to 10 votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in July 2007. Some of our major shareholders who acquired our shares prior to our initial public offering hold our Class A ordinary shares. As of March 31, 2014, holders of our outstanding Class A ordinary shares hold approximately 57.2% of our aggregate voting power. We continue to maintain the dual-class ordinary share structure. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any transfer of Class A ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such

Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

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

        We are incorporated in the Cayman Islands, and conduct a majority of our operations in China through our wholly owned subsidiaries in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You would also find it difficult to enforce a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws, in the United States, the Cayman Islands or China, against us or our officers and directors.

        Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

        A non-U.S. corporation, such as our company, will be a "passive foreign investment company," or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. As we disclosed in our annual report for the year ended December 31, 2012, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. In light of our significant cash balances and based on the market price of the ADSs and ordinary shares and the composition of our income and assets, we believe that we may also have been a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, because the application of the PFIC rules described above is unclear in many important legal and factual respects, and the required calculations for 2013 yielded results that were close to the line, no assurances may be given in this regard. A U.S. Holder (as defined in "Item 10. Additional Information—Taxation—United States Federal Income Taxation") who owned (or owns) our ADS or ordinary shares at any time when we were (or are) a PFIC will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distributions are treated as "excess distributions" under U.S. federal income tax rules. Such a U.S. Holder also generally will not be able to benefit from any preferential tax rate with respect to any dividend distribution that such U.S. Holder receives from us in a year in which we are a PFIC (or are treated as such with respect to such holder) or the following year. Certain elections may be available, however, that may mitigate certain of these adverse tax consequences to varying degrees. U.S. Holders are urged to consult their tax advisors regarding the passive foreign investment company rules.

        We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we may continue to be, or become, a PFIC in 2014 or future taxable years. Further, although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities' operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we were not the owner of our variable interest entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC even if we would not otherwise have been treated as a PFIC for that particular year. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status. In the event that we determine that we are not a PFIC in 2014 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

        Provided we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC as to such U.S. holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a deemed sale election with respect to our ADSs or ordinary shares.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        We commenced operations through PW Network, a limited liability company established in China in 2004. To enable us to raise equity capital from international investors, our holding company, Perfect World Co., Ltd. was incorporated under the laws of the Cayman Islands in June 2006. In August 2006, we formed PW Software, our wholly owned subsidiary in China. In September 2006, PW Software entered into contractual agreements with PW Network and its equity owners, pursuant to which PW Network transferred certain fixed assets and certain personnel to PW Software and PW Software provides technical support and research and development services to PW Network. Through these contractual arrangements, as amended and restated in April 2007, we have the ability to effectively control PW Network's daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders' approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Network and PW Network is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate PW Network's results of operations, assets and liabilities in our financial statements. See "Item 7. Related Party Transactions" for a description of the contractual arrangements among PW Software, PW Network and its equity owners.

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

        From June 2008 to July 2011, PW Software entered into a series of contractual arrangements with PW Literature, an online reading service provider in China and its equity owners. These contractual arrangements enabled us to effectively control PW Literature's daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders' approval. As a result, we were considered to be the primary beneficiary of PW Literature and we had consolidated PW Literature's results of operations, assets and liabilities in our financial statements before we sold PW Literature to Beijing Baidu Netcom Science Technology Co., Ltd., an unrelated party in December 2013. See "Item 7. Related Party Transactions" for a description of the contractual arrangements among PW Software, PW Literature and its equity owners.

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

        In February 2009, we acquired a 100% equity interest in Global InterServ (Caymans) Inc., or InterServ Caymans, from Global InterServ (B.V.I.) Inc., or InterServ. Upon consummation of the transaction, InterServ Caymans and its two PRC subsidiaries, InterServ Information and Technology (Shanghai) Co., Ltd., or InterServ Shanghai and Chengdu Perfect World Software Co., Ltd. (previously known as Chengdu InterServ Information and Technology Co., Ltd.), became our wholly owned subsidiaries.

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

        In April 2010, we acquired a 100% equity interest in C&C Media Co., Ltd., or C&C Media, from Atlus Co., Ltd., a Japanese computer and video game developer, publisher, and distributor and other shareholders of C&C Media. Upon consummation of the transaction, C&C Media became our wholly owned subsidiary.

        In April 2010, PW Network invested a 20% equity interest in Zhizhu Network. This strategic investment is expected to allow us to leverage Zhizhu Network's large user base to further grow our online game community. There were certain transactions between us and Zhizhu Network and between our founder and chairman of the board of directors, Mr. Michael Yufeng Chi, and the shareholders of Zhizhu Network in the past. For a description of these transactions, see "Item 7B—Related Party Transactions" in this report.

        In May 2010, we acquired a majority stake in Runic Games, Inc., or Runic Games, a specialized developer of PC-based entertainment software in the United States. In addition, we acquired 40% equity interest in Unknown Worlds Entertainment, Inc., or Unknown Worlds and 100% equity interest in Cryptic Studios, Inc., or Cryptic Studios, both online game developers in the United States, in August 2011. In February 2013, we increased our equity interest in Unknown Worlds to a majority stake.

        In November 2011, we established NGL Co., Ltd., or NGL, jointly with Nexon Korea Corporation, to manage and operate online games in Korea. In October 2012, we acquired the entire equity interest in NGL held by Nexon Korea Corporation, as a result, NGL became our wholly owned subsidiary.

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

        In November 2013, we entered into definitive agreements to acquire 100% equity interest in Wuhu Huitian Shengshi Network Technology Co., Ltd., or Wuhu Huitian, and a minority equity interest in Beijing Shouyou Daqu Technology Co., Ltd., or Daqu. Wuhu Huitian and Daqu run TGBus.com and PTBus.com, two leading Chinese game portals, respectively.

        In April 2014, we entered into a share purchase agreement to acquire a total of 30,326,005 Class A ordinary shares of Shanda Games Limited (NASDAQ: GAME), or Shanda Games, a leading online game developer, operator and publisher in China, for a total consideration of US$100 million in cash. The purchase is expected to be consummated in 30 days from the date of the share purchase agreement, subject to the satisfaction of customary closing conditions. In addition, we have entered into an adherence agreement to become a new member of a consortium in a proposed "going private" transaction with respect to Shanda Games. The proposed "going private" transaction is subject to negotiation and execution of definitive agreements.

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

B.    Business Overview

        We are a leading online game developer and operator in China. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Since 2006, we have launched in China a number of self-developed MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Dragon Excalibur, Empire of the Immortals, Return of the Condor Heroes, Saint Seiya Online, Swordsman Online and Holy King, an online casual game, Hot Dance Party, as well as several web games and mobile games. To expand our reach in the U.S. and European market to capture potential business opportunities, we established our wholly owned U.S. and European subsidiaries, PW USA and PW Europe, in April 2008 and January 2010, respectively. Currently, PW USA and PW Europe operate a number of our own online games including some games developed by our wholly owned U.S. based subsidiary, Cryptic Studios, as well as several games licensed from other developers. To further expand our overseas operating capabilities in Asia, we acquired C&C Media in Japan, established NGL in Korea, and extended our coverage to Southeast Asia through PW Hong Kong. Currently, we operate, in Japan, a number of our own games and some games licensed from other developers through C&C Media; and also in Southeast Asia and Korea, several of our own games through PW Hong Kong and NGL, respectively. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

        Our core technology capabilities consist of our proprietary game engines, game development platforms and real-time anti-cheating expertise, all developed and built by our experienced development team. In particular, our proprietary game engines enable us to create superior graphics with impressive visual effects and provide the technical foundation for realizing innovative features in the game environment. Our game development platforms are built on modularized functions which allow us to have the ability to develop our online games with relatively short development cycle and to update our games frequently through expansion packs.

        We have achieved an impressive game development track record. In September 2013, we won the "Asia Famous and Fine Brand Award" and "Top 500 Asia Brand Award" at the 8th Asia Brand Ceremony. In October 2013, we won the "China Online Culture Achievement Award" at the China

International Digital Content Expo 2013. In November 2013, our PC online games "Swordsman Online," "Legend of the Condor Heroes" and "Zhu Xian," and mobile game "Return of the Condor Heroes" won awards for the "Top 10 Most Favorite Online Games among Game Players," the "Top 10 Most Anticipated Online Games by Game Players," the "Best Self-Developed Online Games" and the "Top 10 Most Favorite Mobile Games among Game Players," respectively, in the ChinaJoy Expo, also known as the China Digital Entertainment Exposition and Conference. In December 2013, we won the awards of "2013 Top 10 Chinese Game Companies" and "2013 Top 10 Overseas Development Awards for Chinese Game Companies" in the 2013 China Game Industry Annual Conference. "Swordsman Online" won the awards of "2013 Top 10 Most Popular Self-developed Client-based Online Games" and "2013 Top 10 Most Popular Client-based Online Games;" "Return of the Condor Heroes" won the award of "2013 Top 10 Most Popular Self-developed Mobile Games;" "Dragon Ascension" won the award of "2014 Top 10 Most Anticipated Web Games;" and "Legend of the Condor Heroes" and "Neverwinter" won the awards of "2014 Top 10 Most Anticipated Client-based Online Games," respectively, in the 2013 China Game Industry Annual Conference. Swordsman Online was ranked among the "Top 10 Popular Online Games" and the "Top 10 Popular Domestic Online Games" in China in 2013 according to International Data Corporation, or IDC, a premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications and consumer technology markets. In addition, Swordsman Online was ranked among the top ten "China Domestic 3D MMORPGs" and Legend of the Condor Heroes and Neverwinter were ranked among the "2014 Top 10 Anticipated Client-based Online Games." Dragon Ascension and Return of the Condor Heroes were also ranked among the "2014 Top 10 Anticipated Web Games" and the "Top 10 Popular Domestic Mobile Games," respectively, in 2013 according to IDC.

        We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other self-developed online games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2011, 2012 and 2013, a substantial majority of our online game operation revenues were generated through this item-based revenue model. Although a majority of our revenues are generated in China, as of the date of this annual report, we have exported a number of our games to various countries and regions, and we plan to export more of our games and continue to develop our business overseas.

Products and Services

  Online Games

        Since our inception in March 2004, we have developed, operated and distributed a number of our self-developed client-based online games, including 3D MMORPGs, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Forsaken World, Saint Seiya Online, Swordsman Online and Holy King, a 3D online casual game, Hot Dance Party, two 2.5D MMORPGs, Battle of the Immortals and Empire of the Immortals, two 2D turn-based MMORPGs, Fantasy Zhu Xian and Return of the Condor Heroes, and a 2D real-time MMORPG, Dragon Excalibur. Our games offer "anytime play," meaning users can play the games 24 hours a day, seven days a week.

        Our games offer significant opportunities for social interaction in cyberspace. Life-like features in some of our games include marriages among online characters and martial arts apprenticeships, which are historical associations formed by martial arts masters according to Chinese legends. In addition, characters in our games may visually express feelings by their actions or by using emoticons that appear within a character's dialogue box. We believe that these features significantly expand the interface for player interaction, allow players to express their own personalities or virtual personalities through their virtual characters and create a certain level of social reality in the game. Although each game character may be unique, groups of players may, and often must, form teams or alliances to achieve certain collective game objectives, such as battles and missions. Our games also incorporate instant messaging systems and chat rooms, which allow players to communicate and interact with each other in real-time groups or in one-on-one discussions. The bulletin boards in our games allow players to post notes or inquiries and respond to other players' notes or inquiries. Our games are designed to be flexible to present an effective game experience even for players who may not have state-of-the-art hardware.

        In addition to our self-developed games, we have obtained exclusive license to operate a world-famous online game, DOTA2, in China. Developed by a leading entertainment software and technology company based in the United States, this game features a unique mix of action, RTS and RPG gameplay and has become one of the most popular games at professional e-sport competitions. We started to commercialize this game in December 2013 and is preparing for its upcoming large-scale full launch in China.

        The following table summarizes the launch date of the games and the number of expansion pack releases since the respective launch for each of our self-developed MMORPGs and the online casual game that we are currently operating in China.

Game	Date of Launch	Number of Expansion Packs Released Since Date of Launch
Perfect World	January 2006	14
Legend of Martial Arts	September 2006	11
Perfect World II	November 2006	14
Zhu Xian	May 2007	16
Chi Bi	January 2008	12
Hot Dance Party	March 2008	9
Pocketpet Journey West	October 2008	1
Battle of the Immortals	April 2009	7
Fantasy Zhu Xian	October 2009	8
Forsaken World	October 2010	5
Dragon Excalibur	October 2010	3
Empire of the Immortals	March 2011	3
Return of the Condor Heroes	September 2012	2
Saint Seiya Online	May 2013	1
Swordsman Online	June 2013	2
Holy King	September 2013	—

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

        Empire of the Immortals.    We launched Empire of the Immortals in March 2011. Following Battle of the Immortals, Empire of the Immortals is the second 2.5D MMORPG in our Immortals franchise. Featuring the international style of the Immortals series and running on an upgraded Cube engine, Empire of the Immortals introduces novel game experiences and exciting visual effects to satisfy various tastes of different players.

        Return of the Condor Heroes.    We launched Return of the Condor Heroes in September 2012 and adopted an item-based revenue model for this game. The game is adapted from Louis Cha's acclaimed martial arts novel of the same name. In a traditional 2D turn-based online game environment, the game adopts some advanced 3D technologies to render delicate visual effects and various fun options to players, providing a refreshing game experience for fans of traditional 2D games. It also introduces a series of new exciting features, including "Qinggong," a gameplay that adopts a style of martial arts with gravity-defying moves, and a powerful pet system.

        Saint Seiya Online.    We launched Saint Seiya Online in May 2013 and adopted an item-based revenue model for this game. This is a 3D comic-based MMORPG adapted from the globally famous comic series "Saint Seiya." The game presents a variety of classic elements from the original comic. Running on our proprietary game engine, Saint Seiya Online renders exquisite graphics, elaborate game design and a smooth and enjoyable game experience to players.

        Swordsman Online.    We launched Swordsman Online in June 2013 and adopted an item-based revenue model for this game. Swordsman Online is a 3D martial arts MMORPG adapted from Louis Cha's acclaimed classic martial arts novel of the same Chinese name. Running on our proprietary "Angelica III" game engine, the game presents exquisite visual effects and recreates the grand and free martial arts world depicted in the original novel. The game also features a refreshing design of martial arts actions and combat, dazzling character skills, and various interesting instances full of fun and challenges. Additionally, the game involves gamers in active interaction with others and embeds captivating story plots.

        Holy King.    We launched Holy King in September 2013 and adopted an item-based revenue model for this game. Holy King is a 3D fantasy MMORPG adapted from the popular online novel of the same Chinese name. Running on our proprietary "Echo" game engine, the game presents an immersive fantasy world with vivid graphics and grand scenery.

        In North America, Europe, Japan, Southeast Asia and Korea, besides localizing and operating some of the above games through our wholly owned subsidiaries, we also operate certain games developed by our U.S.-based subsidiary, Cryptic Studios, as well as games licensed from other developers.

        In addition to the above client-based online games, we also developed and operate several web games such as Touch, and mobile games such as Return of the Condor Heroes.

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

        We were involved in film and television, online reading and other related businesses. We sold the film and television businesses in August 2011 and the online reading business in December 2013 to sharpen our focus on our core online games businesses and maximize shareholder value. See "Item 4. History and Development of the Company."

Our Proprietary Technologies

Game Engines

        Anticipating the potential growth of online games in China and recognizing the importance of possessing our own game engine, we have developed several proprietary game engines for our various types of games. For example, our Angelica 3D game engine enables us to create superior 3D graphics with impressive visual effects, realistically representing real-life characters moving in captivating scenes. Our Angelica 3D game engine employs the latest technology to realize 3D features, including shadow mapping, light reflection and refraction on water surfaces. It also enables characters to fly freely in the game environment, to embrace and thus enhance interaction between players, and enables our game players to create, customize and personalize virtual content and characters.

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

        Our Angelica 3D game engine can support the development of a range of styles of games under various game environments. We have employed this engine and its upgraded versions to develop a number of our existing 3D MMORPGs and our 3D online casual game.

        We have also developed several game engines for our 2.5D and 2D games. For example, our Cube 2.5D game engine, which was used to develop Battle of the Immortals and Empire of the Immortals, balances graphics quality and hardware requirements: it can generate high-quality graphics with 3D depiction of the background, in-game items and characters, while the games developed by Cube engine have relatively low hardware requirements compared to 3D games. Our Cube 2.5D engine adopts angle locking technique and manages to reduce the technical difficulty of graphics display by shielding sky and distant objects in the game scenes.

        Our EPARCH 2D engine, which was used to develop Fantasy Zhu Xian, has the advantages of typical 2D game engines such as highly-refined image quality, compatibility with both high and low end computers and user friendly interface for new game development. In addition, it adopts technologies used in 3D game engines to enable our games to fully utilize hardware potentials. For example, it introduces the concept of altitude into 2D games and creates a realistic flying visual effect within 2D game environment. It can also create various light effects that alter in real time following the change of game environment.

        Our Raider 2D engine, which was used to develop Dragon Excalibur, adopts some technologies used in 3D games in order to render high-quality graphics and special effects, such as more ground layer graphics, enhanced background resolution, dynamic lighting and opaque layering effects. In addition, it adopts an innovative concept to simulate some 3D effects through lens zooming. It also utilizes the capacity of display cards more efficiently for better rendering effects as well as lower CPU usage. With our Raider 2D game engine, players can enjoy more exciting game experiences without sacrificing the advantage of low hardware requirements of typical 2D games.

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

        In various markets, we cooperate with local payment gateways to provide more payment method options to and facilitate convenient paying process for our customers.

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

        We plan to license more of our games to leading online game operators in various countries and regions overseas to further strengthen our global presence. All of the games we license to overseas operators use an item-based revenue model. We work with the licensees to determine the pricing of in-game items based on the local market conditions as well as our input.

        The following table lists the countries or regions where we have licensed our client-based online games.

Game	Country/Region
Perfect World II	Taiwan, Hong Kong, Macau, Vietnam, The Philippines, Brazil, Thailand, Indonesia, and The Russian Federation and other Russian-speaking territories
Zhu Xian	Thailand, Taiwan, The Russian Federation and other Russian-speaking territories and Indonesia
Chi Bi	The Philippines
Hot Dance Party	Malaysia, Singapore, Vietnam, Thailand and The Philippines
Battle of the Immortals	Taiwan, Thailand, Turkey and Azerbaijan
Forsaken World	Taiwan, Indonesia, Thailand, The Russian Federation and other Russian-speaking territories, Brazil, The Spanish-speaking countries in Latin America and Vietnam
Dragon Excalibur	Korea
Empire of the Immortals	Taiwan, Turkey, Azerbaijan and Indonesia
Saint Seiya Online	Taiwan
Swordsman Online	Taiwan and Vietnam
Legend of the Condor Heroes	Taiwan

Marketing and Promotion

        We employ a variety of innovative and traditional marketing and promotional activities to attract new game players and increase revenues from existing players. These activities include tailor-made marketing programs, live promotions, in-game marketing and advertising and online promotions.

        Tailor-Made Marketing Programs.    Based on our extensive local knowledge and experience, we have designed, for each of our games, innovative promotional activities with entertainment and fashion elements. For some of our games, we have appointed celebrities, ranging from pop stars to famous actors and actresses, to be our spokespersons, and have worked with popular bands and singers to record theme songs. For the games that are developed from well-known novels, such as Chi Bi, we cooperated with the film maker to co-promote our game and the movie that is developed from the same novel.

        Live Promotions.    We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as internet café gatherings, player clubs, product press conferences, college marketing, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. For example, we organized Perfect World International Championship for our flagship games. We have promotion personnel to organize cooperative promotion campaigns with local distributors and internet cafés throughout China. We also promote Perfect World's brand and our games by attending various industrial exhibitions, including ChinaJoy Expo game exhibition in China and E3 industrial exhibition in the U.S.

        In-Game Marketing.    We conduct in-game marketing programs for our players from time to time, including player unions and game tournaments. We also frequently post announcements in the game environment to promote new items and features, usually linking with in-game events. Leveraging our in-house development capability, we offer new in-game items periodically, especially around the holidays and certain special events, such as the offering of in-game moon cakes and in-game pets "Jade Rabbit" during the Chinese Moon Festival.

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

Competition

        Competition in the online game market in China and the overseas markets where we offer our games is intense. We believe that the key competitive factors include the design, quality, popularity and price of online games and in-game items, the ability to rapidly update and upgrade games, marketing activities, sales and distribution network and customer service. We compete principally with the following groups of competitors:

  •
  online game developers and operators in China, including Tencent, NetEase, Shanda Games, Changyou, Giant Interactive, Guangyu Huaxia, NetDragon, Kingsoft, Tiancity, Kylin, The9 and other mobile game developers who recently entered into this emerging market; and

  •
  other competitors, including major internet portal operators in China, and game developers and operators in the overseas markets where we offer our games.

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

        We have registered our domain names www.pwrd.com, www.wanmei.com and www.perfectworld.com, and have registered a series of domain names in connection with each of games, including without limitation, www.world2.com.cn, www.wulin2.com, www.w2i.com.cn, www.zhuxian.com, www.chibi.com, www.rwpd.com, www.kdxy.com, www.sgcq.com.cn, www.mhzx.com.cn, www.smdl.com, www.xlzj.com, www.sgsj.com, www.yttlj.com.cn, www.sdxlol.com, http://seiya.wanmei.com, http://xa.wanmei.com and http://sw.wanmei.com with China internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of all of our existing online games with the Trademark Office of the State Administration for Industry and Commerce in China. As of the date of this annual report, the trademark has been registered in classes 9, 16 and 35 in China, the trademark has been registered in classes 9, 16 and 41 in China, the and the trademarks have been registered in class 41 in China, the and the trademarks have been registered in class 9 and 41 in China and the trademark has been registered in class 9 in China. We have registered all of our existing self-developed client-based online games, web games, mobile games and a number of our game engines with the National Copyright Administration for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company's intellectual property to the same extent as the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date.

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

Government Regulations

        Our provision of online games and related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, internet and online games, and regulated by various government authorities, including:

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

  •
  the Tentative Measures for Administration of internet Culture (2011);

  •
  the Tentative Measures for Administration of internet Publication (2002);

  •
  the Notice of Implementing the State Council's "Regulation 'Sanding"' and Relevant Interpretation Issued by State Commission Office for Public Sector Reform ("SCOPSR") and Further Strengthen the Administration and Approval of the Pre-approval and Import of Online Games (2009);

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

  •
  the Notice of the Ministry of Culture on Improving and Enhancing the Management Work of Online Game Content (2009);

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

  •
  the Tentative Measures for Administration of internet Goods and Relevant Services Transactions (2010); and

  •
  Circular of the Ministry of Culture on Implementing the Administrative Measures for Content Self-review of Network Culture Operators(2013).

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

        We conduct our online game and related internet content provision businesses in China through contractual arrangements with PW Network. We used to conduct the online reading business through contractual arrangements with PW Literature before we sold PW Literature to an unrelated party in December 31, 2013. In addition, we use Trendsters Investment as an investment vehicle to hold our investment in a venture capital fund. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. And we plan to conduct a portion of our online games and related internet content provision businesses in China through PW Digital Technology. See "Item 4. Information on the Company—History and Development of the Company." In the opinion of our PRC legal counsel, King & Wood Mallesons, each of the agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, King & Wood Mallesons is of the view that the interpretation and implementation of the laws and regulations in the PRC and their application to and effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the opinion of King & Wood Mallesons herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us to enforce the contractual arrangements should our variable interest entities or their equity holders fail to perform their obligation under those arrangements.

Regulation of Licenses for Online Games and Online Reading

        Online game and online reading operators are required to hold a variety of permits and licenses, which, among others, include:

        ICP License.    Under current Chinese laws and regulations, a commercial operator of internet content provision services must obtain a value-added telecommunications business operating license for internet content provision from the appropriate telecommunications authorities in order to carry on any commercial internet content provision operations in China. Each of PW Network, PW Hefei and PW Literature has obtained the ICP licenses.

        Internet Culture Operation License.    Each ICP license holder that engages in the supply of internet culture products and related services, including provision of online games, must obtain an additional internet culture operation license from the appropriate culture administrative authorities pursuant to the newly issued Tentative Measures for Administration of internet Culture (2011), which superseded the Tentative Measures for Administration of internet Culture (2003, and as amended in 2004). PW Network obtained an internet culture operation license for the operation of online games in May 2008, which was renewed in December 2011. PW Hefei obtained an internet culture operation license for the operation of online games in September 2011. PW Literature obtained an internet culture operation license for the operation of online reading business in July 2009, which was renewed in December 2012.

        Internet Publishing License.    The GAPP that was reorganized as the GAPPRFT in 2013 and the MIIT jointly impose a license requirement for any company that intends to engage in internet publishing, defined as any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. According to the Tentative Measures for Administration of internet Publication (2002), the provision of online games is deemed an internet publication activity. Therefore, online game and online reading operators need to obtain an internet publishing license in order to directly make their online games publicly available in China. Historically, we did not hold such a license as issuances of such licenses were temporarily suspended by the then GAPP. PW Network obtained an internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the internet. PW Hefei obtained an internet publishing license for online game and mobile game publishing in June 2012, which allows PW Hefei to distribute and publish online games and mobile games on the internet. Currently, our self-operated online games are published in China by PW Network or PW Hefei. We have filed internet publication of our client-based online games and self-developed web games with the GAPP, and we are in the process of filing internet publications of our self-developed mobile games.

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

        In the opinion of our PRC legal counsel, King & Wood Mallesons, except as described above, no consent, approval or license other than those already obtained by PW Software, PW Network and PW Literature is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of internet Content

        The Chinese government has promulgated measures relating to internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the GAPP that was reorganized as the GAPPRFT in 2013. These measures specifically prohibit internet activities, which includes the operation of online games and online reading, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an internet content provider or an internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, in accordance with the Provisional Measures for the Regulation of Online Games promulgated by the Ministry of Culture in June 2010, imported online games should be filed with the Ministry of Culture before the operation of the games and domestic online games should be filed with the Ministry of Culture within one month of their operations. We have successfully completed the filings with the Ministry of Culture for our client-based online games Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals, Forsaken World, Dragon Excalibur, Empire of the Immortals, Return of the Condor Heroes, Saint Seiya Online, Swordsman Online, Holy King and DOTA2. We have submitted to the Ministry of Culture the relevant filing documents for our other self-operated online games. We believe that our submissions met all filing requirements. However, we cannot assure you that these submissions will be deemed successfully filed by the Ministry of Culture. Except as described above with respect to the filing of certain online games with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

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

Regulation on Intellectual Property Rights

        The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. We have registered all of our existing self-developed client-based online games, web games, mobile games and a number of our game engines with the National Copyright Administration. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

        The PRC Trademark Law together with its implementation rules protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

Internet Café Regulation

        Internet cafés are required to obtain a license from the Ministry of Culture and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. In 2004, the Ministry of Culture, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new internet café licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to internet cafés, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to internet cafés. As many of our customers access our games website from internet cafés, any reduction in the number, or any slowdown in the growth, of internet cafés in China as a result of any intensified internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new internet cafés for the year of 2007 and enhanced the punishment for internet cafés admitting minors.

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

        Notice 75.    On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. SAFE issued a series of implementation guidance These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles.

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

(5)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners."
(6)
Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners."
(7)
Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with PW Digital Technology and its Equity Owners."
(8)
Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Related Party Transactions—Contractual Arrangements with PW Digital Technology and its Equity Owners."
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

D.    Property, Plants and Equipment

        In the first quarter of 2011, we moved our principal executive offices into an office building of approximately 55,000 square meters that we purchased in Beijing when it became available for occupancy. We also have two office premises of approximately 4,500 square meters and approximately 2,700 square meters located in Beijing, which we purchased in November 2007 and January 2008, respectively. In June 2013, we purchased office premises with an area of approximately 14,140 square meters in Chengdu, and the total purchase price is approximately RMB84.8 million. Our major leased properties in China include approximately 11,700 square meters of office space in Beijing, approximate 6,600 square meters of office space in Shanghai and approximate 1,500 square meters of office space in Hefei. Our U.S. subsidiaries' office lease is for an aggregate of approximately 14,200 square meters. Our Japan office lease is approximately 850 square meters. Our Netherlands office lease is approximately 1,160 square meters. Our Korea office lease is approximately 570 square meters. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers.

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

A.    Operating Results

Overview

        We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2013, according to a report published by the International Data Corporation. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater to changing customer preferences and market trends.

        We currently operate in China a number of our self-developed client-based online games, including ten 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Forsaken World, Saint Seiya Online, Swordsman Online and Holy King, two 2.5D MMORPGs, Battle of the Immortals and Empire of the Immortals, two 2D turn-based MMORPG, Fantasy Zhu Xian and Return of the Condor Heroes, a 2D real-time MMORPG, Dragon Excalibur, and an online casual game, Hot Dance Party.

        In North America, Europe, Japan, Southeast Asia and Korea, we localize and operate some of the above games through our wholly owned subsidiaries. In some of these markets, we also operate certain games developed by our U.S.-based subsidiary Cryptic Studios such as Neverwinter, as well as games licensed from other developers.

        In addition to the above client-based online games, we also developed and operate several web games such as Touch, and mobile games, such as Return of the Condor Heroes.

        We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other self-developed online games, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2011, 2012 and 2013, a substantial majority of our online game operation revenues were generated through this item-based revenue model. Although a majority of our revenues are generated in China, as of the date of this annual report, we have exported a number of our games to various countries and regions, and we plan to export these games and our new games to more countries and regions. We generated revenues of RMB3.0 billion, RMB2.8 billion and RMB3.1 billion (US$504.3 million) in 2011, 2012 and 2013, respectively. We achieved net income of RMB984.0 million, RMB540.7 million and RMB542.4 million (US$89.6 million) in the years ended December 31, 2011, 2012 and 2013, respectively.

        To sharpen our focus on our core online game development and operation business, we sold the film and television business to a related party in August 2011 and the online reading business to an unrelated party in December 2013. As a result, the film and television business and the online reading business are accounted for as a discontinued operations and our consolidated statements of income and comprehensive income in this annual report separates the discontinued operations from our remaining business operations for all years presented.

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

Revenues

        For the years ended December 31, 2011, 2012 and 2013, we generated revenues of RMB3.0 billion, RMB2.8 billion and RMB3.1 billion (US$504.3 million), respectively. We expect that our future revenue growth will be primarily driven by our launch of additional games, increasing monetization of our existing games, and expansion of our overseas business. For the years ended December 31, 2011, 2012 and 2013, our online game operation revenues are net of sales discounts and rebates to our distributors, which averaged approximately 10.5%, 10.3% and 9.4%, respectively, of the face value of our prepaid cards sold to our distributors. The following table sets forth the revenues generated from our online game operations and licensing, and from other sources, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation revenues	2,708,507	90.8	2,499,419	90.2	2,800,321	462,580	91.7
Licensing revenues	246,823	8.3	171,564	6.2	149,318	24,665	4.9
Other revenues	28,107	0.9	99,604	3.6	103,024	17,018	3.4

Total revenues	2,983,437	100.0	2,770,587	100.0	3,052,663	504,263	100.0

  Online Game Operation Revenues

        In 2011, 2012 and 2013, the majority of our revenues were generated from our online game operations. We launched our first game, Perfect World, in China in January 2006, using the time based revenue model. In 2011, 2012 and 2013, 0.9%, or RMB23.4 million, 1.1%, or RMB27.4 million and 0.9%, or RMB24.1 million (US$4.0 million), of our online game operation revenues were derived from this game, respectively. With respect to games operated under the time-based revenue model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based revenue model will remain a small portion of our online game operation revenues as we began to use the item-based revenue model in September 2006 and plan to continue to use that model for our new online games in the future.

        We launched additional self-developed online games using the item-based model in China: Legend of Martial Arts in September 2006, Perfect World II in November 2006, Zhu Xian in May 2007, Chi Bi in January 2008, Hot Dance Party in March 2008, Pocketpet Journey West in October 2008, Battle of the Immortals in April 2009, Fantasy Zhu Xian in October 2009, Forsaken World in October 2010, Dragon Excalibur in October 2010, Empires of the Immortals in March 2011, Return of the Condor Heroes in September 2012, Saint Seiya Online in May 2013, Swordsman Online in June 2013 and Holy King in September 2013, as well as a number of web games and mobile games. In North America and Europe, through PW USA and PW Europe, we operate a number of our own games including some games developed by our wholly owned U.S. based subsidiary Cryptic Studios, as well as several games that we licensed from other developers. In Japan, through C&C Media, we operate a number of our own games and some games licensed from other developers. In Southeast Asia and Korea, we operate several of our own games through PW Hong Kong and NGL, respectively.

        In 2011, 2012 and 2013, a substantial amount of our online game operation revenues were derived from our games using the item-based revenue model. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the monetization level of our games. We expect that revenues derived from our games operated under the item-based revenue model will remain a dominant source of our online game operation revenues in the foreseeable future.

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

        The following table sets forth, for the periods indicated, certain operating statistics for PC online games under operation in Mainland China.

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Quarterly average concurrent users	554,000	742,000	778,000	803,000

        Average concurrent users, or ACU, for any of our online games operated in China is the number of users logged on to that game at particular points of time with 5-minute intervals. The daily average concurrent users for that game is determined by averaging the 5-minute interval data over the course of a day. The daily average data are then averaged over the course of a month to derive the monthly average concurrent users of the game. Quarterly average concurrent users for a game is the average of monthly average concurrent users of such game during the relevant quarter. The increase of ACU during the fiscal year 2013 was mainly attributable to the strong performance of our major new games. Although ACU does not always correlate with changes in our domestic online game revenues, we believe that ACU reflects the popularity and health of our games in the long run.

        The following table sets forth, for the periods indicated, certain operating statistics for our client-based online games under the item-based revenue model.

	For the Year Ended December 31,
	2011	2012	2013
Annual active charging accounts (in thousands)(1)	3,605	3,009	3,323
Annual average revenue per active charging accounts (in RMB)(2)	741	817	784

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

  Licensing Revenues

        In 2011, 2012 and 2013, we recorded revenues of RMB246.8 million, RMB171.6 million and RMB149.3 million (US$24.7 million), respectively, for the initial fees and usage-based royalties we earned from licensees of our online games. Licensing revenues represented 8.3%, 6.2% and 4.9% of our total revenues in 2011, 2012 and 2013, respectively. Majority of our licensing revenues were generated from overseas. As of the date of this annual report, we have licensed a number of our games to leading game operators overseas. All of these licensed games are operated under the item-based revenue model by the respective operators.

        Under our license agreements with licensees, we are generally entitled to receive from the licensees an initial fee and ongoing usage-based royalties. The usage-based royalties are generally determined based on the amount of money charged to players' accounts or service fees payable by players in a given country or region. We plan to further strengthen our global presence by licensing more of our existing games and new games we develop in the future to leading online game operators in various countries and regions overseas.

  Other revenues

        In 2011, 2012 and 2013, we recorded other revenues in the amount of RMB28.1 million, RMB99.6 million and RMB103.0 million (US$17.0 million), which represented 0.9%, 3.6% and 3.4% of our total revenues, respectively. Other revenues included, among others, revenues generated from Torchlight series, our pay-per-install games developed by our majority owned subsidiary Runic Games.

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

        We offer a discount to the face value of our game cards to our customers. We also offer certain volume rebate as a percentage of the face value of our game cards to our major distributors in China if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. Therefore, we estimate that the average total discount rate we have offered to all of our distributors in China was approximately 10.5%, 10.3% and 9.4% for the years ended December 31, 2011, 2012 and 2013, respectively, of the face value of our game cards.

        Licensing.    Under our license agreements with licensees, we are generally entitled to receive, from the licensees, an initial fee and ongoing usage-based royalties. The ongoing usage-based royalties are generally determined based on the amount of money charged to players' accounts or service fees payable by players in a given country or region. We generally receive ongoing usage-based royalties on a monthly basis. We generally receive our initial fees in installments, usually within several days after the signing of the license agreements or the commencement of the closed beta testing, the open beta testing and/or the commercial launch of our games, respectively. In some cases, in consideration of the initial fees, we are required to provide a combination of licenses to use the software, training and post contract services, such as provision of when-and-if-available or periodic upgrades to the games, during the license period. In other cases, we are required to provide free post-contract customer support, or

PCS, in the first year of the licensing period to the licensees who have the option to acquire the PCS at certain percentage of the initial fees after the first year of the licensing period.

  Revenue Recognition

        Online game operations.    To use the online points on a prepaid card, a player must activate the card by using an access code and password to transfer the online points on the card to such player's personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2012 and 2013, our advances from customers amounted to RMB133.9 million and RMB102.5 million (US$16.9 million), respectively, and our deferred revenues related to online game operations amounted to RMB411.0 million and RMB774.6 million (US$128.0 million), respectively.

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

        In certain licensing arrangements, we provide PCS for the first year, which include free upgrades, maintenance support and training. The licensee has the option to purchase PCS in subsequent years at a specified renewal rate. In these arrangements, we allocate the initial fee into two parts. The first part represents the license of the game and is recognized as revenue upon commercial launch. The second part represents PCS and is recognized ratably over the one-year PCS period.

        In other licensing arrangements, we provide PCS over the full licensing period without additional charge. In those cases, the total amount of the initial fee is recognized ratably over the full contractual licensing period.

        According to the license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of money charged to the players' accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

        For more details of our revenue recognition policies for our revenues from online game operations and licensing, see "—Critical Accounting Policies—Revenue Recognition."

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

        Server and bandwidth leasing fees were equal to 2.4%, 2.8% and 3.5% of our revenues in 2011, 2012 and 2013, respectively. We rent communication bandwidth to connect our game operating networks to the internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. We expect our payments for bandwidth leasing fees will increase in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. We purchase majority of the servers for the operation. To ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

        Salary and benefits expenses were equal to 4.4%, 5.2% and 5.1% of our revenues in 2011, 2012 and 2013, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

        The amount of net VAT and business tax with related surcharge included in cost of revenues for the years ended December 31, 2011, 2012 and 2013 was RMB126.7 million, RMB117.6 million and RMB157.8 million (US$26.1 million), respectively, equal to 4.2%, 4.2% and 5.1% of our revenues in 2011, 2012 and 2013, respectively. Our subsidiaries and variable interest entities incorporated in China were subject to a 5% business tax on revenues generated from our online game businesses in the PRC. Starting from September 1, 2012, our subsidiaries and variable interest entities incorporated in China are subject to VAT at an effective rate of 6% for revenues derived from overseas licensing. In addition, according to the applicable tax rules and regulations, being a technology development business and technology export enterprise, an entity may enjoy VAT exemption for revenues generated from software development and relevant technology consulting services, and oversea licensing, respectively. Our sales proceeds from online game operation in Japan and the Netherlands are subject to consumption tax at a rate of 5% and VAT at a rate of 21%, respectively.

        The amount of depreciation and amortization expenses included in cost of revenues for the years ended December 31, 2011, 2012 and 2013 was RMB84.3 million, RMB88.7 million and RMB108.8 million (US$18.0 million), respectively, equal to 2.8%, 3.2% and 3.6% of our revenues in 2011, 2012 and 2013, respectively. Depreciation and amortization expenses comprise primarily of depreciation and amortization expenses of servers, computer equipment and copyrights that are directly related to our business operation. We expect our depreciation and amortization expense to increase as we purchase additional servers, computer equipment and office premises to meet the needs of our business expansion.

        The amount of revenue-sharing cost or royalties paid to third parties for the years ended December 31, 2011, 2012 and 2013 was RMB17.2 million, RMB41.0 million and RMB103.8 million (US$17.2 million), respectively, equal to 0.6%, 1.5% and 3.4% of our revenues in 2011, 2012 and 2013, respectively. Revenue-sharing cost consists primarily of license fees and royalty fees paid to third parties related to our client-based online games, as well as revenue sharing with mobile game distribution platforms.

Operating Expenses

        Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses, each of which include share-based compensation.

We expect that our operating expenses will increase in the future as we further expand our game portfolio, enhance our research and development and sales and marketing activities.

  Research and Development Expenses

        Research and development expenses were equal to 22.3%, 28.8% and 29.0% of our revenues in 2011, 2012 and 2013, respectively. From April of 2010, due to the extended game development cycle and the incurrence of material online game development costs, we started to capitalize the qualified online game development costs as intangible assets. For the years ended December 31, 2011, 2012 and 2013, the amount of online game development costs capitalized as intangible assets was approximately RMB12.5 million, RMB5.9 million and RMB47.9 million (US$7.9 million), respectively, the increase in 2013 is primarily due to the increasing online game development activities and expenditure associated with new games during 2013 that met the conditions of capitalization in accordance with our accounting policy, see "—Critical Accounting Policies—Software Development Costs." Our research and development expenses consist primarily of salary and benefits expenses of personnel engaged in the research and development of our game engines, game development platforms and online games, share-based compensation expenses, and rental cost for the premises used in our development of online game products. We expect that our research and development expenses will increase in the near future as we plan to increase research and development expenditures to develop more MMORPGs and other online games, and upgrade our proprietary game engines and game development platforms.

  Sales and Marketing Expenses

        Sales and marketing expenses were equal to 16.5%, 18.8% and 23.9% of our revenues in 2011, 2012 and 2013, respectively. Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits of our sales and marketing personnel. Our advertisement and promotion expenses include advertising payments to various online game sites and game magazines and other advertising service providers as well as expenses for sponsoring media events. We plan to intensify our marketing and promotional efforts and thus increase our sales and marketing expenses when we launch new games in the future.

  General and Administrative Expenses

        General and administrative expenses were equal to 9.8%, 11.1% and 10.2% of our revenues in 2011, 2012 and 2013, respectively. Our general and administrative expenses consist primarily of salary and benefits and share-based compensation expenses for general management, finance and administrative personnel and professional service fees for services rendered in connection with our acquisition, audit and tax consultation. We expect that our general and administrative expenses will increase due to, among other things, our overall operational expansion.

  Goodwill impairment

        Goodwill impairment was RMB40.8 million and RMB77.3 million (US$12.8 million) for the years ended December 31, 2012 and 2013, respectively, which primarily comprised impairment associated with our Japanese subsidiary. We did not incur any goodwill impairment for the year ended December 31, 2011. For goodwill impairment, see "—Critical Accounting Policies—Goodwill."

  Share-based Compensation Expenses

        We have adopted share incentive plans to motivate, attract and retain employees, directors and consultants, and promote the success of our business. See "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan." As of December 31, 2013, there were outstanding options to purchase a total of 28,396,815 Class B ordinary shares. The amounts of these share-based compensation charges were RMB104.7 million, RMB71.1 million and RMB75.9 million (US$12.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the unamortized compensation expenses in connection with our outstanding options were RMB101.8 million (US$16.8 million). In addition to options, in 2013 our board of directors approved a grant of restricted shares representing 30% equity interest of a wholly controlled entity of the Company to the management of the entity as an equity incentive. As of December 31, 2013, the restricted shares were fully vested and the compensation cost amounting to RMB21.5 million (US$3.5 million), which was measured at the grant date based on 30% of the fair value of the entity was recorded as expense accordingly. The fair market value of the entity was estimated by using a combination of the income approach and market approach.

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

  United States

        PW USA, Runic Games, Cryptic Studios and Unknown Worlds are generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, are also subject to tax at the state level. State tax rates vary by jurisdiction.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. In addition, payments of dividends from PW Hong Kong to us are not subject to any Hong Kong withholding tax.

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

  Japan

        The corporate income tax rate applicable to C&C Media and CCO Co., Ltd is 40.7% before April 1, 2012 and 38.0% from April 1, 2012 to December 31, 2013.

  Korea

        NGL is generally subject to corporate income tax rates ranging from 11.0% to 24.2%.

  Thailand

        PW Thailand is subject to a corporate income tax rate of 20%.

  PRC

  PRC Corporate Income Tax

        On March 16, 2007, the National People's Congress of PRC enacted a corporate income tax law, under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to corporate income tax at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "software enterprises" and/or "high and new technology enterprises," whether FIEs or domestic companies. The corporate income tax law became effective on January 1, 2008.

        Under the corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008 to December 31, 2012, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

        PW Network has been qualified as a "high and new technology enterprise" under the corporate income tax law from 2008 to 2013 and maintained its "software enterprise" status from 2008 to 2013. PW Network elected to enjoy the preferential tax treatment as the "software enterprise." Therefore, PW Network was entitled to the tax exemption in 2008 and a 50% income tax reduction to a rate of 12.5% from 2009 to 2011. PW Network enjoyed a preferential tax rate of 15% in 2012 and 2013 as a "high and new technology enterprise."

        PW Software has been qualified as a "high and new technology enterprise" from 2008 to 2013. Therefore, PW Software was entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% from 2010 to 2012. PW Software enjoyed a preferential tax rate of 15% in 2013 as a "high and new technology enterprise."

        Shanghai PW Network has been qualified as having "software enterprise" status from 2009 to 2013. Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and was subject to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013.

        Beijing Perfect World Digital Entertainment Software Co., Ltd., or PW Digital Software and Beijing Perfect World Digital Entertainment Co., Ltd., or PW Digital, have been qualified as having "software enterprise" status from 2010 to 2013. PW Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and were subject to a 50% income tax reduction to a rate of 12.5%

in 2012 and 2013. PW Digital Software and PW Digital will continue to enjoy the same tax reduction in 2014, provided that they each continue to be qualified as a "software enterprise" during such period.

        PW Game Software has been qualified as having "software enterprise" status from 2010 to 2013. PW Game Software achieved cumulative taxable income for the year ended December 31, 2013. PW Game Software was entitled to the tax exemption in 2013. PW Game Software will continue to enjoy the same tax exemption in 2014 and will be subject to a 50% income tax reduction to a rate of 12.5% from 2015 to 2017, provided that it continues to be qualified as a "software enterprise" during such period.

        Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software, PW Digital and PW Game Software, our other major China-based subsidiaries and variable interest entities are subject to a 25% corporate income tax rate.

        Furthermore, under the corporate income tax law, a "PRC resident enterprise," which includes an enterprise established outside of China with its "de facto management body" located in China, is subject to PRC corporate income tax. If the PRC tax authorities subsequently determine that Perfect World Co., Ltd. and our subsidiaries established outside of China should be deemed as resident enterprises, our global income, including overseas licensing fees directly payable to Perfect World, will be subject to PRC corporate income tax at a rate of 25%. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income may be subject to PRC tax under the corporate income tax law, which would have a material adverse effect on our results of operations."

  PRC Business Tax and VAT

        We have adopted the gross presentation for VAT and business tax, and therefore VAT and business tax are included in revenues and cost of revenues.

  Transition from PRC Business Tax to PRC Value Added Tax

        A pilot program for transition from business tax to VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. On August 1, 2013, all regions in China have launched the pilot program.

  VAT

        Prior to the pilot program, our subsidiaries and variable interest entities incorporated in China were subject to business tax. After the launch, our subsidiaries and variable interest entities incorporated in China are subject to VAT at an effective rate of 6% for revenues derived from overseas licensing, software development and relevant technology consulting services. In addition, according to the applicable tax rules and regulations, being a technology development business and technology export enterprise, an entity may enjoy VAT exemption for revenues generated from software development and relevant technology consulting services, and overseas licensing, respectively.

        Our sales proceeds from online game operation in Japan and the Netherlands are subject to consumption tax at a rate of 5% and VAT at a rate of 21%, respectively.

  Business tax

        Revenues generated from online game operations are not affected by the pilot program. Our variable interest entities incorporated in China are subject to business tax ranging from 3% to 5% depending on local tax policies plus related surcharges on revenues from online game operations. Business tax and the related surcharges are recognized when the revenue is earned.

  Withholding Tax on Undistributed Dividends

        Under the PRC corporate income tax law which went into effect on January 1, 2008, dividends attributable to earnings generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). As PW Hong Kong, which holds 100% equity interest of PW Software, Shanghai PW Software and PW Game Software, is a Hong Kong tax resident, dividends declared by our aforesaid PRC subsidiaries to PW Hong Kong should be subject to the withholding tax at a rate of 5%.

        For the potential distribution of dividends to our shareholders, we accrue and record the withholding income tax for all standalone undistributed earnings of our PRC subsidiaries. For the years ended December 31, 2011, 2012 and 2013, withholding taxes of RMB76.4 million, RMB19.6 million and RMB26.5 million (US$4.4 million) were accrued and recorded as deferred tax liabilities, respectively. For our variable interest entities, we will continue to indefinitely reinvest the remaining undistributed earnings to fulfill working capital needs and non-cancellable contractual commitments, to fund capital expenditures to expand our business in China. The unrecognized deferred tax liabilities related to the withholding tax on undistributed earnings of our variable interest entities at a rate of 5% as of December 31, 2012 and 2013 were approximately RMB60.5 million and RMB69.8 million (US$11.5 million), respectively.

  Withholding Tax on License Fees and Royalties in Various Countries

        Our subsidiaries and variable interest entities which license our game to certain overseas licensees are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. Our overseas licensees pay the withholding taxes to the local tax authorities on our behalf. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. We recognized RMB20.3 million, RMB9.9 million and RMB8.2 million (US$1.4 million) as income tax expense related to withholding taxes for the years ended December 31, 2011, 2012 and 2013, respectively.

Inflation

        Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Revenue Recognition

  Online game operation revenues.

  MMORPGs

        Most of our revenues are earned through providing online game operation services to players. We have been providing online game services for our client-based MMORPGs to our players pursuant to a time-based revenue model and an item-based revenue model. Under the time-based revenue model, we charge players based on the time they spend playing our games. Under the item-based revenue model, the basic game play functions are free of charge, and we charge users for purchases of in-game items.

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

        For PRC self-developed games with more than 3-year operating history, we determine the estimated player life separately for each of our individual games. For the games developed by our overseas subsidiaries, given the fact that the games are considerably different from those developed by our PRC team in game design and concept, playing manner, game environment setting, monetization strategy and target customer groups, we start to estimate the game's own estimated player life after the game's operating history reaches 18 months. For games without sufficient operating history, we consider estimated player life for our other games with similar characteristics, as well as other factors such as acceptance and popularity of the games and the future operating strategies for the games to determine the estimated player life of the games. Those factors are subjective and require judgment.

        In addition, we have adopted the policy of performing the reassessment of the estimated player life of each game twice a year in various quarters on a rotating basis for the games with the operating history less than five years and once a year for the games with the operating history more than five years. We will keep revising such estimates in the future as the games' operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of lives of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

        For the years ended December 31, 2011, 2012 and 2013, the estimated player life of our different games that generated more than 90% of our revenues ranged from 265 days to 410 days, 155 days to 491 days and 107 days to 561 days, respectively. The increase in the upper end of the estimated player life is primarily due to the longer estimated player life in foreign countries based on the analysis of the overseas player behavior patterns as a result of our continuous expansion in overseas online game markets. The operating history and data collected for certain games have exceeded 3 years and we adopted the estimated player life for each of these individual games in 2013, which resulted in the decrease in the lower end of the estimated player life.

        Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. We provide sales incentives in the form of rebates to major distributors that meet or exceed the sales target. Accrued rebates, which are settled in the form of additional free prepaid cards, will result in higher average discount rate on in-game points, and will partially delay the revenue recognition until the consumption of free prepaid cards. According to our published expiration policy, prepaid cards will expire on the expiration date printed thereon. The proceeds from the expired prepaid cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2011, 2012 and 2013, we recognized RMB10.6 million, RMB4.4 million and RMB1.6 million (US$0.3 million) as other income from expired cards, respectively.

        In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player's personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that we would provide further online game service with respect to such online points is remote. We recognized revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. We believe we have sufficient operating history to reliably estimate the inactive players' churn rate. We have adopted the policy of performing the reassessment of the estimated churn rate annually and considered its estimates to be reasonable. For the years ended December 31, 2011, 2012 and 2013, we recognized RMB103.9 million, RMB98.4 million and RMB98.4 million (US$16.3 million), respectively, as revenue from the unused game points and items in the accounts inactive for greater than 360 consecutive days.

        For the years ended December 31, 2011, 2012 and 2013, the amount of revenues attributable to consumable virtual goods were RMB2,064.6 million, RMB1,799.7 million and RMB1,845.6 million (US$304.9 million), respectively, and the amount of revenues attributable to permanent virtual goods were RMB469.2 million, RMB424.7 million and RMB661.9 million (US$109.3 million), respectively.

  Mobile games

        We primarily operate self-developed mobile games under an item-based revenue model, and generate mobile game revenues from the sale of virtual currency that can be redeemed in the game for virtual items.

        We record revenue generated from self-developed mobile games on a gross basis as the Company is acting as the principal and the primary obligor to end-users for the games distributed through digital storefronts. The principal agent consideration is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) change the product or perform part of the service and (iv) have involvement in the determination of product and service specifications.

        We recognize revenue, when persuasive evidence of an arrangement exists, the service has been provided to the end-users, the price paid by the user is fixed or determinable, and collectability is reasonably assured. Consistent with the our revenue recognition policies for MMORPGs, under the item-based revenue model, for the purposes of determining when the service has been provided to the end-users, we have determined that an implied obligation exists to the paying user to continue displaying the purchased virtual items within the game over the virtual items' estimated useful lives. However, currently, due to the system limitation on data collection of mobile games, we do not have the ability to differentiate the redemption respectively on consumable or permanent items and track the consumption of each consumable item. Therefore, we recognizes revenue from the sale of virtual currency and other virtual items ratably over the estimated average playing period of paying users, or "estimated player pay life," which is the average period between the first date the paying players charge online points to their accounts and the last date these paying players would play the game. The estimated player pay life was determined to be three months, which is calculated by analyzing the historical mobile game operating data and is assessed periodically.

        We believe our estimates to be reasonable in view of actual mobile game operating data available, characteristics of mobile games in design and operations, as well as common practices in industry. However, given the relatively short operation history of our mobile games, the estimate of player pay life may not accurately depict such period. We will keep revising such estimates in the future as the games' operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of player pay life may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

  VAT

        We have adopted the gross presentation for VAT and business tax, therefore VAT and business tax are included in revenues and cost of revenues. The amount of net VAT and business tax with related surcharge included in our cost of revenues for the years ended December 31, 2011, 2012 and 2013 were RMB126.7 million, RMB117.6 million and RMB157.8 million (US$26.1 million), respectively.

  Licensing revenues.

        We enter into licensing arrangements with licensees to operate our games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

        In certain licensing arrangements, we provide free upgrades, maintenance support and training (i.e. PCS) for the first year, and the licensee has the option to purchase PCS in subsequent years at a specified renewal rate. In these arrangements, we allocate the initial fee into two parts. The first part represents the license of the game and is recognized as revenue upon commercial launch. The second part represents PCS and is recognized ratably over the one-year PCS period.

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

Consolidation of Variable Interest Entities

        PRC laws and regulations currently prohibit or restrict foreign invested companies from holding certain licenses required to operate online games and online reading services, including internet content provision, internet culture operation and internet publishing licenses, or engaging in the investment in certain technology, media and telecommunications sectors. In light of these restrictions, we rely on our variable interest entities to hold and maintain the licenses necessary to operate the online games or investment in certain technology, media and telecommunications companies in China. We have entered into a series of contractual arrangements with PW Network and its equity owners, PW Literature and its equity owners, Perfect Moment and its equity owners, Trendsters Investment and its equity owners and PW Digital Technology and its equity owners, respectively. As a result of these contractual arrangements, we have the ability to effectively control PW Network, PW Literature, Perfect Moment, Trendsters Investment and PW Digital Technology, and we are considered the primary beneficiary of these entities, and accordingly these entities are variable interest entities of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. In December 2013, we entered into a definitive agreement to sell PW Literature to an unrelated party. Upon the closing of this transaction in December 2013, PW Literature ceased to be our variable interest entity. We have consulted our PRC legal counsel in assessing our ability to control PW Network, PW Literature, Perfect Moment, Trendsters Investment and PW Digital Technology through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

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

        The evaluation of technological feasibility establishment requires significant judgment and is carried out on a product-by-product basis. Typically the establishment of technological feasibility is featured by the completion of both technical design and game design documentation, and only occurs when the online games have a proven ability to be operated in the online game environment in the market. Online game products development costs consist primarily of salaries and benefits paid, depreciation and other expenses in relation to the development, maintenance, monitoring and management of our online game products.

        For the years ended December 31, 2011, 2012 and 2013, the amount of online game development costs capitalized as intangible assets was approximately RMB12.5 million, RMB5.9 million and RMB47.9 million (US$7.9 million), respectively.

Long-Lived Assets—Property, Equipment and Intangible Assets

        Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, generally 33 to 45 years for buildings, 20 years for office improvements and between four and six years for all other property and equipment. Amortization of intangible assets is computed using a straight-line method over the estimated useful lives of the assets, which are generally one to twenty years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

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

        The impairment charges of intangible assets recorded in cost of revenue for the years ended December 31, 2011, 2012 and 2013 amounted to nil, RMB11.2 million and nil, respectively. The impairment charges of intangible assets recorded in general administration expenses for the years ended December 31, 2011, 2012 and 2013 amounted to nil, RMB1.6 million and RMB5.0 million (US$0.8 million), respectively. The impairment charge of long-lived assets recorded in cost of revenue for the years ended December 31, 2011, 2012 and 2013 amounted to nil, RMB8.1 million and RMB18.9 million (US$3.1 million), respectively.

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

        Subsequent to the sale of our film and television business, we have determined that we operate in two principal operating segments: (i) PRC operations and (ii) International operation. Under PRC operating segment, we identified one reporting unit as PRC online game business for goodwill impairment testing.

        Under international operating segment, we identified the following four reporting units for goodwill impairment testing: Runic Games, C&C Media, US online game business and Unknown Worlds. During our annual goodwill impairment assessment, we recognized an impairment charge of RMB77.3 million (US$12.8 million) associated with our C&C media reporting unit in view of sequential decline of revenues generated from client-based MMORPGs operated by C&C media. The underperformance is mainly because of the explosive growth and increasing popularity of mobile games in Japan market in recent years especially in 2013, which has negatively affected our client-based MMORPG operating in Japan. Thereafter, all goodwill arising from the acquisition of C&C Media in April 2010 was fully impaired. The impairment assessment on C&C Media goodwill weighted the results from the income approach and considered a combination of factors, including but not limited to, market conditions, expected future cash flows, growth rates and discount rates, which requires us to make certain assumptions and estimates regarding industry economic factors and future profitability of the business.

        We recorded goodwill impairment charges amounted to nil, RMB40.8 million and RMB77.3 million (US$12.8 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Share-Based Compensation Expenses

  Share incentive plan

        In September 2006, we adopted a share incentive plan, which was subsequently supplemented and amended. Prior to the amendment to the plan in February 2009, 32,145,000 Class B ordinary shares have been reserved for future issuance under the share incentive plan. On February 28, 2009, our shareholders approved an amendment to the share incentive plan that effectively increased the number of Class B ordinary shares authorized for issuance under the share incentive plan by 10,000,000. The 10,000,000 additional Class B ordinary shares were registered for issuance pursuant to a registration statement on Form S-8 filed on August 10, 2009 (File No. 333-161193). On November 14, 2009, our shareholders approved a further amendment to the share incentive plan that increased the number of Class B ordinary shares authorized for issuance under the share incentive plan to 44,645,000. In addition, the option expiry date was changed to the earlier of (i) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement, (ii) three months after the termination of service with us other than for disability or death, or (iii) one year after the termination of service with us due to disability or death. The amendment applies to share options granted after

November 14, 2009. On August 14, 2010, our shareholders approved a 2010 Share Incentive Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance and such shares were registered on Form S-8 filed on September 13, 2010 (File No. 333-169333). On November 22, 2013, our shareholders approved a 2013 Share Incentive Plan, 5,024,818 shares have been reserved in the award pool for future issuance. Starting January 1, 2015, the award pool will be increased by a number on the first day of each year equal to 2% of the then total number of Class B ordinary shares outstanding, provided that at no time the unissued shares reserved in the award pool immediately after such annual increase shall exceed 5% of the then total number of Class B ordinary shares outstanding.

  Share Incentive Awards

        During 2013, we granted options to purchase an aggregate of 12,700,000 Class B ordinary shares to some of our senior executives and employees. In addition to service-based share options, we granted performance-based share options to our officers and employees.

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

        In 2013, our board of directors approved a grant of restricted shares representing 30% equity interest of a wholly controlled entity of us to the management of the entity as an equity incentive. As of December 31, 2013, the restricted shares were fully vested and the compensation cost amounting to RMB21.5 million (US$3.5 million), which was measured at the grant date based on 30% of the fair value of the entity was recorded as expense accordingly. The fair market value of the entity was estimated by using a combination of the income approach and market approach.

Income Taxes

        We account for income taxes as described in note 3(22) and note 20 in our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets if and when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. When there is no clarity in the change of the PRC corporate income tax, we would accrue based on tax law requirements and then subsequently evaluate whether there is any new information that would change the accrual. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could make our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

        Our subsidiaries and variable interest entities which license our games to certain overseas licensees are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. Our overseas licensees pay the withholding taxes to the local tax authorities on our behalf. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. Accordingly, we recognized the foreign income tax of approximately RMB20.3 million, RMB9.9 million and RMB8.2 million (US$1.4 million) in our consolidated financial statements as income tax expense in 2011, 2012 and 2013, respectively.

        Under the PRC corporate income tax law which went into effect on January 1, 2008, dividends attributable to earnings generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). As PW Hong Kong, which holds 100% equity interest of PW Software, Shanghai PW Software and PW Game Software, is a Hong Kong tax resident, dividends declared by our aforesaid PRC subsidiaries to PW Hong Kong should be subject to the withholding tax at a rate of 5%.

        For the potential distribution of dividends to our shareholders, we accrue and record the withholding income tax for all standalone undistributed earnings of our PRC subsidiaries. For the years ended December 31, 2011, 2012 and 2013, withholding taxes of RMB76.4 million, RMB19.6 million and RMB26.5 million (US$4.4 million) were accrued and recorded as deferred tax liabilities, respectively. For our variable interest entities, we will continue to indefinitely reinvest the remaining undistributed earnings to fulfill working capital needs and non-cancellable contractual commitments, to fund capital expenditures to expand our business in China. The unrecognized deferred tax liabilities related to the withholding tax on undistributed earnings of our variable interest entities at a rate of 5% as of December 31, 2012 and 2013 were approximately RMB60.5 million and RMB69.8 million (US$11.5 million), respectively.

        The guidance on accounting for uncertainties in income taxes prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes.

Foreign Currency Translation

        Our reporting currency is Renminbi ("RMB"). The functional currency of Perfect World Co., Ltd., our Cayman Island holding company, is US dollars. The functional currency of our international subsidiaries is evaluated on a case-by-case basis and is often the local currency. On December 1, 2013, PW Hong Kong changed its functional currency prospectively from RMB to USD to reflect the increased concentration of its activities in US dollars. The change was triggered by the completion of the reorganization of our overseas business structure, following which PW Hong Kong became the parent of our overseas subsidiaries in Europe, US, Japan and Korea. The change in functional currency of PW Hong Kong has immaterial impact on our consolidated financial statements for the year ended December 31, 2013.

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

        The financial statements of our overseas subsidiaries are translated from their functional currency into RMB, our reporting currency. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet dates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting foreign currency translation adjustments are recorded as accumulated other comprehensive income/(loss) in shareholders' equity.

        If our operational strategies change in the future, there may be changes in our functional currency.

Equity investment

        Our equity investments are comprised of investments in privately held companies. We account for an equity investment over which we have significantly influence but do not own a majority equity interest or lack of control using the equity method. For equity investment over which we do not have significant influence, the cost method accounting is used. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information including recent financing rounds. No impairment charges were recorded for the years ended December 31, 2011, 2012 and 2013.

Recent Accounting Pronouncements

        In March of 2013, the FASB issued guidance on "Foreign Currency Matters, Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In March of 2013, the FASB issued guidance on "Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is "available" is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In June 2013, the FASB issued the guidance on "Financial Services—Investment Companies, amendments to the scope, measurement, and disclosure requirements." The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. The amendments require an investment company to measure non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting. The amendments require the following additional disclosures: (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity's status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The amendments are effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013. Earlier application is prohibited. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

Results of Operations

        The following table sets forth a summary of our consolidated statements of income and comprehensive income as a percentage of net revenues for the periods indicated.

	For the year ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statements of Income and Comprehensive Income Data:
Online game operation revenues	2,708,507	90.8	2,499,419	90.2	2,800,321	462,580	91.7
Licensing revenues	246,823	8.3	171,564	6.2	149,318	24,665	4.9
Other revenues	28,107	0.9	99,604	3.6	103,024	17,018	3.4
Total revenues	2,983,437	100.0	2,770,587	100.0	3,052,663	504,263	100.0
Cost of revenues(1)	(479,878)	(16.1)	(539,936)	(19.5)	(711,648)	(117,556)	(23.3)
Gross profit	2,503,559	83.9	2,230,651	80.5	2,341,015	386,707	76.7
Research and development expenses	(664,355)	(22.3)	(797,067)	(28.7)	(886,084)	(146,371)	(29.0)
Sales and marketing expenses	(492,313)	(16.5)	(520,620)	(18.8)	(729,657)	(120,531)	(23.9)
General and administrative expenses	(292,622)	(9.8)	(306,256)	(11.1)	(310,044)	(51,216)	(10.2)
Goodwill impairment	—	—	(40,770)	(1.5)	(77,290)	(12,767)	(2.5)
Total operating expenses(1)	(1,449,290)	(48.6)	(1,664,713)	(60.1)	(2,003,075)	(330,885)	(65.6)
Operating profit	1,054,269	35.3	565,938	20.4	337,940	55,822	11.1
Total other income	109,840	3.7	127,641	4.6	154,021	25,443	5.0
Income before tax	1,164,109	39.0	693,579	25.0	491,961	81,265	16.1
Income tax expense	(161,704)	(5.4)	(116,119)	(4.2)	(69,998)	(11,563)	(2.3)
Net income from continuing operations, net of tax	1,002,405	33.6	577,460	20.8	421,963	69,702	13.8
Discontinued operations(2):
Loss from discontinued operations, net of tax	(22,343)	(0.7)	(30,215)	(1.1)	(44,322)	(7,321)	(1.5)
Gain from disposal of discontinued operations, net of tax	—	—	—	—	166,288	27,469	5.5
(Loss)/income from discontinued operations, net of tax(1)	(22,343)	(0.7)	(30,215)	(1.1)	121,966	20,148	4.0
Net Income	980,062	32.9	547,245	19.7	543,929	89,850	17.8
Net loss/(income) attributable to non-controlling interests	3,924	0.1	(6,594)	(0.2)	(1,515)	(250)	(0.0)
Net income attributable to the Company's shareholders	983,986	33.0	540,651	19.5	542,414	89,600	17.8
Net Income	980,062	32.9	547,245	19.7	543,929	89,850	17.8
Other comprehensive income/(loss): Foreign currency translation adjustment	5,526	0.2	(20,112)	(0.7)	(45,994)	(7,598)	(1.5)
Comprehensive income	985,588	33.1	527,133	19.0	497,935	82,252	16.3
Comprehensive loss/(income) attributable to non-controlling interests	3,924	0.1	(6,594)	(0.2)	(1,515)	(250)	(0.0)
Comprehensive income attributable to the Company's shareholders	989,512	33.2	520,539	18.8	496,420	82,002	16.3

(1)
Total share-based compensation charges included in cost of revenues and operating expenses were amounting to RMB104.7 million, RMB71.1 million and RMB75.9 million (US$12.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Total share-based compensation charges included in (loss)/income from discontinued operations was amounting to nil, nil and RMB21.5 million (US$3.5 million) for the year ended December 31, 2011, 2012 and 2013, respectively.

(2)
To sharpen our focus on our core online game development and operation business, we sold the film and television business to a related party in August 2011 and the online reading business to an unrelated party in December 2013. As a result, the film and television business and the online reading business are accounted for as discontinued operations and our consolidated statements of income and comprehensive income in this annual report separates the discontinued operations from our remaining business operations for all years presented.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Revenues.    In 2013, we generated revenues of RMB3.1 billion (US$504.3 million), an increase of 10.2% from RMB2.8 billion in 2012.

        Online game operation revenues were RMB2.8 billion (US$462.6 million) in 2013, an increase of 12.0% from RMB2.5 billion in 2012. Online game operation revenues generated from PRC operations were RMB2.1 billion (US$352.8 million) in 2013 as compared to RMB1.9 billion in 2012. The increase in online game operation revenues generated from PRC operations was primarily attributable to the strong performance of several of our new games, including "Swordsman Online" and "Saint Seya Online," which were launched in China in 2013.

        Online game operation revenues generated from international operations were RMB664.4 million (US$109.8 million) in 2013 as compared to RMB580.2 million in 2012. The increase was primarily attributable to the continued strength of our U.S. and European subsidiaries, including the strong contribution of our new game "Neverwinter" launched in the United States and Europe in 2013, and the expanded online game operation by our own subsidiaries in Southeast Asia and Korea. This was partially offset by underperformance of some of the existing games in the Japanese market.

        Licensing revenues were RMB149.3 million (US$24.7 million) in 2013, representing a 13.0% decrease from RMB171.6 million in 2012. The decrease was primarily because more of our games began to be operated by our own subsidiaries in some overseas markets in 2013.

        Other revenues were RMB103.0 million (US$17.0 million) in 2013, compared to RMB99.6 million in 2012.

        Cost of Revenues.    In 2013, our cost of revenues amounted to RMB711.6 million (US$117.6 million), or 23.3% of our revenues, representing an increase of RMB171.7 million (US$28.4 million) from RMB539.9 million, or 19.5% of our revenues in 2012.

        Cost of PRC operations.    In 2013, our cost of PRC operations was RMB401.9 million (US$66.4 million), representing an increase of 27.7% from RMB314.7 million in 2012. The increase was primarily due to an increase in revenue sharing paid to third parties, including mobile game distribution platforms by RMB44.3 million (US$7.3 million) and an increase in internet data center cost by RMB23.7 million (US$3.9 million) in 2013.

        Cost of international operations.    In 2013, our cost of International operations was RMB309.7 million (US$51.2 million), representing an increase of 37.5% from RMB225.3 million in 2012. The increase was mainly due to an increase in sales-related tax by RMB34.4 million (US$5.7 million), an increase in revenue sharing paid to third parties by RMB18.6 million (US$3.1 million) associated with our new game launched in 2013 and an increase in impairment charge of RMB10.8 million (US$1.8 million) associated with certain of our smaller games in 2013.

        Gross Profit.    In 2013, our gross profit was RMB2.3 billion (US$386.7 million), an increase of 4.9% from RMB2.2 billion in 2012. Our gross margin decrease to 76.7% in 2013 from 80.5% in 2012 primarily due to an increase in revenue sharing paid to third parties and an increase in sales-related tax in our overseas operations.

        Operating Expenses.    In 2013, our operating expenses were RMB2.0 billion (US$330.9 million), an increase of 20.3% from RMB1.7 billion in 2012. The year-over-year increase in operating expenses was mainly due to an increase in advertising and promotional expenses and an increase in personnel costs.

        Research and development expenses.    In 2013, our research and development expenses increased by 11.2% to RMB886.1 million (US$146.4 million) from RMB797.1 million in 2012, primarily due to an increase in personnel costs from RMB619.1 million in 2012 to RMB706.7 million (US$116.7 million) in 2013.

        Sales and marketing expenses.    In 2013, our sales and marketing expenses increased by 40.2% to RMB729.7 million (US$120.5 million) from RMB520.6 million in 2012, primarily due to an increase in advertising and promotion cost from RMB243.7 million in 2012 to RMB409.6 million (US$67.7 million) in 2013 as we launched several new games during the year and started to ramp up promotions for mobile games.

        General and administrative expenses.    In 2013, our general and administrative expenses slightly increased by 1.2% to RMB310.0 million (US$51.2 million) from RMB306.3 million in 2012.

        Goodwill impairment.    In 2013, our goodwill impairment amounted to RMB77.3 million (US$12.8 million) as compared to RMB40.8 million in 2012. The goodwill impairment was associated with our Japanese subsidiary. As of December 31, 2013, all goodwill arising from the acquisition of our Japanese subsidiary in April 2010 was fully impaired. For goodwill impairment, see "—Critical Accounting Policies—Goodwill."

        Total Other Income.    In 2013, our total other income was RMB154.0 million (US$25.4 million) compared to RMB127.6 million in 2012. The increase was primarily due to platform services commissions amounting to RMB21.5 million (US$3.5 million) in 2013, as compared to nil in 2012. Platform services commissions are the commissions generated from the technical support provided to our cooperated platform starting from 2013.

        Income Tax Expense.    Our income tax expense was RMB70.0 million (US$11.6 million) in 2013, a decrease of 39.7%, from RMB116.1 million in 2012. The decrease was primarily due to the decrease in the operating profit in 2013 and some of the new games launched in 2013 are operated by some of our controlled entities that enjoy a greater preferential tax treatment.

        Net Income from Continuing Operations.    As a result of the foregoing, we had a net income from continuing operations of RMB422.0 million (US$69.7 million) in 2013, as compared to RMB577.5 million in 2012.

        (Loss)/Income from Discontinued Operations, net of tax.    In December 2013, we sold the online reading business to an unrelated party, the related gain of RMB166.3 million (US$27.5 million) was recorded in the "gain from disposal of discontinued operations, net of tax" account in the Consolidated Statements of Income and Comprehensive Income. In 2013, loss from discontinued operations was RMB44.3 million (US$7.3 million), as compared to loss of RMB30.2 million in 2012.

        Net Income Attributable to Non-controlling Shareholders.    In 2013, net income attributable to non-controlling shareholders was RMB1.5 million (US$0.3 million), as compared to RMB6.6 million in 2012.

        Net Income Attributable to the Company's Shareholders.    Net income attributable to our shareholders was RMB542.4 million (US$89.6 million) in 2013, as compared to RMB540.7 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Revenues.    In 2012, we generated revenues of RMB2.8 billion, a decrease of 7.1% from RMB3.0 billion in 2011.

        Online game operation revenues were RMB2.5 billion in 2012, a decrease of 7.7% from RMB2.7 billion in 2011. Online game operation revenues generated from PRC operations were RMB1.9 billion in 2012 as compared to RMB2.1 billion in 2011. The decrease in online game operation revenues generated from PRC operations was primarily due to lower monetization of some of our existing games, partially offset by the additional revenues from our recently-launched new game "Return of the Condor Heroes" in China.

        Online game operation revenues generated from international operations were RMB580.2 million in 2012 as compared to RMB590.0 million in 2011. The slight decrease was primarily due to under performance of some of the existing games in the Japanese market, partially offset by the continued strengthening of our operations in the United States and Europe.

        Licensing revenues were RMB171.6 million in 2012, representing a 30.5% decrease from RMB246.8 million in 2011. The decrease was primarily due to the lack of new game launch in the domestic market until the end of third quarter of 2012, which in turn led to fewer new games available for exporting to the overseas markets in 2012.

        Other revenues were RMB99.6 million in 2012, compared to RMB28.1 million in 2011. The increase was primarily due to the revenue contribution from "Torchlight 2," our popular pay-per-install game released in 2012.

        Cost of Revenues.    In 2012, our cost of revenues amounted to RMB539.9 million, or 19.5% of our revenues, representing an increase of RMB60.0 million from RMB479.9 million, or 16.1% of our revenues in 2011

        Cost of PRC operations.    In 2012, our cost of PRC operations was RMB314.7 million, representing a slight increase from RMB313.5 million in 2011. The increase was primarily due to an impairment charge of RMB11.2 million associated with certain of our smaller games and an increase in staff cost by RMB10.2 million in 2012, partially offset by a decrease in sales-related tax by RMB9.5 million and a decrease in server depreciation cost by RMB6.7 million.

        Cost of international operations.    In 2012, our cost of International operations was RMB225.3 million, representing an increase of 35.3% from RMB166.5 million in 2011. The increase was mainly due to an increase in revenue sharing paid to third parties by RMB23.6 million, an increase in bandwidth leasing and communication cost by RMB9.1 million and an impairment charge of RMB8.1 million associated with prepaid license fee for certain of our smaller games in 2012.

        Gross Profit.    In 2012, our gross profit was RMB2.2 billion, a decrease of 10.9% from RMB2.5 billion in 2011. Our gross margin was 80.5% in 2012 as compared to 83.9% in 2011.

        Operating Expenses.    In 2012, our operating expenses were RMB1.7 billion, an increase of 14.9% from RMB1.4 billion in 2011. The year-over-year increase in operating expenses was mainly due to an increase in personnel cost and the goodwill impairment associated with our Japanese subsidiary.

        Research and development expenses.    In 2012, our research and development expenses increased by 20.0% to RMB797.1 million from RMB664.4 million in 2011, primarily due to the increase in personnel costs from RMB499.2 million in 2011 to RMB619.1 million in 2012 and full year impact of the consolidation of Cryptic Studios in 2012.

        Sales and marketing expenses.    In 2012, our sales and marketing expenses increased by 5.7% to RMB520.6 million from RMB492.3 million in 2011, primarily due to an increase in personnel costs from RMB131.4 million in 2011 to RMB155.7 million in 2012.

        General and administrative expenses.    In 2012, our general and administrative expenses increased by 4.7% to RMB306.3 million from RMB292.6 million in 2011, primarily due to an increase in personnel costs from RMB121.6 million in 2011 to RMB141.0 million in 2012.

        Goodwill impairment.    In 2012, our goodwill impairment amounted to RMB40.8 million, as compared to nil in 2011. The increase was primarily due to the goodwill impairment associated with our Japanese subsidiary.

        Total Other Income.    In 2012, our total other income was RMB127.6 million compared to RMB109.8 million in 2011. The increase was primarily due to an increase in interest income from RMB72.5 million in 2011 to RMB94.6 million in 2012. The increase was also due to that a foreign currency exchange gain of RMB3.3 million was recorded in 2012, as compared to a foreign currency exchange loss of RMB8.0 million in 2011. This was partially offset by an increase in interest expense from RMB6.6 million in 2011 to RMB21.9 million in 2012.

        Income Tax Expense.    Our income tax expense was RMB116.1 million in 2012, a decrease of 28.2%, from RMB161.7 million in 2011. The decrease was primarily due to a decrease of RMB56.7 million in PRC withholding tax on undistributed earnings. A withholding tax of RMB76.4 million was accrued as of December 31, 2011 for all undistributed earnings of our PRC subsidiaries from July 1, 2009 to December 31, 2011, as a result of our change in dividend policy in the third quarter of 2011. As of December 31, 2012, a withholding tax of RMB19.6 million was accrued for undistributed earnings of our PRC subsidiaries generated during the year ended December 31, 2012.

        Net Income from Continuing Operations.    As a result of the foregoing, we had a net income from continuing operations of RMB577.5 million in 2012, as compared to RMB1.0 billion in 2011.

        (Loss)/Income from Discontinued Operations, net of tax.    In December 2013, we sold the online reading business to an unrelated party. In 2012, loss from discontinued operations was RMB30.2 million, as compared to loss of RMB22.3 million in 2011.

        Net Income/(Loss) Attributable to Non-controlling Shareholders.    In 2012, net income attributable to non-controlling shareholders was RMB6.6 million, as compared to net loss of RMB3.9 million in year 2011. While we generated significant net income on the consolidated basis for the years ended December 31, 2011, certain of our majority owned subsidiaries or their variable interest entities in the PRC had net losses in that year mainly resulting from operating losses and/or amortization expenses of intangible assets arising from business acquisitions.

        Net Income Attributable to the Company's Shareholders.    Net income attributable to our shareholders was RMB540.7 million in 2012, as compared to RMB984.0 million in 2011.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

        We are a holding company that conducts our operations primarily through our PRC wholly owned subsidiaries and their variable interest entities in China and through our overseas subsidiaries. The flow of earnings from our PRC wholly owned subsidiaries and their variable interest entities is as follows:

  •
  Pursuant to the relevant equity pledge agreements, our variable interest entities are required not to distribute any dividends, bonus or profits to their respective nominal equity holders. Where these nominal equity holders are entitled to any kind of interests other than dividends, bonuses or profit distributions from the pledged equity interests, such interests shall be directly remit to the relevant PRC wholly owned subsidiaries of our Company.

  •
  Part of the earnings and cash of our variable interest entities are used to pay service fees and consulting fees to the relevant PRC wholly owned subsidiaries of ours in a manner and amount as specified in the exclusive technology support and service agreements, development cooperation agreements and business operating agreements between these entities. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." The rest of earnings and cash are reinvested in our variable interest entities. The total amount of fees paid by our variable interest entities to our PRC wholly owned subsidiaries since the entering of the VIE contractual arrangements ranged approximately from 45% to 66% of the revenues generated by respective games operated by these variable interest entities. For the years ended December 31, 2011, 2012 and 2013, the total amount of fees charged by our PRC wholly owned subsidiaries to our variable interest entities amounted to approximately RMB1.2 billion, RMB1.1 billion and RMB1.2 billion (US$201.1 million), respectively.

  •
  After paying the business tax, enterprise income tax and other PRC taxes applicable to the revenues and earnings of these PRC wholly owned subsidiaries and appropriating the statutory reserves and any earnings to be retained from accumulated profits, the standalone net profits of these PRC wholly owned subsidiaries may be distributable to their intermediate holding companies outside the PRC, subject to dividend withholding tax.

  •
  Any net profits of these intermediate holding companies may then be distributable to Perfect World Co., Ltd., our Cayman Island holding company, through dividend or other distributions, and may also be distributed to our shareholders directly as dividend upon authorization by our board of directors.

        The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The differences between our retained earnings as calculated pursuant to PRC accounting standards and regulations and retained earnings presented in our financial statements as of December 31, 2013 were not material. Such differences were mainly attributable to the timing differences in recognizing overseas licensing revenues.

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

        In addition, we are required to accrue monthly for staff welfare benefits for the full-time employees of our subsidiaries and the variable interest entities incorporated in the PRC and make contributions to the government and relevant state sponsored pension and medical plans with all the amounts accrued. Such staff welfare benefits include medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund and are determined based on certain percentages of the employees' respective salaries in accordance with relevant regulations. The amount of such cash contributions may increase due to our expanding workforce as we grow our business or increase wage levels. However, we do not expect that such increase will have a material effect on our liquidity.

        Furthermore, our wholly owned PRC subsidiaries and variable interest entities are subject to the PRC government controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

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

        As of December 31, 2013, we had RMB1.2 billion (US$200.2 million) in cash and cash equivalents, 64.0% of which were denominated in Renminbi. Our current cash and cash equivalents primarily consist of cash on hand and demand deposits, which have original maturities of three months or less. We believe our cash and cash equivalents are sufficient to fund our operations, commitments, capital expenditures, etc. for at least the next 12 months. We expect positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid cards to them and from players when they deposit cash into their online accounts.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,151,765	739,489	1,032,879	170,619
Net cash (used in)/provided by investing activities	(502,549)	(1,712,163)	10,334	1,707
Net cash provided by/(used in) financing activities	130,483	(375,244)	(618,449)	(102,160)
Effect of exchange rate changes on cash and cash equivalent	(17,107)	(2,662)	(12,240)	(2,022)
Net increase/(decrease) in cash and cash equivalents	762,592	(1,350,580)	412,524	68,144
Cash and cash equivalents at the beginning of the year	1,387,621	2,150,213	799,633	132,090
Cash and cash equivalents at the end of the year	2,150,213	799,633	1,212,157	200,234

Operating Activities

        Net cash provided by operating activities in 2013 was RMB1.0 billion (US$170.6 million), increase by 39.7% from RMB739.5 million in 2012, which is primarily due to the increase of our online game operation revenues . Net cash provided by operating activities in 2013 was primarily attributable to (i) a net income of RMB543.9 million (US$89.9 million), (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB97.3 million (US$16.1 million), depreciation and amortization expenses in the amount of RMB200.2 million (US$33.1 million), goodwill impairment in the amount of RMB77.3 million (US$12.8 million), impairment of intangible assets and other long-lived assets in the amount of RMB23.9 million (US$3.9 million) and offset by gain from disposal of discontinued operations in the amount of RMB166.3 million (US$27.5 million) (iii) adding back changes in working capital accounts that positively affected operating cash flow including an increase of RMB38.6 million (US$6.4 million) in accounts payable, an increase of RMB53.2 million (US$8.8 million) in salary and welfare payable and an increase of RMB357.5 million

(US$59.1 million) in deferred revenues and (iv) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in accounts receivable of RMB81.0 million (US$13.4 million), an increase in current prepayments and other assets of RMB126.1 million (US$20.8 million) and a decrease in advance from customers of RMB29.3 million (US$4.8 million).

        Net cash provided by operating activities in 2012 was RMB739.5 million, decreased by 35.8% from RMB1.2 billion in 2011, which is primarily due to the decrease of our profits as a result of a decrease in our online game operation revenues and licensing revenues and an increase in cost and expenses. Net cash provided by operating activities in 2012 was primarily attributable to (i) a net income of RMB547.2 million, (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB71.1 million, depreciation and amortization expenses in the amount of RMB183.1 million, goodwill impairment in the amount of RMB40.8 million and impairment of intangible assets and other long-lived assets in the amount of RMB21.0 million, (iii) adding back changes in working capital account that positively affected operating cash flow including a decrease of RMB32.4 million in accounts receivable and an increase of RMB38.0 million in advances from customer and (iv) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in current and non-current prepayments and other assets of RMB92.2 million, a decrease in deferred revenue of RMB57.0 million and a decrease in taxes payable of RMB48.2 million.

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

Investing Activities

        Net cash provided by investing activities in 2013 was RMB10.3 million (US$1.7 million). Net cash provided by investing activities in 2013 primarily related to the decrease of restricted cash in the amount of RMB665.4 million (US$109.9 million), the maturities of short-term investments in the amount of RMB1.9 billion (US$307.8 million) and was offset by (i) cash paid for purchase of property, equipment, software, intangible assets and office building renovation in the amount of RMB348.2 million (US$57.5 million), (ii) net cash paid for our several strategic business acquisitions and equity investments in 2013 in the amount of RMB391.9 million (US$64.7 million), (iii) cash paid for purchase of short-term investments in the amount of RMB1.7 billion (US$282.5 million), (iv) cash paid for capitalized product development cost in the amount of RMB44.2 million (US$7.3 million) and (v) cash outflow related to disposal of PW Literature in the amount of RMB24.0 million (US$4.0 million).

        Net cash used in investing activities in 2012 was RMB1.7 billion. Net cash used in investing activities in 2012 primarily related to (i) cash paid for purchases of short-term investments in the amount of RMB1.4 billion, (ii) an increase in restricted cash and restricted time deposit of RMB363.8 million to maintain guarantee balance at bank as a collateral for the US dollar short-term bank loans or to meet the requirement of specific business operations, (iii) cash paid for capital contribution of the venture capital fund in the amount of RMB200.0 million, (iv) purchases of property, equipment and software in the amount of RMB108.8 million to support our expanded operations, (v) cash paid for purchases of long-term time deposits in the amount of RMB50.0 million; and was partially offset by the maturities of short-term investments in the amount of RMB470.0 million.

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

Financing Activities

        Net cash used in financing activities was RMB618.4 million (US$102.2 million) in 2013, primarily related to RMB742.9 million (US$122.7 million) used to repay short-term bank loans and RMB137.1 million (US$22.7 million) used to pay dividends to our shareholders, partially offset by RMB216.2 million (US$35.7 million) cash received from short-term bank loans.

        Net cash used in financing activities was RMB375.2 million in 2012, primarily related to RMB409.6 million used to repay short-term bank loans and RMB607.6 million used to pay dividends to our shareholders, partially offset by RMB596.8 million cash received from short-term bank loans.

        Net cash generated from financing activities was RMB130.5 million in 2011, primarily related to RMB560.8 million cash received from short-term bank loans, offset by RMB444.3 million used to repurchase our ADSs in the open market under our share repurchase program.

Capital Expenditures

        We incurred capital expenditures of RMB348.2 million (US$57.5 million) in 2013. Our capital expenditures in 2013 were used primarily to purchase business office property, servers, computer equipment and intangible assets for the further expansion of our operations. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We also plan to fund our capital expenditures beyond the next 12 months with cash flows from our operations. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions.

        We incurred capital expenditures of RMB115.4 million in 2012. Our capital expenditures in 2012 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations.

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

C.    Research and Development, Patents and Licenses

        Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. We intend to maintain and strengthen our internal game development capabilities and export more games to more countries and regions. For the years ended December 31, 2011, 2012 and 2013, our research and development expenses were RMB664.4 million, RMB797.1 million and RMB886.1 million (US$146.4 million), respectively.

D.    Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.     Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in RMB thousands)
Noncurrent deferred revenues	38,655	—	38,655	—	—
Contractual lease obligations	304,410	112,977	114,863	71,603	4,967
Other purchase obligations	14,089	13,494	595	—	—
Total	357,154	126,471	154,113	71,603	4,967

        In 2011, we entered into a limited partnership agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. In early 2013, we increased our committed capital for an additional RMB396.0 million and the investment term was changed to a 12-year period. As of December 31, 2013, we have contributed RMB398.0 million to the venture capital fund. We will contribute the remaining committed capital of RMB641.5 million over the investment term upon the capital call by the general partner. The venture capital fund is managed by one general partner unrelated to us. See "Item 4. Information on the Company—History and Development of the Company."

        Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2013.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officer	Age	Position/Title
Michael Yufeng Chi	42	Founder and Chairman of the Board of Directors
Daniel Dong Yang	42	Independent Director
Bing Xiang	51	Independent Director
Han Zhang	51	Independent Director
Robert Hong Xiao	48	Chief Executive Officer
Kelvin Wing Kee Lau	49	Chief Financial Officer
Di He	40	Chief Technology Officer
Qing Li	40	Chief Development Officer
Qi Zhu	41	Chief Publishing Officer, Asia
Alan Chen	53	Chief Publishing Officer, U.S. & Europe
Xiaoyin Lu	35	Chief Artist
Alex Yiran Xu	41	Chief Business Officer

Biographical Information

        Mr. Michael Yufeng Chi is our founder and chairman of the board of directors. Mr. Chi was also our chief executive officer since the inception of our company to August 2012 and then co-CEO until March 2013. Prior to founding our company, Mr. Chi founded Beijing Golden Human Co., Ltd. in 1996, the predecessor of Human Education and Technology Co., Ltd., or Human Education, a leading Chinese education software and education solution provider in China. Mr. Chi has served as the chairman of Human Education since its inception. From 2003 to 2004, Mr. Chi also served as a vice president and the chief technology officer of Tsinghua Unisplendour Corporation Limited, an information technology company listed on the Shenzhen Stock Exchange. In 2011, Mr. Chi was named one of the "2010 Most Influential Individuals in the Chinese Game Industry" at the 2010 China Game Industry Annual Conference. In 2009, Mr. Chi was named one of the "Top 10 Most Influential Individuals in Chinese Online Game Industry for the Past Decade" according to the 2009 Chinese Online Game Industry Survey for the Past Decade conducted in the China Digital Entertainment Exposition and Conference. In 2007, Mr. Chi was named one of the "2007 Most Influential Individuals in Chinese Game Industry" at the China International Digital Content Expo 2007. In 2002, Mr. Chi was named one of the "Outstanding Young Entrepreneurs in Beijing" by the Beijing Youth Federation and the Beijing Young Entrepreneur Association, and one of the "Outstanding Private Entrepreneurs" by the All-China Association of Industry & Commerce and the China Non-Governmental Science Technology Entrepreneurs Association. In 2001, Mr. Chi was named one of the "Outstanding Young Persons of China's Software Industry" by the MIIT and the All-China Youth Federation. Mr. Chi received his bachelor's degree in chemistry from Tsinghua University in 1994 and his MBA degree from China Europe International Business School in 2004.

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

        Dr. Bing Xiang has served as our independent director since July 25, 2007. Dr. Xiang has served as an independent director of a number of public companies listed on New York Stock Exchange, Shenzhen Stock Exchange and Hong Kong Stock Exchange, respectively. For example, he is the independent director of Yunnan Baiyao Group Co., Ltd. and Dan Form Holdings Company Limited. Dr. Xiang has been a professor of accounting and Dean at the Cheung Kong Graduate School of Business since 2002. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He has also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China Europe International Business School. Dr. Xiang received his bachelor's degree from Xi'an University of Transportation in 1983 and a Ph.D. degree in accounting from University of Alberta in 1991.

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

        Mr. Robert Hong Xiao has been with us since May 2008 and has served as our chief executive officer since March 2013. Previously, Mr. Xiao served as our senior vice president in charge of our human resources and administration, later our chief operating officer, and then our co-CEO. Prior to joining us, Mr. Xiao was at Dell (China) Company Limited from 2005 to 2008, first serving as the director of the learning and development department and then as the director of the talent management department. From 2003 to 2005, Mr. Xiao served as the director of people and organizational development department in Philips (China) Investment Co., Ltd. From 2001 to 2003, Mr. Xiao was at Cisco Systems Hong Kong Ltd., first as the manager of the career and leadership development and then as the manager of the leadership and human resources development department. Prior to that, Mr. Xiao served as the manager of the organizational effectiveness department in Cisco Systems (China) Networking Technologies Co., Ltd. from 2000 to 2001. In 2014, Mr. Xiao was voted the winner of the "2013 Outstanding Individual in the Game Industry" in the 2013 Chinese Internet Industry Survey. In 2013, Mr. Xiao was named one of the "2013 Top 10 Influential Individuals in the Chinese Game Industry" at the 2013 China Game Industry Annual Conference and the "2013 Outstanding Entrepreneurs of the Chinese Animation and Game Industry" at the 2013 Annual Conference of Chinese e-Game Industry, respectively. Mr. Xiao received his bachelor's degree in physics from Tsinghua University in 1989, and received his master's and Ph.D. degrees in engineering from University of Southern California, in 1991 and 1995, respectively.

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

        Mr. Alan Chen has been with us since January 2008 and is our chief publishing officer, U.S. & Europe, responsible for our game publishing and overall business operations in the U.S. and Europe. He is also the chief executive officer of our U.S. and European subsidiaries. From 2006 to 2007, Mr. Chen served as the chief technology officer of The9 Limited, where he led game development and technical operations. Prior to that, Mr. Chen was an executive vice president of Hewlett-Packard (China) Ltd., where he was in charge of the company's enterprise server and storage business. He also served as vice president of professional services, greater China, at Lucent Technologies (China) Ltd. from 2003 to 2005, and general manager of carrier packet solutions at Nortel Networks (China) Ltd. from 1998 to 2003. Mr. Chen received both his Bachelor's degree and Master's degree in telecommunications engineering from the Beijing University of Posts and Telecommunications in 1982 and 1987, respectively. He received his Ph.D. degree in 1994 in electrical engineering from the University of Ottawa.

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

        Mr. Alex Yiran Xu has been with us since March 2010 and is our chief business officer in charge of business development and investment. Previously, Mr. Xu served as our vice president of strategy. Prior to joining us, Mr. Xu served as a director for strategic investment at Giant Interactive Group Inc. from 2008 to 2010. He was one of the founders and served as a director for game development and operations at RealNetworks China from 2005 to 2007, and led business development, investment and new game development at Sohu.com Inc. from 2003 and 2005. Prior to that, Mr. Xu founded multiple startup companies in the internet and game industries and led the development of one of the earliest 3D game engines and 3D games in China. Mr. Xu received his dual bachelor's degree in automation and precision instrument design in 1996 and master's degree in precision instrument design in 1999, both from Tsinghua University, and MBA degree in 2007 from a joint program offered by Tsinghua University and the Chinese University of Hong Kong.

        There is no family relationship between any of our executive officers or directors.

B.    Compensation of Directors and Executive Officers

        For the year ended December 31, 2013, we paid an aggregate of approximately RMB34.1 million (US$5.6 million) and approximately RMB0.6 million (US$0.1 million) in cash compensation to our senior executive officers and non-executive directors, respectively. For the year ended December 31, 2013, we paid an aggregate of approximately RMB0.6 million (US$0.1 million) for pension and other social insurance contribution for our senior executive officers pursuant to PRC statutory requirements. For options granted to our officers and directors, see "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan."

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

Share Incentive Plan

        We have adopted a share incentive plan in 2006, or the 2006 Plan, to motivate, attract and retain employees, directors and consultants and to promote the success of our business. In February 2009, we amended and restated the 2006 Plan, under which the maximum number of ordinary shares reserved for future issuances upon exercise of options and other equity incentives granted under the 2006 Plan was increased to 42,145,000 Class B ordinary shares. In November 2009, we further amended the 2006 Plan to increase the maximum number of ordinary shares reserved for future issuances under the plan to 44,645,000 Class B ordinary shares. On August 14, 2010, our shareholders approved a 2010 Share Incentive Plan, or the 2010 Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance. On November 22, 2013, our shareholders approved a 2013 Share Incentive Plan, or the 2013 Plan, under which 5,024,818 shares have been reserved in the award pool for future issuance. Starting January 1, 2015, the award pool will be increased by a number on the first day of each year equal to 2% of the then total number of Class B ordinary shares outstanding, provided that at no time the unissued shares reserved in the award pool immediately after such annual increase shall exceed 5% of the then total number of Class B ordinary shares outstanding. The following table summarizes, as of March 31, 2014, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2006 Plan, 2010 Plan and 2013 Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Michael Yufeng Chi	464,000	4.852	July 30, 2009	**
	236,500	4.852	March 3, 2010	***
	160,650	4.292	March 18, 2011	***
	500,000	2.076	August 29, 2012	***
Daniel Dong Yang	*	4.852	December 30, 2009	***
Robert Hong Xiao	134,500	4.852	March 3, 2010	***
	139,400	4.292	March 18, 2011	***
	187,500	2.076	August 29, 2012	***
	2,440,000	2.2	May 29, 2013	***
Kelvin Wing Kee Lau	*	1.782	March 3, 2009	**
	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Di He	*	4.852	March 3, 2010	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Qing Li	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Qi Zhu	*	1.782	March 3, 2009	**
	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Alan Chen	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Xiaoyin Lu	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Alex Yiran Xu	*	4.852	March 3, 2010	***
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Other individuals as a group	10	0.1	December 6, 2006	**
	1,450	1.782	May 26, 2008	**
	31,200	1.782	October 28, 2008	**
	148,510	0.02	December 1, 2008	**
	673,200	1.782	March 3, 2009	**
	217,375	0.02 - 2.976	May 27, 2009	**
	4,230	4.852	July 30, 2009	**
	2,983,435	4.852	March 3, 2010	***
			May 18, 2010
			August 19, 2010
			September 20, 2010
	2,872,595	4.292	March 18, 2011	***
			June 7, 2011
	76,565	3.488	August 5, 2011	***
	5,075	1.844	November 24, 2011	***
	63,750	0.02	December 30, 2011	***
	1,695,325	2.076	August 29, 2012	***
	150,000	2.102	March 14, 2013	***
	4,095,000	2.2	May 29, 2013	***
	200,000	2.178	March 21, 2014	***

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

        Termination of the Share Incentive Plan.    Unless terminated earlier, the amended 2006 Plan will expire in 2019, the 2010 Plan will expire in 2020, and the 2013 Plan will expire in 2023. Our board of directors has the authority to amend or terminate these share incentive plans subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

C.    Board Practices

        Every director attended all of the meetings of our board of directors and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. In 2013, our board of directors held meetings five times.

Board of Directors

        Our board of directors currently consists of four directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he is interested, provided that he has disclosed the nature of his interest in such contract or transaction at or prior to its consideration and any vote thereon. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any obligation of the company or of any third party.

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

        In 2013, our audit committee held meetings five times.

        Compensation Committee.    Our compensation committee consists of Daniel Dong Yang and Bing Xiang. We have determined that Daniel Dong Yang and Bing Xiang satisfy the "independence" requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated. The compensation committee is responsible for, among other things:

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

        In 2013, our compensation committee passed unanimous written resolutions in lieu of meeting twice.

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

D.    Employees

        We had 4,967, 4,568 and 4,805 employees as of December 31, 2011, 2012 and 2013, respectively. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including shares represented by our ADSs), assuming each share is entitled to one vote, as of March 31, 2014, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Yufeng Chi(3)	42,387,585	17.1%
Daniel Dong Yang(4)	*	*
Bing Xiang	—	—
Han Zhang(4)	*	*
Robert Hong Xiao(4)	*	*
Kelvin Wing Kee Lau(4)	*	*
Di He(5)	3,702,070	1.5%
Qing Li(4)	*	*
Qi Zhu(4)	*	*
Alan Chen(4)	*	*
Xiaoyin Lu(4)	*	*
Alex Yiran Xu(4)	*	*
All Directors and Executive Officers as a Group(6)	52,342,750	20.8%
Principal Shareholders:
Perfect Human Holding Company Limited(7)	41,459,425	16.7%
Fosun International Limited(8)	29,584,280	11.9%
Greenwoods Asset Management Limited(9)	12,440,240	5.0%

*
Less than 1% of our total outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of outstanding Class A ordinary shares and outstanding Class B ordinary shares as of March 31, 2014 and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2014.

(3)
Represents 27,542,625 Class A ordinary shares and 13,916,800 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi and 928,160 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after March 31, 2014. Perfect Human Holding Company Limited has pledged 13,478,485 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender. The business address for Mr. Chi is Perfect

  World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China.

(4)
Represents Class B ordinary shares held and/or issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2014. The business address for these individuals is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China.

(5)
Represents 2,128,570 Class A ordinary shares and 1,573,500 Class B ordinary shares including Class B ordinary shares held by Mr. He in the form of ADSs and Class B ordinary shares underlying the options granted to Mr. He which are exercisable within 60 days after March 31, 2014. The business address for Mr. He is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China.

(6)
Includes ordinary shares held and issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2014 held by all of our directors and senior executive officers as a group.

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

(8)
Based on the Schedule 13D/A filed with the SEC on February 11, 2014. Fosun International Limited is the beneficial owner of 29,584,280 shares of our Class B ordinary shares in the form of ADSs. Fosun International Limited is a company organized under the laws of the Hong Kong Special Administrative Region of China and its principal business address is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(9)
Based on the Schedule 13D/A filed with the SEC on February 11, 2014. Greenwoods Asset Management Limited and its affiliates beneficially owned 12,440,240 shares of our Class B ordinary shares in the form of ADSs. Greenwoods Asset Management Limited is a company organized under the laws of the Cayman Islands and its principal business address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands.

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

        To our knowledge, as of March 31, 2014, approximately 88.2% of our total issued ordinary shares (including shares reserved and set aside for future issuance to employees upon exercise of vested options) were held by a record shareholder in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holder of our ordinary shares in the United States.

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

A.    Major Shareholders

        See "Item 6. Directors, Senior Management and Employees—Share Ownership."

B.    Related Party Transactions

Contractual Arrangements with PW Network and its Equity Owners

        Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games, including internet content provision, internet culture operation and internet publishing licenses. We conduct a portion of our online game and internet content provision businesses in China through PW Software's contractual arrangements with PW Network, one of our variable interest entities. PW Software's relationships with PW Network and its equity owners are governed by the following contractual arrangements entered into in September 2006, as amended and restated in April 2007.

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

Contractual Arrangements with PW Digital Technology and its Equity Owners

        We plan to conduct a portion of our online games and internet content provision businesses in China through PW Game Software's contractual arrangements with PW Digital Technology, one of our variable interest entities. PW Game Software's relationships with PW Digital Technology and its equity owners are governed by a series contractual arrangements, including the Business Operation Agreement, Call Option Agreement, Equity Pledge Agreement and Power of Attorney between PW Game Software and PW Digital Technology and its equity owners and the Exclusive Technology Support and Service Agreement and Development Cooperation Agreement between PW Game Software and PW Digital Technology. The terms of these contractual arrangements are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in August 2013, as amended and restated in December 2013, and the term will end on December 10, 2033. In addition, each of PW Digital Technology's equity owners has entered into a loan agreement with PW Game Software, under which PW Game Software agrees to extend RMB9.0 million interest-free loan Mr. Michael Yufeng Chi and RMB1.0 million interest free loan to Mr. Xiaoxi Yang solely for them to fund the capitalization of PW Digital Technology. The term of the loans is twenty years.

Contractual Arrangements with PW Literature and its Equity Owners

        Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online reading business, including internet content provision, internet culture operation and internet publishing licenses. We conducted our online reading business in China through PW Software's contractual arrangements with PW Literature, another of our variable interest entities. In July 2011, with the consent of PW Software, each of Messrs Chi and Zhu, the then equity holders of PW Literature, transferred part of their equity interests in PW Literature to

Mr. Yunfan Zhang who assumed all the rights and obligations as a party to the original contractual agreements. The parties also entered into a new equity pledge agreement and a new power of attorney. The registration of the new equity pledge has been completed in 2012.

        The contractual agreements between PW Software and PW Literature and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners and will remain effective until June 2028. In addition, each of Messrs Chi and Zhu entered into a loan agreement with PW Software in May 2008, under which PW Software agreed to make an RMB0.5 million interest-free loan to each of Messrs Chi and Zhu solely for them to fund the capitalization of PW Literature. The term of the loans is twenty years.

        In December 2013, we sold PW Literature to Beijing Baidu Netcom Science Technology Co., Ltd., an unrelated party, to sharpen our focus on our core online game development and operation business. Upon the closing of this transaction in December 2013, PW Literature ceased to be our variable interest entity.

Contractual Arrangements with Perfect Moment and its Equity Owners

        Various regulations in China restrict or prevent foreign-invested entities from engaging in film and television program production and distribution services in China. Before we sold the film and television program production and distribution business in China in August 2011, we conducted these businesses through PW Software's contractual arrangements with our variable interest entities Perfect Moment and PW Pictures. PW Pictures was a wholly owned subsidiary of Perfect Moment.

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

Contractual Arrangements with Trendsters Investment and its Equity Owners

        In 2011, we entered into a limited partnership agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will invest in high growth companies in the technology, media and telecommunication industries. In early 2013, we increased our committed capital for an additional RMB396.0 million and the investment term was changed to 12 years. The venture capital fund intends to invest the additional capital received as a limited partner into another private equity fund, which focuses on investment into mature companies in the consumer and retail, financial services, health care, TMT, energy and natural resources, and high value-added manufacturing industries in China. The venture capital fund is managed by a general partner unrelated to us. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we will use Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. PW Software has entered into a series of contractual agreements with Trendsters Investment and its equity owners, namely Mr. Qing Li and Mr. Qi Zhu, in November 2011. Such contractual arrangements are substantially the same as the contractual arrangements between PW Software and PW Network and its equity owners and will remain effective until August 2026. In addition, each of Messrs Li and Zhu entered into a loan agreement with PW Software in October 2011, under which PW Software agreed to make an RMB0.5 million interest-free loan to each of Messrs Li and Zhu solely for them to fund the capitalization of Trendsters Investment. The term of the loans is twenty years.

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

        In April 2010, we invested RMB27.0 million for a 20% equity interest in Zhizhu Network. Shortly before the investment, we made a loan of RMB1.5 million to Zhizhu Network in April 2010 and later made another loan of RMB1.0 million to Zhizhu Network in June 2010. Both of the loans were repaid by Zhizhu Network in July 2010. We also transferred a domain name 178.com, which was owned by us but unused at the time, to Zhizhu Network for no consideration in June 2010. That domain name is currently used by Zhizhu Network for its online game portal services. In early 2010, we entered into a framework agreement for placing RMB5.0 million worth of advertisements on Zhizhu Network and prepaid RMB3.0 million to Zhizhu Network in February 2010. We started to make payments for advertising fees to Zhizhu Network on a project by project basis in late 2011. In 2013, the marketing services provided by Zhizhu Network amounted to RMB3.4 million (US$0.6 million), compared with our total marketing budget of RMB730.0 million (US$120.5 million) in the same period. Prior to Perfect World's investment in Zhizhu Network, Mr. Michael Yufeng Chi provided interest free personal loans to shareholders of Zhizhu Networks which were largely used by the shareholders of Zhizhu Network to fund Zhizhu Network's operations and were settled by the end of February 2012. The total amount of cash that Mr. Michael Yufeng Chi remitted to the shareholders of Zhizhu Network between 2008 and 2010 was RMB20.98 million, with a substantial majority of them remitted to Mr. Yunfan Zhang, a then shareholder of Zhizhu Network, and the remaining to Mr. Liang Tian, a then shareholder of Zhizhu Network who no longer holds any equity interest in Zhizhu Network, and to Zhizhu Network directly as instructed by Mr. Yunfan Zhang. Mr. Yunfan Zhang transferred all his equity interest in Zhizhu to another shareholder of Zhizhu in December 2012.

        In 2011, we extended a RMB7.6 million (US$1.2 million) 1.5 year loan with annual interest rate of 6% to Unknown Worlds, in which we held minority equity interest. In February 2013, we increased our equity interest in Unknown Worlds to a majority stake.

        In 2011, 2012 and 2013, we received office rental income amounted to RMB0.1 million, RMB0.7 million and RMB6.3 million (US$1.0 million) from PW Pictures, respectively.

        In 2013, we acquired 20% of the equity interests in Shanghai Youtang Network Technology Co., Ltd. ("Youtang") and we have significant influence over Youtang. In 2013, license fees paid to Youtang were RMB3.0 million (US$0.5 million) for several licensed games.

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

        On February 1, 2013, a Delaware company sued PW USA (Parallel Networks, LLC v. Perfect World Entertainment, Inc., Case No. 13-cv-00182) and ten other companies in related actions for patent infringement in the United State District Court for the District of Delaware. The plaintiff alleged that PW USA's installers, downloaders and/or launchers, which are downloaded by users from our websites in connection with the distribution of our games, infringed two of its patents. We settled this case in June 2013.

        In September and December 2013, Shanghai Xuanting Entertainment Information Technology Co., Ltd., an affiliate of Shanda Interactive Entertainment Limited, filed two complaints against PW Literature, alleging that PW Literature had infringed upon its copyrights to certain novels. We believe the cases are without merit and intend to defend the actions vigorously. Regardless of the outcome of these lawsuits, we believe that such proceedings, individually and in the aggregate, when finally resolved, are unlikely to have a material adverse effect on our results of operations, financial position and cash flows.

Dividend Policy

        In March 2012, our board of directors approved a change in our dividend policy to reflect our intention to distribute part of the earnings of our wholly owned PRC subsidiaries to our shareholders from time to time. On March 14, 2012, our board of directors declared special cash dividends to our shareholders of record as of the close of business on April 6, 2012, at US$0.40 per Class A or Class B ordinary share, or US$2.00 per ADS, each representing five Class B ordinary shares. On April 13, 2012, we distributed the dividends which amounted to RMB607.6 million.

        On March 10, 2013, the board of directors declared an annual cash dividends in the aggregate amount of approximately US$22 million to our shareholders of record as of the close of business on April 8, 2013, at US$0.09 per Class A or Class B ordinary share, or US$0.45 per ADS, each representing five Class B ordinary shares. On April 15, 2013, we distributed the dividends which amounted to RMB137.1 million (US$22.7 million).

        On March 8, 2014, the board of directors declared an annual cash dividends in the aggregate amount of approximately US$24 million to our shareholders of record as of the close of business on April 3, 2014, at US$0.096 per Class A or Class B ordinary share, or US$0.48 per ADS, each representing five Class B ordinary shares. The dividends were distributed in cash on April 15, 2014.

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

        The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2009, 2010, 2011, 2012 and 2013, (2) each of the four quarters of 2012 and 2013 and (3) each of the past six months.

	Trading Price ($)
	High	Low
2009
Full Year	50.49	8.78
2010
Full Year	44.63	20.75
2011
Full Year	29.10	9.00
2012
Full Year	17.46	8.44
First Quarter	17.46	8.44
Second Quarter	16.7	8.92
Third Quarter	11.8	9.06
Fourth Quarter	11.89	10.00
2013
Full Year	22.82	9.72
First Quarter	12.73	10.29
Second Quarter	17.76	9.72
Third Quarter	22.82	17.41
Fourth Quarter	20.49	16.26
October	20.49	16.49
November	19.88	16.26
December	19.88	17.06
2014
January	22.16	17.38
February	23.20	17.69
March	26.25	20.04
April (through April 28, 2014)	22.30	17.20

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

B.    Memorandum and Articles of Association

        The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

        The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

PRC Taxation

        If we were considered a PRC resident enterprise under the corporate income tax law, our non-resident shareholders and ADS holders may be subject to the withholding tax at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that in the case of non-resident enterprise shareholders, (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the corporate income tax law to withhold PRC income tax on our dividends payable to our non-resident enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-resident enterprise shareholders and ADS holders were subject to the withholding tax, your investment in our shares or ADSs could be materially and adversely affected.

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

        The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you generally will be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company

        A non-U.S. corporation, such as our company, will be a "passive foreign investment company," or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, certain types of rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains, and net income from notional principal contracts. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets.

        As we disclosed in our annual report for 2012, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. In light of our significant cash balances and based on the market price of the ADSs and ordinary shares and the composition of our income and assets, we believe that we may also have been a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, because the application of the PFIC rules described above is unclear in many important legal and factual respects, and the required calculations for 2013 yielded results that were close to the line, no assurances may be given in this regard.

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

        We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we may continue to be, or become, a PFIC in 2014 or future taxable years. Whether we are or will be classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, the market price of our ADSs or ordinary shares (which may fluctuate considerably), our asset values (including, among other items, the level of cash, cash equivalents, and securities held for investment purposes), and gross income (including whether such income is active versus passive income) for such taxable year, all of which are subject to change. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status. In the event that we determine that we are not a PFIC in 2014 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

        Provided we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC, and any gain from such deemed sale would be taxed as an "excess distribution" as described below. Any loss from the deemed sale would not be recognized. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will generally not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor regarding our status as a PFIC as well as the consequences of making the deemed sale election.

        For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless, with respect to the ADSs, you make a "mark-to-market" election, as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

        If we are treated as a PFIC with respect to you for any taxable year during which you hold the ADSs or ordinary shares and any entity treated as our non-U.S. subsidiary for U.S. federal income tax purposes is also a PFIC, you would generally be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules to any such entity. U.S. Holders are urged to consult their tax advisors regarding the applicability of the PFIC rules to such entities.

        A U.S. Holder of "marketable stock" (defined below) of a PFIC may make a mark-to-market election for such stock to elect, to some degree, out of the tax treatment discussed in the preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted tax basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your tax basis in the ADSs will be adjusted to reflect any such income or loss amounts. Also, the tax rules that apply to distributions by corporations which are not PFICs would generally apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed below under "—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares") would not apply. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder generally will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

        The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded (or traded in other than de minimis quanitities on at least 15 days during each calendar quarter) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election will be available to you, but no assurances may be given in this regard.

        Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

        In the case of a U.S. Holder that has held ADSs during any taxable year in respect of which we were treated as a PFIC with respect to such U.S. Holder and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election and who later considers making a mark-to-market election, special tax rules may apply relating to "purging the PFIC taint" of such ADSs.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF, elections, which, if available, would result in tax treatment different from, and generally less adverse than, the general tax treatment of PFICs described above. If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, temporary regulations generally require you to file IRS Form 8621, and the failure so to file may result in certain adverse U.S. federal income tax consequences to you.

        You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares, including the possibility of making a mark-to-market election, the unavailability of the QEF election, and the Form 8621 filing requirement.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

        Subject to the passive foreign investment company rules discussed above, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares (including the amount of any PRC tax withheld) generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we currently do not and do not intend to calculate our earnings and profits under United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be "qualified dividend income" that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a "passive foreign investment company" nor treated as such with respect to you (as discussed above) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a "resident enterprise" for PRC tax purposes under the PRC corporate income tax law, a U.S. Holder may be subject to withholding taxes on dividends paid on our ADSs or ordinary shares. However, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation applicable to qualified dividend income as described above. For more information regarding the PRC corporate income tax law, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income may be subject to PRC tax under the corporate income tax law, which would have a material adverse effect on our results of operations." You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and in light of our belief that we were a PFIC for our taxable year ended December 31, 2012, and may have continued to be a PFIC for our taxable year ended December 31, 2013.

        Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute "passive category income," or, in the case of certain U.S. Holders, "general category income." Depending on your particular facts and circumstances, you may be eligible to claim a U.S. foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

        Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference, if any, between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, such as an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes, which will generally limit the availability of U.S. foreign tax credits, subject to exceptions and limitations. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income may be subject to PRC tax under the corporate income tax law, which would have a material adverse effect on our results of operations." You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Medicare Tax

        Legislation enacted in 2010 generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over US$200,000 (or US$250,000 in the case of joint filers or US$125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, net investment income generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. Special rules may apply if we are treated as a PFIC with respect to a U.S. Holder. U.S. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

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

Additional Tax Reporting Requirements

        Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain domestic entities may be required to submit certain information to the IRS with respect to his, her or its beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his, her or its behalf by a financial institution. This law also imposes penalties and potential other adverse tax consequences if a U.S. Holder is required to submit such information to the IRS and fails to do so. You are urged to consult your tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of ADSs or ordinary shares.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        Most of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering and overseas revenues denominated in U.S. dollars. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition. Fluctuations in exchange rates, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars. We recorded a net foreign currency exchange gain of approximately RMB6.7 million (US$1.1 million) in 2013 principally due to overseas operations in foreign currency resulting from the RMB depreciation and generate licensing revenues in foreign currencies. We may experience additional foreign exchange gain or loss in the future to the extent we hold financial assets denominated in U.S. dollars.

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

        To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. For the year ended December 31, 2013, we recorded RMB46.0 million (US$7.6 million) of foreign currency translation loss in other comprehensive income.

If the exchange rate of RMB against the U.S. dollar is 10% higher than those we used in our financial statements, our foreign currency translation loss in other comprehensive income would have been increased by approximately RMB28.3 million.

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

Fees and Other Payments Made by the Depositary to Us

        Our depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. As of December 31, 2013, the aggregate amount payable to us from our depositary was US$0.8 million, which is to reimburse our investor relations activities spending and other related expenses incurred as a result of the listing of our ADSs on the NASDAQ Global Select Market.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

        Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the "Internal Control—Integrated Framework (1992)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

        PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company), our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2013, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	The Year Ended December 31,
	2012	2013
Audit fees(1)	US$1,757,596	US$1,855,597
All other fees(2)	US$22,231	US$32,271

(1)
"Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial data.

(2)
"All other fees" means the aggregate fees billed in relation to the training service in 2012 and consulting service in 2013, respectively.

        The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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
4.3
2013 Share Incentive Plan, effective November 22, 2013 (incorporated by reference to Exhibit 99.6 of Form 6-K (file no. 001-33587) filed with the Securities and Exchange Commission on November 4, 2013).

Exhibit Number	Description of Document
4.4	Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).
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

Exhibit Number	Description of Document
4.14	English Translation of Supplementary Agreement to the Development Cooperation Agreement between PW Network and PW Software dated as of April 1, 2008 (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 16, 2008).
4.15
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

Exhibit Number	Description of Document
4.34	English Translation of Equity Pledge Agreement among PW Software, Perfect Moment and shareholders of Perfect Moment dated as of December 3, 2011 (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
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
4.42
English Translation of Loan Agreement between PW Software and Mr. Qing Li and Mr. Qi Zhu dated as of November 4, 2011 (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on May 11, 2012).
4.43
English Translation of Limited Partnership Agreement for Tianjin Trendsters Venture Capital Limited Partnership dated as of December 2, 2011 (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 26, 2013).
4.44
English Translation of Amendment to Limited Partnership Agreement for Tianjin Trendsters Venture Capital Limited Partnership dated as of March 5, 2013 (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 26, 2013).
4.45*	English Translation of Exclusive Technology Support and Service Agreement between PW Game Software and PW Digital Technology dated as of December 10, 2013.

Exhibit Number	Description of Document
4.46*	English Translation of Development Cooperation Agreement between PW Game Software and PW Digital Technology dated as of December 10, 2013.
4.47*	English Translation of Business Operation Agreement among PW Game Software, PW Digital Technology and shareholders of PW Digital Technology dated as of December 10, 2013.
4.48*	English Translation of Call Option Agreement among PW Game Software, PW Digital Technology and shareholders of PW Digital Technology dated as of December 10, 2013.
4.49*	English Translation of Equity Pledge Agreement among PW Game Software, PW Digital Technology and shareholders of PW Digital Technology dated as of December 10, 2013.
4.50*	English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Xiaoxi Yang dated as of December 10, 2013.
4.51*	English Translation of Loan Agreement, dated as of July 30, 2013 between PW Game Software and Mr. Yufeng Chi, and Loan Agreement, dated December 10, 2013, between PW Game Software and Mr. Xiaoxi Yang.
4.52*	Share Purchase Agreement between Shanda SDG Investment Limited and Perfect World Co., Ltd. dated as of April 18, 2014.
4.53*	Adherence Agreement among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated as of April 18, 2014.
8.1*	Subsidiaries of the Registrant.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Maples and Calder.
15.2*	Consent of King & Wood Mallesons.
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith.

**
Furnished herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFECT WORLD CO., LTD.
By:	/s/ ROBERT HONG XIAO Name: Robert Hong Xiao Title: Chief Executive Officer

Date: April 29, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Perfect World Co., Ltd.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People's Republic of China
April 29, 2014

Perfect World Co., Ltd.

Consolidated Balance Sheets as of December 31, 2012 and December 31, 2013

		December 31,	December 31,	December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$	(Note 3-(5))
Assets
Current assets
Cash and cash equivalents	3(6),6	799,632,647	1,212,157,293		200,234,120
Restricted cash and time deposits	3(6),5,6	891,462,180	226,100,000		37,349,059
Short-term investments	3(7),6	1,508,884,886	1,307,892,890		216,048,514
Accounts receivable, net	3(9),7	110,286,428	197,715,605		32,660,291
Due from related parties	25	7,542,600	3,393,089		560,498
Prepayments and other assets	8	156,083,903	424,839,088		70,178,418
Deferred tax assets	20(e)	41,585,847	40,387,485		6,671,537

Total current assets		3,515,478,491	3,412,485,450		563,702,437

Non current assets
Equity investments	3(10),9	227,832,057	470,018,715		77,641,561
Time deposits	6	51,465,395	108,135,489		17,862,710
Restricted time deposits	3(6),5,6	7,814,450	7,597,873		1,255,079
Property, equipment and software, net	3(12),10	1,206,485,419	1,353,740,512		223,622,002
Construction in progress	3(13)	20,326,428	14,051,462		2,321,136
Intangible assets, net	3(14),13	229,013,555	330,718,241		54,630,762
Goodwill	3(16),14	408,829,417	511,270,880		84,455,933
Prepayments and other assets		87,332,624	86,177,977		14,235,588
Deferred tax assets	20(e)	42,427,797	50,830,484		8,396,598

Total assets		5,797,005,633	6,345,027,083		1,048,123,806

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable (including amounts of the consolidated variable interest entities ("VIEs") without recourse to the primary beneficiaries of RMB29,885,740 and RMB67,041,366 (US$11,074,445) as of December 31, 2012 and 2013, respectively.)		70,696,803	95,908,036		15,842,878
Short-term bank loans (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of Nil as of December 31, 2012 and 2013, respectively.)	15	747,974,500	213,391,500		35,249,765
Advances from customers (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB132,509,317 and RMB98,095,951 (US$16,204,297) as of December 31, 2012 and 2013, respectively.)	3(17)	133,949,512	102,469,102		16,926,690
Salary and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB35,655,483 and RMB46,858,285 (US$7,740,437) as of December 31, 2012 and 2013, respectively.)		232,137,936	287,057,153		47,418,464
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB9,865,285 and RMB24,364,827 (US$4,024,783) as of December 31, 2012 and 2013, respectively.)		49,898,625	59,756,556		9,871,080
Accrued expenses and other liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB21,732,459 and RMB142,668,385 (US$23,567,138) as of December 31, 2012 and 2013, respectively.)	16	58,016,741	188,939,187		31,210,530
Due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of Nil and RMB41,750 (US$6,897) as of December 31, 2012 and 2013, respectively.)	25	150,000	91,750		15,156
Deferred revenues (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB238,713,834 and RMB577,673,767 (US$95,424,908) as of December 31, 2012 and 2013, respectively.)	3(18)	365,705,044	742,171,227		122,597,953
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB962,240 and RMB262,000 (US$43,279) as of December 31, 2012 and 2013, respectively.)	20(e)	61,219,290	87,173,299		14,400,003
Deferred government grants (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB458,288 and RMB5,000,000 (US$825,941) as of December 31, 2012 and 2013, respectively.)		458,287	5,000,000		825,941

Total current liabilities		1,720,206,738	1,781,957,810		294,358,460
Non current liabilities
Deferred revenues (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB27,581,730 and RMB11,709,845 (US$1,934,329) as of December 31, 2012 and 2013, respectively.)	3(18)	56,503,584	38,655,431		6,385,422
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of Nil and RMB9,087,650 (US$1,501,173) as of December 31, 2012 and 2013, respectively.)	20(e)	6,875,864	13,408,787		2,214,974
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,630,000 and RMB1,000,000 (US$165,188) as of December 31, 2012 and 2013, respectively.)		1,619,438	2,800,000		462,527

Total liabilities		1,785,205,624	1,836,822,028		303,421,383

Commitments and contingencies	26
Shareholders' Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 212,376,660 Class B ordinary shares issued and outstanding as of December 31, 2012; 29,671,195 Class A ordinary shares issued and outstanding, 217,308,865 Class B ordinary shares issued and outstanding as of December 31, 2013)	18	193,960	197,003		32,543
Additional paid-in capital	18	329,804,508	452,966,738		74,824,775
Statutory reserves	3(23)	272,938,726	312,339,625		51,594,830
Accumulated other comprehensive loss	3(4)	(80,543,186)	(126,536,702)		(20,902,374)
Retained earnings		3,466,189,747	3,832,064,435		633,011,949

Total Perfect World Shareholders' Equity		3,988,583,755	4,471,031,099		738,561,723
Non-controlling interests		23,216,254	37,173,956		6,140,700

Total Shareholders' Equity		4,011,800,009	4,508,205,055		744,702,423

Total Liabilities and Shareholders' Equity		5,797,005,633	6,345,027,083		1,048,123,806

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2011, 2012 and 2013

		For the years ended December 31,
	Notes	2011	2012	2013	2013
		RMB	RMB	RMB	US$(Note 3-(5))
Revenues
Online game operation revenues		2,708,506,602	2,499,418,794	2,800,321,186	462,580,106
Licensing revenues		246,823,270	171,563,574	149,317,502	24,665,494
Other revenues		28,106,785	99,603,687	103,024,305	17,018,403

Total Revenues	3(17)	2,983,436,657	2,770,586,055	3,052,662,993	504,264,003
Cost of revenues	3(19)	(479,877,083)	(539,935,810)	(711,648,433)	(117,555,947)

Gross profit		2,503,559,574	2,230,650,245	2,341,014,560	386,708,056
Operating expenses
Research and development expenses	3(20)	(664,354,758)	(797,067,359)	(886,083,719)	(146,370,603)
Sales and marketing expenses	3(24)	(492,313,417)	(520,619,687)	(729,657,246)	(120,530,790)
General and administrative expenses		(292,622,061)	(306,255,965)	(310,043,825)	(51,215,591)
Goodwill impairment		—	(40,769,946)	(77,290,117)	(12,767,418)

Total operating expenses		(1,449,290,236)	(1,664,712,957)	(2,003,074,907)	(330,884,402)

Operating profit		1,054,269,338	565,937,288	337,939,653	55,823,654

Other income / (expenses)
Share of loss from equity investments		(1,574,506)	(5,334,495)	(15,198,149)	(2,510,555)
Interest income		72,522,104	94,565,745	93,212,910	15,397,676
Interest expense		(6,606,336)	(21,866,732)	(7,674,899)	(1,267,803)
Others, net	17	45,499,424	60,276,060	83,680,334	13,823,006

Total other income		109,840,686	127,640,578	154,020,196	25,442,324

Income before tax		1,164,110,024	693,577,866	491,959,849	81,265,978
Income tax expense	3(22),20(d)	(161,704,455)	(116,119,365)	(69,997,794)	(11,562,812)

Income from continuing operations, net of tax		1,002,405,569	577,458,501	421,962,055	69,703,166

Discontinued operations	3(30),12
Loss from discontinued operations, net of tax		(22,342,889)	(30,214,733)	(44,322,061)	(7,321,483)
Gain from disposal of discontinued operations, net of tax		—	—	166,288,268	27,468,865

(Loss) / income from discontinued operations, net of tax		(22,342,889)	(30,214,733)	121,966,207	20,147,382

Net Income		980,062,680	547,243,768	543,928,262	89,850,548

Net loss / (income) attributable to the non-controlling interests		3,923,735	(6,593,580)	(1,514,629)	(250,199)

Net income attributable to the Company's shareholders		983,986,415	540,650,188	542,413,633	89,600,349

Net Income		980,062,680	547,243,768	543,928,262	89,850,548
Other comprehensive income / (loss): Foreign currency translation adjustment	3(4)	5,525,927	(20,112,491)	(45,993,516)	(7,597,588)

Comprehensive income	3(29)	985,588,607	527,131,277	497,934,746	82,252,960

Comprehensive loss / (income) attributable to non-controlling interests		3,923,735	(6,593,580)	(1,514,629)	(250,199)

Comprehensive income attributable to the Company's shareholders		989,512,342	520,537,697	496,420,117	82,002,761

Net earnings per share, basic
Continuing operations		4.13	2.39	1.72	0.28
Discontinued operations		(0.09)	(0.13)	0.50	0.08

Total earnings per share, basic		4.04	2.26	2.22	0.36

Net earnings per share, diluted
Continuing operations		3.94	2.35	1.70	0.28
Discontinued operations		(0.09)	(0.12)	0.49	0.08

Total earnings per share, diluted		3.85	2.23	2.19	0.36

Net earnings per ADS, basic
Continuing operations		20.63	11.94	8.62	1.42
Discontinued operations		(0.45)	(0.63)	2.50	0.41

Total earnings per ADS, basic		20.18	11.31	11.12	1.83

Net earnings per ADS, diluted
Continuing operations		19.70	11.77	8.49	1.40
Discontinued operations		(0.43)	(0.62)	2.46	0.41

Total earnings per ADS, diluted		19.27	11.15	10.95	1.81

Shares used in calculating basic net earnings per share		243,765,093	239,119,233	243,958,465	243,958,465
Shares used in calculating diluted net earnings per share		255,380,327	242,495,660	247,712,898	247,712,898
Amount attributable to the Company's shareholders:
Income from continuing operations, net of tax		1,005,977,648	570,864,921	420,447,426	69,452,967
(Loss) / income from discontinued operations, net of tax		(21,991,233)	(30,214,733)	121,966,207	20,147,382

Net income		983,986,415	540,650,188	542,413,633	89,600,349

Total share-based compensation cost included in:	3(21),19
Cost of revenues		(6,362,169)	(4,570,357)	(3,671,402)	(606,472)
Research and development expenses		(47,533,344)	(34,818,684)	(34,243,440)	(5,656,613)
Sales and marketing expenses		(15,228,350)	(10,111,863)	(12,351,112)	(2,040,258)
General and administrative expenses		(35,612,664)	(21,643,688)	(25,627,116)	(4,233,298)
(Loss) / income from discontinued operations, net of tax		—	—	(21,450,000)	(3,543,288)

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2011, 2012 and 2013

	Class A and Class B ordinary shares
			Treasury stock				Accumulated other comprehensive (loss)/income
					Additional paid-in capital	Statutory reserve		Retained earnings	Non- controlling interest	Total shareholders' equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	251,011,080	199,791	—	—	493,089,324	239,264,390	(65,956,622)	2,582,851,059	110,140,050	3,359,587,992
Net profit	—	—	—	—	—	—	—	983,986,415	(3,923,735)	980,062,680
Foreign currency translation gain	—	—	—	—	—	—	5,525,927	—	—	5,525,927
Share-based compensation cost	—	—	—	—	105,298,256	—	—	—	—	105,298,256
Appropriation to statutory reserves	—	—	—	—	—	31,541,131	—	(31,541,131)	—	—
Ordinary shares issued upon exercise of employee stock options	1,730,880	1,104	—	—	8,989,416	—	—	—	—	8,990,520
Repurchase of shares	—	—	(21,832,745)	(444,283,323)	—	—	—	—	—	(444,283,323)
Cancellation of repurchased shares	(21,832,745)	(13,947)	21,832,745	444,283,323	(444,269,376)	—	—	—	—	—
Change in the Company's economic interests in an affiliate (Note 11-(3))	—	—	—	—	—	—	—	—	8,090,000	8,090,000
Disposal of film and television business (Note 12-(1))	—	—	—	—	48,813,417	(2,790,728)	—	2,790,728	(92,860,964)	(44,047,547)
Capital contribution from non-controlling interest and VIE shareholders	—	—	—	—	500,000	—	—	—	5,684,165	6,184,165

Balance as of December 31, 2011	230,909,215	186,948	—	—	212,421,037	268,014,793	(60,430,695)	3,538,087,071	27,129,516	3,985,408,670

Net profit	—	—	—	—	—	—	—	540,650,188	6,593,580	547,243,768
Foreign currency translation loss	—	—	—	—	—	—	(20,112,491)	—	—	(20,112,491)
Share-based compensation cost	—	—	—	—	71,144,592	—	—	—	—	71,144,592
Appropriation to statutory reserves	—	—	—	—	—	4,923,933	—	(4,923,933)	—	—
Ordinary shares issued upon exercise of employee stock options	11,138,640	7,012	—	—	45,849,541	—	—	—	—	45,856,553
Dividends to shareholders (Note 24)	—	—	—	—	—	—	—	(607,623,579)	—	(607,623,579)
Change in the Company's economic interests in an affiliate (Note 1, Note 11-(3))	—	—	—	—	389,338	—	—	—	(10,509,842)	(10,120,504)
Capital contribution from VIE shareholders	—	—	—	—	—	—	—	—	3,000	3,000

Balance as of December 31, 2012	242,047,855	193,960	—	—	329,804,508	272,938,726	(80,543,186)	3,466,189,747	23,216,254	4,011,800,009

Net profit	—	—	—	—	—	—	—	542,413,633	1,514,629	543,928,262
Foreign currency translation loss	—	—	—	—	—	—	(45,993,516)	—	—	(45,993,516)
Share-based compensation cost	—	—	—	—	75,893,070	—	—	—	21,450,000	97,343,070
Appropriation to statutory reserves	—	—	—	—	—	39,400,899	—	(39,400,899)	—	—
Ordinary shares issued upon exercise of employee stock options	4,932,205	3,043	—	—	47,269,160	—	—	—	—	47,272,203
Dividends to shareholders (Note 24)	—	—	—	—	—	—	—	(137,138,046)	—	(137,138,046)
Change in the Company's economic interests in affiliates (Note 1, Note 11-(5), Note 12-(2))	—	—	—	—	—	—	—	—	(9,006,927)	(9,006,927)

Balance as of December 31, 2013	246,980,060	197,003	—	—	452,966,738	312,339,625	(126,536,702)	3,832,064,435	37,173,956	4,508,205,055

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$	(Note 3-(5))
Cash flows from operating activities:
Net income	980,062,680	547,243,768	543,928,262		89,850,548
Adjustments for:
Share-based compensation cost	104,736,527	71,144,592	97,343,070		16,079,930
Depreciation and amortization expense	170,029,747	183,116,153	200,173,823		33,066,360
Exchange loss / (gain)	7,994,077	(3,334,352)	(6,677,643)		(1,103,068)
Share of loss from equity investments	1,574,506	5,334,495	15,198,149		2,510,555
Goodwill impairment	—	40,769,946	77,290,117		12,767,418
Impairment of intangible assets and other long-lived assets	—	20,969,607	23,898,022		3,947,672
Loss from disposal of property, equipment and software	2,037,189	1,717,286	625,332		103,297
Deferred income tax	57,648,595	(11,042,445)	17,461,751		2,884,476
Gain from disposal of discontinued operations, net of tax	—	—	(166,288,268)		(27,468,865)
Changes in assets and liabilities:
Accounts receivable	(832,797)	32,371,438	(80,989,868)		(13,378,573)
Current prepayments and other assets	(115,445,371)	(51,451,855)	(126,121,310)		(20,833,756)
Film and television cost	(28,837,856)	—	—		—
Due from/to related parties	(2,549,500)	35,000	(3,451,339)		(570,121)
Non-current prepayments and other assets	(33,337,565)	(40,737,629)	825,308		136,331
Accounts payable	(15,980,321)	(5,892,676)	38,630,097		6,381,237
Advances from customers	3,270,821	38,031,835	(29,274,312)		(4,835,772)
Salary and welfare payable	40,896,232	27,187,649	53,166,528		8,782,485
Taxes payable	4,687,895	(48,243,256)	8,696,017		1,436,480
Accrued expenses and other liabilities	(26,398,249)	(10,774,994)	10,904,719		1,801,331
Deferred revenues	2,207,949	(56,955,712)	357,540,494		59,061,482

Net cash provided by operating activities	1,151,764,559	739,488,850	1,032,878,949		170,619,447

Cash flows from investing activities:
Purchase of property, equipment and software	(72,898,685)	(83,664,515)	(234,925,652)		(38,806,952)
Cash paid for construction in progress	(88,532,375)	(25,136,551)	(55,931,098)		(9,239,159)
Purchase of intangible assets	(16,394,162)	(6,602,754)	(57,390,839)		(9,480,291)
Payment for capitalized product development costs	(11,049,635)	(5,651,100)	(44,175,803)		(7,297,323)
Decrease / (increase) of restricted cash and restricted time deposits	(530,650,817)	(363,776,200)	665,362,180		109,910,002
Cash paid for equity investments	(10,803,330)	(200,000,000)	(256,232,823)		(42,326,647)
Cash received from disposal of equity investment	9,934,500	—	—		—
Cash paid for business acquisitions, net of cash acquired	(308,912,346)	—	(135,694,387)		(22,415,116)
Cash paid for purchase of additional ownership interests in subsidiaries	—	(10,120,504)	—		—
Cash received from disposal of business to a related party, net of cash disposed	283,901,605	—	—		—
Decrease in cash from disposal of PW Literature	—	—	(23,977,214)		(3,960,754)
Purchase of short-term investments	(788,762,275)	(1,437,228,875)	(1,710,000,000)		(282,471,877)
Maturities of short-term investments	1,039,244,400	470,017,875	1,863,300,000		307,795,233
Purchase of time deposits	—	(50,000,000)	—		—
Increase in loan receivable	(7,625,880)	—	—		—

Net cash (used in) / provided by investing activities	(502,549,000)	(1,712,162,624)	10,334,364		1,707,116

Cash flows from financing activities:
Exercises of share options	7,810,709	45,182,450	45,399,876		7,499,525
Repurchase of shares	(444,283,323)	—	—		—
Capital contribution from non-controlling interest and VIE shareholders	6,176,000	3,000	—		—
Short-term bank loans	560,780,100	596,752,900	216,176,500		35,709,814
Repayment of bank loans	—	(409,558,500)	(742,887,100)		(122,716,207)
Dividends to shareholders	—	(607,623,579)	(137,138,046)		(22,653,591)

Net cash provided by / (used in) financing activities	130,483,486	(375,243,729)	(618,448,770)		(102,160,459)

Effect of exchange rate changes on cash and cash equivalents	(17,106,728)	(2,663,345)	(12,239,897)		(2,021,887)

Net increase / (decrease) in cash	762,592,317	(1,350,580,848)	412,524,646		68,144,217

Cash and cash equivalents, beginning of the period	1,387,621,178	2,150,213,495	799,632,647		132,089,903

Cash and cash equivalents, end of the period	2,150,213,495	799,632,647	1,212,157,293		200,234,120

Supplemental schedule of non-cash investing activities:
Reclassification of time deposits to short-term investments	—	(280,000,000)	—		—
Release of restricted time deposits to short-term investments	—	(120,000,000)	—		—
Consideration payable related to equity investment and business combination	—	—	(122,000,000)		(20,152,964)
Consideration receivable related to disposal of PW Literature	—	—	174,280,000		28,789,005
Reclassification of short-term investments to time deposits	—	—	(53,041,400)		(8,761,815)
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	(94,389,925)	(171,912,187)	(74,180,785)		(12,253,793)
Cash paid during the year for interest expense	(4,347,988)	(23,147,135)	(7,696,577)		(1,271,384)

The accompanying notes are an integral part of these consolidated financial statements

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi Yuan unless otherwise stated)

1.     Organization and principal activities

        The accompanying consolidated financial statements include the financial statements of Perfect World Co., Ltd. (the "Company") and its subsidiaries and VIEs. The Company was incorporated in the Cayman Islands on June 28, 2006. The Company has been listed on the NASDAQ in the United States of America since July 26, 2007. The Company, all the subsidiaries and the VIEs are collectively referred to as the "Group."

        Details of the subsidiaries and VIEs as of December 31, 2013 are described below:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Software Co., Ltd. ("PW Software")	100%	Beijing, China, August 2006
Perfect Online Holding Limited ("PW Hong Kong")	100%	Hong Kong, China, December 2007
Perfect World Entertainment Inc. ("PW USA")	100%	Delaware, USA, April 2008
Perfect Game Holding Limited ("PW BVI")	100%	British Virgin Islands, October 2008
Perfect Star Co., Ltd. ("PW Malaysia")	100%	Labuan, Malaysia, January 2009
Global InterServ (Caymans) Inc. ("InterServ Caymans")	100%	Cayman Islands, acquired in February 2009
InterServ Information and Technology (Shanghai) Co., Ltd. ("InterServ Shanghai")	100%	Shanghai, China, acquired in February 2009
Chengdu Perfect World Software Co., Ltd. ("Chengdu PW Software"), formerly known as Chengdu InterServ Information and Technology Co., Ltd. ("InterServ Chengdu")	100%	Chengdu, China, acquired in February 2009
Perfect World Interactive Entertainment Co., Ltd. ("PW Interactive")	100%	Cayman Islands, March 2009
Perfect Sky Online Co., Limited ("PW Sky")	100%	Hong Kong, China, May 2009
Perfect Entertainment Zone N.V. ("PW Antilles")	100%	Netherlands Antilles, August 2009
Perfect World Interactive Technology Co., Ltd. ("PW Taiwan")	100%	Taiwan, China, November 2009
Perfect World Universal Coöperatieve U.A. ("PW Universal")	100%	Netherlands, December 2009
Shanghai Perfect World Software Co., Ltd. ("Shanghai PW Software")	100%	Shanghai, China, December 2009
Perfect World Europe B.V. ("PW Europe")	100%	Netherlands, January 2010
C&C Media Co., Ltd. ("C&C Media")	100%	Japan, acquired in April 2010
CCO Co., Ltd. ("CCO")	100%	Japan, acquired in April 2010
Beijing Perfect World Digital Entertainment Software Co., Ltd. ("PW Digital Software")	100%	Beijing, China, April 2010
Runic Games, Inc. ("Runic Games")	74.47%	Delaware, USA, acquired in May 2010
Beijing Perfect World Game Software Co., Ltd. ("PW Game Software")	100%	Beijing, China, August 2010
Cryptic Studios, Inc. ("Cryptic Studios")	100%	California, USA, acquired in August 2011
Happy Moment Holding Limited ("Happy Moment")	100%	British Virgin Islands, August 2011
Happy Fantasy Limited ("Happy Fantasy")	100%	British Virgin Islands, August 2011
Perfect Management Holding Limited ("Perfect Management")	100%	British Virgin Islands, October 2011
NGL Co., Ltd. ("NGL")	100%	Korea, November 2011
Zongheng Limited ("Zongheng Cayman")	70%	Cayman Islands, acquired in January 2012
Perfect World Games Online Limited ("PW Games Online"), formerly known as Zongheng Online LIMITED ("Zongheng Hong Kong")	70%	Hong Kong, China, acquired in January 2012
Huanxiang Zongheng Software Technology Co., Ltd. ("Zongheng Software")	70%	Beijing, China, acquired in January 2012
Perfect Play SDN. BHD. ("Perfect Play")	100%	Labuan, Malaysia, November 2012
Unknown Worlds Entertainment, Inc. ("Unknown Worlds")	60%	California, USA, acquired in February 2013
Perfect World (Thailand) Co., Ltd. ("PW Thailand")	100%	Bangkok, Thailand, September 2013

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

1.     Organization and principal activities (Continued)

VIEs	Economic interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Network Technology Co., Ltd. ("PW Network")	100%	Beijing, China, March 2004
Shanghai Perfect World Network Technology Co., Ltd. ("Shanghai PW Network")	100%	Shanghai, China, November 2008
Chengdu Perfect World Network Technology Co., Ltd. ("Chengdu PW Network")	100%	Chengdu, China, February 2009
Beijing Perfect World Digital Entertainment Co., Ltd. ("PW Digital")	100%	Beijing, China, September 2009
Chengdu Ye Net Science and Technology Development Co., Ltd. ("Ye Net")	100%	Chengdu, China, acquired in January 2011
Hefei Perfect World Network Technology Co., Ltd. ("Hefei PW Network")	100%	Hefei, China, January 2011
Beijing Perfect Moment Network Technology Co., Ltd. ("Perfect Moment"), formerly known as Beijing Perfect Moment Picture Co., Ltd.	100%	Beijing, China, February 2011
Tianjin Trendsters Investment Co., Ltd. ("Trendsters Investment")	100%	Tianjin, China, November 2011
Beijing Neon Culture Communication Co., Ltd. ("Neon Culture")	90%	Beijing, China, August 2012
Beijing Perfect World Digital Technology Co., Ltd. ("PW Digital Technology")	100%	Beijing, China, August 2013
Wuhu Huitian Shengshi Network Technology Co., Ltd. ("Wuhu Huitian")	100%	Wuhu, China, acquired in December 2013

        The Group is principally engaged in research, development, operation and licensing of online games. The Group's principal operations and geographic markets are in the People's Republic of China (the "PRC"), United States of America, Europe, Japan, Southeast Asia and Korea.

2.     Variable interest entities

  (1) Risk in relation to the VIE structure

        The Company is a Cayman Islands company and, as such, it is classified as a foreign enterprise under Chinese laws, and the Company's wholly owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operations and Internet publishing licenses, or engaging in the investment in certain technology, media and telecommunications sectors. In light of these restrictions, the Company relies on its VIEs to hold and maintain the licenses necessary to operate the online games, online reading services, or investment in certain technology, media and telecommunication companies in China. The Company through its wholly owned PRC subsidiaries entered into a series of contractual arrangements with its VIEs and their respective equity owners to provide the Company with effective control over the VIEs. These include exclusive technology support and service agreements, development cooperation agreements, business operation agreements, call option agreements, equity pledge agreements and power of attorneys.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2.     Variable interest entities (Continued)

December 31, 2012 and December 31, 2013, and for the years ended December 31, 2011, 2012 and 2013:

	December 31, 2012	December 31, 2013
	RMB	RMB
Current assets	1,881,651,904	1,956,233,219
Non-current assets	345,087,386	933,328,152

Total assets	2,226,739,290	2,889,561,371

Current liabilities	892,021,422	1,364,036,110
Non-current liabilities	29,211,730	21,797,495

Total liabilities	921,233,152	1,385,833,605

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Total revenues	2,182,477,147	1,946,345,171	2,191,261,151
Net income	313,744,575	270,187,228	106,301,882

        The recognized revenue-producing assets held by the Group's VIEs include goodwill and the intangible assets acquired through business combination, purchased copyrights and domain names, licensed game software, servers and leasehold improvements relating to office facilities, the balances of these assets as of December 31, 2012 and 2013 were included in the line of "Non-current assets" in the table above. Goodwill primarily represents the expected synergies from combining the acquired business with the business of the Group. Please refer to Note 11 for details of goodwill and intangible assets acquired through business combination.

        The unrecognized revenue-producing assets held by the Group's VIEs mainly consist of intellectual property, licenses, and trademarks that the Group relies on to operate its self-developed and third party licensed games. As of December 31, 2013, the VIEs have developed copyright registrations and applications, including but not limited to copyrights covering self-developed game software and game engines. Some of these copyrights have been granted and are currently held by the VIEs, while others are still in the process of being registered. The VIEs own ICP license and other online game operation license. Moreover, the VIE has made registrations for certain trademarks related to the Group's brand and games, and domain names for the operation. These unrecognized revenue-producing assets have no book value, appraisal value or any other value that can be disclosed.

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

        The contractual agreements between PW Software and Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd., or PW Literature, and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in June 2008 and will remain effective until June 24, 2028. In addition, each equity owner of PW Literature has respectively entered into a loan agreement with PW Software as of May 20, 2008, under which PW Software agreed to make an RMB500,000 interest-free loan to each equity owner of PW Literature respectively solely for the latter to fund the capitalization of PW Literature. The term of the loans is twenty years. In December 2013, the Group consummated the divesture of online reading business, and sold all its economic interest in PW Literature, the VIE, to an unrelated party. (See Note 12-(2)). The above mentioned contractual agreements between PW Software, PW Literature and its equity owners were terminated upon the closing of the transaction on December 31, 2013. All the previous loans to the equity owners of PW Literature were paid back in the first quarter of 2014.

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

        The contractual agreements between PW Game Software and PW Digital Technology and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in August 2013, as amended and restated in December 2013, and will remain effective until August 24, 2033. In addition, each equity owner of PW Digital Technology has respectively entered into a loan agreement with PW Game Software as of July 30, 2013 and December 10, 2013, respectively, under which PW Game Software agreed to make an RMB9,000,000 and RMB1,000,000 interest-free loan to each

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2.     Variable interest entities (Continued)

equity owner of PW Digital Technology respectively solely for the latter to fund the capitalization of PW Digital Technology. The term of the loans is twenty years.

        The Company completed the registration of the pledge of PW Literature's equity interest in early 2011 and again in 2012 after the change of PW Literature's equity owners in July 2011 with local Administration for Industry and Commerce. This is no longer valid after the completion of disposal of PW Literature. The Company completed the registration of the pledge of the equity interests of Perfect Network, Perfect Moment and Trendsters Investment in 2012 with local Administration for Industry and Commerce. The Company completed the registration of the pledge of the equity interests of PW Digital Technology in March 2014 with local Administration for Industry and Commerce.

  (3) Amount of fees paid by VIEs

        Various fees are billed to the relevant VIEs on a monthly or quarterly basis and are due within 10 business days after receipt of the invoices by the VIEs. The total amount of fees paid by the VIEs to the Group's PRC wholly owned subsidiaries since the entering of the VIE contractual arrangements ranged approximately from 45% to 66% of the revenues generated by respective games operated by these VIEs. For the years ended December 31, 2011, 2012 and 2013, the total amount of fees charged by the Group's PRC wholly owned subsidiaries to its VIEs amounted to approximately RMB1,229,855,500, RMB1,058,328,538 and RMB1,217,670,080, respectively.

  (4) Renewals of the VIE contractual agreements

        The contractual arrangements between the VIEs and the relevant wholly owned subsidiaries of the Company are silent regarding renewals of these contractual arrangements. However, as the VIEs are controlled by the Company through the power of attorney granted to the Company by each nominee shareholder of the VIEs, the contractual arrangements will be renewed at the request of the Company.

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

        Amounts in the consolidated financial statements for the years ended December 31, 2011 and 2012 were reclassified to conform to the presentation for the year ended December 31, 2013 as a result of the sale of online reading business. See Note 12, Discontinued Operations.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

  (2) Principles of consolidation and recognition of non-controlling interest

        The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries and VIEs. VIEs are consolidated if the Company determines that it is the primary beneficiary. All intercompany transactions are eliminated.

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

  (4) Foreign currency translation

        The Group's reporting currency is Renminbi ("RMB"). The functional currency of Perfect World Co., Ltd., the listing entity incorporated in the Cayman Islands, is United States dollars ("US dollars" or "US$"). The functional currency of the Group's other international subsidiaries is evaluated on a case-by-case basis and is often the local currency. On December 1, 2013, PW Hong Kong changed its functional currency prospectively from RMB to USD, to reflect the increased concentration of its activities in US dollars. The change was triggered by the completion of the Group's reorganization of its overseas business structure, and PW Hong Kong became the parent of the Group's overseas subsidiaries in Europe, US, Japan and Korea, in addition to its PRC subsidiaries. The change in functional currency of PW Hong Kong has immaterial impact on the Group's consolidated financial statements for the year ended December 31, 2013.

        Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Others, net in the Consolidated Statements of Income and Comprehensive Income. Total exchange (loss) / gain, were RMB(7,994,077), RMB3,334,352 and RMB6,677,643 for the years ended December 31, 2011, 2012 and 2013, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

        The financial statements of the Group's overseas subsidiaries are translated from their functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet dates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting foreign currency translation adjustments are recorded as Accumulated other comprehensive income / (loss) in shareholders' equity. Total foreign currency translation adjustment income / (loss) were RMB5,525,927, RMB(20,112,491) and RMB(45,993,516) for the years ended December 31, 2011, 2012 and 2013, respectively.

  (5) Convenience translation

        Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flow from RMB into US$ as of and for the year ended December 31, 2013 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.0537, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, or at any other rate.

  (6) Cash and cash equivalents, restricted cash and restricted time deposit

        Cash and cash equivalents represent cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

        Cash and time deposit that are restricted as to withdrawal or use for current operations is classified as restricted cash and time deposit. Cash and time deposit that are restricted as to withdrawal or use for other than current operations is classified as non-current. The Group's restricted cash and time deposit and non-current restricted time deposit mainly represents (a) cash and time deposit held in a designated bank account for the sole purpose of business operation including guarantees for office rental and royalty fee of a licensed game; and (b) cash and time deposit that are pledged for short-term loans.

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

        The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

considered other-than-temporary are recorded as an impairment charge in the Consolidated Statements of Income and Comprehensive Income. No impairment charges were recorded for the years ended December 31, 2011, 2012 and 2013.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

        The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds. No impairment charges were recorded for the years ended December 31, 2011, 2012 and 2013.

  (11) Film and television cost (discontinued operations)

        Film and television costs include capitalizable production costs, production overhead, development costs, and acquired production costs and are stated at the cost, less accumulated amortization. Marketing, distribution, and general and administrative costs are expensed as incurred.

        Costs of film and television productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their estimated fair values is written off. Film and television development costs for projects that have been abandoned or have not been set for production within three years are generally written off. This business was disposed of in 2011 and no film and television costs were written off for the year ended December 31, 2011.

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

  (12) Property, equipment and software, net

        Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful life
Office building	33 - 45 years
Office furniture	5 years
Computers & office equipment	4 years
Game servers	4 years
Motor vehicle	6 years
Office improvement	20 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the assets
Software	5 years

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

  (14) Intangible assets

  Copyrights and domain names

        Copyrights such as intellectual property licensed from third parties to develop online games and domain names purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated useful economic life of approximately five to twenty years.

  Intangible assets arising from assets acquisition and business combinations

        The Group performs valuation of the intangible assets arising from assets acquisition and business combinations to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated useful life
Game engine	5 years
Non-compete agreements	3 - 7.4 years
Completed game	1.6 - 6 years
Customer relationships	3 - 5 years
Trade name, domain name and license acquired from business combinations	Indefinite life

  In-progress research and development costs

        The accounting treatment for in-process research and developments ("IPR&D") varies based on how they were acquired. IPR&Ds acquired from an asset acquisition are expensed at the acquisition date if it has no alternate future use. For IPR&Ds acquired from a business combination, they were initially measured at fair value using market participant assumptions and were capitalized as indefinite-lived assets until the abandonment or completion of the associated research and development efforts. After initial recognition, those assets shall be considered indefinite-lived and tested for impairment until the associated research and development activities are either completed, at which point a determination of the assets' useful lives and methods of amortization should be made, or are abandoned. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities related to the acquired intangible research and development assets, are generally expensed as incurred.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

  Online game product development costs

        The Group capitalizes the research and development costs qualified for the capitalization as intangible assets and amortized over the estimated life of the corresponding online games, commencing from these games are available for marketing use. See Note 3-(20) for more details regarding online game product development costs.

  (15) Impairment of long-lived assets and intangible assets

        Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Group had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment charge for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized equal in amount to that excess. The impairment charges of intangible assets recorded in cost of revenue for the years ended December 31, 2011, 2012 and 2013 were amounting to Nil, RMB11,201,856, and Nil, respectively. The impairment charges of intangible assets recorded in general administration expenses for the years ended December 31, 2011, 2012 and 2013 were amounting to Nil, RMB1,649,923 and RMB4,972,726, respectively. The impairment charges of long-lived assets recorded in cost of revenue for the years ended December 31, 2011, 2012 and 2013 were amounting to Nil, RMB8,117,828 and RMB18,925,296, respectively. The impairment of above mentioned intangible assets (mainly comprise of online game development costs) and long-lived assets (mainly comprise of prepaid license and royalty fees) recorded in cost of revenue was primarily caused by unsatisfactory performance of the Group's certain smaller games in 2012 and 2013. The impairment of above mentioned intangible assets recorded in general administration expenses was caused by impairment of trademark recognized from the acquisition of C&C Media in April 2010.

  (16) Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment on an annual basis every November 30, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on "Testing of Goodwill for Impairment," a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment charge equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The goodwill impairment charges for the years ended December 31, 2011, 2012 and 2013 were Nil, RMB40,769,946 and RMB77,290,117, respectively. See Note 14 for more details regarding goodwill.

  (17) Revenue recognition

  Online game operation revenues

  MMORPG games

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

        Prepaid cards will expire on the expiration date printed thereon. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2011, 2012 and 2013, the Group recognized RMB10,647,183, RMB4,428,309 and RMB1,555,307 as other income from expired game cards, respectively.

        In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player's personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that the Group would provide further online game service with respect to such online points is remote. The Group recognizes revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. The Group believes it has a sufficiently long operating history to reliably estimate the inactive players' churn rate. The Group has adopted the policy of performing the reassessment of the estimated churn rate annually and considered its estimates to be reasonable. For the years ended December 31, 2011, 2012 and 2013, the Group recognized RMB103,939,999, RMB98,367,393 and RMB98,439,474 as revenue from the unused game points and items in the accounts inactive for more than 360 consecutive days, respectively.

  Mobile games

        The Group primarily operates self-developed mobile games under an item-based revenue model, and generates mobile game revenues from the sale of virtual currency that can be redeemed in the game for virtual items.

        The Group records revenue generated from self-developed mobile games on a gross basis as the Company is acting as the principal and the primary obligor to end-users for the games distributed through digital storefronts. The principal agent consideration is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service and (iv) has involvement in the determination of product and service specifications.

        The Group recognizes revenue, when persuasive evidence of an arrangement exists, the service has been provided to the end-users, the price paid by the user is fixed or determinable, and collectability is reasonably assured. Consistent with the Group's revenue recognition policies for MMORPG games, under the item-based revenue model, for the purposes of determining when the service has been provided to the end-users, the Group has determined that an implied obligation exists to the paying user to continue displaying the purchased virtual items within the game over the virtual items' estimated useful lives. However, currently, due to the system limitation on data collection of mobile games, the Group does not have the ability to differentiate the redemption respectively on consumable or permanent items and track the consumption of each consumable item. Therefore, the Group recognizes revenue from the sale of virtual currency and other virtual items ratably over the estimated average playing period of paying users, or "estimated player pay life," which is the average period between the first date the paying players charge online points to their accounts and the last date these paying players would play the game. The estimated player pay life was determined to be three months, which is calculated by analyzing the historical mobile game operating data and is assessed periodically.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

Any significant changes to the estimated player pay life would be applied in the period of change prospectively.

  Licensing revenues

        The Group enters into licensing arrangements with licensees to operate the Group's games in other countries and regions. These licensing agreements provide two revenue streams: the initial fees and the usage-based royalty fees.

        In certain licensing arrangements, the Group provides free upgrades, maintenance support and training (i.e., post-contract customer support or PCS) for the first year, and the licensee has the option to purchase PCS in subsequent years at a specified renewal rate. In these arrangements, the Group allocates the initial fee into two parts. The first part represents the license of the game and is recognized as license revenue immediately once the games are launched. The second part represents PCS and is recognized ratably over the PCS contractual period.

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

        The deferred revenues related to online game operation as of December 31, 2012 and 2013 were RMB410,983,447 and RMB774,622,249, respectively. The deferred revenues related to licensing as of December 31, 2012 and 2013 were RMB11,225,181 and RMB6,204,409, respectively.

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

        The total amount of net VAT and business tax with related surcharges recorded in cost of revenues for the years ended December 31, 2011, 2012 and 2013 were RMB126,721,023, RMB117,562,400 and RMB157,804,042, respectively.

        See Note 20 for more details regarding VAT and business tax.

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

        For the years ended December 31, 2011, 2012 and 2013, the amount of online game development costs capitalized as intangible assets was approximately RMB12,516,776, RMB5,875,774 and RMB47,863,589, respectively.

  (21) Share-based compensation expense

        Share-based compensation expense is for share awards, including share options and restricted shares. For service-based share options awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For performance-based share options awards, the performance goals and vesting schedule of these awards are determined by the board of directors. For the performance-based awards, an evaluation is made each quarter as to the likelihood of the performance criteria being met. Share-based compensation costs are then recorded for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Black-

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility over the expected term of the awards, the expected term of the awards, risk-free interest rates and expected dividends. The market price of the underlying shares on the grant date is applied in determining the fair value of the ordinary shares.

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

  (23) Statutory reserves

        The Group's subsidiaries and the VIEs incorporated in China are required to make appropriations to reserves, comprising the statutory general reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People's Republic of China (the "PRC GAAP"). Appropriation to the

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities' registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the board of directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. For the years ended December 31, 2011, 2012 and 2013, profit appropriation to statutory general reserve for the Group's entities incorporated in China was approximately RMB31,541,131, RMB4,923,933 and RMB39,400,899, respectively. No appropriation to other reserves were made for any of the years presented.

  (24) Advertising expenses

        The Group expenses advertising costs as incurred. Total advertising expenses were RMB173,454,641, RMB160,279,673 and RMB318,854,568 for the years ended December 31, 2011, 2012 and 2013, respectively, and were recorded in sales and marketing expenses.

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

        Under PRC regulations, the Group's subsidiaries incorporated in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP and relevant regulations. In addition, the Group's subsidiaries are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 3-(23)) prior to payment of any dividends, unless such reserve fund has reached 50% of their respective registered capital. The reserve fund is not distributable in the form of cash dividends to the Company.

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

  (29) Comprehensive income

        Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group has recognized the foreign currency translation adjustments as other comprehensive income / (loss) in the Consolidated Statements of Income and Comprehensive Income. See Note 3-(4) for more details concerning the foreign currency translation adjustments.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3.     Summary of significant accounting policies (Continued)

  (31) Recent accounting pronouncements

        In March of 2013, the FASB issued guidance on "Foreign Currency Matters, Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In March of 2013, the FASB issued guidance on "Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is "available" is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In June 2013, the FASB issued the guidance on "Financial Services—Investment Companies, amendments to the scope, measurement, and disclosure requirements." The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. The amendments require an investment company to measure non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting. The amendments require the following additional disclosures: (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity's status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The amendments are effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013. Earlier application is prohibited. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

4.     Concentration and risks

        There are no customers whose revenues individually represent greater than 10% of the total revenues for the years ended December 31, 2011, 2012 and 2013.

        Online game operation revenues from the Group's top two games operated in China, namely Zhu Xian and Perfect World II, in aggregate contributed 42%, 42% and 29% of the Group's total revenues in 2011, 2012 and 2013, respectively. Except for Zhu Xian and Perfect World II, none of the rest of the Group's games operated in any single country individually contributed more than 10% of the Group's total revenues in 2011, 2012 or 2013.

        Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, time deposits and restricted time deposit. As of December 31, 2012 and 2013, majority of all of the Group's cash and cash equivalents, restricted cash and time deposits, short-term investments, time deposits and restricted time deposit were held by major financial institutions located in the PRC, Hong Kong and U.S. which management believes are of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation ("FDIC") in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those PRC banks that hold the Company's cash, cash equivalents, short-term investments and long term time deposit are financially sound based on public available information.

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

5.     Restricted cash and restricted time deposit

        To meet the requirements of specific business operations, including guarantees for office rental and royalty fee of a licensed game, the Group has RMB55,044,000 and Nil restricted cash, and RMB7,814,450 and RMB7,597,873 non-current restricted time deposit, respectively, as of December 31, 2012 and 2013. To maintain guarantee balances at the bank as a collateral for the short term loans of US dollars (see Note 15), as of December 31, 2012 and December 31, 2013, the Group has RMB836,418,180 and RMB226,100,000 restricted cash, respectively, which were bank deposits with the original term of one to three years at certain banks.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

6.     Fair value measurement

        As of December 31, 2012 and 2013, information about inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Current assets
Cash equivalents:
Time deposits	136,987,337	—	136,987,337	—
Money market fund	629,374	629,374	—	—
Restricted cash and time deposits	891,462,180	—	891,462,180	—
Short-term investments:
Available-for-sale securities	967,792,000	—	967,792,000	—
Time deposits	541,092,886	—	541,092,886	—
Non current assets
Long-term time deposits	51,465,395	—	51,465,395	—
Restricted time deposits	7,814,450	—	7,814,450	—

Total assets	2,597,243,622	629,374	2,596,614,248	—

		Fair value measurement at reporting date using
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Current assets
Cash equivalents:
Time deposits	108,919,301	—	108,919,301	—
Money market fund	786,536	786,536	—	—
Restricted cash and time deposits	226,100,000	—	226,100,000	—
Short-term investments:
Available-for-sale securities	1,138,318,921	—	1,138,318,921	—
Time deposits	169,573,968	—	169,573,968	—
Non current assets
Long-term time deposits	108,135,489	—	108,135,489	—
Restricted time deposits	7,597,873	—	7,597,873	—

Total assets	1,759,432,088	786,536	1,758,645,552	—

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

        Restricted cash and restricted time deposits. Restricted cash and restricted time deposits are valued based on the pervasive interest rate in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

7.     Accounts receivable, net

	December 31, 2012	December 31, 2013
	RMB	RMB
Accounts receivable, gross	110,286,428	197,715,605
Allowance for doubtful accounts:
Balance at beginning of year	—	—
Additional provision for bad debt	—	—
Write-offs	—	—
Disposal of film and television business	—	—

Balance at end of year	—	—

Accounts receivable, net	110,286,428	197,715,605

        Accounts receivable are mainly related to the sale of game cards to distributors, initial license fees, usage based royalty fees due from licensees and revenue sharing due from distribution channels.

8.     Prepayments and other current assets

	December 31, 2012	December 31, 2013
	RMB	RMB
Interest receivable	51,515,123	15,494,867
Prepaid license and royalty fees	29,286,573	127,709,674
Staff loans	28,085,458	15,369,031
Rent and other deposits	12,034,546	11,713,803
Prepaid advertising and promotion fees	2,358,061	23,311,707
Loan repayment from PW Literature (Note 12-(2))	—	112,850,000
Receivable from Baidu on sale of PW Literature (Note 12-(2))	—	54,280,000
Tax receivable	—	21,428,834
Others	32,804,142	42,681,172

Total	156,083,903	424,839,088

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

9.     Equity investments

        The following sets forth the changes in the Group's equity investments:

	Zhizhu Network	Unknown Worlds	Venture Capital Fund	Youtang	Daqu	Other Investments	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	23,579,748	9,804,981	—	—	—	—	33,384,729
Investment	—	—	200,000,000	—	—	—	200,000,000
Share of (loss) / income in equity investment	(2,634,842)	6,638,070	(9,337,723)	—	—	—	(5,334,495)
Foreign currency translation adjustments	—	(43,034)	(175,143)	—	—	—	(218,177)

Balance as of December 31, 2012	20,944,906	16,400,017	190,487,134	—	—	—	227,832,057
Investment	—	5,098,956	197,982,823	20,000,000	40,000,000	18,250,000	281,331,779
Share of (loss) / income in equity investment	(589,264)	971,817	(13,345,038)	(700,401)	(109,401)	(1,425,862)	(15,198,149)
Converted to controlling interest (Note 11-(5))	—	(22,457,817)	—	—	—	—	(22,457,817)
Foreign currency translation adjustments	—	(12,973)	(1,476,182)	—	—	—	(1,489,155)

Balance as of December 31, 2013	20,355,642	—	373,648,737	19,299,599	39,890,599	16,824,138	470,018,715

  (1) Investment in Zhizhu Network

        In April 2010, the Group made an investment of RMB27.0 million in Beijing Zhizhu Network Technology Co., Ltd. ("Zhizhu Network"), a related party, to acquire 20% of its equity interest.

  (2) Investment in Unknown Worlds

        In August 2011, the Group made an investment of RMB10,803,330 in Unknown Worlds to acquire 40% of its equity interest. In February 2013, the Group started to consolidate Unknown Worlds as it acquired additional 20% equity interest in Unknown Worlds for RMB5,098,956 and obtained control of Unknown Worlds. See Note 11-(5) for more details.

  (3) Investment in a venture capital fund

        In 2011, the Group entered into a limited partnership agreement to invest up to RMB643.5 million in a venture capital fund ("VC Fund") over a nine-year period as a limited partner. The VC Fund is managed by one general partner unrelated to the Group and is focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. In March 2013, the Group increased its committed capital for an additional RMB396.0 million into the VC fund, and the investment term was changed to 12 years. The Group holds 99% equity interest in the VC Fund and can exercise significant influence over the VC Fund but does not obtain unilateral control over it, therefore the Group accounts for this investment using the equity method of accounting. As of December 31, 2013, the Group has contributed RMB398.0 million to the VC Fund.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

9.     Equity investments (Continued)

  (4) Investment in Youtang

        In July 2013, the Group made an investment of RMB20,000,000 in Shanghai Youtang Network Technology Co., Ltd. ("Youtang"), to acquire 20% of its equity interest.

  (5) Investment in Daqu

        In December 2013, the Group made an investment of RMB40,000,000 in Beijing Shouyou Daqu Technology Co., Ltd. ("Daqu"), to acquire 30% of its equity interest, of which RMB20,000,000 was paid upon investment. The remaining RMB20,000,000 will be paid in one year from the contract date.

  (6) Other investments

        Other investments comprise of a number of investments with each individual investment amount ranging from RMB1,000,000 to RMB3,000,000. The Group has non-controlling equity interest ranging from 10% to 30% in these affiliated companies, and the Group adopted equity method as it has significant influence in these affiliated companies.

10.   Property, equipment and software, net

	December 31, 2012	December 31, 2013
	RMB	RMB
Office building	935,256,692	1,027,317,759
Office furniture	16,437,212	16,622,238
Computers & office equipment	127,977,849	140,989,743
Game servers	239,477,774	363,826,724
Motor vehicles	10,741,240	12,218,937
Office improvement	121,803,397	138,031,593
Leasehold improvement	68,731,096	75,646,121
Software	55,176,727	62,749,992

Total	1,575,601,987	1,837,403,107
Less: Accumulated depreciation	(369,116,568)	(483,662,595)

Net book value	1,206,485,419	1,353,740,512

        The depreciation expenses for property, equipment and software were RMB122,235,919, RMB123,749,329 and RMB132,442,355 for the years ended December 31, 2011, 2012 and 2013, respectively.

11.   Business combination

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

11.   Business combination (Continued)

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

11.   Business combination (Continued)

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

        In August 2011, the Group sold its film and television business to a related party, for detail of this transaction, please see Note 12.

  (2) Xinbaoyuan and Baohong

        In July 2010, the Group invested approximately RMB192,300,000 in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. ("Xinbaoyuan") and Shanghai Baohong Entertainment and Media Co., Ltd. ("Baohong") and took 55% equity interest in both entities. Total consideration of RMB192,300,000 comprised (i) RMB110,000,000 in cash and (ii) up to RMB82,300,000 contingent consideration would be paid in 2011. Based on the investment agreement, the original shareholders shall be responsible for collection of certain receivables, and the contingent consideration would be paid by four installments according to the percentage of receivable collected. Contingent consideration would be adjusted if the receivables cannot be fully collected and is assessed at fair value as of the acquisition date based on the probability and timing of collection. As the Group obtained unilateral control of Xinbaoyuan and Baohong on the acquisition date, it started to consolidate Xinbaoyuan and Baohong's financial statements thereafter. The main purpose of the acquisition is to further diversify the Group's film and television business. The purchase price was determined based on arms' length negotiations between the Group and the equity holders of the acquired entities.

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

11.   Business combination (Continued)

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

        Based on the assessment on the acquired companies' financial performance made by the Group, none of the acquired companies on its own or in total is considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

        As of July 31, 2011, the Group has paid contingent consideration of RMB54,750,000 to the original shareholders of Xinbaoyuan and Baohong. In August 2011, the Group sold its film and television business to a related party, for detail of this transaction, please see Note 12.

  (3) Ye Net

        In April 2009, the Group made an investment of approximately RMB15,000,000 in Ye Net to acquire 30% of its equity interest. Ye Net is principally engaged in web game development and operation. The equity interest of the Group in Ye Net was increased to 37.5% in 2010 triggered by certain key performance indicator set in the original agreement with no additional consideration paid. In January 2011, the Group acquired additional 42.5% equity interest of Ye Net triggered by certain key performance indicator set in the original agreement, for a total consideration of RMB3,000,000. The gain recognized on revaluation of the previously held equity method investment in Ye Net was not material.

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

11.   Business combination (Continued)

ownership interests in Ye Net. No additional equity interest adjustment needs to be made under the agreement.

        In a business combination achieved in stages, the Group re-measured its previously held equity interest in Ye Net at its acquisition-date fair value using the discounted cash flow method. The excess of (i) the total of the value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of previously held equity interest in Ye Net over (ii) the fair value of the identifiable net assets of Ye Net was recorded as goodwill relating to the PRC operating segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management's experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

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

11.   Business combination (Continued)

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

  (4) Cryptic Studios

        In August 2011, the Group invested approximately RMB323,079,967 to acquire 100% equity interest of Cryptic Studios. Upon consummation of the transaction, Cryptic Studios became the Group's wholly owned subsidiary. The main purpose of the acquisition is to further penetrate into the U.S. and European markets and further strengthen the Group's well established research and development ("R&D") and operational capabilities globally. The purchase price was determined based on arms' length negotiations between the Group and the equity holders of Cryptic Studios.

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

        The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill relating to the International operating segment. The goodwill is not expected to be deductible for tax purposes. No significant measurement period adjustment has been recorded.

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

11.   Business combination (Continued)

financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

  (5) Unknown Worlds

        In August 2011, the Group made an investment of approximately RMB10,803,330 in Unknown Worlds to acquire 40% of its equity interest. Unknown Worlds is principally engaged in game development and operation. In February 2013, the Group acquired additional 20% equity interest of Unknown Worlds for a total consideration of approximately RMB5,098,956. The gain recognized on revaluation of the previously held equity method investment in Unknown Worlds was not material. The Group holds 60% equity in Unknown Worlds after this transaction. As the Group obtained control of Unknown Worlds on the acquisition date, it started to consolidate Unknown Worlds' financial statements thereafter. The non-controlling interest was recognized based on its acquisition date fair value, and was subsequently adjusted by attribution of net income or loss and other comprehensive income or loss based on its relative ownership interests in Unknown Worlds. No additional equity interest adjustment needs to be made under the agreement.

        In a business combination achieved in stages, the Group re-measured its previously held equity interest in Unknown Worlds at its acquisition date fair value using the discounted cash flow method. The excess of (i) the total of the value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of previously held equity interest in Unknown Worlds over (ii) the fair value of the identifiable net assets of Unknown Worlds was recorded as goodwill relating to the International operating segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management's experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Intangible assets
Completed game	7,410	1.9
Other identifiable tangible assets and liabilities	11,941

Identifiable net assets acquired (a)	19,351

Cash consideration (b)	5,099
Previously held equity interest on acquisition date (c)	17,039
Non-controlling interest (d)	12,084

Goodwill (b+c+d-a)	14,871
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	3,444

Goodwill	18,315

        Goodwill primarily represents the expected synergies from combining operations of the Group and Unknown Worlds, which are complementary in a way to each other, and any other intangible benefits

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

11.   Business combination (Continued)

that would accrue to the Group that do not qualify for separate recognition. The fair value of non-controlling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

  (6) Wuhu Huitian

        In December 2013, the Group invested approximately RMB255,000,000 to acquire 100% equity interest of Wuhu Huitian, of which RMB153,000,000 was paid upon acquisition. The remaining non-contingent purchase consideration of RMB102,000,000 will be paid in one year from the contract date. Upon consummation of the transaction, Wuhu Huitian became the Group's wholly owned subsidiary. The main purpose of the acquisition is to create synergies and provide better support for the Group's gaming business, and to capture new growth opportunities in the broad spectrum of the future gaming industry.

        The acquisition had been accounted for as a business combination and the results of operations of Wuhu Huitian from the acquisition date have been included in the Group's consolidated financial statements. The allocation of the purchase price is as follows:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	6,493
Identifiable intangible assets:
Customer relationships	18,220	3
Non-compete agreements	1,700	3
Trade name, domain name and license	50,700	Indefinite

Identifiable net assets acquired (a)	77,113
Cash consideration paid (b)	153,000
Cash consideration payable (c)	102,000

Goodwill (b)+(c)-(a)	177,887
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	9,088

Goodwill	186,975

        The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill relating to the PRC operating segment. The goodwill is not expected to be deductible for tax purposes. No significant measurement period adjustment has been recorded.

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus the presentation of the pro forma

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

11.   Business combination (Continued)

financial information with regard to a summary of the results of operations of the Group for the business combination is not required.

12.   Discontinued operations

  (1) PW Pictures

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

        As there was no continuing cash flow from the disposed film and television business expected to be generated by the ongoing entity and the Group did not have any significant continuing involvement in the operations of the disposed film and television business after September 30, 2011, the revenues and expenses related to the operations of film and television business were segregated from continuing operations and reported as discontinued operations for all periods. Revenues, pretax income and income tax expenses from the discontinued operations were RMB13,009,388, RMB1,720,926 and RMB1,758,418 for the year ended December 31, 2011, respectively.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

12.   Discontinued operations (Continued)

  (2) PW Literature

        In December 2013, the Company, the equity owners of PW Literature, and Beijing Baidu Netcom Science Technology Co., Ltd. ("Baidu"), entered into a definitive agreement to sell PW Literature to Baidu, for a total consideration of RMB191,500,000, for the acquisition of PW Literature's equity interests and the repayment of PW Literature's loan from the Company. The transaction was completed on December 31, 2013. The Company has recorded the disposal gain of RMB166,288,268 in the "Gain from disposal of discontinued operations, net of tax" account in the Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2013. The disposal gain represented the excess of (i) the total consideration net of direct transaction cost incurred for the disposal over (ii) the carrying value of the net assets of PW Literature, loan provided to and non-controlling interests in PW Literature as of the disposal date. Prior to the sale, PW Literature was included in the Company's PRC operating segment. The amount due from Baidu amounting to RMB54,280,000 was received in January 2014. The loan due from PW Literature amounting to RMB112,850,000 and RMB7,150,000 are expected to be repaid in May 2014 and December 2015, respectively.

        Because there was no significant continuing cash flow from PW Literature expected to be generated by the ongoing entity and the Group will not have any significant continuing involvement in the operations of PW Literature after December 31, 2013, the revenues and expenses related to the operations of PW Literature have been segregated from continuing operations and reported as discontinued operations for all periods. Following are revenues and (loss) / income from discontinued operations:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Revenues	9,952,735	27,783,299	44,255,398

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Loss from discontinued operations, net of nil tax	(22,305,397)	(30,214,733)	(44,322,061)
Gain from disposal of discontinued operations, net of nil tax	—	—	166,288,268

(Loss) / income from discontinued operations, net of tax	(22,305,397)	(30,214,733)	121,966,207

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

12.   Discontinued operations (Continued)

        Following are the carrying amounts of the major classes of assets and liabilities included as part of a disposal group as of disposal day:

December 31, 2013
RMB
Cash and cash equivalents	14,135,057
Accounts receivable, net	4,674,630
Prepayment and other assets	2,183,108
Other non-current assets	2,989,932

Total assets	23,982,727

Received in advance	2,219,499
Salary and welfare payable	2,976,912
Payable to Perfect World	120,000,000
Other current liabilities	3,416,741

Total liabilities	128,613,152

13.   Intangible assets, net

	As of December 31, 2012				As of December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Copyrights	89,661,251	(41,138,545)	—	48,522,706	125,988,632	(56,056,872)	—	69,931,760
Game engine	36,817,757	(17,854,089)	—	18,963,668	36,355,980	(24,489,448)	—	11,866,532
Non-compete agreements.	27,899,685	(25,270,010)	—	2,629,675	29,355,984	(27,703,206)	—	1,652,778
Trade name, domain name and license	58,937,020	(15,341,378)	(1,649,923)	41,945,719	123,427,084	(15,737,622)	(6,622,649)	101,066,813
Customer relationships	7,213,530	(7,213,530)	—	—	25,433,530	(7,719,641)	—	17,713,889
Completed game	79,392,785	(31,166,571)	(2,122,400)	46,103,814	148,640,168	(60,457,472)	(2,122,400)	86,060,296
IPR&D	48,194,596	—	—	48,194,596	2,184,736	—	—	2,184,736
Online game development costs	47,895,378	(16,558,170)	(9,079,456)	22,257,752	76,223,499	(26,902,606)	(9,079,456)	40,241,437
Others	1,673,000	(1,277,375)	—	395,625	1,040,000	(1,040,000)	—	—

Total	397,685,002	(155,819,668)	(12,851,779)	229,013,555	568,649,613	(220,106,867)	(17,824,505)	330,718,241

        During the year ended December 31, 2013, the IPR&D acquired from a business combination was transferred to the completed game as the completion of the associated research and development efforts. Amortization expenses for the intangible assets were RMB47,793,828, RMB59,366,824 and RMB67,731,468 for the years ended December 31, 2011, 2012 and 2013, respectively.

        The estimated amortization expenses for the above intangible assets for future annual periods:

	For the years ended December 31,
	2014	2015	2016	2017	2018 and thereafter
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	75,568,597	60,206,711	42,038,103	23,436,664	42,464,757

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

14.   Goodwill

        The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Group's acquisition. The changes in the carrying value of goodwill and accumulated impairment charges by segment are as follows:

	Online Game Related Operation
	PRC	International	Total
	RMB	RMB	RMB
Balance as of December 31, 2011
Goodwill	112,424,861	353,903,652	466,328,513
Accumulated impairment charges	—	—	—

	112,424,861	353,903,652	466,328,513

Transaction in 2012
Impairment charges	(1,818,861)	(38,951,085)	(40,769,946)
Foreign currency translation adjustment	—	(16,729,150)	(16,729,150)
Balance as of December 31, 2012
Goodwill	112,424,861	337,174,502	449,599,363
Accumulated impairment charges	(1,818,861)	(38,951,085)	(40,769,946)

	110,606,000	298,223,417	408,829,417

Transaction in 2013
Increase in goodwill related to acquisition	186,974,504	18,315,375	205,289,879
Impairment charges	—	(77,290,117)	(77,290,117)
Foreign currency translation adjustment	—	(25,558,299)	(25,558,299)
Balance as of December 31, 2013
Goodwill	299,399,365	329,931,578	629,330,943
Accumulated impairment charges	(1,818,861)	(116,241,202)	(118,060,063)

	297,580,504	213,690,376	511,270,880

        The Group performed annual impairment assessment of its goodwill on November 30, 2013.

        Under PRC operating segment, the Group identified one reporting unit as PRC online game business for 2013 goodwill impairment testing. Under International operating segment, the Group identified the following four reporting units for goodwill impairment testing: Runic Games, C&C Media, US online game business and Unknown Worlds.

        During the Group's annual goodwill impairment assessment, the Group recognized an impairment charge of RMB77,290,117 associated with its C&C media reporting unit in view of sequential decline of revenues generated from client-based MMORPG games operated by C&C media. The underperformance is mainly because of the explosive growth and increasing popularity of mobile games in Japan market in recent years especially in 2013, which has negatively affected the Group's client-based MMORPG game operating in Japan. Thereafter, all goodwill arising from the acquisition of C&C Media in April 2010 was fully impaired. The impairment assessment on C&C Media goodwill weighted the results from the income approach and considered a combination of factors, including but not limited to, market conditions, expected future cash flows, growth rates and discount rates, which

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

14.   Goodwill (Continued)

requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of the business.

        For the remaining reporting units, namely PRC online game business, Runic Games, US online game business and Unknown Worlds, as a result of impairment test conducted on November 30, 2013, the Group concluded that the fair value of the reporting units, estimated using income approach, exceeded their carrying values, and determined that no adjustment to the carrying value of goodwill for these reporting units was necessary. As of December 31, 2013, the Group assessed the events and circumstances from November 30, 2013 through December 31, 2013, including goodwill amounting to RMB186,974,504 derived from the Group's business combination of Wuhu Huitian in December 2013 (See Note 11-(6)), that was assigned to PRC online game business reporting unit. The Group determined that there is no indication of goodwill impairment that a further assessment was necessary.

        The goodwill impairment charges for the years ended December 31, 2011, 2012 and 2013 were Nil, RMB40,769,946 and RMB77,290,117, respectively.

15.   Short-term bank loans

        In August 2011, the Group entered into a loan agreement with a bank whereby on August 19, 2011 the Group effectively pledged certain time deposits with a total amount of RMB177,688,627 to secure a bank loan, totaling US$24,000,000 and bearing interest at 2.65% per annum over 3-month London Inter-Bank Offered Rate ("LIBOR") with the maturity date of August 19, 2012. Pursuant to the supplementary agreement to the loan agreement dated on August 19, 2012, the maturity date has been extended to August 19, 2013, with interest at 2.35% per annum over 3-month LIBOR. The bank loan was fully repaid in August 2013.

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

        In March 2012, the Group entered into a loan agreement with a bank whereby on March 30, 2012, the Group effectively pledged certain time deposits with a total amount of RMB658,715,750 to secure a bank loan, totaling US$95,000,000 and bearing interest at 2.19% per annum. The bank loan was fully repaid in April, 2013.

        In April 2013, the Group entered into a loan agreement with a bank whereby on April 8, 2013, the Group effectively pledged certain time deposits with a total amount of RMB161,000,000 to secure a bank loan, totaling US$25,000,000 and carrying a floating rate of interest based on 3-month LIBOR plus 1%. The bank loan was fully repaid in March, 2014.

        In August 2013, the Group entered into a loan agreement with a bank whereby on August 13, 2013, the Group effectively pledged certain time deposits with a total amount of RMB65,100,000 to secure a bank loan, totaling US$10,000,000 and bearing interest at 1% per annum over 3-month LIBOR. The bank loan will be repaid in August 2014.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

16.   Accrued expenses and other liabilities

	December 31, 2012	December 31, 2013
	RMB	RMB
Professional fee accruals	12,348,315	10,880,372
Accrued expenses	31,633,546	33,384,969
Sales rebates	2,836,052	5,751,301
Payables to employees relating to exercise of options	1,113,452	6,673,216
Other taxes and surcharges	3,867,203	3,033,628
Consideration payable for business acquisition (Note 11-(6))	—	102,000,000
Consideration payable for equity investment (Note 9-(5))	—	20,000,000
Others	6,218,173	7,215,701

Total	58,016,741	188,939,187

17.   Others, net

        The following table summarizes the Group's other income or expenses:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Government financial incentives	41,019,039	39,993,581	37,707,497
Exchange (loss) / gain	(7,994,077)	3,334,352	6,677,643
Expired game prepaid cards	10,647,183	4,428,309	1,555,307
PRC IIT refund	3,542,642	6,373,716	1,873,323
Rental income	2,419,411	5,230,480	13,744,791
Platform services commissions	—	—	21,467,065
Others	(4,134,774)	915,622	654,708

Total	45,499,424	60,276,060	83,680,334

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

        Platform services commissions are the commissions generated from the technical support provided to the Group's cooperated platform.

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
US$(except for share data)
Total number of shares repurchased	21,832,745
Cost	69,301,654
Average price paid per ordinary share	3.17

        All the repurchased shares were cancelled by the year ended December 31, 2011. There were no share repurchases during 2012.

19.   Share-based compensation

  (1) Share Incentive Plan

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

        On February 28, 2009, the Company's shareholders approved an amendment to the share incentive plan that effectively increased the number of Class B ordinary shares authorized for issuance under the share incentive plan by 10,000,000. On November 14, 2009, the Company's shareholders approved a further amendment to the share incentive plan that increased the number of Class B ordinary shares authorized for issuance under the share incentive plan to 44,645,000. In addition, the option expiry date was changed to the earlier of (i) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement, (ii) three months after the termination of service with the Company other than for disability or death, or (iii) one year after the termination of service with the Company due to disability or death. The amendment applies to share options granted after November 14, 2009.

        On August 14, 2010, the Company's shareholders approved a 2010 Share Incentive Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance.

        On November 22, 2013, the Company's shareholders approved a 2013 Share Incentive Plan, under which 2% of the total number of Class B ordinary shares outstanding as of November 22, 2013, the date when this plan was approved by the Company's board of directors, 5,024,818 shares have been reserved in the award pool for future issuance. Starting January 1, 2015, the award pool will be increased by a number on the first day of each year equal to 2% of the then total number of Class B ordinary shares outstanding, provided that at no time the unissued shares reserved in the award pool immediately after such annual increase shall exceed 5% of the then total number of Class B ordinary shares outstanding.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Share-based compensation (Continued)

  (2) Share Options

  Service-based share options

        The Company granted 6,075,650, 4,615,000 and 12,700,000 service-based share options to its officers (including directors) and employees for the years ended December 31, 2011, 2012 and 2013, respectively. These awards generally vest over a four-year term, the vesting schedule of each share option award is determined by the board of directors.

        Share-based compensation expenses related to service-based share options of RMB80,939,792, RMB60,985,488 and RMB69,852,854 were recognized in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2011, 2012 and 2013, respectively, net of capitalized service-based compensation expenses as part of online game product development costs amounting to RMB561,729, Nil and Nil, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB100,613,565 as of December 31, 2013, adjusted for estimated forfeitures, and the weighted average period over which it would be recognized was 2.68 years.

        The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2013, and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2013	15,871,000	3.48	3.12	2,295,193
Granted	12,700,000
Exercised	(1,522,965)
Forfeited or cancelled	(1,120,125)

Outstanding as of December 31, 2013	25,927,910	2.96	3.31	24,253,925

Vested and expected to vest as of December 31, 2013	24,573,403	2.98	3.28	22,751,786
Exercisable as of December 31, 2013	6,154,085	4.11	1.67	2,324,890

        No option expired during years ended December 31, 2011, 2012 and 2013.

        The weighted-average grant date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 were RMB12.13 (US$1.88), RMB4.80 (US$0.76) and RMB5.95 (US$0.96) per option, respectively.

        The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 were RMB21,207,817, RMB133,116,835 and RMB19,681,115, respectively. The intrinsic value is calculated as the difference between the closing price of the Company's stock on the date of exercise and the exercise price of the options. The Company expects to issue new ordinary shares to satisfy share option exercises.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Share-based compensation (Continued)

        The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the years ended December 31,
	2011	2012	2013
Risk-free interest rates (%)(1)	0.41%-1.62%	0.47%	0.56%-0.66%
Expected life (in years)(2)	3.20-4.25	3.64	3.63-3.64
Expected dividend yield(3)	—	3.64%	3.78%
Expected volatility (%)(4)	54.62%-63.18%	62.61%	57.11%-57.71%

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

  Performance-based share options

        The Company granted 162,000, Nil and Nil performance-based share options to its officers and employees for the years ended December 31, 2011, 2012 and 2013, respectively. These awards are generally vested over a four-year term. The performance goals and vesting schedule of these awards are determined by the board of directors. For those awards, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date.

        Share-based compensation expenses related to performance-based share options of RMB23,796,735, RMB10,159,104 and RMB6,040,216 were recognized in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2011, 2012 and 2013, respectively. The unamortized compensation costs related to the unvested awards not yet recognized were RMB1,139,873 as of December 31, 2013, adjusted for estimated forfeitures and expected to vest performance-based options, and weighted average period over which it would be recognized was 0.89 year.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Share-based compensation (Continued)

        The summary of performance-based share options activities under the Share Incentive Plan as of December 31, 2013 and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2013	5,881,295	2.33	1.33	2,002,889
Granted	—
Exercised	(3,409,240)
Forfeited or cancelled	(3,150)

Outstanding as of December 31, 2013	2,468,905	3.31	0.71	2,243,964

Vested and expected to vest as of December 31, 2013	2,444,067	3.30	0.70	2,241,297
Exercisable as of December 31, 2013	2,106,310	3.16	0.49	2,205,029

        No option expired during the years ended December 31, 2011, 2012 and 2013.

        The weighted-average grant date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 were RMB11.82 (US$1.83), Nil and Nil per option, respectively. The Company expects to issue new ordinary shares to satisfy share option exercises.

        The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 were RMB5,598,671, RMB26,389,075 and RMB39,472,482. The intrinsic value is calculated as the difference between the closing price of the Company's stock on the date of exercise and the exercise price of the options.

        The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

For the years ended December 31,
	2011	2012	2013
Risk-free interest rates (%)(1)	0.56%-1.62%	—	—
Expected life (in years)(2)	3.65-4.25	—	—
Expected dividend yield(3)	—	—	—
Expected volatility (%)(4)	54.62%-63.18%	—	—

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

  (3) Shares award in a wholly controlled entity

        In 2013, the Company's board of directors approved a grant of restricted shares representing 30% equity interest of a wholly controlled entity of the Company to the management of the entity as an equity incentive. As of December 31, 2013, the restricted shares were fully vested and the compensation cost amounting to RMB21,450,000, which was measured at the grant date based on 30% of the fair value of the entity was recorded as expense accordingly. The fair market value of the entity was estimated by using a combination of the income approach and market approach.

20.   Taxation

  a. Transition from PRC Business Tax to PRC Value Added Tax

        A Pilot Program for transition from business tax to VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. On August 1, 2013, all regions in China have launched the pilot program.

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

        The Group's sales proceeds from online game operation in Japan and the Netherlands are subject to consumption tax at a rate of 5% and VAT at a rate of 21%, respectively.

  c. Business tax

        Not affected by the pilot program, for the revenues generated from online game operations, the Group's VIEs incorporated in China are still subject to business tax ranging from 3% to 5% depending on local tax policies plus related surcharges on revenues from online game operations. Business tax and the related surcharges are recognized when the revenue is earned.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20.   Taxation (Continued)

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

  United States

        PW USA, Runic Games, Cryptic Studios and Unknown Worlds are generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, are also subject to tax at the state level. State tax rates vary by jurisdiction.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends from PW Hong Kong to the Company are not subject to any Hong Kong withholding tax.

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

  Japan

        The corporate income tax rate applicable to C&C Media and CCO Co., Ltd is 40.7% in 2011 and 2012, and 38.0% in 2013.

  Korea

        NGL is generally subject to corporate income tax rates ranging from 11.0% to 24.2%.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20.   Taxation (Continued)

  Thailand

        PW Thailand is subject to a corporate income tax rate of 20%.

  PRC

  Corporate income tax

        On March 16, 2007, the National People's Congress of PRC enacted a corporate income tax law, under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to corporate income tax at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "software enterprises" and/or "high and new technology enterprises," whether FIEs or domestic companies. The corporate income tax law became effective on January 1, 2008.

        Under the corporate income tax law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008 to December 31, 2012, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

        PW Network has been qualified as a "high and new technology enterprise" under the corporate income tax law from 2008 to 2013 and maintained its "software enterprise" status from 2008 to 2013. PW Network elected to enjoy the preferential tax treatment as the "software enterprise." Therefore, PW Network was entitled to the tax exemption in 2008 and a 50% income tax reduction to a rate of 12.5% from 2009 to 2011. PW Network enjoyed a preferential tax rate of 15% in 2012 and 2013 as a "high and new technology enterprise."

        PW Software has been qualified as a "high and new technology enterprise" from 2008 to 2013. Therefore, PW Software was entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% from 2010 to 2012. PW Software enjoyed a preferential tax rate of 15% in 2013 as a "high and new technology enterprise."

        Shanghai PW Network has been qualified as having "software enterprise" status from 2009 to 2013. Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and was subject to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013.

        PW Digital Software and PW Digital have been qualified as having "software enterprise" status from 2010 to 2013. PW Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and were subject to a 50% income tax reduction to a rate of 12.5% in 2012 and 2013. PW Digital Software and PW Digital will continue to enjoy the same tax reduction in 2014, provided that they each continue to be qualified as a "software enterprise" during such period.

        PW Game Software has been qualified as having "software enterprise" status from 2010 to 2013. PW Game Software achieved cumulative taxable income for the year ended December 31, 2013. PW Game Software was entitled to the tax exemption in 2013. PW Game Software will continue to enjoy the same tax exemption in 2014 and will be subject to a 50% income tax reduction to a rate of

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20.   Taxation (Continued)

12.5% from 2015 to 2017, provided that it continues to be qualified as a "software enterprise" during such period.

        Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software, PW Digital and PW Game Software, the Group's other major China-based subsidiaries and VIEs are subject to a 25% corporate income tax rate.

  Withholding tax on undistributed dividends

        Under the PRC corporate income tax law which went into effect on January 1, 2008, dividends attributable to earnings generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). As PW Hong Kong, which holds 100% equity interest of PW Software, Shanghai PW Software and PW Game Software, is a Hong Kong tax resident, dividends declared by the Group's aforesaid PRC subsidiaries to PW Hong Kong should be subject to the withholding tax at a rate of 5%.

        For the potential distribution of dividends to the Company's shareholders, the Group accrues and records the withholding income tax for all standalone undistributed earnings of the Group's PRC subsidiaries. For the years ended December 31, 2011, 2012 and 2013, withholding taxes of RMB76,380,924, RMB19,645,562 and RMB26,540,876 were accrued and recorded as deferred tax liabilities, respectively. For the Group's VIEs, the Group will continue to indefinitely reinvest the remaining undistributed earnings to fulfill working capital needs and non-cancellable contractual commitments, to fund capital expenditures to expand the Group's business in China. The unrecognized deferred tax liabilities related to the withholding tax on undistributed earnings of the Group's VIEs at a rate of 5% as of December 31, 2012 and 2013 were approximately RMB60,477,283 and RMB69,817,831, respectively.

  Withholding tax on license fees and royalties in various countries

        The license fees and royalties received from the Group's licensees in various jurisdictions outside of the PRC are subject to withholding taxes at various tax rates. The Group recognized RMB20,321,733, RMB9,888,633 and RMB8,247,703 as income tax expense related to withholding taxes during the years ended December 31, 2011, 2012 and 2013, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20.   Taxation (Continued)

  Components of income taxes

	For the years ended December 31,
	2011		2012		2013
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB	RMB	RMB
Income / (loss) from continuing operation before income tax expenses	180,435,620	983,674,404	(2,145,798)	695,723,664	(66,339,474)	558,299,323

Current income tax expense	8,905,442	68,669,388	21,940,668	95,772,411	2,752,148	43,179,801
Deferred income tax credit	(12,408,199)	(164,833)	(4,623,738)	(26,504,171)	(441,662)	(10,281,072)
Foreign withholding tax expense	11,297,575	9,024,158	5,520,677	4,367,956	4,749,961	3,497,742
PRC withholding tax on undistributed earnings	76,380,924	—	19,645,562	—	26,540,876	—

Income tax expense from continuing operation	84,175,742	77,528,713	42,483,169	73,636,196	33,601,323	36,396,471

        Reconciliation of the difference between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Effect of tax incentive and holiday	(16.0)%	(15.9)%	(17.2)%
Effect of tax-exempt entities	0.4%	0.3%	0.1%
Change in valuation allowance	1.3%	6.5%	1.5%
Effect of the overseas withholding taxes	1.8%	1.5%	1.7%
Effect of the PRC withholding tax on undistributed earnings	6.7%	3.0%	5.4%
Effect of permanent difference	(0.9)%	(1.0)%	1.8%
Others	(4.1)%	(1.9)%	(4.1)%

Effective income tax rate from continuing operation	14.2%	17.5%	14.2%

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20.   Taxation (Continued)

        The following table sets forth the computation of the effects of the tax incentive and holidays granted to the subsidiaries and VIEs of the Company for the years ended December 31, 2011, 2012 and 2013, respectively:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Effect of tax incentive and holiday	182,757,137	105,263,201	84,647,199
Basic net earnings per ordinary share effect	0.75	0.44	0.35

  e. Deferred tax assets and deferred tax liabilities

	December 31, 2012	December 31, 2013
	RMB	RMB
Deferred tax assets:
Net operating loss carryforwards	122,629,225	92,659,595
Current reserves and accruals	33,060,825	43,205,785
Depreciation and amortization	1,528,100	10,898,028
R&D Credit	19,609,277	30,024,984
Others	26,357,958	22,863,742

Total deferred tax assets	203,185,385	199,652,134
Less: Valuation allowance	(86,793,131)	(75,093,072)

Total deferred tax assets net off valuation allowance	116,392,254	124,559,062
Deferred tax liabilities:
PRC withholding tax on undistributed earnings	60,112,309	86,911,299
Intangible assets arisen from business combination	33,182,557	38,695,869
Others	7,178,898	8,316,011

Total deferred tax liabilities	100,473,764	133,923,179

Net deferred tax assets / (liabilities)	15,918,490	(9,364,117)

        The net operating loss carryforwards are resulting from operating losses of some subsidiaries and VIEs of the Group that had losses at their individual entity level.

        As of December 31, 2013, the Group's U.S. subsidiaries had federal and state net operating loss carryforwards of approximately RMB107,410,403 and RMB133,272,279, respectively, to offset future taxable income. The federal and state net operating loss carryforwards, if not utilized, will expire beginning in 2030 and 2031, respectively. Federal and California tax laws impose restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined in Section 382 of the Internal Revenue Code. The Company's ability to utilize its net operating loss carryforwards are subject to limitations under these provisions.

        The Group's U.S. subsidiaries, primary Cryptic Studios acquired in August 2011, had federal and state R&D credit carryforwards of RMB24,451,942 and RMB24,358,429, respectively, to offset future tax liability. The federal R&D credit, if not utilized, will expire beginning 2027.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20.   Taxation (Continued)

  Movement of valuation allowance

	For the years ended December 31,
	2012	2013
	RMB	RMB
Balance at beginning of the year	51,217,697	86,793,131
Current year addition	45,108,417	16,773,539
Current year reversal	(9,532,983)	(7,836,531)
Disposal of PW Literature	—	(20,637,067)

Balance at end of the year	86,793,131	75,093,072

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

  f. Uncertain tax positions

        The following table summarizes the activity related to the Group's uncertain tax benefits from January 1, 2011 to December 31, 2013:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at January 1	—	10,517,130	12,161,522
Tax positions related to current year:
Additions	1,481,443	798,075	2,342,288
Tax positions related to prior year:
Additions	9,297,799	878,919	967,577
Reductions	—	—	—
Settlements	—	—	—
Foreign currency translation adjustment	(262,112)	(32,602)	(860,558)

Balance at December 31	10,517,130	12,161,522	14,610,829

        As of December 31, 2011, 2012 and 2013, the Group's US subsidiaries, primary Cryptic Studios, recorded unrecognized tax benefits related to R&D credits. The Group does not anticipate the uncertain tax positions to significantly increase or decrease within twelve months of December 31, 2013.

21. Employee benefits

        The Group is required to accrue monthly for staff welfare benefits for the full-time employees of its subsidiaries and the consolidated variable interest entities incorporated in the PRC and make contributions to the government and relevant state sponsored pension and medical plans with all the

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

21. Employee benefits (Continued)

amounts accrued. Such staff welfare benefits include medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund and are determined based on certain percentages of the employees' respective salaries in accordance with relevant regulations. The amount of such cash contributions may increase due to the Group's expanding workforce as the Group grows its business or increase wage levels. However, the Group does not expect that such increase will have a material effect on its liquidity. The total amounts charged to the Consolidated Statements of Income and Comprehensive Income for such employee benefits amounted to approximately RMB118,050,608, RMB140,611,985 and RMB168,494,855 for the years ended December 31, 2011, 2012 and 2013, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Group's obligation is limited to the amounts contributed.

22. Net earnings per share

        The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2011, 2012 and 2013:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Numerator:
Amount attributable to the Company's shareholders:
Income from continuing operations, net of tax	1,005,977,648	570,864,921	420,447,426
(Loss) / income from discontinued operations, net of tax	(21,991,233)	(30,214,733)	121,966,207

Net income	983,986,415	540,650,188	542,413,633

Denominator:
Weighted-average number of ordinary shares outstanding, basic	243,765,093	239,119,233	243,958,465
Effect of dilutive share options	11,615,234	3,376,427	3,754,433

Weighted-average number of ordinary shares outstanding, diluted	255,380,327	242,495,660	247,712,898

Net earnings per ordinary share , basic
Continuing operations	4.13	2.39	1.72
Discontinued operations	(0.09)	(0.13)	0.50

Total earnings per ordinary share, basic	4.04	2.26	2.22

Net earnings per ordinary share, diluted
Continuing operations	3.94	2.35	1.70
Discontinued operations	(0.09)	(0.12)	0.49

Total earnings per ordinary share, diluted	3.85	2.23	2.19

        For the years ended December 31, 2011, 2012 and 2013, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 11,553,019, 13,602,359 and 13,864,973, respectively.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

23.   Segment Information

        The Group has determined that it operates in two principal operating segments: 1) PRC operations and 2) International operations. Information regarding the business segments provided to the Group's CODM on regular basis is at the revenue level or segment cost and operating expenses level. The Group's CODM currently does not considers: (1) revenues arising from intercompany transactions between different segments, primarily the intercompany intellectual property rights transfers, or (2) share-based compensation charges, in measuring profit or loss of the operating segments. In August 2011 and December 2013, the Group sold its film and television business segment to a related party and sold its online reading business, which was included in the PRC operating segment prior to sale, respectively. Accordingly, the results of operations for film and television business and online reading business have been reclassified as discontinued operations for all periods presented. The Group currently does not allocate assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

        The following table presents summary information by segments for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31, 2011
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	2,369,810,789	613,625,868	2,983,436,657
Segment cost and operating expenses	(1,351,426,255)	(473,004,537)	(1,824,430,792)

Segment operating profit	1,018,384,534	140,621,331	1,159,005,865
Share-based compensation cost			(104,736,527)
Total other income			109,840,686

Income before tax			1,164,110,024

	For the year ended December 31, 2012
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	2,093,057,299	677,528,756	2,770,586,055
Segment cost and operating expenses	(1,472,777,225)	(660,726,950)	(2,133,504,175)

Segment operating profit	620,280,074	16,801,806	637,081,880
Share-based compensation cost			(71,144,592)
Total other income			127,640,578

Income before tax			693,577,866

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

23.   Segment Information (Continued)

	For the year ended December 31, 2013
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	2,292,571,038	760,091,955	3,052,662,993
Segment cost and operating expenses	(1,829,631,361)	(809,198,909)	(2,638,830,270)

Segment operating profit	462,939,677	(49,106,954)	413,832,723
Share-based compensation cost			(75,893,070)
Total other income			154,020,196

Income before tax			491,959,849

        Geographic information for the years ended December 31, 2011, 2012, and 2013 is based on the location of the customers. Revenues from external customers by geographic areas were as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Domestic	2,123,070,915	1,925,177,127	2,150,762,144
North America	372,860,848	445,908,814	481,099,025
Other international regions	487,504,894	399,500,114	420,801,824

Total	2,983,436,657	2,770,586,055	3,052,662,993

        The Group's majority long-lived assets are located in the PRC, no geographic information are presented.

24.   Dividend

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

        On March 10, 2013, the Company's board of directors declared annual cash dividends to the Company's shareholders of record as of the close of business on April 8, 2013, at US$0.09 per Class A or Class B ordinary share, or US$0.45 per ADS, each representing five Class B ordinary shares of the Company. On April 15, 2013, the Company distributed the dividends which amounted to RMB137,138,046.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

25.   Related party transactions

        The table below sets forth the major related parties and their relationships with the Group as of December 31, 2013:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. ("Jiuzhou Tianyuan")	Equity owner of PW Network
Beijing Ever Joy Pictures Co., Ltd.	Under the control of Mr. Michael Yufeng Chi
PW Pictures	Under the control of Mr. Michael Yufeng Chi
SB Asia Investment Fund II L.P. ("SAIF")	One of the Company's Independent Directors is the Partner of SAIF
Zhizhu Network	An investee of the Company
Youtang	An investee of the Company

        During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Marketing services provided by Zhizhu Network	2,242,500	925,000	3,388,750
Proceeds on disposal of PW Pictures to Beijing Ever Joy Pictures Co., Ltd.*	360,000,000	—	—
Loan to Unknown Worlds**	7,561,080	—	—
Office rental income from PW Pictures	138,074	680,970	6,261,059
License fees paid to Youtang	—	—	3,000,000

        As of December 31, 2012 and 2013, outstanding amount due from/to related parties were as follows:

	December 31, 2012	December 31, 2013
	RMB	RMB
Prepayment to Zhizhu Network for marketing service	—	656,136
Loan to Unknown Worlds**	7,542,600	—
Prepayment to Youtang	—	2,666,667
Others	—	70,286

Total	7,542,600	3,393,089

Due to Zhizhu Network for marketing service	—	41,750
Due to PW Pictures for office rental deposit	150,000	50,000

Total	150,000	91,750

*
For details of this transaction, please see Note 12-(1).

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

25.   Related party transactions (Continued)

**
Unknown Worlds ceased to be a related party of the Group as it became the Group's majority-owned subsidiary starting February 2013. See Note 11-(5) for details.

26.   Commitments and contingencies

  a. Contractual commitment

        Contractual commitments related to office rental, leases signed for co-location services and server rentals, leasehold improvement, building renovation and other purchase obligation are presented in the following table:

	Office Rental	Co-location & Server Rental	Other Purchase Obligation	Total
	RMB	RMB	RMB	RMB
2014	70,636,859	42,340,160	13,493,930	126,470,949
2015	71,078,454	—	—	71,078,454
2016	43,784,771	—	594,850	44,379,621
2017	36,266,027	—	—	36,266,027
2018	35,337,016	—	—	35,337,016
Thereafter	4,966,921	—	—	4,966,921

	262,070,048	42,340,160	14,088,780	318,498,988

        The rental expenses including server leasing rental and office rental were approximately RMB142,073,341, RMB158,841,427 and RMB203,391,941 for the years ended December 31, 2011, 2012 and 2013, respectively, and were charged to the Consolidated Statements of Income and Comprehensive Income when incurred.

        In 2011, the Group entered into a limited partnership agreement to invest up to RMB643.5 million in the VC Fund over a nine-year period as a limited partner. The VC Fund is managed by one general partner unrelated to the Group and is focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. In March 2013, the Group increased its committed capital for an additional RMB396.0 million into the VC fund, and the investment term was changed to 12 years. As of December 31, 2013, the Group has contributed RMB398.0 million to the VC Fund. The remaining committed capital of RMB641.5 million will be contributed over the remaining investment term upon the capital call by the general partner.

  b. Contingencies

        The Group is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business.

        On February 1, 2013, a Delaware company sued PW USA (Parallel Networks, LLC v. Perfect World Entertainment, Inc., Case No. 13-cv-00182) and ten other companies in related actions for patent infringement in the United State District Court for the District of Delaware. The plaintiff alleged that PW USA's installers, downloaders and/or launchers, which are downloaded by users from PW USA's websites in connection with the distribution of its games, infringed two of its patents. The

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

26.   Commitments and contingencies (Continued)

Group settled this case in June 2013 and no material impact on the Group's financial statements for the year ended December 31, 2013.

        In September and December 2013, Shanghai Xuanting Entertainment Information Technology Co., Ltd., an affiliate of Shanda Interactive Entertainment Limited, filed two complaints against PW Literature, alleging that PW Literature had infringed upon its copyrights to certain novels. The Group believes the cases are without merit and intend to defend the actions vigorously. Regardless of the outcome of these lawsuits, the Group believes that such proceedings, individually and in the aggregate, when finally resolved, are unlikely to have a material adverse effect on the Group's results of operations, financial position and cash flows.

        The Group did not record any other legal contingencies as of December 31, 2013.

27.   Restricted net assets

        Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund (see Note 3-(23)) requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to approximately RMB885.1 million or 19.6% of the Company's total consolidated net assets as of December 31, 2013. The Company requires cash resources from its PRC subsidiaries and VIEs to pay dividends to the Company's shareholders. There were immaterial undistributed retained earnings by the equity accounted investees in the consolidated retained earnings because majority of them have been loss making.

28.   Subsequent events

  (1) Dividend distribution

        On March 8, 2014, the Company's board of directors declared an annual cash dividends in the aggregate amount of approximately US$24 million to its shareholders of record as of the close of business on April 3, 2014, at US$0.096 per Class A or Class B ordinary share, or US$0.48 per ADS, each representing five Class B ordinary shares of the Company. The dividends were distributed in cash on April 15, 2014.

  (2) Short term loans

        In April 2014, the Group entered into a loan agreement with a bank whereby on April 7, 2014, the Group effectively pledged certain time deposits with a total amount of RMB152,145,000 to secure a bank loan, totaling US$23,000,000 and bearing interest at 1% per annum over 1-month LIBOR. The bank loan will be repaid in April 2015.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

28.   Subsequent events (Continued)

        In April 2014, the Group entered into a loan agreement with a bank whereby on April 24, 2014, the Group effectively pledged certain time deposits with a total amount of RMB33,000,000 to secure a bank loan, totaling US$5,000,000 and bearing interest at 1% per annum over 1-month LIBOR. The bank loan will be repaid in April 2015.

  (3) Entered into agreements to acquire shares in Shanda Games

        In April 2014, the Company entered into a share purchase agreement with a wholly owned subsidiary of Shanda Interactive Entertainment Limited, the controlling shareholder of Shanda Games Limited (NASDAQ: GAME), or Shanda Games, to acquire a total of 30,326,005 Class A ordinary shares of Shanda Games, representing approximately 5.6% of the combined total outstanding shares (including Class A ordinary shares and Class B ordinary shares) of Shanda Games as of March 31, 2014, for a total consideration of US$100 million in cash. The purchase is expected to be consummated in 30 days from the date of the share purchase agreement, subject to the satisfaction of customary closing conditions. In addition, the Company has entered into an adherence agreement to become a new member of a consortium in a proposed "going private" transaction with respect to Shanda Games. The proposed "going private" transaction is subject to negotiation and execution of definitive agreements. The Company is still in the process of assessing the accounting treatments related to this transaction.