Form 20-F
period 2014-12-31
Perfect World Co., Ltd.
filed 2015-04-30
CIK 1403849

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

             29,671,195 Class A ordinary shares, par value US$0.0001 per share, and 219,078,955 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2014.

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

  •
  "outstanding Class B ordinary shares" and "Class B ordinary shares outstanding" refer to our Class B outstanding ordinary shares, excluding 5,509,780 Class B ordinary shares that have been issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, but are reserved in anticipation of the exercise of options under our share incentive plans;

  •
  "ADSs" refers to our American depositary shares, each of which represents five Class B ordinary shares; the ADSs are evidenced by American depositary receipts, or "ADRs";

  •
  all references to "RMB" or "Renminbi" refer to the legal currency of China; all references to "US$," "dollars" and "U.S. dollars" refer to the legal currency of the United States; all references to "MYR" refer to the legal currency of Malaysia; all references to "TWD" refer to the legal currency of Taiwan; all references to "EUR" refer to the legal currency of the Eurozone; all references to "SGD" refer to the legal currency of Singapore; and

  •
  all share and per share data have been adjusted to reflect a 10-for-1 share split that became effective on June 19, 2007.

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

        We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in "Item 3. Key Information—D. Risk Factors" of this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

        The following table presents our selected consolidated financial information. The selected consolidated statements of income and comprehensive income data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and

Prospects" below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues:
Online game operation revenues	2,156,258	2,708,507	2,499,419	2,800,321	3,597,595	579,827
Licensing revenues	214,981	246,823	171,564	149,318	168,956	27,231
Other revenues	12,402	28,107	99,604	103,024	76,673	12,357
Total revenues	2,383,641	2,983,437	2,770,587	3,052,663	3,843,224	619,415
Cost of revenues	(379,417)	(479,878)	(539,936)	(711,648)	(1,115,831)	(179,839)
Gross profit	2,004,224	2,503,559	2,230,651	2,341,015	2,727,393	439,576
Operating expenses	(1,109,197)	(1,449,290)	(1,664,713)	(2,003,075)	(2,386,461)	(384,628)
Operating profit	895,027	1,054,269	565,938	337,940	340,932	54,948
Total other income	35,529	109,840	127,641	154,021	236,288	38,083
Income before tax	930,556	1,164,109	693,579	491,961	577,220	93,031
Income from continuing operations, net of tax	841,560	1,002,405	577,460	421,963	455,726	73,450
Discontinued operations:(1)
Loss from discontinued operations, net of tax	(14,997)	(22,343)	(30,215)	(44,322)	—	—
Gain from disposal of discontinued operations, net of tax	—	—	—	166,288	—	—
(Loss)/income from discontinued operations, net of tax	(14,997)	(22,343)	(30,215)	121,966	—	—
Net Income	826,563	980,062	547,245	543,929	455,726	73,450
Net loss/(income) attributable to non-controlling interests	14,138	3,924	(6,594)	(1,515)	15,664	2,524
Net income attributable to the Company's shareholders	840,701	983,986	540,651	542,414	471,390	75,974
Net Income	826,563	980,062	547,245	543,929	455,726	73,450
Other comprehensive income:
Foreign currency translation adjustment	(503)	5,526	(20,112)	(45,994)	(30,513)	(4,918)
Comprehensive income	826,060	985,588	527,133	497,935	425,213	68,532
Comprehensive loss/(income) attributable to non-controlling interests	14,138	3,924	(6,594)	(1,515)	15,664	2,524
Comprehensive income attributable to the Company's shareholders	840,198	989,512	520,539	496,420	440,877	71,056
Cash dividend per ordinary share	—	—	2.49	0.54	0.60	0.096
Net earnings per ordinary share, basic
Continuing operations	3.37	4.13	2.39	1.72	1.90	0.31
Discontinued operations	(0.01)	(0.09)	(0.13)	0.50	—	—
Total earnings per share, basic	3.36	4.04	2.26	2.22	1.90	0.31
Net earnings per ordinary share, diluted
Continuing operations	3.18	3.94	2.35	1.70	1.86	0.30
Discontinued operations	(0.01)	(0.09)	(0.12)	0.49	—	—
Total earnings per share, diluted	3.17	3.85	2.23	2.19	1.86	0.30
Net earnings per ADS, basic
Continuing operations	16.87	20.63	11.94	8.62	9.51	1.53
Discontinued operations	(0.07)	(0.45)	(0.63)	2.50	—	—
Total earnings per ADS, basic	16.80	20.18	11.31	11.12	9.51	1.53
Net earnings per ADS, diluted
Continuing operations	15.94	19.70	11.77	8.49	9.32	1.50
Discontinued operations	(0.07)	(0.43)	(0.62)	2.46	—	—
Total earnings per ADS, diluted	15.87	19.27	11.15	10.95	9.32	1.50
Weighted average number of ordinary shares used in per share calculations:
Basic	250,232,543	243,765,093	239,119,233	243,958,465	247,943,431	247,943,431
Diluted	264,818,376	255,380,327	242,495,660	247,712,898	252,939,407	252,939,407
Amount attributable to the Company's shareholders:
Income from continuing operations, net of tax	844,291	1,005,977	570,866	420,448	471,390	75,974
(Loss)/income from discontinued operations, net of tax	(3,590)	(21,991)	(30,215)	121,966	—	—
Net income	840,701	983,986	540,651	542,414	471,390	75,974
Share-based compensation cost included in:
Cost of revenues	(6,938)	(6,362)	(4,570)	(3,671)	(1,456)	(235)
Research and development expenses	(37,481)	(47,533)	(34,819)	(34,243)	(17,389)	(2,803)
Sales and marketing expenses	(13,079)	(15,228)	(10,112)	(12,351)	(8,211)	(1,323)
General and administrative expenses	(39,287)	(35,613)	(21,644)	(25,627)	(24,439)	(3,939)
Loss from discontinued operations, net of tax	—	—	—	(21,450)	—	—

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

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,387,621	2,150,213	799,633	1,212,157	933,826	150,505
Total assets	4,405,329	5,651,989	5,797,006	6,345,027	7,129,535	1,149,072
Total liabilities	1,045,741	1,666,580	1,785,206	1,836,822	2,260,781	364,372
Total shareholders' equity	3,359,588	3,985,409	4,011,800	4,508,205	4,868,754	784,700
Total liabilities and shareholders' equity	4,405,329	5,651,989	5,797,006	6,345,027	7,129,535	1,149,072

  Exchange Rate Information

          Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate on December 31, 2014 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 24, 2015, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.1930 to US$1.00.

          The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
Period
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.3849	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.2145	6.2422	6.2741	6.1955
April (through April 24), 2015	6.1930	6.2000	6.2152	6.1927

Source: Federal Reserve Statistical Release

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

        Our revenue recognition policy for the item-based online games entails our best estimates of the lives of various items associated with each of our item-based games. We adopted the item-based revenue model beginning in September 2006. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated lives of such items. We consider the average period that paying players typically play our games and other player behavior patterns to arrive at our best estimates for the lives of these permanent ownership items, which, in some cases, may be as long as the estimated life of the related game. However, given the fast-evolving nature of the game industry and various types of online games we offer to players with different tastes and preferences, our estimate of the period that players typically play our games may not accurately reflect the actual lives of the items. We have been revising our estimates as we continue to gain operating data and refine our estimation process and results accordingly. Any future revisions to these estimates could adversely affect the time period during which we recognize revenues from these items. For example, an increase in the estimated lives of these items would increase the period over which revenues from these items are recognized. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Revenue Recognition."

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

        Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. However, there is no assurance that online games will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the online games that we operate, will likely adversely affect our business and prospects. We must be able to track and respond to changes in consumer preferences in a timely and effective manner, especially changes in game preferences and consumer spending trends relating to in-game item purchases.

A severe and prolonged global economic recession and the related slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the European sovereign debt crisis will be continued and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China's. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Since we derive a majority of our revenues from China, any slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our game players may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing game players. Furthermore, the economic recession in other countries where our games are operated may reduce game players' level of disposable income, perceived future earnings capacities and willingness to spend, and may thus result in a decline in their spending on our games and a corresponding decrease in our revenues and profit.

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

        We believe that there are over 100 online game operators in China. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our principal competitors in China include Tencent Holdings Limited, or Tencent, NetEase.com, Inc., or NetEase, Shanda Games Limited, or Shanda Games, Changyou.com Limited, or Changyou, Giant Interactive Group Inc., or Giant Interactive, Kingsoft Corporation Limited, or Kingsoft, Shanghai Posts & Telecommunications Technology Co., Ltd., or Tiancity, Beijing Guangyu Huaxia Sci-Tech Co., Ltd., or Guangyu Huaxia, KongZhong Corporation, or KongZhong, and NetDragon Websoft Inc., or NetDragon. Our potential competitors also include major internet portal operators, other domestic and foreign game developers and publishers, and alliances between our existing and new competitors. Some of our competitors have significantly greater financial and marketing resources, name recognition and game development resources than we have. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of online game offerings than we do. As a result, they may be able to take greater risks and endure lower than expected performances from some of their games than we are able to do.

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

        We anticipate that our existing client-based online PC games and mobile games in operation will continue to account for a substantial majority of our revenues in 2015. In 2014, our top three online games operated in China, namely Zhu Xian, Return of the Condor Heroes Mobile and Perfect World II, in aggregate contributed 34% of our total revenues. Although we currently have a number of new games in pipeline, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Neither can we guarantee you that we will be able to maintain the popularity of our top games or that our new games would generate sufficient revenues to replace these top games should they approach the end of their respective life cycles.

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

We are dependent on relationships with app stores and web platforms.

        We distribute our mobile games through a number of app stores and web platforms, including Apple's App Store, 91.com, Baidu, Qihoo 360 and UCWEB. These app stores and web platforms also serve as payment collection channels. App stores and web platforms have strong bargaining power in dealing with mobile game developers and operators like us. We are subject to the standard service terms and conditions of these app stores and web platforms with regard to the promotion, distribution, operation and payment methods for our mobile games. If any of these app stores and web platforms (i) goes out of business, (ii) discontinues its relationship with us due to any reason, such as our failure to comply with any laws or regulations in any jurisdiction where our games are offered, (iii) limits our access to its platforms, (iv) modifies its terms of services or other policies, (v) changes its fee structure, (vi) provides more favorable terms to our competitors or develops its own games, or (vii) is forced to cease the business relationship with us due to its lack of required licenses or permits or other regulatory compliance issues, our business could be adversely affected.

        In addition, we have benefited from these platforms' widely recognized brand names and large player bases. If any of these app stores and web platforms loses its market position or otherwise falls out of favor among players or other factors cause its player base to stop growing or shrink, or if any of them fails to perform its contractual obligations to us, we would need to identify alternative platforms for marketing, promoting and distributing our mobile games, which would consume substantial resources and may not be effective or available.

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

  •
  difficulties in developing games and expansion packs catering to overseas markets and in renewing our license agreements with licensees upon their expiration; and

  •
  difficulties in maintaining the reputation of our company and our games, given that our games are operated by licensees in the overseas markets pursuant to their own standards.

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

        We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to our success. In particular, we have spent significant amount of time and resources in developing our game engines and must continue to protect the technology. We do not hold any patents in China or elsewhere and intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. We have taken steps to prevent the misappropriation of our proprietary technology, including registration of our online games that are currently in operation and a number of our game engines for copyright protection, registration of our domain names and entering into non-competition and confidentiality agreements with our key employees. However, these steps may be inadequate. Any misappropriation by our employees, licensees or other third parties of intellectual property used in our business, whether licensed to us or owned by us, could have an adverse effect on our business and operating results. The validity, enforceability and scope of protection of intellectual property in internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

We may be subject to intellectual property infringement claims which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing certain of our existing games.

        We cannot assure you that our online games or other content posted on our websites, such as the information posted on our in-game bulletin boards, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, on February 1, 2013, a Delaware company sued Perfect World Entertainment Inc., or PW USA (Parallel Networks, LLC v. Perfect World Entertainment, Inc., Case No. 13-cv-00182) and ten other companies in related actions for patent infringement in the United States District Court for the District of Delaware. The plaintiff alleged that PW USA's installers, downloaders and/or launchers, which are downloaded by users from our websites in connection with the distribution of our games, infringed two of its patents. Although we settled this case in June 2013 without having any material adverse effect on our business, we cannot assure you that we will not face similar claims in the future. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, be forced to pay fines and damages, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third party infringement claims, regardless of their merit. Successful infringement or other intellectual property rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations and prospects.

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

        We rely on a distribution network composed of non-exclusive third-party distributors throughout China to carry out a portion of sales of our online game services to our customers. Our distributors also distribute games for our competitors. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. In addition, we rely on various internet data centers to host our servers. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our service. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution or services on a timely basis or on terms favorable to us or at all.

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

        Our future success depends substantially on the continued services of our senior executive officers and key employees. If one or more of our senior executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all, our business may be severely disrupted, and our financial conditions and results of operations may be materially and adversely affected. If any of our senior executive officers joins a competitor or forms a competing company, we may lose distributors, customers, service providers, know-how and key professionals and staff members. Each of our senior executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our senior executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties relating to China's legal system. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us."

If we are unable to attract, train and retain key employees, our business may be adversely affected.

        We will need to hire and retain additional qualified employees, particularly experienced game development personnel with expertise in the online game industry. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We formed five new controlled companies, in which we hold majority stakes, in line with the restructuring plan of our research and development teams, to help retain, attract and incentivize top talents. However, we cannot assure you that, by implementing this plan or any other measures we may take in the future, we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

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

        Our business could be adversely affected by the effects of Ebola virus disease, influenza, avian flu, severe acute respiratory syndrome, or SARS, or any other epidemic or outbreak. Any prolonged recurrence of Ebola virus disease, influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of internet cafés and other public areas where people access the internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of Ebola virus disease, influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the internet network or otherwise affecting access to our games, or resulting in damages to our facilities. For example, the earthquake, tsunami and nuclear crisis hitting Japan in March 2011 caused a temporary decline in the number of game players logged on to our games in Japan and a delay of the commercial launch of our new games in Japan.

If PRC tax benefits currently available to our PRC subsidiaries and our PRC affiliated entities are reduced or repealed, our business and results of operations could suffer.

        Under the corporate income tax law that took effect on January 1, 2008, foreign-invested enterprises, such as our subsidiary, Beijing Perfect World Software Co., Ltd., or PW Software, and domestic companies are subject to corporate income tax at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities classified as "software enterprises" and/or "high and new technology enterprises." See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC—PRC Corporate Income Tax." In addition, according to tax rules and regulations that are favorable to technology development businesses, revenues generated from software development and relevant technology consulting services may enjoy business tax exemption. Any expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating our business and investing in a venture capital fund do not comply with PRC government restrictions on foreign investment, we could be subject to severe penalties.

        We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our wholly owned PRC subsidiaries are foreign-invested enterprises. Various regulations in China currently restrict or prevent foreign ownership of companies that operate online game, online reading and other TMT businesses. In light of these restrictions, we operate our businesses and make investments through our variable interest entities in China. Specifically, we rely (i) on Beijing Perfect World Network Technology Co., Ltd., or PW Network, and Beijing Perfect World Digital Technology Co., Ltd., or PW Digital Technology, to conduct our online game businesses in China; and (ii) on Trendsters Investment to hold our investment in a venture capital fund that may invest in various TMT businesses. We previously operated our film and television business through Beijing Perfect Moment Network Technology Co., Ltd. (previously known as Beijing Perfect Moment Pictures Co., Ltd.), or Perfect Moment, in China, which no longer has material business operations after we sold the film and television business in August 2011. We had operated our online reading business through Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd. (previously known as Beijing Huanxiang Zongheng Network Technologies Co., Ltd.), or PW Literature, before we sold PW Literature to an unrelated party in December 2013. We treat PW Network, PW Digital Technology, Trendsters Investment, Perfect Moment, and PW Literature, for the period before we sold it in December 2013, as our variable interest entities. Our variable interest entities hold the licenses and own intellectual property, facilities and other assets that are essential for our business operations.

        Each of our variable interest entities and their respective equity owners have entered into a series of contractual arrangements with PW Software, or in the case of PW Digital Technology, with PW Game Software, through which we have effective control over each of our variable interest entities. The agreements between PW Literature, its equity owners and PW Software were terminated when we sold PW Literature to an unrelated party in December 2013. For a description of these contractual arrangements with PW Network, PW Digital Technology, Trendsters Investment, Perfect Moment and PW Literature, see "Item 4. Information on the Company—A. History and Development of the Company," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with PW Digital Technology and its Equity Owners," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Perfect Moment and its Equity Owners" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with PW Literature and its Equity Owners."

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

        The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology (previously known as the Ministry of Information Industry), or the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for internet content provision, or ICP license, to conduct any value-added telecommunications business in China. Under this circular, an ICP license holder must own relevant trademarks and domain names that are used in the value-added telecommunications business, have necessary facilities for its approved business operations, and maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Furthermore, an ICP license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Due to a lack of interpretative materials from the regulator, it is unclear what impact this circular will have on us or the other Chinese internet companies that have adopted the same or similar corporate and contractual structures as ours. We have made verbal inquiries with the officials at the MIIT, but have not been able to get a definitive answer as to the applicability of this circular to our corporate structure and to the enforcement and performance of the contractual arrangements between our wholly owned PRC subsidiaries on the one hand, and our variable interest entities and their respective equity holders on the other.

        On September 28, 2009, the General Administration of Press and Publication of China, or GAPP, which was reorganized as the State Administration of Press, Publication, Radio, Film, and Television, or SAPPRFT, in 2013, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term "foreign investors" or make a distinction between foreign online game companies and China based companies under a similar corporate structure like ours. Thus, it is unclear whether such regulations will be applicable to us or many other China based companies that rely on similar contractual arrangements with variable interest entities to operate online games in China.

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

        It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See "—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

        If we are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking business licenses of PW Software and PW Game Software or the business or operating licenses of our variable interest entities, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our variable interest entities may result in adverse PRC tax consequences to us.

        We could face material and adverse PRC tax consequences if the PRC tax authorities determine that PW Software's and PW Game Software's contractual arrangements with our variable interest entities were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the PRC tax liabilities of these variable interest entities without reducing the PRC tax liabilities of PW Software and PW Game Software, which could further result in late payment fees and other penalties to these variable interest entities for underpaid taxes; or (ii) limiting the ability of PW Software, PW Game Software and these variable interest entities to maintain preferential PRC tax treatments and other financial incentives.

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

        In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us." In addition, PRC laws and regulations governing the validity of our contractual arrangements are uncertain and the government authorities, including courts, have broad discretion in interpreting these laws and regulations. See "—If the PRC government finds that the arrangements that establish the structure for operating our business and investing in a venture capital fund do not comply with PRC government restrictions on foreign investment, we could be subject to severe penalties."

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

        Due to the high degree of user loyalty to client-based online PC games and other online games, easy access to personal computers and internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide approval for the establishment of new internet cafés for the year of 2007 and increased the punishment for internet cafés admitting minors. This notice also tightened the administration of in-game currency, and its impact on us and other operators of item-based online games is uncertain. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers' age limit and other requirements relating to internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to internet cafés. As many of our customers access our games website from internet cafés, any restrictions on internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our customer base or customer purchases of in-game items, thus adversely affecting our business and results of operations.

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

        The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP that was reorganized as the SAPPRFT in 2013, the Ministry of Culture and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of these industries. We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online game services. For example, an internet content provider, or ICP, such as PW Network, must obtain an ICP license in order to engage in any commercial ICP operations within China. Online game operators must also obtain a license from the Ministry of Culture and an internet publishing license from the GAPP that was reorganized as the SAPPRFT in 2013 in order to distribute games through the internet.

        Before May 2008, we did not hold an internet publishing license as the issuance of such licenses had been suspended by the GAPP that was reorganized as the SAPPRFT in 2013. PW Network obtained an internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the internet. Hefei Perfect World Network Technology Co., Ltd, or Hefei PW Network, a wholly owned subsidiary of PW Digital Technology, obtained an internet publishing license for online game and mobile game publishing in June 2012, which allows Hefei PW Network to distribute and publish online games and mobile games on the internet. Currently, our self-operated online games are published in China by PW Network or Hefei PW Network. We have filed internet publications of our client-based online PC games and certain of our self-developed web games and mobile games with SAPPRFT, and we are in the process of filing internet publications of our other self-developed web games and mobile games.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

        Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as foreign-invested enterprises, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, it will be subject to the foreign investment restrictions or prohibitions set forth in a "negative list," to be separately issued by the State Council later, if the foreign-invested enterprise is engaged in the industry listed in the negative list. Unless the underlying business of the foreign-invested enterprise falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the foreign-invested enterprise.

        The "variable interest entity" structure, or Contractual Arrangement, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Related to Our Corporate Structure" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a Contractual Arrangement in an industry category that is on the "negative list," the Contractual Arrangement may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

        Through our dual-class share structure, our founder and chairman of board of directors Mr. Michael Yufeng Chi, a PRC citizen, controlled 56.0% of the voting power of our company as of April 26, 2015. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a Contractual Arrangement, whether or not these companies are controlled by Chinese parties, while it solicited comments from the public on this point. Moreover, it is uncertain whether the online game industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing Contractual Arrangement like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

        The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with this information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profit to us or otherwise expose us to liabilities and penalties under PRC law.

        On July 14, 2014, the PRC State Administration of Foreign Exchange, or SAFE, issued the Circular on Relevant Issues Concerning Domestic Residents' Investment and Offshore Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which requires PRC residents (including PRC entities and PRC resident individuals) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents shall update their SAFE registrations when the offshore special purpose vehicle undergoes any change of basic information (including change of such PRC individual shareholder, name and operation term), or material events relating to increases or decreases in investment amount contributed by PRC resident individual, transfers or exchanges of shares, or mergers or divisions.

        SAFE Circular 37 is issued to replace the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75.

        SAFE Circular 37, and any subsequent implementation rules as may be issued by SAFE, may apply to our shareholders who are PRC residents ultimately owned by PRC residents and may apply to any of our potential offshore acquisitions in the future.

        If our shareholders who are PRC residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for violation of applicable foreign exchange restrictions.

        We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 37 and the relevant SAFE regulations and guidance. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurance that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular 37 and the relevant SAFE regulations and rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries or variable interest entities, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries' ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

A PRC regulation promulgated in August 2006 and certain other PRC regulations set forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

        On August 8, 2006, six PRC government and regulatory authorities, including the Ministry of Commerce, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled "Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors," which became effective on September 8, 2006, and were amended on June 22, 2009. This regulation, among other things, sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We made some acquisitions and investments in the past and we may grow our business in part by acquiring complementary businesses in the future. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, if any PRC regulatory agency determines that any of our past acquisitions was not in compliance with the requirements of this regulation, the regulatory agency may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

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

        In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises "national defense and security" or "national security" concerns. If the Ministry of Commerce or other government agencies determines in the future that our business is in an industry subject to the security review, our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

If additional remedial measures are imposed on the certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC, we could be unable to file timely future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they violated U.S. securities laws and the SEC's rules and regulations thereunder by refusing to produce audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these five PRC-based accounting firms and suspending four of them, which are members of large international networks associated with the "Big Four" accounting firms, from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, these four PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of these four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If the firms do not follow these procedures, or if there is a failure of the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, as amended, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act, as amended. Such a determination could ultimately lead to delisting of our ordinary shares from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and result of operations.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. As most of our costs and expenses are denominated in Renminbi, any appreciation in the Renminbi against the U.S. dollar could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

        In addition, the PRC State Administration of Taxation, or SAT, promulgated Administrative Measures on the General Anti-Avoidance Rule (Trial), or GAAR Measures, on December 12, 2014, which shows the authority's intention to fight against tax avoidance scheme that is adopted to obtain unwarranted tax benefit without reasonable commercial purpose. A press release, made by the State Administration of Taxation to clarify certain issues relating to the application of the GAAR Measures, stated that the GAAR Measures may be applicable if any general tax-avoidance scheme exists in the offshore indirect transfer of equity interests. Since GAAR Measures was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities, we cannot predict how these regulations will affect our business operation, future acquisitions or strategy.

        The SAT released the Bulletin on Certain Issues relating to Indirect Transfer of Assets by Non-resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which clarifies several provisions in Circular 698, expands the applicable scope thereof and provides a comprehensive guidance on non-residents' indirect assets transfer. SAT Bulletin 7 took effect on the issuance date, but it also applies to transactions concluded before the issuance date but the tax treatment therefore has yet to be decided upon by the Chinese tax authorities. SAT Bulletin 7 expanded the scope of the subject assets of the indirect transfer to cover not only equity investment in Chinese resident enterprises, but also assets attributable to an establishment in China and immovables situated in China, collectively defined as "Chinese Taxable Assets." It also provides a list of factors to assess whether a transfer arrangement may be deemed as having reasonable commercial purpose, as well as a set of threshold tests for determining the arrangement that shall be directly regarded as without reasonable commercial purpose. In addition, SAT Bulletin 7 has lifted the burden of mandatory reporting requirement and shifted the regime to a more relaxed voluntary reporting system, but it still grants the Chinese tax authority the right to require relevant parties to fill necessary documents if it so determines. Furthermore, a safe harbor for qualifying group reorganization has been carved out by SAT Bulletin 7, falling under which no Chinese tax exposure will arise.

        Since GAAR Measures and SAT Bulletin 7 were recently promulgated and it is unclear how this set of measures and regulations, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities, we cannot predict how these regulations will affect our business operation, future acquisitions or strategy.

Risks Related to Our Shares and ADSs

There can be no assurance that the Agreement and Plan of Merger dated April 26, 2015 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

        Our board of directors received a preliminary non-binding proposal letter dated December 31, 2014 from our founder and chairman of the board of directors, Mr. Michael Yufeng Chi, to acquire all of our outstanding ordinary shares not already directly or indirectly owned by him in a going private transaction for US$20.0 per ADS in cash, or US$4.0 per ordinary share in cash. Our board of directors formed a special committee of independent directors, or the Special Committee, on January 2, 2015 to consider and evaluate the proposal and any other alternative proposals or other strategic alternatives that may be available to our company, and to negotiate the terms of any potential definitive agreement.

        On April 26, 2015, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with Perfect Peony Holding Company Limited, or Parent, a Cayman Islands company beneficially owned by Mr. Michael Yufeng Chi, and Perfect World Merger Company Limited, or Merger Sub, a wholly owned subsidiary of Parent. Subject to satisfaction of the Merger Agreement's terms and conditions, Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Each of our ordinary shares or ADSs will be cancelled in exchange for the right to receive US$4.04 per ordinary share or US$20.20 per ADS in cash without interest, except for shares, including such shares represented by ADSs, already directly or indirectly owned by Mr. Michael Yufeng Chi, and shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger. The merger is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the approval of the Merger Agreement and the merger. As of April 26, 2015, Mr. Michael Yufeng Chi controlled 56.0% of the voting power of our company. However, there can be no assurance that the merger will be approved by sufficient affirmative vote or consummated.

        The merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the merger. Also, the development of the merger, such as completion of the merger or termination of the Merger Agreement, may increase volatility of the trading price of our ADSs.

The market price of our ADSs has been and may continue to be volatile.

        The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from January 1, 2010 until April 24, 2015, the trading price of our ADSs has ranged from US$8.44 to US$44.63 per ADS and the closing sale price on April 29, 2015 was US$19.54 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

        Volatility in global capital markets could also have an effect on the market price of our ADSs. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

        Our board of directors received a preliminary non-binding proposal letter dated December 31, 2014 from our founder and chairman of the board of directors, Mr. Michael Yufeng Chi, to acquire all of our outstanding ordinary shares not already directly or indirectly beneficially owned by him. On April 26, 2015, we entered into a Merger Agreement with entities controlled by Mr. Chi. As of April 26, 2015, Mr. Chi controlled 56.0% of the voting power of our company. The voting power held by Mr. Chi in our company may effectively prevent a competing bid for our company.

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

        Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

        A non-U.S. corporation, such as our company, will be a "passive foreign investment company," or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We disclosed in our annual reports for 2012 and 2013 that we may have been a PFIC in prior taxable years. Similarly, we believe we may have been a PFIC for our taxable year ended December 31, 2014, as well. This determination is made based on our significant cash balances, the market price of the ADSs and ordinary shares, and the composition of our income and assets. However, because the application of the PFIC rules to our facts and circumstances is unclear in many important legal and factual respects, and the required calculations for 2014 yielded results that were close to the line, no assurances may be given in this regard. A U.S. Holder (as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation") who owned (or owns) our ADSs or ordinary shares at any time when we were (or are) a PFIC will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distributions are treated as "excess distributions" under U.S. federal income tax rules. Such a U.S. Holder also generally will not be able to benefit from any preferential tax rate with respect to any dividend distribution that such U.S. Holder receives from us in a year in which we are a PFIC (or are treated as such with respect to such holder) or the following year. Certain elections may be available, however, that may mitigate certain of these adverse tax consequences to varying degrees. U.S. Holders are urged to consult their tax advisors regarding the passive foreign investment company rules.

        We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we may continue to be, or become, a PFIC in 2015 or future taxable years. Further, although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities' operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we were not the owner of our variable interest entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC even if we would not otherwise have been treated as a PFIC for that particular year. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status. In the event that we determine that we are not a PFIC in 2015 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

        Provided we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a deemed sale election with respect to our ADSs or ordinary shares.

        For more information, see "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company." We urge investors in our ADSs and ordinary shares to consult their tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        We commenced operations through PW Network, a limited liability company established in China in 2004. To enable us to raise equity capital from international investors, our holding company, Perfect World Co., Ltd. was incorporated under the laws of the Cayman Islands in June 2006. In August 2006, we formed PW Software, our wholly owned subsidiary in China. In September 2006, PW Software entered into contractual agreements with PW Network and its equity owners, pursuant to which PW Network transferred certain fixed assets and certain personnel to PW Software and PW Software provides technical support and research and development services to PW Network. Through these contractual arrangements, as amended and restated in April 2007, we have the ability to effectively control PW Network's daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders' approval. As a result of these contractual arrangements, we are considered to be the primary beneficiary of PW Network and PW Network is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate PW Network's results of operations, assets and liabilities in our financial statements. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a description of the contractual arrangements among PW Software, PW Network and its equity owners.

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

        In August 2008, PW Network invested in a minority stake in Perfect Pictures and Media Group Co., Ltd. (previously known as Perfect World (Beijing) Pictures Co., Ltd.), or PW Pictures, and then acquired all the remaining equity interest through a series of transactions. PW Pictures is a PRC media and entertainment company principally engaged in film and television program production and distribution and advertising services in China. In February 2011, PW Network transferred its equity interest in PW Pictures through a series of contractual arrangements to Perfect Moment, which then was a newly established variable interest entity controlled by PW Software and known as Beijing Perfect Moment Pictures Co., Ltd. In order to sharpen our focus on our core online game development and operation business, in August 2011, we sold PW Pictures for a total consideration of RMB360.0 million to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, our founder and chairman of the board of directors. The transaction was approved by the board of directors and a special committee consisting of all independent members of our board of directors. Perfect Moment no longer had material business operations after the transaction and changed its name to Beijing Perfect Moment Network Technology Co., Ltd. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a description of the contractual arrangements among PW Software, Perfect Moment and its equity owners.

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

        In December 2009 and January 2010, we established Perfect World Universal Coöperatieve U.A., or PW Universal, and Perfect World Europe B.V., or PW Europe, respectively, both in Netherlands, to capture potential business opportunities in Europe.

        In April 2010, we acquired a 100% equity interest in C&C Media Co., Ltd., or C&C Media, from Atlus Co., Ltd., a Japanese computer and video game developer, publisher, and distributor and other shareholders of C&C Media. Upon consummation of the transaction, C&C Media became our wholly owned subsidiary.

        In April 2010, PW Network invested a 20% equity interest in Beijing Zhizhu Network Technology Co., Ltd., or Zhizhu Network. This strategic investment is expected to allow us to leverage Zhizhu Network's large user base to further grow our online game community. There were certain transactions between us and Zhizhu Network. For a description of these transactions, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" in this report.

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

        In November 2011, we established Perfect World Korea Co., Ltd. (previously known as NGL Co., Ltd.), or PW Korea, jointly with Nexon Korea Corporation, to manage and operate online games in Korea. In October 2012, we acquired the entire equity interest in PW Korea held by Nexon Korea Corporation, as a result, PW Korea became our wholly owned subsidiary.

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

        The venture capital fund is managed by a general partner unrelated to us. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we use Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. PW Software has entered into a series of contractual agreements with Trendsters Investment and its equity owners, namely Mr. Qing Li and Mr. Qi Zhu, pursuant to which PW Software provides technical support and consulting services to Trendsters Investment. Through these contractual arrangements, we have the ability to effectively control Trendsters Investment's daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders' approval. Thus, Trendsters Investment is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate Trendsters Investment's results of operations, assets and liabilities in our financial statements. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a description of the contractual arrangements among PW Software, Trendsters Investment and its equity owners.

        In November 2013, we entered into definitive agreements to acquire 100% equity interest in Wuhu Huitian Shengshi Network Technology Co., Ltd., or Wuhu Huitian, and 30% equity interest in Beijing Shouyou Daqu Technology Co., Ltd., or Daqu. Wuhu Huitian and Daqu run TGBus.com and PTBus.com, two leading Chinese game portals, respectively. In June 2014, we increased our equity interest in Daqu to 40%.

        In May 2014, we acquired a total of 30,326,005 Class A ordinary shares of Shanda Games Limited (NASDAQ: GAME), or Shanda Games, a leading online game developer, operator and publisher in China, from Shanda SDG Investment Limited, for a total consideration of US$100 million in cash. In September 2014, we entered into an agreement to sell such 30,326,005 Class A ordinary shares of Shanda Games at a premium for a total consideration of US$104,624,717 in cash to Shanghai Buyout Fund L.P., an unrelated third party. Concurrently, we withdrew from a consortium to which we had joined early in 2014 in the proposed "going private" transaction with respect to Shanda Games.

        In June 2014, we entered into a definitive agreement to acquire 100% equity interest of Fuzhou Online Game Information Technology Co., Ltd., which runs 766.com, a leading Chinese game portal.

        In November 2014, we formed five controlled companies, in which we hold majority stakes, in line with the restructuring plan of our research and development teams, to help retain, attract and incentivize top talents, allow faster reaction to changing market trends and boost game development productivity.

        Our board of directors received a preliminary non-binding proposal letter dated December 31, 2014 from our founder and chairman of the board of director, Mr. Michael Yufeng Chi, to acquire all of our outstanding ordinary shares not already directly or indirectly owned by him in a going private transaction for US$20.0 per ADS in cash, or US$4.0 per ordinary share in cash. Our board of directors formed a special committee of independent directors on January 2, 2015 to consider the proposal. On April 26, 2015, we entered into a Merger Agreement with Perfect Peony Holding Company Limited, or Parent, a Cayman Islands company beneficially owned by Mr. Michael Yufeng Chi, and Perfect World Merger Company Limited, or Merger Sub, a wholly owned subsidiary of Parent. Subject to satisfaction of the Merger Agreement's terms and conditions, Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Each of our ordinary shares or ADSs will be cancelled in exchange for the right to receive US$4.04 per ordinary share or US$20.20 per ADS in cash without interest, except for shares, including such shares represented by ADSs, already directly or indirectly owned by Mr. Michael Yufeng Chi, and shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger. The merger is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the approval of the Merger Agreement and the merger.

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

B.    Business Overview

        We are a leading online game developer and operator in China. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater to changing customer preferences and market trends. Since 2006, we have launched in China a number of self-developed client-based online PC games. Currently, we operate Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals, Fantasy Zhu Xian, Forsaken World, Empire of the Immortals, Return of the Condor Heroes, Saint Seiya Online, Swordsman Online, Holy King and Legend of the Condor Heroes, as well as several web games, such as Touch. Since our expansion into mobile games in 2013, we have launched in China several mobile games. Currently we operate Legend of Chu and Han, Rise of the King, Return of the Condor Heroes Mobile, Fantasy of the Immortals, Forsaken World Mobile, CrossGate Mobile, Touch Mobile, Forever Mars, Dawn after Dark, Swordsman Mobile and Saint Seiya Mobile. To expand our reach in the U.S. and European market to capture potential business opportunities, we established our wholly owned U.S. and European subsidiaries, PW USA and PW Europe, in April 2008 and January 2010, respectively. Currently, PW USA and PW Europe operate a number of our own online games including some games developed by our wholly owned U.S. based subsidiary, Cryptic Studios, as well as several games licensed from other developers. To further expand our overseas operating capabilities in Asia, we acquired C&C Media in Japan, established PW Korea in Korea, and extended our coverage to Southeast Asia through PW Hong Kong. Currently, we operate, in Japan, a number of our own games and certain games licensed from other developers through C&C Media; and also in Southeast Asia and Korea, several of our own games through PW Hong Kong and PW Korea, respectively. We plan to develop more online games with a variety of themes, cultural characteristics and features that appeal to different segments of the online game player community.

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

        We have achieved an impressive game development track record. In September 2014, we won the "Top 10 Influential Brands in Asia" and "Top 500 Asia Brands Award" at the 9th Asia Brand Ceremony. In October 2014, we won the "China Online Culture Achievement Award" at the China International Digital Content Expo 2014. In November 2014, our PC online game Legend of the Condor Heroes won the award for the "Top 10 Most Anticipated Online Games by Game Players"; our PC and console versions of Neverwinter won awards for the "Best Overseas Online Games" and the "Top 10 Most Anticipated Console Games by Game Players," respectively; and our mobile game CrossGate Mobile won an award for the "Top 10 Most Favorite Mobile Games among Game Players," in the "2014 Golden Plume Awards Annual Best Games Election" held by ChinaJoy Expo, also known as the China Digital Entertainment Exposition and Conference. In December 2014, we won the "2014 Outstanding Enterprise in Chinese e-Game Industry Award" and "2014 Outstanding Enterprise in research and development in Chinese e-Game Industry Award" in the 2014 Annual Conference of Chinese e-Game Industry. Our client-based online PC games DOTA2 and Neverwinter won the Gold Finger Awards of "2014 Outstanding Online Game" and "2014 Most Anticipated Online Game," respectively. And our mobile games CrossGate Mobile and Perfect World Begins won the Gold Finger Awards of "2014 Outstanding Mobile Game" and "2014 Most Anticipated Mobile Game," respectively in the 2014 Annual Conference of Chinese e-Game Industry. Legend of the Condor Heroes was ranked among the "Top 10 Popular Domestic Online Games" and the top ten "China Domestic 3D MMORPGs" in 2014 according to International Data Corporation, or IDC, a premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications and consumer technology markets. In addition, DOTA2 was ranked among the "Top 10 Popular Online Games," and Neverwinter was ranked among the "2015 Top 10 Anticipated Client-based Online Games" in China in 2014. Dragon Ascension and Swordsman Mobile were also ranked among the "2015 Top 10 Anticipated Web Games" and the "2015 Top 10 Anticipated Mobile Games," respectively, according to IDC.

        We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other self-developed online games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2012, 2013 and 2014, a substantial majority of our online game operation revenues were generated through this item-based revenue model. Although a majority of our revenues are generated in China, as of the date of this annual report, we have exported a number of our games to various countries and regions, and we plan to export more of our games and continue to develop our business overseas.

Products and Services

  Online Games

        Since our inception in March 2004, we have developed, operated and distributed a number of our self-developed client-based online PC games. Currently, we operate eleven 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Forsaken World, Saint Seiya Online, Swordsman Online, Holy King and Legend of the Condor Heroes, a 3D online casual game, Hot Dance Party, two 2.5D MMORPGs, Battle of the Immortals and Empire of the Immortals, and two 2D turn-based MMORPGs, Fantasy Zhu Xian and Return of the Condor Heroes. Our games offer "anytime play," meaning users can play the games 24 hours a day, seven days a week.

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

        In addition to our self-developed games, we have obtained exclusive license to operate a world-famous online game, DOTA2, in China. Developed by a leading entertainment software and technology company based in the United States, this game features a unique mix of action, RTS and RPG gameplay and has become one of the most popular games at professional e-sport competitions. We started to commercialize this game in December 2013 in China.

        The following table summarizes the launch date of the games and the number of expansion pack releases since the respective launch for each of our self-developed client-based online PC games that we are currently operating in China.

Game	Date of Launch	Number of Expansion Packs Released Since Date of Launch
Perfect World	January 2006	14
Legend of Martial Arts	September 2006	12
Perfect World II	November 2006	15
Zhu Xian	May 2007	18
Chi Bi	January 2008	12
Hot Dance Party	March 2008	9
Pocketpet Journey West	October 2008	1
Battle of the Immortals	April 2009	8
Fantasy Zhu Xian	October 2009	9
Forsaken World	October 2010	7
Empire of the Immortals	March 2011	3
Return of the Condor Heroes	September 2012	3
Saint Seiya Online	May 2013	3
Swordsman Online	June 2013	4
Holy King	September 2013	—
Legend of the Condor Heroes	September 2014	1

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

        Legend of Martial Arts.    We launched Legend of Martial Arts in September 2006, when we sold in-game items during the open beta testing. We developed Legend of Martial Arts based on a popular TV drama series with the same Chinese name, . Legend of Martial Arts is an adventure story of Chinese swordsmen set in an ancient kingdom. It is designed to provide a more light-hearted and less intense game environment than Perfect World. The game attempts to capture the look and the feel that have made the TV series a hit with the Chinese audience. We have enriched the game content by creating stories developed specifically for the game. We engage a team of writers, including the playwright of the TV series. In addition to employing many of the customization features found in Perfect World, Legend of Martial Arts contains several features designed to provide players a flavor of traditional oriental culture. Legend of Martial Arts is the first game for which we adopted an item-based revenue model. Unlike the time-based revenue model, users can play the basic functions of Legend of Martial Arts free of charge for as long as they want. Players are charged when they purchase in-game items, such as performance-enhancing items, clothing, accessories and pets. This allows players to further express their own or virtual personalities and enhance the game experience. In-game items can be "purchased" at virtual stores within the game using one of two kinds of currencies: either with an in-game virtual currency known as "yuanbao," which game players obtain by purchasing prepaid cards or online points with real money, or with another in-game virtual currency known as "gold coins," which game players can obtain for free by completing certain missions and activities within the game.

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

        Chi Bi.    We launched 3D MMORPG Chi Bi in January 2008 and adopted an item-based revenue model for this game. Chi Bi is a war story developed based on the well-known period in ancient Chinese history known as the Three Kingdoms. This game is designed to include various in-game weapons and large-scale map of the game environment in a historical cultural setting. Game players can freely choose to join any of the Three Kingdoms, i.e., Wei, Shu, or Wu, and are provided with full experience of the historical battles of the Three Kingdoms period. In addition, Chi Bi also features motion fighting system, allowing players to attack their opponents as they move, which we believe enhances appeal to game players. We co-promoted "Chi Bi" alongside the movie "Red Cliff," which has the same Chinese name as "Chi Bi," in China, according to an agreement signed with China Film Group Corporation, which owns the copyright to the movie in China.

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

        Pocketpet Journey West.    We launched Pocketpet Journey West, in October 2008 and adopted an item-based revenue model for this game. Pocketpet Journey West ( ) is a pet-themed 3D MMORPG and is developed based on "Journey to the West ( )," one of the four classical novels of Chinese literature. The game is designed to include distinctive adventurers adapted from the novel. The game features innovative diversified pet systems, which not only allow users to catch monsters as their pets, raise pets, and enhance attributes of pets, but also have many creative features which enable online game players to exchange pets, obtain particular skills and attributes by collecting special items, and combine two separate pets to create customized or enhanced attributes. The diversified pet systems are designed to bring an entirely new interactive pet raising experience to online game players.

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

        Swordsman Online.    We launched Swordsman Online in June 2013 and adopted an item-based revenue model for this game. Swordsman Online is a 3D martial arts MMORPG adapted from Louis Cha's acclaimed classic martial arts novel of the same Chinese name. Running on our proprietary "Angelica 3D" game engine, the game presents exquisite visual effects and recreates the grand and free martial arts world depicted in the original novel. The game also features a refreshing design of martial arts actions and combat, dazzling character skills, and various interesting instances full of fun and challenges. Additionally, the game involves gamers in active interaction with others and embeds captivating story plots.

        Holy King.    We launched Holy King in September 2013 and adopted an item-based revenue model for this game. Holy King is a 3D fantasy MMORPG adapted from the popular online novel of the same Chinese name. Running on our proprietary "Echoles" game engine, the game presents an immersive fantasy world with vivid graphics and grand scenery.

        Legend of the Condor Heroes.    We launched Legend of the Condor Heroes in September 2014 and adopted an item-based revenue model for this game. Legend of the Condor Heroes is a 3D MMORPG adapted from Louis Cha's acclaimed martial arts novel of the same name. Powered by our proprietary "ARK" game engine, Legend of the Condor Heroes provides players with a brand new online game experience that can incorporate data from offline sports and other activities through certain wearable devices.

        In North America, Europe, Japan, Southeast Asia and Korea, besides localizing and operating some of the above games through our wholly owned subsidiaries, we also operate certain games developed by our U.S. based subsidiary, Cryptic Studios, as well as games licensed from other developers.

        Since 2013, we began tapping into the mobile game segment to capitalize on the growing popularity of the mobile internet and devices in China, leveraging our existing knowledge in client-based online PC games. We have developed, operated and distributed several mobile games covering a wide range of game genres, namely, Legend of Chu and Han, Rise of the King, Return of the Condor Heroes Mobile, Fantasy of the Immortals, Forsaken World Mobile, CrossGate Mobile, Touch Mobile, Forever Mars, Dawn after Dark, Swordsman Mobile and Saint Seiya Mobile.

        In addition to the above client-based online PC games and mobile games, we also developed and operate several web games such as Touch.

        Online Games under Development.    We currently have a number of new games in pipeline, ranging from client-based online PC games to mobile games.

  Other Products and Services

        In addition to operating online games, we also generated advertising revenue from our game portals and revenue from selling our pay-per-install games, such as Torchlight and Torchlight 2, developed by our majority-owned subsidiary Runic Games based in the U.S.

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

        Our Echoles 3D engine, which was used to develop Holy King, provides solution to achieve full dynamic visual effects in games, such as whole scene lights and shadows, without sacrificing details and fidelity of images. Featuring multithreaded resource management, Echoles enables games to run with enhanced smoothness and stability. Echoles is integrated with a pack of powerful special effect system and character control system, which improve the game image quality and ensure the efficient game running.

        Our ARK 3D engine, which was used to develop Legend of the Condor Heroes, creates impressive visual effects by leveraging state-of-the-art technologies, including static mixed lights and shadows, high-dynamic-range lighting rendering, realistic screen-space ambient occlusion, efficient anti-aliasing, dynamic weather, etc. It also provides full support to large-scale outdoor scene, ecological environment simulation, lights and shadows rendering, interactive processing and other stunning processing effects.

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

Game Development

        We believe that rapid and high-quality game development is critical to our success. Our game development team mainly consists of our programming personnel, design personnel and graphics personnel. Several core members of our development team have worked together for more than a decade. In March 2008 we opened a research and development center in Shanghai to take advantage of the skilled workforce in the game development industry there. In February 2009 we acquired InterServ Caymans and its two PRC subsidiaries in Shanghai and Chengdu, both of which have further strengthened our research and development capability. We acquired a majority stake in Runic Games in May 2010 and 100% equity interests in Cryptic Studios in August 2011, respectively, which allowed us to further enhance our strong research and development capabilities and to leverage their creative and professional development teams to create global titles. In November 2014, we restructured our research and development teams to form five new controlled companies, in which we hold majority stakes. In order to help retain, attract and incentivize top talents, non-controlling interest of each of these five controlled companies was granted to be beneficially held by our key research and development employees. We believe this new arrangement will help invigorate the game development process, support game design flexibility, allow faster reaction to changing market trends, and boost game development productivity.

        Unlike many of our competitors in China that operate client-based online PC games licensed from foreign game developers, we have in-house capabilities that allow us to develop games rapidly and in response to constantly changing market demands and trends.

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

        Physical cards:    We generally sell physical cards through a network of third-party distributors. We sell the cards directly to a number of qualified distributors, who resell the cards to numerous internet cafés, newsstands, convenience stores and other retail outlets throughout China.

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

        Digital Storefronts and Game Platforms:    We distribute mobile games to end-users through digital storefronts and game platforms, such as Apple's App Store and Qihoo 360's game platform. These storefronts and platforms sell in-game virtual currencies, which are used by game players to redeem virtual items in our mobile games. After retaining their revenue sharing amounts at a pre-agreed percentage, the storefronts and platforms remit us the proceeds that they have received from game players.

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

        The following table lists the countries or regions where we have licensed our client-based online PC games.

Game	Country/Region
Perfect World II	Taiwan, Hong Kong, Macau, Vietnam, The Philippines, Brazil, Thailand, Indonesia, and The Russian Federation and other Russian-speaking territories
Zhu Xian	Thailand, Taiwan, The Russian Federation and other Russian-speaking territories and Indonesia
Chi Bi	The Philippines
Hot Dance Party	Vietnam
Battle of the Immortals	Taiwan
Forsaken World	Taiwan, The Russian Federation and other Russian-speaking territories, Brazil and the Spanish-speaking countries in Latin America
Empire of the Immortals	Taiwan and Indonesia
Saint Seiya Online	Taiwan
Swordsman Online	Taiwan, Vietnam and Indonesia
Legend of the Condor Heroes	Taiwan

Marketing and Promotion

        We employ a variety of innovative and traditional marketing and promotional activities to attract new game players and increase revenues from existing players. These activities include tailor-made marketing programs, live promotions, in-game marketing and advertising and online promotions.

        Tailor-made Marketing Programs.    Based on our extensive local knowledge and experience, we have designed, for each of our games, innovative promotional activities with entertainment and fashion elements. For some of our games, we have appointed celebrities, ranging from pop stars to famous actors and actresses, to be our spokespersons, and have worked with popular bands and singers to record theme songs. For the games that are developed from well-known novels, such as Chi Bi, we cooperated with the film maker to co-promote our game and the movie that are developed from the same novel.

        Live Promotions.    We regularly organize a variety of off-line promotion activities to develop and support the community of game players, such as internet café gatherings, player clubs, product press conferences, college marketing, distribution of free game-related posters, distribution of promotional online points and cross-marketing with telecommunication operators. For example, we organized Perfect World International Championship for our flagship games. We have promotion personnel to organize cooperative promotion campaigns with local distributors and internet cafés throughout China. We also promote Perfect World's brand and our games by attending various industrial exhibitions, including China Joy Expo game exhibition in China and E3 industrial exhibition in the U.S.

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

Competition

        Competition in the online game market in China and the overseas markets where we offer our games is intense. We believe that the key competitive factors include the design, quality, popularity and price of online games and in-game items, the ability to rapidly update and upgrade games, marketing activities, sales and distribution network and customer service. We compete principally with the following groups of competitors:

  •
  online game developers and operators in China, including Tencent, NetEase, Shanda Games, Changyou, Giant Interactive, Kingsoft, Tiancity, Guangyu Huaxia, KongZhong, NetDragon and other mobile game developers who recently entered into this emerging market; and

  •
  other competitors, including major internet portal operators in China, and game developers and operators in the overseas markets where we offer our games.

        Some of our existing and potential competitors have significantly greater financial and marketing resources and a larger portfolio of game offerings than we do. For a discussion of risks relating to competition, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a highly competitive industry and compete against many companies."

Seasonality

        Our quarterly operating results may fluctuate due to various factors and reasons. For example, as part of our normal product cycle, our revenues may be relatively low when we decelerate promotional activities for some time in order to lengthen the life cycle of existing games and maintain long-term sustainable growth. Based on our experience, our user traffic may also be relatively low as result of the

"golden" holidays in China, such as the Chinese New Year holiday in January or February when many of our game players may go back to home town and have less access to the internet, and national college admission exams in the second quarter when our game players spent less time playing online game. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the online game industry in China, which are discussed elsewhere in this annual report.

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

        We have registered our domain names www.pwrd.com, www.wanmei.com and www.perfectworld.com, and have registered a series of domain names in connection with each of games, including without limitation, www.world2.com.cn, www.wulin2.com.cn, www.w2i.com.cn, www.zhuxian.com, www.chibi.com, www.rwpd.com, www.kdxy.com, www.sgcq.com.cn, www.mhzx.com.cn, www.smdl.com, www.sgsj.com, sdxl.wanmei.com, http://seiya.wanmei.com, http://xa.wanmei.com, http://sw.wanmei.com and http://sd.wanmei.com with China Internet Network Information Center, and have legal rights over these domain names. We have filed trademark applications for the Chinese names of a number of our existing online games with the Trademark Office of the State Administration for Industry and Commerce in China. For example, the trademark has been registered in classes 9, 16 and 35 in China, the and the trademarks have been registered in classes 9, 16 and 41 in China, respectively, the and the trademarks have been registered in class 41 in China, the trademark has been registered in class 9 and 41 in China and the trademark has been registered in class 9 in China. We have registered all of our self-developed client-based online PC games, web games and mobile games that are currently in operation, and a number of our game engines with the National Copyright Administration for copyright protection. We have taken steps to legally protect our intellectual property, acknowledging, however, that historically China has not been able to successfully protect a company's intellectual property to the same extent as the United States. We mainly rely on our licensees for copyright, domain names and trademark protection outside China, although very limited protection has been secured to date.

        We have licensed from third parties certain intellectual property, based on which we are entitled to develop online games. For examples, PW Network obtained exclusive licenses to use certain intellectual property of the TV drama series and the internet novel Zhu Xian for the production and commercial operation of Legend of Martial Arts, Zhu Xian and Fantasy Zhu Xian, respectively. We have fully paid the license fees under these license agreements.

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

  •
  the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT , before the formal reorganization in 2013, its predecessors, the General Administration of Press and Publications (the National Copyright Administration), or GAPP, and the State Administration of Radio, Film, and Television;

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

  •
  the Notice of Implementing the State Council's "Regulation 'San Ding"' and Relevant Interpretation Issued by State Commission Office for Public Sector Reform and Further Strengthen the Administration and Approval of the Pre-approval and Import of Online Games (2009);

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

  •
  the Notice on Initializing the Verification of Real-name Registration for Anti-fatigue System on Internet Games (or the Real-name Registration Notice) (2011);

  •
  the Notice on In-depth Development of the Verification of Real-name Registration for Anti-fatigue System on Internet Games (2014);

  •
  the Tentative Catalogue of Internet Video/Audio Program Services (2010);

  •
  the Notice on Regulating Operation Order of Online Games and Inspection of Gambling via Online Games (2007);

  •
  the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games (2007);

  •
  the Notice on the Reinforcement of the Administration of Virtual Currency in Online Games (2009);

  •
  the Administrative Measures for Online Trading (2014);

  •
  the Notice on Strengthening the Administration of Virtual Currency of Online Games (2009);

  •
  the Several Provisions on Regulation of the Order of Internet Information Service Market (2011);

  •
  the Decision of the Standing Committee of the National People's Congress on Strengthening Network Information Protection (2012);

  •
  the Provisions on Protection of Personal Information of Telecommunication and Internet Users (2013); and

  •
  the Circular of the Ministry of Culture on Implementing the Administrative Measures for Content Self-review of Network Culture Operators (2013).

        As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game industry. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected."

Restrictions on Foreign Investment

        Under the above regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a Chinese entity that provides value-added telecommunications services, including online game, online reading and other internet content provision services. In addition, foreign and foreign-invested enterprises are currently not able to apply for certain required licenses to provide these services.

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

        On September 28, 2009, GAPP, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued the GAPP Notice, which restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments. The GAPP Notice expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term "foreign investors" or make a distinction between foreign online game companies and China based companies under a similar corporate structure like ours. Thus, it is unclear whether such regulations will be applicable to us or many other China based companies that rely on similar contractual arrangements with variable interest entities to operate online games in China. Since the promulgation of the GAPP Notice, we have applied for and obtained ISBNs from the then GAPP for internet publications of several new games without encountering any problem. We are not aware that either the GAPP or the SAPPRFT has taken any enforcement action under the GAPP Notice against any online game operators under a similar corporate structure like ours.

        We conduct our online game and related internet content provision businesses in China through contractual arrangements with PW Network and PW Digital Technology. We used to conduct the online reading business through contractual arrangements with PW Literature before we sold PW Literature to an unrelated party in December 31, 2013. In addition, we use Trendsters Investment as an investment vehicle to hold our investment in a venture capital fund. The venture capital fund will be managed by one or several general partners unrelated to us and will be focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. In the opinion of our PRC legal counsel, King & Wood Mallesons, each of the agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, King & Wood Mallesons is of the view that the interpretation and implementation of the laws and regulations in the PRC and their application to and effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the opinion of King & Wood Mallesons herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us to enforce the contractual arrangements should our variable interest entities or their equity holders fail to perform their obligation under those arrangements.

Regulation of Licenses for Online Games

        Online game operators are required to hold a variety of permits and licenses, which, among others, include:

        ICP License.    Under current Chinese laws and regulations, a commercial operator of internet content provision services must obtain a value-added telecommunications business operating license for internet content provision from the appropriate telecommunications authorities in order to carry on any commercial internet content provision operations in China. PW Network, Hefei PW Network and PW Digital Technology, among our other consolidated entities, each has obtained the ICP license.

        Internet Culture Operation License.    Each ICP license holder that engages in the supply of internet culture products and related services, including provision of online games, must obtain an additional internet culture operation license from the appropriate culture administrative authorities pursuant to the newly issued Tentative Measures for Administration of Internet Culture (2011), which superseded the Tentative Measures for Administration of Internet Culture (2003, and as amended in 2004). PW Network obtained an internet culture operation license for the operation of online games in May 2008, which was renewed in February 2015. Hefei PW Network and PW Digital Technology among our other consolidated entities, each has obtained the internet culture operation license for the operation of online games.

        Internet Publishing License.    The GAPP that was reorganized as the SAPPRFT in 2013 and the MIIT jointly impose a license requirement for any company that intends to engage in internet publishing, defined as any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games is deemed an internet publication activity. Therefore, online game operators need to obtain an internet publishing license in order to directly make their online games publicly available in China. Historically, we did not hold such a license as issuances of such licenses were temporarily suspended by the then GAPP. PW Network obtained an internet publishing license for online game publishing in May 2008, which allows PW Network to distribute and publish online games on the internet. Hefei PW Network, a subsidiary of PW Digital Technology, obtained an internet publishing license for online game and mobile game publishing in June 2012, which allows Hefei PW Network to distribute and publish online games and mobile games on the internet. Currently, our self-operated online games are published in China by PW Network or Hefei PW Network. We have filed internet publication of our client-based online PC games and certain of our self-developed web games and mobile games with the GAPP, and we are in the process of filing internet publications of our other self-developed web games and mobile games.

        Online Bulletin Board Service Approval.    The MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities. Although such rules were abandoned in July 2010 by the State Council, certain telecommunication authorities still require online bulletin board services be itemized in ICP license if an ICP license holder intends to provide such services.

        In addition to the aforementioned permits and licenses that are required for online game operators, for each online game that an operator operates, additional permits or licenses are required, which include, among others, those set forth below in "—Regulation of Internet Content" and "—Regulation of Information Security."

        In the opinion of our PRC legal counsel, King & Wood Mallesons, except as described above, no consent, approval or license other than those already obtained by PW Network and PW Digital Technology is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of Internet Content

        The Chinese government has promulgated measures relating to internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the GAPP that was reorganized as the SAPPRFT in 2013. These measures specifically prohibit internet activities, which includes the operation of online games, among other businesses, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an internet content provider or an internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, in accordance with the Provisional Measures for the Regulation of Online Games promulgated by the Ministry of Culture in June 2010, imported online games should be filed with the Ministry of Culture before the operation of the games and domestic online games should be filed with the Ministry of Culture within one month of their operations. We have successfully completed the filings with the Ministry of Culture for our client-based online PC games Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Hot Dance Party, Pocketpet Journey West, Battle of the Immortals, Forsaken World, Empire of the Immortals, Saint Seiya Online, Swordsman Online, Holy King and DOTA2. We have submitted to the Ministry of Culture the relevant filing documents for our other self-operated online games. We believe that our submissions met all filing requirements. However, we cannot assure you that these submissions will be deemed successfully filed by the Ministry of Culture. Except as described above with respect to the filing of certain online games with the Ministry of Culture, we have complied with all the requirements described in this paragraph.

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

Regulation on Intellectual Property Rights

        The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. We have registered all of our self-developed client-based online PC games, web games and mobile games that are currently in operation, and a number of our game engines with the National Copyright Administration. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

        The PRC Trademark Law together with its implementation rules protects registered trademarks. The Trademark Office of the State Administration for Industry and Commerce, or SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

Virtual Currency

        On February 15, 2007, the Ministry of Commerce, the People's Bank of China and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice. Under this notice, the People's Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items.

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

Regulation of Internet Video/Audio Program Services

        On December 12, 2007, the SARFT and MIIT promulgated the Administrative Measures on Internet Video/Audio Program Services, which requires that, among others, a service provider of internet video/audio program shall obtain a license from the SARFT, failure of which may result in the suspension or close of the website providing the internet video/audio program services. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to internet video/audio program services may adversely affect the operation of our online games."

Regulation on Taxation

        For a discussion of applicable PRC tax regulations, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation."

Regulation of Foreign Currency Exchange and Dividend Distribution

        Foreign Currency Exchange.    The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in August 2008. Under these regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless previously approved by and/or registered with SAFE or its authorized local branches.

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

        SAFE Circular 37.    On July 14, 2014, SAFE issued SAFE Circular 37, which replaced the SAFE Circular 75. According to SAFE Circular 37, PRC residents (including PRC entities and PRC resident individuals) shall register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purposes of overseas investment or financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents shall update their SAFE registrations when the offshore special purpose vehicles undergo any change of basic information (including change of such PRC resident individual shareholder, name and operation term), or material events relating to increase or decrease in investment amount contributed by PRC resident individual shareholder, transfers or exchanges of shares, or mergers or divisions. SAFE may subsequently issue implementation guidance.

        Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 and any subsequent implementation guidance as may be issued by SAFE, may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us.

        SAFE Notice 7.    In December 2006, the People's Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or PBOC Notice 78, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In February 2012, SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, which replaced an earlier SAFE notice issued in 2007. SAFE Notice 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company ("Domestic Company"), including PRC citizens and foreign citizens who have resided in the PRC for one year or more ("Domestic Individuals"). Under SAFE Notice 7, Domestic Individuals who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly listed company are required, through the Domestic Company or a PRC agent ("Domestic Agent"), to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; and the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE. If we or our PRC optionees fail to comply with the SAFE Notice 7, we or our PRC optionees and their local employer may be subject to fines and legal sanctions.

Regulation of Investment into Equity Investment Enterprise

        The National Development and Reform Commission, or the NDRC, issued the Circular on Promoting and Standardize the Development of Equity Investment Enterprises on November 23, 2011, which regulates (1) the establishment, fundraising and investment of equity investment enterprises, (2) risk-control mechanisms of equity investment enterprises, (3) responsibilities of equity investment management entities as entrusted management entities of the equity investment enterprises, (4) information disclosure systems of the equity investment enterprises, and (5) the record filings and industry self-regulation of the equity investment enterprises. The NDRC also issued a series of implementation guidance for the operation and management of capital equity investment enterprises. This circular and the corresponding guidance set out the requirements for an investor in an equity investment enterprise, including the investor's risk profile and fund contribution requirements, including that subscription in an equity investment enterprise by each investor shall not be less than RMB10 million. In addition, an investor shall invest with one's lawful equity funds and hold the investment in an equity investment enterprise directly instead of by way of trust or any other similar measures.

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

C.    Organizational Structure

        The following diagram illustrates our corporate structure as of the date of this annual report:

*
Beijing Shiji Xiangshu Technology Co., Ltd. is 88.03% owned by Mr. Michael Yufeng Chi, our founder and chairman of the board of directors and an owner of our ordinary shares, 6.38% owned by Mr. Tongyan Wang, a Chinese citizen, and 5.59% owned by Mr. Di He, our chief technology officer.

**
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. is 60% owned by Mr. Huan Su, a Chinese Citizen, 35.72% owned by Mr. Furui Chen, a Chinese citizen, and 4.28% owned by Mr. Di He, our chief technology officer.

***
Includes a number of consolidated entities incorporated in China that are not illustrated in this chart.

Beneficial Interest
(1)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners."
(2)	Contractual arrangements including a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with PW Network and its Equity Owners."
(3)	Contractual arrangements including a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Perfect Moment and its Equity Owners."

(4)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Perfect Moment and its Equity Owners."
(5)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners."
(6)	Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Trendsters Investment and its Equity Owners."
(7)	Contractual arrangements including two Loan Agreements, a Business Operation Agreement, a Call Option Agreement, an Equity Pledge Agreement and a Power of Attorney. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with PW Digital Technology and its Equity Owners."
(8)	Contractual arrangements including an Exclusive Technology Support and Service Agreement, a Development Cooperation Agreement, a Business Operation Agreement, a Call Option Agreement and an Equity Pledge Agreement. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with PW Digital Technology and its Equity Owners."

D.    Property, Plants and Equipment

        In the first quarter of 2011, we moved our principal executive offices into an office building of approximately 55,000 square meters that we purchased in Beijing when it became available for occupancy. We also have two office premises of approximately 4,500 square meters and approximately 2,700 square meters located in Beijing, which we purchased in November 2007 and January 2008, respectively. In June 2013, we purchased office premises with an area of approximately 14,140 square meters in Chengdu. In June 2014, we entered into an agreement to purchase office premises with an area of approximately 12,800 square meters in Chongqing at a total price of approximately RMB104.9 million (US$16.9 million), and the purchase was completed in April 2015.

        Our major leased properties in China include approximately 11,040 square meters of office space in Beijing, approximate 6,200 square meters of office space in Shanghai, approximate 1,320 square meters of office space in Hefei and approximate 710 square meters of office space in Fuzhou. Our U.S. subsidiaries' office lease is for an aggregate of approximately 15,310 square meters. Our Japan office lease is approximately 860 square meters. Our Netherlands office lease is approximately 990 square meters. Our Korea office lease is approximately 1,120 square meters. We maintain an efficient hardware and software infrastructure with a large network capacity consisting of self-owned and leased servers.

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

A.    Operating Results

Overview

        We are a leading online game developer and operator in China as measured by the popularity of our games in China in 2014, according to a report published by the International Data Corporation. We primarily develop online games based on our proprietary game engines and game development platforms. Our strong technology and creative game design capabilities, combined with our extensive knowledge and experience in the online game market, enable us to frequently and promptly introduce popular games designed to cater to changing customer preferences and market trends.

        We currently operate in China a number of our self-developed client-based online PC games, including eleven 3D MMORPGs, namely, Perfect World, Legend of Martial Arts, Perfect World II, Zhu Xian, Chi Bi, Pocketpet Journey West, Forsaken World, Saint Seiya Online, Swordsman Online, Holy King and Legend of the Condor Heroes, two 2.5D MMORPGs, Battle of the Immortals and Empire of the Immortals, two 2D turn-based MMORPGs, Fantasy Zhu Xian and Return of the Condor Heroes, and an online casual game, Hot Dance Party.

        In North America, Europe, Japan, Southeast Asia and Korea, we localize and operate some of the above games through our wholly owned subsidiaries. In some of these markets, we also operate certain games developed by our U.S. based subsidiary Cryptic Studios such as Neverwinter, as well as games licensed from other developers.

        In addition to the above client-based online PC games, we also developed and operate several web games such as Touch, and mobile games, such as Return of the Condor Heroes Mobile, Forsaken World Mobile, CrossGate Mobile, Forever Mars, Dawn after Dark, Swordsman Mobile and Saint Seiya Mobile.

        We use a time-based revenue model for our first game, Perfect World, under which we charge players based on the time they spend playing the game. We use an item-based revenue model for our other self-developed online games, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In 2012, 2013 and 2014, a substantial majority of our online game operation revenues were generated through this item-based revenue model. Although a majority of our revenues are generated in China, as of the date of this annual report, we have exported a number of our games to various countries and regions, and we plan to export these games and our new games to more countries and regions. We generated revenues of RMB2.8 billion, RMB3.1 billion and RMB3.8 billion (US$619.4 million) in 2012, 2013 and 2014, respectively. We achieved net income of RMB540.7 million, RMB542.4 million and RMB471.4 million (US$76.0 million) in the years ended December 31, 2012, 2013 and 2014, respectively.

        To sharpen our focus on our core online game development and operation business, we sold the online reading business to an unrelated party in December 2013. As a result, the online reading business is accounted for as discontinued operations and our consolidated statements of income and comprehensive income in this annual report separates the discontinued operations from our remaining business operations for all years presented.

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

  •
  the cost to purchase additional servers and equipment in anticipation of new games;

  •
  our ability to streamline our costs in response to the global economic crisis; and

  •
  the success of our investments and merger and acquisition activities.

        Our future growth will depend significantly upon our ability to continually and successfully develop, market and operate additional online games that are attractive to players, to increase monetization of our existing and future games and to expand internationally by licensing our games to various countries and regions and by operating our own games through our overseas subsidiaries. Our acquisitions and expansion in foreign markets may increase our capital expenditure, create downward pressure on our liquidity and depress margins in the short term. However, we believe that our acquisitions and expansion in foreign markets will in the long run increase revenues, diversify our user base and enhance our research and development and operating capability, which in turn will help improve our liquidity, capital resources, results of operation and key performance measures such as average concurrent users and maintain and improve our profit margin as well.

Revenues

        For the years ended December 31, 2012, 2013 and 2014, we generated revenues of RMB2.8 billion, RMB3.1 billion and RMB3.8 billion (US$619.4 million), respectively. We expect that our future revenue growth will be primarily driven by our launch of additional games, increasing monetization of our existing games, and expansion of our overseas business. For the years ended December 31, 2012, 2013 and 2014, our online game operation revenues are net of sales discounts and rebates to our distributors, which averaged approximately 10.3%, 9.4% and 7.8%, respectively, of the face value of our prepaid cards sold to our distributors. The following table sets forth the revenues generated from our online game operations and licensing, and from other sources, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation revenues	2,499,419	90.2	2,800,321	91.7	3,597,595	579,827	93.6
Licensing revenues	171,564	6.2	149,318	4.9	168,956	27,231	4.4
Other revenues	99,604	3.6	103,024	3.4	76,673	12,357	2.0

Total revenues	2,770,587	100.0	3,052,663	100.0	3,843,224	619,415	100.0

  Online Game Operation Revenues

        In 2012, 2013 and 2014, the majority of our revenues were generated from our online game operations. We launched our first game, Perfect World, in China in January 2006, using the time-based revenue model. In 2012, 2013 and 2014, 1.1%, or RMB27.4 million, 0.9%, or RMB24.1 million and 0.3%, or RMB12.3 million (US$2.0 million), of our online game operation revenues were derived from this game, respectively. With respect to games operated under the time-based revenue model, the revenue growth will depend primarily on the increase in the number of players and their playtime. We expect that our revenues generated from games operated under the time-based revenue model will remain a small portion of our online game operation revenues as we have continued to use the item-based revenue model for our new online games since we began to use that model in September 2006.

        We launched additional self-developed online games using the item-based model in China: Legend of Martial Arts in September 2006, Perfect World II in November 2006, Zhu Xian in May 2007, Chi Bi in January 2008, Hot Dance Party in March 2008, Pocketpet Journey West in October 2008, Battle of the Immortals in April 2009, Fantasy Zhu Xian in October 2009, Forsaken World in October 2010, Empire of the Immortals in March 2011, Return of the Condor Heroes in September 2012, Saint Seiya Online in May 2013, Swordsman Online in June 2013, Holy King in September 2013 and Legend of the Condor Heroes in September 2014, as well as a number of web games and mobile games, such as Touch in September 2013, Return of the Condor Heroes Mobile in August 2013, Forsaken World Mobile in June 2014, CrossGate Mobile in July 2014, Forever Mars in November 2014, Dawn after Dark, Swordsman Mobile and Saint Seiya Mobile in December 2014. In North America and Europe, through PW USA and PW Europe, we operate a number of our own games including some games developed by our wholly owned U.S. based subsidiary Cryptic Studios, as well as several games that we licensed from other developers. In Japan, through C&C Media, we operate a number of our own games and certain games licensed from other developers. In Southeast Asia and Korea, we operate several of our own games through PW Hong Kong and PW Korea, respectively.

        In 2012, 2013 and 2014, a substantial amount of our online game operation revenues were derived from our games using the item-based revenue model. With respect to games using the item-based revenue model, the revenue growth will depend primarily on the increase in the number of players and the monetization level of our games. We expect that revenues derived from our games operated under the item-based revenue model will remain a dominant source of our online game operation revenues in the foreseeable future.

        We believe that our proprietary game engines, powerful game development platforms and creative game design will facilitate our successful development of games that cater to changing customer preferences and market trends. Furthermore, our creative utilization of extensive knowledge and experience in the online game market and strong and consistent operations will help increase the monetization of our existing and future games. We currently have a number of new games under development. We intend to continue to develop new games to expand our game portfolio and replace our existing games as they reach the end of their useful economic lives. We expect the percentage of our online game operation revenues derived from particular games to change from period to period over the life span of each individual game.

        The following table sets forth, for the periods indicated, certain operating statistics for online PC games under operation in Mainland China.

	For the Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Quarterly average concurrent users	662,000	661,000	623,000	642,000

        Average concurrent users, or ACU, for any of our online PC games operated in China is the number of users logged on to that game at particular points of time with 5-minute intervals. The daily average concurrent users for that game is determined by averaging the 5-minute interval data over the course of a day. The daily average data are then averaged over the course of a month to derive the monthly average concurrent users of the game. Quarterly average concurrent users for a game is the average of monthly average concurrent users of such game during the relevant quarter. The fluctuation of ACU during the fiscal year 2014 was mainly due to our anti-cheating efforts with regard to our core games for the purpose of maintaining a healthy and fun gaming environment for our players. Although ACU does not always correlate with changes in our domestic online game revenues, we believe that ACU reflects the popularity and health of our games in the long run.

        The following table sets forth, for the periods indicated, certain operating statistics for our client-based online PC games under the item-based revenue model.

	For the Year Ended December 31,
	2012	2013	2014
Annual active charging accounts (in thousands)(1)	3,009	3,323	2,780
Annual average revenue per active charging accounts (in RMB)(2)	817	784	946

(1)
Annual active charging accounts is defined as the aggregate number of accounts for our client-based online PC games under the item-based revenue model which have received deposit at least once during a calendar year.

(2)
Annual average revenue per active charging accounts is calculated by dividing the revenues derived from our client-based online PC games under the item-based revenue model in a year by the number of annual active charging accounts in that year.

        The active charging accounts and the average revenue per active charging account may fluctuate significantly from period to period due to a number of factors, including our promotional activities and unpredictable player deposit and spending patterns.

  Licensing Revenues

        In 2012, 2013 and 2014, we recorded revenues of RMB171.6 million, RMB149.3 million and RMB169.0 million (US$27.2 million), respectively, for the initial fees and usage-based royalties we earned from licensees of our online games. Licensing revenues represented 6.2%, 4.9% and 4.4% of our total revenues in 2012, 2013 and 2014, respectively. Majority of our licensing revenues were generated from overseas. As of the date of this annual report, we have licensed a number of our games to leading game operators overseas. All of these licensed games are operated under the item-based revenue model by the respective operators. Under our license agreements with licensees, we are generally entitled to receive from the licensees an initial fee and ongoing usage-based royalties. The usage-based royalties are generally determined based on the amount of money charged to players' accounts or service fees payable by players in a given country or region. We plan to further strengthen our global presence by licensing more of our existing games and new games we develop in the future to leading online game operators in various countries and regions overseas.

  Other Revenues

        In 2012, 2013 and 2014, we recorded other revenues in the amount of RMB99.6 million, RMB103.0 million and RMB76.7 million (US$12.4 million), which represented 3.6%, 3.4% and 2.0% of our total revenues, respectively. Other revenues included, among other things, advertising revenue from our game portals and revenues generated from Torchlight series, our pay-per-install games developed by our majority owned subsidiary Runic Games.

  Revenue Collections

  Online game operations.

        Client-based Online PC Games.    For our client-based online PC games, we collect our online game operation revenues through sales of (i) physical and virtual prepaid cards, which record entitlements to certain numbers of our online points, and (ii) online points, which entitle players to play our games for a specified period of time or to purchase our in-game items. We generally sell physical prepaid cards through an offline network of third-party distributors, which in turn distribute our cards to retailers, including internet cafés, newsstands and convenience stores. Our virtual prepaid cards and online points are sold via third-party online distributors and telecommunication operators who bundle the collection of fees for our games with the fees for their services to users. Through our electronic distribution system, we electronically sell virtual prepaid cards or online points to distributors and our distributors electronically sell the online points in their accounts to the accounts of their sub-distributors, retailers or players. We also sell online points directly to players via online payment platform service providers.

        In most cases, we receive cash payments from distributors upon or before delivering our prepaid cards or online points to them. In other cases, the online payment platform service providers or other third parties generally pay us within several days after they collect the payments or after our monthly or weekly settlement with them.

        We offer a discount to the face value of our game cards to our customers. We also offer certain volume rebate as a percentage of the face value of our game cards to our major distributors in China if they have achieved a pre-set sales target. The rebate is provided to these major distributors in the form of free game cards. To date, all of these major distributors have been able to achieve the pre-set sales target. The average total discount rate we have offered to all of our distributors in China was approximately 10.3%, 9.4% and 7.8% for the years ended December 31, 2012, 2013 and 2014, respectively, of the face value of our game cards.

        Mobile Games.    We distribute mobile games to end-users through digital storefronts and game platforms, such as Apple's App Store and Qihoo 360's game platform. These storefronts and platforms sell in-game virtual currencies, which are used by game players to redeem virtual items in our mobile games. After retaining their revenue sharing amounts at a pre-agreed percentage, the storefronts and platforms remit us the proceeds that they have received from game players.

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

  Revenue Recognition

  Online game operations.

        Client-based Online PC Games.    For our client-based online PC games, to use the online points on a prepaid card, a player must activate the card by using an access code and password to transfer the online points on the card to such player's personal game account. Players can directly charge the online points they purchased into their accounts. Under both the time-based and the item-based revenue models, the net proceeds we receive from sales of online points to players are recorded as deferred revenues, while the net proceeds we receive from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid cards or online points sold by third-party distributors, we record the net proceeds collected from distributors as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. As of December 31, 2012, 2013 and 2014, our advances from customers amounted to RMB133.9 million, RMB102.5 million and RMB65.9 million (US$10.6 million), respectively, and our deferred revenues related to online game operations amounted to RMB411.0 million, RMB774.6 million and RMB886.0 million (US$142.8 million), respectively.

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

        Mobile Games.    We record revenues generated from mobile games on a gross basis, which is based on the total amount billed to game players, including the commissions retained by digital storefronts and game platforms, as we are acting as the principal and the primary obligor toward game players for the games distributed through digital storefronts and game platforms.

        The revenues with regard to a mobile game are then ratably recognized over paying players' estimated average player life, which is the average period between the first date the game players charge online points to their accounts and the expected last date these paying players would play the game.

        Licensing.    We enter into licensing arrangements with licensees to operate our games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees.

        In certain licensing arrangements, we provide PCS for the first year, which includes free upgrades, maintenance support and training. The licensee has the option to purchase PCS in subsequent years at a specified renewal rate. In these arrangements, we allocate the initial fee into two parts. The first part represents the license of the game and is recognized as revenue upon commercial launch. The second part represents PCS and is recognized ratably over the one-year PCS period.

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

Cost of Revenues

        Our cost of revenues consists primarily of server and bandwidth leasing fees, salary and benefits expenses related to the operation of our online games, depreciation and amortization expenses, revenue sharing cost or royalties paid to third parties, value added tax ("VAT") and business tax and other direct costs of providing online game services. Other direct costs of providing online game services primarily comprise rental cost for the premises used in relation to the operation of our online games and manufacturing costs of physical game cards. We expect that our online game related cost will increase as our revenues increase.

        Server and bandwidth leasing fees were equal to 2.8%, 3.5% and 2.7% of our revenues in 2012, 2013 and 2014, respectively. We rent communication bandwidth to connect our game operating networks to the internet and interchange data traffic to and from our networks and our users. Our bandwidth needs are considerable given the large number of concurrent users of our games and because our games are highly interactive between online users, requiring considerable amounts of data to be exchanged at high frequencies. We expect our payments for bandwidth leasing fees will increase in the future as we launch new games, broaden our geographic reach, add features to advance our network security and data traffic management systems and address additional growth in our player base. We purchase majority of the servers for the operation. To ensure that we have sufficient network capacity to meet the needs of our players at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users.

        Salary and benefits expenses were equal to 5.2%, 5.1% and 4.6% of our revenues in 2012, 2013 and 2014, respectively. Salary and benefits expenses included in our cost of revenues primarily relate to employees involved in the operation of our online games, including network operation and customer service. Salary and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

        The amount of net VAT and business tax with related surcharge included in cost of revenues for the years ended December 31, 2012, 2013 and 2014 was RMB117.6 million, RMB157.8 million and RMB195.1 million (US$31.4 million), respectively, equal to 4.2%, 5.1% and 5.1% of our revenues in 2012, 2013 and 2014, respectively. Our subsidiaries and variable interest entities incorporated in China are subject to either a 5% business tax or a VAT at an effective rate of 3% or 6% on revenues generated from our online game businesses in China. Starting from September 1, 2012, our subsidiaries and variable interest entities incorporated in China are subject to VAT at an effective rate of 6% for revenues derived from overseas licensing. In addition, according to the applicable tax rules and regulations, being a technology development business and technology export enterprise, an entity may enjoy VAT exemption for revenues generated from software development and relevant technology consulting services, and overseas licensing, respectively. The sales proceeds generated from our overseas businesses are subject to VAT or consumption tax applicable in the respective jurisdictions. See "—Taxation."

        The amount of depreciation and amortization expenses included in cost of revenues for the years ended December 31, 2012, 2013 and 2014 was RMB88.7 million, RMB108.8 million and RMB132.7 million (US$21.4 million), respectively, equal to 3.2%, 3.6% and 3.5% of our revenues in 2012, 2013 and 2014, respectively. Depreciation and amortization expenses comprise primarily of depreciation and amortization expenses of servers, computer equipment and copyrights that are directly related to our business operation. We expect our depreciation and amortization expenses to increase as we purchase additional servers, computer equipment and office premises to meet the needs of our business expansion.

        The amount of revenue sharing cost or royalties paid to third parties for the years ended December 31, 2012, 2013 and 2014 was RMB41.0 million, RMB103.8 million and RMB442.7 million (US$71.4 million), respectively, equal to 1.5%, 3.4% and 11.5% of our revenues in 2012, 2013 and 2014, respectively. Revenue sharing cost consists primarily of revenue sharing with mobile game distribution platforms, as well as license fees and royalty fees paid to third parties related to our client-based online PC games.

Operating Expenses

        Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses, each of which includes share-based compensation.

        We expect that our operating expenses will increase in the future as we further expand our game portfolio, enhance our research and development and sales and marketing activities.

  Research and Development Expenses

        Research and development expenses were equal to 28.8%, 29.0% and 27.9% of our revenues in 2012, 2013 and 2014, respectively. From April of 2010, due to the extended game development cycle and the incurrence of material online game development costs, we started to capitalize the qualified online game development costs as intangible assets. For the years ended December 31, 2012, 2013 and 2014, the amount of online game development costs capitalized as intangible assets was approximately RMB5.9 million, RMB47.9 million and RMB19.2 million (US$3.1 million), respectively. The decrease from 2013 to 2014 is primarily due to the decrease in online game development activities and expenditure associated with new games during 2014 that met the conditions of capitalization in accordance with our accounting policy, see "—Critical Accounting Policies—Software Development Costs." Our research and development expenses consist primarily of salary and benefits expenses of personnel engaged in the research and development of our game engines, game development platforms and online games, share-based compensation expenses, and rental cost for the premises used in our development of online game products. We expect that our research and development expenses will increase in the near future as we plan to increase research and development expenditures to develop more client-based online PC games, mobile games and other online games, and upgrade our proprietary game engines and game development platforms.

  Sales and Marketing Expenses

        Sales and marketing expenses were equal to 18.8%, 23.9% and 22.4% of our revenues in 2012, 2013 and 2014, respectively. Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salary and benefits of our sales and marketing personnel. Our advertisement and promotion expenses include advertising payments to various online game sites and game magazines and other advertising service providers as well as expenses for sponsoring media events. We plan to intensify our marketing and promotional efforts when we launch new games in the future, which will result in the increase in our sales and marketing expenses.

  General and Administrative Expenses

        General and administrative expenses were equal to 11.1%, 10.2% and 10.3% of our revenues in 2012, 2013 and 2014, respectively. Our general and administrative expenses consist primarily of salary and benefits and share-based compensation expenses for general management, finance and administrative personnel and professional service fees for services rendered in connection with our acquisition, audit and tax consultation. We expect that our general and administrative expenses will increase due to, among other things, our overall operational expansion.

  Goodwill Impairment

        Goodwill impairment was RMB58.2 million (US$9.4 million) for the year ended December 31, 2014, which primarily comprised impairment associated with our U.S. subsidiaries, compared to RMB40.8 million and RMB77.3 million for the years ended December 31, 2012 and 2013, respectively, which primarily comprised impairment associated with our Japanese subsidiary. For goodwill impairment, see "—Critical Accounting Policies—Goodwill."

  Share-based Compensation Expenses

        We have adopted share incentive plans to motivate, attract and retain employees, directors and consultants, and promote the success of our business. See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan." As of December 31, 2014, there were outstanding options to purchase a total of 25,042,720 Class B ordinary shares. The amounts of these share-based compensation charges were RMB71.1 million, RMB75.9 million and RMB47.7 million (US$7.7 million) for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the unamortized compensation expenses in connection with our outstanding options were RMB57.8 million (US$9.3 million). In 2014, our board of directors approved a restructuring plan of our research and development teams, under which five new controlled companies have been formed. Non-controlling interest of each of these five controlled companies was granted to be beneficially held by our key research and development employees. The shares beneficially held by our key employees were recognized as share-based compensation expenses in our consolidated financial statements, and the total compensation cost of RMB119.9 million (US$19.3 million) would be amortized over the requisite service periods of these key research and development employees on a straight-line basis, among which approximately RMB3.8 million (US$0.6 million) expenses were recorded for the year ended December 31, 2014.

Taxation

  Overseas

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

  United States

        PW USA, Runic Games, Cryptic Studios and Unknown Worlds are generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, are also subject to tax at the state level. State tax rates vary by jurisdiction. Our sales proceeds from online game operation in the states of Massachusetts and Washington of the U.S. are subject to sales tax at rates of 6.25% and 6.5%, respectively. For other states where we operate online games, sales tax is not levied according to local tax regulation.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. In addition, payments of dividends from PW Hong Kong to us are not subject to any Hong Kong withholding tax. Hong Kong does not levy turnover tax.

  Malaysia

        Perfect Star Co., Ltd. engages in offshore licensing activity. It is subject to a fix amount corporate income tax of MYR20,000 a year. Perfect Play SDN. BHD. engages in onshore business activities, and is subject to a 25% corporate income tax rate. Our sales proceeds from online game operation supporting service conducted in Malaysia are subject to service tax at a rate of 6%.

  Taiwan

        Our subsidiary established in Taiwan is subject to a 17% corporate income tax rate (taxable income up to TWD120,000 is exempt). Our sales proceeds from online game operation supporting service conducted in Taiwan are subject to VAT at a rate of 5%.

  Netherlands

        The fiscal unity PW Universal in Netherlands engages in intra-group licensing and local sales and marketing. The standard corporate income tax rate is 25%. A lower rate of 20% applies to the first EUR200,000 of taxable income. Our sales proceeds from online game operation conducted in the Netherlands are subject to VAT at a rate of 21%.

  Japan

        The corporate income tax rate applicable to C&C Media and CCO Co., Ltd is 40.7% in 2012, 38.0% from 2013 to March 31, 2014 and 35.6% from April 1 to December 31, 2014. Our sales proceeds from online game operation conducted in Japan are subject to consumption tax at a rate of 5% from 2012 to March 31, 2014 and 8% from April 1 to December 31, 2014.

  Korea

        PW Korea is generally subject to corporate income tax rates ranging from 11.0% to 24.2%. Our sales proceeds from online game operation conducted in Korea are subject to VAT at a rate of 10%.

  Thailand

        Perfect World (Thailand) Co., Ltd., our subsidiary established in Thailand in 2013, is subject to a corporate income tax rate of 20%. Our sales proceeds from online game operation conducted in Thailand are subject to VAT at a rate of 7%.

  Singapore

        For Perfect World Games (Singapore) Pte. Ltd., our subsidiary established in Singapore in June 2014, 75% of the first SGD10,000 of normal chargeable income is exempt from tax, and 50% of the next SGD290,000 is exempt from tax. The balance of chargeable income is fully taxable at the standard rate of 17%. Our sales proceeds from online game operation conducted in Singapore are subject to goods and services tax at a rate of 7%.

  PRC

  PRC Corporate Income Tax

        On March 16, 2007, the National People's Congress of PRC enacted a corporate income tax law, which became effective on January 1, 2008. Under the corporate income tax law, foreign-invested enterprises and domestic companies are subject to corporate income tax at a uniform rate of 25%. There is a five-year transition period for foreign-invested enterprises, during which foreign-invested enterprises are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "software enterprises" and/or "high and new technology enterprises," whether foreign-invested enterprises or domestic companies.

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

        PW Network has been qualified as a "high and new technology enterprise" under the corporate income tax law from 2008 to 2017. Therefore, PW Network enjoyed a preferential tax rate of 15% from 2012 to 2014 as a "high and new technology enterprise."

        PW Software has been qualified as a "high and new technology enterprise" from 2008 to 2017. Therefore, PW Software was entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% from 2010 to 2012, and enjoyed a preferential tax rate of 15% in 2013 and 2014 as a "high and new technology enterprise."

        Shanghai PW Network has been qualified as having "software enterprise" status from 2009 to 2013 and "high and new technology enterprise" status from 2014 to 2016. Therefore, Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and was subject to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013 as a "software enterprise," and enjoyed a preferential tax rate of 15% in 2014.

        Beijing Perfect World Digital Entertainment Software Co., Ltd., or PW Digital Software and Beijing Perfect World Digital Entertainment Co., Ltd., or PW Digital, have been qualified as having "software enterprise" status from 2010 to 2014. PW Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and were subject to a 50% income tax reduction to a rate of 12.5% in 2012, 2013 and 2014.

        PW Game Software has been qualified as a "software enterprise" from 2010 to 2014. PW Game Software achieved cumulative taxable income for the year ended December 31, 2013, and therefore was entitled to the tax exemption in 2013 and 2014. PW Game Software will be subject to a 50% income tax reduction to a rate of 12.5% from 2015 to 2017, provided that it continues to be qualified as a "software enterprise" during such period.

        Hefei PW Network has been qualified as a "high and new technology enterprise" and a "software enterprise" since 2013. Hefei PW Network achieved cumulative taxable income for the year ended December 31, 2013, and therefore was entitled to the tax exemption in 2013 and 2014 as a "software enterprise." Hefei PW Network will be subject to a 50% income tax reduction to a rate of 12.5% from 2015 to 2017, provided that it continues to be qualified as a "software enterprise" during such period.

        Chengdu PW Network has been qualified as a "software enterprise" since 2010. Chengdu PW Network achieved cumulative taxable income for the year ended December 31, 2014, and therefore was entitled to the tax exemption in 2014. Chengdu PW Network will continue to enjoy the tax exemption in 2015 and be subject to a 50% income tax reduction to a rate of 12.5% from 2016 to 2018, provided that it continues to be qualified as a "software enterprise" during such period.

        Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software, PW Digital, PW Game Software, Hefei PW Network and Chengdu PW Network, our other major China-based subsidiaries and variable interest entities are subject to a 25% corporate income tax rate.

        Furthermore, under the corporate income tax law, a "PRC resident enterprise," which includes an enterprise established outside of China with its "de facto management body" located in China, is subject to PRC corporate income tax. If the PRC tax authorities subsequently determine that Perfect World Co., Ltd. and our subsidiaries established outside of China should be deemed as resident enterprises, our global income, other than the dividends from our PRC subsidiaries, will be subject to PRC corporate income tax at a rate of 25%. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income may be subject to PRC tax under the corporate income tax law, which would have a material adverse effect on our results of operations."

  PRC VAT and Business Tax

        We have adopted the gross presentation for VAT and business tax, and therefore VAT and business tax are included in revenues and cost of revenues. A pilot program for transition from business tax to VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. On August 1, 2013, all regions in China have launched the pilot program. On June 1, 2014, the pilot program has been extended to more industries.

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

        For operation of online games, the tax treatment varies depending on the nature of games and the local tax policies of provinces where the games are operated. In general, our variable interest entities incorporated in China are subject to VAT at a rate of 6% or 17% (with refund on the portion of tax payment exceeding an effective tax rate of 3%) and business tax at a rate of 5% plus related surcharges on revenues from online game operations.

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

        For the potential distribution of dividends to our shareholders, we accrue and record the withholding income tax for all standalone undistributed earnings of our PRC subsidiaries. For the years ended December 31, 2012, 2013 and 2014, withholding taxes of RMB19.6 million, RMB26.5 million and RMB21.3 million (US$3.4 million) were accrued and recorded as deferred tax liabilities, respectively. For our variable interest entities, we will continue to indefinitely reinvest the remaining undistributed earnings to fulfill working capital needs and non-cancellable contractual commitments, to fund capital expenditures to expand our business in China. The unrecognized deferred tax liabilities related to the withholding tax on undistributed earnings of our variable interest entities at a rate of 5% as of December 31, 2012, 2013 and 2014 were approximately RMB60.5 million, RMB69.8 million and RMB77.9 million (US$12.6 million), respectively.

  Withholding Tax on License Fees and Royalties in Various Countries

        Our subsidiaries and variable interest entities which license our games to certain overseas licensees are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. Our overseas licensees pay the withholding taxes to the local tax authorities on our behalf. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. We recognized RMB9.9 million, RMB8.2 million and RMB12.5 million (US$2.0 million) as income tax expense related to withholding taxes for the years ended December 31, 2012, 2013 and 2014, respectively.

Inflation

        Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Revenue Recognition

  Online game operation revenues.

  Client-based Online PC Games

        Most of our revenues are earned through providing online game operation services to players. We have been providing online game services for our client-based online PC games to our players pursuant to a time-based revenue model and an item-based revenue model. Under the time-based revenue model, we charge players based on the time they spend playing our games. Under the item-based revenue model, the basic game play functions are free of charge, and we charge users for purchases of in-game items.

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

        For the years ended December 31, 2012, 2013 and 2014, the estimated player life of our different games that generated more than 90% of our revenues ranged from 155 days to 491 days, 107 days to 561 days and 102 days to 661 days, respectively. The increase in the upper end of the estimated player life is primarily due to the longer estimated player life in foreign countries based on the analysis of the overseas player behavior patterns as a result of our continuous expansion in overseas online game markets. The operating history and data collected for certain games have exceeded 3 years and we adopted the estimated player life for each of these individual games in 2014, which resulted in the decrease in the lower end of the estimated player life.

        Under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation of the game cards or charge of the online points, these advances from customers are immediately transferred to deferred revenues. We provide sales incentives in the form of rebates to major distributors that meet or exceed the sales target. Accrued rebates, which are settled in the form of additional free prepaid cards, will result in higher average discount rate on in-game points, and will partially delay the revenue recognition until the consumption of free prepaid cards. According to our published expiration policy, prepaid cards will expire on the expiration date printed thereon. The proceeds from the expired prepaid cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2012, 2013 and 2014, we recognized RMB4.4 million, RMB1.6 million and RMB1.7 million (US$0.3 million) as other income from expired cards, respectively.

        In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player's personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that we would provide further online game service with respect to such online points is remote. We recognized revenue related to the inactive accounts based on the estimated churn rate of the inactive players and the unused game points and items in these accounts. We believe we have sufficient operating history to reliably estimate the inactive players' churn rate. We have adopted the policy of performing the reassessment of the estimated churn rate annually and considered its estimates to be reasonable. For the years ended December 31, 2012, 2013 and 2014, we recognized RMB98.4 million, RMB98.4 million and RMB93.3 million (US$15.0 million), respectively, as revenue from the unused game points and items in the accounts inactive for greater than 360 consecutive days.

        For the years ended December 31, 2012, 2013 and 2014, the amount of revenues attributable to consumable virtual goods were RMB1,799.7 million, RMB1,845.6 million and RMB1,396.1 million (US$225.0 million), respectively, and the amount of revenues attributable to permanent virtual goods were RMB424.7 million, RMB661.9 million and RMB1,144.6 million (US$184.5 million), respectively.

  Mobile Games

        We operate mobile games under the item-based revenue model. We distribute mobile games to end-users through digital storefronts and game platforms, such as Apple's App Store and Qihoo 360's game platform. These storefronts and game platforms sell in-game virtual currencies, which are used by game players for virtual items in our mobile games. After retaining their revenue sharing amounts at a pre-agreed percentage, the storefronts and platforms remit us the proceeds that they have received from game players.

        We record revenue generated from mobile games on a gross basis, which is based on the total amount billed to game players, including the commissions retained by digital storefronts and game platforms, as we are acting as the principal and the primary obligor toward game players for the games distributed through digital storefronts and game platforms. The principal agent consideration is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) change the product or perform part of the service and (iv) have involvement in the determination of product and service specifications.

        We recognize revenue, when persuasive evidence of an arrangement exists, the service has been provided to the end-users, the price paid by the user is fixed or determinable, and collectability is reasonably assured. Consistent with the our revenue recognition policies for client-based online PC games, under the item-based revenue model, for the purposes of determining when the service has been provided to the end-users, we have determined that an implied obligation exists to the paying user to continue displaying the purchased virtual items within the game over the virtual items' estimated useful lives. However, currently, due to our limited operating history of mobile games, we do not have the ability to differentiate the redemption respectively on consumable or permanent items and track the consumption of each consumable item. Therefore, we recognize revenues earned from the sale of virtual items with regard to a mobile game ratably over paying players' estimated player life, which is the average period between the first date the paying players charge online points to their accounts and the expected last date these paying players would play the game.

        For mobile games, paying players' estimated player lives represent the weighted average playing period based on the paying players' churn rate. The key estimates and prediction used to determine the estimated player life is to estimate the game's paying players' churn rate which is the attrition statistics based on the logging behaviors of those paying players in the following months after their first in-game deposit. To compute the paying players' estimated player lives, we use actual data for all paying players in a mobile game since the game's launch, and track the logging history of all paying players since the first date the paying players charge online points to their accounts until the last date these paying players play the game. Below are the major steps employed by us to estimate the mobile game's paying players' estimated player life:

          1.     Collect paying player's log-on data. We keep records of each paying player's daily log on activities in mobile games, and group the monthly populations of paying players (the "monthly cohort") from the date of their first in-game deposit and track each monthly cohort to determine the number of players from each monthly cohort who played the game in the following month after the initial deposit;

          2.     Calculate paying players' churn rate. The collected paying players' historical log on data is used to calculate actual observed churn rate. And we extrapolate and forecast future declines based on the continuation of the churn rate trend from the actual observed log-on data; and

          3.     Calculate estimated player life. We compute a weighted average using churn rate dataset (actual observed churn rate + extrapolated churn rate) to arrive at the weighted-average playing period of paying users for each game.

        For mobile games we operated more than one year, we determine the estimated player life separately for each of our individual games. For games without sufficient operating history, we consider estimated player life for our other games with similar characteristics and sufficient operating history, or refer to industry practice, as well as consider other factors such as acceptance and popularity of the games and the future operating strategies for the games to determine the estimated player life of the games. Those factors are subjective and require judgment.

        In addition, we have adopted the policy of performing the reassessment of the estimated player life of each game twice a year in various quarters on a rotating basis. We will keep revising such estimates in the future as the games' operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of lives of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

        For the year ended December 31, 2013, the estimated player life of our mobile games was 90 days. For the year ended December 31, 2014, one of our mobile games has reached one year operating history, and thus we assessed the game's estimated player time by using the game's own logging history and estimated a player life of 125 days. For other mobile games which are not similar to that one, considering they have not reached one year operating history in 2014, we continue to use the estimated player life of 90 days based on prior year practice.

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

  VAT

        We have adopted the gross presentation for VAT and business tax, therefore VAT and business tax are included in revenues and cost of revenues. The amount of net VAT and business tax with related surcharge included in our cost of revenues for the years ended December 31, 2012, 2013 and 2014 were RMB117.6 million, RMB157.8 million and RMB195.1 million (US$31.4 million), respectively.

  Licensing revenues

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

Consolidation of Variable Interest Entities

        PRC laws and regulations currently prohibit or restrict foreign-invested companies from holding certain licenses required to operate online games and online reading services, including internet content provision, internet culture operation and internet publishing licenses, or engaging in the investment in certain technology, media and telecommunications sectors. In light of these restrictions, we rely on our variable interest entities to hold and maintain the licenses necessary to operate the online games or investment in certain technology, media and telecommunications companies in China. We have entered into a series of contractual arrangements with PW Network and its equity owners, PW Literature and its equity owners, Perfect Moment and its equity owners, Trendsters Investment and its equity owners and PW Digital Technology and its equity owners, respectively. As a result of these contractual arrangements, we have the ability to effectively control PW Network, PW Literature, Perfect Moment,

Trendsters Investment and PW Digital Technology, and we are considered the primary beneficiary of these entities, and accordingly these entities are variable interest entities of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. In December 2013, we entered into a definitive agreement to sell PW Literature to an unrelated party, and PW Literature ceased to be our variable interest entity. We have consulted our PRC legal counsel in assessing our ability to control PW Network, Perfect Moment, Trendsters Investment and PW Digital Technology through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

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

        For the years ended December 31, 2012, 2013 and 2014, the amount of online game development costs capitalized as intangible assets was approximately RMB5.9 million, RMB47.9 million and RMB19.2 million (US$3.1 million), respectively.

Long-Lived Assets—Property, Equipment and Intangible Assets

        Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, generally 33 to 45 years for buildings, 20 years for office improvements and between four and six years for all other property and equipment. Amortization of intangible assets is computed using a straight-line method over the estimated useful lives of the assets, which are generally two to twenty years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

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

        The impairment charges of intangible assets recorded in cost of revenues for the years ended December 31, 2012, 2013 and 2014 amounted to RMB11.2 million, nil and RMB6.2 million (US$1.0 million), respectively. The impairment charges of intangible assets recorded in general and administrative expenses for the years ended December 31, 2012, 2013 and 2014 amounted to RMB1.6 million, RMB5.0 million and RMB23.3 million (US$3.8 million), respectively. The impairment charges of intangible assets recorded in research and development expenses for the years ended December 31, 2012, 2013 and 2014 amounted to nil, nil and RMB6.4 million (US$1.0 million), respectively. The impairment charges of long-lived assets recorded in cost of revenues for the years ended December 31, 2012, 2013 and 2014 amounted to RMB8.1 million, RMB18.9 million and RMB2.5 million (US$0.4 million), respectively.

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

        We have determined that we operate in two principal operating segments: (i) PRC operations and (ii) International operations. Under PRC operating segment, we identified one reporting unit as PRC online game business for goodwill impairment testing.

        Under international operating segment, we identified the following three reporting units for 2014 goodwill impairment testing: Runic Games, U.S. online game business and Unknown Worlds.

        In September 2014, in view of U.S. online game business' performance during 2014 and near-term business outlook that were below our expectations, we performed an interim assessment on the goodwill related to the reporting unit of U.S. online game business and recorded an estimated goodwill impairment charge of RMB40.2 million (US$6.5 million) in the third quarter of fiscal year 2014. The goodwill impairment charge of RMB40.2 million (US$6.5 million) had no cash flow impact.

        As of November 30, 2014, we performed our annual goodwill impairment analysis of each reporting unit, based on which an impairment charge of RMB18.0 million (US$2.9 million) associated with Unknown Worlds reporting unit was recognized in view of sequential decline of revenue generated from the pay-per-install game developed by Unknown Worlds and its near-term business outlook. Thereafter, all goodwill arising from the acquisition of Unknown Worlds in February 2013 was fully impaired. The goodwill impairment charge of RMB18.0 million (US$2.9 million) had no cash flow impact.

        For the annual goodwill impairment analysis of U.S. online game business reporting unit, in view of the recent interim goodwill impairment assessment performed in September 2014, we assessed qualitative factors including macroeconomic conditions, industry and market considerations, the unit's overall financial performance and other events that may affect the reporting unit and determined that it is not more-likely-than-not that the fair value of the U.S. online game business reporting unit is less than its carrying amount and concluded that no further assessment was necessary. For the remaining reporting units, namely PRC online game business and Runic Games, we compared the fair value of the reporting units with their carrying amounts using income approach, and concluded that the fair value of the reporting units exceeded their carrying values and determined that no adjustment to the carrying value of goodwill for these reporting units was necessary. For PRC online game business reporting unit, the percentage by which fair value exceeds carrying value of goodwill was approximately 21.6%. For Runic Games reporting unit, the percentage by which fair value exceeds carrying value of goodwill was approximately 16.2%.

        We used discounted cash flow method to estimate the fair value of our reporting units. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage our business, determining appropriate discount rates, estimation of the long-term rate of growth for the our business, estimation of the duration over which cash flows will occur, determination of our weighted average cost of capital, and terminal value. The estimates of fair value of a reporting unit result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge. Sensitivity assessment of certain key assumptions for the reporting units during the annual goodwill impairment testing is presented below:

  •
  Discount rate assumptions. A hypothetical percentage increase of 13.7% and 17.1%, respectively, in the discount rates for the reporting units of PRC online game business and Runic Games, holding all other assumptions constant, would not have decreased the fair value of the reporting units below their respective carrying value.

  •
  Long-term growth rate assumptions. A hypothetical percentage decrease of 31.9% and 49.6%, respectively, in the long-term rate of growth for the reporting units of PRC online game business and Runic Games, holding all other assumptions constant, would not have decreased the fair value of the reporting units below their carrying value.

        We recorded goodwill impairment charges amounted to RMB40.8 million, RMB77.3 million and RMB58.2 million (US$9.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

  Share Incentive Awards

        During 2014, we granted options to purchase an aggregate of 200,000 Class B ordinary shares to some of our senior executives and employees. In addition to service-based share options, we granted performance-based share options to our officers and employees.

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

        In 2014, our board of directors approved a restructuring plan of our research and development teams, under which five new controlled companies have been formed. Non-controlling interest of each of these five controlled companies was granted to be beneficially held by our key research and development employees. The shares held by our key employees were recognized as share-based compensation expenses in our consolidated financial statements to be amortized over the requisite service periods of these key employees on a straight-line basis.

Income Taxes

        We account for income taxes as described in note 3(21) and note 19 in our consolidated financial statements. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. Accordingly, we will record valuation allowances to reduce our deferred tax assets if and when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law and our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. When there is no clarity in the change of the PRC corporate income tax, we would accrue based on tax law requirements and then subsequently evaluate whether there is any new information that would change the accrual. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could make our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

        Our subsidiaries and variable interest entities which license our games to certain overseas licensees are subject to withholding taxes on the license fees and usage-based royalties received from our licensees in various jurisdictions outside of China. Our overseas licensees pay the withholding taxes to the local tax authorities on our behalf. We recognize such foreign withholding taxes as income tax expense when related revenue of initial fees and ongoing usage-based royalties are recognized. Accordingly, we recognized the foreign income tax of approximately RMB9.9 million, RMB8.2 million and RMB12.5 million (US$2.0 million) in our consolidated financial statements as income tax expense in 2012, 2013 and 2014, respectively.

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

        For the potential distribution of dividends to our shareholders, we accrue and record the withholding income tax for all standalone undistributed earnings of our PRC subsidiaries. For the years ended December 31, 2012, 2013 and 2014, withholding taxes of RMB19.6 million, RMB26.5 million and RMB21.3 million (US$3.4 million) were accrued and recorded as deferred tax liabilities, respectively. For our variable interest entities, we will continue to indefinitely reinvest the remaining undistributed earnings to fulfill working capital needs and non-cancellable contractual commitments, to fund capital expenditures to expand our business in China. The unrecognized deferred tax liabilities related to the withholding tax on undistributed earnings of our variable interest entities at a rate of 5% as of December 31, 2012, 2013 and 2014 were approximately RMB60.5 million, RMB69.8 million and RMB77.9 million (US$12.6 million), respectively.

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

Foreign Currency Translation

        Our reporting currency is Renminbi, or RMB. The functional currency of Perfect World Co., Ltd., our Cayman Islands holding company, is U.S. dollars. The functional currency of our international subsidiaries is evaluated on a case-by-case basis and is often the local currency. On December 1, 2013, PW Hong Kong changed its functional currency prospectively from RMB to U.S. dollars to reflect the increased concentration of its activities in U.S. dollars. The change was triggered by the completion of the reorganization of our overseas business structure, following which PW Hong Kong became the parent of our overseas subsidiaries in Europe, U.S., Japan and Korea. The change in functional currency of PW Hong Kong has immaterial impact on our consolidated financial statements for the year ended December 31, 2013.

        Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of "others, net" in the consolidated statements of income and comprehensive income.

        The financial statements of our overseas subsidiaries are translated from their functional currency into RMB, our reporting currency. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet dates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting foreign currency translation adjustments are recorded as "accumulated other comprehensive income/(loss)" in shareholders' equity.

        If our operational strategies change in the future, there may be changes in our functional currency.

Equity Investment

        Our equity investments are comprised of investments in privately held companies. We account for an equity investment over which we have significantly influence but do not own a majority equity interest or lack of control using the equity method. For equity investment over which we do not have significant influence, the cost method accounting is used. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the invested companies including current earnings trends and other company-specific information including recent financing rounds. Impairment charges on equity investment are included in "share of (loss)/income from equity investments." For the years ended December 31, 2012, 2013 and 2014, nil, nil and RMB4.4 million (US$0.7 million) were recorded as impairment charges, respectively. For our investment to the venture capital fund accounted for under equity method, we retain the industry-specific guidance applied by the venture capital fund as an investment company, as a result of which we recognize the share on the changes of the fair values of the venture capital fund's investments as "share of (loss)/income from equity investments" in our consolidated statements of income and comprehensive income.

Recent Accounting Pronouncements

        On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction—Type and Production—Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In August 2014, the FASB issued Presentation of Financial Statements—Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that adoption will have a significant impact on our financial position, results of operations, or cash flows.

Results of Operations

        The following table sets forth a summary of our consolidated statements of income and comprehensive income as a percentage of net revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Consolidated Statements of Income and Comprehensive Income Data:
Online game operation revenues	2,499,419	90.2	2,800,321	91.7	3,597,595	579,827	93.6
Licensing revenues	171,564	6.2	149,318	4.9	168,956	27,231	4.4
Other revenues	99,604	3.6	103,024	3.4	76,673	12,357	2.0
Total revenues	2,770,587	100.0	3,052,663	100.0	3,843,224	619,415	100.0
Cost of revenues(1)	(539,936)	(19.5)	(711,648)	(23.3)	(1,115,831)	(179,839)	(29.0)
Gross profit	2,230,651	80.5	2,341,015	76.7	2,727,393	439,576	71.0
Research and development expenses	(797,067)	(28.7)	(886,084)	(29.0)	(1,072,884)	(172,917)	(27.9)
Sales and marketing expenses	(520,620)	(18.8)	(729,657)	(23.9)	(859,236)	(138,484)	(22.4)
General and administrative expenses	(306,256)	(11.1)	(310,044)	(10.2)	(396,130)	(63,845)	(10.3)
Goodwill impairment	(40,770)	(1.5)	(77,290)	(2.5)	(58,211)	(9,382)	(1.5)
Total operating expenses(1)	(1,664,713)	(60.1)	(2,003,075)	(65.6)	(2,386,461)	(384,628)	(62.1)
Operating profit	565,938	20.4	337,940	11.1	340,932	54,948	8.9
Total other income	127,641	4.6	154,021	5.0	236,288	38,083	6.2
Income before tax	693,579	25.0	491,961	16.1	577,220	93,031	15.1
Income tax expense	(116,119)	(4.2)	(69,998)	(2.3)	(121,494)	(19,581)	(3.2)
Net income from continuing operations, net of tax	577,460	20.8	421,963	13.8	455,726	73,450	11.9
Discontinued operations(2):
Loss from discontinued operations, net of tax	(30,215)	(1.1)	(44,322)	(1.5)	—	—	—
Gain from disposal of discontinued operations, net of tax	—	—	166,288	5.5	—	—	—
(Loss)/income from discontinued operations, net of tax(1)	(30,215)	(1.1)	121,966	4.0	—	—	—
Net Income	547,245	19.7	543,929	17.8	455,726	73,450	11.9
Net (income)/loss attributable to non-controlling interests	(6,594)	(0.2)	(1,515)	(0.0)	15,664	2,524	0.4
Net income attributable to the Company's shareholders	540,651	19.5	542,414	17.8	471,390	75,974	12.3
Net Income	547,245	19.7	543,929	17.8	455,726	73,450	11.9
Other comprehensive loss: Foreign currency translation adjustment	(20,112)	(0.7)	(45,994)	(1.5)	(30,513)	(4,918)	(0.8)
Comprehensive income	527,133	19.0	497,935	16.3	425,213	68,532	11.1
Comprehensive (income)/loss attributable to non-controlling interests	(6,594)	(0.2)	(1,515)	(0.0)	15,664	2,524	0.4
Comprehensive income attributable to the Company's shareholders	520,539	18.8	496,420	16.3	440,877	71,056	11.5

(1)
Total share-based compensation charges included in cost of revenues and operating expenses were amounting to RMB71.1 million, RMB75.9 million and RMB51.5 million (US$8.3 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Total share-based compensation charges included in loss from discontinued operations was amounting to nil, RMB21.5 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

(2)
To sharpen our focus on our core online game development and operation business, we sold the online reading business to an unrelated party in December 2013. As a result, the online reading business is accounted for as discontinued operations and our consolidated statements of income and comprehensive income in this annual report separates the discontinued operations from our remaining business operations for all years presented.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

        Revenues.    In 2014, we generated revenues of RMB3.8 billion (US$619.4 million), an increase of 25.9% from RMB3.1 billion in 2013.

        Online game operation revenues were RMB3.6 billion (US$579.8 million) in 2014, an increase of 28.5% from RMB2.8 billion in 2013. Online game operation revenues generated from PRC operations were RMB3.0 billion (US$486.0 million) in 2014 as compared to RMB2.1 billion in 2013. The increase in online game operation revenues generated from PRC operations was primarily due to the combined effects of (i) the continued strength of our mobile game Return of the Condor Heroes Mobile, and the revenue growth following the commercial launches of a series of new mobile games in 2014, such as CrossGate Mobile and Forsaken World Mobile; (ii) the increased revenue contribution from some of the client-based online PC games that we operate in China, such as DOTA2, Perfect World II and Swordsman Online; and (iii) the natural decline in revenues of some of our other client-based online PC games which reached a relatively mature stage of their respective life circle.

        Online game operation revenues generated from international operations were RMB582.4 million (US$93.9 million) in 2014 as compared to RMB664.4 million in 2013. The decrease was primarily due to the natural decline of some of the existing games operated by our U.S. subsidiary, and the lack of significant new game launch in the U.S. market in 2014.

        Licensing revenues were RMB169.0 million (US$27.2 million) in 2014, representing a 13.2% increase from RMB149.3 million in 2013. The increase was largely associated with some of our new games launched in certain overseas markets in 2014.

        Other revenues were RMB76.7 million (US$12.4 million) in 2014, compared to RMB103.0 million in 2013. The decrease was primarily due to fewer installations of "Torchlight 2," our popular pay-per-install game released in 2012, partially offset by an increase in advertising revenue from our game portals.

        Cost of Revenues.    In 2014, our cost of revenues amounted to RMB1.1 billion (US$179.8 million), or 29.0% of our revenues, representing an increase of RMB404.2 million (US$65.1 million) from RMB711.6 million, or 23.3% of our revenues in 2013.

        Cost of PRC operations.    In 2014, our cost of PRC operations was RMB835.1 million (US$134.6 million), compared to RMB401.9 million in 2013. The increase was mainly attributable to an increase in revenue sharing to third parties by RMB339.0 million (US$54.6 million), resulting from the revenue increase of our mobile games and licensed games.

        Cost of international operations.    In 2014, our cost of international operations was RMB280.8 million (US$45.3 million), compared to RMB309.7 million in 2013. The decrease from 2013 was mainly due to a decrease in impairment charge by RMB14.3 million (US$2.4 million) associated with certain of our smaller games and a decrease in sales-related tax by RMB13.6 million (US$2.2 million).

        Gross Profit.    In 2014, our gross profit was RMB2.7 billion (US$439.6 million), an increase of 16.5% from RMB2.3 billion in 2013. Our gross margin decreased to 71.0% in 2014 from 76.7% in 2013 primarily due to lower profit margin from mobile games and licensed games.

        Operating Expenses.    In 2014, our operating expenses were RMB2.4 billion (US$384.6 million), an increase of 19.1% from RMB2.0 billion in 2013. The year-over-year increase in operating expenses was mainly due to an increase in personnel costs and an increase in advertising and promotional expenses.

        Research and development expenses.    In 2014, our research and development expenses increased by 21.1% to RMB1.1 billion (US$172.9 million) from RMB886.1 million in 2013, primarily due to the increase in personnel costs from RMB706.7 million in 2013 to RMB897.8 million (US$144.7 million) in 2014.

        Sales and marketing expenses.    In 2014, our sales and marketing expenses increased by 17.8% to RMB859.2 million (US$138.5 million) from RMB729.7 million in 2013. The increase was primarily due to an increase in advertising and promotional expenses from RMB409.6 million in 2013 to RMB482.8 million (US$77.8 million) in 2014 as we launched several new games during the year, and an increase in personnel costs from RMB180.2 million in 2013 to RMB214.6 million (US$34.6 million) in 2014.

        General and administrative expenses.    In 2014, our general and administrative expenses increased by 27.8% to RMB396.1 million (US$63.8 million) from RMB310.0 million in 2013. The increase was mainly due to the impairment of intangibles via acquisitions amounted to RMB23.3 million (US$3.8 million) associated with our U.S. subsidiary, an increase in personnel costs by RMB18.0 million (US$2.9 million), and an increase in professional service fee by RMB10.5 million (US$1.7 million).

        Goodwill impairment.    In 2014, our goodwill impairment amounted to RMB58.2 million (US$9.4 million), as compared to RMB77.3 million in 2013. The goodwill impairment was associated with our U.S. subsidiaries in 2014 and our Japanese subsidiary in 2013 respectively. For goodwill impairment, see "—Critical Accounting Policies—Goodwill."

        Total Other Income.    In 2014, our total other income increased by 53.4% to RMB236.3 million (US$38.1 million) from RMB154.0 million in 2013. The increase was primarily due to an equity investment gain of RMB38.2 million (US$6.2 million) in 2014, including a gain of approximately RMB28.5 million (US$4.6 million) from the disposal of ordinary shares of Shanda Games, as compared to an equity investment loss of RMB15.2 million in 2013, and to a lesser extent, due to an increase in foreign exchange gain by RMB20.5 million (US$3.3 million) in 2014.

        Income Tax Expense.    Our income tax expense was RMB121.5 million (US$19.6 million) in 2014, as compared to RMB70.0 million in 2013. The increase was primarily due to the decrease in deferred tax assets of RMB59.8 million (US$9.6 million) in 2014 as a result of the valuation allowance provided by our U.S. subsidiaries.

        Net Income from Continuing Operations.    As a result of the foregoing, we had a net income from continuing operations of RMB455.7 million (US$73.5 million) in 2014, as compared to RMB422.0 million in 2013.

        (Loss) / Income from Discontinued Operations, net of tax.    We had no loss or income from discontinued operations in 2014, as compared to an income from discontinued operation of RMB122.0 million in 2013.

        Net (income) / Loss Attributable to Non-controlling Shareholders.    In 2014, net loss attributable to non-controlling shareholders was RMB15.7 million (US$2.5 million), as compared to net income of RMB1.5 million in 2013. While we generated significant net income on the consolidated basis for the year ended December 31, 2014, our majority owned subsidiaries or their variable interest entities had net loss in the year mainly resulting from operating loss and /or amortization expenses of intangible assets arising from business acquisitions.

        Net Income Attributable to the Company's Shareholders.    Net income attributable to our shareholders was RMB471.4 million (US$76.0 million) in 2014, as compared to RMB542.4 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Revenues.    In 2013, we generated revenues of RMB3.1 billion, an increase of 10.2% from RMB2.8 billion in 2012.

        Online game operation revenues were RMB2.8 billion in 2013, an increase of 12.0% from RMB2.5 billion in 2012. Online game operation revenues generated from PRC operations were RMB2.1 billion in 2013 as compared to RMB1.9 billion in 2012. The increase in online game operation revenues generated from PRC operations was primarily attributable to the strong performance of several of our new games, including Swordsman Online and Saint Seya Online, which were launched in China in 2013.

        Online game operation revenues generated from international operations were RMB664.4 million in 2013 as compared to RMB580.2 million in 2012. The increase was primarily attributable to the continued strength of our U.S. and European subsidiaries, including the strong contribution of our new game Neverwinter launched in the United States and Europe in 2013, and the expanded online game operation by our own subsidiaries in Southeast Asia and Korea. This was partially offset by underperformance of some of the existing games in the Japanese market.

        Licensing revenues were RMB149.3 million in 2013, representing a 13.0% decrease from RMB171.6 million in 2012. The decrease was primarily because more of our games began to be operated by our own subsidiaries in some overseas markets in 2013.

        Other revenues were RMB103.0 million in 2013, compared to RMB99.6 million in 2012.

        Cost of Revenues.    In 2013, our cost of revenues amounted to RMB711.6 million, or 23.3% of our revenues, representing an increase of RMB171.7 million from RMB539.9 million, or 19.5% of our revenues in 2012.

        Cost of PRC operations.    In 2013, our cost of PRC operations was RMB401.9 million, representing an increase of 27.7% from RMB314.7 million in 2012. The increase was primarily due to an increase by RMB44.3 million in revenue sharing paid to third parties, including mobile game distribution platforms and an increase in internet data center cost by RMB23.7 million in 2013.

        Cost of international operations.    In 2013, our cost of International operations was RMB309.7 million, representing an increase of 37.5% from RMB225.3 million in 2012. The increase was mainly due to an increase in sales-related tax by RMB34.4 million, an increase in revenue sharing paid to third parties by RMB18.6 million associated with our new game launched in 2013 and an increase in impairment charge of RMB10.8 million associated with certain of our smaller games in 2013.

        Gross Profit.    In 2013, our gross profit was RMB2.3 billion, an increase of 4.9% from RMB2.2 billion in 2012. Our gross margin decrease to 76.7% in 2013 from 80.5% in 2012 primarily due to an increase in revenue sharing paid to third parties and an increase in sales-related tax in our overseas operations.

        Operating Expenses.    In 2013, our operating expenses were RMB2.0 billion, an increase of 20.3% from RMB1.7 billion in 2012. The year-over-year increase in operating expenses was mainly due to an increase in advertising and promotional expenses and an increase in personnel costs.

        Research and development expenses.    In 2013, our research and development expenses increased by 11.2% to RMB886.1 million from RMB797.1 million in 2012, primarily due to an increase in personnel costs from RMB619.1 million in 2012 to RMB706.7 million in 2013.

        Sales and marketing expenses.    In 2013, our sales and marketing expenses increased by 40.2% to RMB729.7 million from RMB520.6 million in 2012, primarily due to an increase in advertising and promotion cost from RMB243.7 million in 2012 to RMB409.6 million in 2013 as we launched several new games during the year and started to ramp up promotions for mobile games.

        General and administrative expenses.    In 2013, our general and administrative expenses slightly increased by 1.2% to RMB310.0 million from RMB306.3 million in 2012.

        Goodwill impairment.    In 2013, our goodwill impairment amounted to RMB77.3 million as compared to RMB40.8 million in 2012. The goodwill impairment was associated with our Japanese subsidiary. As of December 31, 2013, all goodwill arising from the acquisition of our Japanese subsidiary in April 2010 was fully impaired.

        Total Other Income.    In 2013, our total other income was RMB154.0 million compared to RMB127.6 million in 2012. The increase was primarily due to platform services commissions amounting to RMB21.5 million in 2013, as compared to nil in 2012. Platform services commissions are the commissions generated from the technical support provided to our cooperated platform starting from 2013.

        Income Tax Expense.    Our income tax expense was RMB70.0 million in 2013, a decrease of 39.7%, from RMB116.1 million in 2012. The decrease was primarily due to the decrease in the operating profit in 2013 and some of the new games launched in 2013 are operated by some of our controlled entities that enjoy a greater preferential tax treatment.

        Net Income from Continuing Operations.    As a result of the foregoing, we had a net income from continuing operations of RMB422.0 million in 2013, as compared to RMB577.5 million in 2012.

        (Loss) / Income from Discontinued Operations, net of tax.    In December 2013, we sold the online reading business to an unrelated party, the related gain of RMB166.3 million was recorded in the "gain from disposal of discontinued operations, net of tax" account in the consolidated statements of income and comprehensive income. In 2013, loss from discontinued operations was RMB44.3 million, as compared to loss of RMB30.2 million in 2012.

        Net Income Attributable to Non-controlling Shareholders.    In 2013, net income attributable to non-controlling shareholders was RMB1.5 million, as compared to RMB6.6 million in 2012.

        Net Income Attributable to the Company's Shareholders.    Net income attributable to our shareholders was RMB542.4 million in 2013, as compared to RMB540.7 million in 2012.

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

  •
  Part of the earnings and cash of our variable interest entities are used to pay service fees and consulting fees to the relevant PRC wholly owned subsidiaries of ours in a manner and amount as specified in the exclusive technology support and service agreements, development cooperation agreements and business operating agreements between these entities. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." The rest of earnings and cash are reinvested in our variable interest entities. The total amount of fees paid by our variable interest entities to our PRC wholly owned subsidiaries since the entering of the variable interest entities contractual arrangements ranged approximately from 45% to 75% of the revenues generated by respective games operated by these variable interest entities. For the years ended December 31, 2012, 2013 and 2014, the total amount of fees charged by our PRC wholly owned subsidiaries to our variable interest entities amounted to approximately RMB1.1 billion, RMB1.2 billion and RMB1.4 billion (US$230.2 million), respectively.

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

  •
  Any net profits of these intermediate holding companies may then be distributable to Perfect World Co., Ltd., our Cayman Islands holding company, through dividend or other distributions, and may also be distributed to our shareholders directly as dividend upon authorization by our board of directors.

        The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The differences between our retained earnings as calculated pursuant to PRC accounting standards and regulations and retained earnings presented in our financial statements as of December 31, 2014 were not material. Such differences were mainly attributable to the timing differences in recognizing overseas licensing revenues.

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

        As of December 31, 2014, we had RMB933.8 million (US$150.5 million) in cash and cash equivalents, 65.8% of which were denominated in Renminbi. As of December 31, 2014, cash and cash equivalents held by our consolidated variable interest entities amounted to RMB522.0 million (US$84.1 million). Our current cash and cash equivalents primarily consist of cash on hand and demand deposits, which have original maturities of three months or less. We believe our cash and cash equivalents are sufficient to fund our operations, commitments, capital expenditures, etc. for at least the next 12 months. We expect positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid cards to them and from players when they deposit cash into their online accounts.

        The following table sets forth a summary of our cash flows for the periods indicated:

	2012	2013	2014
	For the Year Ended December 31,
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	739,489	1,032,879	923,349	148,817
Net cash (used in)/provided by investing activities	(1,712,163)	10,334	(1,307,341)	(210,705)
Net cash (used in)/provided by financing activities	(375,244)	(618,449)	120,888	19,483
Effect of exchange rate changes on cash and cash equivalent	(2,662)	(12,240)	(15,227)	(2,454)
Net (decrease)/increase in cash and cash equivalents	(1,350,580)	412,524	(278,331)	(44,859)
Cash and cash equivalents at the beginning of the year	2,150,213	799,633	1,212,157	195,364
Cash and cash equivalents at the end of the year	799,633	1,212,157	933,826	150,505

Operating Activities

        Net cash provided by operating activities in 2014 was RMB923.3 million (US$148.8 million), decreased by 10.6% from RMB1.0 billion in 2013, which was primarily due to the increase in our cash outflows related to costs and expenses. Net cash provided by operating activities in 2014 was primarily attributable to (i) a net income of RMB455.7 million (US$73.4 million), (ii) adding back certain non-cash expenses including the depreciation and amortization expenses in the amount of RMB222.6 million (US$35.9 million), share-based compensation expenses in the amount of RMB51.5 million (US$8.3 million), goodwill impairment in the amount of RMB58.2 million (US$9.4 million), and impairment of intangible assets and other long-lived assets in the amount of RMB38.4 million (US$6.2 million), offset by investment income picked under equity method in the amount of RMB38.2 million (US$6.2 million), and exchange gain in the amount of RMB27.2 million (US$4.4 million), (iii) adding back changes in working capital accounts that positively affected operating cash flow, including an increase of RMB125.1 million (US$20.2 million) in deferred revenues, an increase of RMB72.6 million (US$11.7 million) in salary and welfare payable, an increase of RMB68.2 million (US$11.0 million) in accounts payable, an increase of RMB17.1 million

(US$2.8 million) in accrued expenses and other liabilities, and a decrease of RMB33.4 million (US$5.4 million) in long term prepayments, (iv) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily including an increase in accounts receivable of RMB177.5 million (US$28.6 million), an increase in current prepayments and other assets of RMB49.4 million (US$8.0 million) and a decrease in advance from customers of RMB34.9 million (US$5.6 million).

        Net cash provided by operating activities in 2013 was RMB1.0 billion, increased by 39.7% from RMB739.5 million in 2012, which was primarily due to the increase of our online game operation revenues. Net cash provided by operating activities in 2013 was primarily attributable to (i) a net income of RMB543.9 million, (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB97.3 million, depreciation and amortization expenses in the amount of RMB200.2 million, goodwill impairment in the amount of RMB77.3 million, impairment of intangible assets and other long-lived assets in the amount of RMB23.9 million and offset by gain from disposal of discontinued operations in the amount of RMB166.3 million, (iii) adding back changes in working capital accounts that positively affected operating cash flow including an increase of RMB38.6 million in accounts payable, an increase of RMB53.2 million in salary and welfare payable and an increase of RMB357.5 million in deferred revenues and (iv) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in accounts receivable of RMB81.0 million, an increase in current prepayments and other assets of RMB126.1 million and a decrease in advance from customers of RMB29.3 million.

        Net cash provided by operating activities in 2012 was RMB739.5 million, primarily attributable to (i) a net income of RMB547.2 million, (ii) adding back certain non-cash expenses including the share-based compensation expenses in the amount of RMB71.1 million, depreciation and amortization expenses in the amount of RMB183.1 million, goodwill impairment in the amount of RMB40.8 million and impairment of intangible assets and other long-lived assets in the amount of RMB21.0 million, (iii) adding back changes in working capital account that positively affected operating cash flow including a decrease of RMB32.4 million in accounts receivable and an increase of RMB38.0 million in advances from customer and (iv) offset by changes in certain working capital accounts that negatively affected operating cash flow primarily including an increase in current and non-current prepayments and other assets of RMB92.2 million, a decrease in deferred revenue of RMB57.0 million and a decrease in taxes payable of RMB48.2 million.

Investing Activities

        Net cash used in investing activities in 2014 was RMB1.3 billion (US$210.7 million). Net cash used in investing activities in 2014 primarily related to (i) cash paid for purchase of short-term investments in the amount of RMB3.1 billion (US$500.1 million), (ii) increase of restricted cash in the amount of RMB559.0 million (US$90.1 million), (iii) net cash paid in 2014 for our several strategic business acquisitions and equity investments in the amount of RMB456.5 million (US$73.6 million), (iv) cash paid for purchase of property, equipment, software, intangible assets and office building renovation in the amount of RMB147.8 million (US$23.8 million), and (v) cash paid for capitalized product development cost in the amount of RMB19.2 million (US$3.1 million); and was partially offset by the cash inflow related to the maturities of short-term investments in the amount of RMB2.8 billion (US$448.1 million), the disposal of PW Literature in the amount of RMB167.0 million (US$26.9 million), and the increase of cash in the amount of RMB28.5 million (US$4.6 million) from the purchase and disposal of ordinary shares of Shanda Games.

        Net cash provided by investing activities in 2013 was RMB10.3 million. Net cash provided by investing activities in 2013 primarily related to the decrease of restricted cash in the amount of RMB665.4 million, the maturities of short-term investments in the amount of RMB1.9 billion and was offset by (i) cash paid for purchase of property, equipment, software, intangible assets and office building renovation in the amount of RMB348.2 million, (ii) net cash paid for our several strategic business acquisitions and equity investments in 2013 in the amount of RMB391.9 million, (iii) cash paid for purchase of short-term investments in the amount of RMB1.7 billion, (iv) cash paid for capitalized product development cost in the amount of RMB44.2 million and (v) cash outflow related to disposal of PW Literature in the amount of RMB24.0 million.

        Net cash used in investing activities in 2012 was RMB1.7 billion. Net cash used in investing activities in 2012 primarily related to (i) cash paid for purchases of short-term investments in the amount of RMB1.4 billion, (ii) an increase in restricted cash and restricted time deposit of RMB363.8 million to maintain guarantee balance at bank as a collateral for the U.S. dollar short-term bank loans or to meet the requirement of specific business operations, (iii) cash paid for capital contribution of the venture capital fund in the amount of RMB200.0 million, (iv) purchases of property, equipment and software in the amount of RMB108.8 million to support our expanded operations, (v) cash paid for purchases of long-term time deposits in the amount of RMB50.0 million; and was partially offset by the maturities of short-term investments in the amount of RMB470.0 million.

Financing Activities

        Net cash provided by financing activities was RMB120.9 million (US$19.5 million) in 2014, primarily related to RMB726.0 million (US$117.0 million) cash received from short-term bank loans, partially offset by RMB491.9 million (US$79.3 million) used to repay short-term bank loans and RMB146.4 million (US$23.6 million) used to pay dividends to our shareholders.

        Net cash used in financing activities was RMB618.4 million in 2013, primarily related to RMB742.9 million used to repay short-term bank loans and RMB137.1 million used to pay dividends to our shareholders, partially offset by RMB216.2 million cash received from short-term bank loans.

        Net cash used in financing activities was RMB375.2 million in 2012, primarily related to RMB409.6 million used to repay short-term bank loans and RMB607.6 million used to pay dividends to our shareholders, partially offset by RMB596.8 million cash received from short-term bank loans.

Capital Expenditures

        We incurred capital expenditures of RMB147.8 million (US$23.8 million) in 2014. Our capital expenditures in 2014 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We also plan to fund our capital expenditures beyond the next 12 months with cash flows from our operations. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, issue debt securities or borrow from lending institutions.

        We incurred capital expenditures of RMB348.2 million in 2013. Our capital expenditures in 2013 were used primarily to purchase business office property, servers, computer equipment and intangible assets for the further expansion of our operations.

        We incurred capital expenditures of RMB115.4 million in 2012. Our capital expenditures in 2012 were used primarily to purchase servers, computer equipment and intangible assets for the further expansion of our operations.

C.    Research and Development, Patents and Licenses

        Our research and development efforts are primarily to keep pace with technological advances in order to make our online game development capabilities and our games competitive in the market. We intend to maintain and strengthen our internal game development capabilities and export more games to more countries and regions. For the years ended December 31, 2012, 2013 and 2014, our research and development expenses were RMB797.1 million, RMB886.1 million and RMB1.1 billion (US$172.9 million), respectively.

D.    Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.     Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in RMB thousands)
Noncurrent deferred revenues	35,670	—	35,670	—	—
Contractual lease obligations	237,376	96,879	93,648	44,883	1,966
Other purchase obligations	160,579	125,515	14,153	8,602	12,309
Total	433,625	222,394	143,471	53,485	14,275

        In 2011, we entered into a limited partnership agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. In early 2013, we increased our committed capital for an additional RMB396.0 million and the investment term was changed to a 12-year period. As of December 31, 2014, we have contributed RMB615.7 million to the venture capital fund. We will contribute the remaining committed capital of RMB423.8 million over the investment term upon the capital call by the general partner. The venture capital fund is managed by one general partner unrelated to us. See "Item 4. Information on the Company—A. History and Development of the Company."

        Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2014.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officer	Age	Position/Title
Michael Yufeng Chi	43	Founder and Chairman of the Board of Directors
Daniel Dong Yang	43	Independent Director
Bing Xiang	52	Independent Director
Han Zhang	52	Independent Director
Robert Hong Xiao	49	Chief Executive Officer
Kelvin Wing Kee Lau	50	Chief Financial Officer
Di He	41	Chief Technology Officer
Qing Li	41	Chief Development Officer
Qi Zhu	42	Chief Strategic Product Officer
Xiaoyin Lu	36	Chief Artist
Yunfan Zhang	36	Chief Operating Officer
Alan Chen	54	Senior Vice President
Alex Yiran Xu	42	Senior Vice President
Zhengrong Huang	43	Senior Vice President
Haiyi Li	38	Senior Vice President
Cheng Wei	38	Senior Vice President
Yuyun Wang	37	Senior Vice President

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

        Dr. Bing Xiang has served as our independent director since July 25, 2007. Dr. Xiang has served as an independent director of a number of public companies listed on New York Stock Exchange, Shenzhen Stock Exchange and Hong Kong Stock Exchange, respectively. For example, he is the independent director of Yunnan Baiyao Group Co., Ltd. and Dan Form Holdings Company Limited. Dr. Xiang has been a professor and the founding Dean of Cheung Kong Graduate School of Business since the inception of the school in 2002. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He has also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China Europe International Business School. Dr. Xiang received his bachelor's degree from Xi'an University of Transportation in 1983 and a Ph.D. degree in accounting from University of Alberta in 1991.

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

        Mr. Qi Zhu has been with us since November 2004 and is our chief strategic product officer. Previously, he served as the chief publishing officer, Asia, in charge of our game operations and publishing in Asia. Prior to joining us, Mr. Zhu served as the vice president of Beijing Qianxiang Tiancheng Technology Co., Ltd., a company engaged in development and services of internet products in 2004. From 2003 to 2004, Mr. Zhu was the deputy general manager of Beijing CIMO Technology Co., Ltd., an internet entertainment company. Before that, he was a marketing director of Beijing Globallink Computer Technology Co., Ltd., a Chinese online game developer and operator, from 2000 to 2003. Mr. Zhu was a branch manager of Lenovo (Beijing) Co., Ltd., a computer company in China, from 1998 to 2000. Mr. Zhu received his bachelor's degree in metal forming from University of Science and Technology Beijing in 1995 and his master's degree in business economics from Chinese Academy of Social Sciences in 1998 in China. In 2009, he received his EMBA degree from Cheung Kong Graduate School of Business in China.

        Mr. Xiaoyin Lu has been with us since February 2006 and is our chief artist. Prior to joining us, Mr. Lu served as the art director of E-Pie Entertainment and Technology Co., Ltd., a game development company, from 2001 to 2006 and was in charge of the art work of several PC games such as "Great Qin Warriors," "Shanghai Dragon" and "War in Burma." The trailer animation of "Great Qin Warriors," which was directed by Mr. Lu, won the "Best Visual Effects Award" and the "Best

Technological Applications Award" from the Chinese Television Artists Association. From 2004 to 2006, he was seconded to our company and in charge of art management. Mr. Lu received his bachelor's degree in fine art from Zhejiang Normal University in 2001 and EMBA degree from Cheung Kong Graduate School of Business in China in 2010.

        Mr. Yunfan Zhang joined us in February 2013 and has served as our chief operating officer since January 2015. Prior to that, Mr. Zhang served as our vice president and later became our senior vice president, in charge of the mobile game publishing business. Prior to joining us, Mr. Zhang served as the CEO of Beijing Zhizhu Network Technology Co., Ltd. from 2008 to 2012. He served as a general manager of Duowan.com from 2005 to 2008. From 2003 to 2005, he served as a product supervisor at NetEase, Inc. Mr. Zhang received his bachelor's degree in Economics from Jiangxi University of Finance and Economics in 2003 and MBA degree from National University of Singapore in 2013.

        Mr. Alan Chen has been with us since January 2008 and is our senior vice president in charge of Internet investment in North America. Previously, he was our chief publishing officer of the U.S. and Europe, responsible for our game publishing and overall business operations in the U.S. and Europe. From 2006 to 2007, Mr. Chen served as the chief technology officer of The9 Limited, where he led game development and technical operations. Prior to that, Mr. Chen was an executive vice president of Hewlett-Packard (China) Ltd., where he was in charge of the company's enterprise server and storage business. He also served as vice president of professional services, greater China, at Lucent Technologies (China) Ltd. from 2003 to 2005, and general manager of carrier packet solutions at Nortel Networks (China) Ltd. from 1998 to 2003. Mr. Chen received both his Bachelor's degree and Master's degree in telecommunications engineering from the Beijing University of Posts and Telecommunications in 1982 and 1987, respectively. He received his Ph.D. degree in 1994 in electrical engineering from the University of Ottawa.

        Mr. Alex Yiran Xu has been with us since March 2010 and is our senior vice president in charge of strategic partnership and investment. Previously, Mr. Xu served as our vice president of strategy and later chief business officer. Prior to joining us, Mr. Xu served as a director for strategic investment at Giant Interactive Group Inc. from 2008 to 2010. He was one of the founders and served as a director for game development and operations at RealNetworks China from 2005 to 2007, and led business development, investment and new game development at Sohu.com Inc. from 2003 and 2005. Prior to that, Mr. Xu founded multiple startup companies in the internet and game industries and led the development of one of the earliest 3D game engines and 3D games in China. Mr. Xu received his dual bachelor's degree in automation and precision instrument design in 1996 and master's degree in precision instrument design in 1999, both from Tsinghua University, and MBA degree in 2007 from a joint program offered by Tsinghua University and the Chinese University of Hong Kong.

        Mr. Zhengrong Huang has been with us since March 2009 and is our senior vice president, responsible for our research and development, game publishing and overall business operations in the U.S. and Europe. Previously, Mr. Huang served as our vice president and later became senior vice president in charge of ARC game platform, global network operation and IT infrastructure. Prior to joining us, Mr. Huang served as a director of Asia Pacific region at Bitband Technologies Ltd., an IPTV technology provider, from 2003 to 2009. He served as a vice president at Beijing Huanuo Information Technology Co., Ltd., a company engaged in the networking service, from 2000 to 2003. He was a vice president at Infosec Technologies Co., Ltd., a company provided network security solution, from 1998 to 2000. From 1996 to 1998, Mr. Huang was an engineer of Network Research Center of Tsinghua University. Mr. Huang received his dual bachelor's degree in computer science and technology and economics and management in 1994, and master's degree in computer science and technology in 1996 from Tsinghua University.

        Mr. Haiyi Li has been with us since December 2006 and is our senior vice president in charge of PC game publishing and operation in the domestic market. Previously, Mr. Li was in charge of our product management and operation of PC game in the domestic market as our director and later vice president. Prior to joining us, he served as a director at Sohu.com Inc. from 2003 to 2006. From 2001 to 2003, Mr. Li was a senior project manager of NetEase, Inc. From 2000 to 2001, he was a product manager of Cyts Sysnet Electronics Co., Ltd., a company mainly engaged in IT consultant and system integration service for insurance companies. Mr. Li received his bachelor's degree in international economics and business from Sichuan University of Science and Engineering in 2000. He is pursuing his EMBA degree from National University of Singapore.

        Mr. Cheng Wei has been with us since November 2004 and is our senior vice president responsible for game publishing and operation in East Asia. Previously, Mr. Wei was in charge of our product management and operation in the domestic market and East Asia as our director and later vice president. Prior to joining us, Mr. Wei served as a marketing director at Beijing Shimo Technology Co., Ltd., an online game operator, in 2003, and later in 2004 he served as a marketing director at Beijing Qianxiang Tiancheng Technology Co., Ltd., a company engaged in development and services of Internet products. From 2000 to 2003, he was a business development manager at Ourgame.com. Mr. Wei received his bachelor's degree in economic information management in 2000 from Shandong University of Construction Materials Industry (currently University of Jinan) and EMBA degree from National University of Singapore in 2014.

        Ms. Yuyun Wang has been with us since December 2004 and is our senior vice president responsible for global branding, strategic cooperation and public relations. Previously, Ms. Wang was in charge of our game marketing and operation in the domestic market as our director and later vice president. Prior to joining us, Ms. Wang served as a marketing director at 8848.net from 2000 to 2003, a company engaging in E-commerce business. Ms. Wang received her EMBA degree from National University of Singapore in 2012.

        There is no family relationship between any of our executive officers or directors.

B.    Compensation of Directors and Executive Officers

        For the year ended December 31, 2014, we paid an aggregate of approximately RMB46.0 million (US$7.4 million) and approximately RMB1.4 million (US$0.2 million) in cash compensation to our senior executive officers and directors, respectively. For the year ended December 31, 2014, we paid an aggregate of approximately RMB1.1 million (US$0.2 million) for pension and other social insurance contribution for our senior executive officers pursuant to PRC statutory requirements. For options granted to our officers and directors, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan."

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

Share Incentive Plan

        We have adopted a share incentive plan in 2006, or the 2006 Plan, to motivate, attract and retain employees, directors and consultants and to promote the success of our business. In February 2009, we amended and restated the 2006 Plan, under which the maximum number of ordinary shares reserved for future issuances upon exercise of options and other equity incentives granted under the 2006 Plan was increased to 42,145,000 Class B ordinary shares. In November 2009, we further amended the 2006 Plan to increase the maximum number of ordinary shares reserved for future issuances under the plan to 44,645,000 Class B ordinary shares. On August 14, 2010, our shareholders approved a 2010 Share Incentive Plan, or the 2010 Plan, under which 30,000,000 Class B ordinary shares have been reserved for future issuance. On November 22, 2013, our shareholders approved a 2013 Share Incentive Plan, or the 2013 Plan, under which 5,024,818 shares have been reserved in the award pool for future issuance. Starting January 1, 2015, the award pool will be increased by a number on the first day of each year equal to 2% of the then total number of Class B ordinary shares outstanding, provided that at no time the unissued shares reserved in the award pool immediately after such annual increase shall exceed 5% of the then total number of Class B ordinary shares outstanding. The following table summarizes, as of April 26, 2015, the outstanding options that we granted to our current directors and executive officers and to other individuals as a group under our 2006 Plan, 2010 Plan and 2013 Plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price(US$/Share)	Grant Date	Expiration Date
Michael Yufeng Chi	464,000	4.852	July 30, 2009	**
	160,650	4.292	March 18, 2011	***
	500,000	2.076	August 29, 2012	***
Daniel Dong Yang	*	4.852	December 30, 2009	***
Robert Hong Xiao	139,400	4.292	March 18, 2011	***
	150,000	2.076	August 29, 2012	***
	2,440,000	2.2	May 29, 2013	***
Kelvin Wing Kee Lau	*	1.782	March 3, 2009	**
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Di He	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Qing Li	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Qi Zhu	*	1.782	March 3, 2009	**
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Xiaoyin Lu	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Yunfan Zhang	*	2.2	May 29, 2013	***
Alan Chen	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Alex Yiran Xu	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price(US$/Share)	Grant Date	Expiration Date
Zhengrong Huang	*	2.976	May 27, 2009	**
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Haiyi Li	*	4.292	March 18, 2011	***
	*	2.2	May 29, 2013	***
Cheng Wei	*	1.782	March 3, 2009	**
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Yuyun Wang	*	1.782	March 3, 2009	**
	*	4.292	March 18, 2011	***
	*	2.076	August 29, 2012	***
	*	2.2	May 29, 2013	***
Other individuals as a group	174,305	1.782	March 3, 2009	**
	4,230	4.852	July 30, 2009	**
	97,345	4.852	March 3, 2010	***
			May 18, 2010
			August 19, 2010
			September 20, 2010
	2,184,375	4.292	March 18, 2011	***
			June 7, 2011
	21,875	3.488	August 5, 2011	***
	1,012,665	2.076	August 29, 2012	***
	150,000	2.102	March 14, 2013	***
	1,762,810	2.2	May 29, 2013	***
	200,000	2.178	March 21, 2014	***

*
The options in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares.

**
Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) and the termination of the optionee's services.

***
Earlier of the tenth anniversary of the grant date (unless an earlier time is set in the option award agreement) and three months after the termination of the optionee's services other than for disability or death.

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

C.    Board Practices

        Every director attended all of the meetings of our board of directors and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. In 2014, our board of directors held meetings four times.

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

        Audit Committee.    Our audit committee consists of Daniel Dong Yang, Bing Xiang and Han Zhang. We have determined that Daniel Dong Yang, Bing Xiang and Han Zhang satisfy the "independence" requirements of Rule 10A-3 under the Exchange Act, as amended, and Rule 5605 of the NASDAQ Stock Market Rules. Our board of directors has determined that Daniel Dong Yang is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

        In 2014, our audit committee held meetings four times.

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

        In 2014, our compensation committee passed unanimous written resolutions in lieu of meeting once.

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

D.    Employees

        We had 4,568, 4,805 and 5,378 employees as of December 31, 2012, 2013 and 2014, respectively. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares (including shares represented by our ADSs), assuming each share is entitled to one vote, as of April 26, 2015, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

Share Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Yufeng Chi(3)	41,896,575	16.8
Daniel Dong Yang(4)	*	*
Bing Xiang	—	—
Han Zhang(4)	*	*
Robert Hong Xiao(4)	*	*
Kelvin Wing Kee Lau(4)	*	*
Di He(5)	2,622,320	1.1
Qing Li(4)	*	*
Qi Zhu(4)	*	*
Xiaoyin Lu(4)	*	*
Yunfan Zhang(4)	*	*
Alan Chen(4)	*	*
Alex Yiran Xu(4)	*	*
Zhengrong Huang(4)	*	*
Haiyi Li(4)	*	*
Cheng Wei(4)	*	*
Yuyun Wang(4)	*	*
All Directors and Executive Officers as a Group(6)	55,028,040	21.4
Principal Shareholders:
Perfect Human Holding Company Limited(7)	40,959,425	16.5
Fosun International Limited(8)	29,344,530	11.8
Greenwoods Asset Management Limited(9)	17,840,240	7.2

*
Less than 1% of our total outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of outstanding Class A ordinary shares and outstanding Class B ordinary shares as of April 26, 2015 and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after April 26, 2015.

(3)
Represents 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi and 937,150 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after April 26, 2015. Perfect Human Holding Company Limited has pledged 10,003,315 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender. The business address for Mr. Chi is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China.

(4)
Represents Class B ordinary shares held and/or issuable upon exercise of all of the options that are exercisable within 60 days after April 26, 2015. The business address for these individuals is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China.

(5)
Represents 2,128,570 Class A ordinary shares and 493,750 Class B ordinary shares including Class B ordinary shares held by Mr. He in the form of ADSs and Class B ordinary shares underlying the options granted to Mr. He which are exercisable within 60 days after April 26, 2015. The business address for Mr. He is Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People's Republic of China.

(6)
Includes ordinary shares held and issuable upon exercise of all of the options that are exercisable within 60 days after April 26, 2015 held by all of our directors and senior executive officers as a group.

(7)
Represents 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi. Mr. Chi is the sole director of Perfect Human Holding Company Limited. See also note (3) to this table above. The address for Perfect Human Holding Company Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(8)
Based on the Schedule 13G/A filed with the SEC on February 11, 2015. Fosun International Limited is the beneficial owner of 29,344,530 shares of our Class B ordinary shares in the form of ADSs. Fosun International Limited is a company organized under the laws of the Hong Kong Special Administrative Region of China and its principal business address is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(9)
Based on the Schedule 13G filed with the SEC on April 16, 2015. Greenwoods Asset Management Limited and its affiliates beneficially owned 17,840,240 shares of our Class B ordinary shares in the form of ADSs. Greenwoods Asset Management Limited is a company organized under the laws of the Cayman Islands and its principal business address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands.

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

        To our knowledge, as of April 26, 2015, approximately 88.3% of our total issued ordinary shares (including shares reserved and set aside for future issuance to employees upon exercise of vested options) were held by a record shareholder in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of the record holder of our ordinary shares in the United States.

        For options granted to our officers and directors, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        See "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

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

        Exclusive Technology Support and Service Agreement.    Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network's online game operations. PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement. PW Network pays PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until March 9, 2024. PW Software may early terminate this agreement by providing a 30-day prior notice to PW Network, while PW Network has no right to early terminate this agreement. If any party enter bankruptcy or becomes insolvent, this agreement will be automatically terminated.

        Development Cooperation Agreement.    Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network's operation. PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 and can be early terminated by mutual agreement of the parties.

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

        Call Option Agreement.    Under the call option agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Network's equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Network for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until March 9, 2024. PW Software may early terminate this agreement by providing a 30-day prior notice, while other parties have no right to terminate this agreement without a consensus of the parties involved.

        Equity Pledge Agreement.    Under the equity pledge agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network pledged all of their equity interests in PW Network to PW Software to guarantee PW Network's performance of its obligations under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If PW Network or either of its equity owners breaches its respective contractual obligations, PW Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of PW Network agreed not to take any actions that would prejudice PW Software's interest. We completed the registration of the pledge of the equity interest of PW Network in 2012. This agreement is effective until March 9, 2024.

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

Contractual Arrangements with PW Digital Technology and its Equity Owners

        We conducted a portion of our online games and internet content provision businesses in China through PW Game Software's contractual arrangements with PW Digital Technology, one of our variable interest entities. PW Game Software's relationships with PW Digital Technology and its equity owners are governed by a series contractual arrangements, including the Business Operation Agreement, Call Option Agreement, Equity Pledge Agreement and Power of Attorney between PW Game Software and PW Digital Technology and its equity owners and the Exclusive Technology Support and Service Agreement and Development Cooperation Agreement between PW Game Software and PW Digital Technology. The terms of these contractual arrangements are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in August 2013, as amended and restated in

December 2013, and the term will end on December 10, 2033. We completed the registration of the pledge of the equity interest of PW Digital Technology in 2014. In addition, each of PW Digital Technology's equity owners has entered into a loan agreement with PW Game Software, under which PW Game Software agrees to extend RMB9.0 million interest-free loan to Mr. Michael Yufeng Chi and RMB1.0 million interest-free loan to Mr. Xiaoxi Yang solely for them to fund the capitalization of PW Digital Technology. The term of the loans is twenty years.

Contractual Arrangements with Trendsters Investment and its Equity Owners

        In 2011, we entered into a limited partnership agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period. The venture capital fund will invest in high growth companies in the technology, media and telecommunication industries. In early 2013, we increased our committed capital for an additional RMB396.0 million and the investment term was changed to 12 years. The venture capital fund intends to invest the additional capital received as a limited partner into another private equity fund, which focuses on investment into mature companies in the consumer and retail, financial services, health care, TMT, energy and natural resources, and high value-added manufacturing industries in China. The venture capital fund is managed by a general partner unrelated to us. Because various regulations in China currently restrict or prevent foreign-invested entities from engaging in certain technology, media and telecommunications industries which are the targeted industries of the venture capital fund, we use Trendsters Investment, a variable interest entity we established in November 2011, as an investment vehicle to hold our investment in the fund. Trendsters Investment does not itself make investment decisions for the fund or involve in the management of the fund. PW Software has entered into a series of contractual agreements with Trendsters Investment and its equity owners, namely Mr. Qing Li and Mr. Qi Zhu, in November 2011. Such contractual arrangements are substantially the same as the contractual arrangements between PW Software and PW Network and its equity owners and will remain effective until August 2026. We completed the registration of the pledge of the equity interest of Trendsters Investment in 2012. In addition, each of Messrs Li and Zhu entered into a loan agreement with PW Software in October 2011, under which PW Software agreed to make an RMB0.5 million interest-free loan to each of Messrs Li and Zhu solely for them to fund the capitalization of Trendsters Investment. The term of the loans is twenty years.

Contractual Arrangements with Perfect Moment and its Equity Owners

        The business operation agreement, call option agreement, equity pledge agreement and power of attorney between PW Software and Perfect Moment and its equity owners and the exclusive technology support and service agreement and development cooperation agreement between PW Software and Perfect Moment are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners. The business operation agreement, call option agreement, equity pledge agreement and power of attorney will remain effective until 2024, and the exclusive technology support and service agreement and development cooperation agreement will remain effective until 2026. We completed the registration of the pledge of the equity interest of Perfect Moment in 2012. As a result of these contractual arrangements, we are considered to be the primary beneficiary of Perfect Moment and Perfect Moment is a variable interest entity of our company under U.S. GAAP. Accordingly, we consolidate Perfect Moment's results of operations, assets and liabilities in our financial statements. In August 2011, Perfect Moment sold PW Pictures to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Mr. Michael Yufeng Chi, our founder and chairman of the board of directors. After the sale, Perfect Moment, then known as Beijing Perfect Moment Pictures Co., Ltd., no longer had material business operations and changed its name to Beijing Perfect Moment Network Technology Co., Ltd.

Contractual Arrangements with PW Literature and its Equity Owners

        Various regulations in China restrict or prevent foreign-invested entities from holding certain licenses required to operate online reading business, including internet content provision, internet culture operation and internet publishing licenses. In light of these restrictions, we had operated our online reading business through PW Literature based on a series of contractual arrangements between PW Software, PW Literature and its equity owners, before we sold PW Literature to an unrelated party in December 2013. The contractual agreements between PW Software and PW Literature and its equity owners were substantially the same as the contractual agreements between PW Software and PW Network and its equity owners. In December 2013, we sold PW Literature to Beijing Baidu Netcom Science Technology Co., Ltd., an unrelated party, to sharpen our focus on our core online game development and operation business. Upon the closing of this transaction in December 2013, PW Literature ceased to be our variable interest entity.

Merger with Entities Controlled by Mr. Michael Yufeng Chi

        On April 26, 2015, we entered into a Merger Agreement with Perfect Peony Holding Company Limited, or Parent, a Cayman Islands company beneficially owned by Mr. Michael Yufeng Chi, and Perfect World Merger Company Limited, or Merger Sub, a wholly owned subsidiary of Parent. See "Item 4. Information of the Company—A. History and Development of the Company" for more information of the Merger Agreement.

Other Transactions with Certain Directors, Shareholders and Affiliates

        In April 2010, we invested RMB27.0 million for a 20% equity interest in Zhizhu Network. We started to make payments for advertising fees to Zhizhu Network on a project-by-project basis in late 2011. In 2012, 2013 and 2014, the marketing services provided by Zhizhu Network to us amounted to RMB0.9 million, RMB3.4 million and RMB3.2 million (US$0.5 million), respectively.

        In 2012, 2013 and 2014, we received office rental income amounted to RMB0.7 million, RMB6.3 million and RMB10.2 million (US$1.6 million) from PW Pictures, respectively.

        In 2012, 2013 and 2014, we made a number of equity investments in various entities with each individual investment equity interest ranging from 10% to 49% and we have significant influence over these companies. For the years ended December 31, 2012, 2013 and 2014, the aggregate license fees paid to our investees were amounting to nil, RMB3.0 million and RMB3.8 million (US$0.6 million), respectively; the aggregate short-term loans to our investees were amounting to nil, nil and RMB2.0 million (US$0.3 million), respectively, with 2% annual interest rate of each individual loan; the aggregate considerations for copyrights purchased from our investees were amounting to nil, nil and RMB9.1 million (US$1.5 million), respectively; the aggregate fees charged for marketing services provided by our investees were amounting to nil, nil and RMB2.3 million (US$0.4 million), respectively.

        In November 2014, in line with our restructuring plan of our research and development teams, Chongqing Zulong Entertainment Technology Co., Ltd. was formed, among other controlled companies. Mr. Qing Li, our chief development officer, beneficially owns minority equity interest in Chongqing Zulong Entertainment Technology Co., Ltd. The equity interest beneficially owned by Mr. Qing Li was recognized as share-based compensation expenses in our consolidated financial statements and would be amortized over the requisite service period on a straight-line basis.

Employment Agreements

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers" for a description of the employment agreements we have entered into with our senior executive officers.

Stock Option Grants

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan."

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

        On or around January 8, 2012, a number of anonymous allegations against our company and Mr. Yufeng Chi were posted on certain Chinese language websites. The independent audit committee of the board of directors of our company engaged an international legal counsel to conduct an internal investigation into these allegations. In the process of the investigation, the independent legal counsel consulted with independent forensic accountants and reported its findings directly to the audit committee. The independent legal counsel had no prior relationship with our company. The major findings of the internal investigation include the following:

  •
  Perfect World did not overpay for Zhizhu Network's advertising services or equity. While Mr. Michael Yufeng Chi provided interest-free personal loans to shareholders of Zhizhu Network to assist Zhizhu Network between 2008 and 2010, which caused Zhizhu Network to be a related party to Perfect World prior to Perfect World's investment in Zhizhu Network, the audit committee did not find any evidence to suggest that Perfect World overpaid for any services provided by Zhizhu Network or Perfect World's investment in 20% of the equity interest in Zhizhu Network.

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

        On February 1, 2013, a Delaware company sued PW USA (Parallel Networks, LLC v. Perfect World Entertainment, Inc., Case No. 13-cv-00182) and ten other companies in related actions for patent infringement in the United States District Court for the District of Delaware. The plaintiff alleged that PW USA's installers, downloaders and/or launchers, which are downloaded by users from our websites in connection with the distribution of our games, infringed two of its patents. We settled this case in June 2013.

        In September 2013, Shanghai Xuanting Entertainment Information Technology Co., Ltd., or Shanghai Xuanting, an affiliate of Shanda Interactive Entertainment Limited, filed a complaint against PW Literature, alleging that PW Literature had infringed upon its copyrights to noval "Yong Sheng." We had defended the action vigorously and appealed upon the judgment against us. The final judgment is in favor of Shanghai Xuanting and finds that PW Literature should pay RMB3.0 million to Shanghai Xuanting. The adverse effect of the judgment on our results of operations, financial position and cash flows was immaterial.

        In December 2013, Shanghai Xuanting filed another complaint against PW Literature, alleging that software developed by PW Literature infringed its copyright in a number of novels. The case has not gone to trial as of the date of this annual report. We believe the case are without merit and intend to defend the actions vigorously. Regardless of the outcome of this lawsuit, we believe that such proceeding, when finally resolved, are unlikely to have a material adverse effect on our results of operations, financial position and cash flows. The possible range of loss cannot be estimated since the case is still at its early stage.

        In May 2014, Uniloc USA, Inc. and Uniloc Uxembourg S.A. sued PW USA for patent infringement in the United States District Court for the District of Texas. The plaintiffs alleged that the product activation system and customer software activation/registration process employed by PW USA infringed their patents. We believe that the case is without merit and intend to defend vigorously. We do not expect this pending proceeding to have a material adverse effect on our results of operations, financial position and cash flows, even if it is determined against us. The possible range of loss cannot be estimated since the case is still at its early stage.

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

        On March 10, 2013, the board of directors declared an annual cash dividends in the aggregate amount of approximately US$22 million to our shareholders of record as of the close of business on April 8, 2013, at US$0.09 per Class A or Class B ordinary share, or US$0.45 per ADS, each representing five Class B ordinary shares. On April 15, 2013, we distributed the dividends which amounted to RMB137.1 million.

        On March 8, 2014, the board of directors declared an annual cash dividends in the aggregate amount of approximately US$24 million to our shareholders of record as of the close of business on April 3, 2014, at US$0.096 per Class A or Class B ordinary share, or US$0.48 per ADS, each representing five Class B ordinary shares. On April 15, 2014, we distributed the dividends of RMB146.4 million (US$23.6 million) in cash.

        As of the date of this annual report, we do not have any plan to declare or distribute any dividends.

B.    Significant Changes

        Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details.

        Our ADSs, each representing five of our Class B ordinary shares, have been listed on NASDAQ since July 26, 2007 under the symbol "PWRD."

        The following table provides the high and low trading prices for our ADSs on NASDAQ for (1) the years 2010, 2011, 2012, 2013 and 2014, (2) each of the four quarters of 2013 and 2014 and (3) each of the past six months.

	Trading Price ($)
	High	Low
2010
Full Year	44.63	20.75
2011
Full Year	29.10	9.00
2012
Full Year	17.46	8.44
2013
Full Year	22.82	9.72
First Quarter	12.73	10.29
Second Quarter	17.76	9.72
Third Quarter	22.82	17.41
Fourth Quarter	20.49	16.26
2014
Full Year	26.25	14.78
First Quarter	26.25	17.38
Second Quarter	22.30	16.55
Third Quarter	23.49	18.34
Fourth Quarter	21.62	14.78
October	21.62	19.19
November	21.12	17.60
December	18.44	14.78
2015
First Quarter	19.42	18.20
January	19.42	18.20
February	19.09	18.61
March	18.88	18.40
April (through April 24, 2015)	18.86	17.81

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

C.    Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

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

        Provided that our Cayman Islands holding company, Perfect World Co., Ltd., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Bulletin 7 clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, given the uncertainty as to the application of Circular 698 and SAT Bulletin 7, we and our non-PRC resident investors may be at a risk of being required to file a return and being taxed under Circular 698 and SAT Bulletin 7, and we may need to spend valuable resources to comply with Circular 698 and SAT Bulletin 7 or to establish that we should not be taxed under these regulations.

        For more information, see "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our non-PRC resident enterprise investors face PRC tax uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises."

United States Federal Income Taxation

        The following discussion describes the principal U.S. federal income tax consequences to U.S. Holders (defined below) under present law of the acquisition, ownership and disposition of the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and including the Code, its legislative history, U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretation, which change could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

        We disclosed in our annual reports for 2012 and 2013 that we believe we may have been a PFIC in prior taxable years. Similarly, we believe we may have been a PFIC for our taxable year ended December 31, 2014, as well. This determination is made based on our significant cash balances, the market price of the ADSs and ordinary shares and the composition of our income and assets. However, because the application of the PFIC rules to our facts and circumstances is unclear in many important legal and factual respects, and the required calculations for 2014 yielded results that were close to the line, no assurances may be given in this regard.

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

        We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we may continue to be, or become, a PFIC in 2015 or future taxable years. Whether we are or will be classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, the market price of our ADSs or ordinary shares (which may fluctuate considerably), our asset values (including, among other items, the level of cash, cash equivalents, and securities held for investment purposes), and gross income (including whether such income is active versus passive income) for such taxable year, all of which are subject to change. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to our PFIC status. In the event that we determine that we are not a PFIC in 2015 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

        Provided we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC, and any gain from such deemed sale would be taxed as an "excess distribution" as described below. Any loss from the deemed sale would not be recognized. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will generally not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor regarding our potential status as a PFIC as well as the consequences of making the deemed sale election.

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

        A U.S. Holder of "marketable stock" (defined below) of a PFIC may make a mark-to-market election for such stock to elect, to some degree, out of the tax treatment discussed in the preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted tax basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your tax basis in the ADSs will be adjusted to reflect any such income or loss amounts. Also, the tax rules that apply to distributions by corporations which are not PFICs would generally apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed below under "—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares") may not apply. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder generally will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

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

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF, elections, which, if available, would result in tax treatment different from, and generally less adverse than, the general tax treatment of PFICs described above. If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will generally be required to file IRS Form 8621. Significant penalties are imposed for the failure to file such form if required.

        You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares, including the possibility of making a mark-to-market election, the unavailability of the QEF election, and the Form 8621 filing requirement, taking into account the uncertainty as to whether we are or may become a PFIC.

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

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be "qualified dividend income" that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a "passive foreign investment company" nor treated as such with respect to you (as discussed above) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a "resident enterprise" for PRC tax purposes under the PRC corporate income tax law, a U.S. Holder may be subject to withholding taxes on dividends paid on our ADSs or ordinary shares. However, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation applicable to qualified dividend income as described above. For more information regarding the PRC corporate income tax law, see "Item 3. Key Information—D. Risk

Factors—Risks Related to Our Business—Our global income may be subject to PRC tax under the corporate income tax law, which would have a material adverse effect on our results of operations." You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and in light of our belief that we may have been a PFIC for our taxable year ended December 31, 2014, and prior taxable years.

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

Taxation of Disposition of ADSs or Ordinary Shares

        Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference, if any, between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, such as an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes, which will generally limit the availability of U.S. foreign tax credits, subject to exceptions and limitations. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global income may be subject to PRC tax under the corporate income tax law, which would have a material adverse effect on our results of operations." You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the availability of the foreign tax credit in the event that withholding tax is imposed under Circular 698 or SAT Bulletin 7 (for more information, see "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our non-PRC resident enterprise investors face PRC tax uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises.").

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

        We are subject to the periodic reporting and other informational requirements of the Exchange Act, as amended. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The

public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        While our reporting currency is Renminbi, we transact business in multiple currencies by operating online games through our own overseas subsidiaries and licensing our games to third party overseas licensees. Our international revenues, costs and expenses, as well as assets and liabilities denominated in foreign currencies expose us to the risk of fluctuations in foreign currency exchange rates against the functional currencies of our overseas subsidiaries and Renminbi. Therefore, fluctuations in currency exchange rates could have an impact on our financial condition. Fluctuations in exchange rates, particularly between the foreign currencies against the major functional currencies of our controlled entities and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars. We recorded a net foreign currency exchange gain of approximately RMB27.2 million (US$4.4 million) in 2014 principally due to appreciation of U.S. dollar against Euro, the functional currency of our European subsidiary. We may experience additional foreign exchange gain or loss in the future to the extent we hold financial assets denominated in foreign currencies other than the functional currencies in our various subsidiaries and controlled entities.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during certain periods in 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert the functional currencies of our overseas subsidiaries into RMB for our operations, appreciation of the RMB against those functional currencies would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. For the year ended December 31, 2014, we recorded RMB30.5 million (US$4.9 million) of foreign currency translation loss in other comprehensive income. If the exchange rates of RMB against the major functional currencies of our controlled entities are 10% higher than those we used in our financial statements, our foreign currency translation loss in other comprehensive income would have been increased by approximately RMB27.2 million.

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

Fees and Other Payments Made by the Depositary to Us

        Our depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. As of December 31, 2014, the aggregate amount payable to us from our depositary was US$0.8 million, which is to reimburse our investor relations activities spending and other related expenses incurred as a result of the listing of our ADSs on the NASDAQ Global Select Market.

 PART II.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2014.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of any of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

        PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

        During the year ended December 31, 2014, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	The Year Ended December 31,
	2013	2014
Audit fees(1)	US$1,855,597	US$2,028,656
All other fees(2)	US$32,271	US$123,059

(1)
"Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial data.

(2)
"All other fees" means the aggregate fees billed in relation to the consulting service in 2013 and 2014.

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

        Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not Applicable.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Stock Market Marketplace Rules (the "NASDAQ Rules") pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We intend to rely on the exemption available to foreign private issuers for the requirement to hold an annual meeting of shareholders under NASDAQ Rule 5620. We are not required to hold meetings of our shareholders every year under the laws of the Cayman Islands and will not voluntarily meet this requirement. As a result of our use of the "foreign private issuer" exemption, our investors will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ's corporate governance requirements.

        Other than the home country practice disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Stock Market Rules.

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

Exhibit Number	Description of Document
2.2	Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 11, 2007).
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
4.26
English Translation of Business Operation Agreement among PW Software, Beijing Perfect Moment Pictures Co., Ltd., and shareholders of Beijing Perfect Moment Pictures Co., Ltd., dated as of February 12, 2011 (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).
4.27
English Translation of Call Option Agreement among PW Software, Beijing Perfect Moment Pictures Co., Ltd., and shareholders of Beijing Perfect Moment Pictures Co., Ltd. dated as of February 12, 2011 (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).
4.28
English Translation of Equity Pledge Agreement among PW Software, Beijing Perfect Moment Pictures Co., Ltd., and shareholders of Beijing Perfect Moment Pictures Co., Ltd. dated as of February 12, 2011 (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33587) filed with the Securities and Exchange Commission on May 9, 2011).
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
4.45
English Translation of Exclusive Technology Support and Service Agreement between PW Game Software and PW Digital Technology dated as of December 10, 2013 (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014).
4.46
English Translation of Development Cooperation Agreement between PW Game Software and PW Digital Technology dated as of December 10, 2013 (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014).
4.47
English Translation of Business Operation Agreement among PW Game Software, PW Digital Technology and shareholders of PW Digital Technology dated as of December 10, 2013 (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014).
4.48
English Translation of Call Option Agreement among PW Game Software, PW Digital Technology and shareholders of PW Digital Technology dated as of December 10, 2013 (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014) .
4.49
English Translation of Equity Pledge Agreement among PW Game Software, PW Digital Technology and shareholders of PW Digital Technology dated as of December 10, 2013 (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014).
4.50
English Translation of Power of Attorney signed by Mr. Michael Yufeng Chi and Mr. Xiaoxi Yang dated as of December 10, 2013 (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014).
4.51
English Translation of Loan Agreement, dated as of July 30, 2013 between PW Game Software and Mr. Yufeng Chi, and Loan Agreement, dated December 10, 2013, between PW Game Software and Mr. Xiaoxi Yang (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014).
4.52
Share Purchase Agreement between Shanda SDG Investment Limited and Perfect World Co., Ltd. dated as of April 18, 2014 (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014).

Exhibit Number		Description of Document
4.53		Adherence Agreement among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated as of April 18, 2014 (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F (file no. 001-33587) filed with the SEC on April 29, 2014).
4.54
Adherence Agreement among FV Investment Holdings, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd., dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to amendment No. 3 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the SEC on April 28, 2014).
4.55
Adherence Agreement among CAP IV Engagement Limited, Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., Perfect World Co., Ltd. and FV Investment Holdings, dated May 19, 2014 (incorporated herein by reference to Exhibit 7.08 to amendment No. 4 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the SEC on May 19, 2014).
4.56
Share Purchase Agreement among Perfect World Co., Ltd., Primavera Capital (Cayman) Fund I L.P. and Shanghai Buyout Fund L.P., dated September 1, 2014 (incorporated herein by reference to Exhibit 7.05 to amendment No. 3 to Schedule 13D filed by Perfect World Co., Ltd. with the SEC on September 2, 2014).
4.57
Withdrawal Notice executed by Perfect World Co., Ltd., FV Investment Holdings, and CAP IV Engagement Limited, and acknowledged and agreed by Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., dated September 1, 2014 (incorporated herein by reference to Exhibit 7.06 to amendment No. 3 to Schedule 13D filed by Perfect World Co., Ltd. with the SEC on September 2, 2014).
4.58
Consent and Release executed by Shanda SDG Investment Limited, Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd., dated September 1, 2014 (incorporated herein by reference to Exhibit 7.07 to amendment No. 3 to Schedule 13D filed by Perfect World Co., Ltd. with the Securities and Exchange Commission on September 2, 2014).
4.59
Agreement and Plan of Merger among Perfect Peony Holding Company Limited, Perfect World Merger Company Limited and Perfect World Co., Ltd. dated April 26, 2015 (incorporated herein by reference to Exhibit 99.2 to Form 6-K filed by Perfect World Co., Ltd. with the SEC on April 27, 2015).
4.60
Limited Guarantee issued by Perfect Human Holding Company Limited in favor of Perfect World Co., Ltd. dated April 26, 2015 (incorporated herein by reference to Exhibit 99.3 to Form 6-K filed by Perfect World Co., Ltd. with the SEC on April 27, 2015).
8.1	*	Subsidiaries and Consolidated Entities of the Registrant.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-144282) filed with the Securities and Exchange Commission on July 2, 2007).
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number		Description of Document
15.1	*	Consent of Maples and Calder.
15.2	*	Consent of King & Wood Mallesons.
15.3	*	Consent of PricewaterhouseCoopers Zhong Tian LLP.
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith.

**
Furnished herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERFECT WORLD CO., LTD.
By:	/s/ Robert Hong Xiao
	Name:	Robert Hong Xiao
	Title:	Chief Executive Officer

Date: April 30, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Perfect World Co., Ltd.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Perfect World Co., Ltd. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People's Republic of China
April 30, 2015

Perfect World Co., Ltd.

Consolidated Balance Sheets as of December 31, 2013 and December 31, 2014

		December 31,	December 31,	December 31,
	Notes	2013	2014	2014
		RMB	RMB	US$(Note 3-(5))
Assets
Current assets
Cash and cash equivalents	3(6),6	1,212,157,293	933,826,251	150,505,472
Restricted cash and time deposits	3(6),5,6	226,100,000	785,145,000	126,542,404
Short-term investments	3(7),6	1,307,892,890	1,680,156,566	270,792,084
Accounts receivable, net	3(9),7	197,715,605	363,828,085	58,638,443
Due from related parties	24	3,393,089	7,381,412	1,189,668
Prepayments and other assets	8	424,839,088	305,408,441	49,222,906
Deferred tax assets	19(d)	40,387,485	42,672,938	6,877,629

Total current assets		3,412,485,450	4,118,418,693	663,768,606

Non current assets
Equity investments	3(10),9	470,018,715	799,797,289	128,903,924
Time deposits	6	108,135,489	56,203,194	9,058,311
Restricted time deposits	3(6),5,6	7,597,873	7,640,679	1,231,454
Property, equipment and software, net	3(11),10	1,353,740,512	1,309,447,262	211,044,590
Construction in progress	3(12)	14,051,462	8,179,806	1,318,345
Intangible assets, net	3(13),13	330,718,241	291,036,300	46,906,537
Goodwill	3(15),14	511,270,880	479,663,396	77,307,707
Prepayments and other assets		86,177,977	59,077,740	9,521,603
Deferred tax assets	19(d)	50,830,484	70,195	11,313

Total assets		6,345,027,083	7,129,534,554	1,149,072,390

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable (including amounts of the consolidated variable interest entities ("VIEs") without recourse to the primary beneficiaries of RMB67,041,366 and RMB132,744,631 (US$21,394,551) as of December 31, 2013 and 2014, respectively.)		95,908,036	165,426,666	26,661,941
Short-term bank loans (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of Nil as of December 31, 2013 and 2014.)	15	213,391,500	446,687,000	71,992,876
Advances from customers (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB98,095,951 and RMB62,309,170 (US$10,042,415) as of December 31, 2013 and 2014, respectively.)	3(16)	102,469,102	65,894,840	10,620,320
Salary and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB46,858,285 and RMB70,507,030 (US$11,363,671) as of December 31, 2013 and 2014, respectively.)		287,057,153	359,667,845	57,967,934
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB24,364,827 and RMB28,658,921 (US$4,618,980) as of December 31, 2013 and 2014, respectively.)		59,756,556	77,921,853	12,558,723
Accrued expenses and other liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB142,668,385 and RMB76,017,961 (US$12,251,871) as of December 31, 2013 and 2014, respectively.)	16	188,939,187	112,929,130	18,200,872
Due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB41,750 and RMB2,818,875 (US$454,320) as of December 31, 2013 and 2014, respectively.)	24	91,750	2,868,875	462,379
Deferred revenues (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB577,673,767 and RMB676,581,571 (US$109,045,155) as of December 31, 2013 and 2014, respectively.)	3(17)	742,171,227	863,406,258	139,155,829
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB262,000 and RMB345,000 (US$55,604) as of December 31, 2013 and 2014, respectively.)	19(d)	87,173,299	108,548,529	17,494,847
Deferred government grants (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,000,000 and RMB1,200,000 (US$193,405) as of December 31, 2013 and 2014, respectively.)		5,000,000	1,368,270	220,525

Total current liabilities		1,781,957,810	2,204,719,266	355,336,246
Non current liabilities
Deferred revenues (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB11,709,845 and RMB18,149,363 (US$2,925,146) as of December 31, 2013 and 2014, respectively.)	3(17)	38,655,431	35,669,989	5,748,959
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB9,087,650 and RMB18,684,696 (US$3,011,426) as of December 31, 2013 and 2014, respectively.)	19(d)	13,408,787	20,391,642	3,286,536
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,000,000 and Nil as of December 31, 2013 and 2014, respectively.)		2,800,000	—	—

Total liabilities		1,836,822,028	2,260,780,897	364,371,741

Commitments and contingencies	25
Shareholders' Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 217,308,865 Class B ordinary shares issued and outstanding as of December 31, 2013; 29,671,195 Class A ordinary shares issued and outstanding, 219,078,955 Class B ordinary shares issued and outstanding as of December 31, 2014)	18	197,003	198,091	31,926
Additional paid-in capital	18	452,966,738	520,217,528	83,843,846
Statutory reserves	3(22)	312,339,625	331,730,844	53,465,307
Accumulated other comprehensive loss	3(4)	(126,536,702)	(157,049,083)	(25,311,718)
Retained earnings		3,832,064,435	4,137,631,977	666,865,225

Total Perfect World Shareholders' Equity		4,471,031,099	4,832,729,357	778,894,586
Non-controlling interests		37,173,956	36,024,300	5,806,063

Total Shareholders' Equity		4,508,205,055	4,868,753,657	784,700,649

Total Liabilities and Shareholders' Equity		6,345,027,083	7,129,534,554	1,149,072,390

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2012, 2013 and 2014

		For the years ended December 31,
	Notes	2012	2013	2014	2014
		RMB	RMB	RMB	US$(Note 3-(5))
Revenues
Online game operation revenues		2,499,418,794	2,800,321,186	3,597,594,615	579,827,002
Licensing revenues		171,563,574	149,317,502	168,955,522	27,230,687
Other revenues		99,603,687	103,024,305	76,673,267	12,357,488

Total Revenues	3(16)	2,770,586,055	3,052,662,993	3,843,223,404	619,415,177
Cost of revenues	3(18)	(539,935,810)	(711,648,433)	(1,115,830,359)	(179,839,210)

Gross profit		2,230,650,245	2,341,014,560	2,727,393,045	439,575,967
Operating expenses
Research and development expenses	3(19)	(797,067,359)	(886,083,719)	(1,072,883,640)	(172,917,455)
Sales and marketing expenses	3(23)	(520,619,687)	(729,657,246)	(859,236,282)	(138,483,751)
General and administrative expenses		(306,255,965)	(310,043,825)	(396,130,362)	(63,844,625)
Goodwill impairment		(40,769,946)	(77,290,117)	(58,211,063)	(9,381,920)

Total operating expenses		(1,664,712,957)	(2,003,074,907)	(2,386,461,347)	(384,627,751)

Operating profit		565,937,288	337,939,653	340,931,698	54,948,216

Other income / (expenses)
Share of (loss) / income from equity investments		(5,334,495)	(15,198,149)	38,249,264	6,164,662
Interest income		94,565,745	93,212,910	110,136,012	17,750,703
Interest expense		(21,866,732)	(7,674,899)	(12,585,525)	(2,028,418)
Others, net	17	60,276,060	83,680,334	100,488,122	16,195,745

Total other income		127,640,578	154,020,196	236,287,873	38,082,692

Income before tax		693,577,866	491,959,849	577,219,571	93,030,908
Income tax expense	3(21), 19(a)(c)	(116,119,365)	(69,997,794)	(121,493,950)	(19,581,270)

Income from continuing operations, net of tax		577,458,501	421,962,055	455,725,621	73,449,638

Discontinued operations	3(29),12
Loss from discontinued operations, net of tax		(30,214,733)	(44,322,061)	—	—
Gain from disposal of discontinued operations, net of tax		—	166,288,268	—	—

(Loss) / income from discontinued operations, net of tax		(30,214,733)	121,966,207	—	—

Net income		547,243,768	543,928,262	455,725,621	73,449,638

Net (income) / loss attributable to the non-controlling interests		(6,593,580)	(1,514,629)	15,664,513	2,524,661

Net income attributable to the Company's shareholders		540,650,188	542,413,633	471,390,134	75,974,299

Net income		547,243,768	543,928,262	455,725,621	73,449,638
Other comprehensive loss: Foreign currency translation adjustment	3(4)	(20,112,491)	(45,993,516)	(30,512,381)	(4,917,703)

Comprehensive income	3(28)	527,131,277	497,934,746	425,213,240	68,531,935

Comprehensive (income) / loss attributable to non-controlling interests		(6,593,580)	(1,514,629)	15,664,513	2,524,661

Comprehensive income attributable to the Company's shareholders		520,537,697	496,420,117	440,877,753	71,056,596

Net earnings per share, basic
Continuing operations		2.39	1.72	1.90	0.31
Discontinued operations		(0.13)	0.50	—	—

Total earnings per share, basic		2.26	2.22	1.90	0.31

Net earnings per share, diluted
Continuing operations		2.35	1.70	1.86	0.30
Discontinued operations		(0.12)	0.49	—	—

Total earnings per share, diluted		2.23	2.19	1.86	0.30

Net earnings per ADS, basic
Continuing operations		11.94	8.62	9.51	1.53
Discontinued operations		(0.63)	2.50	—	—

Total earnings per ADS, basic		11.31	11.12	9.51	1.53

Net earnings per ADS, diluted
Continuing operations		11.77	8.49	9.32	1.50
Discontinued operations		(0.62)	2.46	—	—

Total earnings per ADS, diluted		11.15	10.95	9.32	1.50

Shares used in calculating basic net earnings per share		239,119,233	243,958,465	247,943,431	247,943,431
Shares used in calculating diluted net earnings per share		242,495,660	247,712,898	252,939,407	252,939,407
Amount attributable to the Company's shareholders:
Income from continuing operations, net of tax		570,864,921	420,447,426	471,390,134	75,974,299
(Loss) / income from discontinued operations, net of tax		(30,214,733)	121,966,207	—	—

Net income		540,650,188	542,413,633	471,390,134	75,974,299

Total share-based compensation costs included in:	3(20),18
Cost of revenues		(4,570,357)	(3,671,402)	(1,455,604)	(234,601)
Research and development expenses		(34,818,684)	(34,243,440)	(17,389,174)	(2,802,626)
Sales and marketing expenses		(10,111,863)	(12,351,112)	(8,210,980)	(1,323,370)
General and administrative expenses		(21,643,688)	(25,627,116)	(24,438,505)	(3,938,772)
Loss from discontinued operations, net of tax		—	(21,450,000)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2012, 2013 and 2014

	Class A and Class B ordinary shares
					Accumulated other comprehensive loss
			Additional paid-in capital	Statutory reserve		Retained earnings	Non- controlling interests	Total shareholders' equity
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	230,909,215	186,948	212,421,037	268,014,793	(60,430,695)	3,538,087,071	27,129,516	3,985,408,670
Net profit	—	—	—	—	—	540,650,188	6,593,580	547,243,768
Foreign currency translation loss	—	—	—	—	(20,112,491)	—	—	(20,112,491)
Share-based compensation costs	—	—	71,144,592	—	—	—	—	71,144,592
Appropriation to statutory reserves	—	—	—	4,923,933	—	(4,923,933)	—	—
Ordinary shares issued upon exercise of employee stock options	11,138,640	7,012	45,849,541	—	—	—	—	45,856,553
Dividends to shareholders (Note 23)	—	—	—	—	—	(607,623,579)	—	(607,623,579)
Change in the Company's economic interests in affiliates (Note 11-(1))	—	—	389,338	—	—	—	(10,509,842)	(10,120,504)
Capital contribution from non-controlling interests or VIE shareholders	—	—	—	—	—	—	3,000	3,000

Balance as of December 31, 2012	242,047,855	193,960	329,804,508	272,938,726	(80,543,186)	3,466,189,747	23,216,254	4,011,800,009

Net profit	—	—	—	—	—	542,413,633	1,514,629	543,928,262
Foreign currency translation loss	—	—	—	—	(45,993,516)	—	—	(45,993,516)
Share-based compensation costs	—	—	75,893,070	—	—	—	21,450,000	97,343,070
Appropriation to statutory reserves	—	—	—	39,400,899	—	(39,400,899)	—	—
Ordinary shares issued upon exercise of employee stock options	4,932,205	3,043	47,269,160	—	—	—	—	47,272,203
Dividends to shareholders (Note 23)	—	—	—	—	—	(137,138,046)	—	(137,138,046)
Change in the Company's economic interests in affiliates (Note 11-(2), Note 12)	—	—	—	—	—	—	(9,006,927)	(9,006,927)

Balance as of December 31, 2013	246,980,060	197,003	452,966,738	312,339,625	(126,536,702)	3,832,064,435	37,173,956	4,508,205,055

Net profit / (loss)	—	—	—	—	—	471,390,134	(15,664,513)	455,725,621
Foreign currency translation loss	—	—	—	—	(30,512,381)	—	—	(30,512,381)
Share-based compensation costs	—	—	47,332,010	—	—	—	4,162,253	51,494,263
Appropriation to statutory reserves	—	—	—	19,391,219	—	(19,391,219)	—	—
Ordinary shares issued upon exercise of employee stock options	1,770,090	1,088	19,918,780	—	—	—	—	19,919,868
Dividends to shareholders (Note 23)	—	—	—	—	—	(146,431,373)	—	(146,431,373)
Change in the Company's economic interests in an affiliate	—	—	—	—	—	—	118,604	118,604
Capital contribution from non-controlling interests or VIE shareholders	—	—	—	—	—	—	10,234,000	10,234,000

Balance as of December 31, 2014	248,750,150	198,091	520,217,528	331,730,844	(157,049,083)	4,137,631,977	36,024,300	4,868,753,657

The accompanying notes are an integral part of these consolidated financial statements.

Perfect World Co., Ltd.

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$(Note 3-(5))
Cash flows from operating activities:
Net income	547,243,768	543,928,262	455,725,621	73,449,638
Adjustments for:
Share-based compensation costs	71,144,592	97,343,070	51,494,263	8,299,369
Depreciation and amortization expenses	183,116,153	200,173,823	222,581,361	35,873,604
Exchange gain	(3,334,352)	(6,677,643)	(27,182,781)	(4,381,069)
Share of loss / (income) from equity investments	5,334,495	15,198,149	(38,249,264)	(6,164,662)
Goodwill impairment	40,769,946	77,290,117	58,211,063	9,381,920
Impairment of intangible assets and other long-lived assets	20,969,607	23,898,022	38,386,266	6,186,743
Loss from disposal of property, equipment and software	1,717,286	625,332	4,387,863	707,195
Provision for doubtful accounts	—	—	12,540,836	2,021,216
Deferred income tax	(11,042,445)	17,461,751	73,644,148	11,869,282
Gain from disposal of discontinued operations, net of tax	—	(166,288,268)	—	—
Changes in assets and liabilities:
Accounts receivable	32,371,438	(80,989,868)	(177,454,546)	(28,600,481)
Current prepayments and other assets	(51,451,855)	(126,121,310)	(49,443,553)	(7,968,854)
Due from/to related parties	35,000	(3,451,339)	(2,811,198)	(453,083)
Non current prepayments and other assets	(40,737,629)	825,308	33,427,815	5,387,586
Accounts payable	(5,892,676)	38,630,097	68,209,252	10,993,336
Advances from customers	38,031,835	(29,274,312)	(34,947,884)	(5,632,576)
Salary and welfare payable	27,187,649	53,166,528	72,598,852	11,700,811
Taxes payable	(48,243,256)	8,696,017	22,834,713	3,680,288
Accrued expenses and other liabilities	(10,774,994)	10,904,719	17,143,555	2,763,040
Deferred revenues	(56,955,712)	357,540,494	125,052,570	20,154,816
Long-term liabilities	—	—	(2,800,000)	(451,278)

Net cash provided by operating activities	739,488,850	1,032,878,949	923,348,952	148,816,841

Cash flows from investing activities:
Purchase of property, equipment and software	(83,664,515)	(234,925,652)	(82,058,570)	(13,225,441)
Cash paid for construction in progress	(25,136,551)	(55,931,098)	(21,960,979)	(3,539,467)
Purchase of intangible assets	(6,602,754)	(57,390,839)	(43,807,915)	(7,060,554)
Payment for capitalized product development costs	(5,651,100)	(44,175,803)	(19,171,502)	(3,089,885)
(Increase) / decrease in restricted cash and restricted time deposits	(363,776,200)	665,362,180	(559,045,000)	(90,101,699)
Cash paid for equity investments	(200,000,000)	(256,232,823)	(340,590,730)	(54,893,261)
Cash received from disposal of equity investment	—	—	2,000,000	322,341
Cash paid for business acquisitions, net of cash acquired	—	(135,694,387)	(115,919,662)	(18,682,858)
Cash paid for purchase of additional ownership interests in subsidiaries	(10,120,504)	—	—	—
Purchase of ordinary shares in a public company (Note 9)	—	—	(615,280,000)	(99,165,136)
Cash received from sale of ordinary shares in a public company (Note 9)	—	—	643,731,796	103,750,733
Cash received from disposal of PW Literature, net of cash disposed	—	(23,977,214)	167,025,141	26,919,566
Purchase of short-term investments	(1,437,228,875)	(1,710,000,000)	(3,102,741,238)	(500,071,115)
Maturities of short-term investments	470,017,875	1,863,300,000	2,780,477,561	448,131,638
Purchase of time deposits	(50,000,000)	—	—	—

Net cash (used in) / provided by investing activities	(1,712,162,624)	10,334,364	(1,307,341,098)	(210,705,138)

Cash flows from financing activities:
Exercises of share options	45,182,450	45,399,876	22,957,189	3,700,027
Capital contribution from non-controlling interests or VIE shareholders	3,000	—	10,234,000	1,649,421
Short-term bank loans	596,752,900	216,176,500	726,030,400	117,014,860
Repayment of bank loans	(409,558,500)	(742,887,100)	(491,902,000)	(79,280,211)
Dividends to shareholders	(607,623,579)	(137,138,046)	(146,431,373)	(23,600,453)

Net cash (used in) / provided by financing activities	(375,243,729)	(618,448,770)	120,888,216	19,483,644

Effect of exchange rate changes on cash and cash equivalents	(2,663,345)	(12,239,897)	(15,227,112)	(2,454,168)

Net (decrease) / increase in cash	(1,350,580,848)	412,524,646	(278,331,042)	(44,858,821)

Cash and cash equivalents, beginning of the period	2,150,213,495	799,632,647	1,212,157,293	195,364,293

Cash and cash equivalents, end of the period	799,632,647	1,212,157,293	933,826,251	150,505,472

Supplemental schedule of non-cash investing activities:
Reclassification of time deposits now maturing within one year to short-term investments	(280,000,000)	—	(50,000,000)	(8,058,537)
Release of restricted time deposits to short-term investments	(120,000,000)	—	—	—
Consideration payable related to equity investment and business combination	—	(122,000,000)	(24,048,000)	(3,875,834)
Consideration receivable related to disposal of PW Literature	—	174,280,000	4,061,115	654,533
Reclassification of short-term investments to time deposits due to the extension of the contract term	—	(53,041,400)	—	—
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	(171,912,187)	(74,180,785)	(44,906,080)	(7,237,546)
Cash paid during the year for interest expenses	(23,147,135)	(7,696,577)	(12,585,525)	(2,028,418)

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

        Details of the subsidiaries and VIEs as of December 31, 2014 are described below:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Software Co., Ltd. ("PW Software")	100%	Beijing, China, August 2006
Perfect Online Holding Limited ("PW Hong Kong")	100%	Hong Kong, China, December 2007
Perfect World Entertainment Inc. ("PW USA")	100%	Delaware, USA, April 2008
Perfect Game Holding Limited ("PW BVI")	100%	British Virgin Islands, October 2008
Perfect Star Co., Ltd. ("PW Malaysia")	100%	Labuan, Malaysia, January 2009
Global InterServ (Caymans) Inc. ("InterServ Caymans")	100%	Cayman Islands, acquired in February 2009
InterServ Information and Technology (Shanghai) Co., Ltd. ("InterServ Shanghai")	100%	Shanghai, China, acquired in February 2009
Chengdu Perfect World Software Co., Ltd. ("Chengdu PW Software"), formerly known as Chengdu InterServ Information and Technology Co., Ltd. ("InterServ Chengdu")	100%	Chengdu, China, acquired in February 2009
Perfect World Interactive Entertainment Co., Ltd. ("PW Interactive")	100%	Cayman Islands, March 2009
Perfect Sky Online Co., Limited ("PW Sky")	100%	Hong Kong, China, May 2009
Perfect Entertainment Zone N.V. ("PW Antilles")	100%	Netherlands Antilles, August 2009
Perfect World Interactive Technology Co., Ltd. ("PW Taiwan")	100%	Taiwan, China, November 2009
Perfect World Universal Coöperatieve U.A. ("PW Universal")	100%	Netherlands, December 2009
Shanghai Perfect World Software Co., Ltd. ("Shanghai PW Software")	100%	Shanghai, China, December 2009
Perfect World Europe B.V. ("PW Europe")	100%	Netherlands, January 2010
C&C Media Co., Ltd. ("C&C Media")	100%	Japan, acquired in April 2010
CCO Co., Ltd. ("CCO")	100%	Japan, acquired in April 2010
Beijing Perfect World Digital Entertainment Software Co., Ltd. ("PW Digital Software")	100%	Beijing, China, April 2010
Runic Games, Inc. ("Runic Games")	74.47%	Delaware, USA, acquired in May 2010
Beijing Perfect World Game Software Co., Ltd. ("PW Game Software")	100%	Beijing, China, August 2010
Cryptic Studios, Inc. ("Cryptic Studios")	100%	California, USA, acquired in August 2011
Happy Moment Holding Limited ("Happy Moment")	100%	British Virgin Islands, August 2011
Happy Fantasy Limited ("Happy Fantasy")	100%	British Virgin Islands, August 2011
Perfect Management Holding Limited ("Perfect Management")	100%	British Virgin Islands, October 2011
Perfect World Korea Co., Ltd. ("PW Korea"), formerly known as NGL Co., Ltd. ("NGL")	100%	Korea, November 2011
Zongheng Limited ("Zongheng Cayman")	70%	Cayman Islands, acquired in January 2012
Perfect World Games Online Limited ("PW Games Online"), formerly known as Zongheng Online LIMITED ("Zongheng Hong Kong")	70%	Hong Kong, China, acquired in January 2012
Huanxiang Zongheng Software Technology Co., Ltd. ("Zongheng Software")	70%	Beijing, China, acquired in January 2012
Perfect Play SDN. BHD. ("Perfect Play")	100%	Labuan, Malaysia, November 2012
Unknown Worlds Entertainment, Inc. ("Unknown Worlds")	60%	California, USA, acquired in February 2013
Perfect World (Thailand) Co., Ltd. ("PW Thailand")	100%	Bangkok, Thailand, September 2013
Perfect World Games (Singapore) Pte. Ltd. ("PW Singapore")	100%	Singapore, June 2014
Fedeen Games Limited ("Fedeen HK")	70%	Hong Kong, China, September 2014
Beijing Perfect World Software Technology Development Co., Ltd. ("PW Software Technology")	100%	Beijing, China, October 2014

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

1. Organization and principal activities (Continued)

VIEs	Economic interest held	Place and Date of incorporation or date of acquisition
Beijing Perfect World Network Technology Co., Ltd. ("PW Network")	100%	Beijing, China, March 2004
Shanghai Perfect World Network Technology Co., Ltd. ("Shanghai PW Network")	100%	Shanghai, China, November 2008
Chengdu Perfect World Network Technology Co., Ltd. ("Chengdu PW Network")	100%	Chengdu, China, February 2009
Beijing Perfect World Digital Entertainment Co., Ltd. ("PW Digital")	100%	Beijing, China, September 2009
Chengdu Ye Net Science and Technology Development Co., Ltd. ("Ye Net")	100%	Chengdu, China, acquired in January 2011
Hefei Perfect World Network Technology Co., Ltd. ("Hefei PW Network")	100%	Hefei, China, January 2011
Beijing Perfect Moment Network Technology Co., Ltd. ("Perfect Moment"), formerly known as Beijing Perfect Moment Pictures Co., Ltd.	100%	Beijing, China, February 2011
Tianjin Trendsters Investment Co., Ltd. ("Trendsters Investment")	100%	Tianjin, China, November 2011
Beijing Perfect World Digital Technology Co., Ltd. ("PW Digital Technology")	100%	Beijing, China, August 2013
Wuhu Huitian Shengshi Network Technology Co., Ltd. ("Wuhu Huitian")	100%	Wuhu, China, acquired in December 2013
Guangdong Perfect World Educational Investment Co., Ltd. ("PW Educational Investment")	100%	Zhuhai, China, February 2014
Chongqing Perfect World Interactive Technology Co., Ltd. ("Chongqing PW Interactive")	100%	Chongqing, China, April 2014
Fuzhou Online Game Information Technology Co., Ltd. ("Fuzhou Online Game")	100%	Fuzhou, China, acquired in June 2014
Fedeen Games (Shanghai) Co., Ltd. ("Fedeen SH")	66%	Shanghai, China, June 2014
Chongqing MeiQi Interactive Technology Co., Ltd. ("MeiQi Interactive")	51%	Chongqing, China, July 2014
Chongqing Star Entertainment Co., Ltd. ("Star Entertainment")	100%	Chongqing, China, August 2014
Freejoy Technology (Chongqing) Co., Ltd. ("Freejoy Technology")	51%	Chongqing, China, November 2014
Chongqing Enlightron Games Technology Co., Ltd. ("Enlightron Games")	51%	Chongqing, China, November 2014
Tianjin Ledo Interactive Technology Co., Ltd. ("Ledo Interactive TJ")	51%	Tianjin, China, November 2014
Chongqing Zulong Entertainment Technology Co., Ltd. ("Zulong Entertainment")	51%	Chongqing, China, November 2014
Chongqing Superpop Interactive Technology Co., Ltd. ("Superpop Interactive")	51%	Chongqing, China, November 2014
Arc Games Co., Ltd. ("Arc Games")	100%	Tianjin, China, November 2014

        The Group is principally engaged in research, development, operation and licensing of online games. The Group's principal operations and geographic markets are in the People's Republic of China (the "PRC"), United States of America, Europe, Japan, Southeast Asia and Korea.

2. Variable interest entities

  (1)    Risk in relation to the VIE structure

        The Company is a Cayman Islands company and, as such, it is classified as a foreign enterprise under Chinese laws, and the Company's wholly owned PRC subsidiaries, PW Software and PW Game Software, are foreign-invested enterprises. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games, including Internet content provision, Internet culture operations and Internet publishing licenses, or engaging in the investment in certain technology, media and telecommunications sectors. In light of these restrictions, the Company relies on its VIEs to hold and maintain the licenses necessary to operate the online games, or investment in certain technology, media and telecommunication companies in China.

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

        There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the Group's VIE contractual arrangements. In the opinion of management, it is currently unclear what impact the PRC government actions would have on the Group and on its ability to consolidate the financial results of these VIEs in the Group's consolidated financial statements, if the PRC government authorities were to find the Group's legal structure and the contractual arrangements with its VIEs to be in violation of PRC laws and regulations. The relevant regulatory authorities would have broad discretion in dealing with such violation, including, but not limited to, levying fines, confiscating income, revoking business or operating licenses, requiring the Company to restructure the relevant ownership structure or operations, and requiring the Company to discontinue all or any portion of the online game operations or investment in certain technology, media and telecommunications sectors. Any of these actions could cause significant disruption to the Company's business operations and may materially and adversely affect the Company's business, financial condition and results of operations.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

December 31, 2013 and December 31, 2014, and for the years ended December 31, 2012, 2013 and 2014:

	December 31, 2013	December 31, 2014
	RMB	RMB
Current assets	1,956,233,219	2,503,516,805
Non current assets	933,328,152	1,216,314,983

Total assets	2,889,561,371	3,719,831,788

Current liabilities	1,364,036,110	2,052,126,255
Non current liabilities	21,797,495	36,834,059

Total liabilities	1,385,833,605	2,088,960,314

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Total revenues	1,946,345,171	2,191,261,151	3,067,154,484
Net income	270,187,228	106,301,882	227,335,582

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net cash provided by operating activities	214,053,830	322,824,505	300,193,924
Net cash used in investing activities	(653,241,422)	(440,288,638)	(168,347,322)
Net cash (used in) / provided by financing activities	(191,123,213)	272,077,345	65,491,394

Net (decrease) / increase in cash and cash equivalents	(630,310,805)	154,613,212	197,337,996

Cash and cash equivalents, beginning of the period	800,354,922	170,044,117	324,657,329

Cash and cash equivalents, end of the period	170,044,117	324,657,329	521,995,325

        The recognized revenue-producing assets held by the Group's VIEs include goodwill and the intangible assets acquired through business combination, purchased copyrights and domain names, licensed game software, servers and leasehold improvements relating to office facilities. The balances of these assets as of December 31, 2013 and 2014 were included in the line of "Non current assets" in the table above. Goodwill primarily represents the expected synergies from combining the acquired businesses with the business of the Group. Please refer to Note 11 for details of goodwill and intangible assets acquired through business combination.

        The unrecognized revenue-producing assets held by the Group's VIEs mainly consist of intellectual property, licenses, and trademarks that the Group relies on to operate its self-developed and third

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

party licensed games. As of December 31, 2014, the VIEs have developed copyright registrations and applications, including but not limited to copyrights covering self-developed game software and game engines. Some of these copyrights have been granted and are currently held by the VIEs, while others are still in the process of being registered. The VIEs own ICP license and other online game operation license. Moreover, the VIE has made registrations for certain trademarks related to the Group's brand and games, and domain names for the operation. These unrecognized revenue-producing assets have no book value, appraisal value or any other value that can be disclosed.

        Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

        Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. As the Company is conducting its online game business mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

  (2)    Summary of the VIE contractual arrangements

        The following is a summary of the contractual agreements between PW Software and PW Network and its equity owners entered into in September 2006, as amended and restated in April 2007.

        Exclusive Technology Support and Service Agreement.    Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network's online game operations. PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement. PW Network pays PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until March 9, 2024. PW Software may early terminate this agreement by providing a 30-day prior notice to PW Network, while PW Network has no right to early terminate this agreement. If any party enter bankruptcy or become insolvent, this agreement will be automatically terminated.

        Development Cooperation Agreement.    Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network's operations. PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

similar work. This agreement is effective until March 9, 2024 and can be early terminated by mutual agreement of the parties.

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

        Call Option Agreement.    Under the call option agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Network's equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Network for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until March 9, 2024. PW Software may early terminate this agreement by providing a 30-day prior notice, while other parties have no right to terminate this agreement without a consensus of the parties involved.

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

        The contractual agreements between PW Software and Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd., or PW Literature, and its equity owners were substantially the same as

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in June 2008 and would remain effective until June 24, 2028. In addition, each equity owner of PW Literature has respectively entered into a loan agreement with PW Software as of May 20, 2008, under which PW Software agreed to make an RMB500,000 interest-free loan to each equity owner of PW Literature respectively solely for the latter to fund the capitalization of PW Literature. The term of the loans is twenty years. In December 2013, the Group consummated the divesture of online reading business, and sold all its economic interest in PW Literature, the VIE, to an unrelated party (See Note 12). The above mentioned contractual agreements between PW Software, PW Literature and its equity owners were terminated upon the closing of the transaction on December 31, 2013. All the previous loans to the equity owners of PW Literature were paid back in the first quarter of 2014.

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

        The contractual agreements between PW Game Software and PW Digital Technology and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in August 2013, as amended and restated in December 2013, and will remain effective until August 24, 2033. In addition, each equity owner of PW Digital Technology has respectively entered into a loan agreement with PW Game Software as of July 30, 2013 and December 10, 2013, respectively, under which PW Game Software agreed to make an RMB9,000,000 and RMB1,000,000 interest-free loan to each equity owner of PW Digital Technology respectively solely for the latter to fund the capitalization of PW Digital Technology. The term of the loans is twenty years.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

2. Variable interest entities (Continued)

  (3)    Amount of fees paid by VIEs

        Various fees are billed to the relevant VIEs on a monthly or quarterly basis and are due within 10 business days after receipt of the invoices by the VIEs. The total amount of fees paid by the VIEs to the Group's PRC wholly owned subsidiaries since the entering of the VIE contractual arrangements ranged approximately from 45% to 75% of the revenues generated by respective games operated by these VIEs. For the years ended December 31, 2012, 2013 and 2014, the total amount of fees paid by the Group's PRC wholly owned subsidiaries to its VIEs amounted to approximately RMB1,058,328,538, RMB1,217,670,080 and RMB1,428,113,295, respectively.

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

  (5)    Risks related to the draft PRC Foreign Investment Law

        The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law (the "Draft Law") in January 2015 aiming to, upon its enactment, replace the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

        Among other things, the Draft Law introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise. The Draft Law specifically provides that entities established in China but ultimately controlled, including through a VIE structure with contractual arrangement, by foreign investors will be treated as foreign-invested enterprises, and, therefore, be subject to the foreign investment restrictions or prohibitions set forth in a "negative list" to be separately issued by the State Council later.

        The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft Law, if enacted as proposed, may cause significant disruption to the Group's business operations, and have severe adverse impact on the Group's corporate structure, corporate governance, financial condition and results of operations.

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

        Net income or losses of the Company's majority-owned subsidiaries and VIEs and amortization expenses of intangible assets arising from related business combinations are attributed to their parents and non-controlling interests based on the proportional economic interests of the respective parents and non-controlling interests in such entities or contractual arrangements that determine the attribution of income or losses. Net income or losses attributable to the non-controlling shareholders are recorded in the Group's Consolidated Statements of Income and Comprehensive Income.

        In 2014, the Company's board of directors approved a restructuring plan of its research and developments ("R&D") teams, under which five new controlled entities ("New Entities") have been formed. The Company holds majority equity interests in each of these five entities. The non-controlling interest of each of these five new entities would be beneficially held by the Company's key R&D employees who are required to work for the New Entities during requisite service periods of two or three years. See Note 18-(4) for more details. Net income or losses of the New Entities would be attributed to non-controlling interests upon the completion of the requisite service periods.

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

        Significant accounting estimates in the Group's consolidated financial statements mainly include the useful life of in-game items, churn rate of the inactive players, useful life of property, equipment and software and intangible assets, fair value of assets and liabilities acquired in asset acquisition and business combinations, assessment for impairment of long-lived assets, intangible assets and goodwill, realization of deferred tax assets, provision for bad debt, share-based compensation expenses, and fair value of the investments made by the venture capital fund ("VC Fund").

  (4)    Foreign currency translation

        The Group's reporting currency is Renminbi ("RMB"). The functional currency of Perfect World Co., Ltd., the listing entity incorporated in the Cayman Islands, is United States dollars

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

("US dollars" or "US$"). The functional currency of the Group's other international subsidiaries is evaluated on a case-by-case basis and is often the local currency. On December 1, 2013, PW Hong Kong changed its functional currency prospectively from RMB to US dollars, to reflect the increased concentration of its activities in US dollars. The change was triggered by the completion of the Group's reorganization of its overseas business structure, and PW Hong Kong became the parent of the Group's overseas subsidiaries in Europe, U.S., Japan and Korea, in addition to its PRC subsidiaries. The change in functional currency of PW Hong Kong has immaterial impact on the Group's consolidated financial statements for the year ended December 31, 2013.

        Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Others, net in the Consolidated Statements of Income and Comprehensive Income. Total exchange gain were RMB3,334,352, RMB6,677,643 and RMB27,182,781 for the years ended December 31, 2012, 2013 and 2014, respectively.

        The financial statements of the Group's overseas subsidiaries are translated from their functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet dates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic weighted average exchange rates. The resulting foreign currency translation adjustments are recorded as Accumulated other comprehensive income / (loss) in shareholders' equity. Total foreign currency translation adjustment loss were RMB20,112,491, RMB45,993,516 and RMB30,512,381 for the years ended December 31, 2012, 2013 and 2014, respectively.

  (5)    Convenience translation

        Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2014 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.2046, representing the noon buying rate in The City of New York for cable transfer of RMB as certified for customs purpose by the Federal Reserve Bank of New York on December 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, or at any other rate.

  (6)    Cash and cash equivalents, restricted cash and restricted time deposits

        Cash and cash equivalents represent cash on hand, demand deposits and highly-liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

        Cash and time deposits that are restricted as to withdrawal or use for current operations is classified as restricted cash and time deposits. Cash and time deposits that are restricted as to withdrawal or use for other than current operations is classified as non-current. The Group's restricted

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

cash and time deposits and non current restricted time deposits mainly represents (a) cash and time deposits held in a designated bank account for the sole purpose of guarantees for office rental; and (b) cash and time deposits that are pledged for short-term loans.

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

        The Group assesses whether there are any other-than-temporary impairment to its short-term investments due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as an impairment charge in the Consolidated Statements of Income and Comprehensive Income. No impairment charges were recorded for the years ended December 31, 2012, 2013 and 2014.

  (8)    Fair value of financial instruments

        Financial instruments of the Group primarily comprise cash and cash equivalents, restricted cash and time deposits, short-term investments, accounts receivable, due from related parties, other receivables included in current and non current prepayments and other assets, long-term time deposits, restricted time deposits, accounts payable, short-term bank loans, accrued expenses and other liabilities, equity investment in the VC Fund. The carrying values of the short-term financial instruments approximate their fair value due to the short maturity of those instruments. The carrying value of the long-term time deposits, including interests accrued, approximates their fair value as the agreed interest rates are close to market rate at each period end.

        The Group measures its cash equivalents, short-term investments and time deposits at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

          Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

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

        In 2011, the Group entered into a limited partnership agreement to invest in a VC Fund as a limited partner, and the Group accounted for the equity investments in the VC Fund under equity method. In applying the equity method, starting from 2014, the Group retains the industry-specific guidance applied by the VC Fund as an investment company, as a result of which the Group recognizes its share on the changes of the fair values of the VC Fund's investments as "Share of (loss) / income from equity investments" in the Group's Consolidated Statements of Income and Comprehensive Income.

        The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the invested companies including current earnings trends and other company-specific information such as financing rounds. Impairment charges on equity investments are included in "Share of (loss) / income from equity investments." For the years ended December 31, 2012, 2013 and 2014, Nil, Nil and RMB4,448,952 were recorded as impairment charges, respectively.

  (11)    Property, equipment and software, net

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

  (12)    Construction in progress

        Direct costs that are related to the construction of fixed assets and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed asset items and the depreciation of these assets commences when the assets are ready for their intended use.

  (13)    Intangible assets

  Copyrights, domain names and game engines

        Copyrights such as intellectual property licensed from third parties to develop online games, domain names and game engines purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated useful economic life of approximately two to twenty years.

  Intangible assets arising from assets acquisition and business combinations

        The Group performs valuation of the intangible assets arising from assets acquisition and business combinations to determine the relative fair value to be assigned to each asset acquired. The acquired

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets' estimated economic useful lives as follows:

Estimated useful life
Game engine	5 years
Non-compete agreements	3 - 5 years
Completed game	1.6 - 6 years
Customer relationships	3 - 6.5 years
Trade name, domain name and license acquired from business combinations	Indefinite life

  In-process research and development costs

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

  Online game product development costs

        The Group capitalizes the research and development costs qualified for the capitalization as intangible assets and amortized over the estimated life of the corresponding online games, commencing from these games are available for marketing use. See Note 3-(19) for more details regarding online game product development costs.

  (14)    Impairment of long-lived assets and intangible assets

        Long-lived assets including intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Group had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment charge for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized equal in amount to that excess. The impairment charges of intangible assets

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

recorded in cost of revenues for the years ended December 31, 2012, 2013 and 2014 were amounting to RMB11,201,856, Nil and RMB6,185,698, respectively. The impairment charges of intangible assets recorded in general and administrative expenses for the years ended December 31, 2012, 2013 and 2014 were amounting to RMB1,649,923, RMB4,972,726 and RMB23,279,508, respectively. The impairment charges of intangible assets recorded in research and development expenses for the years ended December 31, 2012, 2013 and 2014 were amounting to Nil, Nil and RMB6,418,553, respectively. The impairment charges of long-lived assets recorded in cost of revenues for the years ended December 31, 2012, 2013 and 2014 were amounting to RMB8,117,828, RMB18,925,296 and RMB2,502,507, respectively. The impairment of above mentioned intangible assets (mainly comprise of online game development costs) and long-lived assets (mainly comprise of prepaid license and royalty fees) recorded in cost of revenues was primarily caused by unsatisfactory performance of the Group's certain smaller games in 2012, 2013 and 2014. The impairment of above mentioned intangible assets recorded in general and administrative expenses was caused by impairment of trademark recognized from the acquisition of C&C Media in April 2010 and U.S. subsidiary in August 2011. The impairment of above mentioned intangible asset recorded in research and development expenses was caused by impairment of a game development engine purchased from a third party in September 2011.

  (15)    Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

        Goodwill is not depreciated or amortized but is tested for impairment on an annual basis every November 30, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on "Testing of Goodwill for Impairment," a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment charge equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The goodwill impairment charges for the years ended December 31, 2012, 2013 and 2014 were RMB40,769,946, RMB77,290,117 and RMB58,211,063, respectively. See Note 14 for more details regarding goodwill.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

  (16)    Revenue recognition

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

  Client-based online PC games

        For the client-based online PC games, under both the time-based and the item-based revenue models, proceeds received from sales of online points to players are recorded as deferred revenues, while proceeds received from sales of online points to distributors and sales of prepaid cards are initially recorded as advances from customers. As the Group does not have the control over and generally does not know the ultimate selling price of the prepaid cards or online points sold by the distributors, net proceeds received from distributors after deduction of sales discounts are recorded as advances from customers. Upon activation or charge of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues. The Group provides sales incentives in the form of rebates to major distributors that meet or exceed the sales target. Accrued rebates, which are settled in the form of additional free prepaid cards, will result in higher average discount rate on in-game points, and will partially delay the revenue recognition until the consumption of free prepaid cards.

        Prepaid cards will expire on the expiration date printed thereon. The proceeds from the expired game cards that have never been activated are recognized as other income upon expiration of the cards. For the years ended December 31, 2012, 2013 and 2014, the Group recognized RMB4,428,309, RMB1,555,307 and RMB1,656,035 as other income from expired game cards, respectively.

        In the case of prepaid online points obtained by players through prepaid cards or other channels, once these points are charged to a player's personal online game account, they will not expire as long as the personal game account remains active, i.e. being accessed or charged by the player. The unused online points in an inactive personal game account are recognized as revenues when the likelihood that the Group would provide further online game service with respect to such online points is remote. The Group recognizes revenue related to the inactive accounts based on the estimated churn rate of the

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

inactive players and the unused game points and items in these accounts. The Group believes it has a sufficiently long operating history to reliably estimate the inactive players' churn rate. The Group has adopted the policy of performing the reassessment of the estimated churn rate annually and considered its estimates to be reasonable. For the years ended December 31, 2012, 2013 and 2014, the Group recognized RMB98,367,393, RMB98,439,474 and RMB93,251,836 as revenue from the unused game points and items in the accounts inactive for more than 360 consecutive days, respectively.

  Mobile games

        The Group primarily operates mobile games under the item-based revenue model. The Group distributes mobile games to end-users through digital storefronts and game platforms such as Apple's App Store and Qihoo 360's game platform. These storefronts and platforms sell in-game virtual currencies to game players, which thereafter are redeemed by game players for virtual items in the mobile games operated by the Group. The storefronts and platforms remit the proceeds that they have received from game players to the Group, after retaining their revenue-sharing amounts at a pre-agreed percentage.

        The Group records revenue generated from mobile games on a gross basis, which is based on the total amount billed to the game players, including the commissions retained by digital storefronts and game platforms, as the Group is acting as the principal and the primary obligor toward game players for the games distributed through digital storefronts and game platforms. The principal agent consideration is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service and (iv) has involvement in the determination of product and service specifications.

        The Group recognizes revenue, when persuasive evidence of an arrangement exists, the service has been provided to the end-users, the price paid by the user is fixed or determinable, and collectability is reasonably assured. Consistent with the Group's revenue recognition policies for client-based online PC games, under the item-based revenue model, for the purposes of determining when the service has been provided to the end-users, the Group has determined that an implied obligation exists to the paying user to continue displaying the purchased virtual items within the game over the virtual items' estimated useful lives. However, currently, due to the limited operating history of mobile games, the Group does not have the ability to differentiate the redemption respectively on consumable or permanent items and track the consumption of each consumable item. Therefore, the Group recognizes revenue from the sale of virtual currencies and other virtual items with regard to a mobile game ratably over the paying players' estimated player life, which is the average period between the first date the paying players charge online points to their accounts and the expected last date these paying players would play the game.

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

        In certain licensing arrangements, the Group provides free upgrades, maintenance support and training (i.e. post-contract customer support or PCS) for the first year, and the licensee has the option to purchase PCS in subsequent years at a specified renewal rate. In these arrangements, the Group allocates the initial fee into two parts. The first part represents the license of the game and is recognized as license revenue immediately once the games are launched. The second part represents PCS and is recognized ratably over the PCS contractual period.

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

  (17)    Deferred revenues

        For online game revenues, deferred revenues represent a) the portion of unexpired online point fees received from players that are either unredeemed by players, or redeemed to virtual items which have not been consumed or expired, and b) proceeds from storefronts and platforms pending to be recognized over the estimated player life. For licensing revenues, deferred revenues represent the unamortized balance of the initial license fee paid by licensees. Non current deferred revenues are primarily comprised of unamortized initial license fees and unrecognized online game revenues from the in-game virtual items to be recognized beyond the next 12 months.

        The deferred revenues related to online game operation as of December 31, 2013 and 2014 were RMB774,622,249 and RMB886,018,689, respectively. The deferred revenues related to licensing as of December 31, 2013 and 2014 were RMB6,204,409 and RMB13,057,558, respectively.

  (18)    Cost of revenues

        Costs of revenues consist primarily of server and bandwidth leasing fees, staff costs involved in the operation of online games including network operation and customer services, revenue-sharing cost or royalties paid to third parties, value added tax ("VAT"), business tax and other direct costs of providing these services.

        The Group has adopted the gross presentation for VAT and business tax. VAT and business tax are included in revenues and cost of revenues.

        The total amount of net VAT and business tax with related surcharges recorded in cost of revenues for the years ended December 31, 2012, 2013 and 2014 were RMB117,562,400, RMB157,804,042 and RMB 195,083,998, respectively.

        See Note 19 for more details regarding VAT and business tax.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

  (19)    Online game product development costs

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

        For the years ended December 31, 2012, 2013 and 2014, the amount of online game development costs capitalized as intangible assets was approximately RMB5,875,774, RMB47,863,589 and RMB19,171,502, respectively.

  (20)    Share-based compensation expense

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

  (21)    Income taxes

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

  (22)    Statutory reserves

        The Group's subsidiaries and the VIEs incorporated in China are required to make appropriations to certain reserves.

        In accordance with the China Foreign Investment Enterprises laws, those of the Group's China-based subsidiaries that are considered under PRC law to be wholly foreign-owned enterprises are required to make appropriations from their after-tax profit as determined under generally accepted accounting principles in the PRC (the "after-tax-profit under PRC GAAP") to non-distributable reserve funds, including (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as general reserve fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriations for the other two reserve funds are at the Group's discretion as determined by the board of directors of each entity.

        Pursuant to the China Company Laws, those of the Group's China-based entities that are considered under PRC law to be VIEs are required to make appropriations to non-distributable reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People's Republic of China (the "PRC GAAP"). Appropriation to the statutory surplus reserve should be at

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities' registered capital. Appropriation to the discretionary surplus reserve is made at the discretion of the board of directors.

        The staff bonus and welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital.

        For the years ended December 31, 2012, 2013 and 2014, profit appropriation to general reserve fund and statutory surplus reserve for the Group's entities incorporated in China was approximately RMB4,923,933, RMB39,400,899 and RMB19,391,219, respectively. No appropriation to other reserves were made for any of the years presented.

  (23)    Advertising expenses

        The Group expenses advertising costs as incurred. Total advertising expenses were RMB160,279,673, RMB318,854,568 and RMB328,834,695 for the years ended December 31, 2012, 2013 and 2014, respectively, and were recorded in sales and marketing expenses.

  (24)    Leases

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

  (25)    Net earnings per share ("EPS")

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

  (26)    Dividends

        The board of directors of the Company may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available.

        Under PRC regulations, the Group's subsidiaries incorporated in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP and relevant regulations. In addition, the Group's subsidiaries are required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (see Note 3-(22)) prior to payment of any dividends, unless such reserve fund has reached 50% of their respective registered capital. The reserve fund is not distributable in the form of cash dividends to the Company.

  (27)    Segment reporting

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

  (28)    Comprehensive income

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

  (29)    Discontinued operations

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

3. Summary of significant accounting policies (Continued)

  (30)    Recent accounting pronouncements

        On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In June 2014, under ASC 718, Compensation—Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In August 2014, the FASB issued Presentation of Financial Statements—Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that adoption will have a significant impact on its financial position, results of operations, or cash flows.

4. Concentration and risks

        There are no customers whose revenues individually represent greater than 10% of the total revenues for the years ended December 31, 2012, 2013 and 2014.

        Online game operation revenues from the Group's certain games operated in China, namely Zhu Xian, Perfect World II and Return of the Condor Heroes Mobile, in aggregate contributed 42%, 32% and 34% of the Group's total revenues in 2012, 2013 and 2014, respectively. Except for Zhu Xian, Perfect World II and Return of the Condor Heroes Mobile, none of the rest of the Group's games operated in any single country individually contributed more than 10% of the Group's total revenues in 2012, 2013 or 2014.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

4. Concentration and risks (Continued)

        Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, time deposits and restricted time deposits. As of December 31, 2013 and 2014, majority of all of the Group's cash and cash equivalents, restricted cash and time deposits, short-term investments, time deposits and restricted time deposits were held by major financial institutions located in the PRC, Hong Kong and U.S., which management believes are of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation ("FDIC") in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those PRC banks that hold the Company's cash and cash equivalents, restricted cash, short-term investments and time deposits are financially sound based on public available information.

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

5. Restricted cash and restricted time deposits

        To meet guarantee requirement for office rental, the Group has RMB7,597,873 and RMB7,640,679 non current restricted time deposits as of December 31, 2013 and 2014. To maintain guarantee balances at the bank as a collateral for the banking facility or short-term loans of US dollars (see Note 15), as of December 31, 2013 and December 31, 2014, the Group has RMB226,100,000 and RMB785,145,000 restricted cash and time deposits, respectively, which were bank deposits with the original term of one year at certain banks.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

6. Fair value measurement

        As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Current assets
Cash equivalents:
Time deposits	108,919,301	—	108,919,301	—
Money market fund	786,536	786,536	—	—
Restricted cash and time deposits	226,100,000	—	226,100,000	—
Short-term investments:
Available-for-sale securities	1,138,318,921	—	1,138,318,921	—
Time deposits	169,573,968	—	169,573,968	—
Non current assets
Long-term time deposits	108,135,489	—	108,135,489	—
Restricted time deposits	7,597,873	—	7,597,873	—

Total assets	1,759,432,088	786,536	1,758,645,552	—

		Fair value measurement at reporting date using
Description	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets
Current assets
Cash equivalents:
Time deposits	68,080,437	—	68,080,437	—
Money market fund	769,489	769,489	—	—
Restricted cash and time deposits	785,145,000	—	785,145,000	—
Short-term investments:
Available-for-sale securities	1,458,814,288	—	1,458,814,288	—
Time deposits	221,342,278	—	221,342,278	—
Non current assets
Long-term time deposits	56,203,194	—	56,203,194	—
Restricted time deposits	7,640,679	—	7,640,679	—
Equity investment in VC Fund	606,836,193	—	—	606,836,193

Total assets	3,204,831,558	769,489	2,597,225,876	606,836,193

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

        Equity investment in the VC Fund. The Group's share on the changes in the fair value of the VC Fund's investments was recorded in the Group's Consolidated Statements of Income and Comprehensive Income. The valuation of the fair value of the VC Fund's investments is based on inputs that are unobservable in the markets. Therefore, the Group classifies the valuation technique as Level 3 of fair value measurement.

        The following are other financial instruments not measured at fair value in the Consolidated Balance Sheets, but for which the fair value was estimated for disclosure purposes.

        Short-term receivables and payables. Accounts receivable, due from related parties, other receivables included in prepayments and other assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, short-term bank loans, accrued expenses and other liabilities, and due to related parties are financial liabilities with carrying values that approximate fair value due to their short term nature. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. The Group estimated fair values of other short-term receivables and payables using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market. For the years ended December 31, 2013 and 2014, there were no materially differences between the fair values and the carrying amounts.

        There were no changes to the fair value measurement techniques, or movement of amounts from one Level to another for the years ended December 31, 2013 and 2014.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

7. Accounts receivable, net

	December 31, 2013	December 31, 2014
	RMB	RMB
Accounts receivable, gross	197,715,605	376,368,921
Allowance for doubtful accounts:
Balance at beginning of year	—	—
Additional provision for bad debt	—	(12,540,836)
Write-offs	—	—

Balance at end of year	—	(12,540,836)

Accounts receivable, net	197,715,605	363,828,085

        Accounts receivable are mainly related to the sale of game cards to distributors, initial license fees, usage based royalty fees due from licensees and revenue-sharing due from distribution channels. As the Company determined it is likely that some of the accounts receivable would not be collected based on the regular reviews performed in 2014, the Company made additional provision of RMB12,540,836 for bad debt for the year ended December 31, 2014.

8. Prepayments and other current assets

	December 31, 2013	December 31, 2014
	RMB	RMB
Interest receivable	15,494,867	34,747,291
Prepaid license and royalty fees	127,709,674	155,730,560
Staff loans	15,369,031	22,242,541
Rent and other deposits	11,713,803	9,796,189
Prepaid advertising and promotion fees	23,311,707	15,233,409
Loan repayment from PW Literature (Note 12)	112,850,000	4,061,115
Receivable from Baidu on sale of PW Literature (Note 12)	54,280,000	—
Tax receivable	21,428,834	11,483,344
Others	42,681,172	52,113,992

Total	424,839,088	305,408,441

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

9. Equity investments

        The following sets forth the changes in the Group's equity investments:

	Cost Method		Equity Method
	TiKL	Other Investments	Zhizhu Network	Unknown Worlds	Venture Capital Fund	Youtang	Daqu	Other Investments	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2012	—	—	20,944,906	16,400,017	190,487,134	—	—	—	227,832,057
Investments	—	—	—	5,098,956	197,982,823	20,000,000	40,000,000	18,250,000	281,331,779
Share of (loss) / income in equity investments	—	—	(589,264)	971,817	(13,345,038)	(700,401)	(109,401)	(1,425,862)	(15,198,149)
Converted to controlling interest (Note 11-(2))	—	—	—	(22,457,817)	—	—	—	—	(22,457,817)
Foreign currency translation adjustments	—	—	—	(12,973)	(1,476,182)	—	—	—	(1,489,155)

Balance as of December 31, 2013	—	—	20,355,642	—	373,648,737	19,299,599	39,890,599	16,824,138	470,018,715
Investments	30,762,509	14,150,939	—	—	217,737,036	—	16,000,000	43,578,726	322,229,210
Disposal	—	—	—	—	—	—	—	(666,667)	(666,667)
Share of income / (loss) in equity investments	—	—	580,639	—	15,511,502	907,621	(149,039)	(3,851,386)	12,999,337
Impairment charges	—	—	—	—	—	—	—	(4,448,952)	(4,448,952)
Foreign currency translation adjustments	(167,500)	(77,737)	—	—	(61,082)	—	—	(28,035)	(334,354)

Balance as of December 31, 2014	30,595,009	14,073,202	20,936,281	—	606,836,193	20,207,220	55,741,560	51,407,824	799,797,289

Cost Method

  (1)
  Investment in TiKL

        In September 2014, the Group made an investment of RMB30,762,509 in TiKL Inc. ("TiKL") to acquire 9% of its equity interest.

  (2)
  Other investments

        Other investments under cost method comprise of a number of equity investments in various entities with each individual investment amount ranging from approximately RMB4.9 million to RMB9.2 million. The Group adopted cost method for these investments as it has no significant influence over these investees.

        In May 2014, the Group acquired a total of 30,326,005 Class A ordinary shares of Shanda Games Limited (NASDAQ: GAME), or Shanda Games, a leading online game developer, operator and publisher in China, from Shanda SDG Investment Limited, for a total consideration of US$100 million (RMB615.3 million) in cash. In September 2014, the Group sold such 30,326,005 Class A ordinary shares of Shanda Games at premium for a total consideration of US$104.6 million (RMB643.7 million) in cash to Shanghai Buyout Fund L.P., an unrelated third party. The disposal gain amounting to US$4.6 million (RMB28.5 million) was recorded in Share of income from equity investment.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

9. Equity investments (Continued)

Equity Method

  (1)
  Investment in Zhizhu Network

        In April 2010, the Group made an investment of RMB27.0 million in Beijing Zhizhu Network Technology Co., Ltd. ("Zhizhu Network"), a related party, to acquire 20% of its equity interest.

  (2)
  Investment in Unknown Worlds

        In August 2011, the Group made an investment of RMB10,803,330 in Unknown Worlds to acquire 40% of its equity interest. In February 2013, the Group started to consolidate Unknown Worlds as it acquired additional 20% equity interest in Unknown Worlds for RMB5,098,956 and obtained control of Unknown Worlds. See Note 11-(2) for more details.

  (3)
  Investment in VC Fund

        In 2011, the Group entered into a limited partnership agreement to invest up to RMB643.5 million in a VC Fund over a nine-year period as a limited partner. The VC Fund is managed by one general partner unrelated to the Group and is focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. In March 2013, the Group increased its committed capital for an additional RMB396.0 million into the VC Fund, and the investment term was changed to 12 years. The Group holds 99% equity interest in the VC Fund and can exercise significant influence over the VC Fund but does not obtain control over it, therefore the Group accounts for this investment using the equity method of accounting. As of December 31, 2014, the Group has contributed RMB615.7 million to the VC Fund.

  (4)
  Investment in Youtang

        In July 2013, the Group made an investment of RMB20,000,000 in Shanghai Youtang Network Technology Co., Ltd. ("Youtang"), to acquire 20% of its equity interest. In July 2014, the Group signed an agreement to sell all its shares in Youtang at a cash consideration of RMB50,000,000 to an unrelated third party, which is a public company listed on Shenzhen Stock Exchange in China. This transaction was subject to approval by Chinese Securities Regulatory Commission, which approved the transaction in March 2015. The transaction has been completed in April 2015.

  (5)
  Investment in Daqu

        In December 2013, the Group made an investment of RMB40,000,000 in Beijing Shouyou Daqu Technology Co., Ltd. ("Daqu"), to acquire 30% of its equity interest, of which RMB20,000,000 was paid upon investment. The remaining RMB20,000,000 was paid in 2014. In June 2014, the Group made an investment of RMB16,000,000 to acquire an additional 10% equity interest in Daqu.

  (6)
  Other investments

        Other investments under equity method comprise of a number of equity investments in various entities with each individual investment amount ranging from approximately RMB0.4 million to RMB12.0 million. The Group adopted equity method for these investments as the Group considered it has significant influence over these companies.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

9. Equity investments (Continued)

  (7)
  Condensed financial information of the Company's investees

        In accordance with Rule 4-08 of Regulation S-X, as the 10% significant subsidiary test was met for the year ended December 31, 2014, the Company summarizes the condensed financial information of the investees of the Company's equity investments accounted for under equity method as below:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Operating data:
Revenue	56,459,782	38,538,079	153,475,932
Gross profit	31,409,936	16,746,698	92,530,567
Operating (loss) / profit	(3,336,123)	(24,452,227)	16,964,640
Net (loss) / income	(3,878,652)	(20,965,534)	18,039,667
Net (loss) / income attributable to the Company's investees	(3,878,652)	(20,965,534)	18,039,667

	December 31, 2013	December 31, 2014
	RMB	RMB
Balance sheet data:
Current assets	167,559,151	363,036,879
Non current assets	281,478,810	400,264,101
Current liabilities	19,943,244	59,057,731
Non current liabilities	—	—
Non-controlling interests	—	—

10. Property, equipment and software, net

	December 31, 2013	December 31, 2014
	RMB	RMB
Office building	1,027,317,759	1,027,454,132
Office furniture	16,622,238	19,161,369
Computers & office equipment	140,989,743	164,379,627
Game servers	363,826,724	338,890,869
Motor vehicles	12,218,937	13,020,534
Office improvement	138,031,593	154,004,892
Leasehold improvement	75,646,121	81,809,334
Software	62,749,992	67,688,233

Total	1,837,403,107	1,866,408,990
Less: Accumulated depreciation	(483,662,595)	(556,961,728)

Net book value	1,353,740,512	1,309,447,262

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

10. Property, equipment and software, net (Continued)

        The depreciation expenses for property, equipment and software were RMB123,749,329, RMB132,442,355 and RMB140,412,434 for the years ended December 31, 2012, 2013 and 2014, respectively.

11. Business combination

  (1)    Ye Net

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

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Intangible assets
Completed game	2,860	2.75
IPR&D	2,120	Note 3(13)
Trade name and domain name	1,380	Indefinite
Other identifiable tangible assets and liabilities	19,672

Identifiable net assets acquired (a)	26,032

Cash consideration (b)	3,000
Previously held equity interest on acquisition date (c)	15,170
Non-controlling interest (d)	8,090

Goodwill (b+c+d–a)	228
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	1,591

Goodwill	1,819

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

  (2)    Unknown Worlds

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

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Intangible assets
Completed game	7,410	1.9
Other identifiable tangible assets and liabilities	11,941

Identifiable net assets acquired (a)	19,351

Cash consideration (b)	5,099
Previously held equity interest on acquisition date (c)	17,039
Non-controlling interest (d)	12,084

Goodwill (b+c+d–a)	14,871
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	3,444

Goodwill	18,315

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

  (3)    Wuhu Huitian

        In December 2013, the Group invested approximately RMB255,000,000 to acquire 100% equity interest of Wuhu Huitian, of which RMB153,000,000 was paid upon acquisition. The remaining non-contingent purchase consideration of RMB102,000,000 would be paid in one year from the contract date. Upon consummation of the transaction, Wuhu Huitian became the Group's wholly owned subsidiary. The main purpose of the acquisition is to create synergies and provide better support for the Group's gaming business, and to capture new growth opportunities in the broad spectrum of the future gaming industry. As of December 31, 2014, the Group has paid RMB101,200,000 out of the remaining purchase consideration to the original shareholders of Wuhu Huitian.

        The acquisition had been accounted for as a business combination and the results of operations of Wuhu Huitian from the acquisition date have been included in the Group's consolidated financial statements. The allocation of the purchase price is as follows:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	6,493
Identifiable intangible assets:
Customer relationships	18,220	3
Non-compete agreements	1,700	3
Trade name, domain name and license	50,700	Indefinite

Identifiable net assets acquired (a)	77,113
Cash consideration paid (b)	153,000
Cash consideration payable (c)	102,000

Goodwill (b)+(c)–(a)	177,887
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	9,088

Goodwill	186,975

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

11. Business combination (Continued)

  (4)    Fuzhou Online Game

        In April 2014, the Group entered into an agreement to acquire 100% equity interest of Fuzhou Online Game. Pursuant to the pricing mechanism stipulated in the agreement and a supplemental agreement signed in September 2014, the total consideration for the acquisition amounted to RMB48,248,000, among which RMB17,624,000 is subject to an adjustment based on the fair value of equity of Fuzhou Online Game as of the settlement date prior September 3, 2015 and which is considered as contingent consideration that is recorded at fair value. For the year ended December 31, 2014, the Group has paid cash consideration of RMB25,000,000. As of December 31, 2014, the Group did not expect a material change in the fair value of the equity of Fuzhou Online Game on future settlement date, as a result of which there was no adjustment in the balance of contingent consideration payable for the year ended December 31, 2014.

        As a result of the above transactions, Fuzhou Online Game became the Group's wholly owned subsidiary. Fuzhou Online Game is principally engaged in game portal operation. The main purpose of the acquisition is to create synergies and provide better support for the Group's gaming business, and to capture new growth opportunities in the broad spectrum of the future gaming industry.

        The acquisition had been accounted for as a business combination. The excess of (i) the total consideration over (ii) the fair value of the identifiable net assets of Fuzhou Online Game was recorded as goodwill relating to the PRC operating segment. The goodwill is not expected to be deductible for tax purposes. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management's experience with similar assets and liabilities. The purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousands)	Weighted average amortization period at the acquisition date (in years)
Net tangible assets acquired	14,485
Identifiable intangible assets:
Trade name & domain name	5,300	Indefinite
Non-compete agreements	3,560	5
Customer relationships	3,470	6.5

Identifiable net assets acquired (a)	26,815
Total consideration (b)	48,248

Goodwill (b–a)	21,433
Goodwill arising from deferred tax liabilities attributed to intangible asset appreciation	3,083

Goodwill	24,516

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

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

12. Discontinued operations

        In December 2013, the Company, the equity owners of PW Literature, and Beijing Baidu Netcom Science Technology Co., Ltd. ("Baidu"), entered into a definitive agreement to sell PW Literature to Baidu, for a total consideration of RMB191,500,000, for the acquisition of PW Literature's equity interests and the repayment of PW Literature's loan from the Company. The transaction was completed on December 31, 2013. The Company has recorded the disposal gain of RMB166,288,268 in the "Gain from disposal of discontinued operations, net of tax" account in the Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2013. The disposal gain represented the excess of (i) the total consideration net of direct transaction cost incurred for the disposal over (ii) the carrying value of the net assets of PW Literature, loan provided to and non-controlling interests in PW Literature as of the disposal date. Prior to the sale, PW Literature was included in the Company's PRC operating segment. The amount due from Baidu amounting to RMB54,280,000 was received in January 2014. Of the loan due from PW Literature amounting to RMB112,745,141 was repaid in July 2014 and RMB4,061,115 are expected to be repaid in December 2015.

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

	For the years ended December 31,
	2012	2013
	RMB	RMB
Revenues	27,783,299	44,255,398

	For the years ended December 31,
	2012	2013
	RMB	RMB
Loss from discontinued operations, net of nil tax	(30,214,733)	(44,322,061)
Gain from disposal of discontinued operations, net of nil tax	—	166,288,268

(Loss) / income from discontinued operations, net of tax	(30,214,733)	121,966,207

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

12. Discontinued operations (Continued)

        Following are the carrying amounts of the major classes of assets and liabilities included as part of a disposal group as of disposal day:

December 31, 2013
RMB
Cash and cash equivalents	14,135,057
Accounts receivable, net	4,674,630
Prepayments and other assets	2,183,108
Other non current assets	2,989,932

Total assets	23,982,727

Received in advance	2,219,499
Salary and welfare payable	2,976,912
Payable to Perfect World	120,000,000
Other current liabilities	3,416,741

Total liabilities	128,613,152

13. Intangible assets, net

	As of December 31, 2013				As of December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Copyrights	125,988,632	(56,056,872)	—	69,931,760	153,120,143	(79,387,981)	(6,418,553)	67,313,609
Game engine	36,355,980	(24,489,448)	—	11,866,532	42,885,594	(30,180,638)	—	12,704,956
Non-compete agreements.	29,355,984	(27,703,206)	—	1,652,778	32,987,828	(28,757,050)	—	4,230,778
Trade name, domain name and license	123,427,084	(15,737,622)	(6,622,649)	101,066,813	141,935,889	(17,043,403)	(29,902,157)	94,990,329
Customer relationships	25,433,530	(7,719,641)	—	17,713,889	28,903,530	(14,104,385)	—	14,799,145
Completed game	148,640,168	(60,457,472)	(2,122,400)	86,060,296	149,098,967	(93,297,050)	(3,930,246)	51,871,671
IPR&D	2,184,736	—	—	2,184,736	2,184,736	—	—	2,184,736
Online game development costs	76,223,499	(26,902,606)	(9,079,456)	40,241,437	95,395,000	(38,996,616)	(13,457,308)	42,941,076
Others	1,040,000	(1,040,000)	—	—	1,040,000	(1,040,000)	—	—

Total	568,649,613	(220,106,867)	(17,824,505)	330,718,241	647,551,687	(302,807,123)	(53,708,264)	291,036,300

        Amortization expenses for the intangible assets were RMB59,366,824, RMB67,731,468 and RMB82,168,927 for the years ended December 31, 2012, 2013 and 2014, respectively.

        The estimated amortization expenses for the above intangible assets for future annual periods:

	For the years ended December 31,
	2015	2016	2017	2018	2019 and thereafter
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	68,233,769	52,315,407	32,554,969	23,761,091	47,607,503

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

14. Goodwill

        The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Group's acquisition. The changes in the carrying value of goodwill and accumulated impairment charges by segment are as follows:

	Online Game Related Operation
	PRC	International	Total
	RMB	RMB	RMB
Balance as of December 31, 2012
Goodwill	112,424,861	337,174,502	449,599,363
Accumulated impairment charges	(1,818,861)	(38,951,085)	(40,769,946)

	110,606,000	298,223,417	408,829,417

Transaction in 2013
Increase in goodwill related to acquisition	186,974,504	18,315,375	205,289,879
Impairment charges	—	(77,290,117)	(77,290,117)
Foreign currency translation adjustment	—	(25,558,299)	(25,558,299)
Balance as of December 31, 2013
Goodwill	299,399,365	329,931,578	629,330,943
Accumulated impairment charges	(1,818,861)	(116,241,202)	(118,060,063)

	297,580,504	213,690,376	511,270,880

Transaction in 2014
Increase in goodwill related to acquisition	24,515,702	—	24,515,702
Impairment charges	—	(58,211,063)	(58,211,063)
Foreign currency translation adjustment	—	2,087,877	2,087,877
Balance as of December 31, 2014
Goodwill	323,915,067	332,019,455	655,934,522
Accumulated impairment charges	(1,818,861)	(174,452,265)	(176,271,126)

	322,096,206	157,567,190	479,663,396

        The Group performs its annual goodwill impairment test of each reporting unit as of November 30, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the company-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results. Determining the number of reporting units and the fair value of a reporting unit requires the Group to make judgments and involves the use of significant estimates and assumptions. Under PRC operating segment, the Group identified one reporting unit as PRC online game business. Under International operating segment, the Group identified the following three reporting units for goodwill impairment testing: U.S. online game business, Runic Games and Unknown Worlds.

        In September 2014, in view of U.S. online game business' performance during 2014 and near-term business outlook that were below our expectations, the Group performed an interim assessment on the goodwill related to the reporting unit of U.S. online game business and recognized an estimated goodwill impairment charge of RMB40,242,058 in the third quarter of fiscal year 2014. The impairment

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

14. Goodwill (Continued)

assessment on U.S. online game business' goodwill weighted the results from the income approach and considered a combination of factors, including, but not limited to, market conditions, expected future cash flows, growth rates and discount rates, which require the Group to make certain estimates and assumptions regarding industry economic factors and future profitability of the business.

        As of November 30, 2014, the Group performed its annual goodwill impairment analysis of each reporting unit, based on which an impairment charge of RMB17,969,005 associated with Unknown Worlds reporting unit was recognized in view of sequential decline of revenue generated from the pay-per-install game developed by Unknown Worlds and its near-term business outlook. Thereafter, all goodwill arising from the acquisition of Unknown Worlds in February 2013 was fully impaired.

        For the annual goodwill impairment analysis of U.S. online game business reporting unit, in view of the recent interim goodwill impairment assessment performed in September 2014, the Group assessed qualitative factors including macroeconomic conditions, industry and market considerations, the unit's overall financial performance and other events that may affect the reporting unit and determined that it is not more-likely-than-not that the fair value of the U.S. online game business reporting unit is less than its carrying amount and concluded that no further assessment was necessary. For the remaining reporting units, namely PRC online game business and Runic Games, the Group compared the fair value of the reporting units with their carrying amounts using income approach, and concluded that the fair value of the reporting units exceeded their carrying values and determined that no adjustment to the carrying value of goodwill for these reporting units was necessary. For PRC online game business reporting unit, the percentage by which fair value exceeds carrying value of goodwill was approximately 21.6%. For Runic Games reporting unit, the percentage by which fair value exceeds carrying value of goodwill was approximately 16.2%.

        The Group used discounted cash flow method to estimate the fair value of their reporting units. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage the Company's business, determining appropriate discount rates, estimation of the long-term rate of growth for the Company's business, estimation of the duration over which cash flows will occur, determination of the Company's weighted average cost of capital, and terminal value. The estimates of fair value of a reporting unit result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an additional impairment charge.

        The goodwill impairment charges for the years ended December 31, 2012, 2013 and 2014 were RMB40,769,946, RMB77,290,117 and RMB58,211,063, respectively.

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

        In April 2013, the Group entered into a loan agreement with a bank whereby on April 8, 2013, the Group effectively pledged certain time deposits with a total amount of RMB161,000,000 to secure a bank loan, totaling US$25,000,000 carrying a floating rate of interest based on 3-month LIBOR plus 1%. The bank loan was fully repaid in March, 2014.

        In August 2013, the Group entered into a loan agreement with a bank whereby on August 13, 2013, the Group effectively pledged certain time deposits with a total amount of RMB65,100,000 to secure a bank loan, totaling US$10,000,000 and bearing interest at 1% per annum over 3-month LIBOR. The bank loan was fully repaid in August 2014.

        In April 2014, the Group entered into a banking facility agreement with a bank whereby on April 7, 2014, the Group effectively pledged certain time deposits with a total amount of RMB152,145,000 to secure a bank loan, totaling US$23,000,000 and bearing interest at 1% per annum over 1-month LIBOR. The bank loan was fully repaid in April 2015.

        In April 2014, the Group entered into a banking facility agreement with a bank whereby on April 24, 2014, the Group effectively pledged certain time deposits with a total amount of RMB33,000,000 to secure a bank loan, totaling US$5,000,000 and bearing interest at 1% per annum over 1-month LIBOR. The bank loan was fully repaid in April 2015.

        In May 2014, the Group entered into a banking facility agreement with a bank whereby on May 14, 2014, the Group effectively pledged certain time deposits with a total amount of RMB300,000,000 to secure a bank loan, totaling US$45,000,000 and bearing interest at 3.3877% per annum. The bank loan was fully repaid in October 2014. The pledged time deposits remained outstanding until May 13, 2015.

        In May 2014, the Group entered into another banking facility agreement with a bank whereby on May 15, 2014, the Group effectively pledged certain time deposits with a total amount of RMB300,000,000 to secure a bank loan, totaling US$45,000,000 and bearing interest at 2.47% per annum over 3-month LIBOR. The bank loan was fully repaid in February 2015. The pledged time deposits were released on April 28, 2015.

        The above pledged time deposits were classified as restricted time deposits due to the restrictions in use in due periods.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

16. Accrued expenses and other liabilities

	December 31, 2013	December 31, 2014
	RMB	RMB
Professional fee accruals	10,880,372	13,408,151
Accrued expenses	33,384,969	48,246,154
Payables to employees relating to exercise of options	6,673,216	1,899,264
Other taxes and surcharges	3,033,628	3,144,913
Deposits	6,277,082	8,175,481
Consideration payable for business acquisition (Note 11-(3))	102,000,000	800,000
Consideration payable for equity investment (Note 9-(5))	20,000,000	—
Contingent consideration payable for business acquisition (Note 11-(4))	—	23,248,000
Others	6,689,920	14,007,167

Total	188,939,187	112,929,130

17. Others, net

        The following table summarizes the Group's other income or expenses:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Government financial incentives	39,993,581	37,707,497	26,052,170
Exchange gains	3,334,352	6,677,643	27,182,781
Expired game prepaid cards	4,428,309	1,555,307	1,656,035
PRC IIT refunds	6,373,716	1,873,323	3,045,780
Rental income	5,230,480	13,744,791	28,041,990
Platform service fees	—	21,467,065	17,193,261
Others	915,622	654,708	(2,683,895)

Total	60,276,060	83,680,334	100,488,122

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

        Platform service fees are earned from the technical support service provided to a third party's platform.

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

  (2)    Share Options

  Service-based share options

        The Company granted 4,615,000, 12,700,000 and 200,000 service-based share options to its officers (including directors) and employees for the years ended December 31, 2012, 2013 and 2014, respectively. These awards generally vest over a four-year term, the vesting schedule of each share option award is determined by the board of directors.

        Share-based compensation expenses related to service-based share options of RMB60,985,488, RMB69,852,854 and RMB46,382,853 were recognized in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2012, 2013 and 2014, respectively. The unamortized compensation costs related to unvested awards not yet recognized were RMB57,758,897 as

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Share-based compensation (Continued)

of December 31, 2014, adjusted for estimated forfeitures, and the weighted average period over which it would be recognized was 2.25 years.

        The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2014, and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2014	25,927,910	2.96	3.31	24,253,925
Granted	200,000
Exercised	(1,204,490)
Forfeited or cancelled	(1,723,895)

Outstanding as of December 31, 2014	23,199,525	2.95	2.39	15,242,323

Vested and expected to vest as of December 31, 2014	22,431,529	2.99	2.36	14,534,499
Exercisable as of December 31, 2014	13,067,655	3.49	1.78	5,904,270

        No option expired during years ended December 31, 2012, 2013 and 2014.

        The weighted-average grant date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 were RMB4.80 (US$0.76), RMB5.95 (US$0.96) and RMB15.12 (US$2.46) per option, respectively.

        The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were RMB133,116,835, RMB19,681,115 and RMB16,487,975, respectively. The intrinsic value is calculated as the difference between the closing price of the Company's stock on the date of exercise and the exercise price of the options. The Company expects to issue new ordinary shares to satisfy share option exercises.

        The estimated fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the years ended December 31,
	2012	2013	2014
Risk-free interest rates (%)(1)	0.47%	0.56% - 0.66%	1.16%
Expected life (in years)(2)	3.64	3.63 - 3.64	3.62
Expected dividend yield (%)(3)	3.64%	3.78%	1.67%
Expected volatility (%)(4)	62.61%	57.11% - 57.71%	55.30%

(1)
The risk-free interest rate is based on the U.S. treasury yield for a term consistent with the expected life of the awards.

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

  Performance-based share options

        Performance-based awards are generally vested over a four-year term. The performance goals and vesting schedule of these awards are determined by the board of directors. For those awards, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date. No performance-based options granted during the years ended December 31, 2012, 2013 and 2014.

        Share-based compensation expenses related to performance-based share options of RMB10,159,104, RMB6,040,216 and RMB1,305,230 were recognized in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2012, 2013 and 2014, respectively. The unamortized compensation costs related to the unvested awards not yet recognized were RMB46,791 as of December 31, 2014, adjusted for estimated forfeitures and expected to vest performance-based options, and weighted average period over which it would be recognized was 0.39 year.

        The summary of performance-based share options activities under the Share Incentive Plan as of December 31, 2014 and changes during the year is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of January 1, 2014	2,468,905	3.31	0.71	2,243,964
Granted	—
Exercised	(565,600)
Forfeited or cancelled	(60,110)

Outstanding as of December 31, 2014	1,843,195	3.79	0.49	893,680

Vested and expected to vest as of December 31, 2014	1,838,924	3.79	0.49	893,680
Exercisable as of December 31, 2014	1,804,980	3.76	0.46	918,511

        No option expired during the years ended December 31, 2012, 2013 and 2014.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

18. Share-based compensation (Continued)

        The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were RMB26,389,075, RMB39,472,482 and RMB8,185,565, respectively. The intrinsic value is calculated as the difference between the closing price of the Company's stock on the date of exercise and the exercise price of the options.

  (3)    Share awards in a wholly controlled entity

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

  (4)    Awards associated with R&D restructuring

        In 2014, the Company's board of directors approved a restructuring plan of its R&D teams, under which five New Entities have been formed. The Company holds 51% equity interests in these New Entities, and the remaining 49% of each of these five New Entities would be beneficially held by the Company's key R&D employees. The key R&D employees are required to work for the New Entities during requisite service periods of two or three years.

        In addition to the nominal amount of cash to register the New Entities, the Company contributed extra cash and certain intangible assets to the New Entities, thus effectively granted share awards of the New Entities to the R&D employees. Given that those entities were newly set up, the fair value of the share awards on grant date approximates 49% of the additionally contributed cash and intangible assets. The total compensation cost of RMB119.9 million would be amortized over the requisite service periods on a straight-line basis. Accordingly, approximately RMB3.8 million was recognized as share-based compensation expenses for the year ended December 31, 2014.

19. Taxation

  a.    Overseas taxation

  Cayman Islands and British Virgin Islands

        Under the current laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries in Cayman Islands and British Virgin Islands are not subject to tax on their income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

  United States

        PW USA, Runic Games, Cryptic Studios and Unknown Worlds are generally subject to corporate income tax rates ranging from 15% to 35% at the federal level and, in some instances, are also subject to tax at the state level. State tax rates vary by jurisdiction. The Group's sales proceeds from online game operation in the State of Massachusetts and Washington of the U.S. are subject to sales tax at

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

rates of 6.25% and 6.5%, respectively. For other states where the Group operates its online games, sales tax is not levied according to local tax regulation.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends from PW Hong Kong to the Company are not subject to any Hong Kong withholding tax. Hong Kong does not levy turnover tax.

  Malaysia

        PW Malaysia engages in offshore licensing activity. It is subject to a fix amount corporate income tax of MYR20,000 a year. Perfect Play engages in onshore business activities, and is subject to a 25% corporate income tax rate. The Group's sales proceeds from online game operation supporting service conducted in Malaysia are subject to service tax at a rate of 6%.

  Taiwan

        The Group's subsidiary established in Taiwan is subject to 17% corporate income tax rate (taxable income up to TWD120,000 is exempt). The Group's sales proceeds from online game operation supporting service conducted in Taiwan are subject to VAT at a rate of 5%.

  Netherlands

        The fiscal unity PW Universal in Netherlands engages in intra-group licensing and local sales and marketing. The standard corporate income tax rate is 25%. A lower rate of 20% applies to the first EUR200,000 of taxable income. The Group's sales proceeds from online game operation conducted in the Netherlands are subject to VAT at a rate of 21%.

  Japan

        The corporate income tax rate applicable to C&C Media and CCO Co., Ltd. is 40.7% in 2012, 38.0% in 2013, 38.0% from January 1 to March 31, 2014 and 35.6% from April 1 to December 31, 2014. The Group's sales proceeds from online game operation conducted in Japan are subject to consumption tax at a rate of 5% from January 1 to March 31, 2014 and 8% from April 1 to December 31, 2014.

  Korea

        PW Korea is generally subject to corporate income tax rates ranging from 11.0% to 24.2%. The Group's sales proceeds from online game operation conducted in Korea are subject to VAT at a rate of 10%.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

  Thailand

        PW Thailand is subject to a corporate income tax rate of 20%. The Group's sales proceeds from online game operation conducted in Thailand are subject to VAT at a rate of 7%.

  Singapore

        For PW Singapore, 75% of the first SGD10,000 of normal chargeable income is exempt from tax, and 50% of the next SGD290,000 is exempt from tax. The balance of chargeable income is fully taxable at the standard rate of 17%. The Group's sales proceeds from online game operation conducted in Singapore are subject to goods and services tax at a rate of 7%.

  b.    PRC VAT and business tax

        A Pilot Program for transition from business tax to VAT for revenues from certain industries was launched in Shanghai on January 1, 2012. On August 1, 2013, all regions in China have launched the pilot program. On June 1, 2014, the pilot program has extended to more industries.

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

        For operation of online games, the tax treatment varies depending on the nature of games and the local tax policies of provinces where the games are operated. In general, the Group's VIEs incorporated in China are subject to VAT at the rate of 6% or 17% (with refund on the portion of tax payment exceeds an effective tax rate of 3%) or Business Tax at the rate of 5% plus related surcharges on revenues from online game operations.

  c.    PRC corporate income tax

        On March 16, 2007, the National People's Congress of PRC enacted a corporate income tax law, under which foreign-invested enterprises and domestic companies would be subject to corporate income tax at a uniform rate of 25%. There will be a five-year transition period for foreign-invested enterprises, during which foreign-invested enterprises are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "software enterprises" and/or "high and new technology enterprises," whether foreign-invested enterprises or domestic companies.

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

        PW Network has been qualified as a "high and new technology enterprise" under the corporate income tax law from 2008 to 2017. Therefore, PW Network enjoyed a preferential tax rate of 15% from 2012 to 2014 as a "high and new technology enterprise."

        PW Software has been qualified as a "high and new technology enterprise" from 2008 to 2017. Therefore, PW Software was entitled to the tax exemption in 2008 and 2009 and a 50% reduction of its applicable corporate income tax rate of 15% from 2010 to 2012, and enjoyed a preferential tax rate of 15% in 2013 and 2014 as a "high and new technology enterprise."

        Shanghai PW Network has been qualified as having "software enterprise" status from 2009 to 2013, and "high and new technology enterprise" status from 2014 to 2016. Therefore, Shanghai PW Network was entitled to the tax exemption in 2009 and 2010 and was subject to a 50% income tax reduction to a rate of 12.5% from 2011 to 2013 as a "software enterprise," and enjoyed a preferential tax rate of 15% in 2014.

        PW Digital Software and PW Digital have been qualified as having "software enterprise" status from 2010 to 2014. PW Digital Software and PW Digital were entitled to the tax exemption in 2010 and 2011 and were subject to a 50% income tax reduction to a rate of 12.5% in 2012, 2013 and 2014.

        PW Game Software has been qualified as a "software enterprise" from 2010 to 2014. PW Game Software achieved cumulative taxable income for the year ended December 31, 2013, and therefore was entitled to the tax exemption in 2013 and 2014. PW Game Software will be subject to a 50% income tax reduction to a rate of 12.5% from 2015 to 2017, provided that it continues to be qualified as a "software enterprise" during such period.

        Hefei PW Network has been qualified as having "software enterprise" status from 2013. Hefei PW Network achieved cumulative taxable income for the year ended December 31, 2013, and therefore was entitled to the tax exemption in 2013 and 2014 as a "software enterprise." Hefei PW Network will be subject to a 50% income tax reduction to a rate of 12.5% from 2015 to 2017, provided that it continues to be qualified as a "software enterprise" during such period.

        Chengdu PW Network has been qualified as having "software enterprise" status from 2010. Chengdu PW Network achieved cumulative taxable income for the year ended December 31, 2014, and therefore was entitled to the tax exemption in 2014. Chengdu PW Network will continue to enjoy the tax exemption in 2015 and be subject to a 50% income tax reduction to a rate of 12.5% from 2016 to 2018, provided that it continues to be qualified as a "software enterprise" during such period.

        Except for PW Network, PW Software, Shanghai PW Network, PW Digital Software, PW Digital, PW Game Software, Hefei PW Network and Chengdu PW Network, the Group's other major China-based subsidiaries and VIEs are subject to a 25% corporate income tax rate.

  Withholding tax on undistributed dividends

        Under the PRC corporate income tax law which went into effect on January 1, 2008, dividends attributable to the earnings generated after January 1, 2008 and payable by a foreign-invested

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

enterprise in China to its foreign investors are subject to a 10% withholding tax unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Mainland and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). As PW Hong Kong, which holds 100% equity interest of PW Software, Shanghai PW Software and PW Game Software, is a Hong Kong tax resident, dividends declared by the Group's aforesaid PRC subsidiaries to PW Hong Kong should be subject to the withholding tax at a rate of 5%.

        For the potential distribution of dividends to the Company's shareholders, the Group accrues and records the withholding income tax for all standalone undistributed earnings of the Group's PRC subsidiaries. For the years ended December 31, 2012, 2013 and 2014, withholding taxes of RMB19,645,562, RMB26,540,876 and RMB21,295,237 were accrued and recorded as deferred tax liabilities, respectively. For the Group's VIEs, the Group will continue to indefinitely reinvest the remaining undistributed earnings to fulfill working capital needs and non-cancellable contractual commitments, to fund capital expenditures to expand the Group's business in China. The unrecognized deferred tax liabilities related to the withholding tax on undistributed earnings of the Group's VIEs at a rate of 5% as of December 31, 2013 and 2014 were approximately RMB69,817,831 and RMB77,909,816, respectively.

  Withholding tax on license fees and royalties in various countries

        The license fees and royalties received from the Group's licensees in various jurisdictions outside of the PRC are subject to withholding taxes at various tax rates. The Group recognized RMB9,888,633, RMB8,247,703 and RMB12,525,132 as income tax expenses related to withholding taxes during the years ended December 31, 2012, 2013 and 2014, respectively.

  Components of income taxes

	For the years ended December 31,
	2012		2013		2014
	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities	Overseas Entities	PRC Entities
	RMB	RMB	RMB	RMB	RMB	RMB
(Loss) / income from continuing operation before income tax expenses	(2,145,798)	695,723,664	(66,339,474)	558,299,323	(80,189,016)	657,408,587

Current income tax expense / (credit)	21,940,668	95,772,411	2,752,148	43,179,801	(5,609,205)	39,645,558
Deferred income tax (credit) / expense	(4,623,738)	(26,504,171)	(441,662)	(10,281,072)	60,301,957	(6,664,729)
Foreign withholding tax expense	5,520,677	4,367,956	4,749,961	3,497 ,742	10,842,776	1,682,356
PRC withholding tax on undistributed earnings	19,645,562	—	26,540,876	—	21,295,237	—

Income tax expense from continuing operation	42,483,169	73,636,196	33,601,323	36,396,471	86,830,765	34,663,185

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

        Reconciliation of the difference between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Effect of tax incentive and holiday	(15.9)%	(17.2)%	(19.8)%
Effect of tax-exempt entities	0.3%	0.1%	(3.2)%
Change in valuation allowance	6.5%	1.5%	23.5%
Effect of the overseas withholding taxes	1.5%	1.7%	2.2%
Effect of the PRC withholding tax on undistributed earnings	3.0%	5.4%	3.7%
Effect of permanent difference	(1.0)%	1.8%	(6.0)%
Others	(1.9)%	(4.1)%	(4.4)%

Effective income tax rate from continuing operation	17.5%	14.2%	21.0%

        The following table sets forth the computation of the effects of the tax incentive and holidays granted to the subsidiaries and VIEs of the Company for the years ended December 31, 2012, 2013 and 2014, respectively:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Effect of tax incentive and holiday	105,263,201	84,647,199	114,169,921
Basic net earnings per ordinary share effect	0.44	0.35	0.46

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

  d.    Deferred tax assets and deferred tax liabilities

	December 31, 2013	December 31, 2014
	RMB	RMB
Deferred tax assets:
Net operating loss carryforwards	92,659,595	160,956,398
Current reserves and accruals	43,205,785	57,885,594
Depreciation and amortization	10,898,028	14,055,466
R&D Credit	30,024,984	39,799,093
Others	22,863,742	12,076,003

Total deferred tax assets	199,652,134	284,772,554
Less: Valuation allowance	(75,093,072)	(220,620,764)

Total deferred tax assets net off valuation allowance	124,559,062	64,151,790
Deferred tax liabilities:
PRC withholding tax on undistributed earnings	86,911,299	108,206,536
Intangible assets arisen from business combination	38,695,869	26,987,012
Others	8,316,011	15,155,280

Total deferred tax liabilities	133,923,179	150,348,828

Net deferred tax liabilities	(9,364,117)	(86,197,038)

        The net operating loss carryforwards are resulting from operating losses of some subsidiaries and VIEs of the Group that had losses at their individual entity level.

        As of December 31, 2014, the Group's U.S. subsidiaries had federal and state net operating loss carryforwards of approximately RMB225,160,024 and RMB155,883,915, respectively, to offset future taxable income. The federal and state net operating loss carryforwards, if not utilized, will expire beginning in 2030 and 2029, respectively. Federal and California tax laws impose restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined in Section 382 of the Internal Revenue Code. The Company's ability to utilize its net operating loss carryforwards are subject to limitations under these provisions.

        As of December 31, 2014, the Group's U.S. subsidiaries, had federal and state R&D credit carryforwards of RMB32,149,195 and RMB32,659,569, respectively, to offset future tax liability. The federal R&D credit, if not utilized, will expire beginning 2029.

        Valuation allowance assessment is based on the weight of all available evidences, both positive and negative. A valuation allowance is provided when positive evidence is insufficient to overcome a significant piece of negative evidence such as a cumulative loss in recent years. In considering the relative impact of negative and positive evidence, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies. The weight given to the potential effect of negative and positive evidence was commensurate with the extent to which it can be objectively verified. PW USA and its wholly owned subsidiary filed a combined income tax return, and

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

19. Taxation (Continued)

generated cumulative losses in recent years. The Company determined that it is more likely than not that the Company would not generate sufficient taxable income in the future to utilize such deferred tax assets carryforwards. Therefore, the Company provided a full amount of valuation allowance amounting to RMB137,801,919 for the related deferred tax assets as of December 31, 2014.

  Movement of valuation allowance

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of the year	51,217,697	86,793,131	75,093,072
Current year addition	45,108,417	16,773,539	162,033,210
Current year reversal	(9,532,983)	(7,836,531)	(16,505,518)
Disposal of PW Literature	—	(20,637,067)	—

Balance at end of the year	86,793,131	75,093,072	220,620,764

  e.    Uncertain tax positions

        The following table summarizes the activity related to the Group's uncertain tax benefits from January 1, 2012 to December 31, 2014:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at January 1	10,517,130	12,161,522	14,610,829
Tax positions related to current year:
Additions	798,075	2,342,288	2,687,716
Tax positions related to prior year:
Additions	878,919	967,577	259,253
Reductions	—	—	—
Settlements	—	—	—
Foreign currency translation adjustment	(32,602)	(860,558)	645,457

Balance at December 31	12,161,522	14,610,829	18,203,255

        As of December 31, 2012, 2013 and 2014, the Group's U.S. subsidiaries, primary Cryptic Studios, recorded unrecognized tax benefits related to R&D credits. The Group does not anticipate the uncertain tax positions to significantly increase or decrease within twelve months of December 31, 2014.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

20. Employee benefits

        The Group is required to accrue monthly for staff welfare benefits for the full-time employees of its subsidiaries and the consolidated VIEs incorporated in the PRC and make contributions to the government and relevant state sponsored pension and medical plans with all the amounts accrued. Such staff welfare benefits include medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund and are determined based on certain percentages of the employees' respective salaries in accordance with relevant regulations. The amount of such cash contributions may increase due to the Group's expanding workforce as the Group grows its business or increase wage levels. However, the Group does not expect that such increase will have a material effect on its liquidity. The total amounts charged to the Consolidated Statements of Income and Comprehensive Income for such employee benefits amounted to approximately RMB140,611,985, RMB168,494,855 and RMB196,560,871 for the years ended December 31, 2012, 2013 and 2014, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees and the Group's obligation is limited to the amounts contributed.

21. Net earnings per share

        The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2012, 2013 and 2014:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Numerator:
Amount attributable to the Company's shareholders:
Income from continuing operations, net of tax	570,864,921	420,447,426	471,390,134
(Loss) / income from discontinued operations, net of tax	(30,214,733)	121,966,207	—

Net income	540,650,188	542,413,633	471,390,134

Denominator:
Weighted-average number of ordinary shares outstanding, basic	239,119,233	243,958,465	247,943,431
Effect of dilutive share options	3,376,427	3,754,433	4,995,976

Weighted-average number of ordinary shares outstanding, diluted	242,495,660	247,712,898	252,939,407

Net earnings per ordinary share , basic
Continuing operations	2.39	1.72	1.90
Discontinued operations	(0.13)	0.50	—

Total earnings per ordinary share, basic	2.26	2.22	1.90

Net earnings per ordinary share, diluted
Continuing operations	2.35	1.70	1.86
Discontinued operations	(0.12)	0.49	—

Total earnings per ordinary share, diluted	2.23	2.19	1.86

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

21. Net earnings per share (Continued)

        For the years ended December 31, 2012, 2013 and 2014, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 13,602,359, 13,864,973 and 9,752,223, respectively.

22. Segment information

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

        The following table presents summary information by segments for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31, 2012
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	2,093,057,299	677,528,756	2,770,586,055
Segment costs and operating expenses	(1,472,777,225)	(660,726,950)	(2,133,504,175)

Segment operating profit	620,280,074	16,801,806	637,081,880
Share-based compensation costs			(71,144,592)
Total other income			127,640,578

Income before tax			693,577,866

	For the year ended December 31, 2013
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	2,292,571,038	760,091,955	3,052,662,993
Segment costs and operating expenses	(1,829,631,361)	(809,198,909)	(2,638,830,270)

Segment operating profit	462,939,677	(49,106,954)	413,832,723
Share-based compensation costs			(75,893,070)
Total other income			154,020,196

Income before tax			491,959,849

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

22. Segment information (Continued)

	For the year ended December 31, 2014
	PRC	International	Consolidated
	RMB	RMB	RMB
Revenues	3,225,119,984	618,103,420	3,843,223,404
Segment costs and operating expenses	(2,615,520,256)	(835,277,187)	(3,450,797,443)

Segment operating profit	609,599,728	(217,173,767)	392,425,961
Share-based compensation costs			(51,494,263)
Total other income			236,287,873

Income before tax			577,219,571

        Geographic information for the years ended December 31, 2012, 2013, and 2014 is based on the location of the customers. Revenues from external customers by geographic areas were as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Domestic	1,925,177,127	2,150,762,144	3,059,627,935
North America	445,908,814	481,099,025	369,968,880
Other international regions	399,500,114	420,801,824	413,626,589

Total	2,770,586,055	3,052,662,993	3,843,223,404

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

        On March 8, 2014, the Company's board of directors declared an annual cash dividends in the aggregate amount of approximately US$24 million to its shareholders of record as of the close of business on April 3, 2014, at US$0.096 per Class A or Class B ordinary share, or US$0.48 per ADS, each representing five Class B ordinary shares of the Company. On April 15, 2014, the Company distributed the dividends which amounted to RMB146,431,373.

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

24. Related party transactions

        The table below sets forth the major related parties and their relationships with the Group as of December 31, 2014:

Company name	Relationship with the Group
Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. ("Jiuzhou Tianyuan")	Equity owner of PW Network
Beijing Ever Joy Pictures Co., Ltd.	Under the control of Mr. Michael Yufeng Chi
Perfect Pictures and Media Group Co., Ltd. ("PW Pictures"), formerly known as Perfect World (Beijing) Pictures Co., Ltd.	Under the control of Mr. Michael Yufeng Chi
SB Asia Investment Fund II L.P. ("SAIF")	One of the Company's Independent Directors is the Partner of SAIF
Zhizhu Network	An investee of the Company

        During the years ended December 31, 2012, 2013 and 2014, significant related party transactions were as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Marketing services provided by Zhizhu Network	925,000	3,388,750	3,217,275
Office rental income from PW Pictures	680,970	6,261,059	10,230,248
Copyrights purchased from minor investees	—	—	9,058,333
Short-term loans to minor investees	—	—	2,000,000
Prepayments to minor investees for game licenses	—	3,000,000	3,800,000
Marketing services provided by minor investees	—	—	2,337,942

        As of December 31, 2013 and 2014, outstanding amount due from/to related parties were as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB
Prepayment to Zhizhu Network for marketing service	656,136	1,553,200
Prepayment to minor investees for game licenses	2,666,667	3,800,000
Short-term loans to minor investees	—	2,000,000
Others	70,286	28,212

Total	3,393,089	7,381,412

Due to Zhizhu Network for marketing service	41,750	770,475
Due to PW Pictures for office rental deposit	50,000	50,000
Investment payable to minor investee	—	1,600,000
Due to minor investees for marketing service	—	148,400
Due to minor investee for game licenses	—	300,000

Total	91,750	2,868,875

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

25. Commitments and contingencies

  a.    Contractual commitment

        Contractual commitments related to office rental, leases signed for co-location services and server rentals, leasehold improvement, building renovation and other purchase obligation are presented in the following table:

	Office Rental	Co-location & Server Rental	Other Purchase Obligation	Total
	RMB	RMB	RMB	RMB
2015	72,322,634	24,555,835	125,515,088	222,393,557
2016	53,169,862	87,680	7,004,852	60,262,394
2017	40,390,061	—	7,148,150	47,538,211
2018	37,477,350	—	4,301,150	41,778,500
2019	7,405,490	—	4,301,150	11,706,640
Thereafter	1,966,094	—	12,309,400	14,275,494

	212,731,491	24,643,515	160,579,790	397,954,796

        The rental expenses including server leasing rental and office rental were approximately RMB158,841,427, RMB203,391,941 and RMB205,077,566 for the years ended December 31, 2012, 2013 and 2014, respectively, and were charged to the Consolidated Statements of Income and Comprehensive Income when incurred.

        In 2011, the Group entered into a limited partnership agreement to invest up to RMB643.5 million in a VC Fund over a nine-year period as a limited partner. The VC Fund is managed by one general partner unrelated to the Group and is focusing on companies with high-growth potentials in certain technology, media and telecommunications sectors. In March 2013, the Group increased its committed capital for an additional RMB396.0 million into the VC Fund, and the investment term was changed to 12 years. As of December 31, 2014, the Group has contributed RMB615.7 million to the VC Fund. The remaining committed capital of RMB423.8 million will be contributed over the remaining investment term upon the capital call by the general partner.

        In June 2014, the Group entered into an agreement to purchase office premises in Chongqing, China at a total price of approximately RMB104.9 million. The Group prepaid RMB5.0 million as a deposit as of December 31, 2014. The purchase was completed in April 2015.

  b.    Contingencies

        The Group is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business.

        In December 2013, Shanghai Xuanting Entertainment Information Technology Co., Ltd., an affiliate of Shanda Interactive Entertainment Limited, filed a complaint against PW Literature, alleging that software developed by PW Literature infringed its copyright in a number of novels. The case has not gone to trial as of December 31, 2014. The Group believes the case are without merit and intend to defend the actions vigorously. Regardless of the outcome of this lawsuit, the Group believes that such proceeding, when finally resolved, is unlikely to have a material adverse effect on the Group's

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

25. Commitments and contingencies (Continued)

results of operations, financial position and cash flows. The possible range of loss cannot be estimated since the case is still at its early stage.

        In May 2014, Uniloc USA, Inc. and Uniloc Uxembourg S.A. sued PW USA for patent infringement in the United State District Court for the District of Texas. The plaintiffs alleged that the product activation system and customer software activation/registration process employed by PW USA infringed their patents. The Group believes that the case is without merit and intend to defend vigorously. The Group does not expect this pending proceeding to have a material adverse effect on the Group's results of operations, financial position and cash flows, even if it is determined against the Group. The possible range of loss cannot be estimated since the case is still at its early stage.

        The Group did not record any other legal contingencies as of December 31, 2014.

26. Restricted net assets

        Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The general reserve fund and statutory surplus reserve (see Note 3-(22)) require annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to approximately RMB943.0 million or 19.4% of the Company's total consolidated net assets as of December 31, 2014. Of the total restricted net assets, RMB764.8 million was attributed to the Company's PRC subsidiaries and RMB178.2 million was attributed to the Company's VIEs. The Company requires cash resources from its PRC subsidiaries and VIEs to pay dividends to the Company's shareholders. There were immaterial undistributed retained earnings by the equity accounted investees in the consolidated retained earnings because majority of them have been loss making.

27. Subsequent events

        The Company's board of directors received a preliminary non-binding proposal letter dated December 31, 2014 from the Company's founder and chairman of the board of directors, Mr. Michael Yufeng Chi, to acquire all of the Company's outstanding ordinary shares not already directly or indirectly owned by him in a going private transaction for US$20 per ADS in cash, or US$4 per ordinary share in cash. The board of directors of the Company formed a special committee of independent directors on January 2, 2015 to consider the proposal.

        On April 26, 2015, the Company entered into a merger agreement with Perfect Peony Holding Company Limited, or Parent (an entity controlled by Mr. Michael Yufeng Chi), and Perfect World Merger Company Limited, or Merger Sub (a wholly owned subsidiary of the Parent). Subject to satisfaction of the merger agreement's terms and conditions, Merger Sub will merge with and into the

Perfect World Co., Ltd.

Notes to the Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi Yuan unless otherwise stated)

27. Subsequent events (Continued)

Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger"). Each of the Company's ordinary shares or ADSs will be cancelled in exchange for the right to receive US$4.04 per ordinary share or US$20.20 per ADS in cash without interest, except for shares (including such shares represented by ADSs) already directly or indirectly owned by Mr. Michael Yufeng Chi, and shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger. The Company's board of directors has approved the Merger, which is subject to approval by the Company's shareholders.